04035369

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jupiter Telecommunications Co Ltd

*CURRENT ADDRESS 1-130 Shiba-Daimon
Minato-Ku
Tokyo Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

FILE NO. 82- 34800 FISCAL Y.

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: Mcomo

DAT : 7/8/04

EXHIBIT LIST

EXHIBIT A

Annual Securities Report, filed by the Company on March 30, 2004. This report describes the Company's capital, management, business and financial statements and other matters concerning the Company for the year ended December 31, 2003.

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第1項
【提出先】	関東財務局長
【提出日】	平成16年3月30日
【事業年度】	第10期(自　平成15年1月1日　至　平成15年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　森泉　知行
【本店の所在の場所】	東京都港区芝大門一丁目1番30号 (平成16年2月16日に東京都豊島区東池袋四丁目41番24号より変更)
【電話番号】	(03) 6765-8100
【事務連絡者氏名】	常務取締役　チーフフィナンシャルオフィサー 春山　昭彦
【最寄りの連絡場所】	東京都港区芝大門一丁目1番30号
【電話番号】	(03) 6765-8100
【事務連絡者氏名】	常務取締役　チーフフィナンシャルオフィサー 春山　昭彦
【縦覧に供する場所】	該当事項はありません。

目次

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第6期	第7期	第8期	第9期	第10期
決算年月		平成11年12月	平成12年12月	平成13年12月	平成14年12月	平成15年12月
売上高	(千円)	30,741,492	54,315,831	92,206,714	125,501,750	152,001,096
経常利益又は損失(△)	(千円)	△12,799,783	△21,559,405	△23,589,166	△10,839,005	2,409,434
当期純利益又は損失(△)	(千円)	△11,134,796	△20,978,878	△23,445,406	△11,088,569	796,529
純資産額	(千円)	3,538,435	△8,711,706	△32,157,112	△43,245,681	△10,188,197
総資産額	(千円)	98,637,597	176,456,509	229,993,780	255,605,684	263,686,330
1株当たり純資産額	(円)	4,434.13	△2,214.30	△8,173.56	△10,992.00	△2,174.86
1株当たり当期純利益又は損失(△)	(円)	△15,308.99	△12,458.49	△5,959.25	△2,818.45	180.74
潜在株式調整後1株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	3.59	△4.93	△13.98	△16.91	△3.86
自己資本利益率	(%)	—	—	—	—	—
株価収益率	(倍)	—	—	—	—	—
営業活動によるキャッシュ・フロー	(千円)	△362,192	△1,809,154	545,421	15,043,471	38,370,683
投資活動によるキャッシュ・フロー	(千円)	△25,248,159	△40,225,676	△66,796,090	△56,666,938	△35,159,631
財務活動によるキャッシュ・フロー	(千円)	24,800,965	42,310,364	71,328,141	40,559,815	△1,196,352
現金及び現金同等物の期末残高	(千円)	2,053,524	3,675,242	8,752,714	7,689,062	9,703,762
従業員数	(名)	1,124 (830)	1,939 (1,546)	2,108 (2,560)	2,360 (2,973)	2,725 (2,960)

(注) 1 売上高には消費税等は含まれておりません。
2 平成11年12月期の潜在株式調整後1株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期から平成14年12月期の潜在株式調整後1株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。また、平成15年12月期の潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。
3 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。
4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。
5 当連結会計年度から「1株当たり当期純利益に関する会計基準」(企業会計基準委員会 平成14年9月25日 企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準委員会 平成14年9月25日 企業会計基準適用指針第4号)を適用しております。
なお、同基準及び適用指針の適用に伴う影響については、第5経理の状況1連結財務諸表等(1)連結財務諸表の(1株当たり情報)注記事項をご参照ください。

(2) 提出会社の経営指標等

回次		第６期	第７期	第８期	第９期	第10期
決算年月		平成11年12月	平成12年12月	平成13年12月	平成14年12月	平成15年12月
売上高	(千円)	16,149,173	36,718,673	50,294,647	57,058,603	52,964,892
経常利益(又は損失△)	(千円)	△792,781	39,933	162,505	253,940	1,167,278
当期純利益 (又は損失△)	(千円)	△798,283	△988,264	△4,999,230	129,149	1,111,751
資本金	(千円)	39,900,000	47,002,622	47,002,622	47,002,622	63,132,998
発行済株式総数	(株)	798,000	3,934,285	3,934,285	3,934,285	4,684,535
純資産額	(千円)	30,192,017	37,943,965	32,944,735	33,073,884	66,446,386
総資産額	(千円)	37,893,930	54,591,476	232,900,078	272,159,537	229,743,000
１株当たり純資産額	(円)	37,834.60	9,644.43	8,373.75	8,406.57	14,184.20
１株当たり配当額 (内、１株当たり 中間配当額)	(円) (円)	— (—)	— (—)	— (—)	— (—)	— (—)
１株当たり当期純利益 (又は損失△)	(円)	△1,097.54	△586.88	△1,270.68	32.82	252.27
潜在株式調整後 １株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	79.68	69.51	14.15	12.15	28.92
自己資本利益率	(%)	—	—	—	0.39	1.67
株価収益率	(倍)	—	—	—	—	—
配当性向	(%)	—	—	—	—	—
従業員数	(名)	104(27)	211(16)	351(60)	363(387)	520(199)

(注) 1 売上高には消費税等は含まれておりません。

2 平成11年12月期の潜在株式調整後１株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期及び平成13年12月期の潜在株式調整後１株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。また、平成14年12月期及び平成15年12月期の潜在株式調整後１株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。

3 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。

4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

5 当事業年度から「１株当たり当期純利益に関する会計基準」(企業会計基準委員会　平成14年９月25日　企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準委員会　平成14年９月25日　企業会計基準適用指針第４号)を適用しております。
なお、同基準及び適用指針の適用に伴う影響については、第５経理の状況２財務諸表等(1)財務諸表の(１株当たり情報)注記事項をご参照ください。

2 【沿革】

平成７年１月	住友商事㈱とTele-Communications International, Inc.(TINTA；現Liberty Media International, Inc.)の合弁で㈱ジュピターテレコムを設立。 (注)TINTA側の出資会社はTCI Japan, Inc.(現Liberty Japan, Inc.)
平成７年３月	杉並ケーブルテレビ㈱、㈱ケーブルテレビネリマ、㈱シティケーブルビジョン府中、㈱小金井市民テレビの株式を住友商事㈱から取得。
平成７年８月	㈱ジュピター群馬設立。
平成７年11月	福岡ケーブルネットワーク㈱設立。
平成８年１月	㈱木更津ケーブルテレビ取得。 ㈱ジュピター宝塚川西設立。
平成８年４月	北摂ケーブルネット㈱設立。 ㈱ケーブルビジョン二十一(平成15年３月㈱ケーブルビジョン２１に商号変更)及び㈱ケーブルステーション北九州を取得。
平成８年６月	㈱ジュピターりんくう設立。
平成８年７月	㈱ジュピターかわち設立。
平成８年９月	㈱ジュピター和歌山、㈱ケーブルネット下関設立。
平成８年10月	土浦ケーブルテレビ㈱の株式を住友商事㈱から取得。 杉並ケーブルテレビ㈱が第一種電気通信事業(電話事業)の郵政省許可を取得。
平成８年12月	決算期を３月から12月に変更。 浦和ケーブル・テレビ・ネットワーク㈱の株式を住友商事㈱から取得。
平成９年２月	㈱ジュピターいばらき(平成11年８月アットホームジャパン㈱に商号変更)を設立。 関西地区の統括会社として㈱ジュピター関西設立。
平成９年６月	寒川ケーブルテレビ㈱を買収及び㈱テレビちがさきの株式を住友商事㈱から取得。
平成９年７月	杉並ケーブルテレビ㈱による電話サービス開始。
平成10年３月	大阪ケーブルテレビ㈱の株式を住友商事㈱から取得。 ㈲ジュピターインターネット設立。
平成10年４月	関西マルチメディアサービス㈱へ出資。
平成10年８月	㈱シーエーティーヴィ横須賀の株式を住友商事㈱から買取。 堺ケーブルテレビ㈱取得。
平成10年９月	こうべケーブルテレビ㈱の株式を住友商事㈱から取得。 ㈲ジェイコムインターネット設立。
平成10年11月	北九州ケーブルテレビ㈱取得。
平成10年12月	吹田ケーブルテレビジョン㈱の株式を住友商事㈱から取得。
平成11年１月	大阪ケーブルテレビ㈱によるインターネットサービス開始。 杉並ケーブルテレビ㈱と㈱ケーブルテレビネリマが合併、㈱ジェイコム東京となる。 ㈱テレビちがさきと寒川ケーブルテレビ㈱が合併、㈱ジェイコム湘南となる。 ㈱ジュピター宝塚川西、㈱ジュピターかわち、㈱ジュピター和歌山と㈱ジュピター関西が合併、㈱ジェイコム関西となる。 藤沢ケーブルテレビ㈱の株式を住友商事㈱から取得。

平成11年3月	㈱ユーアイネット埼玉（平成12年7月㈱メディアさいたまに商号変更）の株式を住友商事㈱から取得。 ㈱ケーブルテレビ神戸及び㈱チャンネルウェーブあまがさきの株式を住友商事㈱から取得。
平成11年7月	㈱ケーブルコミュニケーション芦屋の株式を住友商事㈱から取得。
平成11年8月	㈱ケーブルステーション北九州と北九州ケーブルテレビ㈱が合併、㈱ジェイコム北九州となる。
平成11年9月	アットホームジャパン㈱へ出資。 ㈱ジェイコム関西が㈱ジュピターりんくうを吸収合併。
平成11年10月	㈱ジェイコム東京が㈱シティケーブルビジョン府中と㈱ケーブルコミュニケーション小金井・国分寺（旧㈱小金井市民テレビ）を吸収合併。
平成12年1月	こうべケーブルテレビ㈱と㈱ケーブルコミュニケーション芦屋が合併、㈱ケーブルネット神戸芦屋となる。
平成12年4月	㈱チャンネルウェーブあまがさきが㈱ケーブルビジョンアイ、㈱ケーブルビジョン西宮と合併、阪神シティケーブル㈱となる。 ㈱ジェイコム東京が㈲ジェイコムインターネットを吸収合併。
平成12年9月	株式交換により㈱タイタス・コミュニケーションズを統合、同社発行済全株式を取得。 ㈱タイタス・スキャットが㈱ジェイコム札幌に商号を変更。
平成12年10月	吹田ケーブルテレビジョン㈱の株式移転により、関西ケーブルネット㈱株式を取得。
平成12年12月	㈲ジュピターインターネット清算。 ケーブルスカイネット企画㈱へ出資。
平成13年1月	㈱ジェイコム関西が堺ケーブルテレビ㈱を吸収合併。
平成13年3月	㈱ケーブルネットワークやちよ取得。
平成13年4月	藤沢ケーブルテレビ㈱が㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、商号を㈱ジェイコム湘南と変更。
平成13年7月	和泉シーエーティヴィ㈱取得。
平成13年8月	㈱スーパーネットワークユー取得。
平　　年9月	㈱ジュピター群馬が㈱ジェイコム群馬に商号変更。 ㈱タイタス・コミュニケーションズが㈱ジェイコム関東に商号変更。 ㈱タイタス相鉄が㈱ジェイコム大和に商号変更。
平成14年1月	㈱ジェイコム関西が大阪ケーブルテレビ㈱を吸収合併。
平成14年2月	㈲ジェイコムファイナンス設立。 ㈱ジェイコム関東が㈱ジェイコム大和を吸収合併。
平成14年4月	グリーンシティケーブルテレビ㈱株式を住友商事㈱から取得。 アットホームジャパン㈱（平成14年6月　アットネットホーム㈱に商号変更）を子会社化。
平成14年7月	ケーブルスカイネット企画㈱清算。
平成14年8月	㈱ジェイコム関東が前橋局の営業権を㈱ジェイコム群馬に譲渡。
平成14年11月	㈱ジェイコム関西が和泉シーエーティヴィ㈱を吸収合併。

3 【事業の内容】

当社は、19の運営局を通じて、「ワン・ストップ・ショップ」として、ケーブルテレビ、電話、高速インターネット接続サービスを当社グループのブロードバンド(高速・大容量)・ネットワークを通じ総合的に提供することを主な事業としております。なお、運営局以外では4の非運営局に投資しております。

○ケーブルテレビサービス

加入者に対して、ニュース、スポーツ、映画、その他人気番組などを含む基本ケーブル・サービス(「基本チャンネル」)に加えて様々なプレミアム・サービス(「有料チャンネル」)を提供するものであります。

基本チャンネルは、地上波テレビ放送番組、地域コミュニティ番組、衛星放送番組等約45のチャンネルにより構成されています。一般的なチャンネルのラインナップには、映画専門チャンネルのCSN1ムービーチャンネル，テレビショッピングのショップチャンネル、スポーツチャンネルのJスカイスポーツ1、2、3、ディスカバリーチャンネル、ゴルフネットワークが含まれています。有料チャンネルは、プレミアム映画、スポーツ、競馬、その他特別イベントなどの娯楽番組を提供しており、これらは番組供給会社等から提供を受けております。

○電話サービス

電話サービスは平成15年12月31日現在、㈱ジェイコム札幌、㈱木更津ケーブルテレビ、㈱ジェイコム群馬、土浦ケーブルテレビ㈱、調布ケーブルテレビジョン㈱をのぞく14の運営局で提供しており、サービスエリアを順次拡大してまいります。当社グループの電話サービスは市内・長距離電話サービスにおいて、NTT及び他の地域系通信事業者とほぼ同等のサービスを加入者に提供するものであります。

当社グループは、市内・長距離、国際通信事業者、携帯電話、PHS事業者等との間で相互接続協定を締結しております。

○高速インターネット接続サービス

平成15年12月31日現在、高速インターネット接続サービスはすべての運営局で提供しており、平成15年9月からはより高速の“プレミア”サービスも提供を開始しました。

当社グループはアットネットホーム(株)(旧アットホームジャパン㈱)をインターネット接続事業者とする高速インターネット接続サービスを、平成12年6月にJ-COM@NetHomeのブランドで導入しました。このサービスは、高速インターネット接続と豊富なブロードバンド・コンテンツを提供するウェブ・ポータルから成り、当社グループが所有する高速大容量ネットワークとアットネットホーム(株)が構築するバックボーンを直結していることから、バックボーンを一般に開放されたインターネット網に依存する場合に頻繁に起こる通信の混雑は避けられるものと考えています。

○運営局への運営サービス

当社はMSO契約(傘下のケーブルテレビ局との間で締結する全般的な経営指導サービス提供契約)に基づき、19の運営局全てにJ-COM Broadbandブランドと、共通のビジネス戦略に基づいた運営サービスを提供しております。

平成15年12月31日現在の、各地域毎のケーブルテレビ、電話、高速インターネット接続サービスのホームパス世帯数(ケーブルテレビ、電話、高速インターネット回線を敷設した地域の中で接続可能な一戸建て及び集合住宅における世帯数)、加入世帯数及び加入率(%、加入世帯数÷ホームパス世帯数)は以下の通りです。

（当社グループ局加入世帯数）（平成15年12月31日現在）

グループ局名	ケーブルテレビ			電話			高速インターネット接続		
	ホームパス世帯数	加入世帯数	加入率（注）2	ホームパス世帯数	加入世帯数	加入率（注）2	ホームパス世帯数	加入世帯数	加入率（注）2
運営局（連結子会社）									
㈱ジェイコム東京	739,500	210,000	28.4%	739,500	119,000	16.1%	739,500	86,700	11.7%
㈱木更津ケーブルテレビ	72,100	26,500	36.8%	-	-	-	72,100	9,300	12.9%
㈱ジェイコム群馬	117,700	16,400	14.0%	-	-	-	117,700	8,500	7.3%
㈱ケーブルビジョン２１	171,200	39,200	22.9%	109,000	9,100	8.4%	171,200	12,500	7.3%
福岡ケーブルネットワーク㈱	401,400	85,300	21.3%	240,300	21,500	9.0%	401,300	29,000	7.2%
㈱ジェイコム北九州	244,400	57,200	23.4%	157,600	14,700	9.3%	244,400	17,600	7.2%
北摂ケーブルネット㈱	175,200	44,300	25.3%	118,900	12,700	10.7%	175,200	23,100	13.2%
土浦ケーブルテレビ㈱	126,000	38,600	30.6%	-	-	-	126,000	13,500	10.7%
浦和ケーブル・テレビ・ネットワーク㈱	200,600	59,100	29.5%	130,200	11,600	8.9%	200,600	25,200	12.5%
㈱ケーブルネット下関	68,100	22,700	33.4%	42,800	5,700	13.3%	68,100	7,400	10.9%
㈱ジェイコム関西	1,283,600	300,400	23.4%	1,042,000	116,900	11.2%	1,283,600	129,100	10.1%
㈱ジ[illegible]ム湘南	409,900	157,000	38.3%	270,500	37,300	13.8%	409,900	46,200	11.3%
㈱ケーブルネット神戸芦屋	232,700	59,800	25.7%	137,800	11,600	8.4%	232,700	24,100	10.4%
㈱メディアさいたま	253,300	59,600	23.5%	160,900	13,100	8.2%	253,300	27,400	10.8%
㈱ケーブルネットワークやちよ	47,700	17,600	36.8%	25,300	3,400	13.4%	47,700	5,600	11.7%
㈱スーパーネットワークユー	58,500	20,300	34.6%	33,700	3,200	9.6%	58,500	7,500	12.8%
㈱ジェイコム関東	1,024,700	238,900	23.3%	1,007,000	174,800	17.4%	1,024,700	141,900	13.8%
㈱ジェイコム札幌	332,200	73,800	22.2%	-	-	-	320,600	18,300	5.7%
運営局（連結子会社） 計	5,958,800	1,526,700	25.6%	4,215,500	554,600	13.2%	5,947,100	632,900	10.6%
運営局（その他）									
調布ケーブルテレビジョン㈱	163,800	24,700	15.1%	-	-	-	163,800	7,000	4.3%
運営局（その他） 計	163,800	24,700	15.1%	-	-	-	163,800	7,000	4.3%
運営局 計	6,122,600	1,551,400	25.3%	4,215,500	554,600	13.2%	6,110,900	639,900	10.5%
（非運営局）									
㈱ケーブルテレビ神戸	171,600	33,800	19.7%	-	-	-	171,600	12,300	7.2%
関西ケーブルネット㈱ （注）1	636,200	172,700	27.2%	-	-	-	636,200	65,200	10.2%
阪神シティケーブル㈱	448,000	61,300	13.7%	-	-	-	448,000	30,100	6.7%
グリ[illegible]ティケーブルテレビ㈱	124,000	16,500	13.3%	-	-	-	124,000	9,300	7.5%
非運営局 計	1,379,800	284,400	20.6%	-	-	-	1,379,800	116,900	8.5%
合計	7,502,400	1,835,800	24.5%	4,215,500	554,600	13.2%	7,490,700	756,800	10.1%

（注）1　関西ケーブルネット㈱には、同社傘下の吹田ケーブルテレビジョン㈱、豊中コミュニティケーブルテレビ㈱、高槻ケーブルネットワーク㈱、池田マルチメディア㈱、東大阪ケーブルテレビ㈱、守口・門真ケーブルテレビ㈱の６社を合算計上しております。

2　$加入率(\%) = \frac{加入世帯数}{ホームパス世帯数} \times 100$

3　各サービスの加入世帯数は、当該サービス以外のサービスにも加入している世帯を含めております。

4　平成15年12月31日現在、当社運営局（連結子会社）における総加入世帯数（少なくともひとつのサービスに加入している世帯数）は、1,754,900世帯となっております。

5　ケーブルテレビ加入世帯数に、「電波障害、ケーブルテレビ対応の集合住宅等で地上波及びJ-COMチャンネルのみをケーブルテレビ網を通して視聴している世帯数」を加えたケーブル接続世帯数は、平成15年12月31日現在、当社運営局（連結子会社）で推定4,200,800世帯となっております。

<系統図>　(平成15年12月31日現在)


加入者
ケーブルテレビ
電話
高速インターネット接続
「パッケージ販売」
利用料収入
傘下局23局
非運営局4局
(持分法適用関連会社)
㈱ケーブルテレビ神戸
グリーンシティケーブルテレビ㈱
(その他)
関西ケーブルネット㈱
阪神シティケーブル㈱
運営局19局
(連結子会社)
㈱ジェイコム東京
㈱木更津ケーブルテレビ
㈱ジェイコム群馬
㈱ケーブルビジョン21
㈱ジェイコム北九州
北摂ケーブルネット㈱
土浦ケーブルテレビ㈱
㈱ジェイコム関西
福岡ケーブルネットワーク㈱
浦和ケーブル・テレビ・ネットワーク㈱
㈱ケーブルネット下関
㈱ジェイコム湘南
㈱ケーブルネット神戸芦屋
㈱メディアさいたま
㈱ケーブルネットワークやちよ
㈱スーパーネットワークユー
㈱ジェイコム関東
㈱ジェイコム札幌
(その他)
調布ケーブルテレビジョン㈱
相互接続協定
接続料
市内電話・長距離電話、国際電話、携帯電話、PHSの各事業者
相互接続協定
接続料
インターネット接続事業者
(連結子会社)
アットネットホーム㈱
(持分法適用関連会社)
関西マルチメディアサービス㈱
(対運営局のみ)
番組等
番組料金
MSO契約に基づく運営サービス
経営指導料
(対象局)
資金援助
資金援助
資金援助
金融子会社
(連結子会社)
㈱ジェイコムファイナンス
㈱ジュピターテレコム
(当社)
住友商事㈱
(その他の関係会社)
Liberty Japan Inc.
(その他の関係会社)
Microsoft Holdings V,Inc.
(その他の関係会社)
番組等
番組料金
番組供給会社

(注)　矢印 ⇨ は、サービス等の提供の流れを示しております。
矢印 ← は、サービス等の提供の対価の流れを示しております。
矢印 は、資金援助の流れを示しております。

4 【関係会社の状況】

(平成15年12月31日現在)

名称	住所	資本金又は出資金（百万円）	主要な事業の内容	議決権の所有割合又は被所有割合(注)1（%）	関係内容				摘要
					役員の兼任等(人) 当社役員	役員の兼任等(人) 当社職員	資金援助(注)2	MSO契約(注)3	
(連結子会社)									
㈱ジェイコム東京	東京都練馬区	10,075	ケーブルテレビ事業	80.07	1	6	有	有	特定子会社(注)6
㈱木更津ケーブルテレビ	千葉県木更津市	1,800	ケーブルテレビ事業	81.69	0	7	有	有	
㈱ジェイコム群馬	群馬県高崎市	1,100	ケーブルテレビ事業	100.00	1	5	有	有	
㈱ケーブルビジョン21	福岡市中央区	3,165	ケーブルテレビ事業	97.95	2	8	有	有	
福岡ケーブルネットワーク㈱	福岡市中央区	2,000	ケーブルテレビ事業	45.00	2	3	無	有	
㈱ジェイコム北九州	北九州市八幡東区	1,801	ケーブルテレビ事業	81.65	2	7	有	有	
北摂ケーブルネット㈱	大阪府箕面市	2,000	ケーブルテレビ事業	55.00	1	4	有	有	
土浦ケーブルテレビ㈱	茨城県土浦市	1,500	ケーブルテレビ事業	70.33	1	4	有	有	
浦和ケーブル・テレビ・ネットワーク㈱	埼玉県さいたま市	1,600	ケーブルテレビ事業	50.10	1	7	有	有	
㈱ケーブルネット下関	山口県下関市	1,000	ケーブルテレビ事業	50.00	2	5	有	有	
㈱ジェイコム関西	大阪市天王寺区	15,500	ケーブルテレビ事業	84.17	2	11	有	有	特定子会社(注)6
㈱ジェイコム湘南	神奈川県横須賀市	5,771	ケーブルテレビ事業	79.50	2	9	有	有	
㈱ケーブルネット神戸芦屋	神戸市中央区	2,900	ケーブルテレビ事業	52.63	1	7	有	有	
㈱メディアさいたま	埼玉県さいたま市	2,993	ケーブルテレビ事業	50.39	2	5	有	有	
㈱ケーブルネットワークやちよ	千葉県八千代市	1,600	ケーブルテレビ事業	58.66	1	6	有	有	
㈱スーパーネットワークユー	千葉県浦安市	3,395	ケーブルテレビ事業	59.09	1	6	有	有	
㈱ジェイコム関東	東京都豊島区	30,004	ケーブルテレビ事業	100.00	2	7	有	有	特定子会社(注)6
㈱ジェイコム札幌	札幌市豊平区	8,800	ケーブルテレビ事業	83.13 (83.13)	2	7	有	有	特定子会社
アットネットホーム㈱	東京都目黒区	7,800	インターネット事業	87.44	4	1	無	無	特定子会社(注)5
㈲ジェイコムファイナンス	東京都豊島区	3	金融業務	100.00	1		有	無	
(持分法適用関連会社)									
㈱ケーブルテレビ神戸	神戸市長田区	2,000	ケーブルテレビ事業	20.44	1	4	無	無	
関西マルチメディアサービス㈱	大阪市西区	2,000	インターネット事業	25.75	1	1	無	無	
グリーンシティケーブルテレビ㈱	名古屋市守山区	1,000	ケーブルテレビ事業	20.00	1	1	無	無	
(その他の関係会社)									
住友商事㈱	東京都中央区	169,431	総合商社	31.82	1	—	無	—	(注)5
Liberty Japan, Inc.	米国コロラド州	US$ 1,000	当社への投資持株会社	23.52	—	—	無	—	
Microsoft Holdings V, Inc.	米国ワシントン州	US$ 1,000	当社への投資持株会社	12.92	—	—	無	—	(注)4

(注) 1 「議決権の所有割合又は被所有割合」欄の( )は内書で間接所有割合であります。

2 「資金援助」の「有」は、㈲ジェイコムファイナンス経由及び当社の直接貸付による資金援助を示しております。

3 MSO契約に関しては、「第2　事業の状況　4　経営上の重要な契約等」を参照願います。

4　Microsoft Holdings V, Inc.の議決権の所有割合には日興シティ信託銀行㈱に議決権信託をした株を含めておりません。
5　上記関係会社の内、住友商事㈱、アットネットホーム㈱は、有価証券報告書を提出しております。
6　㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム関西については、売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えております。
主な損益情報等

㈱ジェイコム東京	① 売上高	22,893,166千円
	② 経常損失	211,344
	③ 当期純損失	196,805
	④ 純資産額	△7,664,332
	⑤ 総資産額	35,759,289
㈱ジェイコム関東	① 売上高	28,227,427千円
	② 経常損失	658,851
	③ 当期純損失	850,328
	④ 純資産額	△8,226,488
	⑤ 総資産額	53,415,213
㈱ジェイコム関西	① 売上高	30,410,690千円
	② 経常利益	868,315
	③ 当期純利益	745,388
	④ 純資産額	8,828,353
	⑤ 総資産額	48,186,913

7　連結財務諸表に重要な影響を与えている債務超過の関係会社は以下の通りであります。

関係会社名	債務超過の額
㈱ジェイコム関東	8,226,488千円
㈱ジェイコム東京	7,664,332
㈱ジェイコム北九州	2,906,238
㈱ジェイコム群馬	2,103,577

5 【従業員の状況】

(1) 連結会社の状況

(平成15年12月31日現在)

従業員数(名)	2,725

(注) 1　従業員数は就業人員であります。主な連結子会社の従業員数は「第3　設備の状況」に記載しております。
2　上記の他、臨時従業員数は平均2,960名であります。

(2) 提出会社の状況

(平成15年12月31日現在)

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(千円)
520	34.5	5.1	6,471

(注) 1　従業員数は就業人員であります。従業員数には関係会社へ出向中の従業員1,547名、臨時従業員平均199名を含めず、社外からの出向者54名を含めております。
2　平均年齢、平均勤続年数、平均年間給与は、関係会社へ出向中の従業員を含め、社外からの出向者を除き、平成15年12月末の数値を算出しております。
3　平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社及び連結子会社内に労働組合は結成されておりませんが、労使関係は円満に推移しております。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当連結会計年度は、世界情勢が3月のイラク戦争とその後のイラク情勢の混乱が続く中で、日本経済は若干の明るさが見えてまいりました。主要大手銀行の大幅増益ニュースに加え、日本政府によるりそな銀行への思い切った公的資金投入措置、年後半では足利銀行の国有化などにより日本の銀行業界にも一応底打ち感は出てまいりました。日経平均株価は４月に20年来の低値を付けましたが年末には10,677円まで上昇しました。日本経済の全般的な回復とは云い難いものの、最高益を更新する企業も多く、業界や企業別の優勝劣敗の傾向が顕著になりつつあるように見えます。

メディア・テレコム業界では、日本テレコムのリップルウッドへの売却やIIJのNTTグループ入り、CWCの行き詰まりなど業界の淘汰と再編は留まることなく進んでおります。一方、放送業界ではプラットフォームの一つプラットワンの早くも脱落のニュースなどはあったものの、12月に東京、名古屋、関西の三大都市圏で開始された地上波デジタルが話題を独占した[illegible]って過言ではないでしょう。

このような背景の中で、当社グループは従来の戦略を一部見直しし、よりサービス面に重点を置き、来るべき新たな展開に備えるべく努力を積み重ねてまいりました。

加入者の獲得については、戸別訪問を営業活動の中心とするものの、コールセンター機能をさらに拡充・強化するとともに、ケーブルテレビ、高速インターネットサービス、電話の３サービスのバンドル化を進め、積極的な営業展開を行いました。

以上の活動の結果、当連結会計年度の連結売上高は、前年同期比26,499百万円、21%増加の152,001百万円となりました。これは、ケーブルテレビ・高速インターネット接続・電話の各サービスの加入者増加、ケーブルテレビベーシック料金改定の浸透によるものであります。

スケールメリットの追求と経営努力により売上原価の伸びを前年同期比12%に抑えることが出来たため、売上総利益は前年同期比37%増加しました。 また、販売費及び一般管理費は前年同期比2%減少し、その結果、営業利益は前年同期比17,692百万円改善し、[illegible]0百万円の黒字に転換致しました。

営業外損益では、本年1月に締結したシンジケートローンの借入に伴う純金利負担が前年同期に比較して88%増加の5,805百万円となりました。しかしながら、経常利益は前年同期と比較して13,248百万円改善し 2,409百万円の利益を計上致しました。

特別利益では、補助金収入が124百万円減少したものの、特別損失では 幹線のアップグレード工事が完了したこともあり、当期の固定資産除却損は 584百万円と、前年同期比573百万円減少しました。

上記により、税金等調整前当期純利益は前年同期比 13,810百万円改善して2,293百万円となり、これに法人税等や少数株主損益を加減した当期純利益は797百万円と、設立以来初の黒字転換を果たしました。

資金調達に関しましては、本年1月、内外の主要銀行との間で総額1,400億円のシニアシンジケートローン契約を締結、2月12日に本融資枠に基づく借り入れを実行しました。これに先立ち、当社の主要株主であるリバティメディアグループ、住友商事株式会社、マイク

ロソフト社との間で、総額1,500億円の劣後借り入れ契約も締結し、全額借り入れを実行しました。今回の資金調達は当社グループのこれまでの成長とその将来性が金融機関から高く評価されたことにより実現したもので、これにより、一層自立的な長期安定資金が確保されました。

4月17日に開催された臨時株主総会においては、資本の充実をはかるために、リバティメディア社、住友商事株式会社からの劣後融資の一部を株式に転換するために、第三者割当による新株発行増資を決定し、5月15日に払込が完了いたしました。増資後の資本金は631億円、資本剰余金が178億円となりました。

3月27日に開催された定時株主総会後の取締役会において新たに、代表取締役社長 最高経営責任者(CEO)として森泉知行、取締役副社長に吉田幸弘が選任され、就任いたしました。

当連結会計期間において、新たに当社グループに加わった連結対象となる運営局はありません。

ーブルテレビサービス

当連結会計年度において、チャンネルラインアップの充実に見合ったベーシック料金の改定を計画どおりに実施いたしました。更にお客様に喜んでいただける強力コンテンツとして、11月からディズニーチャンネルの放送を開始いたしました。さらに、コミュニティチャンネルを顧客獲得に最大限活用すべくジェイコムチャンネルの見直しも行いました。12月には地上波デジタル放送が開始されましたがアンテナ受信による視聴範囲が極めて限定されているため、ケーブルテレビのネットワークを活用してより広範囲に視聴者に地上波デジタル放送を提供すべく再送信サービスを開始いたしました。

ケーブルテレビの期末ホームパス数は5,959千世帯（前年同期比2.6%増）となり、ベーシックサービス加入者数は1,527千世帯（同7.3%増）となりました。

○電話サービス

電話サービスにつきましては、従来の計画に則ってホームパスを拡げ、当期末には前年同期比46%増の4,216千世帯となり、加入世帯数は555千世帯（平成14年12月末比約59%増）に増加いたしました。

高速インターネット接続サービス

高速インターネット接続サービスにつきましては、ADSLに続いて、NTTグループのBフレッツなど光ファイバーの高速接続サービスも本格的に市場に参入し激しいシェア争い、価格競争の戦国時代が続いております。私どもは、サービス内容の充実に重点をおき、極力価格競争の埒外に身を置くように努めました。9月からは順次運営局において３０Mbサービスを開始し、顧客から好評を得ております。高速インターネット接続サービスのホームパス世帯数は、5,947千世帯にまで拡大し、加入者数は633千となりました。

これらの結果、いずれかのサービスに加入している総加入世帯数は、1,755千世帯（10.3%増）となり、また加入世帯当たりのサービス提供数は1.55に達しました。

なお、事業の種類別セグメントの業績は、当社グループが単一セグメントのケーブルテレビ事業を行っているため、開示しておりません。また、所在地別業績については、本邦以外の国又は地域に所在する連結子会社及び重要な在外支店がないため、記載を省略しております。

(2) キャッシュ・フローの状況

(営業活動によるキャッシュ・フロー)

営業活動によるキャッシュ・フローは税金等調整前当期純利益が前連結会計年度と比較して13,810百万円増加し、また減価償却費が同じく3,294百万円増加したこと、一部利用料収入入金の早期化等の要因により、前年同期比23,327百万円増加の38,371百万円となりました。

(投資活動によるキャッシュ・フロー)

投資活動によるキャッシュ・フローは主として連結対象会社における幹線敷設工事やアップグレード工事、電話サービスなどの新たなサービスの為の主要設備投資が一段落したこと、また加入者設備接続工事件数が前連結会計年度を下廻っていること等の理由により前連結会計年度と比較して21,507百万円少ない35,160百万円の支出となりました。

(財務活動によるキャッシュ・フロー)

1月に締結のシンジケート銀行団との契約に基づき、シンジケートに参加する連結対象会社の融資実行日時点に於ける既存の借入金は、原則として日本政策投資銀行からの借入金を除いて全て返済し、シンジケート団からの借入金ならびに当社の主要株主であるリバティメディアグループ、住友商事株式会社 及びマイクロソフト社からの長期劣後借入金に切り替えました。その後 5月中旬、リバティメディアグループ及び住友商事株式会社からの長期劣後借入金の一部 32,261百万円は現物出資による新株発行により資本金及び資本剰余金に転換されました。しかしながら、当連結会計年度」においては、大きな追加資金の需要がなかったため 財務活動によるキャッシュ・フローは前連結会計年度に比べ 41,756百万円少ない1,196百万円のキャッシュアウトとなりました。

以上により、当連結会計年度末の資金は9,704百万円となりました。

2 【販売の状況】

当連結会計年度の販売実績は次のとおりであります。

区分	金額(千円)	前年同期比(%)
利用料収入等(注) 3	132,446,438	126.0
その他の収入(注) 4	19,554,658	95.9
合計	152,001,096	121.1

(注) 1 金額には、消費税等は含まれておりません。

2 主な相手先別の販売実績については総販売実績に対する割合が10%以上の相手先はありませんので記載を省略しております。

3 利用料収入等の主な内訳は、加入者利用料収入130,448,962千円であります。

4 その他の収入の主な内訳は、設備工事負担金収入1,568,746千円、引込線工事収入3,210,481千円、電波障害維持管理収入2,061,470千円、電話工事収入1,361,914千円、インターネット工事収入1,430,710千円であります。

3 【対処すべき課題】

当社グループの重要課題の一つは、引き続き、加入世帯数の更なる拡大にあります。このためには、各サービスの加入率（ホームパスに対する加入世帯数の割合）を高めることが肝要と考えています。加入率を高めることで競争力を強化し、投資効率の高いオペレーションが可能になると考えています。

主力サービスであるケーブルテレビの加入率をさらに高めるためには、良質のコンテンツ提供が不可欠であり、番組提供会社との協力関係を強化しつつ、これを実現したいと考えております。

地上波デジタル放送、デジタル双方向サービスについては、平成16年前半を目処に、関東エリアと関西エリアの全J-COM Broadband局（14社）において地上デジタル放送の再送信サービス等を開始いたします。VODにつきましても平成16年春頃よりサービス開始の予定です。

また、生産性・効率性追求の観点から、コールセンター機能の充実・強化を図り、コールセンターを通じた加入獲得にも注力してまいります。

資金面では、シンジケートローン方式による借入を実現しましたが、更に、株式市場が回復次第、株式上場の実現に積極的に取り組む所存であります。

4 【経営上の重要な契約等】

(1) MSO契約

契約の名称	相手先名	契約内容	契約期間
「基本契約書」及び「覚書」	当社運営局(注)	当社による当社運営局に対する経営・業務協力	相手先毎に異なりますが、通常1年であり、契約満了の30日前までに見直しの申し入れがない限り、更に1年延長されます。

(注) ㈱ジェイコム東京、㈱ジェイコム関西、㈱ジェイコム関東、㈱ジェイコム札幌他15局

当社は当社運営局に対しMSO契約に基づき、以下の経営、運営指導サービスを提供しています。

・事業計画と予算作成の支援や指導を含む全ての営業と管理サービス
・番組の選定と調達
・総合研修や支援を含むセールスとマーケティング・プログラム
・一元化した包括的な顧客管理サービス(カスタマーサービス、課金・代金回収システムの構築を含む)
・ネットワークのデザイン・建設・保守の支援などを含む専門技術
・ネットワーク機器や建設資材の仕様や調達に対する支援
・[illegible]化された会計・財務システムの整備及び統合運営
・人事・総務に関わる体制の整備及び運営管理の支援

さらに、各運営局の社長を当社から派遣しております。各運営局の取締役及び上級職員は毎月、当社の取締役と定例会議を開き財務、業績、営業、マーケティングに関し打合わせています。

当社運営局はJ-COM Broadbandブランドの下でサービスを提供し、上記経営、運営指導等サービスの対価として、当社に毎月加入者数に応じた手数料並びに機材調達に関する手数料の支払いを行います。当社の上記サービスにより顧客獲得等当社運営局の業績を向上させることができると考えています。

(2) 番組供給契約

契約の名称	相手先名	契約内容	契約期間
「有線テレビジョン放送番組供給契約書」等	番組供給事業者(注)	当社傘下局に対する衛星等を経由した番組供給	相手先毎に異なりますが、通常1年であり、契約満了の3ヶ月以上前に他の当事者に対する書面による本契約の変更あるいは解約の通知がない限り、更に1年間延長されます。

(注) ジュピターエンタテイメント㈱、ジュピターゴルフネットワーク㈱他38社

(3) 相互接続協定

契約の名称	相手先名	契約内容	契約期間
「相互接続協定書」等	電気通信事業者(注)	電気通信事業法に基づく、当社傘下局と他の電気通信事業者との相互接続	相手先毎に異なりますが、通常特に定めておらず、解除の場合は一定の期間前までに相手方に書面で通知することとなっています。

(注) 東日本電信電話㈱、西日本電信電話㈱等、合計49社
上表のほか、電話サービスを開始した当社傘下局間でも相互接続協定を締結しています。

5 【研究開発活動】

該当事項はありません。

第３　【設備の状況】

１【設備投資等の概要】

当連結会計年度の設備投資は、幹線延伸工事、幹線部分の光同軸ハイブリッド方式へのアップグレード工事、デジタルヘッドエンド設備、電話事業にかかる交換機及びホストデジタルターミナル並びに加入者設備工事を中心に実施しました。

幹線延伸工事については、㈱ジェイコム関西の各地域、㈱ケーブルネット神戸芦屋、福岡ケーブルネットワーク㈱、㈱ジェイコム関東等の各営業地域において、幹線部分を約1,503km延伸し、平成15年12月末現在の総延長は約34,362kmとなりました。

この結果、当社運営局のケーブルテレビサービスのホームパス世帯数は、平成15年12月末現在で5,959千世帯となり前年度末比149千世帯の増加となりました。

次連結会計年度も引き続き幹線延伸による営業地域の拡大に努め、総額2,418百万円を投入し、幹線を約910km延伸する計画であります。

[illegible]プグレード工事は、多彩なブロードバンド（広帯域）サービスを提供するインフラとして、幹線を従来の450MHzの同軸方式から750MHzの光同軸ハイブリッド（HFC）方式へ移行させるもので、平成15年12月末現在当社運営局の幹線部分の100％が完了しております。

工事が完了した地域より、順次高速インターネット接続サービスを開始し、平成15年12月末には高速インターネット接続サービスのホームパス世帯数は5,947千世帯（前年度末比197千世帯増）、同じく電話サービスでは4,216千世帯（同1,333千世帯増）となっております。

次連結会計年度では、総額で2,476百万円を投入し、当連結会計年度から継続工事中の一部地域を含む、残る地域の電話対応工事（幹線）並びに集合住宅（ＭＤＵ）の双方向化対応工事を推進する計画であります。

デジタルヘッドエンド設備に対する投資は、デジタル化の計画が遅れたため、約1,907百万円の実績となりました。

電話サービスについては、当連結会計年度では新たに開始した局はなく拡張のみでした。これら電話サービスの提供地域拡大のため、交換機、ホストデジタルターミナル及び伝送装置として4,547百万円の設備投資を行いました。

次連結会計年度については、さらにサービス提供地域を拡大すべく約5,447百万円の投資を行う計画であります。

加入者設備工事（集合住宅（ＭＤＵ）への引込線工事を含む）は、接続数が当初計画の68％（グロス）に留まり、当初計画の[illegible]39百万円に対し、約21,664百万円の実績となりました。引き続き加入者の獲得に最大限の努力をし、次連結会計年度の加入者設備工事には19,695百万円程度を投入する計画であります。

2 【主要な設備の状況】

当社グループ(当社及び連結子会社)の当連結会計年度(平成15年12月31日現在)における主要な設備は、次の通りであります。

(1) 提出会社

(平成15年12月31日現在)

事業所名(所在地)	設備の内容	帳簿価額(千円)					従業員数(名)
		建物及び構築物	機械装置及び運搬具	土地(面積千㎡)	その他	合計	
本社(東京都豊島区)	事務所設備・その他	17,687	—	—(—)	166,888	184,575	219
ジェイコムメディアセンター(東京都練馬区)	その他設備	240,376	—	—(—)	21,013	261,389	29
ジェイコムメディアプラザ(福岡市中央区)	事務所設備	660,089	—	429,042(2)	3,431	1,092,562	103

(注) 1 主な賃借設備

本社事務所　支払賃料 134,345千円(平成15年1月1日から平成15年12月31日までの支払額)

ジェイコムメディアセンター　支払賃料 108,000千円(平成15年1月1日から平成15年12月31日までの支払額)

2 ジェイコムメディアプラザは当社九州事務所の他、連結子会社である㈱ケーブルビジョン21及び福岡ケーブルネットワーク㈱が入居(賃貸)しております。

3 その他は工具・器具及び備品であります。

(2) 国内子会社

(平成15年12月31日現在)

会社名 (所在地)	設備の内容	帳簿価額(千円)					従業員数 (名)
		建物 及び構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計	
㈱ジェイコム東京 (東京都練馬区)	ケーブルテレビ 放送設備等	11,622,830	3,776,534	− (−)	172,346	15,571,710	288
㈱ジェイコム群馬 (群馬高崎市)	同上	2,832,602	136,290	− (−)	41,629	3,010,521	38
福岡ケーブル ネットワーク㈱ (福岡市中央区)	同上	4,761,503	2,401,469	122,382 (1)	96,981	5,842,931	150
㈱ジェイコム北九州 (北九州市八幡東区)	同上	4,796,883	628,143	320,924 (0)	96,981	5,842,931	75
土浦ケーブルテレビ㈱ (茨城県土浦市)	同上	3,405,286	618,089	− (−)	13,885	4,037,260	69
浦和ケーブル・テレビ ・ネットワーク㈱ (埼玉県さいたま市)	同上	3,125,798	687,781	− (−)	46,467	3,860,046	65
㈱ジ　´コム関西 (大　天王寺区)	同上	19,668.246	5,989,745	99,917 ( )	107,254	25,865,162	331
㈱ジェイコム湘南 (神奈川県横須賀市)	同上	9,684,810	2,393,371	197,160 (1)	124,220	12,399,561	164
㈱ケーブルネット 神戸芦屋 (神戸市中央区)	同上	3,527,570	495,071	52,300 (0)	71,249	4,146,190	46
㈱メディアさいたま (埼玉県さいたま市)	同上	4,637,621	664,618	− (−)	14,988	5,317,227	60
㈱ジェイコム関東 (東京都豊島区)	同上	18,894,041	2,288,148	193,941 (3)	241,051	21,617,181	350
㈱ジェイコム札幌 (札幌市豊平区)	同上	7,122,613	616,826	372,558 (4)	102,061	8214,058	88

(注) 1　主な賃借設備

九州電力㈱　福岡市博多区・西区光ファイバー心線（幹線設備）

年間リース料 25,771千円　リース契約残高　431,672千円

2　その他は工具・器具及び備品並びに建設仮勘定であります。

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

会社名	所在地	設備の内容	投資予定額(千円) 総額	投資予定額(千円) 既支払額	資金調達方法	着手年月	完了予定年月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱ジェイコム湘南 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都港区 東京都練馬区 神奈川県横須賀市 福岡市中央区	加入者設備工事	15,437,995	—	自己資金及び借入	平成16年1月	平成16年12月
土浦ケーブルテレビ㈱ ㈱ジェイコム関西 ㈱木更津ケーブルテレビ ㈱ジェイコム東京 他1	茨城県土浦市 大阪市天王寺区 千葉県木更津市 東京都練馬区	幹線延伸工事(タップ増設を含む)	2,418,491	—	自己資金及び借入	平成16年1月	平成16年12月
㈱ジ ェイコム関西 ㈱ジェイコム湘南 ㈱メディアさいたま 他14社	大阪市天王寺区 神奈川県横須賀市 さいたま市高鼻町	電話事業対応アップグレード	1,653,384	—	自己資金及び借入	平成16年1月	平成16年12月
㈱ジェイコム関西 ㈱ジェイコム東京 ㈱スーパーネットワークユー 他15社	大阪市天王寺区 東京都練馬区 千葉県浦安市	集合住宅設備のインターネット事業対応アップグレード	822,604	—	自己資金及び借入	平成16年1月	平成16年12月
㈱ジェイコム東京 ㈱ジェイコム関西 福岡ケーブルネットワーク㈱ 他15社	東京都練馬区 大阪市天王寺区 福岡市中央区	デジタル化対応設備投資	3,422,939	—	自己資金及び借入	平成16年1月	平成16年12月
㈱ジェイコム関西 ㈱メディアさいたま 浦和ケーブル・テレビ・ネットワーク㈱ 北 ーブルネット㈱ ㈱ジェイコム湘南 他13社	大阪市天王寺区 埼玉県さいたま市 埼玉県さいたま市 大阪府箕面市 神奈川県横須賀市	集合住宅への引込線工事及び電話事業対応	3,433,664	—	自己資金及び借入	平成16年1月	平成16年12月
㈱ジェイコム札幌 ㈱ジェイコム東京 ㈱ジェイコム湘南 ㈱ジェイコム関東 他13社	札幌市豊平区 東京都練馬区 神奈川県横須賀市 東京都港区	電話事業に係る交換機及びホストデジタルターミナルおよび伝送装置等	5,446,711	—	自己資金及び借入	平成16年1月	平成16年12月

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の除却等

該当事項はありません。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
計	15,000,000

② 【発行済株式】

種類	事業年度末現在発行数(株)(平成15年12月31日)	提出日現在発行数(株)(平成16年３月30日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	4,684,535.74	4,684,535.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式(注)
計	4,684,535.74	4,684,535.74	―	―

(注) 発行済株式数には現物出資による発行株式750,250株が含まれております。

(2) 【新株予約権等の状況】

① 新株予約権

平成15年10月３日開催の臨時株主総会決議によるもの

	事業年度末現在(平成15年12月31日)	提出日の前月末現在(平成16年２月29日)
新株予約権の数(個)	6,787	6,780
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	40,722 (新株予約権１個当たりの目的となる株式の数 6株)	40,680 (新株予約権１個当たりの目的となる株式の数 6株)
新株予約権の行使時の払込金額	新株予約権１個につき 552,000円	同左
新株予約権の行使期間	自 平成14年９月12日 至 平成24年８月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額 92,000円 資本組入額 46,000円	同左
新株予約権の行使の条件	※	同左
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※新株予約権行使の条件

1　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株予約権を行使することができます。

2　新株予約権は、下記６の場合を除き、割当対象者に限り行使することができます。

3　割当対象者（但し、新株予約権の割当に際して取締役会が定める割当対象者名簿（以下、単に「割当対象者名簿」という。）に「非管理職」として記載されている割当対象者を除く。）は、平成16年９月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に１個に満たない端数がある場合には、１個に切り上げた数とします。

(ア)　平成16年９月12日から平成17年９月11日までは、割当を受けた新株予約権の個数の４分の１について、行使することができます。

(イ)　平成17年９月12日から平成18年９月11日までは、割当を受けた新株予約権の個数の４分の２について、行使することができます。

(ウ)　平成18年９月12日から平成19年９月11日までは、割当を受けた新株予約権の個数の４分の３について、行使することができます。

(エ)　平成19年９月12日から平成24年８月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4　割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年９月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年８月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記３及び４の定めにかかわらず、下記８記載の「新株予約権割当契約」に定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記８記載の「新株予約権割当契約」に定めるところによるものとします。

7　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8　上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年６月18日開催の当社取締役会決議及び平成14年７月８日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

平成14年７月８日開催の臨時株主総会決議によるもの

	事業年度末現在 (平成15年12月31日)	提出日の前月末現在 (平成16年２月29日)
新株予約権の数(個)	4,808	4,691
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	28,848 (新株予約権１個当たりの目的となる株式の数　６株)	28,146 (新株予約権１個当たりの目的となる株式の数　６株)
新株予約権の行使時の払込金額	新株予約権１個につき 552,000円	同左
新株予約権の行使期間	自　平成14年９月12日 至　平成24年８月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　92,000円 資本組入額　46,000円	同左
新株予約権の行使の条件	※	同左
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※新株予約権行使の条件

1　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株予約権を行使することができます。

2　新株予約権は、下記6の場合を除き、割当対象者に限り行使することができます。

3　割当対象者（但し、新株予約権の割当に際して取締役会が定める割当対象者名簿（以下、単に「割当対象者名簿」という。）に「非管理職」として記載されている割当対象者を除く。）は、平成15年９月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に１個に満たない端数がある場合には、１個に切り上げた数とします。

（ア）平成15年９月12日から平成16年９月11日までは、割当を受けた新株予約権の個数の４分の１について、行使することができます。

（イ）平成16年９月12日から平成17年９月11日までは、割当を受けた新株予約権の個数の４分の２について、行使することができます。

（ウ）平成17年９月12日から平成18年９月11日までは、割当を受けた新株予約権の個数の４分の３について、行使することができます。

（エ）平成18年９月12日から平成24年８月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4　割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年９月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年８月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記３及び４の定めにかかわらず、下記８記載の「新株予約権割当契約」に定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記８記載の「新株予約権割当契約」に定めるところによるものとします。

7　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8　上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年６月18日開催の当社取締役会決議及び平成14年７月８日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

② 商法等の一部を改正する法律(平成13年法律第128号)による改正前の商法(以下「旧商法」という。)第280条ノ19の規定に基づくストックオプションの内容等は次のとおりであります。

平成12年8月23日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成15年12月31日)	提出日の前月末現在 (平成16年2月29日)
新株引受権の数	—	—
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	2,088	2,088
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自 平成12年9月11日 至 平成22年8月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額 92,000円 資本組入額 46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1 被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合に限り、新株引受権を行使することができます。

2 新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3 被付与者(但し、非管理職を除く。)は、平成13年9月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が1株に満たない端数がある場合には、1株に切り上げた数とします。

(ア) 平成13年9月12日から平成14年9月11日までは、付与株式数の4分の1について、行使することができる。

(イ) 平成14年9月12日から平成15年9月11日までは、付与株式数の4分の2について、行使することができる。

(ウ) 平成15年9月12日から平成16年9月11日までは、付与株式数の4分の3について、行使することができる。

(エ) 平成16年9月12日から平成22年8月23日までは、付与株式数のすべてについて、行使することができる。

4 被付与者のうち非管理職については、平成14年9月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年8月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5 新株引受権付与後、被付与者が、当社又は当社グループ事業会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記3及び4の定めに拘らず、下記7記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

6 新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記7記載の「新株引受権付与契約」に定めるところによるものとします。

7 上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成12年8月23日開催の当社臨時株主総会決議及び同日開催の当社取締役会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

8 また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

平成13年5月1日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成15年12月31日)	提出日の前月末現在 (平成16年2月29日)
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	117,982	105,790
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自 平成13年9月12日 至 平成22年8月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額 92,000円 資本組入額 46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1 被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という。)に限り、新株引受権を行使することができます。

2 新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3 被付与者(但し、非管理職を除く。)は、平成13年9月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が1株に満たない端数がある場合には、1株に切り上げた数とします。

(ア) 平成13年9月12日から平成14年9月11日までは、付与株式数の4分の1について、行使することができる。

(イ)　平成14年9月12日から平成15年9月11日までは、付与株式数の4分の2について、行使することができる。

(ウ)　平成15年9月12日から平成16年9月11日までは、付与株式数の4分の3について、行使することができる。

(エ)　平成16年9月12日から平成22年8月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年9月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年8月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　上記3及び4の定めにかかわらず、被付与者のうち、新株引受権付与時点において、当社又は当社のグループ事業会社の役員若しくは従業員の地位を退任若しくは退職している認定支援者で当社が特に指定した者については、会社の新規株式公開の日又は平成13年9月12日のいずれか後に到来する日から2年間に限り、付与された新株引受権の全部又は一部を行使することができます。

6　新株引受権付与後、被付与者が、当社又は当社グループ会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記3及び4の定めに拘らず、下記8記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

7　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株予約権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記8記載の「新株引受権付与契約」に定めるところによるものとします。

8　上記の他、被付与者が当社又は当社のグループ事業会社の役員又は従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成13年4月27日開催の取締役会決議及び平成13年5月1日開催の当社臨時株主総会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

9　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成11年7月28日 (注)1	124,000.00	798,000.00	6,200,000	39,900,000	―	―
平成12年2月26日 (注)2	54,000.00	852,000.00	2,700,000	42,600,000	―	―
平成12年5月10日 (注)3	66,000.00	918,000.00	3,300,000	45,900,000	―	―
平成12年9月1日 (注)4	393,428.58	1,311,428.58	1,100,000	47,000,000	1,637,589	1,637,589
平成12年9月30日 (注)5	2,622,857.16	3,934,285.74	2,622	47,002,622	―	1,637,589
平成15年5月16日 (注)6	750,250	4,684,535.74	16,130,375	63,132,997	16,130,375	17,767,964

(注) 1 有償株主割当(674:124) 発行価格 50,000円
資本組入額 50,000円
2 有償株主割当(798:54) 発行価格 50,000円
資本組入額 50,000円
3 有償株主割当(852:66) 発行価格 50,000円
資本組入額 50,000円
4 ㈱タイタス・コミュニケーションズ(現㈱ジェイコム関東)との株式交換(交換比率1:約0.32)
5 有償株主割当(1:2) 発行価格 1円
資本組入額 1円
6 現物出資 発行価格 43,000円
資本組入額 21,500円

(4) 【所有者別状況】

(平成15年12月31日現在)

区分	株式の状況								単元未満株式の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数(人)	―	1	―	3	7	1	―	12	―
所有株式数(株)	―	303,500	―	1,648,045	2,732,990	10,480	―	4,684,535	0.74
所有株式数の割合(%)	―	6.48	―	35.18	58.34	0.27	―	100.00	―

(5) 【大株主の状況】

(平成15年12月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
住友商事(株)	東京都中央区晴海1－8－11	1,490,657.00	31.82
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	23.52
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052-6399, USA	605,296.06	12.92
Liberty Japan Ⅳ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	375,125.00	8.01
Liberty Kanto, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	314,743.00	6.72
日興シティ信託銀行(株)	東京都品川区東品川2－3－14 シティコープセンター	303,500.00	6.48
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	5.88
三井物産(株)	東京都千代田区大手町1－2－1	78,694.00	1.68
松[illegible]産業(株)	大阪府門真市大字門真1006	78,694.00	1.68
Liberty Japan Ⅱ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.07
リー ダニエルズ	東京都渋谷区大山町33－9	10,480.34	0.22
計	－	4,684,535.40	100.00

(6) 【議決権の状況】

① 【発行済株式】

(平成15年12月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	―	―	―
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	―	―	―
完全議決権株式(その他)	普通株式 4,684,535.00	4,684,535	権利内容に何ら限定のない当社における標準的な株式
単元未満株式	普通株式 0.74	―	同上
発行済株式総数	4,684,535.74	―	―
総株主の議決権	―	4,684,535	―

② 【自己株式等】

(平成15年12月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
―	―	―	―	―	―
計	―	―	―	―	―

(7) 【ストックオプション制度の内容】

① 平成15年10月3日開催の臨時株主総会決議によるもの

平成15年9月18日開催の当社取締役会決議及び平成15年10月3日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てました。

決議年月日	平成15年10月3日臨時株主総会決議
付与対象者の区分及び人数	当社取締役5名、当社監査役1名、当社従業員465名、当社の子会社及び関連会社の取締役、監査役及び従業員134名
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株予約権の行使時の払込金額	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

② 平成14年7月8日開催の臨時株主総会決議によるもの

平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てました。

決議年月日	平成14年7月8日臨時株主総会決議
付与対象者の区分及び人数	当社取締役1名、当社監査役1名、当社従業員499名、当社の子会社及び関連会社の取締役、監査役及び従業員246名
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株予約権の行使時の払込金額	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

③ 平成12年8月23日開催の臨時株主総会決議によるもの

平成12年8月23日開催の当社臨時株主総会の特別決議及び同日開催の当社取締役会決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与いたしました。

決議年月日	平成12年8月23日臨時株主総会決議
付与対象者の区分及び人数	平成12年8月23日開催の当社臨時株主総会終結時に在任または在籍する当社の取締役7名、従業員378名、平成12年9月1日付けで新たに当社の取締役として就任した者6名及び同日付で新たに当社の従業員として入社した者6名並びに新事業創出促進法第11条の5第2項に定める当社認定支援者1,505名
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

④ 平成13年５月１日開催の臨時株主総会決議によるもの

平成13年４月27日開催の当社取締役会の決議及び平成13年５月１日開催の当社臨時株主総会の特別決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与致しました。

決議年月日	平成13年５月１日臨時株主総会決議
付与対象者の区分及び人数	平成13年５月１日開催の当社臨時株主総会の特別決議に基づく新株引受権にかかる権利付与日において当社に在任または在職する当社の取締役12名、従業員461名、及び新事業創出促進法第11条ノ５第２項に定める当社認定支援者1,397名。但し、付与対象者のうち、平成12年８月23日開催の当社臨時株主総会の特別決議に基づき商法第280条ノ19及び新事業創出促進法第11条ノ５第２項に定める新株引受権を付与された者については、当社の求めに従って、所定の期間内に当該新株引受権全てにつき放棄を行ったことを条件とします。
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

2 【自己株式の取得等の状況】

(1) 【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3 【配当政策】

当社は株主に対する利益還元を経営の重要な課題の一つとして位置付けています。しかしながら、当社は累積損失を計上し、設立以来配当を実施しておらず、内部留保資金もありません。また当面は当社事業の確立、発展のために多くの資金を必要としておりますので、当社は、配当金による株主への利益還元は当面実施しない予定であります。

4 【株価の推移】

当社株式は、非上場であり、かつ店頭登録もしておりませんので、該当事項はありません。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴		所有株式数（株）
取締役社長 代表取締役		森 泉 知 行	昭和23年1月3日生	昭和45年4月 平成5年1月 平成7年1月 平成8年10月 平成12年2月 平成15年1月 平成15年3月	住友商事㈱入社 米国住友商事会社 SCOA投資事業部 米国住友商事会社 Phoenixcor Inc. 会長 ジュピター・ショップチャンネル㈱代表取締役 ㈱ジュピター・プログラミング代表取締役 ジュピターサテライト放送㈱代表取締役 当社社長付 当社代表取締役社長就任（現在）	―
取締役副社長 代表取締役		グレゴリー アームストロング	昭和21年9月27日生	昭和46年1月 平成6年8月 平成10年1月 平成12年9月 平成14年1月	Viacom Cablevision of SF入社 Tele-Communications International, Inc. 入社 Senior Vice President of Cable Operation Liberty Media International, Inc. Managing Director, Latin America On Command Corporation Executive Vice President and Chief Operating Officer 当社代表取締役副社長就任（現在）	―
取締役副社長	企画・管理担当	吉 田 幸 弘	昭和20年8月10日生	昭和43年4月 平成3年6月 平成8年2月 平成10年4月 平成11年4月 平成13年4月 平成14年3月 平成15年3月	住友商事㈱入社 同投資事業本部海外事業部長 米国住友商事会社（同社投資事業部長） 住友商事㈱理事兼米国住友商事会社（同社副社長） 同理事 メディア事業本部副本部長 同理事 情報産業総括部長（現在） 当社監査役就任 当社取締役副社長就任（現在）	―
常務取締役	チーフフィナンシャルオフィサー	春 山 昭 彦	昭和30年9月12日生	昭和54年4月 平成2年7月 平成11年4月 平成13年2月 平成15年11月 平成16年3月	伊藤忠商事㈱入社 ㈱日本長期信用銀行 NTTドコモ㈱ CASTY Inc. 当社チーフフィナンシャルオフィサー 当社常務取締役就任（現在）	
常務取締役	対外企画担当	平 山 泰 史	昭和19年1月9日生	昭和42年4月 昭和63年3月 平成8年1月 平成8年6月 平成9年9月	住友商事㈱入社 米国住友商事 当社社長室長 当社取締役就任 当社常務取締役就任（現在）	―

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		中井戸 信英	昭和21年年11月1日生	昭和46年4月 平成4年6月 平成9年4月 平成10年4月 平成10年6月 平成11年4月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 機械システム部長 米国住友商事会社（同社サンフランシスコ支店長兼サンタクララ駐在員事務所長） 住友商事㈱理事 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部長 同社 取締役 ネットワーク事業本部長 eビジネス事業部担当 同社 代表取締役常務 情報産業事業部門長補佐 ネットワーク事業本部長 eビジネス事業担当（現在） 当社取締役就任（現在）	—
取締役		吉井 伸吾	昭和22年年8月23日生	昭和46年4月 平成7年8月 平成10年4月 平成12年4月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 名古屋支社機電部長 同社 情報通信第一事業部長 兼 中部支社機電部長 同社 理事 メディア事業本部副本部長 情報産業業務部長 情報通信第一事業部長 同社 理事 ネットワーク事業本部副本部長 eビジネス事業部副担当 同社 理事 メディア事業本部長（現在） 当社取締役就任（現在）	—
取締役		青木 二仁	昭和22年3月13日生	昭和45年5月 平成10年12月 平成11年3月 平成11年4月 平成13年4月 平成14年4月	住友商事㈱入社 住友商事㈱ケーブルテレビ事業部長 当社取締役就任(現在) 住友商事㈱ケーブルテレビ・衛星事業部長 同社理事 メディア事業本部副本部長 ケーブルテレビ・衛星事業部長(現在) 同社理事 情報産業事業部門長付（現在）	—
取締役		ミランダ カーチス	昭和30年11月26日生	平成4年5月 平成7年1月 平成8年9月 平成11年2月	TCI International, Inc.入社 当社取締役就任(現在) 同社 Executive Vice President Liberty Media International, Inc. President(現在)	—
取締役		グラハム ホリス	昭和27年1月9日生	平成6年7月 平成7年5月 平成10年3月 平成12年9月	TCI International, Inc.入社 同社(現 Liberty Media International, Inc.) Executive Vice President & CFO(現在) 当社監査役就任 当社取締役就任(現在)	—
取締役		西村 泰重	昭和10年10月25日生	昭和34年4月 平成7年1月 平成10年3月 平成10年11月 平成12年9月	住友商事㈱入社 当社代表取締役社長 当社顧問 Liberty Media Corp.在日顧問(現在) 当社取締役就任(現在)	—

役名	職名	氏名	生年月日	略歴	所有株式数(株)
取締役		マーク ブラウン	昭和39年7月24日生	昭和62年 Union Bank of Switzerland 平成10年5月 Goodwin, Procter&Hoar LLP 平成12年1月 Manager, Microsoft Corporation 平成14年8月 Senior Manager, Corporate Development Group, Microsoft Corporation 平成16年3月 当社取締役就任(現在)	—
取締役		サンジェイ チェッダ	昭和41年11月24日生	昭和63年8月 Salomon Brothers Corporate Financial Analyst 平成4年9月 Microsoft Corp. Product Manager, Consumer Division 平成7年8月 同社 Product Planning Manager, MSN 平成8年10月 同社 Program Manager, Internet Platforms and Tools Division, Commercial Systems Division 平成10年5月 Group Program Manager, Platforms Division 平成11年1月 Director, Business Development and Investments 平成13年5月 Managing Director, Corporate Development (現在) 平成15年3月 当社取締役就任(現在)	—
監査役 常勤		松本　征夫	昭和19年6月10日生	昭和42年4月 住友商事㈱入社 平成3年4月 同社衛星通信事業室参事 ㈱サテライトジャパン事務従事 平成8年10月 同社映像メディア事業部参事 (シンガポール駐在) JAPAN ENTERTAINENT TELEVISION PTE. LTD. 事務従事 平成10年12月 同社情報通信第二事業部参事 ㈱インタラクティブソリューションズ兼エンゲージテクノロジーズジャパン㈱　事務従事 平成12年2月 同社ケーブルテレビ・衛星事業部参事 当社財務企画部(現資金部)部長 平成15年5月 当社監査役就任(現在)	—
役		林　正俊	昭和31年1月20日	昭和53年4月 住友商事㈱入社 平成8年7月 同社 メディア事業本部長付 平成12年5月 同社 情報産業業務部長付 平成13年4月 同社 情報産業総括部長付 平成14年4月 同社 メディア事業本部映像メディア事業部長 平成15年3月 同社 情報産業総括部長(現在) 当社監査役就任(現在)	—
監査役		スー プロヴァン	昭和40年5月28日生	平成7年7月 TCI International, Inc. Controller 平成10年7月 Liberty Media International, Inc. Director of Finance(現在) 平成12年9月 当社監査役就任(現在)	—
計					—

(注) 監査役 林　正俊、スー　プロヴァンは「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

第５【経理の状況】

1 連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しております。

なお、前連結会計年度(平成14年１月１日から平成14年12月31日まで)は、改正前の連結財務諸表規則に基づき、当連結会計年度(平成15年１月１日から平成15年12月31日まで)は、改正後の連結財務諸表規則に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しております。

なお、前事業年度(平成14年１月１日から平成14年12月31日まで)は、改正前の財務諸表等規則に基づき、当事業年度(平成15年１月１日から平成15年12月31日まで)は、改正後の財務諸表等規則に基づいて作成しております。

2 監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度(平成14年１月１日から平成14年12月31日まで)及び前事業年度(平成14年１月１日から平成14年12月31日まで)の連結財務諸表及び財務諸表について、朝日監査法人の監査を受けており、当連結会計年度(平成15年１月１日から平成15年12月31日まで)及び当事業年度(平成15年１月１日から平成15年12月31日まで)の連結財務諸表及び財務諸表について、あずさ監査法人の監査を受けております。

なお、従来から当社が監査証明を受けている朝日監査法人は、平成16年１月１日に名称を変更し、あずさ監査法人となりました。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度(平成14年12月31日) 金額(千円)		構成比(%)	当連結会計年度(平成15年12月31日) 金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			4,989,062			9,703,762	
2 受取手形及び売掛金			8,692,023			8,443,598	
3 たな卸資産			4,595,656			1,783,773	
4 その他			5,292,740			1,695,231	
貸倒引当金			△243,805			△250,478	
流動資産合計			23,325,676	9.1		21,375,886	8.1
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物及び構築物	※2,3	144,005,585			149,422,439		
減価償却累計額		△42,281,142	101,724,443		△49,971,909	99,450,530	
(2) 機械装置及び運搬具	※2,3	32,720,710			39,041,701		
減価償却累計額		△12,843,127	19,877,583		△16,732,255	22,309,446	
(3) 工具・器具及び備品	※2	2,561,197			2,671,482		
減価償却累計額		△1,364,982	1,196,215		△1,579,081	1,092,401	
(4) 土地	※2		1,981,230			1,982,167	
(5) 建設仮勘定			1,580,872			446,631	
有形固定資産合計			126,360,343	49.4		125,281,175	47.6
2 無形固定資産							
(1) 営業権			261,517			137,359	
(2) 連結調整勘定			6,897,550			3,863,650	
(3) ソフトウェア			2,160,174			2,598,579	
(4) その他			68,350			69,998	
無形固定資産合計			9,387,591	3.7		6,669,586	2.5
3 投資その他の資産							
(1) 投資有価証券	※1		3,901,406			4,246,252	
(2) 長期貸付金			546,527			516,934	
(3) 長期前払費用			88,039,326			101,918,871	
(4) その他			4,113,475			3,843,413	
貸倒引当金			△85,146			△242,564	
投資その他の資産合計			96,515,588	37.8		110,282,906	41.8
固定資産合計			232,263,522	90.9		242,233,667	91.9
Ⅲ 繰延資産							
1. 開業費			466			259	
2 新株発行費			16,020			76,518	
繰延資産合計			16,486	0.0		76,777	0.0
資産合計			255,605,684	100.0		263,686,330	100.0

区分	注記番号	前連結会計年度（平成14年12月31日） 金額（千円）	構成比（%）	当連結会計年度（平成15年12月31日） 金額（千円）	構成比（%）
（負債の部）					
Ⅰ 流動負債					
1 買掛金		14,535,581		14,893,104	
2 短期借入金	※2	238,925,140		10,661,320	
3 未払法人税等		323,917		167,865	
4 賞与引当金		654,948		679,267	
5 その他		5,223,432		5,869,422	
流動負債合計		259,663,018	101.6	32,270,978	12.3
Ⅱ 固定負債					
1 長期借入金	※2	28,096,985		225,821,075	
2 退職給付引当金		1,663,892		2,075,454	
3 役員退職慰労引当金		―		17,695	
4 その他		5,422,908		8,310,671	
固定負債合計		35,183,785	13.8	236,224,895	89.6
負債合計		294,846,803	115.4	268,495,873	101.9
（少数株主持分）					
少数株主持分		4,004,562	1.6	5,378,654	2.0
（資本の部）					
Ⅰ 資本金		47,002,623	18.4	―	―
Ⅱ 資本準備金		1,637,590	0.6	―	―
Ⅲ 欠損金		91,885,894	△35.9	―	―
資本合計		△43,245,681	△16.9	―	―
Ⅰ 資本金		―	―	63,132,998	23.9
Ⅱ 資本剰余金		―	―	17,767,965	6.8
Ⅲ 利益剰余金		―	―	△91,089,365	△34.6
Ⅳ その他有価証券評価差額金		―	―	205	0.0
資本合計		―	―	△10,188,197	△3.9
負債、少数株主持分及び資本合計		255,605,684	100.0	263,686,330	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		百分比(%)	当連結会計年度 (自 平成15年1月1日 至 平成15年12月31日) 金額(千円)		百分比(%)
Ⅰ 売上高			125,501,750	100.0		152,001,096	100.0
Ⅱ 売上原価			80,328,706	64.0		90,249,688	59.4
売上総利益			45,173,044	36.0		61,751,408	40.6
Ⅲ 販売費及び一般管理費							
1 給料・諸手当		28,382,566			28,266,770		
2 設備賃借料		4,454,761			4,395,048		
3 連結調整勘定償却額		3,284,773			2,732,686		
4 その他		16,843,606	52,965,706	42.2	16,457,294	51,851,798	34.1
営業利益又は損失(△)			△7,792,662	△6.2		9,899,610	6.5
Ⅳ 営業外収益							
1 受取利息		15,503			16,438		
2 受取配当金		1,214			1,242		
3 持分法による投資利益		139,498			31,683		
4 損害保険受取金		35,685			58,134		
5 その他		681,148	873,048	0.7	433,225	540,722	0.3
Ⅴ 営業外費用							
1 支払利息		2,036,312			5,611,506		
2 支払保証料		1,059,799			209,582		
3 営業権償却		124,157			124,159		
4 たな卸資産処分損		80,923			134,581		
5 新株発行費償却		60,056			53,792		
6 その他		558,144	3,919,391	3.1	1,897,278	8,030,898	5.3
経常利益又は損失(△)			△10,839,005	△8.6		2,409,434	1.5
Ⅵ 特別利益							
1 補助金収入		487,689			363,533		
2 商品不具合に係る補償収入		—			86,498		
3 その他		37,994	525,683	0.4	411,600	861,631	0.6
Ⅶ 特別損失							
1 固定資産除却損	※1	1,156,979			584,413		
2 貸倒引当金繰入額		—			194,386		
3 デジタル事業に係る仕様変更等に伴う損失		—			139,015		
4 その他		46,421	1,203,400	1.0	59,868	977,682	0.6
税金等調整前当期純利益又は損失(△)			△11,516,722	△9.2		2,293,383	1.5
法人税、住民税及び事業税		332,524			295,150		
法人税等調整額		△32,482	300,042	0.2	833	295,983	0.2
少数株主損益			△728,195	0.6		1,200,871	△0.8
当期純利益又は損失(△)			△11,088,569	△8.8		796,529	0.5

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		当連結会計年度 (自 平成15年1月1日 至 平成15年12月31日) 金額(千円)	
Ⅰ 欠損金期首残高			80,797,325		—
Ⅱ 欠損金増加高			—		—
Ⅲ 当期純損失			11,088,569		—
Ⅳ 欠損金期末残高			91,885,894		—
(資本剰余金の部)					
Ⅰ 資本剰余金期首残高					
資本準備金期首残高		—	—	1,637,590	1,637,590
Ⅱ 資本剰余金増加高					
1 増資による新株の発行		—	—	16,130,375	16,130,375
Ⅲ 資本剰余金期末残高			—		17,767,965
(利益剰余金の部)					
Ⅰ 利益剰余金期首残高					
欠損金期首残高		—	—	△91,885,894	△91,885,894
Ⅱ 利益剰余金増加高					
1 当期純利益		—	—	796,529	796,529
Ⅲ 利益剰余金期末残高			—		△91,089,365

④【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日) 金額(千円)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日) 金額(千円)
Ⅰ　営業活動によるキャッシュ・フロー			
1　税金等調整前当期純利益(又は損失(△))		△11,516,722	2,293,383
2　減価償却費		21,751,559	25,045,056
3　連結調整勘定償却額		3,284,773	2,732,686
4　新株発行費償却		60,056	53,792
5　貸倒引当金の増加額		117,186	164,091
6　受取利息及び受取配当金		△16,717	△17,680
7　支払利息		2,036,312	5,611,506
8　支払保証料		1,059,799	209,582
9　持分法による投資利益(△)		△139,498	△31,683
10　固定資産除却損		1,156,979	584,413
11　売上債権の減少額(又は増加額(△))		△900,092	275,638
12　たな卸資産の減少額		1,060,600	2,811,883
13　仕入債務の増加額(又は減少額(△))		△64,886	667,144
14　その他の流動資産の減少額(又は増加額(△))		△107,167	325,192
15　補助金収入		△487,689	△363,533
16　営業権償却		124,157	124,159
17　その他		349,767	1,275,156
小計		17,768,417	41,760,785
18　利息及び配当金の受取額		16,717	69,180
19　利息の支払額		△2,024,939	△3,071,629
20　保証料の支払額		△1,493,324	△333,574
21　補助金の受取額		841,695	397,956
22　法人税等の支払額		△65,095	△452,035
営業活動によるキャッシュ・フロー		15,043,471	38,370,683
Ⅱ　投資活動によるキャッシュ・フロー			
1　有形固定資産の取得による支出		△21,715,928	△13,102,722
2　長期前払費用の支払額		△32,042,019	△22,159,770
3　投資有価証券の取得による支出		△2,684,033	△35,978
4　その他		△224,958	138,839
投資活動によるキャッシュ・フロー		△56,666,938	△35,159,631
Ⅲ　財務活動によるキャッシュ・フロー			
1　短期借入金の純増加額(または純減少額(△))		39,899,320	△228,263,820
2　長期借入れによる収入		3,330,000	239,263,000
3　長期借入金の返済による支出		△2,674,455	△8,778,160
4　長期前払費用の支払額		―	△3,303,082
5　その他		4,950	△114,290
財務活動によるキャッシュ・フロー		40,559,815	△1,196,352
Ⅳ　現金及び現金同等物に係る換算差額			
Ⅴ　現金及び現金同等物の増加額(又は減少額(△))		△1,063,652	2,014,700
Ⅵ　現金及び現金同等物の期首残高		8,752,714	7,689,062
Ⅶ　現金及び現金同等物の期末残高		7,689,062	9,703,762

継続企業の前提に重要な疑義を抱かせる事象又は状況

当連結会計年度(自　平成15年1月1日　至　平成15年12月31日)

当社連結グループは、当連結会計年度において、10,188,197千円の債務超過になっております。当該状況により、継続企業の前提に関する重要な疑義が存在します。

当社連結グループの累積損失は、一般的に初期設備投資負担が大きく、また加入者獲得等の営業活動のための投資が先行するこの業界の特徴を反映しておりますが、加入者数の増加と付加価値サービスの提供により累積損失を解消していく予定です。過去数年、経常損失は加入者数の伸びと共に減少してきており、当連結会計年度で創業以来初めて連結当期純利益を計上しました。また、営業キャッシュフローは平成13年度から黒字に転じており、当連結会計年度におきましても対前年比で増加しております。今後、一層の経営努力により、この傾向は当分継続する予定です。

一方、資金手当て面では、当連結会計年度において初のプロジェクトファイナンスによる銀行シンジケート団からの借入枠契約を締結し、また当社の主要株主からの劣後長期借入金の借入や平成15年5月に実施した32,260,750千円の増資により当面予想される資金需要分は十分に確保されています。

連結財務諸表は継続企業を前提に作成されており、このような重要な疑義の影響を連結財務諸表には反映しておりません。

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
1　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1　企業の概況　4　関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱及び和泉シーエーティヴィ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当連結会計年度における新規設立により、㈲ジェイコムファイナンスを新たに連結子会社としております。 前連結会計年度において連結子会社であったアットホームジャパン㈱は、当連結会計年度に、アットネットホーム㈱と商号を変更しております。	1　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1　企業の概況　4　関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった㈱ケーブルビジョン二十一は、当連結会計年度に、㈱ケーブルビジョン21と商号を変更しております。
2　持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、グリーンシティケーブルテレビ㈱ 当連結会計年度における株式の新規取得により、グリーンシティケーブルテレビ㈱を新たに持分法適用会社としております。 前連結会計年度において持分法適用会社であったケーブルスカイネット企画㈱は当連結会計年度において清算しております。	2　持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、グリーンシティケーブルテレビ㈱
3　連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。	3　連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法（評価差額は全部資本注入法により処理し、売却原価は主として移動平均法により算定）によっております。 時価のないもの 移動平均法に基づく原価法によっております。	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 同左 時価のないもの 同左
ロ　たな卸資産 主として移動平均法に基づく低価法によっております。	ロ　たな卸資産 同左
(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 定額法によっております。なお、耐用年数及び残存価額については法人税法に規定する方法と同一の基準によっておりますが、「建物及び構築物」に含めております幹線・分配線については、見積耐用年数(15年)に基づいております。	(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 同左
ロ　無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 営業権 商法に基づく期間均等償却を行っております。	ロ　無形固定資産 ソフトウェア 同左 営業権 商法施行規則に基づく期間均等償却を行っております。
ハ　長期前払費用 定額法によっております。(償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)	ハ　長期前払費用 同左
(3) 繰延資産の処理方法 イ　開業費 商法に基づく期間均等償却を行っております。 ロ　新株発行費 商法に基づく期間均等償却を行っております。	(3) 重要な繰延資産の処理方法 イ　開業費 商法施行規則に基づく期間均等償却を行っております。 ロ　新株発行費 商法施行規則に基づく期間均等償却を行っております。
(4) 重要な引当金の計上基準 イ　貸倒引当金 債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。	(4) 重要な引当金の計上基準 イ　貸倒引当金 同左
ロ　賞与引当金 従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。	ロ　賞与引当金 同左
ハ　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上しております。	ハ　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上しております。 また、数理計算上の差異は当連結会計年度に一括費用処理しております。 ニ　役員退職慰労金引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく期末要支給見積額を引当計上しております。

<table>
<tr><th>前連結会計年度
(自　平成14年1月1日
至　平成14年12月31日)</th><th>当連結会計年度
(自　平成15年1月1日
至　平成15年12月31日)</th></tr>
<tr><td>(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準
外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。</td><td>(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準
同左</td></tr>
<tr><td>(6) 重要なリース取引の処理方法
リース物件の所有権が借主に移転すると認められる以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。</td><td>(6) 重要なリース取引の処理方法
同左</td></tr>
<tr><td>(7) 重要なヘッジ会計の方法
イ　ヘッジ会計の方法
繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。
ロ　ヘッジ手段とヘッジ対象
ヘッジ手段：為替予約
ヘッジ対象：外貨建金銭債権債務
ハ　ヘッジ方針
内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。
ニ　ヘッジ有効性評価の方法
有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。</td><td>(7) 重要なヘッジ会計の方法
イ　ヘッジ会計の方法
同左
ロ　ヘッジ手段とヘッジ対象
ヘッジ手段：為替予約、金利キャップ、金利スワップ
ヘッジ対象：外貨建金銭債権債務、変動金利借入金利息
ハ　ヘッジ方針
内規に基づき、外貨建金銭債権債務の為替変動リスク及び借入金利率変動リスクを回避する目的で行っております。
ニ　ヘッジ有効性評価の方法
為替予約の有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。
金利キャップ、金利スワップ取引については、ヘッジ対象となる金利リスクが減殺されていることをもって有効性の評価に替えております。</td></tr>
<tr><td>(8) 消費税等の会計処理
税抜方式によっております。</td><td>(8) その他連結財務諸表作成のための重要な事項
イ　消費税等の会計処理
税抜方式によっております。
ロ　連結貸借対照表
連結財務諸表規則の改正により当連結会計年度から「資本準備金」は「資本剰余金」と、「剰余金」及び「欠損金」は「利益剰余金」として表示しております。
ハ　連結剰余金計算書
(イ) 連結財務諸表規則の改正により当連結会計年度から連結剰余金計算書を資本剰余金の部及び利益剰余金の部に区分して記載しております。
(ロ) 連結財務諸表規則の改正により当連結会計年度から「欠損金期首残高」は「利益剰余金期首残高」、「欠損金期末残高」は「利益剰余金期末残高」と表示しております。
また、前連結会計年度において独立掲記しておりました当期純損失につきましては、当期より利益の計上となり、「利益剰余金増加高」の内訳として表示しております。</td></tr>
</table>

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
	ニ　1株当たり当期純利益に関する会計基準 当連結会計年度より「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。なお、同会計基準及び適用指針の適用に伴う影響については、(1株当たり情報)注記事項に記載のとおりであります。
5　連結子会社の資産及び負債の評価に関する事項 連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	5　連結子会社の資産及び負債の評価に関する事項 同左
6　連結調整勘定の償却に関する事項 連結調整勘定の償却については、原則として5年間の均等償却としております。	6　連結調整勘定の償却に関する事項 同左
7　利益処分項目等の取扱いに関する事項 連結剰余金計算書は、連結会計年度中に確定した連結会社の損失処理に基づいて作成しております。	7　利益処分項目等の取扱いに関する事項 連結剰余金計算書は、連結会計年度中に確定した連結会社の利益処分並びに損失処理に基づいて作成しております。
8　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。	8　連結キャッシュ・フロー計算書における資金の範囲 同左

(表示方法の変更)

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
(連結損益計算書) 前連結会計年度において営業外費用の「支払利息」に含めておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため、「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。 (連結キャッシュフロー計算書) 前連結会計年度において、営業活動によるキャッシュ・フローの「支払利息」に含めて表示しておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。	(連結損益計算書) 前連結会計年度において特別利益の「その他」に含めておりました商品不具合による補償収入は、当連結会計年度より、重要性が増したため、「商品不具合による補償収入」として区分掲記しております。 なお、前連結会計年度の商品不具合による補償収入は、25,209千円であります。 ―――

(追加情報)

前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)	当連結会計年度 (自 平成15年1月1日 至 平成15年12月31日)
(賞与引当金) 従来、流動負債の「その他」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年2月14日)が公表されたことにより、当連結会計年度から「賞与引当金」として表示しております。なお、前連結会計年度末の未払従業員賞与は583,587千円であります。	———

次へ

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成14年12月31日)	当連結会計年度 (平成15年12月31日)
※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　1,373,784千円 ※2　担保資産 このうち設備資金借入金7,424,815千円(長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　4,125,748千円 機械装置及び運搬具　259,770 土地　433,990 計　4,819,508	※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　1,353,967千円 ※2　担保資産 このうち設備資金借入金5,354,735千円(長期借入金4,716,755千円、一年内返済予定の長期借入金637,980千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　5,262,403千円 機械装置及び運搬具　420,058 土地　429,837 計　6,112,298 上記の他、平成15年1月31日に合意されたプロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社及び当社の特定の連結子会社が所有する資産を担保に供しております。対象となる主要な資産の当連結会計年度末の簿価は、次のとおりであります。 預金　5,662,487千円 建物及び構築物　94,274,694 機械装置及び運搬具　19,341,805 土地　1,859,785 計　121,138,771
※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。 4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証	※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は2,683,216千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物2,458,286千円、機械装置及び運搬具224,930千円であります。 4　保証債務 被保証先　関西ケーブルネット㈱ 金額　579,404千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　143,127千円 摘要　銀行借入保証 ※5　発行済株式総数 普通株式　4,684,535.74株 ※6　平成15年1月31日に(有)ジェイコムファイナンス並びに当社は、上記プロジェクトファイナンスによる借入の一環として市中シンジケート銀行団との間に貸出コミットメント契約を締結しております。 当該貸出コミットメント契約に係る借入未実行残高は次のとおりであります。 貸出コミットメントライン契約総額　108,000,000千円 借入実行額　53,000,000 借入未実行残高　55,000,000

次へ

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成14年12月31日)	当連結会計年度 (平成15年12月31日)
※1 関連会社に対するものは、次の通りであります。 投資有価証券(株式) 1,373,784千円 ※2 担保資産 このうち設備資金借入金7,424,815千円(長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物 4,125,748千円 機械装置及び運搬具 259,770 土地 433,990 計 4,819,508	※1 関連会社に対するものは、次の通りであります。 投資有価証券(株式) 1,353,967千円 ※2 担保資産 このうち設備資金借入金5,354,735千円(長期借入金4,716,755千円、一年内返済予定の長期借入金637,980千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物 5,262,403千円 機械装置及び運搬具 420,058 土地 429,837 計 6,112,298 上記の他、平成15年1月31日に合意されたプロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社及び当社の特定の連結子会社が所有する資産を担保に供しております。対象となる主要な資産の当連結会計年度末の簿価は、次のとおりであります。 預金 5,662,487千円 建物及び構築物 94,274,694 機械装置及び運搬具 19,341,805 土地 1,859,785 計 121,138,771
※3 過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。 4 保証債務 被保証先 (株)ケーブルテレビ神戸 金額 145,455千円 摘要 銀行借入保証 被保証先 関西ケーブルネット(株) 金額 650,778千円 摘要 銀行借入保証	※3 過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は2,683,216千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物2,458,286千円、機械装置及び運搬具224,930千円であります。 4 保証債務 被保証先 関西ケーブルネット(株) 金額 579,404千円 摘要 銀行借入保証 被保証先 (株)ケーブルテレビ神戸 金額 143,127千円 摘要 銀行借入保証 ※5 発行済株式総数 普通株式 4,684,535.74株 ※6 平成15年1月31日に(有)ジェイコムファイナンス並びに当社は、上記プロジェクトファイナンスによる借入の一環として市中シンジケート銀行団との間に貸出コミットメント契約を締結しております。 当該貸出コミットメント契約に係る借入未実行残高は次のとおりであります。 貸出コミットメントライン契約総額 108,000,000千円 借入実行額 53,000,000 借入未実行残高 55,000,000

次へ

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成14年12月31日)	当連結会計年度 (平成15年12月31日)
※1 関連会社に対するものは、次の通りであります。 投資有価証券(株式)　1,373,784千円 ※2 担保資産 このうち設備資金借入金7,424,815千円(長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　4,125,748千円 機械装置及び運搬具　259,770 土地　433,990 計　4,819,508 ※3 過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。 4 保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証	※1 関連会社に対するものは、次の通りであります。 投資有価証券(株式)　1,353,967千円 ※2 担保資産 このうち設備資金借入金5,354,735千円(長期借入金4,716,755千円、一年内返済予定の長期借入金637,980千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　5,262,403千円 機械装置及び運搬具　420,058 土地　429,837 計　6,112,298 上記の他、平成15年1月31日に合意されたプロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社及び当社の特定の連結子会社が所有する資産を担保に供しております。対象となる主要な資産の当連結会計年度末の簿価は、次のとおりであります。 預金　5,662,487千円 建物及び構築物　94,274,694 機械装置及び運搬具　19,341,805 土地　1,859,785 計　121,138,771 ※3 過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は2,683,216千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物2,458,286千円、機械装置及び運搬具224,930千円であります。 4 保証債務 被保証先　関西ケーブルネット㈱ 金額　579,404千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　143,127千円 摘要　銀行借入保証 ※5 発行済株式総数 普通株式　4,684,535.74株 ※6 平成15年1月31日に㈲ジェイコムファイナンス並びに当社は、上記プロジェクトファイナンスによる借入の一環として市中シンジケート銀行団との間に貸出コミットメント契約を締結しております。 当該貸出コミットメント契約に係る借入未実行残高は次のとおりであります。 貸出コミットメントライン契約総額　108,000,000千円 借入実行額　53,000,000 借入未実行残高　55,000,000

次へ

(連結損益計算書関係)

前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)	当連結会計年度 (自 平成15年1月1日 至 平成15年12月31日)
※1 固定資産除却損の内容は、次の通りであります。 建物及び構築物 975,736千円 機械装置及び運搬具 57,571 工具・器具及び備品 65,214 建設仮勘定 33,875 ソフトウェア 24,583 計 1,156,979 2 当期に実施した補助金及び工事負担金による圧縮記帳額は、39,661千円であります。	※1 固定資産除却損の内容は、次の通りであります。 建物及び構築物 410,416千円 機械装置及び運搬具 120,214 工具・器具及び備品 11,706 ソフトウェア 42,077 計 584,413

(連結キャッシュ・フロー計算書関係)

前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)	当連結会計年度 (自 平成15年1月1日 至 平成15年12月31日)
1 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高 4,989,062千円 預け金 2,700,000 現金及び現金同等物期末残高 7,689,062	1 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高 9,703,762千円 現金及び現金同等物期末残高 9,703,762 2 重要な非資金取引の内容 当社は平成15年5月15日にデットエクイティスワップ(借入金の株式化)を実施いたしました。 借入金の減少額 32,260,750千円 資本金の増加額 16,130,375千円 資本準備金の増加額 16,130,375千円

（リース取引関係）

前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）	当連結会計年度 （自　平成15年１月１日 至　平成15年12月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前連結会計年度

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
建物及び構築物	3, 810, 526	331, 325	3, 479, 201
機械装置及び運搬具	908, 311	469, 216	439, 095
工具・器具及び備品	44, 229, 766	16, 359, 900	27, 869, 866
ソフトウェア	654, 083	259, 610	394, 473
合計	49, 602, 686	17, 420, 051	32, 182, 635

当連結会計年度

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
建物及び構築物	3, 815, 067	519, 633	3, 295, 434
機械装置及び運搬具	878, 193	576, 156	302, 037
工具・器具及び備品	47, 313, 483	21, 515, 649	25, 797, 834
ソフトウェア	666, 134	374, 173	291, 961
合計	52, 672, 877	22, 985, 611	29, 687, 266

項目	前連結会計年度	当連結会計年度
(2) 未経過リース料期末残高相当額		
１年内	7, 952, 299千円	8, 416, 728千円
１年超	26, 091, 865	22, 488, 565
合計	34, 044, 164	30, 905, 293
(3) 支払リース料、減価償却費相当額及び支払利息相当額		
支払リース料	8, 801, 240千円	9, 622, 059千円
減価償却費相当額	7, 841, 109	8, 546, 744
支払利息相当額	1, 300, 476	1, 225, 400
(4) 減価償却費相当額の算定方法	リース期間を耐用年数とし、残存価額を零とする定額法によっております。	同左
(5) 利息相当額の算定方法	リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	同左
２　オペレーティングリース取引		
未経過リース料		
１年内	604, 227千円	624, 501千円
１年超	5, 491, 674	4, 976, 803
合計	6, 095, 901	5, 601, 304

前へ　　次へ

(有価証券関係)

前連結会計年度(平成14年12月31日現在)

有価証券

1.時価のある有価証券

区分	取得原価(千円)	連結貸借対照表計上額(千円)	差額(千円)
その他有価証券			
株式	662	662	0
合計	662	662	0

2.時価評価されていない有価証券

内容	連結貸借対照表計上額(千円)
その他有価証券	
非上場株式(店頭売買株式を除く)	3,900,744
合計	3,900,744

当連結会計年度(平成15年12月31日現在)

有価証券

1.時価のある有価証券

区分	取得原価(千円)	連結貸借対照表計上額(千円)	差額(千円)
その他有価証券			
株式	107	312	205
合計	107	312	205

2.時価評価されていない有価証券

内容	連結貸借対照表計上額(千円)
その他有価証券	
非上場株式(店頭売買株式を除く)	4,245,940
合計	4,245,940

前へ 次へ

(デリバティブ取引関係)

1　取引の状況に関する事項

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を行なっております。 その他のデリバティブ取引はありません。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 (ヘッジ手段とヘッジ対象) ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 (ヘッジ方針) 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 (ヘッジ有効性評価の方法) 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	(1) 取引の内容及び利用目的等 当社連結グループは営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を、また借入金金利の変動リスクを回避する目的で金利キャップ取引及び金利スワップ取引を行なっております。 その他のデリバティブ取引はありません。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 (ヘッジ手段とヘッジ対象) ヘッジ手段：為替予約、金利キャップ、金利スワップ ヘッジ対象：外貨建金銭債権債務、変動金利借入金利息 (ヘッジ方針) 内規に基づき、外貨建金銭債権債務の為替変動リスク及び借入金利率変動リスクを回避する目的で行っております。 (ヘッジ有効性評価の方法) 為替予約の有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。 金利キャップ、金利スワップ取引については、ヘッジ対象となる金利リスクが減殺されていることをもって有効性の評価に替えております。
(2) 取引に対する取組方針 当社連結グループは、相場変動リスクにさらされている資産・負債に係るリスクを回避する目的にのみ、デリバティブ取引を利用する方針をとっております。	(2) 取引に対する取組方針 同左
(3) 取引に関わるリスクの内容 当社連結グループの先物為替予約取引は、為替相場の変動によるリスクをヘッジする目的で行なっております。為替予約取引は、取引実行後の為替変動による利得の機会を失うことを除き、市場リスクを有しておりません。 なお、当社連結グループは信用度の高い金融機関のみを取引相手として為替予約取引を行なっており、信用リスクはほとんどないと判断しております。	(3) 取引に関わるリスクの内容 当社連結グループのデリバティブ取引は、相場変動によるリスクをヘッジする目的で行なっております。為替予約取引は、取引実行後の為替変動による利得の機会を失うことを除き、市場リスクを有しておりません。 なお、当社連結グループは信用度の高い金融機関のみを取引相手としてデリバティブ取引を行なっており、信用リスクはほとんどないと判断しております。
(4) 取引に係るリスク管理体制 当社連結グループは、外貨建の営業債務等発生の都度、財務部が為替持高規程に基づき、原則当該営業債務等と見合いの金額に紐付きで為替予約を付しております。	(4) 取引に係るリスク管理体制 当社連結グループは、外貨建の営業債務等発生の都度、財務部が為替持高規程に基づき、原則当該営業債務等と見合いの金額に紐付きで為替予約を付しております。 また、金利スワップ取引及び金利キャップ取引については、限定された取引以外発生しないため管理規程は特に設けておりませんが、取引内容及び有効性の評価について定期的に経営者に報告しており、一定限度を超えるリスクは発生しない体制となっております。
(5) 取引の時価等に関する事項についての補足説明 為替予約取引のうち、期末に外貨建金銭債権債務等に振り当てたことにより、当該外貨建金銭債権債務等の換算を通じて連結財務諸表に計上されているものは、時価等の開示の対象に含まれておりません。	(5) 取引の時価等に関する事項についての補足説明 為替予約取引のうち、期末に外貨建金銭債権債務等に振り当てたことにより、当該外貨建金銭債権債務等の換算を通じて連結財務諸表に計上されているものは、時価等の開示の対象に含まれておりません。

2　取引の時価等に関する事項

前連結会計年度末(平成14年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

当連結会計年度末(平成15年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

(退職給付関係)

前連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)	当連結会計年度 (自　平成15年１月１日 至　平成15年12月31日)
1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 2　退職給付債務に関する事項 ①　退職給付債務　1,663,892千円 ②　退職給付引当金　1,663,892千円 (注１)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注２)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は1,484,390千円であります。 3　退職給付費用に関する事項 ①　勤務費用　225,228千円 ②　利息費用　38,093千円 ③　数理計算上の差異の費用処理額　166,868千円 ④　退職給付費用　430,249千円 4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率2.5％ ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。	1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 2　退職給付債務に関する事項 ①　退職給付債務　2,075,454千円 ②　退職給付引当金　2,075,454千円 (注１)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注２)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は1,631,326千円であります。 3　退職給付費用に関する事項 ①　勤務費用　271,189千円 ②　利息費用　41,597千円 ③　数理計算上の差異の費用処理額　155,662千円 ④　退職給付費用　468,448千円 4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率2.0％ ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。

(税効果会計関係)

前連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)	当連結会計年度 (自　平成15年１月１日 至　平成15年12月31日)
繰延税金資産の発生の主な原因別の内訳 税務上の繰越欠損金　39,663,097千円 その他　4,788,944 繰延税金資産小計　44,452,041 評価性引当額　△44,452,041 繰延税金資産合計　―	1　繰延税金資産の発生の主な原因別の内訳 税務上の繰越欠損金　31,901,829千円 その他　1,947,238 繰延税金資産小計　33,849,067 評価性引当額　△33,817,419 繰延税金資産合計　31,648 2　法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳 法定実効税率　42.0% (調整) 繰越欠損金　△118.8 評価性引当額　37.3 連結調整勘定償却　50.0 住民税均等割等　3.8 交際費等永久に損金算入されない項目　2.1 その他　△3.5 税効果会計適用後の法人税等の負担率　12.9 3　「地方税法等の一部を改正する法律」(平成15年法律第９号)が平成15年３月31日に交付されたことに伴い、当連結会計年度の繰延税金資産及び繰延税金負債の計算(ただし、平成17年１月１日以降解消が見込まれるものに限る。)においては適用する法定実効税率を変更しております。 この変更が損益に与える影響は軽微であります。

前へ

(セグメント情報)

【事業の種類別セグメント情報】

前連結会計年度(自　平成14年１月１日　至　平成14年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

当連結会計年度(自　平成15年１月１日　至　平成15年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前連結会計年度(自　平成14年１月１日　至　平成14年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

当連結会計年度(自　平成15年１月１日　至　平成15年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

【海外売上高】

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは海外売上高が発生しないため、記載を省略しております。

当連結会計年度(自　平成15年1月1日　至　平成15年12月31日)

当社連結グループは海外売上高が発生しないため、記載を省略しております。

【関連当事者との取引】

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接 36.28	兼任 2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	66,722,000	—	—
									保証料の支払	734,116	未払費用	36,452
その他の関係会社	Liberty Japan, Inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接 28.00	—	当社への投資	営業取引以外の取引	資金の借入	39,650,000	短期借入金	39,650,000
									利息の支払	300,698	未払費用	54,624
									被債務保証	97,150,000	—	—
									保証料の支払	407,264	未払費用	108,112
その他の関係会社	Microsoft Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接 15.39	—	当社への投資	営業取引以外の取引	資金の借入	6,613,000	短期借入金	6,613,000
									利息の支払	27,515	未払費用	5,729
									被債務保証	64,913,000	—	—
									保証料の支払	351,944	未払費用	98,736

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント㈱	東京都中央区	800,000	住商グループを中心とした融資等	—	—	短期資金の供給	営業取引以外の取引	資金の借入	7,022,000	短期借入金	34,722,000
									利息の支払	289,919	未払費用	2,036

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

当連結会計年度(自　平成15年1月1日　至　平成15年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事(株)	東京都中央区	169,431,637	総合商社	直接31.82	兼任2	一般の商取引・当社への投資	営業取引以外の取引	資金の借入	52,894,625	長期借入金	52,894,625
									利息の支払	1,166,599	未払費用	1,881
											長期未払利息	856,741
									保証料の支払	84,223	長期未払保証料	47,432
その他の関係会社	[illegible]berty [illegible]pan, Inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接23.52	—	当社への投資	営業取引以外の取引	資金の借入	52,894,625	長期借入金	52,894,625
									利息の支払	1,215,098	未払費用	1,881
											長期未払利息	856,741
									保証料の支払	73,469	長期未払保証料	46,456
その他の関係会社	Microsoft Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接12.92	—	当社への投資	営業取引以外の取引	資金の借入	43,950,000	長期借入金	43,950,000
									利息の支払	881,492	未払費用	1,198
											長期未払利息	679,952
									保証料の支払	51,890	長期未払保証料	25,421

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

（1株当たり情報）

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
1株当たり純資産額　△10,992.00円 1株当たり当期純損失　2,818.45円 なお、潜在株式調整後1株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。	1株当たり純資産額　△2,174.86円 1株当たり当期純利益　180.74円 潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。 当連結会計年度より「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。 なお、同会計基準及び適用指針を前連結会計年度に適用した場合の1株当たり情報については、影響はありません。

(注)　1株当たり当期純利益額の算定上の基礎は以下の通りであります。

項目	前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
当期純利益（千円）	—	796,529
普通株主に帰属しない金額	—	—
普通株式に係る当期純利益（千円）	—	796,529
普通株式の期中平均株式数（株）	—	4,407,046.01

(重要な後発事象)

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
1　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のＪＣＦへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 2. 株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.28% Microsoft Holdings V. Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	―――――

⑤ 【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高(千円)	当期末残高(千円)	平均利率(%)	返済期限
短期借入金	236,395,000	8,040,000	1.45	―
1年以内に返済予定の長期借入金	2,530,140	2,621,320	0.6373	―
長期借入金(1年以内に返済予定のものを除く。)(注)2,3	28,096,985	225,821,075	2.1845	平成30年
その他の有利子負債	―	―	―	―
合計	267,022,125	236,482,395	―	―

(注) 1 「平均利率」については、期末借入金残高に対する加重平均利率を記載しております。

2 日本政策投資銀行からの無利息による長期借入金が21,350,655千円含まれております。

3 長期借入金(1年以内に返済予定のものを除く)に係る返済スケジュールは次の通りであります。

返済スケジュール	金額
平成17年12月期	3,039,300千円
平成18年12月期	3,032,960千円
平成19年12月期	2,836,200千円
平成20年12月期	2,599,210千円

(2) 【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	前事業年度(平成14年12月31日) 金額(千円)		構成比(%)	当事業年度(平成15年12月31日) 金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金	※2		383,603			2,476,443	
2 売掛金	※1		8,549,460			10,144,361	
3 商品			419,842			8,147	
4 前払費用			44,761			10,508	
5 前渡金			368,434			177,196	
6 短期貸付金	※1		194,529,000			-	
7 その他			2,901,293			187,193	
貸倒引当金			△3,065,076			△2,000	
流動資産合計			204,131,319	75.0		13,001,848	5.7
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物	※2	1,178,561			1,179,112		
減価償却累計額		122,854	1,055,707		218,270	960,842	
(2) 構築物	※2	48,577			48,577		
減価償却累計額		6,687	41,890		9,382	39,195	
(3) 工具・器具及び備品		297,584			349,310		
減価償却累計額		72,632	224,951		114,189	235,121	
(4) 土地	※2		429,042			429,042	
有形固定資産合計			1,751,590	0.6		1,664,200	0.7
2 無形固定資産							
(1) 商標権			6,352			4,242	
(2) ソフトウェア			1,069,267			1,233,755	
(3) 電話加入権			9,178			8,747	
無形固定資産合計			1,084,798	0.4		1,246,743	0.5
3 投資その他の資産							
(1) 投資有価証券			2,504,155			2,867,241	
(2) 関係会社株式	※2		60,730,690			62,525,790	
(3) 関係会社出資金	※2		3,000			3,000	
(4) 長期貸付金			290,975			318,494	
(5) 関係会社長期貸付金			334,406			143,836,060	
(6) 長期前払費用			741,127			3,492,284	
(7) 差入保証金			389,497			621,124	
(8) その他投資			354,600			90,482	
貸倒引当金			△156,623			△400	
投資その他の資産合計			65,191,828	24.0		213,754,075	93.0
固定資産合計			68,028,218	25.0		216,665,018	94.3
Ⅲ 繰延資産							
1 新株発行費			—			76,135	
繰延資産合計			—	—		76,135	0.0
資産合計			272,159,537	100.0		229,743,000	100.0

区分	注記番号	前事業年度 (平成14年12月31日) 金額(千円)		構成比(%)	当事業年度 (平成15年12月31日) 金額(千円)		構成比(%)
(負債の部)							
Ⅰ 流動負債							
1 買掛金			7,821,833			8,221,849	
2 短期借入金	※1		228,785,000			—	
3 未払金			181,020			340,491	
4 未払費用			712,376			398,866	
5 未払法人税等			8,400			11,200	
6 預り金			38,336			103,753	
7 賞与引当金			199,402			223,297	
8 その他			63,490			60,299	
流動負債合計			237,809,858	87.4		9,359,755	4.1
Ⅱ 固定負債							
1 関係会社長期借入金			—			149,739,250	
2 退職給付引当金			1,275,794			1,667,170	
3 役員退職慰労引当金			—			17,695	
4 長期未払利息			—			2,393,435	
5 長期未払保証料			—			119,309	
固定負債合計			1,275,794	0.4		153,936,858	67.0
負債合計			239,085,653	87.8		163,296,614	71.1
(資本の部)							
Ⅰ 資本金	※3		47,002,622	17.3			
Ⅱ 資本準備金			1,637,589	0.6			
Ⅲ 欠損金							
1 当期未処理損失			15,566,327				
欠損金合計			15,566,327	△5.7			
資本合計			33,073,884	12.2			
Ⅰ 資本金			—	—		63,132,998	27.5
Ⅱ 資本剰余金							
資本準備金		—			17,767,965		
資本剰余金合計			—	—		17,767,965	7.7
Ⅲ 利益剰余金							
当期未処理損失		—			△14,454,577		
利益剰余金合計			—	—		△14,454,577	△6.3
資本合計			—	—		66,446,386	28.9
負債及び資本合計			272,159,537	100.0		229,743,000	100.0

② 【損益計算書】

区分	注記番号	前事業年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		百分比(%)	当事業年度 (自 平成15年1月1日 至 平成15年12月31日) 金額(千円)		百分比(%)
Ⅰ 売上高	※1		57,058,603	100.0		52,964,892	100.0
Ⅱ 売上原価							
1 商品期首たな卸高		586,017			419,842		
2 当期商品仕入高		44,983,473			40,861,999		
合計		45,569,490					
3 商品期末たな卸高		419,842	45,149,648	79.1	8,147	41,273,694	77.9
売上総利益			11,908,955	20.9		11,691,198	22.1
Ⅲ 販売費及び一般管理費							
1 俸給諸給与		2,946,970			3,230,580		
2 賞与引当金繰入額		199,402			223,297		
3 退職給付費用		428,385			457,113		
4 福利厚生費		1,467,910			1,676,444		
5 地代家賃		515,129			560,492		
6 業務委託費		4,257,541			2,593,846		
7 減価償却費		203,483			443,174		
8 雑費		1,299,449	11,318,271	19.8	1,166,226	10,351,173	19.5
営業利益			590,683	1.1		1,340,025	2.5
Ⅳ 営業外収益							
1 受取利息	※1	2,372,730			4,065,581		
2 受取保証料	※1	117,409			87,226		
3 為替差益		13,131			11,162		
4 その他		29,457	2,532,727	4.4	56,188	4,220,156	8.0
Ⅴ 営業外費用							
1 支払利息	※1	1,783,030			3,492,159		
2 支払保証料	※1	1,059,799			209,582		
3 長期前払費用償却		—			551,926		
4 新株発行費償却		17,086			38,067		
5 その他		9,554	2,869,471	5.0	101,168	4,392,902	8.3
経常利益			253,940	0.5		1,167,278	2.2
Ⅵ 特別利益							
1 商品不具合に係る補償収入		25,209			86,498		
2 貸倒引当金戻入益		1,800			—		
3 その他		241	27,251	0.0	11,600	98,098	0.2
Ⅶ 特別損失							
1 デジタル事業に係る仕様変更等に伴う損失		—			139,015		
2 投資有価証券処分損		21,592			—		
3 転籍者に係る退職給付引当金積立不足額繰入		92,146			—		
4 固定資産除却損	※3	5,266			—		
5 商品廃棄損		24,636			—		
6 その他		—	143,642	0.3	3,409	142,425	0.3
税引前当期純利益			137,549	0.2		1,122,951	2.1
法人税、住民税及び事業税	※2		8,400	0.0		11,200	0.0
当期純利益			129,149	0.2		1,111,751	2.1
前期繰越損失			15,695,477			15,566,328	
当期未処理損失			15,566,327			14,454,577	

③ 【損失処理計算書】

区分	注記番号	前事業年度 (平成15年3月27日) 金額(千円)		当事業年度 (平成16年3月29日) 金額(千円)	
Ⅰ 当期未処理損失			15,566,327		14,454,577
Ⅱ 損失処理額			—		—
Ⅲ 次期繰越損失			15,566,327		14,454,577

(注) 日付は株主総会承認年月日であります。

重要な会計方針

前事業年度 (自　平成14年1月1日 至　平成14年12月31日)	当事業年度 (自　平成15年1月1日 至　平成15年12月31日)
1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 移動平均法に基づく原価法 その他有価証券 時価のないもの…移動平均法に基づく原価法	1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 同左 その他有価証券 同左
2　たな卸資産の評価基準及び評価方法 移動平均法に基づく低価法によっております。	2　たな卸資産の評価基準及び評価方法 同左
3　固定資産の減価償却の方法 イ　有形固定資産：定額法によっております。耐用年数と残存価額は法人税法の規定によっております。 ロ　無形固定資産： ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 ハ　長期前払費用：定額法によっております。	3　固定資産の減価償却の方法 イ　有形固定資産：同左 ロ　無形固定資産： ソフトウェア 同左 ハ　長期前払費用：同左
4　繰延資産の処理方法 新株発行費：商法に基づく期間均等償却を行なっております。	4　繰延資産の処理方法 新株発行費：商法施行規則に基づく期間均等償却を行なっております。
5　引当金の計上基準 イ　貸倒引当金：債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。 ロ　賞与引当金：従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。 ハ　退職給付引当金：従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。	5　引当金の計上基準 イ　貸倒引当金：同左 ロ　賞与引当金：同左 ハ　退職給付引当金：従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。 また、数理計算上の差異は当期に一括費用処理しております。 ニ　役員退職慰労引当金：役員の退職慰労金の支給に備えるため、当社内規に基づく期末要支給見積額を引当計上しております。
6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法：同左 ロ　ヘッジ手段とヘッジ対象：同左 ハ　ヘッジ方針：同左 ニ　ヘッジ有効性評価の方法：同左

前事業年度 (自　平成14年1月1日 至　平成14年12月31日)	当事業年度 (自　平成15年1月1日 至　平成15年12月31日)
7　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。 8　消費税等の処理方法 税抜方式によっております。	7　リース取引の処理方法 同左 8　その他財務諸表作成のための基本となる重要な事項 (1) 消費税等の処理方法 税抜方式によっております。 (2) 資本の部の表示 財務諸表等規則の改正により、当事業年度における貸借対照表の資本の部については、改正後の財務諸表等規則により作成しております。 (3) 1株当たり情報 当事業年度より「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。なお、同会計基準及び適用指針の適用に伴う影響については(1株当たり情報)注記事項に記載の通りであります。

(会計方針の変更)

前事業年度 (自　平成14年1月1日 至　平成14年12月31日)	当事業年度 (自　平成15年1月1日 至　平成15年12月31日)
――――――	課金システムに係るデータ処理料は、従来、販売費及び一般管理費に計上しておりましたが、当事業年度より売上原価に計上する方法に変更しております。 この変更は、出資関係のない運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行ったものであります。 この変更により、従来の方法によった場合と比較して売上総利益は1,255,380千円減少しておりますが、営業利益、経常利益及び税引前当期純利益に与える影響はありません。

(追加情報)

前事業年度 (自　平成14年1月1日 至　平成14年12月31日)	当事業年度 (自　平成15年1月1日 至　平成15年12月31日)
(賞与引当金) 従来、流動負債の「未払費用」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年2月14日)が公表されたことにより、当事業年度末から「賞与引当金」として表示しております。なお、前事業年度末の未払従業員賞与は126,782千円であります。 また、この変更に伴い、販売費及び一般管理費の「賞与引当金繰入額」を当事業年度より区分掲記しております。なお、前事業年度は「俸給諸給与」に126,782千円含まれております。	――――――

次へ

注記事項

（貸借対照表関係）

前事業年度 (平成14年12月31日)	当事業年度 (平成15年12月31日)
※1　関係会社に対する資産・負債 売掛金　8,202,494千円 短期貸付金　194,529,000千円 短期借入金　46,263,000千円	※1　関係会社に対する資産・負債 売掛金　8,131,906千円 長期未払利息　2,393,435千円 ※2　担保資産 プロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社が所有する資産を担保に供しております。 対象となる主要な資産の当事業年度末の簿価は次のとおりであります。 預金　2,476,443千円 建物及び構築物　660,889 土地　429,042 関係会社株式　54,914,453 計　58,480,827千円
※3　会社が発行する株式の総数　15,000,000株 発行済株式総数　3,934,285.74株	※3　会社が発行する株式の総数　普通株式　15,000,000株 発行済株式総数　普通株式　4,684,535.74株
4　保証債務 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　145,454千円 摘要　銀行借入保証	4　保証債務 被保証先　(有)ジェイコムファイナンス 金額　53,000,000千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　579,404千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　143,127千円 摘要　銀行借入保証 5　資本の欠損の額　14,454,577千円

（損益計算書関係）

前事業年度 (自　平成14年1月1日 至　平成14年12月31日)	当事業年度 (自　平成15年1月1日 至　平成15年12月31日)
※1　関係会社との取引に係るものが次のとおり含まれております。 関係会社への売上高　52,116,334千円 関係会社よりの受取利息　2,363,833千円 関係会社よりの受取保証料　117,409千円 関係会社への支払利息　328,212千円 関係会社への支払保証料　1,059,799千円	※1　関係会社との取引に係るものが次のとおり含まれております。 関係会社への売上高　46,532,183千円 関係会社よりの受取利息　4,006,460千円 関係会社よりの受取保証料　87,226千円 関係会社への支払利息　3,263,188千円 関係会社への支払保証料　209,582千円
※2　住民税の均等割額であります。	※2　同左
※3　固定資産除却損の内容 建物　817千円 工具・器具及び備品　4,448千円 計　5,266千円	

次へ

（リース取引関係）

前事業年度
（自　平成14年１月１日
至　平成14年12月31日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

１．借主側

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額（関係会社への転貸分を除く）

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
車輌運搬具	1,845	569	1,275
工具・器具及び備品	669,402	274,213	395,189
ソフトウェア	98,515	42,135	56,379
合計	769,763	316,918	452,844

(2) 未経過リース料期末残高相当額（関係会社への転貸分を含む）

一年以内	610,010千円
一年超	1,714,972
合計	2,324,983

(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く）

支払リース料	181,436千円
減価償却費相当額	166,116
支払利息相当額	17,329

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

２．貸主側（関係会社への転貸）

未経過リース料期末残高相当額

１年以内	440,680千円
１年超	1,419,926
合計	1,860,606

当事業年度
（自　平成15年１月１日
至　平成15年12月31日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

１．借主側

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額（関係会社への転貸分を除く）

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
車輌運搬具	1,845	939	906
工具・器具及び備品	691,781	348,817	342,964
ソフトウェア	106,915	48,958	57,957
合計	800,541	398,714	401,827

(2) 未経過リース料期末残高相当額（関係会社への転貸分を含む）

一年以内	926,643千円
一年超	2,796,030
合計	3,722,673

(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く）

支払リース料	195,167千円
減価償却費相当額	179,164
支払利息相当額	16,872

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

２．貸主側（関係会社への転貸）

未経過リース料期末残高相当額

１年以内	765,556千円
１年超	2,543,083
合計	3,308,639

（有価証券関係）

前事業年度及び当事業年度における子会社及び関連会社株式で時価のあるものはありません。

前へ　次へ

(税効果会計関係)

前事業年度 (自　平成14年１月１日 至　平成14年12月31日)	当事業年度 (自　平成15年１月１日 至　平成15年12月31日)
繰延税金資産の発生の主な原因別の内訳 税務上の繰越欠損金　1,559,525千円 貸倒引当金繰入限度超過額　1,182,551 関係会社株式評価損　747,600 その他　659,478 繰延税金資産小計　4,149,155 評価性引当額　△4,149,155 繰延税金資産合計　―	1　繰延税金資産の発生の主な原因別の内訳 税務上の繰越欠損金　1,650,167千円 退職給付引当金繰入限度超過　657,465 その他　349,596 繰延税金資産小計　2,657,228 評価性引当額　△2,657,228 繰延税金資産合計　― 2　法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳 法定実効税率　42.0％ (調整) 評価性引当額　△40.8 受取配当金等　△1.9 住民税均等割等　1.0 交際費等永久に損金算入されない項目　0.7 税効果会計適用後の法人税等の負担率　1.0

(1株当たり情報)

前事業年度 (自　平成14年1月1日 至　平成14年12月31日)	当事業年度 (自　平成15年1月1日 至　平成15年12月31日)
1株当たり純資産額　8,406.57円 1株当たり当期純利益　32.82円 なお、潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。	1株当たり純資産額　14,184.20円 1株当たり当期純利益　252.27円 潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。 当事業年度から「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。 なお、同会計基準及び適用指針を前事業年度に適用して算定した場合の1株当たり情報については、影響はありません。

(注)　1株当たり当期純利益額の算定上の基礎は以下の通りであります。

項目	前事業年度 (自　平成14年1月1日 至　平成14年12月31日)	当事業年度 (自　平成15年1月1日 至　平成15年12月31日)
当期純利益(千円)	―	1,111,751
普通株主に帰属しない金額	―	―
普通株式に係る当期純利益(千円)	―	1,111,751
普通株式の期中平均株式数(株)	―	4,407,046.01

(重要な後発事象)

前事業年度 (自　平成14年1月1日 至　平成14年12月31日)	当事業年度 (自　平成15年1月1日 至　平成15年12月31日)
1　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のＪＣＦへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式(但し対象会社部分)、建物、土地、その他。 2　株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	―――――

前へ

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(千円)
(投資有価証券)		
その他有価証券		
ケーブルネット埼玉(株)	1,000	50,000
関西ケーブルネット(株)	16,508	2,088,537
阪神シティケーブル(株)	8,440	728,704
計	25,948	2,867,241

【有形固定資産等明細表】

資産の種類	前期末残高(千円)	当期増加額(千円)	当期減少額(千円)	当期末残高(千円)	当期末減価償却累計額又は償却累計額(千円)	当期償却額(千円)	差引当期末残高(千円)
有形固定資産							
建物	1, 178, 561	550	—	1, 179, 112	218, 270	95, 416	960, 842
構築物	48, 577	0	—	48, 577	9, 382	2, 695	39, 195
工具・器具及び備品	297, 584	51, 726	—	349, 310	114, 189	41, 557	235, 121
土地	429, 042	—	—	429, 042	—	—	429, 042
有形固定資産計	1, 953, 765	52, 276	—	2, 006, 041	341, 842	139, 668	1, 664, 200
無形固定資産							
[illegible]権	—	—	—	21, 108	16, 866	2, 110	4, 242
ソフトウェア	—	—	—	1, 801, 254	567, 499	297, 396	1, 233, 755
電話加入権	—	—	—	8, 747	—	—	8, 747
無形固定資産計	—	—	—	1, 831, 109	584, 365	299, 506	1, 246, 743
長期前払費用	785, 127	3, 303, 082	—	4, 088, 209	595, 925	551, 926	3, 492, 284
繰延資産							
新株発行費	—	114, 202	—	114, 202	38, 067	38, 067	76, 135
繰延資産計	—	114, 202	—	114, 202	38, 067	38, 067	76, 135

(注) 1 当期増加額のうち主なものは次のとおりであります。

長期前払費用　　融資主幹事行手数料　　3, 303, 082千円

2 無形固定資産については、資産総額の１％以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金（千円）			47,002,622	16,130,375	—	63,132,997
資本金のうち既発行株式	普通株式	(株)	(3,934,285.74)	(750,250)	(—)	(4,684,535.74)
	普通株式	(千円)	47,002,622	16,130,375	—	63,132,997
	計	(株)	(3,934,285.74)	(750,250)	(—)	(4,684,535.74)
	計	(千円)	47,002,622	16,130,375	—	63,132,997
資本準備金及びその他資本剰余金	(資本準備金) 株式払込剰余金	(千円)	1,637,589	16,130,375	—	17,767,964
	計	(千円)	1,637,589	16,130,375	—	17,767,964
利益準備金及び任意積立金		(千円)	—	—	—	—
	計	(千円)	—	—	—	—

(注) 資本金及び株式払込剰余金の増加の原因は、現物出資によるものであります。

【引当金明細表】

区分	前期末残高 (千円)	当期増加額 (千円)	当期減少額 (目的使用) (千円)	当期減少額 (その他) (千円)	当期末残高 (千円)
貸倒引当金	3,221,700	2,400	3,220,000	1,700	2,400
賞与引当金	199,402	223,297	199,402	—	223,297
役員退職慰労引当金	—	17,695	—	—	17,695

(注) 貸倒引当金の当期減少額の「その他」欄の金額は、法人税法の規定による洗替額であります。

(2) 【主な資産及び負債の内容】

a 資産の部

イ 現金及び預金

区分	金額(千円)
現金	―
普通預金	2,476,442
合計	2,476,442

ロ 売掛金

(イ) 相手先別内訳

相手先	金額(千円)
㈱[illegible]コム関西	1,759,383
㈱ジェイコム関東	1,372,354
エイジェイシーシー㈱	1,073,955
㈱ジェイコム東京	833,987
㈱ジェイコム湘南	808,082
土浦ケーブルテレビ㈱	515,682
その他	3,780,918
合計	10,144,361

(ロ) 売掛金滞留状況

期 高(千円) (A)	当期発生高(千円) (B)	当期回収高(千円) (C)	当期末残高(千円) (D)	回収率(%) $\frac{(C)\times 100}{(A)+(B)}$	滞留期間(日) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
8,549,460	55,613,137	54,018,236	10,144,361	84%	61.3日

(注) 当期発生高には、消費税等が含まれております。

ハ 商品

区分	金額(千円)
ケーブルテレビ局向けの資機材	8,147
合計	

ニ　関係会社株式

区分	金額(千円)
㈱ジェイコム関西	18,503,355
㈱ジェイコム東京	8,423,918
㈱ジェイコム湘南	7,655,347
アットネットホーム㈱	5,348,563
㈱ジェイコム北九州	2,776,420
㈱ジェイコム関東	2,737,590
㈱ケーブルネット神戸芦屋	2,198,259
㈱スーパーネットワークユー	2,006,250
㈱ケーブルビジョン21	1,977,880
㈱メディアさいたま	1,582,789
その他	9,315,419
合計	62,525,790

ホ　関係会社長期貸付金

区分	金額(千円)
(有)ジェイコムファイナンス	143,836,060

b　負債の部

イ　買掛金

相手先	金額(千円)
住商エレクトロニクス㈱	1,341,582
アリスインターナショナルジャパン㈱	1,003,194
TELLABS Ltd.	657,268
㈱ワウワウ	598,657
㈱ブロードネットマックス	399,029
その他	4,222,119
合計	8,221,849

ロ　関係会社長期借入金

相手先	金額(千円)
住友商事㈱	52,894,625
Liberty Jupiter Finance, Inc.	52,894,625
Microsoft Corporation	43,950,000
合計	149,739,250

(3)　【その他】

該当事項はありません。

第６【提出会社の株式事務の概要】

決算期	12月31日
定時株主総会	毎決算期の翌日から３ヶ月以内
株主名簿閉鎖の期間	――――
基準日	12月31日
株券の種類	１株券、10株券、100株券、1,000株券
中間配当基準日	６月30日
１単元の株式数	――――
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
名義書換手数料	無料
新券交付手数料	一枚当たり　印紙税相当額
端株の買取り	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
買取手数料	無料
公告掲載新聞名	日本経済新聞
株主に対する特典	該当事項はありません。

(注)　当社は、商法220条ノ２第１項に規定する端株原簿を作成しております。

第７ 【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1)	有価証券報告書 及びその添付書類	事業年度 (第９期)	自 平成14年１月１日 至 平成14年12月31日	平成15年３月28日 関東財務局長に提出。
(2)	有価証券報告書の 訂正報告書	(1)の有価証券報告書に係る訂正報告書であります。		平成15年４月11日 関東財務局長に提出
(3)	有価証券届出書 及びその添付書類			平成15年５月１日 関東財務局長に提出
(4)	半期報告書	(第10期中)	自 平成15年１月１日 至 平成15年６月30日	平成15年９月26日 関東財務局長に提出。
(5)	有価証券届出書 及びその添付書類			平成15年10月７日 関東財務局長に提出

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

前期連結財務諸表に対する監査報告書

当期連結財務諸表に対する監査報告書

前期財務諸表に対する監査報告書

当期財務諸表に対する監査報告書

監 査 報 告 書

平成15年３月28日

株式会社ジュピターテレコム

代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員　公認会計士　野　口　征 二 郎　㊞

関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成16年3月29日

株式会社ジュピターテレコム
取締役会　御中

あずさ監査法人

代表社員 関与社員	公認会計士	野　口　征二郎
代表社員 関与社員	公認会計士	水　谷　英　滋

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年1月1日から平成15年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社ジュピターテレコム及び連結子会社の平成15年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

継続企業の前提に関する注記に記載されているとおり、会社は当連結会計年度において10,188,197千円の債務超過となっており、継続企業の前提に関する重要な疑義が存在している。当該状況に対する経営計画等は当該注記に記載されている。連結財務諸表は、継続企業を前提として作成されており、このような重要な疑義の影響を連結財務諸表には反映していない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

監査報告書

平成15年３月28日

株式会社ジュピターテレコム
代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征 二 郎　㊞

関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成14年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成16年3月29日

株式会社ジュピターテレコム
取締役会　御中

あずさ監査法人

代表社員 関与社員	公認会計士	野口　征二郎
代表社員 関与社員	公認会計士	水谷　英滋

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年1月1日から平成15年12月31日までの第10期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社ジュピターテレコムの平成15年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

会計方針の変更に記載されているとおり、会社は課金システムに係るデータ処理料の会計処理を変更した。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

定時株主総会招集のご通知

２００４年3月１２日

株主各位

東京都港区芝大門一丁目１番３０号
株式会社ジュピターテレコム
代表取締役社長　森泉知行

定時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。
さて、弊社定時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。
なお、当日ご出席願えない場合には、同封委任状にご記入ご捺印乃至ご署名の上、株主総会開催までに当社に到着するようご送付の程お願い申し上げます。

敬具

記

１．日　時：　２００４年3月２９日（月）　午前9時３０分

２．場　所：　東京都港区芝大門一丁目１番３０号　当社本店会議室

３．会議の目的事項：

《報告事項》
第１０期営業報告書、貸借対照表及び損益計算書報告の件

《決議事項》
第１号議案　第１０期損失処理案承認の件
第２号議案　取締役２名辞任に伴い取締役２名選任の件
第３号議案　監査役３名任期満了につき監査役２名選任の件
第４号議案　退任取締役に対し退職慰労金贈呈の件

以上

平成 16 年 3 月 29 日午前 9 時 30 分開催の当社第 10 回定時株主総会において、当社第 10 期営業報告書、貸借対照表及び損益計算書を報告し、また、第 10 期損失処理案については、議案どおり承認されました。

営業報告書

平成15年1月1日から
平成15年12月31日まで

1．営業の概況

（1）営業の経過及び成果

企業をめぐる経済環境

当事業年度は、世界情勢が3月のイラク戦争とその後のイラク情勢の混乱が続く中で、日本経済は若干の明るさが見えてまいりました。りそなを除く大手銀行の大幅増益ニュースに加え、日本政府によるりそな銀行への思い切った公的資金投入措置、年後半では足利銀行の国有化などにより日本の銀行業界にも一応底打ち感は出てまいりました。日本経済の全般的な回復とは云い難いものの、最高益を更新する企業も多く、業界や企業別の優勝劣敗の傾向が顕著になりつつあるように見えます。

メディア・テレコム業界では、日本テレコムのリップルウッドへの売却やIIJのNTTグループ入り、CWCの行き詰まりなど業界の淘汰と再編は留まることなく進んでおります。一方、放送業界ではプラットフォームの一つプラットワンの早くも脱落のニュースなどはあったものの、12月に東京、名古屋、関西の三大都市圏で開始された地上波デジタルが話題を独占したといって過言ではないでしょう。

当社の営業の経過及び成果

このような背景の中で、私どもは、従来の戦略を一部見直しし、よりサービス面に重点を置き、来るべき新たな展開に備えるべく努力を積み重ねてまいりました。

ケーブルテレビサービス

ケーブルテレビにつきましては、チャネルラインアップの充実に見合ったベイシック料金の改定を略計画どおりに実施いたしました。更にお客様に喜んでいただける強力コンテンツとして、11月からディズニーチャネルの放送を開始いたしました。或いは、コミュニティチャネルを最大限顧客獲得に活用すべくジェイコムチャネルの見直しも行いました。12月には、地上波デジタル放送が開始されましたがアンテナ受信による視聴範囲が極めて限定されているため、ケーブルテレビのネットワークを活用してより広範囲に視聴者に地上波デジタル放送を提供すべく再送信サービスを開始いたしました。

高速インターネットサービス

高速インターネット接続サービスにつきましては、ADSLに続いて、NTTグループのBフレッツなど光ファイバーの高速接続サービスも本格的に市場に参入し激しいシェア争い、価格競争の戦国時代が続いております。私どもは、サービス内容の充実に重点をおき、極力価格競争の埒外に身を置くように努めました。9月からは順次運営局において３０Mbサービスを開始し、顧客から好評を得ております。

電話サービス

電話サービスにつきましては、従来の計画に則ってホームパスを拡げ、当期末には前期末日比46%増の4,216千世帯となりました。

以上のような営業活動の結果、当期末においては、ケーブルテレビ、高速インターネット接続サービス及び電話サービスの当社運営局の加入者数は、夫々、1,551千世帯、640千世帯、555千世帯となりました。また、いずれかのサービスに加入頂いている世帯数は1,782千世帯となり、一接続世帯当たりのサービスの数は1.54となりました。

損益の状況

当期の売上高は対前期比約7%減少の52,965百万円となりました。ケーブルテレビの加入者増加に伴う運営局向けの番組代売上は約20%増加したものの、幹線の工事は一段落し、また電話関係ホームパス工事も進んだため、運営局向けの工事資機材の売上高が大きく減ったためであります。しかしながら、加入者増による運営局からのマネージメントフィー収入の増加があり、また販売費及び一般管理費の伸びが対前期比2%増加に抑えられたこと、などから営業利益は対前期比約127%増加の1,340百万円を計上できました。また、シンジケート借入に関わる諸費用の償却費を含めた純金融費用が対前期比約213百万円改善したこともあり、経常損益は対前期比約360%増の1,167百万円となりました。特別損益の部では、過去の電話機器の不具合に対する補償金収入など98百万円の利益を計上し、また、デジタル関連の仕様変更に因る既購入ソフトの除却損等の損失を142百万円を計上し、税引き前当期純利益は1,123百万円となりました。法人税等の負担は対前期比約3百万円増加しましたが、当期純損益は対前期比760%増の1,112百万円となりました。

財務活動面では、平成15年1月、2年半に及ぶ努力の結果、漸く複数の有力銀行を主幹事とし、当社並びに当社運営局（福岡ケーブルネットワーク、ケーブルビジョン２１、及び調布ケーブルテレビを除く）を対象とした総枠1,400億円のシニアローンのシンジケート借入れ契約を締結いたしました。12月に至り、長年の懸案であったケーブルビジョン２１の財務再建も計画通り推し進め、同社もシンジケート借り入れ対象局に加えることが出来ました。

設備投資・資金調達の状況

平成15年1月末、当社はビーエーアジアリミテド、東京三菱銀行、シティバンクN. A.、みずほコーポレート銀行、三井住友銀行を主幹事とする銀行団と総枠1,400億円のシニアローン借入れ契約を締結いたしました。本契約に従い、当社は2月、住商フィナンシャルマネジメントを始めとする当該時点での借入債務230,518百万円を全額返済し、同時に当社の主要株主であるリバーティメディア、住友商事、マイクロソフトから1,500億円並びに320億円（トランシェB）の長期劣後借入金を借り入れました。また、シンジケート融資団からは100%子会社である有限会社ジェイコムファイナンス（JCF）にて総額530億円の長期の借入れを実行いたしました。当期末現在JCFのシニアローンの残高は530億円であり、全額長期借入金であります。

平成15年5月、普通株式750,250株を第三者割当方式にてリバーティメディア及び住友商事に発行し、両社からの長期劣後借入金のうち約322億6千万円を当社の普通株式に転換いたしました。払い込み資金のうち半額を資本金に組み入れ残額を資本準備金としました。この結果、当社の資本金は約63,133百万円となりました。

（2）当社が対処すべき課題

平成15年は愈々デジタル放送時代の幕が切って落とされました。地上波デジタル放送の開始は私どもMSOとしても追風と受け留め、ケーブルテレビのネットワークの利便性を十分に活かしお客様の期待に応えたいと考えております。またそのためには私どもはインフラを持ったサービス産業であることをもっともっと自覚し、サービス内容の充実に努めてまいります。ビデオ配信の新たな形態の競争相手も出現しつつあります。コンテンツを含めたサービス内容の充実が他の競争相手との差別化を可能にさせ、ジュピターの価値を高めるものと信じます。その為には先ず「隗より始めよ」で、従業員教育の徹底から始め具体的な諸施策を早めに打ち出して株主の皆様の期待に応えたい所存であります。
株主の皆様には引き続きご支援を賜りますようお願い申し上げます。

（3）営業成績及び財産の状況の推移

	第7期	第8期	第9期	第10期
売上高	36,718百万円	50,294百万円	57,058百万円	52,965百万円
当期純利益	△988百万円	△4,999百万円	129百万円	1,112百万円
一株当たりの当期純利益	△251円19銭	△1,270円68銭	32円82銭	252円26銭
純資産	37,943百万円	32,944百万円	33,073百万円	66,446百万円
総資産	54,591百万円	232,900百万円	272,159百万円	229,738百万円

(注) 1. 1株当たりの当期損益は、第9期まで期末発行済株式総数に基づき算出しておりましたが、第10期より期中平均発行済株式総数に基づき算出しております。

2．会社の概況　(平成15年12月31日現在)

（1）主要な事業内容　　有線テレビジョン放送事業

（2）主要な事業所　　(本店) 東京都豊島区東池袋4－41－24

（3）株式の状況

①会社が発行する株式の総数　　15,000,000株

②発行済株式の総数　　4,684,535.74株

③当期中の株式の発行数　　750,250株

④株主数　　12名

⑤大株主（上位8名）

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
住友商事株式会社	1,490,657.00株	31.82%	－株	－%
Liberty Japan, Inc.	1,101,600.00株	23.52%	－株	－%
Microsoft Holdings V, Inc.	605,296.06株	12.92%	－株	－%
Liberty Japan IV, Inc	375,125.00株	8.01%	－株	－%
Liberty Kanto, Inc.	314,743.00株	6.72%	－株	－%
日興シティ信託銀行株式会社	303,500.00株	6.48%	－株	－%
Liberty Jupiter, Inc	275,400.00株	5.88%	－株	－%
三井物産株式会社	78,694.00株	1.68%	－株	－%
松下電器産業株式会社	78,694.00株	1.68%	－株	－%

（4）従業員の状況

区分	従業員数	前期末比増加	平均年齢	平均勤続年数
男子	1,602名	153名	35.1才	4.9年
女子	465名	92名	33.9才	5.3年
合計	2,067名	245名	34.5才	5.1年

(注) 従業員には受入出向者54名を含む。

(5) 企業結合の状況

○重要な子会社等の状況

会社名		資本金	当社の 持株比率	主要な事業内容
㈱ジェイコム関東		30,004 百万円	100.00%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱ジェイコム関西		15,500 百万円	84.17%	同上
㈱ジェイコム東京		10,075 百万円	80.07%	同上
アットネットホーム㈱		7,800 百万円	87.43%	インターネット事業
㈱ジェイコム湘南		5,772 百万円	79.49%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱スーパーネットワークユー		3,395 百万円	59.09%	同上
㈱メディアさいたま		2,993 百万円	50.38%	同上
㈱ケーブルネット神戸芦屋		2,900 百万円	52.62%	同上
㈱ケーブルビジョン21		2,767 百万円	97.95%	同上
北摂ケーブルネット㈱		2,000 百万円	55.00%	同上
福岡ケーブルネットワーク㈱	※	2,000 百万円	45.00%	同上
関西マルチメディアサービス㈱	※※	2,000 百万円	25.75%	インターネット事業
㈱ジェイコム北九州		1,801 百万円	81.65%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱木更津ケーブルテレビ		1,800 百万円	81.69%	同上
㈱ケーブルネットワークやちよ		1,600 百万円	58.65%	同上
浦和ケーブル・テレビ・ネットワーク㈱		1,600 百万円	50.10%	同上
土浦ケーブルテレビ㈱		1,500 百万円	70.33%	同上
㈱ジェイコム群馬		1,100 百万円	100.00%	同上
㈱ケーブルネット下関	※	1,000 百万円	50.00%	同上
㈱ジェイコム札幌	※※※	8,800 百万円	83.13% (83.13%)	同上
㈲ジェイコムファイナンス		3 百万円	100.00%	金融業務

(注) 1. 上記のうち、※印の会社は、商法上の子会社ではありませんが、連結決算上の連結子会社であります。

2. ※※印の会社は、連結決算上の持分法適用関連会社であります。

3. ※※※印の会社は、子会社が所有する持株比率を( )内に内数で表示しております。

○企業結合の成果

連結子会社は20社、持分法適用会社は3社であり、当期の連結売上高は152,001百万円、連結純利益は796百万円であります。

（6）取締役及び監査役

地 位	氏 名	担当又は主な職業
代表取締役社長	森泉　知行	最高経営責任者
代表取締役副社長	ｸﾞﾚｺﾞﾘｰ･ｱｰﾑｽﾄﾛﾝｸﾞ	最高執行責任者
取締役副社長	吉田　幸弘	企画・管理担当
常務取締役	庄子　　進	財務･経理特命担当
常務取締役	平山　泰史	対外企画担当
取締役（非常勤）	中井戸　信英	住友商事㈱代表取締役常務執行役員･情報産業事業部門長
取締役（非常勤）	吉井　伸吾	住友商事㈱執行役員・ﾒﾃﾞｨｱ事業本部長
取締役（非常勤）	青木　二仁	住友商事㈱理事 情報産業事業部門長付
取締役（非常勤）	ﾐﾗﾝﾀﾞ･ｶｰﾁｽ	Liberty Media International, LLC. President
取締役（非常勤）	ｸﾞﾗﾊﾑ･ﾎﾘｽ	Liberty Media International, LLC. Executive Vice President & CFO
取締役（非常勤）	西村　泰重	Liberty Media Corporation 在日顧問
取締役（非常勤）	ｻﾙﾏﾝ･ｳﾗｰ	Microsoft Corporation General Manager of Corporate Strategy
取締役(非常勤)	ｻﾝｼﾞｪｲ・ﾁｪｯｸﾞ	Microsoft Corporation Managing Director, Corporate Development
監査役	松本　征夫	
監査役（非常勤）	林　正俊	住友商事㈱　情報産業総括部長
監査役（非常勤）	ﾀﾞﾘﾙ･ﾄﾞｰﾘﾝﾄﾝ	Liberty Media International, LLC. General Manager (Japan)
監査役（非常勤）	ｽｰ･ﾌﾞﾛｳﾞｧﾝ	Liberty Media International, LLC. Director of Finance

（注）1. 当期中の取締役および監査役の異動

○ 当社は、石橋庸敏代表取締役社長 最高経営責任者（CEO）からの平成15年3月27日付で社長を辞任する旨の申し出を受け、平成15年3月27日付で森泉知行が代表取締役社長 最高経営責任者(CEO)に就任し、また、西條温氏及び田村雄二氏が退任し、中井戸信英氏及び吉井伸吾氏が取締役に就任しました。さらに、同日付で吉田幸弘氏は監査役を辞任し、取締役副社長に就任、林　正俊氏が監査役に就任しました。

○ 平成15年5月16日付で監査役小林孔次氏が辞任し、松本征夫氏が就任しました。

○ 平成15年10月3日付で取締役ﾍﾝﾘｰ・ｳﾞｨｼﾞﾙ氏が辞任し、ｻﾙﾏﾝ･ｳﾗｰ氏が就任しました。

（注）2. 監査役林正俊氏、ｽｰ･ﾌﾞﾛｳﾞｧﾝ氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

（7）主要な借入先

借入先	借入額	借入先が有する当社の株式数
住友商事㈱	52,895 百万円	1,490,657.00 株
Liberty Jupiter Finance, Inc.	52,895 百万円	— 株
Microsoft Corporation	43,950 百万円	— 株

以上

尚、本営業報告書中の記載金額は、本年度より表示単位未満の端数を四捨五入して表示しております。

貸借対照表

(平成15年12月31日現在)

(単位：百万円)

(資産の部)		(負債の部)	
流動資産	13,002	流動負債	9,360
現金及び預金	2,476	買掛金	8,222
売掛金	10,144	未払金・未払費用	739
商品	8	賞与引当金	223
前払費用	11	未払法人税等	11
前渡金	177	その他流動負債	165
その他流動資産	188	固定負債	153,937
貸倒引当金	△2	長期借入金	149,739
固定資産	216,665	退職給付引当金	1,667
有形固定資産	1,664	役員退職慰労引当金	18
建物	961	長期未払利息	2,394
構築物	39	長期未払保証料	119
工具器具備品	235	負債合計	163,297
土地	429		
無形固定資産	1,247	(資本の部)	
商標権	4		
ソフトウェア	1,234	資本金	63,133
電話加入権	9	資本剰余金	17,768
投資その他の資産	213,754	資本準備金	17,768
投資有価証券	5,630	利益剰余金	△14,455
子会社株式･出資金	59,766	当期未処理損失	△14,455
長期貸付金	144,154		
長期前払費用	3,492		
その他投資	712		
繰延資産	76	資本合計	66,446
新株発行費	76		
資産合計	229,743	負債及び資本合計	229,743

損益計算書

平成15年 1月 1日から
平成15年12月31日まで

(単位：百万円)

(経常損益の部)		
営業損益の部		
売上高		52,965
売上原価		41,274
売上総利益		11,691
販売費及び一般管理費		10,351
営業利益		1,340
営業外損益の部		
営業外収益		
受取利息	4,066	
受取保証料	87	
為替差益	11	
その他営業外収益	56	4,220
営業外費用		
支払利息	3,492	
支払保証料	210	
長期前払費用償却費	591	
新株発行費償却	38	
その他営業外費用	62	4,393
経常利益		1,167
(特別損益の部)		
特別利益		
貯蔵品不具合に係る補償収入	86	
その他特別利益	12	98
特別損失		
デジタル事業に係る仕様変更等に伴う損失	139	
その他特別損失	3	142
税引前当期純利益		1,123
法人税、住民税及び事業税		11
当期純利益		1,112
前期繰越損失		△15,566
当期未処理損失		△14,455

重要な会計方針

1. 有価証券の評価基準及び評価方法

子会社株式
移動平均法に基づく原価法
その他有価証券
時価のないもの・・・移動平均法に基づく原価法

2. 棚卸資産の評価基準及び評価方法
商品・・・移動平均法に基づく低価法によっております。

3. 有形固定資産の減価償却の方法・・・法人税法に基づく定額法によっております。

4. 無形固定資産の減価償却の方法

法人税法に基づく定額法によっております。

ただし、ソフトウェアのうち自社利用分については、社内における利用可能期間（5年）に基づく定額法によっております。

5. 長期前払費用の償却の方法

定額法によっております。

6. 繰延資産の処理方法
新株発行費・・・商法施行規則の規定に基づく期間均等償却を行っております。

7. 引当金の計上方法

(1) 貸倒引当金
債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。

(2) 退職給付引当金
従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。

(3) 賞与引当金
従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。

(4) 役員退職慰労引当金

役員の退職慰労金の支給に備えるため、当社内規に基づく期末要支給見積額を引当計上しております。この引当金は商法施行規則43条に規定する引当金です。

8. 重要なヘッジ会計の方法

(1) ヘッジ会計の方法

繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。

(2) ヘッジ手段とヘッジ対象

ヘッジ手段：為替予約

ヘッジ対象：外貨建金銭債権債務

(3) ヘッジ方針

内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。

(4) ヘッジ有効性評価の方法

有効性の評価については、決算日（含む中間決算日）及び決済日（為替予約の実行日）に予約レートと同日の直物相場によるレート比較により評価を行っております。

9. 消費税等の処理方法・・・消費税等の会計処理は税抜方式によっております。

会計方針の変更

課金システムに係るデータ処理料は、従来、販売費及び一般管理費に計上しておりましたが、当期より売上原価に計上する方法に変更しております。

この変更は、出資関係のない運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行ったものであります。

この変更により、従来の方法によった場合と比較して売上総利益は 1,255,380 千円減少しておりますが、経常利益及び税引前当期純利益に与える影響はありません。

貸借対照表注記

1. 記載金額は千円未満を四捨五入して表示しております。

2. 子会社に対する金銭債権債務

短期金銭債権	7,540 百万円	長期金銭債権	143,836 百万円
短期金銭債務	502 百万円		

3. 有形固定資産の減価償却累計額　　342 百万円

4. 貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、事務機器、LAN 設備、電話交換機、及び自動車があります。

5. 取締役に対する金銭債務　　381 百万円

6. 保証債務残高　53,723 百万円

7. 主な担保提供資産

預金 2,476 百万円　建物及び構築物 661 百万円　土地 429 百万円　子会社株式・出資金 53,125 百万円

8. ストックオプション

ストックオプションのために付与した新株引受権の残高

発行すべき株式の内容	新株発行予定残数	発行価格
当社無額面普通株式	155,705 株	1 株につき 92,000 円と公募価格のいずれか低い金額

9. 資本の欠損

商法施行規則第 92 条に規定する差額　14,455 百万円

損益計算書注記

1. 記載金額は千円未満を四捨五入して表示しております。

2. 子会社との取引高

売上高		42,750 百万円
営業取引以外の取引	受取利息	4,006 百万円
	受取保証料	78 百万円

3. 1 株当たりの当期純利益 252 円 26 銭

損失処理案

（単位 ： 円 ）

当期未処理損失	14, 454, 576, 592
これを次のとおり処理します。	
次期繰越損失	14, 454, 576, 592

独立監査人の監査報告書

平成16年2月13日

株式会社ジュピターテレコム
監査役会　御中

あずさ監査法人

代表社員
関与社員　公認会計士　野口佳之

代表社員
関与社員　公認会計士　水谷英滋

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第2条の規定に基づき、株式会社ジュピターテレコムの平成15年1月1日から平成15年12月31日までの第10期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び損失処理案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) 重要な会計方針に記載のとおり、会社は従来、課金システムに係るデータ処理料を販売費及び一般管理費に計上していたが、当営業年度より売上原価に計上する方法に変更した。この変更は、出資関係の無い運用局にかかる当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行われたものであり、相当と認める。
(3) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(4) 損失処理案は、法令及び定款に適合しているものと認める。
(5) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査報告書（謄本）

当監査役会は、平成１５年1月１日から平成１５年１２月３１日までの第１０期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成しましたので、以下の通り報告いたします。

１．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針等に従い、取締役会その他重要な会議に出席するほか、取締役等から営業の報告を受け、重要な決裁書類等を閲覧し、会社の業績及び財産の状況を調査し、子会社についても、必要に応じて業務及び財産の状況を調査しました。また、会計監査人からその監査に関する報告と説明を受け、計算書類及び附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等から報告を求め、会計記録に基づく調査を実施しました。

２．監査の結果

（１）　会計監査人である あずさ監査法人の監査の方法及び結果は、相当であると認めます。

（２）　営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

（３）　損失処理に関する議案は、会社の財産の状況その他の事情に照らして相当であり、指摘すべき事項は認められません。

（４）　付属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

（５）　取締役の職務の執行に関し、不正の行為または法令もしくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても、取締役の義務違反はないものと認めます。

以上は、監査役全員一致の意見によるものであります。

平成１６年２月１９日

株式会社 ジュピターテレコム 監査役会

監査役 （常勤） 松本 征夫

監査役 （非常勤） ダリル・ドーリントン

監査役 （非常勤） スー・プロヴァン

監査役 （非常勤） 林 正俊

（注）監査役林 正俊並びに監査役スー・プロヴァンは「株式会社の監査役等に関する商法の特例に関する法律」第１８条第１項に定める社外監査役であります。

議決権行使についての参考事項

1、　議決権に関する事項

発行済株式総数（平成 15 年 12 月 31 日現在）：4,684,535.74 株

議決権を有する株主の数：11 名

その議決権数：4,684,535 株

2、　議案及び参考事項

第 1 号議案　第 10 期（平成 15 年 1 月 1 日～平成 15 年 12 月 31 日）の損失処理案承認の件

議案の内容は定時総会招集通知に添付の損失処理案記載の通りです。

第２号議案　取締役２名辞任に伴い取締役２名選任の件

本総会終結の時をもって庄子進取締役及びサルマン・ウラー取締役が辞任致しますので、その補充として取締役２名を選任するものです。

取締役候補者は次のとおりです。
Candidates for Directors

氏名	生年月日	略歴
春　山　昭　彦 Akihiko Haruyama	1955年9月12日生	1979年 4月　伊藤忠商事㈱入社 1990年 7月　㈱日本長期信用銀行 1999年 4月　NTTドコモ㈱ 2001年 2月　CASTY Inc. 2003年11月　㈱ｼﾞｭﾋﾟﾀｰ･ﾃﾚｺﾑ　ﾁｰﾌﾌｧｲﾅﾝｼｱﾙｵﾌｨｻｰ（現職）
ﾏｰｸ･ﾌﾞﾗｳﾝ Marc Brown	1964年7月24日生	1987年　Union Bank of Switzerland 1998年5月　Goodwin, Procter&Hoar LLP 2000年1月　Manager, Microsoft Corporation 2002年8月　Senior Manager, Corporate Development Group, Microsoft Corporation（現職）

第３号議案　監査役３名任期満了につき監査役２名選任の件

本総会終結の時をもって松本征夫監査役、林正俊監査役及びダリィル・ドリントン監査役の任期が満了致しますので、新たに監査役２名を選任するものです。

監査役候補者は次のとおりです。

氏名	生年月日	略歴	
林　正　俊 Masatoshi HAYASHI	1956年1月20日	1978年 4月 1996年 7月 2000年 5月 2001年 4月 2002年 4月 2003年 3月	住友商事㈱入社 同社 メディア事業本部長付 同社 情報産業業務部長付 同社 情報産業総括部長付 同社 メディア事業本部映像メディア事業部長 同社 情報産業総括部長（現職）
松本　征夫 Ikuo Matsumoto	1944年6月10日	1967年 4月 1991年 4月 1996年10月 1998年12月 2000年 2月 2003年5月	住友商事㈱入社 同社 衛星通信事業室参事 ㈱サテライト ジャパン 同社 映像メディア事業部参事（シンガポール駐在） JAPAN ENTERTAINMENT TELEVISION PTE. LTD. 同社 情報通信第二事業部参事 ㈱インタラクティブソリューションズ 兼 エンゲージテクノ ロジーズジャパン㈱ 同社 ケーブルテレビ・衛星事業部参事 ㈱ジュピターテレコム 財務企画部（現財務部）部長 ㈱ジュピターテレコム　常勤監査役　（現職）

第4号議案　退任取締役に対し退職慰労金贈呈の件

本株主総会の終結時をもって庄子進取締役が退任致しますが、その在任中の功労に報いるため、当社所定の基準に従い退職慰労金を贈呈することとし、その具体的金額、支払時期・方法等は取締役の決議に一任頂きたく、お諮りするものです。

以上

当社会計監査人の名称変更についてのお知らせ

当社の会計監査人であります朝日監査法人は、平成16年1月1日に名称変更し、あずさ監査法人となりました。

EXHIBIT B

Semi-Annual Securities Report, filed by the Company on September 26, 2003. This report describes the Company's capital, management, business and financial statements and other matters concerning the Company for the semi-annual period ended June 30, 2003.

【表紙】

RECEIVED
2004 JUL -8 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成15年9月26日
【中間会計期間】	第10期中(自 平成15年1月1日 至 平成15年6月30日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長 森 泉 知 行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953−5110
【事務連絡者氏名】	常務取締役財務・経理担当 庄 子 進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953−5110
【事務連絡者氏名】	常務取締役財務・経理担当 庄 子 進
【縦覧に供する場所】	該当事項はありません。

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第８期上半期	第９期上半期	第10期上半期	第８期	第９期
会計期間		自 平成13年1月1日 至 平成13年6月30日	自 平成14年1月1日 至 平成14年6月30日	自 平成15年1月1日 至 平成15年6月30日	自 平成13年1月1日 至 平成13年12月31日	自 平成14年1月1日 至 平成14年12月31日
売上高	(千円)	41,318,067	59,235,541	72,159,775	92,206,714	125,501,750
経常利益(又は損失△)	(千円)	△11,115,049	△5,999,878	105,590	△23,589,166	△10,839,005
中間(当期)純損失	(千円)	10,489,273	6,004,815	644,241	23,445,406	11,088,569
純資産額	(千円)	△19,200,979	△38,162,847	△11,629,269	△32,157,112	△43,245,681
総資産額	(千円)	202,874,332	247,558,366	258,556,682	229,993,780	255,605,684
１株当たり純資産額	(円)	△4,880.42	△9,700.07	△2,482.48	△8,173.56	△10,992.00
１株当たり中間(当期)純損失	(円)	2,666.12	1,526.28	156.18	5,959.25	2,818.45
潜在株式調整後１株当たり中間(当期)純利益	(円)	―	―	―	―	―
自己資本比率	(%)	△9.46	△15.42	△4.50	△13.98	△16.91
営業活動によるキャッシュ・フロー	(千円)	△4,286,616	4,253,921	15,580,233	545,421	15,043,471
投資活動によるキャッシュ・フロー	(千円)	△35,112,118	△32,687,846	△17,921,403	△66,796,090	△56,666,938
財務活動によるキャッシュ・フロー	(千円)	41,042,707	29,612,549	3,013,547	71,328,141	40,559,815
現金及び現金同等物の中間期末(期末)残高	(千円)	5,319,215	9,931,338	8,361,439	8,752,714	7,689,062
従業員数	(名)	2,123 (2,289)	2,247 (3,251)	2,713 (3,438)	2,108 (2,560)	2,360 (2,973)

(注) 1 売上高には消費税等は含まれておりません。

2 第10期上半期より、１株当たり純資産額、１株当たり中間(当期)純損失金額及び潜在株式調整後１株当たり中間(当期)純利益金額の算定に当たっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。

3 第８期上半期、第９期上半期、第10期上半期及び第８期、第９期の潜在株式調整後１株当たり中間(当期)純利益については、中間(当期)純損失を計上しているため、記載しておりません。

4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

(2) 提出会社の経営指標等

回次		第８期上半期	第９期上半期	第10期上半期	第８期	第９期
会計期間		自 平成13年1月１日 至 平成13年6月30日	自 平成14年1月１日 至 平成14年6月30日	自 平成15年1月１日 至 平成15年6月30日	自 平成13年1月１日 至 平成13年12月31日	自 平成14年1月１日 至 平成14年12月31日
売上高	(千円)	21,489,346	30,044,169	23,417,499	50,294,647	57,058,603
経常利益(又は損失△)	(千円)	△219,303	190,382	186,631	162,505	253,940
中間(当期)純利益(又は損失△)	(千円)	△370,619	63,393	281,182	△4,999,230	129,149
資本金	(千円)	47,002,622	47,002,622	63,132,997	47,002,622	47,002,622
発行済株式総数	(株)	3,934,285	3,934,285	4,684,535.74	3,934,285	3,934,285
純資産額	(千円)	37,573,346	33,008,128	65,615,817	32,944,735	33,073,884
総資産額	(千円)	195,480,190	259,159,545	226,156,468	232,900,078	272,159,537
１株当たり純資産額	(円)	9,550.23	8,389.87	14,006.90	8,373.75	8,406.57
１株当たり中間(当期)純利益(又は損失△)	(円)	△94.20	17.19	68.17	△1,270.68	32.82
潜在株式調整後１株当たり中間(当期)純利益	(円)	—	—	—	—	—
１株当たり中間(年間)配当額	(円)	—	—	—	—	—
自己資本比率	(%)	19.22	12.74	29.01	14.15	12.15
従業員数	(名)	330(62)	360(368)	464(307)	351(60)	363(387)

(注) 1 売上高には消費税等は含まれておりません。
2 第８期上半期及び第８期の潜在株式調整後１株当たり中間(当期)純利益については、中間(当期)純損失を計上しているため、記載しておりません。
3 第10期上半期より、１株当たり純資産額、１株当たり中間(当期)純利益(又は損失)金額及び潜在株式調整後１株当たり中間(当期)純利益金額の算定に当たっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。
4 第９期上半期、第10期上半期及び第９期の潜在株式調整後１株当たり中間(当期)純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。
5 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

2 【事業の内容】

当中間連結会計期間において、当社グループ(当社及び当社の連結子会社)が営む事業の内容について、重要な変更はありません。

平成15年6月30日現在の、各傘下局毎のケーブルテレビ、電話、高速インターネット接続サービスのホームパス世帯数(ケーブルテレビ、電話、高速インターネット回線を敷設した地域の中で接続可能な一戸建て及び集合住宅における世帯数)、加入世帯数及び加入率(%、加入世帯数÷ホームパス世帯数)は次の通りです。

(当社グループ局加入世帯数) (平成15年6月30日現在)

グループ局名	ケーブルテレビ			電話			高速インターネット接続		
	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2
運営局(連結子会社)									
㈱ジェイコム東京	739,500	203,100	27.5	739,500	111,500	15.1	739,500	77,600	10.5
㈱木更津ケーブルテレビ	72,100	26,100	36.2	-	-	-	72,100	8,400	11.7
㈱ジェイコム群馬	115,700	16,000	13.8	-	-	-	115,700	7,800	6.7
㈱ケーブルビジョン二十一	171,100	38,100	22.3	82,400	6,300	7.6	171,100	11,000	6.4
福岡ケーブルネットワーク㈱	395,300	80,700	20.4	172,600	13,900	8.1	395,300	25,200	6.4
㈱ジェイコム北九州	244,000	55,400	22.7	124,500	9,800	7.9	244,000	15,600	6.4
北摂ケーブルネット㈱	175,200	43,100	24.6	83,900	8,100	9.7	175,200	21,300	12.2
土浦ケーブルテレビ㈱	102,500	35,100	34.2	-	-	-	101,200	11,700	11.6
浦和ケーブル・テレビ・ネットワーク㈱	200,600	57,000	28.4	89,000	6,900	7.8	200,500	22,700	11.3
㈱ケーブルネット下関	67,200	21,300	31.7	30,600	3,800	12.4	67,200	6,300	9.4
㈱ジェイコム関西	1,275,800	288,900	22.6	823,700	88,000	10.7	1,275,700	115,900	9.1
㈱ジェイコム湘南	410,000	152,000	37.1	218,100	26,900	12.3	410,000	39,500	9.6
㈱ケーブルネット神戸芦屋	231,600	57,700	24.9	98,400	7,500	7.6	231,600	21,800	9.4
㈱メディアさいたま	251,700	56,500	22.4	115,200	7,800	6.8	251,700	25,000	9.9
㈱ケーブルネットワークやちよ	42,000	15,700	37.4	22,600	2,100	9.3	42,000	4,600	11.0
㈱スーパーネットワークユー	58,100	18,200	31.3	29,000	1,900	6.6	58,100	6,500	11.2
㈱ジェイコム関東	1,007,200	218,100	21.7	989,700	151,900	15.3	1,007,200	126,600	12.6
㈱ジェイコム札幌	332,200	70,700	21.3	-	-	-	293,200	13,900	4.7
運営局(連結子会社)計	5,891,800	1,453,700	24.7	3,619,200	446,400	12.3	5,851,300	561,400	9.6
運営局(その他)									
調布ケーブルテレビジョン㈱	122,100	22,000	18.0	-	-	-	122,100	6,000	4.9
運営局(その他)計	122,100	22,000	18.0	-	-	-	122,100	6,000	4.9
運営局 計	6,013,900	1,475,700	24.5	3,619,200	446,400	12.3	5,973,400	567,400	9.5
(非運営局)									
㈱ケーブルテレビ神戸	171,600	32,600	19.0	-	-	-	171,600	11,800	6.9
関西ケーブルネット㈱ (注)1	605,800	146,700	24.2	-	-	-	605,800	54,400	9.0
阪神シティケーブル㈱	448,000	59,200	13.2	-	-	-	448,000	28,000	6.2
グリーンシティケーブルテレビ㈱	124,000	16,600	13.4	-	-	-	124,000	9,000	7.3
非運営局 計	1,349,400	255,100	19.0	-	-	-	1,349,400	103,200	7.6
合計	7,353,300	1,730,800	23.5	3,619,200	446,400	12.3	7,322,800	670,600	9.2

(注) 1 関西ケーブルネット㈱には、同社傘下の吹田ケーブルテレビジョン㈱、豊中コミュニティケーブルテレビ㈱、高槻ケーブルネットワーク㈱、池田マルチメディア㈱、東大阪ケーブルテレビ㈱、守口・門真ケーブルテレビ㈱の6社を合算計上しております。

2 $加入率(\%) = \dfrac{加入世帯数}{ホームパス世帯数} \times 100$

3 各サービスの加入世帯数は、当該サービス以外のサービスにも加入している世帯を含めております。

3 【関係会社の状況】

当中間連結会計期間において、重要な関係会社の異動はありません。

4 【従業員の状況】

(1) 連結会社の状況

(平成15年6月30日現在)

従業員数(名)	2,713

(注) 1 従業員数は就業人員であります。

2 上記の他、臨時従業員数は平均3,438名であります。

3 従業員数の増加は主としてカスタマーセンターの拡充によるものです。

(2) 提出会社の状況

(平成15年6月30日現在)

従業員数(名)	464

(注) 1 従業員数には関係会社へ出向中の従業員1,540名、臨時従業員平均307名を含めず、社外からの出向者42名を含めております。

2 従業員数の増加は主としてカスタマーセンターの拡充によるものです。

(3) 労働組合の状況

当社内に労働組合は結成されておりませんが、労使関係は円満に推移しております。

第２ 【事業の状況】

1 【業績等の概要】

(1) 業績

当中間連結会計期間のわが国経済は、イラクをめぐる緊迫した情勢とその後の戦争、に加え、重症性呼吸器症候群(SARS)による経済活動の一時的な停滞という懸念要因が発生し、世界経済への先行き不透明感が広がったこともあり、引き続き力強さを欠いたものになりました。経営不安のある金融機関の3月決算発表をひかえて株価が急落、日経平均は4月28日の終値で7,607円88銭と、1982年11月以来の安値をつけるに至りました。5月17日、イラク戦争も一応終結し、また政府は一部大手銀行に対する資金供給を決定しました。投資家の懸念も一部緩和され、海外投資家主導による日本株買いの動きが強まり、6月中旬には日経平均は9,000円台を回復しました。好業績の決算発表を行っている会社数が増えつつある印象や、久々の夏季賞与の増額ニュースなど明るい材料はいくつか見られるものの、全体としては一進一退の景況が続いております。

多チャンネル放送事業では、ワールドカップ・サッカーが日韓で開催された昨年と比べ、注目度の高いイベントが不足したことなどにより、新規加入者獲得は低迷いたしました。地上デジタル放送が12月から、東京、名古屋、大阪地区で段階的に開始される予定であるものの、既存アナログ放送との明確な差別化が見られない中で、大きなモーメンタムを形成するには至っていません。
このような中で、スカイパーフェクTVがNTTのFTTHを利用したMDU向けの多チャンネル放送会社オプティキャストによる本年12月の放送開始の発表、ヤフーBBによるADSLを使用した多チャンネル放送開始等、多チャンネル市場への新たな競争が始まっております。

電気通信業界においては、ADSL、ケーブルモデム、FTTH等による高速インターネット接続が、5月末には1,000万世帯の大台突破するなど、ブロードバンド化への流れは加速しました。とりわけADSLは価格・接続速度競争に加え、激しい販促キャンペーンにより、6月末の加入世帯数が、前年比2.5倍となる8,257千世帯に達しました。一方、ケーブルインターネット接続は、同期間に、37%増となる2,224千世帯に、FTTHも7万世帯足らずだったものが、458千世帯を超え、本格的な普及が始まっています。また、引き続き高速インターネットへの付加的サービスとしてのIP電話利用も拡大しています。

こうした環境にのもと、当社グループは積極的な対応すべく展開してまいりました。

ケーブルテレビサービス事業においては、全体の加入率が約25%となり、運営局の一部には加入率が40%を超す局も現れました。加入率の浸透と多チャンネルサービスの競争激化の中で新たなマーケティング手法が求められています。当社は営業担当員の商品知識の強化、顧客サービス重視の徹底等、一層のトレーニングを行いました。5月末にはさいたま市において、コミュニティチャンネルを利用して、ケーブルテレビの未加入者にCS人気番組の無料視聴によるキャンペーンの実施、或いは、スターチャンネルとのタイアップによる割安な有料「スタームービーセット」サービスの提供等、新たなマーケティングを展開いたしました。多チャンネルテレビの魅力を未加入世帯にアピールする目的で、5月31日、㈱メディア埼玉と浦和ケーブル・テレビ・ネットワーク㈱で約13時間、通常は地域情報などを放送しているコミュニティチャンネルでCS放送の人気チャンネルを無料で放送し、加入獲得に効果をもたらしました。同様な無料放送は8月に全国規模に拡大

して実施いたしました。

電話事業は、当連結会計期間において、新たに電話サービスを開始した運営局はありませんが、平成15年6月末現在、ホームパス世帯数を3,619千世帯へと前年同期比で981千世帯拡大し、加入世帯数も446千世帯へと78.4%増加いたしました。

高速インターネット接続サービスに事業においては、他のプロバイダーとの差別化を図りコンテンツの充実・システムの安定に努めました。また、各地で無料インターネット教室の開催などにより地域に密着した顧客層の開拓を行いました。 7月29日、下り最大30Mbps、上り最大2Mbpsの仕様を有するDOCSIS機器を利用した高速インターネット接続サービス「J-COM Net プレミア」を9月1日からジェイコムブロードバンド東京を皮切に開始提供することを発表しました。

当中間連結会計期間の売上高は、前年同期に比較して 21.8%増加の72,160百万円となりました。各サービスにおける加入者数の増加 ならびに大部分の局におけるケーブルテレビベーシック料金の改訂によるものであります。この間高速インターネット接続サービス並びに電話サービスにつきましては一顧客一月当たりの収入が若干低下しております。

売上総利益は、売上原価の伸びを低く抑えることが出来たため、前年同期比40%増加しました。また販売費及び一般管理費は概ね前年同期並であったため 営業利益は前年同期比7,858百万円の大幅な改善となり3,214百万円の黒字に転換致しました。

営業外損益では、本年2月に締結したシンジケートローンの借入に伴う純金利負担が前年同期に比較して93.4%増加の2,848百万円となりました。しかしながら、経常利益は前年同期と比較して 6,105百万円改善し106百万円の利益を計上致しました。

中間純損益につきましては、ジェイコム札幌における貸倒引当金の繰入、当期純損益が黒字に転じて来た連結対象会社の増加に伴う少数株主持分利益の計上に因り 644百万円の損失となりました。即ち 前年同期に比較して5,361百万円 損失額が縮小致しました。

資金調達に関しましては、本年1月、内外の主要銀行との間で総額1,400億円のシニアシンジケートローン契約を締結、2月12日にかかる融資枠に基づく借り入れを実行しました。これに先立ち、当社の主要株主であるリバティメディアグループ、住友商事株式会社、マイクロソフト社との間で、総額1,500億円及び320億円の劣後借り入れ契約も締結し、全額借り入れを実行しました。今回の資金調達は当社グループのこれまでの成長とその将来性が金融機関から高く評価されたことにより実現したもので、これにより、一層自立的な長期安定資金が確保されました。

4月17日に開催された株主総会では、資本の充実をはかるために、リバティメディアグループ、住友商事株式会社からの劣後融資の一部を株式に転換するために、第三者割当による新株発行増資を決定し、5月15日に払込が完了いたしました。増資後の資本金は631億円、資本準備金が178億円となりました。

3月27日に開催された定時株主総会後の取締役会において新たに、代表取締役社長 最高経営責任者(CEO)として森泉知行、取締役副社長に吉田幸弘が選任され、就任いたしました。

当中間連結会計期間において、あらたに、当社グループに加わった連結対象となる運営局はありません。

当社が提供しております各サービスの運営局における概況は、以下の通りであります。

○ケーブルテレビサービス

前述の営業努力の結果、平成15年6月末現在、ケーブルテレビの加入者数はホームパス世帯6,014千世帯(調布を除く連結子会社のみでは5,892千世帯)に対して1,476千世帯(前年同期比約12%増ー調布を除く連結子会社のみでは1,454千世帯ー前年同期比約10%増)となりました。うち、BSデジタル放送加入者数が24千世帯となっています。

○電話サービス

電話サービスのホームパスは、6月末には3,619千世帯へと拡大し、サービス・エリアの拡大、営業努力の結果、加入者数は446千世帯(対前年同期比約78%増)に増加いたしました。

○高速インターネット接続サービス

高速インターネット接続サービスのホームパスは6月末時点で5,973千世帯(調布を除く連結子会社のみでは5,851千世帯)となり、加入者数は567千世帯(対前年同期比約35%増ー調布を除く連結子会社のみでは561千世帯対前年同期比約34%増)となりました。

(2) キャッシュ・フローの状況

当中間連結会計期間末における連結ベースの現金及び現金同等物(以下「資金」という)は、対前年同期末比1,570百万円減少致しました。主要な設備投資が一段落し、新たな借り入れによる資金調達額が大幅に減少したためであります。

(営業活動によるキャッシュ・フロー)

営業活動によるキャッシュ・フローは、税金等調整前中間純利益が、前年同期に比較して6,354百万円増加し、また減価償却費が同じく1,852百万円増加したこと、ジェイコム関東の加入者売掛金の入金が早まったこと等の要因により、前年同期比11,326百万円増加の15,580百万円となりました。

(投資活動によるキャッシュ・フロー)

投資活動によるキャッシュ・フローは主として連結対象会社における幹線敷設工事やアップグレード工事、電話サービスなどの新たなサービスの為の主要設備投資が一段落したこと、また加入者設備接続工事件数が前年同期を下廻っていること等の理由により 前年同期に比較して 14,766百万円少ない17,921百万円の支出となりました。

(財務活動によるキャッシュ・フロー)

本年1月に締結のシンジケート銀行団との契約に基づき、シンジケートに参加する連結対象会社の融資実行日時点に於ける既存の借入金は、原則として日本政策投資銀行からの借入金を除いて全て返済し、シンジケート団からの借入金ならびに当社の主要株主であるリバティメディアグループ、住友商事株式会社 及びマ

イクロソフト社からの長期劣後借入金に切り替えました。その後 5月中旬、リバティメディアグループ及び住友商事株式会社からの長期劣後借入金の一部 32,261百万円を資本金及び資本剰余金に転換しました。しかしながら、当中間連結決算期においては、大きな追加資金の需要がなかったため 財務活動によるキャッシュ・フローは前年同期に比べ 26,599百万円少ない3,014百万円のキャッシュインとなりました。

以上により、当中間連結会計期間末の資金は 8,361百万円となりました。

2 【販売の状況】

当中間連結会計期間の販売実績は次のとおりであります。

区分	金額(千円)	前年同期比(%)
利用料収入等(注)3	63,452,217	130.4
その他の収入(注)4	8,707,558	82.3
合計	72,159,775	121.8

(注) 1 金額には、消費税等は含まれておりません。

2 主な相手先別の販売実績については総販売実績に対する割合が10%以上の相手先はありませんので記載を省略しております。

3 利用料収入等の主な内訳は、加入者利用料収入62,458,946千円であります。

4 その他の収入の主な内訳は、設備工事負担金収入783,673千円、引込線工事収入1,556,321千円、電波障害維持管理収入1,064,953千円、電話工事収入707,666千円、インターネット工事収入727,457千円であります。

3 【対処すべき課題】

当社グループの重要課題の一つは、引き続き、加入世帯数の更なる拡大にあります。このためには、各サービスの加入率（ホームパスに対する加入世帯数の割合）を高めることが肝要と考えています。加入率を高めることで競争力を強化し、投資効率の高いオペレーションが可能になると考えています。

主力サービスであるケーブルテレビの加入率をさらに高めるためには、良質のコンテンツ提供が不可欠であり、番組提供会社との協力関係を強化しつつ、これを実現したいと考えております。

地上波デジタル放送、デジタル双方向サービスについては、2004年前半を目処に、関東エリアと関西エリアの全J-COM Broadband局（14社）において地上デジタル放送の再送信サービス等を開始することを決定いたしました。VODにつきましても2004年春頃より商業テストに取り掛かる計画です。

また、生産性・効率性追求の観点から、コールセンター機能の充実・強化を図っており、コールセンターを通じた加入獲得にも注力してまいります。

資金面では、シンジケートローン方式による借入を実現しましたが、更に、株式市場が回復次第、株式上場の実現に積極的に取り組む所存であります。

4 【経営上の重要な契約等】

(1) MSO契約

契約の名称	相手先名	契約内容	契約期間
「基本契約書」及び「覚書」	当社運営局(注)	当社による当社運営局に対する経営・業務協力	相手先毎に異なりますが、通常10年であり、契約満了の30日前までに見直しの申し入れがない限り、更に1年毎に延長されます。

(注) ㈱ジェイコム東京、㈱ジェイコム関西、㈱ジェイコム関東、㈱ジェイコム札幌他15局

当社は当社運営局に対しMSO契約に基づき、以下の経営、運営指導サービスを提供しています。

・事業計画と予算作成の支援や指導を含む全ての営業と管理サービス

・番組の選定と調達

・総合研修や支援を含むセールスとマーケティング・プログラム

・一元化した包括的な顧客管理サービス(カスタマーサービス、課金・代金回収システムの構築を含む)

・ネットワークのデザイン・建設・保守の支援などを含む専門技術

・ネットワーク機器や建設資材の仕様や調達に対する支援

・標準化された会計・財務システムの整備及び統合運営

・人事・総務に関わる体制の整備及び運営管理の支援

さらに、各運営局の社長を当社から派遣しております（調布ケーブルテレビジョン㈱を除く）。各運営局の取締役及び上級職員は毎月、当社の取締役と定例会議を開き財務、業績、営業、マーケティングに関し打合わせています。

当社運営局はJ-COM Broadbandブランドの下でサービスを提供し、上記経営、運営指導等サービスの対価として、当社に毎月加入接続世帯数に応じた手数料並びに機材調達に関する手数料の支払いを行います。当社の上記サービスにより顧客獲得等当社運営局の業績を向上させることができると考えています。

(2) 番組供給契約

契約の名称	相手先名	契約内容	契約期間
「有線テレビジョン放送番組供給契約書」等	番組供給事業者(注)	当社傘下局に対する衛星を経由した番組供給	相手先毎に異なりますが、通常1年であり、契約満了の3ヶ月以上前に他の当事者に対する書面による本契約の変更あるいは解約の通知がない限り、更に1年間延長されます。

(注) ㈱ケーブル・ソフト・ネットワーク、ジュピターゴルフネットワーク㈱他39社

(3) 相互接続協定

契約の名称	相手先名	契約内容	契約期間
「相互接続協定書」等	電気通信事業者(注)	電気通信事業法に基づく、当社傘下局と他の電気通信事業者との相互接続	相手先毎に異なりますが、通常特に定めておらず、解除の場合は一定の期間前までに相手方に書面で通知することとなっています。

(注) 東日本電信電話㈱、西日本電信電話㈱等、合計50社

上記のほか、電話サービスを開始した当社傘下局間でも相互接続協定を締結しています。

5 【研究開発活動】

該当事項はありません。

第３ 【設備の状況】

１ 【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

2 【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末において計画中であった重要な設備の新設、拡充、改修、除却、売却等について、重要な変更はありません。

当中間連結会計期間において、前連結会計年度末において計画中であった重要な設備の新設、拡充、改修、除却、売却等のうち、完了したものはありません。

当中間連結会計期間において、新たに重要な設備の新設、拡充、改修、除却、売却等の計画は確定しておりません。

第4 【提出会社の状況】

1 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
計	15,000,000

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成15年6月30日)	提出日現在発行数(株)(平成15年9月26日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	4,684,535.74	4,684,535.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式
計	4,684,535.74	4,684,535.74	—	—

(2) 【新株予約権等の状況】

① 新株予約権

平成14年7月8日開催の臨時株主総会決議によるもの

	中間会計期間末現在(平成15年6月30日)	提出日の前月末現在(平成15年8月31日)
新株予約権の数(個)	4,851	4,838
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	29,106 (新株予約権1個当たりの目的となる株式の数　6株)	29,028 (新株予約権1個当たりの目的となる株式の数　6株)
新株予約権の行使時の払込金額	新株予約権1個につき 552,000円	同左
新株予約権の行使期間	自　平成14年9月12日 至　平成24年8月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　92,000円 資本組入額　46,000円	同左
新株予約権の行使の条件	※	※
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※ 新株予約権行使の条件

1　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という。)に限り、新株予約権を行使することができます。

2　新株予約権は、下記6の場合を除き、割当対象者に限り行使することができます。

3　割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成15年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とします。

(ア)平成15年9月12日から平成16年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができます。
(イ)平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができます。
(ウ)平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができます。
(エ)平成18年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4　割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記3及び4の定めにかかわらず、下記8記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記8記載の「新株予約権割当契約」に定めるところによるものとします。

7　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8　上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年6月18日開催の当社取締役会議及び平成14年7月8日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

② 商法等の一部を改正する法律（平成13年法律第128号）による改正前の商法（以下「旧商法」という。）第280条ノ19の規定に基づくストックオプションの内容等は次のとおりであります。

平成１２年８月２３日開催の臨時株主総会決議によるもの

	中間会計期間末現在 (平成15年６月30日)	提出日の前月末現在 (平成15年８月31日)
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	2,088	同左
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成12年９月11日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※　新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者(但し、非管理職を除く。)は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には１株に切り上げた数とします。

(ア)平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

(イ)平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

(ウ)平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

(エ)平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　新株引受権付与後、被付与者が、当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には、上記３及び４の定めに拘らず、下記７記載の「新株引受権付与契約」の定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

6　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記７記載の「新株引受権付与契約」に定めるところによるものとします。

7　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他新株引受権の行使の条件及び細目については、平成12年８月23日開催の当社臨時株主総会決議及び同日開催の当社取締役会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

8　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、または株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し、被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

平成１３年５月１日開催の臨時株主総会決議によるもの

	中間会計期間末現在 (平成15年６月30日)	提出日の前月末現在 (平成15年８月31日)
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	126,382	125,962
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成13年９月12日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※　新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という)に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者(但し、非管理職を除く。)は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には１株に切り上げた数とします。

(ア)平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

(イ)平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

(ウ)平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

(エ)平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　上記３及び４の定めに拘らず、被付与者のうち、新株引受権付与時点において、当社又は当社のグループ事業会社の役員若しくは従業員の地位を退任若しくは退職している認定支援者で当社が特に指定した者については、会社の新規株式公開の日又は平成13年９月12のいずれか後に到来する日から２年間に限り、付与された新株引受権の全部又は一部を行使することができます。

6　新株引受権付与後、被付与者が、当社又は当社のグループ会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が招じた場合には、上記３及び４の定めに拘らず、下記８記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

7　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記８記載の「新株引受権付与契約」に定めるところによるものとします。

8　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他新株引受権の行使の条件及び細目については、平成13年４月27日開催の取締役会決議及び平成13年５月１日開催の当社臨時株主総会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

9　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、または株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し、被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成15年１月１日～平成15年６月30日	750, 250	4, 684, 535. 74	16, 130, 375	63, 132, 997	16, 130, 375	17, 767, 964

(注) 平成15年５月16日に住友商事㈱及びLiberty Japan Ⅳ, Inc.への第三者割当増資（１株の発行価額 43, 000円。発行価額中資本組入額 21, 500円）により750, 250株の新株式を発行しました。

(4) 【大株主の状況】

平成15年６月30日現在

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
住友商事㈱	東京都中央区晴海１―８―１１	1, 490, 657. 00	31. 82
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1, 101, 600. 00	23. 52
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052-6399. USA	605, 296. 06	12. 92
Liberty Japan Ⅳ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	375, 125. 00	8. 01
Liberty Kanto, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	314, 743. 00	6. 72
日興シティ信託銀行㈱	東京都品川区２―３―１４ シティコープセンター	303, 500. 00	6. 48
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275, 400. 00	5. 88
三井物産㈱	東京都千代田区大手町１―２―１	78, 694. 00	1. 68
松下電器産業㈱	大阪府門真市大字門真１００６	78, 694. 00	1. 68
Liberty Japan Ⅱ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50, 346. 00	1. 07
リー　ダニエルズ	東京都渋谷区大山町３３―９	10, 480. 34	0. 22
計	―	4, 684, 535. 40	100. 00

(5) 【議決権の状況】

① 【発行済株式】

平成15年6月30日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	―	―	―
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	―	―	―
完全議決権株式(その他)	普通株式 4,684,535.00	4,684,535	権利内容に何ら限定のない当社における標準的な株式
端株	普通株式 0.74	―	同上
発行済株式総数	4,684,535.74	―	―
総株主の議決権	―	4,684,535	―

② 【自己株式等】

平成15年6月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
―	―	―	―	―	―
計	―	―	―	―	―

2 【株価の推移】

当社株式は、非上場であり、かつ店頭登録もしておりませんので、該当事項はありません。

3 【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までの役員の異動は次のとおりであります。

(1) 新任役員

役名	職名	氏名	生年月日	略歴		所有株式数(株)	就任年月日
監査役 常勤	―	松 本 征 夫	昭和19年6月10日生	昭和42年4月 平成3年4月 平成8年10月 平成10年12月 平成12年2月 平成15年5月	住友商事㈱入社 同社衛星通信事業室参事 ㈱サテライトジャパン事務従事 同社映像メディア事業部参事 (シンガポール駐在) JAPAN ENTERTAINMENT TELEVISION PTE. LTD. 事務従事 同社情報通信第二事業部参事 ㈱インタラクティブソリューションズ兼エンゲージテクノロジーズジャパン㈱ 事務従事 同社ケーブルテレビ・衛星事業部参事 当社財務企画部(現資金部)部長 当社監査役就任(現在)	―	平成15年5月16日

(2) 退任役員

役名	職名	氏名	退任年月日
監査役 常勤	―	小 林 孔 次	平成15年5月16日

第５ 【経理の状況】

1 中間連結財務諸表及び財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しております。

なお、前中間連結会計期間（平成14年１月１日から平成14年６月30日まで）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（平成15年１月１日から平成15年６月30日まで）は、改正後の中間連結財務諸表規則に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

なお、前中間会計期間（平成14年１月１日から平成14年６月30日まで）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（平成15年１月１日から平成15年６月30日まで）は、改正後の中間財務諸表等規則に基づいて作成しております。

2 監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（平成14年１月１日から平成14年６月30日まで）及び前中間会計期間（平成14年１月１日から平成14年６月30日まで）並びに当中間連結会計期間（平成15年１月１日から平成15年６月30日まで）及び当中間会計期間（平成15年１月１日から平成15年６月30日まで）の中間連結財務諸表及び中間財務諸表について、朝日監査法人により監査を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間末 (平成14年6月30日) 金額(千円)		構成比(%)	当中間連結会計期間末 (平成15年6月30日) 金額(千円)		構成比(%)	前連結会計年度要約連結貸借対照表 (平成14年12月31日) 金額(千円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金			9,931,338			8,361,439			4,989,062	
2 受取手形及び売掛金			8,528,661			6,250,231			8,692,023	
3 たな卸資産			5,861,612			3,100,957			4,595,656	
4 その他			3,192,900			2,570,016			5,292,740	
貸倒引当金			△125,427			△243,765			△243,805	
流動資産合計			27,389,084	11.1		20,038,878	7.8		23,325,676	9.1
Ⅱ 固定資産										
1 有形固定資産										
(1) 建物及び構築物	※1,2,3		101,347,522			100,632,452			101,724,443	
(2) 機械装置及び運搬具	※1,2,3		17,941,612			20,252,179			19,877,583	
(3) その他	※1,2		5,111,483			4,115,902			4,758,317	
有形固定資産合計			124,400,617	50.2		125,000,533	48.3		126,360,343	49.4
2 無形固定資産										
(1) 連結調整勘定			8,440,839			5,530,791			6,897,550	
(2) その他			1,495,598			2,739,669			2,490,041	
無形固定資産合計			9,936,437	4.0		8,270,460	3.2		9,387,591	3.7
3 投資その他の資産										
(1) 長期前払費用			77,926,712			96,747,251			88,039,326	
(2) その他			7,939,523			8,629,796			8,561,408	
貸倒引当金			△85,068			△243,646			△85,146	
投資その他の資産合計			85,781,167	34.7		105,133,401	40.7		96,515,688	37.8
固定資産合計			220,118,221	88.9		238,404,394	92.2		232,263,522	90.9
Ⅲ 繰延資産			51,061	0.0		113,410	0.0		16,486	0.0
資産合計			247,558,366	100.0		258,556,682	100.0		255,605,684	100.0

区分	注記番号	前中間連結会計期間末（平成14年6月30日）金額(千円)	構成比(%)	当中間連結会計期間末（平成15年6月30日）金額(千円)	構成比(%)	前連結会計年度要約連結貸借対照表（平成14年12月31日）金額(千円)	構成比(%)
（負債の部）							
Ⅰ 流動負債							
1 買掛金		10,506,461		9,535,782		14,535,581	
2 短期借入金		226,577,770		10,821,280		238,925,140	
3 その他		7,636,737		6,370,567		6,202,297	
流動負債合計		244,720,968	98.8	26,727,629	10.3	259,663,018	101.6
Ⅱ 固定負債							
1 長期借入金	※6	29,496,885		230,391,795		28,096,985	
2 退職給付引当金		1,367,480		1,838,469		1,663,892	
3 その他		5,756,333		6,697,254		5,422,908	
固定負債合計		36,620,698	14.8	238,927,518	92.4	35,183,785	13.8
負債合計		281,341,666	113.6	265,655,147	102.7	294,846,803	115.4
（少数株主持分）							
少数株主持分		4,379,547	1.8	4,530,804	1.8	4,004,562	1.6
（資本の部）							
Ⅰ 資本金	※5	47,002,623	19.0	—	—	47,002,623	18.4
Ⅱ 資本準備金		1,637,590	0.7	—	—	1,637,590	0.6
Ⅲ 欠損金		86,802,140	△35.1	—	—	91,885,894	△35.9
Ⅳ その他有価証券評価差額金		△920	△0.0	—	—	—	
資本合計		△38,162,847	△15.4	—	—	△43,245,681	△16.9
負債、少数株主持分及び資本合計		247,558,366	100.0	—	—	255,605,684	100.0
Ⅰ 資本金	※5			63,132,997	24.4		
Ⅱ 資本剰余金				17,767,965	6.9		
Ⅲ 利益剰余金				△92,530,135	△35.8		
Ⅳ その他有価証券評価差額金				△96	△0.0		
資本合計				△11,629,269	△4.5		
負債、少数株主持分及び資本合計				258,556,682	100.0		

② 【中間連結損益計算書】

		前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日)			当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日)			前連結会計年度 要約連結損益計算書 (自 平成14年1月1日 至 平成14年12月31日)		
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)	金額(千円)		百分比(%)
Ⅰ 売上高			59,235,541	100.0		72,159,775	100.0		125,501,750	100.0
Ⅱ 売上原価			38,571,317	65.1		43,236,658	59.9		80,328,706	
売上総利益			20,664,224	34.9		28,923,117	40.1		45,173,044	
Ⅲ 販売費及び一般管理費										
1 給料・諸手当		14,024,866			14,066,654			28,382,566		
2 設備賃借料		2,201,808			2,213,649			4,454,761		
3 連結調整勘定償却額		1,635,872			1,369,859			3,284,773		
4 その他		7,445,333	25,307,879	42.7	8,058,910	25,709,072	35.6	16,843,606	52,965,706	42.2
営業利益又は損失(△)			△4,643,655	△7.8		3,214,045	4.4		△7,792,662	△6.2
Ⅳ 営業外収益										
1 受取利息		3,839			4,962			15,503		
2 持分法による投資利益		121,680			—			139,498		
3 その他		345,401	470,920	0.8	311,428	316,390	0.4	718,047	873,048	0.7
Ⅴ 営業外費用										
1 支払利息		1,476,492			2,853,223			2,036,312		
2 持分法による投資損失		—			14,260			—		
3 その他		350,651	1,827,143	3.1	557,362	3,424,845	4.7	1,883,079	3,919,391	3.1
経常利益又は損失(△)			△5,999,878	△10.1		105,590	0.1		△10,839,005	△8.6
Ⅵ 特別利益										
1 補助金収入		315,114			288,833			487,689		
2 商品不具合に係る補償収入		—			46,948			25,209		
3 その他		12,276	327,390	0.6	51,650	387,431	0.5	12,785	525,683	0.4
Ⅶ 特別損失										
1 固定資産除却損	※1	638,831			221,822			1,156,979		
2 貸倒引当金繰入額		—			190,000			—		
3 その他		—	638,831	1.1	38,893	450,715	0.6	46,421	1,203,400	1.0
税金等調整前中間(当期)純利益(又は損失(△))			△6,311,319	△10.6		42,306	0.0		△11,516,722	△9.2
法人税、住民税及び事業税			39,794	0.1		160,305	0.2	332,524		
法人税等調整額			—			—		△32,482	300,042	0.2
少数株主利益(又は損失(△))			△346,298	0.6		526,242	△0.7		△728,195	0.6
中間(当期)純損失			6,004,815	△10.1		644,241	△0.9		11,088,569	△8.8

③ 【中間連結剰余金計算書】

区分	注記番号	前中間連結会計期間（自 平成14年1月1日 至 平成14年6月30日）金額(千円)		当中間連結会計期間（自 平成15年1月1日 至 平成15年6月30日）金額(千円)		前連結会計年度 連結剰余金計算書（自 平成14年1月1日 至 平成14年12月31日）金額(千円)	
Ⅰ 欠損金期首残高			80,797,325		—		80,797,325
Ⅱ 中間(当期)純損失			6,004,815		—		11,088,569
Ⅲ 欠損金中間期末(期末)残高			86,802,140		—		91,885,894
(資本剰余金の部)							
Ⅰ 資本剰余金期首残高					1,637,590		
Ⅱ 資本剰余金増加高							
1.増資による新株式の発行					16,130,375		
Ⅲ 資本剰余金減少高					—		
Ⅳ 資本剰余金中間期末残高					17,767,965		
(利益剰余金の部)							
Ⅰ 利益剰余金期首残高					△91,885,894		
Ⅱ 利益剰余金増加高					—		
Ⅲ 利益剰余金減少高							
中間純損失					△644,241		
Ⅳ 利益剰余金中間期末残高					△92,530,135		

④ 【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日) 金額(千円)	当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日) 金額(千円)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前中間(当期)純利益(又は損失(△))		△6,311,319	42,306	△11,516,722
2 減価償却費		10,327,008	12,179,261	21,751,559
3 連結調整勘定償却額		1,635,872	1,369,859	3,284,773
4 新株発行費償却		31,038	17,413	60,056
5 貸倒引当金の増加額(又は減少額(△))		△1,270	158,460	117,186
6 受取利息及び受取配当金		△4,982	△6,204	△16,717
7 支払利息		1,476,492	2,696,984	2,036,312
8 支払保証料		—	156,239	1,059,799
9 持分法による投資利益(△)(又は投資損失)		△121,680	14,260	△139,498
10 固定資産除却損		638,831	221,822	1,156,979
11 売上債権の減少額(又は増加額(△))		△735,850	3,024,540	△900,092
12 たな卸資産の増加額(△)(又は減少額)		△205,356	1,494,699	1,060,600
13 仕入債務の減少額		△4,748,954	△5,654,747	△64,886
14 その他の流動資産の減少額(又は増加額(△))		890,749	△552,139	△107,167
15 補助金収入		△315,114	△288,833	△487,689
16 営業権償却		62,080	62,080	124,157
17 その他		2,925,488	2,476,365	349,767
小計		5,543,033	17,412,365	17,768,417
18 利息及び配当金の受取額		4,982	57,704	16,717
19 利息の支払額		△1,910,872	△1,542,142	△2,024,939
20 保証料の支払額		—	△333,574	△1,493,324
21 補助金の受取額		707,810	314,523	841,695
22 法人税等の支払額		△91,032	△328,643	△65,095
営業活動によるキャッシュ・フロー		4,253,921	15,580,233	15,043,471
Ⅱ 投資活動によるキャッシュ・フロー				
1 有形固定資産の取得による支出		△13,361,268	△6,452,755	△21,715,928
2 長期前払費用の支払額		△16,814,332	△11,533,886	△32,042,019
3 投資有価証券の取得による支出		△2,593,448	△3,100	△2,684,033
4 その他		81,202	68,338	△224,958
投資活動によるキャッシュ・フロー		△32,687,846	△17,921,403	△56,666,938

		前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前連結会計年度の 要約連結キャッシュ・フロー計算書 (自 平成14年1月1日 至 平成14年12月31日)
区分	注記番号	金額(千円)	金額(千円)	金額(千円)
Ⅲ 財務活動による キャッシュ・フロー				
1 短期借入金の純増加額 (又は純減少額(△))		27,378,535	△228,103,860	39,899,320
2 長期借入れによる収入		3,330,000	377,724,071	3,330,000
3 長期借入金の返済 による支出		△1,101,140	△143,168,530	△2,674,455
4 長期前払費用の支払額		—	△3,323,707	—
5 その他		5,154	△114,427	4,950
財務活動による キャッシュ・フロー		29,612,549	3,013,547	40,559,815
Ⅳ 現金及び現金同等物に 係る換算差額		—	—	—
Ⅴ 現金及び現金同等物 の増加額		1,178,624	672,377	△1,063,652
Ⅵ 現金及び現金同等物 の期首残高		8,752,714	7,689,062	8,752,714
Ⅶ 現金及び現金同等物 の中間期末(期末)残高		9,931,338	8,361,439	7,689,062

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
1 連結の範囲に関する事項 連結子会社 21社 全ての子会社を連結の範囲に含めております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当中間連結会計期間における新規設立により、㈲ジェイコムファイナンスを連結子会社としております。 平成14年6月30日現在の連結子会社は、「第1 企業の概況 2 事業の内容」に掲載しております「当社傘下局加入世帯数」の表に記載の運営局の他、アットネットホーム㈱及び㈲ジェイコムファイナンスとなっております。 アットネットホーム㈱は平成14年6月1日にアットホームジャパン㈱から商号変更しております。	1 連結の範囲に関する事項 連結子会社 20社 全ての子会社を連結の範囲に含めております。 平成15年6月30日現在の連結子会社は、「第1 企業の概況 2 事業の内容」に掲載しております「当社傘下局加入世帯数」の表に記載の運営局(連結子会社)の他、アットネットホーム㈱及び㈲ジェイコムファイナンスとなっております。	1 連結の範囲に関する事項 連結子会社 20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1 企業の概況 4 関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱及び和泉シーエーティヴィ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当連結会計年度における新規設立により、㈲ジェイコムファイナンスを新たに連結子会社としております。 前連結会計年度において連結子会社であったアットホームジャパン㈱は、当連結会計年度に、アットネットホーム㈱と商号を変更しております。

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
2　持分法の適用に関する事項 全ての関連会社(４社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸 関西マルチメディアサービス㈱ ケーブルスカイネット企画㈱ グリーンシティケーブルテレビ㈱ 当中間連結会計期間における株式の新規取得により㈱グリーンシティケーブルテレビを新規に持分法適用会社としております。	2　持分法の適用に関する事項 全ての関連会社(３社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸 関西マルチメディアサービス㈱ グリーンシティケーブルテレビ㈱	2　持分法の適用に関する事項 全ての関連会社(３社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸 関西マルチメディアサービス㈱ グリーンシティケーブルテレビ㈱ 当連結会計年度における株式の新規取得により㈱グリーンシティケーブルテレビを新規に持分法適用会社としております。 前連結会計年度において持分法適用会社であったケーブルスカイネット企画㈱は当連結会計年度において清算しております。
3　連結子会社の中間決算日等に関する事項 全ての連結子会社の中間決算日は、中間連結決算日と一致しております。	3　連結子会社の中間決算日等に関する事項 同左	3　連結子会社の事業年度等に関する事項 全ての連結子会社の事業年度の末日は、連結決算日と一致しております。
4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）によっております。 時価のないもの 移動平均法に基づく原価法によっております。 ロ　たな卸資産 主として移動平均法に基づく低価法によっております。	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ロ　たな卸資産 同左	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法（評価差額は全部資本注入法により処理し、売却原価は主として移動平均法により算定）によっております。 時価のないもの 同左 ロ　たな卸資産 同左

前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
(2) 重要な減価償却資産の減価償却の方法 イ 有形固定資産 定額法によっております。 なお耐用年数及び残存価額については法人税法に規定する方法と同一の基準によっておりますが、「建物及び構築物」に含めております幹線・分配線については、見積耐用年数(15年)に基づいております。 ロ 無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 営業権 商法に基づく期間均等償却を行っております。 ハ 長期前払費用 定額法によっております。(償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)	(2) 重要な減価償却資産の減価償却の方法 イ 有形固定資産 同左 ロ 無形固定資産 ソフトウェア 同左 営業権 同左 ハ 長期前払費用 定額法によっております。 償却期間については、支出の効果の及ぶ期間に基づいております。(引込線に係わる費用については見積耐用年数(10年)に基づいております。)	(2) 重要な減価償却資産の減価償却の方法 イ 有形固定資産 同左 ロ 無形固定資産 ソフトウェア 同左 営業権 同左 ハ 長期前払費用 定額法によっております。 (償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)
(3) 重要な引当金の計上基準 イ 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。 ロ 退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、数理計算上の差異は当中間連結会計期間に一括費用処理しております。	(3) 重要な引当金の計上基準 イ 貸倒引当金 同左 ロ 退職給付引当金 同左	(3) 重要な引当金の計上基準 イ 貸倒引当金 同左 ロ 退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。 また、数理計算上の差異は当連結会計年度に一括費用処理しております。
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同左	(5) 重要なリース取引の処理方法 同左
(6) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。	(6) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左	(6) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左
ロ　ヘッジ手段とヘッジ対象 ヘッジ手段 ：為替予約 ヘッジ対象 ：外貨建金銭債権債務	ロ　ヘッジ手段とヘッジ対象 ヘッジ手段 ：為替予約、金利キャップ、金利スワップ ヘッジ対象 ：外貨建金銭債権債務、変動金利借入金利息	ロ　ヘッジ手段とヘッジ対象 ヘッジ手段 ：為替予約 ヘッジ対象 ：外貨建金銭債権債務
ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。	ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスク及び借入金利率変動リスクを回避する目的で行っております。	ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。
ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日（含む中間決算日）及び決済日（為替予約の実行日）に予約レートと同日の直物相場によるレート比較により評価を行っております。	ニ　ヘッジ有効性評価の方法 為替予約の有効性の評価については、決算日（含む中間決算日）及び決済日（為替予約の実行日）に予約レートと同日の直物相場によるレート比較により評価を行っております。 金利キャップ、金利スワップ取引については、ヘッジ対象となる金利リスクが減殺されていることをもって有効性の評価に替えております。	ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。
(7) その他の中間連結財務諸表作成のための重要な事項 消費税等の会計処理 税抜方式によっております。	(7) その他の中間連結財務諸表作成のための重要な事項 消費税等の会計処理 同左	(7) その他の連結財務諸表作成のための重要な事項 消費税等の会計処理 同左
5　中間連結キャッシュ・フロー計算書における資金の範囲 中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。	5　中間連結キャッシュ・フロー計算書における資金の範囲 同左	5　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。

次へ

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（自　平成14年１月１日　至　平成14年６月30日）

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業の種類別セグメント情報の記載は省略しております。

当中間連結会計期間（自　平成15年１月１日　至　平成15年６月30日）

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業の種類別セグメント情報の記載は省略しております。

前連結会計年度（自　平成14年１月１日　至　平成14年12月31日）

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業の種類別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前中間連結会計期間（自　平成14年１月１日　至　平成14年６月30日）

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

当中間連結会計期間（自　平成15年１月１日　至　平成15年６月30日）

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

前連結会計年度（自　平成14年１月１日　至　平成14年12月31日）

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

【海外売上高】

前中間連結会計期間（自　平成14年１月１日　至　平成14年６月30日）

当社連結グループは海外売上高がないため、該当事項はありません。

当中間連結会計期間（自　平成15年１月１日　至　平成15年６月30日）

当社連結グループは海外売上高がないため、該当事項はありません。

前連結会計年度（自　平成14年１月１日　至　平成14年12月31日）

当社連結グループは海外売上高がないため、該当事項はありません。

（１株当たり情報）

前中間連結会計期間	当中間連結会計期間	前連結会計年度
１株当たり純資産額 △9,700.07円 １株当たり中間純損失 1,526.28円 なお、潜在株式調整後１株当たり中間純利益については、中間純損失の計上であるため、記載しておりません。	１株当たり純資産額 △2,482.48円 １株当たり中間純損失 156.18円 なお、潜在株式調整後１株当たり中間純利益については、中間純損失の計上であるため、記載しておりません。 （追加情報） 当中間連結会計期間から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号　平成14年９月25日　企業会計基準委員会）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号　平成14年９月25日企業会計基準委員会）を適用しております。 なお、同会計基準及び適用指針を前連結会計年度及び前中間連結会計期間に適用して算定した場合の１株当たり情報については、影響はありません。	１株当たり純資産額 △10,992.00円 １株当たり当期純損失 2,818.45円 なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。

（重要な後発事象）

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
ストックオプションの決議 平成14年７月８日開催の臨時株主総会において、当社の取締役、監査役及び従業員並びに、当社の子会社及び関連会社の取締役、監査役及び従業員に対して、ストックオプションを付与することを決議しました。 この詳細については「第４　提出会社の状況１　株式等の状況(2) 新株予約権等の状況①新株予約権」に記載しております。	――――――	１　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２．株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.35% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.27% 100.00%

(2) 【その他】

該当事項はありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間末(平成14年6月30日)			当中間会計期間末(平成15年6月30日)			前事業年度要約貸借対照表(平成14年12月31日)		
		金額(千円)		構成比(%)	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(資産の部)										
I 流動資産										
1 現金及び預金			4,925,936			1,745,371			383,603	
2 売掛金			7,710,690			7,046,734			8,549,460	
3 たな卸資産			207,420			257,117			419,842	
4 短期貸付金			182,073,000			5,808,000			194,529,000	
5 その他			493,679			1,021,238			3,314,488	
貸倒引当金			△3,053,201			△3,075,723			△3,065,076	
流動資産合計			192,357,525	74.2		12,802,739	5.7		204,131,319	75.0
II 固定資産										
1 有形固定資産	※1		1,729,241	0.7		1,721,299	0.8		1,751,590	0.6
2 無形固定資産			501,790	0.2		1,255,359	0.5		1,084,798	0.4
3 投資その他の資産										
(1) 関係会社株式			60,636,090			60,733,790			60,730,690	
(2) 関係会社長期貸付金			—			142,016,095			334,406	
(3) その他			4,095,252			7,667,975			4,283,354	
貸倒引当金			△168,898			△145,476			△156,623	
投資その他の資産合計			64,562,444	24.9		210,272,385	93.0		65,191,828	24.0
固定資産合計			66,793,476	25.8		213,249,043	94.3		68,028,218	25.0
III 繰延資産			8,543	0.0		104,685	0.0		—	—
資産合計			259,159,545	100.0		226,156,468	100.0		272,159,537	100.0

区分	注記番号	前中間会計期間末（平成14年6月30日）			当中間会計期間末（平成15年6月30日）			前事業年度要約貸借対照表（平成14年12月31日）		
		金額(千円)		構成比(%)	金額(千円)		構成比(%)	金額(千円)		構成比(%)
（負債の部）										
Ⅰ 流動負債										
1 買掛金			6,562,834			4,974,482			7,821,833	
2 短期借入金			217,235,000			2,300,000			228,785,000	
3 その他	※2		1,411,477			882,503			1,203,025	
流動負債合計			225,209,311	86.9		8,156,985	3.6		237,809,858	87.4
Ⅱ 固定負債										
1 長期借入金			―			43,950,000			―	
2 関係会社長期借入金			―			105,789,250			―	
3 その他			942,104			2,644,414			1,275,794	
固定負債合計			942,104	0.4		152,383,664	67.4		1,275,794	0.4
負債合計			226,151,416	87.3		160,540,650	71.0		239,085,653	87.8
（資本の部）										
Ⅰ 資本金	※5		47,002,622	18.1		―	―		47,002,622	17.3
Ⅱ 資本準備金			1,637,589	0.6		―	―		1,637,589	0.6
Ⅲ 欠損金										
中間(当期)未処理損失			15,632,083	△6.0		―	―		15,566,327	△5.7
資本合計			33,008,128	12.7		―	―		33,073,884	12.2
Ⅰ 資本金	※5					63,132,997	27.9			
Ⅱ 資本剰余金										
資本準備金						17,767,964	7.9			
Ⅲ 利益剰余金										
中間未処理損失						15,285,145	△6.8			
資本合計						65,615,817	29.0			
負債及び資本合計			259,159,545	100.0		226,156,468	100.0		272,159,537	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間 (自 平成14年1月1日 至 平成14年6月30日) 金額(千円)		百分比(%)	当中間会計期間 (自 平成15年1月1日 至 平成15年6月30日) 金額(千円)		百分比(%)	前事業年度 要約損益計算書 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		百分比(%)
Ⅰ 売上高			30,044,169	100.0		23,417,499	100.0		57,058,603	100.0
Ⅱ 売上原価			24,281,887	80.8		17,936,469	76.6		45,149,648	79.1
売上総利益			5,762,281	19.2		5,481,029	23.4		11,908,955	20.9
Ⅲ 販売費及び一般管理費	※5		5,283,356	17.6		5,138,577	21.9		11,318,271	19.8
営業利益			478,925	1.6		342,451	1.5		590,683	1.1
Ⅳ 営業外収益	※1		1,201,671	4.0		2,049,175	8.7		2,532,727	4.4
Ⅴ 営業外費用	※2		1,490,214	5.0		2,204,996	9.4		2,869,471	5.0
経常利益			190,382	0.6		186,631	0.8		253,940	0.5
Ⅵ 特別利益	※3		1,400	0.0		98,597	0.4		27,251	0.0
Ⅶ 特別損失	※4		124,137	0.4		―	―		143,642	0.3
税引前中間(当期)純利益			67,644	0.2		285,228	1.2		137,549	0.2
法人税、住民税及び事業税			4,251	0.0		4,046	0.0		8,400	0.0
中間(当期)純利益			63,393	0.2		281,182	1.2		129,149	0.2
前期繰越損失			15,695,477			15,566,327			15,695,477	
中間(当期)未処理損失			15,632,083			15,285,145			15,566,327	

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前事業年度 (自　平成14年1月1日 至　平成14年12月31日)
1　資産の評価基準及び評価方法 (1) 有価証券 ① 子会社株式及び関連会社株式 移動平均法による原価法 ② その他有価証券 時価のないもの 移動平均法による原価法 (2) たな卸資産 移動平均法に基づく低価法によっております。	1　資産の評価基準及び評価方法 (1) 有価証券 ① 子会社株式及び関連会社株式 同左 ② その他有価証券 時価のないもの 同左 (2) たな卸資産 同左	1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 移動平均法に基づく原価法 その他有価証券 時価のないもの： 移動平均法に基づく原価法 2　たな卸資産の評価基準及び評価方法 移動平均法に基づく低価法
2　固定資産の減価償却の方法 (1) 有形固定資産 定額法によっております。 (2) 無形固定資産 定額法によっております。 ただし、ソフトウェア(自社利用分)については、社内における利用可能期間(5年)に基づく定額法によっております。 (3) 長期前払費用 定額法によっております。	2　固定資産の減価償却の方法 (1) 有形固定資産 定額法によっております。 耐用年数と残存価額は法人税法の規定によっております。 (2) 無形固定資産 同左 (3) 長期前払費用 定額法によっております。 償却期間については、支出の効果の及ぶ期間に基づいております。	3　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間（5年）に基づく定額法によっております。 (3) 長期前払費用 定額法によっております。
3　引当金の計上基準 (1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については、財務内容評価法により計上しております。 (2) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 なお、数理計算上の差異は当会計年度で一括費用処理しております。	3　引当金の計上基準 (1) 貸倒引当金 同左 (2) 退職給付引当金 同左	4　引当金の計上基準 (1) 貸倒引当金 同左 (2) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当会計期間末において発生していると認められる額を計上しております。 なお、数理計算上の差異は当会計年度で一括費用処理しております。

前中間会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前事業年度 (自　平成14年1月1日 至　平成14年12月31日)
4　外貨建ての資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	4　外貨建ての資産及び負債の本邦通貨への換算基準 同左	5　外貨建ての資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
5　重要なヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。	5　重要なヘッジ会計の方法 (1) ヘッジ会計の方法 同左	6　重要なヘッジ会計の方法 (1) ヘッジ会計の方法 同左
(2) ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務	(2) ヘッジ手段とヘッジ対象 同左	(2) ヘッジ手段とヘッジ対象 同左
(3) ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。	(3) ヘッジ方針 同左	(3) ヘッジ方針 同左
(4) ヘッジ有効性評価の方法 有効性の評価については、決算日(含む中間決算日)及び決済日(為替予約の実行日)に予約レートと同日の直物相場によるレート比較により評価を行っております。	(4) ヘッジ有効性評価の方法 同左	(4) ヘッジ有効性評価の方法 同左
6　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	6　リース取引の処理方法 同左	7　リース取引の処理方法 同左
7　その他中間財務諸表作成のための基本となる事項 消費税等の会計処理について 税抜方式によっております。	7　その他中間財務諸表作成のための基本となる事項 同左	8　消費税等の処理方法 税抜方式によっております。

追加情報

前中間会計期間 (自　平成14年１月１日 至　平成14年６月30日)	当中間会計期間 (自　平成15年１月１日 至　平成15年６月30日)
―――――	(中間貸借対照表) 中間財務諸表等規則の改正により当中間会計期間から「資本準備金」は「資本剰余金」の内訳として、「中間未処理損失」は「利益剰余金」の内訳として表示しております。 (自己株式及び法定準備金取崩等に関する会計基準) 当中間会計期間から「企業会計基準第１号　自己株式及び法定準備金の取崩等に関する会計基準」(平成14年２月21日　企業会計基準委員会)を適用しております。 この変更に伴う損益に与える影響はありません。

表示方法の変更

前中間会計期間 (自　平成14年１月１日 至　平成14年６月30日)	当中間会計期間 (自　平成15年１月１日 至　平成15年６月30日)
―――――	(中間貸借対照表) 前中間会計期間において投資その他の資産の「その他」に含めて表示しておりました「関係会社長期貸付金」(前中間会計期間 307,925千円)については、資産総額の100分の５超となったため、当中間会計期間より区分掲記しております。

会計方針の変更

前中間会計期間 (自　平成14年１月１日 至　平成14年６月30日)	当中間会計期間 (自　平成15年１月１日 至　平成15年６月30日)	前事業年度 (自　平成14年１月１日 至　平成14年12月31日)
―――――	課金システムに係るデータ処理料は、従来、販売費及び一般管理費に計上しておりましたが、当期より売上原価に計上する方法に変更しております。 この変更は、出資関係のない運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行ったものであります。 この変更により、従来の方法によった場合と比較して売上総利益は611,424千円減少しておりますが、営業利益、経常利益及び税引前当期純利益に与える影響はありません。	―――――

次へ

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成14年６月30日）	当中間会計期間末 （平成15年６月30日）	前事業年度末 （平成14年12月31日）
※１　有形固定資産の減価償却累計額 158,455千円 ※２　消費税等の取扱 仮払消費税等及び仮受消費税等は相殺のうえ、流動負債のその他に含めて表示しております。 ３　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　672,942千円 摘要　銀行借入保証 ――――――	※１　有形固定資産の減価償却累計額 256,560千円 ※２　消費税等の取扱 仮払消費税等及び仮受消費税等は相殺のうえ、流動資産のその他に含めて表示しております。 ３　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　144,291千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　603,539千円 摘要　銀行借入保証 ４　担保資産 プロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社が所有する資産を担保に供しております。 対象となる主要な資産の当中間連結期間末の簿価は次のとおりであります。 預金　1,745,371千円 建物及び構築物　660,889 土地　429,042 関係会社株式　52,924,573 計　55,759,875千円 ※５　発行済株式総数 普通株式 4,684,535.74株	※１　有形固定資産の減価償却累計額 202,174千円 ―――――― ３　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証 ――――――

(中間損益計算書関係)

前中間会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前事業年度 (自 平成14年1月1日 至 平成14年12月31日)
※1 営業外収益の主要項目 受取利息 1,116,039千円	※1 営業外収益の主要項目 受取利息 1,891,088千円	※1 営業外収益の主要項目 受取利息 2,372,730千円
※2 営業外費用の主要項目 支払利息 824,526千円 支払保証料 538,310千円	※2 営業外費用の主要項目 支払利息 1,785,052千円 長期前払費用償却費 253,367千円 支払保証料 156,238千円	※2 営業外費用の主要項目 支払利息 1,783,030千円 支払保証料 1,059,799千円
※3 ―	※3 特別利益の主要項目 商品不具合に係る補償収入 46,948千円	※3 ―
※4 特別損失の主要項目 転籍者に係る退職給付引当金不足額繰入 92,146千円 関係会社株式評価損 26,724千円	※4 ―	※4 特別損失の主要項目 転籍者に係る退職給付引当金不足額繰入 92,146千円 投資有価証券処分損 21,592千円 商品廃棄損 24,636千円
※5 減価償却実施額 有形固定資産 39,116千円 無形固定資産 43,076千円	※5 減価償却実施額 有形固定資産 54,386千円 無形固定資産 141,170千円	※5 減価償却実施額 有形固定資産 82,835千円 無形固定資産 111,048千円

次へ

（リース取引関係）

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前事業年度 （自　平成14年１月１日 至　平成14年12月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係る注記	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 １．借主側	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 １．借主側
(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額（関係会社への転貸分を除く）	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額（関係会社への転貸分を除く）

前中間会計期間

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
有形固定資産（車輌運搬具）	1,842	384	1,458
有形固定資産（工具・器具及び備品）	663,689	278,888	384,800
無形固定資産	95,515	32,073	63,441
合計	761,047	311,346	449,700

当中間会計期間

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
有形固定資産（車輌運搬具）	1,845	754	1,091
有形固定資産（工具・器具及び備品）	657,110	301,249	355,861
無形固定資産	98,515	52,346	46,168
合計	757,470	354,350	403,120

前事業年度

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
有形固定資産（車輌運搬具）	1,845	569	1,275
有形固定資産（工具・器具及び備品）	669,402	274,213	395,189
無形固定資産	98,515	42,135	56,379
合計	769,763	316,918	452,844

前中間会計期間	当中間会計期間	前事業年度
(2) 未経過リース料中間期末残高相当額 一年内　155,459千円 一年超　304,558 合計　460,017	(2) 未経過リース料中間期末残高相当額（関係会社への転貸分を含む） 一年内　674,343千円 一年超　1,763,594 合計　2,437,937	(2) 未経過リース料期末残高相当額（関係会社への転貸分を含む） 一年内　610,010千円 一年超　1,714,972 合計　2,324,983
(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　86,818千円 減価償却費相当額　79,335 支払利息相当額　8,279	(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く） 支払リース料　97,672千円 減価償却費相当額　89,705 支払利息相当額　8,724	(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く） 支払リース料　181,436千円 減価償却費相当額　166,116 支払利息相当額　17,329
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	(5) 利息相当額の算定方法 同左	(5) 利息相当額の算定方法 同左
	２．貸主側（関係会社への転貸） 未経過リース料中間期末残高相当額 一年内　510,252千円 一年超　1,512,468 合計　2,022,720	２．貸主側（関係会社への転貸） 未経過リース料期末残高相当額 一年内　440,680千円 一年超　1,419,926 合計　1,860,606

前へ　次へ

（有価証券関係）

前中間会計期間（平成14年６月30日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

当中間会計期間（平成15年６月30日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

前事業年度（平成14年12月31日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

前へ　次へ

（1株当たり情報）

前中間会計期間 （自　平成14年1月1日 至　平成14年6月30日）	当中間会計期間 （自　平成15年1月1日 至　平成15年6月30日）	前事業年度 （自　平成14年1月1日 至　平成14年12月31日）
1株当たり純資産額　8,389.87円 1株当たり中間純利益　17.19円 なお、潜在株式調整後1株当たり中間純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。	1株当たり純資産額　14,006.90円 1株当たり中間純利益　68.17円 なお、潜在株式調整後1株当たり中間純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。 （追加情報） 当中間会計期間から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。 なお、同会計基準及び適用指針を前会計年度及び前中間会計期間に適用して算定した場合の1株当たり情報については、影響はありません。	1株当たり純資産額　8,406.57円 1株当たり当期純利益　32.82円 なお、潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。

（重要な後発事象）

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前事業年度 （自　平成14年１月１日 至　平成14年12月31日）
ストックオプションの決議 平成14年７月８日開催の臨時株主総会において、当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して、ストックオプションを付与することを決議しました。 この詳細については「第４　提出会社の状況１　株式等の状況(2) 新株予約権等の状況①新株予約権」に記載しております。	――――――	１　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式（但し対象会社部分）、建物、土地、その他。 ２　株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.35% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.27% 100.00%

前へ

第６ 【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

有価証券報告書 及びその添付書類	事業年度 （第９期）	自 平成14年１月１日 至 平成14年12月31日	平成15年３月28日 関東財務局長に提出
訂正報告書	上記に係る訂正報告書であります。		平成15年４月11日 関東財務局長に提出
有価証券届出書 及びその添付書類			平成15年５月１日 関東財務局長に提出

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

中 間 監 査 報 告 書

平成14年9月27日

株式会社ジュピターテレコム
代表取締役社長 石 橋 庸 敏 殿

朝日監査法人

代表社員
関与社員 公認会計士 野 口 征 二 郎 ㊞

関与社員 公認会計士 水 谷 英 滋 ㊞

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年1月1日から平成14年12月31日までの連結会計年度の中間連結会計期間(平成14年1月1日から平成14年6月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年6月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成14年1月1日から平成14年6月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

※ 上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中 間 監 査 報 告 書

平成15年９月26日

株式会社ジュピターテレコム
代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征 二 郎　㊞

代表社員
関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年１月１日から平成15年12月31日までの連結会計年度の中間連結会計期間(平成15年１月１日から平成15年６月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成15年６月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成15年１月１日から平成15年６月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中 間 監 査 報 告 書

平成14年９月27日

株式会社ジュピターテレコム
代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征二郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の中間会計期間（平成14年１月１日から平成14年６月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が株式会社ジュピターテレコムの平成14年６月30日現在の財政状態及び同日をもって終了する中間会計期間（平成14年１月１日から平成14年６月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中間監査報告書

平成15年9月26日

株式会社ジュピターテレコム

代表取締役社長　森泉知行　殿

朝日監査法人

代表社員 関与社員	公認会計士	野口征二郎	㊞
代表社員 関与社員	公認会計士	水谷英滋	㊞

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年1月1日から平成15年12月31日までの第10期事業年度の中間会計期間(平成15年1月1日から平成15年6月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、下記事項を除き前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

記

会計方針の変更に記載のとおり、会社は従来、課金システムに係るデータ処理料を販売費及び一般管理費に計上していたが、当期より売上原価に計上する方法に変更した。この変更は、出資関係の無い運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行われたものであり、正当な理由に基づく変更と認めた。この変更により、従来の方法によった場合と比較して売上総利益は611,424千円減少しているが、営業利益、経常利益及び税引前当期純利益に与える影響はない。

よって、当監査法人は、上記の中間財務諸表が株式会社ジュピターテレコムの平成15年6月30日現在の財政状態及び同日をもって終了する中間会計期間(平成15年1月1日から平成15年6月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

前期連結財務諸表に対する監査報告書

当期連結財務諸表に対する監査報告書

前期財務諸表に対する監査報告書

当期財務諸表に対する監査報告書

中間監査報告書

平成14年9月27日

株式会社ジュピターテレコム
代表取締役社長　石橋庸敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野口征二郎	㊞
関与社員	公認会計士	水谷英滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの連結会計年度の中間連結会計期間(平成14年１月１日から平成14年６月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年６月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成14年１月１日から平成14年６月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中間監査報告書

平成15年9月26日

株式会社ジュピターテレコム

代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征二郎　㊞

代表社員
関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年１月１日から平成15年12月31日までの連結会計年度の中間連結会計期間（平成15年１月１日から平成15年６月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成15年６月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成15年１月１日から平成15年６月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中 間 監 査 報 告 書

平成14年９月27日

株式会社ジュピターテレコム

代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征　二　郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の中間会計期間（平成14年１月１日から平成14年６月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が株式会社ジュピターテレコムの平成14年６月30日現在の財政状態及び同日をもって終了する中間会計期間（平成14年１月１日から平成14年６月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中　間　監　査　報　告　書

平成15年９月26日

株式会社ジュピターテレコム
代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征二郎　㊞

代表社員
関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年１月１日から平成15年12月31日までの第10期事業年度の中間会計期間（平成15年１月１日から平成15年６月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、下記事項を除き前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号）の定めるところに準拠しているものと認められた。

記

会計方針の変更に記載のとおり、会社は従来、課金システムに係るデータ処理料を販売費及び一般管理費に計上していたが、当期より売上原価に計上する方法に変更した。この変更は、出資関係の無い運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行われたものであり、正当な理由に基づく変更と認めた。この変更により、従来の方法によった場合と比較して売上総利益は611,424千円減少しているが、営業利益、経常利益及び税引前当期純利益に与える影響はない。

よって、当監査法人は、上記の中間財務諸表が株式会社ジュピターテレコムの平成15年６月30日現在の財政状態及び同日をもって終了する中間会計期間（平成15年１月１日から平成15年６月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

EXHIBIT C

Amendment to Annual Securities Report, filed by the Company on April 11, 2003. This report amends the Annual Securities Report filed by the Company on March 28, 2003.

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成15年４月11日
【事業年度】	第９期(自　平成14年１月１日　至　平成14年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【縦覧に供する場所】	該当事項はありません。

1 【有価証券報告書の訂正報告書の提出理由】

平成15年３月28日に提出いたしました第９期(自　平成14年１月１日　至　平成14年12月31日)の有価証券報告書の記載事項の一部に誤りがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第５　経理の状況

1　連結財務諸表等

(1) 連結財務諸表

注記事項

(重要な後発事象)

2　財務諸表

(1) 財務諸表

注記事項

(重要な後発事象)

3 【訂正箇所】

訂正箇所は＿＿＿を付して示しております。

第一部 【企業情報】

第5 【経理の状況】

1 【連結財務諸表等】

(1) 【連結財務諸表】

注記事項

(重要な後発事象)

(訂正前)

<table>
<tr><th>前連結会計年度
(自 平成13年1月1日
至 平成13年12月31日)</th><th>当連結会計年度
(自 平成14年1月1日
至 平成14年12月31日)</th></tr>
<tr><td>株式の公開買付
当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。

平成14年3月28日現在の新株主構成は下記の通りです。
住友商事㈱ 36.28%
リバティメディアグループ 36.28%
Microsoft Holdings V, Inc 15.39%
日興シティ信託銀行㈱ 7.71%
三井物産㈱ 2.00%
松下電器産業㈱ 2.00%
リー ダニエルズ 0.34%
100.00%</td><td>1 プロジェクトファイナンスによる借入の合意
平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、JCFが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のJCFへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、JCFからインターカンパニーローンとして貸付けられることになります。
重要な担保提供資産の種類は下記のとおりです。
幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。
2.株式の公開買付
当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。

平成15年3月28日現在の新株主構成は下記の通りです。
リバティメディアグループ 44.28%
住友商事㈱ 28.28%
Microsoft Holdings V, Inc 15.39%
日興シティ信託銀行㈱ 7.71%
三井物産㈱ 2.00%
松下電器産業㈱ 2.00%
リー ダニエルズ 0.34%
100.00%</td></tr>
</table>

（訂正後）

<table>
<tr><th>前連結会計年度
（自　平成13年１月１日
至　平成13年12月31日）</th><th>当連結会計年度
（自　平成14年１月１日
至　平成14年12月31日）</th></tr>
<tr><td>株式の公開買付
当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。

平成14年３月28日現在の新株主構成は下記の通りです。
住友商事㈱　36.28%
リバティメディアグループ　36.28%
Microsoft Holdings V, Inc　15.39%
日興シティ信託銀行㈱　7.71%
三井物産㈱　2.00%
松下電器産業㈱　2.00%
リー　ダニエルズ　0.34%
100.00%</td><td>1　プロジェクトファイナンスによる借入の合意
平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。
重要な担保提供資産の種類は下記のとおりです。
幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。
2.株式の公開買付
当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。

平成15年３月28日現在の新株主構成は下記の通りです。
リバティメディアグループ　44.28%
住友商事㈱　28.35%
Microsoft Holdings V, Inc　15.39%
日興シティ信託銀行㈱　7.71%
三井物産㈱　2.00%
松下電器産業㈱　2.00%
リー　ダニエルズ　0.27%
100.00%</td></tr>
</table>

2 【財務諸表等】

(1) 【財務諸表】

注記事項

(重要な後発事象)

(訂正前)

前事業年度 (自　平成13年１月１日 至　平成13年12月31日)	当事業年度 (自　平成14年１月１日 至　平成14年12月31日)
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28% リバティメディアグループ　36.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	1　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のＪＣＦへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式(但し対象会社部分)、建物、土地、その他。 2　株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%

(訂正後)

前事業年度 (自　平成13年１月１日 至　平成13年12月31日)	当事業年度 (自　平成14年１月１日 至　平成14年12月31日)
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28% リバティメディアグループ　36.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	1　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のＪＣＦへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式(但し対象会社部分)、建物、土地、その他。 2　株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.35% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.27% 100.00%

EXHIBIT D

Annual Securities Report, filed by the Company on March 28, 2003. This report describes the Company's capital, management, business and financial statements and other matters concerning the Company for the year ended December 31, 2002.

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第1項
【提出先】	関東財務局長
【提出日】	平成15年3月28日
【事業年度】	第9期(自　平成14年1月1日　至　平成14年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953-5110
【事務連絡者氏名】	常務取締役財務・経理担当　庄　子　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953-5110
【事務連絡者氏名】	常務取締役財務・経理担当　庄　子　進
【縦覧に供する場所】	該当事項はありません。

目次

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第5期	第6期	第7期	第8期	第9期
決算年月		平成10年12月	平成11年12月	平成12年12月	平成13年12月	平成14年12月
売上高	(千円)	13,794,084	30,741,492	54,315,831	92,206,714	125,501,750
経常損失	(千円)	7,750,538	12,799,783	21,559,405	23,589,166	10,839,005
当期純損失	(千円)	9,758,392	11,134,796	20,978,878	23,445,406	11,088,569
純資産額	(千円)	8,473,231	3,538,435	△8,711,706	△32,157,112	△43,245,681
総資産額	(千円)	43,012,022	98,637,597	176,456,509	229,993,780	255,605,684
1株当たり純資産額	(円)	12,571.56	4,434.13	△2,214.30	△8,173.56	△10,992.00
1株当たり当期純損失	(円)	15,010.37	15,308.99	12,458.49	5,959.25	2,818.45
潜在株式調整後 1株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	19.70	3.59	△4.93	△13.98	△16.91
自己資本利益率	(%)	—	—	—	—	—
株価収益率	(倍)	—	—	—	—	—
営業活動による キャッシュ・フロー	(千円)	△4,966,722	△362,192	△1,809,154	545,421	15,043,471
投資活動による キャッシュ・フロー	(千円)	△15,009,764	△25,248,159	△40,225,676	△66,796,090	△56,666,938
財務活動による キャッシュ・フロー	(千円)	17,493,045	24,800,965	42,310,364	71,328,141	40,559,815
現金及び現金同等物の 期末残高	(千円)	1,384,504	2,053,524	3,675,242	8,752,714	7,689,062
従業員数	(名)	1,036 (326)	1,124 (830)	1,939 (1,546)	2,108 (2,560)	2,360 (2,973)

(注) 1 売上高には消費税等は含まれておりません。
2 平成10年12月期のキャッシュ・フローにつきましては、証券取引法第193条の2の規定に基づく会計監査を受けておりません。
3 平成10年12月期及び平成11年12月期の潜在株式調整後1株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期から平成14年12月期の潜在株式調整後1株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。
4 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。
5 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

(2) 提出会社の経営指標等

回次		第5期	第6期	第7期	第8期	第9期
決算年月		平成10年12月	平成11年12月	平成12年12月	平成13年12月	平成14年12月
売上高	(千円)	12,634,475	16,149,173	36,718,673	50,294,647	57,058,603
経常利益(又は損失△)	(千円)	△2,523,636	△792,781	39,933	162,505	253,940
当期純利益(又は損失△)	(千円)	△2,528,736	△798,283	△988,264	△4,999,230	129,149
資本金	(千円)	33,700,000	39,900,000	47,002,622	47,002,622	47,002,622
発行済株式総数	(株)	674,000	798,000	3,934,285	3,934,285	3,934,285
純資産額	(千円)	24,790,300	30,192,017	37,943,965	32,944,735	33,073,884
総資産額	(千円)	26,594,150	37,893,930	54,591,476	232,900,078	272,159,537
1株当たり純資産額	(円)	36,780.86	37,834.60	9,644.43	8,373.75	8,406.57
1株当たり配当額 (内、1株当たり中間配当額)	(円) (円)	— (—)	— (—)	— (—)	— (—)	— (—)
1株当たり当期純利益(又は損失△)	(円)	△3,889.70	△1,097.54	△586.88	△1,270.68	32.82
潜在株式調整後1株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	93.22	79.68	69.51	14.15	12.15
自己資本利益率	(%)	—	—	—	—	0.39
株価収益率	(倍)	—	—	—	—	—
配当性向	(%)	—	—	—	—	—
従業員数	(名)	115(37)	104(27)	211(16)	351(60)	363(387)

(注) 1 売上高には消費税等は含まれておりません。

2 平成10年12月期及び平成11年12月期の潜在株式調整後1株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期及び平成13年12月期の潜在株式調整後1株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。また、平成14年12月期の潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。

3 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。

4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

2 【沿革】

平成７年１月	住友商事㈱とTele-Communications International, Inc.(TINTA；現Liberty Media International, Inc.)の合弁で㈱ジュピターテレコムを設立。 (注)TINTA側の出資会社はTCI Japan, Inc.(現Liberty Japan, Inc.)
平成７年３月	杉並ケーブルテレビ㈱、㈱ケーブルテレビネリマ、㈱シティケーブルビジョン府中、㈱小金井市民テレビの株式を住友商事㈱から取得。
平成７年８月	㈱ジュピター群馬設立。
平成７年11月	福岡ケーブルネットワーク㈱設立。
平成８年１月	㈱木更津ケーブルテレビ取得。 ㈱ジュピター宝塚川西設立。
平成８年４月	北摂ケーブルネット㈱設立。 ㈱ケーブルビジョン二十一及び㈱ケーブルステーション北九州を取得。
平成８年６月	㈱ジュピターりんくう設立。
平成８年７月	㈱ジュピターかわち設立。
平成８年９月	㈱ジュピター和歌山、㈱ケーブルネット下関設立。
平成８年10月	土浦ケーブルテレビ㈱の株式を住友商事㈱から取得。 杉並ケーブルテレビ㈱が第一種電気通信事業(電話事業)の郵政省許可を取得。
平成８年12月	決算期を３月から12月に変更。 浦和ケーブル・テレビ・ネットワーク㈱の株式を住友商事㈱から取得。
平成９年２月	㈱ジュピターいばらき(平成11年８月アットホームジャパン㈱に商号変更)を設立。 関西地区の統括会社として㈱ジュピター関西設立。
平成９年６月	寒川ケーブルテレビ㈱を買収及び㈱テレビちがさきの株式を住友商事㈱から取得。
平成９年７月	杉並ケーブルテレビ㈱による電話サービス開始。
平成10年３月	大阪ケーブルテレビ㈱の株式を住友商事㈱から取得。 ㈲ジュピターインターネット設立。
平成10年４月	関西マルチメディアサービス㈱へ出資。
平成10年８月	㈱シーエーティーヴィ横須賀の株式を住友商事㈱から買取。 堺ケーブルテレビ㈱取得。
平成10年９月	こうべケーブルテレビ㈱の株式を住友商事㈱から取得。 ㈲ジェイコムインターネット設立。
平成10年11月	北九州ケーブルテレビ㈱取得。
平成10年12月	吹田ケーブルテレビジョン㈱の株式を住友商事㈱から取得。
平成11年１月	大阪ケーブルテレビ㈱によるインターネットサービス開始。 杉並ケーブルテレビ㈱と㈱ケーブルテレビネリマが合併、㈱ジェイコム東京となる。 ㈱テレビちがさきと寒川ケーブルテレビ㈱が合併、㈱ジェイコム湘南となる。 ㈱ジュピター宝塚川西、㈱ジュピターかわち、㈱ジュピター和歌山と㈱ジュピター関西が合併、㈱ジェイコム関西となる。 藤沢ケーブルテレビ㈱の株式を住友商事㈱から取得。

平成11年3月　㈱ユーアイネット埼玉（平成12年7月㈱メディアさいたまに商号変更）の株式を住友商事㈱から取得。
㈱ケーブルテレビ神戸及び㈱チャンネルウェーブあまがさきの株式を住友商事㈱から取得。

平成11年7月　㈱ケーブルコミュニケーション芦屋の株式を住友商事㈱から取得。

平成11年8月　㈱ケーブルステーション北九州と北九州ケーブルテレビ㈱が合併、㈱ジェイコム北九州となる。

平成11年9月　アットホームジャパン㈱へ出資。
㈱ジェイコム関西が㈱ジュピターりんくうを吸収合併。

平成11年10月　㈱ジェイコム東京が㈱シティケーブルビジョン府中と㈱ケーブルコミュニケーション小金井・国分寺（旧㈱小金井市民テレビ）を吸収合併。

平成12年1月　こうべケーブルテレビ㈱と㈱ケーブルコミュニケーション芦屋が合併、㈱ケーブルネット神戸芦屋となる。

平成12年4月　㈱チャンネルウェーブあまがさきが㈱ケーブルビジョンアイ、㈱ケーブルビジョン西宮と合併、阪神シティケーブル㈱となる。
㈱ジェイコム東京が㈲ジェイコムインターネットを吸収合併。

平成12年9月　株式交換により㈱タイタス・コミュニケーションズを統合、同社発行済全株式を取得。
㈱タイタス・スキャットが㈱ジェイコム札幌に商号を変更。

平成12年10月　吹田ケーブルテレビジョン㈱の株式移転により、関西ケーブルネット㈱株式を取得。

平成12年12月　㈲ジュピターインターネット清算。
ケーブルスカイネット企画㈱へ出資。

平成13年1月　㈱ジェイコム関西が堺ケーブルテレビ㈱を吸収合併。

平成13年3月　㈱ケーブルネットワークやちよ取得。

平成13年4月　藤沢ケーブルテレビ㈱が㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、商号を㈱ジェイコム湘南と変更。

平成13年7月　和泉シーエーティヴィ㈱取得。

平成13年8月　㈱スーパーネットワークユー取得。

平成13年9月　㈱ジュピター群馬が㈱ジェイコム群馬に商号変更。
㈱タイタス・コミュニケーションズが㈱ジェイコム関東に商号変更。
㈱タイタス相鉄が㈱ジェイコム大和に商号変更。

平成14年1月　㈱ジェイコム関西が大阪ケーブルテレビ㈱を吸収合併。

平成14年2月　㈲ジェイコムファイナンス設立。
㈱ジェイコム関東が㈱ジェイコム大和を吸収合併。

平成14年4月　グリーンシティケーブルテレビ㈱株式を住友商事㈱から取得。
アットホームジャパン㈱（平成14年6月　アットネットホーム㈱に商号変更）を子会社化。

平成14年7月　ケーブルスカイネット企画㈱清算。

平成14年8月　㈱ジェイコム関東が前橋局の営業権を㈱ジェイコム群馬に譲渡。

平成14年11月　㈱ジェイコム関西が和泉シーエーティヴィ㈱を吸収合併。

3 【事業の内容】

当社は、19の運営局を通じて、「ワン・ストップ・ショップ」として、ケーブルテレビ、電話、高速インターネット接続サービスを当社グループのブロードバンド(高速・大容量)・ネットワークを通じ総合的に提供することを主な事業としております。なお、19の運営局以外に、4の非運営局に投資しております。

○ケーブルテレビサービス

加入者に対して、ニュース、スポーツ、映画、その他人気番組などを含む基本ケーブル・サービス(「基本チャンネル」)に加えて様々なプレミアム・サービス(「有料チャンネル」)を提供するものであります。

基本チャンネルは、地上波テレビ放送番組、地域コミュニティ番組、衛星放送番組等約45のチャンネルにより構成されています。一般的なチャンネルのラインナップには、映画専門チャンネルのCSN1ムービーチャンネル、テレビショッピングのショップチャンネル、スポーツチャンネルのJスカイスポーツ1、2、3、ディスカバリーチャンネル、ゴルフネットワークが含まれています。有料チャンネルは、プレミアム映画、スポーツ、競馬、その他特別イベントなどの娯楽番組を提供しており、これらは番組供給会社等から提供を受けております。

○電話サービス

電話サービスは平成14年12月31日現在、㈱ジェイコム札幌、㈱木更津ケーブルテレビ、㈱ジェイコム群馬、土浦ケーブルテレビ㈱、調布ケーブルテレビジョン㈱をのぞく14の運営局で提供しており、サービスエリアを順次拡大してまいります。当社グループの電話サービスは市内・長距離電話サービスにおいて、NTT及び他の地域系通信事業者とほぼ同等のサービスを加入者に提供するものであります。

当社グループは、市内・長距離、国際通信事業者、携帯電話、PHS事業者等との間で相互接続協定を締結しております。

○高速インターネット接続サービス

平成14年12月31日現在、高速インターネット接続サービスはすべての運営局で提供しております。

当社グループはアットネットホーム(株)(旧アットホームジャパン㈱)をインターネット接続事業者とする高速インターネット接続サービスを、平成12年6月にJ-COM@NetHomeのブランドで導入しました。このサービスは、高速インターネット接続と豊富なブロードバンド・コンテンツを提供するウェブ・ポータルから成り、当社グループが所有する高速大容量ネットワークとアットネットホーム(株)が構築するバックボーンを直結していることから、バックボーンを一般に開放されたインターネット網に依存する場合に頻繁に起こる通信の混雑は避けられるものと考えています。

○運営局への運営サービス

当社はMSO契約(傘下のケーブルテレビ局との間で締結する全般的な経営指導サービス提供契約)に基づき、19の運営局全てにJ-COM Broadbandブランドと、共通のビジネス戦略に基づいた運営サービスを提供しております。

平成14年12月31日現在の、各地域毎のケーブルテレビ、電話、高速インターネット接続サービスのホームパス世帯数(ケーブルテレビ、電話、高速インターネット回線を敷設した地域の中で接続可能な一戸建て及び集合住宅における世帯数)、加入世帯数及び加入率(%、加入世帯数÷ホームパス世帯数)は以下の通りです。

〈当社グループ局加入世帯数〉（平成14年12月31日現在）

グループ局名	ケーブルテレビ			電話			高速インターネット接続		
	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2
運営局(連結子会社)									
㈱ジェイコム東京	739,500	201,900	27.3%	724,500	105,000	14.5%	739,500	70,800	9.6%
㈱木更津ケーブルテレビ	72,100	26,100	36.2%	—	—	—	72,100	7,800	10.8%
㈱ジェイコム群馬	115,700	16,200	14.0%	—	—	—	115,700	7,500	6.5%
㈱ケーブルビジョン二十一	171,100	38,700	22.6%	58,200	4,000	6.9%	171,100	9,800	5.7%
福岡ケーブルネットワーク㈱	392,400	79,400	20.2%	109,600	8,100	7.4%	392,400	22,400	5.7%
㈱ジェイコム北九州	244,000	54,900	22.5%	71,000	5,800	8.2%	244,000	14,000	5.7%
北摂ケーブルネット㈱	173,700	44,000	25.3%	45,400	4,700	10.4%	173,700	20,100	11.6%
土浦ケーブルテレビ㈱	100,900	34,900	34.6%	—	—	—	100,900	11,000	10.9%
浦和ケーブル・テレビ・ネットワーク㈱	200,600	57,000	28.4%	62,800	3,200	5.1%	200,600	20,900	10.4%
㈱ケーブルネット下関	67,100	20,200	30.1%	17,700	2,100	12.1%	67,100	5,400	8.0%
㈱ジェイコム関西	1,233,700	285,700	23.2%	599,000	61,800	10.3%	1,233,700	104,800	8.5%
㈱ジ　コム湘南	409,900	148,400	36.2%	137,000	16,700	12.2%	409,900	34,400	8.4%
㈱ケーブルネット神戸芦屋	229,600	58,600	25.5%	41,400	4,400	10.6%	229,600	19,900	8.7%
㈱メディアさいたま	251,700	54,200	21.5%	37,100	3,000	8.1%	251,700	23,000	9.1%
㈱ケーブルネットワークやちよ	41,300	15,300	37.0%	13,500	900	6.7%	41,300	3,900	9.4%
㈱スーパーネットワークユー	57,600	16,900	29.3%	5,400	600	11.1%	57,600	5,600	9.8%
㈱ジェイコム関東	977,300	202,900	20.8%	960,000	129,600	13.5%	977,300	113,700	11.6%
㈱ジェイコム札幌	332,200	67,500	20.3%	—	—	—	271,600	9,500	3.5%
運営局(連結子会社)　計	5,810,400	1,422,800	24.5%	2,882,600	349,900	12.1%	5,749,800	504,500	8.8%
運営局(その他)									
調布ケーブルテレビジョン㈱	122,000	18,800	15.4%	—	—	—	96,500	5,400	5.6%
運営局(その他)　計	122,000	18,800	15.4%	—	—	—	96,500	5,400	5.6%
運営局　計	5,932,400	1,441,600	24.3%	2,882,600	349,900	12.1%	5,846,300	509,900	8.7%
(非運営局)									
㈱ケーブルテレビ神戸	160,000	31,800	19.8%	—	—	—	160,000	11,000	6.9%
関西　ブルネット㈱　(注)1	539,000	130,300	24.2%	—	—	—	539,000	46,800	8.7%
阪神シティケーブル㈱	448,000	57,000	12.7%	—	—	—	448,000	27,600	6.2%
グリーンシティケーブルテレビ㈱	124,000	16,100	13.0%	—	—	—	124,000	8,400	6.8%
非運営局　計	1,271,000	235,200	18.5%	—	—	—	1,271,000	93,800	7.4%
合計	7,203,400	1,676,800	23.3%	2,882,600	349,900	12.1%	7,117,300	603,700	8.5%

(注) 1　関西ケーブルネット㈱には、同社傘下の吹田ケーブルテレビジョン㈱、豊中コミュニティケーブルテレビ㈱、高槻ケーブルネットワーク㈱、池田マルチメディア㈱、東大阪ケーブルテレビ㈱、守口・門真ケーブルテレビ㈱の６社を合算計上しております。

2　$加入率(\%) = \frac{加入世帯数}{ホームパス世帯数} \times 100$

3　各サービスの加入世帯数は、当該サービス以外のサービスにも加入している世帯を含めております。

4　平成14年12月31日現在、当社運営局(連結子会社)における総加入世帯数(少なくともひとつのサービスに加入している世帯数)は、1,590,800世帯となっております。

5　ケーブルテレビ加入世帯数に、「電波障害、ケーブルテレビ対応の集合住宅等で地上波及びJ-COMチャンネルのみをケーブルテレビ網を通して視聴している世帯数」を加えたケーブル接続世帯数は、平成14年12月31日現在、当社運営局(連結子会社)で推定3,846,600世帯となっております。

<系統図> (平成14年12月31日現在)


加入者
ケーブルテレビ
電話
高速インターネット接続
利用料収入
「パッケージ販売」
傘下局23局
非運営局4局
(持分法適用関連会社)
㈱ケーブルテレビ神戸
グリーンシティケーブルテレビ㈱
(その他)
関西ケーブルネット㈱
阪神シティケーブル㈱
運営局19局
(連結子会社)
㈱ジェイコム東京
㈱木更津ケーブルテレビ
㈱ジェイコム群馬
㈱ケーブルビジョン二十一
㈱ジェイコム北九州
北摂ケーブルネット㈱
土浦ケーブルテレビ㈱
㈱ジェイコム関西
福岡ケーブルネットワーク㈱
浦和ケーブル・テレビ・ネットワーク㈱
㈱ケーブルネット下関
㈱ジェイコム湘南
㈱ケーブルネット神戸芦屋
㈱メディアさいたま
㈱ケーブルネットワークやちよ
㈱スーパーネットワークユー
㈱ジェイコム関東
㈱ジェイコム札幌
(その他)
調布ケーブルテレビジョン㈱
相互接続協定
接続料
市内電話・長距離電話、国際電話、携帯電話、PHSの各事業者
相互接続協定
接続料
インターネット接続事業者
(連結子会社)
アットネットホーム㈱
(持分法適用関連会社)
関西マルチメディアサービス㈱
(対運営局のみ)
(対象局)
番組等
番組料金
MSO契約に基づく運営サービス
経営指導料
資金援助
資金援助
資金援助
金融子会社
(連結子会社)
㈲ジェイコムファイナンス
㈱ジュピターテレコム
(当社)
住友商事㈱
(その他の関係会社)
Liberty Japan Inc.
(その他の関係会社)
Microsoft Holdings V,Inc.
(その他の関係会社)
番組等
番組料金
番組供給会社

(注) 矢印 ⇨ は、サービス等の提供の流れを示しております。
矢印 ← は、サービス等の提供の対価の流れを示しております。
矢印 ➡ は、資金援助の流れを示しております。

4 【関係会社の状況】

(平成14年12月31日現在)

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合又は被所有割合(注)1(%)	関係内容 役員の兼任等(人) 当社役員	当社職員	資金援助(注)2	MSO契約(注)3	摘要
(連結子会社)									
㈱ジェイコム東京	東京都練馬区	10,075	ケーブルテレビ事業	80.03	2	5	有	有	特定子会社(注)6
㈱木更津ケーブルテレビ	千葉県木更津市	1,800	ケーブルテレビ事業	81.69	1	5	有	有	
㈱ジェイコム群馬	群馬県高崎市	1,100	ケーブルテレビ事業	100.00	1	5	有	有	
㈱ケーブルビジョン二十一	福岡市中央区	3,165	ケーブルテレビ事業	69.47	3	7	有	有	
福岡ケーブルネットワーク㈱	福岡市中央区	2,000	ケーブルテレビ事業	45.00	2	2	無	有	
㈱ジェイコム北九州	北九州市八幡東区	1,801	ケーブルテレビ事業	81.65	3	6	有	有	
北摂ケーブルネット㈱	大阪府箕面市	2,000	ケーブルテレビ事業	55.00	1	3	有	有	
土浦ケーブルテレビ㈱	茨城県土浦市	1,500	ケーブルテレビ事業	70.00	2	4	有	有	
浦和[illegible]ブル・テレビ・ネッ[illegible]ーク㈱	埼玉県さいたま市	1,600	ケーブルテレビ事業	50.10	3	3	有	有	
㈱ケーブルネット下関	山口県下関市	1,000	ケーブルテレビ事業	50.00	2	5	有	有	
㈱ジェイコム関西	大阪市天王寺区	15,500	ケーブルテレビ事業	84.14	2	12	有	有	特定子会社(注)6
㈱ジェイコム湘南	神奈川県横須賀市	5,771	ケーブルテレビ事業	79.48	2	9	有	有	特定子会社
㈱ケーブルネット神戸芦屋	神戸市中央区	2,900	ケーブルテレビ事業	52.62	3	6	有	有	
㈱メディアさいたま	埼玉県さいたま市	2,993	ケーブルテレビ事業	50.38	2	4	有	有	
㈱ケーブルネットワークやちよ	千葉県八千代市	1,600	ケーブルテレビ事業	58.65	1	6	有	有	
㈱スーパーネットワークユー	千葉県浦安市	3,395	ケーブルテレビ事業	59.09	1	6	無	有	
㈱ジェイコム関東	東京都豊島区	30,004	ケーブルテレビ事業	100.00	2	4	有	有	特定子会社(注)6
㈱ジェイコム札幌	札幌市豊平区	8,800	ケーブルテレビ事業	81.94 (81.94)	2	6	無	有	特定子会社
アットネットホーム㈱	東京都目黒区	7,800	インターネット事業	87.43	3	1	無	無	特定子会社(注)5
㈲ジ[illegible]コムファイナンス	東京都豊島区	3	金融業務	100.00	1		有	無	
(持分法適用関連会社)									
㈱ケーブルテレビ神戸	神戸市長田区	2,000	ケーブルテレビ事業	20.44	2	3	無	無	
関西マルチメディアサービス㈱	大阪市西区	2,000	インターネット事業	25.75	1	1	無	無	
グリーンシティケーブルテレビ㈱	名古屋市守山区	1,000	ケーブルテレビ事業	20.00	1	1	無	無	
(その他の関係会社)									
住友商事㈱	東京都中央区	169,431	総合商社	36.28	2	—	無	—	(注)5
Liberty Japan, Inc.	米国コロラド州	US$ 1,000	当社への投資持株会社	28.00	—	—	無	—	
Microsoft Holdings V, Inc.	米国ワシントン州	US$ 1,000	当社への投資持株会社	15.39	—	—	無	—	(注)4

(注) 1 「議決権の所有割合又は被所有割合」欄の( )は内書で間接所有割合であります。

2 「資金援助」の「有」は、㈲ジェイコムファイナンス経由及び当社の直接貸付による資金援助を示しております。

3 MSO契約に関しては、「第2 事業の状況 4 経営上の重要な契約等」を参照願います。

4　Microsoft Holdings V, Inc. の議決権の所有割合には日興シティ信託銀行㈱に議決権信託をした303,500株を含めておりません。
5　上記関係会社の内、住友商事㈱、アットネットホーム㈱は、有価証券報告書を提出しております。
6　㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム関西については、売上高（連結会社相互間の内部売上高を除く）の連結売上高に占める割合が10％を超えております。
主な損益情報等

㈱ジェイコム東京	① 売上高	20,334,626千円
	② 経常損失	1,757,300
	③ 当期純損失	1,767,563
	④ 純資産額	△7,467,527
	⑤ 総資産額	37,691,833
㈱ジェイコム関東	① 売上高	22,819,657千円
	② 経常損失	2,540,243
	③ 当期純損失	2,124,714
	④ 純資産額	△7,376,160
	⑤ 総資産額	54,349,929
㈱ジェイコム関西	① 売上高	24,622,134千円
	② 経常損失	2,080,796
	③ 当期純損失	2,154,527
	④ 純資産額	8,082,964
	⑤ 総資産額	46,531,518

7　連結財務諸表に重要な影響を与えている債務超過の関係会社は以下の通りであります。

関係会社名	債務超過の額
㈱ジェイコム東京	7,467,527千円
㈱ジェイコム関東	7,376,160
㈱ケーブルビジョン二十一	5,604,135
㈱ジェイコム北九州	2,737,075
㈱ジェイコム群馬	1,350,807

5 【従業員の状況】

(1) 連結会社の状況

（平成14年12月31日現在）

従業員数（名）	2,360

（注）1　従業員数は就業人員であります。主な連結子会社の従業員数は「第3　設備の状況」に記載しております。
2　上記の他、臨時従業員数は平均2,973名であります。

(2) 提出会社の状況

（平成14年12月31日現在）

従業員数（名）	平均年齢（歳）	平均勤続年数（年）	平均年間給与（千円）
363	34.0	4.4	6,526

（注）1　従業員数は就業人員であります。従業員数には関係会社へ出向中の従業員1,459名、臨時従業員平均387名を含めず、社外からの出向者49名を含めております。
2　平均年齢、平均勤続年数、平均年間給与は、関係会社へ出向中の従業員を含め、社外からの出向者を除き、平成14年12月末の数値を算出しております。
3　平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社内に労働組合は結成されておりませんが、労使関係は円満に推移しております。

なお、子会社で唯一労働組合が結成されていた㈱ケーブルビジョン二十一の労働組合は平成14年4月12日付にて自主的に解散致しました。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当連結会計年度のわが国経済は、内閣府による５月の月例経済報告で景気底入れ宣言が出されたものの、デフレ色、金融機関への不信は払拭されず、株式市場が一段と調整色を強めたこともあり、銀行の経営健全化問題が緊急の課題視されることとなりました。１２月には完全失業率が、再び5.5％の過去最悪水準となり、同月の月例経済報告でも景気の低迷色を認める内容となりました。海外においても、米国で企業の不正会計問題が、金融市場への不信を拡大するなど、景気回復を遅らせる要因ともなりました。また、世界各地でテロ事件が多発、中東情勢の緊迫化もあり、全般的に厳しい経済環境のもとに推移しました。

多チャンネル放送事業では、ワールドカップ・サッカー効果を期待した大規模な投資・販促キャンペーンも行われましたが、総じて一年を通じた新規加入獲得は期待に反したと言えましょう。放送のデジタル化移行問題が、いわゆるアナアナ変換も含め大きな関心を集めたものの、デジタル放送普及の時期については、当初の見込みから大幅に後退したものになりました。

通信領域では、高速インターネットサービスにおいて、ブロードバンド化が、さらに鮮明となりました。とりわけDSLサービスは低価格化・高速化に加え、激しい競合、販促キャンペーンによって普及が進み、年末には565万世帯にまで加入者を増やしました。一方、ケーブルモデムを使ったインターネットも対前年比５０％以上増加し、年末には200万世帯に迫りました。高速インターネットにおける競合はIP電話へとその範囲を広げております。

このような、一般的な経済の低迷状況及び業界環境の中、当社は引き続き着実に実績を伸ばしてまいりました。

4月には、アットネットホーム㈱を子会社化し、また、初めて名古屋地区においてグリーンシティケーブルテレビ㈱の株式２０％を取得しました。傘下の組織面では、オペレーションの合理化の一環として、２月に㈱ジェイコム関東の１００％子会社であった㈱ジェイコム大和を㈱ジェイコム関東に吸収合併し、8月には㈱ジェイコム関東の前橋局を㈱ジェイコム群馬と営業譲渡により統合、また、大阪ケーブルテレビ㈱を１月に㈱ジェイコム関西に吸収合併し、更に１１月、和泉シーエーティヴィ㈱をジェイコム関西に吸収合併しました。この結果、平成14年12月31日現在、運営局会社数は前年末比３社減少　９社となっています。

加入者の獲得については、戸別訪問を営業活動の中心とするものの、コールセンター機能をさらに拡充・強化するとともに、ケーブルテレビ、高速インターネットサービス、電話の３サービスのバンドル化を進め、積極的な営業展開を行いました。

こうした日々の営業活動に加え、J-COM Broadbandブランドの更なる浸透を図り、より効果的な販売を実現するため、4月及び9月にテレビの全国放送網において、人気タレントを使ったコマーシャル・フィルムを放映いたしました。

以上の活動の結果、当連結会計年度の連結売上高は、対前期比33,295百万円、36.1%増加の125,502百万円となりました。これは、ケーブルテレビ高速インターネット接続、電話の各サービスの加入者増加によるものであります。

売上原価は、番組購入費、高速インターネット接続料、電話の接続料等、変動費の伸びが、ケーブルテレビサービス、高速インターネット接続サービス及び電話サービスの各売上高の伸び率を下回り、また、電柱使用料の引き下げもあり、対前期比19.6%増の80,329百万円となりました。販売費及び一般管理費は、前期に引き続き営業派遣社員による戸別訪問を中心とした積極的な営業政策を実施、コールセンターの拡大等により、給料・諸手当は対前期比18.5%の増加があったものの全体として対前期比17%の増加に留まりました。この結果、営業損失は対前期比12,400百万円(61.4%)減少し、7,793百万円となりました。

営業外損益では、関連会社の業績向上により持分損益がプラスに転じ、また棚卸資産処分損も減少したため、対前期比350百万円の改善となりました。これらの結果、経常損失は対前期比12,750百万円(54.1%)改善した10,839百万円まで減少しました。

特別利益では、補助金収入が734百万円減少したものの、特別損失では幹線のアップグレード工事がほぼ一段落したこともあり、当期の固定資産除却損失は1,157百万円と、対前期比1,268百万円減少しました。

従いまして、税金等調整前当期純損失は、対前期比13,430百万円改善した11,517百万円となり、これに法人税等や少数株主持分を加減した当期純損失は、対前期比52.7%減少の11,089百万円となりました。

当期における重要な設備投資は、集合住宅への各種サービス提供のための引込線工事等、加入者系の設備投資30,812百万円が中心でありますが、それ以外に札幌における幹線のアップグレード工事、新座市への延伸工事等の幹線・分配線設備に9,448百万円、従来からの方針に沿った関西、福岡、湘南等における電話事業拡大に関わる支出7,701百万円、福岡のメディアセンター他へのデジタルヘッドエンド設置等1,674百万円があります。

なお、財務面では、従来より進めて来たプロジェクトファイナンスによるシンジケーション借入交渉が大きく進捗致しました。また、株式上場は市場環境の一層の悪化のため見送らざるを得ませんでした。

当社が提供しております各サービスの概況は以下の通りであります。

ケーブルテレビサービス

当会計年度において、㈱ジェイコム関東における幹線建設もあり、平成14年12月31日現在のケーブルテレビのホームパス世帯数は5,810千世帯となり、加入世帯数は1,423千世帯(前期末比約19%増)となりました。今後のデジタル化のための投資、コンテンツの充実、顧客サービス体制強化等に備えるべく、11月から一部の地域からベーシック料金の値上げを実施しました。

○電話サービス

九州地区を始め関東及び関西の新たな地域で電話事業を開始し、電話事業のホームパス世帯数は2,883千世帯に拡大、加入世帯数は350千世帯（前期末比約110％増）に増加いたしました。

○高速インターネット接続サービス

高速インターネット接続サービスのホームパス世帯数は、㈱ジェイコム湘南、㈱ジェイコム札幌を中心とした積極的な展開により、ケーブルテレビのホームパスに対して９９％となる5,750千世帯にまで拡大しました。加入世帯数は505千世帯（前期末比約57.3％増）と、５０万件を突破致しました。１１月には、一部の地域から若干の値下げを実施しました。

これらの結果、いずれかのサービスに加入している総加入世帯数は、1,591千世帯（前期末比約23.2％増）となり、また加入世帯当たりのサービス提供数は1.43 に達しました。

なお、事業の種類別セグメントの業績は、当社グループが単一セグメントのケーブルテレビ事業を行っているため、開示しておりません。また、所在地別業績については、本邦以外の国又は地域に所在する連結子会社及び重要な在外支店がないため、記載を省略しております。

(2) キャッシュ・フローの状況

(営業活動によるキャッシュ・フロー)

当期の税金等調整前当期純損失は、加入者数の拡大や接続世帯当りのサービス数の着実な伸びに伴い減価償却費は3,314百万円増加したにも拘らず対前期比53.8％、13,430百万円減少しました。この結果、借入金増加に因る支払利息及び支払保証料の増加(655百万円)はあったものの、棚卸資産の減少等による運転資本の改善(558百万円)、補助金収入の増加(13百万円)も加わり、対前期比14,498百万円改善した15,043百万円となりました。

(投資活動によるキャッシュ・フロー)

加入者設備関係の投資は引き続き活発に行った結果、対前期比5,026百万円増加しましたが、幹線延伸やアップグレード工事が山を越えたこと、新たなケーブルテレビ局の取得も当年度中は活発に行わなかったこと等の理由により、全体としての投資活動によるキャッシュ・フローは前期と比べ10,129百万円少ない56,667百万円となりました。

務活動によるキャッシュ・フロー)

営業活動によるキャッシュ・フローの大幅な増加と投資活動の一段落により当期中の短期ならびに長期の借入は大きく減少し、前期と比べ30,768百万円少ない40,560百万円の増加に留まりました。また借入金の圧縮と手元現金残高の縮小に努めた結果、当連結会計年度における連結ベースの現金及び現金同等物残高は、期首残高より1,064百万円少ない7,689百万円となりました。

2 【販売の状況】

当連結会計年度の販売実績は次のとおりであります。

区分	金額(千円)	前年同期比(%)
利用料収入等(注)3	105,117,782	144.8%
その他の収入(注)4	20,383,968	104.1%
合計	125,501,750	136.1%

(注) 1 金額には、消費税等は含まれておりません。
2 主な相手先別の販売実績については総販売実績に対する割合が10%以上の相手先はありませんので記載を省略しております。
3 利用料収入等の主な内訳は、加入者利用料収入103,545,711千円等であります。
4 その他の収入の主な内訳は、設備工事負担金収入2,800,974千円、引込線工事収入3,387,798千円、電波障害維持管理収入2,788,271千円等であります。

3 【対処すべき課題】

引き続き、加入者数の更なる拡大が当社にとって、第一の課題です。このためにも、各サービスの加入率を出来るだけ短期間に高めることが必要だと考えております。営業活動においては、ダイレクトマーケティングを柱としながらも、生産性の一層の向上を図るため、コールセンターによるマーケティング力の強化が急務と考えております。

デジタル化については、平成15年後半には、地上波のデジタル放送が3大都市圏で開始される予定でありますが、衛星デジタル、双方向サービス等の本格的普及・展開は当初の期待からは相当遅延しております。今後、欧米の動向や国内の衛星放送、地上波放送等の動きに十分注意しつつ、慎重に取り進めることとしています。

資金面では、安定資金の確保のために続けてきましたシンジケートローン交渉が大詰めを迎えました。さらに、株式市場が回復次第、懸案の株式上場を実現したいと考えております。

4 【経営上の重要な契約等】

(1) MSO契約

契約の名称	相手先名	契約内容	契約期間
「基本契約書」及び「覚書」	当社運営局(注)	当社による当社運営局に対する経営・業務協力	相手先毎に異なりますが、通常1年であり、契約満了の30日前までに見直しの申し入れがない限り、更に1年延長されます。

(注) ㈱ジェイコム東京、㈱ジェイコム関西、㈱ジェイコム関東、㈱ジェイコム札幌他15局

当社は当社運営局に対しMSO契約に基づき、以下の経営、運営指導サービスを提供しています。

・事業計画と予算作成の支援や指導を含む全ての営業と管理サービス

・番組の選定と調達

・総合研修や支援を含むセールスとマーケティング・プログラム

・一元化した包括的な顧客管理サービス(カスタマーサービス、課金・代金回収システムの構築を含む)

・ネットワークのデザイン・建設・保守の支援などを含む専門技術

・ネットワーク機器や建設資材の仕様や調達に対する支援

・[illegible]化された会計・財務システムの整備及び統合運営

さらに、各運営局の社長を当社から派遣しております(調布ケーブルテレビジョン㈱を除く)。各運営局の取締役及び上級職員は毎月、当社の取締役と定例会議を開き財務、業績、営業、マーケティングに関し打合わせています。

当社運営局はJ-COM Broadbandブランドの下でサービスを提供し、上記経営、運営指導等サービスの対価として、当社に毎月加入者数に応じた手数料並びに機材調達に関する手数料の支払いを行います。当社の上記サービスにより顧客獲得等当社運営局の業績を向上させることができると考えています。

(2) 番組供給契約

契約の名称	相手先名	契約内容	契約期間
「有線テレビジョン放[illegible]組供給契約書」	番組供給事業者(注)	当社傘下局に対する衛星を経由した番組供給	相手先毎に異なりますが、通常1年であり、契約満了の3ヶ月以上前に他の当事者に対する書面による本契約の変更あるいは解約の通知がない限り、更に1年間延長されます。

(注) ㈱ケーブル・ソフト・ネットワーク、ジュピターゴルフネットワーク㈱他40社

(3) 相互接続協定

契約の名称	相手先名	契約内容	契約期間
「相互接続協定書」等	電気通信事業者(注)	電気通信事業法に基づく、当社傘下局と他の電気通信事業者との相互接続	相手先毎に異なりますが、通常特に定めておらず、解除の場合は一定の期間前までに相手方に書面で通知することとなっています。

(注) 東日本電信電話㈱、西日本電信電話㈱等、合計49社
上表のほか、電話サービスを開始した当社傘下局間でも相互接続協定を締結しています。

5 【研究開発活動】

該当事項はありません。

第3 【設備の状況】

1 【設備投資等の概要】

当連結会計年度の設備投資は、幹線延伸工事、幹線部分の光同軸ハイブリッド方式へのアップグレード工事、デジタルヘッドエンド設備、電話事業にかかる交換機及びホストデジタルターミナル並びに加入者設備工事を中心に実施しました。

幹線延伸工事については、㈱ジェイコム関西の各地域、ジェイコム関東㈱、浦和ケーブル・テレビ・ネットワーク㈱等の各営業地域において、幹線部分を約923km延伸し、平成14年12月末現在の総延長は約32,859kmとなりました。

この結果、当社運営局のケーブルテレビサービスのホームパス世帯数は、平成14年12月末現在で5,810千世帯となり前年度末比204千世帯の増加となりました。

次連結会計年度も引き続き幹線延伸による営業地域の拡大に努め、総額3,385百万円を投入し、幹線を約1,188km延伸する計画であります。

アップグレード工事は、多彩なブロードバンド（広帯域）サービスを提供するインフラとして、幹線を従来の450MHzの同軸方式から750MHzの光同軸ハイブリッド（HFC）方式へ移行させるもので、平成14年12月末現在当社運営局の幹線部分の約98%が完了しております。

工事が完了した地域より、順次高速インターネット接続サービスを開始し、平成14年12月末には高速インターネット接続サービスのホームパス世帯数は5,750千世帯（前年度末比396千世帯増）、同じく電話サービスでは2,883千世帯（同1,095千世帯増）となっております。

次連結会計年度では、総額で4,392百万円を投入し、当連結会計年度から継続工事中の一部地域を含む残る地域のアップグレード工事並びに集合住宅（ＭＤＵ）の双方向化対応工事を推進する計画であります。

デジタルヘッドエンド設備に対する投資は、デジタル化の計画が遅れたため、約1,000百万円の実績となりました。

電話サービスについては、平成13年度では㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム大和、㈱ジェイコム関西並びに㈱ジェイコム湘南の5社がサービス提供をしていましたが、当連結会計年度では、新たに10局でサービス提供を開始しました。これら電話サービスの提供地域拡大のため、交換機、ホストデジタルターミナル及び伝送装置として7,696百万円の設備投資を行いました。

次連結会計年度については、さらにサービス提供地域を拡大すべく約5,514百万円の投資を行う計画であります。

加入者設備工事（集合住宅（ＭＤＵ）への引込線工事を含む）は、当初計画より加入者数が89%増加（グロス）し、当初計画の30,992百万円に対し、約30,812百万円の実績となりました。引き続き加入者の獲得に最大限の努力をし、次連結会計年度の加入者設備工事には28,539百万円程度を投入する計画であります。

2 【主要な設備の状況】

当社グループ(当社及び連結子会社)の当連結会計年度(平成14年12月31日現在)における主要な設備は、次の通りであります。

(1) 提出会社

(平成14年12月31日現在)

事業所名(所在地)	設備の内容	帳簿価額(千円)					従業員数(名)
		建物及び構築物	機械装置及び運搬具	土地(面積千㎡)	その他	合計	
本社(東京都豊島区)	事務所設備・その他	64,497	—	—(—)	153,329	217,826	208
ジェイコムメディアセンター(東京都練馬区)	その他設備	260,880	—	—(—)	17,283	278,163	29
ジェイコムメディアプラザ(福岡市中央区)	事務所設備	685,913	—	429,042(2)	5,583	1,120,538	45

(注) 1 主な賃借設備

本社事務所　支払賃料123,150千円(平成14年1月1日から平成14年12月31日までの支払額)

ジェイコムメディアセンター　支払賃料108,000千円(平成14年1月1日から平成14年12月31日までの支払額)

2 ジェイコムメディアプラザは当社九州事務所の他、連結子会社である㈱ケーブルビジョン二十一及び福岡ケーブルネットワーク㈱が入居(賃貸)しております。

3 その他は工具・器具及び備品であります。

(2) 国内子会社

(平成14年12月31日現在)

会社名 (所在地)	設備の内容	帳簿価額(千円)					従業員数 (名)
		建物 及び構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計	
㈱ジェイコム東京 (東京都練馬区)	ケーブルテレビ 放送設備等	12,234,445	3,739,539	― (―)	148,207	16,122,191	269
㈱ジェイコム群馬 (群馬高崎市)	同上	2,938,078	183,678	― (―)	50,990	3,172,746	34
㈱ジェイコム北九州 (北九州市小倉南区)	同上	5,021,203	541,771	320,924 (0)	32,525	5,916,423	87
土浦ケーブルテレビ㈱ (茨城県土浦市)	同上	2,951,531	327,975	― (―)	54,494	3,334,000	56
㈱ジェイコム関西 (大阪市天王寺区)	同上	19,818,798	5,187,192	99,917 (1)	521,557	25,627,464	428
福岡ケーブル ネットワーク㈱ (福岡市中央区)	同上	4,965,474	2,342,880	121,445 (1)	95,977	7,525,776	148
浦和ケーブル・テレビ ・ネットワーク㈱ (埼玉県さいたま市)	同上	3,122,705	537,458	― (―)	120,266	3,780,429	59
㈱ジェイコム湘南 (神奈川県横須賀市)	同上	9,791,013	1,992,388	197,160 (1)	274,303	12,254,864	172
㈱ケーブルネット 神戸芦屋 (神戸市中央区)	同上	3,570,486	268,851	52,300 (0)	195,842	4,087,479	43
㈱メディアさいたま (埼玉県さいたま市)	同上	4,641,491	437,212	― (―)	50,183	5,128,886	57
㈱ジェイコム関東 (東京都豊島区)	同上	19,177,719	2,363,233	193,941 (3)	498,680	22,233,573	318
㈱ジェイコム札幌 (札幌市豊平区)	同上	7,100,827	630,342	372,558 (4)	277,299	8,381,026	93

(注) 1 主な賃借設備

九州電力㈱ 福岡市博多区・西区光ファイバー心線(幹線設備)

年間リース料 25,771千円 リース契約残高 457,444千円

2 その他は工具・器具及び備品並びに建設仮勘定であります。

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

会社名	所在地	設備の内容	投資予定額(千円) 総額	投資予定額(千円) 既支払額	資金調達方法	着手年月	完了予定年月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱ジェイコム湘南 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都豊島区 東京都練馬区 神奈川県横須賀市 福岡市中央区	加入者設備工事	20,981,083	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関東 土浦ケーブルテレビ㈱ ㈱ジェイコム湘南 ㈱ジェイコム東京 他13社	東京都豊島区 茨城県土浦市 神奈川県横須賀市 東京都練馬区	幹線延伸工事(タップ増設を含む)	3,384,523	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム札幌 ㈱ジェイコム関西 ㈱メディアさいたま 他13社	札幌市豊平区 大阪市天王寺区 さいたま市高鼻町	幹線の広帯域化・電話事業対応アップグレード	3,249,035	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム札幌 ㈱メディアさいたま ㈱ジェイコム関西 他14社	札幌市豊平区 さいたま市高鼻町 大阪市天王寺区	集合住宅設備のインターネット事業対応アップグレード	1,143,956	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム東京 ㈱ジェイコム関西 福岡ケーブルネットワーク㈱ 他15社	東京都練馬区 大阪市天王寺区 福岡市中央区	デジタル化対応設備投資	2,521,976	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱メディアさいたま 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都豊島区 東京都練馬区 さいたま市高鼻町 福岡市中央区	集合住宅への引込線工事及び電話事業対応	6,414,160	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関西 ㈱ジェイコム東京 ㈱ジェイコム関東 ㈱ジェイコム湘南 他14社	大阪市天王寺区 東京都練馬区 東京都豊島区 神奈川県横須賀市	電話事業に係る交換機及びホストデジタルターミナルおよび伝送装置等	5,513,630	―	自己資金及び借入	平成15年1月	平成15年12月

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の除却等

該当事項はありません。

当社は同軸ケーブルの幹線部分のアップグレードを実施しており、既存の設備の一部は工事の進展に伴い置き換えられる予定です。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
計	15,000,000

②　【発行済株式】

種類	事業年度末現在発行数(株)(平成14年12月31日)	提出日現在発行数(株)(平成15年３月28日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	3,934,285.74	3,934,285.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式(注)
計	3,934,285.74	3,934,285.74	―	―

(2)　【新株予約権等の状況】

①　新株予約権

平成14年７月８日開催の臨時株主総会決議によるもの

	事業年度末現在(平成14年12月31日)	提出日の前月末現在(平成15年２月28日)
新株予約権の数(個)	4,889	4,875
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	29,334 (新株予約権１個当たりの目的となる株式の数　６株)	29,250 (新株予約権１個当たりの目的となる株式の数　６株)
新株予約権の行使時の払込金額	新株予約権１個につき552,000円	同左
新株予約権の行使期間	自　平成14年９月12日 至　平成24年８月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株予約権の行使の条件	※	同左
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※新株予約権行使の条件

1　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株予約権を行使することができます。

2　新株予約権は、下記６の場合を除き、割当対象者に限り行使することができます。

3　割当対象者（但し、新株予約権の割当に際して取締役会が定める割当対象者名簿（以下、単に「割当対象者名簿」という。）に「非管理職」として記載されている割当対象者を除く。）は、平成15年９月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができ

ます。なお、以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とします。

(ア) 平成15年9月12日から平成16年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができます。

(イ) 平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができます。

(ウ) 平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができます。

(エ) 平成18年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記3及び4の定めにかかわらず、下記8記載の「新株予約権割当契約」に定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記8記載の「新株予約権割当契約」に定めるところによるものとします。

7 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8 上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

② 商法等の一部を改正する法律（平成13年法律第128号）による改正前の商法（以下「旧商法」という。）第280条ノ19の規定に基づくストックオプションの内容等は次のとおりであります。

平成12年８月23日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成14年12月31日)	提出日の前月末現在 (平成15年２月28日)
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数（株）	2,088	2,088
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成12年９月11日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者（但し、非管理職を除く。）は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には、１株に切り上げた数とします。

（ア）平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

（イ）平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

（ウ）平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

（エ）平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　新株引受権付与後、被付与者が、当社又は当社グループ事業会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記３及び４の定めに拘らず、下記７記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

6　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記７記載の「新株引受権付与契約」に定めるところによるものとします。

7　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成12年８月23日開催の当社臨時株主総会決議及び同日開催の当社取締役会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

8　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付

与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

平成13年5月1日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成14年12月31日)	提出日の前月末現在 (平成15年2月28日)
新株引受権の数	—	—
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	126,706	126,586
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自 平成13年9月12日 至 平成22年8月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額 92,000円 資本組入額 46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1 被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株引受権を行使することができます。

2 新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3 被付与者（但し、非管理職を除く。）は、平成13年9月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が1株に満たない端数がある場合には、1株に切り上げた数とします。

（ア）平成13年9月12日から平成14年9月11日までは、付与株式数の4分の1について、行使することができる。

（イ）平成14年9月12日から平成15年9月11日までは、付与株式数の4分の2について、行使することができる。

（ウ）平成15年9月12日から平成16年9月11日までは、付与株式数の4分の3について、行使することができる。

（エ）平成16年9月12日から平成22年8月23日までは、付与株式数のすべてについて、行使することができる。

4 被付与者のうち非管理職については、平成14年9月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年8月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5 上記3及び4の定めにかかわらず、被付与者のうち、新株引受権付与時点において、当社又は当社のグループ事業会社の役員若しくは従業員の地位を退任若しくは退職している認定支援者で当社が特に指定した者については、会社の新規株式公開の日又は平成13年9月12日のいずれか後に到来する日から2年間に限り、付与された新株引受権の全部又は一部を行使することができます。

6 新株引受権付与後、被付与者が、当社又は当社グループ会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記3及び4の定めに拘らず、下記8記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

7 新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株予約権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記8記載の「新株引受権付与契約」に定めるところによるものとします。

8 上記の他、被付与者が当社又は当社のグループ事業会社の役員又は従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成13年4月27日開催の取

締役会決議及び平成13年５月１日開催の当社臨時株主総会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

9　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成10年1月21日 (注) 1	40,000.00	594,000.00	2,000,000	29,700,000	—	—
平成10年4月10日 (注) 2	80,000.00	674,000.00	4,000,000	33,700,000	—	—
平成11年7月28日 (注) 3	124,000.00	798,000.00	6,200,000	39,900,000	—	—
平成12年2月26日 (注) 4	54,000.00	852,000.00	2,700,000	42,600,000	—	—
平成12年5月10日 (注) 5	66,000.00	918,000.00	3,300,000	45,900,000	—	—
平成12年9月1日 (注) 6	393,428.58	1,311,428.58	1,100,000	47,000,000	1,637,589	1,637,589
平成12年9月30日 (注) 7	2,622,857.16	3,934,285.74	2,622	47,002,622	—	1,637,589

(注) 1 有償株主割当 (554:40) 発行価格 50,000円
資本組入額 50,000円
2 有償株主割当 (594:80) 発行価格 50,000円
資本組入額 50,000円
3 有償株主割当 (674:124) 発行価格 50,000円
資本組入額 50,000円
4 有償株主割当 (798:54) 発行価格 50,000円
資本組入額 50,000円
5 有償株主割当 (852:66) 発行価格 50,000円
資本組入額 50,000円
6 ㈱タイタス・コミュニケーションズ(現㈱ジェイコム関東)との株式交換(交換比率1:約0.32)
7 有償株主割当(1:2) 発行価格 1円
資本組入額 1円

(4) 【所有者別状況】

(平成14年12月31日現在)

区分	株式の状況								端株の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主(人)	—	1	—	3	5	1	—	9	—
所有株式数(株)	—	303,500	—	1,584,734	2,046,051	13,409	—	3,934,285	0.74
所有株式数の割合(%)	—	7.71	—	40.28	52.01	0.34	—	100.00	—

(注) 自己株式0.34株は「端株の状況」に含めて記載しております。

(5) 【大株主の状況】

(平成14年12月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
住友商事㈱	東京都中央区晴海1－8－11	1,427,346.00	36.28
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	28.00
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052-6399, USA	605,296.06	15.39
シティトラスト信託銀行㈱	東京都品川区2－3－14 シティコープセンター	303,500.00	7.71
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	7.00
三井物産㈱	東京都千代田区大手町1－2－1	78,694.00	2.00
松下電器産業㈱	大阪府門真市大字門真1006	78,694.00	2.00
Liberty Japan II, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.28
リー ダニエルズ	東京都渋谷区大山町33－9	13,409.34	0.34
計	―	3,934,285.40	100.00

(注) Liberty Japan II, Inc. の所有株式50,346株は、住友商事㈱から平成14年3月28日付で証券取引法に基づく公開買付により取得したものです。

(6) 【議決権の状況】

① 【発行済株式】

(平成14年12月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	―	―	―
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	―	―	―
完全議決権株式(その他)	普通株式 3,934,285.00	3,934,285	権利内容に何ら限定のない当社における標準的な株式
端株	普通株式 0.74	―	同上 (注)
発行済株式総数	3,934,285.74	―	―
総株主の議決権	―	3,934,285	―

(注) 端株には、当社所有の自己株式0.34株が含まれております。

② 【自己株式等】

(平成14年12月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
―	―	―	―	―	―
計	―	―	―	―	―

(7) 【ストックオプション制度の内容】

① 平成14年7月8日開催の臨時株主総会決議によるもの

平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てました。

決議年月日	平成14年7月8日臨時株主総会決議
付与対象者の区分及び人数	当社取締役1名、当社監査役1名、当社従業員499名、当社の子会社及び関連会社の取締役、監査役及び従業員246名
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株予約権の行使時の払込金額	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

② 平成12年８月23日開催の臨時株主総会決議によるもの

平成12年８月23日開催の当社臨時株主総会の特別決議及び同日開催の当社取締役会決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与いたしました。

決議年月日	平成12年８月23日臨時株主総会決議
付与対象者の区分及び人数	平成12年８月23日開催の当社臨時株主総会終結時に在任または在籍する当社の取締役７名、従業員378名、平成12年９月１日付けで新たに当社の取締役として就任した者６名及び同日付で新たに当社の従業員として入社した者６名並びに新事業創出促進法第11条の５第２項に定める当社認定支援者1,505名
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

③ 平成13年５月１日開催の臨時株主総会決議によるもの

平成13年４月27日開催の当社取締役会の決議及び平成13年５月１日開催の当社臨時株主総会の特別決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与致しました。

決議年月日	平成13年５月１日臨時株主総会決議
付与対象者の区分及び人数	平成13年５月１日開催の当社臨時株主総会の特別決議に基づく新株引受権にかかる権利付与日において当社に在任または在職する当社の取締役12名、従業員461名、及び新事業創出促進法第11条ノ５第２項に定める当社認定支援者1,397名。但し、付与対象者のうち、平成12年８月23日開催の当社臨時株主総会の特別決議に基づき商法第280条ノ19及び新事業創出促進法第11条ノ５第２項に定める新株引受権を付与された者については、当社の求めに従って、所定の期間内に当該新株引受権全てにつき放棄を行ったことを条件とします。
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

2 【自己株式の取得等の状況】

(1) 【定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3 【配当政策】

当社は株主に対する利益還元を経営の重要な課題の一つとして位置付けています。しかしながら、当社は累積損失を計上し、設立以来配当を実施しておらず、内部留保資金もありません。また当面は当社事業の確立、発展のために多くの資金を必要としておりますので、当社は、配当金による株主への利益還元は当面実施しない予定であります。

4 【株価の推移】

当社株式は、非上場であり、かつ店頭登録もしておりませんので、該当事項はありません。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役社長 代表取締役		森　泉　知　行	昭和23年1月3日生	昭和45年4月 平成5年1月 平成7年1月 平成8年10月 平成12年2月 平成15年1月 平成15年3月	住友商事㈱入社 米国住友商事会社　SCOA投資事業部 米国住友商事会社　Phoeniscor Inc. 会長 ジュピター・ショップチャンネル㈱代表取締役 ㈱ジュピター・プログラミング代表取締役 ジュピターサテライト放送㈱代表取締役 当社社長付 当社代表取締役社長就任（現在）	—
取締役副社長 代表取締役		グレゴリー アームストロング	昭和21年9月27日生	昭和46年1月 平成6年8月 平成10年1月 平成12年9月 平成14年1月	Viacom Cablevision of SF入社 Tele-Communications International, Inc. 入社 Senior Vice President of Cable Operation Liberty Media International, Inc. Managing Director, Latin America On Command Corporation Executive Vice President and Chief Operating Officer 当社代表取締役副社長就任（現在）	—
取締役副社長	企画・管理担当	吉　田　幸　弘	昭和20年8月10日生	昭和43年4月 平成3年6月 平成8年2月 平成10年4月 平成11年4月 平成13年4月 平成14年3月 平成15年3月	住友商事㈱入社 同投資事業本部海外事業部長 米国住友商事会社（同社投資事業部長） 住友商事㈱理事兼米国住友商事会社（同社副社長） 同理事　メディア事業本部副本部長 同理事　情報産業総括部長（現在） 当社監査役就任 当社取締役副社長就任（現在）	—
常務取締役	財務・経理担当	庄　子　　進	昭和17年2月12日生	昭和40年4月 平成6年7月 平成8年6月 平成9年9月	住友商事㈱入社 同社機電経理部長 当社取締役就任 当社常務取締役就任（現在）	—
常務取締役	対外企画担当	平　山　泰　史	昭和19年1月9日生	昭和42年4月 昭和63年3月 平成8年1月 平成8年6月 平成9年9月	住友商事㈱入社 米国住友商事 当社社長室長 当社取締役就任 当社常務取締役就任（現在）	—

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		中井戸 信英	昭和21年年11月1日生	昭和46年4月 平成4年6月 平成9年4月 平成10年4月 平成10年6月 平成11年4月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 機械システム部長 米国住友商事会社（同社サンフランシスコ支店長兼サンタクララ駐在員事務所長） 住友商事㈱理事 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部長 同社 取締役 ネットワーク事業本部長 eビジネス事業部担当 同社 代表取締役常務 情報産業事業部門長補佐 ネットワーク事業本部長 eビジネス事業担当（現在） 当社取締役就任（現在）	—
取締役		吉井 伸吾	昭和22年年8月23日生	昭和46年4月 平成7年8月 平成10年4月 平成12年4月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 名古屋支社機電部長 同社 情報通信第一事業部長 兼中部支社機電部長 同社 理事 メディア事業本部副本部長 情報産業業務部長 情報通信第一事業部長 同社 理事 ネットワーク事業本部副本部長 eビジネス事業部副担当 同社 理事 メディア事業本部長（現在） 当社取締役就任（現在）	—
取締役		青木 二仁	昭和22年3月13日生	昭和45年5月 平成10年12月 平成11年3月 平成11年4月 平成13年4月 平成14年4月	住友商事㈱入社 住友商事㈱ケーブルテレビ事業部長 当社取締役就任(現在) 住友商事㈱ケーブルテレビ・衛星事業部長 同社理事 メディア事業本部副本部長 ケーブルテレビ・衛星事業部長(現在) 同社理事 情報産業事業部門長付(現在)	—
取締役		ミランダ カーチス	昭和30年11月26日生	平成4年5月 平成7年1月 平成8年9月 平成11年2月	TCI International, Inc.入社 当社取締役就任(現在) 同社 Executive Vice President Liberty Media International, Inc. President(現在)	—
取締役		グラハム ホリス	昭和27年1月9日生	平成6年7月 平成7年5月 平成10年3月 平成12年9月	TCI International, Inc.入社 同社(現 Liberty Media International, Inc.) Executive Vice President & CFO(現在) 当社監査役就任 当社取締役就任(現在)	—
取締役		西村 泰亘	昭和10年10月25日生	昭和34年4月 平成7年1月 平成10年3月 平成10年11月 平成12年9月	住友商事㈱入社 当社代表取締役社長 当社顧問 Liberty Media Corp.在日顧問(現在) 当社取締役就任(現在)	—

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		ヘンリー ヴィジル	昭和33年1月9日生	平成7年9月 平成9年1月 平成11年1月 平成12年9月	Microsoft Corp. General Manager, Internet Commerce Business Unit 同社 Senior Director, Digital Television Grp. 同社 Vice President, Consumer Strategy & Partnerships(現在) 当社取締役就任(現在)	—
取締役		サンジェイ チェッダ	昭和41年11月24日生	昭和63年8月 平成4年9月 平成7年8月 平成8年10月 平成10年5月 平成11年1月 平成13年5月 平成15年3月	Salomon Brothers Corporate Financial Analyst Microsoft Corp. Product Manager, Consumer Division 同社 Product Planning Manager, MSN 同社 Program Manager, Internet Platforms and Tools Division, Commercial Systems Division Group Program Manager, Platforms Division Director, Business Development and Investments Managing Director, Corporate Development (現在) 当社取締役就任 (現在)	—
監査役 常勤		小林孔次	昭和22年4月4日生	昭和45年4月 昭和61年5月 平成4年4月 平成7年12月 平成11年6月 平成14年1月 平成14年3月	住友商事㈱入社 米国住友商事会社(ニューヨーク駐在) 同社財経本部資金部長付 同社財務グループ財務部参事(シンガポール駐在) SUMICORP CAPITAL ASIA PTE.LTD.事務従事 同社財務グループ参事(ロンドン駐在) SUMITOMO CORPORATION CAPITAL EUROPE PLC事務従事 同社メディア事業本部参事(現在) 当社監査役就任(現在)	—
監査役		林　正俊	昭和31年1月20日	昭和53年4月 平成8年7月 平成12年5月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 メディア事業本部長付 同社 情報産業業務部長付 同社 情報産業総括部長付 同社 メディア事業本部映像メディア事業部長 同社 情報産業総括部長 (現在) 当社監査役就任 (現在)	—
監査役		ダリル ドーリントン	昭和19年3月9日生	平成8年1月 平成10年3月 平成10年5月 平成12年9月	㈱ジュピタープログラミングCOO就任 当社取締役就任 Liberty Media International, Inc. General Manager (Japan)(現在) 当社監査役就任(現在)	—
監査役		スー ブロヴァン	昭和40年5月28日生	平成7年7月 平成10年7月 平成12年9月	TCI International, Inc. Controller Liberty Media International, Inc. Director of Finance(現在) 当社監査役就任(現在)	—
計						—

(注)　監査役小林孔次、林　正俊、スー　ブロヴァンは「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

第5 【経理の状況】

1 連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しております。

なお、前事業年度(平成13年1月1日から平成13年12月31日まで)は、改正前の財務諸表等規則に基づき、当事業年度(平成14年1月1日から平成14年12月31日まで)は、改正後の財務諸表等規則に基づいて作成しております。

2 監査証明について

当社は、証券取引法第193条の2の規定に基づき、前連結会計年度(平成13年1月1日から平成13年12月31日まで)及び前事業年度(平成13年1月1日から平成13年12月31日まで)並びに当連結会計年度(平成14年1月1日から平成14年12月31日まで)及び当事業年度(平成14年1月1日から平成14年12月31日まで)の連結財務諸表及び財務諸表について、朝日監査法人の監査を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度(平成13年12月31日) 金額(千円)		構成比(%)	当連結会計年度(平成14年12月31日) 金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			8,752,714			4,989,062	
2 受取手形及び売掛金			7,792,846			8,692,023	
3 たな卸資産			5,656,256			4,595,656	
4 その他			4,050,220			5,292,740	
貸倒引当金			△151,840			△243,805	
流動資産合計			26,100,196	11.4		23,325,676	9.1
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物及び構築物	※2,3	136,965,470			144,005,585		
減価償却累計額		△35,451,612	101,513,858		△42,281,142	101,724,443	
(2) 機械装置及び運搬具	※2,3	23,111,329			32,720,710		
減価償却累計額		△9,408,536	13,702,793		△12,843,127	19,877,583	
(3) 工具・器具及び備品	※2	2,692,331			2,561,197		
減価償却累計額		△1,508,627	1,183,704		△1,364,982	1,196,215	
(4) 土地	※2		1,630,886			1,981,230	
(5) 建設仮勘定			2,278,578			1,580,872	
有形固定資産合計			120,309,819	52.3		126,360,343	49.4
2 無形固定資産							
(1) 営業権			386,692			261,517	
(2) 連結調整勘定			9,634,753			6,897,550	
(3) ソフトウェア			894,649			2,160,174	
(4) その他			63,430			68,350	
無形固定資産合計			10,979,524	4.8		9,387,591	3.7
3 投資その他の資産							
(1) 投資有価証券	※1		3,182,051			3,901,406	
(2) 長期貸付金			575,767			546,527	
(3) 長期前払費用			65,373,203			88,039,326	
(4) その他			3,440,288			4,113,475	
貸倒引当金			△59,925			△85,146	
投資その他の資産合計			72,511,384	31.5		96,515,588	37.8
固定資産合計			203,800,727	88.6		232,263,522	90.9
Ⅲ 繰延資産							
1 開業費			11,831			466	
2 新株発行費			81,026			16,020	
繰延資産合計			92,857	0.0		16,486	0.0
資産合計			229,993,780	100.0		255,605,684	100.0

区分	注記番号	前連結会計年度 (平成13年12月31日) 金額(千円)		構成比(%)	当連結会計年度 (平成14年12月31日) 金額(千円)		構成比(%)
(負債の部)							
Ⅰ 流動負債							
1 買掛金			15,255,415			14,535,581	
2 短期借入金	※2		199,199,235			238,925,140	
3 賞与引当金			—			654,948	
4 未払法人税等			88,970			323,917	
5 その他			7,207,710			5,223,432	
流動負債合計			221,751,330	96.4		259,663,018	101.6
Ⅱ 固定負債							
1 長期借入金	※2		27,268,025			28,096,985	
2 退職給付引当金			1,269,767			1,663,892	
3 その他			5,574,250			5,422,908	
固定負債合計			34,112,042	14.8		35,183,785	13.8
負債合計			255,863,372	111.3		294,846,803	115.4
(少数株主持分)							
少数株主持分			6,287,520	2.7		4,004,562	1.6
(資本の部)							
Ⅰ 資本金			47,002,623	20.4		47,002,623	18.4
Ⅱ 資本準備金			1,637,590	0.7		1,637,590	0.6
Ⅲ 欠損金			80,797,325	△35.1		91,885,894	△35.9
資本合計			△32,157,112	△14.0		△43,245,681	△16.9
負債、少数株主持分及び資本合計			229,993,780	100.0		255,605,684	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日) 金額(千円)		百分比(%)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		百分比(%)
Ⅰ 売上高			92,206,714	100.0		125,501,750	100.0
Ⅱ 売上原価			67,144,761	72.8		80,328,706	64.0
売上総利益			25,061,953	27.2		45,173,044	36.0
Ⅲ 販売費及び一般管理費							
1 給料・諸手当		23,951,001			28,382,566		
2 設備賃借料		3,959,784			4,454,761		
3 連結調整勘定償却額		4,315,349			3,284,773		
4 その他		13,028,935	45,255,069	49.1	16,843,606	52,965,706	42.2
営業損失			20,193,116	△21.9		7,792,662	△6.2
Ⅳ 営業外収益							
1 受取利息		16,274			15,503		
2 受取配当金		203			1,214		
3 持分法による投資利益		—			139,498		
4 損害保険受取金		24,986			35,685		
5 その他		504,689	546,152	0.6	681,148	873,048	0.7
Ⅴ 営業外費用							
1 支払利息		2,694,666			2,036,312		
2 支払保証料		—			1,059,799		
3 持分法による投資損失		247,797			—		
4 営業権償却		88,406			124,157		
5 たな卸資産処分損		262,079			80,923		
6 新株発行費償却		92,649			60,056		
7 その他		556,605	3,942,202	4.3	558,144	3,919,391	3.1
経常損失			23,589,166	△25.6		10,839,005	△8.6
Ⅵ 特別利益							
1 補助金収入		1,221,369			487,689		
2 その他		229,395	1,450,764	1.6	37,994	525,683	0.4
Ⅶ 特別損失							
1 固定資産除却損	※1	2,425,428			1,156,979		
2 退職給付会計基準変更時差異償却		309,478			—		
3 その他		73,683	2,808,589	3.0	46,421	1,203,400	1.0
税金等調整前当期純損失			24,946,991	△27.0		11,516,722	△9.2
法人税、住民税及び事業税			89,872	0.1	332,524		
法人税等調整額			—		△32,482	300,042	0.2
少数株主損失			1,591,457	1.7		728,195	0.6
当期純損失			23,445,406	△25.4		11,088,569	△8.8

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日) 金額(千円)		当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)	
Ⅰ 欠損金期首残高			57,351,919		80,797,325
Ⅱ 欠損金増加高			—		—
Ⅲ 当期純損失			23,445,406		11,088,569
Ⅳ 欠損金期末残高			80,797,325		91,885,894

④【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日) 金額(千円)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー			
1 税金等調整前当期純損失		△24,946,991	△11,516,722
2 減価償却費		18,437,704	21,751,559
3 連結調整勘定償却額		4,315,349	3,284,773
4 新株発行費償却		92,649	60,056
5 貸倒引当金の増加額(又は減少額(△))		△127,327	117,186
6 受取利息及び受取配当金		△16,477	△16,717
7 支払利息		2,694,666	2,036,312
8 支払保証料		—	1,059,799
9 持分法による投資利益(△)(又は投資損失)		247,797	△139,498
10 固定資産除却損		2,425,428	1,156,979
11 売上債権の増加額		△562,600	△900,092
12 たな卸資産の減少額		75,486	1,060,600
13 仕入債務の減少額(△)		△699,841	△64,886
14 その他の流動資産の減少額(又は増加額(△))		376,502	△107,167
15 補助金収入		△1,221,369	△487,689
16 営業権償却		88,406	124,157
17 その他		1,438,236	349,767
小計		2,617,618	17,768,417
18 利息及び配当金の受取額		16,477	16,717
19 利息の支払額		△2,863,525	△2,024,939
20 保証料の支払額		—	△1,493,324
21 補助金の受取額		828,673	841,695
22 法人税等の支払額		△53,822	△65,095
営業活動によるキャッシュ・フロー		545,421	15,043,471
Ⅱ 投資活動によるキャッシュ・フロー			
1 有形固定資産の取得による支出		△31,062,567	△21,715,928
2 長期前払費用の支払額		△27,015,700	△32,042,019
3 投資有価証券の取得による支出		△5,076,853	△2,684,033
4 連結の範囲の変更を伴う子会社株式の取得による支出		△2,721,114	—
5 その他		△919,856	△224,958
投資活動によるキャッシュ・フロー		△66,796,090	△56,666,938
Ⅲ 財務活動によるキャッシュ・フロー			
1 短期借入金の純増加額		73,439,980	39,899,320
2 長期借入れによる収入		5,541,620	3,330,000
3 長期借入金の返済による支出		△7,593,526	△2,674,455
4 その他		△59,933	4,950
財務活動によるキャッシュ・フロー		71,328,141	40,559,815
Ⅳ 現金及び現金同等物に係る換算差額		—	
Ⅴ 現金及び現金同等物の増加額		5,077,472	△1,063,652
Ⅵ 現金及び現金同等物の期首残高		3,675,242	8,752,714
Ⅶ 現金及び現金同等物の期末残高		8,752,714	7,689,062

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自　平成13年１月１日 至　平成13年12月31日)	当連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)
1　連結の範囲に関する事項 連結子会社　　22社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1　企業の概況　4　関係会社の状況」に記載しております。 前連結会計年度において持分法適用会社であったアットホームジャパン㈱は、当連結会計年度中の株式の追加取得により、連結子会社となっております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった堺ケーブルテレビ㈱を吸収合併しております。 前連結会計年度において持分法適用会社であった㈱藤沢ケーブルテレビは、当連結会計年度における株式の追加取得により連結子会社となり、同じく連結子会社であった㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、㈱ジェイコム湘南と商号を変更しております。 当連結会計年度における株式の新規取得により、㈱和泉シーエーティヴィ、㈱ケーブルネットワークやちよ、㈱スーパーネットワークユーの3社を新たに連結子会社としております。 前連結会計年度において連結子会社であった㈱ジュピター群馬は㈱ジェイコム群馬に、同じく連結子会社であった㈱タイタス・コミュニケーションズは㈱ジェイコム関東に、同じく連結子会社であった㈱タイタス相鉄は㈱ジェイコム大和に商号を変更しております。	1　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1　企業の概況　4　関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱及び和泉シーエーティヴィ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当連結会計年度における新規設立により、㈲ジェイコムファイナンスを新たに連結子会社としております。 前連結会計年度において連結子会社であったアットホームジャパン㈱は、当連結会計年度に、アットネットホーム㈱と商号を変更しております。
2　持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、ケーブルスカイネット企画㈱	2　持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、グリーンシティケーブルテレビ㈱ 当連結会計年度における株式の新規取得により、グリーンシティケーブルテレビ㈱を新たに持分法適用会社としております。 前連結会計年度において持分法適用会社であったケーブルスカイネット企画㈱は当連結会計年度において清算しております。
3　連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。	3　連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。

前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
4 会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ 有価証券 その他有価証券 移動平均法に基づく原価法によっております。	4 会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ 有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法(評価差額は全部資本注入法により処理し、売却原価は主として移動平均法により算定)によっております。 時価のないもの 移動平均法に基づく原価法によっております。
ロ たな卸資産 主として移動平均法に基づく低価法によっております。	ロ たな卸資産 同左
(2) 重要な減価償却資産の減価償却の方法 イ 有形固定資産 定額法によっております。なお、耐用年数及び残存価額については法人税法に規定する方法と同一の基準によっておりますが、「建物及び構築物」に含めております幹線・分配線については、見積耐用年数(15年)に基づいております。	(2) 重要な減価償却資産の減価償却の方法 イ 有形固定資産 同左
ロ 無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間に基づく定額法によっております。 営業権 商法に基づく期間均等償却を行っております。	ロ 無形固定資産 ソフトウェア 同左 営業権 同左
ハ 長期前払費用 定額法によっております。(償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)	ハ 長期前払費用 同左
(3) 繰延資産の処理方法 イ 開業費 商法に基づく期間均等償却を行っております。 ロ 新株発行費 商法に基づく期間均等償却を行っております。	(3) 繰延資産の処理方法 イ 開業費 同左 ロ 新株発行費 同左
(4) 重要な引当金の計上基準 イ 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。	(4) 重要な引当金の計上基準 イ 貸倒引当金 同左
	ロ 賞与引当金:従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。
ロ 退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上しております。	ハ 退職給付引当金 同左

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左
(6) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められる以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(6) 重要なリース取引の処理方法 同左
(7) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	(7) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左 ロ　ヘッジ手段とヘッジ対象 同左 ハ　ヘッジ方針 同左 ニ　ヘッジ有効性評価の方法 同左
(8) 消費税等の会計処理 税抜方式によっております。	(8) 消費税等の会計処理 同左
5　連結子会社の資産及び負債の評価に関する事項 連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	5　連結子会社の資産及び負債の評価に関する事項 同左
6　連結調整勘定の償却に関する事項 連結調整勘定の償却については、原則として5年間の均等償却としております。	6　連結調整勘定の償却に関する事項 同左
7　利益処分項目等の取扱いに関する事項 剰余金計算書は、連結会計年度中に確定した連結会社の損失処理に基づいて作成しております。	7　利益処分項目等の取扱いに関する事項 同左
8　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。	8　連結キャッシュ・フロー計算書における資金の範囲 同左

(表示方法の変更)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
――――――	(連結損益計算書) 前連結会計年度において営業外費用の「支払利息」に含めておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため、「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。 (連結キャッシュフロー計算書) 前連結会計年度において、営業活動によるキャッシュ・フローの「支払利息」に含めて表示しておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。

(追加情報)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(退職給付会計) 当連結会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会　平成10年6月16日))を適用しております。会計基準変更時差異につきましては、当連結会計期間に一括して特別損失に計上しております。 この結果、従来の方法によった場合に比べ、当連結会計期間の退職給付費用が426,107千円増加し、経常損失は116,629千円、税金等調整前当期純損失は426,107千円それぞれ増加しております。 また、「退職給与引当金」は「退職給付引当金」に含めて表示しております。	――――――
(金融商品会計) 当連結会計期間から、金融商品に係る会計基準(金融商品に係る会計基準の設定に関する意見書(企業会計審議会　平成11年1月22日))を適用し、有価証券の評価の方法及び貸倒引当金の設定方法等について変更しております。この変更が損益に及ぼす影響は軽微であります。 また、期首時点で保有する有価証券の保有目的を検討し、全ての有価証券は投資有価証券(投資その他の資産の「その他」に含む)として表示しております。これにより流動資産の有価証券から投資有価証券に期首時点で2,505千円振り替えております。 当連結会計期間において、その他有価証券のうち時価のあるものについては、平成12年大蔵省令第9号附則第3項により、時価評価は行っておりません。 なお、当連結会計期間末日におけるその他有価証券に係る貸借対照表計上額は2,505千円、時価は1,591千円、その他有価証券評価差額金相当額は△530千円、及び繰延税金資産相当額は384千円であります。	――――――
(外貨建取引等会計処理基準) 当連結会計期間から改定後外貨建取引会計処理基準(「外貨建取引会計処理基準の改定に関する意見書」(企業会計審議会　平成11年10月22日))を適用しております。この変更による影響はありません。	――――――
――――――	(賞与引当金) 従来、流動負債の「その他」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年2月14日)が公表されたことにより、当連結会計年度から「賞与引当金」として表示しております。なお、前連結会計年度末の未払従業員賞与は583,587千円であります。

次へ

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成13年12月31日)	当連結会計年度 (平成14年12月31日)
※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　928,842千円 ※2　担保資産 このうち設備資金借入金7,915,980千円(長期借入金7,424,815千円、一年内返済予定の長期借入金491,165千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　6,301,015千円 機械装置及び運搬具　317,509 土地　433,990 計　7,052,514 ※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,432,741千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,181,996千円、機械装置及び運搬具250,745千円であります。 4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　101,818千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　715,960千円 摘要　銀行借入保証	※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　1,373,784千円 ※2　担保資産 このうち設備資金借入金7,424,815千円(長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　4,125,748千円 機械装置及び運搬具　259,770 土地　433,990 計　4,819,508 ※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。 4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証

次へ

(連結損益計算書関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
※1　固定資産除却損の内容は、次の通りであります。 建物及び構築物　1,901,126千円 機械装置及び運搬具　59,434 工具・器具及び備品　83,170 建設仮勘定　108,117 ソフトウェア　273,581 計　2,425,428	※1　固定資産除却損の内容は、次の通りであります。 建物及び構築物　975,736千円 機械装置及び運搬具　57,571 工具・器具及び備品　65,214 建設仮勘定　33,875 ソフトウェア　24,583 計　1,156,979 2　当期に実施した補助金及び工事負担金による圧縮記帳額は、39,661千円であります。

前へ　　次へ

(連結キャッシュ・フロー計算書関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高　8,752,714千円 現金及び現金同等物期末残高　8,752,714 2　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに㈱藤沢ケーブルテレビ、㈱ケーブルネットワークやちよ、和泉シーエーティヴィ㈱、アットホームジャパン㈱及び㈱スーパーネットワークユーを連結したことに伴う連結開始時の資産及び負債の内訳並びに当該株式の取得価額と取得のための支出(純額)との関係は次の通りであります。 流動資産　5,526,318千円 固定資産　7,151,440 繰延資産　4,576 連結調整勘定　5,231,222 流動負債　△4,947,030 固定負債　△2,053,667 少数株主持分　△2,670,533 株式の取得価額　8,242,326 期首株式取得価額　△1,166,551 当期取得価額　7,075,775 被合併会社の現金及び現金同等物　△4,354,661 差引：取得のための支出　2,721,114	1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高　4,989,062千円 預け金　2,700,000 現金及び現金同等物期末残高　7,689,062

(リース取引関係)

前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前連結会計年度

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
建物及び構築物	2,695,636	110,579	2,585,057
機械装置及び運搬具	979,244	446,135	533,109
工具・器具及び備品	35,939,990	10,912,015	25,027,975
ソフトウェア	465,436	142,652	322,784
合計	40,080,306	11,611,381	28,468,925

当連結会計年度

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
建物及び構築物	3,810,526	331,325	3,479,201
機械装置及び運搬具	908,311	469,216	439,095
工具・器具及び備品	44,229,766	16,359,900	27,869,866
ソフトウェア	654,083	259,610	394,473
合計	49,602,686	17,420,051	32,182,635

前連結会計年度	当連結会計年度
(2) 未経過リース料期末残高相当額	(2) 未経過リース料期末残高相当額
1年内 6,510,845千円	1年内 7,952,299千円
1年超 23,358,679	1年超 26,091,865
合計 29,869,524	合計 34,044,164
(3) 支払リース料、減価償却費相当額及び支払利息相当額	(3) 支払リース料、減価償却費相当額及び支払利息相当額
支払リース料 6,519,899千円	支払リース料 8,801,240千円
減価償却費相当額 5,724,653	減価償却費相当額 7,841,109
支払利息相当額 1,074,568	支払利息相当額 1,300,476
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	(5) 利息相当額の算定方法 同左
2 オペレーティングリース取引 未経過リース料	2 オペレーティングリース取引 未経過リース料
1年内 201,481千円	1年内 604,227千円
1年超 1,350,655	1年超 5,491,674
合計 1,552,136	合計 6,095,901

前へ 次へ

(有価証券関係)

前連結会計年度(平成13年12月31日現在)

有価証券

時価評価されていない有価証券

内容	連結貸借対照表計上額(千円)
その他有価証券	
非上場株式(店頭売買株式を除く)	3,179,546
合計	3,179,546

当連結会計年度(平成14年12月31日現在)

有価証券

1.時価のある有価証券

区分	取得原価(千円)	連結貸借対照表計上額(千円)	差額(千円)
その他有価証券			
株式	662	662	0
合計	662	662	0

2.時価評価されていない有価証券

内容	連結貸借対照表計上額(千円)
その他有価証券	
非上場株式(店頭売買株式を除く)	3,900,744
合計	3,900,744

前へ　　次へ

(デリバティブ取引関係)

1　取引の状況に関する事項

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を行なっております。 その他のデリバティブ取引はありません。	(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を行なっております。 その他のデリバティブ取引はありません。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 (ヘッジ手段とヘッジ対象) ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 (ヘッジ方針) 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 (ヘッジ有効性評価の方法) 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。
(2) 取引に対する取組方針 当社連結グループは、相場変動リスクにさらされている資産・負債に係るリスクを回避する目的にのみ、デリバティブ取引を利用する方針をとっております。	(2) 取引に対する取組方針 同左
(3) 取引に関わるリスクの内容 当社連結グループの先物為替予約取引は、為替相場の変動によるリスクをヘッジする目的で行なっております。為替予約取引は、取引実行後の為替変動による利得の機会を失うことを除き、市場リスクを有しておりません。 なお、当社連結グループは信用度の高い金融機関のみを取引相手として為替予約取引を行なっており、信用リスクはほとんどないと判断しております。	(3) 取引に関わるリスクの内容 同左
(4) 取引に係るリスク管理体制 当社連結グループは、外貨建の営業債務等発生の都度、財務部が為替持高規程に基づき、原則当該営業債務　と見合いの金額に紐付きで為替予約を付しております。	(4) 取引に係るリスク管理体制 同左
(5) 取引の時価等に関する事項についての補足説明 為替予約取引のうち、期末に外貨建金銭債権債務等に振り当てたことにより、当該外貨建金銭債権債務等の換算を通じて連結財務諸表に計上されているものは、時価等の開示の対象に含まれておりません。	(5) 取引の時価等に関する事項についての補足説明 同左

2　取引の時価等に関する事項

前連結会計年度末(平成13年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

当連結会計年度末(平成14年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

(退職給付関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 2　退職給付債務に関する事項 ①　退職給付債務　1,269,767千円 ②　退職給付引当金　1,269,767千円 (注1)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注2)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は729,595千円であります。 3　退職給付費用に関する事項 ①　勤務費用　135,959千円 ②　利息費用　33,039千円 ③　会計基準変更時差異の費用処理額　309,478千円 ④　数理計算上の差異の費用処理額　123,679千円 ⑤　退職給付費用　602,245千円 4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率3％ ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。 ⑤　会計基準変更時差異の処理年数 会計基準変更時差異は発生年度に一括費用処理しております。	1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 2　退職給付債務に関する事項 ①　退職給付債務　1,663,892千円 ②　退職給付引当金　1,663,892千円 (注1)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注2)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は1,484,390千円であります。 3　退職給付費用に関する事項 ①　勤務費用　225,228千円 ②　利息費用　38,093千円 ③　数理計算上の差異の費用処理額　166,868千円 ④　退職給付費用　430,249千円 4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率2.5％ ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。

(税効果会計関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)		当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	
繰延税金資産の発生の主な原因別の内訳		繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	39,948,329千円	税務上の繰越欠損金	39,663,097千円
その他	1,760,862	その他	4,788,944
繰延税金資産小計	41,709,191	繰延税金資産小計	44,452,041
評価性引当額	△41,709,191	評価性引当額	△44,452,041
繰延税金資産合計	—	繰延税金資産合計	—

前へ

(セグメント情報)

【事業の種類別セグメント情報】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前連結会計年度(自　平成13年１月１日　至　平成13年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報は該当ありません。

当連結会計年度(自　平成14年１月１日　至　平成14年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報は該当ありません。

【海外売上高】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

当社連結グループは海外売上高が発生しないため、記載を省略しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは海外売上高が発生しないため、記載を省略しております。

【関連当事者との取引】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接 37.56	兼任2	一般の商取引・当社への投資	営業取引以外の取引	支払保証料	450,088	支払保証料	—
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接 37.56	兼任2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	59,700,000	—	—
その他の関係会社	Liberty Japan, inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接 28.00	—	当社への投資	営業取引以外の取引	被債務保証	75,000,000	—	—
その他の関係会社	Microsoft Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接 15.39	—	当社への投資	営業取引以外の取引	被債務保証	56,300,000	—	—

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント㈱	東京都中央区	800,000	住商グループを中心とした融資等	—	—	短期資金の供給	営業取引以外の取引	資金の借入	17,645,000	短期借入金	27,700,000
									利息の支払	527,873	未払費用	3,167

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

当連結会計年度(自　平成14年１月１日　至　平成14年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事(株)	東京都中央区	169,431,637	総合商社	直接 36.28	兼任 2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	66,722,000	―	―
									保証料の支払	734,116	未払費用	36,452
その他の関係会社	Liberty Japan, Inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接 28.00	―	当社への投資	営業取引以外の取引	資金の借入	39,650,000	短期借入金	39,650,000
									利息の支払	300,698	未払費用	54,624
									被債務保証	97,150,000	―	―
									保証料の支払	407,264	未払費用	108,112
その他の関係会社	Microsoft Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接 15.39	―	当社への投資	営業取引以外の取引	資金の借入	6,613,000	短期借入金	6,613,000
									利息の支払	27,515	未払費用	5,729
									被債務保証	64,913,000	―	―
									保証料の支払	351,944	未払費用	98,736

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント(株)	東京都中央区	800,000	住商グループを中心とした融資等	―	―	短期資金の供給	営業取引以外の取引	資金の借入	7,022,000	短期借入金	34,722,000
									利息の支払	289,919	未払費用	2,036

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

（１株当たり情報）

前連結会計年度 (自　平成13年１月１日 至　平成13年12月31日)	当連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)
１株当たり純資産額　△8,173.56円 １株当たり当期純損失　5,959.25円 なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。	１株当たり純資産額　△10,992.00円 １株当たり当期純損失　2,818.45円 なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。

（重要な後発事象）

前連結会計年度 (自　平成13年１月１日 至　平成13年12月31日)	当連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)
株式の公開買付 　社の発行済株式総数の35％を有する株主であるリハティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化（各36.28％）することを目的として、証券取引法に基づく公開買付を実施致しました。 　平成14年３月28日現在の新株主構成は下記の通りです。 　住友商事㈱　36.28％ 　リバティメディアグループ　36.28％ 　Microsoft Holdings V, Inc　15.39％ 　日興シティ信託銀行㈱　7.71％ 　三井物産㈱　2.00％ 　松下電器産業㈱　2.00％ 　リー　ダニエルズ　0.34％ 　100.00％	１　プロジェクトファイナンスによる借入の合意 　平成15年１月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 　重要な担保提供資産の種類は下記のとおりです。 　幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２．株式の公開買付 　当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 　平成15年３月28日現在の新株主構成は下記の通りです。 　リバティメディアグループ　44.28％ 　住友商事㈱　28.28％ 　Microsoft Holdings V, Inc　15.39％ 　日興シティ信託銀行㈱　7.71％ 　三井物産㈱　2.00％ 　松下電器産業㈱　2.00％ 　リー　ダニエルズ　0.34％ 　100.00％

⑤【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高(千円)	当期末残高(千円)	平均利率(%)	返済期限
短期借入金	197,023,460	236,395,000	1.0162	—
1年以内に返済予定の長期借入金	2,175,775	2,530,140	0.8214	—
長期借入金(1年以内に返済予定のものを除く。)(注)2,3	27,628,025	28,096,985	0.4997	平成29年
その他の有利子負債	—	—	—	—
合計	226,467,260	267,022,125	—	—

(注) 1 「平均利率」については、期末借入金残高に対する加重平均利率を記載しております。

2 日本政策投資銀行からの無利息による長期借入金が22,246,915千円含まれております。

3 長期借入金(1年以内に返済予定のものを除く)に係る返済スケジュールは次の通りであります。

返済スケジュール	金額
平成16年12月期	2,950,430千円
平成17年12月期	3,136,550千円
平成18年12月期	4,991,000千円
平成19年12月期	2,389,000千円

(2)【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	前事業年度 (平成13年12月31日) 金額(千円)		構成比 (%)	当事業年度 (平成14年12月31日) 金額(千円)		構成比 (%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			270,110			383,603	
2 売掛金	※1		7,801,771			8,549,460	
3 商品			586,017			419,842	
4 前払費用			40,021			44,761	
5 前渡金			140,000			368,434	
6 短期貸付金	※1		163,733,000			194,529,000	
7 その他			117,211			2,901,293	
貸倒引当金			△3,034,316			△3,065,076	
流動資産合計			169,653,816	72.8		204,131,319	75.0
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物		1,079,644			1,178,561		
減価償却累計額		△72,573	1,007,070		122,854	1,055,707	
(2) 構築物		48,077			48,577		
減価償却累計額		△4,001	44,075		6,687	41,890	
(3) 工具・器具及び備品		130,239			297,584		
減価償却累計額		△43,752	86,487		72,632	224,951	
(4) 土地			429,042			429,042	
有形固定資産合計			1,566,675	0.7		1,751,590	0.6
2 無形固定資産							
(1) 商標権			8,463			6,352	
(2) ソフトウェア			314,041			1,069,267	
(3) 電話加入権			8,717			9,178	
無形固定資産合計			331,222	0.2		1,084,798	0.4
3 投資その他の資産							
(1) 投資有価証券			2,224,915			2,504,155	
(2) 関係会社株式			57,845,607			60,730,690	
(3) 関係会社出資金			—			3,000	
(4) 長期貸付金			349,967			290,975	
(5) 関係会社長期貸付金			324,875			334,406	
(6) 長期前払費用			542,361			741,127	
(7) 差入保証金			232,734			389,497	
(8) その他投資			—			354,600	
貸倒引当金			△189,183			△156,623	
投資その他の資産合計			61,331,276	26.3		65,191,828	24.0
固定資産合計			63,229,175	27.2		68,028,218	25.0
Ⅲ 繰延資産							
1 新株発行費			17,086			—	
繰延資産合計			17,086	0.0		—	—
資産合計			232,900,078	100.0		272,159,537	100.0

区分	注記番号	前事業年度（平成13年12月31日）		構成比(%)	当事業年度（平成14年12月31日）		構成比(%)
		金額（千円）			金額（千円）		
（負債の部）							
Ⅰ 流動負債							
1 買掛金	※1		6,246,714			7,821,833	
2 短期借入金			188,200,000			228,785,000	
3 1年以内返済長期借入金			2,800,000			—	
4 未払金			846,686			181,020	
5 未払費用			1,160,518			712,376	
6 未払法人税等			8,502			8,400	
7 預り金			32,712			38,336	
8 賞与引当金			—			199,402	
9 その他			104,897			63,490	
流動負債合計			199,400,031	85.6		237,809,858	87.4
Ⅱ 固定負債							
1 退職給付引当金			555,311			1,275,794	
固定負債合計			555,311	0.2		1,275,794	0.4
負債合計			199,955,343	85.8		239,085,653	87.8
（資本の部）							
Ⅰ 資本金	※2		47,002,622	20.2		47,002,622	17.3
Ⅱ 資本準備金			1,637,589	0.7		1,637,589	0.6
Ⅲ 欠損金							
1 当期未処理損失			15,695,477			15,566,327	
欠損金合計			15,695,477	△6.7		15,566,327	△5.7
資本合計			32,944,735	14.2		33,073,884	12.2
負債及び資本合計			232,900,078	100.0		272,159,537	100.0

② 【損益計算書】

区分	注記番号	前事業年度（自 平成13年1月1日 至 平成13年12月31日）金額(千円)		百分比(%)	当事業年度（自 平成14年1月1日 至 平成14年12月31日）金額(千円)		百分比(%)
Ⅰ 売上高	※1		50,294,647	100.0		57,058,603	100.0
Ⅱ 売上原価							
1 商品期首たな卸高		216,860			586,017		
2 当期商品仕入高		41,009,925			44,983,473		
合計		41,226,785			45,569,490		
3 商品期末たな卸高		586,017	40,640,768	80.8	419,842	45,149,648	79.1
売上総利益			9,653,879	19.2		11,908,955	20.9
Ⅲ 販売費及び一般管理費							
1 俸給諸給与		2,943,966			2,946,970		
2 賞与引当金繰入額		—			199,402		
3 退職給付費用		97,770			428,385		
4 福利厚生費		864,095			1,467,910		
5 地代家賃		426,264			515,129		
6 業務委託費		3,390,186			4,257,541		
7 減価償却費		125,862			203,483		
8 雑費		1,120,207	8,968,353	17.8	1,299,449	11,318,271	19.8
営業利益			685,525	1.4		590,683	1.1
Ⅳ 営業外収益							
1 受取利息	※1	1,204,582			2,372,730		
2 受取保証料	※1	326,293			117,409		
3 為替差益		—			13,131		
4 その他		32,034	1,562,911	3.1	29,457	2,532,727	4.4
Ⅴ 営業外費用							
1 支払利息	※1	1,029,374			1,783,030		
2 支払保証料	※1	877,740			1,059,799		
3 新株発行費償却		32,064			17,086		
4 為替差損		120,601			—		
5 その他		26,150	2,085,930	4.2	9,554	2,869,471	5.0
経常利益			162,505	0.3		253,940	0.5
Ⅵ 特別利益							
1 商品不具合に係る補償収入		—			25,209		
2 貸倒引当金戻入益		27,800			1,800		
3 その他		—	27,800	0.1	241	27,251	0.0
Ⅶ 特別損失							
1 貸倒引当金繰入額		3,220,000			—		
2 関係会社株式評価損		1,780,000			—		
3 投資有価証券処分損		—			21,592		
4 退職給付会計基準変更時差異償却		177,464			—		
5 転籍者に係る退職給付引当金積立不足額繰入		—			92,146		
6 固定資産除却損	※3	3,569			5,266		
7 商品廃棄損		—	5,181,034	10.3	24,636	143,642	0.3
税引前当期純利益（損失（△））			△4,990,728	△9.9		137,549	0.2
法人税、住民税及び事業税	※2		8,502	0.0		8,400	0.0
当期純利益（損失（△））			△4,999,230	△9.9		129,149	0.2
前期繰越損失			10,696,246			15,695,477	
当期未処理損失			15,695,477			15,566,327	

③【損失処理計算書】

		前事業年度 (平成14年３月26日)		当事業年度 (平成15年３月27日)	
区分	注記番号	金額(千円)		金額(千円)	
Ⅰ　当期未処理損失			15,695,477		15,566,327
Ⅱ　損失処理額			―		―
Ⅲ　次期繰越損失			15,695,477		15,566,327

(注)　日付は株主総会承認年月日であります。

重要な会計方針

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)	当事業年度 (自　平成14年1月1日 至　平成14年12月31日)
1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 移動平均法に基づく原価法 その他有価証券 時価のないもの…移動平均法に基づく原価法	1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 同左 その他有価証券 同左
2　たな卸資産の評価基準及び評価方法 移動平均法に基づく低価法によっております。	2　たな卸資産の評価基準及び評価方法 同左
3　固定資産の減価償却の方法 イ　有形固定資産：定額法によっております。 耐用年数と残存価額は法人税法の規定によっております。 ロ　無形固定資産： ソフトウェア 自社利用分については、社内における利用可能期間に基づく定額法によっております。 ハ　長期前払費用：定額法によっております。	3　固定資産の減価償却の方法 イ　有形固定資産：同左 ロ　無形固定資産： ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 ハ　長期前払費用：同左
4　繰延資産の処理方法 新株発行費：商法に基づく期間均等償却を行なっております。	4　繰延資産の処理方法 新株発行費：同左
5　引当金の計上基準 イ　貸倒引当金：債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。 ロ　退職給付引当金：従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。	5　引当金の計上基準 イ　貸倒引当金：同左 ロ　賞与引当金：　従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。 ハ　退職給付引当金：同左
6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法：同左 ロ　ヘッジ手段とヘッジ対象：同左 ハ　ヘッジ方針：同左 ニ　ヘッジ有効性評価の方法：同左
7　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	7　リース取引の処理方法 同左
8　消費税等の処理方法 税抜方式によっております。	8　消費税等の処理方法 同左

(追加情報)

前事業年度 (自 平成13年1月1日 至 平成13年12月31日)	当事業年度 (自 平成14年1月1日 至 平成14年12月31日)
(退職給付会計) 当会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会 平成10年6月16日))を適用しております。 会計基準変更時差異につきましては、当会計期間に一括して特別損失に計上しております。 この結果、従来の方法によった場合に比べ、退職給付費用が212,810千円増加し、経常損失は35,346千円、税引前当期純損失は212,810千円それぞれ増加しております。	(賞与引当金) 従来、流動負債の「未払費用」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年2月14日)が公表されたことにより、当事業年度末から「賞与引当金」として表示しております。なお、前事業年度末の未払従業員賞与は126,782千円であります。 また、この変更に伴い、販売費及び一般管理費の「賞与引当金繰入額」を当事業年度より区分掲記しております。なお、前事業年度は「俸給諸給与」に126,782千円含まれております。
(金融商品関係) 当会計期間から、金融商品に係る会計基準(金融商品に係る会計基準の設定に関する意見書(企業会計審議会 平成11年1月22日))を適用し、貸倒引当金の設定方法等について変更しております。 この変更が損益に及ぼす影響は軽微であります。	――――――
(外貨建取引等会計処理基準) 当会計期間から改定後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改定に関する意見書」(企業会計審議会 平成11年10月22日))を適用しております。この変更による影響はありません。	――――――

次へ

注記事項

（貸借対照表関係）

前事業年度 (平成13年12月31日)	当事業年度 (平成14年12月31日)
※1　関係会社に対する資産・負債 売掛金　7,053,967千円 短期貸付金　163,733,000千円 買掛金　231,368千円 ※2　会社が発行する株式の総数　15,000,000株 発行済株式総数　3,934,285.74株 3　保証債務 被保証先　関西ケーブルネット㈱ 金額　715,960千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　101,818千円 摘要　銀行借入保証	※1　関係会社に対する資産・負債 売掛金　8,202,494千円 短期貸付金　194,529,000千円 短期借入金　46,263,000千円 ※2　会社が発行する株式の総数　15,000,000株 発行済株式総数　3,934,285.74株 3　保証債務 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　145,454千円 摘要　銀行借入保証

次へ

(損益計算書関係)

前事業年度 (自 平成13年1月1日 至 平成13年12月31日)	当事業年度 (自 平成14年1月1日 至 平成14年12月31日)
※1 関係会社に対する売上高 43,213,283千円	※1 関係会社との取引に係るものが次のとおり含まれております。 関係会社への売上高 52,116,334千円 関係会社よりの受取利息 2,363,833千円 関係会社よりの受取保証料 117,409千円 関係会社への支払利息 328,212千円 関係会社への支払保証料 1,059,799千円
※2 住民税の均等割額であります。	※2 同左
※3 固定資産除却損の内容 建物 2,068千円 工具・器具及び備品 1,501千円 計 3,569千円	※3 固定資産除却損の内容 建物 817千円 工具・器具及び備品 4,448千円 計 5,266千円

(リース取引関係)

<table>
<tr><th>前事業年度
(自 平成13年1月1日
至 平成13年12月31日)</th><th>当事業年度
(自 平成14年1月1日
至 平成14年12月31日)</th></tr>
<tr><td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
1. 借主側
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

<table>
<tr><th></th><th>取得価額相当額(千円)</th><th>減価償却累計額相当額(千円)</th><th>期末残高相当額(千円)</th></tr>
<tr><td>車輛運搬具</td><td>4,097</td><td>2,267</td><td>1,829</td></tr>
<tr><td>工具・器具及び備品</td><td>533,585</td><td>237,024</td><td>296,561</td></tr>
<tr><td>ソフトウェア</td><td>95,515</td><td>22,162</td><td>73,352</td></tr>
<tr><td>合計</td><td>633,198</td><td>261,454</td><td>371,743</td></tr>
</table>
(2) 未経過リース料期末残高相当額
一年以内 127,855千円
一年超 253,408
合計 381,263

(3) 支払リース料、減価償却費相当額及び支払利息相当額
支払リース料 142,310千円
減価償却費相当額 129,153
支払利息相当額 14,786
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
(5) 利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

――――</td>
<td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
1. 借主側
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額(関係会社への転貸分を除く)

<table>
<tr><th></th><th>取得価額相当額(千円)</th><th>減価償却累計額相当額(千円)</th><th>期末残高相当額(千円)</th></tr>
<tr><td>車輛運搬具</td><td>1,845</td><td>569</td><td>1,275</td></tr>
<tr><td>工具・器具及び備品</td><td>669,402</td><td>274,213</td><td>395,189</td></tr>
<tr><td>ソフトウェア</td><td>98,515</td><td>42,135</td><td>56,379</td></tr>
<tr><td>合計</td><td>769,763</td><td>316,918</td><td>452,844</td></tr>
</table>
(2) 未経過リース料期末残高相当額(関係会社への転貸分を含む)
一年以内 610,010千円
一年超 1,714,972
合計 2,324,983
(3) 支払リース料、減価償却費相当額及び支払利息相当額(関係会社への転貸分を除く)
支払リース料 181,436千円
減価償却費相当額 166,116
支払利息相当額 17,329
(4) 減価償却費相当額の算定方法
同左

(5) 利息相当額の算定方法
同左

2. 貸主側(関係会社への転貸)
未経過リース料期末残高相当額
1年以内 440,680千円
1年超 1,419,926
合計 1,860,606</td></tr>
</table>

(有価証券関係)

前事業年度及び当事業年度における子会社及び関連会社株式で時価のあるものはありません。

前へ 次へ

(税効果会計関係)

前事業年度 (自 平成13年1月1日 至 平成13年12月31日)		当事業年度 (自 平成14年1月1日 至 平成14年12月31日)	
繰延税金資産の発生の主な原因別の内訳		繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	2,960,714千円	税務上の繰越欠損金	1,559,525千円
貸倒引当金繰入限度超過額	1,137,156	貸倒引当金繰入限度超過額	1,182,551
関係会社株式評価損	747,600	関係会社株式評価損	747,600
その他	292,788	その他	659,478
繰延税金資産小計	5,138,258	繰延税金資産小計	4,149,155
評価性引当額	△5,138,258	評価性引当額	△4,149,155
繰延税金資産合計	—	繰延税金資産合計	—

(1株当たり情報)

前事業年度 (自 平成13年1月1日 至 平成13年12月31日)		当事業年度 (自 平成14年1月1日 至 平成14年12月31日)	
1株当たり純資産額	8,373.75円	1株当たり純資産額	8,406.57円
1株当たり当期純損失	1,270.68円	1株当たり当期純利益	32.82円
なお、潜在株式調整後1株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。		なお、潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。	

(重要な後発事象)

前事業年度 (自　平成13年１月１日 至　平成13年12月31日)	当事業年度 (自　平成14年１月１日 至　平成14年12月31日)
株式の公開買付 　当社の発行済株式総数の35％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28％)することを目的として、証券取引法に基づく公開買付を実施致しました。 　平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28％ リバティメディアグループ　36.28％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.34％ 100.00％	１　プロジェクトファイナンスによる借入の合意 　平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 　重要な担保提供資産の種類は下記のとおりです。 　関係会社株式（但し対象会社部分）、建物、土地、その他。 ２　株式の公開買付 　当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 　平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28％ 住友商事㈱　28.28％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.34％ 100.00％

前へ

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(千円)
(投資有価証券)		
その他有価証券		
ケーブルネット埼玉(株)	1,000	50,000
関西ケーブルネット(株)	13,553	1,733,937
阪神シティケーブル(株)	8,280	720,218
計	22,833	2,504,155

【有形固定資産等明細表】

資産の種類	前期末残高(千円)	当期増加額(千円)	当期減少額(千円)	当期末残高(千円)	当期末減価償却累計額又は償却累計額(千円)	当期償却額(千円)	差引当期末残高(千円)
有形固定資産							
建物	1,079,644	100,308	1,391	1,178,561	122,854	50,854	1,055,707
構築物	48,077	500	—	48,577	6,687	2,685	41,890
工具・器具及び備品	130,239	172,208	4,863	297,584	72,632	29,295	224,951
土地	429,042	—	—	429,042	—	—	429,042
建設仮勘定	—	104,809	104,809	—	—	—	—
有形固定資産計	1,687,003	377,826	111,065	1,953,765	202,174	82,835	1,751,590
無形固定資産							
商標権	—	—	—	21,108	14,756	2,110	6,352
ソフトウェア	—	—	—	1,339,370	270,103	108,937	1,069,267
電話加入権	—	—	—	9,178	—	—	9,178
無形固定資産計	—	—	—	1,369,656	284,859	111,048	1,084,798
長期前払費用	576,761	213,225	4,859	785,127	44,000	9,600	741,127
繰延資産							
新株発行費	96,194	—	—	96,194	96,194	17,086	—
繰延資産計	96,194	—	—	96,194	96,194	17,086	—

(注) 無形固定資産については、資産総額の1%以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分		前期末残高	当期増加額	当期減少額	当期末残高
資本金(千円)		47,002,622	—	—	47,002,622
資本金のうち既発行株式	普通株式 (株)	(3,934,285.74)	(—)	(—)	(3,934,285.74)
	普通株式 (千円)	47,002,622	—	—	47,002,622
	計 (株)	(3,934,285.74)	(—)	(—)	(3,934,285.74)
	計 (千円)	47,002,622	—	—	47,002,622
資本準備金及びその他の資本剰余金	(資本準備金) 株式払込剰余金 (千円)	1,637,589	—	—	1,637,589
	計 (千円)	1,637,589	—	—	1,637,589
利益準備金及び任意積立金	(千円)	—	—	—	—
	計 (千円)	—	—	—	—

(注) 当期末における自己株式は0.34株であります。

【引当金明細表】

区分	前期末残高(千円)	当期増加額(千円)	当期減少額(目的使用)(千円)	当期減少額(その他)(千円)	当期末残高(千円)
貸倒引当金	3,223,500	3,221,700	—	3,223,500	3,221,700
賞与引当金	—	199,402	—	—	199,402

(注) 貸倒引当金の当期減少額の「その他」欄の金額は、法人税法の規定による洗替額であります。

(2) 【主な資産及び負債の内容】

a 資産の部

イ 現金及び預金

区分	金額(千円)
現金	—
普通預金	383,603
合計	383,603

ロ 売掛金

(イ) 相手先別内訳

相手先	金額(千円)
㈱ジェイコム関西	1,944,322
㈱ジェイコム関東	1,109,351
㈱ジェイコム東京	757,497
㈱ジェイコム札幌	712,601
㈱ジェイコム湘南	502,785
その他	3,522,904
合計	8,549,460

(ロ) 売掛金滞留状況

期首残高(千円) (A)	当期発生高(千円) (B)	当期回収高(千円) (C)	当期末残高(千円) (D)	回収率(%) $\frac{(C)\times 100}{(A)+(B)}$	滞留期間(日) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
7,801,771	59,911,533	59,163,844	8,549,460	87%	49.8日

(注) 当期発生高には、消費税等が含まれております。

ハ 商品

区分	金額(千円)
ケーブルテレビ局向けの資機材	419,842
合計	419,842

ニ　短期貸付金

区分	金額(千円)
(有)ジェイコムファイナンス	188,811,000
㈱ケーブルビジョン二十一	5,718,000
合計	194,529,000

ホ　関係会社株式

区分	金額(千円)
㈱ジェイコム関西	18,498,355
㈱ジェイコム東京	8,419,918
㈱ジェイコム湘南	7,654,247
アットネットホーム㈱	5,348,563
㈱ジェイコム北九州	2,776,420
㈱ジェイコム関東	2,737,589
㈱ケーブルネット神戸芦屋	2,198,259
㈱スーパーネットワークユー	2,006,250
㈱メディアさいたま	1,582,788
㈱木更津ケーブルテレビ	1,149,000
その他	8,359,299
合計	60,730,690

b　負債の部

イ　買掛金

相手先	金額(千円)
アリスインターナショナルジャパン㈱	1,106,365
TELLABS Ltd.	748,625
㈱ブロードネットマックス	727,796
日本電気㈱	630,029
㈱ワウワウ	540,949
その他	4,068,067
合計	7,821,833

ﾛ　短期借入金

相手先	金額(千円)
住友信託銀行㈱	60,000,000
Liberty Japan, Inc.	39,650,000
住友商事フィナンシャルマネジメント㈱	34,722,000
㈱三井住友銀行	29,100,000
㈱みずほコーポレート銀行	19,700,000
㈱東京三菱銀行	16,500,000
シティバンク銀行東京支店	15,000,000
バンク・オブ・アメリカ・エヌ・エイ東京支店	7,500,000
Microsoft Holdings V, Inc.	6,613,000
合計	228,785,000

(注)　㈱富士銀行、㈱日本興業銀行、㈱第一勧業銀行は平成14年４月１日に統合し、㈱みずほコーポレート銀行となっております。

(3) 【その他】

該当事項はありません。

第６【提出会社の株式事務の概要】

決算期	12月31日
定時株主総会	毎決算期の翌日から３ヶ月以内
株主名簿閉鎖の期間	――――
基準日	12月31日
株券の種類	１株券、10株券、100株券、1,000株券
中間配当基準日	６月30日
１単元の株式数	――――
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
名義書換手数料	無料
新券交付手数料	一枚当たり　印紙税相当額
端株の買取り	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
買取手数料	無料
公告掲載新聞名	日本経済新聞
株主に対する特典	該当事項はありません。

（注）　当社は、商法220条ノ２第１項に規定する端株原簿を作成しております。

第７ 【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1) 臨時報告書				平成14年１月４日 関東財務局長に提出。

証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第９号の規定（代表取締役の異動）に基づく臨時報告書であります。

(2) 臨時報告書				平成14年２月25日 関東財務局長に提出。

証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第３号の規定（特定子会社の異動）に基づく臨時報告書であります。

(3) 有価証券報告書 及びその添付書類	事業年度 （第８期）	自 至	平成13年１月１日 平成13年12月31日	平成14年３月29日 関東財務局長に提出。
(4) 有価証券届出書 及びその添付書類				平成14年７月９日 関東財務局長に提出。
(5) 半期報告書	（第９期中）	自 至	平成14年１月１日 平成14年６月30日	平成14年９月27日 関東財務局長に提出。

第二部【提出会社の保証会社等の情報】

該当事項はありません。

前期連結財務諸表に対する監査報告書

当期連結財務諸表に対する監査報告書

前期財務諸表に対する監査報告書

当期財務諸表に対する監査報告書

監 査 報 告 書

平成14年3月29日

株式会社ジュピターテレコム
　代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征 二 郎　㊞

関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成13年１月１日から平成13年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成13年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当連結会計年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により連結財務諸表を作成している。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前連結会計年度の監査報告書に記載された事項を電子化したものであります。

監 査 報 告 書

平成15年３月28日

株式会社ジュピターテレコム
代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征 二 郎　㊞

関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

監　査　報　告　書

平成14年３月29日

株式会社ジュピターテレコム
　代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征二郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成13年１月１日から平成13年12月31日までの第８期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成13年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当事業年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前事業年度の監査報告書に記載された事項を電子化したものであります。

監 査 報 告 書

平成15年３月28日

株式会社ジュピターテレコム
代表取締役社長　森 泉 知 行 殿

朝日監査法人

代表社員 関与社員	公認会計士	野 口 征 二 郎	㊞
関与社員	公認会計士	水 谷 英 滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成14年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

※ 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

定時株主総会招集のご通知

定款

２００３年3月１２日

株主各位

東京都豊島区東池袋４－４１－２４
株式会社ジュピターテレコム
代表取締役社長　石橋 庸敏

定時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。
さて、弊社定時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。
なお、当日ご出席願えない場合には、同封委任状にご記入ご捺印乃至ご署名の上、株主総会開催までに当社に到着するようご送付の程お願い申し上げます。

敬具

記

１．日　時：　２００３年3月２７日（木）　午前9時３０分

２．場　所：　東京都豊島区東池袋四丁目４１番２４号　当社本店会議室

３．会議の目的事項：

《報告事項》
第９期営業報告書、貸借対照表及び損益計算書報告の件

《決議事項》
第１号議案　第９期損失処理案承認の件
第２号議案　定款一部変更の件
第３号議案　取締役全員任期満了に伴い取締役１３名選任の件
第４号議案　監査役スー・プロヴァン任期満了に伴い監査役１名選任及び監査役吉田幸弘辞任に伴い監査役１名選任の件
第５号議案　退任取締役に対し退職慰労金贈呈の件

以上

平成 15 年3月 27 日午前9時 30 分開催の当社第9回定時株主総会において、当社第9期営業報告書、貸借対照表及び損益計算書を報告し、また、第9期損失処理案については、議案どおり承認されました。

営業報告書

平成14年1月1日から
平成14年12月31日まで

1．営業の概況

（1）営業の経過及び成果

企業をめぐる経済環境

当事業年度中の世界経済は、所謂 IT バブル崩壊の後遺症が続いた年でありました。欧米のメディア・テレコム業界の主要な企業であったワールドコム、アデルフィア等が、過大な債務を背負って行き詰まりました。そのような混乱に加え、会計処理に関する重大な疑問点も露呈し、投資家の不信感を煽る中で、歴史ある名門会計事務所であったアーサーアンダーセンが短時日のうちに消え去る事態にまで発展したことは記憶に鮮明なところです。

日本経済については、引き続き金融業界を中心として明るい材料が乏しい１年でありました。年末の日経平均株価は 8,578 円と１９８２年来の安値にて大納会を終えました。また、我々のテレコム業界に目を転じますと、放送のデジタル化問題はマスコミ界を賑わしましたが、BS デジタルの放送開始後 1000 日で１０百万件の加入者獲得目標は実質取り下げられた形となり、2002 年の４月及び７月に新たな CS デジタル放送が開始されましたが視聴者数の伸びは期待を完全に裏切る結果となっています。いずれデジタル化は避けられないとの見方は一致しているものの、具体的な普及の時期については、当初の見込みから大幅に後退したスローペースのものとなっています。

有料テレビチャネルの加入状況についてみると、６月に日韓共同で開催されたサッカーのワールドカップ大会も、日本チームの活躍で大きな盛り上がりを見せたものの、スカイパーフェク TV の加入者の一時的な急増があったにとどまり、ワウワウについては１１月連続の加入者純減が続き、昨年１２月にいたって漸く２千件強の純増が得られた低迷ぶりでした。

インターネットについてみますと、ヤフーBB の極めて野心的なマーケティングが牽引車となり、世の中はADSL のインターネット加入者が年末で５００万加入者を越え、すっかりブロードバンドのイメージを定着させた感があります。然し乍ら熾烈な価格競争や提供スピード競争は依然続いております。

当社の営業の経過及び成果

このような一般情勢及び業界環境の中で、我々は着実に前進しました。４月には、アットネットホームを子会社化し、また初の名古屋地区における橋頭堡としてグリーンシティケーブルテレビの株式２０％を取得しました。傘下の組織面では、大阪ケーブルテレビを１月にジェイコム関西に合併し、２月にジェイコム関東の１００％子会社であったジェイコム大和をジェイコム関東に吸収しました。また、８月にはジェイコム関東の前橋局をジェイコム群馬と統合し、更に１１月、和泉ケーブルテレビをジェイコム関西に統合しました。この結果、事業年度末時点で、運営局会社数は１８社となりました。

ケーブルテレビサービス

ジェイコム関東の板橋局、西東京局等の幹線建設もあり、期末時点のホームパスは約 5,800 千世帯となりました。ベーシックの加入者数は対前年同期比 19.4％増加の約 1,423 千世帯となり、ホームパスに対する加入者率は 24.5 ％となりました。また今後のデジタル化の為の投資・コンテンツの充実・顧客サービスの体制の強化等の投資に備える為、１１月、一部の地域からベーシック料金の値上げを実施致しました。

高速インターネットサービス

高速インターネット接続サービスのホームパスも、ジェイコム湘南、ジェイコム札幌を中心とした積極的な展開により、ケーブルテレビのそれの約 99%相当の約 5,750 千世帯となり、加入者数は約 505 千世帯と、５０万件を突破致しました。

インターネット接続サービスは、ＡＤＳＬを中心とした激しい値下げと提供スピード競争が繰り広げられる中、私共は、品質・サービス向上に重点を置き、価格の維持に努めました。１１月には、一部の地域から若干の値下げを実施致しましたが、基本的に私共の戦略は、顧客の確かな評価を得たものと考えております。

電話サービス

当事業年度では、九州地区を始め関東及び関西の新たな地域で電話事業を開始しました。電話のホームパスは対前年同期比約 61%増の 2,883 千世帯となりました。加入者数も対前年同期比約 184 千世帯増加（約 110%増）の約 350 千世帯となりました。

これらの結果、いずれかのサービスに加入している接続世帯数は、約 1,591 千世帯（23%増）となり、また一接続世帯当たりのサービス提供数は 1.43 に到りました。

損益

売上高は、対前年比 約１３%増加の 57,058 百万円となりました。新たな幹線建設は一部の地域を除いて殆どなくなりましたが、電話事業の展開に伴う工事資機材や、加入者数の伸長に伴う番組売上等が貢献しました。また、マネジメントフィー収入は、対前年比 約４４%の伸びとなりました。この結果、売上総利益は、約２３%増加の 11,908 百万円を計上しました。しかしながら、コールセンター機能の充実、ネットワークの安定性の確保等の為、人件費が増加し、また、長らく交渉を続けている銀行借入業務関連費用の継続的な発生もあって、販売費、一般管理費は、対前年比 ２６%の増加となり、営業利益は１４%減少の５９０百万円にとどまりました。営業外損益では、金融費用が対前年比 若干改善したこともあり、経常利益は、対前年比９１百万円改善の２５３百万円を計上出来ました。特別損益につきましては、ケーブルテレビ局社員の当社への転籍に因る退職給付債務引当不足分の追加計上９２百万円などがありましたが、総じて大口の案件はありませんでした。これらの結果、当社設立以来初めて、当期利益１２９百万円を計上いたしました。

設備投資・投資

顧客管理システム開発を前年に引き続いて行ない、ソフトウェアに７４４百万円、設備投資致しました。投資活動面では、平成 14 年 4 月に株式会社アットネットホーム（旧称 株式会社アットホームジャパン）の株式を買い増し、子会社化致しました。また、4 月に名古屋のグリーンシティケーブルテレビの株式２０%を買い取り、或いはメディアさいたまに増資する等、３，５４９百万円をこれらの投資活動に支出致しました。

（2）資金調達の状況

当期中、市中銀行や主要株主から 37,785 百万円の借り増しを行いました。主要な使途は、傘下ケーブル局の主として設備投資資金の貸付と、上述の当社の投資資金であります。借り増し分は、全て 主要株主からの直接借り入れ、ないし、保証書差し入れに依る借入であります。この結果、年度末の借入残高は、228,785 百万円となりました。平行して、シニアローンの借入れを引き続き銀行団と交渉中であります。

（3）当社が対処すべき課題

私共の事業の収益基盤は基本的に、顧客をおいて有り得ませんので、顧客数の更なる拡大が第一の課題であります。出来るだけ早い時機に加入率をまず３０％まで引き上げることが当面の目標であります。積極的な戸別訪問による直接マーケティング活動を柱としながらも、生産性の一層の向上を企らねばなりません。更にコールセンターによるマーケティング力の強化であります。一部の局では４０％の加入率も射程圏内に見えており、今後はコールセンターの強化育成が一層求められます。またこのためには、より正確な市場データの整備が前提されることは言うまでもありません。

次にデジタル化への取り組みであります。２００３年後半には、地上波のデジタル放送が３大都市圏で開始される予定でありますが、衛星デジタル、双方向サービス等の本格的普及・展開は些か当初の期待からは相当遅延しております。欧米の動向や国内のＤＴＨ、地上波放送等の動きに十分注意しつつ、慎重に取り進めます。

電話事業につきましては、基本的に、従来の方針に沿って推進して参ります。しかしながらＩＰ電話の検討も、技術的・現実的な面に加えマーケティング的側面も引き続き進めて行きます。

資金調達につきましては、2 年数ヶ月に亘る銀行借入交渉が主要株主各位の暖かい、かつ力強いご支援を得て、漸く決着に近づきました。一旦借入契約を実行した以上は、ジュピターグループが一体となって、十分な注意を払いつつ、かつ意欲的にその履行に努力して参ります。

引き続き、株主各位には御支援、御指導を賜ります様お願い申し上げます。

（4）営業成績及び財産の状況の推移

	第6期	第7期	第8期	第9期
売上高	16,149百万円	36,718百万円	50,294百万円	57,058百万円
当期損益	△798百万円	△988百万円	△4,999百万円	129百万円
一株当たりの当期損益	△1,000円35銭	△251円19銭	△1,270円68銭	32円82銭
純資産	30,192百万円	37,943百万円	32,944百万円	33,073百万円
総資産	37,893百万円	54,591百万円	232,900百万円	272,159百万円

(注) 1. 1株当たりの当期損益は、期末日現在の発行済株式数を使用し計算しております。

2．会社の概況　(平成14年12月31日現在)

（1）主要な事業内容　　有線テレビジョン放送事業

（2）主要な事業所　　(本店) 東京都豊島区東池袋4－41－24

（3）株式の状況

①会社が発行する株式の総数　　15,000,000株

②発行済株式の総数　　3,934,285.74株

③株主数　　9名

④大株主（上位8名）

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
住友商事株式会社	1,427,346.00株	36.28%	－株	－%
Liberty Japan, Inc.	1,101,600.00株	28.00%	－株	－%
Microsoft Holdings V, Inc.	605,296.06株	15.39%	－株	－%
シティトラスト信託銀行株式会社	303,500.00株	7.71%	－株	－%
Liberty Jupiter, Inc.	275,400.00株	7.00%	－株	－%
三井物産株式会社	78,694.00株	2.00%	－株	－%
松下電器産業株式会社	78,694.00株	2.00%	－株	－%
Liberty Japan II, Inc.	50,346.00株	1.28%	－株	－%

(注)　Liberty Japan II, Inc.の所有株式50,346株は、住友商事㈱から平成14年3月28日付で譲渡されたものです。

（4）従業員の状況

区分	従業員数	前期末比増加	平均年齢	平均勤続年数
男子	1,449名	595名	34.3才	4.3年
女子	373名	160名	32.5才	4.7年
合計	1,822名	755名	34.0才	4.4年

(注) 1. 従業員には出向受入者49名を含む。

2. 第8期比での従業員増加の主因は、関係会社からの転籍によるものです。

（5）企業結合の状況

○重要な子会社等の状況

会社名		資本金	当社の持株比率	主要な事業内容
㈱ジェイコム関東		30,004 百万円	100.00%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱ジェイコム関西		15,500 百万円	84.14%	同上
㈱ジェイコム東京		10,075 百万円	80.03%	同上
アットネットホーム㈱		7,800 百万円	87.43%	インターネット事業
㈱ジェイコム湘南		5,771 百万円	79.48%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱スーパーネットワークユー		3,395 百万円	59.09%	同上
㈱ケーブルビジョン二十一		3,165 百万円	69.47%	同上
㈱ケーブルネット神戸芦屋		2,900 百万円	52.62%	同上
㈱メディアさいたま		2,993 百万円	50.38%	同上
北摂ケーブルネット㈱		2,000 百万円	55.00%	同上
福岡ケーブルネットワーク㈱	※	2,000 百万円	45.00%	同上
関西マルチメディアサービス㈱	※※	2,000 百万円	25.75%	インターネット事業
㈱ジェイコム北九州		1,801 百万円	81.65%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱木更津ケーブルテレビ		1,800 百万円	81.69%	同上
㈱ケーブルネットワークやちよ		1,600 百万円	58.65%	同上
浦和ケーブル・テレビ・ネットワーク㈱		1,600 百万円	50.10%	同上
土浦ケーブルテレビ㈱		1,500 百万円	70.00%	同上
㈱ジェイコム群馬		1,100 百万円	100.00%	同上
㈱ケーブルネット下関	※	1,000 百万円	50.00%	同上
㈱ジェイコム札幌	※※※	8,800 百万円	81.94% (81.94%)	同上
㈲ジェイコムファイナンス		3 百万円	100.00%	金融業務

(注) 1. 上記のうち、※印の会社は、商法上の子会社ではありませんが、連結決算上の連結子会社であります。

2. ※※印の会社は、連結決算上の持分法適用関連会社であります。

3. ※※※印の会社は、子会社が所有する持株比率を(　)内に内数で表示しております。

4. なお、平成14年1月に大阪ケーブルテレビ㈱が、平成14年11月に和泉ｼｰｴｰﾃｨｰｳﾞｨ㈱がそれぞれ㈱ジェイコム関西に吸収合併され、平成14年2月1日付にて㈱ジェイコム大和は㈱ジェイコム関東に吸収合併されております。また、株式の追加取得により、平成14年1月に㈱メディアさいたま、2月に浦和ケーブルネットワーク㈱が、商法上の子会社となりました。さらに平成14年2月に当社100%出資の金融子会社である㈲ジェイコムファイナンスを設立しました。

○企業結合の成果

連結子会社は20社、持分法適用会社は3社であり、当期の連結売上高は125,501百万円、連結純損失は11,088百万円であります。

（6）取締役及び監査役

地　位	氏　名	担当又は主な職業
代表取締役社長	石橋　庸敏	最高経営責任者
代表取締役副社長	ｸﾞﾚｺﾞﾘｰ・ｱｰﾑｽﾄﾛﾝｸﾞ	最高執行責任者
常務取締役	庄子　　進	財務・経理担当
常務取締役	平山　泰史	オペレーション・企画・管理担当
取締役（非常勤）	西條　　温	住友商事㈱取締役副社長　米州総支配人　米国住友商事会社社長
取締役（非常勤）	田村　雄二	住友商事㈱代表取締役常務　情報産業事業部門長
取締役（非常勤）	青木　二仁	住友商事㈱理事 情報産業事業部門長付
取締役（非常勤）	ﾐﾗﾝﾀﾞ・ｶｰﾁｽ	Liberty Media International, Inc. President
取締役（非常勤）	ｸﾞﾗﾊﾑ・ﾎﾘｽ	Liberty Media International, Inc. Executive Vice President & CFO
取締役（非常勤）	西村　泰重	Liberty Media Corporation　在日顧問
取締役（非常勤）	ﾍﾝﾘｰ・ｳﾞｨｼﾞﾙ	Microsoft Corporation Vice President of Consumer Strategy & Partnerships
取締役（非常勤）	ｻﾙﾏﾝ・ｳﾗｰ	Microsoft Corporation General Manager of Corporate Strategy
監査役	小林　孔次	
監査役（非常勤）	吉田　幸弘	住友商事㈱ 理事 情報産業総括部長
監査役（非常勤）	ﾀﾞﾘﾙ・ﾄﾞｰﾘﾝﾄﾝ	Liberty Media International, Inc. General Manager (Japan)
監査役（非常勤）	ｽｰ・ﾌﾞﾛｳﾞｧﾝ	Liberty Media International, Inc. Director of Finance

（注）1. 当期中の取締役および監査役の異動

○当社は、ｳﾞｧｰﾉﾝ A. ﾁｪﾝﾊﾞﾚﾝ代表取締役社長からの平成14年1月4日付で社長を辞任する旨の申し出を受け、平成14年1月4日付で石橋庸敏代表取締役会長 最高経営責任者(CEO)が代表取締役社長 最高経営責任者(CEO)に就任し、また、同日付でｸﾞﾚｺﾞﾘｰ B. ｱｰﾑｽﾄﾛﾝｸﾞ氏を代表取締役副社長 最高執行責任者(COO)に迎える人事を決定しました。なお、同日付でｳﾞｧｰﾉﾝ A. ﾁｪﾝﾊﾞﾚﾝ氏は非常勤取締役に就任しました。

○平成14年3月26日に監査役大久保正紀氏、住友裕郎氏が退任し、小林孔次氏、吉田幸弘氏が就任しました。

○平成14年12月31日付で取締役ｳﾞｧｰﾉﾝ A・ﾁｪﾝﾊﾞﾚﾝ氏は辞任しました。

（注）2. 監査役小林孔次氏、吉田幸弘氏、ｽｰ・ﾌﾞﾛｳﾞｧﾝ氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

(7) 主要な借入先

借入先	借入額	借入先が有する当社の株式数
住友信託銀行㈱	60,000 百万円	― 株
Liberty Japan, Inc.	39,650 百万円	1,101,600.00 株
住友商事フィナンシャルマネジメント㈱	34,722 百万円	― 株
㈱三井住友銀行	29,100 百万円	― 株
㈱みずほコーポレート銀行	19,700 百万円	― 株
㈱東京三菱銀行	16,500 百万円	― 株
シティバンク銀行東京支店	15,000 百万円	― 株
バンク・オブ・アメリカ・エヌ・エイ・東京支店	7,500 百万円	― 株
Microsoft Holdings V, Inc.	6,613 百万円	605,296.06 株

なお、㈱富士銀行、㈱日本興業銀行、㈱第一勧業銀行は平成14年4月1日に統合し、㈱みずほコーポレート銀行となっております。

(8) 決算期後に生じた重要な事実

プロジェクトファイナンスによる借入の合意

1.その旨

平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる1,080億円の長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社と1,820億円の劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。

2.担保の内容

重要な提供資産の種類 ：子会社株式（但し対象会社部分）、建物、土地、その他

以上

尚、本営業報告書中の記載金額は、表示単位未満の端数を切り捨てて表示しております。

貸借対照表

(平成14年12月31日現在)

(単位：千円)

(資産の部)		(負債の部)	
流動資産	204,131,319	流動負債	237,809,858
現金及び預金	383,603	買掛金	7,821,833
売掛金	8,549,460	短期借入金	228,785,000
商品	419,842	未払金・未払費用	893,396
前払費用	44,761	賞与引当金	199,402
短期貸付金	194,529,000	未払法人税等	8,400
その他流動資産	3,269,727	その他流動負債	101,827
貸倒引当金	△ 3,065,076		
固定資産	68,028,218	固定負債	1,275,794
有形固定資産	1,751,590	退職給付引当金	1,275,794
建物	1,055,707		
構築物	41,890	負債合計	239,085,653
工具器具備品	224,951		
土地	429,042		
無形固定資産	1,084,798	(資本の部)	
商標権	6,352		
ソフトウェア	1,069,267	資本金	47,002,622
電話加入権	9,178	法定準備金	1,637,589
投資等	65,191,828	資本準備金	1,637,589
投資有価証券	5,266,929	欠損金	15,566,327
子会社株式･出資金	57,970,916	当期未処理損失	15,566,327
長期貸付金	625,381	(うち当期利益)	(129,149)
長期前払費用	741,127		
その他投資	744,097		
貸倒引当金	△ 156,623	資本合計	33,073,884
資産合計	272,159,537	負債及び資本合計	272,159,537

損益計算書

（平成14年 1月 1日から
平成14年12月31日まで）

(単位：千円)

（経常損益の部）		
営業損益の部		
売上高		57,058,603
売上原価		45,149,648
売上総利益		11,908,955
販売費及び一般管理費		11,318,271
営業利益		590,683
営業外損益の部		
営業外収益		
受取利息	2,372,730	
受取保証料	117,409	
為替差益	13,131	
その他営業外収益	29,457	2,532,727
営業外費用		
支払利息	1,783,030	
支払保証料	1,059,799	
新株発行費償却	17,086	
その他営業外費用	9,554	2,869,471
経常利益		253,940
（特別損益の部）		
特別利益		
貯蔵品不具合に係る補償収入	25,209	
貸倒引当金戻入	1,800	
その他特別利益	241	27,251
特別損失		
転籍者に係る退職給付引当金積立不足額繰入	92,146	
投資有価証券処分損	21,592	
貯蔵品廃棄損	24,636	
固定資産除却損	5,266	143,642
税引前当期利益		137,549
法人税、住民税及び事業税		8,400
当期利益		129,149
前期繰越損失		15,695,477
当期未処理損失		15,566,327

重要な会計方針

1. 有価証券の評価基準及び評価方法

子会社株式

移動平均法に基づく原価法

その他有価証券

時価のないもの・・・移動平均法に基づく原価法

2. 棚卸資産の評価基準及び評価方法

商品・・・移動平均法に基づく低価法によっております。

3. 有形固定資産の減価償却の方法・・・法人税法に基づく定額法によっております。

4. 無形固定資産の減価償却の方法

法人税法に基づく定額法によっております。

ただし、ソフトウェアのうち自社利用分については、社内における利用可能期間（5年）に基づく定額法によっております。

5. 繰延資産の処理方法

新株発行費・・・商法の規定に基づく期間均等償却を行っております。

6. 引当金の計上方法

(1) 貸倒引当金

債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。

(2) 退職給付引当金

従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。

(3) 賞与引当金

従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。

7. 消費税等の処理方法・・・消費税等の会計処理は税抜方式によっております。

貸借対照表注記

1. 記載金額は千円未満を切り捨てて表示しております。

2. 子会社に対する金銭債権債務

短期金銭債権	201,463,878 千円	長期金銭債権	290,975 千円
短期金銭債務	698,536 千円		

3. 有形固定資産の減価償却累計額　202,174 千円

4. 貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、事務機器、LAN 設備、電話交換機、及び自動車があります。

5. 取締役・監査役に対する金銭債務　61,882 千円

6. 保証債務残高　796,233 千円

7. ストックオプション

ストックオプションのために付与した新株引受権の残高

発行すべき株式の内容	新株発行予定残数	発行価格
当社無額面普通株式	158,128 株	1 株につき 92,000 円と公募価格のいずれか低い金額

8. 1 株当たりの当期利益　32 円 82 銭

損益計算書注記

1. 記載金額は千円未満を切り捨てて表示しております。

2. 子会社との取引高

売上高		46,780,282 千円
営業取引以外の取引	受取利息	2,346,510 千円
	受取保証料	67,486 千円

損失処理案

（単位：円）

当期未処理損失	15,566,327,999
これを次のとおり処理します。	
次期繰越損失	15,566,327,999

監査報告書

平成１５年２月１４日

株式会社ジュピターテレコム
監査役会
監査役　小　林　孔　次　殿
監査役　吉　田　幸　弘　殿
監査役　ダリル・ドーリントン　殿
監査役　スー・プロヴァン　殿

朝日監査法人

代表社員
関与社員　公認会計士　野口佐二郎　㊞

関与社員　公認会計士　水谷英滋　㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第２条の規定に基づき、株式会社ジュピターテレコムの平成１４年１月１日から平成１４年１２月３１日までの第９期営業年度の貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び損失処理案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。なお、この監査手続は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。
(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(3) 損失処理案は、法令及び定款に適合しているものと認める。
(4) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

決算期後に生じた会社の状況に関する重要な事実として、プロジェクトファイナンスによる借入を合意した旨が営業報告書の（８）決算期後に生じた重要な事実に記載されている。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査報告書

謄　本

当監査役会は、平成１４年1月１日から平成１４年１２月３１日までの第９期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成しましたので、以下の通り報告します。

１．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針等に従い、取締役会その他重要な会議に出席するほか、取締役等から営業の報告を受け、重要な書類を閲覧し、会社の業績及び財産の状況を調査し、子会社についても、必要に応じて業務及び財産の状況を調査しました。また、会計監査人からその監査に関する報告と説明を受け、計算書類及び附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等から報告を求め、会計記録に基づく調査を実施しました。

２．監査の結果

（1）会計監査人である朝日監査法人の監査の方法及び結果は、相当であると認めます。

（2）営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

（3）損失処理に関する議案は、会社の財産の状況その他の事情に照らして相当であり、指摘すべき事項は認められません。

（4）附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

（5）取締役の職務の執行に関し、不正の行為または法令もしくは定款に違反する重大な事実は認められません。なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても、取締役の義務違反はないものと認めます。

３．後発事象

会社は、平成 15 年 1 月 31 日、市中シンジケート銀行団（銀行団）と、100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる、1,080 億円の長期シニア借入及び主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社と 1,820 億円の劣後借入契約に合意した旨、取締役から報告がありました。

尚、プロジェクトファイナンスの担保として子会社株式（対象会社部分）、建物、土地その他を銀行団に供した旨、報告がありました。

以上は、監査役全員一致の意見によるものであります。

平成15年2月21日

株式会社ジュピターテレコム監査役会

常任監査役　（常勤）　小林　孔次　（印）

監査役　（非常勤）　ダリル・ドーリントン　（印）

監査役　（非常勤）　スー・プロヴァン　（印）

監査役　（非常勤）　吉田　幸弘　（印）

（注）監査役小林孔次、監査役スー・プロヴァン、監査役吉田幸弘は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

（別紙）

議案の要領及び参考資料

第１号議案　第９期（平成１４年１月１日から平成１４年１２月３１日まで）損失処理案承認の件

当期未処理損失 15,566,327,999 円全額を、次期繰越損失として処理する。

第２号議案　定款一部変更の件

１．変更の理由

「商法等の一部を改正する法律」（平成１３年法律第１２８号）（平成１４年４月１日施行）及び「商法及び株式会社の監査等に関する商法の特例に関する法律の一部を改正する法律」（平成１３年法律第１４９号）（平成 14年５月１日施行）の施行に伴い、関係条文を整備いたすものであります。

２．変更の内容

変更の内容は次のとおりであります。

（下線は変更部分）

現行定款	変 更 案	変更の理由
第９条（基準日） 当会社は、毎決算期現在の株主名簿(実質株主を含む。以下同じ。)に記載された株主(実質株主を含む。以下同じ。)をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。 ② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。	第９条（基準日） 当会社は、毎決算期現在の株主名簿(実質株主を含む。以下同じ。)に記載<u>又は記録</u>された株主(実質株主を含む。以下同じ。)をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。 ② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。	会社関係書類の電子化（IT 化）に伴う条文整備
第１１条（招集者及び議長） 株主総会は、取締役<u>会長</u>が招集し、	第１１条（招集者及び議長） 株主総会は、<u>取締役会の決議に基づ</u>	条文整備のため

その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。	き、取締役社長が招集し、その議長となる。取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる	
第１３条（議決権の代理行使） 株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、代理人は代理権を証する書面を当会社に提出しなければならない。	第１３条（議決権の代理行使） 株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、株主又は代理人は代理権を証する書面を当会社に提出しなければならない。	
第１８条（取締役会） 取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。 ② 取締役会の招集通知は、各取締役及び各監査役に対し、会日の２週間前までに発する。但し、緊急のときは、この期間を短縮することができる。 ③ 取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。	第１８条（取締役会） 取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。 ② 取締役会の招集通知は、各取締役及び各監査役に対し、会日の２週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全取締役及び全監査役の同意を得て召集手続を省略することができる。 ③ 取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。	条文整備の為
第２１条（任期） 監査役の任期は、就任後３年内の最終の決算期に関する定時株主総会終結のときまでとする。 ② 補欠のため選任された監査役の任期は、退任した監査役の残任期	第２１条（任期） 監査役の任期は、就任後４年内の最終の決算期に関する定時株主総会終結のときまでとする。 ② 補欠として選任された監査役の任期は、退任した監査役の残任期間と	商法改正に伴う監査役の任期に関する変更 条文整備の為

間とする。	する。	
第２３条（監査役会） 監査役会招集の通知は、各監査役に対し、会日の２週間前までに発する。但し、緊急のときはこの期間を短縮することができる。 ② 監査役会の運営その他に関する事項については、監査役会の定める監査役会規程による。	第２３条（監査役会） 監査役会招集の通知は、各監査役に対し、会日の２週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全監査役の同意を得て、召集手続を省略することができる。 ② 監査役会の運営その他に関する事項については、監査役会の定める監査役会規程による。	条文整備の為
第２６条（利益配当） 利益配当は、毎決算期現在の株主名簿に記載された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。	第２６条（利益配当） 利益配当は、毎決算期現在の株主名簿に記載又は記録された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。	会社関係書類の電子化（IT 化）に伴う条文整備
第２９条（配当金の除斥期間） 利益配当金又は中間配当金が、支払開始の日から満３年を経過しても受領されないときは、当会社はその支払の義務を免れる。	第２９条（配当金の除斥期間） 利益配当金又は中間配当金が、支払開始の日から満３年を経過してもなお受領されないときは、当会社はその支払の義務を免れる。	会社関係書類の電子化（IT 化）に伴う条文整備
（新設）	第７章　附　　則 第３０条（監査役の任期に関する経過措置） 第２１条第１項の規定にかかわらず、平成１４年５月１日後最初の決算期に関する定時株主総会の終結前に在任する監査役については、なお従前のとおり任期は３年とする。	商法改正に伴う監査役の任期に関して経過措置の附則を新設

第３号議案　取締役全員任期満了に伴い取締役13名選任の件

本総会終結の時をもって取締役全員が任期満了のため、取締役 13 名を選任する。
取締役候補者は次のとおり。

氏名	生年月日	略歴	
森 泉 知 行	1948年1月3日生	1970年 4月	住友商事㈱入社
		1993年 1月	米国住友商事会社 SCOA投資事業部
		1995年 1月	米国住友商事会社 Phoenixcor Inc. 会長
		1996年10月	ジュピター・ショップチャンネル㈱代表取締役
		2000年 2月	㈱ジュピター・プログラミング代表取締役
			ジュピターサテライト放送㈱代表取締役
		2003年 1月	当社社長付 (現在)
グレゴリー アームストロング	1946年9月27日生	1971年 1月	Viacom Cablevision of SF入社
		1994年 8月	Tele-Communications International, Inc. 入社
			Senior Vice President of Cable Operations
		1998年 1月	Liberty Media International, Inc. Managing Director, Latin America
		2000年 9月	On Command Corporation
			Executive Vice President and Chief Operating Officer
		2002年 1月	当社代表取締役副社長就任(現在)
吉 田 幸 弘	1945年8月10日生	1968年 4月	住友商事㈱入社
		1991年 6月	同社 投資事業本部海外事業部長
		1996年 2月	米国住友商事会社 (同社投資事業部長)
		1998年 4月	住友商事㈱理事 兼 米国住友商事会社 (同社副社長)
		1999年 4月	同社 理事 メディア事業本部副本部長
		2001年 4月	同社 理事 情報産業総括部長
		2002年 3月	当社監査役就任 (現在)
庄 子 進	1942年2月12日生	1965年 4月	住友商事㈱入社
		1994年 7月	同社 機電経理部長
		1996年 6月	当社取締役就任
		1997年 9月	当社常務取締役就任(現在)
平 山 泰 史	1944年1月9日生	1967年 4月	住友商事㈱入社
		1988年 3月	米国住友商事会社
		1996年 1月	当社社長室長
		1996年 6月	当社取締役就任
		1997年 9月	当社常務取締役就任(現在)
中 井 戸 信 英	1946年11月1日生	1971年 4月	住友商事㈱入社
		1992年 6月	同社 機械システム部長
		1997年 4月	米国住友商事会社 (同社サンフランシスコ支店長兼サンタクララ駐在員事務所長)
		1998年 4月	住友商事㈱理事 エレクトロニクス本部副本部長
		1998年 6月	同社 取締役 エレクトロニクス本部副本部長
		1999年 4月	同社 取締役 エレクトロニクス本部長
		2001年 4月	同社 取締役 ネットワーク事業本部長
			ｅビジネス事業部担当
		2002年 4月	同社 代表取締役常務 情報産業事業部門長補佐
			ネットワーク事業本部長 ｅビジネス事業担当 (現在)
吉 井 伸 吾	1947年8月23日生	1971年 4月	住友商事㈱入社
		1995年 8月	同社 名古屋支社機電部長
		1998年 4月	同社 情報通信第一事業部長 兼 中部支社機電部長
		2000年 4月	同社 理事 メディア事業本部副本部長 情報産業業務部長
			情報通信第一事業部長
		2001年 4月	同社 理事 ネットワーク事業本部副本部長
			ｅビジネス事業部副担当
		2002年 4月	同社 理事 メディア事業本部長 (現在)

氏名	生年月日	略歴	
青木二仁	1947年3月13日生	1970年 5月	住友商事㈱入社
		1998年12月	同社 ケーブルテレビ事業部長
		1999年 3月	当社取締役就任(現在)
		2001年 4月	同社 理事 メディア事業本部副本部長 ケーブルテレビ･衛星事業部長
		2002年 4月	同社 理事 情報産業事業部門長付 (現在)
ミランダ カーチス	1955年11月26日生	1992年 5月	TCI International, Inc.入社
		1995年 1月	当社取締役就任(現在)
		1996年 9月	同社 Executive Vice President
		1999年 2月	Liberty Media International, Inc. President (現在)
グラハム ホリス	1952年1月9日生	1994年 7月	TCI International, Inc.入社
		1995年 5月	同社(現 Liberty Media International, Inc.) Executive Vice President & CFO(現在)
		1998年 3月	当社監査役就任
		2000年 9月	当社取締役就任(現在)
西村泰重	1935年10月25日生	1959年 4月	住友商事㈱入社
		1995年 1月	当社代表取締役社長
		1998年 3月	当社顧問
		1998年11月	Liberty Media Corp.在日顧問(現在)
		2000年 9月	当社取締役就任(現在)
ヘンリー ヴィジル	1958年1月9日生	1995年 9月	Microsoft Corp. General Manager, Internet Commerce Business Unit
		1997年 1月	同社 Senior Director, Digital Television Group
		1999年 1月	同社 Vice President, Consumer Strategy & Partnerships (現在)
		2000年 9月	当社取締役就任(現在)
サンジェイ チェッダ	1966年11月24日生	1988年 8月	Salomon Brothers Corporate Financial Analyst
		1992年 9月	Microsoft Corp. Product Manager, Consumer Division
		1995年 8月	同社 Product Planning Manager, MSN
		1996年10月	同社 Program Manager, Internet Platforms and Tools Division, Commercial Systems Division
		1998年 5月	Group Program Manager, Platforms Division
		1999年 1月	Director, Business Development and Investments
		2001年 5月	Managing Director, Corporate Development (現在)

第４号議案　監査役スー・プロヴァン任期満了に伴い監査役１名選任及び監査役吉田幸弘辞任に伴い監査役１名選任の件

本総会終結の時をもって監査役スー・プロヴァンが任期満了のため並びに監査役吉田幸弘辞任のため、監査役２名を選任する。
監査役候補者は次のとおり。

氏名	生年月日	略歴	
林　正俊	1956年1月20日	1978年 4月	住友商事㈱入社
		1996年 7月	同社 メディア事業本部長付
		2000年 5月	同社 情報産業業務部長付
		2001年 4月	同社 情報産業総括部長付
		2002年 4月	同社 メディア事業本部映像メディア事業部長
		2003年 3月	同社 情報産業総括部長（現在）
スー プロヴァン	1965年5月28日生	1995年 7月	TCI International, Inc. Controller
		1998年 7月	Liberty Media International, Inc. Director of Finance（現在）
		2000年 9月	当社監査役就任(現在)

第５号議案　退任取締役に対し退職慰労金贈呈の件

本総会終結の時をもって取締役を退任される石橋庸敏氏に対し、在任中の労に報いるため、当社の役員退職慰労金支給内規に基づく相当額の範囲内で、退職慰労金を贈呈致したく存じます。その具体的金額、贈呈時期等につきましては、取締役会にご一任願います。

謄本

株式会社ジュピターテレコム　定款

定款認証　平成6年12月6日
会社設立　平成7年1月18日
定款変更　平成14年3月26日
定款変更　平成15年3月27日

原本と相違ないことを証明致します。
平成　年　月　日
株式会社ジュピターテレコム
代表取締役　森泉　知行

定　款

第1章　総則

第1条（商号）

当会社は、株式会社ジュピターテレコムと称し、英文では、Jupiter Telecommunications Co., Ltd.と表示する。

第2条（目的）

当会社は、次の事業を営むことを目的とする。

1. 有線テレビジョン放送事業、有線ラジオ放送事業
2. 電気通信事業法に基づく電気通信事業
3. 放送法による委託放送業務並びに通信衛星を利用した番組の供給事業
4. 有線テレビジョン放送施設及び電気通信設備の設計、施工及び保守
5. 有線テレビジョン放送及び電気通信に関する機器及びソフトウェアの開発、販売、賃貸及び修理
6. 広告代理業務
7. 出版物の発行及び販売
8. 有線テレビジョン放送施設のチャンネル貸与に関する業務
9. 画像、音声の収録スタジオ及びその付属機器の賃貸
10. 放送関連技術者の指導、育成及び放送関連技術の開発、販売
11. テレビ放送用映画、ビデオテープの輸出入に関する業務
12. 前各号に関する事業を行なう会社に対する投資及びコンサルティング業務
13. 前各号に付帯する業務及び関連する一切の業務

第3条（本店の所在地）

当会社は、本店を東京都豊島区に置く。

第4条（公告方法）

当会社の公告は、日本経済新聞に掲載する。

第2章　株式

第5条（発行する株式の総数）

当会社が発行する株式の総数は、15，000，000株とする。

第6条(新株引受権の特例)

当会社は、取締役または従業員に商法第280条ノ19の規定による新株引受権を付与することができる。

② 当会社は、新事業創出促進法第11条の5第2項の規定による新株引受権を付与することができる。

第7条(株式取扱規程)

当会社の発行する株券の種類並びに株式の名義書換、端株の買取請求の取扱、その他株式及び端株に関する手続並びに手数料は、取締役会の定める株式取扱規程による。

第8条(名義書換代理人)

当会社は、株式及び端株につき名義書換代理人を置く。

② 名義書換代理人及びその事務取扱場所は、取締役会の決議によって選定する。

③ 当会社の株主名簿(実質株主名簿を含む。以下同じ。)及び端株原簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、質権の登録、信託財産の表示、株券の交付、届出の受理、端株の買取請求の取扱等株式及び端株に関する事務は、名義書換代理人に取扱わせ、当会社においては、これを取扱わない。

第9条(基準日)

当会社は、毎決算期現在の株主名簿(実質株主を含む。以下同じ。)に記載又は記録された株主(実質株主を含む。以下同じ。)をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。

② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。

第3章　株主総会

第10条(招集の時期)

当会社の定時株主総会は、毎決算期の翌日から3カ月以内にこれを招集し、臨時株主総会は必要ある場合、随時これを招集する。

第11条(招集者及び議長)

株主総会は、取締役会の決議に基づき、取締役社長が招集し、その議長となる。取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。

第12条(普通決議の要件)

株主総会の決議は、法令又は本定款に別段の定めがある場合を除き、出席した株主の議決権の過半数をもってする。

第13条(議決権の代理行使)

株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、株主又は代理人は代理権を証する書面を当会社に提出しなければならない。

第14条(議事録)

株主総会の議事の経過の要領及びその結果は、これを議事録に記載し、議長並びに出席した取締役が記名捺印する。

第4章　取締役及び取締役会

第15条(選任)

取締役は3名以上とし、株主総会において選任する。

② 取締役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもってする。

③ 取締役の選任については、累積投票によらないものとする。

第16条(任期)

取締役の任期は、就任後2年内の最終の決算期に関する定時株主総会終結のときまでとする。

② 補欠又は増員のため選任された取締役の任期は、現任取締役の残任期間とする。

第17条(代表取締役及び役付取締役)

取締役会の決議により、当会社を代表すべき取締役若干名を定める。

② 取締役会の決議により、取締役会長及び取締役社長各1名、取締役副会長、取締役副社長、専務取締役及び常務取締役各若干名を定めることができる。

第18条(取締役会)

取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。

②取締役会の招集通知は、各取締役及び各監査役に対し、会日の2週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全取締役及び全監査役の同意を得て召集手続を省略することができる。

③取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。

第19条(報酬)

取締役の報酬及び退職慰労金は、株主総会の決議をもってこれを定める。

第5章　監査役及び監査役会

第20条（選任）

監査役は3名以上とし、株主総会において選任する。

② 監査役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもってする。

第21条（任期）

監査役の任期は、就任後4年内の最終の決算期に関する定時株主総会終結のときまでとする。

②補欠として選任された監査役の任期は、退任した監査役の残任期間とする。

第22条（常勤監査役）

監査役はその互選により常勤監査役若干名を定める。

②監査役はその互選により常任監査役を定めることができる。

第23条（監査役会）

監査役会招集の通知は、各監査役に対し、会日の2週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全監査役の同意を得て、召集手続を省略することができる。

② 監査役会の運営その他に関する事項については、監査役会の定める監査役会規程による。

第24条（報酬）

監査役の報酬および退職慰労金は、株主総会の決議をもってこれを定める。

第6章　計算

第25条（営業年度）

当会社の営業年度は、毎年1月1日から12月31日までとし、毎営業年度末に決算を行なう。

第26条（利益配当）

利益配当は、毎決算期現在の株主名簿に記載又は記録された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。

第27条（中間配当）

取締役会の決議により、毎年6月30日現在の株主名簿に記載された株主又は登録質権者及び同日現在の端株原簿に記載された端株主に対し、中間配当を行うことができる。

第28条（転換社債の転換の時期）

転換社債の転換により発行された株式に対する最初の利益配当金又は中間配当金については、転換の請求が1月1日から6月30日までの間になされたときは1月1日に、7月1日から12月31日までの間になされたときは7月1日に、それぞれ転換があったものとみなしてこれを支払う。

第29条（配当金の除斥期間）

利益配当金又は中間配当金が、支払開始の日から満3年を経過してもなお受領されないときは、当会社はその支払の義務を免れる。

第7章　附　　則

第30条（監査役の任期に関する経過措置）

第21条第1項の規定にかかわらず、平成14年5月1日後最初の決算期に関する定時株主総会の終結前に在任する監査役については、なお従前のとおり任期は3年とする。

EXHIBIT E

Securities Registration Statement, filed by the Company on October 7, 2003. This registration statement was filed in connection with the grant of stock options by the Company to certain employees, directors and statutory auditors.

003G6174

有価証券届出書

縦

株式会社ジュピターテレコム

(681112)

有 価 証 券 届 出 書

関東財務局長 殿

平成15年10月７日提出

会社名	株式会社ジュピターテレコム
英訳名	Jupiter Telecommunications Co., Ltd.
代表者の役職氏名	代表取締役社長　森　泉　知　行

本店の所在の場所　東京都豊島区東池袋四丁目41番24号　電話番号　(03) 5953－5110

連絡者　常務取締役　庄　子　進

最寄りの連絡場所　同上　電話番号　同上

連絡者　同上

届出の対象とした募集

募集有価証券の種類	新株予約権証券	
募集金額	その他の者に対する割当	0円
	(発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額)	3,860,136,000円

(注) 1　本募集は、平成15年９月18日開催の当社取締役会決議及び平成15年10月３日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社の取締役及び従業員に対して新株予約権を割当てるものであります。

2　発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額は、本有価証券届出書提出時の見込額です。当社の国内における新規株式公開に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な新株予約権の権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とするため、発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額は減少します。また、新株予約権の権利行使期間内に行使が行われない場合及び新株予約権が消却された場合にも、発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額は減少します。さらに、新株予約権発行後に当社が株式の分割若しくは併合を行う場合、又はその他の事由により調整の必要が生じた場合には、新株予約権の目的となる株式の数及び権利行使価額は調整され、それに伴い発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額は変動します。

安定操作に関する事項

該当事項はありません。

有価証券届出書の写しを縦覧に供する場所

名称	所在地

該当事項はありません。

(本書面の枚数　表紙共92枚)

目　　次

頁

第10期中 半期報告書

第一部　証券情報

第１　募集要項

１　新規発行新株予約権証券

(1) 募集の条件

発行数	6,993個
発行価額の総額	０円
発行価格	０円
申込手数料	該当事項はありません
申込単位	１個
申込期間	自　平成15年10月31日 至　平成15年11月28日
申込証拠金	該当事項はありません
申込取扱場所	株式会社ジュピターテレコム　管理・人事統括部
払込期日	該当事項はありません。但し、発行日は平成15年12月11日とします。
払込取扱場所	該当事項はありません
摘要	1　平成15年９月18日開催の取締役会決議及び平成15年10月３日開催の臨時株主総会の特別決議によっております。 2　申込者は新株予約権申込証を申込取扱場所に提出するものとします。

(注)　本募集は、平成15年９月18日開催の当社取締役会決議及び平成15年10月３日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社の取締役及び従業員に対して新株予約権を割当するものであります。
本募集による新株予約権の割当の概要は次の通りであります。

割当対象者	新株予約権の個数
当社取締役 (５名)	4,410個
当社監査役 (１名)	80個
当社従業員(管理職) (143名)	1,912個
当社従業員(非管理職) (322名)	322個
当社の完全子会社の取締役及び従業員 (２名)	4個
当社の完全子会社以外の子会社の取締役及び従業員 (132名)	265個

なお、当社の子会社及び関連会社の取締役及び従業員の所属会社別内訳は次の通りであります。

所属会社	役職等	対象者数	割当個数
㈱ジェイコム東京	取締役	1名	6個
	従業員(管理職)	11名	54個
	従業員(非管理職)	5名	5個
㈱ジェイコム湘南	従業員(非管理職)	4名	4個
㈱木更津ケーブルテレビ	従業員(管理職)	2名	13個
㈱ジェイコム群馬	従業員(管理職)	2名	4個
土浦ケーブルテレビ㈱	取締役	1名	6個
	従業員(非管理職)	1名	1個
浦和ケーブル・テレビ・ネットワーク㈱	従業員(管理職)	3名	18個
	従業員(非管理職)	8名	8個
㈱メディアさいたま	従業員(管理職)	2名	16個
	従業員(非管理職)	42名	42個
㈱ケーブルネットワークやちよ	取締役	2名	12個
㈱ジェイコム関西	従業員(管理職)	1名	6個
	従業員(非管理職)	14名	14個
福岡ケーブルネットワーク㈱	従業員(管理職)	3名	12個
	従業員(非管理職)	17名	17個
㈱ジェイコム北九州	従業員(管理職)	3名	6個
	従業員(非管理職)	6名	6個
㈱ケーブルネットワーク下関	取締役	1名	6個
	従業員(非管理職)	3名	3個
㈱ジェイコム札幌	従業員(管理職)	2名	10個
合計	取締役	5名	30個
	従業員(管理職)	29名	139個
	従業員(非管理職)	100名	100個
	総合計	134名	269個

(注) 本表に記載の所属会社は全て当社の連結子会社であり、㈱ジェイコム群馬は完全子会社であります。

(2) 新株予約権の内容等

新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	41,958株　(注)1 (新株予約権1個あたりの目的となる株式の数　6株)　(注)2
新株予約権の行使時の払込金額	新株予約権1個につき　552,000円　(注)3
新株予約権の行使により株式を発行する場合の株式の発行価額の総額	3,860,136,000円　(注)4
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　92,000円　(注)5 資本組入額　46,000円　(注)6
新株予約権の行使期間	自　平成15年12月12日 至　平成24年8月23日
新株予約権の行使請求の受付場所、取次場所及び払込取扱場所	受付場所　東京都豊島区東池袋四丁目41番24号 株式会社ジュピターテレコム管理・人事統括部 払込取扱場所　東京都千代田区丸の内一丁目4番4号 住友信託銀行株式会社東京営業部
新株予約権の行使の条件	(注)7
新株予約権の消却事由及び消却の条件	(注)8
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する
摘要	1　新株予約権行使の効力は、新株予約権行使請求書及び(新株予約権証券が発行されている場合には)新株予約権証券が新株予約権の行使請求の受付場所に提出され、かつ新株予約権行使時の払込金額の全額が新株予約権の行使請求の払込取扱場所に払い込まれた時に生じるものとします。 2　新株予約権の行使により発行された当社株式に関する最初の利益配当金又は中間配当金は、新株予約権の行使が毎年1月1日から6月30日までになされたときは当該年の1月1日に、毎年7月1日から12月31日までになされたときは当該年の7月1日に、それぞれ株式の発行があったものとみなしてこれを支払います。 3　株券は、新株予約権行使手続終了後速やかに交付します。

(注)1　当社が株式の分割又は併合を行う場合には、次の算式により新株予約権の目的となる株式数を調整し、調整の結果生じる1株未満の株式は、これを切り捨てます。

調整後株式数　＝　調整前株式数　×　分割(又は併合)の比率

上記株式数の調整は、その時点で割当対象者が新株予約権を行使していない新株予約権の目的となる株式数についてのみ行われるものとします。

2　上記＊1の規定に従い新株予約権の目的となる株式の数の調整を行った場合には、新株予約権1個あたりの目的となる株式の数についても同様の調整を行うものとします。

3　新株予約権行使時に払込をなすべき金額は、下記①及び②により決定される1株あたりの権利行使価額に、新株予約権1個あたりの目的となる株式数(上記＊1に従い調整を行った場合には、調整後の株式数)を乗じた金額として決定されます。従って、権利行使価額が調整された場合又は新株予約権1個あたりの目的となる株式数が調整された場合には、新株予約権の行使時の払込金額もまた調整されます。

① 当初の権利行使価額は92,000円とする。但し、当社の国内における新規株式公開(下記＊7①に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とします。

② 当社が、株式の分割又は併合を行う場合には、次の算式により権利行使価額を調整し、調整の結果生じる1円未満の端数は、これを切り捨てます。

$$調整後権利行使価額 = 調整前権利行使価額 \times \frac{1}{分割(又は併合)の比率}$$

4　新株予約権の行使により株式を発行する場合の株式の発行価額の総額は、本有価証券届出書提出時の見込額です。当社の国内における新規株式公開に際しての公募価格(一般募集における新株の発行価格をいう。)が、その時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とするため発行価額の総額は減少します。また、新株予約権の行使期間内に行使が行なわれない場

合及び新株予約権が消却された場合にも発行価額の総額は減少します。さらに、新株予約権発行後に当社が株式の分割若しくは併合を行う場合、又はその他の事由により調整の必要が生じた場合には、新株予約権の目的となる株式の数及び権利行使価額は調整され、それに伴い発行価額の総額は変動します。

5 新株予約権の発行は無償で行われるため、新株予約権の行使により発行する株式の発行価格は権利行使価額であり、従って、権利行使価額が調整されると新株予約権の行使により発行する株式の発行価格もそれに伴い調整されます。

6 新株予約権の行使により新株を発行する場合の当該株式の発行価格中資本組入額は、権利行使価額(但し、権利行使価額について調整が行われた場合は、調整後の金額)の２分の１とし、計算の結果、１円未満の端数が生じた場合は、その端数を切り上げた額とします。

7 新株予約権行使の条件

① 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という。)に限り、新株予約権を行使することができます。

② 新株予約権は、下記⑥の場合を除き、割当対象者に限り行使することができます。

③ 割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成16年９月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に１個に満たない端数がある場合には、１個に切り上げた数とします。

(ア)平成16年９月12日から平成17年９月11日までは、割当を受けた新株予約権の個数の４分の１について、行使することができます。

(イ)平成17年９月12日から平成18年９月11日までは、割当を受けた新株予約権の個数の４分の２について、行使することができます。

(ウ)平成18年９月12日から平成19年９月11日までは、割当を受けた新株予約権の個数の４分の３について、行使することができます。

(エ)平成19年９月12日から平成24年８月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

④ 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成17年９月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年８月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

⑤ 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記③及び④の定めにかかわらず、下記⑧記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

⑥ 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記⑧記載の「新株予約権割当契約」に定めるところによるものとします。

⑦ 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

⑧ 上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成15年９月18日開催の当社取締役会決議及び平成15年10月３日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

8 ① 新株予約権発行後、当社が消滅会社となる合併、又は当社が完全子会社となる株式交換若しくは株式移転が行われる場合、取締役会決議をもって新株予約権の全部を無償で消却できるものとします。

② 新株予約権者が新株予約権を行使する前に上記＊７⑧記載の「新株予約権割当契約」に定めるところにより新株予約権を行使することができなくなった場合、取締役会決議をもって当該未行使の新株予約権を無償で消却することができるものとします。

(3) 新株予約権証券の引受け

該当事項はありません。

2 新規発行による手取金の使途

(1) 新規発行による手取金の額

払込金額の総額	発行諸費用の概算額	差引手取概算額
円 3,860,136,000	円 53,800,000	円 3,806,336,000

(注) 1 払込金額の総額は、発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額を記載しております。

2 当社の国内における新規株式公開に際しての公募価格(一般募集における新株の発行価格をいう。)が、その時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とするため、払込金額の総額は減少します。また、新株予約権の行使期間内に行使が行われない場合、新株予約権が消却された場合及び新株予約権の割当対象者がその権利を喪失した場合にも、払込金額の総額は減少します。さらに、新株予約権発行後に当社が株式の分割若しくは併合を行う場合、又はその他の事由により調整の必要が生じた場合には、新株予約権の目的となる株式の数及び権利行使価額は調整され、それに伴い払込金額の総額は変動します。

3 発行諸費用の概算額には、消費税等は含まれておりません。

(2) 手取金の使途

今回の募集は無償にて行われるため該当事項はありませんが、新株予約権の行使による手取金については、今回の募集が当社、当社の子会社及び関連会社の取締役、監査役及び従業員の当社業績向上に対する意欲や志気を高めることにより、その能力を発揮させることを目的として実施するものであり、資金調達を主たる目的とはしていないこと、また、新株予約権の行使による資金の払込は、新株予約権を割当てられた者の判断によること、さらに、新株発行によらず自己株式を調達する場合には調達費用が発生することから、現時点でその金額及び時期を資金計画に織込むことは困難であります。

従いまして、新株予約権の行使による手取金は、運転資金あるいは設備資金に充当する予定ではありますが、具体的な金額については、払込のなされた時点の資金繰り状況に応じて決定します。

第2 その他の記載事項

該当事項はありません。

第二部　追完情報

平成15年５月15日を払込期日とする第三者割当増資の実施に伴い、本有価証券届出書に組込情報として綴じ込まれている第９期事業年度に係る有価証券報告書中の「第一部　企業情報　第４　提出会社の状況　１　株式等の状況」に記載の「(1) 株式の総数等　②　発行済株式」、「(3) 発行済株式総数、資本金等の推移」及び「(5) 大株主の状況」は本有価証券届出書提出日現在次の通り変更となっております。

１　発行済株式

種類	事業年度末現在発行数(株)(平成14年12月31日)	提出日現在発行数(株)(平成15年10月７日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	3,934,285.74	4,684,535.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式
計	3,934,285.74	4,684,535.74	―	―

２　発行済株式総数、資本金等の推移

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成10年１月21日 (注)1	40,000.00	594,000.00	2,000,000	29,700,000	―	―
平成10年４月10日 (注)2	80,000.00	674,000.00	4,000,000	33,700,000	―	―
平成11年７月28日 (注)3	124,000.00	798,000.00	6,200,000	39,900,000	―	―
平成12年２月26日 (注)4	54,000.00	852,000.00	2,700,000	42,600,000	―	―
平成12年５月10日 (注)5	66,000.00	918,000.00	3,300,000	45,900,000	―	―
平成12年９月１日 (注)6	393,428.58	1,311,428.58	1,100,000	47,000,000	1,637,589	1,637,589
平成12年９月30日 (注)7	2,622,857.16	3,934,285.74	2,622	47,002,622	―	1,637,589
平成15年5月16日 (注)8	750,250.00	4,684,535.74	16,130,375	63,132,997	16,130,375	17,767,964

(注) １　有償株主割当(554：40)　発行価格　50,000円
資本組入額　50,000円
２　有償株主割当(594：80)　発行価格　50,000円
資本組入額　50,000円
３　有償株主割当(674：124)　発行価格　50,000円
資本組入額　50,000円
４　有償株主割当(798：54)　発行価格　50,000円
資本組入額　50,000円
５　有償株主割当(852：66)　発行価格　50,000円
資本組入額　50,000円
６　㈱タイタス・コミュニケーションズ(現㈱ジェイコム関東)との株式交換(交換比率１：約0.32)
７　有償株主割当(１：２)　発行価格　１円
資本組入額　１円
８　有償第三者割当　発行価格　43,000円
資本組入額　21,500円

3　大株主の状況

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
住友商事㈱	東京都中央区晴海１－８－１１	株 1,490,657.00	31.82%
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	23.52%
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052 USA	605,296.06	12.92%
Liberty Japan Ⅳ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	375,125.00	8.01%
Liberty Kanto, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	314,743.00	6.72%
日興シティ信託銀行㈱	東京都品川区２－１３－１４ シティコープセンター	303,500.00	6.48%
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	5.88%
三井物産㈱	東京都千代田区大手町１－２－１	78,694.00	1.68%
松下電器産業㈱	大阪府門真市大字門真１００６	78,694.00	1.68%
Liberty Japan Ⅱ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.07%
Lee A. Daniels	東京都渋谷区大山町３３－９ 大山ハウスウエスト	10,480.34	0.22%
計	－	4,684,535.40	100.00%

(注) 1　Liberty Japan Ⅱ, Inc. の所有株式50,346株は、住友商事㈱から平成14年３月28日付で証券取引法に基づく公開買付により取得したものです。

2　Liberty Japan Kanto, Inc. の所有株式314,743株は、住友商事㈱及びLee A. Danielsから平成15年３月27日付で証券取引法に基づく公開買付により取得したものです。

3　平成15年５月15日を払込期日とする第三者割当増資により、住友商事㈱とLiberty Japan Ⅳ, Inc. は各々375,125株を取得しております。

第三部　組込情報

次に掲げる書類の写しを綴じ込んでいる。

有価証券報告書 及びその添付書類	事業年度 （第９期）	自 至	平成14年１月１日 平成14年12月31日	平成15年３月28日 関東財務局長に提出

訂正報告書（上記有価証券報告書の訂正報告書）を平成15年４月11日に関東財務局長に提出

半期報告書	（第10期中）	自 至	平成15年１月１日 平成15年６月30日	平成15年９月26日 関東財務局長に提出

証券取引法第24条第１項に基づく有価証券報告書、同法第24条の２第１項に基づく有価証券報告書の訂正報告書及び同法第24条の５第１項に基づく半期報告書を、同法第27条の30の２に規定する開示用電子情報処理組織（EDINET）を使用して、平成15年３月28日、同年４月11日及び同年９月26日に提出したデータを出力・印刷したものである。

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成15年３月28日
【事業年度】	第９期(自　平成14年１月１日　至　平成14年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【縦覧に供する場所】	該当事項はありません。

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第５期	第６期	第７期	第８期	第９期
決算年月		平成10年12月	平成11年12月	平成12年12月	平成13年12月	平成14年12月
売上高	(千円)	13,794,084	30,741,492	54,315,831	92,206,714	125,501,750
経常損失	(千円)	7,750,538	12,799,783	21,559,405	23,589,166	10,839,005
当期純損失	(千円)	9,758,392	11,134,796	20,978,878	23,445,406	11,088,569
純資産額	(千円)	8,473,231	3,538,436	△8,711,706	△32,157,112	△43,245,681
総資産額	(千円)	43,012,022	98,637,597	176,456,509	229,993,780	255,605,684
１株当たり純資産額	(円)	12,571.56	4,434.13	△2,214.30	△8,173.56	△10,992.00
１株当たり当期純損失	(円)	15,010.37	15,308.99	12,458.49	5,959.25	2,818.45
潜在株式調整後 １株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	19.70	3.59	△4.93	△13.98	△16.91
自己資本利益率	(%)	—	—	—	—	—
株価収益率	(倍)	—	—	—	—	—
営業活動による キャッシュ・フロー	(千円)	△4,966,722	△362,192	△1,809,154	545,421	15,043,471
投資活動による キャッシュ・フロー	(千円)	△15,009,764	△25,248,159	△40,225,676	△66,796,090	△56,666,938
財務活動による キャッシュ・フロー	(千円)	17,493,045	24,800,965	42,310,364	71,328,141	40,559,815
現金及び現金同等物の 期末残高	(千円)	1,384,504	2,053,524	3,675,242	8,752,714	7,689,062
従業員数	(名)	1,036 (326)	1,124 (830)	1,939 (1,546)	2,108 (2,560)	2,360 (2,973)

(注) 1 売上高には消費税等は含まれておりません。

2 平成10年12月期のキャッシュ・フローにつきましては、証券取引法第193条の２の規定に基づく会計監査を受けておりません。

3 平成10年12月期及び平成11年12月期の潜在株式調整後１株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期から平成14年12月期の潜在株式調整後１株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。

4 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。

5 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

(2) 提出会社の経営指標等

回次		第５期	第６期	第７期	第８期	第９期
決算年月		平成10年12月	平成11年12月	平成12年12月	平成13年12月	平成14年12月
売上高	(千円)	12,634,476	16,149,173	36,718,673	50,294,647	57,058,603
経常利益(又は損失△)	(千円)	△2,523,636	△792,781	39,933	162,505	253,940
当期純利益 (又は損失△)	(千円)	△2,528,736	△798,283	△988,264	△4,999,230	129,149
資本金	(千円)	33,700,000	39,900,000	47,002,622	47,002,622	47,002,622
発行済株式総数	(株)	674,000	798,000	3,934,285	3,934,285	3,934,285
純資産額	(千円)	24,790,300	30,192,017	37,943,965	32,944,735	33,073,884
総資産額	(千円)	26,594,150	37,893,930	54,591,476	232,900,078	272,159,537
１株当たり純資産額	(円)	36,780.86	37,834.60	9,644.43	8,373.75	8,406.57
１株当たり配当額 (内、１株当たり 中間配当額)	(円) (円)	— (—)	— (—)	— (—)	— (—)	— (—)
１株当たり当期純利益 (又は損失△)	(円)	△3,889.70	△1,097.54	△586.88	△1,270.68	32.82
潜在株式調整後 １株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	93.22	79.68	69.51	14.15	12.15
自己資本利益率	(%)	—	—	—	—	0.39
株価収益率	(倍)	—	—	—	—	—
配当性向	(%)	—	—	—	—	—
従業員数	(名)	115(37)	104(27)	211(16)	351(60)	363(387)

(注) 1 売上高には消費税等は含まれておりません。

2 平成10年12月期及び平成11年12月期の潜在株式調整後１株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期及び平成13年12月期の潜在株式調整後１株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。また、平成14年12月期の潜在株式調整後１株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。

3 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。

4 従業員数には、他社への出向者を含めておりません。(　)内は臨時従業員の平均雇用人員数であり、外数であります。

2 【沿革】

平成7年1月	住友商事㈱とTele-Communications International, Inc.(TINTA ; 現Liberty Media International, Inc.)の合弁で㈱ジュピターテレコムを設立。 (注)TINTA側の出資会社はTCI Japan, Inc.(現Liberty Japan, Inc.)
平成7年3月	杉並ケーブルテレビ㈱、㈱ケーブルテレビネリマ、㈱シティケーブルビジョン府中、㈱小金井市民テレビの株式を住友商事㈱から取得。
平成7年8月	㈱ジュピター群馬設立。
平成7年11月	福岡ケーブルネットワーク㈱設立。
平成8年1月	㈱木更津ケーブルテレビ取得。 ㈱ジュピター宝塚川西設立。
平成8年4月	北摂ケーブルネット㈱設立。 ㈱ケーブルビジョン二十一及び㈱ケーブルステーション北九州を取得。
平成8年6月	㈱ジュピターりんくう設立。
平成8年7月	㈱ジュピターかわち設立。
平成8年9月	㈱ジュピター和歌山、㈱ケーブルネット下関設立。
平成8年10月	土浦ケーブルテレビ㈱の株式を住友商事㈱から取得。 杉並ケーブルテレビ㈱が第一種電気通信事業(電話事業)の郵政省許可を取得。
平成8年12月	決算期を3月から12月に変更。 浦和ケーブル・テレビ・ネットワーク㈱の株式を住友商事㈱から取得。
平成9年2月	㈱ジュピターいばらき(平成11年8月アットホームジャパン㈱に商号変更)を設立。 関西地区の統括会社として㈱ジュピター関西設立。
平成9年6月	寒川ケーブルテレビ㈱を買収及び㈱テレビちがさきの株式を住友商事㈱から取得。
平成9年7月	杉並ケーブルテレビ㈱による電話サービス開始。
平成10年3月	大阪ケーブルテレビ㈱の株式を住友商事㈱から取得。 ㈲ジュピターインターネット設立。
平成10年4月	関西マルチメディアサービス㈱へ出資。
平成10年8月	㈱シーエーティーヴィ横須賀の株式を住友商事㈱から買取。 堺ケーブルテレビ㈱取得。
平成10年9月	こうべケーブルテレビ㈱の株式を住友商事㈱から取得。 ㈲ジェイコムインターネット設立。
平成10年11月	北九州ケーブルテレビ㈱取得。
平成10年12月	吹田ケーブルテレビジョン㈱の株式を住友商事㈱から取得。
平成11年1月	大阪ケーブルテレビ㈱によるインターネットサービス開始。 杉並ケーブルテレビ㈱と㈱ケーブルテレビネリマが合併、㈱ジェイコム東京となる。 ㈱テレビちがさきと寒川ケーブルテレビ㈱が合併、㈱ジェイコム湘南となる。 ㈱ジュピター宝塚川西、㈱ジュピターかわち、㈱ジュピター和歌山と㈱ジュピター関西が合併、㈱ジェイコム関西となる。 藤沢ケーブルテレビ㈱の株式を住友商事㈱から取得。

平成11年３月	㈱ユーアイネット埼玉（平成12年７月㈱メディアさいたまに商号変更）の株式を住友商事㈱から取得。 ㈱ケーブルテレビ神戸及び㈱チャンネルウェーブあまがさきの株式を住友商事㈱から取得。
平成11年７月	㈱ケーブルコミュニケーション芦屋の株式を住友商事㈱から取得。
平成11年８月	㈱ケーブルステーション北九州と北九州ケーブルテレビ㈱が合併、㈱ジェイコム北九州となる。
平成11年９月	アットホームジャパン㈱へ出資。 ㈱ジェイコム関西が㈱ジュピターりんくうを吸収合併。
平成11年10月	㈱ジェイコム東京が㈱シティケーブルビジョン府中と㈱ケーブルコミュニケーション小金井・国分寺（旧㈱小金井市民テレビ）を吸収合併。
平成12年１月	こうべケーブルテレビ㈱と㈱ケーブルコミュニケーション芦屋が合併、㈱ケーブルネット神戸芦屋となる。
平成12年４月	㈱チャンネルウェーブあまがさきが㈱ケーブルビジョンアイ、㈱ケーブルビジョン西宮と合併、阪神シティケーブル㈱となる。 ㈱ジェイコム東京が㈲ジェイコムインターネットを吸収合併。
平成12年９月	株式交換により㈱タイタス・コミュニケーションズを統合、同社発行済全株式を取得。 ㈱タイタス・スキャットが㈱ジェイコム札幌に商号を変更。
平成12年10月	吹田ケーブルテレビジョン㈱の株式移転により、関西ケーブルネット㈱株式を取得。
平成12年12月	㈲ジュピターインターネット清算。 ケーブルスカイネット企画㈱へ出資。
平成13年１月	㈱ジェイコム関西が堺ケーブルテレビ㈱を吸収合併。
平成13年３月	㈱ケーブルネットワークやちよ取得。
平成13年４月	藤沢ケーブルテレビ㈱が㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、商号を㈱ジェイコム湘南と変更。
平成13年７月	和泉シーエーティヴィ㈱取得。
平成13年８月	㈱スーパーネットワークユー取得。
平成13年９月	㈱ジュピター群馬が㈱ジェイコム群馬に商号変更。 ㈱タイタス・コミュニケーションズが㈱ジェイコム関東に商号変更。 ㈱タイタス相鉄が㈱ジェイコム大和に商号変更。
平成14年１月	㈱ジェイコム関西が大阪ケーブルテレビ㈱を吸収合併。
平成14年２月	㈲ジェイコムファイナンス設立。 ㈱ジェイコム関東が㈱ジェイコム大和を吸収合併。
平成14年４月	グリーンシティケーブルテレビ㈱株式を住友商事㈱から取得。 アットホームジャパン㈱（平成14年６月　アットネットホーム㈱に商号変更）を子会社化。
平成14年７月	ケーブルスカイネット企画㈱清算。
平成14年８月	㈱ジェイコム関東が前橋局の営業権を㈱ジェイコム群馬に譲渡。
平成14年11月	㈱ジェイコム関西が和泉シーエーティヴィ㈱を吸収合併。

3 【事業の内容】

当社は、19の運営局を通じて、「ワン・ストップ・ショップ」として、ケーブルテレビ、電話、高速インターネット接続サービスを当社グループのブロードバンド(高速・大容量)・ネットワークを通じ総合的に提供することを主な事業としております。なお、19の運営局以外に、4の非運営局に投資しております。

○ケーブルテレビサービス

加入者に対して、ニュース、スポーツ、映画、その他人気番組などを含む基本ケーブル・サービス(「基本チャンネル」)に加えて様々なプレミアム・サービス(「有料チャンネル」)を提供するものであります。

基本チャンネルは、地上波テレビ放送番組、地域コミュニティ番組、衛星放送番組等約45のチャンネルにより構成されています。一般的なチャンネルのラインナップには、映画専門チャンネルのCSN1ムービーチャンネル、テレビショッピングのショップチャンネル、スポーツチャンネルのJスカイスポーツ1、2、3、ディスカバリーチャンネル、ゴルフネットワークが含まれています。有料チャンネルは、プレミアム映画、スポーツ、競馬、その他特別イベントなどの娯楽番組を提供しており、これらは番組供給会社等から提供を受けております。

○電話サービス

電話サービスは平成14年12月31日現在、㈱ジェイコム札幌、㈱木更津ケーブルテレビ、㈱ジェイコム群馬、土浦ケーブルテレビ㈱、調布ケーブルテレビジョン㈱をのぞく14の運営局で提供しており、サービスエリアを順次拡大してまいります。当社グループの電話サービスは市内・長距離電話サービスにおいて、NTT及び他の地域系通信事業者とほぼ同等のサービスを加入者に提供するものであります。

当社グループは、市内・長距離、国際通信事業者、携帯電話、PHS事業者等との間で相互接続協定を締結しております。

○高速インターネット接続サービス

平成14年12月31日現在、高速インターネット接続サービスはすべての運営局で提供しております。

当社グループはアットネットホーム(株)(旧アットホームジャパン㈱)をインターネット接続事業者とする高速インターネット接続サービスを、平成12年6月にJ-COM@NetHomeのブランドで導入しました。このサービスは、高速インターネット接続と豊富なブロードバンド・コンテンツを提供するウェブ・ポータルから成り、当社グループが所有する高速大容量ネットワークとアットネットホーム(株)が構築するバックボーンを直結していることから、バックボーンを一般に開放されたインターネット網に依存する場合に頻繁に起こる通信の混雑は避けられるものと考えています。

○運営局への運営サービス

当社はMSO契約(傘下のケーブルテレビ局との間で締結する全般的な経営指導サービス提供契約)に基づき、19の運営局全てにJ-COM Broadbandブランドと、共通のビジネス戦略に基づいた運営サービスを提供しております。

平成14年12月31日現在の、各地域毎のケーブルテレビ、電話、高速インターネット接続サービスのホームパス世帯数(ケーブルテレビ、電話、高速インターネット回線を敷設した地域の中で接続可能な一戸建て及び集合住宅における世帯数)、加入世帯数及び加入率(%、加入世帯数÷ホームパス世帯数)は以下の通りです。

〈当社グループ局加入世帯数〉（平成14年12月31日現在）

グループ局名	ケーブルテレビ			電話			高速インターネット接続		
	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2
運営局(連結子会社)									
㈱ジェイコム東京	739,500	201,900	27.3%	724,500	105,000	14.5%	739,500	70,800	9.6%
㈱木更津ケーブルテレビ	72,100	26,100	36.2%	—	—	—	72,100	7,800	10.8%
㈱ジェイコム群馬	115,700	16,200	14.0%	—	—	—	115,700	7,500	6.5%
㈱ケーブルビジョン二十一	171,100	38,700	22.6%	58,200	4,000	6.9%	171,100	9,800	5.7%
福岡ケーブルネットワーク㈱	392,400	79,400	20.2%	109,600	8,100	7.4%	392,400	22,400	5.7%
㈱ジェイコム北九州	244,000	54,900	22.5%	71,000	5,800	8.2%	244,000	14,000	5.7%
北摂ケーブルネット㈱	173,700	44,000	25.3%	45,400	4,700	10.4%	173,700	20,100	11.6%
土浦ケーブルテレビ㈱	100,900	34,900	34.6%	—	—	—	100,900	11,000	10.9%
浦和ケーブル・テレビ・ネットワーク㈱	200,600	57,000	28.4%	62,800	3,200	5.1%	200,600	20,900	10.4%
㈱ケーブルネット下関	67,100	20,200	30.1%	17,700	2,100	12.1%	67,100	5,400	8.0%
㈱ジェイコム関西	1,233,700	285,700	23.2%	599,000	61,800	10.3%	1,233,700	104,800	8.5%
㈱ジェイコム湘南	409,900	148,400	36.2%	137,000	16,700	12.2%	409,900	34,400	8.4%
㈱ケーブルネット神戸芦屋	229,600	58,600	25.5%	41,400	4,400	10.6%	229,600	19,900	8.7%
㈱メディアさいたま	251,700	54,200	21.5%	37,100	3,000	8.1%	251,700	23,000	9.1%
㈱ケーブルネットワークやちよ	41,300	15,300	37.0%	13,500	900	6.7%	41,300	3,900	9.4%
㈱スーパーネットワークユー	57,600	16,900	29.3%	5,400	600	11.1%	57,600	5,600	9.8%
㈱ジェイコム関東	977,300	202,900	20.8%	960,000	129,600	13.5%	977,300	113,700	11.6%
㈱ジェイコム札幌	332,200	67,500	20.3%	—	—	—	271,600	9,500	3.5%
運営局(連結子会社) 計	5,810,400	1,422,800	24.5%	2,882,600	349,900	12.1%	5,749,800	504,500	8.8%
運営局(その他)									
調布ケーブルテレビジョン㈱	122,000	18,800	15.4%	—	—	—	96,500	5,400	5.6%
運営局(その他) 計	122,000	18,800	15.4%	—	—	—	96,500	5,400	5.6%
運営局 計	5,932,400	1,441,600	24.3%	2,882,600	349,900	12.1%	5,846,300	509,900	8.7%
(非運営局)									
㈱ケーブルテレビ神戸	160,000	31,800	19.8%	—	—	—	160,000	11,000	6.9%
関西ケーブルネット㈱ (注)1	539,000	130,300	24.2%	—	—	—	539,000	46,800	8.7%
阪神シティケーブル㈱	448,000	57,000	12.7%	—	—	—	448,000	27,600	6.2%
グリーンシティケーブルテレビ㈱	124,000	16,100	13.0%	—	—	—	124,000	8,400	6.8%
非運営局 計	1,271,000	235,200	18.5%	—	—	—	1,271,000	93,800	7.4%
合計	7,203,400	1,676,800	23.3%	2,882,600	349,900	12.1%	7,117,300	603,700	8.5%

(注) 1 関西ケーブルネット㈱には、同社傘下の吹田ケーブルテレビジョン㈱、豊中コミュニティケーブルテレビ㈱、高槻ケーブルネットワーク㈱、池田マルチメディア㈱、東大阪ケーブルテレビ㈱、守口・門真ケーブルテレビ㈱の６社を合算計上しております。

2 $加入率(\%) = \frac{加入世帯数}{ホームパス世帯数} \times 100$

3 各サービスの加入世帯数は、当該サービス以外のサービスにも加入している世帯を含めております。

4 平成14年12月31日現在、当社運営局(連結子会社)における総加入世帯数(少なくともひとつのサービスに加入している世帯数)は、1,590,800世帯となっております。

5 ケーブルテレビ加入世帯数に、「電波障害、ケーブルテレビ対応の集合住宅等で地上波及びJ-COMチャンネルのみをケーブルテレビ網を通して視聴している世帯数」を加えたケーブル接続世帯数は、平成14年12月31日現在、当社運営局(連結子会社)で推定3,846,600世帯となっております。

<系統図>　(平成14年12月31日現在)



加入者
ケーブルテレビ
電話
高速インターネット接続
利用料収入
「パッケージ販売」
傘下局23局
非運営局４局
(持分法適用関連会社)
㈱ケーブルテレビ神戸
グリーンシティケーブルテレビ㈱
(その他)
関西ケーブルネット㈱
阪神シティケーブル㈱
運営局19局
(連結子会社)
㈱ジェイコム東京
㈱木更津ケーブルテレビ
㈱ジェイコム群馬
㈱ケーブルビジョン二十一
㈱ジェイコム北九州
北摂ケーブルネット㈱
土浦ケーブルテレビ㈱
㈱ジェイコム関西
福岡ケーブルネットワーク㈱
浦和ケーブル・テレビ・ネットワーク㈱
㈱ケーブルネット下関
㈱ジェイコム湘南
㈱ケーブルネット神戸芦屋
㈱メディアさいたま
㈱ケーブルネットワークやちよ
㈱スーパーネットワークユー
㈱ジェイコム関東
㈱ジェイコム札幌
(その他)
調布ケーブルテレビジョン㈱
相互接続協定
接続料
市内電話・長距離電話、国際電話、携帯電話、PHSの各事業者
相互接続協定
接続料
インターネット接続事業者
(連結子会社)
アットネットホーム㈱
(持分法適用関連会社)
関西マルチメディアサービス㈱
(対運営局のみ)
番組等
番組料金
MSO契約に基づく運営サービス
経営指導料
(対象局)
資金援助
資金援助
資金援助
金融子会社
(連結子会社)
㈲ジェイコムファイナンス
㈱ジュピターテレコム
(当社)
住友商事㈱
(その他の関係会社)
Liberty Japan Inc.
(その他の関係会社)
Microsoft Holdings V,Inc.
(その他の関係会社)
番組等
番組料金
番組供給会社

(注)　矢印 ⇨ は、サービス等の提供の流れを示しております。
　　　矢印 ⬅ は、サービス等の提供の対価の流れを示しております。
　　　矢印 ➡ は、資金援助の流れを示しております。

4 【関係会社の状況】

(平成14年12月31日現在)

名称	住所	資本金又は出資金 (百万円)	主要な事業の内容	議決権の所有割合又は被所有割合(注)1 (%)	関係内容				摘要
					役員の兼任等(人) 当社役員	役員の兼任等(人) 当社職員	資金援助(注)2	MSO契約(注)3	
(連結子会社)									
㈱ジェイコム東京	東京都練馬区	10,075	ケーブルテレビ事業	80.03	2	5	有	有	特定子会社(注)6
㈱木更津ケーブルテレビ	千葉県木更津市	1,800	ケーブルテレビ事業	81.69	1	5	有	有	
㈱ジェイコム群馬	群馬県高崎市	1,100	ケーブルテレビ事業	100.00	1	5	有	有	
㈱ケーブルビジョン二十一	福岡市中央区	3,165	ケーブルテレビ事業	69.47	3	7	有	有	
福岡ケーブルネットワーク㈱	福岡市中央区	2,000	ケーブルテレビ事業	45.00	2	2	無	有	
㈱ジェイコム北九州	北九州市八幡東区	1,801	ケーブルテレビ事業	81.65	3	6	有	有	
北摂ケーブルネット㈱	大阪府箕面市	2,000	ケーブルテレビ事業	55.00	1	3	有	有	
土浦ケーブルテレビ㈱	茨城県土浦市	1,500	ケーブルテレビ事業	70.00	2	4	有	有	
浦和ケーブル・テレビ・ネットワーク㈱	埼玉県さいたま市	1,600	ケーブルテレビ事業	50.10	3	3	有	有	
㈱ケーブルネット下関	山口県下関市	1,000	ケーブルテレビ事業	50.00	2	5	有	有	
㈱ジェイコム関西	大阪市天王寺区	15,500	ケーブルテレビ事業	84.14	2	12	有	有	特定子会社(注)6
㈱ジェイコム湘南	神奈川県横須賀市	5,771	ケーブルテレビ事業	79.48	2	9	有	有	特定子会社
㈱ケーブルネット神戸芦屋	神戸市中央区	2,900	ケーブルテレビ事業	52.62	3	6	有	有	
㈱メディアさいたま	埼玉県さいたま市	2,993	ケーブルテレビ事業	50.38	2	4	有	有	
㈱ケーブルネットワークやちよ	千葉県八千代市	1,600	ケーブルテレビ事業	58.65	1	6	有	有	
㈱スーパーネットワークユー	千葉県浦安市	3,395	ケーブルテレビ事業	59.09	1	6	無	有	
㈱ジェイコム関東	東京都豊島区	30,004	ケーブルテレビ事業	100.00	2	4	有	有	特定子会社(注)6
㈱ジェイコム札幌	札幌市豊平区	8,800	ケーブルテレビ事業	81.94 (81.94)	2	6	無	有	特定子会社
アットネットホーム㈱	東京都目黒区	7,800	インターネット事業	87.43	3	1	無	無	特定子会社(注)5
㈲ジェイコムファイナンス	東京都豊島区	3	金融業務	100.00	1		有	無	
(持分法適用関連会社)									
㈱ケーブルテレビ神戸	神戸市長田区	2,000	ケーブルテレビ事業	20.44	2	3	無	無	
関西マルチメディアサービス㈱	大阪市西区	2,000	インターネット事業	25.75	1	1	無	無	
グリーンシティケーブルテレビ㈱	名古屋市守山区	1,000	ケーブルテレビ事業	20.00	1	1	無	無	
(その他の関係会社)									
住友商事㈱	東京都中央区	169,431	総合商社	36.28	2	—	無	—	(注)5
Liberty Japan, Inc.	米国コロラド州	US$ 1,000	当社への投資持株会社	28.00	—	—	無	—	
Microsoft Holdings V, Inc.	米国ワシントン州	US$ 1,000	当社への投資持株会社	15.39	—	—	無	—	(注)4

(注) 1 「議決権の所有割合又は被所有割合」欄の( )は内書で間接所有割合であります。

2 「資金援助」の「有」は、㈲ジェイコムファイナンス経由及び当社の直接貸付による資金援助を示しております。

3 MSO契約に関しては、「第2 事業の状況 4 経営上の重要な契約等」を参照願います。

4 Microsoft Holdings V, Inc. の議決権の所有割合には日興シティ信託銀行㈱に議決権信託をした303,500株を含めておりません。

5 上記関係会社の内、住友商事㈱、アットネットホーム㈱は、有価証券報告書を提出しております。

6 ㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム関西については、売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えております。

主な損益情報等

㈱ジェイコム東京	① 売上高	20,334,526千円
	② 経常損失	1,757,300
	③ 当期純損失	1,767,563
	④ 純資産額	△7,467,527
	⑤ 総資産額	37,691,833
㈱ジェイコム関東	① 売上高	22,819,657千円
	② 経常損失	2,540,243
	③ 当期純損失	2,124,714
	④ 純資産額	△7,376,160
	⑤ 総資産額	54,349,929
㈱ジェイコム関西	① 売上高	24,622,134千円
	② 経常損失	2,080,796
	③ 当期純損失	2,154,527
	④ 純資産額	8,082,964
	⑤ 総資産額	46,531,518

7 連結財務諸表に重要な影響を与えている債務超過の関係会社は以下の通りであります。

関係会社名	債務超過の額
㈱ジェイコム東京	7,467,527千円
㈱ジェイコム関東	7,376,160
㈱ケーブルビジョン二十一	5,604,135
㈱ジェイコム北九州	2,737,075
㈱ジェイコム群馬	1,350,807

5 【従業員の状況】

(1) 連結会社の状況

(平成14年12月31日現在)

従業員数(名)	2,360

(注) 1 従業員数は就業人員であります。主な連結子会社の従業員数は「第3 設備の状況」に記載しております。

2 上記の他、臨時従業員数は平均2,973名であります。

(2) 提出会社の状況

(平成14年12月31日現在)

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(千円)
363	34.0	4.4	6,526

(注) 1 従業員数は就業人員であります。従業員数には関係会社へ出向中の従業員1,459名、臨時従業員平均387名を含めず、社外からの出向者49名を含めております。

2 平均年齢、平均勤続年数、平均年間給与は、関係会社へ出向中の従業員を含め、社外からの出向者を除き、平成14年12月末の数値を算出しております。

3 平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社内に労働組合は結成されておりませんが、労使関係は円満に推移しております。

なお、子会社で唯一労働組合が結成されていた㈱ケーブルビジョン二十一の労働組合は平成14年4月12日付にて自主的に解散致しました。

第２ 【事業の状況】

１ 【業績等の概要】

(1) 業績

当連結会計年度のわが国経済は、内閣府による５月の月例経済報告で景気底入れ宣言が出されたものの、デフレ色、金融機関への不信は払拭されず、株式市場が一段と調整色を強めたこともあり、銀行の経営健全化問題が緊急の課題視されることとなりました。１２月には完全失業率が、再び5.5%の過去最悪水準となり、同月の月例経済報告でも景気の低迷色を認める内容となりました。海外においても、米国で企業の不正会計問題が、金融市場への不信を拡大するなど、景気回復を遅らせる要因ともなりました。また、世界各地でテロ事件が多発、中東情勢の緊迫化もあり、全般的に厳しい経済環境のもとに推移しました。

多チャンネル放送事業では、ワールドカップ・サッカー効果を期待した大規模な投資・販促キャンペーンも行われましたが、総じて一年を通じた新規加入獲得は期待に反したと言えましょう。放送のデジタル化移行問題が、いわゆるアナアナ変換も含め大きな関心を集めたものの、デジタル放送普及の時期については、当初の見込みから大幅に後退したものになりました。

通信領域では、高速インターネットサービスにおいて、ブロードバンド化が、さらに鮮明となりました。とりわけDSLサービスは低価格化・高速化に加え、激しい競合、販促キャンペーンによって普及が進み、年末には565万世帯にまで加入者を増やしました。一方、ケーブルモデムを使ったインターネットも対前年比５０％以上増加し、年末には200万世帯に迫りました。高速インターネットにおける競合はIP電話へとその範囲を広げております。

このような、一般的な経済の低迷状況及び業界環境の中、当社は引き続き着実に実績を伸ばしてまいりました。

4月には、アットネットホーム㈱を子会社化し、また、初めて名古屋地区においてグリーンシティケーブルテレビ㈱の株式２０％を取得しました。傘下の組織面では、オペレーションの合理化の一環として、２月に㈱ジェイコム関東の１００％子会社であった㈱ジェイコム大和を㈱ジェイコム関東に吸収合併し、８月には㈱ジェイコム関東の前橋局を㈱ジェイコム群馬と営業譲渡により統合、また、大阪ケーブルテレビ㈱を１月に㈱ジェイコム関西に吸収合併し、更に１１月、和泉シーエーティヴィ㈱をジェイコム関西に吸収合併しました。この結果、平成14年12月31日現在、運営局会社数は前年末比３社減少し１９社となっています。

加入者の獲得については、戸別訪問を営業活動の中心とするものの、コールセンター機能をさらに拡充・強化するとともに、ケーブルテレビ、高速インターネットサービス、電話の３サービスのバンドル化を進め、積極的な営業展開を行いました。

こうした日々の営業活動に加え、J-COM Broadbandブランドの更なる浸透を図り、より効果的な販売を実現するため、4月及び9月にテレビの全国放送網において、人気タレントを使ったコマーシャル・フィルムを放映いたしました。

以上の活動の結果、当連結会計年度の連結売上高は、対前期比33,295百万円、36.1%増加の125,502百万円となりました。これは、ケーブルテレビ高速インターネット接続、電話の各サービスの加入者増加によるものであります。

売上原価は、番組購入費、高速インターネット接続料、電話の接続料等、変動費の伸びが、ケーブルテレビサービス、高速インターネット接続サービス及び電話サービスの各売上高の伸び率を下回り、また、電柱使用料の引き下げもあり、対前期比19.6%増の80,329百万円となりました。販売費及び一般管理費は、前期に引き続き営業派遣社員による戸別訪問を中心とした積極的な営業政策を実施、コールセンターの拡大等により、給料・諸手当は対前期比18.5%の増加があったものの全体として対前期比17%の増加に留まりました。この結果、営業損失は対前期比12,400百万円(61.4%)減少し、7,793百万円となりました。

営業外損益では、関連会社の業績向上により持分損益がプラスに転じ、また棚卸資産処分損も減少したため、対前期比350百万円の改善となりました。これらの結果、経常損失は対前期比12,750百万円(54.1%)改善した10,839百万円まで減少しました。

特別利益では、補助金収入が734百万円減少したものの、特別損失では幹線のアップグレード工事がほぼ一段落したこともあり、当期の固定資産除却損失は1,157百万円と、対前期比1,268百万円減少しました。

従いまして、税金等調整前当期純損失は、対前期比13,430百万円改善した11,517百万円となり、これに法人税等や少数株主持分を加減した当期純損失は、対前期比52.7%減少の11,089百万円となりました。

当期における重要な設備投資は、集合住宅への各種サービス提供のための引込線工事等、加入者系の設備投資30,812百万円が中心でありますが、それ以外に札幌における幹線のアップグレード工事、新座市への延伸工事等の幹線・分配線設備に9,448百万円、従来からの方針に沿った関西、福岡、湘南等における電話事業拡大に関わる支出7,701百万円、福岡のメディアセンター他へのデジタルヘッドエンド設置等1,674百万円があります。

なお、財務面では、従来より進めて来たプロジェクトファイナンスによるシンジケーション借入交渉が大きく進捗致しました。また、株式上場は市場環境の一層の悪化のため見送らざるを得ませんでした。

当社が提供しております各サービスの概況は以下の通りであります。

○ケーブルテレビサービス

当会計年度において、㈱ジェイコム関東における幹線建設もあり、平成14年12月31日現在のケーブルテレビのホームパス世帯数は5,810千世帯となり、加入世帯数は1,423千世帯(前期末比約19%増)となりました。今後のデジタル化のための投資、コンテンツの充実、顧客サービス体制強化等に備えるべく、11月から一部の地域からベーシック料金の値上げを実施しました。

○電話サービス

九州地区を始め関東及び関西の新たな地域で電話事業を開始し、電話事業のホームパス世帯数は2,883千世帯に拡大、加入世帯数は350千世帯（前期末比約110%増）に増加いたしました。

○高速インターネット接続サービス

高速インターネット接続サービスのホームパス世帯数は、㈱ジェイコム湘南、㈱ジェイコム札幌を中心とした積極的な展開により、ケーブルテレビのホームパスに対して９９％となる5,750千世帯にまで拡大しました。加入世帯数は505千世帯（前期末比約57.3%増）と、５０万件を突破致しました。１１月には、一部の地域から若干の値下げを実施しました。

これらの結果、いずれかのサービスに加入している総加入世帯数は、1,591千世帯（前期末比約23.2%増）となり、また加入世帯当たりのサービス提供数は1.43 に達しました。

なお、事業の種類別セグメントの業績は、当社グループが単一セグメントのケーブルテレビ事業を行っているため、開示しておりません。また、所在地別業績については、本邦以外の国又は地域に所在する連結子会社及び重要な在外支店がないため、記載を省略しております。

(2) キャッシュ・フローの状況

（営業活動によるキャッシュ・フロー）

当期の税金等調整前当期純損失は、加入者数の拡大や接続世帯当りのサービス数の着実な伸びに伴い減価償却費は3,314百万円増加したにも拘らず対前期比53.8%、13,430百万円減少しました。この結果、借入金増加に因る支払利息及び支払保証料の増加(655百万円)はあったものの、棚卸資産の減少等による運転資本の改善(558百万円)、補助金収入の増加(13百万円)も加わり、対前期比14,498百万円改善した15,043百万円となりました。

（投資活動によるキャッシュ・フロー）

加入者設備関係の投資は引き続き活発に行った結果、対前期比5,026百万円増加しましたが、幹線延伸やアップグレード工事が山を越えたこと、新たなケーブルテレビ局の取得も当年度中は活発に行わなかったこと等の理由により、全体としての投資活動によるキャッシュ・フローは前期と比べ10,129百万円少ない56,667百万円となりました。

（財務活動によるキャッシュ・フロー）

営業活動によるキャッシュ・フローの大幅な増加と投資活動の一段落により当期中の短期ならびに長期の借入は大きく減少し、前期と比べ30,768百万円少ない40,560百万円の増加に留まりました。また借入金の圧縮と手元現金残高の縮小に努めた結果、当連結会計年度における連結ベースの現金及び現金同等物残高は、期首残高より1,064百万円少ない7,689百万円となりました。

2 【販売の状況】

当連結会計年度の販売実績は次のとおりであります。

区分	金額(千円)	前年同期比(%)
利用料収入等(注) 3	105,117,782	144.8%
その他の収入(注) 4	20,383,968	104.1%
合計	125,501,750	136.1%

(注) 1 金額には、消費税等は含まれておりません。
2 主な相手先別の販売実績については総販売実績に対する割合が10%以上の相手先はありませんので記載を省略しております。
3 利用料収入等の主な内訳は、加入者利用料収入103,545,711千円等であります。
4 その他の収入の主な内訳は、設備工事負担金収入2,800,974千円、引込線工事収入3,387,798千円、電波障害維持管理収入2,788,271千円等であります。

3 【対処すべき課題】

引き続き、加入者数の更なる拡大が当社にとって、第一の課題です。このためにも、各サービスの加入率を出来るだけ短期間に高めることが必要だと考えております。営業活動においては、ダイレクトマーケティングを柱としながらも、生産性の一層の向上を図るため、コールセンターによるマーケティング力の強化が急務と考えております。

デジタル化については、平成15年後半には、地上波のデジタル放送が３大都市圏で開始される予定でありますが、衛星デジタル、双方向サービス等の本格的普及・展開は当初の期待からは相当遅延しております。今後、欧米の動向や国内の衛星放送、地上波放送等の動きに十分注意しつつ、慎重に取り進めることとしています。

資金面では、安定資金の確保のために続けてきましたシンジケートローン交渉が大詰めを迎えました。さらに、株式市場が回復次第、懸案の株式上場を実現したいと考えております。

4 【経営上の重要な契約等】

(1) MSO契約

契約の名称	相手先名	契約内容	契約期間
「基本契約書」及び「覚書」	当社運営局(注)	当社による当社運営局に対する経営・業務協力	相手先毎に異なりますが、通常1年であり、契約満了の30日前までに見直しの申し入れがない限り、更に1年延長されます。

(注) ㈱ジェイコム東京、㈱ジェイコム関西、㈱ジェイコム関東、㈱ジェイコム札幌他15局

当社は当社運営局に対しMSO契約に基づき、以下の経営、運営指導サービスを提供しています。

・事業計画と予算作成の支援や指導を含む全ての営業と管理サービス
・番組の選定と調達
・総合研修や支援を含むセールスとマーケティング・プログラム
・一元化した包括的な顧客管理サービス(カスタマーサービス、課金・代金回収システムの構築を含む)
・ネットワークのデザイン・建設・保守の支援などを含む専門技術
・ネットワーク機器や建設資材の仕様や調達に対する支援
・標準化された会計・財務システムの整備及び統合運営

さらに、各運営局の社長を当社から派遣しております(調布ケーブルテレビジョン㈱を除く)。各運営局の取締役及び上級職員は毎月、当社の取締役と定例会議を開き財務、業績、営業、マーケティングに関し打合わせています。

当社運営局はJ-COM Broadbandブランドの下でサービスを提供し、上記経営、運営指導等サービスの対価として、当社に毎月加入者数に応じた手数料並びに機材調達に関する手数料の支払いを行います。当社の上記サービスにより顧客獲得等当社運営局の業績を向上させることができると考えています。

(2) 番組供給契約

契約の名称	相手先名	契約内容	契約期間
「有線テレビジョン放送番組供給契約書」等	番組供給事業者(注)	当社傘下局に対する衛星を経由した番組供給	相手先毎に異なりますが、通常1年であり、契約満了の3ヶ月以上前に他の当事者に対する書面による本契約の変更あるいは解約の通知がない限り、更に1年間延長されます。

(注) ㈱ケーブル・ソフト・ネットワーク、ジュピターゴルフネットワーク㈱他40社

(3) 相互接続協定

契約の名称	相手先名	契約内容	契約期間
「相互接続協定書」等	電気通信事業者(注)	電気通信事業法に基づく、当社傘下局と他の電気通信事業者との相互接続	相手先毎に異なりますが、通常特に定めておらず、解除の場合は一定の期間前までに相手方に書面で通知することとなっています。

(注) 東日本電信電話㈱、西日本電信電話㈱等、合計49社
上表のほか、電話サービスを開始した当社傘下局間でも相互接続協定を締結しています。

5 【研究開発活動】

該当事項はありません。

第３　【設備の状況】

1　【設備投資等の概要】

当連結会計年度の設備投資は、幹線延伸工事、幹線部分の光同軸ハイブリッド方式へのアップグレード工事、デジタルヘッドエンド設備、電話事業にかかる交換機及びホストデジタルターミナル並びに加入者設備工事を中心に実施しました。

幹線延伸工事については、㈱ジェイコム関西の各地域、ジェイコム関東㈱、浦和ケーブル・テレビ・ネットワーク㈱等の各営業地域において、幹線部分を約923km延伸し、平成14年12月末現在の総延長は約32,859kmとなりました。

この結果、当社運営局のケーブルテレビサービスのホームパス世帯数は、平成14年12月末現在で5,810千世帯となり前年度末比204千世帯の増加となりました。

次連結会計年度も引き続き幹線延伸による営業地域の拡大に努め、総額3,385百万円を投入し、幹線を約1,188km延伸する計画であります。

アップグレード工事は、多彩なブロードバンド（広帯域）サービスを提供するインフラとして、幹線を従来の450MHzの同軸方式から750MHzの光同軸ハイブリッド（HFC）方式へ移行させるもので、平成14年12月末現在当社運営局の幹線部分の約98％が完了しております。

工事が完了した地域より、順次高速インターネット接続サービスを開始し、平成14年12月末には高速インターネット接続サービスのホームパス世帯数は5,750千世帯（前年度末比396千世帯増）、同じく電話サービスでは2,883千世帯（同1,095千世帯増）となっております。

次連結会計年度では、総額で4,392百万円を投入し、当連結会計年度から継続工事中の一部地域を含む残る地域のアップグレード工事並びに集合住宅（ＭＤＵ）の双方向化対応工事を推進する計画であります。

デジタルヘッドエンド設備に対する投資は、デジタル化の計画が遅れたため、約1,000百万円の実績となりました。

電話サービスについては、平成13年度では㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム大和、㈱ジェイコム関西並びに㈱ジェイコム湘南の5社がサービス提供をしていましたが、当連結会計年度では、新たに10局でサービス提供を開始しました。これら電話サービスの提供地域拡大のため、交換機、ホストデジタルターミナル及び伝送装置として7,696百万円の設備投資を行いました。

次連結会計年度については、さらにサービス提供地域を拡大すべく約5,514百万円の投資を行う計画であります。

加入者設備工事（集合住宅（ＭＤＵ）への引込線工事を含む）は、当初計画より加入者数が89%増加（グロス）し、当初計画の30,992百万円に対し、約30,812百万円の実績となりました。引き続き加入者の獲得に最大限の努力をし、次連結会計年度の加入者設備工事には28,539百万円程度を投入する計画であります。

2 【主要な設備の状況】

当社グループ(当社及び連結子会社)の当連結会計年度(平成14年12月31日現在)における主要な設備は、次の通りであります。

(1) 提出会社

(平成14年12月31日現在)

事業所名 (所在地)	設備の内容	帳簿価額(千円)					従業員数 (名)
		建物 及び構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計	
本社 (東京都豊島区)	事務所設備・ その他	64,497	—	— (—)	153,329	217,826	208
ジェイコム メディアセンター (東京都練馬区)	その他設備	260,880	—	— (—)	17,283	278,163	29
ジェイコム メディアプラザ (福岡市中央区)	事務所設備	685,913	—	429,042 (2)	5,583	1,120,538	45

(注) 1 主な賃借設備

本社事務所　支払賃料123,150千円(平成14年1月1日から平成14年12月31日までの支払額)

ジェイコムメディアセンター　支払賃料108,000千円(平成14年1月1日から平成14年12月31日までの支払額)

2 ジェイコムメディアプラザは当社九州事務所の他、連結子会社である㈱ケーブルビジョン二十一及び福岡ケーブルネットワーク㈱が入居(賃貸)しております。

3 その他は工具・器具及び備品であります。

(2) 国内子会社

(平成14年12月31日現在)

会社名 (所在地)	設備の内容	帳簿価額(千円)					従業員数 (名)
		建物 及び構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計	
㈱ジェイコム東京 (東京都練馬区)	ケーブルテレビ 放送設備等	12,234,445	3,739,539	— (—)	148,207	16,122,191	269
㈱ジェイコム群馬 (群馬高崎市)	同上	2,938,078	183,678	— (—)	50,990	3,172,746	34
㈱ジェイコム北九州 (北九州市小倉南区)	同上	5,021,203	541,771	320,924 (0)	32,525	5,916,423	87
土浦ケーブルテレビ㈱ (茨城県土浦市)	同上	2,951,531	327,975	— (—)	54,494	3,334,000	56
㈱ジェイコム関西 (大阪市天王寺区)	同上	19,818,798	5,187,192	99,917 (1)	521,557	25,627,464	428
福岡ケーブル ネットワーク㈱ (福岡市中央区)	同上	4,965,474	2,342,880	121,445 (1)	95,977	7,525,776	148
浦和ケーブル・テレビ ・ネットワーク㈱ (埼玉県さいたま市)	同上	3,122,705	537,458	— (—)	120,266	3,780,429	59
㈱ジェイコム湘南 (神奈川県横須賀市)	同上	9,791,013	1,992,388	197,160 (1)	274,303	12,254,864	172
㈱ケーブルネット 神戸芦屋 (神戸市中央区)	同上	3,570,486	268,851	52,300 (0)	195,842	4,087,479	43
㈱メディアさいたま (埼玉県さいたま市)	同上	4,641,491	437,212	— (—)	50,183	5,128,886	57
㈱ジェイコム関東 (東京都豊島区)	同上	19,177,719	2,363,233	193,941 (3)	498,680	22,233,573	318
㈱ジェイコム札幌 (札幌市豊平区)	同上	7,100,827	630,342	372,558 (4)	277,299	8,381,026	93

(注) 1　主な賃借設備

九州電力㈱　福岡市博多区・西区光ファイバー心線（幹線設備）

年間リース料　25,771千円　リース契約残高　457,444千円

2　その他は工具・器具及び備品並びに建設仮勘定であります。

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

会社名	所在地	設備の内容	投資予定額(千円) 総額	投資予定額(千円) 既支払額	資金調達方法	着手年月	完了予定年月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱ジェイコム湘南 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都豊島区 東京都練馬区 神奈川県横須賀市 福岡市中央区	加入者設備工事	20,981,083	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関東 土浦ケーブルテレビ㈱ ㈱ジェイコム湘南 ㈱ジェイコム東京 他13社	東京都豊島区 茨城県土浦市 神奈川県横須賀市 東京都練馬区	幹線延伸工事(タップ増設を含む)	3,384,523	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム札幌 ㈱ジェイコム関西 ㈱メディアさいたま 他13社	札幌市豊平区 大阪市天王寺区 さいたま市高鼻町	幹線の広帯域化・電話事業対応アップグレード	3,249,035	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム札幌 ㈱メディアさいたま ㈱ジェイコム関西 他14社	札幌市豊平区 さいたま市高鼻町 大阪市天王寺区	集合住宅設備のインターネット事業対応アップグレード	1,143,956	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム東京 ㈱ジェイコム関西 福岡ケーブルネットワーク㈱ 他15社	東京都練馬区 大阪市天王寺区 福岡市中央区	デジタル化対応設備投資	2,521,976	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱メディアさいたま 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都豊島区 東京都練馬区 さいたま市高鼻町 福岡市中央区	集合住宅への引込線工事及び電話事業対応	6,414,160	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関西 ㈱ジェイコム東京 ㈱ジェイコム関東 ㈱ジェイコム湘南 他14社	大阪市天王寺区 東京都練馬区 東京都豊島区 神奈川県横須賀市	電話事業に係る交換機及びホストデジタルターミナルおよび伝送装置等	5,513,630	―	自己資金及び借入	平成15年1月	平成15年12月

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の除却等

該当事項はありません。

当社は同軸ケーブルの幹線部分のアップグレードを実施しており、既存の設備の一部は工事の進展に伴い置き換えられる予定です。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
計	15,000,000

②　【発行済株式】

種類	事業年度末現在発行数(株)(平成14年12月31日)	提出日現在発行数(株)(平成15年３月28日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	3,934,285.74	3,934,285.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式(注)
計	3,934,285.74	3,934,285.74	―	―

(2)　【新株予約権等の状況】

①　新株予約権

平成14年７月８日開催の臨時株主総会決議によるもの

	事業年度末現在(平成14年12月31日)	提出日の前月末現在(平成15年２月28日)
新株予約権の数(個)	4,889	4,875
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	29,334 (新株予約権１個当たりの目的となる株式の数　６株)	29,250 (新株予約権１個当たりの目的となる株式の数　６株)
新株予約権の行使時の払込金額	新株予約権１個につき552,000円	同左
新株予約権の行使期間	自　平成14年９月12日 至　平成24年８月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株予約権の行使の条件	※	同左
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※新株予約権行使の条件

1　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株予約権を行使することができます。

2 新株予約権は、下記6の場合を除き、割当対象者に限り行使することができます。

3 割当対象者（但し、新株予約権の割当に際して取締役会が定める割当対象者名簿（以下、単に「割当対象者名簿」という。）に「非管理職」として記載されている割当対象者を除く。）は、平成15年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とします。

（ア） 平成15年9月12日から平成16年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができます。

（イ） 平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができます。

（ウ） 平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができます。

（エ） 平成18年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記3及び4の定めにかかわらず、下記8記載の「新株予約権割当契約」に定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記8記載の「新株予約権割当契約」に定めるところによるものとします。

7 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8 上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

② 商法等の一部を改正する法律(平成13年法律第128号)による改正前の商法(以下「旧商法」という。)第280条ノ19の規定に基づくストックオプションの内容等は次のとおりであります。

平成12年８月23日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成14年12月31日)	提出日の前月末現在 (平成15年２月28日)
新株引受権の数	—	—
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	2,088	2,088
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自 平成12年９月11日 至 平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額 92,000円 資本組入額 46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1 被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合に限り、新株引受権を行使することができます。

2 新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3 被付与者（但し、非管理職を除く。）は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には、１株に切り上げた数とします。

(ア) 平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

(イ) 平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

(ウ) 平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

(エ) 平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4 被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5 新株引受権付与後、被付与者が、当社又は当社グループ事業会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記３及び４の定めに拘らず、下記７記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

6　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記７記載の「新株引受権付与契約」に定めるところによるものとします。

7　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成12年８月23日開催の当社臨時株主総会決議及び同日開催の当社取締役会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

8　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

平成13年５月１日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成14年12月31日)	提出日の前月末現在 (平成15年２月28日)
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	126,706	126,586
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成13年９月12日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者（但し、非管理職を除く。）は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には、１株に切り上げた数とします。

（ア）平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

(イ) 平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

(ウ) 平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

(エ) 平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4 被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5 上記３及び４の定めにかかわらず、被付与者のうち、新株引受権付与時点において、当社又は当社のグループ事業会社の役員若しくは従業員の地位を退任若しくは退職している認定支援者で当社が特に指定した者については、会社の新規株式公開の日又は平成13年９月12日のいずれか後に到来する日から２年間に限り、付与された新株引受権の全部又は一部を行使することができます。

6 新株引受権付与後、被付与者が、当社又は当社グループ会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記３及び４の定めに拘らず、下記８記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

7 新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株予約権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記８記載の「新株引受権付与契約」に定めるところによるものとします。

8 上記の他、被付与者が当社又は当社のグループ事業会社の役員又は従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成13年４月27日開催の取締役会決議及び平成13年５月１日開催の当社臨時株主総会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

9 また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成10年1月21日 (注)1	40,000.00	594,000.00	2,000,000	29,700,000	—	—
平成10年4月10日 (注)2	80,000.00	674,000.00	4,000,000	33,700,000	—	—
平成11年7月28日 (注)3	124,000.00	798,000.00	6,200,000	39,900,000	—	—
平成12年2月26日 (注)4	54,000.00	852,000.00	2,700,000	42,600,000	—	—
平成12年5月10日 (注)5	66,000.00	918,000.00	3,300,000	45,900,000	—	—
平成12年9月1日 (注)6	393,428.58	1,311,428.58	1,100,000	47,000,000	1,637,589	1,637,589
平成12年9月30日 (注)7	2,622,857.16	3,934,285.74	2,622	47,002,622	—	1,637,589

(注) 1 有償株主割当(554:40) 発行価格 50,000円
資本組入額 50,000円
2 有償株主割当(594:80) 発行価格 50,000円
資本組入額 50,000円
3 有償株主割当(674:124) 発行価格 50,000円
資本組入額 50,000円
4 有償株主割当(798:54) 発行価格 50,000円
資本組入額 50,000円
5 有償株主割当(852:66) 発行価格 50,000円
資本組入額 50,000円
6 ㈱タイタス・コミュニケーションズ(現㈱ジェイコム関東)との株式交換(交換比率1:約0.32)
7 有償株主割当(1:2) 発行価格 1円
資本組入額 1円

(4) 【所有者別状況】

(平成14年12月31日現在)

区分	株式の状況								端株の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数(人)	—	1	—	3	5	1	—	9	—
所有株式数(株)	—	303,500	—	1,584,734	2,046,051	13,409	—	3,934,285	0.74
所有株式数の割合(%)	—	7.71	—	40.28	52.01	0.34	—	100.00	—

(注) 自己株式0.34株は「端株の状況」に含めて記載しております。

(5) 【大株主の状況】

(平成14年12月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
住友商事㈱	東京都中央区晴海１－８－１１	1,427,346.00	36.28
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	28.00
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052-6399. USA	605,296.06	15.39
シティトラスト信託銀行㈱	東京都品川区２－３－１４ シティコープセンター	303,500.00	7.71
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	7.00
三井物産㈱	東京都千代田区大手町１－２－１	78,694.00	2.00
松下電器産業㈱	大阪府門真市大字門真１００６	78,694.00	2.00
Liberty Japan Ⅱ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.28
リー ダニエルズ	東京都渋谷区大山町３３－９	13,409.34	0.34
計	―	3,934,285.40	100.00

(注) Liberty Japan Ⅱ, Inc. の所有株式50,346株は、住友商事㈱から平成14年３月28日付で証券取引法に基づく公開買付により取得したものです。

(6) 【議決権の状況】

① 【発行済株式】

（平成14年12月31日現在）

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	―	―	―
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	―	―	―
完全議決権株式(その他)	普通株式 3,934,285.00	3,934,285	権利内容に何ら限定のない当社における標準的な株式
端株	普通株式 0.74	―	同上 (注)
発行済株式総数	3,934,285.74	―	―
総株主の議決権	―	3,934,285	―

(注) 端株には、当社所有の自己株式0.34株が含まれております。

② 【自己株式等】

（平成14年12月31日現在）

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
―	―	―	―	―	―
計	―	―	―	―	―

(7) 【ストックオプション制度の内容】

① 平成14年7月8日開催の臨時株主総会決議によるもの

平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てました。

決議年月日	平成14年7月8日臨時株主総会決議
付与対象者の区分及び人数	当社取締役1名、当社監査役1名、当社従業員499名、当社の子会社及び関連会社の取締役、監査役及び従業員246名
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株予約権の行使時の払込金額	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

② 平成12年８月23日開催の臨時株主総会決議によるもの

平成12年８月23日開催の当社臨時株主総会の特別決議及び同日開催の当社取締役会決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与いたしました。

決議年月日	平成12年８月23日臨時株主総会決議
付与対象者の区分及び人数	平成12年８月23日開催の当社臨時株主総会終結時に在任または在籍する当社の取締役７名、従業員378名、平成12年９月１日付けで新たに当社の取締役として就任した者６名及び同日付で新たに当社の従業員として入社した者６名並びに新事業創出促進法第11条の５第２項に定める当社認定支援者1,505名
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

③ 平成13年５月１日開催の臨時株主総会決議によるもの

平成13年４月27日開催の当社取締役会の決議及び平成13年５月１日開催の当社臨時株主総会の特別決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与致しました。

決議年月日	平成13年５月１日臨時株主総会決議
付与対象者の区分及び人数	平成13年５月１日開催の当社臨時株主総会の特別決議に基づく新株引受権にかかる権利付与日において当社に在任または在職する当社の取締役12名、従業員461名、及び新事業創出促進法第11条ノ５第２項に定める当社認定支援者1,397名。但し、付与対象者のうち、平成12年８月23日開催の当社臨時株主総会の特別決議に基づき商法第280条ノ19及び新事業創出促進法第11条ノ５第２項に定める新株引受権を付与された者については、当社の求めに従って、所定の期間内に当該新株引受権全てにつき放棄を行ったことを条件とします。
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

2 【自己株式の取得等の状況】

(1) 【定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3 【配当政策】

当社は株主に対する利益還元を経営の重要な課題の一つとして位置付けています。しかしながら、当社は累積損失を計上し、設立以来配当を実施しておらず、内部留保資金もありません。また当面は当社事業の確立、発展のために多くの資金を必要としておりますので、当社は、配当金による株主への利益還元は当面実施しない予定であります。

4 【株価の推移】

当社株式は、非上場であり、かつ店頭登録もしておりませんので、該当事項はありません。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役社長 代表取締役		森泉知行	昭和23年1月3日生	昭和45年4月 平成5年1月 平成7年1月 平成8年10月 平成12年2月 平成15年1月 平成15年3月	住友商事㈱入社 米国住友商事会社 SCOA投資事業部 米国住友商事会社 Phoenixcor Inc.会長 ジュピター・ショップチャンネル㈱代表取締役 ㈱ジュピター・プログラミング代表取締役 ジュピターサテライト放送㈱代表取締役 当社社長付 当社代表取締役社長就任（現在）	—
取締役副社長 代表取締役		グレゴリー アームストロング	昭和21年9月27日生	昭和46年1月 平成6年8月 平成10年1月 平成12年9月 平成14年1月	Viacom Cablevision of SF入社 Tele-Communications International, Inc.入社 Senior Vice President of Cable Operation Liberty Media International, Inc. Managing Director, Latin America On Command Corporation Executive Vice President and Chief Operating Officer 当社代表取締役副社長就任(現在)	—
取締役副社長	企画・管理担当	吉田幸弘	昭和20年8月10日生	昭和43年4月 平成3年6月 平成8年2月 平成10年4月 平成11年4月 平成13年4月 平成14年3月 平成15年3月	住友商事㈱入社 同投資事業本部海外事業部長 米国住友商事会社(同社投資事業部長) 住友商事㈱理事兼米国住友商事会社(同社副社長) 同理事 メディア事業本部副本部長 同理事 情報産業総括部長(現在) 当社監査役就任 当社取締役副社長就任（現在）	—
常務取締役	財務・経理担当	庄子進	昭和17年2月12日生	昭和40年4月 平成6年7月 平成8年6月 平成9年9月	住友商事㈱入社 同社機電経理部長 当社取締役就任 当社常務取締役就任(現在)	—
常務取締役	対外企画担当	平山泰史	昭和19年1月9日生	昭和42年4月 昭和63年3月 平成8年1月 平成8年6月 平成9年9月	住友商事㈱入社 米国住友商事 当社社長室長 当社取締役就任 当社常務取締役就任(現在)	—

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		中井戸 信英	昭和21年年11月1日生	昭和46年4月 平成4年6月 平成9年4月 平成10年4月 平成10年6月 平成11年4月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 機械システム部長 米国住友商事会社(同社サンフランシスコ支店長兼サンタクララ駐在員事務所長) 住友商事㈱理事 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部長 同社 取締役 ネットワーク事業本部長 eビジネス事業部担当 同社 代表取締役常務 情報産業事業部門長補佐 ネットワーク事業本部長 eビジネス事業担当(現在) 当社取締役就任(現在)	—
取締役		吉井 伸吾	昭和22年年8月23日生	昭和46年4月 平成7年8月 平成10年4月 平成12年4月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 名古屋支社機電部長 同社 情報通信第一事業部長 兼 中部支社機電部長 同社 理事 メディア事業本部副本部長 情報産業業務部長 情報通信第一事業部長 同社 理事 ネットワーク事業本部副本部長 eビジネス事業部副担当 同社 理事 メディア事業本部長(現在) 当社取締役就任(現在)	—
取締役		青木 二仁	昭和22年3月13日生	昭和45年5月 平成10年12月 平成11年3月 平成11年4月 平成13年4月 平成14年4月	住友商事㈱入社 住友商事㈱ケーブルテレビ事業部長 当社取締役就任(現在) 住友商事㈱ケーブルテレビ・衛星事業部長 同社理事 メディア事業本部副本部長 ケーブルテレビ・衛星事業部長(現在) 同社理事 情報産業事業部門長付(現在)	—
取締役		ミランダ カーチス	昭和30年11月26日生	平成4年5月 平成7年1月 平成8年9月 平成11年2月	TCI International, Inc.入社 当社取締役就任(現在) 同社 Executive Vice President Liberty Media International, Inc. President(現在)	—
取締役		グラハム ホリス	昭和27年1月9日生	平成6年7月 平成7年5月 平成10年3月 平成12年9月	TCI International, Inc.入社 同社(現 Liberty Media International, Inc.) Executive Vice President & CFO(現在) 当社監査役就任 当社取締役就任(現在)	—
取締役		西村 泰重	昭和10年10月25日生	昭和34年4月 平成7年1月 平成10年3月 平成10年11月 平成12年9月	住友商事㈱入社 当社代表取締役社長 当社顧問 Liberty Media Corp.在日顧問(現在) 当社取締役就任(現在)	—

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		ヘンリー ヴィジル	昭和33年1月9日生	平成7年9月 平成9年1月 平成11年1月 平成12年9月	Microsoft Corp. General Manager, Internet Commerce Business Unit 同社 Senior Director, Digital Television Grp. 同社 Vice President, Consumer Strategy & Partnerships(現在) 当社取締役就任(現在)	—
取締役		サンジェイ チェッダ	昭和41年11月24日生	昭和63年8月 平成4年9月 平成7年8月 平成8年10月 平成10年5月 平成11年1月 平成13年5月 平成15年3月	Salomon Brothers Corporate Financial Analyst Microsoft Corp. Product Manager, Consumer Division 同社 Product Planning Manager, MSN 同社 Program Manager, Internet Platforms and Tools Division, Commercial Systems Division Group Program Manager, Platforms Division Director, Business Development and Investments Managing Director, Corporate Development (現在) 当社取締役就任 (現在)	—
監査役 常勤		小 林 孔 次	昭和22年4月4日生	昭和45年4月 昭和61年5月 平成4年4月 平成7年12月 平成11年6月 平成14年1月 平成14年3月	住友商事㈱入社 米国住友商事会社(ニューヨーク駐在) 同社財経本部資金部長付 同社財務グループ財務部参事(シンガポール駐在) SUMICORP CAPITAL ASIA PTE. LTD. 事務従事 同社財務グループ参事(ロンドン駐在) SUMITOMO CORPORATION CAPITAL EUROPE PLC事務従事 同社メディア事業本部参事(現在) 当社監査役就任(現在)	—
監査役		林 正 俊	昭和31年1月20日	昭和53年4月 平成8年7月 平成12年5月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 メディア事業本部長付 同社 情報産業業務部長付 同社 情報産業総括部長付 同社 メディア事業本部映像メディア事業部長 同社 情報産業総括部長 (現在) 当社監査役就任 (現在)	—
監査役		ダリル ドーリントン	昭和19年3月9日生	平成8年1月 平成10年3月 平成10年5月 平成12年9月	㈱ジュピタープログラミングCOO就任 当社取締役就任 Liberty Media International, Inc. General Manager (Japan) (現在) 当社監査役就任(現在)	—
監査役		スー プロヴァン	昭和40年5月28日生	平成7年7月 平成10年7月 平成12年9月	TCI International, Inc. Controller Liberty Media International, Inc. Director of Finance(現在) 当社監査役就任(現在)	—
計						—

(注) 監査役小林孔次、林 正俊、スー プロヴァンは「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

第５　【経理の状況】

1　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しております。

なお、前事業年度(平成13年１月１日から平成13年12月31日まで)は、改正前の財務諸表等規則に基づき、当事業年度(平成14年１月１日から平成14年12月31日まで)は、改正後の財務諸表等規則に基づいて作成しております。

2　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度(平成13年１月１日から平成13年12月31日まで)及び前事業年度(平成13年１月１日から平成13年12月31日まで)並びに当連結会計年度(平成14年１月１日から平成14年12月31日まで)及び当事業年度(平成14年１月１日から平成14年12月31日まで)の連結財務諸表及び財務諸表について、朝日監査法人の監査を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度(平成13年12月31日) 金額(千円)		構成比(%)	当連結会計年度(平成14年12月31日) 金額(千円)		構成比(%)
(資産の部)							
I 流動資産							
1 現金及び預金			8,752,714			4,989,062	
2 受取手形及び売掛金			7,792,846			8,692,023	
3 たな卸資産			5,656,256			4,595,656	
4 その他			4,050,220			5,292,740	
貸倒引当金			△151,840			△243,805	
流動資産合計			26,100,196	11.4		23,325,676	9.1
II 固定資産							
1 有形固定資産							
(1) 建物及び構築物	※2,3	136,965,470			144,005,585		
減価償却累計額		△35,451,612	101,513,858		△42,281,142	101,724,443	
(2) 機械装置及び運搬具	※2,3	23,111,329			32,720,710		
減価償却累計額		△9,408,536	13,702,793		△12,843,127	19,877,583	
(3) 工具・器具及び備品	※2	2,692,331			2,561,197		
減価償却累計額		△1,508,627	1,183,704		△1,364,982	1,196,215	
(4) 土地	※2		1,630,886			1,981,230	
(5) 建設仮勘定			2,278,578			1,580,872	
有形固定資産合計			120,309,819	52.3		126,360,343	49.4
2 無形固定資産							
(1) 営業権			386,692			261,517	
(2) 連結調整勘定			9,634,753			6,897,550	
(3) ソフトウェア			894,649			2,160,174	
(4) その他			63,430			68,350	
無形固定資産合計			10,979,524	4.8		9,387,591	3.7
3 投資その他の資産							
(1) 投資有価証券	※1		3,182,051			3,901,406	
(2) 長期貸付金			575,767			546,527	
(3) 長期前払費用			65,373,203			88,039,326	
(4) その他			3,440,288			4,113,475	
貸倒引当金			△59,925			△85,146	
投資その他の資産合計			72,511,384	31.5		96,515,588	37.8
固定資産合計			203,800,727	88.6		232,263,522	90.9
III 繰延資産							
1 開業費			11,831			466	
2 新株発行費			81,026			16,020	
繰延資産合計			92,857	0.0		16,486	0.0
資産合計			229,993,780	100.0		255,605,684	100.0

		前連結会計年度 (平成13年12月31日)			当連結会計年度 (平成14年12月31日)		
区分	注記番号	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(負債の部)							
I 流動負債							
1 買掛金			15,255,415			14,536,581	
2 短期借入金	※2		199,199,235			238,925,140	
3 賞与引当金			—			654,948	
4 未払法人税等			88,970			323,917	
5 その他			7,207,710			5,223,432	
流動負債合計			221,751,330	96.4		259,663,018	101.6
II 固定負債							
1 長期借入金	※2		27,268,025			28,096,985	
2 退職給付引当金			1,269,767			1,663,892	
3 その他			5,574,250			5,422,908	
固定負債合計			34,112,042	14.8		35,183,785	13.8
負債合計			255,863,372	111.3		294,846,803	115.4
(少数株主持分)							
少数株主持分			6,287,520	2.7		4,004,562	1.6
(資本の部)							
I 資本金			47,002,623	20.4		47,002,623	18.4
II 資本準備金			1,637,590	0.7		1,637,590	0.6
III 欠損金			80,797,325	△35.1		91,885,894	△35.9
資本合計			△32,157,112	△14.0		△43,245,681	△16.9
負債、少数株主持分及び資本合計			229,993,780	100.0		255,605,684	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度（自 平成13年1月1日 至 平成13年12月31日）金額(千円)		百分比(%)	当連結会計年度（自 平成14年1月1日 至 平成14年12月31日）金額(千円)		百分比(%)
Ⅰ 売上高			92,206,714	100.0		125,501,750	100.0
Ⅱ 売上原価			67,144,761	72.8		80,328,706	64.0
売上総利益			25,061,953	27.2		45,173,044	36.0
Ⅲ 販売費及び一般管理費							
1 給料・諸手当		23,951,001			28,382,566		
2 設備賃借料		3,959,784			4,454,761		
3 連結調整勘定償却額		4,315,349			3,284,773		
4 その他		13,028,935	45,255,069	49.1	16,843,606	52,965,706	42.2
営業損失			20,193,116	△21.9		7,792,662	△6.2
Ⅳ 営業外収益							
1 受取利息		16,274			15,503		
2 受取配当金		203			1,214		
3 持分法による投資利益		—			139,498		
4 損害保険受取金		24,986			35,685		
5 その他		504,689	546,152	0.6	681,148	873,048	0.7
Ⅴ 営業外費用							
1 支払利息		2,694,666			2,036,312		
2 支払保証料		—			1,059,799		
3 持分法による投資損失		247,797			—		
4 営業権償却		88,406			124,157		
5 たな卸資産処分損		262,079			80,923		
6 新株発行費償却		92,649			60,056		
7 その他		556,605	3,942,202	4.3	558,144	3,919,391	3.1
経常損失			23,589,166	△25.6		10,839,005	△8.6
Ⅵ 特別利益							
1 補助金収入		1,221,369			487,689		
2 その他		229,395	1,450,764	1.6	37,994	525,683	0.4
Ⅶ 特別損失							
1 固定資産除却損	※1	2,425,428			1,156,979		
2 退職給付会計基準変更時差異償却		309,478			—		
3 その他		73,683	2,808,589	3.0	46,421	1,203,400	1.0
税金等調整前当期純損失			24,946,991	△27.0		11,516,722	△9.2
法人税、住民税及び事業税			89,872	0.1	332,524		
法人税等調整額			—		△32,482	300,042	0.2
少数株主損失			1,591,457	1.7		728,195	0.6
当期純損失			23,445,406	△25.4		11,088,569	△8.8

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日) 金額(千円)		当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)	
Ⅰ 欠損金期首残高			57,351,919		80,797,325
Ⅱ 欠損金増加高			—		—
Ⅲ 当期純損失			23,445,406		11,088,569
Ⅳ 欠損金期末残高			80,797,325		91,885,894

④ 【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日) 金額(千円)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー			
1 税金等調整前当期純損失		△24,946,991	△11,516,722
2 減価償却費		18,437,704	21,751,559
3 連結調整勘定償却額		4,315,349	3,284,773
4 新株発行費償却		92,649	60,056
5 貸倒引当金の増加額(又は減少額(△))		△127,327	117,186
6 受取利息及び受取配当金		△16,477	△16,717
7 支払利息		2,694,666	2,036,312
8 支払保証料		—	1,059,799
9 持分法による投資利益(△)(又は投資損失)		247,797	△139,498
10 固定資産除却損		2,425,428	1,156,979
11 売上債権の増加額		△562,600	△900,092
12 たな卸資産の減少額		75,486	1,060,600
13 仕入債務の減少額(△)		△699,841	△64,886
14 その他の流動資産の減少額(又は増加額(△))		376,502	△107,167
15 補助金収入		△1,221,369	△487,689
16 営業権償却		88,406	124,157
17 その他		1,438,236	349,767
小計		2,617,618	17,768,417
18 利息及び配当金の受取額		16,477	16,717
19 利息の支払額		△2,863,525	△2,024,939
20 保証料の支払額		—	△1,493,324
21 補助金の受取額		828,673	841,695
22 法人税等の支払額		△53,822	△65,095
営業活動によるキャッシュ・フロー		545,421	15,043,471
Ⅱ 投資活動によるキャッシュ・フロー			
1 有形固定資産の取得による支出		△31,062,567	△21,715,928
2 長期前払費用の支払額		△27,015,700	△32,042,019
3 投資有価証券の取得による支出		△5,076,853	△2,684,033
4 連結の範囲の変更を伴う子会社株式の取得による支出		△2,721,114	—
5 その他		△919,856	△224,958
投資活動によるキャッシュ・フロー		△66,796,090	△56,666,938
Ⅲ 財務活動によるキャッシュ・フロー			
1 短期借入金の純増加額		73,439,980	39,899,320
2 長期借入れによる収入		5,541,620	3,330,000
3 長期借入金の返済による支出		△7,593,526	△2,674,455
4 その他		△59,933	4,950
財務活動によるキャッシュ・フロー		71,328,141	40,559,815
Ⅳ 現金及び現金同等物に係る換算差額		—	
Ⅴ 現金及び現金同等物の増加額		5,077,472	△1,063,652
Ⅵ 現金及び現金同等物の期首残高		3,675,242	8,752,714
Ⅶ 現金及び現金同等物の期末残高		8,752,714	7,689,062

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　連結の範囲に関する事項 連結子会社　22社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1 企業の概況 4 関係会社の状況」に記載しております。 前連結会計年度において持分法適用会社であったアットホームジャパン㈱は、当連結会計年度中の株式の追加取得により、連結子会社となっております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった堺ケーブルテレビ㈱を吸収合併しております。 前連結会計年度において持分法適用会社であった㈱藤沢ケーブルテレビは、当連結会計年度における株式の追加取得により連結子会社となり、同じく連結子会社であった㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、㈱ジェイコム湘南と商号を変更しております。 当連結会計年度における株式の新規取得により、㈱和泉シーエーティヴィ、㈱ケーブルネットワークやちよ、㈱スーパーネットワークユーの3社を新たに連結子会社としております。 前連結会計年度において連結子会社であった㈱ジュピター群馬は㈱ジェイコム群馬に、同じく連結子会社であった㈱タイタス・コミュニケーションズは㈱ジェイコム関東に、同じく連結子会社であった㈱タイタス相鉄は㈱ジェイコム大和に商号を変更しております。	1　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1 企業の概況 4 関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱及び和泉シーエーティヴィ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当連結会計年度における新規設立により、㈲ジェイコムファイナンスを新たに連結子会社としております。 前連結会計年度において連結子会社であったアットホームジャパン㈱は、当連結会計年度に、アットネットホーム㈱と商号を変更しております。
2　持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、ケーブルスカイネット企画㈱	2　持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、グリーンシティケーブルテレビ㈱ 当連結会計年度における株式の新規取得により、グリーンシティケーブルテレビ㈱を新たに持分法適用会社としております。 前連結会計年度において持分法適用会社であったケーブルスカイネット企画㈱は当連結会計年度において清算しております。
3　連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。	3　連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 移動平均法に基づく原価法によっております。	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法(評価差額は全部資本注入法により処理し、売却原価は主として移動平均法により算定)によっております。 時価のないもの 移動平均法に基づく原価法によっております。
ロ　たな卸資産 主として移動平均法に基づく低価法によっております。	ロ　たな卸資産 同左
(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 定額法によっております。なお、耐用年数及び残存価額については法人税法に規定する方法と同一の基準によっておりますが、「建物及び構築物」に含めております幹線・分配線については、見積耐用年数(15年)に基づいております。	(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 同左
ロ　無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間に基づく定額法によっております。 営業権 商法に基づく期間均等償却を行っております。	ロ　無形固定資産 ソフトウェア 同左 営業権 同左
ハ　長期前払費用 定額法によっております。(償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)	ハ　長期前払費用 同左
(3) 繰延資産の処理方法 イ　開業費 商法に基づく期間均等償却を行っております。 ロ　新株発行費 商法に基づく期間均等償却を行っております。	(3) 繰延資産の処理方法 イ　開業費 同左 ロ　新株発行費 同左
(4) 重要な引当金の計上基準 イ　貸倒引当金 債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。	(4) 重要な引当金の計上基準 イ　貸倒引当金 同左
	ロ　賞与引当金：従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。
ロ　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上しております。	ハ　退職給付引当金 同左

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左
(6) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められる以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(6) 重要なリース取引の処理方法 同左
(7) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。	(7) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左
ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務	ロ　ヘッジ手段とヘッジ対象 同左
ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。	ハ　ヘッジ方針 同左
ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	ニ　ヘッジ有効性評価の方法 同左
(8) 消費税等の会計処理 税抜方式によっております。	(8) 消費税等の会計処理 同左
5　連結子会社の資産及び負債の評価に関する事項 連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	5　連結子会社の資産及び負債の評価に関する事項 同左
6　連結調整勘定の償却に関する事項 連結調整勘定の償却については、原則として5年間の均等償却としております。	6　連結調整勘定の償却に関する事項 同左
7　利益処分項目等の取扱いに関する事項 連結剰余金計算書は、連結会計年度中に確定した連結会社の損失処理に基づいて作成しております。	7　利益処分項目等の取扱いに関する事項 同左
8　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。	8　連結キャッシュ・フロー計算書における資金の範囲 同左

(表示方法の変更)

前連結会計年度 (自　平成13年１月１日 至　平成13年12月31日)	当連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)
――――――	(連結損益計算書) 前連結会計年度において営業外費用の「支払利息」に含めておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため、「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。 (連結キャッシュフロー計算書) 前連結会計年度において、営業活動によるキャッシュ・フローの「支払利息」に含めて表示しておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。

（追加情報）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
（退職給付会計） 当連結会計期間から退職給付に係る会計基準（「退職給付に係る会計基準の設定に関する意見書」（企業会計審議会　平成10年６月16日））を適用しております。会計基準変更時差異につきましては、当連結会計期間に一括して特別損失に計上しております。 この結果、従来の方法によった場合に比べ、当連結会計期間の退職給付費用が426,107千円増加し、経常損失は116,629千円、税金等調整前当期純損失は426,107千円それぞれ増加しております。 また、「退職給与引当金」は「退職給付引当金」に含めて表示しております。	―――――
（金融商品会計） 当連結会計期間から、金融商品に係る会計基準（金融商品に係る会計基準の設定に関する意見書（企業会計審議会　平成11年１月22日））を適用し、有価証券の評価の方法及び貸倒引当金の設定方法等について変更しております。この変更が損益に及ぼす影響は軽微であります。 また、期首時点で保有する有価証券の保有目的を検討し、全ての有価証券は投資有価証券（投資その他の資産の「その他」に含む）として表示しております。これにより流動資産の有価証券から投資有価証券に期首時点で2,505千円振り替えております。 当連結会計期間において、その他有価証券のうち時価のあるものについては、平成12年大蔵省令第９号附則第３項により、時価評価は行っておりません。 なお、当連結会計期間末日におけるその他有価証券に係る貸借対照表計上額は2,505千円、時価は1,591千円、その他有価証券評価差額金相当額は△530千円、及び繰延税金資産相当額は384千円であります。	―――――
（外貨建取引等会計処理基準） 当連結会計期間から改定後外貨建取引会計処理基準（「外貨建取引会計処理基準の改定に関する意見書」（企業会計審議会　平成11年10月22日））を適用しております。この変更による影響はありません。	―――――
―――――	（賞与引当金） 従来、流動負債の「その他」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会平成13年２月14日）が公表されたことにより、当連結会計年度から「賞与引当金」として表示しております。なお、前連結会計年度末の未払従業員賞与は583,587千円であります。

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成13年12月31日)	当連結会計年度 (平成14年12月31日)
※1 関連会社に対するものは、次の通りであります。 投資有価証券(株式) 928,842千円 ※2 担保資産 このうち設備資金借入金7,915,980千円(長期借入金7,424,815千円、一年内返済予定の長期借入金491,165千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物 6,301,015千円 機械装置及び運搬具 317,509 土地 433,990 計 7,052,514 ※3 過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,432,741千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,181,996千円、機械装置及び運搬具250,745千円であります。 4 保証債務 被保証先 ㈱ケーブルテレビ神戸 金額 101,818千円 摘要 銀行借入保証 被保証先 関西ケーブルネット㈱ 金額 715,960千円 摘要 銀行借入保証	※1 関連会社に対するものは、次の通りであります。 投資有価証券(株式) 1,373,784千円 ※2 担保資産 このうち設備資金借入金7,424,815千円(長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物 4,125,748千円 機械装置及び運搬具 259,770 土地 433,990 計 4,819,508 ※3 過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。 4 保証債務 被保証先 ㈱ケーブルテレビ神戸 金額 145,455千円 摘要 銀行借入保証 被保証先 関西ケーブルネット㈱ 金額 650,778千円 摘要 銀行借入保証

(連結損益計算書関係)

前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)		当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)	
※1 固定資産除却損の内容は、次の通りであります。		※1 固定資産除却損の内容は、次の通りであります。	
建物及び構築物	1,901,126千円	建物及び構築物	975,736千円
機械装置及び運搬具	59,434	機械装置及び運搬具	57,571
工具・器具及び備品	83,170	工具・器具及び備品	65,214
建設仮勘定	108,117	建設仮勘定	33,875
ソフトウェア	273,581	ソフトウェア	24,583
計	2,425,428	計	1,156,979
		2 当期に実施した補助金及び工事負担金による圧縮記帳額は、39,661千円であります。	

(連結キャッシュ・フロー計算書関係)

前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
1 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高 8,752,714千円 現金及び現金同等物期末残高 8,752,714 2 株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに㈱藤沢ケーブルテレビ、㈱ケーブルネットワークやちよ、和泉シーエーティヴィ㈱、アットホームジャパン㈱及び㈱スーパーネットワークユーを連結したことに伴う連結開始時の資産及び負債の内訳並びに当該株式の取得価額と取得のための支出(純額)との関係は次の通りであります。 流動資産 5,526,318千円 固定資産 7,151,440 繰延資産 4,576 連結調整勘定 5,231,222 流動負債 △4,947,030 固定負債 △2,053,667 少数株主持分 △2,670,633 株式の取得価額 8,242,326 期首株式取得価額 △1,166,551 当期取得価額 7,075,775 被合併会社の現金及び現金同等物 △4,354,661 差引:取得のための支出 2,721,114	1 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高 4,989,062千円 預け金 2,700,000 現金及び現金同等物期末残高 7,689,062

（リース取引関係）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前連結会計年度

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
建物及び構築物	2,695,636	110,579	2,585,057
機械装置及び運搬具	979,244	446,135	533,109
工具・器具及び備品	35,939,990	10,912,015	25,027,975
ソフトウェア	465,436	142,652	322,784
合計	40,080,306	11,611,381	28,468,925

当連結会計年度

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
建物及び構築物	3,810,526	331,325	3,479,201
機械装置及び運搬具	908,311	469,216	439,095
工具・器具及び備品	44,229,766	16,359,900	27,869,866
ソフトウェア	654,083	259,610	394,473
合計	49,602,686	17,420,051	32,182,635

前連結会計年度	当連結会計年度
(2) 未経過リース料期末残高相当額	(2) 未経過リース料期末残高相当額
１年内　6,510,845千円	１年内　7,952,299千円
１年超　23,358,679	１年超　26,091,865
合計　29,869,524	合計　34,044,164
(3) 支払リース料、減価償却費相当額及び支払利息相当額	(3) 支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　6,519,899千円	支払リース料　8,801,240千円
減価償却費相当額　5,724,653	減価償却費相当額　7,841,109
支払利息相当額　1,074,568	支払利息相当額　1,300,476
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	(5) 利息相当額の算定方法 同左
２　オペレーティングリース取引	２　オペレーティングリース取引
未経過リース料	未経過リース料
１年内　201,481千円	１年内　604,227千円
１年超　1,350,655	１年超　5,491,674
合計　1,552,136	合計　6,095,901

（有価証券関係）

前連結会計年度（平成13年12月31日現在）

有価証券

時価評価されていない有価証券

内容	連結貸借対照表計上額（千円）
その他有価証券	
非上場株式（店頭売買株式を除く）	3,179,546
合計	3,179,546

当連結会計年度（平成14年12月31日現在）

有価証券

1．時価のある有価証券

区分	取得原価（千円）	連結貸借対照表計上額（千円）	差額（千円）
その他有価証券			
株式	662	662	0
合計	662	662	0

2．時価評価されていない有価証券

内容	連結貸借対照表計上額（千円）
その他有価証券	
非上場株式（店頭売買株式を除く）	3,900,744
合計	3,900,744

(デリバティブ取引関係)

1　取引の状況に関する事項

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を行なっております。 その他のデリバティブ取引はありません。	(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を行なっております。 その他のデリバティブ取引はありません。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 (ヘッジ手段とヘッジ対象) ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 (ヘッジ方針) 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 (ヘッジ有効性評価の方法) 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。
(2) 取引に対する取組方針 当社連結グループは、相場変動リスクにさらされている資産・負債に係るリスクを回避する目的にのみ、デリバティブ取引を利用する方針をとっております。	(2) 取引に対する取組方針 同左
(3) 取引に関わるリスクの内容 当社連結グループの先物為替予約取引は、為替相場の変動によるリスクをヘッジする目的で行なっております。為替予約取引は、取引実行後の為替変動による利得の機会を失うことを除き、市場リスクを有しておりません。 なお、当社連結グループは信用度の高い金融機関のみを取引相手として為替予約取引を行なっており、信用リスクはほとんどないと判断しております。	(3) 取引に関わるリスクの内容 同左
(4) 取引に係るリスク管理体制 当社連結グループは、外貨建の営業債務等発生の都度、財務部が為替持高規程に基づき、原則当該営業債務等と見合いの金額に紐付きで為替予約を付しております。	(4) 取引に係るリスク管理体制 同左
(5) 取引の時価等に関する事項についての補足説明 為替予約取引のうち、期末に外貨建金銭債権債務等に振り当てたことにより、当該外貨建金銭債権債務等の換算を通じて連結財務諸表に計上されているものは、時価等の開示の対象に含まれておりません。	(5) 取引の時価等に関する事項についての補足説明 同左

2　取引の時価等に関する事項

前連結会計年度末(平成13年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

当連結会計年度末(平成14年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

(退職給付関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 2　退職給付債務に関する事項 ①　退職給付債務　1,269,767千円 ②　退職給付引当金　1,269,767千円 (注1)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注2)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は729,595千円であります。 3　退職給付費用に関する事項 ①　勤務費用　135,959千円 ②　利息費用　33,039千円 ③　会計基準変更時差異の費用処理額　309,478千円 ④　数理計算上の差異の費用処理額　123,679千円 ⑤　退職給付費用　602,245千円 4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率3％ ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。 ⑤　会計基準変更時差異の処理年数 会計基準変更時差異は発生年度に一括費用処理しております。	1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 2　退職給付債務に関する事項 ①　退職給付債務　1,663,892千円 ②　退職給付引当金　1,663,892千円 (注1)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注2)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は1,484,390千円であります。 3　退職給付費用に関する事項 ①　勤務費用　225,228千円 ②　利息費用　38,093千円 ③　数理計算上の差異の費用処理額　166,868千円 ④　退職給付費用　430,249千円 4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率2.5％ ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。

(税効果会計関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)		当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	
繰延税金資産の発生の主な原因別の内訳		繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	39,948,329千円	税務上の繰越欠損金	39,663,097千円
その他	1,760,862	その他	4,788,944
繰延税金資産小計	41,709,191	繰延税金資産小計	44,452,041
評価性引当額	△41,709,191	評価性引当額	△44,452,041
繰延税金資産合計	―	繰延税金資産合計	―

(セグメント情報)

【事業の種類別セグメント情報】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前連結会計年度(自　平成13年１月１日　至　平成13年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報は該当ありません。

当連結会計年度(自　平成14年１月１日　至　平成14年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報は該当ありません。

【海外売上高】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

当社連結グループは海外売上高が発生しないため、記載を省略しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは海外売上高が発生しないため、記載を省略しております。

【関連当事者との取引】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接37.56	兼任2	一般の商取引・当社への投資	営業取引以外の取引	支払保証料	450,088	支払保証料	—
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接37.56	兼任2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	59,700,000	—	—
その他の関係会社	Liberty Japan, inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接28.00	—	当社への投資	営業取引以外の取引	被債務保証	75,000,000	—	—
その他の関係会社	Microsoft, Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接15.39	—	当社への投資	営業取引以外の取引	被債務保証	56,300,000	—	—

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント㈱	東京都中央区	800,000	住商グループを中心とした融資等	—	—	短期資金の供給	営業取引以外の取引	資金の借入	17,645,000	短期借入金	27,700,000
									利息の支払	527,873	未払費用	3,167

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接36.28	兼任2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	66,722,000	—	—
									保証料の支払	734,116	未払費用	36,452
その他の関係会社	Liberty Japan, Inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接28.00	—	当社への投資	営業取引以外の取引	資金の借入	39,650,000	短期借入金	39,650,000
									利息の支払	300,698	未払費用	54,624
									被債務保証	97,150,000	—	—
									保証料の支払	407,264	未払費用	108,112
その他の関係会社	Microsoft, Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接15.39	—	当社への投資	営業取引以外の取引	資金の借入	6,613,000	短期借入金	6,613,000
									利息の支払	27,515	未払費用	5,729
									被債務保証	64,913,000	—	—
									保証料の支払	351,944	未払費用	98,736

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント㈱	東京都中央区	800,000	住商グループを中心とした融資等	—	—	短期資金の供給	営業取引以外の取引	資金の借入	7,022,000	短期借入金	34,722,000
									利息の支払	289,919	未払費用	2,036

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

（1株当たり情報）

前連結会計年度 （自　平成13年1月1日 至　平成13年12月31日）	当連結会計年度 （自　平成14年1月1日 至　平成14年12月31日）
1株当たり純資産額　△8,173.56円	1株当たり純資産額　△10,992.00円
1株当たり当期純損失　5,959.25円	1株当たり当期純損失　2,818.45円
なお、潜在株式調整後1株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。	なお、潜在株式調整後1株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。

（重要な後発事象）

前連結会計年度 （自　平成13年1月1日 至　平成13年12月31日）	当連結会計年度 （自　平成14年1月1日 至　平成14年12月31日）
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年3月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28% リバティメディアグループ　36.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	1　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 2.株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.35% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.27% 100.00%

⑤ 【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高(千円)	当期末残高(千円)	平均利率(%)	返済期限
短期借入金	197,023,460	236,395,000	1.0162	―
1年以内に返済予定の長期借入金	2,175,775	2,530,140	0.8214	―
長期借入金(1年以内に返済予定のものを除く。)(注)2,3	27,628,025	28,096,985	0.4997	平成29年
その他の有利子負債	―	―	―	―
合計	226,467,260	267,022,125	―	―

(注) 1 「平均利率」については、期末借入金残高に対する加重平均利率を記載しております。

2 日本政策投資銀行からの無利息による長期借入金が22,246,915千円含まれております。

3 長期借入金(1年以内に返済予定のものを除く)に係る返済スケジュールは次の通りであります。

返済スケジュール	金額
平成16年12月期	2,950,430千円
平成17年12月期	3,136,550千円
平成18年12月期	4,991,000千円
平成19年12月期	2,389,000千円

(2) 【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	前事業年度（平成13年12月31日）金額（千円）		構成比（%）	当事業年度（平成14年12月31日）金額（千円）		構成比（%）
（資産の部）							
Ⅰ 流動資産							
1 現金及び預金			270,110			383,603	
2 売掛金	※1		7,801,771			8,549,460	
3 商品			586,017			419,842	
4 前払費用			40,021			44,761	
5 前渡金			140,000			368,434	
6 短期貸付金	※1		163,733,000			194,529,000	
7 その他			117,211			2,901,293	
貸倒引当金			△3,034,316			△3,065,076	
流動資産合計			169,653,816	72.8		204,131,319	75.0
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物		1,079,644			1,178,561		
減価償却累計額		△72,573	1,007,070		122,854	1,055,707	
(2) 構築物		48,077			48,577		
減価償却累計額		△4,001	44,075		6,687	41,890	
(3) 工具・器具及び備品		130,239			297,584		
減価償却累計額		△43,752	86,487		72,632	224,951	
(4) 土地			429,042			429,042	
有形固定資産合計			1,566,675	0.7		1,751,590	0.6
2 無形固定資産							
(1) 商標権			8,463			6,352	
(2) ソフトウェア			314,041			1,069,267	
(3) 電話加入権			8,717			9,178	
無形固定資産合計			331,222	0.2		1,084,798	0.4
3 投資その他の資産							
(1) 投資有価証券			2,224,915			2,504,155	
(2) 関係会社株式			57,845,607			60,730,690	
(3) 関係会社出資金			—			3,000	
(4) 長期貸付金			349,967			290,975	
(5) 関係会社長期貸付金			324,875			334,406	
(6) 長期前払費用			542,361			741,127	
(7) 差入保証金			232,734			389,497	
(8) その他投資			—			354,600	
貸倒引当金			△189,183			△156,623	
投資その他の資産合計			61,331,276	26.3		65,191,828	24.0
固定資産合計			63,229,175	27.2		68,028,218	25.0
Ⅲ 繰延資産							
1 新株発行費			17,086			—	
繰延資産合計			17,086	0.0		—	—
資産合計			232,900,078	100.0		272,159,537	100.0

区分	注記番号	前事業年度（平成13年12月31日）		構成比（%）	当事業年度（平成14年12月31日）		構成比（%）
		金額（千円）			金額（千円）		
（負債の部）							
Ⅰ　流動負債							
1　買掛金	※1		6,246,714			7,821,833	
2　短期借入金			188,200,000			228,785,000	
3　1年以内返済長期借入金			2,800,000			—	
4　未払金			846,686			181,020	
5　未払費用			1,160,518			712,376	
6　未払法人税等			8,502			8,400	
7　預り金			32,712			38,336	
8　賞与引当金			—			199,402	
9　その他			104,897			63,490	
流動負債合計			199,400,031	85.6		237,809,858	87.4
Ⅱ　固定負債							
1　退職給付引当金			555,311			1,275,794	
固定負債合計			555,311	0.2		1,275,794	0.4
負債合計			199,955,343	85.8		239,085,653	87.8
（資本の部）							
Ⅰ　資本金	※2		47,002,622	20.2		47,002,622	17.3
Ⅱ　資本準備金			1,637,589	0.7		1,637,589	0.6
Ⅲ　欠損金							
1　当期未処理損失			15,695,477			15,566,327	
欠損金合計			15,695,477	△6.7		15,566,327	△5.7
資本合計			32,944,735	14.2		33,073,884	12.2
負債及び資本合計			232,900,078	100.0		272,159,537	100.0

② 【損益計算書】

区分	注記番号	前事業年度（自 平成13年1月1日 至 平成13年12月31日）金額(千円)		百分比(%)	当事業年度（自 平成14年1月1日 至 平成14年12月31日）金額(千円)		百分比(%)
Ⅰ 売上高	※1		50,294,647	100.0		57,058,603	100.0
Ⅱ 売上原価							
1 商品期首たな卸高		216,860			586,017		
2 当期商品仕入高		41,009,925			44,983,473		
合計		41,226,785			45,569,490		
3 商品期末たな卸高		586,017	40,640,768	80.8	419,842	45,149,648	79.1
売上総利益			9,653,879	19.2		11,908,955	20.9
Ⅲ 販売費及び一般管理費							
1 俸給諸給与		2,943,966			2,946,970		
2 賞与引当金繰入額		—			199,402		
3 退職給付費用		97,770			428,385		
4 福利厚生費		864,095			1,467,910		
5 地代家賃		426,264			515,129		
6 業務委託費		3,390,186			4,257,541		
7 減価償却費		125,862			203,483		
8 雑費		1,120,207	8,968,353	17.8	1,299,449	11,318,271	19.8
営業利益			685,525	1.4		590,683	1.1
Ⅳ 営業外収益							
1 受取利息	※1	1,204,582			2,372,730		
2 受取保証料	※1	326,293			117,409		
3 為替差益		—			13,131		
4 その他		32,034	1,562,911	3.1	29,457	2,532,727	4.4
Ⅴ 営業外費用							
1 支払利息	※1	1,029,374			1,783,030		
2 支払保証料	※1	877,740			1,059,799		
3 新株発行費償却		32,064			17,086		
4 為替差損		120,601			—		
5 その他		26,150	2,085,930	4.2	9,554	2,869,471	5.0
経常利益			162,505	0.3		253,940	0.5
Ⅵ 特別利益							
1 商品不具合に係る補償収入		—			25,209		
2 貸倒引当金戻入益		27,800			1,800		
3 その他		—	27,800	0.1	241	27,251	0.0
Ⅶ 特別損失							
1 貸倒引当金繰入額		3,220,000			—		
2 関係会社株式評価損		1,780,000			—		
3 投資有価証券処分損		—			21,592		
4 退職給付会計基準変更時差異償却		177,464			—		
5 転籍者に係る退職給付引当金積立不足額繰入		—			92,146		
6 固定資産除却損	※3	3,569			5,266		
7 商品廃棄損		—	5,181,034	10.3	24,636	143,642	0.3
税引前当期純利益（損失（△））			△4,990,728	△9.9		137,549	0.2
法人税、住民税及び事業税	※2		8,502	0.0		8,400	0.0
当期純利益（損失（△））			△4,999,230	△9.9		129,149	0.2
前期繰越損失			10,696,246			15,695,477	
当期未処理損失			15,695,477			15,566,327	

③ 【損失処理計算書】

区分	注記番号	前事業年度 (平成14年3月26日) 金額(千円)		当事業年度 (平成15年3月27日) 金額(千円)	
Ⅰ 当期未処理損失			15,695,477		15,566,327
Ⅱ 損失処理額			—		—
Ⅲ 次期繰越損失			15,695,477		15,566,327

(注) 日付は株主総会承認年月日であります。

重要な会計方針

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)	当事業年度 (自　平成14年1月1日 至　平成14年12月31日)
1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 移動平均法に基づく原価法 その他有価証券 時価のないもの…移動平均法に基づく原価法	1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 同左 その他有価証券 同左
2　たな卸資産の評価基準及び評価方法 移動平均法に基づく低価法によっております。	2　たな卸資産の評価基準及び評価方法 同左
3　固定資産の減価償却の方法 イ　有形固定資産：定額法によっております。 耐用年数と残存価額は法人税法の規定によっております。 ロ　無形固定資産： ソフトウェア 自社利用分については、社内における利用可能期間に基づく定額法によっております。 ハ　長期前払費用：定額法によっております。	3　固定資産の減価償却の方法 イ　有形固定資産：同左 ロ　無形固定資産： ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 ハ　長期前払費用：同左
4　繰延資産の処理方法 新株発行費：商法に基づく期間均等償却を行なっております。	4　繰延資産の処理方法 新株発行費：同左
5　引当金の計上基準 イ　貸倒引当金：債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。 ロ　退職給付引当金：従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。	5　引当金の計上基準 イ　貸倒引当金：同左 ロ　賞与引当金：従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。 ハ　退職給付引当金：同左
6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法：同左 ロ　ヘッジ手段とヘッジ対象：同左 ハ　ヘッジ方針：同左 ニ　ヘッジ有効性評価の方法：同左
7　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	7　リース取引の処理方法 同左
8　消費税等の処理方法 税抜方式によっております。	8　消費税等の処理方法 同左

（追加情報）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）	当事業年度 （自　平成14年１月１日 至　平成14年12月31日）
（退職給付会計） 当会計期間から退職給付に係る会計基準（「退職給付に係る会計基準の設定に関する意見書」（企業会計審議会平成10年６月16日））を適用しております。 会計基準変更時差異につきましては、当会計期間に一括して特別損失に計上しております。 この結果、従来の方法によった場合に比べ、退職給付費用が212,810千円増加し、経常損失は35,346千円、税引前当期純損失は212,810千円それぞれ増加しております。	（賞与引当金） 従来、流動負債の「未払費用」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会平成13年２月14日）が公表されたことにより、当事業年度末から「賞与引当金」として表示しております。なお、前事業年度末の未払従業員賞与は126,782千円であります。 また、この変更に伴い、販売費及び一般管理費の「賞与引当金繰入額」を当事業年度より区分掲記しております。なお、前事業年度は「俸給諸給与」に126,782千円含まれております。
（金融商品関係） 当会計期間から、金融商品に係る会計基準（金融商品に係る会計基準の設定に関する意見書（企業会計審議会平成11年１月22日））を適用し、貸倒引当金の設定方法等について変更しております。 この変更が損益に及ぼす影響は軽微であります。	――――――
（外貨建取引等会計処理基準） 当会計期間から改定後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改定に関する意見書」（企業会計審議会　平成11年10月22日））を適用しております。この変更による影響はありません。	――――――

注記事項

（貸借対照表関係）

前事業年度 （平成13年12月31日）	当事業年度 （平成14年12月31日）
※1　関係会社に対する資産・負債 売掛金　7,053,967千円 短期貸付金　163,733,000千円 買掛金　231,368千円 ※2　会社が発行する株式の総数　15,000,000株 発行済株式総数　3,934,285.74株 3　保証債務 被保証先　関西ケーブルネット㈱ 金額　715,960千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　101,818千円 摘要　銀行借入保証	※1　関係会社に対する資産・負債 売掛金　8,202,494千円 短期貸付金　194,529,000千円 短期借入金　46,263,000千円 ※2　会社が発行する株式の総数　15,000,000株 発行済株式総数　3,934,285.74株 3　保証債務 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　145,454千円 摘要　銀行借入保証

（損益計算書関係）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）	当事業年度 （自　平成14年１月１日 至　平成14年12月31日）
※１　関係会社に対する売上高　43,213,283千円	※１　関係会社との取引に係るものが次のとおり含まれております。 関係会社への売上高　52,116,334千円 関係会社よりの受取利息　2,363,833千円 関係会社よりの受取保証料　117,409千円 関係会社への支払利息　328,212千円 関係会社への支払保証料　1,059,799千円
※２　住民税の均等割額であります。	※２　同左
※３　固定資産除却損の内容 建物　2,068千円 工具・器具及び備品　1,501千円 計　3,569千円	※３　固定資産除却損の内容 建物　817千円 工具・器具及び備品　4,448千円 計　5,266千円

（リース取引関係）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）	当事業年度 （自　平成14年１月１日 至　平成14年12月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 1.借主側 (1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 1.借主側 (1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額（関係会社への転貸分を除く）

前事業年度

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
車輛運搬具	4,097	2,267	1,829
工具・器具及び備品	533,585	237,024	296,561
ソフトウェア	95,515	22,162	73,352
合計	633,198	261,454	371,743

当事業年度

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
車輛運搬具	1,846	569	1,275
工具・器具及び備品	669,402	274,213	395,189
ソフトウェア	98,515	42,135	56,379
合計	769,763	316,918	452,844

前事業年度

(2) 未経過リース料期末残高相当額

一年以内	127,855千円
一年超	253,408
合計	381,263

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	142,310千円
減価償却費相当額	129,153
支払利息相当額	14,786

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

――――――

当事業年度

(2) 未経過リース料期末残高相当額（関係会社への転貸分を含む）

一年以内	610,010千円
一年超	1,714,972
合計	2,324,983

(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く）

支払リース料	181,436千円
減価償却費相当額	166,116
支払利息相当額	17,329

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

2.貸主側（関係会社への転貸）

未経過リース料期末残高相当額

1年以内	440,680千円
1年超	1,419,926
合計	1,860,606

（有価証券関係）

前事業年度及び当事業年度における子会社及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）		当事業年度 （自　平成14年１月１日 至　平成14年12月31日）	
繰延税金資産の発生の主な原因別の内訳		繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	2,960,714千円	税務上の繰越欠損金	1,559,525千円
貸倒引当金繰入限度超過額	1,137,156	貸倒引当金繰入限度超過額	1,162,551
関係会社株式評価損	747,600	関係会社株式評価損	747,600
その他	292,788	その他	659,478
繰延税金資産小計	5,138,258	繰延税金資産小計	4,149,155
評価性引当額	△5,138,258	評価性引当額	△4,149,155
繰延税金資産合計	―	繰延税金資産合計	―

（１株当たり情報）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）		当事業年度 （自　平成14年１月１日 至　平成14年12月31日）	
１株当たり純資産額	8,373.75円	１株当たり純資産額	8,406.57円
１株当たり当期純損失	1,270.68円	１株当たり当期純利益	32.82円
なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。		なお、潜在株式調整後１株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。	

（重要な後発事象）

<table>
<tr><th>前事業年度
（自　平成13年１月１日
至　平成13年12月31日）</th><th>当事業年度
（自　平成14年１月１日
至　平成14年12月31日）</th></tr>
<tr><td>株式の公開買付
当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化（各36.28%）することを目的として、証券取引法に基づく公開買付を実施致しました。

平成14年３月28日現在の新株主構成は下記の通りです。
住友商事㈱　36.28%
リバティメディアグループ　36.28%
Microsoft Holdings V, Inc　15.39%
日興シティ信託銀行㈱　7.71%
三井物産㈱　2.00%
松下電器産業㈱　2.00%
リー　ダニエルズ　0.34%
100.00%</td><td>1　プロジェクトファイナンスによる借入の合意
平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。
重要な担保提供資産の種類は下記のとおりです。
関係会社株式（但し対象会社部分）、建物、土地、その他。

2　株式の公開買付
当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。

平成15年３月28日現在の新株主構成は下記の通りです。
リバティメディアグループ　44.28%
住友商事㈱　28.35%
Microsoft Holdings V, Inc　15.39%
日興シティ信託銀行㈱　7.71%
三井物産㈱　2.00%
松下電器産業㈱　2.00%
リー　ダニエルズ　0.27%
100.00%</td></tr>
</table>

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(千円)
(投資有価証券)		
その他有価証券		
ケーブルネット埼玉(株)	1,000	50,000
関西ケーブルネット(株)	13,553	1,733,937
阪神シティケーブル(株)	8,280	720,218
計	22,833	2,504,155

【有形固定資産等明細表】

資産の種類	前期末残高（千円）	当期増加額（千円）	当期減少額（千円）	当期末残高（千円）	当期末減価償却累計額又は償却累計額（千円）	当期償却額（千円）	差引当期末残高（千円）
有形固定資産							
建物	1,079,644	100,308	1,391	1,178,561	122,854	50,854	1,055,707
構築物	48,077	500	―	48,577	6,687	2,685	41,890
工具・器具及び備品	130,239	172,208	4,863	297,584	72,632	29,295	224,951
土地	429,042	―	―	429,042	―	―	429,042
建設仮勘定	―	104,809	104,809	―	―	―	―
有形固定資産計	1,687,003	377,826	111,065	1,953,765	202,174	82,835	1,751,590
無形固定資産							
商標権	―	―	―	21,108	14,756	2,110	6,352
ソフトウェア	―	―	―	1,339,370	270,103	108,937	1,069,267
電話加入権	―	―	―	9,178	―	―	9,178
無形固定資産計	―	―	―	1,369,656	284,859	111,048	1,084,798
長期前払費用	576,761	213,225	4,859	785,127	44,000	9,600	741,127
繰延資産							
新株発行費	96,194	―	―	96,194	96,194	17,086	―
繰延資産計	96,194	―	―	96,194	96,194	17,086	―

(注)　無形固定資産については、資産総額の１％以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金(千円)			47,002,622	—	—	47,002,622
資本金のうち既発行株式	普通株式	(株)	(3,934,285.74)	(—)	(—)	(3,934,285.74)
	普通株式	(千円)	47,002,622	—	—	47,002,622
	計	(株)	(3,934,285.74)	(—)	(—)	(3,934,285.74)
	計	(千円)	47,002,622	—	—	47,002,622
資本準備金及びその他の資本剰余金	(資本準備金)株式払込剰余金	(千円)	1,637,589	—	—	1,637,589
	計	(千円)	1,637,589	—	—	1,637,589
利益準備金及び任意積立金		(千円)	—	—	—	—
	計	(千円)	—	—	—	—

(注) 当期末における自己株式は0.34株であります。

【引当金明細表】

区分	前期末残高(千円)	当期増加額(千円)	当期減少額(目的使用)(千円)	当期減少額(その他)(千円)	当期末残高(千円)
貸倒引当金	3,223,500	3,221,700	—	3,223,500	3,221,700
賞与引当金	—	199,402	—	—	199,402

(注) 貸倒引当金の当期減少額の「その他」欄の金額は、法人税法の規定による洗替額であります。

(2) 【主な資産及び負債の内容】

a 資産の部

イ 現金及び預金

区分	金額(千円)
現金	—
普通預金	383,603
合計	383,603

ロ 売掛金

(イ)相手先別内訳

相手先	金額(千円)
㈱ジェイコム関西	1,944,322
㈱ジェイコム関東	1,109,351
㈱ジェイコム東京	757,497
㈱ジェイコム札幌	712,601
㈱ジェイコム湘南	502,785
その他	3,522,904
合計	8,549,460

(ロ)売掛金滞留状況

期首残高(千円) (A)	当期発生高(千円) (B)	当期回収高(千円) (C)	当期末残高(千円) (D)	回収率(%) $\frac{(C)\times 100}{(A)+(B)}$	滞留期間(日) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
7,801,771	59,911,533	59,163,844	8,549,460	87%	49.8日

(注) 当期発生高には、消費税等が含まれております。

ハ 商品

区分	金額(千円)
ケーブルテレビ局向けの資機材	419,842
合計	419,842

ニ　短期貸付金

区分	金額(千円)
(有)ジェイコムファイナンス	188,811,000
㈱ケーブルビジョン二十一	5,718,000
合計	194,529,000

ホ　関係会社株式

区分	金額(千円)
㈱ジェイコム関西	18,498,355
㈱ジェイコム東京	8,419,918
㈱ジェイコム湘南	7,654,247
アットネットホーム㈱	5,348,563
㈱ジェイコム北九州	2,776,420
㈱ジェイコム関東	2,737,589
㈱ケーブルネット神戸芦屋	2,198,259
㈱スーパーネットワークユー	2,006,250
㈱メディアさいたま	1,582,788
㈱木更津ケーブルテレビ	1,149,000
その他	8,359,299
合計	60,730,690

b　負債の部

イ　買掛金

相手先	金額(千円)
アリスインターナショナルジャパン㈱	1,106,365
TELLABS Ltd.	748,625
㈱ブロードネットマックス	727,796
日本電気㈱	630,029
㈱ワウワウ	540,949
その他	4,068,067
合計	7,821,833

ロ　短期借入金

相手先	金額(千円)
住友信託銀行㈱	60,000,000
Liberty Japan, Inc.	39,650,000
住友商事フィナンシャルマネジメント㈱	34,722,000
㈱三井住友銀行	29,100,000
㈱みずほコーポレート銀行	19,700,000
㈱東京三菱銀行	16,500,000
シティバンク銀行東京支店	15,000,000
バンク・オブ・アメリカ・エヌ・エイ東京支店	7,500,000
Microsoft Holdings V, Inc.	6,613,000
合計	228,785,000

(注)　㈱富士銀行、㈱日本興業銀行、㈱第一勧業銀行は平成14年4月1日に統合し、㈱みずほコーポレート銀行となっております。

(3) 【その他】

該当事項はありません。

第６　【提出会社の株式事務の概要】

決算期	12月31日
定時株主総会	毎決算期の翌日から３ヶ月以内
株主名簿閉鎖の期間	――――
基準日	12月31日
株券の種類	１株券、10株券、100株券、1,000株券
中間配当基準日	６月30日
１単元の株式数	――――
株式の名義書換え 取扱場所 代理人 取次所 名義書換手数料 新券交付手数料	 東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部 大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社 大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社 無料 一枚当たり　印紙税相当額
端株の買取り 取扱場所 代理人 取次所 買取手数料	 東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部 大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社 大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社 無料
公告掲載新聞名	日本経済新聞
株主に対する特典	該当事項はありません。

（注）　当社は、商法220条ノ２第１項に規定する端株原簿を作成しております。

第７ 【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1) 臨時報告書				平成14年１月４日 関東財務局長に提出。

証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第９号の規定（代表取締役の異動）に基づく臨時報告書であります。

(2) 臨時報告書				平成14年２月25日 関東財務局長に提出。

証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第３号の規定（特定子会社の異動）に基づく臨時報告書であります。

(3) 有価証券報告書 及びその添付書類	事業年度 （第８期）	自 至	平成13年１月１日 平成13年12月31日	平成14年３月29日 関東財務局長に提出。
(4) 有価証券届出書 及びその添付書類				平成14年７月９日 関東財務局長に提出。
(5) 半期報告書	（第９期中）	自 至	平成14年１月１日 平成14年６月30日	平成14年９月27日 関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

監査報告書

平成14年３月29日

株式会社ジュピターテレコム

代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員　公認会計士　野　口　征二郎　㊞

関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成13年１月１日から平成13年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成13年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当連結会計年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により連結財務諸表を作成している。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前連結会計年度の監査報告書に記載された事項を電子化したものであります。

監 査 報 告 書

平成15年３月28日

株式会社ジュピターテレコム
　代表取締役社長　森 泉 知 行 殿

朝日監査法人

代表社員 関与社員	公認会計士	野 口 征 二 郎	㊞
関与社員	公認会計士	水 谷 英 滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

監 査 報 告 書

平成14年３月29日

株式会社ジュピターテレコム
　代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征 二 郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成13年１月１日から平成13年12月31日までの第８期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成13年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当事業年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前事業年度の監査報告書に記載された事項を電子化したものであります。

監　査　報　告　書

平成15年３月28日

株式会社ジュピターテレコム
　代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征　二　郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成14年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成15年４月11日
【事業年度】	第９期(自　平成14年１月１日　至　平成14年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【縦覧に供する場所】	該当事項はありません。

1 【有価証券報告書の訂正報告書の提出理由】

平成15年３月28日に提出いたしました第９期(自　平成14年１月１日　至　平成14年12月31日)の有価証券報告書の記載事項の一部に誤りがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第５　経理の状況

1　連結財務諸表等

(1) 連結財務諸表

注記事項

(重要な後発事象)

2　財務諸表

(1) 財務諸表

注記事項

(重要な後発事象)

3 【訂正箇所】

訂正箇所は＿＿＿を付して示しております。

第一部 【企業情報】

第５ 【経理の状況】

１ 【連結財務諸表等】

(1) 【連結財務諸表】

注記事項

（重要な後発事象）

（訂正前）

前連結会計年度 （自 平成13年１月１日 至 平成13年12月31日）	当連結会計年度 （自 平成14年１月１日 至 平成14年12月31日）
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化（各36.28%）することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱ 36.28% リバティメディアグループ 36.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%	１ プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２.株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ 44.28% 住友商事㈱ 28.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%

（訂正後）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
株式の公開買付 　当社の発行済株式総数の35％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化（各36.28％）することを目的として、証券取引法に基づく公開買付を実施致しました。 　平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28％ リバティメディアグループ　36.28％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.34％ 100.00％	1　プロジェクトファイナンスによる借入の合意 　平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 　重要な担保提供資産の種類は下記のとおりです。 　幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２．株式の公開買付 　当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 　平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28％ 住友商事㈱　28.35％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.27％ 100.00％

2 【財務諸表等】

(1) 【財務諸表】

注記事項

(重要な後発事象)

(訂正前)

前事業年度 (自 平成13年1月1日 至 平成13年12月31日)	当事業年度 (自 平成14年1月1日 至 平成14年12月31日)
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年3月28日現在の新株主構成は下記の通りです。 住友商事㈱ 36.28% リバティメディアグループ 36.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%	1 プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、JCFが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のJCFへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、JCFからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式(但し対象会社部分)、建物、土地、その他。 2 株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ 44.28% 住友商事㈱ 28.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%

（訂正後）

前事業年度 （自　平成13年1月1日 至　平成13年12月31日）	当事業年度 （自　平成14年1月1日 至　平成14年12月31日）
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年3月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28% リバティメディアグループ　36.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	1　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式（但し対象会社部分）、建物、土地、その他。 2　株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.35% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.27% 100.00%

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成15年９月26日
【中間会計期間】	第10期中(自　平成15年１月１日　至　平成15年６月30日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03) 5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03) 5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【縦覧に供する場所】	該当事項はありません。

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第８期上半期	第９期上半期	第10期上半期	第８期	第９期
会計期間		自 平成13年1月1日 至 平成13年6月30日	自 平成14年1月1日 至 平成14年6月30日	自 平成15年1月1日 至 平成15年6月30日	自 平成13年1月1日 至 平成13年12月31日	自 平成14年1月1日 至 平成14年12月31日
売上高	(千円)	41,318,067	59,235,541	72,159,775	92,206,714	125,501,750
経常利益(又は損失△)	(千円)	△11,115,049	△5,999,878	105,590	△23,589,166	△10,839,005
中間(当期)純損失	(千円)	10,489,273	6,004,815	644,241	23,445,406	11,088,569
純資産額	(千円)	△19,200,979	△38,162,847	△11,629,269	△32,157,112	△43,245,681
総資産額	(千円)	202,874,332	247,558,366	258,556,682	229,993,780	255,605,684
１株当たり純資産額	(円)	△4,880.42	△9,700.07	△2,482.48	△8,173.56	△10,992.00
１株当たり中間(当期)純損失	(円)	2,666.12	1,526.28	156.18	5,959.25	2,818.45
潜在株式調整後１株当たり中間(当期)純利益	(円)	—	—	—	—	—
自己資本比率	(%)	△9.46	△15.42	△4.50	△13.98	△16.91
営業活動によるキャッシュ・フロー	(千円)	△4,286,616	4,253,921	15,580,233	545,421	15,043,471
投資活動によるキャッシュ・フロー	(千円)	△35,112,118	△32,687,846	△17,921,403	△66,796,090	△56,666,938
財務活動によるキャッシュ・フロー	(千円)	41,042,707	29,612,549	3,013,547	71,328,141	40,559,815
現金及び現金同等物の中間期末(期末)残高	(千円)	5,319,215	9,931,338	8,361,439	8,752,714	7,689,062
従業員数	(名)	2,123 (2,289)	2,247 (3,251)	2,713 (3,438)	2,108 (2,560)	2,360 (2,973)

(注) 1 売上高には消費税等は含まれておりません。

2 第10期上半期より、１株当たり純資産額、１株当たり中間(当期)純損失金額及び潜在株式調整後１株当たり中間(当期)純利益金額の算定に当たっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。

3 第８期上半期、第９期上半期、第10期上半期及び第８期、第９期の潜在株式調整後１株当たり中間(当期)純利益については、中間(当期)純損失を計上しているため、記載しておりません。

4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

(2) 提出会社の経営指標等

回次		第８期上半期	第９期上半期	第10期上半期	第８期	第９期
会計期間		自 平成13年1月1日 至 平成13年6月30日	自 平成14年1月1日 至 平成14年6月30日	自 平成15年1月1日 至 平成15年6月30日	自 平成13年1月1日 至 平成13年12月31日	自 平成14年1月1日 至 平成14年12月31日
売上高	(千円)	21,489,346	30,044,169	23,417,499	50,294,647	57,058,603
経常利益(又は損失△)	(千円)	△219,303	190,382	186,631	162,505	253,940
中間(当期)純利益 (又は損失△)	(千円)	△370,619	63,393	281,182	△4,999,230	129,149
資本金	(千円)	47,002,622	47,002,622	63,132,997	47,002,622	47,002,622
発行済株式総数	(株)	3,934,285	3,934,285	4,684,535.74	3,934,285	3,934,285
純資産額	(千円)	37,573,346	33,008,128	65,615,817	32,944,735	33,073,884
総資産額	(千円)	195,480,190	259,159,545	226,156,468	232,900,078	272,159,537
１株当たり純資産額	(円)	9,550.23	8,389.87	14,006.90	8,373.75	8,406.57
１株当たり中間(当期)純利益（又は損失△)	(円)	△94.20	17.19	68.17	△1,270.68	32.82
潜在株式調整後１株当たり中間(当期)純利益	(円)	―	―	―	―	―
１株当たり中間(年間)配当額	(円)	―	―	―	―	―
自己資本比率	(%)	19.22	12.74	29.01	14.15	12.15
従業員数	(名)	330(62)	360(368)	464(307)	351(60)	363(387)

(注) 1　売上高には消費税等は含まれておりません。

2　第８期上半期及び第８期の潜在株式調整後１株当たり中間(当期)純利益については、中間(当期)純損失を計上しているため、記載しておりません。

3　第10期上半期より、１株当たり純資産額、１株当たり中間(当期)純利益(又は損失)金額及び潜在株式調整後１株当たり中間(当期)純利益金額の算定に当たっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。

4　第９期上半期、第10期上半期及び第９期の潜在株式調整後１株当たり中間(当期)純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。

5　従業員数には、他社への出向者を含めておりません。(　)内は臨時従業員の平均雇用人員数であり、外数であります。

2 【事業の内容】

当中間連結会計期間において、当社グループ(当社及び当社の連結子会社)が営む事業の内容について、重要な変更はありません。

平成15年６月30日現在の、各傘下局毎のケーブルテレビ、電話、高速インターネット接続サービスのホームパス世帯数(ケーブルテレビ、電話、高速インターネット回線を敷設した地域の中で接続可能な一戸建て及び集合住宅における世帯数)、加入世帯数及び加入率(%、加入世帯数÷ホームパス世帯数)は次の通りです。

(当社グループ局加入世帯数) (平成15年６月30日現在)

グループ局名	ケーブルテレビ			電話			高速インターネット接続		
	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2
運営局(連結子会社)									
㈱ジェイコム東京	739,500	203,100	27.5	739,500	111,500	15.1	739,500	77,600	10.5
㈱木更津ケーブルテレビ	72,100	26,100	36.2	-	-	-	72,100	8,400	11.7
㈱ジェイコム群馬	115,700	16,000	13.8	-	-	-	115,700	7,800	6.7
㈱ケーブルビジョン二十一	171,100	38,100	22.3	82,400	6,300	7.6	171,100	11,000	6.4
福岡ケーブルネットワーク㈱	395,300	80,700	20.4	172,600	13,900	8.1	395,300	25,200	6.4
㈱ジェイコム北九州	244,000	55,400	22.7	124,500	9,800	7.9	244,000	15,600	6.4
北摂ケーブルネット㈱	175,200	43,100	24.6	83,900	8,100	9.7	175,200	21,300	12.2
土浦ケーブルテレビ㈱	102,500	35,100	34.2	-	-	-	101,200	11,700	11.6
浦和ケーブル・テレビ・ネットワーク㈱	200,600	57,000	28.4	89,000	6,900	7.8	200,500	22,700	11.3
㈱ケーブルネット下関	67,200	21,300	31.7	30,600	3,800	12.4	67,200	6,300	9.4
㈱ジェイコム関西	1,275,800	288,900	22.6	823,700	88,000	10.7	1,275,700	115,900	9.1
㈱ジェイコム湘南	410,000	152,000	37.1	218,100	26,900	12.3	410,000	39,500	9.6
㈱ケーブルネット神戸芦屋	231,600	57,700	24.9	98,400	7,500	7.6	231,600	21,800	9.4
㈱メディアさいたま	251,700	56,500	22.4	115,200	7,800	6.8	251,700	25,000	9.9
㈱ケーブルネットワークやちよ	42,000	15,700	37.4	22,600	2,100	9.3	42,000	4,600	11.0
㈱スーパーネットワークユー	58,100	18,200	31.3	29,000	1,900	6.6	58,100	6,500	11.2
㈱ジェイコム関東	1,007,200	218,100	21.7	989,700	151,900	15.3	1,007,200	126,600	12.6
㈱ジェイコム札幌	332,200	70,700	21.3	-	-	-	293,200	13,900	4.7
運営局(連結子会社)計	5,891,800	1,453,700	24.7	3,619,200	446,400	12.3	5,851,300	561,400	9.6
運営局(その他)									
調布ケーブルテレビジョン㈱	122,100	22,000	18.0	-	-	-	122,100	6,000	4.9
運営局(その他)計	122,100	22,000	18.0	-	-	-	122,100	6,000	4.9
運営局　計	6,013,900	1,475,700	24.5	3,619,200	446,400	12.3	5,973,400	567,400	9.5
(非運営局)									
㈱ケーブルテレビ神戸	171,600	32,600	19.0	-	-	-	171,600	11,800	6.9
関西ケーブルネット㈱　(注)1	605,800	146,700	24.2	-	-	-	605,800	54,400	9.0
阪神シティケーブル㈱	448,000	59,200	13.2	-	-	-	448,000	28,000	6.2
グリーンシティケーブルテレビ㈱	124,000	16,600	13.4	-	-	-	124,000	9,000	7.3
非運営局　計	1,349,400	255,100	19.0	-	-	-	1,349,400	103,200	7.6
合計	7,363,300	1,730,800	23.5	3,619,200	446,400	12.3	7,322,800	670,600	9.2

(注) 1　関西ケーブルネット㈱には、同社傘下の吹田ケーブルテレビジョン㈱、豊中コミュニティケーブルテレビ㈱、高槻ケーブルネットワーク㈱、池田マルチメディア㈱、東大阪ケーブルテレビ㈱、守口・門真ケーブルテレビ㈱の6社を合算計上しております。

2　加入率(%) ＝ $\dfrac{\text{加入世帯数}}{\text{ホームパス世帯数}} \times 100$

3　各サービスの加入世帯数は、当該サービス以外のサービスにも加入している世帯を含めております。

3 【関係会社の状況】

当中間連結会計期間において、重要な関係会社の異動はありません。

4 【従業員の状況】

(1) 連結会社の状況

(平成15年6月30日現在)

従業員数(名)	2,713

(注) 1 従業員数は就業人員であります。
2 上記の他、臨時従業員数は平均3,438名であります。
3 従業員数の増加は主としてカスタマーセンターの拡充によるものです。

(2) 提出会社の状況

(平成15年6月30日現在)

従業員数(名)	464

(注) 1 従業員数には関係会社へ出向中の従業員1,540名、臨時従業員平均307名を含めず、社外からの出向者42名を含めております。
2 従業員数の増加は主としてカスタマーセンターの拡充によるものです。

(3) 労働組合の状況

当社内に労働組合は結成されておりませんが、労使関係は円満に推移しております。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当中間連結会計期間のわが国経済は、イラクをめぐる緊迫した情勢とその後の戦争、に加え、重症性呼吸器症候群(SARS)による経済活動の一時的な停滞という懸念要因が発生し、世界経済への先行き不透明感が広がったこともあり、引き続き力強さを欠いたものになりました。経営不安のある金融機関の3月決算発表をひかえて株価が急落、日経平均は4月28日の終値で7,607円88銭と、1982年11月以来の安値をつけるに至りました。5月17日、イラク戦争も一応終結し、また政府は一部大手銀行に対する資金供給を決定しました。投資家の懸念も一部緩和され、海外投資家主導による日本株買いの動きが強まり、6月中旬には日経平均は9,000円台を回復しました。好業績の決算発表を行っている会社数が増えつつある印象や、久々の夏季賞与の増額ニュースなど明るい材料はいくつか見られるものの、全体としては一進一退の景況が続いております。

多チャンネル放送事業では、ワールドカップ・サッカーが日韓で開催された昨年と比べ、注目度の高いイベントが不足したことなどにより、新規加入者獲得は低迷いたしました。地上デジタル放送が12月から、東京、名古屋、大阪地区で段階的に開始される予定であるものの、既存アナログ放送との明確な差別化が見られない中で、大きなモーメンタムを形成するには至っていません。

このような中で、スカイパーフェクTVがNTTのFTTHを利用したMDU向けの多チャンネル放送会社オプテイキャストによる本年12月の放送開始の発表、ヤフーBBによるADSLを使用した多チャンネル放送開始等、多チャンネル市場への新たな競争が始まっております。

電気通信業界においては、ADSL、ケーブルモデム、FTTH等による高速インターネット接続が、5月末には1,000万世帯の大台突破するなど、ブロードバンド化への流れは加速しました。とりわけADSLは価格・接続速度競争に加え、激しい販促キャンペーンにより、6月末の加入世帯数が、前年比2.5倍となる8,257千世帯に達しました。一方、ケーブルインターネット接続は、同期間に、37%増となる2,224千世帯に、FTTHも7万世帯足らずだったものが、458千世帯を超え、本格的な普及が始まっています。また、引き続き高速インターネットへの付加的サービスとしてのIP電話利用も拡大しています。

こうした環境にのもと、当社グループは積極的な対応すべく展開してまいりました。

ケーブルテレビサービス事業においては、全体の加入率が約25%となり、運営局の一部には加入率が40%を超す局も現れました。加入率の浸透と多チャンネルサービスの競争激化の中で新たなマーケティング手法が求められています。当社は営業担当員の商品知識の強化、顧客サービス重視の徹底等、一層のトレーニングを行いました。5月末にはさいたま市において、コミュニティチャンネルを利用して、ケーブルテレビの未加入者にCS人気番組の無料視聴によるキャンペーンの実施、或いは、スターチャンネルとのタイアップによる割安な有料「スタームービーセット」サービスの提供等、新たなマーケティングを

展開いたしました。多チャンネルテレビの魅力を未加入世帯にアピールする目的で、5月31日、㈱メディア埼玉と浦和ケーブル・テレビ・ネットワーク㈱で約13時間、通常は地域情報などを放送しているコミュニティチャンネルでCS放送の人気チャンネルを無料で放送し、加入獲得に効果をもたらしました。同様な無料放送は8月に全国規模に拡大して実施いたしました。

電話事業は、当連結会計期間において、新たに電話サービスを開始した運営局はありませんが、平成15年6月末現在、ホームパス世帯数を3,619千世帯へと前年同期比で981千世帯拡大し、加入世帯数も446千世帯へと78.4%増加いたしました。

高速インターネット接続サービスに事業においては、他のプロバイダーとの差別化を図りコンテンツの充実・システムの安定に努めました。また、各地で無料インターネット教室の開催などにより地域に密着した顧客層の開拓を行いました。 7月29日、下り最大30Mbps、上り最大2Mbpsの仕様を有するDOCSIS機器を利用した高速インターネット接続サービス「J-COM Net プレミア」を9月1日からジェイコムブロードバンド東京を皮切に開始提供することを発表しました。

当中間連結会計期間の売上高は、前年同期に比較して 21.8%増加の72,160百万円となりました。各サービスにおける加入者数の増加 ならびに大部分の局におけるケーブルテレビベーシック料金の改訂によるものであります。この間高速インターネット接続サービス並びに電話サービスにつきましては一顧客一月当たりの収入が若干低下しております。

売上総利益は、売上原価の伸びを低く抑えることが出来たため、前年同期比40%増加しました。また販売費及び一般管理費は概ね前年同期並であったため 営業利益は前年同期比7,858百万円の大幅な改善となり3,214百万円の黒字に転換致しました。

営業外損益では、本年2月に締結したシンジケートローンの借入に伴う純金利負担が前年同期に比較して93.4%増加の2,848百万円となりました。しかしながら、経常利益は前年同期と比較して 6,105百万円改善し 106百万円の利益を計上致しました。

中間純損益につきましては、ジェイコム札幌における貸倒引当金の繰入、当期純損益が黒字に転じて来た連結対象会社の増加に伴う少数株主持分利益の計上に因り 644百万円の損失となりました。即ち前年同期に比較して5,361百万円 損失額が縮小致しました。

資金調達に関しましては、本年1月、内外の主要銀行との間で総額1,400億円のシニアシンジケートローン契約を締結、2月12日にかかる融資枠に基づく借り入れを実行しました。これに先立ち、当社の主要株主であるリバティメディアグループ、住友商事株式会社、マイクロソフト社との間で、総額1,500億円及び320億円の劣後借り入れ契約も締結し、全額借り入れを実行しました。今回の資金調達は当社グループのこれまでの成長とその将来性が金融機関から高く評価されたことにより実現したもので、これにより、一層自立的な長期安定資金が確保されました。

4月17日に開催された株主総会では、資本の充実をはかるために、リバティメディアグループ、住友商事株式会社からの劣後融資の一部を株式に転換するために、第三者割当による新株発行増資を決定し、5月15日に払込が完了いたしました。増資後の資本金は631億円、資本準備金が178億円となりました。

3月27日に開催された定時株主総会後の取締役会において新たに、代表取締役社長 最高経営責任者(CEO)として森泉知行、取締役副社長に吉田幸弘が選任され、就任いたしました。

当中間連結会計期間において、あらたに、当社グループに加わった連結対象となる運営局はありません。

当社が提供しております各サービスの運営局における概況は、以下の通りであります。

○ケーブルテレビサービス
前述の営業努力の結果、平成15年6月末現在、ケーブルテレビの加入者数はホームパス世帯6,014千世帯(調布を除く連結子会社のみでは5,892千世帯)に対して1,476千世帯(前年同期比約12%増ー調布を除く連結子会社のみでは1,454千世帯ー前年同期比約10%増)となりました。うち、BSデジタル放送加入者数が24千世帯となっています。

○電話サービス
電話サービスのホームパスは、6月末には3,619千世帯へと拡大し、サービス・エリアの拡大、営業努力の結果、加入者数は446千世帯(対前年同期比約78%増)に増加いたしました。

○高速インターネット接続サービス
高速インターネット接続サービスのホームパスは6月末時点で5,973千世帯(調布を除く連結子会社のみでは5,851千世帯)となり、加入者数は567千世帯(対前年同期比約35%増ー調布を除く連結子会社のみでは561千世帯対前年同期比約34%増)となりました。

(2) キャッシュ・フローの状況

当中間連結会計期間末における連結ベースの現金及び現金同等物(以下「資金」という)は、対前年同期末比1,570百万円減少致しました。主要な設備投資が一段落し、新たな借り入れによる資金調達額が大幅に減少したためであります。

(営業活動によるキャッシュ・フロー)
営業活動によるキャッシュ・フローは、税金等調整前中間純利益が、前年同期に比較して6,354百万円増加し、また減価償却費が同じく1,852百万円増加したこと、ジェイコム関東の加入者売掛金の入金が早まったこと等の要因により、前年同期比11,326百万円増加の15,580百万円となりました。

(投資活動によるキャッシュ・フロー)

投資活動によるキャッシュ・フローは主として連結対象会社における幹線敷設工事やアップグレード工事、電話サービスなどの新たなサービスの為の主要設備投資が一段落したこと、また加入者設備接続工事件数が 前年同期を下廻っていること等の理由により 前年同期に比較して 14,766百万円少ない17,921百万円の支出となりました。

(財務活動によるキャッシュ・フロー)

本年1月に締結のシンジケート銀行団との契約に基づき、シンジケートに参加する連結対象会社の融資実行日時点に於ける既存の借入金は、原則として日本政策投資銀行からの借入金を除いて全て返済し、シンジケート団からの借入金ならびに当社の主要株主であるリバティメディアグループ、住友商事株式会社 及びマイクロソフト社からの長期劣後借入金に切り替えました。その後 5月中旬、リバティメディアグループ及び住友商事株式会社からの長期劣後借入金の一部 32,261百万円を資本金及び資本剰余金に転換しました。しかしながら、当中間連結決算期においては、大きな追加資金の需要がなかったため 財務活動によるキャッシュ・フローは前年同期に比べ 26,599百万円少ない3,014百万円のキャッシュインとなりました。

以上により、当中間連結会計期間末の資金は 8,361百万円となりました。

2 【販売の状況】

当中間連結会計期間の販売実績は次のとおりであります。

区分	金額(千円)	前年同期比(%)
利用料収入等(注) 3	63,452,217	130.4
その他の収入(注) 4	8,707,558	82.3
合計	72,159,775	121.8

(注) 1 金額には、消費税等は含まれておりません。

2 主な相手先別の販売実績については総販売実績に対する割合が10%以上の相手先はありませんので記載を省略しております。

3 利用料収入等の主な内訳は、加入者利用料収入62,458,946千円であります。

4 その他の収入の主な内訳は、設備工事負担金収入783,673千円、引込線工事収入1,556,321千円、電波障害維持管理収入1,064,953千円、電話工事収入707,666千円、インターネット工事収入727,457千円であります。

3 【対処すべき課題】

当社グループの重要課題の一つは、引き続き、加入世帯数の更なる拡大にあります。このためには、各サービスの加入率（ホームパスに対する加入世帯数の割合）を高めることが肝要と考えています。加入率を高めることで競争力を強化し、投資効率の高いオペレーションが可能になると考えています。

主力サービスであるケーブルテレビの加入率をさらに高めるためには、良質のコンテンツ提供が不可欠であり、番組提供会社との協力関係を強化しつつ、これを実現したいと考えております。

地上波デジタル放送、デジタル双方向サービスについては、2004年前半を目処に、関東エリアと関西エリアの全J-COM Broadband局（14社）において地上デジタル放送の再送信サービス等を開始することを決定いたしました。VODにつきましても2004年春頃より商業テストに取り掛かる計画です。

また、生産性・効率性追求の観点から、コールセンター機能の充実・強化を図っており、コールセンターを通じた加入獲得にも注力してまいります。

資金面では、シンジケートローン方式による借入を実現しましたが、更に、株式市場が回復次第、株式上場の実現に積極的に取り組む所存であります。

4 【経営上の重要な契約等】

(1) MSO契約

契約の名称	相手先名	契約内容	契約期間
「基本契約書」及び「覚書」	当社運営局(注)	当社による当社運営局に対する経営・業務協力	相手先毎に異なりますが、通常10年であり、契約満了の30日前までに見直しの申し入れがない限り、更に1年毎に延長されます。

(注) ㈱ジェイコム東京、㈱ジェイコム関西、㈱ジェイコム関東、㈱ジェイコム札幌他15局

当社は当社運営局に対しMSO契約に基づき、以下の経営、運営指導サービスを提供しています。

・事業計画と予算作成の支援や指導を含む全ての営業と管理サービス

・番組の選定と調達

・総合研修や支援を含むセールスとマーケティング・プログラム

・一元化した包括的な顧客管理サービス(カスタマーサービス、課金・代金回収システムの構築を含む)

・ネットワークのデザイン・建設・保守の支援などを含む専門技術

・ネットワーク機器や建設資材の仕様や調達に対する支援

・標準化された会計・財務システムの整備及び統合運営

・人事・総務に関わる体制の整備及び運営管理の支援

さらに、各運営局の社長を当社から派遣しております（調布ケーブルテレビジョン㈱を除く）。各運営局の取締役及び上級職員は毎月、当社の取締役と定例会議を開き財務、業績、営業、マーケティングに関し打合わせています。

当社運営局はJ-COM Broadbandブランドの下でサービスを提供し、上記経営、運営指導等サービスの対価として、当社に毎月加入接続世帯数に応じた手数料並びに機材調達に関する手数料の支払いを行います。当社の上記サービスにより顧客獲得等当社運営局の業績を向上させることができると考えています。

(2) 番組供給契約

契約の名称	相手先名	契約内容	契約期間
「有線テレビジョン放送番組供給契約書」等	番組供給事業者(注)	当社傘下局に対する衛星を経由した番組供給	相手先毎に異なりますが、通常1年であり、契約満了の3ヶ月以上前に他の当事者に対する書面による本契約の変更あるいは解約の通知がない限り、更に1年間延長されます。

(注) ㈱ケーブル・ソフト・ネットワーク、ジュピターゴルフネットワーク㈱他39社

(3) 相互接続協定

契約の名称	相手先名	契約内容	契約期間
「相互接続協定書」等	電気通信事業者（注）	電気通信事業法に基づく、当社傘下局と他の電気通信事業者との相互接続	相手先毎に異なりますが、通常特に定めておらず、解除の場合は一定の期間前までに相手方に書面で通知することとなっています。

(注) 東日本電信電話㈱、西日本電信電話㈱等、合計50社

上記のほか、電話サービスを開始した当社傘下局間でも相互接続協定を締結しています。

5 【研究開発活動】

該当事項はありません。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

2 【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末において計画中であった重要な設備の新設、拡充、改修、除却、売却等について、重要な変更はありません。

当中間連結会計期間において、前連結会計年度末において計画中であった重要な設備の新設、拡充、改修、除却、売却等のうち、完了したものはありません。

当中間連結会計期間において、新たに重要な設備の新設、拡充、改修、除却、売却等の計画は確定しておりません。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
計	15,000,000

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成15年６月30日)	提出日現在発行数(株)(平成15年９月26日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	4,684,535.74	4,684,535.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式
計	4,684,535.74	4,684,535.74	―	―

(2) 【新株予約権等の状況】

① 新株予約権

平成14年７月８日開催の臨時株主総会決議によるもの

	中間会計期間末現在(平成16年６月30日)	提出日の前月末現在(平成15年８月31日)
新株予約権の数(個)	4,851	4,838
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	29,106 (新株予約権１個当たりの目的となる株式の数 ６株)	29,028 (新株予約権１個当たりの目的となる株式の数 ６株)
新株予約権の行使時の払込金額	新株予約権１個につき 552,000円	同左
新株予約権の行使期間	自 平成14年９月12日 至 平成24年８月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格 92,000円 資本組入額 46,000円	同左
新株予約権の行使の条件	※	※
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※ 新株予約権行使の条件

1　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という。)に限り、新株予約権を行使することができます。

2　新株予約権は、下記６の場合を除き、割当対象者に限り行使することができます。

3　割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成15年９月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に１個に満たない端数がある場合には、１個に切り上げた数とします。

(ア)平成15年９月12日から平成16年９月11日までは、割当を受けた新株予約権の個数の４分の１について、行使することができます。
(イ)平成16年９月12日から平成17年９月11日までは、割当を受けた新株予約権の個数の４分の２について、行使することができます。
(ウ)平成17年９月12日から平成18年９月11日までは、割当を受けた新株予約権の個数の４分の３について、行使することができます。
(エ)平成18年９月12日から平成24年８月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4　割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年９月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年８月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記３及び４の定めにかかわらず、下記８記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記８記載の「新株予約権割当契約」に定めるところによるものとします。

7　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8　上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年６月18日開催の当社取締役会決議及び平成14年７月８日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

② 商法等の一部を改正する法律（平成13年法律第128号）による改正前の商法（以下「旧商法」という。）第280条ノ19の規定に基づくストックオプションの内容等は次のとおりであります。

平成１２年８月２３日開催の臨時株主総会決議によるもの

	中間会計期間末現在（平成15年６月30日）	提出日の前月末現在（平成15年８月31日）
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	2,088	同左
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成12年９月11日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※　新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者(但し、非管理職を除く。)は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には１株に切り上げた数とします。

(ア)平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

(イ)平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

(ウ)平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

(エ)平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　新株引受権付与後、被付与者が、当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には、上記３及び４の定めに拘らず、下記７記載の「新株引受権付与契約」の定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

6　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記７記載の「新株引受権付与契約」に定めるところによるものとします。

7　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他新株引受権の行使の条件及び細目については、平成12年８月23日開催の当社臨時株主総会決議及び同日開催の当社取締役会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

8　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、または株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し、被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

平成１３年５月１日開催の臨時株主総会決議によるもの

	中間会計期間末現在 (平成15年６月30日)	提出日の前月末現在 (平成15年８月31日)
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	126,382	125,962
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成13年９月12日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※　新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という)に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者(但し、非管理職を除く。)は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には１株に切り上げた数とします。

(ア)平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

(イ)平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

(ウ)平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

(エ)平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　上記３及び４の定めに拘らず、被付与者のうち、新株引受権付与時点において、当社又は当社のグループ事業会社の役員若しくは従業員の地位を退任若しくは退職している認定支援者で当社が特に指定した者については、会社の新規株式公開の日又は平成13年９月12のいずれか後に到来する日から２年間に限り、付与された新株引受権の全部又は一部を行使することができます。

6　新株引受権付与後、被付与者が、当社又は当社のグループ会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には、上記３及び４の定めに拘らず、下記８記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

7　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記８記載の「新株引受権付与契約」に定めるところによるものとします。

8　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他新株引受権の行使の条件及び細目については、平成13年４月27日開催の取締役会決議及び平成13年５月１日開催の当社臨時株主総会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

9　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、または株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し、被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成15年1月1日～平成15年6月30日	750,250	4,684,535.74	16,130,375	63,132,997	16,130,375	17,767,964

(注) 平成15年5月16日に住友商事㈱及びLiberty Japan Ⅳ, Inc.への第三者割当増資(1株の発行価額 43,000円。発行価額中資本組入額 21,500円)により750,250株の新株式を発行しました。

(4) 【大株主の状況】

平成15年6月30日現在

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
住友商事㈱	東京都中央区晴海1－8－11	1,490,657.00	31.82
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	23.52
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052-6399. USA	605,296.06	12.92
Liberty Japan Ⅳ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	375,125.00	8.01
Liberty Kanto, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	314,743.00	6.72
日興シティ信託銀行㈱	東京都品川区2－3－14 シティコープセンター	303,500.00	6.48
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	5.88
三井物産㈱	東京都千代田区大手町1－2－1	78,694.00	1.68
松下電器産業㈱	大阪府門真市大字門真1006	78,694.00	1.68
Liberty Japan Ⅱ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.07
リー ダニエルズ	東京都渋谷区大山町33－9	10,480.34	0.22
計	―	4,684,535.40	100.00

(5) 【議決権の状況】

① 【発行済株式】

平成15年6月30日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	—	—	—
完全議決権株式(その他)	普通株式 4,684,535.00	4,684,535	権利内容に何ら限定のない当社における標準的な株式
端株	普通株式 0.74	—	同上
発行済株式総数	4,684,535.74	—	—
総株主の議決権	—	4,684,535	—

② 【自己株式等】

平成15年6月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
—	—	—	—	—	—
計	—	—	—	—	—

2 【株価の推移】

当社株式は、非上場であり、かつ店頭登録もしておりませんので、該当事項はありません。

3 【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までの役員の異動は次のとおりであります。

(1) 新任役員

役名	職名	氏名	生年月日	略歴		所有株式数（株）	就任年月日
監査役 常勤	—	松　本　征　夫	昭和19年6月10日生	昭和42年４月 平成３年４月 平成８年10月 平成10年12月 平成12年２月 平成15年５月	住友商事㈱入社 同社衛星通信事業室参事 ㈱サテライトジャパン事務従事 同社映像メディア事業部参事 （シンガポール駐在） JAPAN ENTERTAINENT TELEVISION PTE. LTD. 事務従事 同社情報通信第二事業部参事 ㈱インタラクティブソリューションズ兼エンゲージテクノロジーズジャパン㈱　事務従事 同社ケーブルテレビ・衛星事業部参事 当社財務企画部（現資金部）部長 当社監査役就任(現在)	—	平成15年 ５月16日

(2) 退任役員

役名	職名	氏名	退任年月日
監査役 常勤	—	小　林　孔　次	平成15年５月16日

第５【経理の状況】

１　中間連結財務諸表及び財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しております。

なお、前中間連結会計期間（平成14年１月１日から平成14年６月30日まで）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（平成15年１月１日から平成15年６月30日まで）は、改正後の中間連結財務諸表規則に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

なお、前中間会計期間（平成14年１月１日から平成14年６月30日まで）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（平成15年１月１日から平成15年６月30日まで）は、改正後の中間財務諸表等規則に基づいて作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（平成14年１月１日から平成14年６月30日まで）及び前中間会計期間（平成14年１月１日から平成14年６月30日まで）並びに当中間連結会計期間（平成15年１月１日から平成15年６月30日まで）及び当中間会計期間（平成15年１月１日から平成15年６月30日まで）の中間連結財務諸表及び中間財務諸表について、朝日監査法人により監査を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間末（平成14年6月30日）			当中間連結会計期間末（平成15年6月30日）			前連結会計年度要約連結貸借対照表（平成14年12月31日）		
		金額(千円)		構成比(%)	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金			9,931,338			8,361,439			4,989,062	
2 受取手形及び売掛金			8,528,661			6,250,231			8,692,023	
3 たな卸資産			5,861,612			3,100,957			4,595,656	
4 その他			3,192,900			2,570,016			5,292,740	
貸倒引当金			△125,427			△243,765			△243,805	
流動資産合計			27,389,084	11.1		20,038,878	7.8		23,325,676	9.1
Ⅱ 固定資産										
1 有形固定資産										
(1) 建物及び構築物	※1,2,3		101,347,522			100,632,452			101,724,443	
(2) 機械装置及び運搬具	※1,2,3		17,941,612			20,252,179			19,877,583	
(3) その他	※1,2		5,111,483			4,115,902			4,758,317	
有形固定資産合計			124,400,617	50.2		125,000,533	48.3		126,360,343	49.4
2 無形固定資産										
(1) 連結調整勘定			8,440,839			5,530,791			6,897,550	
(2) その他			1,495,598			2,739,669			2,490,041	
無形固定資産合計			9,936,437	4.0		8,270,460	3.2		9,387,591	3.7
3 投資その他の資産										
(1) 長期前払費用			77,926,712			96,747,251			88,039,326	
(2) その他			7,939,523			8,629,796			8,561,408	
貸倒引当金			△85,068			△243,646			△85,146	
投資その他の資産合計			85,781,167	34.7		105,133,401	40.7		96,515,588	37.8
固定資産合計			220,118,221	88.9		238,404,394	92.2		232,263,522	90.9
Ⅲ 繰延資産			51,051	0.0		113,410	0.0		16,486	0.0
資産合計			247,558,366	100.0		258,556,682	100.0		255,605,684	100.0

区分	注記番号	前中間連結会計期間末（平成14年６月30日）金額(千円)		構成比(%)	当中間連結会計期間末（平成15年６月30日）金額(千円)		構成比(%)	前連結会計年度要約連結貸借対照表（平成14年12月31日）金額(千円)		構成比(%)
（負債の部）										
Ⅰ 流動負債										
1 買掛金			10,506,461			9,535,782			14,535,581	
2 短期借入金			226,577,770			10,821,280			238,925,140	
3 その他			7,636,737			6,370,567			6,202,297	
流動負債合計			244,720,968	98.8		26,727,629	10.3		259,663,018	101.6
Ⅱ 固定負債										
1 長期借入金	※6		29,496,865			230,391,795			28,096,985	
2 退職給付引当金			1,367,480			1,838,469			1,663,892	
3 その他			5,756,333			6,697,254			5,422,908	
固定負債合計			36,620,698	14.8		238,927,518	92.4		35,183,785	13.8
負債合計			281,341,666	113.6		265,655,147	102.7		294,846,803	115.4
（少数株主持分）										
少数株主持分			4,379,547	1.8		4,630,804	1.8		4,004,562	1.6
（資本の部）										
Ⅰ 資本金	※5		47,002,623	19.0		—	—		47,002,623	18.4
Ⅱ 資本準備金			1,637,590	0.7		—	—		1,637,590	0.6
Ⅲ 欠損金			86,802,140	△35.1		—	—		91,885,894	△35.9
Ⅳ その他有価証券評価差額金			△920	△0.0		—	—		—	
資本合計			△38,162,847	△15.4		—	—		△43,245,681	△16.9
負債、少数株主持分及び資本合計			247,558,386	100.0		—	—		255,605,684	100.0
Ⅰ 資本金	※5					63,132,997	24.4			
Ⅱ 資本剰余金						17,767,965	6.9			
Ⅲ 利益剰余金						△92,530,135	△35.8			
Ⅳ その他有価証券評価差額金						△96	△0.0			
資本合計						△11,629,269	△4.5			
負債、少数株主持分及び資本合計						258,556,682	100.0			

② 【中間連結損益計算書】

		前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日)			当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日)			前連結会計年度 要約連結損益計算書 (自 平成14年1月1日 至 平成14年12月31日)		
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)	金額(千円)		百分比(%)
Ⅰ 売上高			59,235,541	100.0		72,159,775	100.0		125,501,750	100.0
Ⅱ 売上原価			38,571,317	65.1		43,236,658	59.9		80,328,706	
売上総利益			20,664,224	34.9		28,923,117	40.1		45,173,044	
Ⅲ 販売費及び一般管理費										
1 給料・諸手当		14,024,866			14,066,654			28,382,566		
2 設備賃借料		2,201,808			2,213,649			4,454,761		
3 連結調整勘定償却額		1,635,872			1,369,859			3,284,773		
4 その他		7,445,333	25,307,879	42.7	8,058,910	25,709,072	35.6	16,843,606	52,965,706	42.2
営業利益又は損失(△)			△4,643,655	△7.8		3,214,045	4.4		△7,792,662	△6.2
Ⅳ 営業外収益										
1 受取利息		3,839			4,962			15,503		
2 持分法による投資利益		121,680			—			139,498		
3 その他		345,401	470,920	0.8	311,428	316,390	0.4	718,047	873,048	0.7
Ⅴ 営業外費用										
1 支払利息		1,476,492			2,853,223			2,036,312		
2 持分法による投資損失		—			14,260			—		
3 その他		350,651	1,827,143	3.1	557,362	3,424,845	4.7	1,883,079	3,919,391	3.1
経常利益又は損失(△)			△5,999,878	△10.1		105,590	0.1		△10,839,005	△8.6
Ⅵ 特別利益										
1 補助金収入		315,114			288,833			487,689		
2 商品不具合に係る補償収入		—			46,948			25,209		
3 その他		12,276	327,390	0.6	51,650	387,431	0.5	12,785	525,683	0.4
Ⅶ 特別損失										
1 固定資産除却損	※1	638,831			221,822			1,156,979		
2 貸倒引当金繰入額		—			190,000			—		
3 その他		—	638,831	1.1	38,893	450,715	0.6	46,421	1,203,400	1.0
税金等調整前中間(当期)純利益(又は損失(△))			△6,311,319	△10.6		42,306	0.0		△11,516,722	△9.2
法人税、住民税及び事業税			39,794	0.1		160,305	0.2	332,524		
法人税等調整額			—			—		△32,482	300,042	0.2
少数株主利益(又は損失(△))			△346,298	0.6		526,242	△0.7		△728,195	0.6
中間(当期)純損失			6,004,815	△10.1		644,241	△0.9		11,088,569	△8.8

③ 【中間連結剰余金計算書】

		前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日)		当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日)		前連結会計年度 連結剰余金計算書 (自 平成14年1月1日 至 平成14年12月31日)	
区分	注記番号	金額(千円)		金額(千円)		金額(千円)	
Ⅰ 欠損金期首残高			80,797,325		—		80,797,325
Ⅱ 中間(当期)純損失			6,004,815		—		11,088,569
Ⅲ 欠損金中間期末(期末)残高			86,802,140		—		91,885,894
(資本剰余金の部)							
Ⅰ 資本剰余金期首残高					1,637,590		
Ⅱ 資本剰余金増加高							
1. 増資による新株式の発行					16,130,375		
Ⅲ 資本剰余金減少高					—		
Ⅳ 資本剰余金中間期末残高					17,767,965		
(利益剰余金の部)							
Ⅰ 利益剰余金期首残高					△91,885,894		
Ⅱ 利益剰余金増加高					—		
Ⅲ 利益剰余金減少高							
中間純損失					△644,241		
Ⅳ 利益剰余金中間期末残高					△92,530,135		

④ 【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間（自 平成14年1月1日 至 平成14年6月30日）金額(千円)	当中間連結会計期間（自 平成15年1月1日 至 平成15年6月30日）金額(千円)	前連結会計年度の要約連結キャッシュ・フロー計算書（自 平成14年1月1日 至 平成14年12月31日）金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前中間(当期)純利益(又は損失(△))		△6,311,319	42,306	△11,516,722
2 減価償却費		10,327,008	12,179,261	21,751,559
3 連結調整勘定償却額		1,635,872	1,369,859	3,284,773
4 新株発行費償却		31,038	17,413	60,056
5 貸倒引当金の増加額(又は減少額(△))		△1,270	158,460	117,186
6 受取利息及び受取配当金		△4,982	△6,204	△16,717
7 支払利息		1,476,492	2,696,984	2,036,312
8 支払保証料		—	156,239	1,059,799
9 持分法による投資利益(△)(又は投資損失)		△121,680	14,260	△139,498
10 固定資産除却損		638,831	221,822	1,156,979
11 売上債権の減少額(又は増加額(△))		△735,850	3,024,540	△900,092
12 たな卸資産の増加額(△)(又は減少額)		△205,366	1,494,699	1,060,600
13 仕入債務の減少額		△4,748,954	△5,654,747	△64,886
14 その他の流動資産の減少額(又は増加額(△))		890,749	△552,139	△107,167
15 補助金収入		△315,114	△288,833	△487,689
16 営業権償却		62,080	62,080	124,157
17 その他		2,925,488	2,476,365	349,767
小計		5,543,033	17,412,365	17,768,417
18 利息及び配当金の受取額		4,982	57,704	16,717
19 利息の支払額		△1,910,872	△1,542,142	△2,024,939
20 保証料の支払額		—	△333,574	△1,493,324
21 補助金の受取額		707,810	314,523	841,695
22 法人税等の支払額		△91,032	△328,643	△65,095
営業活動によるキャッシュ・フロー		4,253,921	15,580,233	15,043,471
Ⅱ 投資活動によるキャッシュ・フロー				
1 有形固定資産の取得による支出		△13,361,268	△6,452,755	△21,715,928
2 長期前払費用の支払額		△16,814,332	△11,533,886	△32,042,019
3 投資有価証券の取得による支出		△2,593,448	△3,100	△2,684,033
4 その他		81,202	68,338	△224,958
投資活動によるキャッシュ・フロー		△32,687,846	△17,921,403	△56,666,938

		前中間連結会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間連結会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前連結会計年度の 要約連結キャッシュ・フロー計算書 (自　平成14年1月1日 至　平成14年12月31日)
区分	注記 番号	金額(千円)	金額(千円)	金額(千円)
Ⅲ 財務活動による キャッシュ・フロー				
1 短期借入金の純増加額 (又は純減少額(△))		27,378,535	△228,103,860	39,899,320
2 長期借入れによる収入		3,330,000	377,724,071	3,330,000
3 長期借入金の返済 による支出		△1,101,140	△143,168,530	△2,674,455
4 長期前払費用の支払額		—	△3,323,707	—
5 その他		5,154	△114,427	4,950
財務活動による キャッシュ・フロー		29,612,549	3,013,547	40,559,815
Ⅳ 現金及び現金同等物に 係る換算差額		—	—	—
Ⅴ 現金及び現金同等物 の増加額		1,178,624	672,377	△1,063,652
Ⅵ 現金及び現金同等物 の期首残高		8,752,714	7,689,062	8,752,714
Ⅶ 現金及び現金同等物 の中間期末(期末)残高		9,931,338	8,361,439	7,689,062

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間連結会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　連結の範囲に関する事項 連結子会社　21社 全ての子会社を連結の範囲に含めております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当中間連結会計期間における新規設立により、㈲ジェイコムファイナンスを連結子会社としております。 平成14年6月30日現在の連結子会社は、「第1　企業の概況　2 事業の内容」に掲載しております「当社傘下局加入世帯数」の表に記載の運営局の他、アットネットホーム㈱及び㈲ジェイコムファイナンスとなっております。 アットネットホーム㈱は平成14年6月1日にアットホームジャパン㈱から商号変更しております。	1　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 平成15年6月30日現在の連結子会社は、「第1　企業の概況　2 事業の内容」に掲載しております「当社傘下局加入世帯数」の表に記載の運営局（連結子会社）の他、アットネットホーム㈱及び㈲ジェイコムファイナンスとなっております。	1　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1 企業の概況　4　関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱及び和泉シーエーティヴィ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当連結会計年度における新規設立により、㈲ジェイコムファイナンスを新たに連結子会社としております。 前連結会計年度において連結子会社であったアットホームジャパン㈱は、当連結会計年度に、アットネットホーム㈱と商号を変更しております。

前中間連結会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間連結会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
2　持分法の適用に関する事項 全ての関連会社(4社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸 関西マルチメディアサービス㈱ ケーブルスカイネット企画㈱ グリーンシティケーブルテレビ㈱ 当中間連結会計期間における株式の新規取得により㈱グリーンシティケーブルテレビを新規に持分法適用会社としております。	2　持分法の適用に関する事項 全ての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸 関西マルチメディアサービス㈱ グリーンシティケーブルテレビ㈱	2　持分法の適用に関する事項 全ての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸 関西マルチメディアサービス㈱ グリーンシティケーブルテレビ㈱ 当連結会計年度における株式の新規取得により㈱グリーンシティケーブルテレビを新規に持分法適用会社としております。 前連結会計年度において持分法適用会社であったケーブルスカイネット企画㈱は当連結会計年度において清算しております。
3　連結子会社の中間決算日等に関する事項 全ての連結子会社の中間決算日は、中間連結決算日と一致しております。	3　連結子会社の中間決算日等に関する事項 同左	3　連結子会社の事業年度等に関する事項 全ての連結子会社の事業年度の末日は、連結決算日と一致しております。
4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 中間決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定)によっております。 時価のないもの 移動平均法に基づく原価法によっております。 ロ　たな卸資産 主として移動平均法に基づく低価法によっております。	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ロ　たな卸資産 同左	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法(評価差額は全部資本注入法により処理し、売却原価は主として移動平均法により算定)によっております。 時価のないもの 同左 ロ　たな卸資産 同左

前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
(2) 重要な減価償却資産の減価償却の方法 イ 有形固定資産 定額法によっております。 なお耐用年数及び残存価額については法人税法に規定する方法と同一の基準によっておりますが、「建物及び構築物」に含めております幹線・分配線については、見積耐用年数(15年)に基づいております。 ロ 無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 営業権 商法に基づく期間均等償却を行っております。 ハ 長期前払費用 定額法によっております。 (償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)	(2) 重要な減価償却資産の減価償却の方法 イ 有形固定資産 同左 ロ 無形固定資産 ソフトウェア 同左 営業権 同左 ハ 長期前払費用 定額法によっております。 償却期間については、支出の効果の及ぶ期間に基づいております。(引込線に係わる費用については見積耐用年数(10年)に基づいております。)	(2) 重要な減価償却資産の減価償却の方法 イ 有形固定資産 同左 ロ 無形固定資産 ソフトウェア 同左 営業権 同左 ハ 長期前払費用 定額法によっております。 (償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)
(3) 重要な引当金の計上基準 イ 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。 ロ 退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、数理計算上の差異は当中間連結会計期間に一括費用処理しております。	(3) 重要な引当金の計上基準 イ 貸倒引当金 同左 ロ 退職給付引当金 同左	(3) 重要な引当金の計上基準 イ 貸倒引当金 同左 ロ 退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。 また、数理計算上の差異は当連結会計年度に一括費用処理しております。
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同左	(5) 重要なリース取引の処理方法 同左
(6) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。	(6) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左	(6) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左
ロ　ヘッジ手段とヘッジ対象 ヘッジ手段 ：為替予約 ヘッジ対象 ：外貨建金銭債権債務	ロ　ヘッジ手段とヘッジ対象 ヘッジ手段 ：為替予約、金利キャップ、金利スワップ ヘッジ対象 ：外貨建金銭債権債務、変動金利借入金利息	ロ　ヘッジ手段とヘッジ対象 ヘッジ手段 ：為替予約 ヘッジ対象 ：外貨建金銭債権債務
ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。	ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスク及び借入金利率変動リスクを回避する目的で行っております。	ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。
ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日（含む中間決算日）及び決済日（為替予約の実行日）に予約レートと同日の直物相場によるレート比較により評価を行っております。	ニ　ヘッジ有効性評価の方法 為替予約の有効性の評価については、決算日（含む中間決算日）及び決済日（為替予約の実行日）に予約レートと同日の直物相場によるレート比較により評価を行っております。 金利キャップ、金利スワップ取引については、ヘッジ対象となる金利リスクが減殺されていることをもって有効性の評価に替えております。	ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。
(7) その他の中間連結財務諸表作成のための重要な事項 消費税等の会計処理 税抜方式によっております。	(7) その他の中間連結財務諸表作成のための重要な事項 消費税等の会計処理 同左	(7) その他の連結財務諸表作成のための重要な事項 消費税等の会計処理 同左
5　中間連結キャッシュ・フロー計算書における資金の範囲 中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。	5　中間連結キャッシュ・フロー計算書における資金の範囲 同左	5　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。

追加情報

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
――――――	(自己株式及び法定準備金取崩等会計) 当中間連結会計期間から「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第１号　平成14年２月21日　企業会計基準委員会)を適用しております。 なお、この変更に伴う損益に与える影響はありません。	――――――
――――――	(税効果関係) 「地方税法等の一部を改正する法律」(平成15年法律第９号）が平成15年３月31日に交付されたことに伴い、当中間連結会計期間の繰延税金資産及び繰延税金負債の計算（ただし、平成17年1月1日以降解消が見込まれるものに限る。）においては適用する法定実効税率を変更しております。 この変更が損益に与える影響は軽微であります。	――――――
(金融商品会計) 当中間連結会計期間からその他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会　平成11年１月22日))を適用しております。この結果、その他有価証券評価差額金△920千円が計上されております。	――――――	――――――
――――――	――――――	(賞与引当金) 従来、流動負債の「その他」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年２月14日)が公表されたことにより、当連結会計年度から「賞与引当金」として表示しております。なお、前連結会計年度末の未払従業員賞与は583,587千円であります。

前中間連結会計期間 (自　平成14年１月１日 至　平成14年６月30日)	当中間連結会計期間 (自　平成15年１月１日 至　平成15年６月30日)	前連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)
―――――	(中間連結貸借対照表) 中間連結財務諸表規則の改正により当中間連結会計期間から「資本準備金」は「資本剰余金」と「欠損金」は「利益剰余金」として表示しております。	―――――
―――――	(中間連結剰余金計算書) 1　中間連結財務諸表規則の改正により当中間連結会計期間から中間連結剰余金計算書を資本剰余金の部及び利益剰余金の部に区分して記載しております。 2　中間連結財務諸表規則の改正により当中間連結会計期間から「欠損金期首残高」は「利益剰余金期首残高」、「欠損金増加高」は「利益剰余金減少高」、「欠損金中間期末残高」は「利益剰余金中間期末残高」と表示しております。 また、前中間連結会計期間において独立掲記しておりました中間純損失につきましては「利益剰余金減少高」の内訳として表示しております。	―――――

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間末 （平成14年６月30日）	当中間連結会計期間末 （平成15年６月30日）	前連結会計年度末 （平成14年12月31日）
※１　有形固定資産の減価償却累計額 51,782,302千円	※１　有形固定資産の減価償却累計額 62,551,626千円	※１　有形固定資産の減価償却累計額 56,489,251千円
※２　担保資産 このうち設備資金借入金7,715,045千円（長期借入金7,117,515千円、一年内返済予定の長期借入金597,530千円）の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　6,301,015千円 機械装置及び運搬具　317,509 土地　433,990 計　7,052,514千円	※２　担保資産 このうち設備資金借入金9,395,415千円（長期借入金8,592,635千円、一年内返済予定の長期借入金802,780千円）の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　6,547,945千円 機械装置及び運搬具　474,589 土地　433,990 計　7,456,524千円	※２　担保資産 このうち設備資金借入金7,424,815円（長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円）の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　4,125,748千円 機械装置及び運搬具　259,770 土地　433,990 計　4,819,508千円
	上記の他、プロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社及び当社の特定の連結子会社が所有する資産を担保に供しております。対象となる主要な資産の当中間連結期間末の簿価は次の通りであります。 預金　4,783,986千円 建物及び構築物　93,737,468 機械装置及び運搬具　17,656,831 土地　1,855,631 計　118,033,916千円	
※３　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,432,732千円であり、中間連結貸借対照表計上額はこの圧縮額を控除しております。 なお、その内訳は建物及び構築物3,181,987千円、機械装置及び運搬具250,745千円であります。	※３　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,458,530千円であり、中間連結貸借対照表計上額はこの圧縮額を控除しております。 なお、その内訳は建物及び構築物3,204,004千円、機械装置及び運搬具254,526千円であります。	※３　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なお、その内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。
４　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　672,942千円 摘要　銀行借入保証	４　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　144,291千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　603,539千円 摘要　銀行借入保証	４　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証

前中間連結会計期間末 (平成14年6月30日)	当中間連結会計期間末 (平成15年6月30日)	前連結会計年度末 (平成14年12月31日)
※5 ―――― ※6 ――――	※5　発行済株式総数 普通株式　4,684,535.74株 ※6　(有)ジェイコムファイナンス並びに当社は市中シンジケート銀行団との間に貸出コミットメントライン契約を締結しております。 当該貸出コミットメントに係る借入未実行残高は次のとおりであります。 貸出コミットメントライン契約総額　108,000,000千円 借入実行残高　53,000,000 差引額　55,000,000	※5 ―――― ※6 ――――

（中間連結損益計算書関係）

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
※１　固定資産除却損の内容は、次の通りであります。 建物及び構築物　559,381千円 機械装置及び運搬具　33,167 工具・器具及び備品　43,376 ソフトウェア　2,907 計　638,831千円	※１　固定資産除却損の内容は、次の通りであります。 建物及び構築物　159,432千円 機械装置及び運搬具　59,704 工具・器具及び備品　2,548 ソフトウェア　138 計　221,822千円 ※２　当中間連結会計期間における税金費用については簡便法による税効果会計を適用しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示しております。	※１　固定資産除却損の内容は、次の通りであります。 建物及び構築物　975,736千円 機械装置及び運搬具　57,571 工具・器具及び備品　65,214 建設仮勘定　33,875 ソフトウェア　24,583 計　1,156,979千円 ２　当期に実施した補助金及び工事負担金による圧縮記帳額は、39,661千円であります。

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金　9,931,338千円 現金及び現金同等物　9,931,338	1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金　8,361,439千円 現金及び現金同等物　8,361,439	1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金　4,989,062千円 預け金　2,700,000 現金及び現金同等物　7,689,062

(リース取引関係)

前中間連結会計期間(自 平成14年1月1日 至 平成14年6月30日)

1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額(千円)	減価償却累計額相当額(千円)	中間期末残高相当額(千円)
有形固定資産(建物及び構築物)	3,742,441	236,826	3,505,615
有形固定資産(機械装置及び運搬具)	1,048,775	514,449	534,326
有形固定資産(工具・器具及び備品)	41,402,969	13,547,988	27,854,981
無形固定資産その他	582,270	197,842	384,428
合計	46,776,455	14,497,105	32,279,350

(2) 未経過リース料中間期末残高相当額

一年内	7,501,744千円
一年超	26,535,182
合計	34,036,926

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	4,189,909千円
減価償却費相当額	3,707,052千円
支払利息相当額	638,703千円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2 オペレーティングリース取引

未経過リース料

一年内	591,193千円
一年超	5,687,461
合計	6,278,654

当中間連結会計期間(自 平成15年1月1日 至 平成15年6月30日)

1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額(千円)	減価償却累計額相当額(千円)	中間期末残高相当額(千円)
有形固定資産(建物及び構築物)	3,813,267	423,437	3,389,830
有形固定資産(機械装置及び運搬具)	913,597	534,910	378,687
有形固定資産(工具・器具及び備品)	45,314,384	18,879,268	26,435,116
無形固定資産その他	656,940	324,900	332,040
合計	50,698,188	20,162,515	30,535,673

(2) 未経過リース料中間期末残高相当額

一年内	8,139,303千円
一年超	23,578,327
合計	31,717,630

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	4,759,690千円
減価償却費相当額	4,224,836千円
支払利息相当額	633,032千円

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

2 オペレーティングリース取引

未経過リース料

一年内	621,844千円
一年超	5,266,371
合計	5,888,215

前連結会計年度(自 平成14年1月1日 至 平成14年12月31日)

1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
有形固定資産(建物及び構築物)	3,810,526	331,325	3,479,201
有形固定資産(機械装置及び運搬具)	908,311	469,216	439,095
有形固定資産(工具・器具及び備品)	44,229,766	16,359,900	27,869,866
無形固定資産その他	654,083	259,610	394,473
合計	49,602,686	17,420,051	32,182,635

(2) 未経過リース料期末残高相当額

一年内	7,952,299千円
一年超	26,091,865
合計	34,044,164

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	8,801,240千円
減価償却費相当額	7,843,109千円
支払利息相当額	1,300,476千円

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

2 オペレーティングリース取引

未経過リース料

一年内	604,227千円
一年超	5,491,674
合計	6,095,901

（有価証券関係）

前中間連結会計期間末（平成14年６月30日現在）

有価証券

1　時価のある有価証券

区分	取得原価（千円）	中間連結貸借対照表計上額（千円）	差額（千円）
その他有価証券			
株式	2,505	1,585	△920
合計	2,505	1,585	△920

2　時価評価されていない有価証券

内容	中間連結貸借対照表計上額（千円）
その他有価証券	
非上場株式（店頭売買株式を除く）	3,891,040
合計	3,891,040

当中間連結会計期間末（平成15年６月30日現在）

有価証券

1　時価のある有価証券

区分	取得原価（千円）	中間連結貸借対照表計上額（千円）	差額（千円）
その他有価証券			
株式	662	566	△96
合計	662	566	△96

2　時価評価されていない有価証券

内容	中間連結貸借対照表計上額（千円）
その他有価証券	
非上場株式（店頭売買株式を除く）	4,189,584
合計	4,189,584

前連結会計年度末(平成14年12月31日現在)

有価証券

1　時価のある有価証券

区分	取得原価(千円)	連結貸借対照表計上額(千円)	差額(千円)
その他有価証券			
株式	662	662	0
合計	662	662	0

2　時価評価されていない有価証券

内容	連結貸借対照表計上額(千円)
その他有価証券	
非上場株式(店頭売買株式を除く)	3,900,744
合計	3,900,744

(デリバティブ取引関係)

前中間連結会計期間(自　平成14年1月1日　至　平成14年6月30日)

当社連結グループのデリバティブ取引は、全てヘッジ会計が適用されているため、記載を省略しております。

当中間連結会計期間(自　平成15年1月1日　至　平成15年6月30日)

当社連結グループのデリバティブ取引は、全てヘッジ会計が適用されているため、記載を省略しております。

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループのデリバティブ取引は、全てヘッジ会計が適用されているため、記載を省略しております。

(セグメント情報)

【事業の種類別セグメント情報】

前中間連結会計期間(自　平成14年1月1日　至　平成14年6月30日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業の種類別セグメント情報の記載は省略しております。

当中間連結会計期間(自　平成15年1月1日　至　平成15年6月30日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業の種類別セグメント情報の記載は省略しております。

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業の種類別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前中間連結会計期間(自　平成14年1月1日　至　平成14年6月30日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

当中間連結会計期間(自　平成15年1月1日　至　平成15年6月30日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

【海外売上高】

前中間連結会計期間(自　平成14年1月1日　至　平成14年6月30日)

当社連結グループは海外売上高がないため、該当事項はありません。

当中間連結会計期間(自　平成15年1月1日　至　平成15年6月30日)

当社連結グループは海外売上高がないため、該当事項はありません。

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは海外売上高がないため、該当事項はありません。

（１株当たり情報）

前中間連結会計期間	当中間連結会計期間	前連結会計年度
１株当たり純資産額 △9,700.07円 １株当たり中間純損失 1,526.28円 なお、潜在株式調整後１株当たり中間純利益については、中間純損失の計上であるため、記載しておりません。	１株当たり純資産額 △2,482.48円 １株当たり中間純損失 156.18円 なお、潜在株式調整後１株当たり中間純利益については、中間純損失の計上であるため、記載しておりません。 (追加情報) 当中間連結会計期間から「１株当たり当期純利益に関する会計基準」(企業会計基準第２号　平成14年９月25日　企業会計基準委員会)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号　平成14年９月25日　企業会計基準委員会)を適用しております。 なお、同会計基準及び適用指針を前連結会計年度及び前中間連結会計期間に適用して算定した場合の１株当たり情報については、影響はありません。	１株当たり純資産額 △10,992.00円 １株当たり当期純損失 2,818.45円 なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。

（重要な後発事象）

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
ストックオプションの決議 平成14年７月８日開催の臨時株主総会において、当社の取締役、監査役及び従業員並びに、当社の子会社及び関連会社の取締役、監査役及び従業員に対して、ストックオプションを付与することを決議しました。 この詳細については「第４　提出会社の状況１　株式等の状況(2) 新株予約権等の状況①新株予約権」に記載しております。	―――――	１　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２．株式の公開買付 当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28％ 住友商事㈱　28.35％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.27％ 100.00％

(2) 【その他】

該当事項はありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間末（平成14年6月30日）金額(千円)		構成比(%)	当中間会計期間末（平成15年6月30日）金額(千円)		構成比(%)	前事業年度要約貸借対照表（平成14年12月31日）金額(千円)		構成比(%)
（資産の部）										
I 流動資産										
1 現金及び預金			4,925,936			1,745,371			383,603	
2 売掛金			7,710,690			7,046,734			8,549,460	
3 たな卸資産			207,420			257,117			419,842	
4 短期貸付金			182,073,000			5,808,000			194,529,000	
5 その他			493,679			1,021,238			3,314,488	
貸倒引当金			△3,053,201			△3,075,723			△3,065,076	
流動資産合計			192,357,525	74.2		12,802,739	5.7		204,131,319	75.0
II 固定資産										
1 有形固定資産	※1		1,729,241	0.7		1,721,299	0.8		1,751,590	0.6
2 無形固定資産			501,790	0.2		1,255,359	0.5		1,084,798	0.4
3 投資その他の資産										
(1) 関係会社株式			60,636,090			60,733,790			60,730,690	
(2) 関係会社長期貸付金			—			142,016,095			334,406	
(3) その他			4,095,252			7,667,975			4,283,354	
貸倒引当金			△168,898			△145,476			△156,623	
投資その他の資産合計			64,562,444	24.9		210,272,385	93.0		65,191,828	24.0
固定資産合計			66,793,476	25.8		213,249,043	94.3		68,028,218	25.0
III 繰延資産			8,543	0.0		104,685	0.0		—	—
資産合計			259,159,545	100.0		226,156,468	100.0		272,159,537	100.0

		前中間会計期間末 (平成14年6月30日)		当中間会計期間末 (平成15年6月30日)		前事業年度 要約貸借対照表 (平成14年12月31日)	
区分	注記番号	金額(千円)	構成比 (%)	金額(千円)	構成比 (%)	金額(千円)	構成比 (%)
(負債の部)							
I 流動負債							
1 買掛金		6,562,534		4,974,482		7,821,833	
2 短期借入金		217,235,000		2,300,000		228,785,000	
3 その他	※2	1,411,477		882,503		1,203,025	
流動負債合計		225,209,311	86.9	8,156,985	3.6	237,809,858	87.4
II 固定負債							
1 長期借入金		—		43,950,000		—	
2 関係会社長期借入金		—		105,789,250		—	
3 その他		942,104		2,644,414		1,275,794	
固定負債合計		942,104	0.4	152,383,664	67.4	1,275,794	0.4
負債合計		226,151,416	87.3	160,540,650	71.0	239,085,653	87.8
(資本の部)							
I 資本金	※5	47,002,622	18.1	—	—	47,002,622	17.3
II 資本準備金		1,637,589	0.6	—	—	1,637,589	0.6
III 欠損金							
中間(当期)未処理損失		15,632,083	△6.0	—	—	15,566,327	△5.7
資本合計		33,008,128	12.7	—	—	33,073,884	12.2
I 資本金	※5			63,132,997	27.9		
II 資本剰余金							
資本準備金				17,767,964	7.9		
III 利益剰余金							
中間未処理損失				15,285,145	△6.8		
資本合計				65,615,817	29.0		
負債及び資本合計		259,159,545	100.0	226,156,468	100.0	272,159,537	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間（自 平成14年1月1日 至 平成14年6月30日）金額(千円)		百分比(%)	当中間会計期間（自 平成15年1月1日 至 平成15年6月30日）金額(千円)		百分比(%)	前事業年度要約損益計算書（自 平成14年1月1日 至 平成14年12月31日）金額(千円)		百分比(%)
Ⅰ 売上高			30,044,169	100.0		23,417,499	100.0		57,058,603	100.0
Ⅱ 売上原価			24,281,887	80.8		17,936,469	76.6		45,149,648	79.1
売上総利益			5,762,281	19.2		5,481,029	23.4		11,908,955	20.9
Ⅲ 販売費及び一般管理費	※5		5,283,356	17.6		5,138,577	21.9		11,318,271	19.8
営業利益			478,925	1.6		342,451	1.5		590,683	1.1
Ⅳ 営業外収益	※1		1,201,671	4.0		2,049,175	8.7		2,532,727	4.4
Ⅴ 営業外費用	※2		1,490,214	5.0		2,204,996	9.4		2,869,471	5.0
経常利益			190,382	0.6		186,631	0.8		253,940	0.5
Ⅵ 特別利益	※3		1,400	0.0		98,597	0.4		27,251	0.0
Ⅶ 特別損失	※4		124,137	0.4		－	－		143,642	0.3
税引前中間(当期)純利益			67,644	0.2		285,228	1.2		137,549	0.2
法人税、住民税及び事業税			4,251	0.0		4,046	0.0		8,400	0.0
中間(当期)純利益			63,393	0.2		281,182	1.2		129,149	0.2
前期繰越損失			15,695,477			15,566,327			15,695,477	
中間(当期)未処理損失			15,632,083			15,285,145			15,566,327	

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前事業年度 (自 平成14年1月1日 至 平成14年12月31日)
1 資産の評価基準及び評価方法 (1) 有価証券 ① 子会社株式及び関連会社株式 移動平均法による原価法 ② その他有価証券 時価のないもの 移動平均法による原価法 (2) たな卸資産 移動平均法に基づく低価法によっております。	1 資産の評価基準及び評価方法 (1) 有価証券 ① 子会社株式及び関連会社株式 同左 ② その他有価証券 時価のないもの 同左 (2) たな卸資産 同左	1 有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 移動平均法に基づく原価法 その他有価証券 時価のないもの： 移動平均法に基づく原価法 2 たな卸資産の評価基準及び評価方法 移動平均法に基づく低価法
2 固定資産の減価償却の方法 (1) 有形固定資産 定額法によっております。	2 固定資産の減価償却の方法 (1) 有形固定資産 定額法によっております。 耐用年数と残存価額は法人税法の規定によっております。	3 固定資産の減価償却の方法 (1) 有形固定資産 同左
(2) 無形固定資産 定額法によっております。 ただし、ソフトウェア(自社利用分)については、社内における利用可能期間(5年)に基づく定額法によっております。	(2) 無形固定資産 同左	(2) 無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間（5年）に基づく定額法によっております。
(3) 長期前払費用 定額法によっております。	(3) 長期前払費用 定額法によっております。 償却期間については、支出の効果の及ぶ期間に基づいております。	(3) 長期前払費用 定額法によっております。
3 引当金の計上基準 (1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については、財務内容評価法により計上しております。	3 引当金の計上基準 (1) 貸倒引当金 同左	4 引当金の計上基準 (1) 貸倒引当金 同左
(2) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 なお、数理計算上の差異は当会計年度で一括費用処理しております。	(2) 退職給付引当金 同左	(2) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当会計期間末において発生していると認められる額を計上しております。 なお、数理計算上の差異は当会計年度で一括費用処理しております。

前中間会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前事業年度 (自 平成14年1月1日 至 平成14年12月31日)
4 外貨建ての資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	4 外貨建ての資産及び負債の本邦通貨への換算基準 同左	5 外貨建ての資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
5 重要なヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 (3) ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 (4) ヘッジ有効性評価の方法 有効性の評価については、決算日(含む中間決算日)及び決済日(為替予約の実行日)に予約レートと同日の直物相場によるレート比較により評価を行っております。	5 重要なヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左	6 重要なヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左
6 リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	6 リース取引の処理方法 同左	7 リース取引の処理方法 同左
7 その他中間財務諸表作成のための基本となる事項 消費税等の会計処理について 税抜方式によっております。	7 その他中間財務諸表作成のための基本となる事項 同左	8 消費税等の処理方法 税抜方式によっております。

追加情報

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）
――――――	（中間貸借対照表） 中間財務諸表等規則の改正により当中間会計期間から「資本準備金」は「資本剰余金」の内訳として、「中間未処理損失」は「利益剰余金」の内訳として表示しております。 （自己株式及び法定準備金取崩等に関する会計基準） 当中間会計期間から「企業会計基準第１号　自己株式及び法定準備金の取崩等に関する会計基準」（平成14年２月21日　企業会計基準委員会）を適用しております。 この変更に伴う損益に与える影響はありません。

表示方法の変更

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）
――――――	（中間貸借対照表） 前中間会計期間において投資その他の資産の「その他」に含めて表示しておりました「関係会社長期貸付金」（前中間会計期間 307,925千円）については、資産総額の100分の５超となったため、当中間会計期間より区分掲記しております。

会計方針の変更

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前事業年度 （自　平成14年１月１日 至　平成14年12月31日）
――――――	課金システムに係るデータ処理料は、従来、販売費及び一般管理費に計上しておりましたが、当期より売上原価に計上する方法に変更しております。 この変更は、出資関係のない運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行ったものであります。 この変更により、従来の方法によった場合と比較して売上総利益は611,424千円減少しておりますが、営業利益、経常利益及び税引前当期純利益に与える影響はありません。	――――――

注記事項

(中間貸借対照表関係)

前中間会計期間末 (平成14年6月30日)	当中間会計期間末 (平成15年6月30日)	前事業年度末 (平成14年12月31日)
※1　有形固定資産の減価償却累計額 158,455千円 ※2　消費税等の取扱 仮払消費税等及び仮受消費税等は相殺のうえ、流動負債のその他に含めて表示しております。 3　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　672,942千円 摘要　銀行借入保証 ―――――――	※1　有形固定資産の減価償却累計額 256,560千円 ※2　消費税等の取扱 仮払消費税等及び仮受消費税等は相殺のうえ、流動資産のその他に含めて表示しております。 3　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　144,291千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　603,539千円 摘要　銀行借入保証 4　担保資産 プロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社が所有する資産を担保に供しております。 対象となる主要な資産の当中間連結期間末の簿価は次のとおりであります。 預金　1,745,371千円 建物及び構築物　660,889 土地　429,042 関係会社株式　52,924,573 計　55,759,875千円 ※5　発行済株式総数 普通株式 4,684,535.74株	※1　有形固定資産の減価償却累計額 202,174千円 ――――――― 3　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証 ―――――――

(中間損益計算書関係)

前中間会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前事業年度 (自 平成14年1月1日 至 平成14年12月31日)
※1 営業外収益の主要項目 受取利息 1,116,039千円	※1 営業外収益の主要項目 受取利息 1,891,088千円	※1 営業外収益の主要項目 受取利息 2,372,730千円
※2 営業外費用の主要項目 支払利息 824,526千円 支払保証料 538,310千円	※2 営業外費用の主要項目 支払利息 1,785,052千円 長期前払費用償却費 253,367千円 支払保証料 156,238千円	※2 営業外費用の主要項目 支払利息 1,783,030千円 支払保証料 1,059,799千円
※3 —	※3 特別利益の主要項目 商品不具合に係る補償収入 46,948千円	※3 —
※4 特別損失の主要項目 転籍者に係る退職給付引当金不足額繰入 92,146千円 関係会社株式評価損 26,724千円	※4 —	※4 特別損失の主要項目 転籍者に係る退職給付引当金不足額繰入 92,146千円 投資有価証券処分損 21,592千円 商品廃棄損 24,636千円
※5 減価償却実施額 有形固定資産 39,116千円 無形固定資産 43,076千円	※5 減価償却実施額 有形固定資産 54,386千円 無形固定資産 141,170千円	※5 減価償却実施額 有形固定資産 82,835千円 無形固定資産 111,048千円

（リース取引関係）

前中間会計期間（自　平成14年１月１日　至　平成14年６月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係る注記

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
有形固定資産（車輌運搬具）	1,842	384	1,458
有形固定資産（工具・器具及び備品）	663,689	278,888	384,800
無形固定資産	95,515	32,073	63,441
合計	761,047	311,346	449,700

(2) 未経過リース料中間期末残高相当額

一年内	155,459千円
一年超	304,558
合計	460,017

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	86,818千円
減価償却費相当額	79,335
支払利息相当額	8,279

(4) 減価償却費相当額の算定方法
　リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5) 利息相当額の算定方法
　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

当中間会計期間（自　平成15年１月１日　至　平成15年６月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

１．借主側

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額（関係会社への転貸分を除く）

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
有形固定資産（車輌運搬具）	1,845	754	1,091
有形固定資産（工具・器具及び備品）	657,110	301,249	355,861
無形固定資産	98,515	52,346	46,168
合計	757,470	354,350	403,120

(2) 未経過リース料中間期末残高相当額（関係会社への転貸分を含む）

一年内	674,343千円
一年超	1,763,594
合計	2,437,937

(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く）

支払リース料	97,672千円
減価償却費相当額	89,705
支払利息相当額	8,724

(4) 減価償却費相当額の算定方法
　同左

(5) 利息相当額の算定方法
　同左

２．貸主側（関係会社への転貸）

未経過リース料中間期末残高相当額

一年内	510,252千円
一年超	1,512,468
合計	2,022,720

前事業年度（自　平成14年１月１日　至　平成14年12月31日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

１．借主側

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額（関係会社への転貸分を除く）

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
有形固定資産（車輌運搬具）	1,845	569	1,276
有形固定資産（工具・器具及び備品）	669,402	274,213	395,189
無形固定資産	98,515	42,135	56,379
合計	769,763	316,918	452,844

(2) 未経過リース料期末残高相当額（関係会社への転貸分を含む）

一年内	610,010千円
一年超	1,714,972
合計	2,324,983

(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く）

支払リース料	181,436千円
減価償却費相当額	166,116
支払利息相当額	17,329

(4) 減価償却費相当額の算定方法
　同左

(5) 利息相当額の算定方法
　同左

２．貸主側（関係会社への転貸）

未経過リース料期末残高相当額

一年内	440,680千円
一年超	1,419,926
合計	1,860,606

（有価証券関係）

前中間会計期間（平成14年６月30日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

当中間会計期間（平成15年６月30日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

前事業年度（平成14年12月31日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

（１株当たり情報）

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前事業年度 （自　平成14年１月１日 至　平成14年12月31日）
１株当たり純資産額　8,389.87円 １株当たり中間純利益　17.19円 なお、潜在株式調整後１株当たり中間純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。	１株当たり純資産額　14,006.90円 １株当たり中間純利益　68.17円 なお、潜在株式調整後１株当たり中間純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。 （追加情報） 当中間会計期間から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。 なお、同会計基準及び適用指針を前会計年度及び前中間会計期間に適用して算定した場合の１株当たり情報については、影響はありません。	１株当たり純資産額　8,406.57円 １株当たり当期純利益　32.82円 なお、潜在株式調整後１株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。

(重要な後発事象)

前中間会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前事業年度 (自 平成14年1月1日 至 平成14年12月31日)
ストックオプションの決議 平成14年7月8日開催の臨時株主総会において、当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して、ストックオプションを付与することを決議しました。 この詳細については「第4 提出会社の状況1 株式等の状況(2) 新株予約権等の状況①新株予約権」に記載しております。	――――――	1 プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、JCFが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のJCFへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、JCFからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式(但し対象会社部分)、建物、土地、その他。 2 株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ 44.28% 住友商事㈱ 28.35% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.27% 100.00%

(2) 【その他】

該当事項はありません。

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

有価証券報告書 及びその添付書類	事業年度 （第９期）	自　平成14年１月１日 至　平成14年12月31日	平成15年３月28日 関東財務局長に提出
訂正報告書	上記に係る訂正報告書であります。		平成15年４月11日 関東財務局長に提出
有価証券届出書 及びその添付書類			平成15年５月１日 関東財務局長に提出

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

中 間 監 査 報 告 書

平成14年9月27日

株式会社ジュピターテレコム

代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員
関与社員　　公認会計士　野　口　征 二 郎　㊞

関与社員　　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年1月1日から平成14年12月31日までの連結会計年度の中間連結会計期間(平成14年1月1日から平成14年6月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年6月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成14年1月1日から平成14年6月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中　間　監　査　報　告　書

平成15年９月26日

株式会社ジュピターテレコム

代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征 二 郎　㊞

代表社員
関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年１月１日から平成15年12月31日までの連結会計年度の中間連結会計期間（平成15年１月１日から平成15年６月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成15年６月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成15年１月１日から平成15年６月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中 間 監 査 報 告 書

平成14年９月27日

株式会社ジュピターテレコム
　代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征 二 郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の中間会計期間(平成14年１月１日から平成14年６月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が株式会社ジュピターテレコムの平成14年６月30日現在の財政状態及び同日をもって終了する中間会計期間(平成14年１月１日から平成14年６月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中 間 監 査 報 告 書

平成15年９月26日

株式会社ジュピターテレコム

代表取締役社長　森 泉 知 行 殿

朝日監査法人

代表社員 関与社員　公認会計士　野　口　征 二 郎　㊞

代表社員 関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年１月１日から平成15年12月31日までの第10期事業年度の中間会計期間(平成15年１月１日から平成15年６月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、下記事項を除き前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

記

会計方針の変更に記載のとおり、会社は従来、課金システムに係るデータ処理料を販売費及び一般管理費に計上していたが、当期より売上原価に計上する方法に変更した。この変更は、出資関係の無い運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行われたものであり、正当な理由に基づく変更と認めた。この変更により、従来の方法によった場合と比較して売上総利益は611,424千円減少しているが、営業利益、経常利益及び税引前当期純利益に与える影響はない。

よって、当監査法人は、上記の中間財務諸表が株式会社ジュピターテレコムの平成15年６月30日現在の財政状態及び同日をもって終了する中間会計期間(平成15年１月１日から平成15年６月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

第四部　提出会社の保証会社等の情報

該当事項はありません。

第五部　特別情報

該当事項はありません。

臨時株主総会議事録

２００３年１０月３日
株式会社ジュピターテレコム

原本と相違ないことを証明致します。

平成15年10月7日

株式会社ジュピターテレコム
代表取締役　　　森泉　知行

臨時株主総会議事録

平成15年10月3日午前9時30分より、東京都豊島区東池袋4丁目41番24号、当社本店会議室において臨時株主総会を開催した。

平成15年10月3日現在	
当社の株主総数	11名
この有する議決権の総数	4,684,535個
発行済株式総数	4,684,535.74株
出席株主数	9名
(議決権行使書提出による出席株主8名を含む)	
この有する議決権の総数	4,370,555個
(議決権行使書提出による株主の議決権2,879,898個を含む)	

以上のとおり株主の出席があったので、定款の規定により代表取締役社長森泉 知行は議長席につき、本株主総会は適法に成立したので開会する旨を宣し、直ちに議事に入った。

決議事項

第1号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

議長は、本総会の第1号議案は、商法第280条ノ19及び第280条ノ21の規定に基づき、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員の当社の業績向上に対する意欲や士気を一層高めることを目的として、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して、別紙記載の要領により特に有利な条件をもって新株予約権を発行することについて審議承認することである旨説明し、これを議場に諮ったところ、満場一致をもって、第1号議案は、原案のとおり承認可決された。

第2号議案　定款一部変更の件

議長は、本店を諸般の事情により移転する必要が生じた旨を詳細に説明し、平成16年2月16日(月)をもって定款第3条を下記のとおり変更したい旨を説明し、その賛否を議場に諮ったところ、原案のとおり満場一致により承認可決された。

記

現行	変更案
第3条(本店の所在地) 当会社は、本店を東京都豊島区に置く。	第3条(本店の所在地) 当会社は、本店を東京都港区に置く。

第3号議案 取締役1名選任の件

議長は、上記議案の付議を宣し、取締役ヘンリー・ヴィジル氏が本総会終結の時をもって取締役を辞任したい旨の申し出があったので、補欠として後任の新任取締役候補としてサルマン・ウラー氏(経歴書添付)を選任願いたい旨を説明、その賛否を諮ったところ、満場一致をもって承認可決した。なお、サルマン・ウラー氏からは予め就任承諾書を受領している。

以上をもって本総会の全議案の審議を終了したので、議長は午前10時00分閉会を宣した。

以上の決議を明確にするため、ここに議事録を作成し、議長及び出席取締役が記名捺印する。

平成15年10月3日

株式会社ジュピターテレコム

(議長) 代表取締役 森泉 知行

出席取締役 グレゴリー アームストロング

出席取締役 庄子 進

(別紙)

(1) 新株予約権の割当を受ける者

当社及び下記に掲げる当社の子会社又は関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てる。以下、新株予約権の割当を受ける者を「割当対象者」という。

記

株式会社ジェイコム札幌
株式会社ジェイコム関東
株式会社ジェイコム東京
株式会社ジェイコム湘南
株式会社木更津ケーブルテレビ
株式会社ジェイコム群馬
土浦ケーブルテレビ株式会社
浦和ケーブルテレビネットワーク株式会社
株式会社メディアさいたま
株式会社ケーブルネットワークやちよ
株式会社スーパーネットワークユー
株式会社ジェイコム関西
北摂ケーブルネット株式会社
株式会社ケーブルネット神戸芦屋
株式会社ケーブルビジョン二十一
福岡ケーブルネットワーク株式会社
株式会社ジェイコム北九州
株式会社ケーブルネット下関

(2) 新株予約権の目的たる株式の種類及び数

当社普通株式 59,172 株を上限とする。
なお、当社が株式の分割又は併合を行う場合には、次の算式により新株予約権の目的たる株式数を調整し、調整の結果生じる 1 株未満の端数は、これを切り捨てる。

調整後株式数＝調整前株式数×分割(又は併合)の比率

但し、上記株式数の調整は、その時点で割当対象者が行使していない新株予約権の目的たる株式数についてのみ行われるものとする。

(3) 発行する新株予約権の総数

9,862 個(新株予約権 1 個あたりの目的たる株式数 6 株)とする。但し、上記(2)の規定に従い新株予約権の目的たる株式数の調整を行った場合には、新株予約権 1 個あたりの目的たる株式数についても同様の調整を行うものとする。

(4) 新株予約権の発行価額

無償とする。

(5)　新株予約権行使時に払込みをなすべき金額

各新株予約権の行使に際して払込みをなすべき金額は、下記①及び②により決定される1株あたりの権利行使価額に、上記(3)に定める新株予約権1個あたりの目的たる株式数(上記(3)但書の規定に従い調整を行った場合は、調整後の株式数)を乗じた金額とする。

① 当初の権利行使価額は92,000円とする。但し、当社の国内における新規株式公開(下記(7)①に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。
② 当社が株式の分割又は併合を行う場合には、次の算式により権利行使価額を調整し、調整の結果生じる1円未満の端数は、これを切り捨てる。

$$調整後権利行使価額 = 調整前権利行使価額 \times \frac{1}{分割(又は併合)の比率}$$

(6)　新株予約権の権利行使期間

平成15年12月12日から平成24年8月23日まで。

(7)　新株予約権の行使の条件

① 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、新株予約権を行使することができる。
② 新株予約権は、下記⑥の場合を除き、割当対象者に限り行使することができる。
③ 割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成16年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができる。なお以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とする。
　(ア) 平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができる。
　(イ) 平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができる。
　(ウ) 平成18年9月12日から平成19年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができる。
　(エ) 平成19年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができる。
④ 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成17年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができる。

⑤ 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記③及び④の定めにかかわらず、下記⑧記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとする。

⑥ 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めるが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記⑧記載の「新株予約権割当契約」に定めるところによるものとする。

⑦ 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的たる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとする。

⑧ 上記の他、割当対象者が当社又は当社グループ事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及びその細目については、平成15年9月18日開催の取締役会決議及び本株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによる。

(8) 新株予約権の消却事由及び条件

① 新株予約権発行後、当社が消滅会社となる合併、又は当社が完全子会社となる株式交換若しくは株式移転が行われる場合、取締役会決議をもって新株予約権の全部を無償で消却することができる。

② 新株予約権者が新株予約権を行使する前に上記(7)⑧記載の「新株予約権割当契約」に定めるところにより新株予約権を行使できなくなった場合、取締役会決議をもって当該未行使の新株予約権を無償で消却することができる。

(9) 新株予約権の譲渡制限

新株予約権を譲渡するには取締役会の承認を要する。

第 3 号議案 取締役ヘンリー・ヴィジル辞任に伴い取締役1名選任の件

本総会終結の時をもって取締役ヘンリー・ヴィジル辞任のため、取締役 1 名を選任する。取締役候補者は次のとおり。

Candidates for Directors

役名及び職名	氏　名 （生年月日）	略　歴
取締役	サルマン・ウラー氏 (1964年 1月 15日生)	1989年　ヴァージニア大学 理論物理学研究・従事 1991年　シカゴ大学 理論物理学研究・従事 1993年2月 マッキンゼー・アンド・カンパニー社 エンゲージメント マネージャー 1997年5月 マイクロソフト社 コーポレートデベロップメント シニア・ディレクター 2001年5月 当社取締役就任 2002年7月 マイクロソフト社 コーポレートストラテジー ゼネラル・マネージャー（現在）

取締役会議事録

２００３年９月１８日
株式会社ジュピターテレコム

原本と相違ないことを証明致します。

平成15年10月7日

株式会社ジュピターテレコム
代表取締役　　森泉　知行

取締役会議事録

1．日時　　平成１５年９月１８日（木曜日）　午後３時３０分

2．開催場所

東京都練馬区高野台五丁目22番1号　ジェイコム東京本店会議室

3．出席取締役及び監査役

取締役　　１０名（取締役総数　１３名）
監査役　　　３名（監査役総数　　４名）

4．議長　　代表取締役社長　森泉 知行

5．決議事項

第1号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

議長は、平成15年10月3日開催予定の当社臨時株主総会における第1号議案(当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件)が可決されることを条件として、平成15年12月11日、別紙1記載の要領により、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して、それぞれと添付１の新株予約権割当契約書(管理職用)又は添付2の新株予約権割当契約書(非管理職用)の様式による新株予約権割当契約を同日までに締結の上、特に有利な条件をもって新株予約権を発行したい旨説明し、これを議場に諮ったところ、満場一致をもって、本議案は、原案のとおり承認可決された。

なお、取締役森泉知行、吉田幸弘、中井戸信英、吉井伸吾は当該新株予約権の割当を受ける者に含まれており、本議案につき特別利害関係を有しているので、この決議に参加せず、また定足数算定の基礎にも算入されない。

第2号議案　本店移転の件

議長は、平成15年10月3日開催予定の当社臨時株主総会における第2号議案(定款一部変更の件)が可決されることを条件として、本店移転の時期及び本店の具体的な所在場所を次のとおりとしたい旨提案し、議場に諮ったところ、満場一致をもってこれを承認可決した。

1．　移　転　日：平成１６年2月１６日(月)
2．　新所在場所：東京都港区芝大門一丁目１番３０号 芝NBFタワー（８階及び９階）

第3号議案　取締役候補選任の件

議長は、平成15年10月3日開催予定の当社臨時株主総会の終結をもって、取締役ヘンリー・ヴィジル氏が辞任するので、その後任の取締役候補としてサルマン・ウラー氏を選任したい旨提案し、議場に諮ったところ、満場一致をもってこれを承認可決した。

第４号議案　臨時株主総会開催に関する件

議長は、下記の要領で臨時株主総会を開催したい旨の提案を行うとともに、下記臨時株主総会に出席できない株主が書面を以ってその議決権を行使できるようにしたい旨を述べ、その承認をもとめたところ、満場一致をもって当議案は承認可決された。

記

1. 日　　時	平成15年10月3日（金曜日）午前9時30分
2. 場　　所	当社本店会議室
3. 会議の目的	第１号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件 当社及び当社の子会社又は関連会社の取締役、監査役及び従業員の当社の業績向上に対する意欲や士気を一層高めることを目的として、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して、別紙１記載の要領により特に有利な条件をもって新株予約権を発行すること。

第２号議案　定款一部変更の件
平成１６年２月１６日(月)をもって定款第３条を下記のとおり変更すること。

記

現行	変更案
第３条（本店の所在地） 当会社は、本店を東京都豊島区に置く。	第３条（本店の所在地） 当会社は、本店を東京都港区に置く。

第３号議案　取締役１名選任の件
取締役ヘンリー・ヴィジルの辞任に伴い、その後任としてサルマン・ウラー氏（経歴書添付）を取締役に選任すること

６．閉会　　午後４時００分

本取締役会の経過及び結果を明らかにするため本議事録を作成し、出席した取締役及び監査役は記名捺印する。

平成１５年９月１８日
株式会社ジュピターテレコム

（議長）　　代表取締役　森泉　知行

出席取締役　グレゴリー・アームストロング

出席取締役　吉田　幸弘

出席取締役　庄子　　進

出席取締役　平山　泰史

出席取締役　吉井　伸吾

出席取締役　青木　二仁

出席取締役　ミランダ・カーチス

出席取締役　グラハム・ホリス

出席取締役　西村　泰重

出席監査役　松本　征夫

出席監査役　林　　正俊

出席監査役　ダリル・ドーリントン

(1) 新株予約権の割当を受ける者

当社及び下記に掲げる当社の子会社又は関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てる。以下、新株予約権の割当を受ける者を「割当対象者」という。

記

株式会社ジェイコム札幌
株式会社ジェイコム関東
株式会社ジェイコム東京
株式会社ジェイコム湘南
株式会社木更津ケーブルテレビ
株式会社ジェイコム群馬
土浦ケーブルテレビ株式会社
浦和ケーブルテレビネットワーク株式会社
株式会社メディアさいたま
株式会社ケーブルネットワークやちよ
株式会社スーパーネットワークユー
株式会社ジェイコム関西
北摂ケーブルネット株式会社
株式会社ケーブルネット神戸芦屋
株式会社ケーブルビジョン二十一
福岡ケーブルネットワーク株式会社
株式会社ジェイコム北九州
株式会社ケーブルネット下関

(2) 新株予約権の目的たる株式の種類及び数

当社普通株式 41,958 株を上限とする。
なお、当社が株式の分割又は併合を行う場合には、次の算式により新株予約権の目的たる株式数を調整し、調整の結果生じる 1 株未満の端数は、これを切り捨てる。

調整後株式数＝調整前株式数×分割(又は併合)の比率

但し、上記株式数の調整は、その時点で割当対象者が行使していない新株予約権の目的たる株式数についてのみ行われるものとする。

(3) 発行する新株予約権の総数

6,993 個(新株予約権 1 個あたりの目的たる株式数 6 株)とする。但し、上記(2)の規定に従い新株予約権の目的たる株式数の調整を行った場合には、新株予約権 1 個あたりの目的たる株式数についても同様の調整を行うものとする。

(4) 新株予約権の発行価額

無償とする。

(5) 新株予約権行使時に払込みをなすべき金額

各新株予約権の行使に際して払込みをなすべき金額は、下記①及び②により決定される 1 株あたりの権利行使価額に、上記(3)に定める新株予約権 1 個あたりの目的たる株式数(上

記(3)但書の規定に従い調整を行った場合は、調整後の株式数)を乗じた金額とする。

① 当初の権利行使価額は92,000円とする。但し、当社の国内における新規株式公開(下記(7)①に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。

② 当社が株式の分割又は併合を行う場合には、次の算式により権利行使価額を調整し、調整の結果生じる1円未満の端数は、これを切り捨てる。

$$調整後権利行使価額 = 調整前権利行使価額 \times \frac{1}{分割(又は併合)の比率}$$

(6) 新株予約権の権利行使期間

平成15年12月12日から平成24年8月23日まで。

(7) 新株予約権の行使の条件

① 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、新株予約権を行使することができる。

② 新株予約権は、下記⑥の場合を除き、割当対象者に限り行使することができる。

③ 割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成16年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができる。なお以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とする。

(ア) 平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができる。

(イ) 平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができる。

(ウ) 平成18年9月12日から平成19年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができる。

(エ) 平成19年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができる。

④ 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成17年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができる。

⑤ 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記③及び④の定めにかかわらず、下記⑧記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとする。

⑥ 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めるが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記⑧記載の「新株予約権割当契約」に定めるところによるものとする。

⑦ 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的

たる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとする。

⑧ 上記の他、割当対象者が当社又は当社グループ事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及びその細目については、本取締役会決議及び平成15年10月3開催の株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによる。

(8) 新株予約権の消却事由及び条件

① 新株予約権発行後、当社が消滅会社となる合併、又は当社が完全子会社となる株式交換若しくは株式移転が行われる場合、取締役会決議をもって新株予約権の全部を無償で消却することができる。

② 新株予約権者が新株予約権を行使する前に上記(7)⑧記載の「新株予約権割当契約」に定めるところにより新株予約権を行使できなくなった場合、取締役会決議をもって当該未行使の新株予約権を無償で消却することができる。

(9) 新株予約権の譲渡制限

新株予約権を譲渡するには取締役会の承認を要する。

(1) 新株予約権の割当を受ける者、割り当てる新株予約権の数、及び発行条件

別紙3「割当対象者名簿」記載の、当社の取締役1名、監査役2名及び従業員499名、並びに当社の子会社又は関連会社の取締役11名、監査役1名及び従業員234名の合計748名に対して、以下の(2)から(14)までの条件で、それぞれ別紙3「割当対象者名簿」に記載する数の新株予約権を割り当てる。以下、新株予約権の割当を受ける者を「割当対象者」という。

(2) 新株予約権の目的たる株式の種類及び数

当社普通株式41,958株を上限とする。

なお、当社が株式の分割又は併合を行う場合には、次の算式により新株予約権の目的たる株式数を調整し、調整の結果生じる1株未満の端数は、これを切り捨てる。

調整後株式数＝調整前株式数×分割(又は併合)の比率

但し、上記株式数の調整は、その時点で割当対象者が行使していない新株予約権の目的たる株式数についてのみ行われるものとする。

(3) 発行する新株予約権の総数

6,993個(新株予約権1個あたりの目的たる株式数6株)とする。但し、上記(2)の規定に従い新株予約権の目的たる株式数の調整を行った場合には、新株予約権1個あたりの目的たる株式数についても同様の調整を行うものとする。

(4) 新株予約権の発行価額及び発行日

新株予約権の発行価額は無償とし、新株予約権の発行日は平成15年12月11日とする。

(5) 新株予約権行使時に払込みをなすべき金額

各新株予約権の行使に際して払込みをなすべき金額は、下記①及び②により決定される1株あたりの権利行使価額に、上記(3)に定める新株予約権1個あたりの目的たる株式数(上記(3)但書の規定に従い調整を行った場合は、調整後の株式数)を乗じた金額とする。

① 当初の権利行使価額は92,000円とする。但し、当社の国内における新規株式公開(下記(7)①に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。

② 当社が株式の分割又は併合を行う場合には、次の算式により権利行使価額を調整し、調整の結果生じる1円未満の端数は、これを切り捨てる。

$$\text{調整後権利行使価額} = \text{調整前権利行使価額} \times \frac{1}{\text{分割(又は併合)の比率}}$$

(6) 新株予約権の権利行使期間

平成15年12月12日から平成24年8月23日まで。

(7) 新株予約権の行使の条件

① 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、又は

いずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、新株予約権を行使することができる。

② 新株予約権は、下記⑥の場合を除き、割当対象者に限り行使することができる。

③ 割当対象者(但し、割当対象者名簿に「非管理職」として記載されている割当対象者を除く。)は、平成16年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができる。なお以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とする。

(ア) 平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができる。

(イ) 平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができる。

(ウ) 平成18年9月12日から平成19年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができる。

(エ) 平成19年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて行使することができる。

④ 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成17年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができる。

⑤ 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記③及び④の定めにかかわらず、下記⑧記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとする。

⑥ 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めるが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記⑧記載の「新株予約権割当契約」に定めるところによるものとする。

⑦ 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的たる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとする。

⑧ 上記の他、割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及びその細目については、本取締役会決議及び平成15年10月3日開催予定の当社臨時株主総会の決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによる。

(8) 新株予約権の消却事由及び条件

① 新株予約権発行後、当社が消滅会社となる合併、又は当社が完全子会社となる株式交換若しくは株式移転が行われる場合、取締役会決議をもって新株予約権の全部を無償で消却することができる。

② 新株予約権者が新株予約権を行使する前に上記(7)⑧記載の「新株予約権割当契約」に定めるところにより新株予約権を行使できなくなった場合、取締役会決議をもって当該未行使の新株予約権を無償で消却することができる。

(9) 新株予約権の譲渡制限

新株予約権を譲渡するには取締役会の承認を要する。

(10)　新株予約権証券の発行

新株予約権者の請求があるときに限り、新株予約権証券を発行する。

(11)　新株予約権の行使により新株を発行する場合の当該株式の発行価額中資本に組み入れない額

権利行使価額（但し、権利行使価額について調整が行なわれた場合は、調整後の権利行使価額）の２分の１とし、計算の結果、１円未満の端数が生じた場合は、その端数を切り捨てた額とする。

(12)　新株予約権の行使により新株を発行する場合の当該株式に対する配当起算日

新株予約権の行使により新株を発行する場合の当該株式に対する最初の利益配当金又は中間配当金については、新株予約権の行使が毎年1月1日から6月30日までになされたときは当該年の1月1日に、毎年7月1日から12月31日までになされたときは当該年の7月1日に、それぞれ株式の発行があったものとみなしてこれを支払う。

(13)　払込を取扱う銀行及びその取扱場所

住友信託銀行株式会社 東京営業部
東京都千代田区丸の内一丁目４番４号

役員

取締役,監査役	6名		(合計		4,490 単位)
氏名	単位数	氏名	単位数	氏名	単位数
森泉 知行	1,980	吉田 幸弘	1,980	中井戸 信英	150
吉井 伸吾	150	Sanjay Chheda	150	林 正俊	80

JT従業員

従業員合計	465 名				2,234 単位

従業員(管理職)	143 名		(合計		1,912 単位)
氏　名	単位数	氏　名	単位数	氏　名	単位数
加藤　撤	198	川端 雅和	100	伊藤 聰	98
入江 徳次	98	櫻井 隆	98	高橋 進	98
黒川 裕夫	76	畠山 靖男	76	林 尚樹	76
平田 義	76	武田 敦	50	谷脇 繁樹	50
中川 優	50	上田 哲弘	50	高橋 眞理	26
上村 忠	26	黒木 正博	16	板東 茂	16
宮田 政志	16	長瀬 徹	16	岩崎 賢一	16
平川 公士	16	森戸 祐一	10	山本 智史	10
脇阪　博人	10	藤本 法秀	8	江間 忠	8
柳沢 雅之	8	松永 高明	8	北川 実	8
甘利 匠	8	窪田 鉄郎	8	阪口 守利	8
鎌田 賢一	6	小俣 仁志	6	吉田 功一	6
新谷 卓史	6	松本 佳之	6	河村　幸治	6
羽倉 千重子	6	田中 龍一郎	6	田中 正則	6
田北 忠友	6	鷲巣 功	5	内山 智詞	5
鶴田 健司	5	中島 隆志	5	長谷川 陽治	5
粟津 昌典	5	織田 茂	5	横内 智実	5
山手 伸祐	5	川端 功	5	赤城 真也	5
由布 光紀	5	川村 美津子	5	牛房 由美	5
山田 研	5	赤井澤 康昭	5	阿部 太	5
森 昭修	5	武田 正光	5	平野 進	5
上林 元昭	5	松野 紀志人	5	馬崎 浩一	5
鴻江 和久	5	三木 信裕	5	西田 秀史	5
高木 直子	5	郡司 卓宗	5	松原 本琪	5
方城 まちこ	5	根本 伸広	5	遠藤 久	5
渡部 城次	5	佐々木 俊英	5	中西 亮太	5
大西 崇之	5	塚本 成保	5	尾崎 圭	5
川村 豊	5	前田 泰洋	5	山村 聡	5
内山 富士夫	5	上島 真二	5	松元 堅一	5
國井 正三	5	竹生 信	5	鈴木 健司	5
林 紀満	5	雨尾 俊英	5	山田 耕司	5
森竹 大輔	5	吉村 大二	5	樫本 雅徳	5
山口 和正	5	駒崎 涼太郎	5	下村 典子	5
中島 良昭	5	小林 勝	5	黒田 敬一	5
上田 康夫	5	加藤 勝一	5	田邊 直樹	5
沼 健一郎	5	溝口 和之	5	佐藤 孝洋	5
田中 俊紀	5	藤波 源太	5	乙部 玲治	5
大木 美子	5	仲川 光弘	5	三松 健志	5
熊谷 利恵	5	山本 周	2	大林 秀和	2
菊池 孝太郎	2	橋本 祐一	2	大関 啓二	2
吉澤 克也	2	馬橋 聖明	2	立枕 浩実	2
山口 英二	2	雲田 誠史	2	亀井 啓充	2
渡邊 典昭	2	野橋 和弘	2	石原 哲也	2
東條 由美	2	菊川 義章	2	木村 亜弓	2
渡部 誠司	2	草竹 薫	2	茶谷 尚士	2
堀士 裕芳	2	江原 司	2	松森 英治	2
井上 剛	2	浅野 晃一	2	粂野 靖男	2
加藤 昭朗	2	青木 穂	2		

従業員(非管理職)	322 名				322 単位)
氏　名	単位数	氏　名	単位数	氏　名	単位数
尾上 彩子	1	齋藤 陽二	1	浅倉 芳典	1

JT従業員

中村 亜利沙	1	吉田 圭吾	1	小嶋 大輔	1
東 晃平	1	鈴木 晶子	1	平井 智士豪	1
大谷 知樹	1	藤田 恭史	1	香月 敬一	1
左地 弘枝	1	西浦 恒	1	原田 英和	1
古沢 優子	1	水本 省二	1	宮東 正裕	1
箕浦 千恵	1	矢野 千香子	1	松村 多恵子	1
山岡 直弘	1	皆川 悟	1	石田 英之	1
浦川 直行	1	高名 宏治	1	増田 光利	1
西谷 裕	1	名倉 守	1	石田 博康	1
久保川 孝則	1	居嶋 昌弘	1	我妻 勝利	1
成松 亮	1	石井 義浩	1	今泉 有加里	1
山上 巧	1	山田 明彦	1	澤野 勉	1
小野木 啓	1	小村 俊太	1	清澤 正	1
田子 剛人	1	明田 将博	1	乾 耕三	1
嶋田 治樹	1	大澤 拓矢	1	河野 渡	1
渋谷 雄一郎	1	敦賀 丈仁	1	市川 華子	1
羽富 修	1	仁科 圭介	1	大西 賢	1
公平 政美	1	川人 育江	1	入澤 亜貝里	1
熊切 千帆	1	堀口 正一	1	清水 晃	1
榎本 恵美	1	樅山 正義	1	永瀬 鉄平	1
森元 優子	1	佐野 ゆう子	1	尾上 英之	1
大迫 恵美	1	小林 由香	1	谷口 浩樹	1
松本 恭彰	1	深井 明彦	1	久保田 淳一	1
阪上 愛	1	穂積 夕佳	1	永瀬 健司	1
山本 久美子	1	辰野 文夫	1	岡本 賢司	1
東 良子	1	松﨑 純一	1	平馬 新	1
西川 忠道	1	伊波 竜広	1	平賀 博孝	1
廣渡 みち恵	1	片本 勝信	1	鈴木 貴弘	1
藤崎 義人	1	笹尾 明	1	岩佐 有子	1
高杉 亜希子	1	塚中 太作	1	辻 俊博	1
江藤 友紀	1	利川 和也	1	石井 伸幸	1
嶋田 弘志	1	赤木 寛枝	1	山城 公人	1
白石 未来	1	重松 義隆	1	三ツ木 麻子	1
山崎 信義	1	吉村 亜矢子	1	朝井 拓二	1
笠岡 大和	1	松村 信明	1	村田 憲	1
中谷 清美	1	富岡 洋平	1	中島 港人	1
蔵満 武志	1	山﨑 幸太郎	1	田口 高顕	1
中嶋 英雄	1	遠藤 憲和	1	横山 克也	1
德田 寛之	1	岩並 淳	1	寺尾 弘一	1
中尾 太来真	1	小津 立子	1	荻野 泰司	1
佐藤 義則	1	小坂 道直	1	新田 清子	1
辻 亨	1	田中 景子	1	山本 昌人	1
坂本 真理	1	伊與久 佳恵	1	岡田 久司	1
船奥 昌弘	1	島橋 徳生	1	植田 誠	1
橋本 翼	1	中西 信人	1	金森 尚子	1
坂本 英之	1	馬返 一裕	1	飯田 幸憲	1
藤澤 いづみ	1	田表 航	1	濱田 泰成	1
菅原 秀樹	1	倉片 哲也	1	末岡 兼司	1
廣島 勝	1	小山 広資	1	森園 忠雄	1
田村 絵里香	1	兵頭 正之	1	新野 勉	1
田村 卓久	1	川村 珠生	1	高橋 直巳	1
西出 鈴子	1	伊藤 武	1	一ノ瀬 雄仁	1
宮﨑 匡	1	石塚 高宏	1	内田 英二	1
進藤 圭太	1	佐藤 浩史	1	瀬山 充良	1
乾 ルリ	1	田口 智則	1	関口 和幸	1
高橋 優子	1	佐藤 誠	1	鈴木 秀雄	1
梅山 剛	1	吉田 知彦	1	河野 博子	1

JT従業員

本田 かおり	1	菊池 加織	1	佐藤 直子	1
吉田 良子	1	荒木 由美子	1	前田 耕治	1
岩崎 和子	1	岩城 克幸	1	中村 一寛	1
鈴木 琢也	1	矢代 信博	1	長辻 健史	1
遠藤 仁子	1	古田 忠雄	1	髙木 伸明	1
内海 正之	1	細谷 友則	1	杉山 誠	1
佐藤 健一	1	松成 潤子	1	樋渡 哲也	1
藤木 直人	1	青木 博則	1	五十嵐 智子	1
津田 孝義	1	小木曽 恵	1	林田 亜希子	1
井上 聖基	1	愛甲 信文	1	関口 大輔	1
平川 雅途	1	藤崎 和拓	1	和嶋 秀治	1
松尾 正人	1	堀田 悦子	1	樋口健一	1
知野 真寿美	1	鈴木 亨	1	坂上 学	1
北野 隆史	1	北山 直徳	1	原田 達也	1
菅原 譲	1	宇津木 豊光	1	伊東 賢	1
立花 敏久	1	渡邊 安太郎	1	秋山 喜弘	1
坂口 武志	1	田中 保彦	1	山下 真由美	1
上杉 芳寛	1	吉田 諭史	1	奥村 哲	1
木瀬 彰	1	柏倉 猛	1	山崎 享扶	1
渕上 耕治	1	岩田 隆弥	1	片岡 勝典	1
水野 実	1	畠 昌義	1	中瀬 智子	1
谷口 智政	1	宮崎 恭彦	1	井戸 明世	1
吉田 政志	1	伊東 僚一	1	米田 聡	1
入角 健也	1	藤原 将智	1	清川 智道	1
能登 哲	1	高橋 清一	1	穴井 孝史	1
長谷川 憲幸	1	武田 芳典	1	今福 崇穂	1
澤城 雄一	1	成迫 昭太	1	松田 道哉	1
鏡堂 慎	1	濱田 隆典	1	橋本 好史	1
柳井 豪	1	鈴木 祐介	1	梅尾 一輪	1
市原 系	1	岸 正彦	1	小暮 達也	1
山本 要	1	中山 尚巌	1	鷲見 恵美	1
大杉 幸代	1	松本 浩城	1	飯塚 春美	1
田中 克一	1	石田 活衛	1	野村 道子	1
齋藤 務	1	家入 寛史	1	田澤 優子	1
廣瀬 幸太	1	佐熊 英明	1	澁川 浩司	1
松本 直樹	1	樋口 一郎	1	中山 早苗	1
岩根 栄治	1	佐藤 則文	1	中村 久美恵	1
尾堂 啓	1	斉田 裕司	1	島崎 茜	1
成島 研一	1	山下 勲	1	坂入 淳子	1
瀬戸 博	1	渡辺 岳	1	森本 百合子	1
安武 大賀	1	正谷 嘉朗	1	青野 敬男	1
堀口 秀司	1	松元 範次	1	石垣 行一	1
土井 博司	1	山本 忠和	1	植木 有紀子	1
尾崎 史生	1	新垣 稔	1	藤本 朝美	1
齋藤 雄	1	中津 明広	1	梅沢 美友紀	1
坂内 博昭	1	森崎 彰	1	何谷 勝	1
國塩 文雄	1	宮ヶ原 義英	1	星野 聡	1
谷水 晃力	1	堤 英三	1	草野 智美	1
菊地 清人	1	庄司 利徳	1	中村 英貴	1
菅原 桂樹	1				

(㈱ジェイコム東京関係者)	17 名	65 単位

管理職	12 名	（合計		60 単位）	
氏　名	単位数	氏　名	単位数	氏　名	単位数
青木　恒男	6	大野　静子	16	鈴木　太郎	2
増田　稔	2	海老沢　孝一	2	金谷　巧一郎	2
浅見　英雄	5	柴田　力	5	櫨山　一隆	5
洲崎　忍	5	小野沢　聡	5	加瀬　秀一	5

非管理職	5 名	（合計		5 単位）	
氏　名	単位数	氏　名	単位数	氏　名	単位数
福田　茂樹	1	吉田　勉	1	兼松　佐和子	1
小林　慶行	1	菅沼　章	1		

(株)ジェイコム湘南 関係者） 4名	4単位

非管理職 4名		（合計			4単位）
氏 名	単位数	氏 名	単位数	氏 名	単位数
溝口 正明	1	吉田 英雄	1	上坪 智彦	1
契約	1				

KCTV

(株)木更津ケーブルテレビ 関係者)	2 名	13 単位

管理職	2 名	(合計		13 単位)	
氏　名	単位数	氏　名	単位数	氏　名	単位数
國井 武司	8	斉藤 豊彦	5		

(株)ジェイコム群馬 関係者)	2名	4単位

管理職	2名		(合計		4単位)
氏　名	単位数	氏　名	単位数	氏　名	単位数
高山　正一	2	八木　善啓	2		

TCT

（土浦ケーブルテレビ㈱関係者）	2名	7単位

管理職	1名		（合計		6単位）
氏　名	単位数	氏　名	単位数	氏　名	単位数
村上　善正	6				

非管理職	1名		（合計		1単位）
氏　名		氏　名	単位数	氏　名	単位数
杉浦　水香	1				

UCT

（浦和ケーブル・テレビ・ネットワーク㈱ 関係者）	11 名	26 単位

管理職	3 名	(合計		18 単位)	
氏　名	単位数	氏　名	単位数	氏　名	単位数
高篠　一昭	8	松澤　常喜	5	澤　幸孝	5

非管理職	8 名	(合計		8 単位)	
氏　名	単位数	氏　名	単位数	氏　名	単位数
今野　実緒	1	吉田　浩子	1	須藤　英雄	1
田中　聡	1	川田　恭代	1	渡辺　沙織	1
小林　慶子	1	星　恵美子	1		

(株)メディアさいたま		
関係者)	44 名	58 単位

認定支援(管理職)	2 名		(合計		16 単位)
氏　名	単位数	氏　名	単位数	氏　名	単位数
平田　純一	8	森田　昭市	8		

認定支援(非管理職)	42 名		(合計		42 単位)
氏　名	単位数	氏　名	単位数	氏　名	単位数
堀口　敦子	1	山田　悦子	1	田中　一章	1
小林　康則	1	米倉　浩司	1	赤木　淳一	1
瀬倉　貴光	1	住田　進	1	有本　洋一	1
長谷川　栄	1	佐藤　丈吉	1	大山　久美子	1
今野　直正	1	坂主　奈津子	1	山根　一央	1
吉田　純一	1	青木　浩和	1	佐藤　大然久	1
会田　直樹	1	加藤　寛丈	1	近野　瑞穂	1
富岡　喬	1	小牟田　誠一	1	田中　美玲	1
中村　真理	1	松下　和弘	1	梅村　幸一	1
小澤　由実子	1	掛川　陽平	1	新保　慶介	1
館野　直人	1	中島　啓安	1	小俣　邦夫	1
戸井　將貴	1	臼倉　美奈	1	佐藤　正晃	1
丸山　勤	1	小林　創	1	伊藤　英樹	1
渡邊　陽子	1	瀬川　大樹	1	山口　由里子	1

(株)ジェイコム関西 関係者） 15 名	20 単位

管理職 1 名		（合計			6 単位）
氏　名	単位数	氏　名	単位数	氏　名	単位数
堀内　靖雄	6				

非管理職 14 名		（合計			14 単位）
氏　名	単位数	氏　名	単位数	氏　名	単位数
門上　武司	1	金城　徹	1	川越　竜一	1
井上　浩二	1	小野　睦海	1	磯山　利之	1
下町　俊彦	1	藤原　直人	1	越中谷　翔	1
西岡　慎司	1	寺西　正善	1	村上　正剛	6
酒井　永二郎	1	荻原　純子	1		

FCN

（福岡ケーブルネットワーク㈱ 関係者）	20 名				29 単位

管理職	3 名		（合計		12 単位）
氏 名	単位数	氏 名	単位数	氏 名	単位数
西中 留美子	8	横尾 利文	2	久間 正弘	2

非管理職	17 名		（合計		17 単位）
氏 名	単位数	氏 名	単位数	氏 名	単位数
坂田 輝子	1	江原 由香	1	川添 真紀	1
平田 香名子	1	原口 佳子	1	仲西 友昭	1
生野 明子	1	中村 綾子	1	長谷川 誠	1
大野 恵	1	小塩 清華	1	荒尾 亮子	1
永田 典子	1	楠田 典子	1	橋本 貴之	1
南 範子	1	金丸 貴和	1		

(株)ジェイコム北九州 関係者)	9名	12単位

管理職	3名	(合計			6単位)
氏　名	単位数	氏　名	単位数	氏　名	単位数
中村　淳子	2	高尾　晃	2	牧野　孝輔	2

非管理職	6名	(合計			6単位)
氏　名	単位数	氏　名	単位数	氏　名	単位数
村上　佳与子	1	大久保　智美	1	吉木　恵子	1
岩崎　智子	1	大庭　浩幸	1	津民　華奈	1

CNS

(㈱ケーブルネット下関 関係者) 4 名	9 単位

管理職 1 名		(合計			6 単位)
氏　名	単位数	氏　名	単位数	氏　名	単位数
清原　生郎	6				

非管理職 3 名		(合計			3 単位)
氏　名	単位数	氏　名	単位数	氏　名	単位数
藤田　洋之	1	大庭　恵美子	1	山下　真由美	1

札幌

(株)ジェイコム札幌 関係者) 2名	10単位

認定支援(管理職) 2名		(合計		10単位)	
氏　名	単位数	氏　名	単位数	氏　名	単位数
宮田　裕之	5	小玉　眞一	5		

やちよ

(株)ケーブルネットワークやちよ 関係者)	2 名	12 単位

管理職	2 名	(合計			12 単位)
氏 名	単位数	氏 名	単位数	氏 名	単位数
村山 勝弘	6	長田 泰男	6		

管理職用

新株予約権割当契約書

株式会社ジュピターテレコム(以下「甲」という。)及び＿＿＿＿＿＿＿＿(以下「乙」という。)は、平成15年9月18日開催の甲の取締役会及び同年10月3日開催の甲の臨時株主総会の決議に基づく新株予約権の割当に関して、以下のとおり合意する。

(新株予約権の割当)

第1条　甲は、次に掲げる内容の新株予約権(以下「本新株予約権」という。)＿＿個を乙に割当て、乙はこれを引受ける。

(1)　本新株予約権の目的たる株式の種類

甲の発行する普通株式(以下「株式」という。)

(2)　1個の本新株予約権の目的たる株式数

6株

(3)　1株あたりの権利行使価額

権利行使価額は92,000円とする。但し、甲の国内における新規株式公開(下記(5)に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。

(4)　本新株予約権行使時に払込みをなすべき価額

1個の本新株予約権の行使に際して払込みをなすべき価額(以下「払込価額」という。)は、上記(2)に定める1個の本新株予約権の目的たる株式数に権利行使価額を乗じた金額とする。但し、1個の本新株予約権の目的たる株式数又は権利行使価額につき本条第3項その他の条項による調整が行われた場合には、調整後の株式数又は権利行使価額により計算する。

(5)　本新株予約権の権利行使期間

平成15年12月12日から平成24年8月23日までとする。

但し、甲の株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、本新株予約権を行使できるものとする。

2　甲は、平成15年12月11日に、乙を引受人として、無償で本新株予約権を発行する。

3　乙は、ここに、本新株予約権に係る新株予約権証券の発行請求権を放棄し、甲に対してその発行を請求しないことに同意する。

4　次の各号の場合には別紙に定めるところにより、1個の本新株予約権の目的たる株式数、権利行使価額、その他本新株予約権の条件が調整され、又は本新株予約権の行使が制限され、若しくは本

新株予約権が失効させられるものとする。

(1) 甲の株式の分割又は併合が行われる場合。

(2) 甲が、他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合。

(権利行使期間別の行使可能な新株予約権の数)

第２条 甲の株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場されている場合は、乙は、次の各号に掲げる期間の区分に従い、既に行使した新株予約権の個数を含めて、当該各号に掲げる割合の限度において、本新株予約権を行使することができる。なお、各号の場合において、乙が行使可能な新株予約権に１個に満たない端数がある場合には、1個に切り上げた数とする。

(1) 平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の４分の１について、行使することができる。

(2) 平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の４分の２について、行使することができる。

(3) 平成18年9月12日から平成19年9月11日までは、割当を受けた新株予約権の個数の４分の３について、行使することができる。

(4) 平成19年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができる。

2 次の各号のいずれかに該当する場合は、前項の規定を適用しないものとし、平成15年12月12日以降、割当を受けた新株予約権のすべてにつき、本新株予約権の行使が可能となるものとする。

(1) 乙が第６条第３項(長期疾病等)又は第４項(定年退職)に該当した場合。

(2) 乙が死亡し、第７条第１項の規定により、本新株予約権が相続された場合。

(3) 本契約締結日現在において甲の総株主の有する議決権の総数の20%以上を実質的に所有する企業グループが所有する甲の株式数の合計が、甲の総株主の有する議決権の総数の3分の1を下回り、前項の規定を適用しないことが適切であると甲の取締役会が判断し、その旨乙に通知した場合。

(本新株予約権の行使)

第３条 本新株予約権は、1個の整数倍の個数で、これを行使することができる。

2 乙は、本新株予約権を行使する場合には、甲が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印のうえ、これを甲の人事部宛に提出するものとする。

3 乙は、前項の請求書の提出とともに、本新株予約権の行使により払込みをなすべき価額の全額を、現金にて甲の指定する口座に甲の指定する日時までに振り込むものとする。

4　乙が前項の払込をなした場合、甲は、遅滞なく、乙に対して新株を発行し、又は甲が有する自己の株式を移転する。新株の発行又は自己株式の移転のいずれによるかは、甲の選択によるものとする。

5　乙が本新株予約権の行使により受ける経済的利益に対して課される所得税に関して、甲が源泉徴収義務を負う場合には、乙は、甲の請求に基づき、甲の指定する日時までに、甲の指定する口座に源泉徴収税額を振り込むものとする。

(利益配当金の取扱い)

第4条　本新株予約権の行使により新株を発行する場合の当該株式に対する最初の利益配当金又は中間配当金については、本新株予約権の行使が毎年1月1日から6月30日までになされたときは当該年の1月1日に、毎年7月1日から12月31日までになされたときは当該年の7月1日に、それぞれ株式の発行があったものとみなしてこれを支払う。

(株券の保管の委託)

第5条　甲は、乙が本新株予約権の行使により取得する株券を、乙が甲の指定する証券会社(以下「指定証券会社」という。)に開設する乙名義の当該株券の管理口座(次項において「口座」という。)に直接交付するものとする。

2　乙は、口座の約款に従い、指定証券会社に株券の保管の委託をするものとする。

(本新株予約権の喪失)

第6条　乙は、次の各号に掲げる場合には、何らの手続を要せずに直ちに本新株予約権を喪失する。また、乙が本条第2項、第3項又は第4項に該当した後、本項各号に該当することとなった場合も同様とする。

(1)　乙が解任により、甲又は甲のグループ事業会社の役員(取締役及び監査役をいうものとし、以下同様とする。)の地位を喪失した場合。

(2)　乙が甲と競業関係にある会社(甲のグループ事業会社を除く。)の役員、従業員又はコンサルタント等に就いた場合。但し、甲の取締役会において、事前に承認された場合はこの限りではない。

(3)　乙が法令又は社内諸規則等に違反し、甲に対する背信行為があった場合。

(4)　乙が本契約の規定に違反した場合。

(5)　乙が、甲に対して、甲所定の書面により、本新株予約権の全部又は一部の放棄若しくは本契約の解除を申し出た場合。

2　乙は、任期満了、辞任、依願退職その他これに類する事由により、甲又は甲のグループ事業会社の役員又は従業員の地位を失った場合には、次の各号に定める本新株予約権の区分により、当該各

号に定める期日をもって、本新株予約権を喪失する。但し、甲の取締役会において、乙に不利にならない範囲において本項の全部又は一部を適用しないことを決定した場合は、当該決定に定めるところによる。また、第1号の場合において、当該権利の喪失日が第1条第1項第5号に定める行使期間の最終日(平成24年8月23日。以下「行使期間最終日」という。)を超える場合は、行使期間最終日をもって本新株予約権を喪失する。

(1) 地位喪失日において、第2条第1項の規定により行使可能な本新株予約権
当該地位喪失日から30日経過した日

(2) 地位喪失日において、第2条第1項の規定により行使できない本新株予約権
当該地位喪失日

3 乙は、長期疾病その他これに類する事由により、甲又は甲のグループ事業会社の役員又は従業員の地位を失った場合には、当該地位喪失日又は平成16年9月12日のいずれか後に到来する日より12ヶ月経過した日をもって、本新株予約権を喪失する。但し、当該権利の喪失日が行使期間最終日を超える場合は、行使期間最終日をもって本新株予約権を喪失する。

4 乙は、定年退職の理由により、甲又は甲のグループ事業会社の従業員の地位を失った場合には、当該地位喪失日又は平成16年9月12日のいずれか後に到来する日より24ヶ月経過した日又は、甲の取締役会でこれより長い期間を承認した場合は、当該期間の経過した日をもって、本新株予約権を喪失する。但し、当該権利の喪失日が行使期間最終日を超える場合は、行使期間最終日をもって本新株予約権を喪失する。乙が前各項のいずれかに該当した場合であっても、甲の取締役会において特に承認された場合には、乙は本項の適用を受けることができるものとする。

5 前4項に定める甲のグループ事業会社の範囲については、連結財務諸表規則に定める子会社及び甲の取締役会で定める関連会社とする。但し、甲の取締役会において、本契約の適用上、甲のグループ事業会社から除外することが決定された子会社又は関連会社については、この限りではない。

(本新株予約権の消却)

第7条 甲は、次の各号に掲げる場合には、商法第280条の36の規定に従って、本新株予約権の全部又は一部を無償で消却することができる。

(1) 甲が消滅会社となる合併が行われる場合。

(2) 甲が完全子会社となる株式交換又は株式移転が行われる場合。

(3) 乙が第6条の規定により本新株予約権を喪失した場合。

(4) 第8条の定めるところにより、乙又は乙の相続人のいずれも本新株予約権を行使することができないことが確定した場合。

(本新株予約権の相続)

第8条　乙が死亡した場合には、乙の相続人は、本規定及びその他甲の定める条件に従い、未行使の本新株予約権を行使することができる。但し、乙が、甲所定の書面により、甲に対し、相続人による権利行使を希望しない旨を事前に届け出ていた場合には、この限りでない。

2　乙の相続人が複数である場合には、本新株予約権を承継する相続人(以下「承継者」という。)を1人に限定しなければならない。但し、甲の取締役会において特に承認された場合には、その決定の定めるところにより、乙の相続人のうち、複数の相続人を承継者とすることができる。

3　承継者につき、相続が開始された場合には、その相続人は本新株予約権を承継せず、本新株予約権は何ら手続きを要せず直ちに失効する。

4　承継者は、相続開始の日又は平成16年9月12日のいずれか後に到来する日から12ヶ月経過した日までの間(以下「承継期間」という。)、本条第1項に定めるところにより承継した未行使の本新株予約権の全部又は一部を行使することができるものとする。但し、乙が死亡する以前に、第6条第2項、第3項又は第4項のいずれかに該当していた場合には、承継者の本新株予約権の行使可能な期間は、死亡前に乙に適用された本新株予約権の喪失日、承継期間の最終日又は行使期間最終日のいずれか最初に到来する日までとする。

5　乙の相続人は、その全員が共同して、相続開始後、速やかに下記の事項及び書類を甲に届出若しくは提出しなければならない。

(1)　戸籍謄本等(発行後3ヶ月以内のものに限る。)

(2)　相続人の印鑑証明書(発行後3ヶ月以内のものに限る。)

(3)　遺産分割協議書又はこれに類する遺産の分割を証明するのに必要な書類

(4)　承継者の氏名及び住所を証する書面、また承継者が日本国外に居住する場合には、承継者の国内連絡先

(5)　その他甲の指定する事項及び書類

6　乙の相続人において遺産分割協議が整わないときは、速やかに相続人の代表者を定めてその旨甲に届け出るものとする。この場合において、遺産分割協議が整い次第、前項の書類を甲に提出するものとする。

7　第1項本文の場合においては、「乙」を「乙の承継者」と読み替えて、本条を除く本契約の各条項をその趣旨に反しない限りにおいて適用するものとする。

(本新株予約権の処分禁止)

第9条　乙は、本新株予約権の全部又は一部につき、第三者に対して譲渡、質入れ及び一切の処分をすることができない。

(費用の負担)

第10条 乙による本新株予約権の行使に係る株式の取得及び当該取得した株式の売却その他の処分に関連して発生する租税その他の費用は、すべて乙の負担とする。

(関係法令・社内規定の遵守)

第11条 乙は、本新株予約権の行使、甲が発行又は移転した株式の売却、売却前後の株式の買付等に関連して、証券取引法、商法、税法その他の関係法令及び諸規則並びに甲の内部者取引管理規程、その他の社内規程を遵守するものとする。

(損害賠償請求等の放棄)

第12条 乙は、理由の如何を問わず、本契約に関連して甲、甲の取締役等及び指定証券会社に対し、損失補填、利益追加、損害賠償請求その他の一切の責任追及を行わないものとする。

(通知)

第13条 本契約に基づく甲の乙に対する通知は、乙が甲又は甲のグループ事業会社の役員又は従業員として在任・在籍している限り、乙の所属部署宛に電話、書面又は電子メールにより行う。乙が死亡以外の理由で、甲又は甲のグループ事業会社に役員及び従業員として在任・在籍しなくなったときは、乙は甲の人事部宛に乙の連絡先を変更の都度書面にて通知する。かかる通知を怠ったことにより、甲において乙の所在・連絡先が不明になったときは、甲の乙に対する通知は、書面を甲の人事部に備置することをもって本契約上の有効な通知があったものとみなす。

2 本契約に基づく乙の甲に対する通知は、甲の人事部宛に書面により行う。

(契約の変更)

第14条 本契約を締結した後、商法、証券取引法、税法等の関係法令及び諸規則の改正等が行われた場合において、甲が本契約の修正の必要があると認めたときには、乙は、これに同意するものとする。

(細則制定権)

第15条 甲は、本契約の実施に関する細目を規定するため、「新株予約権割当契約に関する細則」(以下「細則」という。)を制定しこれを改廃することができる。

2 甲は、前項により細則を制定しこれを改廃した場合、速やかにこれを公示しなければならない。

3 前項の公示は、甲がその本店に所要事項を掲示してこれを行う。

4 乙及びその承継者は、甲に対し、その営業時間中、細則の閲覧を請求し、自らの費用によりこれを謄写することができる。

管理職用

（規定外事由の処理）

第16条 本契約に定めなき事項については、甲及び乙が協議のうえ、信義誠実の原則に従いこれを決定するものとする。

上記合意の証として本契約書1通を作成し、甲及び乙が記名捺印の上、甲は正本を、乙はその写しをそれぞれ保有するものとする。

平成15年12月11日

甲

東京都豊島区東池袋四丁目41番24号

株式会社 ジュピターテレコム

代表取締役　　森 泉 知 行

乙

住所:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

氏名:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

非管理職用

新 株 予 約 権 割 当 契 約 書

株式会社ジュピターテレコム(以下「甲」という。)及び＿＿＿＿＿＿＿＿(以下「乙」という。)は、平成 15 年 9 月 18 日開催の甲の取締役会及び同年 10 月 3 日開催の甲の臨時株主総会の決議に基づく新株予約権の割当に関して、以下のとおり合意する。

(新株予約権の割当)

第 1 条　甲は、次に掲げる内容の新株予約権(以下「本新株予約権」という。)＿＿個を乙に割当て、乙はこれを引受ける。

(1)　本新株予約権の目的たる株式の種類

甲の発行する普通株式(以下「株式」という。)

(2)　1 個の本新株予約権の目的たる株式数

6 株

(3)　1 株あたりの権利行使価額

権利行使価額は 92,000 円とする。但し、甲の国内における新規株式公開(下記(5)に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。

(4)　本新株予約権行使時に払込みをなすべき価額

1 個の本新株予約権の行使に際して払込みをなすべき価額(以下「払込価額」という。)は、上記(2)に定める 1 個の本新株予約権の目的たる株式数に権利行使価額を乗じた金額とする。但し、1 個の本新株予約権の目的たる株式数又は権利行使価額につき本条第 3 項その他の条項による調整が行われた場合には、調整後の株式数又は権利行使価額により計算する。

(5)　本新株予約権の権利行使期間

平成 15 年 12 月 12 日から平成 24 年 8 月 23 日までとする。

但し、甲の株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、本新株予約権を行使できるものとする。

2　甲は、平成 15 年 12 月 11 日に、乙を引受人として、無償で本新株予約権を発行する。

3　乙は、ここに、本新株予約権に係る新株予約権証券の発行請求権を放棄し、甲に対してその発行を請求しないことに同意する。

4　次の各号の場合には別紙に定めるところにより、1 個の本新株予約権の目的たる株式数、権利行使価額、その他本新株予約権の条件が調整され、又は本新株予約権の行使が制限され、若しくは本

新株予約権が失効させられるものとする。

(1) 甲の株式の分割又は併合が行われる場合。

(2) 甲が、他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合。

(権利行使期間別の行使可能な新株予約権の数)

第2条 甲の株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場されている場合は、乙は、平成17年9月12日以降、本新株予約権の行使が可能となるものとし、同日以降、割当を受けた新株予約権の一部又は全部を行使することができる。

2 次の各号のいずれかに該当する場合は、前項の規定を適用しないものとし、平成15年12月12日以降、割当を受けた新株予約権のすべてにつき、本新株予約権の行使が可能となるものとする。

(1) 乙が第6条第3項(長期疾病等)又は第4項(定年退職)に該当した場合。

(2) 乙が死亡し、第7条第1項の規定により、本新株予約権が相続された場合。

(3) 本契約締結日現在において甲の総株主の有する議決権の総数の20%以上を実質的に所有する企業グループが所有する甲の株式数の合計が、甲の総株主の有する議決権の総数の3分の1を下回り、前項の規定を適用しないことが適切であると甲の取締役会が判断し、その旨乙に通知した場合。

(本新株予約権の行使)

第3条 本新株予約権は、1個の整数倍の個数で、これを行使することができる。

2 乙は、本新株予約権を行使する場合には、甲が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印のうえ、これを甲の人事部宛に提出するものとする。

3 乙は、前項の請求書の提出とともに、本新株予約権の行使により払込みをなすべき価額の全額を、現金にて甲の指定する口座に甲の指定する日時までに振り込むものとする。

4 乙が前項の払込をなした場合、甲は、遅滞なく、乙に対して新株を発行し、又は甲が有する自己の株式を移転する。新株の発行又は自己株式の移転のいずれによるかは、甲の選択によるものとする。

5 乙が本新株予約権の行使により受ける経済的利益に対して課される所得税に関して、甲が源泉徴収義務を負う場合には、乙は、甲の請求に基づき、甲の指定する日時までに、甲の指定する口座に源泉徴収税額を振り込むものとする。

(利益配当金の取扱い)

第4条 本新株予約権の行使により新株を発行する場合の当該株式に対する最初の利益配当金又は中間配当金については、本新株予約権の行使が毎年1月1日から6月30日までになされたときは当該

年の1月1日に、毎年7月1日から12月31日までになされたときは当該年の7月1日に、それぞれ株式の発行があったものとみなしてこれを支払う。

(株券の保管の委託)

第5条　甲は、乙が本新株予約権の行使により取得する株券を、乙が甲の指定する証券会社(以下「指定証券会社」という。)に開設する乙名義の当該株券の管理口座(次項において「口座」という。)に直接交付するものとする。

2　乙は、口座の約款に従い、指定証券会社に株券の保管の委託をするものとする。

(本新株予約権の喪失)

第6条　乙は、次の各号に掲げる場合には、何らの手続を要せずに直ちに本新株予約権を喪失する。また、乙が本条第2項、第3項又は第4項に該当した後、本項各号に該当することとなった場合も同様とする。

(1)　乙が解任により、甲又は甲のグループ事業会社の役員(取締役及び監査役をいうものとし、以下同様とする。)の地位を喪失した場合。

(2)　乙が甲と競業関係にある会社(甲のグループ事業会社を除く。)の役員、従業員又はコンサルタント等に就いた場合。但し、甲の取締役会において、事前に承認された場合はこの限りではない。

(3)　乙が法令又は社内諸規則等に違反し、甲に対する背信行為があった場合。

(4)　乙が本契約の規定に違反した場合。

(5)　乙が、甲に対して、甲所定の書面により、本新株予約権の全部又は一部の放棄若しくは本契約の解除を申し出た場合。

2　乙は、任期満了、辞任、依願退職その他これに類する事由により、甲又は甲のグループ事業会社の役員又は従業員の地位を失った場合には、次の各号に定める本新株予約権の区分により、当該各号に定める期日をもって、本新株予約権を喪失する。但し、甲の取締役会において、乙に不利にならない範囲において本項の全部又は一部を適用しないことを決定した場合は、当該決定に定めるところによる。また、第1号の場合において、当該権利の喪失日が第1条第1項第5号に定める行使期間の最終日(平成24年8月23日。以下「行使期間最終日」という。)を超える場合は、行使期間最終日をもって本新株予約権を喪失する。

(1)　地位喪失日において、第2条第1項の規定により行使可能な本新株予約権

当該地位喪失日から30日経過した日

(2)　地位喪失日において、第2条第1項の規定により行使できない本新株予約権

当該地位喪失日

3　乙は、長期疾病その他これに類する事由により、甲又は甲のグループ事業会社の役員又は従業員

の地位を失った場合には、当該地位喪失日又は平成 16 年 9 月 12 日のいずれか後に到来する日より 12ヶ月経過した日をもって、本新株予約権を喪失する。但し、当該権利の喪失日が行使期間最終日を超える場合は、行使期間最終日をもって本新株予約権を喪失する。

4　乙は、定年退職の理由により、甲又は甲のグループ事業会社の従業員の地位を失った場合には、当該地位喪失日又は平成 16年9月 12日のいずれか後に到来する日より 24ヶ月経過した日又は、甲の取締役会でこれより長い期間を承認した場合は、当該期間の経過した日をもって、本新株予約権を喪失する。但し、当該権利の喪失日が行使期間最終日を超える場合は、行使期間最終日をもって本新株予約権を喪失する。乙が前各項のいずれかに該当した場合であっても、甲の取締役会において特に承認された場合には、乙は本項の適用を受けることができるものとする。

5　前 4 項に定める甲のグループ事業会社の範囲については、連結財務諸表規則に定める子会社及び甲の取締役会で定める関連会社とする。但し、甲の取締役会において、本契約の適用上、甲のグループ事業会社から除外することが決定された子会社又は関連会社については、この限りではない。

(本新株予約権の消却)

第 7 条　甲は、次の各号に掲げる場合には、商法第 280 条の 36 の規定に従って、本新株予約権の全部又は一部を無償で消却することができる。

(1)　甲が消滅会社となる合併が行われる場合。

(2)　甲が完全子会社となる株式交換又は株式移転が行われる場合。

(3)　乙が第 6 条の規定により本新株予約権を喪失した場合。

(4)　第 8 条の定めるところにより、乙又は乙の相続人のいずれも本新株予約権を行使することができないことが確定した場合。

(本新株予約権の相続)

第 8 条　乙が死亡した場合には、乙の相続人は、本規定及びその他甲の定める条件に従い、未行使の本新株予約権を行使することができる。但し、乙が、甲所定の書面により、甲に対し、相続人による権利行使を希望しない旨を事前に届け出ていた場合には、この限りでない。

2　乙の相続人が複数である場合には、本新株予約権を承継する相続人(以下「承継者」という。)を 1 人に限定しなければならない。但し、甲の取締役会において特に承認された場合には、その決定の定めるところにより、乙の相続人のうち、複数の相続人を承継者とすることができる。

3　承継者につき、相続が開始された場合には、その相続人は本新株予約権を承継せず、本新株予約権は何ら手続きを要せず直ちに失効する。

4　承継者は、相続開始の日又は平成 16 年 9 月 12 日のいずれか後に到来する日から 12ヶ月経過した日までの間(以下「承継期間」という。)、本条第 1 項に定めるところにより承継した未行使の本新株

予約権の全部又は一部を行使することができるものとする。但し、乙が死亡する以前に、第6条第2項、第3項又は第4項のいずれかに該当していた場合には、承継者の本新株予約権の行使可能な期間は、死亡前に乙に適用された本新株予約権の喪失日、承継期間の最終日又は行使期間最終日のいずれか最初に到来する日までとする。

5　乙の相続人は、その全員が共同して、相続開始後、速やかに下記の事項及び書類を甲に届出若しくは提出しなければならない。

(1)　戸籍謄本等(発行後3ヶ月以内のものに限る。)

(2)　相続人の印鑑証明書(発行後3ヶ月以内のものに限る。)

(3)　遺産分割協議書又はこれに類する遺産の分割を証明するのに必要な書類

(4)　承継者の氏名及び住所を証する書面、また承継者が日本国外に居住する場合には、承継者の国内連絡先

(5)　その他甲の指定する事項及び書類

6　乙の相続人において遺産分割協議が整わないときは、速やかに相続人の代表者を定めてその旨甲に届け出るものとする。この場合において、遺産分割協議が整い次第、前項の書類を甲に提出するものとする。

7　第1項本文の場合においては、「乙」を「乙の承継者」と読み替えて、本条を除く本契約の各条項をその趣旨に反しない限りにおいて適用するものとする。

(本新株予約権の処分禁止)

第9条　乙は、本新株予約権の全部又は一部につき、第三者に対して譲渡、質入れ及び一切の処分をすることができない。

(費用の負担)

第10条　乙による本新株予約権の行使に係る株式の取得及び当該取得した株式の売却その他の処分に関連して発生する租税その他の費用は、すべて乙の負担とする。

(関係法令・社内規定の遵守)

第11条　乙は、本新株予約権の行使、甲が発行又は移転した株式の売却、売却前後の株式の買付等に関連して、証券取引法、商法、税法その他の関係法令及び諸規則並びに甲の内部者取引管理規程、その他の社内規程を遵守するものとする。

（損害賠償請求等の放棄）

第 12 条 乙は、理由の如何を問わず、本契約に関連して甲、甲の取締役等及び指定証券会社に対し、損失補填、利益追加、損害賠償請求その他の一切の責任追及を行わないものとする。

（通知）

第 13 条 本契約に基づく甲の乙に対する通知は、乙が甲又は甲のグループ事業会社の役員又は従業員として在任・在籍している限り、乙の所属部署宛に電話、書面又は電子メールにより行う。乙が死亡以外の理由で、甲又は甲のグループ事業会社に役員及び従業員として在任・在籍しなくなったときは、乙は甲の人事部宛に乙の連絡先を変更の都度書面にて通知する。かかる通知を怠ったことにより、甲において乙の所在・連絡先が不明になったときは、甲の乙に対する通知は、書面を甲の人事部に備置することをもって本契約上の有効な通知があったものとみなす。

2　本契約に基づく乙の甲に対する通知は、甲の人事部宛に書面により行う。

（契約の変更）

第 14 条 本契約を締結した後、商法、証券取引法、税法等の関係法令及び諸規則の改正等が行われた場合において、甲が本契約の修正の必要があると認めたときには、乙は、これに同意するものとする。

（細則制定権）

第 15 条 甲は、本契約の実施に関する細目を規定するため、「新株予約権割当契約に関する細則」（以下「細則」という。）を制定しこれを改廃することができる。

2　甲は、前項により細則を制定しこれを改廃した場合、速やかにこれを公示しなければならない。

3　前項の公示は、甲がその本店に所要事項を掲示してこれを行う。

4　乙及びその承継者は、甲に対し、その営業時間中、細則の閲覧を請求し、自らの費用によりこれを謄写することができる。

（規定外事由の処理）

第 16 条 本契約に定めなき事項については、甲及び乙が協議のうえ、信義誠実の原則に従いこれを決定するものとする。

非管理職用

上記合意の証として本契約書1通を作成し、甲及び乙が記名捺印の上、甲は正本を、乙はその写しをそれぞれ保有するものとする。

平成15年12月11日

甲
東京都豊島区東池袋四丁目41番24号
株式会社 ジュピターテレコム
代表取締役　　森 泉 知 行

乙
住所:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

氏名:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

平成15年9月18日

株主各位

東京都豊島区東池袋４－４１－２４
株式会社ジュピターテレコム
代表取締役社長　森泉　知行

臨時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。

さて、弊社臨時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。

なお、当日ご出席願えない場合は、書面により議決権の行使をすることができます。後記参考書類をご検討いただき、同封の議決権行使書に賛否のご表示を賜りご捺印又はご署名のうえ、株主総会開催の前日までに当社に到着するようご返送くださいますようお願い申し上げます。

敬　具

記

１．日　時：　平成１５年１０月３日（金）　午前９時３０分

２．場　所：　東京都豊島区東池袋四丁目４１番２４号　当社本店会議室

３．会議の目的事項：

《決議事項》

第１号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

第２号議案　定款一部変更の件

第３号議案　取締役ヘンリー・ヴィジル辞任に伴い取締役１名選任の件

以　上

◎お願い　当日ご出席の際は、お手数ながら同封の議決権行使書面を会場受付へご提出くださいますようお願い申し上げます。

議決権行使についての参考書類

1.　総株主の議決権の数　4,684,535 個

2.　議案及び参考事項

第1号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

商法第280条ノ19及び第280条ノ21の規定に基づき、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員の当社の業績向上に対する意欲や士気を一層高めることを目的として、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して、別紙記載の要領により特に有利な条件をもって新株予約権を発行するものであります。

(1)　新株予約権の割当を受ける者

当社及び下記に掲げる当社の子会社又は関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てる。以下、新株予約権の割当を受ける者を「割当対象者」という。

記

株式会社ジェイコム札幌
株式会社ジェイコム関東
株式会社ジェイコム東京
株式会社ジェイコム湘南
株式会社木更津ケーブルテレビ
株式会社ジェイコム群馬
土浦ケーブルテレビ株式会社
浦和ケーブルテレビネットワーク株式会社
株式会社メディアさいたま
株式会社ケーブルネットワークやちよ
株式会社スーパーネットワークユー
株式会社ジェイコム関西
北摂ケーブルネット株式会社
株式会社ケーブルネット神戸芦屋
株式会社ケーブルビジョン二十一
福岡ケーブルネットワーク株式会社
株式会社ジェイコム北九州
株式会社ケーブルネット下関

(2)　新株予約権の目的たる株式の種類及び数

当社普通株式41,958株を上限とする。
なお、当社が株式の分割又は併合を行う場合には、次の算式により新株予約権の目的たる株式数を調整し、調整の結果生じる1株未満の端数は、これを切り捨てる。

調整後株式数＝調整前株式数×分割(又は併合)の比率

但し、上記株式数の調整は、その時点で割当対象者が行使していない新株予約権の目的たる株式数についてのみ行われるものとする。

(3)　発行する新株予約権の総数

6,993個(新株予約権1個あたりの目的たる株式数6株)とする。但し、上記(2)の規定に従い新株予約権の目的たる株式数の調整を行った場合には、新株予約権1個あたりの目的たる株式数についても同様の調整を行うものとする。

(4)　新株予約権の発行価額

無償とする。

(5)　新株予約権行使時に払込みをなすべき金額

各新株予約権の行使に際して払込みをなすべき金額は、下記①及び②により決定される1株あたりの権利行使価額に、上記(3)に定める新株予約権1個あたりの目的たる株式数(上記(3)但書の規定に従い調整を行った場合は、調整後の株式数)を乗じた金額とする。

① 当初の権利行使価額は92,000円とする。但し、当社の国内における新規株式公開(下記(7)①に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。

② 当社が株式の分割又は併合を行う場合には、次の算式により権利行使価額を調整し、調整の結果生じる1円未満の端数は、これを切り捨てる。

$$調整後権利行使価額 = 調整前権利行使価額 \times \frac{1}{分割(又は併合)の比率}$$

(6)　新株予約権の権利行使期間

平成15年12月12日から平成24年8月23日まで。

(7)　新株予約権の行使の条件

① 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、新株予約権を行使することができる。

② 新株予約権は、下記⑥の場合を除き、割当対象者に限り行使することができる。

③ 割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成16年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができる。なお以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とする。

(ア) 平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができる。

(イ) 平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができる。

(ウ) 平成18年9月12日から平成19年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができる。

(エ) 平成19年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができる。

④ 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成17

年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができる。

⑤　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記③及び④の定めにかかわらず、下記⑧記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとする。

⑥　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めるが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記⑧記載の「新株予約権割当契約」に定めるところによるものとする。

⑦　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的たる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとする。

⑧　上記の他、割当対象者が当社又は当社グループ事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及びその細目については、平成15年9月18日開催の取締役会決議及び本株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによる。

(8)　新株予約権の消却事由及び条件

①　新株予約権発行後、当社が消滅会社となる合併、又は当社が完全子会社となる株式交換若しくは株式移転が行われる場合、取締役会決議をもって新株予約権の全部を無償で消却することができる。

②　新株予約権者が新株予約権を行使する前に上記(7)⑧記載の「新株予約権割当契約」に定めるところにより新株予約権を行使できなくなった場合、取締役会決議をもって当該未行使の新株予約権を無償で消却することができる。

(9)　新株予約権の譲渡制限

新株予約権を譲渡するには取締役会の承認を要する。

第２号議案　定款一部変更の件

平成１６年２月１６日(月)をもって定款第３条を下記のとおり変更すること。

記

現行	変更案
第３条（本店の所在地） 当会社は、本店を東京都豊島区に置く。	第３条（本店の所在地） 当会社は、本店を東京都港区に置く。

第３号議案　取締役ヘンリー・ヴィジル辞任に伴い取締役１名選任の件

本総会終結の時をもって取締役ヘンリー・ヴィジル辞任のため、取締役１名を選任する。取締役候補者は次のとおり。

役名及び職名	氏名（生年月日）	略歴
取締役	サルマン・ウラー氏 (1964年 1月 15日生)	1993年2月 マッキンゼー・アンド・カンパニー社 エンゲージメント マネージャー 1997年5月 マイクロソフト社　コーポレートデベロップメント シニア・ディレクター 2001年5月 当社取締役就任 2002年7月 マイクロソフト社　コーポレートストラテジー ゼネラル・マネージャー（現在）

謄本

株式会社ジュピターテレコム　定款

定款認証　平成6年12月6日
会社設立　平成7年1月18日
定款変更　平成14年3月26日
定款変更　平成15年3月27日

原本と相違ないことを証明致します。
平成15年10月 6日
株式会社ジュピターテレコム
代表取締役　森泉　知行

定　款

第1章　総則

第1条(商号)

当会社は、株式会社ジュピターテレコムと称し、英文では、Jupiter Telecommunications Co., Ltd.と表示する。

第2条(目的)

当会社は、次の事業を営むことを目的とする。

1. 有線テレビジョン放送事業、有線ラジオ放送事業
2. 電気通信事業法に基づく電気通信事業
3. 放送法による委託放送業務並びに通信衛星を利用した番組の供給事業
4. 有線テレビジョン放送施設及び電気通信設備の設計、施工及び保守
5. 有線テレビジョン放送及び電気通信に関する機器及びソフトウェアの開発、販売、賃貸及び修理
6. 広告代理業務
7. 出版物の発行及び販売
8. 有線テレビジョン放送施設のチャンネル貸与に関する業務
9. 画像、音声の収録スタジオ及びその付属機器の賃貸
10. 放送関連技術者の指導、育成及び放送関連技術の開発、販売
11. テレビ放送用映画、ビデオテープの輸出入に関する業務
12. 前各号に関する事業を行なう会社に対する投資及びコンサルティング業務
13. 前各号に付帯する業務及び関連する一切の業務

第3条(本店の所在地)

当会社は、本店を東京都豊島区に置く。

第4条(公告方法)

当会社の公告は、日本経済新聞に掲載する。

第2章　株式

第5条(発行する株式の総数)

当会社が発行する株式の総数は、15,000,000株とする。

第6条(新株引受権の特例)

当会社は、取締役または従業員に商法第280条ノ19の規定による新株引受権を付与することができる。

② 当会社は、新事業創出促進法第11条の5第2項の規定による新株引受権を付与することができる。

第7条(株式取扱規程)

当会社の発行する株券の種類並びに株式の名義書換、端株の買取請求の取扱、その他株式及び端株に関する手続並びに手数料は、取締役会の定める株式取扱規程による。

第8条(名義書換代理人)

当会社は、株式及び端株につき名義書換代理人を置く。

② 名義書換代理人及びその事務取扱場所は、取締役会の決議によって選定する。

③ 当会社の株主名簿(実質株主名簿を含む。以下同じ。)及び端株原簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、質権の登録、信託財産の表示、株券の交付、届出の受理、端株の買取請求の取扱等株式及び端株に関する事務は、名義書換代理人に取扱わせ、当会社においては、これを取扱わない。

第9条(基準日)

当会社は、毎決算期現在の株主名簿(実質株主を含む。以下同じ。)に記載又は記録された株主(実質株主を含む。以下同じ。)をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。

② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。

第3章　株主総会

第10条(招集の時期)

当会社の定時株主総会は、毎決算期の翌日から3カ月以内にこれを招集し、臨時株主総会は必要ある場合、随時これを招集する。

第11条(招集者及び議長)

株主総会は、取締役会の決議に基づき、取締役社長が招集し、その議長となる。取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。

第12条(普通決議の要件)

株主総会の決議は、法令又は本定款に別段の定めがある場合を除き、出席した株主の議決権の過半数をもってする。

第13条(議決権の代理行使)

株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、株主又は代理人は代理権を証する書面を当会社に提出しなければならない。

第14条(議事録)

株主総会の議事の経過の要領及びその結果は、これを議事録に記載し、議長並びに出席した取締役が記名捺印する。

第4章　取締役及び取締役会

第15条(選任)

取締役は3名以上とし、株主総会において選任する。

② 取締役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもってする。

③ 取締役の選任については、累積投票によらないものとする。

第16条(任期)

取締役の任期は、就任後2年内の最終の決算期に関する定時株主総会終結のときまでとする。

② 補欠又は増員のため選任された取締役の任期は、現任取締役の残任期間とする。

第17条(代表取締役及び役付取締役)

取締役会の決議により、当会社を代表すべき取締役若干名を定める。

② 取締役会の決議により、取締役会長及び取締役社長各1名、取締役副会長、取締役副社長、専務取締役及び常務取締役各若干名を定めることができる。

第18条(取締役会)

取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。

②取締役会の招集通知は、各取締役及び各監査役に対し、会日の2週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全取締役及び全監査役の同意を得て召集手続を省略することができる。

③取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。

第19条(報酬)

取締役の報酬及び退職慰労金は、株主総会の決議をもってこれを定める。

第5章　監査役及び監査役会

第20条（選任）

監査役は3名以上とし、株主総会において選任する。

② 監査役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもってする。

第21条（任期）

監査役の任期は、就任後4年内の最終の決算期に関する定時株主総会終結のときまでとする。

②補欠として選任された監査役の任期は、退任した監査役の残任期間とする。

第22条（常勤監査役）

監査役はその互選により常勤監査役若干名を定める。

②監査役はその互選により常任監査役を定めることができる。

第23条（監査役会）

監査役会招集の通知は、各監査役に対し、会日の2週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全監査役の同意を得て、召集手続を省略することができる。

② 監査役会の運営その他に関する事項については、監査役会の定める監査役会規程による。

第24条（報酬）

監査役の報酬および退職慰労金は、株主総会の決議をもってこれを定める。

第6章　計算

第25条（営業年度）

当会社の営業年度は、毎年1月1日から12月31日までとし、毎営業年度末に決算を行なう。

第26条（利益配当）

利益配当は、毎決算期現在の株主名簿に記載又は記録された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。

第27条（中間配当）

取締役会の決議により、毎年6月30日現在の株主名簿に記載された株主又は登録質権者及び同日現在の端株原簿に記載された端株主に対し、中間配当を行うことができる。

第28条（転換社債の転換の時期）

転換社債の転換により発行された株式に対する最初の利益配当金又は中間配当金については、転換の請求が1月1日から6月30日までの間になされたときは1月1日に、7月1日から12月31日までの間になされたときは7月1日に、それぞれ転換があったものとみなしてこれを支払う。

第29条（配当金の除斥期間）

利益配当金又は中間配当金が、支払開始の日から満3年を経過してもなお受領されないときは、当会社はその支払の義務を免れる。

第7章　附　則

第30条（監査役の任期に関する経過措置）

第21条第1項の規定にかかわらず、平成14年5月1日後最初の決算期に関する定時株主総会の終結前に在任する監査役については、なお従前のとおり任期は3年とする。

EXHIBIT F

Securities Registration Statement, filed by the Company on May 1, 2003. This registration statement was filed in connection with the issuance of new shares to certain shareholders.

003G4UGC

有価証券届出書

縦

株式会社ジュピターテレコム

(681112)

有 価 証 券 届 出 書

関東財務局長 殿

平成15年5月1日提出

会社名	株式会社ジュピターテレコム
英訳名	Jupiter Telecommunications Co., Ltd.
代表者の役職氏名	代表取締役社長 森 泉 知 行

本店の所在の場所	東京都豊島区東池袋四丁目41番24号	電話番号	(03) 5953－5110
		連絡者	常務取締役 財務・経理 担当 庄 子 進
最寄りの連絡場所	同上	電話番号	同上
		連絡者	同上

届出の対象とした募集

募集有価証券の種類	株式
募集金額	その他の者に対する割当 32,260,750,000円

安定操作に関する事項

該当事項はありません。

有価証券届出書の写しを縦覧に供する場所

名称	所在地

該当事項はありません。

(本書面の枚数 表紙共55枚)

目　　　次

第一部　証券情報

第１　募集要項

１　新規発行株式

種類	発行数	摘要
普通株式	750,250株	平成15年４月２日開催の取締役会決議及び平成15年４月17日開催の株主総会決議による。

２　株式募集の方法及び条件

(1) 募集の方法

区分	発行数	発行価額の総額	資本組入額の総額	摘要
株主割当	株 —	円 —	円 —	
その他の者に対する割当	750,250	32,260,750,000	16,130,375,000	(注１)
一般募集	—	—	—	
計(総発行株式)	750,260	32,260,750,000	16,130,375,000	

(注１)　発行価額の総額につき、下記現物出資者２名に対して、出資の目的たる財産の価額に相当する額を第三者割当の方法により以下のとおり割り当てる。

イ　現物出資者
住友商事株式会社 Liberty Japan Ⅳ, Inc.
ロ　出資の目的たる財産の種類
上記現物出資者の当社に対する貸付金債権
ハ　出資の目的たる財産の価額及び現物出資者に対して与える株式の種類及び数
①　住友商事株式会社 貸付金債権元本金額16,130,375,000円に対し、当社普通株式　375,125株 ②　Liberty Japan Ⅳ, Inc. 貸付金債権元本金額16,130,375,000円に対し、当社普通株式　375,125株

（注２）　当社と現物出資者（割当予定先）との関係等は、以下のとおりである。

<table>
<tr><td colspan="3">現物出資者の氏名又は名称</td><td>住友商事株式会社</td></tr>
<tr><td rowspan="5">現物出資者の内容</td><td colspan="2">住所</td><td>東京都中央区晴海一丁目８番11号</td></tr>
<tr><td colspan="2">代表者の氏名</td><td>代表取締役　岡　　素　之</td></tr>
<tr><td colspan="2">資本金</td><td>169,438,000,000円</td></tr>
<tr><td colspan="2">事業の内容</td><td>商社</td></tr>
<tr><td colspan="2">大株主</td><td>日本トラスティ・サービス信託銀行（信託口）　4.41%
住友生命保険　4.17%
三井住友海上火災保険　3.66%
（平成14年９月30日現在）</td></tr>
<tr><td rowspan="3">当社との関係</td><td rowspan="2">出資関係</td><td>当社が保有している現物出資者の株式数</td><td>なし</td></tr>
<tr><td>現物出資者が保有している当社の株式数</td><td>普通株式　1,115,532株</td></tr>
<tr><td colspan="2">取引関係等</td><td>役員の兼任　１名
一般の商取引の他、借入金69,070百万円、債務保証31,808百万円を受けております。（平成15年３月31日現在）</td></tr>
<tr><td colspan="3">株券の保有に関する取決めの内容</td><td>該当なし</td></tr>
</table>

<table>
<tr><td colspan="3">現物出資者の氏名又は名称</td><td>Liberty Japan Ⅳ, Inc.</td></tr>
<tr><td rowspan="5">現物出資者の内容</td><td colspan="2">住所</td><td>アメリカ合衆国コロラド州エングルウッド、リバティーブルバード12300</td></tr>
<tr><td colspan="2">代表者の氏名</td><td>社長兼最高経営責任者　ミランダ・カーチス</td></tr>
<tr><td colspan="2">資本金</td><td>1,000米ドル</td></tr>
<tr><td colspan="2">事業の内容</td><td>デラウェア州一般株式会社法のもとで設立された法人が適法に行なうことのできるあらゆる行為に従事すること。</td></tr>
<tr><td colspan="2">大株主</td><td>リバティー・ホールディングス・ジャパン・インク
出資比率100%</td></tr>
<tr><td rowspan="3">当社との関係</td><td rowspan="2">出資関係</td><td>当社が保有している現物出資者の株式数</td><td>なし</td></tr>
<tr><td>現物出資者が保有している当社の株式数</td><td>なし</td></tr>
<tr><td colspan="2">取引関係等</td><td>役員の兼任　２名
出資の目的たる財産である当社に対する貸付金債権以外、営業取引等はなし</td></tr>
<tr><td colspan="3">株券の保有に関する取決めの内容</td><td>該当なし</td></tr>
</table>

(2) 募集の条件

発行価格	資本組入額	申込株数単位	申込期間	申込証拠金	払込期日
円 43,000	円 21,500	1株	平成15年5月14日(水)	該当なし	平成15年5月15日(木)
新株引受権証書に関する事項	該当事項なし				
摘要	申込方法は、申込期間中に、現物出資の目的となる財産である貸付金債権を払込期日付けで当社に給付する旨を記載した株式申込証を当社に提出するものとする。				

(注) 新株式に対する配当起算日は平成15年1月1日とする。

申込取扱場所

下記の払込取扱場所と同じ

払込取扱場所(契約場所)

東京都豊島区東池袋四丁目41番24号

株式会社ジュピターテレコム

3 株式の引受

該当事項はありません。

4 新規発行による手取金の使途

(1) 新規発行による手取金の額

払込金額の総額	発行諸費用の概算額	差引手取概算額
—	—	—

(注) 払込の対価は、発行価額の総額相当額の貸付金債権の現物出資により給付されるため該当事項はなし。

(2) 手取金の使途

該当事項はありません(発行価額の総額が現物出資により払い込まれるため、現金による払い込みはありません)。

第2 その他の記載事項

該当事項はありません。

第二部　追完情報

該当事項はありません。

第三部　組込情報

次に掲げる書類の写しを綴じ込んでいる。

有価証券報告書 及びその添付書類	事業年度 (第９期)	自 至	平成14年１月１日 平成14年12月31日	平成15年３月28日 関東財務局長に提出

訂正報告書(上記有価証券報告書の訂正報告書)を平成15年４月11日に関東財務局長に提出

証券取引法第24条第１項に基づく有価証券報告書及び同法第24条の２第１項に基づく有価証券報告書の訂正報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成15年３月28日及び同年４月11日に提出したデータを出力・印刷したものである。

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成15年３月28日
【事業年度】	第９期(自　平成14年１月１日　至　平成14年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【縦覧に供する場所】	該当事項はありません。

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第５期	第６期	第７期	第８期	第９期
決算年月		平成10年12月	平成11年12月	平成12年12月	平成13年12月	平成14年12月
売上高	(千円)	13,794,084	30,741,492	54,315,831	92,206,714	125,501,750
経常損失	(千円)	7,750,538	12,799,783	21,559,405	23,589,166	10,839,005
当期純損失	(千円)	9,758,392	11,134,796	20,978,878	23,445,406	11,088,569
純資産額	(千円)	8,473,231	3,538,435	△8,711,706	△32,157,112	△43,245,681
総資産額	(千円)	43,012,022	98,637,597	176,456,509	229,993,780	255,605,684
１株当たり純資産額	(円)	12,571.56	4,434.13	△2,214.30	△8,173.56	△10,992.00
１株当たり当期純損失	(円)	15,010.37	15,308.99	12,458.49	5,959.25	2,818.45
潜在株式調整後１株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	19.70	3.59	△4.93	△13.98	△16.91
自己資本利益率	(%)	—	—	—	—	—
株価収益率	(倍)	—	—	—	—	—
営業活動によるキャッシュ・フロー	(千円)	△4,966,722	△362,192	△1,809,154	545,421	15,043,471
投資活動によるキャッシュ・フロー	(千円)	△15,009,764	△25,248,159	△40,225,676	△66,796,090	△56,666,938
財務活動によるキャッシュ・フロー	(千円)	17,493,045	24,800,965	42,310,364	71,328,141	40,559,815
現金及び現金同等物の期末残高	(千円)	1,384,504	2,053,524	3,675,242	8,752,714	7,689,062
従業員数	(名)	1,036 (326)	1,124 (830)	1,939 (1,546)	2,108 (2,560)	2,360 (2,973)

(注) 1 売上高には消費税等は含まれておりません。

2 平成10年12月期のキャッシュ・フローにつきましては、証券取引法第193条の２の規定に基づく会計監査を受けておりません。

3 平成10年12月期及び平成11年12月期の潜在株式調整後１株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期から平成14年12月期の潜在株式調整後１株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。

4 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。

5 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

(2) 提出会社の経営指標等

回次		第5期	第6期	第7期	第8期	第9期
決算年月		平成10年12月	平成11年12月	平成12年12月	平成13年12月	平成14年12月
売上高	(千円)	12,634,475	16,149,173	36,718,673	50,294,647	57,058,603
経常利益(又は損失△)	(千円)	△2,523,636	△792,781	39,933	162,505	253,940
当期純利益 (又は損失△)	(千円)	△2,528,736	△798,283	△988,264	△4,999,230	129,149
資本金	(千円)	33,700,000	39,900,000	47,002,622	47,002,622	47,002,622
発行済株式総数	(株)	674,000	798,000	3,934,285	3,934,285	3,934,285
純資産額	(千円)	24,790,300	30,192,017	37,943,965	32,944,735	33,073,884
総資産額	(千円)	26,594,150	37,893,930	54,591,476	232,900,078	272,159,537
1株当たり純資産額	(円)	36,780.86	37,834.60	9,644.43	8,373.75	8,406.57
1株当たり配当額 (内、1株当たり中間配当額)	(円) (円)	— (—)	— (—)	— (—)	— (—)	— (—)
1株当たり当期純利益 (又は損失△)	(円)	△3,889.70	△1,097.54	△586.88	△1,270.68	32.82
潜在株式調整後 1株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	93.22	79.68	69.51	14.15	12.15
自己資本利益率	(%)	—	—	—	—	0.39
株価収益率	(倍)	—	—	—	—	—
配当性向	(%)	—	—	—	—	—
従業員数	(名)	115(37)	104(27)	211(16)	351(60)	363(387)

(注) 1 売上高には消費税等は含まれておりません。

2 平成10年12月期及び平成11年12月期の潜在株式調整後1株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期及び平成13年12月期の潜在株式調整後1株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。また、平成14年12月期の潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。

3 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。

4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

2 【沿革】

平成７年１月	住友商事㈱とTele-Communications International, Inc.(TINTA；現Liberty Media International, Inc.)の合弁で㈱ジュピターテレコムを設立。 (注)TINTA側の出資会社はTCI Japan, Inc.(現Liberty Japan, Inc.)
平成７年３月	杉並ケーブルテレビ㈱、㈱ケーブルテレビネリマ、㈱シティケーブルビジョン府中、㈱小金井市民テレビの株式を住友商事㈱から取得。
平成７年８月	㈱ジュピター群馬設立。
平成７年11月	福岡ケーブルネットワーク㈱設立。
平成８年１月	㈱木更津ケーブルテレビ取得。 ㈱ジュピター宝塚川西設立。
平成８年４月	北摂ケーブルネット㈱設立。 ㈱ケーブルビジョン二十一及び㈱ケーブルステーション北九州を取得。
平成８年６月	㈱ジュピターりんくう設立。
平成８年７月	㈱ジュピターかわち設立。
平成８年９月	㈱ジュピター和歌山、㈱ケーブルネット下関設立。
平成８年10月	土浦ケーブルテレビ㈱の株式を住友商事㈱から取得。 杉並ケーブルテレビ㈱が第一種電気通信事業(電話事業)の郵政省許可を取得。
平成８年12月	決算期を３月から12月に変更。 浦和ケーブル・テレビ・ネットワーク㈱の株式を住友商事㈱から取得。
平成９年２月	㈱ジュピターいばらき(平成11年８月アットホームジャパン㈱に商号変更)を設立。 関西地区の統括会社として㈱ジュピター関西設立。
平成９年６月	寒川ケーブルテレビ㈱を買収及び㈱テレビちがさきの株式を住友商事㈱から取得。
平成９年７月	杉並ケーブルテレビ㈱による電話サービス開始。
平成10年３月	大阪ケーブルテレビ㈱の株式を住友商事㈱から取得。 ㈲ジュピターインターネット設立。
平成10年４月	関西マルチメディアサービス㈱へ出資。
平成10年８月	㈱シーエーティーヴィ横須賀の株式を住友商事㈱から買取。 堺ケーブルテレビ㈱取得。
平成10年９月	こうべケーブルテレビ㈱の株式を住友商事㈱から取得。 ㈲ジェイコムインターネット設立。
平成10年11月	北九州ケーブルテレビ㈱取得。
平成10年12月	吹田ケーブルテレビジョン㈱の株式を住友商事㈱から取得。
平成11年１月	大阪ケーブルテレビ㈱によるインターネットサービス開始。 杉並ケーブルテレビ㈱と㈱ケーブルテレビネリマが合併、㈱ジェイコム東京となる。 ㈱テレビちがさきと寒川ケーブルテレビ㈱が合併、㈱ジェイコム湘南となる。 ㈱ジュピター宝塚川西、㈱ジュピターかわち、㈱ジュピター和歌山と㈱ジュピター関西が合併、㈱ジェイコム関西となる。 藤沢ケーブルテレビ㈱の株式を住友商事㈱から取得。

平成11年３月	㈱ユーアイネット埼玉（平成12年７月㈱メディアさいたまに商号変更）の株式を住友商事㈱から取得。 ㈱ケーブルテレビ神戸及び㈱チャンネルウェーブあまがさきの株式を住友商事㈱から取得。
平成11年７月	㈱ケーブルコミュニケーション芦屋の株式を住友商事㈱から取得。
平成11年８月	㈱ケーブルステーション北九州と北九州ケーブルテレビ㈱が合併、㈱ジェイコム北九州となる。
平成11年９月	アットホームジャパン㈱へ出資。 ㈱ジェイコム関西が㈱ジュピターりんくうを吸収合併。
平成11年10月	㈱ジェイコム東京が㈱シティケーブルビジョン府中と㈱ケーブルコミュニケーション小金井・国分寺（旧㈱小金井市民テレビ）を吸収合併。
平成12年１月	こうべケーブルテレビ㈱と㈱ケーブルコミュニケーション芦屋が合併、㈱ケーブルネット神戸芦屋となる。
平成12年４月	㈱チャンネルウェーブあまがさきが㈱ケーブルビジョンアイ、㈱ケーブルビジョン西宮と合併、阪神シティケーブル㈱となる。 ㈱ジェイコム東京が㈲ジェイコムインターネットを吸収合併。
平成12年９月	株式交換により㈱タイタス・コミュニケーションズを統合、同社発行済全株式を取得。 ㈱タイタス・スキャットが㈱ジェイコム札幌に商号を変更。
平成12年10月	吹田ケーブルテレビジョン㈱の株式移転により、関西ケーブルネット㈱株式を取得。
平成12年12月	㈲ジュピターインターネット清算。 ケーブルスカイネット企画㈱へ出資。
平成13年１月	㈱ジェイコム関西が堺ケーブルテレビ㈱を吸収合併。
平成13年３月	㈱ケーブルネットワークやちよ取得。
平成13年４月	藤沢ケーブルテレビ㈱が㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、商号を㈱ジェイコム湘南と変更。
平成13年７月	和泉シーエーティヴィ㈱取得。
平成13年８月	㈱スーパーネットワークユー取得。
平成13年９月	㈱ジュピター群馬が㈱ジェイコム群馬に商号変更。 ㈱タイタス・コミュニケーションズが㈱ジェイコム関東に商号変更。 ㈱タイタス相鉄が㈱ジェイコム大和に商号変更。
平成14年１月	㈱ジェイコム関西が大阪ケーブルテレビ㈱を吸収合併。
平成14年２月	㈲ジェイコムファイナンス設立。 ㈱ジェイコム関東が㈱ジェイコム大和を吸収合併。
平成14年４月	グリーンシティケーブルテレビ㈱株式を住友商事㈱から取得。 アットホームジャパン㈱（平成14年６月　アットネットホーム㈱に商号変更）を子会社化。
平成14年７月	ケーブルスカイネット企画㈱清算。
平成14年８月	㈱ジェイコム関東が前橋局の営業権を㈱ジェイコム群馬に譲渡。
平成14年11月	㈱ジェイコム関西が和泉シーエーティヴィ㈱を吸収合併。

3 【事業の内容】

当社は、19の運営局を通じて、「ワン・ストップ・ショップ」として、ケーブルテレビ、電話、高速インターネット接続サービスを当社グループのブロードバンド(高速・大容量)・ネットワークを通じ総合的に提供することを主な事業としております。なお、19の運営局以外に、4の非運営局に投資しております。

○ケーブルテレビサービス

加入者に対して、ニュース、スポーツ、映画、その他人気番組などを含む基本ケーブル・サービス(「基本チャンネル」)に加えて様々なプレミアム・サービス(「有料チャンネル」)を提供するものであります。

基本チャンネルは、地上波テレビ放送番組、地域コミュニティ番組、衛星放送番組等約45のチャンネルにより構成されています。一般的なチャンネルのラインナップには、映画専門チャンネルのCSN1ムービーチャンネル、テレビショッピングのショップチャンネル、スポーツチャンネルのJスカイスポーツ1、2、3、ディスカバリーチャンネル、ゴルフネットワークが含まれています。有料チャンネルは、プレミアム映画、スポーツ、競馬、その他特別イベントなどの娯楽番組を提供しており、これらは番組供給会社等から提供を受けております。

○電話サービス

電話サービスは平成14年12月31日現在、㈱ジェイコム札幌、㈱木更津ケーブルテレビ、㈱ジェイコム群馬、土浦ケーブルテレビ㈱、調布ケーブルテレビジョン㈱をのぞく14の運営局で提供しており、サービスエリアを順次拡大してまいります。当社グループの電話サービスは市内・長距離電話サービスにおいて、NTT及び他の地域系通信事業者とほぼ同等のサービスを加入者に提供するものであります。

当社グループは、市内・長距離、国際通信事業者、携帯電話、PHS事業者等との間で相互接続協定を締結しております。

○高速インターネット接続サービス

平成14年12月31日現在、高速インターネット接続サービスはすべての運営局で提供しております。

当社グループはアットネットホーム(株)(旧アットホームジャパン㈱)をインターネット接続事業者とする高速インターネット接続サービスを、平成12年6月にJ-COM@NetHomeのブランドで導入しました。このサービスは、高速インターネット接続と豊富なブロードバンド・コンテンツを提供するウェブ・ポータルから成り、当社グループが所有する高速大容量ネットワークとアットネットホーム(株)が構築するバックボーンを直結していることから、バックボーンを一般に開放されたインターネット網に依存する場合に頻繁に起こる通信の混雑は避けられるものと考えています。

○運営局への運営サービス

当社はMSO契約(傘下のケーブルテレビ局との間で締結する全般的な経営指導サービス提供契約)に基づき、19の運営局全てにJ-COM Broadbandブランドと、共通のビジネス戦略に基づいた運営サービスを提供しております。

平成14年12月31日現在の、各地域毎のケーブルテレビ、電話、高速インターネット接続サービスのホームパス世帯数(ケーブルテレビ、電話、高速インターネット回線を敷設した地域の中で接続可能な一戸建て及び集合住宅における世帯数)、加入世帯数及び加入率(%、加入世帯数÷ホームパス世帯数)は以下の通りです。

（当社グループ局加入世帯数）（平成14年12月31日現在）

グループ局名	ケーブルテレビ			電話			高速インターネット接続		
	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2
運営局(連結子会社)									
㈱ジェイコム東京	739,500	201,900	27.3%	724,500	105,000	14.5%	739,500	70,800	9.6%
㈱木更津ケーブルテレビ	72,100	26,100	36.2%	—	—	—	72,100	7,800	10.8%
㈱ジェイコム群馬	115,700	16,200	14.0%	—	—	—	115,700	7,500	6.5%
㈱ケーブルビジョン二十一	171,100	38,700	22.6%	58,200	4,000	6.9%	171,100	9,800	5.7%
福岡ケーブルネットワーク㈱	392,400	79,400	20.2%	109,600	8,100	7.4%	392,400	22,400	5.7%
㈱ジェイコム北九州	244,000	54,900	22.5%	71,000	5,800	8.2%	244,000	14,000	5.7%
北摂ケーブルネット㈱	173,700	44,000	25.3%	45,400	4,700	10.4%	173,700	20,100	11.6%
土浦ケーブルテレビ㈱	100,900	34,900	34.6%	—	—	—	100,900	11,000	10.9%
浦和ケーブル・テレビ・ネットワーク㈱	200,600	57,000	28.4%	62,800	3,200	5.1%	200,600	20,900	10.4%
㈱ケーブルネット下関	67,100	20,200	30.1%	17,700	2,100	12.1%	67,100	5,400	8.0%
㈱ジェイコム関西	1,233,700	285,700	23.2%	599,000	61,800	10.3%	1,233,700	104,800	8.5%
㈱ジェイコム湘南	409,900	148,400	36.2%	137,000	16,700	12.2%	409,900	34,400	8.4%
㈱ケーブルネット神戸芦屋	229,600	58,600	25.5%	41,400	4,400	10.6%	229,600	19,900	8.7%
㈱メディアさいたま	251,700	54,200	21.5%	37,100	3,000	8.1%	251,700	23,000	9.1%
㈱ケーブルネットワークやちよ	41,300	15,300	37.0%	13,500	900	6.7%	41,300	3,900	9.4%
㈱スーパーネットワークユー	57,600	16,900	29.3%	5,400	600	11.1%	57,600	5,600	9.8%
㈱ジェイコム関東	977,300	202,900	20.8%	960,000	129,600	13.5%	977,300	113,700	11.6%
㈱ジェイコム札幌	332,200	67,500	20.3%	—	—	—	271,600	9,500	3.5%
運営局(連結子会社)　計	5,810,400	1,422,800	24.5%	2,882,600	349,900	12.1%	5,749,800	504,500	8.8%
運営局(その他)									
調布ケーブルテレビジョン㈱	122,000	18,800	15.4%	—	—	—	96,500	5,400	5.6%
運営局(その他)　計	122,000	18,800	15.4%	—	—	—	96,500	5,400	5.6%
運営局　計	5,932,400	1,441,600	24.3%	2,882,600	349,900	12.1%	5,846,300	509,900	8.7%
(非運営局)									
㈱ケーブルテレビ神戸	160,000	31,800	19.8%	—	—	—	160,000	11,000	6.9%
関西ケーブルネット㈱　(注)1	539,000	130,300	24.2%	—	—	—	539,000	46,800	8.7%
阪神シティケーブル㈱	448,000	57,000	12.7%	—	—	—	448,000	27,600	6.2%
グリーンシティケーブルテレビ㈱	124,000	16,100	13.0%	—	—	—	124,000	8,400	6.8%
非運営局　計	1,271,000	235,200	18.5%	—	—	—	1,271,000	93,800	7.4%
合計	7,203,400	1,676,800	23.3%	2,882,600	349,900	12.1%	7,117,300	603,700	8.5%

（注）1　関西ケーブルネット㈱には、同社傘下の吹田ケーブルテレビジョン㈱、豊中コミュニティケーブルテレビ㈱、高槻ケーブルネットワーク㈱、池田マルチメディア㈱、東大阪ケーブルテレビ㈱、守口・門真ケーブルテレビ㈱の６社を合算計上しております。

2　$加入率(\%) = \frac{加入世帯数}{ホームパス世帯数} \times 100$

3　各サービスの加入世帯数は、当該サービス以外のサービスにも加入している世帯を含めております。

4　平成14年12月31日現在、当社運営局(連結子会社)における総加入世帯数(少なくともひとつのサービスに加入している世帯数)は、1,590,800世帯となっております。

5　ケーブルテレビ加入世帯数に、「電波障害、ケーブルテレビ対応の集合住宅等で地上波及びJ-COMチャンネルのみをケーブルテレビ網を通して視聴している世帯数」を加えたケーブル接続世帯数は、平成14年12月31日現在、当社運営局(連結子会社)で推定3,846,600世帯となっております。

＜系統図＞　(平成14年12月31日現在)



加入者
ケーブルテレビ
電話
高速インターネット接続
「パッケージ販売」
利用料収入
傘下局23局
非運営局4局
(持分法適用関連会社)
㈱ケーブルテレビ神戸
グリーンシティケーブルテレビ㈱
(その他)
関西ケーブルネット㈱
阪神シティケーブル㈱
運営局19局
(連結子会社)
㈱ジェイコム東京
㈱木更津ケーブルテレビ
㈱ジェイコム群馬
㈱ケーブルビジョン二十一
㈱ジェイコム北九州
北摂ケーブルネット㈱
土浦ケーブルテレビ㈱
㈱ジェイコム関西
福岡ケーブルネットワーク㈱
浦和ケーブル・テレビ・ネットワーク㈱
㈱ケーブルネット下関
㈱ジェイコム湘南
㈱ケーブルネット神戸芦屋
㈱メディアさいたま
㈱ケーブルネットワークやちよ
㈱スーパーネットワークユー
㈱ジェイコム関東
㈱ジェイコム札幌
(その他)
調布ケーブルテレビジョン㈱
相互接続協定
接続料
市内電話・長距離電話、国際電話、携帯電話、PHSの各事業者
相互接続協定
接続料
インターネット接続事業者
(連結子会社)
アットネットホーム㈱
(持分法適用関連会社)
関西マルチメディアサービス㈱
(対運営局のみ)
番組等
番組料金
MSO契約に基づく運営サービス
経営指導料
(対象局)
資金援助
資金援助
資金援助
金融子会社
(連結子会社)
㈱ジェイコムファイナンス
㈱ジュピターテレコム
(当社)
住友商事㈱
(その他の関係会社)
Liberty Japan Inc.
(その他の関係会社)
Microsoft Holdings V,Inc.
(その他の関係会社)
番組等
番組料金
番組供給会社

(注)　矢印 ⇨ は、サービス等の提供の流れを示しております。
　　　矢印 ⬅ は、サービス等の提供の対価の流れを示しております。
　　　矢印 ➡ は、資金援助の流れを示しております。

4 【関係会社の状況】

（平成14年12月31日現在）

名称	住所	資本金又は出資金（百万円）	主要な事業の内容	議決権の所有割合又は被所有割合(注)1（%）	関係内容 役員の兼任等(人) 当社役員	関係内容 役員の兼任等(人) 当社職員	関係内容 資金援助(注)2	関係内容 MSO契約(注)3	摘要
（連結子会社）									
㈱ジェイコム東京	東京都練馬区	10,075	ケーブルテレビ事業	80.03	2	5	有	有	特定子会社(注)6
㈱木更津ケーブルテレビ	千葉県木更津市	1,800	ケーブルテレビ事業	81.69	1	5	有	有	
㈱ジェイコム群馬	群馬県高崎市	1,100	ケーブルテレビ事業	100.00	1	5	有	有	
㈱ケーブルビジョン二十一	福岡市中央区	3,165	ケーブルテレビ事業	69.47	3	7	有	有	
福岡ケーブルネットワーク㈱	福岡市中央区	2,000	ケーブルテレビ事業	45.00	2	2	無	有	
㈱ジェイコム北九州	北九州市八幡東区	1,801	ケーブルテレビ事業	81.65	3	6	有	有	
北摂ケーブルネット㈱	大阪府箕面市	2,000	ケーブルテレビ事業	55.00	1	3	有	有	
土浦ケーブルテレビ㈱	茨城県土浦市	1,500	ケーブルテレビ事業	70.00	2	4	有	有	
浦和ケーブル・テレビ・ネットワーク㈱	埼玉県さいたま市	1,600	ケーブルテレビ事業	50.10	3	3	有	有	
㈱ケーブルネット下関	山口県下関市	1,000	ケーブルテレビ事業	50.00	2	5	有	有	
㈱ジェイコム関西	大阪市天王寺区	15,500	ケーブルテレビ事業	84.14	2	12	有	有	特定子会社(注)6
㈱ジェイコム湘南	神奈川県横須賀市	5,771	ケーブルテレビ事業	79.48	2	9	有	有	特定子会社
㈱ケーブルネット神戸芦屋	神戸市中央区	2,900	ケーブルテレビ事業	52.62	3	6	有	有	
㈱メディアさいたま	埼玉県さいたま市	2,993	ケーブルテレビ事業	50.38	2	4	有	有	
㈱ケーブルネットワークやちよ	千葉県八千代市	1,600	ケーブルテレビ事業	58.65	1	6	有	有	
㈱スーパーネットワークユー	千葉県浦安市	3,395	ケーブルテレビ事業	59.09	1	6	無	有	
㈱ジェイコム関東	東京都豊島区	30,004	ケーブルテレビ事業	100.00	2	4	有	有	特定子会社(注)6
㈱ジェイコム札幌	札幌市豊平区	8,800	ケーブルテレビ事業	81.94 (81.94)	2	6	無	有	特定子会社
アットネットホーム㈱	東京都目黒区	7,800	インターネット事業	87.43	3	1	無	無	特定子会社(注)5
㈲ジェイコムファイナンス	東京都豊島区	3	金融業務	100.00	1		有	無	
（持分法適用関連会社）									
㈱ケーブルテレビ神戸	神戸市長田区	2,000	ケーブルテレビ事業	20.44	2	3	無	無	
関西マルチメディアサービス㈱	大阪市西区	2,000	インターネット事業	25.75	1	1	無	無	
グリーンシティケーブルテレビ㈱	名古屋市守山区	1,000	ケーブルテレビ事業	20.00	1	1	無	無	
（その他の関係会社）									
住友商事㈱	東京都中央区	169,431	総合商社	36.28	2	—	無	—	(注)5
Liberty Japan, Inc.	米国コロラド州	US$ 1,000	当社への投資持株会社	28.00	—	—	無	—	
Microsoft Holdings V, Inc.	米国ワシントン州	US$ 1,000	当社への投資持株会社	15.39	—	—	無	—	(注)4

（注）1 「議決権の所有割合又は被所有割合」欄の（ ）は内書で間接所有割合であります。

2 「資金援助」の「有」は、㈲ジェイコムファイナンス経由及び当社の直接貸付による資金援助を示しております。

3 MSO契約に関しては、「第2 事業の状況 4 経営上の重要な契約等」を参照願います。

4 Microsoft Holdings V, Inc. の議決権の所有割合には日興シティ信託銀行㈱に議決権信託をした303,500株を含めておりません。
5 上記関係会社の内、住友商事㈱、アットネットホーム㈱は、有価証券報告書を提出しております。
6 ㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム関西については、売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えております。
主な損益情報等

㈱ジェイコム東京	① 売上高	20,334,626千円
	② 経常損失	1,757,300
	③ 当期純損失	1,767,563
	④ 純資産額	△7,467,527
	⑤ 総資産額	37,691,833
㈱ジェイコム関東	① 売上高	22,819,657千円
	② 経常損失	2,640,243
	③ 当期純損失	2,124,714
	④ 純資産額	△7,376,160
	⑤ 総資産額	54,349,929
㈱ジェイコム関西	① 売上高	24,622,134千円
	② 経常損失	2,080,796
	③ 当期純損失	2,154,527
	④ 純資産額	8,082,964
	⑤ 総資産額	46,531,518

7 連結財務諸表に重要な影響を与えている債務超過の関係会社は以下の通りであります。

関係会社名	債務超過の額
㈱ジェイコム東京	7,467,527千円
㈱ジェイコム関東	7,376,160
㈱ケーブルビジョン二十一	5,604,135
㈱ジェイコム北九州	2,737,075
㈱ジェイコム群馬	1,350,807

5 【従業員の状況】

(1) 連結会社の状況

(平成14年12月31日現在)

従業員数(名)	2,360

(注) 1 従業員数は就業人員であります。主な連結子会社の従業員数は「第3 設備の状況」に記載しております。
2 上記の他、臨時従業員数は平均2,973名であります。

(2) 提出会社の状況

(平成14年12月31日現在)

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(千円)
363	34.0	4.4	6,526

(注) 1 従業員数は就業人員であります。従業員数には関係会社へ出向中の従業員1,459名、臨時従業員平均387名を含めず、社外からの出向者49名を含めております。
2 平均年齢、平均勤続年数、平均年間給与は、関係会社へ出向中の従業員を含め、社外からの出向者を除き、平成14年12月末の数値を算出しております。
3 平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社内に労働組合は結成されておりませんが、労使関係は円満に推移しております。

なお、子会社で唯一労働組合が結成されていた㈱ケーブルビジョン二十一の労働組合は平成14年4月12日付にて自主的に解散致しました。

第２ 【事業の状況】

１ 【業績等の概要】

(1) 業績

当連結会計年度のわが国経済は、内閣府による５月の月例経済報告で景気底入れ宣言が出されたものの、デフレ色、金融機関への不信は払拭されず、株式市場が一段と調整色を強めたこともあり、銀行の経営健全化問題が緊急の課題視されることとなりました。１２月には完全失業率が、再び5.5%の過去最悪水準となり、同月の月例経済報告でも景気の低迷色を認める内容となりました。海外においても、米国で企業の不正会計問題が、金融市場への不信を拡大するなど、景気回復を遅らせる要因ともなりました。また、世界各地でテロ事件が多発、中東情勢の緊迫化もあり、全般的に厳しい経済環境のもとに推移しました。

多チャンネル放送事業では、ワールドカップ・サッカー効果を期待した大規模な投資・販促キャンペーンも行われましたが、総じて一年を通じた新規加入獲得は期待に反したと言えましょう。放送のデジタル化移行問題が、いわゆるアナアナ変換も含め大きな関心を集めたものの、デジタル放送普及の時期については、当初の見込みから大幅に後退したものになりました。

通信領域では、高速インターネットサービスにおいて、ブロードバンド化が、さらに鮮明となりました。とりわけDSLサービスは低価格化・高速化に加え、激しい競合、販促キャンペーンによって普及が進み、年末には565万世帯にまで加入者を増やしました。一方、ケーブルモデムを使ったインターネットも対前年比５０％以上増加し、年末には200万世帯に迫りました。高速インターネットにおける競合はIP電話へとその範囲を広げております。

このような、一般的な経済の低迷状況及び業界環境の中、当社は引き続き着実に実績を伸ばしてまいりました。

4月には、アットネットホーム㈱を子会社化し、また、初めて名古屋地区においてグリーンシティケーブルテレビ㈱の株式２０％を取得しました。傘下の組織面では、オペレーションの合理化の一環として、２月に㈱ジェイコム関東の１００％子会社であった㈱ジェイコム大和を㈱ジェイコム関東に吸収合併し、８月には㈱ジェイコム関東の前橋局を㈱ジェイコム群馬と営業譲渡により統合、また、大阪ケーブルテレビ㈱を１月に㈱ジェイコム関西に吸収合併し、更に１１月、和泉シーエーティヴィ㈱をジェイコム関西に吸収合併しました。この結果、平成14年12月31日現在、運営局会社数は前年末比３社減少し１９社となっています。

加入者の獲得については、戸別訪問を営業活動の中心とするものの、コールセンター機能をさらに拡充・強化するとともに、ケーブルテレビ、高速インターネットサービス、電話の３サービスのバンドル化を進め、積極的な営業展開を行いました。

こうした日々の営業活動に加え、J-COM Broadbandブランドの更なる浸透を図り、より効果的な販売を実現するため、4月及び9月にテレビの全国放送網において、人気タレントを使ったコマーシャル・フィルムを放映いたしました。

以上の活動の結果、当連結会計年度の連結売上高は、対前期比33,295百万円、36.1%増加の125,502百万円となりました。これは、ケーブルテレビ高速インターネット接続、電話の各サービスの加入者増加によるものであります。

売上原価は、番組購入費、高速インターネット接続料、電話の接続料等、変動費の伸びが、ケーブルテレビサービス、高速インターネット接続サービス及び電話サービスの各売上高の伸び率を下回り、また、電柱使用料の引き下げもあり、対前期比19.6%増の80,329百万円となりました。販売費及び一般管理費は、前期に引き続き営業派遣社員による戸別訪問を中心とした積極的な営業政策を実施、コールセンターの拡大等により、給料・諸手当は対前期比18.5%の増加があったものの全体として対前期比17%の増加に留まりました。この結果、営業損失は対前期比12,400百万円(61.4%)減少し、7,793百万円となりました。

営業外損益では、関連会社の業績向上により持分損益がプラスに転じ、また棚卸資産処分損も減少したため、対前期比350百万円の改善となりました。これらの結果、経常損失は対前期比12,750百万円(54.1%)改善した10,839百万円まで減少しました。

特別利益では、補助金収入が734百万円減少したものの、特別損失では幹線のアップグレード工事がほぼ一段落したこともあり、当期の固定資産除却損失は1,157百万円と、対前期比1,268百万円減少しました。

従いまして、税金等調整前当期純損失は、対前期比13,430百万円改善した11,517百万円となり、これに法人税等や少数株主持分を加減した当期純損失は、対前期比52.7%減少の11,089百万円となりました。

当期における重要な設備投資は、集合住宅への各種サービス提供のための引込線工事等、加入者系の設備投資30,812百万円が中心でありますが、それ以外に札幌における幹線のアップグレード工事、新座市への延伸工事等の幹線・分配線設備に9,448百万円、従来からの方針に沿った関西、福岡、湘南等における電話事業拡大に関わる支出7,701百万円、福岡のメディアセンター他へのデジタルヘッドエンド設置等1,674百万円があります。

なお、財務面では、従来より進めて来たプロジェクトファイナンスによるシンジケーション借入交渉が大きく進捗致しました。また、株式上場は市場環境の一層の悪化のため見送らざるを得ませんでした。

当社が提供しております各サービスの概況は以下の通りであります。

○ケーブルテレビサービス

当会計年度において、㈱ジェイコム関東における幹線建設もあり、平成14年12月31日現在のケーブルテレビのホームパス世帯数は5,810千世帯となり、加入世帯数は1,423千世帯(前期末比約19%増)となりました。今後のデジタル化のための投資、コンテンツの充実、顧客サービス体制強化等に備えるべく、11月から一部の地域からベーシック料金の値上げを実施しました。

○電話サービス

九州地区を始め関東及び関西の新たな地域で電話事業を開始し、電話事業のホームパス世帯数は2,883千世帯に拡大、加入世帯数は350千世帯（前期末比約110%増）に増加いたしました。

○高速インターネット接続サービス

高速インターネット接続サービスのホームパス世帯数は、㈱ジェイコム湘南、㈱ジェイコム札幌を中心とした積極的な展開により、ケーブルテレビのホームパスに対して９９%となる5,750千世帯にまで拡大しました。加入世帯数は505千世帯（前期末比約57.3%増）と、５０万件を突破致しました。１１月には、一部の地域から若干の値下げを実施しました。

これらの結果、いずれかのサービスに加入している総加入世帯数は、1,591千世帯（前期末比約23.2%増）となり、また加入世帯当たりのサービス提供数は1.43 に達しました。

なお、事業の種類別セグメントの業績は、当社グループが単一セグメントのケーブルテレビ事業を行っているため、開示しておりません。また、所在地別業績については、本邦以外の国又は地域に所在する連結子会社及び重要な在外支店がないため、記載を省略しております。

(2) キャッシュ・フローの状況

(営業活動によるキャッシュ・フロー)

当期の税金等調整前当期純損失は、加入者数の拡大や接続世帯当りのサービス数の着実な伸びに伴い減価償却費は3,314百万円増加したにも拘らず対前期比53.8%、13,430百万円減少しました。この結果、借入金増加に因る支払利息及び支払保証料の増加(655百万円)はあったものの、棚卸資産の減少等による運転資本の改善(558百万円)、補助金収入の増加(13百万円)も加わり、対前期比14,498百万円改善した15,043百万円となりました。

(投資活動によるキャッシュ・フロー)

加入者設備関係の投資は引き続き活発に行った結果、対前期比5,026百万円増加しましたが、幹線延伸やアップグレード工事が山を越えたこと、新たなケーブルテレビ局の取得も当年度中は活発に行わなかったこと等の理由により、全体としての投資活動によるキャッシュ・フローは前期と比べ10,129百万円少ない56,667百万円となりました。

(財務活動によるキャッシュ・フロー)

営業活動によるキャッシュ・フローの大幅な増加と投資活動の一段落により当期中の短期ならびに長期の借入は大きく減少し、前期と比べ30,768百万円少ない40,560百万円の増加に留まりました。また借入金の圧縮と手元現金残高の縮小に努めた結果、当連結会計年度における連結ベースの現金及び現金同等物残高は、期首残高より1,064百万円少ない7,689百万円となりました。

2 【販売の状況】

当連結会計年度の販売実績は次のとおりであります。

区分	金額(千円)	前年同期比(%)
利用料収入等(注) 3	105,117,782	144.8%
その他の収入(注) 4	20,383,968	104.1%
合計	125,501,750	136.1%

(注) 1 金額には、消費税等は含まれておりません。

2 主な相手先別の販売実績については総販売実績に対する割合が10%以上の相手先はありませんので記載を省略しております。

3 利用料収入等の主な内訳は、加入者利用料収入103,545,711千円等であります。

4 その他の収入の主な内訳は、設備工事負担金収入2,800,974千円、引込線工事収入3,387,798千円、電波障害維持管理収入2,788,271千円等であります。

3 【対処すべき課題】

引き続き、加入者数の更なる拡大が当社にとって、第一の課題です。このためにも、各サービスの加入率を出来るだけ短期間に高めることが必要だと考えております。営業活動においては、ダイレクトマーケティングを柱としながらも、生産性の一層の向上を図るため、コールセンターによるマーケティング力の強化が急務と考えております。

デジタル化については、平成15年後半には、地上波のデジタル放送が３大都市圏で開始される予定でありますが、衛星デジタル、双方向サービス等の本格的普及・展開は当初の期待からは相当遅延しております。今後、欧米の動向や国内の衛星放送、地上波放送等の動きに十分注意しつつ、慎重に取り進めることとしています。

資金面では、安定資金の確保のために続けてきましたシンジケートローン交渉が大詰めを迎えました。さらに、株式市場が回復次第、懸案の株式上場を実現したいと考えております。

4 【経営上の重要な契約等】

(1) MSO契約

契約の名称	相手先名	契約内容	契約期間
「基本契約書」及び「覚書」	当社運営局(注)	当社による当社運営局に対する経営・業務協力	相手先毎に異なりますが、通常1年であり、契約満了の30日前までに見直しの申し入れがない限り、更に1年延長されます。

(注) ㈱ジェイコム東京、㈱ジェイコム関西、㈱ジェイコム関東、㈱ジェイコム札幌他15局

当社は当社運営局に対しMSO契約に基づき、以下の経営、運営指導サービスを提供しています。

・事業計画と予算作成の支援や指導を含む全ての営業と管理サービス

・番組の選定と調達

・総合研修や支援を含むセールスとマーケティング・プログラム

・一元化した包括的な顧客管理サービス(カスタマーサービス、課金・代金回収システムの構築を含む)

・ネットワークのデザイン・建設・保守の支援などを含む専門技術

・ネットワーク機器や建設資材の仕様や調達に対する支援

・標準化された会計・財務システムの整備及び統合運営

さらに、各運営局の社長を当社から派遣しております(調布ケーブルテレビジョン㈱を除く)。各運営局の取締役及び上級職員は毎月、当社の取締役と定例会議を開き財務、業績、営業、マーケティングに関し打合わせています。

当社運営局はJ-COM Broadbandブランドの下でサービスを提供し、上記経営、運営指導等サービスの対価として、当社に毎月加入者数に応じた手数料並びに機材調達に関する手数料の支払いを行います。当社の上記サービスにより顧客獲得等当社運営局の業績を向上させることができると考えています。

(2) 番組供給契約

契約の名称	相手先名	契約内容	契約期間
「有線テレビジョン放送番組供給契約書」等	番組供給事業者(注)	当社傘下局に対する衛星を経由した番組供給	相手先毎に異なりますが、通常1年であり、契約満了の3ヶ月以上前に他の当事者に対する書面による本契約の変更あるいは解約の通知がない限り、更に1年間延長されます。

(注) ㈱ケーブル・ソフト・ネットワーク、ジュピターゴルフネットワーク㈱他40社

(3) 相互接続協定

契約の名称	相手先名	契約内容	契約期間
「相互接続協定書」等	電気通信事業者(注)	電気通信事業法に基づく、当社傘下局と他の電気通信事業者との相互接続	相手先毎に異なりますが、通常特に定めておらず、解除の場合は一定の期間前までに相手方に書面で通知することとなっています。

(注) 東日本電信電話㈱、西日本電信電話㈱等、合計49社
上表のほか、電話サービスを開始した当社傘下局間でも相互接続協定を締結しています。

5 【研究開発活動】

該当事項はありません。

第３　【設備の状況】

１　【設備投資等の概要】

当連結会計年度の設備投資は、幹線延伸工事、幹線部分の光同軸ハイブリッド方式へのアップグレード工事、デジタルヘッドエンド設備、電話事業にかかる交換機及びホストデジタルターミナル並びに加入者設備工事を中心に実施しました。

幹線延伸工事については、㈱ジェイコム関西の各地域、ジェイコム関東㈱、浦和ケーブル・テレビ・ネットワーク㈱等の各営業地域において、幹線部分を約923km延伸し、平成14年12月末現在の総延長は約32,859kmとなりました。

この結果、当社運営局のケーブルテレビサービスのホームパス世帯数は、平成14年12月末現在で5,810千世帯となり前年度末比204千世帯の増加となりました。

次連結会計年度も引き続き幹線延伸による営業地域の拡大に努め、総額3,385百万円を投入し、幹線を約1,188km延伸する計画であります。

アップグレード工事は、多彩なブロードバンド（広帯域）サービスを提供するインフラとして、幹線を従来の450MHzの同軸方式から750MHzの光同軸ハイブリッド（HFC）方式へ移行させるもので、平成14年12月末現在当社運営局の幹線部分の約98％が完了しております。

工事が完了した地域より、順次高速インターネット接続サービスを開始し、平成14年12月末には高速インターネット接続サービスのホームパス世帯数は5,750千世帯（前年度末比396千世帯増）、同じく電話サービスでは2,883千世帯（同1,095千世帯増）となっております。

次連結会計年度では、総額で4,392百万円を投入し、当連結会計年度から継続工事中の一部地域を含む残る地域のアップグレード工事並びに集合住宅（ＭＤＵ）の双方向化対応工事を推進する計画であります。

デジタルヘッドエンド設備に対する投資は、デジタル化の計画が遅れたため、約1,000百万円の実績となりました。

電話サービスについては、平成13年度では㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム大和、㈱ジェイコム関西並びに㈱ジェイコム湘南の5社がサービス提供をしていましたが、当連結会計年度では、新たに10局でサービス提供を開始しました。これら電話サービスの提供地域拡大のため、交換機、ホストデジタルターミナル及び伝送装置として7,696百万円の設備投資を行いました。

次連結会計年度については、さらにサービス提供地域を拡大すべく約5,514百万円の投資を行う計画であります。

加入者設備工事（集合住宅（ＭＤＵ）への引込線工事を含む）は、当初計画より加入者数が89%増加（グロス）し、当初計画の30,992百万円に対し、約30,812百万円の実績となりました。引き続き加入者の獲得に最大限の努力をし、次連結会計年度の加入者設備工事には28,539百万円程度を投入する計画であります。

2 【主要な設備の状況】

当社グループ(当社及び連結子会社)の当連結会計年度(平成14年12月31日現在)における主要な設備は、次の通りであります。

(1) 提出会社

(平成14年12月31日現在)

事業所名(所在地)	設備の内容	帳簿価額(千円)					従業員数(名)
		建物及び構築物	機械装置及び運搬具	土地(面積千㎡)	その他	合計	
本社(東京都豊島区)	事務所設備・その他	64,497	—	—(—)	153,329	217,826	208
ジェイコムメデイアセンター(東京都練馬区)	その他設備	260,880	—	—(—)	17,283	278,163	29
ジェイコムメディアプラザ(福岡市中央区)	事務所設備	685,913	—	429,042(2)	5,583	1,120,538	45

(注) 1 主な賃借設備

本社事務所　支払賃料123,150千円(平成14年1月1日から平成14年12月31日までの支払額)

ジェイコムメデイアセンター　支払賃料108,000千円(平成14年1月1日から平成14年12月31日までの支払額)

2 ジェイコムメディアプラザは当社九州事務所の他、連結子会社である㈱ケーブルビジョン二十一及び福岡ケーブルネットワーク㈱が入居(賃貸)しております。

3 その他は工具・器具及び備品であります。

(2) 国内子会社

(平成14年12月31日現在)

会社名 (所在地)	設備の内容	帳簿価額(千円)					従業員数 (名)
		建物 及び構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計	
㈱ジェイコム東京 (東京都練馬区)	ケーブルテレビ放送設備等	12,234,445	3,739,539	— (—)	148,207	16,122,191	269
㈱ジェイコム群馬 (群馬高崎市)	同上	2,938,078	183,678	— (—)	50,990	3,172,746	34
㈱ジェイコム北九州 (北九州市小倉南区)	同上	5,021,203	541,771	320,924 (0)	32,525	5,916,423	87
土浦ケーブルテレビ㈱ (茨城県土浦市)	同上	2,951,531	327,975	— (—)	54,494	3,334,000	56
㈱ジェイコム関西 (大阪市天王寺区)	同上	19,818,798	5,187,192	99,917 (1)	521,557	25,627,464	428
福岡ケーブルネットワーク㈱ (福岡市中央区)	同上	4,965,474	2,342,880	121,445 (1)	95,977	7,525,776	148
浦和ケーブル・テレビ・ネットワーク㈱ (埼玉県さいたま市)	同上	3,122,705	537,458	— (—)	120,266	3,780,429	59
㈱ジェイコム湘南 (神奈川県横須賀市)	同上	9,791,013	1,992,388	197,160 (1)	274,303	12,254,864	172
㈱ケーブルネット神戸芦屋 (神戸市中央区)	同上	3,570,486	268,851	52,300 (0)	195,842	4,087,479	43
㈱メディアさいたま (埼玉県さいたま市)	同上	4,641,491	437,212	— (—)	50,183	5,128,886	57
㈱ジェイコム関東 (東京都豊島区)	同上	19,177,719	2,363,233	193,941 (3)	498,680	22,233,573	318
㈱ジェイコム札幌 (札幌市豊平区)	同上	7,100,827	630,342	372,558 (4)	277,299	8,381,026	93

(注) 1 主な賃借設備

九州電力㈱ 福岡市博多区・西区光ファイバー心線(幹線設備)

年間リース料 25,771千円 リース契約残高 457,444千円

2 その他は工具・器具及び備品並びに建設仮勘定であります。

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

会社名	所在地	設備の内容	投資予定額(千円) 総額	投資予定額(千円) 既支払額	資金調達方法	着手年月	完了予定年月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱ジェイコム湘南 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都豊島区 東京都練馬区 神奈川県横須賀市 福岡市中央区	加入者設備工事	20,981,083	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関東 土浦ケーブルテレビ㈱ ㈱ジェイコム湘南 ㈱ジェイコム東京 他13社	東京都豊島区 茨城県土浦市 神奈川県横須賀市 東京都練馬区	幹線延伸工事(タップ増設を含む)	3,384,523	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム札幌 ㈱ジェイコム関西 ㈱メディアさいたま 他13社	札幌市豊平区 大阪市天王寺区 さいたま市高鼻町	幹線の広帯域化・電話事業対応アップグレード	3,249,035	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム札幌 ㈱メディアさいたま ㈱ジェイコム関西 他14社	札幌市豊平区 さいたま市高鼻町 大阪市天王寺区	集合住宅設備のインターネット事業対応アップグレード	1,143,956	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム東京 ㈱ジェイコム関西 福岡ケーブルネットワーク㈱ 他15社	東京都練馬区 大阪市天王寺区 福岡市中央区	デジタル化対応設備投資	2,521,976	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱メディアさいたま 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都豊島区 東京都練馬区 さいたま市高鼻町 福岡市中央区	集合住宅への引込線工事及び電話事業対応	6,414,160	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関西 ㈱ジェイコム東京 ㈱ジェイコム関東 ㈱ジェイコム湘南 他14社	大阪市天王寺区 東京都練馬区 東京都豊島区 神奈川県横須賀市	電話事業に係る交換機及びホストデジタルターミナルおよび伝送装置等	5,513,630	―	自己資金及び借入	平成15年1月	平成15年12月

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の除却等

該当事項はありません。

当社は同軸ケーブルの幹線部分のアップグレードを実施しており、既存の設備の一部は工事の進展に伴い置き換えられる予定です。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
計	15,000,000

②　【発行済株式】

種類	事業年度末現在発行数(株)(平成14年12月31日)	提出日現在発行数(株)(平成15年３月28日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	3,934,285.74	3,934,285.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式(注)
計	3,934,285.74	3,934,285.74	―	―

(2)　【新株予約権等の状況】

①　新株予約権

平成14年７月８日開催の臨時株主総会決議によるもの

	事業年度末現在(平成14年12月31日)	提出日の前月末現在(平成15年２月28日)
新株予約権の数(個)	4,889	4,875
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	29,334 (新株予約権１個当たりの目的となる株式の数　６株)	29,250 (新株予約権１個当たりの目的となる株式の数　６株)
新株予約権の行使時の払込金額	新株予約権１個につき 552,000円	同左
新株予約権の行使期間	自　平成14年９月12日 至　平成24年８月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　92,000円 資本組入額　46,000円	同左
新株予約権の行使の条件	※	同左
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※新株予約権行使の条件

１　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株予約権を行使することができます。

2　新株予約権は、下記6の場合を除き、割当対象者に限り行使することができます。

3　割当対象者（但し、新株予約権の割当に際して取締役会が定める割当対象者名簿（以下、単に「割当対象者名簿」という。）に「非管理職」として記載されている割当対象者を除く。）は、平成15年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とします。

（ア）　平成15年9月12日から平成16年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができます。

（イ）　平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができます。

（ウ）　平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができます。

（エ）　平成18年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4　割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記3及び4の定めにかかわらず、下記8記載の「新株予約権割当契約」に定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記8記載の「新株予約権割当契約」に定めるところによるものとします。

7　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8　上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

② 商法等の一部を改正する法律(平成13年法律第128号)による改正前の商法(以下「旧商法」という。)第280条ノ19の規定に基づくストックオプションの内容等は次のとおりであります。

平成12年８月23日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成14年12月31日)	提出日の前月末現在 (平成15年２月28日)
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	2,088	2,088
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成12年９月11日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者（但し、非管理職を除く。）は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には、１株に切り上げた数とします。

（ア）平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

（イ）平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

（ウ）平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

（エ）平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　新株引受権付与後、被付与者が、当社又は当社グループ事業会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記３及び４の定めに拘らず、下記７記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

6　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記７記載の「新株引受権付与契約」に定めるところによるものとします。

7　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成12年８月23日開催の当社臨時株主総会決議及び同日開催の当社取締役会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

8　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

平成13年５月１日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成14年12月31日)	提出日の前月末現在 (平成15年２月28日)
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	126,706	126,586
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成13年９月12日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者（但し、非管理職を除く。）は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には、１株に切り上げた数とします。

（ア）平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

(イ) 平成14年9月12日から平成15年9月11日までは、付与株式数の4分の2について、行使することができる。
(ウ) 平成15年9月12日から平成16年9月11日までは、付与株式数の4分の3について、行使することができる。
(エ) 平成16年9月12日から平成22年8月23日までは、付与株式数のすべてについて、行使することができる。

4 被付与者のうち非管理職については、平成14年9月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年8月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5 上記3及び4の定めにかかわらず、被付与者のうち、新株引受権付与時点において、当社又は当社のグループ事業会社の役員若しくは従業員の地位を退任若しくは退職している認定支援者で当社が特に指定した者については、会社の新規株式公開の日又は平成13年9月12日のいずれか後に到来する日から2年間に限り、付与された新株引受権の全部又は一部を行使することができます。

6 新株引受権付与後、被付与者が、当社又は当社グループ会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記3及び4の定めに拘らず、下記8記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

7 新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株予約権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記8記載の「新株引受権付与契約」に定めるところによるものとします。

8 上記の他、被付与者が当社又は当社のグループ事業会社の役員又は従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成13年4月27日開催の取締役会決議及び平成13年5月1日開催の当社臨時株主総会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

9 また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成10年1月21日 (注)1	40,000.00	594,000.00	2,000,000	29,700,000	—	—
平成10年4月10日 (注)2	80,000.00	674,000.00	4,000,000	33,700,000	—	—
平成11年7月28日 (注)3	124,000.00	798,000.00	6,200,000	39,900,000	—	—
平成12年2月26日 (注)4	54,000.00	852,000.00	2,700,000	42,600,000	—	—
平成12年5月10日 (注)5	66,000.00	918,000.00	3,300,000	45,900,000	—	—
平成12年9月1日 (注)6	393,428.58	1,311,428.58	1,100,000	47,000,000	1,637,589	1,637,589
平成12年9月30日 (注)7	2,622,857.16	3,934,285.74	2,622	47,002,622	—	1,637,589

(注) 1 有償株主割当(554:40) 発行価格 50,000円
資本組入額 50,000円
2 有償株主割当(594:80) 発行価格 50,000円
資本組入額 50,000円
3 有償株主割当(674:124) 発行価格 50,000円
資本組入額 50,000円
4 有償株主割当(798:54) 発行価格 50,000円
資本組入額 50,000円
5 有償株主割当(852:66) 発行価格 50,000円
資本組入額 50,000円
6 ㈱タイタス・コミュニケーションズ(現㈱ジェイコム関東)との株式交換(交換比率1:約0.32)
7 有償株主割当(1:2) 発行価格 1円
資本組入額 1円

(4) 【所有者別状況】

(平成14年12月31日現在)

区分	株式の状況								端株の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数(人)	—	1	—	3	5	1	—	9	—
所有株式数(株)	—	303,500	—	1,584,734	2,046,051	13,409	—	3,934,285	0.74
所有株式数の割合(%)	—	7.71	—	40.28	52.01	0.34	—	100.00	—

(注) 自己株式0.34株は「端株の状況」に含めて記載しております。

(5) 【大株主の状況】

(平成14年12月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
住友商事㈱	東京都中央区晴海1－8－11	1,427,346.00	36.28
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	28.00
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052-6399, USA	605,296.06	15.39
シティトラスト信託銀行㈱	東京都品川区2－3－14 シティコープセンター	303,500.00	7.71
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	7.00
三井物産㈱	東京都千代田区大手町1－2－1	78,694.00	2.00
松下電器産業㈱	大阪府門真市大字門真1006	78,694.00	2.00
Liberty Japan Ⅱ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.28
リー　ダニエルズ	東京都渋谷区大山町33－9	13,409.34	0.34
計	―	3,934,285.40	100.00

(注)　Liberty Japan Ⅱ, Inc. の所有株式50,346株は、住友商事㈱から平成14年3月28日付で証券取引法に基づく公開買付により取得したものです。

(6) 【議決権の状況】

① 【発行済株式】

(平成14年12月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	—	—	—
完全議決権株式(その他)	普通株式 3,934,285.00	3,934,285	権利内容に何ら限定のない当社における標準的な株式
端株	普通株式 0.74	—	同上 (注)
発行済株式総数	3,934,285.74	—	—
総株主の議決権	—	3,934,285	—

(注) 端株には、当社所有の自己株式0.34株が含まれております。

② 【自己株式等】

(平成14年12月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
—	—	—	—	—	—
計	—	—	—	—	—

(7) 【ストックオプション制度の内容】

① 平成14年7月8日開催の臨時株主総会決議によるもの

平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てました。

決議年月日	平成14年7月8日臨時株主総会決議
付与対象者の区分及び人数	当社取締役1名、当社監査役1名、当社従業員499名、当社の子会社及び関連会社の取締役、監査役及び従業員246名
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株予約権の行使時の払込金額	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

② 平成12年８月23日開催の臨時株主総会決議によるもの

平成12年８月23日開催の当社臨時株主総会の特別決議及び同日開催の当社取締役会決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与いたしました。

決議年月日	平成12年８月23日臨時株主総会決議
付与対象者の区分及び人数	平成12年８月23日開催の当社臨時株主総会終結時に在任または在籍する当社の取締役７名、従業員378名、平成12年９月１日付けで新たに当社の取締役として就任した者６名及び同日付で新たに当社の従業員として入社した者６名並びに新事業創出促進法第11条の５第２項に定める当社認定支援者1,505名
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

③ 平成13年５月１日開催の臨時株主総会決議によるもの

平成13年４月27日開催の当社取締役会の決議及び平成13年５月１日開催の当社臨時株主総会の特別決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与致しました。

決議年月日	平成13年５月１日臨時株主総会決議
付与対象者の区分及び人数	平成13年５月１日開催の当社臨時株主総会の特別決議に基づく新株引受権にかかる権利付与日において当社に在任または在職する当社の取締役12名、従業員461名、及び新事業創出促進法第11条ノ５第２項に定める当社認定支援者1,397名。但し、付与対象者のうち、平成12年８月23日開催の当社臨時株主総会の特別決議に基づき商法第280条ノ19及び新事業創出促進法第11条ノ５第２項に定める新株引受権を付与された者については、当社の求めに従って、所定の期間内に当該新株引受権全てにつき放棄を行ったことを条件とします。
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

2 【自己株式の取得等の状況】

(1) 【定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3 【配当政策】

当社は株主に対する利益還元を経営の重要な課題の一つとして位置付けています。しかしながら、当社は累積損失を計上し、設立以来配当を実施しておらず、内部留保資金もありません。また当面は当社事業の確立、発展のために多くの資金を必要としておりますので、当社は、配当金による株主への利益還元は当面実施しない予定であります。

4 【株価の推移】

当社株式は、非上場であり、かつ店頭登録もしておりませんので、該当事項はありません。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴		所有株式数（株）
取締役社長 代表取締役		森 泉 知 行	昭和23年1月3日生	昭和45年4月 平成5年1月 平成7年1月 平成8年10月 平成12年2月 平成15年1月 平成15年3月	住友商事㈱入社 米国住友商事会社 SCOA投資事業部 米国住友商事会社 Phoenixcor Inc.会長 ジュピター・ショップチャンネル㈱代表取締役 ㈱ジュピター・プログラミング代表取締役 ジュピターサテライト放送㈱代表取締役 当社社長付 当社代表取締役社長就任（現在）	—
取締役副社長 代表取締役		グレゴリー アームストロング	昭和21年9月27日生	昭和46年1月 平成6年8月 平成10年1月 平成12年9月 平成14年1月	Viacom Cablevision of SF入社 Tele-Communications International, Inc.入社 Senior Vice President of Cable Operation Liberty Media International, Inc. Managing Director, Latin America On Command Corporation Executive Vice President and Chief Operating Officer 当社代表取締役副社長就任(現在)	—
取締役副社長	企画・管理担当	吉 田 幸 弘	昭和20年8月10日生	昭和43年4月 平成3年6月 平成8年2月 平成10年4月 平成11年4月 平成13年4月 平成14年3月 平成15年3月	住友商事㈱入社 同投資事業本部海外事業部長 米国住友商事会社(同社投資事業部長) 住友商事㈱理事兼米国住友商事会社(同社副社長) 同理事 メディア事業本部副本部長 同理事 情報産業総括部長(現在) 当社監査役就任 当社取締役副社長就任（現在）	—
常務取締役	財務・経理担当	庄 子 進	昭和17年2月12日生	昭和40年4月 平成6年7月 平成8年6月 平成9年9月	住友商事㈱入社 同社機電経理部長 当社取締役就任 当社常務取締役就任(現在)	—
常務取締役	対外企画担当	平 山 泰 史	昭和19年1月9日生	昭和42年4月 昭和63年3月 平成8年1月 平成8年6月 平成9年9月	住友商事㈱入社 米国住友商事 当社社長室長 当社取締役就任 当社常務取締役就任(現在)	—

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		中井戸 信英	昭和21年年11月1日生	昭和46年4月	住友商事㈱入社	—
				平成4年6月	同社 機械システム部長	
				平成9年4月	米国住友商事会社(同社サンフランシスコ支店長兼サンタクララ駐在員事務所長)	
				平成10年4月	住友商事㈱理事 エレクトロニクス本部副本部長	
				平成10年6月	同社 取締役 エレクトロニクス本部副本部長	
				平成11年4月	同社 取締役 エレクトロニクス本部長	
				平成13年4月	同社 取締役 ネットワーク事業本部長 eビジネス事業部担当	
				平成14年4月	同社 代表取締役常務 情報産業事業部門長補佐 ネットワーク事業本部長 eビジネス事業担当 (現在)	
				平成15年3月	当社取締役就任 (現在)	
取締役		吉井 伸吾	昭和22年年8月23日生	昭和46年4月	住友商事㈱入社	—
				平成7年8月	同社 名古屋支社機電部長	
				平成10年4月	同社 情報通信第一事業部長 兼 中部支社機電部長	
				平成12年4月	同社 理事 メディア事業本部副本部長 情報産業業務部長 情報通信第一事業部長	
				平成13年4月	同社 理事 ネットワーク事業本部副本部長 eビジネス事業部副担当	
				平成14年4月	同社 理事 メディア事業本部長 (現在)	
				平成15年3月	当社取締役就任 (現在)	
取締役		青木 二仁	昭和22年3月13日生	昭和45年5月	住友商事㈱入社	—
				平成10年12月	住友商事㈱ケーブルテレビ事業部長	
				平成11年3月	当社取締役就任(現在)	
				平成11年4月	住友商事㈱ケーブルテレビ・衛星事業部長	
				平成13年4月	同社理事 メディア事業本部副本部長 ケーブルテレビ・衛星事業部長(現在)	
				平成14年4月	同社理事 情報産業事業部門長付 (現在)	
取締役		ミランダ カーチス	昭和30年11月26日生	平成4年5月	TCI International, Inc. 入社	—
				平成7年1月	当社取締役就任(現在)	
				平成8年9月	同社 Executive Vice President	
				平成11年2月	Liberty Media International, Inc. President(現在)	
取締役		グラハム ホリス	昭和27年1月9日生	平成6年7月	TCI International, Inc. 入社	—
				平成7年5月	同社(現 Liberty Media International, Inc.) Executive Vice President & CFO(現在)	
				平成10年3月	当社監査役就任	
				平成12年9月	当社取締役就任(現在)	
取締役		西村 泰重	昭和10年10月25日生	昭和34年4月	住友商事㈱入社	—
				平成7年1月	当社代表取締役社長	
				平成10年3月	当社顧問	
				平成10年11月	Liberty Media Corp. 在日顧問(現在)	
				平成12年9月	当社取締役就任(現在)	

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		ヘンリー ヴィジル	昭和33年1月9日生	平成7年9月 平成9年1月 平成11年1月 平成12年9月	Microsoft Corp. General Manager, Internet Commerce Business Unit 同社 Senior Director, Digital Television Grp. 同社 Vice President, Consumer Strategy & Partnerships(現在) 当社取締役就任(現在)	—
取締役		サンジェイ チェッダ	昭和41年11月24日生	昭和63年8月 平成4年9月 平成7年8月 平成8年10月 平成10年5月 平成11年1月 平成13年5月 平成15年3月	Salomon Brothers Corporate Financial Analyst Microsoft Corp. Product Manager, Consumer Division 同社 Product Planning Manager, MSN 同社 Program Manager, Internet Platforms and Tools Division, Commercial Systems Division Group Program Manager, Platforms Division Director, Business Development and Investments Managing Director, Corporate Development (現在) 当社取締役就任 (現在)	—
監査役 常勤		小 林 孔 次	昭和22年4月4日生	昭和45年4月 昭和61年5月 平成4年4月 平成7年12月 平成11年6月 平成14年1月 平成14年3月	住友商事㈱入社 米国住友商事会社(ニューヨーク駐在) 同社財経本部資金部長付 同社財務グループ財務部参事(シンガポール駐在) SUMICORP CAPITAL ASIA PTE. LTD. 事務従事 同社財務グループ参事(ロンドン駐在) SUMITOMO CORPORATION CAPITAL EUROPE PLC事務従事 同社メディア事業本部参事(現在) 当社監査役就任(現在)	—
監査役		林 正 俊	昭和31年1月20日	昭和53年4月 平成8年7月 平成12年5月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 メディア事業本部長付 同社 情報産業業務部長付 同社 情報産業総括部長付 同社 メディア事業本部映像メディア事業部長 同社 情報産業総括部長 (現在) 当社監査役就任 (現在)	—
監査役		ダリル ドーリントン	昭和19年3月9日生	平成8年1月 平成10年3月 平成10年5月 平成12年9月	㈱ジュピタープログラミングCOO就任 当社取締役就任 Liberty Media International, Inc. General Manager (Japan)(現在) 当社監査役就任(現在)	—
監査役		スー プロヴァン	昭和40年5月28日生	平成7年7月 平成10年7月 平成12年9月	TCI International, Inc. Controller Liberty Media International, Inc. Director of Finance(現在) 当社監査役就任(現在)	—
計						—

(注) 監査役小林孔次、林 正俊、スー プロヴァンは「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

第５　【経理の状況】

１　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しております。

なお、前事業年度(平成13年１月１日から平成13年12月31日まで)は、改正前の財務諸表等規則に基づき、当事業年度(平成14年１月１日から平成14年12月31日まで)は、改正後の財務諸表等規則に基づいて作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度(平成13年１月１日から平成13年12月31日まで)及び前事業年度(平成13年１月１日から平成13年12月31日まで)並びに当連結会計年度(平成14年１月１日から平成14年12月31日まで)及び当事業年度(平成14年１月１日から平成14年12月31日まで)の連結財務諸表及び財務諸表について、朝日監査法人の監査を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

		前連結会計年度 (平成13年12月31日)			当連結会計年度 (平成14年12月31日)		
区分	注記番号	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			8,752,714			4,989,062	
2 受取手形及び売掛金			7,792,846			8,692,023	
3 たな卸資産			5,656,256			4,595,656	
4 その他			4,050,220			5,292,740	
貸倒引当金			△151,840			△243,805	
流動資産合計			26,100,196	11.4		23,325,676	9.1
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物及び構築物	※2,3	136,965,470			144,005,585		
減価償却累計額		△35,451,612	101,513,858		△42,281,142	101,724,443	
(2) 機械装置及び運搬具	※2,3	23,111,329			32,720,710		
減価償却累計額		△9,408,536	13,702,793		△12,843,127	19,877,583	
(3) 工具・器具及び備品	※2	2,692,331			2,561,197		
減価償却累計額		△1,508,627	1,183,704		△1,364,982	1,196,215	
(4) 土地	※2		1,630,886			1,981,230	
(5) 建設仮勘定			2,278,578			1,580,872	
有形固定資産合計			120,309,819	52.3		126,360,343	49.4
2 無形固定資産							
(1) 営業権			386,692			261,517	
(2) 連結調整勘定			9,634,753			6,897,550	
(3) ソフトウェア			894,649			2,160,174	
(4) その他			63,430			68,350	
無形固定資産合計			10,979,524	4.8		9,387,591	3.7
3 投資その他の資産							
(1) 投資有価証券	※1		3,182,051			3,901,406	
(2) 長期貸付金			575,767			546,527	
(3) 長期前払費用			65,373,203			88,039,326	
(4) その他			3,440,288			4,113,475	
貸倒引当金			△59,925			△85,146	
投資その他の資産合計			72,511,384	31.5		96,515,588	37.8
固定資産合計			203,800,727	88.6		232,263,522	90.9
Ⅲ 繰延資産							
1 開業費			11,831			466	
2 新株発行費			81,026			16,020	
繰延資産合計			92,857	0.0		16,486	0.0
資産合計			229,993,780	100.0		255,605,684	100.0

区分	注記番号	前連結会計年度（平成13年12月31日）			当連結会計年度（平成14年12月31日）		
		金額（千円）		構成比（%）	金額（千円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
1　買掛金			15,255,415			14,535,581	
2　短期借入金	※2		199,199,235			238,925,140	
3　賞与引当金			—			654,948	
4　未払法人税等			88,970			323,917	
5　その他			7,207,710			5,223,432	
流動負債合計			221,751,330	96.4		259,663,018	101.6
Ⅱ　固定負債							
1　長期借入金	※2		27,268,025			28,096,985	
2　退職給付引当金			1,269,767			1,663,892	
3　その他			5,574,250			5,422,908	
固定負債合計			34,112,042	14.8		35,183,785	13.8
負債合計			255,863,372	111.3		294,846,803	115.4
（少数株主持分）							
少数株主持分			6,287,520	2.7		4,004,562	1.6
（資本の部）							
Ⅰ　資本金			47,002,623	20.4		47,002,623	18.4
Ⅱ　資本準備金			1,637,590	0.7		1,637,590	0.6
Ⅲ　欠損金			80,797,325	△35.1		91,885,894	△35.9
資本合計			△32,157,112	△14.0		△43,245,681	△16.9
負債、少数株主持分及び資本合計			229,993,780	100.0		255,605,684	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日) 金額(千円)		百分比(%)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		百分比(%)
Ⅰ 売上高			92,206,714	100.0		125,501,750	100.0
Ⅱ 売上原価			67,144,761	72.8		80,328,706	64.0
売上総利益			25,061,953	27.2		45,173,044	36.0
Ⅲ 販売費及び一般管理費							
1 給料・諸手当		23,951,001			28,382,566		
2 設備賃借料		3,959,784			4,454,761		
3 連結調整勘定償却額		4,315,349			3,284,773		
4 その他		13,028,935	45,255,069	49.1	16,843,606	52,965,706	42.2
営業損失			20,193,116	△21.9		7,792,662	△6.2
Ⅳ 営業外収益							
1 受取利息		16,274			15,503		
2 受取配当金		203			1,214		
3 持分法による投資利益		—			139,498		
4 損害保険受取金		24,986			35,685		
5 その他		504,689	546,152	0.6	681,148	873,048	0.7
Ⅴ 営業外費用							
1 支払利息		2,694,666			2,036,312		
2 支払保証料		—			1,059,799		
3 持分法による投資損失		247,797			—		
4 営業権償却		88,406			124,157		
5 たな卸資産処分損		262,079			80,923		
6 新株発行費償却		92,649			60,056		
7 その他		556,605	3,942,202	4.3	558,144	3,919,391	3.1
経常損失			23,589,166	△25.6		10,839,005	△8.6
Ⅵ 特別利益							
1 補助金収入		1,221,369			487,689		
2 その他		229,395	1,450,764	1.6	37,994	525,683	0.4
Ⅶ 特別損失							
1 固定資産除却損	※1	2,425,428			1,156,979		
2 退職給付会計基準変更時差異償却		309,478			—		
3 その他		73,683	2,808,589	3.0	46,421	1,203,400	1.0
税金等調整前当期純損失			24,946,991	△27.0		11,516,722	△9.2
法人税、住民税及び事業税			89,872	0.1	332,524		
法人税等調整額			—		△32,482	300,042	0.2
少数株主損失			1,591,457	1.7		728,195	0.6
当期純損失			23,445,406	△25.4		11,088,569	△8.8

③ 【連結剰余金計算書】

		前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)		当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)	
区分	注記番号	金額(千円)		金額(千円)	
Ⅰ 欠損金期首残高			57,351,919		80,797,325
Ⅱ 欠損金増加高			—		—
Ⅲ 当期純損失			23,445,406		11,088,569
Ⅳ 欠損金期末残高			80,797,325		91,885,894

④ 【連結キャッシュ・フロー計算書】

		前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
区分	注記番号	金額(千円)	金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー			
1 税金等調整前当期純損失		△24,946,991	△11,516,722
2 減価償却費		18,437,704	21,751,559
3 連結調整勘定償却額		4,315,349	3,284,773
4 新株発行費償却		92,649	60,056
5 貸倒引当金の増加額(又は減少額(△))		△127,327	117,186
6 受取利息及び受取配当金		△16,477	△16,717
7 支払利息		2,694,666	2,036,312
8 支払保証料		—	1,059,799
9 持分法による投資利益(△)(又は投資損失)		247,797	△139,498
10 固定資産除却損		2,425,428	1,156,979
11 売上債権の増加額		△562,600	△900,092
12 たな卸資産の減少額		75,486	1,060,600
13 仕入債務の減少額(△)		△699,841	△64,886
14 その他の流動資産の減少額(又は増加額(△))		376,502	△107,167
15 補助金収入		△1,221,369	△487,689
16 営業権償却		88,406	124,157
17 その他		1,438,236	349,767
小計		2,617,618	17,768,417
18 利息及び配当金の受取額		16,477	16,717
19 利息の支払額		△2,863,525	△2,024,939
20 保証料の支払額		—	△1,493,324
21 補助金の受取額		828,673	841,695
22 法人税等の支払額		△53,822	△65,095
営業活動によるキャッシュ・フロー		545,421	15,043,471
Ⅱ 投資活動によるキャッシュ・フロー			
1 有形固定資産の取得による支出		△31,062,567	△21,715,928
2 長期前払費用の支払額		△27,015,700	△32,042,019
3 投資有価証券の取得による支出		△5,076,853	△2,684,033
4 連結の範囲の変更を伴う子会社株式の取得による支出		△2,721,114	—
5 その他		△919,856	△224,958
投資活動によるキャッシュ・フロー		△66,796,090	△56,666,938
Ⅲ 財務活動によるキャッシュ・フロー			
1 短期借入金の純増加額		73,439,980	39,899,320
2 長期借入れによる収入		5,541,620	3,330,000
3 長期借入金の返済による支出		△7,593,526	△2,674,455
4 その他		△59,933	4,950
財務活動によるキャッシュ・フロー		71,328,141	40,559,815
Ⅳ 現金及び現金同等物に係る換算差額		—	
Ⅴ 現金及び現金同等物の増加額		5,077,472	△1,063,652
Ⅵ 現金及び現金同等物の期首残高		3,675,242	8,752,714
Ⅶ 現金及び現金同等物の期末残高		8,752,714	7,689,062

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
1 連結の範囲に関する事項 連結子会社 22社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1 企業の概況 4 関係会社の状況」に記載しております。 前連結会計年度において持分法適用会社であったアットホームジャパン㈱は、当連結会計年度中の株式の追加取得により、連結子会社となっております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった堺ケーブルテレビ㈱を吸収合併しております。 前連結会計年度において持分法適用会社であった㈱藤沢ケーブルテレビは、当連結会計年度における株式の追加取得により連結子会社となり、同じく連結子会社であった㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、㈱ジェイコム湘南と商号を変更しております。 当連結会計年度における株式の新規取得により、㈱和泉シーエーティヴィ、㈱ケーブルネットワークやちよ、㈱スーパーネットワークユーの3社を新たに連結子会社としております。 前連結会計年度において連結子会社であった㈱ジュピター群馬は㈱ジェイコム群馬に、同じく連結子会社であった㈱タイタス・コミュニケーションズは㈱ジェイコム関東に、同じく連結子会社であった㈱タイタス相鉄は㈱ジェイコム大和に商号を変更しております。	1 連結の範囲に関する事項 連結子会社 20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1 企業の概況 4 関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱及び和泉シーエーティヴィ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当連結会計年度における新規設立により、㈱ジェイコムファイナンスを新たに連結子会社としております。 前連結会計年度において連結子会社であったアットホームジャパン㈱は、当連結会計年度に、アットネットホーム㈱と商号を変更しております。
2 持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、ケーブルスカイネット企画㈱	2 持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、グリーンシティケーブルテレビ㈱ 当連結会計年度における株式の新規取得により、グリーンシティケーブルテレビ㈱を新たに持分法適用会社としております。 前連結会計年度において持分法適用会社であったケーブルスカイネット企画㈱は当連結会計年度において清算しております。
3 連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。	3 連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。

前連結会計年度 (自　平成13年１月１日 至　平成13年12月31日)	当連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)
４　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 移動平均法に基づく原価法によっております。	４　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法(評価差額は全部資本注入法により処理し、売却原価は主として移動平均法により算定)によっております。 時価のないもの 移動平均法に基づく原価法によっております。
ロ　たな卸資産 主として移動平均法に基づく低価法によっております。	ロ　たな卸資産 同左
(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 定額法によっております。なお、耐用年数及び残存価額については法人税法に規定する方法と同一の基準によっておりますが、「建物及び構築物」に含めております幹線・分配線については、見積耐用年数(15年)に基づいております。	(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 同左
ロ　無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間に基づく定額法によっております。 営業権 商法に基づく期間均等償却を行っております。	ロ　無形固定資産 ソフトウェア 同左 営業権 同左
ハ　長期前払費用 定額法によっております。(償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)	ハ　長期前払費用 同左
(3) 繰延資産の処理方法 イ　開業費 商法に基づく期間均等償却を行っております。 ロ　新株発行費 商法に基づく期間均等償却を行っております。	(3) 繰延資産の処理方法 イ　開業費 同左 ロ　新株発行費 同左
(4) 重要な引当金の計上基準 イ　貸倒引当金 債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。	(4) 重要な引当金の計上基準 イ　貸倒引当金 同左
	ロ　賞与引当金：従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。
ロ　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上しております。	ハ　退職給付引当金 同左

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 (6) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められる以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。 (7) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。 (8) 消費税等の会計処理 税抜方式によっております。	(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左 (6) 重要なリース取引の処理方法 同左 (7) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左 ロ　ヘッジ手段とヘッジ対象 同左 ハ　ヘッジ方針 同左 ニ　ヘッジ有効性評価の方法 同左 (8) 消費税等の会計処理 同左
5　連結子会社の資産及び負債の評価に関する事項 連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	5　連結子会社の資産及び負債の評価に関する事項 同左
6　連結調整勘定の償却に関する事項 連結調整勘定の償却については、原則として5年間の均等償却としております。	6　連結調整勘定の償却に関する事項 同左
7　利益処分項目等の取扱いに関する事項 連結剰余金計算書は、連結会計年度中に確定した連結会社の損失処理に基づいて作成しております。	7　利益処分項目等の取扱いに関する事項 同左
8　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。	8　連結キャッシュ・フロー計算書における資金の範囲 同左

（表示方法の変更）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
――――――	（連結損益計算書） 前連結会計年度において営業外費用の「支払利息」に含めておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため、「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。 （連結キャッシュフロー計算書） 前連結会計年度において、営業活動によるキャッシュ・フローの「支払利息」に含めて表示しておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。

(追加情報)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(退職給付会計) 当連結会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会　平成10年6月16日))を適用しております。会計基準変更時差異につきましては、当連結会計期間に一括して特別損失に計上しております。 この結果、従来の方法によった場合に比べ、当連結会計期間の退職給付費用が426,107千円増加し、経常損失は116,629千円、税金等調整前当期純損失は426,107千円それぞれ増加しております。 また、「退職給与引当金」は「退職給付引当金」に含めて表示しております。	―――――
(金融商品会計) 当連結会計期間から、金融商品に係る会計基準(金融商品に係る会計基準の設定に関する意見書(企業会計審議会　平成11年1月22日))を適用し、有価証券の評価の方法及び貸倒引当金の設定方法等について変更しております。この変更が損益に及ぼす影響は軽微であります。 また、期首時点で保有する有価証券の保有目的を検討し、全ての有価証券は投資有価証券(投資その他の資産の「その他」に含む)として表示しております。これにより流動資産の有価証券から投資有価証券に期首時点で2,505千円振り替えております。 当連結会計期間において、その他有価証券のうち時価のあるものについては、平成12年大蔵省令第9号附則第3項により、時価評価は行っておりません。 なお、当連結会計期間末日におけるその他有価証券に係る貸借対照表計上額は2,505千円、時価は1,591千円、その他有価証券評価差額金相当額は△530千円、及び繰延税金資産相当額は384千円であります。	―――――
(外貨建取引等会計処理基準) 当連結会計期間から改定後外貨建取引会計処理基準(「外貨建取引会計処理基準の改定に関する意見書」(企業会計審議会　平成11年10月22日))を適用しております。この変更による影響はありません。	―――――
―――――	(賞与引当金) 従来、流動負債の「その他」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年2月14日)が公表されたことにより、当連結会計年度から「賞与引当金」として表示しております。なお、前連結会計年度末の未払従業員賞与は583,587千円であります。

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成13年12月31日)	当連結会計年度 (平成14年12月31日)
※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　928,842千円	※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　1,373,784千円
※2　担保資産 このうち設備資金借入金7,915,980千円(長期借入金7,424,815千円、一年内返済予定の長期借入金491,165千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　6,301,015千円 機械装置及び運搬具　317,509 土地　433,990 計　7,052,514	※2　担保資産 このうち設備資金借入金7,424,815千円(長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　4,125,748千円 機械装置及び運搬具　259,770 土地　433,990 計　4,819,508
※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,432,741千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,181,996千円、機械装置及び運搬具250,745千円であります。	※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。
4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　101,818千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　715,960千円 摘要　銀行借入保証	4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証

(連結損益計算書関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
※1　固定資産除却損の内容は、次の通りであります。 建物及び構築物　1,901,126千円 機械装置及び運搬具　59,434 工具・器具及び備品　83,170 建設仮勘定　108,117 ソフトウェア　273,581 計　2,425,428	※1　固定資産除却損の内容は、次の通りであります。 建物及び構築物　975,736千円 機械装置及び運搬具　57,571 工具・器具及び備品　65,214 建設仮勘定　33,875 ソフトウェア　24,583 計　1,156,979 2　当期に実施した補助金及び工事負担金による圧縮記帳額は、39,661千円であります。

(連結キャッシュ・フロー計算書関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高　8,752,714千円 現金及び現金同等物期末残高　8,752,714 2　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに㈱藤沢ケーブルテレビ、㈱ケーブルネットワークやちよ、和泉シーエーティヴィ㈱、アットホームジャパン㈱及び㈱スーパーネットワークユーを連結したことに伴う連結開始時の資産及び負債の内訳並びに当該株式の取得価額と取得のための支出(純額)との関係は次の通りであります。 流動資産　5,526,318千円 固定資産　7,151,440 繰延資産　4,576 連結調整勘定　5,231,222 流動負債　△4,947,030 固定負債　△2,053,667 少数株主持分　△2,670,533 株式の取得価額　8,242,326 期首株式取得価額　△1,166,551 当期取得価額　7,075,775 被合併会社の現金及び現金同等物　△4,354,661 差引：取得のための支出　2,721,114	1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高　4,989,062千円 預け金　2,700,000 現金及び現金同等物期末残高　7,689,062

(リース取引関係)

<table>
<tr><th>前連結会計年度
(自　平成13年1月1日
至　平成13年12月31日)</th><th>当連結会計年度
(自　平成14年1月1日
至　平成14年12月31日)</th></tr>
<tr><td>1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

| | 取得価額相当額(千円) | 減価償却累計額相当額(千円) | 期末残高相当額(千円) |
建物及び構築物 2,695,636 / 110,579 / 2,585,057
機械装置及び運搬具 979,244 / 446,135 / 533,109
工具・器具及び備品 35,939,990 / 10,912,015 / 25,027,975
ソフトウェア 465,436 / 142,652 / 322,784
合計 40,080,306 / 11,611,381 / 28,468,925

(2) 未経過リース料期末残高相当額
1年内　6,510,845千円
1年超　23,358,679
合計　29,869,524
(3) 支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　6,519,899千円
減価償却費相当額　5,724,653
支払利息相当額　1,074,568
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
(5) 利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。
2　オペレーティングリース取引
未経過リース料
1年内　201,481千円
1年超　1,350,655
合計　1,552,136</td>
<td>1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

| | 取得価額相当額(千円) | 減価償却累計額相当額(千円) | 期末残高相当額(千円) |
建物及び構築物 3,810,526 / 331,325 / 3,479,201
機械装置及び運搬具 908,311 / 469,216 / 439,095
工具・器具及び備品 44,229,766 / 16,359,900 / 27,869,866
ソフトウェア 654,083 / 259,610 / 394,473
合計 49,602,686 / 17,420,051 / 32,182,635

(2) 未経過リース料期末残高相当額
1年内　7,952,299千円
1年超　26,091,865
合計　34,044,164
(3) 支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　8,801,240千円
減価償却費相当額　7,841,109
支払利息相当額　1,300,476
(4) 減価償却費相当額の算定方法
同左
(5) 利息相当額の算定方法
同左
2　オペレーティングリース取引
未経過リース料
1年内　604,227千円
1年超　5,491,674
合計　6,095,901</td></tr>
</table>

(有価証券関係)

前連結会計年度(平成13年12月31日現在)

有価証券

時価評価されていない有価証券

内容	連結貸借対照表計上額(千円)
その他有価証券 非上場株式(店頭売買株式を除く)	3,179,546
合計	3,179,546

当連結会計年度(平成14年12月31日現在)

有価証券

1.時価のある有価証券

区分	取得原価(千円)	連結貸借対照表計上額(千円)	差額(千円)
その他有価証券			
株式	662	662	0
合計	662	662	0

2.時価評価されていない有価証券

内容	連結貸借対照表計上額(千円)
その他有価証券 非上場株式(店頭売買株式を除く)	3,900,744
合計	3,900,744

(デリバティブ取引関係)

1　取引の状況に関する事項

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を行なっております。 その他のデリバティブ取引はありません。	(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を行なっております。 その他のデリバティブ取引はありません。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 (ヘッジ手段とヘッジ対象) ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 (ヘッジ方針) 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 (ヘッジ有効性評価の方法) 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。
(2) 取引に対する取組方針 当社連結グループは、相場変動リスクにさらされている資産・負債に係るリスクを回避する目的にのみ、デリバティブ取引を利用する方針をとっております。	(2) 取引に対する取組方針 同左
(3) 取引に関わるリスクの内容 当社連結グループの先物為替予約取引は、為替相場の変動によるリスクをヘッジする目的で行なっております。為替予約取引は、取引実行後の為替変動による利得の機会を失うことを除き、市場リスクを有しておりません。 なお、当社連結グループは信用度の高い金融機関のみを取引相手として為替予約取引を行なっており、信用リスクはほとんどないと判断しております。	(3) 取引に関わるリスクの内容 同左
(4) 取引に係るリスク管理体制 当社連結グループは、外貨建の営業債務等発生の都度、財務部が為替持高規程に基づき、原則当該営業債務等と見合いの金額に紐付きで為替予約を付しております。	(4) 取引に係るリスク管理体制 同左
(5) 取引の時価等に関する事項についての補足説明 為替予約取引のうち、期末に外貨建金銭債権債務等に振り当てたことにより、当該外貨建金銭債権債務等の換算を通じて連結財務諸表に計上されているものは、時価等の開示の対象に含まれておりません。	(5) 取引の時価等に関する事項についての補足説明 同左

2　取引の時価等に関する事項

前連結会計年度末(平成13年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

当連結会計年度末(平成14年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

(退職給付関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 2　退職給付債務に関する事項 ①　退職給付債務　1,269,767千円 ②　退職給付引当金　1,269,767千円 (注1)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注2)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は729,595千円であります。 3　退職給付費用に関する事項 ①　勤務費用　135,959千円 ②　利息費用　33,039千円 ③　会計基準変更時差異の費用処理額　309,478千円 ④　数理計算上の差異の費用処理額　123,679千円 ⑤　退職給付費用　602,245千円 4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率3％ ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。 ⑤　会計基準変更時差異の処理年数 会計基準変更時差異は発生年度に一括費用処理しております。	1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 2　退職給付債務に関する事項 ①　退職給付債務　1,663,892千円 ②　退職給付引当金　1,663,892千円 (注1)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注2)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は1,484,390千円であります。 3　退職給付費用に関する事項 ①　勤務費用　225,228千円 ②　利息費用　38,093千円 ③　数理計算上の差異の費用処理額　166,868千円 ④　退職給付費用　430,249千円 4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率2.5％ ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。

(税効果会計関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)		当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	
繰延税金資産の発生の主な原因別の内訳		繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	39,948,329千円	税務上の繰越欠損金	39,663,097千円
その他	1,760,862	その他	4,788,944
繰延税金資産小計	41,709,191	繰延税金資産小計	44,452,041
評価性引当額	△41,709,191	評価性引当額	△44,452,041
繰延税金資産合計	―	繰延税金資産合計	―

(セグメント情報)

【事業の種類別セグメント情報】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前連結会計年度(自　平成13年１月１日　至　平成13年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報は該当ありません。

当連結会計年度(自　平成14年１月１日　至　平成14年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報は該当ありません。

【海外売上高】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

当社連結グループは海外売上高が発生しないため、記載を省略しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは海外売上高が発生しないため、記載を省略しております。

【関連当事者との取引】

前連結会計年度(自 平成13年1月1日 至 平成13年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接 37.56	兼任2	一般の商取引・当社への投資	営業取引以外の取引	支払保証料	450,088	支払保証料	—
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接 37.56	兼任2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	59,700,000	—	—
その他の関係会社	Liberty Japan, inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接 28.00	—	当社への投資	営業取引以外の取引	被債務保証	75,000,000	—	—
その他の関係会社	Microsoft, Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接 15.39	—	当社への投資	営業取引以外の取引	被債務保証	56,300,000	—	—

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント㈱	東京都中央区	800,000	住商グループを中心とした融資等	—	—	短期資金の供給	営業取引以外の取引	資金の借入	17,645,000	短期借入金	27,700,000
									利息の支払	527,873	未払費用	3,167

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接36.28	兼任2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	66,722,000	—	—
									保証料の支払	734,116	未払費用	36,452
その他の関係会社	Liberty Japan, Inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接28.00	—	当社への投資	営業取引以外の取引	資金の借入	39,650,000	短期借入金	39,650,000
									利息の支払	300,698	未払費用	54,624
									被債務保証	97,150,000	—	—
									保証料の支払	407,264	未払費用	108,112
その他の関係会社	Microsoft, Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接15.39	—	当社への投資	営業取引以外の取引	資金の借入	6,613,000	短期借入金	6,613,000
									利息の支払	27,515	未払費用	5,729
									被債務保証	64,913,000	—	—
									保証料の支払	351,944	未払費用	98,736

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント㈱	東京都中央区	800,000	住商グループを中心とした融資等	—	—	短期資金の供給	営業取引以外の取引	資金の借入	7,022,000	短期借入金	34,722,000
									利息の支払	289,919	未払費用	2,036

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

（１株当たり情報）

前連結会計年度 (自　平成13年１月１日 至　平成13年12月31日)	当連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)
１株当たり純資産額　△8,173.56円 １株当たり当期純損失　5,959.25円 なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。	１株当たり純資産額　△10,992.00円 １株当たり当期純損失　2,818.45円 なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。

（重要な後発事象）

前連結会計年度 (自　平成13年１月１日 至　平成13年12月31日)	当連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28% リバティメディアグループ　36.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	１　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２．株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%

⑤ 【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高 (千円)	当期末残高 (千円)	平均利率 (%)	返済期限
短期借入金	197,023,460	236,395,000	1.0162	―
1年以内に返済予定の長期借入金	2,175,775	2,530,140	0.8214	―
長期借入金(1年以内に返済予定のものを除く。)(注)2,3	27,628,025	28,096,985	0.4997	平成29年
その他の有利子負債	―	―	―	―
合計	226,467,260	267,022,125	―	―

(注) 1 「平均利率」については、期末借入金残高に対する加重平均利率を記載しております。

2 日本政策投資銀行からの無利息による長期借入金が22,246,915千円含まれております。

3 長期借入金(1年以内に返済予定のものを除く)に係る返済スケジュールは次の通りであります。

返済スケジュール	金額
平成16年12月期	2,950,430千円
平成17年12月期	3,136,550千円
平成18年12月期	4,991,000千円
平成19年12月期	2,389,000千円

(2) 【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

		前事業年度 (平成13年12月31日)			当事業年度 (平成14年12月31日)		
区分	注記番号	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			270,110			383,603	
2 売掛金	※1		7,801,771			8,549,460	
3 商品			586,017			419,842	
4 前払費用			40,021			44,761	
5 前渡金			140,000			368,434	
6 短期貸付金	※1		163,733,000			194,529,000	
7 その他			117,211			2,901,293	
貸倒引当金			△3,034,316			△3,065,076	
流動資産合計			169,653,816	72.8		204,131,319	75.0
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物		1,079,644			1,178,561		
減価償却累計額		△72,573	1,007,070		122,854	1,055,707	
(2) 構築物		48,077			48,577		
減価償却累計額		△4,001	44,075		6,687	41,890	
(3) 工具・器具及び備品		130,239			297,584		
減価償却累計額		△43,752	86,487		72,632	224,951	
(4) 土地			429,042			429,042	
有形固定資産合計			1,566,675	0.7		1,751,590	0.6
2 無形固定資産							
(1) 商標権			8,463			6,352	
(2) ソフトウェア			314,041			1,069,267	
(3) 電話加入権			8,717			9,178	
無形固定資産合計			331,222	0.2		1,084,798	0.4
3 投資その他の資産							
(1) 投資有価証券			2,224,915			2,504,156	
(2) 関係会社株式			57,845,607			60,730,690	
(3) 関係会社出資金			—			3,000	
(4) 長期貸付金			349,967			290,975	
(5) 関係会社長期貸付金			324,875			334,406	
(6) 長期前払費用			542,361			741,127	
(7) 差入保証金			232,734			389,497	
(8) その他投資			—			354,600	
貸倒引当金			△189,183			△156,623	
投資その他の資産合計			61,331,276	26.3		65,191,828	24.0
固定資産合計			63,229,175	27.2		68,028,218	25.0
Ⅲ 繰延資産							
1 新株発行費			17,086			—	
繰延資産合計			17,086	0.0		—	—
資産合計			232,900,078	100.0		272,159,537	100.0

区分	注記番号	前事業年度 (平成13年12月31日) 金額(千円)		構成比(%)	当事業年度 (平成14年12月31日) 金額(千円)		構成比(%)
(負債の部)							
Ⅰ 流動負債							
1 買掛金	※1		6,246,714			7,821,833	
2 短期借入金			188,200,000			228,785,000	
3 1年以内返済長期借入金			2,800,000			—	
4 未払金			846,686			181,020	
5 未払費用			1,160,518			712,376	
6 未払法人税等			8,502			8,400	
7 預り金			32,712			38,336	
8 賞与引当金			—			199,402	
9 その他			104,897			63,490	
流動負債合計			199,400,031	85.6		237,809,858	87.4
Ⅱ 固定負債							
1 退職給付引当金			555,311			1,275,794	
固定負債合計			555,311	0.2		1,275,794	0.4
負債合計			199,955,343	85.8		239,085,653	87.8
(資本の部)							
Ⅰ 資本金	※2		47,002,622	20.2		47,002,622	17.3
Ⅱ 資本準備金			1,637,589	0.7		1,637,589	0.6
Ⅲ 欠損金							
1 当期未処理損失			15,695,477			15,566,327	
欠損金合計			15,695,477	△6.7		15,566,327	△5.7
資本合計			32,944,735	14.2		33,073,884	12.2
負債及び資本合計			232,900,078	100.0		272,159,537	100.0

② 【損益計算書】

区分	注記番号	前事業年度 (自 平成13年1月1日 至 平成13年12月31日) 金額(千円)		百分比(%)	当事業年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		百分比(%)
Ⅰ 売上高	※1		50,294,647	100.0		57,058,603	100.0
Ⅱ 売上原価							
1 商品期首たな卸高		216,860			586,017		
2 当期商品仕入高		41,009,925			44,983,473		
合計		41,226,785			45,569,490		
3 商品期末たな卸高		586,017	40,640,768	80.8	419,842	45,149,648	79.1
売上総利益			9,653,879	19.2		11,908,955	20.9
Ⅲ 販売費及び一般管理費							
1 俸給諸給与		2,943,966			2,946,970		
2 賞与引当金繰入額		—			199,402		
3 退職給付費用		97,770			428,385		
4 福利厚生費		864,095			1,467,910		
5 地代家賃		426,264			515,129		
6 業務委託費		3,390,186			4,257,541		
7 減価償却費		125,862			203,483		
8 雑費		1,120,207	8,968,353	17.8	1,299,449	11,318,271	19.8
営業利益			685,525	1.4		590,683	1.1
Ⅳ 営業外収益							
1 受取利息	※1	1,204,582			2,372,730		
2 受取保証料	※1	326,293			117,409		
3 為替差益		—			13,131		
4 その他		32,034	1,562,911	3.1	29,457	2,532,727	4.4
Ⅴ 営業外費用							
1 支払利息	※1	1,029,374			1,783,030		
2 支払保証料	※1	877,740			1,059,799		
3 新株発行費償却		32,064			17,086		
4 為替差損		120,601			—		
5 その他		26,150	2,085,930	4.2	9,554	2,869,471	5.0
経常利益			162,505	0.3		253,940	0.5
Ⅵ 特別利益							
1 商品不具合に係る補償収入		—			25,209		
2 貸倒引当金戻入益		27,800			1,800		
3 その他		—	27,800	0.1	241	27,251	0.0
Ⅶ 特別損失							
1 貸倒引当金繰入額		3,220,000			—		
2 関係会社株式評価損		1,780,000			—		
3 投資有価証券処分損		—			21,592		
4 退職給付会計基準変更時差異償却		177,464			—		
5 転籍者に係る退職給付引当金積立不足額繰入		—			92,146		
6 固定資産除却損	※3	3,569			5,266		
7 商品廃棄損		—	5,181,034	10.3	24,636	143,642	0.3
税引前当期純利益(損失(△))			△4,990,728	△9.9		137,549	0.2
法人税、住民税及び事業税	※2		8,502	0.0		8,400	0.0
当期純利益(損失(△))			△4,999,230	△9.9		129,149	0.2
前期繰越損失			10,696,246			15,695,477	
当期未処理損失			15,695,477			15,566,327	

③ 【損失処理計算書】

区分	注記番号	前事業年度 (平成14年3月26日) 金額(千円)		当事業年度 (平成15年3月27日) 金額(千円)	
Ⅰ 当期未処理損失			15,695,477		15,566,327
Ⅱ 損失処理額			—		—
Ⅲ 次期繰越損失			15,695,477		15,566,327

(注) 日付は株主総会承認年月日であります。

重要な会計方針

前事業年度 (自 平成13年1月1日 至 平成13年12月31日)	当事業年度 (自 平成14年1月1日 至 平成14年12月31日)
1 有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 移動平均法に基づく原価法 その他有価証券 時価のないもの…移動平均法に基づく原価法	1 有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 同左 その他有価証券 同左
2 たな卸資産の評価基準及び評価方法 移動平均法に基づく低価法によっております。	2 たな卸資産の評価基準及び評価方法 同左
3 固定資産の減価償却の方法 イ 有形固定資産:定額法によっております。 耐用年数と残存価額は法人税法の規定によっております。 ロ 無形固定資産: ソフトウェア 自社利用分については、社内における利用可能期間に基づく定額法によっております。 ハ 長期前払費用:定額法によっております。	3 固定資産の減価償却の方法 イ 有形固定資産:同左 ロ 無形固定資産: ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 ハ 長期前払費用:同左
4 繰延資産の処理方法 新株発行費:商法に基づく期間均等償却を行なっております。	4 繰延資産の処理方法 新株発行費:同左
5 引当金の計上基準 イ 貸倒引当金:債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。 ロ 退職給付引当金:従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。	5 引当金の計上基準 イ 貸倒引当金:同左 ロ 賞与引当金: 従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。 ハ 退職給付引当金:同左
6 重要なヘッジ会計の方法 イ ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ ヘッジ手段とヘッジ対象 ヘッジ手段:為替予約 ヘッジ対象:外貨建金銭債権債務 ハ ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	6 重要なヘッジ会計の方法 イ ヘッジ会計の方法:同左 ロ ヘッジ手段とヘッジ対象:同左 ハ ヘッジ方針:同左 ニ ヘッジ有効性評価の方法:同左
7 リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	7 リース取引の処理方法 同左
8 消費税等の処理方法 税抜方式によっております。	8 消費税等の処理方法 同左

（追加情報）

前事業年度 （自　平成13年1月1日 至　平成13年12月31日）	当事業年度 （自　平成14年1月1日 至　平成14年12月31日）
（退職給付会計） 当会計期間から退職給付に係る会計基準（「退職給付に係る会計基準の設定に関する意見書」（企業会計審議会平成10年6月16日））を適用しております。 会計基準変更時差異につきましては、当会計期間に一括して特別損失に計上しております。 この結果、従来の方法によった場合に比べ、退職給付費用が212,810千円増加し、経常損失は35,346千円、税引前当期純損失は212,810千円それぞれ増加しております。	（賞与引当金） 従来、流動負債の「未払費用」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会平成13年2月14日）が公表されたことにより、当事業年度末から「賞与引当金」として表示しております。なお、前事業年度末の未払従業員賞与は126,782千円であります。 また、この変更に伴い、販売費及び一般管理費の「賞与引当金繰入額」を当事業年度より区分掲記しております。なお、前事業年度は「俸給諸給与」に126,782千円含まれております。
（金融商品関係） 当会計期間から、金融商品に係る会計基準（金融商品に係る会計基準の設定に関する意見書（企業会計審議会平成11年1月22日））を適用し、貸倒引当金の設定方法等について変更しております。 この変更が損益に及ぼす影響は軽微であります。	――――――
（外貨建取引等会計処理基準） 当会計期間から改定後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改定に関する意見書」（企業会計審議会　平成11年10月22日））を適用しております。この変更による影響はありません。	――――――

注記事項

（貸借対照表関係）

前事業年度 （平成13年12月31日）	当事業年度 （平成14年12月31日）
※1　関係会社に対する資産・負債 売掛金　7,053,967千円 短期貸付金　163,733,000千円 買掛金　231,368千円 ※2　会社が発行する株式の総数　15,000,000株 発行済株式総数　3,934,285.74株 3　保証債務 被保証先　関西ケーブルネット㈱ 金額　715,960千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　101,818千円 摘要　銀行借入保証	※1　関係会社に対する資産・負債 売掛金　8,202,494千円 短期貸付金　194,529,000千円 短期借入金　46,263,000千円 ※2　会社が発行する株式の総数　15,000,000株 発行済株式総数　3,934,285.74株 3　保証債務 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　145,464千円 摘要　銀行借入保証

（損益計算書関係）

前事業年度 （自　平成13年1月1日 至　平成13年12月31日）			当事業年度 （自　平成14年1月1日 至　平成14年12月31日）		
※1	関係会社に対する売上高	43,213,283千円	※1	関係会社との取引に係るものが次のとおり含まれております。	
				関係会社への売上高	52,116,334千円
				関係会社よりの受取利息	2,363,833千円
				関係会社よりの受取保証料	117,409千円
				関係会社への支払利息	328,212千円
				関係会社への支払保証料	1,059,799千円
※2	住民税の均等割額であります。		※2	同左	
※3	固定資産除却損の内容		※3	固定資産除却損の内容	
	建物	2,068千円		建物	817千円
	工具・器具及び備品	1,501千円		工具・器具及び備品	4,448千円
	計	3,569千円		計	5,266千円

（リース取引関係）

<table>
<tr><th>前事業年度
（自　平成13年１月１日
至　平成13年12月31日）</th><th>当事業年度
（自　平成14年１月１日
至　平成14年12月31日）</th></tr>
<tr><td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
1.借主側
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額
<table><tr><th></th><th>取得価額相当額（千円）</th><th>減価償却累計額相当額（千円）</th><th>期末残高相当額（千円）</th></tr><tr><td>車輛運搬具</td><td>4,097</td><td>2,267</td><td>1,829</td></tr><tr><td>工具・器具及び備品</td><td>533,585</td><td>237,024</td><td>296,561</td></tr><tr><td>ソフトウェア</td><td>95,515</td><td>22,162</td><td>73,352</td></tr><tr><td>合計</td><td>633,198</td><td>261,454</td><td>371,743</td></tr></table>(2) 未経過リース料期末残高相当額
一年以内　127,855千円
一年超　253,408
合計　381,263
(3) 支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　142,310千円
減価償却費相当額　129,153
支払利息相当額　14,786
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
(5) 利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。
――――――</td>
<td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
1.借主側
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額（関係会社への転貸分を除く）
<table><tr><th></th><th>取得価額相当額（千円）</th><th>減価償却累計額相当額（千円）</th><th>期末残高相当額（千円）</th></tr><tr><td>車輛運搬具</td><td>1,845</td><td>569</td><td>1,275</td></tr><tr><td>工具・器具及び備品</td><td>669,402</td><td>274,213</td><td>395,189</td></tr><tr><td>ソフトウェア</td><td>98,515</td><td>42,135</td><td>56,379</td></tr><tr><td>合計</td><td>769,763</td><td>316,918</td><td>452,844</td></tr></table>(2) 未経過リース料期末残高相当額（関係会社への転貸分を含む）
一年以内　610,010千円
一年超　1,714,972
合計　2,324,983
(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く）
支払リース料　181,436千円
減価償却費相当額　166,116
支払利息相当額　17,329
(4) 減価償却費相当額の算定方法
同左
(5) 利息相当額の算定方法
同左
2.貸主側（関係会社への転貸）
未経過リース料期末残高相当額
１年以内　440,680千円
１年超　1,419,926
合計　1,860,606</td></tr>
</table>

（有価証券関係）

前事業年度及び当事業年度における子会社及び関連会社株式で時価のあるものはありません。

(税効果会計関係)

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)		当事業年度 (自　平成14年1月1日 至　平成14年12月31日)	
繰延税金資産の発生の主な原因別の内訳		繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	2,960,714千円	税務上の繰越欠損金	1,559,525千円
貸倒引当金繰入限度超過額	1,137,156	貸倒引当金繰入限度超過額	1,182,551
関係会社株式評価損	747,600	関係会社株式評価損	747,600
その他	292,788	その他	659,478
繰延税金資産小計	5,138,258	繰延税金資産小計	4,149,155
評価性引当額	△5,138,258	評価性引当額	△4,149,155
繰延税金資産合計	―	繰延税金資産合計	―

(1株当たり情報)

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)		当事業年度 (自　平成14年1月1日 至　平成14年12月31日)	
1株当たり純資産額	8,373.75円	1株当たり純資産額	8,406.57円
1株当たり当期純損失	1,270.68円	1株当たり当期純利益	32.82円
なお、潜在株式調整後1株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。		なお、潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。	

（重要な後発事象）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）	当事業年度 （自　平成14年１月１日 至　平成14年12月31日）
株式の公開買付 　当社の発行済株式総数の35％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28％)することを目的として、証券取引法に基づく公開買付を実施致しました。 　平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28％ リバティメディアグループ　36.28％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.34％ 100.00％	1　プロジェクトファイナンスによる借入の合意 　平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 　重要な担保提供資産の種類は下記のとおりです。 　関係会社株式（但し対象会社部分）、建物、土地、その他。 2　株式の公開買付 　当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 　平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28％ 住友商事㈱　28.28％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.34％ 100.00％

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(千円)
(投資有価証券)		
その他有価証券		
ケーブルネット埼玉（株）	1,000	50,000
関西ケーブルネット（株）	13,553	1,733,937
阪神シティケーブル（株）	8,280	720,218
計	22,833	2,504,155

【有形固定資産等明細表】

資産の種類	前期末残高(千円)	当期増加額(千円)	当期減少額(千円)	当期末残高(千円)	当期末減価償却累計額又は償却累計額(千円)	当期償却額(千円)	差引当期末残高(千円)
有形固定資産							
建物	1,079,644	100,308	1,391	1,178,561	122,854	50,854	1,055,707
構築物	48,077	500	—	48,577	6,687	2,685	41,890
工具・器具及び備品	130,239	172,208	4,863	297,584	72,632	29,295	224,951
土地	429,042	—	—	429,042	—	—	429,042
建設仮勘定	—	104,809	104,809	—	—	—	—
有形固定資産計	1,687,003	377,826	111,065	1,953,765	202,174	82,835	1,751,590
無形固定資産							
商標権	—	—	—	21,108	14,756	2,110	6,352
ソフトウェア	—	—	—	1,339,370	270,103	108,937	1,069,267
電話加入権	—	—	—	9,178	—	—	9,178
無形固定資産計	—	—	—	1,369,656	284,859	111,048	1,084,798
長期前払費用	576,761	213,225	4,859	785,127	44,000	9,600	741,127
繰延資産							
新株発行費	96,194	—	—	96,194	96,194	17,086	—
繰延資産計	96,194	—	—	96,194	96,194	17,086	—

（注） 無形固定資産については、資産総額の１％以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金(千円)			47,002,622	—	—	47,002,622
資本金のうち既発行株式	普通株式	(株)	(3,934,285.74)	(—)	(—)	(3,934,285.74)
	普通株式	(千円)	47,002,622	—	—	47,002,622
	計	(株)	(3,934,285.74)	(—)	(—)	(3,934,285.74)
	計	(千円)	47,002,622	—	—	47,002,622
資本準備金及びその他の資本剰余金	(資本準備金) 株式払込剰余金	(千円)	1,637,589	—	—	1,637,589
	計	(千円)	1,637,589	—	—	1,637,589
利益準備金及び任意積立金		(千円)	—	—	—	—
	計	(千円)	—	—	—	—

(注) 当期末における自己株式は0.34株であります。

【引当金明細表】

区分	前期末残高 (千円)	当期増加額 (千円)	当期減少額 (目的使用) (千円)	当期減少額 (その他) (千円)	当期末残高 (千円)
貸倒引当金	3,223,500	3,221,700	—	3,223,500	3,221,700
賞与引当金	—	199,402	—	—	199,402

(注) 貸倒引当金の当期減少額の「その他」欄の金額は、法人税法の規定による洗替額であります。

(2) 【主な資産及び負債の内容】

a 資産の部

イ 現金及び預金

区分	金額(千円)
現金	—
普通預金	383,603
合計	383,603

ロ 売掛金

(イ)相手先別内訳

相手先	金額(千円)
㈱ジェイコム関西	1,944,322
㈱ジェイコム関東	1,109,351
㈱ジェイコム東京	757,497
㈱ジェイコム札幌	712,601
㈱ジェイコム湘南	502,785
その他	3,522,904
合計	8,549,460

(ロ)売掛金滞留状況

期首残高(千円) (A)	当期発生高(千円) (B)	当期回収高(千円) (C)	当期末残高(千円) (D)	回収率(%) $\frac{(C)\times 100}{(A)+(B)}$	滞留期間(日) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
7,801,771	59,911,533	59,163,844	8,549,460	87%	49.8日

(注) 当期発生高には、消費税等が含まれております。

ハ 商品

区分	金額(千円)
ケーブルテレビ局向けの資機材	419,842
合計	419,842

ニ　短期貸付金

区分	金額(千円)
(有)ジェイコムファイナンス	188,811,000
㈱ケーブルビジョン二十一	5,718,000
合計	194,529,000

ホ　関係会社株式

区分	金額(千円)
㈱ジェイコム関西	18,498,355
㈱ジェイコム東京	8,419,918
㈱ジェイコム湘南	7,654,247
アットネットホーム㈱	5,348,563
㈱ジェイコム北九州	2,776,420
㈱ジェイコム関東	2,737,589
㈱ケーブルネット神戸芦屋	2,198,259
㈱スーパーネットワークユー	2,006,250
㈱メディアさいたま	1,582,788
㈱木更津ケーブルテレビ	1,149,000
その他	8,359,299
合計	60,730,690

b　負債の部

イ　買掛金

相手先	金額(千円)
アリスインターナショナルジャパン㈱	1,106,365
TELLABS Ltd.	748,625
㈱ブロードネットマックス	727,796
日本電気㈱	630,029
㈱ワウワウ	540,949
その他	4,068,067
合計	7,821,833

ロ　短期借入金

相手先	金額(千円)
住友信託銀行㈱	60,000,000
Liberty Japan, Inc.	39,650,000
住友商事フィナンシャルマネジメント㈱	34,722,000
㈱三井住友銀行	29,100,000
㈱みずほコーポレート銀行	19,700,000
㈱東京三菱銀行	16,500,000
シティバンク銀行東京支店	15,000,000
バンク・オブ・アメリカ・エヌ・エイ東京支店	7,500,000
Microsoft Holdings V, Inc.	6,613,000
合計	228,785,000

(注)　㈱富士銀行、㈱日本興業銀行、㈱第一勧業銀行は平成14年4月1日に統合し、㈱みずほコーポレート銀行となっております。

(3) 【その他】

該当事項はありません。

第６　【提出会社の株式事務の概要】

決算期	12月31日
定時株主総会	毎決算期の翌日から３ヶ月以内
株主名簿閉鎖の期間	――――
基準日	12月31日
株券の種類	１株券、10株券、100株券、1,000株券
中間配当基準日	６月30日
１単元の株式数	――――
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
名義書換手数料	無料
新券交付手数料	一枚当たり　印紙税相当額
端株の買取り	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
買取手数料	無料
公告掲載新聞名	日本経済新聞
株主に対する特典	該当事項はありません。

（注）　当社は、商法220条ノ２第１項に規定する端株原簿を作成しております。

第７　【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1) 臨時報告書　　平成14年１月４日
関東財務局長に提出。

証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第９号の規定(代表取締役の異動)に基づく臨時報告書であります。

(2) 臨時報告書　　平成14年２月25日
関東財務局長に提出。

証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第３号の規定(特定子会社の異動)に基づく臨時報告書であります。

(3) 有価証券報告書及びその添付書類	事業年度(第８期)	自　平成13年１月１日 至　平成13年12月31日	平成14年３月29日 関東財務局長に提出。
(4) 有価証券届出書及びその添付書類			平成14年７月９日 関東財務局長に提出。
(5) 半期報告書	(第９期中)	自　平成14年１月１日 至　平成14年６月30日	平成14年９月27日 関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

監査報告書

平成14年３月29日

株式会社ジュピターテレコム
代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征二郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成13年１月１日から平成13年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成13年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当連結会計年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により連結財務諸表を作成している。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前連結会計年度の監査報告書に記載された事項を電子化したものであります。

監 査 報 告 書

平成15年３月28日

株式会社ジュピターテレコム
　代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征 二 郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

監査報告書

平成14年３月29日

株式会社ジュピターテレコム
代表取締役社長　石橋庸敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野口征二郎	㊞
関与社員	公認会計士	水谷英滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成13年１月１日から平成13年12月31日までの第８期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成13年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当事業年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前事業年度の監査報告書に記載された事項を電子化したものであります。

監査報告書

平成15年３月28日

株式会社ジュピターテレコム

代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征二郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成14年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成15年４月11日
【事業年度】	第９期(自　平成14年１月１日　至　平成14年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03) 5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03) 5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【縦覧に供する場所】	該当事項はありません。

1 【有価証券報告書の訂正報告書の提出理由】

平成15年3月28日に提出いたしました第9期(自　平成14年1月1日　至　平成14年12月31日)の有価証券報告書の記載事項の一部に誤りがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第5　経理の状況

1　連結財務諸表等

(1) 連結財務諸表

注記事項

(重要な後発事象)

2　財務諸表

(1) 財務諸表

注記事項

(重要な後発事象)

3 【訂正箇所】

訂正箇所は_____を付して示しております。

第一部 【企業情報】

第５ 【経理の状況】

１ 【連結財務諸表等】

(1) 【連結財務諸表】

注記事項

（重要な後発事象）

（訂正前）

前連結会計年度 (自 平成13年１月１日 至 平成13年12月31日)	当連結会計年度 (自 平成14年１月１日 至 平成14年12月31日)
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱ 36.28% リバティメディアグループ 36.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%	１ プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のＪＣＦへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２.株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ 44.28% 住友商事㈱ 28.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%

（訂正後）

<table>
<tr><th>前連結会計年度
（自　平成13年１月１日
至　平成13年12月31日）</th><th>当連結会計年度
（自　平成14年１月１日
至　平成14年12月31日）</th></tr>
<tr><td>株式の公開買付
当社の発行済株式総数の35％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化（各36.28％）することを目的として、証券取引法に基づく公開買付を実施致しました。

平成14年３月28日現在の新株主構成は下記の通りです。
住友商事㈱　36.28％
リバティメディアグループ　36.28％
Microsoft Holdings V, Inc　15.39％
日興シティ信託銀行㈱　7.71％
三井物産㈱　2.00％
松下電器産業㈱　2.00％
リー　ダニエルズ　0.34％
100.00％</td><td>1　プロジェクトファイナンスによる借入の合意
平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。
重要な担保提供資産の種類は下記のとおりです。
幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。
2．株式の公開買付
当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。

平成15年３月28日現在の新株主構成は下記の通りです。
リバティメディアグループ　44.28％
住友商事㈱　28.35％
Microsoft Holdings V, Inc　15.39％
日興シティ信託銀行㈱　7.71％
三井物産㈱　2.00％
松下電器産業㈱　2.00％
リー　ダニエルズ　0.27％
100.00％</td></tr>
</table>

2 【財務諸表等】

(1) 【財務諸表】

注記事項

(重要な後発事象)

(訂正前)

<table>
<tr><th>前事業年度
(自 平成13年1月1日
至 平成13年12月31日)</th><th>当事業年度
(自 平成14年1月1日
至 平成14年12月31日)</th></tr>
<tr><td>株式の公開買付
当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。

平成14年3月28日現在の新株主構成は下記の通りです。
住友商事㈱ 36.28%
リバティメディアグループ 36.28%
Microsoft Holdings V, Inc 15.39%
日興シティ信託銀行㈱ 7.71%
三井物産㈱ 2.00%
松下電器産業㈱ 2.00%
リー ダニエルズ 0.34%
100.00%</td><td>1 プロジェクトファイナンスによる借入の合意
平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、JCFが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のJCFへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、JCFからインターカンパニーローンとして貸付けられることになります。
重要な担保提供資産の種類は下記のとおりです。
関係会社株式(但し対象会社部分)、建物、土地、その他。

2 株式の公開買付
当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。

平成15年3月28日現在の新株主構成は下記の通りです。
リバティメディアグループ 44.28%
住友商事㈱ 28.28%
Microsoft Holdings V, Inc 15.39%
日興シティ信託銀行㈱ 7.71%
三井物産㈱ 2.00%
松下電器産業㈱ 2.00%
リー ダニエルズ 0.34%
100.00%</td></tr>
</table>

（訂正後）

<table>
<tr><th>前事業年度
（自　平成13年１月１日
至　平成13年12月31日）</th><th>当事業年度
（自　平成14年１月１日
至　平成14年12月31日）</th></tr>
<tr><td>株式の公開買付
　当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。

　平成14年３月28日現在の新株主構成は下記の通りです。
住友商事㈱　36.28%
リバティメディアグループ　36.28%
Microsoft Holdings V, Inc　15.39%
日興シティ信託銀行㈱　7.71%
三井物産㈱　2.00%
松下電器産業㈱　2.00%
リー　ダニエルズ　0.34%
100.00%</td><td>1　プロジェクトファイナンスによる借入の合意
　平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。
　重要な担保提供資産の種類は下記のとおりです。
　関係会社株式（但し対象会社部分）、建物、土地、その他。

2　株式の公開買付
　当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。

　平成15年３月28日現在の新株主構成は下記の通りです。
リバティメディアグループ　44.28%
住友商事㈱　28.35%
Microsoft Holdings V, Inc　15.39%
日興シティ信託銀行㈱　7.71%
三井物産㈱　2.00%
松下電器産業㈱　2.00%
リー　ダニエルズ　0.27%
100.00%</td></tr>
</table>

第四部　提出会社の保証会社等の情報

該当事項はありません。

第五部　特別情報

該当事項はありません。

取締役会議事録

２００３年４月２日
株式会社ジュピターテレコム

原本と相違ないことを証明致します。

平成15年 4月28日

株式会社ジュピターテレコム
代表取締役　　森泉　知行

取締役会議事録

1．日時　平成１５年４月２日（水曜日）　午前９時００分

2．開催場所

東京都豊島区東池袋四丁目41番24号　本店会議室
東京都中央区晴海一丁目8番11号　住友商事㈱会議室
アメリカ合衆国コロラド州エングルウッド、リバティーブルバード12300
リバティーメディアコーポレーション会議室
アメリカ合衆国ワシントン州レッドモンド、ワン・マイクロソフト・ウェイ
マイクロソフトコーポレーション会議室

3．出席取締役及び監査役

当社本店会議室　　取締役 森泉 知行、取締役 グレゴリー・アームストロング
　　取締役 吉田 幸弘、取締役 庄子 進
　　監査役 小林 孔次
住友商事㈱会議室　　取締役 吉井 伸吾、取締役 青木 二仁、監査役 林 正俊
リバティーメディアコーポレーション会議室　取締役 グラハム・ホリス
マイクロソフトコーポレーション会議室　取締役 サンジェイ・チェッダ

取締役　８名（取締役総数　１３名）
監査役　２名（監査役総数　　４名）

4．議長　代表取締役社長　森泉 知行

上記のとおり、本店会議室、住友商事㈱会議室、リバティーメディアコーポレーション会議室及びマイクロソフトコーポレーション会議室における取締役及び監査役の出席が確認され、代表取締役社長森泉知行が議長となって、本取締役会は電話会議システムを用いて開催する旨宣言した。

電話会議システムにより、出席者の音声が即時に他の出席者に伝わり、出席者が一同に会するのと同時に適時的確な意見表明が互いにできる状態となっていることが確認されて、議案の審議に入った。

5．決議事項

第１号議案　第三者割当及び現物出資による新株発行に関する件

議長は、当社の財務体質を強化すべく、下記新株発行要領に記載のとおり適正かつ合理性があると考えられる価格で第三者割当かつ現物出資により新株式発行をしたき旨を述べ、また、本新株式発行は株主以外の者に対して特に有利な発行価額をもって新株を発行するものとみられる余地もあることから、株主総会での承認を得ることが望ましいことを説明のうえ、かかる発行価額での新株発行が必要である理由について詳細に説明するとともに、本新株式発行において、取締役 吉井 伸吾氏が割当先の１社である住友商事株式会社の理事として本新株式発行につき同社側を代表又は代理することになる旨説明のうえ、これをあわせて承認したき旨を述べ、これを議場に諮ったところ、満場一致をもって本議案は原案のとおり承認可決された。

新株発行の概要

1.	発行する新株の種類及び数	普通株式 750,250株
2.	新株の発行価額	1株につき 金43,000円
3.	発行価額の総額	金32,260,750,000円
4.	発行価額中資本に組入れない額	1株につき21,500円
5.	申込期日	平成15年5月14日（水曜日）
6.	払込期日	平成15年5月15日（木曜日）
7.	配当起算日	平成15年1月1日
8.	割当先及び割当株式数	下記「9. 現物出資に関する事項」に記載する現物出資者に対して、発行する新株式全部を割り当てる。

9. 現物出資に関する事項

①現物出資をする者の氏名

(1) 住友商事株式会社（以下「住友商事」）

(2) Liberty Japan IV, Inc.（以下「リバティ・ジャパンIV」）

②出資の目的たる財産及びその価格

(1) 平成15年2月6日に住友商事が当社に対して実行した貸付けであるJupiter Subordinated Loan（元本総額568億89百万円）のうち、その一部である元本金16,130,375,000円相当分
その価格は16,130,375,000円

(2) 平成15年2月6日にLiberty Jupiter Finance, Inc.が当社に対して実行した貸付けであるJupiter Subordinated Loan（元本総額568億89百万円）のうち、その後リバティ・ジャパンIVに譲渡された元本金16,130,375,000円相当分
その価格は16,130,375,000円

現物出資の目的たる財産の価格の合計　　金32,260,750,000円

③現物出資者に対して与える新株式の種類及び数

上記各現物出資者に対して、それぞれ普通株式375,125株（合計　普通株式750,250株）を与える。

10. 本議案は、平成15年4月17日開催予定の臨時株主総会において、株主以外の者に対して特に有利な発行価額をもって新株を発行することの承認が得られること、並びに現物出資による新株発行につき裁判所の選任にかかる検査役の調査手続の完了又は弁護士の証明書その他の商法上必要とされる手続の完了、及び証券取引法による届出の効力発生を条件とする。なお、これらの手続完了の時期により、取締役会決議により払込期日を変更することがある。

また、議長は、本新株の発行及び現物出資者への割当に関して、当社各代表取締役に対し、(1) 有価証券届出書を作成のうえこれを関東財務局に提出すること、(2) 現物出資にかかる事項の調査をせしめるため検査役の選任を裁判所に請求すること、又は現物出資の目的たる財産にかかる調査及び証明書の作成を弁護士に依頼することその他本新株の発行に必要な商法上の手続を行うこと、(3) 本新株の発行に関して割当予定先との間での契約（もし必要となる場合）の締結、並びに(4) その他本新株発行に必要なその他一切の手続及び行為をする権限を付与したい旨の提案を行い、その承認をもとめたところ、満場一致をもって当議案は承認可決された。

なお、取締役 吉井 伸吾氏は本第1号議案について特別の利害関係を有しているため、本議案の決議には一切参加せず、また定足数の基礎にも参入されない。

第2号議案 臨時株主総会開催に関する件（株主以外の者に対する特に有利な発行価額による新株式発行承認の件）

議長は、第1号議案にかかる新株発行に関して、株主以外の者に対する特に有利な発行価額による新株式発行としての株主総会の承認を得るために、下記の要領で臨時株主総会を開催したい旨の提案を行うとともに、下記臨時株主総会に出席できない株主が書面を以ってその議決権を行使できるようにしたい旨を述べ、その承認をもとめたところ、満場一致をもって当議案は承認可決された。

記

1. 日　　時　　平成15年4月17日（木曜日）午前9時30分
2. 場　　所　　当社本店会議室
3. 会議の目的

第1号議案 株主以外の者に対する特に有利な発行価額による新株式発行承認の件

(1)新株式の種類及び数	普通株式 750,250株	
(2)最低発行価額	1株につき 金43,000円	
(3)割当先	住友商事株式会社	375,125株
	Liberty Japan IV, Inc.	375,125株

6．閉会　午前9時２０分

本日の電話会議システムを用いた取締役会は、終始異常なく議題の審議を終了したので、議長は、午前9時20分閉会を宣言した。

本取締役会の経過及び結果を明らかにするため本議事録を作成し、出席した取締役及び監査役は記名捺印する。

平成１５年４月２日
株式会社ジュピターテレコム

（議長）　代表取締役　森泉 知行

出席取締役　グレゴリー・アームストロング

出席取締役　吉田　幸弘

出席取締役　庄子　進

出席取締役　吉井　伸吾

出席取締役　青木 二仁

出席取締役　グラハム・ホリス

出席取締役　サンジェイ・チェッダ

出席監査役　小林　孔次

出席監査役　林 正俊

臨時株主総会議事録

２００３年4月１７日
株式会社ジュピターテレコム

原本と相違ないことを証明致します。

平成 /5年 4 月 28日

株式会社ジュピターテレコ
代表取締役　　森泉　知行

臨時株主総会議事録

平成15年4月17日午前9時30分より、東京都豊島区東池袋4丁目41番24号、当社本店会議室において臨時株主総会を開催した。

平成15年4月17日現在	
当社の株主総数	10名
この有する議決権の総数	3,934,285個
発行済株式総数	3,934,285.74株
出席株主数	7名
（議決権行使書提出による出席株主6名を含む）	
この有する議決権の総数	3,473,397個
（議決権行使書提出による株主の議決権2,357,865個を含む）	

以上のとおり株主の出席があったので、定款の規定により代表取締役社長森泉知行は議長席につき、本株主総会は適法に成立したので開会する旨を宣し、直ちに議事に入った。

決議事項

第1号議案株主以外の者に対する特に有利な発行価額による新株式発行承認の件

議長は、商法第280条ノ2第2項の規定に基づき、臨時株主総会招集通知に添付の議決権行使についての参考書類に記載のとおり、特に有利な発行価額をもって新株を発行する理由を説明のうえ、下記新株式発行要領に記載のとおり本新株を発行することについて承認いただきたい旨を述べてこれを議場に諮ったところ、出席株主の全議決権による賛成（議決権行使書による原案賛成の株主6名、その議決権合計2,357,865個を含む）をもって、第1号議案は、原案のとおり承認可決された。

記

新株式発行要領

(1)新株式の種類及び数	普通株式 750,250株	
(2)最低発行価額	1株につき 金43,000円	
(3)割当先	住友商事株式会社	375,125株
	Liberty Japan IV, Inc.	375,125株

なお、本新株発行は、証券取引法上の届出の効力発生、及び現物出資による新株式の発行につき、裁判所の選任にかかる検査役の調査手続の完了又は弁護士の証明書その他の商法上必要とされる手続の完了を条件とします。なお、平成 15 年 4 月 2 日開催の取締役会決議に基づき、弁護士の証明書の作成を依頼しております。

以上をもって本総会の全議案の審議を終了したので、議長は午前 9 時 45 分閉会を宣した。

以上の決議を明確にするため、ここに議事録を作成し、議長及び出席取締役が記名捺印する。

平成 15 年 4 月 17 日

株式会社ジュピターテレコム

（議長）　代表取締役　森泉　知行

出席取締役　グレゴリー　アームストロング

出席取締役　吉田　幸弘

出席取締役　庄子　進

出席取締役　平山　泰史

謄本

株式会社ジュピターテレコム　定款

定款認証　平成6年12月6日
会社設立　平成7年1月18日
定款変更　平成14年3月26日
定款変更　平成15年3月27日

定　款

第1章　総則

第1条（商号）

当会社は、株式会社ジュピターテレコムと称し、英文では、Jupiter Telecommunications Co., Ltd.と表示する。

第2条（目的）

当会社は、次の事業を営むことを目的とする。

1. 有線テレビジョン放送事業、有線ラジオ放送事業
2. 電気通信事業法に基づく電気通信事業
3. 放送法による委託放送業務並びに通信衛星を利用した番組の供給事業
4. 有線テレビジョン放送施設及び電気通信設備の設計、施工及び保守
5. 有線テレビジョン放送及び電気通信に関する機器及びソフトウェアの開発、販売、賃貸及び修理
6. 広告代理業務
7. 出版物の発行及び販売
8. 有線テレビジョン放送施設のチャンネル貸与に関する業務
9. 画像、音声の収録スタジオ及びその付属機器の賃貸
10. 放送関連技術者の指導、育成及び放送関連技術の開発、販売
11. テレビ放送用映画、ビデオテープの輸出入に関する業務
12. 前各号に関する事業を行なう会社に対する投資及びコンサルティング業務
13. 前各号に付帯する業務及び関連する一切の業務

第3条（本店の所在地）

当会社は、本店を東京都豊島区に置く。

第4条（公告方法）

当会社の公告は、日本経済新聞に掲載する。

第2章　株式

第5条（発行する株式の総数）

当会社が発行する株式の総数は、15，000，000株とする。

第6条（新株引受権の特例）

当会社は、取締役または従業員に商法第280条ノ19の規定による新株引受権を付与することができる。

② 当会社は、新事業創出促進法第11条の5第2項の規定による新株引受権を付与することができる。

第7条（株式取扱規程）

当会社の発行する株券の種類並びに株式の名義書換、端株の買取請求の取扱、その他株式及び端株に関する手続並びに手数料は、取締役会の定める株式取扱規程による。

第8条（名義書換代理人）

当会社は、株式及び端株につき名義書換代理人を置く。

② 名義書換代理人及びその事務取扱場所は、取締役会の決議によって選定する。

③ 当会社の株主名簿（実質株主名簿を含む。以下同じ。）及び端株原簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、質権の登録、信託財産の表示、株券の交付、届出の受理、端株の買取請求の取扱等株式及び端株に関する事務は、名義書換代理人に取扱わせ、当会社においては、これを取扱わない。

第9条（基準日）

当会社は、毎決算期現在の株主名簿(実質株主を含む。以下同じ。)に記載又は記録された株主(実質株主を含む。以下同じ。)をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。

② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。

第3章　株主総会

第10条（招集の時期）

当会社の定時株主総会は、毎決算期の翌日から3カ月以内にこれを招集し、臨時株主総会は必要ある場合、随時これを招集する。

第11条（招集者及び議長）

株主総会は、取締役会の決議に基づき、取締役社長が招集し、その議長となる。取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。

第12条（普通決議の要件）

株主総会の決議は、法令又は本定款に別段の定めがある場合を除き、出席した株主の議決権の過半数をもってする。

第13条(議決権の代理行使)

株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、株主又は代理人は代理権を証する書面を当会社に提出しなければならない。

第14条(議事録)

株主総会の議事の経過の要領及びその結果は、これを議事録に記載し、議長並びに出席した取締役が記名捺印する。

第4章　取締役及び取締役会

第15条(選任)

取締役は3名以上とし、株主総会において選任する。

② 取締役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもってする。

③ 取締役の選任については、累積投票によらないものとする。

第16条(任期)

取締役の任期は、就任後2年内の最終の決算期に関する定時株主総会終結のときまでとする。

② 補欠又は増員のため選任された取締役の任期は、現任取締役の残任期間とする。

第17条(代表取締役及び役付取締役)

取締役会の決議により、当会社を代表すべき取締役若干名を定める。

② 取締役会の決議により、取締役会長及び取締役社長各1名、取締役副会長、取締役副社長、専務取締役及び常務取締役各若干名を定めることができる。

第18条(取締役会)

取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。

②取締役会の招集通知は、各取締役及び各監査役に対し、会日の2週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全取締役及び全監査役の同意を得て召集手続を省略することができる。

③取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。

第19条(報酬)

取締役の報酬及び退職慰労金は、株主総会の決議をもってこれを定める。

第5章　監査役及び監査役会

第20条（選任）

監査役は3名以上とし、株主総会において選任する。

② 監査役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもってする。

第21条（任期）

監査役の任期は、就任後4年内の最終の決算期に関する定時株主総会終結のときまでとする。

②補欠として選任された監査役の任期は、退任した監査役の残任期間とする。

第22条（常勤監査役）

監査役はその互選により常勤監査役若干名を定める。

②監査役はその互選により常任監査役を定めることができる。

第23条（監査役会）

監査役会招集の通知は、各監査役に対し、会日の2週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全監査役の同意を得て、召集手続を省略することができる。

② 監査役会の運営その他に関する事項については、監査役会の定める監査役会規程による。

第24条（報酬）

監査役の報酬および退職慰労金は、株主総会の決議をもってこれを定める。

第6章　計算

第25条（営業年度）

当会社の営業年度は、毎年1月1日から12月31日までとし、毎営業年度末に決算を行なう。

第26条（利益配当）

利益配当は、毎決算期現在の株主名簿に記載又は記録された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。

第27条（中間配当）

取締役会の決議により、毎年6月30日現在の株主名簿に記載された株主又は登録質権者及び同日現在の端株原簿に記載された端株主に対し、中間配当を行うことができる。

第28条(転換社債の転換の時期)

転換社債の転換により発行された株式に対する最初の利益配当金又は中間配当金については、転換の請求が1月1日から6月30日までの間になされたときは1月1日に、7月1日から12月31日までの間になされたときは7月1日に、それぞれ転換があったものとみなしてこれを支払う。

第29条(配当金の除斥期間)

利益配当金又は中間配当金が、支払開始の日から満3年を経過してもなお受領されないときは、当会社はその支払の義務を免れる。

第7章　附　　　則

第30条(監査役の任期に関する経過措置)

第21条第1項の規定にかかわらず、平成14年5月1日後最初の決算期に関する定時株主総会の終結前に在任する監査役については、なお従前のとおり任期は3年とする。

9th Term Financial Statements

(in accordance with Japanese GAAP) Translation from Japanese

March 28, 2003

Great things...done simply.

Jupiter Telecommunications Co., Ltd.

Balance Sheets (Condensed)

(As of December 31, 2002)

(unit: million yen)

Account	Amount	Account	Amount
(Assets)		(Liabilities)	
Current assets	204,131	Current Liabilities	237,809
Cash and Deposit	383	Account Payable-Trade	7,821
Account Receivable-Trade	8,549	Short Term Debts	228,785
Other Current Assets	195,198	Other Current Liabilities	1,203
Fixed Assets	68,028	Fixed Liabilities	1,275
Tangible Fixed Assets	1,751	Total Liabilities	239,085
Intangible Fixed Assets	1,084	(Stockholders' Equity)	
Investments and Other Assets	65,191	Paid-in Capital	47,002
		Legal Reserve	1,637
		Deficit	(15,566)
		Net Income for the Current Year	129
		Total Stockholders' Equity	33,073
Total Assets	272,159	Total Liabilities and Stockholders' Equity	272,159

* 1. Accumulated depreciation of tangible fixed 202 million yen

2. Loss for the period per share 32.82 yen

Statements of Income (Condensed)

(From January 1, 2002 to December 31, 2002)

(unit: million yen)

Account	Amount
Revenue	57,058
Operating Costs and Expenses	(56,467)
Operating Income	590
Non-Operating Income	2,532
Non-Operating Expenses	(2,869)
Ordinary Income	253
Extraordinary Gain	27
Extraordinary Loss	(143)
Income before Taxes	137
Income Taxes	(8)
Net Income	129
Accumulated Loss or Deficit at Beginning of Year	(15,695)
Accumulated Loss or Deficit at End of Year	(15,566)

Fractions under million yen are dropped.

Consolidated Balance Sheets (Condensed)

(As of December 31, 2002)

(unit: million yen)

Account	Amount	Account	Amount
(Assets)		(Liabilities)	
Current assets	23,326	Current Liabilities	259,663
Cash and Deposit	4,989	Account Payable-Trade	14,536
Account Receivable-Trade	8,690	Short Term Debts	238,925
Other Current Assets	9,647	Other Current Liabilities	6,201
Fixed Assets	232,264	Fixed Liabilities	35,184
Tangible Fixed Assets	126,360	Total Liabilities	294,846
Intangible Fixed Assets	9,388	(Minority Interests)	
Investments and Other Assets	96,516	Minority Interests in Equity	4,005
Deferred Charges	16	(Stockholder's Equity)	
		Paid-in Capital	47,003
		Legal Reserve	1,638
		Deficit	(91,886)
		Net Loss for the Current Year	(11,089)
		Total Stockholders' Equity	(43,245)
Total Assets	255,606	Total Liabilities, Minority Interests and Stockholders' Equity	255,606

Consolidated subsidiaries: 20 (as of December 31, 2002)

Affiliates by equity method: 3 (as of December 31, 2002)

Consolidated Statements of Income (Condensed)

(From January 1, 2002 to December 31, 2002)

(unit: million yen)

Account	Amount
Revenue	125,502
Operating Costs and Expenses	(133,295)
Operating Loss	(7,793)
Non-Operating Income	873
Non-Operating Expenses	(3,919)
Ordinary Loss	(10,839)
Extraordinary Gain	525
Extraordinary Loss	(1,203)
Loss before Taxes and Adjustments	(11,517)
Income Taxes	(332)
Minority Interests in Net Losses of Consolidated Subsidiaries	728
Net Loss	(11,089)

Fractions under million yen are rounded off.

10th Term Financial Statements

(In accordance with Japanese GAAP) Translation from Japanese — March 30, 2004

Great things...done simply.

Jupiter Telecommunications Co., Ltd.

Balance Sheets (Condensed)

(As of December 31, 2003)

(unit: million yen)

Account	Amount	Account	Amount
(Assets)		(Liabilities)	
Current assets	13,002	Current Liabilities	9,360
Cash and Deposit	2,476	Account Payable-Trade	8,222
Account Receivable-Trade	10,144	Other Current Liabilities	1,138
Other Current Assets	382	Fixed Liabilities	153,937
Fixed Assets	216,665	Long-term Debts	149,739
Tangible Fixed Assets	1,664	Others	4,198
Intangible Fixed Assets	1,247	Total Liabilities	163,297
Investments and Other Assets	213,754		
Deferred Charges	76	(Stockholders' Equity)	
		Paid-in Capital	63,133
		Legal Reserve	17,768
		Deficit	(14,455)
		Total Stockholders' Equity	66,446
Total Assets	229,743	Total Liabilities and Stockholders' Equity	229,743

* 1. Accumulated depreciation of tangible fixed assets — 342 million yen

2. Net income for the period per share — 252.26 yen

3. Amount as prescribed in Article 92 of Commercial Law Enforcement Regulations — 14,455 million yen

Statements of Income (Condensed)

(From January 1, 2003 to December 31, 2003)

(unit: million yen)

Account	Amount
Revenue	52,965
Operating Costs and Expenses	(51,625)
Operating Income	1,340
Non-Operating Income	4,220
Non-Operating Expenses	(4,393)
Ordinary Income	1,167
Extraordinary Gain	98
Extraordinary Loss	(142)
Income before Taxes	1,123
Income Taxes	(11)
Net Income	1,112
Accumulated Loss or Deficit at Beginning of Year	(15,566)
Accumulated Loss or Deficit at End of Year	(14,455)

Fractions under million yen are rounded off.

Consolidated Balance Sheets (Condensed)

(As of December 31, 2003)

(unit: million yen)

Account	Amount	Account	Amount
(Assets)		(Liabilities)	
Current assets	21,376	Current Liabilities	32,270
Cash and Deposit	9,704	Account Payable-Trade	14,893
Account Receivable-Trade	8,443	Short Term Debts	10,661
Other Current Assets	3,229	Other Current Liabilities	6,716
Fixed Assets	242,234	Fixed Liabilities	236,225
Tangible Fixed Assets	125,281	Total Liabilities	268,495
Intangible Fixed Assets	6,670	(Minority Interest)	
Investments and Other Assets	110,283	Minority Interest in Consolidated Subsidiaries	5,379
Deferred Charges	76	(Stockholders' Equity)	
		Paid-in Capital	63,133
		Legal Reserve	17,768
		Deficit	(91,089)
		Total Stockholders' Equity	(10,188)
Total Assets	263,686	Total Liabilities, Minority Interest and Stockholders' Equity	263,686

Consolidated subsidiaries: 20 (as of December 31, 2003)

Affiliates by equity method: 3 (as of December 31, 2003)

Consolidated Statements of Income (Condensed)

(From January 1, 2003 to December 31, 2003)

(unit: million yen)

Account	Amount
Revenue	152,001
Operating Costs and Expenses	(142,101)
Operating Income	9,900
Non-Operating Income	540
Non-Operating Expenses	(8,031)
Ordinary Income	2,409
Extraordinary Gain	862
Extraordinary Loss	(978)
Income before Taxes and Adjustments	2,293
Income Taxes	295
Income Taxes Adjustments	1
Minority Interest in Earnings of Consolidated Subsidiaries	(1,201)
Net Income	796

Fractions under million yen are rounded off.

(Translation) March 12, 2003

Sumitomo Corporation
Liberty Japan, Inc.
Microsoft Holdings V Inc.
The Nikko Citi Trust and Bank Corporation
Liberty Jupiter, Inc.
Liberty Jupiter II, Inc.
Mitsui & Co., Ltd.
Matsushita Electric Industrial Co., Ltd.
Mr. Lee A. Daniels

Notice of Convocation of Ninth Annual Shareholders Meeting

Dear Sirs,

We are pleased to invite you to attend the Ninth Annual Shareholders Meeting which will be held as written below. If you are unable to attend this meeting, please return the enclosed Proxy, after filling out the blanks and affixing your seals or signatures, to us to be received on or before one day prior to the Ninth Annual Shareholders Meeting.

1.Date : at 9:30 a.m. on March 27 (Thursday), 2003

2.Place : at the Company's conference room,4-41-24 Higashi-Ikebukuro Center-Bldg., Higashi-Ikebukuro, Toshima-ku, Tokyo

3.Agenda:

Matters to be reported:

Report of Business Report, Balance Sheet, and Profit & Loss Statement for the Ninth Fiscal Term (from January 1, 2002 to December 31, 2002)

Matters to be resolved:

First Item	: Approval of the Proposal for Disposal of Loss for the Ninth Term
Second Item	: Alternation of the Articles of Incorporation
Third Item	: Election of 13 Directors
Fourth Item	: Election of 2 Auditors
Fifth Item	: Payment of the Retirement Allowance to Mr. Ishibashi

Sincerely,

Tsunetoshi Ishibashi
Representative Director and CEO
Jupiter Telecommunications Co., Ltd.

(Reference)

1. **First Item of business**

Approval of the Proposal for Disposal of Loss for the Ninth Fiscal term (from January 1, 2002 to December 31, 2002)

The loss of 15,566,327,999yen shall be carried forward to the next fiscal term.

5. **Fifth Item of Business**

Authorization to the Board of Directors to make a payment of the Retirement Benefit to Mr. Ishibashi in line with the Retirement Benefit Plan

[TRANSLATION]

ARTICLES OF INCORPORATION

OF

JUPITER TELECOMMUNICATIONS CO., LTD.

(As amended on March 276, 20032)

[*TRANSLATION*]

ARTICLES OF INCORPORATION

OF

JUPITER TELECOMMUNICATIONS CO., LTD.

CHAPTER I. GENERAL PROVISIONS

ARTICLE 1. CORPORATE NAME

The name of the Company shall be "**Kabushiki Kaisha Jyupitaterekomu**", which shall be expressed in English as "**Jupiter Telecommunications Co., Ltd.**"

ARTICLE 2. BUSINESS OBJECTIVES

The objectives and purposes of the Company shall be to engage in the following businesses and services:

1. Cable television broadcasting service and cable radio broadcasting service;
2. Telecommunication service under the Telecommunications Law;
3. Consigned broadcasting service under the Broadcasting Law and supply of programs through telecommunication satellites;
4. Design, constructing and maintenance of cable television broadcasting facilities and telecommunications facilities;
5. Development, sales, lease and repair of machinery and tools and software relating to cable television broadcasting and telecommunications;
6. Acting as advertisement agency;
7. Publication and sale of publications;
8. Channel lease of cable television broadcasting facilities;
9. Renting studios for audio and video recording and any incidental equipment;
10. Guidance and training of broadcasting engineers; development and sale of broadcasting technology;
11. Import and export of films and videotapes for broadcast by TV;
12. Investment in corporations engaged in the businesses and services set forth above and consulting with regard to such businesses and services; and;
13. All other businesses and services incidental and related to those set forth above.

ARTICLE 3. LOCATION OF HEAD OFFICE

The Company shall have its head office in Toshima-ku, Tokyo, Japan.

ARTICLE 4. METHOD OF PUBLIC NOTICE

All public notices by the Company shall be made in the **"Nihon Keizai Shinbun"**.

CHAPTER II. SHARES

ARTICLE 5. TOTAL NUMBER OF SHARES

The total number of shares authorized to be issued by the Company shall be 15,000,000 shares.

ARTICLE 6. SPECIAL EXCEPTION TO SUBSCRIPTION RIGHT

[1] The Company may grant to its Directors or employees the subscription right for shares as provided for in Article 280-19 of the Commercial Code.

[2] The Company may grant subscription rights of new shares pursuant to the provision under Article 11-5-2 of the New Business Creation Promotion Law.

ARTICLE 7. SHARE HANDLING RULES

The denomination of share certificates to be issued by the Company, registration of transfers of shares, handling of requests for purchase of fractional shares and any other procedures for shares and fractional shares, as well as fees and charges therefor, shall be governed by the Share Handling Rules established by the Board of Directors.

ARTICLE 8. TRANSFER AGENT

(1) The Company shall have a transfer agent for its shares and fractional shares.

(2) The transfer agent and its place of business shall be designated by resolution of the Board of Directors.

(3) The shareholders' register (as used herein, this term includes the register of beneficial shareholders) and the register of fractional shares of the Company shall be kept at the place of business of the transfer agent, and any clerical matters for shares and fractional shares, such as registration of transfers of shares, registration of pledges, recordation of trust assets, delivery of share certificates, acceptance of notifications and requests for purchase of fractional shares, shall be handled by the transfer agent and not directly by the Company.

ARTICLE 9. RECORD DATE

(1) The Company shall regard those shareholders (as used herein, this term includes beneficial shareholders) whose names have been entered or recorded in the last shareholders' register (as used herein, this term includes beneficial shareholders) as at the closing of accounts of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the closing of accounts for the year.

(2) In addition to the preceding paragraph, the Company may temporarily fix a record date by giving prior public notice if so required to determine those entitled to exercise their right as shareholders, registered pledgees or holders of fractional shares.

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS

ARTICLE 10. TIME OF CONVOCATION

An ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day next following the date of the closing of accounts

of each year and an extraordinary general meeting of shareholders shall be convened from time to time whenever necessary.

ARTICLE 11. CONVENER AND CHAIRMAN

Pursuant to the resolution of the Board of Directors, tThe general meetings of shareholders shall be convened by the PresidentChairman, and he shall act as chairman at such meetings. Should the Chairman be unable to act, the President shall act in his place, if the President is unable to act, another Director, by order determined in advance by the Board of Directors, shall act in his place.

ARTICLE 12. REQUIREMENT FOR ORDINARY RESOLUTIONS

Except as otherwise provided by law, regulation or these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present at such meeting.

ARTICLE 13. EXERCISE OF VOTING RIGHT BY PROXY

Any shareholder may exercise his/her voting right by appointing, as its proxy, another shareholder having voting rights in the Company. In such case, the shareholder or the proxy shall be required to submit to the Company a document evidencing his/her power of representation.

ARTICLE 14. MINUTES

The substance of he proceedings of the general meetings of shareholders and the results thereof must be recorded in the minutes of the meetings, and the chairman and the Directors present must sign, and affix their seals to these minutes.

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

ARTICLE 15. ELECTION

(1) Not less than three (3) Directors shall be elected at a general meeting of shareholders.

(2) The election of Directors shall be resolved by a majority of the votes of the shareholders present who hold and represent one-third (1/3) or more of the total number of voting rights.

(3) The election of Directors shall not be by cumulative voting.

ARTICLE 16. TERM OF OFFICE OF DIRECTORS

(1) The term of office of each Director shall expire upon the close of the ordinary general meeting of shareholders in respect of the last of the fiscal years ending within two (2) years after their assumption of office.

(2) The term of office of a Director elected to fill a vacancy or to increase the number of Directors shall be the same as the unexpired term of office of the other Directors then in office.

ARTICLE 17. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS

(1) By resolution of the Board of Directors, some of the Representative Directors shall be appointed to represent the Company.

(2) By resolution of the Board of Directors, a Chairman of the Board of Directors, a President and a certain number of Vice-Chairman, Executive Vice-Presidents, Senior Managing Directors and Managing Directors may be appointed.

ARTICLE 18. MEETINGS OF THE BOARD OF DIRECTORS

(1) A meeting of the Board of Directors shall be convened by the Chairman, and he shall act as chairman at such meeting. If the Company does not have a Chairman or if the Chairman is unable to act, the President shall act in his place; if the President is unable to act, another Director, by order determined in advance by the Board of Directors, shall act in his place.

(2) A notice of a meeting of the Board of Directors shall be sent to each Director and Statutory Auditor two (2) weeks prior to the date of the meeting, provided that this period may be shortened in case of urgent necessity or may be omitted subject to all the consents of the Directors and Statutory Auditors.

(3) The management of and other matters for the Board of Directors shall be governed by the Rules of the Board of Directors established by the Board of Directors.

ARTICLE 19. REMUNERATION

The amount of remuneration and retirement allowance to be paid to Directors shall be determined by the resolution of a general meeting of shareholders.

CHAPTER V. STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS

ARTICLE 20. ELECTION OF STATUTORY AUDITORS

(1) Not less than three (3) Statutory Auditors shall be elected at a general meeting of shareholders.

(2) The election of Statutory Auditors shall be resolved by a majority of the votes of the shareholders present who hold and represent one-third (1/3) or more of the total number of voting rights.

ARTICLE 21. TERM OF OFFICE OF STATUTORY AUDITORS

(1) The term of office of Statutory Auditors shall expire upon the close of the ordinary general meeting of shareholders in respect of the last of the fiscal years ending within four~~three~~ (4~~3~~) years after their assumption of office.

(2) The term of office of a Statutory Auditor elected to fill a vacancy shall be the unexpired term of his predecessor.

ARTICLE 22. FULL-TIME STATUTORY AUDITORS

(1) The Statutory Auditors shall elect from among themselves one (1) or more full-time Statutory Auditors.

(2) The Statutory Auditors may elect from among themselves standing Statutory Auditor(s).

ARTICLE 23. MEETING OF BOARD OF STATUTORY AUDITORS

(1) A notice of a meeting of the Board of Statutory Auditors shall be sent to each Statutory Auditor two (2) weeks prior to the date of the meeting, provided that this period may be shortened in case of urgent necessity or may be omitted subject to all the consents of the Statutory Auditors.

(2) The management of and other matters for the Board of Statutory Auditors shall be governed by the Rules of the Board of Statutory Auditors established by the Board of Statutory Auditors.

ARTICLE 24. REMUNERATION

The amount of remuneration and retirement allowance to be paid to Statutory Auditors shall be determined by the resolutions of a general meeting of shareholders.

CHAPTER VI. ACCOUNTING

ARTICLE 25. BUSINESS YEAR

The business year of the Company shall be from January 1 of each year through December 31 of the same year, and its accounts shall be closed at the end of each business year.

ARTICLE 26. DIVIDENDS

Dividends may be paid to the shareholders or registered pledgees whose names have been entered or recorded in the shareholders' register and to the holders of fractional shares whose names have been entered in the register of fractional shares, as at the closing of accounts of each fiscal year.

ARTICLE 27. INTERIM DIVIDENDS

The Company may, subject to resolution of the Board of Directors, make interim dividends to the shareholders or registered pledgees whose names have been entered in the last shareholders' register and to the holders of fractional shares whose names have been entered in the register of fractional shares, as of June 30 of each year.

ARTICLE 28. TIME OF CONVERSION OF CONVERTIBLE BONDS

The initial dividends or interim dividends on shares issued upon conversion of convertible bonds shall be paid as though conversion occurred on January 1, if the request for conversion is made during the period from January 1 to June 30, or as though conversion occurred on July 1, if the request for conversion is made during the period from July 1 to December 31.

ARTICLE 29. PRESCRIPTION TIME FOR PAYMENT OF DIVIDENDS

If receipt of any dividends and/or interim dividends has not been made after the lapse of three (3) full years from the date of commencement of payment, the Company shall be exempt from the obligation to make such payment.

CHAPTER VII. SUPPLEMENTARY PROVISIONS

ARTICLE 30. TERM OF OFFICE OF STATUTORY AUDITORS

As for the term of office of Statutory Auditors, who are elected before the close of the ordinary general meeting of shareholders in respect of the fiscal year ending any day before May 1, 2002, "within four (4) years after their assumption of office" in Article 21 shall be read as "within three (3) years after their assumption of office"..

Business Report
From January, 2002
To December 31, 2002

1. Business Overview

(1) Business Operation and the Results

Economic Environment surrounding Company:

The world economy of this year can be described as a year of continuous suffering from after-effects of IT bubble burst. Major media-telecom companies in Europe and U.S.A., such as World-communications and Adelphia collapsed crushed by huge debt. The news still stays clearly in our mind that during such chaotic period, as seriously questionable accounting practice were revealed, Arthur Andersen, one of the revered accounting firms with prestigious history has disappeared in a blink of time.
Japanese economy continued to remain lackluster, pivoting around financial industry. The stock market closed its year end market at Nikkei average of 8,578 yen, which was the lowest since 1982.
Speaking of media-telecommunication industry where we belong, despite boisterous media coverage of broadcast digitalization, once proclaimed target of gaining 10 million subscribers within 1000 days after the start of BS digital broadcasting has in effect been withdrawn, and the growth of viewers of CS digital broadcastings, which started in April and July, completely betrayed the expectations. While general view is that the digitalization of broadcasting is inevitable, their actual dissipation is far slower than earlier expectation.
Regarding pay TV services, while the World Cup Soccer Tournament in 2002, co-sponsored by Japan and Korea, enticed great enthusiasm thanks to Japanese team's game performance, Sky-PerfecTV gained only short lived customer growth, and WOWOW had kept losing subscribers for 11 consecutive months till December to gain only over 2 thousand subscribers.
In the Internet arena, with Yahoo BB's ambitious marketing as a locomotive, the number of ADSL subscribers exceeded 5 million by the end of the year, so the image of the broadband seems to have grasped solid ground. Fierce battling in price and service speed, however, is still taking place.

Company's Business Operation and Achievement:

Under such general and industry environment, we have achieved steady growth.
In April we made @NetHome a subsidiary of ours, purchased 20% stake of Green City CATV, our first foothold in Nagoya area. Within our organization, we merged Osaka Cable TV with Jcom Kansai in January, J-com Yamato, 100% subsidiary of Jcom Kanto, into Jcom Kanto in February, integrated Maebashi system of Jcom Kanto with Jcom Gunma in August, and then merged Izumi Cable TV into Jcom Kansai in November. Accordingly, the number of our managed systems decreased to 18 franchises at the year end.

Cable TV Service:

The number of homes passed was approximately 5,800 thousand homes at the year end, added by new built areas in part of Itabashi and Nishi-Tokyo franchises of

Jcom Kanto. The number of basic subscribers was about 1,423 thousand, 19.4% growth over the year earlier, and the penetration became 24.5%. In November, we raised basic rate in certain franchises in order to facilitate us for investments in digitalization, enhancement of contents, reinforcement customer supporting system and other needs.

High Speed Internet Access Service:

The number of homes passed for high speed Internet access service became about 5,750 thousand, which is approximately 99% of that of cable TV, owing to aggressive market development in Jcom Shonan and Jcom Sapporo areas. The number of subscribers, exceeding a half million, became about 505 thousand.
Amid fierce price competition and provider speed increase races in this high speed Internet access service arena, among ADSL service providers in particular, our strategy was more emphasis on improved quality and service, and to sustain the price. Even though we were necessitated to lower the price in November, starting in limited franchises, we firmly believe our strategy has been generally supported by customers.

Telephony:

In the year, we newly started telephony services in Kyushu and expanded in Kanto and Kansai service areas. The number of homes passed became 2,883 thousand homes, which is about 61% increase from that of previous year. The number of the subscribers has grown to 350 thousand, which is 184 thousand increase (about 110% increase) from the year earlier.

As a result, the number of homes connected, that is, subscribing to any one or more of our services, became 1,591 thousand (23% increase), and the number of services provided to a connected home has grown to 1.43 services.

Profit and Loss:

Sales revenue was 57,058 million yen, about 13% increase from the previous year. While new network construction has drastically decreased with a few exceptional areas, material and equipment sales associated with deployment of telephony service areas and growth of programs thanks to increase of the subscribers contributed to the sales revenue. Management Fee revenue increased as much as 44% from the previous year. Thus, the gross sales profit was 11,908 million yen, about 23% increase. S,G & A expenses, however, increased as much as 26% over the previous year, partly because of labor cost increases in connection with enhancement of call center functions, ensuring network stability and others, and partly because of fees continuously incurring in connection with long negotiated senior debt transactions. Therefore, the operation profit was only 590 million yen, 14% decrease from the previous year. The recurring profit was 253 million yen, 91 million yen improvement from the year earlier, thanks to improvement in finance cost in non-operation items. As to extraordinary gain and loss, there was no significant item, except for 92 million yen of additional provision for the retirement benefit for those employees transferred to Jupiter from franchises during the year. Consequently, we recorded net profit for 129 million yen, for the first time since inception.

Capital expenditures, Investments:

We continued to develop the customer management system following the previous year and spent approximately 744 million yen in the software. In investment activities, we purchased additional shares of @Net Home (formerly @Home Japan) and added it to our subsidiaries in April. Further, we purchased 20% shares of Green City CATV in Nagoya. Our spending in such investments, including capital call by Media Saitama, was approximately 3,549 million yen.

(2) Funding

During the year, we increased our borrowings from banks and/or our principal shareholders by 37,785 million yen. Major usage was our managed franchises' capital expenditures and our investment activities as mentioned earlier. Such debt increase portion was without exception supported by letters of guarantee of the principal shareholders, or direct loan from them. Thus debt balance at the year end was 228,785 million yen. Contemporaneously, we have continued negotiations with certain banks for senior loan.

(3) Challenge

As our revenue stream base is fundamentally no where else but our customers, further increase of our customers is priority number one task. To bring up the basic penetration to 30% as early as possible is the immediate target. We need to improve productivity of marketing activities, while we still place door-to-door visit as the central force of marketing activities. We also need to further strengthen marketing functions of call center operation as we can see 40% penetration within a firing range in several franchises. Toward that end, however, we need to make our market data more accurate and reliable.

Next challenge will be digitalization. Even though it is said that terrestrial digital broadcasting will start in three metropolitan areas in later part of 2003, proliferation of digital services, satellite broadcasting or inter-active services are much slower than general expectations. We will take cautions approach toward deployment of this service, carefully studying the trends in Europe and the U.S.A., DTH in Japan and/or movement of terrestrial broadcasters.

We will be proceeding with our telephony business as planned. However, we continue study technical, economical and marketing aspects of VoIP phone also.

With regard to funding, we believe we are very close to conclusion of syndicated finance after almost 2 and half years of negotiations with banks, thanks to warm and strong supports by our principal shareholders. Once the deal is successfully closed, we, as a unified group of Jupiter, are committed to make every effort to implement the contracts with due care and diligence.

As always, we solicit you shareholders' strong support and guidance.

(4) Business Results and Changes of Assets

(Million Yen except Net Profit Per Share)

	6th Term (Dec-1999)	7th Term (Dec-2000)	8th Term (Dec-2001)	9th Term (Dec-2002)
Sales Revenue	¥16,149	¥36,718	¥50,294	¥57,058
Net Profit	△¥798	△¥988	△¥4,999	¥129
Net Profit Per Share (Yen)	△¥1,000.35	△¥251.19	△¥1,270.68	¥32.82
Stockholders' Equity	¥30,192	¥37,943	¥32,944	¥33,073
Total Assets	¥37,893	¥54,591	¥232,900	¥272,159

(Note) 1. Net Profit per share is calculated with the number of shares issued at the year end.

2. Current Company Profile (As of December 31, 2002)

(1) Main Business Cable television broadcasting service

(2) Main Office Head Office:4-41-24 Higashi Ikebukuro Toshima-ku, Tokyo

(3) Shares

① Number of Shares to be issued: 15,000,000.00 shares

② Number of Shares issued: 3,934,285.74 shares

③ Number of Shareholders 9

④ Major Shareholders and Respective Shareholdings

Holders	Shareholding in the Company		Shares held By the Company	
	No. of shares	(%)	No. of shares	(%)
Sumitomo Corp.	1,427,346.00	36.28%	None	None
Liberty Japan, Inc.	1,101,600.00	28.00%	None	None
Microsoft Holdings V, Inc	605,296.06	15.39%	None	None
Cititrust , Inc.	303,500.00	7.71%	None	None
Liberty Jupiter, Inc.	275,400.00	7.00%	None	None
Mitsui & Co.,Ltd.	78,694.00	2.00%	None	None
Matsushita Electric Industrial Co.,Ltd.	78,694.00	2.00%	None	None
Liberty Japan Ⅱ, Inc.	50,346.00	1.28%	None	None

(Note) 50,346 shares owned by Liberty Japan Ⅱ, Inc

Liberty Japan Ⅱ, Inc acquired them from Sumitomo Corp. as of March 28 2002.

(4) Employees

	Number of Employees	Changes	Average Age	Average Years of Service
Male	1,149	595	34.3	4.3
Female	373	160	32.5	4.7
Total	1,822	755	34.0	4.4

(Note) 1. Number of Employees includes 49 secondees from shareholders.

2. The main reason for the increase from Dec 2001 is the shift from affiliated companies.

(5) Consolidation

Important Subsidiaries

Names		Capital Million Yen	Company's Shareholding	Main Business
Jcom Kanto		¥30,004	100.00%	CATV Business
Jcom Kansai		¥15,500	84.14%	Same as the above
Jcom Tokyo		¥10,075	80.03%	Same as the above
At Net Home		¥7,800	87.43%	Internet Provider
Jcom Shonan		¥5,771	79.48%	CATV Business
Super Network You		¥3,995	59.09%	Same as the above
Cable Vision 21		¥3,165	69.47%	Same as the above
Cablenet Kobe Ashiya		¥2,900	52.62%	Same as the above
Media Saitama		¥2,993	50.38%	Same as the above
Hokusetsu Cable Net		¥2,000	55.00%	Same as the above
Fukuoka Cable Network	※	¥2,000	45.00%	Same as the above
Kansai Multimedia Service	※※	¥2,000	25.75%	Internet Provider
Jcom Kitakyushu		¥1,801	81.65%	CATV Business
Kisarazu Cable Television		¥1,800	81.69%	Same as the above
Cable Network Yachiyo		¥1,600	58.65%	Same as the above
Urawa Cable TV Network		¥1,600	50.10%	Same as the above
Tsuchiura Cable TV		¥1,500	70.00%	Same as the above
Jcom Gunma		¥1,100	100.00%	Same as the above
Cable Net Shimonoseki	※	¥1,000	50.00%	Same as the above
Jcom Sapporo (Sub.of Jcom Kanto)	※※※	¥8,800	81.94%	Same as the above
Jcom Finance		¥3	100.00%	Financial Business

(Notes)
1. ※: not subsidiaries defined in the Commercial Code Term, but financially consolidated subsidiaries.
2. ※※: equity method basis affiliates.
3. ※※※: shareholding ratio by our subsidiary.
4. Osaka Cable TV was merged into J-com Kansai in January 1, 2002. Izumi CATV was merged into J-com Kansai in November, 2002. J-com Yamato was merged into J-com Kanto in February, 2002. Media Saitama by issuing additional shares to Jupiter in January 2002, and Urawa Cable TV Network by acquisition of additional shares by Jupiter in February 2002 became subsidiaries in the Commercial Code Term. And we established Jcom Finance in February 2002.

Result of consolidations

With 20 consolidated subsidiaries and 3 equity method affiliates, the consolidated gross revenue was yen 125,501 million, and the consolidated net loss was yen 11,088 million for the year.

(6) Directors and Statutory Auditors

Position	Name	In Charge or Main Occupation
Representative Director, President & CEO	Tsunetoshi Ishibashi	
Representative Director, President & COO	Gregory Armstrong	
Managing Director	Susumu Shoji	Finance & Accounting
Managing Director	Yasufumi Hirayama	Planning & Administration
Director (non-executive)	Atsushi Nishijo	General Manager for the America Executive Vice President. Sumitomo Corp.
Director (non-executive)	Yuji Tamura	Managing Director and General Manager Media , Electronics & Network Business Unit, Sumitomo Corp.
Director (non-executive)	Tsuguhito Aoki	Corporate Officer and Assistant to General Manager Media, Electronics & Network Business Unit. Sumitomo Corp.
Director (non-executive)	Miranda Curtis	President, Liberty Media International, Inc.
Director (non-executive)	Graham Hollis	Executive Vice President & CFO, Liberty Media International, Inc.
Director (non-executive)	Yasushige Nishimura	A consultant to Liberty Media Corp.
Director (non-executive)	Henry Vigil	Vice President, Consumer Strategy & Partnership, Microsoft Corp.
Director (non-executive)	Salman Ullah	General Manager of Corporate Strategy, Microsoft Corp.
Standing Statutory Auditor	Koji Kobayashi	
Statutory Auditor (non full time)	Yukihiro Yoshida	Corporate Officer and General Manager Planning & Administration Dept., Media, Electronics & Network Business Unit, Sumitomo Corp.
Statutory Auditor (non full time)	Darryl Dorrington	General Manager (Japan) Liberty Media International, Inc.
Statutory Auditor (non full time)	Suzanne Provan	Director of Finance Liberty Media International, Inc.

(Notes)

1. The changes in the Board during 2002.
   *Mr. Vernon Chamberlin resigned from his position of President & COO and became Part-Time Director, effective January 4, 2002. Mr. Tsunetoshi Ishibashi, Ex-Chairman & CEO, succeeded the position of President & CEO and Mr. Gregory Armstrong was elected as Executive Vice President & COO, effective January 4, 2002
   *Mr. Masaki Ookubo and Mr. Hiroo Sumitomo resigned from Statutory Auditor as of March 26, 2002. Mr. Koji Kobayashi and Mr. Yukihiro Yoshida replaced the seat.
   *Mr. Vernon Chamberlin resigned from Director as of December 31, 2002.

2. Statutory auditors: Mr. Koji Kobayashi and Mr. Yukihiro Yoshida, and Ms. Suzanne Provan are outside auditors as prescribed in Article 18-1 of the Law for Special Exceptions to the Commercial Code.

(7)Loans

Lender	Loan Amount (Million Yen)	Shareholding in the Company
The Sumitomo Trust & Banking Co., Ltd	60,000	—
Liberty Japan, Inc.	39,650	1,101,600.00
Sumitomo Shoji Financial Management Co., Ltd..	34,722	—
Sumitomo Mitsui Banking Corporation	29,100	—
Mizuho Corporate Bank, Ltd	19,700	—
The Bank of Tokyo-Mitsubishi	16,500	—
Citi Bank, N.A.	15,000	—
Bank of America, N.A.	7,500	—
Microsoft Holdings V, Inc.	6,613	605,296.06

Note: Fuji Bank and Industrial Bank of Japan, and Daiichi Kangyo Bank merged and became Mizuho Corporate Bank as of April 1, 2002.

(8)Significant Subsequent Events

1. Event

On January 31, 2003, we came to an agreement with certain syndicated financing group (Bank Group) as to certain project financing scheme for long-term senior loan facility of 108 billion Japanese yen with Jupiter Telecommunications Co. (Jupiter), its 100% subsidiary company, Jcom Finance Company (JCF) and certain managed cable TV franchises (Eligible Franchises) as debtors. At the same time, we also agreed with Sumitomo Corporation, Liberty Media Group and Microsoft Corporation (collectively, Principal Shareholders) as to their subordinated loans of 182 billion Japanese yen.

JCF is to borrow the senior loan from the Bank Group, and is going to fund the cash requirement (other than those expected to be funded by the Development Bank of Japan) of the Eligible Franchises as inter-company loans, using the senior loans and the subordinated loans (after deducting Jupiter's own use) to be lent by Jupiter.

2. Collateral Securities

Securities to be granted : Share Certificates of subsidiary companies (Only those of Eligible Franchises), Buildings, Land, and Others.

The amounts in this business report are presented in respective designated units rounding off fraction thereof.

BALANCE SHEET

(As of December 31, 2002)

(unit : Thousand Yen)

(ASSETS)		(LIABILITIES)	
Current Assets	**204,131,319**	**Current Liabilities**	**237,809,858**
Cash & Deposit	383,603	Account Payable-Trade	7,821,833
Account Receivable -Trade	8,654,925	Short Term Debts	228,785,000
Merchandise	419,842	Account Payable-Other	1,092,798
Prepaid Expenses	44,761	Provision for Income Taxes	8,400
Short-term Loan	194,529,000	Other Current Liabilities	101,827
Other Current Assets	3,164,262		
Allowance for Bad Debts	△3,065,076	**Fixed Liabilities**	**1,275,794**
Fixed Assets	**68,028,218**	Reserve for Retiring Benefits	1,275,794
Tangible Fixed Assets	**1,751,590**		
Building	1,055,707	**Total Liabilities**	**239,085,653**
Equipment	41,890		
Tools, Furniture & Fixtures	224,951	(STOCKHOLDER'S EQUITY)	
Land	429,042		
Intangible Fixed Assets	**1,084,798**	**Paid-in Capital**	**47,002,622**
Software	1,069,267	**Statutory Reserve**	**1,637,589**
Trademark	6,352	Capital Surplus	1,637,589
Telephone Subscription Rights	9,178	**Deficit**	**15,566,327**
Investments	**65,191,828**		
Securities for Investment	5,266,929	Cumulative Losses	15,566,327
Stock	57,970,916	(Net income for the current year)	(129,149)
Long-Term Loan	625,381		
Long-Term Prepaid Expense	741,127	**Total Stockholder's Equity**	**33,073,884**
Security Deposit	744,097		
Allowance for Bad Debts	△156,623		
Total Assets	272,159,537	Total Liabilities & Stockholders' Equity	272,159,537

PROFIT and LOSS STATEMENT
(From January 1, 2002 to December 31,2002)

(unit : Thousand Yen)

(ORDINARY PROFIT/LOSS)		
Operating Profit/Loss		
Sales		57,058,603
Cost of Sales		45,149,648
Gross Income		11,908,955
Selling, General & Admin. Expenses		11,318,271
Operating Income		**590,683**
Non-Operating Profit/Loss		
Non-Operating Profit		
Interest Income	2,490,139	
Gain on Foreign Exchange	13,131	
Other Non-Operating Income	29,457	2,532,727
Non-Operating Charges		
Interest Expense	2,842,829	
Amortization of Stock Issue Charges	17,086	
Other Non-Operating Expenses	9,554	2,869,471
Ordinary Income		**253,940**
(EXTRA ORDINARY ITEM)		
Extra ordinary gain	27,251	
Extra ordinary losses	143,642	
Net Income before Taxes		**137,549**
Income Taxes & Inhabitant Taxes		8,400
Net Income after Taxes		**129,149**
Accumulated Loss as of December 31, 2001		**15,695,477**
Accumulated Losses		**15,566,327**

Significant Accounting Policies

1. Securities Valuation Method
   (1) Marketable Securities
       Lower of cost or market price by the moving average method
   (2) Non-marketable Securities
       Acquisition cost by the moving average method

2. Inventory Valuation
   Merchandise ・・・ lower of cost or market by the moving average method

3. Depreciation Method of Tangible Fixed Assets
   Straight-line method as designated in the Corporate Tax Law

4. Amortization Method of Intangible Fixed Assets
   Straight-line method pursuant to the Corporate Tax Law.
   With regard to software for in-house use, straight-line method over estimated in-house use life.

5. Deferred Charges
   Stock Issue Charges
   Amortized equally in three years pursuant to the provisions of the Commercial Code

6. Allowance and Reserve
   (1) Allowance for Bad debts
       By specific considerations on particular doubtfuls, and by historical rate on other general receivables.
   (2) Reserve for Retiring Benefits
       Set aside estimated retirement benefit liabilities at the year end using actuarial culculations.

7. Consumption Taxes
   Consumption taxes are excluded from income and expenses in Profit and Loss Statement, and net of payable / receivable of Consumption Taxes are recorded in Balance Sheet.

Notes to Balance Sheet

1. Amounts presented as thousand yen with fractions rounded off.

2. Monetaty Receivables from & Payables to Subsidiaries

Short-term monetary receivables	¥201,463,878 Thousand	Long-term	¥290,975 Thousand
Short-term monetary payable	¥698,536 Thousand		

3. Accumulated depreciation of Tangible Fixed Assets ¥202,174 Thousand

4. Besides the fixed assets presented in the balance sheet, material fixed assets used through lease agreements are office equipment, LAN facilities, PBX and automobiles.

5. Material Liabilities to Director and Statutory Auditor. ¥61,882 Thousand

6. Balance of contingent liabilities: ¥796,233 thousand

7. Stock Option

Granted Balance of new stock subscription rights

Shares to be issued	Balance of new shares to be issued	Issuing Price
non-par value common share of Jupiter Telecommunication	158,128 shares	lower of ¥92,000/share or public offer price

8. Net Income per Share for the Current Term ¥32.82

Notes to Profit and Loss Statement

1. Amounts presented as thousand yen with fractions rounded off.

2. Transactions with Subsidiaries

Sales		¥46,780,282 Thousand
Other	Interest Income	¥2,413,996 Thousand

Proposal of Cumulative Losses

(Unit : Yen)

Cumulative Losses for the current term	15,566,327,999
Above loss is disposed as follows:	
Loss carried forward to the next term	15,566,327,999

003G4UGC

局…
15.5.-1
192号

RECEIVED
2004 JUN -3 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

有価証券届出書

縦

株式会社ジュピターテレコム

(681112)

有 価 証 券 届 出 書

関東財務局長 殿

平成15年5月1日提出

会社名	株式会社ジュピターテレコム
英訳名	Jupiter Telecommunications Co., Ltd.
代表者の役職氏名	代表取締役社長 森 泉 知 行

本店の所在の場所	東京都豊島区東池袋四丁目41番24号	電話番号	(03) 5953－5110
		連絡者	常務取締役 財務・経理担当 庄 子 進
最寄りの連絡場所	同上	電話番号	同上
		連絡者	同上

届出の対象とした募集

募集有価証券の種類	株式
募集金額	その他の者に対する割当 32,260,750,000円

安定操作に関する事項

該当事項はありません。

有価証券届出書の写しを縦覧に供する場所

名称	所在地

該当事項はありません。

(本書面の枚数　表紙共55枚)

目　　　次

第一部　証券情報

第１　募集要項

１　新規発行株式

種類	発行数	摘要
普通株式	株 750,250	平成15年４月２日開催の取締役会決議及び平成15年４月17日開催の株主総会決議による。

２　株式募集の方法及び条件

(1) 募集の方法

区分	発行数	発行価額の総額	資本組入額の総額	摘要
株主割当	株 ―	円 ―	円 ―	
その他の者に対する割当	750,250	32,260,750,000	16,130,375,000	(注１)
一般募集	―	―	―	
計(総発行株式)	750,250	32,260,750,000	16,130,375,000	

(注１)　発行価額の総額につき、下記現物出資者２名に対して、出資の目的たる財産の価額に相当する額を第三者割当の方法により以下のとおり割り当てる。

イ　現物出資者
住友商事株式会社 Liberty Japan IV, Inc.
ロ　出資の目的たる財産の種類
上記現物出資者の当社に対する貸付金債権
ハ　出資の目的たる財産の価額及び現物出資者に対して与える株式の種類及び数
①　住友商事株式会社 貸付金債権元本金額16,130,375,000円に対し、当社普通株式　375,125株 ②　Liberty Japan IV, Inc. 貸付金債権元本金額16,130,375,000円に対し、当社普通株式　375,125株

（注２）　当社と現物出資者（割当予定先）との関係等は、以下のとおりである。

<table>
<tr><td colspan="3">現物出資者の氏名又は名称</td><td>住友商事株式会社</td></tr>
<tr><td rowspan="5">現物出資者の内容</td><td colspan="2">住所</td><td>東京都中央区晴海一丁目８番11号</td></tr>
<tr><td colspan="2">代表者の氏名</td><td>代表取締役　岡　　素　之</td></tr>
<tr><td colspan="2">資本金</td><td>169,438,000,000円</td></tr>
<tr><td colspan="2">事業の内容</td><td>商社</td></tr>
<tr><td colspan="2">大株主</td><td>日本トラスティ・サービス信託銀行（信託口）　4.41％
住友生命保険　4.17％
三井住友海上火災保険　3.66％
（平成14年９月30日現在）</td></tr>
<tr><td rowspan="3">当社との関係</td><td rowspan="2">出資関係</td><td>当社が保有している現物出資者の株式数</td><td>なし</td></tr>
<tr><td>現物出資者が保有している当社の株式数</td><td>普通株式　1,115,532株</td></tr>
<tr><td colspan="2">取引関係等</td><td>役員の兼任　１名
一般の商取引の他、借入金69,070百万円、債務保証31,808百万円を受けております。（平成15年３月31日現在）</td></tr>
<tr><td colspan="3">株券の保有に関する取決めの内容</td><td>該当なし</td></tr>
</table>

<table>
<tr><td colspan="3">現物出資者の氏名又は名称</td><td>Liberty Japan Ⅳ, Inc.</td></tr>
<tr><td rowspan="5">現物出資者の内容</td><td colspan="2">住所</td><td>アメリカ合衆国コロラド州エングルウッド、リバティーブルバード12300</td></tr>
<tr><td colspan="2">代表者の氏名</td><td>社長兼最高経営責任者　ミランダ・カーチス</td></tr>
<tr><td colspan="2">資本金</td><td>1,000米ドル</td></tr>
<tr><td colspan="2">事業の内容</td><td>デラウェア州一般株式会社法のもとで設立された法人が適法に行なうことのできるあらゆる行為に従事すること。</td></tr>
<tr><td colspan="2">大株主</td><td>リバティー・ホールディングス・ジャパン・インク
出資比率100％</td></tr>
<tr><td rowspan="3">当社との関係</td><td rowspan="2">出資関係</td><td>当社が保有している現物出資者の株式数</td><td>なし</td></tr>
<tr><td>現物出資者が保有している当社の株式数</td><td>なし</td></tr>
<tr><td colspan="2">取引関係等</td><td>役員の兼任　２名
出資の目的たる財産である当社に対する貸付金債権以外、営業取引等はなし</td></tr>
<tr><td colspan="3">株券の保有に関する取決めの内容</td><td>該当なし</td></tr>
</table>

(2) 募集の条件

発行価格	資本組入額	申込株数単位	申込期間	申込証拠金	払込期日
円 43,000	円 21,500	1株	平成15年5月14日(水)	該当なし	平成15年5月15日(木)
新株引受権証書に関する事項	該当事項なし				
摘要	申込方法は、申込期間中に、現物出資の目的となる財産である貸付金債権を払込期日付けで当社に給付する旨を記載した株式申込証を当社に提出するものとする。				

(注) 新株式に対する配当起算日は平成15年1月1日とする。

申込取扱場所

下記の払込取扱場所と同じ

払込取扱場所(契約場所)

東京都豊島区東池袋四丁目41番24号
株式会社ジュピターテレコム

3 株式の引受

該当事項はありません。

4 新規発行による手取金の使途

(1) 新規発行による手取金の額

払込金額の総額	発行諸費用の概算額	差引手取概算額
—	—	—

(注) 払込の対価は、発行価額の総額相当額の貸付金債権の現物出資により給付されるため該当事項はなし。

(2) 手取金の使途

該当事項はありません(発行価額の総額が現物出資により払い込まれるため、現金による払い込みはありません)。

第2 その他の記載事項

該当事項はありません。

第二部　追完情報

該当事項はありません。

第三部　組込情報

次に掲げる書類の写しを綴じ込んでいる。

有価証券報告書 及びその添付書類	事業年度 (第９期)	自 至	平成14年１月１日 平成14年12月31日	平成15年３月28日 関東財務局長に提出

訂正報告書(上記有価証券報告書の訂正報告書)を平成15年４月11日に関東財務局長に提出

証券取引法第24条第１項に基づく有価証券報告書及び同法第24条の２第１項に基づく有価証券報告書の訂正報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成15年３月28日及び同年４月11日に提出したデータを出力・印刷したものである。

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成15年３月28日
【事業年度】	第９期(自　平成14年１月１日　至　平成14年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【縦覧に供する場所】	該当事項はありません。

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第５期	第６期	第７期	第８期	第９期
決算年月		平成10年12月	平成11年12月	平成12年12月	平成13年12月	平成14年12月
売上高	(千円)	13,794,084	30,741,492	54,315,831	92,206,714	125,501,750
経常損失	(千円)	7,750,538	12,799,783	21,559,405	23,589,166	10,839,005
当期純損失	(千円)	9,758,392	11,134,796	20,978,878	23,445,406	11,088,569
純資産額	(千円)	8,473,231	3,538,435	△8,711,706	△32,157,112	△43,245,681
総資産額	(千円)	43,012,022	98,637,597	176,456,509	229,993,780	255,605,684
１株当たり純資産額	(円)	12,571.56	4,434.13	△2,214.30	△8,173.56	△10,992.00
１株当たり当期純損失	(円)	15,010.37	15,308.99	12,458.49	5,959.25	2,818.45
潜在株式調整後 １株当たり当期純利益	(円)	―	―	―	―	―
自己資本比率	(％)	19.70	3.59	△4.93	△13.98	△16.91
自己資本利益率	(％)	―	―	―	―	―
株価収益率	(倍)	―	―	―	―	―
営業活動による キャッシュ・フロー	(千円)	△4,966,722	△362,192	△1,809,154	545,421	15,043,471
投資活動による キャッシュ・フロー	(千円)	△15,009,764	△25,248,159	△40,225,676	△66,796,090	△56,666,938
財務活動による キャッシュ・フロー	(千円)	17,493,045	24,800,965	42,310,364	71,328,141	40,559,815
現金及び現金同等物の 期末残高	(千円)	1,384,504	2,053,524	3,675,242	8,752,714	7,689,062
従業員数	(名)	1,036 (326)	1,124 (830)	1,939 (1,546)	2,108 (2,560)	2,360 (2,973)

(注) 1 売上高には消費税等は含まれておりません。

2 平成10年12月期のキャッシュ・フローにつきましては、証券取引法第193条の２の規定に基づく会計監査を受けておりません。

3 平成10年12月期及び平成11年12月期の潜在株式調整後１株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期から平成14年12月期の潜在株式調整後１株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。

4 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。

5 従業員数には、他社への出向者を含めておりません。(　)内は臨時従業員の平均雇用人員数であり、外数であります。

(2) 提出会社の経営指標等

回次		第5期	第6期	第7期	第8期	第9期
決算年月		平成10年12月	平成11年12月	平成12年12月	平成13年12月	平成14年12月
売上高	(千円)	12,634,475	16,149,173	36,718,673	50,294,647	57,058,603
経常利益(又は損失△)	(千円)	△2,523,636	△792,781	39,933	162,505	253,940
当期純利益(又は損失△)	(千円)	△2,528,736	△798,283	△988,264	△4,999,230	129,149
資本金	(千円)	33,700,000	39,900,000	47,002,622	47,002,622	47,002,622
発行済株式総数	(株)	674,000	798,000	3,934,285	3,934,285	3,934,285
純資産額	(千円)	24,790,300	30,192,017	37,943,965	32,944,735	33,073,884
総資産額	(千円)	26,594,150	37,893,930	54,591,476	232,900,078	272,159,537
1株当たり純資産額	(円)	36,780.86	37,834.60	9,644.43	8,373.75	8,406.57
1株当たり配当額 (内、1株当たり中間配当額)	(円) (円)	— (—)	— (—)	— (—)	— (—)	— (—)
1株当たり当期純利益(又は損失△)	(円)	△3,889.70	△1,097.54	△586.88	△1,270.68	32.82
潜在株式調整後1株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	93.22	79.68	69.51	14.15	12.15
自己資本利益率	(%)	—	—	—	—	0.39
株価収益率	(倍)	—	—	—	—	—
配当性向	(%)	—	—	—	—	—
従業員数	(名)	115(37)	104(27)	211(16)	351(60)	363(387)

(注) 1 売上高には消費税等は含まれておりません。

2 平成10年12月期及び平成11年12月期の潜在株式調整後1株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期及び平成13年12月期の潜在株式調整後1株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。また、平成14年12月期の潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。

3 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。

4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

2 【沿革】

平成７年１月	住友商事㈱とTele-Communications International, Inc.(TINTA；現Liberty Media International, Inc.)の合弁で㈱ジュピターテレコムを設立。 (注)TINTA側の出資会社はTCI Japan, Inc.(現Liberty Japan, Inc.)
平成７年３月	杉並ケーブルテレビ㈱、㈱ケーブルテレビネリマ、㈱シティケーブルビジョン府中、㈱小金井市民テレビの株式を住友商事㈱から取得。
平成７年８月	㈱ジュピター群馬設立。
平成７年11月	福岡ケーブルネットワーク㈱設立。
平成８年１月	㈱木更津ケーブルテレビ取得。 ㈱ジュピター宝塚川西設立。
平成８年４月	北摂ケーブルネット㈱設立。 ㈱ケーブルビジョン二十一及び㈱ケーブルステーション北九州を取得。
平成８年６月	㈱ジュピターりんくう設立。
平成８年７月	㈱ジュピターかわち設立。
平成８年９月	㈱ジュピター和歌山、㈱ケーブルネット下関設立。
平成８年10月	土浦ケーブルテレビ㈱の株式を住友商事㈱から取得。 杉並ケーブルテレビ㈱が第一種電気通信事業(電話事業)の郵政省許可を取得。
平成８年12月	決算期を３月から12月に変更。 浦和ケーブル・テレビ・ネットワーク㈱の株式を住友商事㈱から取得。
平成９年２月	㈱ジュピターいばらき(平成11年８月アットホームジャパン㈱に商号変更)を設立。 関西地区の統括会社として㈱ジュピター関西設立。
平成９年６月	寒川ケーブルテレビ㈱を買収及び㈱テレビちがさきの株式を住友商事㈱から取得。
平成９年７月	杉並ケーブルテレビ㈱による電話サービス開始。
平成10年３月	大阪ケーブルテレビ㈱の株式を住友商事㈱から取得。 ㈲ジュピターインターネット設立。
平成10年４月	関西マルチメディアサービス㈱へ出資。
平成10年８月	㈱シーエーティーヴィ横須賀の株式を住友商事㈱から買取。 堺ケーブルテレビ㈱取得。
平成10年９月	こうべケーブルテレビ㈱の株式を住友商事㈱から取得。 ㈲ジェイコムインターネット設立。
平成10年11月	北九州ケーブルテレビ㈱取得。
平成10年12月	吹田ケーブルテレビジョン㈱の株式を住友商事㈱から取得。
平成11年１月	大阪ケーブルテレビ㈱によるインターネットサービス開始。 杉並ケーブルテレビ㈱と㈱ケーブルテレビネリマが合併、㈱ジェイコム東京となる。 ㈱テレビちがさきと寒川ケーブルテレビ㈱が合併、㈱ジェイコム湘南となる。 ㈱ジュピター宝塚川西、㈱ジュピターかわち、㈱ジュピター和歌山と㈱ジュピター関西が合併、㈱ジェイコム関西となる。 藤沢ケーブルテレビ㈱の株式を住友商事㈱から取得。

平成11年３月	㈱ユーアイネット埼玉(平成12年７月㈱メディアさいたまに商号変更)の株式を住友商事㈱から取得。 ㈱ケーブルテレビ神戸及び㈱チャンネルウェーブあまがさきの株式を住友商事㈱から取得。
平成11年７月	㈱ケーブルコミュニケーション芦屋の株式を住友商事㈱から取得。
平成11年８月	㈱ケーブルステーション北九州と北九州ケーブルテレビ㈱が合併、㈱ジェイコム北九州となる。
平成11年９月	アットホームジャパン㈱へ出資。 ㈱ジェイコム関西が㈱ジュピターりんくうを吸収合併。
平成11年10月	㈱ジェイコム東京が㈱シティケーブルビジョン府中と㈱ケーブルコミュニケーション小金井・国分寺(旧㈱小金井市民テレビ)を吸収合併。
平成12年１月	こうべケーブルテレビ㈱と㈱ケーブルコミュニケーション芦屋が合併、㈱ケーブルネット神戸芦屋となる。
平成12年４月	㈱チャンネルウェーブあまがさきが㈱ケーブルビジョンアイ、㈱ケーブルビジョン西宮と合併、阪神シティケーブル㈱となる。 ㈱ジェイコム東京が㈲ジェイコムインターネットを吸収合併。
平成12年９月	株式交換により㈱タイタス・コミュニケーションズを統合、同社発行済全株式を取得。 ㈱タイタス・スキャットが㈱ジェイコム札幌に商号を変更。
平成12年10月	吹田ケーブルテレビジョン㈱の株式移転により、関西ケーブルネット㈱株式を取得。
平成12年12月	㈲ジュピターインターネット清算。 ケーブルスカイネット企画㈱へ出資。
平成13年１月	㈱ジェイコム関西が堺ケーブルテレビ㈱を吸収合併。
平成13年３月	㈱ケーブルネットワークやちよ取得。
平成13年４月	藤沢ケーブルテレビ㈱が㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、商号を㈱ジェイコム湘南と変更。
平成13年７月	和泉シーエーティヴィ㈱取得。
平成13年８月	㈱スーパーネットワークユー取得。
平成13年９月	㈱ジュピター群馬が㈱ジェイコム群馬に商号変更。 ㈱タイタス・コミュニケーションズが㈱ジェイコム関東に商号変更。 ㈱タイタス相鉄が㈱ジェイコム大和に商号変更。
平成14年１月	㈱ジェイコム関西が大阪ケーブルテレビ㈱を吸収合併。
平成14年２月	㈲ジェイコムファイナンス設立。 ㈱ジェイコム関東が㈱ジェイコム大和を吸収合併。
平成14年４月	グリーンシティケーブルテレビ㈱株式を住友商事㈱から取得。 アットホームジャパン㈱（平成14年６月　アットネットホーム㈱に商号変更）を子会社化。
平成14年７月	ケーブルスカイネット企画㈱清算。
平成14年８月	㈱ジェイコム関東が前橋局の営業権を㈱ジェイコム群馬に譲渡。
平成14年11月	㈱ジェイコム関西が和泉シーエーティヴィ㈱を吸収合併。

3 【事業の内容】

当社は、19の運営局を通じて、「ワン・ストップ・ショップ」として、ケーブルテレビ、電話、高速インターネット接続サービスを当社グループのブロードバンド(高速・大容量)・ネットワークを通じ総合的に提供することを主な事業としております。なお、19の運営局以外に、4の非運営局に投資しております。

○ケーブルテレビサービス

加入者に対して、ニュース、スポーツ、映画、その他人気番組などを含む基本ケーブル・サービス(「基本チャンネル」)に加えて様々なプレミアム・サービス(「有料チャンネル」)を提供するものであります。

基本チャンネルは、地上波テレビ放送番組、地域コミュニティ番組、衛星放送番組等約45のチャンネルにより構成されています。一般的なチャンネルのラインナップには、映画専門チャンネルのCSN1ムービーチャンネル、テレビショッピングのショップチャンネル、スポーツチャンネルのJスカイスポーツ1、2、3、ディスカバリーチャンネル、ゴルフネットワークが含まれています。有料チャンネルは、プレミアム映画、スポーツ、競馬、その他特別イベントなどの娯楽番組を提供しており、これらは番組供給会社等から提供を受けております。

○電話サービス

電話サービスは平成14年12月31日現在、㈱ジェイコム札幌、㈱木更津ケーブルテレビ、㈱ジェイコム群馬、土浦ケーブルテレビ㈱、調布ケーブルテレビジョン㈱をのぞく14の運営局で提供しており、サービスエリアを順次拡大してまいります。当社グループの電話サービスは市内・長距離電話サービスにおいて、NTT及び他の地域系通信事業者とほぼ同等のサービスを加入者に提供するものであります。

当社グループは、市内・長距離、国際通信事業者、携帯電話、PHS事業者等との間で相互接続協定を締結しております。

○高速インターネット接続サービス

平成14年12月31日現在、高速インターネット接続サービスはすべての運営局で提供しております。

当社グループはアットネットホーム(株)(旧アットホームジャパン㈱)をインターネット接続事業者とする高速インターネット接続サービスを、平成12年6月にJ-COM@NetHomeのブランドで導入しました。このサービスは、高速インターネット接続と豊富なブロードバンド・コンテンツを提供するウェブ・ポータルから成り、当社グループが所有する高速大容量ネットワークとアットネットホーム(株)が構築するバックボーンを直結していることから、バックボーンを一般に開放されたインターネット網に依存する場合に頻繁に起こる通信の混雑は避けられるものと考えています。

○運営局への運営サービス

当社はMSO契約(傘下のケーブルテレビ局との間で締結する全般的な経営指導サービス提供契約)に基づき、19の運営局全てにJ-COM Broadbandブランドと、共通のビジネス戦略に基づいた運営サービスを提供しております。

平成14年12月31日現在の、各地域毎のケーブルテレビ、電話、高速インターネット接続サービスのホームパス世帯数(ケーブルテレビ、電話、高速インターネット回線を敷設した地域の中で接続可能な一戸建て及び集合住宅における世帯数)、加入世帯数及び加入率(%、加入世帯数÷ホームパス世帯数)は以下の通りです。

〈当社グループ局加入世帯数〉（平成14年12月31日現在）

グループ局名	ケーブルテレビ			電話			高速インターネット接続		
	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2
運営局(連結子会社)									
㈱ジェイコム東京	739,500	201,900	27.3%	724,500	105,000	14.5%	739,500	70,800	9.6%
㈱木更津ケーブルテレビ	72,100	26,100	36.2%	—	—	—	72,100	7,800	10.8%
㈱ジェイコム群馬	115,700	16,200	14.0%	—	—	—	115,700	7,500	6.5%
㈱ケーブルビジョン二十一	171,100	38,700	22.6%	58,200	4,000	6.9%	171,100	9,800	5.7%
福岡ケーブルネットワーク㈱	392,400	79,400	20.2%	109,600	8,100	7.4%	392,400	22,400	5.7%
㈱ジェイコム北九州	244,000	54,900	22.5%	71,000	5,800	8.2%	244,000	14,000	5.7%
北摂ケーブルネット㈱	173,700	44,000	25.3%	45,400	4,700	10.4%	173,700	20,100	11.6%
土浦ケーブルテレビ㈱	100,900	34,900	34.6%	—	—	—	100,900	11,000	10.9%
浦和ケーブル・テレビ・ネットワーク㈱	200,600	57,000	28.4%	62,800	3,200	5.1%	200,600	20,900	10.4%
㈱ケーブルネット下関	67,100	20,200	30.1%	17,700	2,100	12.1%	67,100	5,400	8.0%
㈱ジェイコム関西	1,233,700	285,700	23.2%	599,000	61,800	10.3%	1,233,700	104,800	8.5%
㈱ジェイコム湘南	409,900	148,400	36.2%	137,000	16,700	12.2%	409,900	34,400	8.4%
㈱ケーブルネット神戸芦屋	229,600	58,600	25.5%	41,400	4,400	10.6%	229,600	19,900	8.7%
㈱メディアさいたま	251,700	54,200	21.5%	37,100	3,000	8.1%	251,700	23,000	9.1%
㈱ケーブルネットワークやちよ	41,300	15,300	37.0%	13,500	900	6.7%	41,300	3,900	9.4%
㈱スーパーネットワークユー	57,600	16,900	29.3%	5,400	600	11.1%	57,600	5,600	9.8%
㈱ジェイコム関東	977,300	202,900	20.8%	960,000	129,600	13.5%	977,300	113,700	11.6%
㈱ジェイコム札幌	332,200	67,500	20.3%	—	—	—	271,600	9,500	3.5%
運営局(連結子会社)　計	5,810,400	1,422,800	24.5%	2,882,600	349,900	12.1%	5,749,800	504,500	8.8%
運営局(その他)									
調布ケーブルテレビジョン㈱	122,000	18,800	15.4%	—	—	—	96,500	5,400	5.6%
運営局(その他)　計	122,000	18,800	15.4%	—	—	—	96,500	5,400	5.6%
運営局　計	5,932,400	1,441,600	24.3%	2,882,600	349,900	12.1%	5,846,300	509,900	8.7%
(非運営局)									
㈱ケーブルテレビ神戸	160,000	31,800	19.8%	—	—	—	160,000	11,000	6.9%
関西ケーブルネット㈱　(注)1	539,000	130,300	24.2%	—	—	—	539,000	46,800	8.7%
阪神シティケーブル㈱	448,000	57,000	12.7%	—	—	—	448,000	27,600	6.2%
グリーンシティケーブルテレビ㈱	124,000	16,100	13.0%	—	—	—	124,000	8,400	6.8%
非運営局　計	1,271,000	235,200	18.5%	—	—	—	1,271,000	93,800	7.4%
合計	7,203,400	1,676,800	23.3%	2,882,600	349,900	12.1%	7,117,300	603,700	8.5%

（注）1　関西ケーブルネット㈱には、同社傘下の吹田ケーブルテレビジョン㈱、豊中コミュニティケーブルテレビ㈱、高槻ケーブルネットワーク㈱、池田マルチメディア㈱、東大阪ケーブルテレビ㈱、守口・門真ケーブルテレビ㈱の６社を合算計上しております。

2　$加入率(\%) = \frac{加入世帯数}{ホームパス世帯数} \times 100$

3　各サービスの加入世帯数は、当該サービス以外のサービスにも加入している世帯を含めております。

4　平成14年12月31日現在、当社運営局(連結子会社)における総加入世帯数(少なくともひとつのサービスに加入している世帯数)は、1,590,800世帯となっております。

5　ケーブルテレビ加入世帯数に、「電波障害、ケーブルテレビ対応の集合住宅等で地上波及びJ-COMチャンネルのみをケーブルテレビ網を通して視聴している世帯数」を加えたケーブル接続世帯数は、平成14年12月31日現在、当社運営局(連結子会社)で推定3,846,600世帯となっております。

＜系統図＞　（平成14年12月31日現在）


加入者
ケーブルテレビ
電話
高速インターネット接続
「パッケージ販売」
利用料収入
傘下局23局
非運営局4局
（持分法適用関連会社）
㈱ケーブルテレビ神戸
グリーンシティケーブルテレビ㈱
（その他）
関西ケーブルネット㈱
阪神シティケーブル㈱
運営局19局
（連結子会社）
㈱ジェイコム東京
㈱木更津ケーブルテレビ
㈱ジェイコム群馬
㈱ケーブルビジョン二十一
㈱ジェイコム北九州
北摂ケーブルネット㈱
土浦ケーブルテレビ㈱
㈱ジェイコム関西
福岡ケーブルネットワーク㈱
浦和ケーブル・テレビ・ネットワーク㈱
㈱ケーブルネット下関
㈱ジェイコム湘南
㈱ケーブルネット神戸芦屋
㈱メディアさいたま
㈱ケーブルネットワークやちよ
㈱スーパーネットワークユー
㈱ジェイコム関東
㈱ジェイコム札幌
（その他）
調布ケーブルテレビジョン㈱
相互接続協定
接続料
市内電話・長距離電話、国際電話、携帯電話、PHSの各事業者
相互接続協定
接続料
インターネット接続事業者
（連結子会社）
アットネットホーム㈱
（持分法適用関連会社）
関西マルチメディアサービス㈱
（対運営局のみ）
番組等
番組料金
MSO契約に基づく運営サービス
経営指導料
（対象局）
資金援助
資金援助
資金援助
金融子会社
（連結子会社）
㈲ジェイコムファイナンス
㈱ジュピターテレコム
（当社）
住友商事㈱
（その他の関係会社）
Liberty Japan Inc.
（その他の関係会社）
Microsoft Holdings V,Inc.
（その他の関係会社）
番組等
番組料金
番組供給会社

（注）　矢印（白抜き矢印）は、サービス等の提供の流れを示しております。
矢印（黒塗り左向き矢印）は、サービス等の提供の対価の流れを示しております。
矢印（黒塗り右向き矢印）は、資金援助の流れを示しております。

4 【関係会社の状況】

(平成14年12月31日現在)

名称	住所	資本金又は出資金（百万円）	主要な事業の内容	議決権の所有割合又は被所有割合(注)1 (%)	関係内容				摘要
					役員の兼任等(人)		資金援助(注)2	MSO契約(注)3	
					当社役員	当社職員			
(連結子会社)									
㈱ジェイコム東京	東京都練馬区	10,075	ケーブルテレビ事業	80.03	2	5	有	有	特定子会社(注)6
㈱木更津ケーブルテレビ	千葉県木更津市	1,800	ケーブルテレビ事業	81.69	1	5	有	有	
㈱ジェイコム群馬	群馬県高崎市	1,100	ケーブルテレビ事業	100.00	1	5	有	有	
㈱ケーブルビジョン二十一	福岡市中央区	3,165	ケーブルテレビ事業	69.47	3	7	有	有	
福岡ケーブルネットワーク㈱	福岡市中央区	2,000	ケーブルテレビ事業	45.00	2	2	無	有	
㈱ジェイコム北九州	北九州市八幡東区	1,801	ケーブルテレビ事業	81.65	3	6	有	有	
北摂ケーブルネット㈱	大阪府箕面市	2,000	ケーブルテレビ事業	55.00	1	3	有	有	
土浦ケーブルテレビ㈱	茨城県土浦市	1,500	ケーブルテレビ事業	70.00	2	4	有	有	
浦和ケーブル・テレビ・ネットワーク㈱	埼玉県さいたま市	1,600	ケーブルテレビ事業	50.10	3	3	有	有	
㈱ケーブルネット下関	山口県下関市	1,000	ケーブルテレビ事業	50.00	2	5	有	有	
㈱ジェイコム関西	大阪市天王寺区	15,500	ケーブルテレビ事業	84.14	2	12	有	有	特定子会社(注)6
㈱ジェイコム湘南	神奈川県横須賀市	5,771	ケーブルテレビ事業	79.48	2	9	有	有	特定子会社
㈱ケーブルネット神戸芦屋	神戸市中央区	2,900	ケーブルテレビ事業	52.62	3	6	有	有	
㈱メディアさいたま	埼玉県さいたま市	2,993	ケーブルテレビ事業	50.38	2	4	有	有	
㈱ケーブルネットワークやちよ	千葉県八千代市	1,600	ケーブルテレビ事業	58.65	1	6	有	有	
㈱スーパーネットワークユー	千葉県浦安市	3,395	ケーブルテレビ事業	59.09	1	6	無	有	
㈱ジェイコム関東	東京都豊島区	30,004	ケーブルテレビ事業	100.00	2	4	有	有	特定子会社(注)6
㈱ジェイコム札幌	札幌市豊平区	8,800	ケーブルテレビ事業	81.94 (81.94)	2	6	無	有	特定子会社
アットネットホーム㈱	東京都目黒区	7,800	インターネット事業	87.43	3	1	無	無	特定子会社(注)5
㈲ジェイコムファイナンス	東京都豊島区	3	金融業務	100.00	1		有	無	
(持分法適用関連会社)									
㈱ケーブルテレビ神戸	神戸市長田区	2,000	ケーブルテレビ事業	20.44	2	3	無	無	
関西マルチメディアサービス㈱	大阪市西区	2,000	インターネット事業	25.75	1	1	無	無	
グリーンシティケーブルテレビ㈱	名古屋市守山区	1,000	ケーブルテレビ事業	20.00	1	1	無	無	
(その他の関係会社)									
住友商事㈱	東京都中央区	169,431	総合商社	36.28	2	—	無	—	(注)5
Liberty Japan, Inc.	米国コロラド州	US$ 1,000	当社への投資持株会社	28.00	—	—	無	—	
Microsoft Holdings V, Inc.	米国ワシントン州	US$ 1,000	当社への投資持株会社	15.39	—	—	無	—	(注)4

(注) 1 「議決権の所有割合又は被所有割合」欄の( )は内書で間接所有割合であります。

2 「資金援助」の「有」は、㈲ジェイコムファイナンス経由及び当社の直接貸付による資金援助を示しております。

3 MSO契約に関しては、「第2 事業の状況 4 経営上の重要な契約等」を参照願います。

4　Microsoft Holdings V, Inc.の議決権の所有割合には日興シティ信託銀行㈱に議決権信託をした303,500株を含めておりません。

5　上記関係会社の内、住友商事㈱、アットネットホーム㈱は、有価証券報告書を提出しております。

6　㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム関西については、売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えております。

主な損益情報等

㈱ジェイコム東京	① 売上高	20,334,626千円
	② 経常損失	1,757,300
	③ 当期純損失	1,767,563
	④ 純資産額	△7,467,527
	⑤ 総資産額	37,691,833
㈱ジェイコム関東	① 売上高	22,819,657千円
	② 経常損失	2,540,243
	③ 当期純損失	2,124,714
	④ 純資産額	△7,376,160
	⑤ 総資産額	54,349,929
㈱ジェイコム関西	① 売上高	24,622,134千円
	② 経常損失	2,080,796
	③ 当期純損失	2,154,527
	④ 純資産額	8,082,964
	⑤ 総資産額	46,531,518

7　連結財務諸表に重要な影響を与えている債務超過の関係会社は以下の通りであります。

関係会社名	債務超過の額
㈱ジェイコム東京	7,467,527千円
㈱ジェイコム関東	7,376,160
㈱ケーブルビジョン二十一	5,604,135
㈱ジェイコム北九州	2,737,075
㈱ジェイコム群馬	1,350,807

5 【従業員の状況】

(1) 連結会社の状況

(平成14年12月31日現在)

従業員数(名)	2,360

(注) 1　従業員数は就業人員であります。主な連結子会社の従業員数は「第3　設備の状況」に記載しております。

2　上記の他、臨時従業員数は平均2,973名であります。

(2) 提出会社の状況

(平成14年12月31日現在)

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(千円)
363	34.0	4.4	6,526

(注) 1　従業員数は就業人員であります。従業員数には関係会社へ出向中の従業員1,459名、臨時従業員平均387名を含めず、社外からの出向者49名を含めております。

2　平均年齢、平均勤続年数、平均年間給与は、関係会社へ出向中の従業員を含め、社外からの出向者を除き、平成14年12月末の数値を算出しております。

3　平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社内に労働組合は結成されておりませんが、労使関係は円滑に推移しております。

なお、子会社で唯一労働組合が結成されていた㈱ケーブルビジョン二十一の労働組合は平成14年4月12日付にて自主的に解散致しました。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当連結会計年度のわが国経済は、内閣府による５月の月例経済報告で景気底入れ宣言が出されたものの、デフレ色、金融機関への不信は払拭されず、株式市場が一段と調整色を強めたこともあり、銀行の経営健全化問題が緊急の課題視されることとなりました。１２月には完全失業率が、再び5.5%の過去最悪水準となり、同月の月例経済報告でも景気の低迷色を認める内容となりました。海外においても、米国で企業の不正会計問題が、金融市場への不信を拡大するなど、景気回復を遅らせる要因ともなりました。また、世界各地でテロ事件が多発、中東情勢の緊迫化もあり、全般的に厳しい経済環境のもとに推移しました。

多チャンネル放送事業では、ワールドカップ・サッカー効果を期待した大規模な投資・販促キャンペーンも行われましたが、総じて一年を通じた新規加入獲得は期待に反したと言えましょう。放送のデジタル化移行問題が、いわゆるアナアナ変換も含め大きな関心を集めたものの、デジタル放送普及の時期については、当初の見込みから大幅に後退したものになりました。

通信領域では、高速インターネットサービスにおいて、ブロードバンド化が、さらに鮮明となりました。とりわけDSLサービスは低価格化・高速化に加え、激しい競合、販促キャンペーンによって普及が進み、年末には565万世帯にまで加入者を増やしました。一方、ケーブルモデムを使ったインターネットも対前年比５０％以上増加し、年末には200万世帯に迫りました。高速インターネットにおける競合はIP電話へとその範囲を広げております。

このような、一般的な経済の低迷状況及び業界環境の中、当社は引き続き着実に実績を伸ばしてまいりました。

4月には、アットネットホーム㈱を子会社化し、また、初めて名古屋地区においてグリーンシティケーブルテレビ㈱の株式２０％を取得しました。傘下の組織面では、オペレーションの合理化の一環として、２月に㈱ジェイコム関東の１００％子会社であった㈱ジェイコム大和を㈱ジェイコム関東に吸収合併し、８月には㈱ジェイコム関東の前橋局を㈱ジェイコム群馬と営業譲渡により統合、また、大阪ケーブルテレビ㈱を１月に㈱ジェイコム関西に吸収合併し、更に１１月、和泉シーエーティヴィ㈱をジェイコム関西に吸収合併しました。この結果、平成14年12月31日現在、運営局会社数は前年末比３社減少し１９社となっています。

加入者の獲得については、戸別訪問を営業活動の中心とするものの、コールセンター機能をさらに拡充・強化するとともに、ケーブルテレビ、高速インターネットサービス、電話の３サービスのバンドル化を進め、積極的な営業展開を行いました。

こうした日々の営業活動に加え、J-COM Broadbandブランドの更なる浸透を図り、より効果的な販売を実現するため、4月及び9月にテレビの全国放送網において、人気タレントを使ったコマーシャル・フィルムを放映いたしました。

以上の活動の結果、当連結会計年度の連結売上高は、対前期比33,295百万円、36.1％増加の125,502百万円となりました。これは、ケーブルテレビ高速インターネット接続、電話の各サービスの加入者増加によるものであります。

売上原価は、番組購入費、高速インターネット接続料、電話の接続料等、変動費の伸びが、ケーブルテレビサービス、高速インターネット接続サービス及び電話サービスの各売上高の伸び率を下回り、また、電柱使用料の引き下げもあり、対前期比19.6％増の80,329百万円となりました。販売費及び一般管理費は、前期に引き続き営業派遣社員による戸別訪問を中心とした積極的な営業政策を実施、コールセンターの拡大等により、給料・諸手当は対前期比18.5％の増加があったものの全体として対前期比17％の増加に留まりました。この結果、営業損失は対前期比12,400百万円(61.4％)減少し、7,793百万円となりました。

営業外損益では、関連会社の業績向上により持分損益がプラスに転じ、また棚卸資産処分損も減少したため、対前期比350百万円の改善となりました。これらの結果、経常損失は対前期比12,750百万円(54.1％)改善した10,839百万円まで減少しました。

特別利益では、補助金収入が734百万円減少したものの、特別損失では幹線のアップグレード工事がほぼ一段落したこともあり、当期の固定資産除却損失は1,157百万円と、対前期比1,268百万円減少しました。

従いまして、税金等調整前当期純損失は、対前期比13,430百万円改善した11,517百万円となり、これに法人税等や少数株主持分を加減した当期純損失は、対前期比52.7％減少の11,089百万円となりました。

当期における重要な設備投資は、集合住宅への各種サービス提供のための引込線工事等、加入者系の設備投資30,812百万円が中心でありますが、それ以外に札幌における幹線のアップグレード工事、新座市への延伸工事等の幹線・分配線設備に9,448百万円、従来からの方針に沿った関西、福岡、湘南等における電話事業拡大に関わる支出7,701百万円、福岡のメディアセンター他へのデジタルヘッドエンド設置等1,674百万円があります。

なお、財務面では、従来より進めて来たプロジェクトファイナンスによるシンジケーション借入交渉が大きく進捗致しました。また、株式上場は市場環境の一層の悪化のため見送らざるを得ませんでした。

当社が提供しております各サービスの概況は以下の通りであります。

○ケーブルテレビサービス

当会計年度において、㈱ジェイコム関東における幹線建設もあり、平成14年12月31日現在のケーブルテレビのホームパス世帯数は5,810千世帯となり、加入世帯数は1,423千世帯(前期末比約19％増)となりました。今後のデジタル化のための投資、コンテンツの充実、顧客サービス体制強化等に備えるべく、11月から一部の地域からベーシック料金の値上げを実施しました。

○電話サービス

九州地区を始め関東及び関西の新たな地域で電話事業を開始し、電話事業のホームパス世帯数は2,883千世帯に拡大、加入世帯数は350千世帯（前期末比約110%増）に増加いたしました。

○高速インターネット接続サービス

高速インターネット接続サービスのホームパス世帯数は、㈱ジェイコム湘南、㈱ジェイコム札幌を中心とした積極的な展開により、ケーブルテレビのホームパスに対して９９％となる5,750千世帯にまで拡大しました。加入世帯数は505千世帯（前期末比約57.3%増）と、５０万件を突破致しました。１１月には、一部の地域から若干の値下げを実施しました。

これらの結果、いずれかのサービスに加入している総加入世帯数は、1,591千世帯（前期末比約23.2%増）となり、また加入世帯当たりのサービス提供数は1.43 に達しました。

なお、事業の種類別セグメントの業績は、当社グループが単一セグメントのケーブルテレビ事業を行っているため、開示しておりません。また、所在地別業績については、本邦以外の国又は地域に所在する連結子会社及び重要な在外支店がないため、記載を省略しております。

(2) キャッシュ・フローの状況

(営業活動によるキャッシュ・フロー)

当期の税金等調整前当期純損失は、加入者数の拡大や接続世帯当りのサービス数の着実な伸びに伴い減価償却費は3,314百万円増加したにも拘らず対前期比53.8%、13,430百万円減少しました。この結果、借入金増加に因る支払利息及び支払保証料の増加(655百万円)はあったものの、棚卸資産の減少等による運転資本の改善(558百万円)、補助金収入の増加(13百万円)も加わり、対前期比14,498百万円改善した15,043百万円となりました。

(投資活動によるキャッシュ・フロー)

加入者設備関係の投資は引き続き活発に行った結果、対前期比5,026百万円増加しましたが、幹線延伸やアップグレード工事が山を越えたこと、新たなケーブルテレビ局の取得も当年度中は活発に行わなかったこと等の理由により、全体としての投資活動によるキャッシュ・フローは前期と比べ10,129百万円少ない56,667百万円となりました。

(財務活動によるキャッシュ・フロー)

営業活動によるキャッシュ・フローの大幅な増加と投資活動の一段落により当期中の短期ならびに長期の借入は大きく減少し、前期と比べ30,768百万円少ない40,560百万円の増加に留まりました。また借入金の圧縮と手元現金残高の縮小に努めた結果、当連結会計年度における連結ベースの現金及び現金同等物残高は、期首残高より1,064百万円少ない7,689百万円となりました。

2 【販売の状況】

当連結会計年度の販売実績は次のとおりであります。

区分	金額(千円)	前年同期比(%)
利用料収入等(注) 3	105,117,782	144.8%
その他の収入(注) 4	20,383,968	104.1%
合計	125,501,750	136.1%

(注) 1 金額には、消費税等は含まれておりません。

2 主な相手先別の販売実績については総販売実績に対する割合が10%以上の相手先はありませんので記載を省略しております。

3 利用料収入等の主な内訳は、加入者利用料収入103,545,711千円等であります。

4 その他の収入の主な内訳は、設備工事負担金収入2,800,974千円、引込線工事収入3,387,798千円、電波障害維持管理収入2,788,271千円等であります。

3 【対処すべき課題】

引き続き、加入者数の更なる拡大が当社にとって、第一の課題です。このためにも、各サービスの加入率を出来るだけ短期間に高めることが必要だと考えております。営業活動においては、ダイレクトマーケティングを柱としながらも、生産性の一層の向上を図るため、コールセンターによるマーケティング力の強化が急務と考えております。

デジタル化については、平成15年後半には、地上波のデジタル放送が３大都市圏で開始される予定でありますが、衛星デジタル、双方向サービス等の本格的普及・展開は当初の期待からは相当遅延しております。今後、欧米の動向や国内の衛星放送、地上波放送等の動きに十分注意しつつ、慎重に取り進めることとしています。

資金面では、安定資金の確保のために続けてきましたシンジケートローン交渉が大詰めを迎えました。さらに、株式市場が回復次第、懸案の株式上場を実現したいと考えております。

4 【経営上の重要な契約等】

(1) MSO契約

契約の名称	相手先名	契約内容	契約期間
「基本契約書」及び「覚書」	当社運営局(注)	当社による当社運営局に対する経営・業務協力	相手先毎に異なりますが、通常1年であり、契約満了の30日前までに見直しの申し入れがない限り、更に1年延長されます。

(注) ㈱ジェイコム東京、㈱ジェイコム関西、㈱ジェイコム関東、㈱ジェイコム札幌他15局

当社は当社運営局に対しMSO契約に基づき、以下の経営、運営指導サービスを提供しています。

・事業計画と予算作成の支援や指導を含む全ての営業と管理サービス
・番組の選定と調達
・総合研修や支援を含むセールスとマーケティング・プログラム
・一元化した包括的な顧客管理サービス(カスタマーサービス、課金・代金回収システムの構築を含む)
・ネットワークのデザイン・建設・保守の支援などを含む専門技術
・ネットワーク機器や建設資材の仕様や調達に対する支援
・標準化された会計・財務システムの整備及び統合運営

さらに、各運営局の社長を当社から派遣しております(調布ケーブルテレビジョン㈱を除く)。各運営局の取締役及び上級職員は毎月、当社の取締役と定例会議を開き財務、業績、営業、マーケティングに関し打合わせています。

当社運営局はJ-COM Broadbandブランドの下でサービスを提供し、上記経営、運営指導等サービスの対価として、当社に毎月加入者数に応じた手数料並びに機材調達に関する手数料の支払いを行います。当社の上記サービスにより顧客獲得等当社運営局の業績を向上させることができると考えています。

(2) 番組供給契約

契約の名称	相手先名	契約内容	契約期間
「有線テレビジョン放送番組供給契約書」等	番組供給事業者(注)	当社傘下局に対する衛星を経由した番組供給	相手先毎に異なりますが、通常1年であり、契約満了の3ヶ月以上前に他の当事者に対する書面による本契約の変更あるいは解約の通知がない限り、更に1年間延長されます。

(注) ㈱ケーブル・ソフト・ネットワーク、ジュピターゴルフネットワーク㈱他40社

(3) 相互接続協定

契約の名称	相手先名	契約内容	契約期間
「相互接続協定書」等	電気通信事業者(注)	電気通信事業法に基づく、当社傘下局と他の電気通信事業者との相互接続	相手先毎に異なりますが、通常特に定めておらず、解除の場合は一定の期間前までに相手方に書面で通知することとなっています。

(注) 東日本電信電話㈱、西日本電信電話㈱等、合計49社
上表のほか、電話サービスを開始した当社傘下局間でも相互接続協定を締結しています。

5 【研究開発活動】

該当事項はありません。

第３【設備の状況】

１【設備投資等の概要】

当連結会計年度の設備投資は、幹線延伸工事、幹線部分の光同軸ハイブリッド方式へのアップグレード工事、デジタルヘッドエンド設備、電話事業にかかる交換機及びホストデジタルターミナル並びに加入者設備工事を中心に実施しました。

幹線延伸工事については、㈱ジェイコム関西の各地域、ジェイコム関東㈱、浦和ケーブル・テレビ・ネットワーク㈱等の各営業地域において、幹線部分を約923km延伸し、平成14年12月末現在の総延長は約32,859kmとなりました。

この結果、当社運営局のケーブルテレビサービスのホームパス世帯数は、平成14年12月末現在で5,810千世帯となり前年度末比204千世帯の増加となりました。

次連結会計年度も引き続き幹線延伸による営業地域の拡大に努め、総額3,385百万円を投入し、幹線を約1,188km延伸する計画であります。

アップグレード工事は、多彩なブロードバンド（広帯域）サービスを提供するインフラとして、幹線を従来の450MHzの同軸方式から750MHzの光同軸ハイブリッド（HFC）方式へ移行させるもので、平成14年12月末現在当社運営局の幹線部分の約98％が完了しております。

工事が完了した地域より、順次高速インターネット接続サービスを開始し、平成14年12月末には高速インターネット接続サービスのホームパス世帯数は5,750千世帯（前年度末比396千世帯増）、同じく電話サービスでは2,883千世帯（同1,095千世帯増）となっております。

次連結会計年度では、総額で4,392百万円を投入し、当連結会計年度から継続工事中の一部地域を含む残る地域のアップグレード工事並びに集合住宅（ＭＤＵ）の双方向化対応工事を推進する計画であります。

デジタルヘッドエンド設備に対する投資は、デジタル化の計画が遅れたため、約1,000百万円の実績となりました。

電話サービスについては、平成13年度では㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム大和、㈱ジェイコム関西並びに㈱ジェイコム湘南の5社がサービス提供をしていましたが、当連結会計年度では、新たに10局でサービス提供を開始しました。これら電話サービスの提供地域拡大のため、交換機、ホストデジタルターミナル及び伝送装置として7,696百万円の設備投資を行いました。

次連結会計年度については、さらにサービス提供地域を拡大すべく約5,514百万円の投資を行う計画であります。

加入者設備工事（集合住宅（ＭＤＵ）への引込線工事を含む）は、当初計画より加入者数が89％増加（グロス）し、当初計画の30,992百万円に対し、約30,812百万円の実績となりました。引き続き加入者の獲得に最大限の努力をし、次連結会計年度の加入者設備工事には28,539百万円程度を投入する計画であります。

2 【主要な設備の状況】

当社グループ(当社及び連結子会社)の当連結会計年度(平成14年12月31日現在)における主要な設備は、次の通りであります。

(1) 提出会社

(平成14年12月31日現在)

事業所名 (所在地)	設備の内容	帳簿価額(千円)					従業員数 (名)
		建物 及び構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計	
本社 (東京都豊島区)	事務所設備・ その他	64,497	—	— (—)	153,329	217,826	208
ジェイコム メディアセンター (東京都練馬区)	その他設備	260,880	—	— (—)	17,283	278,163	29
ジェイコム メディアプラザ (福岡市中央区)	事務所設備	685,913	—	429,042 (2)	5,583	1,120,538	45

(注) 1 主な賃借設備

本社事務所　支払賃料123,150千円(平成14年1月1日から平成14年12月31日までの支払額)

ジェイコムメディアセンター　支払賃料108,000千円(平成14年1月1日から平成14年12月31日までの支払額)

2 ジェイコムメディアプラザは当社九州事務所の他、連結子会社である㈱ケーブルビジョン二十一及び福岡ケーブルネットワーク㈱が入居(賃貸)しております。

3 その他は工具・器具及び備品であります。

(2) 国内子会社

(平成14年12月31日現在)

会社名 (所在地)	設備の内容	帳簿価額(千円)					従業員数 (名)
		建物 及び構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計	
㈱ジェイコム東京 (東京都練馬区)	ケーブルテレビ放送設備等	12,234,445	3,739,539	— (—)	148,207	16,122,191	269
㈱ジェイコム群馬 (群馬高崎市)	同上	2,938,078	183,678	— (—)	50,990	3,172,746	34
㈱ジェイコム北九州 (北九州市小倉南区)	同上	5,021,203	541,771	320,924 (0)	32,525	5,916,423	87
土浦ケーブルテレビ㈱ (茨城県土浦市)	同上	2,951,531	327,975	— (—)	54,494	3,334,000	56
㈱ジェイコム関西 (大阪市天王寺区)	同上	19,818,798	5,187,192	99,917 (1)	521,557	25,627,464	428
福岡ケーブルネットワーク㈱ (福岡市中央区)	同上	4,965,474	2,342,880	121,445 (1)	95,977	7,525,776	148
浦和ケーブル・テレビ・ネットワーク㈱ (埼玉県さいたま市)	同上	3,122,705	537,458	— (—)	120,266	3,780,429	59
㈱ジェイコム湘南 (神奈川県横須賀市)	同上	9,791,013	1,992,388	197,160 (1)	274,303	12,254,864	172
㈱ケーブルネット神戸芦屋 (神戸市中央区)	同上	3,570,486	268,851	52,300 (0)	195,842	4,087,479	43
㈱メディアさいたま (埼玉県さいたま市)	同上	4,641,491	437,212	— (—)	50,183	5,128,886	57
㈱ジェイコム関東 (東京都豊島区)	同上	19,177,719	2,363,233	193,941 (3)	498,680	22,233,573	318
㈱ジェイコム札幌 (札幌市豊平区)	同上	7,100,827	630,342	372,558 (4)	277,299	8,381,026	93

(注) 1 主な賃借設備

九州電力㈱ 福岡市博多区・西区光ファイバー心線(幹線設備)

年間リース料 25,771千円 リース契約残高 457,444千円

2 その他は工具・器具及び備品並びに建設仮勘定であります。

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

会社名	所在地	設備の内容	投資予定額(千円) 総額	投資予定額(千円) 既支払額	資金調達方法	着手年月	完了予定年月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱ジェイコム湘南 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都豊島区 東京都練馬区 神奈川県横須賀市 福岡市中央区	加入者設備工事	20,981,083	—	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関東 土浦ケーブルテレビ㈱ ㈱ジェイコム湘南 ㈱ジェイコム東京 他13社	東京都豊島区 茨城県土浦市 神奈川県横須賀市 東京都練馬区	幹線延伸工事(タップ増設を含む)	3,384,523	—	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム札幌 ㈱ジェイコム関西 ㈱メディアさいたま 他13社	札幌市豊平区 大阪市天王寺区 さいたま市高鼻町	幹線の広帯域化・電話事業対応アップグレード	3,249,035	—	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム札幌 ㈱メディアさいたま ㈱ジェイコム関西 他14社	札幌市豊平区 さいたま市高鼻町 大阪市天王寺区	集合住宅設備のインターネット事業対応アップグレード	1,143,956	—	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム東京 ㈱ジェイコム関西 福岡ケーブルネットワーク㈱ 他15社	東京都練馬区 大阪市天王寺区 福岡市中央区	デジタル化対応設備投資	2,521,976	—	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱メディアさいたま 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都豊島区 東京都練馬区 さいたま市高鼻町 福岡市中央区	集合住宅への引込線工事及び電話事業対応	6,414,160	—	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関西 ㈱ジェイコム東京 ㈱ジェイコム関東 ㈱ジェイコム湘南 他14社	大阪市天王寺区 東京都練馬区 東京都豊島区 神奈川県横須賀市	電話事業に係る交換機及びホストデジタルターミナルおよび伝送装置等	5,513,630	—	自己資金及び借入	平成15年1月	平成15年12月

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の除却等

該当事項はありません。

当社は同軸ケーブルの幹線部分のアップグレードを実施しており、既存の設備の一部は工事の進展に伴い置き換えられる予定です。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
計	15,000,000

②【発行済株式】

種類	事業年度末現在発行数(株)(平成14年12月31日)	提出日現在発行数(株)(平成15年３月28日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	3,934,285.74	3,934,285.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式(注)
計	3,934,285.74	3,934,285.74	―	―

(2)【新株予約権等の状況】

①　新株予約権

平成14年７月８日開催の臨時株主総会決議によるもの

	事業年度末現在(平成14年12月31日)	提出日の前月末現在(平成15年２月28日)
新株予約権の数(個)	4,889	4,875
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	29,334 (新株予約権１個当たりの目的となる株式の数　６株)	29,250 (新株予約権１個当たりの目的となる株式の数　６株)
新株予約権の行使時の払込金額	新株予約権１個につき552,000円	同左
新株予約権の行使期間	自　平成14年９月12日 至　平成24年８月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株予約権の行使の条件	※	同左
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※新株予約権行使の条件

1　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株予約権を行使することができます。

2　新株予約権は、下記6の場合を除き、割当対象者に限り行使することができます。

3　割当対象者（但し、新株予約権の割当に際して取締役会が定める割当対象者名簿（以下、単に「割当対象者名簿」という。）に「非管理職」として記載されている割当対象者を除く。）は、平成15年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とします。

（ア）　平成15年9月12日から平成16年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができます。

（イ）　平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができます。

（ウ）　平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができます。

（エ）　平成18年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4　割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記3及び4の定めにかかわらず、下記8記載の「新株予約権割当契約」に定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記8記載の「新株予約権割当契約」に定めるところによるものとします。

7　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8　上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

② 商法等の一部を改正する法律(平成13年法律第128号)による改正前の商法(以下「旧商法」という。)第280条ノ19の規定に基づくストックオプションの内容等は次のとおりであります。

平成12年８月23日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成14年12月31日)	提出日の前月末現在 (平成15年２月28日)
新株引受権の数	—	—
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	2,088	2,088
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成12年９月11日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者（但し、非管理職を除く。）は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には、１株に切り上げた数とします。

（ア）平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

（イ）平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

（ウ）平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

（エ）平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　新株引受権付与後、被付与者が、当社又は当社グループ事業会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記３及び４の定めに拘らず、下記７記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

6　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記７記載の「新株引受権付与契約」に定めるところによるものとします。

7　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成12年８月23日開催の当社臨時株主総会決議及び同日開催の当社取締役会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

8　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

平成13年５月１日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成14年12月31日)	提出日の前月末現在 (平成15年２月28日)
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	126,706	126,586
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成13年９月12日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者（但し、非管理職を除く。）は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には、１株に切り上げた数とします。

(ア) 平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

（イ）平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

（ウ）平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

（エ）平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4 被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5 上記３及び４の定めにかかわらず、被付与者のうち、新株引受権付与時点において、当社又は当社のグループ事業会社の役員若しくは従業員の地位を退任若しくは退職している認定支援者で当社が特に指定した者については、会社の新規株式公開の日又は平成13年９月12日のいずれか後に到来する日から２年間に限り、付与された新株引受権の全部又は一部を行使することができます。

6 新株引受権付与後、被付与者が、当社又は当社グループ会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記３及び４の定めに拘らず、下記８記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

7 新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株予約権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記８記載の「新株引受権付与契約」に定めるところによるものとします。

8 上記の他、被付与者が当社又は当社のグループ事業会社の役員又は従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成13年４月27日開催の取締役会決議及び平成13年５月１日開催の当社臨時株主総会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

9 また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成10年1月21日(注)1	40,000.00	594,000.00	2,000,000	29,700,000	—	—
平成10年4月10日(注)2	80,000.00	674,000.00	4,000,000	33,700,000	—	—
平成11年7月28日(注)3	124,000.00	798,000.00	6,200,000	39,900,000	—	—
平成12年2月26日(注)4	54,000.00	852,000.00	2,700,000	42,600,000	—	—
平成12年5月10日(注)5	66,000.00	918,000.00	3,300,000	45,900,000	—	—
平成12年9月1日(注)6	393,428.58	1,311,428.58	1,100,000	47,000,000	1,637,589	1,637,589
平成12年9月30日(注)7	2,622,857.16	3,934,285.74	2,622	47,002,622	—	1,637,589

(注) 1 有償株主割当(554：40) 発行価格 50,000円
資本組入額 50,000円
2 有償株主割当(594：80) 発行価格 50,000円
資本組入額 50,000円
3 有償株主割当(674：124) 発行価格 50,000円
資本組入額 50,000円
4 有償株主割当(798：54) 発行価格 50,000円
資本組入額 50,000円
5 有償株主割当(852：66) 発行価格 50,000円
資本組入額 50,000円
6 ㈱タイタス・コミュニケーションズ(現㈱ジェイコム関東)との株式交換(交換比率1：約0.32)
7 有償株主割当(1：2) 発行価格 1円
資本組入額 1円

(4) 【所有者別状況】

(平成14年12月31日現在)

区分	株式の状況								端株の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数(人)	—	1	—	3	5	1	—	9	—
所有株式数(株)	—	303,500	—	1,584,734	2,046,051	13,409	—	3,934,285	0.74
所有株式数の割合(%)	—	7.71	—	40.28	52.01	0.34	—	100.00	—

(注) 自己株式0.34株は「端株の状況」に含めて記載しております。

(5) 【大株主の状況】

(平成14年12月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
住友商事㈱	東京都中央区晴海1―8―11	1,427,346.00	36.28
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	28.00
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052-6399. USA	605,296.06	15.39
シティトラスト信託銀行㈱	東京都品川区2―3―14 シティコープセンター	303,500.00	7.71
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	7.00
三井物産㈱	東京都千代田区大手町1―2―1	78,694.00	2.00
松下電器産業㈱	大阪府門真市大字門真1006	78,694.00	2.00
Liberty Japan Ⅱ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.28
リー ダニエルズ	東京都渋谷区大山町33―9	13,409.34	0.34
計	―	3,934,285.40	100.00

(注) Liberty Japan Ⅱ, Inc. の所有株式50,346株は、住友商事㈱から平成14年3月28日付で証券取引法に基づく公開買付により取得したものです。

(6) 【議決権の状況】

① 【発行済株式】

(平成14年12月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	—	—	—
完全議決権株式(その他)	普通株式 3,934,285.00	3,934,285	権利内容に何ら限定のない当社における標準的な株式
端株	普通株式 0.74	—	同上 (注)
発行済株式総数	3,934,285.74	—	—
総株主の議決権	—	3,934,285	—

(注) 端株には、当社所有の自己株式0.34株が含まれております。

② 【自己株式等】

(平成14年12月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
—	—	—	—	—	—
計	—	—	—	—	—

(7) 【ストックオプション制度の内容】

① 平成14年7月8日開催の臨時株主総会決議によるもの

平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てました。

決議年月日	平成14年7月8日臨時株主総会決議
付与対象者の区分及び人数	当社取締役1名、当社監査役1名、当社従業員499名、当社の子会社及び関連会社の取締役、監査役及び従業員246名
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株予約権の行使時の払込金額	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

② 平成12年８月23日開催の臨時株主総会決議によるもの

平成12年８月23日開催の当社臨時株主総会の特別決議及び同日開催の当社取締役会決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与いたしました。

決議年月日	平成12年８月23日臨時株主総会決議
付与対象者の区分及び人数	平成12年８月23日開催の当社臨時株主総会終結時に在任または在籍する当社の取締役７名、従業員378名、平成12年９月１日付けで新たに当社の取締役として就任した者６名及び同日付で新たに当社の従業員として入社した者６名並びに新事業創出促進法第11条の５第２項に定める当社認定支援者1,505名
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

③ 平成13年５月１日開催の臨時株主総会決議によるもの

平成13年４月27日開催の当社取締役会の決議及び平成13年５月１日開催の当社臨時株主総会の特別決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与致しました。

決議年月日	平成13年５月１日臨時株主総会決議
付与対象者の区分及び人数	平成13年５月１日開催の当社臨時株主総会の特別決議に基づく新株引受権にかかる権利付与日において当社に在任または在職する当社の取締役12名、従業員461名、及び新事業創出促進法第11条ノ５第２項に定める当社認定支援者1,397名。但し、付与対象者のうち、平成12年８月23日開催の当社臨時株主総会の特別決議に基づき商法第280条ノ19及び新事業創出促進法第11条ノ５第２項に定める新株引受権を付与された者については、当社の求めに従って、所定の期間内に当該新株引受権全てにつき放棄を行ったことを条件とします。
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

2 【自己株式の取得等の状況】

(1) 【定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3 【配当政策】

当社は株主に対する利益還元を経営の重要な課題の一つとして位置付けています。しかしながら、当社は累積損失を計上し、設立以来配当を実施しておらず、内部留保資金もありません。また当面は当社事業の確立、発展のために多くの資金を必要としておりますので、当社は、配当金による株主への利益還元は当面実施しない予定であります。

4 【株価の推移】

当社株式は、非上場であり、かつ店頭登録もしておりませんので、該当事項はありません。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴		所有株式数（株）
取締役社長 代表取締役		森泉知行	昭和23年1月3日生	昭和45年4月 平成5年1月 平成7年1月 平成8年10月 平成12年2月 平成15年1月 平成15年3月	住友商事㈱入社 米国住友商事会社　SCOA投資事業部 米国住友商事会社　Phoenixcor Inc.会長 ジュピター・ショップチャンネル㈱代表取締役 ㈱ジュピター・プログラミング代表取締役 ジュピターサテライト放送㈱代表取締役 当社社長付 当社代表取締役社長就任（現在）	―
取締役副社長 代表取締役		グレゴリー アームストロング	昭和21年9月27日生	昭和46年1月 平成6年8月 平成10年1月 平成12年9月 平成14年1月	Viacom Cablevision of SF入社 Tele-Communications International, Inc.入社 Senior Vice President of Cable Operation Liberty Media International, Inc. Managing Director, Latin America On Command Corporation Executive Vice President and Chief Operating Officer 当社代表取締役副社長就任(現在)	―
取締役副社長	企画・管理担当	吉田幸弘	昭和20年8月10日生	昭和43年4月 平成3年6月 平成8年2月 平成10年4月 平成11年4月 平成13年4月 平成14年3月 平成15年3月	住友商事㈱入社 同投資事業本部海外事業部長 米国住友商事会社(同社投資事業部長) 住友商事㈱理事兼米国住友商事会社(同社副社長) 同理事　メディア事業本部副本部長 同理事　情報産業総括部長(現在) 当社監査役就任 当社取締役副社長就任（現在）	―
常務取締役	財務・経理担当	庄子進	昭和17年2月12日生	昭和40年4月 平成6年7月 平成8年6月 平成9年9月	住友商事㈱入社 同社機電経理部長 当社取締役就任 当社常務取締役就任(現在)	―
常務取締役	対外企画担当	平山泰史	昭和19年1月9日生	昭和42年4月 昭和63年3月 平成8年1月 平成8年6月 平成9年9月	住友商事㈱入社 米国住友商事 当社社長室長 当社取締役就任 当社常務取締役就任(現在)	―

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		中井戸　信英	昭和21年年11月１日生	昭和46年４月 平成４年６月 平成９年４月 平成10年４月 平成10年６月 平成11年４月 平成13年４月 平成14年４月 平成15年３月	住友商事㈱入社 同社 機械システム部長 米国住友商事会社（同社サンフランシスコ支店長兼サンタクララ駐在員事務所長） 住友商事㈱理事 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部長 同社 取締役 ネットワーク事業本部長 ｅビジネス事業部担当 同社 代表取締役常務 情報産業事業部門長補佐 ネットワーク事業本部長 eビジネス事業担当（現在） 当社取締役就任（現在）	―
取締役		吉井　伸吾	昭和22年年８月23日生	昭和46年４月 平成７年８月 平成10年４月 平成12年４月 平成13年４月 平成14年４月 平成15年３月	住友商事㈱入社 同社 名古屋支社機電部長 同社 情報通信第一事業部長 兼 中部支社機電部長 同社 理事 メディア事業本部副本部長 情報産業業務部長 情報通信第一事業部長 同社 理事 ネットワーク事業本部副本部長 ｅビジネス事業部副担当 同社 理事 メディア事業本部長（現在） 当社取締役就任（現在）	―
取締役		青木　二仁	昭和22年３月13日生	昭和45年５月 平成10年12月 平成11年３月 平成11年４月 平成13年４月 平成14年４月	住友商事㈱入社 住友商事㈱ケーブルテレビ事業部長 当社取締役就任(現在) 住友商事㈱ケーブルテレビ・衛星事業部長 同社理事　メディア事業本部副本部長　ケーブルテレビ・衛星事業部長(現在) 同社理事　情報産業事業部門長付（現在）	―
取締役		ミランダ カーチス	昭和30年11月26日生	平成４年５月 平成７年１月 平成８年９月 平成11年２月	TCI International, Inc.入社 当社取締役就任(現在) 同社 Executive Vice President Liberty Media International, Inc. President(現在)	―
取締役		グラハム ホリス	昭和27年１月９日生	平成６年７月 平成７年５月 平成10年３月 平成12年９月	TCI International, Inc.入社 同社(現 Liberty Media International, Inc.) Executive Vice President & CFO(現在) 当社監査役就任 当社取締役就任(現在)	―
取締役		西村　泰重	昭和10年10月25日生	昭和34年４月 平成７年１月 平成10年３月 平成10年11月 平成12年９月	住友商事㈱入社 当社代表取締役社長 当社顧問 Liberty Media Corp.在日顧問(現在) 当社取締役就任(現在)	―

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		ヘンリー ヴィジル	昭和33年1月9日生	平成7年9月 平成9年1月 平成11年1月 平成12年9月	Microsoft Corp. General Manager, Internet Commerce Business Unit 同社 Senior Director, Digital Television Grp. 同社 Vice President, Consumer Strategy & Partnerships(現在) 当社取締役就任(現在)	—
取締役		サンジェイ チェッダ	昭和41年11月24日生	昭和63年8月 平成4年9月 平成7年8月 平成8年10月 平成10年5月 平成11年1月 平成13年5月 平成15年3月	Salomon Brothers Corporate Financial Analyst Microsoft Corp. Product Manager, Consumer Division 同社 Product Planning Manager, MSN 同社 Program Manager, Internet Platforms and Tools Division, Commercial Systems Division Group Program Manager, Platforms Division Director, Business Development and Investments Managing Director, Corporate Development (現在) 当社取締役就任 (現在)	—
監査役 常勤		小 林 孔 次	昭和22年4月4日生	昭和45年4月 昭和61年5月 平成4年4月 平成7年12月 平成11年6月 平成14年1月 平成14年3月	住友商事㈱入社 米国住友商事会社(ニューヨーク駐在) 同社財経本部資金部長付 同社財務グループ財務部参事(シンガポール駐在) SUMICORP CAPITAL ASIA PTE. LTD. 事務従事 同社財務グループ参事(ロンドン駐在) SUMITOMO CORPORATION CAPITAL EUROPE PLC事務従事 同社メディア事業本部参事(現在) 当社監査役就任(現在)	—
監査役		林 正 俊	昭和31年1月20日	昭和53年4月 平成8年7月 平成12年5月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 メディア事業本部長付 同社 情報産業業務部長付 同社 情報産業総括部長付 同社 メディア事業本部映像メディア事業部長 同社 情報産業総括部長 (現在) 当社監査役就任 (現在)	—
監査役		ダリル ドーリントン	昭和19年3月9日生	平成8年1月 平成10年3月 平成10年5月 平成12年9月	㈱ジュピタープログラミングCOO就任 当社取締役就任 Liberty Media International, Inc. General Manager (Japan) (現在) 当社監査役就任(現在)	—
監査役		スー プロヴァン	昭和40年5月28日生	平成7年7月 平成10年7月 平成12年9月	TCI International, Inc. Controller Liberty Media International, Inc. Director of Finance(現在) 当社監査役就任(現在)	—
計						—

(注) 監査役小林孔次、林 正俊、スー プロヴァンは「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

第５　【経理の状況】

１　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

なお、前事業年度(平成13年１月１日から平成13年12月31日まで)は、改正前の財務諸表等規則に基づき、当事業年度(平成14年１月１日から平成14年12月31日まで)は、改正後の財務諸表等規則に基づいて作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度(平成13年１月１日から平成13年12月31日まで)及び前事業年度(平成13年１月１日から平成13年12月31日まで)並びに当連結会計年度(平成14年１月１日から平成14年12月31日まで)及び当事業年度(平成14年１月１日から平成14年12月31日まで)の連結財務諸表及び財務諸表について、朝日監査法人の監査を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度(平成13年12月31日) 金額(千円)		構成比(%)	当連結会計年度(平成14年12月31日) 金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			8,752,714			4,989,062	
2 受取手形及び売掛金			7,792,846			8,692,023	
3 たな卸資産			5,656,256			4,595,656	
4 その他			4,050,220			5,292,740	
貸倒引当金			△151,840			△243,805	
流動資産合計			26,100,196	11.4		23,325,676	9.1
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物及び構築物	※2,3	136,965,470			144,005,585		
減価償却累計額		△35,451,612	101,513,858		△42,281,142	101,724,443	
(2) 機械装置及び運搬具	※2,3	23,111,329			32,720,710		
減価償却累計額		△9,408,536	13,702,793		△12,843,127	19,877,583	
(3) 工具・器具及び備品	※2	2,692,331			2,561,197		
減価償却累計額		△1,508,627	1,183,704		△1,364,982	1,196,215	
(4) 土地	※2		1,630,886			1,981,230	
(5) 建設仮勘定			2,278,578			1,580,872	
有形固定資産合計			120,309,819	52.3		126,360,343	49.4
2 無形固定資産							
(1) 営業権			386,692			261,517	
(2) 連結調整勘定			9,634,753			6,897,550	
(3) ソフトウェア			894,649			2,160,174	
(4) その他			63,430			68,350	
無形固定資産合計			10,979,524	4.8		9,387,591	3.7
3 投資その他の資産							
(1) 投資有価証券	※1		3,182,051			3,901,406	
(2) 長期貸付金			575,767			546,527	
(3) 長期前払費用			65,373,203			88,039,326	
(4) その他			3,440,288			4,113,475	
貸倒引当金			△59,925			△85,146	
投資その他の資産合計			72,511,384	31.5		96,515,588	37.8
固定資産合計			203,800,727	88.6		232,263,522	90.9
Ⅲ 繰延資産							
1 開業費			11,831			466	
2 新株発行費			81,026			16,020	
繰延資産合計			92,857	0.0		16,486	0.0
資産合計			229,993,780	100.0		255,605,684	100.0

区分	注記番号	前連結会計年度 (平成13年12月31日) 金額(千円)		構成比 (%)	当連結会計年度 (平成14年12月31日) 金額(千円)		構成比 (%)
(負債の部)							
Ⅰ 流動負債							
1 買掛金			15,255,415			14,535,581	
2 短期借入金	※2		199,199,235			238,925,140	
3 賞与引当金			—			654,948	
4 未払法人税等			88,970			323,917	
5 その他			7,207,710			5,223,432	
流動負債合計			221,751,330	96.4		259,663,018	101.6
Ⅱ 固定負債							
1 長期借入金	※2		27,268,025			28,096,985	
2 退職給付引当金			1,269,767			1,663,892	
3 その他			5,574,250			5,422,908	
固定負債合計			34,112,042	14.8		35,183,785	13.8
負債合計			255,863,372	111.3		294,846,803	115.4
(少数株主持分)							
少数株主持分			6,287,520	2.7		4,004,562	1.6
(資本の部)							
Ⅰ 資本金			47,002,623	20.4		47,002,623	18.4
Ⅱ 資本準備金			1,637,590	0.7		1,637,590	0.6
Ⅲ 欠損金			80,797,325	△35.1		91,885,894	△35.9
資本合計			△32,157,112	△14.0		△43,245,681	△16.9
負債、少数株主持分及び資本合計			229,993,780	100.0		255,605,684	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度（自 平成13年1月1日 至 平成13年12月31日） 金額(千円)		百分比(%)	当連結会計年度（自 平成14年1月1日 至 平成14年12月31日） 金額(千円)		百分比(%)
Ⅰ 売上高			92,206,714	100.0		125,501,750	100.0
Ⅱ 売上原価			67,144,761	72.8		80,328,706	64.0
売上総利益			25,061,953	27.2		45,173,044	36.0
Ⅲ 販売費及び一般管理費							
1 給料・諸手当		23,951,001			28,382,566		
2 設備賃借料		3,959,784			4,454,761		
3 連結調整勘定償却額		4,315,349			3,284,773		
4 その他		13,028,935	45,255,069	49.1	16,843,606	52,965,706	42.2
営業損失			20,193,116	△21.9		7,792,662	△6.2
Ⅳ 営業外収益							
1 受取利息		16,274			15,503		
2 受取配当金		203			1,214		
3 持分法による投資利益		―			139,498		
4 損害保険受取金		24,986			35,685		
5 その他		504,689	546,152	0.6	681,148	873,048	0.7
Ⅴ 営業外費用							
1 支払利息		2,694,666			2,036,312		
2 支払保証料		―			1,059,799		
3 持分法による投資損失		247,797			―		
4 営業権償却		88,406			124,157		
5 たな卸資産処分損		262,079			80,923		
6 新株発行費償却		92,649			60,056		
7 その他		556,605	3,942,202	4.3	558,144	3,919,391	3.1
経常損失			23,589,166	△25.6		10,839,005	△8.6
Ⅵ 特別利益							
1 補助金収入		1,221,369			487,689		
2 その他		229,395	1,450,764	1.6	37,994	525,683	0.4
Ⅶ 特別損失							
1 固定資産除却損	※1	2,425,428			1,156,979		
2 退職給付会計基準変更時差異償却		309,478			―		
3 その他		73,683	2,808,589	3.0	46,421	1,203,400	1.0
税金等調整前当期純損失			24,946,991	△27.0		11,516,722	△9.2
法人税、住民税及び事業税			89,872	0.1	332,524		
法人税等調整額			―		△32,482	300,042	0.2
少数株主損失			1,591,457	1.7		728,195	0.6
当期純損失			23,445,406	△25.4		11,088,569	△8.8

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日) 金額(千円)		当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日) 金額(千円)	
Ⅰ　欠損金期首残高			57,351,919		80,797,325
Ⅱ　欠損金増加高			―		―
Ⅲ　当期純損失			23,445,406		11,088,569
Ⅳ　欠損金期末残高			80,797,325		91,885,894

④ 【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日) 金額(千円)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー			
1 税金等調整前当期純損失		△24,946,991	△11,516,722
2 減価償却費		18,437,704	21,751,559
3 連結調整勘定償却額		4,315,349	3,284,773
4 新株発行費償却		92,649	60,056
5 貸倒引当金の増加額(又は減少額(△))		△127,327	117,186
6 受取利息及び受取配当金		△16,477	△16,717
7 支払利息		2,694,666	2,036,312
8 支払保証料		―	1,059,799
9 持分法による投資利益(△)(又は投資損失)		247,797	△139,498
10 固定資産除却損		2,425,428	1,156,979
11 売上債権の増加額		△562,600	△900,092
12 たな卸資産の減少額		75,486	1,060,600
13 仕入債務の減少額(△)		△699,841	△64,886
14 その他の流動資産の減少額(又は増加額(△))		376,502	△107,167
15 補助金収入		△1,221,369	△487,689
16 営業権償却		88,406	124,157
17 その他		1,438,236	349,767
小計		2,617,618	17,768,417
18 利息及び配当金の受取額		16,477	16,717
19 利息の支払額		△2,863,525	△2,024,939
20 保証料の支払額		―	△1,493,324
21 補助金の受取額		828,673	841,695
22 法人税等の支払額		△53,822	△65,095
営業活動によるキャッシュ・フロー		545,421	15,043,471
Ⅱ 投資活動によるキャッシュ・フロー			
1 有形固定資産の取得による支出		△31,062,567	△21,715,928
2 長期前払費用の支払額		△27,015,700	△32,042,019
3 投資有価証券の取得による支出		△5,076,853	△2,684,033
4 連結の範囲の変更を伴う子会社株式の取得による支出		△2,721,114	―
5 その他		△919,856	△224,958
投資活動によるキャッシュ・フロー		△66,796,090	△56,666,938
Ⅲ 財務活動によるキャッシュ・フロー			
1 短期借入金の純増加額		73,439,980	39,899,320
2 長期借入れによる収入		5,541,620	3,330,000
3 長期借入金の返済による支出		△7,593,526	△2,674,455
4 その他		△59,933	4,950
財務活動によるキャッシュ・フロー		71,328,141	40,559,815
Ⅳ 現金及び現金同等物に係る換算差額		―	
Ⅴ 現金及び現金同等物の増加額		5,077,472	△1,063,652
Ⅵ 現金及び現金同等物の期首残高		3,675,242	8,752,714
Ⅶ 現金及び現金同等物の期末残高		8,752,714	7,689,062

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自　平成13年１月１日 至　平成13年12月31日)	当連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)
１　連結の範囲に関する事項 連結子会社　　22社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第１　企業の概況　４　関係会社の状況」に記載しております。 前連結会計年度において持分法適用会社であったアットホームジャパン㈱は、当連結会計年度中の株式の追加取得により、連結子会社となっております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった堺ケーブルテレビ㈱を吸収合併しております。 前連結会計年度において持分法適用会社であった㈱藤沢ケーブルテレビは、当連結会計年度における株式の追加取得により連結子会社となり、同じく連結子会社であった㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、㈱ジェイコム湘南と商号を変更しております。 当連結会計年度における株式の新規取得により、㈱和泉シーエーティヴィ、㈱ケーブルネットワークやちよ、㈱スーパーネットワークユーの３社を新たに連結子会社としております。 前連結会計年度において連結子会社であった㈱ジュピター群馬は㈱ジェイコム群馬に、同じく連結子会社であった㈱タイタス・コミュニケーションズは㈱ジェイコム関東に、同じく連結子会社であった㈱タイタス相鉄は㈱ジェイコム大和に商号を変更しております。	１　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第１　企業の概況　４　関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱及び和泉シーエーティヴィ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当連結会計年度における新規設立により、㈲ジェイコムファイナンスを新たに連結子会社としております。 前連結会計年度において連結子会社であったアットホームジャパン㈱は、当連結会計年度に、アットネットホーム㈱と商号を変更しております。
２　持分法の適用に関する事項 すべての関連会社(３社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、ケーブルスカイネット企画㈱	２　持分法の適用に関する事項 すべての関連会社(３社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、グリーンシティケーブルテレビ㈱ 当連結会計年度における株式の新規取得により、グリーンシティケーブルテレビ㈱を新たに持分法適用会社としております。 前連結会計年度において持分法適用会社であったケーブルスカイネット企画㈱は当連結会計年度において清算しております。
３　連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。	３　連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 移動平均法に基づく原価法によっております。	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法（評価差額は全部資本注入法により処理し、売却原価は主として移動平均法により算定）によっております。 時価のないもの 移動平均法に基づく原価法によっております。
ロ　たな卸資産 主として移動平均法に基づく低価法によっております。	ロ　たな卸資産 同左
(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 定額法によっております。なお、耐用年数及び残存価額については法人税法に規定する方法と同一の基準によっておりますが、「建物及び構築物」に含めております幹線・分配線については、見積耐用年数(15年)に基づいております。	(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 同左
ロ　無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間に基づく定額法によっております。 営業権 商法に基づく期間均等償却を行っております。	ロ　無形固定資産 ソフトウェア 同左 営業権 同左
ハ　長期前払費用 定額法によっております。（償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。）	ハ　長期前払費用 同左
(3) 繰延資産の処理方法 イ　開業費 商法に基づく期間均等償却を行っております。 ロ　新株発行費 商法に基づく期間均等償却を行っております。	(3) 繰延資産の処理方法 イ　開業費 同左 ロ　新株発行費 同左
(4) 重要な引当金の計上基準 イ　貸倒引当金 債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。	(4) 重要な引当金の計上基準 イ　貸倒引当金 同左
	ロ　賞与引当金：従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。
ロ　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上しております。	ハ　退職給付引当金 同左

前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左
(6) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められる以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(6) 重要なリース取引の処理方法 同左
(7) 重要なヘッジ会計の方法 イ ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ ヘッジ手段とヘッジ対象 ヘッジ手段:為替予約 ヘッジ対象:外貨建金銭債権債務 ハ ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。 (8) 消費税等の会計処理 税抜方式によっております。	(7) 重要なヘッジ会計の方法 イ ヘッジ会計の方法 同左 ロ ヘッジ手段とヘッジ対象 同左 ハ ヘッジ方針 同左 ニ ヘッジ有効性評価の方法 同左 (8) 消費税等の会計処理 同左
5 連結子会社の資産及び負債の評価に関する事項 連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	5 連結子会社の資産及び負債の評価に関する事項 同左
6 連結調整勘定の償却に関する事項 連結調整勘定の償却については、原則として5年間の均等償却としております。	6 連結調整勘定の償却に関する事項 同左
7 利益処分項目等の取扱いに関する事項 連結剰余金計算書は、連結会計年度中に確定した連結会社の損失処理に基づいて作成しております。	7 利益処分項目等の取扱いに関する事項 同左
8 連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。	8 連結キャッシュ・フロー計算書における資金の範囲 同左

(表示方法の変更)

前連結会計年度 (自　平成13年１月１日 至　平成13年12月31日)	当連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)
――――――	(連結損益計算書) 前連結会計年度において営業外費用の「支払利息」に含めておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため、「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。 (連結キャッシュフロー計算書) 前連結会計年度において、営業活動によるキャッシュ・フローの「支払利息」に含めて表示しておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。

(追加情報)

前連結会計年度 (自　平成13年１月１日 至　平成13年12月31日)	当連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)
(退職給付会計) 当連結会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会　平成10年６月16日))を適用しております。会計基準変更時差異につきましては、当連結会計期間に一括して特別損失に計上しております。 この結果、従来の方法によった場合に比べ、当連結会計期間の退職給付費用が426,107千円増加し、経常損失は116,629千円、税金等調整前当期純損失は426,107千円それぞれ増加しております。 また、「退職給与引当金」は「退職給付引当金」に含めて表示しております。	――――――
(金融商品会計) 当連結会計期間から、金融商品に係る会計基準(金融商品に係る会計基準の設定に関する意見書(企業会計審議会　平成11年１月22日))を適用し、有価証券の評価の方法及び貸倒引当金の設定方法等について変更しております。この変更が損益に及ぼす影響は軽微であります。 また、期首時点で保有する有価証券の保有目的を検討し、全ての有価証券は投資有価証券(投資その他の資産の「その他」に含む)として表示しております。これにより流動資産の有価証券から投資有価証券に期首時点で2,505千円振り替えております。 当連結会計期間において、その他有価証券のうち時価のあるものについては、平成12年大蔵省令第９号附則第３項により、時価評価は行っておりません。 なお、当連結会計期間末日におけるその他有価証券に係る貸借対照表計上額は2,505千円、時価は1,591千円、その他有価証券評価差額金相当額は△530千円、及び繰延税金資産相当額は384千円であります。	――――――
(外貨建取引等会計処理基準) 当連結会計期間から改定後外貨建取引会計処理基準(「外貨建取引会計処理基準の改定に関する意見書」(企業会計審議会　平成11年10月22日))を適用しております。この変更による影響はありません。	――――――
――――――	(賞与引当金) 従来、流動負債の「その他」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年２月14日)が公表されたことにより、当連結会計年度から「賞与引当金」として表示しております。なお、前連結会計年度末の未払従業員賞与は583,587千円であります。

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成13年12月31日）	当連結会計年度 （平成14年12月31日）
※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　928,842千円 ※2　担保資産 このうち設備資金借入金7,915,980千円(長期借入金7,424,815千円、一年内返済予定の長期借入金491,165千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　6,301,015千円 機械装置及び運搬具　317,509 土地　433,990 計　7,052,514 ※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,432,741千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,181,996千円、機械装置及び運搬具250,745千円であります。 4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　101,818千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　715,960千円 摘要　銀行借入保証	※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　1,373,784千円 ※2　担保資産 このうち設備資金借入金7,424,815千円(長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　4,125,748千円 機械装置及び運搬具　259,770 土地　433,990 計　4,819,508 ※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。 4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証

(連結損益計算書関係)

前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)		当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)	
※1 固定資産除却損の内容は、次の通りであります。		※1 固定資産除却損の内容は、次の通りであります。	
建物及び構築物	1,901,126千円	建物及び構築物	975,736千円
機械装置及び運搬具	59,434	機械装置及び運搬具	57,571
工具・器具及び備品	83,170	工具・器具及び備品	65,214
建設仮勘定	108,117	建設仮勘定	33,875
ソフトウェア	273,581	ソフトウェア	24,583
計	2,425,428	計	1,156,979
		2 当期に実施した補助金及び工事負担金による圧縮記帳額は、39,661千円であります。	

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成13年1月1日 至　平成13年12月31日）	当連結会計年度 （自　平成14年1月1日 至　平成14年12月31日）
1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高　8,752,714千円 現金及び現金同等物期末残高　8,752,714 2　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに㈱藤沢ケーブルテレビ、㈱ケーブルネットワークやちよ、和泉シーエーティヴィ㈱、アットホームジャパン㈱及び㈱スーパーネットワークユーを連結したことに伴う連結開始時の資産及び負債の内訳並びに当該株式の取得価額と取得のための支出(純額)との関係は次の通りであります。 流動資産　5,526,318千円 固定資産　7,151,440 繰延資産　4,576 連結調整勘定　5,231,222 流動負債　△4,947,030 固定負債　△2,053,667 少数株主持分　△2,670,533 株式の取得価額　8,242,326 期首株式取得価額　△1,166,551 当期取得価額　7,075,775 被合併会社の現金及び現金同等物　△4,354,661 差引：取得のための支出　2,721,114	1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高　4,989,062千円 預け金　2,700,000 現金及び現金同等物期末残高　7,689,062

(リース取引関係)

前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前連結会計年度

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
建物及び構築物	2,695,636	110,579	2,585,057
機械装置及び運搬具	979,244	446,135	533,109
工具・器具及び備品	35,939,990	10,912,015	25,027,975
ソフトウェア	465,436	142,652	322,784
合計	40,080,306	11,611,381	28,468,925

当連結会計年度

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
建物及び構築物	3,810,526	331,325	3,479,201
機械装置及び運搬具	908,311	469,216	439,095
工具・器具及び備品	44,229,766	16,359,900	27,869,866
ソフトウェア	654,083	259,610	394,473
合計	49,602,686	17,420,051	32,182,635

前連結会計年度		当連結会計年度	
(2) 未経過リース料期末残高相当額		(2) 未経過リース料期末残高相当額	
1年内	6,510,845千円	1年内	7,952,299千円
1年超	23,358,679	1年超	26,091,865
合計	29,869,524	合計	34,044,164
(3) 支払リース料、減価償却費相当額及び支払利息相当額		(3) 支払リース料、減価償却費相当額及び支払利息相当額	
支払リース料	6,519,899千円	支払リース料	8,801,240千円
減価償却費相当額	5,724,653	減価償却費相当額	7,841,109
支払利息相当額	1,074,568	支払利息相当額	1,300,476
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。		(4) 減価償却費相当額の算定方法 同左	
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。		(5) 利息相当額の算定方法 同左	
2 オペレーティングリース取引 未経過リース料		2 オペレーティングリース取引 未経過リース料	
1年内	201,481千円	1年内	604,227千円
1年超	1,350,655	1年超	5,491,674
合計	1,552,136	合計	6,095,901

（有価証券関係）

前連結会計年度（平成13年12月31日現在）

有価証券

時価評価されていない有価証券

内容	連結貸借対照表計上額（千円）
その他有価証券	
非上場株式（店頭売買株式を除く）	3,179,546
合計	3,179,546

当連結会計年度（平成14年12月31日現在）

有価証券

1．時価のある有価証券

区分	取得原価（千円）	連結貸借対照表計上額（千円）	差額（千円）
その他有価証券			
株式	662	662	0
合計	662	662	0

2．時価評価されていない有価証券

内容	連結貸借対照表計上額（千円）
その他有価証券	
非上場株式（店頭売買株式を除く）	3,900,744
合計	3,900,744

(デリバティブ取引関係)

1　取引の状況に関する事項

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を行なっております。 その他のデリバティブ取引はありません。	(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を行なっております。 その他のデリバティブ取引はありません。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 (ヘッジ手段とヘッジ対象) ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 (ヘッジ方針) 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 (ヘッジ有効性評価の方法) 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。
(2) 取引に対する取組方針 当社連結グループは、相場変動リスクにさらされている資産・負債に係るリスクを回避する目的にのみ、デリバティブ取引を利用する方針をとっております。	(2) 取引に対する取組方針 同左
(3) 取引に関わるリスクの内容 当社連結グループの先物為替予約取引は、為替相場の変動によるリスクをヘッジする目的で行なっております。為替予約取引は、取引実行後の為替変動による利得の機会を失うことを除き、市場リスクを有しておりません。 なお、当社連結グループは信用度の高い金融機関のみを取引相手として為替予約取引を行なっており、信用リスクはほとんどないと判断しております。	(3) 取引に関わるリスクの内容 同左
(4) 取引に係るリスク管理体制 当社連結グループは、外貨建の営業債務等発生の都度、財務部が為替持高規程に基づき、原則当該営業債務等と見合いの金額に紐付きで為替予約を付しております。	(4) 取引に係るリスク管理体制 同左
(5) 取引の時価等に関する事項についての補足説明 為替予約取引のうち、期末に外貨建金銭債権債務等に振り当てたことにより、当該外貨建金銭債権債務等の換算を通じて連結財務諸表に計上されているものは、時価等の開示の対象に含まれておりません。	(5) 取引の時価等に関する事項についての補足説明 同左

2　取引の時価等に関する事項

前連結会計年度末(平成13年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

当連結会計年度末(平成14年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

(退職給付関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 2　退職給付債務に関する事項 ①　退職給付債務　1,269,767千円 ②　退職給付引当金　1,269,767千円 (注1)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注2)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は729,595千円であります。 3　退職給付費用に関する事項 ①　勤務費用　135,959千円 ②　利息費用　33,039千円 ③　会計基準変更時差異の費用処理額　309,478千円 ④　数理計算上の差異の費用処理額　123,679千円 ⑤　退職給付費用　602,245千円 4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率3％ ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。 ⑤　会計基準変更時差異の処理年数 会計基準変更時差異は発生年度に一括費用処理しております。	1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 2　退職給付債務に関する事項 ①　退職給付債務　1,663,892千円 ②　退職給付引当金　1,663,892千円 (注1)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注2)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は1,484,390千円であります。 3　退職給付費用に関する事項 ①　勤務費用　225,228千円 ②　利息費用　38,093千円 ③　数理計算上の差異の費用処理額　166,868千円 ④　退職給付費用　430,249千円 4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率2.5％ ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。

(税効果会計関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)		当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	
繰延税金資産の発生の主な原因別の内訳		繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	39,948,329千円	税務上の繰越欠損金	39,663,097千円
その他	1,760,862	その他	4,788,944
繰延税金資産小計	41,709,191	繰延税金資産小計	44,452,041
評価性引当額	△41,709,191	評価性引当額	△44,452,041
繰延税金資産合計	―	繰延税金資産合計	―

(セグメント情報)

【事業の種類別セグメント情報】

前連結会計年度(自　平成13年１月１日　至　平成13年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

当連結会計年度(自　平成14年１月１日　至　平成14年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報は該当ありません。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報は該当ありません。

【海外売上高】

前連結会計年度（自　平成13年１月１日　至　平成13年12月31日）

当社連結グループは海外売上高が発生しないため、記載を省略しております。

当連結会計年度（自　平成14年１月１日　至　平成14年12月31日）

当社連結グループは海外売上高が発生しないため、記載を省略しております。

【関連当事者との取引】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接37.56	兼任2	一般の商取引・当社への投資	営業取引以外の取引	支払保証料	450,088	支払保証料	—
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接37.56	兼任2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	59,700,000	—	—
その他の関係会社	Liberty Japan, inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接28.00	—	当社への投資	営業取引以外の取引	被債務保証	75,000,000	—	—
その他の関係会社	Microsoft, Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接15.39	—	当社への投資	営業取引以外の取引	被債務保証	56,300,000	—	—

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント㈱	東京都中央区	800,000	住商グループを中心とした融資等	—	—	短期資金の供給	営業取引以外の取引	資金の借入	17,645,000	短期借入金	27,700,000
									利息の支払	527,873	未払費用	3,167

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接 36.28	兼任2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	66,722,000	―	―
									保証料の支払	734,116	未払費用	36,452
その他の関係会社	Liberty Japan, Inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接 28.00	―	当社への投資	営業取引以外の取引	資金の借入	39,650,000	短期借入金	39,650,000
									利息の支払	300,698	未払費用	54,624
									被債務保証	97,150,000	―	―
									保証料の支払	407,264	未払費用	108,112
その他の関係会社	Microsoft, Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接 15.39	―	当社への投資	営業取引以外の取引	資金の借入	6,613,000	短期借入金	6,613,000
									利息の支払	27,515	未払費用	5,729
									被債務保証	64,913,000	―	―
									保証料の支払	351,944	未払費用	98,736

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント㈱	東京都中央区	800,000	住商グループを中心とした融資等	―	―	短期資金の供給	営業取引以外の取引	資金の借入	7,022,000	短期借入金	34,722,000
									利息の支払	289,919	未払費用	2,036

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

（１株当たり情報）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
１株当たり純資産額　△8,173.56円 １株当たり当期純損失　5,959.25円 なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。	１株当たり純資産額　△10,992.00円 １株当たり当期純損失　2,818.45円 なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。

（重要な後発事象）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
株式の公開買付 当社の発行済株式総数の35％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28％)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28％ リバティメディアグループ　36.28％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.34％ 100.00％	１　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２､株式の公開買付 当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28％ 住友商事㈱　28.28％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.34％ 100.00％

⑤ 【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高 (千円)	当期末残高 (千円)	平均利率 (%)	返済期限
短期借入金	197,023,460	236,395,000	1.0162	―
1年以内に返済予定の長期借入金	2,175,775	2,530,140	0.8214	―
長期借入金(1年以内に返済予定のものを除く。)(注)2,3	27,628,025	28,096,985	0.4997	平成29年
その他の有利子負債	―	―	―	―
合計	226,467,260	267,022,125	―	―

(注) 1 「平均利率」については、期末借入金残高に対する加重平均利率を記載しております。

2 日本政策投資銀行からの無利息による長期借入金が22,246,915千円含まれております。

3 長期借入金(1年以内に返済予定のものを除く)に係る返済スケジュールは次の通りであります。

返済スケジュール	金額
平成16年12月期	2,950,430千円
平成17年12月期	3,136,550千円
平成18年12月期	4,991,000千円
平成19年12月期	2,389,000千円

(2) 【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	前事業年度（平成13年12月31日）金額(千円)		構成比(%)	当事業年度（平成14年12月31日）金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			270,110			383,603	
2 売掛金	※1		7,801,771			8,549,460	
3 商品			586,017			419,842	
4 前払費用			40,021			44,761	
5 前渡金			140,000			368,434	
6 短期貸付金	※1		163,733,000			194,529,000	
7 その他			117,211			2,901,293	
貸倒引当金			△3,034,316			△3,065,076	
流動資産合計			169,653,816	72.8		204,131,319	75.0
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物		1,079,644			1,178,561		
減価償却累計額		△72,573	1,007,070		122,854	1,055,707	
(2) 構築物		48,077			48,577		
減価償却累計額		△4,001	44,075		6,687	41,890	
(3) 工具・器具及び備品		130,239			297,584		
減価償却累計額		△43,752	86,487		72,632	224,951	
(4) 土地			429,042			429,042	
有形固定資産合計			1,566,675	0.7		1,751,590	0.6
2 無形固定資産							
(1) 商標権			8,463			6,352	
(2) ソフトウェア			314,041			1,069,267	
(3) 電話加入権			8,717			9,178	
無形固定資産合計			331,222	0.2		1,084,798	0.4
3 投資その他の資産							
(1) 投資有価証券			2,224,915			2,504,155	
(2) 関係会社株式			57,845,607			60,730,690	
(3) 関係会社出資金			—			3,000	
(4) 長期貸付金			349,967			290,975	
(5) 関係会社長期貸付金			324,875			334,406	
(6) 長期前払費用			542,361			741,127	
(7) 差入保証金			232,734			389,497	
(8) その他投資			—			354,600	
貸倒引当金			△189,183			△156,623	
投資その他の資産合計			61,331,276	26.3		65,191,828	24.0
固定資産合計			63,229,175	27.2		68,028,218	25.0
Ⅲ 繰延資産							
1 新株発行費			17,086			—	
繰延資産合計			17,086	0.0		—	—
資産合計			232,900,078	100.0		272,159,537	100.0

区分	注記番号	前事業年度(平成13年12月31日) 金額(千円)		構成比(%)	当事業年度(平成14年12月31日) 金額(千円)		構成比(%)
(負債の部)							
Ⅰ 流動負債							
1 買掛金	※1		6,246,714			7,821,833	
2 短期借入金			188,200,000			228,785,000	
3 1年以内返済長期借入金			2,800,000			—	
4 未払金			846,686			181,020	
5 未払費用			1,160,518			712,376	
6 未払法人税等			8,502			8,400	
7 預り金			32,712			38,336	
8 賞与引当金			—			199,402	
9 その他			104,897			63,490	
流動負債合計			199,400,031	85.6		237,809,858	87.4
Ⅱ 固定負債							
1 退職給付引当金			555,311			1,275,794	
固定負債合計			555,311	0.2		1,275,794	0.4
負債合計			199,955,343	85.8		239,085,653	87.8
(資本の部)							
Ⅰ 資本金	※2		47,002,622	20.2		47,002,622	17.3
Ⅱ 資本準備金			1,637,589	0.7		1,637,589	0.6
Ⅲ 欠損金							
1 当期未処理損失			15,695,477			15,566,327	
欠損金合計			15,695,477	△6.7		15,566,327	△5.7
資本合計			32,944,735	14.2		33,073,884	12.2
負債及び資本合計			232,900,078	100.0		272,159,537	100.0

② 【損益計算書】

区分	注記番号	前事業年度（自 平成13年1月1日 至 平成13年12月31日）金額(千円)		百分比(%)	当事業年度（自 平成14年1月1日 至 平成14年12月31日）金額(千円)		百分比(%)
Ⅰ 売上高	※1		50,294,647	100.0		57,058,603	100.0
Ⅱ 売上原価							
1 商品期首たな卸高		216,860			586,017		
2 当期商品仕入高		41,009,925			44,983,473		
合計		41,226,785			45,569,490		
3 商品期末たな卸高		586,017	40,640,768	80.8	419,842	45,149,648	79.1
売上総利益			9,653,879	19.2		11,908,955	20.9
Ⅲ 販売費及び一般管理費							
1 俸給諸給与		2,943,966			2,946,970		
2 賞与引当金繰入額		—			199,402		
3 退職給付費用		97,770			428,385		
4 福利厚生費		864,095			1,467,910		
5 地代家賃		426,264			515,129		
6 業務委託費		3,390,186			4,257,541		
7 減価償却費		125,862			203,483		
8 雑費		1,120,207	8,968,353	17.8	1,299,449	11,318,271	19.8
営業利益			685,525	1.4		590,683	1.1
Ⅳ 営業外収益							
1 受取利息	※1	1,204,582			2,372,730		
2 受取保証料	※1	326,293			117,409		
3 為替差益		—			13,131		
4 その他		32,034	1,562,911	3.1	29,457	2,532,727	4.4
Ⅴ 営業外費用							
1 支払利息	※1	1,029,374			1,783,030		
2 支払保証料	※1	877,740			1,059,799		
3 新株発行費償却		32,064			17,086		
4 為替差損		120,601			—		
5 その他		26,150	2,085,930	4.2	9,554	2,869,471	5.0
経常利益			162,505	0.3		253,940	0.5
Ⅵ 特別利益							
1 商品不具合に係る補償収入		—			25,209		
2 貸倒引当金戻入益		27,800			1,800		
3 その他		—	27,800	0.1	241	27,251	0.0
Ⅶ 特別損失							
1 貸倒引当金繰入額		3,220,000			—		
2 関係会社株式評価損		1,780,000			—		
3 投資有価証券処分損		—			21,592		
4 退職給付会計基準変更時差異償却		177,464			—		
5 転籍者に係る退職給付引当金積立不足額繰入		—			92,146		
6 固定資産除却損	※3	3,569			5,266		
7 商品廃棄損		—	5,181,034	10.3	24,636	143,642	0.3
税引前当期純利益（損失（△））			△4,990,728	△9.9		137,549	0.2
法人税、住民税及び事業税	※2		8,502	0.0		8,400	0.0
当期純利益（損失（△））			△4,999,230	△9.9		129,149	0.2
前期繰越損失			10,696,246			15,695,477	
当期未処理損失			15,695,477			15,566,327	

③ 【損失処理計算書】

区分	注記番号	前事業年度（平成14年３月26日）金額(千円)		当事業年度（平成15年３月27日）金額(千円)	
Ⅰ 当期未処理損失			15,695,477		15,566,327
Ⅱ 損失処理額			―		―
Ⅲ 次期繰越損失			15,695,477		15,566,327

（注） 日付は株主総会承認年月日であります。

重要な会計方針

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)	当事業年度 (自　平成14年1月1日 至　平成14年12月31日)
1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 移動平均法に基づく原価法 その他有価証券 時価のないもの…移動平均法に基づく原価法	1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 同左 その他有価証券 同左
2　たな卸資産の評価基準及び評価方法 移動平均法に基づく低価法によっております。	2　たな卸資産の評価基準及び評価方法 同左
3　固定資産の減価償却の方法 イ　有形固定資産：定額法によっております。 耐用年数と残存価額は法人税法の規定によっております。 ロ　無形固定資産： ソフトウェア 自社利用分については、社内における利用可能期間に基づく定額法によっております。 ハ　長期前払費用：定額法によっております。	3　固定資産の減価償却の方法 イ　有形固定資産：同左 ロ　無形固定資産： ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 ハ　長期前払費用：同左
4　繰延資産の処理方法 新株発行費：商法に基づく期間均等償却を行なっております。	4　繰延資産の処理方法 新株発行費：同左
5　引当金の計上基準 イ　貸倒引当金：債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。 ロ　退職給付引当金：従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。	5　引当金の計上基準 イ　貸倒引当金：同左 ロ　賞与引当金：従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。 ハ　退職給付引当金：同左
6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法：同左 ロ　ヘッジ手段とヘッジ対象：同左 ハ　ヘッジ方針：同左 ニ　ヘッジ有効性評価の方法：同左
7　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	7　リース取引の処理方法 同左
8　消費税等の処理方法 税抜方式によっております。	8　消費税等の処理方法 同左

(追加情報)

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)	当事業年度 (自　平成14年1月1日 至　平成14年12月31日)
(退職給付会計) 当会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年6月16日))を適用しております。 会計基準変更時差異につきましては、当会計期間に一括して特別損失に計上しております。 この結果、従来の方法によった場合に比べ、退職給付費用が212,810千円増加し、経常損失は35,346千円、税引前当期純損失は212,810千円それぞれ増加しております。	(賞与引当金) 従来、流動負債の「未払費用」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年2月14日)が公表されたことにより、当事業年度末から「賞与引当金」として表示しております。なお、前事業年度末の未払従業員賞与は126,782千円であります。 また、この変更に伴い、販売費及び一般管理費の「賞与引当金繰入額」を当事業年度より区分掲記しております。なお、前事業年度は「俸給諸給与」に126,782千円含まれております。
(金融商品関係) 当会計期間から、金融商品に係る会計基準(金融商品に係る会計基準の設定に関する意見書(企業会計審議会平成11年1月22日))を適用し、貸倒引当金の設定方法等について変更しております。 この変更が損益に及ぼす影響は軽微であります。	――――――
(外貨建取引等会計処理基準) 当会計期間から改定後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改定に関する意見書」(企業会計審議会　平成11年10月22日))を適用しております。この変更による影響はありません。	――――――

注記事項

（貸借対照表関係）

前事業年度 （平成13年12月31日）	当事業年度 （平成14年12月31日）
※1　関係会社に対する資産・負債 　売掛金　7,053,967千円 　短期貸付金　163,733,000千円 　買掛金　231,368千円 ※2　会社が発行する株式の総数　15,000,000株 発行済株式総数　3,934,285.74株 3　保証債務 被保証先　関西ケーブルネット㈱ 金額　715,960千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　101,818千円 摘要　銀行借入保証	※1　関係会社に対する資産・負債 　売掛金　8,202,494千円 　短期貸付金　194,529,000千円 　短期借入金　46,263,000千円 ※2　会社が発行する株式の総数　15,000,000株 発行済株式総数　3,934,285.74株 3　保証債務 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　145,454千円 摘要　銀行借入保証

(損益計算書関係)

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)	当事業年度 (自　平成14年1月1日 至　平成14年12月31日)
※1　関係会社に対する売上高　43,213,283千円	※1　関係会社との取引に係るものが次のとおり含まれております。 関係会社への売上高　52,116,334千円 関係会社よりの受取利息　2,363,833千円 関係会社よりの受取保証料　117,409千円 関係会社への支払利息　328,212千円 関係会社への支払保証料　1,059,799千円
※2　住民税の均等割額であります。	※2　同左
※3　固定資産除却損の内容 建物　2,068千円 工具・器具及び備品　1,501千円 計　3,569千円	※3　固定資産除却損の内容 建物　817千円 工具・器具及び備品　4,448千円 計　5,266千円

（リース取引関係）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）	当事業年度 （自　平成14年１月１日 至　平成14年12月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
1.借主側	1.借主側
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額（関係会社への転貸分を除く）

前事業年度

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
車輌運搬具	4,097	2,267	1,829
工具・器具及び備品	533,685	237,024	296,561
ソフトウェア	95,515	22,162	73,352
合計	633,198	261,454	371,743

当事業年度

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
車輌運搬具	1,845	569	1,275
工具・器具及び備品	669,402	274,213	395,189
ソフトウェア	98,515	42,135	56,379
合計	769,763	316,918	452,844

前事業年度	当事業年度
(2) 未経過リース料期末残高相当額	(2) 未経過リース料期末残高相当額（関係会社への転貸分を含む）
一年以内　127,855千円	一年以内　610,010千円
一年超　253,408	一年超　1,714,972
合計　381,263	合計　2,324,983
(3) 支払リース料、減価償却費相当額及び支払利息相当額	(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く）
支払リース料　142,310千円	支払リース料　181,436千円
減価償却費相当額　129,153	減価償却費相当額　166,116
支払利息相当額　14,786	支払利息相当額　17,329
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	(5) 利息相当額の算定方法 同左
――――――	2.貸主側（関係会社への転貸） 未経過リース料期末残高相当額 1年以内　440,680千円 1年超　1,419,926 合計　1,860,606

（有価証券関係）

前事業年度及び当事業年度における子会社及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）		当事業年度 （自　平成14年１月１日 至　平成14年12月31日）	
繰延税金資産の発生の主な原因別の内訳		繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	2,960,714千円	税務上の繰越欠損金	1,559,525千円
貸倒引当金繰入限度超過額	1,137,156	貸倒引当金繰入限度超過額	1,182,551
関係会社株式評価損	747,600	関係会社株式評価損	747,600
その他	292,788	その他	659,478
繰延税金資産小計	5,138,258	繰延税金資産小計	4,149,155
評価性引当額	△5,138,258	評価性引当額	△4,149,155
繰延税金資産合計	―	繰延税金資産合計	―

（１株当たり情報）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）		当事業年度 （自　平成14年１月１日 至　平成14年12月31日）	
１株当たり純資産額	8,373.75円	１株当たり純資産額	8,406.57円
１株当たり当期純損失	1,270.68円	１株当たり当期純利益	32.82円
なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。		なお、潜在株式調整後１株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。	

（重要な後発事象）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）	当事業年度 （自　平成14年１月１日 至　平成14年12月31日）
株式の公開買付 当社の発行済株式総数の35％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化（各36.28％）することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28％ リバティメディアグループ　36.28％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.34％ 100.00％	１　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式（但し対象会社部分）、建物、土地、その他。 ２　株式の公開買付 当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28％ 住友商事㈱　28.28％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.34％ 100.00％

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(千円)
(投資有価証券)		
その他有価証券		
ケーブルネット埼玉(株)	1,000	50,000
関西ケーブルネット(株)	13,553	1,733,937
阪神シティケーブル(株)	8,280	720,218
計	22,833	2,504,155

【有形固定資産等明細表】

資産の種類	前期末残高(千円)	当期増加額(千円)	当期減少額(千円)	当期末残高(千円)	当期末減価償却累計額又は償却累計額(千円)	当期償却額(千円)	差引当期末残高(千円)
有形固定資産							
建物	1,079,644	100,308	1,391	1,178,561	122,854	50,854	1,055,707
構築物	48,077	500	—	48,577	6,687	2,685	41,890
工具・器具及び備品	130,239	172,208	4,863	297,584	72,632	29,295	224,951
土地	429,042	—	—	429,042	—	—	429,042
建設仮勘定	—	104,809	104,809	—	—	—	—
有形固定資産計	1,687,003	377,826	111,065	1,953,765	202,174	82,835	1,751,590
無形固定資産							
商標権	—	—	—	21,108	14,756	2,110	6,352
ソフトウェア	—	—	—	1,339,370	270,103	108,937	1,069,267
電話加入権	—	—	—	9,178	—	—	9,178
無形固定資産計	—	—	—	1,369,656	284,859	111,048	1,084,798
長期前払費用	576,761	213,225	4,859	785,127	44,000	9,600	741,127
繰延資産							
新株発行費	96,194	—	—	96,194	96,194	17,086	—
繰延資産計	96,194	—	—	96,194	96,194	17,086	—

(注) 無形固定資産については、資産総額の１％以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金(千円)			47,002,622	—	—	47,002,622
資本金のうち既発行株式	普通株式	(株)	(3,934,285.74)	(—)	(—)	(3,934,285.74)
	普通株式	(千円)	47,002,622	—	—	47,002,622
	計	(株)	(3,934,285.74)	(—)	(—)	(3,934,285.74)
	計	(千円)	47,002,622	—	—	47,002,622
資本準備金及びその他の資本剰余金	(資本準備金) 株式払込剰余金	(千円)	1,637,589	—	—	1,637,589
	計	(千円)	1,637,589	—	—	1,637,589
利益準備金及び任意積立金		(千円)	—	—	—	—
	計	(千円)	—	—	—	—

(注) 当期末における自己株式は0.34株であります。

【引当金明細表】

区分	前期末残高 (千円)	当期増加額 (千円)	当期減少額 (目的使用) (千円)	当期減少額 (その他) (千円)	当期末残高 (千円)
貸倒引当金	3,223,500	3,221,700	—	3,223,500	3,221,700
賞与引当金	—	199,402	—	—	199,402

(注) 貸倒引当金の当期減少額の「その他」欄の金額は、法人税法の規定による洗替額であります。

(2) 【主な資産及び負債の内容】

a 資産の部

イ 現金及び預金

区分	金額(千円)
現金	—
普通預金	383,603
合計	383,603

ロ 売掛金

(イ)相手先別内訳

相手先	金額(千円)
㈱ジェイコム関西	1,944,322
㈱ジェイコム関東	1,109,351
㈱ジェイコム東京	757,497
㈱ジェイコム札幌	712,601
㈱ジェイコム湘南	502,785
その他	3,522,904
合計	8,549,460

(ロ)売掛金滞留状況

期首残高(千円) (A)	当期発生高(千円) (B)	当期回収高(千円) (C)	当期末残高(千円) (D)	回収率(%) $\frac{(C)\times100}{(A)+(B)}$	滞留期間(日) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
7,801,771	59,911,533	59,163,844	8,549,460	87%	49.8日

(注) 当期発生高には、消費税等が含まれております。

ハ 商品

区分	金額(千円)
ケーブルテレビ局向けの資機材	419,842
合計	419,842

ニ　短期貸付金

区分	金額(千円)
(有)ジェイコムファイナンス	188,811,000
㈱ケーブルビジョン二十一	5,718,000
合計	194,529,000

ホ　関係会社株式

区分	金額(千円)
㈱ジェイコム関西	18,498,355
㈱ジェイコム東京	8,419,918
㈱ジェイコム湘南	7,654,247
アットネットホーム㈱	5,348,563
㈱ジェイコム北九州	2,776,420
㈱ジェイコム関東	2,737,589
㈱ケーブルネット神戸芦屋	2,198,259
㈱スーパーネットワークユー	2,006,250
㈱メディアさいたま	1,582,788
㈱木更津ケーブルテレビ	1,149,000
その他	8,359,299
合計	60,730,690

b　負債の部

イ　買掛金

相手先	金額(千円)
アリスインターナショナルジャパン㈱	1,106,365
TELLABS Ltd.	748,625
㈱ブロードネットマックス	727,796
日本電気㈱	630,029
㈱ワウワウ	540,949
その他	4,068,067
合計	7,821,833

ロ　短期借入金

相手先	金額(千円)
住友信託銀行㈱	60,000,000
Liberty Japan, Inc.	39,650,000
住友商事フィナンシャルマネジメント㈱	34,722,000
㈱三井住友銀行	29,100,000
㈱みずほコーポレート銀行	19,700,000
㈱東京三菱銀行	16,500,000
シティバンク銀行東京支店	15,000,000
バンク・オブ・アメリカ・エヌ・エイ東京支店	7,500,000
Microsoft Holdings V, Inc.	6,613,000
合計	228,785,000

(注)　㈱富士銀行、㈱日本興業銀行、㈱第一勧業銀行は平成14年4月1日に統合し、㈱みずほコーポレート銀行となっております。

(3) 【その他】

該当事項はありません。

第６　【提出会社の株式事務の概要】

決算期	12月31日
定時株主総会	毎決算期の翌日から３ヶ月以内
株主名簿閉鎖の期間	─────
基準日	12月31日
株券の種類	１株券、10株券、100株券、1,000株券
中間配当基準日	６月30日
１単元の株式数	─────
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
名義書換手数料	無料
新券交付手数料	一枚当たり　印紙税相当額
端株の買取り	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
買取手数料	無料
公告掲載新聞名	日本経済新聞
株主に対する特典	該当事項はありません。

（注）　当社は、商法220条ノ２第１項に規定する端株原簿を作成しております。

第７　【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1) 臨時報告書　　平成14年１月４日
関東財務局長に提出。

証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第９号の規定(代表取締役の異動)に基づく臨時報告書であります。

(2) 臨時報告書　　平成14年２月25日
関東財務局長に提出。

証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第３号の規定(特定子会社の異動)に基づく臨時報告書であります。

(3) 有価証券報告書 及びその添付書類	事業年度 (第８期)	自　平成13年１月１日 至　平成13年12月31日	平成14年３月29日 関東財務局長に提出。
(4) 有価証券届出書 及びその添付書類			平成14年７月９日 関東財務局長に提出。
(5) 半期報告書	(第９期中)	自　平成14年１月１日 至　平成14年６月30日	平成14年９月27日 関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

監 査 報 告 書

平成14年３月29日

株式会社ジュピターテレコム
　代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員
関与社員　　公認会計士　野　口　征 二 郎　㊞

関与社員　　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成13年１月１日から平成13年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成13年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当連結会計年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により連結財務諸表を作成している。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前連結会計年度の監査報告書に記載された事項を電子化したものであります。

監　査　報　告　書

平成15年３月28日

株式会社ジュピターテレコム
代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征二郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

監　査　報　告　書

平成14年３月29日

株式会社ジュピターテレコム
　代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征二郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成13年１月１日から平成13年12月31日までの第８期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成13年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当事業年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前事業年度の監査報告書に記載された事項を電子化したものであります。

監 査 報 告 書

平成15年３月28日

株式会社ジュピターテレコム

代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征 二 郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成14年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成15年４月11日
【事業年度】	第９期(自　平成14年１月１日　至　平成14年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【縦覧に供する場所】	該当事項はありません。

1 【有価証券報告書の訂正報告書の提出理由】

平成15年３月28日に提出いたしました第９期(自　平成14年１月１日　至　平成14年12月31日)の有価証券報告書の記載事項の一部に誤りがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第５　経理の状況

1　連結財務諸表等

(1) 連結財務諸表

注記事項

(重要な後発事象)

2　財務諸表

(1) 財務諸表

注記事項

(重要な後発事象)

3 【訂正箇所】

訂正箇所は_____を付して示しております。

第一部 【企業情報】

第５ 【経理の状況】

１ 【連結財務諸表等】

(1) 【連結財務諸表】

注記事項

（重要な後発事象）

（訂正前）

前連結会計年度 （自 平成13年１月１日 至 平成13年12月31日）	当連結会計年度 （自 平成14年１月１日 至 平成14年12月31日）
株式の公開買付 当社の発行済株式総数の35％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化（各36.28％）することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱ 36.28％ リバティメディアグループ 36.28％ Microsoft Holdings V, Inc 15.39％ 日興シティ信託銀行㈱ 7.71％ 三井物産㈱ 2.00％ 松下電器産業㈱ 2.00％ リー ダニエルズ 0.34％ 100.00％	１ プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２. 株式の公開買付 当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ 44.28％ 住友商事㈱ 28.28％ Microsoft Holdings V, Inc 15.39％ 日興シティ信託銀行㈱ 7.71％ 三井物産㈱ 2.00％ 松下電器産業㈱ 2.00％ リー ダニエルズ 0.34％ 100.00％

（訂正後）

<table>
<tr><th>前連結会計年度
（自　平成13年１月１日
至　平成13年12月31日）</th><th>当連結会計年度
（自　平成14年１月１日
至　平成14年12月31日）</th></tr>
<tr><td>株式の公開買付
　当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化（各36.28%）することを目的として、証券取引法に基づく公開買付を実施致しました。

　平成14年３月28日現在の新株主構成は下記の通りです。
住友商事㈱　36.28%
リバティメディアグループ　36.28%
Microsoft Holdings V, Inc　15.39%
日興シティ信託銀行㈱　7.71%
三井物産㈱　2.00%
松下電器産業㈱　2.00%
リー　ダニエルズ　0.34%
100.00%</td><td>１　プロジェクトファイナンスによる借入の合意
　平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。
　重要な担保提供資産の種類は下記のとおりです。
　幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。
２．株式の公開買付
　当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。

　平成15年３月28日現在の新株主構成は下記の通りです。
リバティメディアグループ　44.28%
住友商事㈱　28.35%
Microsoft Holdings V, Inc　15.39%
日興シティ信託銀行㈱　7.71%
三井物産㈱　2.00%
松下電器産業㈱　2.00%
リー　ダニエルズ　0.27%
100.00%</td></tr>
</table>

2 【財務諸表等】

(1) 【財務諸表】

注記事項

(重要な後発事象)

(訂正前)

<table>
<tr><th>前事業年度
(自　平成13年1月1日
至　平成13年12月31日)</th><th>当事業年度
(自　平成14年1月1日
至　平成14年12月31日)</th></tr>
<tr><td>株式の公開買付
当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。

平成14年3月28日現在の新株主構成は下記の通りです。
住友商事㈱　36.28%
リバティメディアグループ　36.28%
Microsoft Holdings V, Inc　15.39%
日興シティ信託銀行㈱　7.71%
三井物産㈱　2.00%
松下電器産業㈱　2.00%
リー　ダニエルズ　0.34%
100.00%</td><td>1　プロジェクトファイナンスによる借入の合意
平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のＪＣＦへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。
重要な担保提供資産の種類は下記のとおりです。
関係会社株式(但し対象会社部分)、建物、土地、その他。

2　株式の公開買付
当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。

平成15年3月28日現在の新株主構成は下記の通りです。
リバティメディアグループ　44.28%
住友商事㈱　28.28%
Microsoft Holdings V, Inc　15.39%
日興シティ信託銀行㈱　7.71%
三井物産㈱　2.00%
松下電器産業㈱　2.00%
リー　ダニエルズ　0.34%
100.00%</td></tr>
</table>

（訂正後）

<table>
<tr><th>前事業年度
（自　平成13年１月１日
至　平成13年12月31日）</th><th>当事業年度
（自　平成14年１月１日
至　平成14年12月31日）</th></tr>
<tr><td>株式の公開買付
当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。

平成14年３月28日現在の新株主構成は下記の通りです。
住友商事㈱　36.28%
リバティメディアグループ　36.28%
Microsoft Holdings V, Inc　15.39%
日興シティ信託銀行㈱　7.71%
三井物産㈱　2.00%
松下電器産業㈱　2.00%
リー　ダニエルズ　0.34%
100.00%</td><td>1　プロジェクトファイナンスによる借入の合意
平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。
重要な担保提供資産の種類は下記のとおりです。
関係会社株式（但し対象会社部分）、建物、土地、その他。

2　株式の公開買付
当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。

平成15年３月28日現在の新株主構成は下記の通りです。
リバティメディアグループ　44.28%
住友商事㈱　28.35%
Microsoft Holdings V, Inc　15.39%
日興シティ信託銀行㈱　7.71%
三井物産㈱　2.00%
松下電器産業㈱　2.00%
リー　ダニエルズ　0.27%
100.00%</td></tr>
</table>

第四部　提出会社の保証会社等の情報

該当事項はありません。

第五部　特別情報

該当事項はありません。

取締役会議事録

２００３年4月２日
株式会社ジュピターテレコム

原本と相違ないことを証明致します。

平成15年 4 月28日

株式会社ジュピターテレコム
代表取締役　　森泉　知行

取締役会議事録

1．日時　平成１５年4月２日（水曜日）　午前9時００分

2．開催場所

東京都豊島区東池袋四丁目 41 番 24 号　本店会議室
東京都中央区晴海一丁目 8 番 11 号　住友商事㈱会議室
アメリカ合衆国コロラド州エングルウッド、リバティーブルバード 12300
リバティーメディアコーポレーション会議室
アメリカ合衆国ワシントン州レッドモンド、ワン・マイクロソフト・ウェイ
マイクロソフトコーポレーション会議室

3．出席取締役及び監査役

当社本店会議室　　取締役 森泉 知行、取締役 グレゴリー・アームストロング
　　　　　　　　　取締役 吉田 幸弘、取締役 庄子 進
　　　　　　　　　監査役 小林 孔次
住友商事㈱会議室　取締役 吉井 伸吾、取締役 青木 二仁、監査役 林 正俊
リバティーメディアコーポレーション会議室　取締役 グラハム・ホリス
マイクロソフトコーポレーション会議室　取締役 サンジェイ・チェッダ

取締役　8名（取締役総数　１３名）
監査役　2名（監査役総数　　4名）

4．議長　代表取締役社長　森泉 知行

上記のとおり、本店会議室、住友商事㈱会議室、リバティーメディアコーポレーション会議室及びマイクロソフトコーポレーション会議室における取締役及び監査役の出席が確認され、代表取締役社長森泉知行が議長となって、本取締役会は電話会議システムを用いて開催する旨宣言した。

電話会議システムにより、出席者の音声が即時に他の出席者に伝わり、出席者が一同に会するのと同時に適時的確な意見表明が互いにできる状態となっていることが確認されて、議案の審議に入った。

5．決議事項

第１号議案　第三者割当及び現物出資による新株発行に関する件

議長は、当社の財務体質を強化すべく、下記新株発行要領に記載のとおり適正かつ合理性があると考えられる価格で第三者割当かつ現物出資により新株式発行をしたき旨を述べ、また、本新株式発行は株主以外の者に対して特に有利な発行価額をもって新株を発行するものとみられる余地もあることから、株主総会での承認を得ることが望ましいことを説明のうえ、かかる発行価額での新株発行が必要である理由について詳細に説明するとともに、本新株式発行において、取締役 吉井 伸吾氏が割当先の１社である住友商事株式会社の理事として本新株式発行につき同社側を代表又は代理することになる旨説明のうえ、これをあわせて承認したき旨を述べ、これを議場に諮ったところ、満場一致をもって本議案は原案のとおり承認可決された。

新株発行の概要

1.	発行する新株の種類及び数	普通株式 750,250 株
2.	新株の発行価額	1株につき 金 43,000 円
3.	発行価額の総額	金 32,260,750,000 円
4.	発行価額中資本に組入れない額	1株につき 21,500 円
5.	申込期日	平成15年5月14日（水曜日）
6.	払込期日	平成15年5月15日（木曜日）
7.	配当起算日	平成15年1月1日
8.	割当先及び割当株式数	下記「9. 現物出資に関する事項」に記載する現物出資者に対して、発行する新株式全部を割り当てる。
9.	現物出資に関する事項	

①現物出資をする者の氏名

(1) 住友商事株式会社（以下「住友商事」）

(2) Liberty Japan IV, Inc.（以下「リバティ・ジャパン IV」）

②出資の目的たる財産及びその価格

(1) 平成15年2月6日に住友商事が当社に対して実行した貸付けである Jupiter Subordinated Loan（元本総額568億89百万円）のうち、その一部である元本金 16,130,375,000 円相当分
その価格は 16,130,375,000 円

(2) 平成15年2月6日に Liberty Jupiter Finance, Inc. が当社に対して実行した貸付けである Jupiter Subordinated Loan（元本総額568億89百万円）のうち、その後リバティ・ジャパン IV に譲渡された元本金 16,130,375,000 円相当分
その価格は 16,130,375,000 円

現物出資の目的たる財産の価格の合計　　金 32,260,750,000 円

③現物出資者に対して与える新株式の種類及び数

上記各現物出資者に対して、それぞれ普通株式 375,125 株（合計　普通株式 750,250 株）を与える。

10. 本議案は、平成15年4月17日開催予定の臨時株主総会において、株主以外の者に対して特に有利な発行価額をもって新株を発行することの承認が得られること、並びに現物出資による新株発行につき裁判所の選任にかかる検査役の調査手続の完了又は弁護士の証明書その他の商法上必要とされる手続の完了、及び証券取引法による届出の効力発生を条件とする。なお、これらの手続完了の時期により、取締役会決議により払込期日を変更することがある。

また、議長は、本新株の発行及び現物出資者への割当に関して、当社各代表取締役に対し、(1) 有価証券届出書を作成のうえこれを関東財務局に提出すること、(2) 現物出資にかかる事項の調査をせしめるため検査役の選任を裁判所に請求すること、又は現物出資の目的たる財産にかかる調査及び証明書の作成を弁護士に依頼することその他本新株の発行に必要な商法上の手続を行うこと、(3) 本新株の発行に関して割当予定先との間での契約（もし必要となる場合）の締結、並びに(4) その他本新株発行に必要なその他一切の手続及び行為をする権限を付与したい旨の提案を行い、その承認をもとめたところ、満場一致をもって当議案は承認可決された。

なお、取締役 吉井 伸吾氏は本第1号議案について特別の利害関係を有しているため、本議案の決議には一切参加せず、また定足数の基礎にも参入されない。

第2号議案　臨時株主総会開催に関する件（株主以外の者に対する特に有利な発行価額による新株式発行承認の件）

議長は、第1号議案にかかる新株発行に関して、株主以外の者に対する特に有利な発行価額による新株式発行としての株主総会の承認を得るために、下記の要領で臨時株主総会を開催したい旨の提案を行うとともに、下記臨時株主総会に出席できない株主が書面を以ってその議決権を行使できるようにしたい旨を述べ、その承認をもとめたところ、満場一致をもって当議案は承認可決された。

記

1. 日　　時　　平成15年4月17日（木曜日）午前9時30分
2. 場　　所　　当社本店会議室
3. 会議の目的

第1号議案　株主以外の者に対する特に有利な発行価額による新株式発行承認の件

(1)新株式の種類及び数	普通株式 750,250株	
(2)最低発行価額	1株につき 金43,000円	
(3)割当先	住友商事株式会社	375,125株
	Liberty Japan IV, Inc.	375,125株

6．閉会　　午前9時20分

本日の電話会議システムを用いた取締役会は、終始異常なく議題の審議を終了したので、議長は、午前9時20分閉会を宣言した。

本取締役会の経過及び結果を明らかにするため本議事録を作成し、出席した取締役及び監査役は記名捺印する。

平成15年4月2日
株式会社ジュピターテレコム

（議長）　代表取締役　森泉 知行

出席取締役　グレゴリー・アームストロング

出席取締役　吉田　幸弘

出席取締役　庄子　進

出席取締役　吉井　伸吾

出席取締役　青木 二仁

出席取締役　グラハム・ホリス

出席取締役　サンジェイ・チェッダ

出席監査役　小林　孔次

出席監査役　林 正俊

臨時株主総会議事録

２００３年４月１７日
株式会社ジュピターテレコム

原本と相違ないことを証明致します。
平成 15年 4 月 28日
株式会社ジュピターテレコム
代表取締役　　森泉　知行

臨時株主総会議事録

平成15年4月17日午前9時30分より、東京都豊島区東池袋4丁目41番24号、当社本店会議室において臨時株主総会を開催した。

平成15年4月17日現在

当社の株主総数	10名
この有する議決権の総数	3,934,285個
発行済株式総数	3,934,285.74株
出席株主数	7名
（議決権行使書提出による出席株主6名を含む）	
この有する議決権の総数	3,473,397個
（議決権行使書提出による株主の議決権2,357,865個を含む）	

以上のとおり株主の出席があったので、定款の規定により代表取締役社長森泉知行は議長席につき、本株主総会は適法に成立したので開会する旨を宣し、直ちに議事に入った。

決議事項

第1号議案 株主以外の者に対する特に有利な発行価額による新株式発行承認の件

議長は、商法第280条ノ2第2項の規定に基づき、臨時株主総会招集通知に添付の議決権行使についての参考書類に記載のとおり、特に有利な発行価額をもって新株を発行する理由を説明のうえ、下記新株式発行要領に記載のとおり本新株を発行することについて承認いただきたい旨を述べてこれを議場に諮ったところ、出席株主の全議決権による賛成（議決権行使書による原案賛成の株主6名、その議決権合計2,357,865個を含む）をもって、第1号議案は、原案のとおり承認可決された。

記

新株式発行要領

(1)新株式の種類及び数	普通株式 750,250株	
(2)最低発行価額	1株につき 金43,000円	
(3)割当先	住友商事株式会社	375,125株
	Liberty Japan IV, Inc.	375,125株

なお、本新株発行は、証券取引法上の届出の効力発生、及び現物出資による新株式の発行につき、裁判所の選任にかかる検査役の調査手続の完了又は弁護士の証明書その他の商法上必要とされる手続の完了を条件とします。なお、平成15年4月2日開催の取締役会決議に基づき、弁護士の証明書の作成を依頼しております。

以上をもって本総会の全議案の審議を終了したので、議長は午前9時45分閉会を宣した。

以上の決議を明確にするため、ここに議事録を作成し、議長及び出席取締役が記名捺印する。

平成15年4月17日

株式会社ジュピターテレコム

(議長)　代表取締役　森泉　知行

出席取締役　グレゴリー　アームストロング

出席取締役　吉田　幸弘

出席取締役　庄子　進

出席取締役　平山　泰史

謄本

株式会社ジュピターテレコム　定款

定款認証　平成6年12月6日
会社設立　平成7年1月18日
定款変更　平成14年3月26日
定款変更　平成15年3月27日

定　款

第1章　総則

第1条(商号)

当会社は、株式会社ジュピターテレコムと称し、英文では、Jupiter Telecommunications Co., Ltd.と表示する。

第2条(目的)

当会社は、次の事業を営むことを目的とする。

1. 有線テレビジョン放送事業、有線ラジオ放送事業
2. 電気通信事業法に基づく電気通信事業
3. 放送法による委託放送業務並びに通信衛星を利用した番組の供給事業
4. 有線テレビジョン放送施設及び電気通信設備の設計、施工及び保守
5. 有線テレビジョン放送及び電気通信に関する機器及びソフトウェアの開発、販売、賃貸及び修理
6. 広告代理業務
7. 出版物の発行及び販売
8. 有線テレビジョン放送施設のチャンネル貸与に関する業務
9. 画像、音声の収録スタジオ及びその付属機器の賃貸
10. 放送関連技術者の指導、育成及び放送関連技術の開発、販売
11. テレビ放送用映画、ビデオテープの輸出入に関する業務
12. 前各号に関する事業を行なう会社に対する投資及びコンサルティング業務
13. 前各号に付帯する業務及び関連する一切の業務

第3条(本店の所在地)

当会社は、本店を東京都豊島区に置く。

第4条(公告方法)

当会社の公告は、日本経済新聞に掲載する。

第2章　株式

第5条(発行する株式の総数)

当会社が発行する株式の総数は、15，000，000株とする。

第6条（新株引受権の特例）

当会社は、取締役または従業員に商法第280条ノ19の規定による新株引受権を付与することができる。

② 当会社は、新事業創出促進法第11条の5第2項の規定による新株引受権を付与することができる。

第7条（株式取扱規程）

当会社の発行する株券の種類並びに株式の名義書換、端株の買取請求の取扱、その他株式及び端株に関する手続並びに手数料は、取締役会の定める株式取扱規程による。

第8条（名義書換代理人）

当会社は、株式及び端株につき名義書換代理人を置く。

② 名義書換代理人及びその事務取扱場所は、取締役会の決議によって選定する。

③ 当会社の株主名簿（実質株主名簿を含む。以下同じ。）及び端株原簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、質権の登録、信託財産の表示、株券の交付、届出の受理、端株の買取請求の取扱等株式及び端株に関する事務は、名義書換代理人に取扱わせ、当会社においては、これを取扱わない。

第9条（基準日）

当会社は、毎決算期現在の株主名簿(実質株主を含む。以下同じ。)に記載又は記録された株主(実質株主を含む。以下同じ。)をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。

② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。

第3章　株主総会

第10条（招集の時期）

当会社の定時株主総会は、毎決算期の翌日から3カ月以内にこれを招集し、臨時株主総会は必要ある場合、随時これを招集する。

第11条（招集者及び議長）

株主総会は、取締役会の決議に基づき、取締役社長が招集し、その議長となる。取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。

第12条（普通決議の要件）

株主総会の決議は、法令又は本定款に別段の定めがある場合を除き、出席した株主の議決権の過半数をもってする。

第13条（議決権の代理行使）

株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、株主又は代理人は代理権を証する書面を当会社に提出しなければならない。

第14条（議事録）

株主総会の議事の経過の要領及びその結果は、これを議事録に記載し、議長並びに出席した取締役が記名捺印する。

第4章　取締役及び取締役会

第15条（選任）

取締役は3名以上とし、株主総会において選任する。

② 取締役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもってする。

③ 取締役の選任については、累積投票によらないものとする。

第16条（任期）

取締役の任期は、就任後2年内の最終の決算期に関する定時株主総会終結のときまでとする。

② 補欠又は増員のため選任された取締役の任期は、現任取締役の残任期間とする。

第17条（代表取締役及び役付取締役）

取締役会の決議により、当会社を代表すべき取締役若干名を定める。

② 取締役会の決議により、取締役会長及び取締役社長各1名、取締役副会長、取締役副社長、専務取締役及び常務取締役各若干名を定めることができる。

第18条（取締役会）

取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。

②取締役会の招集通知は、各取締役及び各監査役に対し、会日の2週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全取締役及び全監査役の同意を得て召集手続を省略することができる。

③取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。

第19条（報酬）

取締役の報酬及び退職慰労金は、株主総会の決議をもってこれを定める。

第5章　監査役及び監査役会

第20条（選任）

監査役は3名以上とし、株主総会において選任する。

② 監査役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもってする。

第21条（任期）

監査役の任期は、就任後4年内の最終の決算期に関する定時株主総会終結のときまでとする。

②補欠として選任された監査役の任期は、退任した監査役の残任期間とする。

第22条（常勤監査役）

監査役はその互選により常勤監査役若干名を定める。

②監査役はその互選により常任監査役を定めることができる。

第23条（監査役会）

監査役会招集の通知は、各監査役に対し、会日の2週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全監査役の同意を得て、召集手続を省略することができる。

② 監査役会の運営その他に関する事項については、監査役会の定める監査役会規程による。

第24条（報酬）

監査役の報酬および退職慰労金は、株主総会の決議をもってこれを定める。

第6章　計算

第25条（営業年度）

当会社の営業年度は、毎年1月1日から12月31日までとし、毎営業年度末に決算を行なう。

第26条（利益配当）

利益配当は、毎決算期現在の株主名簿に記載又は記録された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。

第27条（中間配当）

取締役会の決議により、毎年6月30日現在の株主名簿に記載された株主又は登録質権者及び同日現在の端株原簿に記載された端株主に対し、中間配当を行うことができる。

第28条（転換社債の転換の時期）

転換社債の転換により発行された株式に対する最初の利益配当金又は中間配当金については、転換の請求が1月1日から6月30日までの間になされたときは1月1日に、7月1日から12月31日までの間になされたときは7月1日に、それぞれ転換があったものとみなしてこれを支払う。

第29条（配当金の除斥期間）

利益配当金又は中間配当金が、支払開始の日から満3年を経過してもなお受領されないときは、当会社はその支払の義務を免れる。

第7章　附　　則

第30条（監査役の任期に関する経過措置）

第21条第1項の規定にかかわらず、平成14年5月1日後最初の決算期に関する定時株主総会の終結前に在任する監査役については、なお従前のとおり任期は3年とする。

２００３年３月１２日

株主各位

東京都豊島区東池袋４－４１－２４
株式会社ジュピターテレコム
代表取締役社長　石橋　庸敏

定時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。
さて、弊社定時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。
なお、当日ご出席願えない場合には、同封委任状にご記入ご捺印乃至ご署名の上、株主総会開催までに当社に到着するようご送付の程お願い申し上げます。

敬具

記

１．日　時：　２００３年３月２７日（木）　午前９時３０分

２．場　所：　東京都豊島区東池袋四丁目４１番２４号　当社本店会議室

３．会議の目的事項：

《報告事項》
　第９期営業報告書、貸借対照表及び損益計算書報告の件

《決議事項》
　第１号議案　第９期損失処理案承認の件
　第２号議案　定款一部変更の件
　第３号議案　取締役全員任期満了に伴い取締役１３名選任の件
　第４号議案　監査役スー・プロヴァン任期満了に伴い監査役１名選任及び監査役吉田幸弘辞任に伴い監査役１名選任の件
　第５号議案　退任取締役に対し退職慰労金贈呈の件

以上

営業報告書

平成14年1月1日から
平成14年12月31日まで

1．営業の概況

（1）営業の経過及び成果

企業をめぐる経済環境

当事業年度中の世界経済は、所謂 IT バブル崩壊の後遺症が続いた年でありました。欧米のメディア・テレコム業界の主要な企業であったワールドコム、アデルフィア等が、過大な債務を背負って行き詰まりました。そのような混乱に加え、会計処理に関する重大な疑問点も露呈し、投資家の不信感を煽る中で、歴史ある名門会計事務所であったアーサーアンダーセンが短時日のうちに消え去る事態にまで発展したことは記憶に鮮明なところです。

日本経済については、引き続き金融業界を中心として明るい材料が乏しい1年でありました。年末の日経平均株価は 8,578 円と１９８２年来の安値にて大納会を終えました。また、我々のテレコム業界に目を転じますと、放送のデジタル化問題はマスコミ界を賑わしましたが、BS デジタルの放送開始後 1000 日で１０百万件の加入者獲得目標は実質取り下げられた形となり、2002 年の 4 月及び 7 月に新たな CS デジタル放送が開始されましたが視聴者数の伸びは期待を完全に裏切る結果となっています。いずれデジタル化は避けられないとの見方は一致しているものの、具体的な普及の時期については、当初の見込みから大幅に後退したスローペースのものとなっています。

有料テレビチャネルの加入状況についてみると、６月に日韓共同で開催されたサッカーのワールドカップ大会も、日本チームの活躍で大きな盛り上がりを見せたものの、スカイパーフェクTVの加入者の一時的な急増があったにとどまり、ワウワウについては１１月連続の加入者純減が続き、昨年１２月にいたって漸く２千件強の純増が得られた低迷ぶりでした。

インターネットについてみますと、ヤフーBB の極めて野心的なマーケティングが牽引車となり、世の中はADSL のインターネット加入者が年末で５００万加入者を越え、すっかりブロードバンドのイメージを定着させた感があります。然し乍ら熾烈な価格競争や提供スピード競争は依然続いております。

当社の営業の経過及び成果

このような一般情勢及び業界環境の中で、我々は着実に前進しました。４月には、アットネットホームを子会社化し、また初の名古屋地区における橋頭堡としてグリーンシティケーブルテレビの株式２０％を取得しました。傘下の組織面では、大阪ケーブルテレビを１月にジェイコム関西に合併し、２月にジェイコム関東の１００％子会社であったジェイコム大和をジェイコム関東に吸収しました。また、8 月にはジェイコム関東の前橋局をジェイコム群馬と統合し、更に１１月、和泉ケーブルテレビをジェイコム関西に統合しました。この結果、事業年度末時点で、運営局会社数は１８社となりました。

ケーブルテレビサービス

ジェイコム関東の板橋局、西東京局等の幹線建設もあり、期末時点のホームパスは約5,800 千世帯となりました。ベーシックの加入者数は対前年同期比 19.4％増加の約1,423 千世帯となり、ホームパスに対する加入者率は 24.5 ％となりました。また今後のデジタル化の為の投資・コンテンツの充実・顧客サービスの体制の強化等の投資に備える為、１１月、一部の地域からベーシック料金の値上げを実施致しました。

高速インターネットサービス

高速インターネット接続サービスのホームパスも、ジェイコム湘南、ジェイコム札幌を中心とした積極的な展開により、ケーブルテレビのそれの約99%相当の約5,750千世帯となり、加入者数は約505千世帯と、５０万件を突破致しました。

インターネット接続サービスは、ＡＤＳＬを中心とした激しい値下げと提供スピード競争が繰り広げられる中、私共は、品質・サービス向上に重点を置き、価格の維持に努めました。１１月には、一部の地域から若干の値下げを実施致しましたが、基本的に私共の戦略は、顧客の確かな評価を得たものと考えております。

電話サービス

当事業年度では、九州地区を始め関東及び関西の新たな地域で電話事業を開始しました。電話のホームパスは対前年同期比約61%増の2,883千世帯となりました。加入者数も対前年同期比約184千世帯増加（約110%増）の約350千世帯となりました。

これらの結果、いずれかのサービスに加入している接続世帯数は、約1,591千世帯（23%増）となり、また一接続世帯当たりのサービス提供数は1.43に到りました。

損益

売上高は、対前年比 約１３%増加の57,058百万円となりました。新たな幹線建設は一部の地域を除いて殆どなくなりましたが、電話事業の展開に伴う工事資機材や、加入者数の伸長に伴う番組売上等が貢献しました。また、マネジメントフィー収入は、対前年比 約４４%の伸びとなりました。この結果、売上総利益は、約２３%増加の 11,908 百万円を計上しました。しかしながら、コールセンター機能の充実、ネットワークの安定性の確保等の為、人件費が増加し、また、長らく交渉を続けている銀行借入業務関連費用の継続的な発生もあって、販売費、一般管理費は、対前年比 ２６%の増加となり、営業利益は１４%減少の５９０百万円にとどまりました。営業外損益では、金融費用が対前年比 若干改善したこともあり、経常利益は、対前年比９１百万円改善の２５３百万円を計上出来ました。特別損益につきましては、ケーブルテレビ局社員の当社への転籍に因る退職給付債務引当不足分の追加計上９２百万円などがありましたが、総じて大口の案件はありませんでした。これらの結果、当社設立以来初めて、当期利益１２９百万円を計上いたしました。

設備投資・投資

顧客管理システム開発を前年に引き続いて行ない、ソフトウェアに７４４百万円、設備投資致しました。投資活動面では、平成14年4月に株式会社アットネットホーム（旧称 株式会社アットホームジャパン）の株式を買い増し、子会社化致しました。また、4月に名古屋のグリーンシティケーブルテレビの株式２０%を買い取り、或いはメディアさいたまに増資する等、３，５４９百万円をこれらの投資活動に支出致しました。

（2）資金調達の状況

当期中、市中銀行や主要株主から 37,785 百万円の借り増しを行いました。主要な使途は、傘下ケーブル局の主として設備投資資金の貸付と、上述の当社の投資資金であります。借り増し分は、全て 主要株主からの直接借り入れ、ないし、保証書差し入れに依る借入であります。この結果、年度末の借入残高は、228,785 百万円となりました。平行して、シニアローンの借入れを引き続き銀行団と交渉中であります。

（3）当社が対処すべき課題

私共の事業の収益基盤は基本的に、顧客をおいて有り得ませんので、顧客数の更なる拡大が第一の課題であります。出来るだけ早い時機に加入率をまず３０％まで引き上げることが当面の目標であります。積極的な戸別訪問による直接マーケティング活動を柱としながらも、生産性の一層の向上を企らねばなりません。更にコールセンターによるマーケティング力の強化であります。一部の局では４０％の加入率も射程圏内に見えており、今後はコールセンターの強化育成が一層求められます。またこのためには、より正確な市場データの整備が前提されることは言うまでもありません。

次にデジタル化への取り組みであります。２００３年後半には、地上波のデジタル放送が３大都市圏で開始される予定でありますが、衛星デジタル、双方向サービス等の本格的普及・展開は些か当初の期待からは相当遅延しております。欧米の動向や国内のＤＴＨ、地上波放送等の動きに十分注意しつつ、慎重に取り進めます。

電話事業につきましては、基本的に、従来の方針に沿って推進して参ります。しかしながらＩＰ電話の検討も、技術的・現実的な面に加えマーケティング的側面も引き続き進めて行きます。

資金調達につきましては、2 年数ヶ月に亘る銀行借入交渉が主要株主各位の暖かい、かつ力強いご支援を得て、漸く決着に近づきました。一旦借入契約を実行した以上は、ジュピターグループが一体となって、十分な注意を払いつつ、かつ意欲的にその履行に努力して参ります。

引き続き、株主各位には御支援、御指導を賜ります様お願い申し上げます。

（4）営業成績及び財産の状況の推移

	第6期	第7期	第8期	第9期
売上高	16,149百万円	36,718百万円	50,294百万円	57,058百万円
当期損益	△798百万円	△988百万円	△4,999百万円	129百万円
一株当たりの当期損益	△1,000円35銭	△251円19銭	△1,270円68銭	32円82銭
純資産	30,192百万円	37,943百万円	32,944百万円	33,073百万円
総資産	37,893百万円	54,591百万円	232,900百万円	272,159百万円

(注) 1. 1株当たりの当期損益は、期末日現在の発行済株式数を使用し計算しております。

2．会社の概況　(平成14年12月31日現在)

（1）主要な事業内容　　有線テレビジョン放送事業

（2）主要な事業所　　(本店) 東京都豊島区東池袋4－41－24

（3）株式の状況

①会社が発行する株式の総数　　15,000,000株

②発行済株式の総数　　3,934,285.74株

③株主数　　9名

④大株主（上位8名）

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
住友商事株式会社	1,427,346.00株	36.28%	－株	－%
Liberty Japan, Inc.	1,101,600.00株	28.00%	－株	－%
Microsoft Holdings V, Inc.	605,296.06株	15.39%	－株	－%
シティトラスト信託銀行株式会社	303,500.00株	7.71%	－株	－%
Liberty Jupiter, Inc.	275,400.00株	7.00%	－株	－%
三井物産株式会社	78,694.00株	2.00%	－株	－%
松下電器産業株式会社	78,694.00株	2.00%	－株	－%
Liberty Japan Ⅱ, Inc.	50,346.00株	1.28%	－株	－%

(注)　Liberty Japan Ⅱ, Inc.の所有株式50,346株は、住友商事㈱から平成14年3月28日付で譲渡されたものです。

(4) 従業員の状況

区分	従業員数	前期末比増加	平均年齢	平均勤続年数
男子	1,449 名	595 名	34.3 才	4.3 年
女子	373 名	160 名	32.5 才	4.7 年
合計	1,822 名	755 名	34.0 才	4.4 年

(注) 1. 従業員には出向受入者 49 名を含む。

2. 第 8 期比での従業員増加の主因は、関係会社からの転籍によるものです。

(5) 企業結合の状況

○重要な子会社等の状況

会社名		資本金	当社の持株比率	主要な事業内容
㈱ジェイコム関東		30,004 百万円	100.00%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱ジェイコム関西		15,500 百万円	84.14%	同上
㈱ジェイコム東京		10,075 百万円	80.03%	同上
アットネットホーム㈱		7,800 百万円	87.43%	インターネット事業
㈱ジェイコム湘南		5,771 百万円	79.48%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱スーパーネットワークユー		3,395 百万円	59.09%	同上
㈱ケーブルビジョン二十一		3,165 百万円	69.47%	同上
㈱ケーブルネット神戸芦屋		2,900 百万円	52.62%	同上
㈱メディアさいたま		2,993 百万円	50.38%	同上
北摂ケーブルネット㈱		2,000 百万円	55.00%	同上
福岡ケーブルネットワーク㈱	※	2,000 百万円	45.00%	同上
関西マルチメディアサービス㈱	※※	2,000 百万円	25.75%	インターネット事業
㈱ジェイコム北九州		1,801 百万円	81.65%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱木更津ケーブルテレビ		1,800 百万円	81.69%	同上
㈱ケーブルネットワークやちよ		1,600 百万円	58.65%	同上
浦和ケーブル・テレビ・ネットワーク㈱		1,600 百万円	50.10%	同上
土浦ケーブルテレビ㈱		1,500 百万円	70.00%	同上
㈱ジェイコム群馬		1,100 百万円	100.00%	同上
㈱ケーブルネット下関	※	1,000 百万円	50.00%	同上
㈱ジェイコム札幌	※※※	8,800 百万円	81.94% (81.94%)	同上
㈲ジェイコムファイナンス		3 百万円	100.00%	金融業務

(注) 1. 上記のうち、※印の会社は、商法上の子会社ではありませんが、連結決算上の連結子会社であります。

2. ※※印の会社は、連結決算上の持分法適用関連会社であります。

3. ※※※印の会社は、子会社が所有する持株比率を(　)内に内数で表示しております。

4. なお、平成14年1月に大阪ケーブルテレビ㈱が、平成14年11月に和泉ｼｰｴｰﾃｨｰｳﾞｨ㈱がそれぞれ㈱ジェイコム関西に吸収合併され、平成14年2月1日付にて㈱ジェイコム大和は㈱ジェイコム関東に吸収合併されております。また、株式の追加取得により、平成14年1月に㈱メディアさいたま、2月に浦和ケーブルネットワーク㈱が、商法上の子会社となりました。さらに平成14年2月に当社100%出資の金融子会社である㈲ジェイコムファイナンスを設立しました。

○企業結合の成果

連結子会社は 20 社、持分法適用会社は 3 社であり、当期の連結売上高は 125,501 百万円、連結純損失は 11,088 百万円であります。

（6）取締役及び監査役

地　位	氏　名	担当又は主な職業
代表取締役社長	石橋　庸敏	最高経営責任者
代表取締役副社長	ｸﾞﾚｺﾞﾘｰ・ｱｰﾑｽﾄﾛﾝｸﾞ	最高執行責任者
常務取締役	庄子　　進	財務・経理担当
常務取締役	平山　泰史	オペレーション・企画・管理担当
取締役（非常勤）	西條　　温	住友商事㈱取締役副社長　米州総支配人　米国住友商事会社社長
取締役（非常勤）	田村　雄二	住友商事㈱代表取締役常務　情報産業事業部門長
取締役（非常勤）	青木　二仁	住友商事㈱理事 情報産業事業部門長付
取締役（非常勤）	ﾐﾗﾝﾀﾞ・ｶｰﾁｽ	Liberty Media International, Inc. President
取締役（非常勤）	ｸﾞﾗﾊﾑ・ﾎﾘｽ	Liberty Media International, Inc. Executive Vice President & CFO
取締役（非常勤）	西村　泰重	Liberty Media Corporation　在日顧問
取締役（非常勤）	ﾍﾝﾘｰ・ｳﾞｨｼﾞﾙ	Microsoft Corporation Vice President of Consumer Strategy & Partnerships
取締役（非常勤）	ｻﾙﾏﾝ・ｳﾗｰ	Microsoft Corporation General Manager of Corporate Strategy
監査役	小林　孔次	
監査役（非常勤）	吉田　幸弘	住友商事㈱ 理事 情報産業総括部長
監査役（非常勤）	ﾀﾞﾘﾙ・ﾄﾞｰﾘﾝﾄﾝ	Liberty Media International, Inc. General Manager (Japan)
監査役（非常勤）	ｽｰ・ﾌﾟﾛｳﾞｧﾝ	Liberty Media International, Inc. Director of Finance

（注）1．当期中の取締役および監査役の異動

○当社は、ｳﾞｧｰﾉﾝ A. ﾁｪﾝﾊﾞﾚﾝ代表取締役社長からの平成14年1月4日付で社長を辞任する旨の申し出を受け、平成14年1月4日付で石橋庸敏代表取締役会長 最高経営責任者(CEO)が代表取締役社長最高経営責任者(CEO)に就任し、また、同日付でｸﾞﾚｺﾞﾘｰ B. ｱｰﾑｽﾄﾛﾝｸﾞ氏を代表取締役副社長 最高執行責任者(COO)に迎える人事を決定しました。なお、同日付でｳﾞｧｰﾉﾝ A. ﾁｪﾝﾊﾞﾚﾝ氏は非常勤取締役に就任しました。

○平成14年3月26日に監査役大久保正紀氏、住友裕郎氏が退任し、小林孔次氏、吉田幸弘氏が就任しました。

○平成14年12月31日付で取締役ｳﾞｧｰﾉﾝ A・ﾁｪﾝﾊﾞﾚﾝ氏は辞任しました。

（注）2．監査役小林孔次氏、吉田幸弘氏、ｽｰ・ﾌﾟﾛｳﾞｧﾝ氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

（7）主要な借入先

借入先	借入額	借入先が有する当社の株式数
住友信託銀行㈱	60,000 百万円	一 株
Liberty Japan, Inc.	39,650 百万円	1,101,600.00 株
住友商事フィナンシャルマネジメント㈱	34,722 百万円	一 株
㈱三井住友銀行	29,100 百万円	一 株
㈱みずほコーポレート銀行	19,700 百万円	一 株
㈱東京三菱銀行	16,500 百万円	一 株
シティバンク銀行東京支店	15,000 百万円	一 株
バンク・オブ・アメリカ・エヌ・エイ・東京支店	7,500 百万円	一 株
Microsoft Holdings V, Inc.	6,613 百万円	605,296.06 株

なお、㈱富士銀行、㈱日本興業銀行、㈱第一勧業銀行は平成14年4月1日に統合し、㈱みずほコーポレート銀行となっております。

（8）決算期後に生じた重要な事実

プロジェクトファイナンスによる借入の合意

1.その旨

平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる1,080億円の長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社と1,820億円の劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。

2.担保の内容

重要な提供資産の種類 ：子会社株式（但し対象会社部分）、建物、土地、その他

以上

尚、本営業報告書中の記載金額は、表示単位未満の端数を切り捨てて表示しております。

貸借対照表

(平成14年12月31日現在)

(単位：千円)

(資産の部)		(負債の部)	
流動資産	204,131,319	流動負債	237,809,858
現金及び預金	383,603	買掛金	7,821,833
売掛金	8,549,460	短期借入金	228,785,000
商品	419,842	未払金・未払費用	893,396
前払費用	44,761	賞与引当金	199,402
短期貸付金	194,529,000	未払法人税等	8,400
その他流動資産	3,269,727	その他流動負債	101,827
貸倒引当金	△ 3,065,076		
固定資産	68,028,218	固定負債	1,275,794
有形固定資産	1,751,590	退職給付引当金	1,275,794
建物	1,055,707		
構築物	41,890	負債合計	239,085,653
工具器具備品	224,951		
土地	429,042		
無形固定資産	1,084,798	(資本の部)	
商標権	6,352		
ソフトウェア	1,069,267	資本金	47,002,622
電話加入権	9,178	法定準備金	1,637,589
投資等	65,191,828	資本準備金	1,637,589
投資有価証券	5,266,929	欠損金	15,566,327
子会社株式・出資金	57,970,916	当期未処理損失	15,566,327
長期貸付金	625,381	(うち当期利益)	(129,149)
長期前払費用	741,127		
その他投資	744,097		
貸倒引当金	△ 156,623	資本合計	33,073,884
資産合計	272,159,537	負債及び資本合計	272,159,537

損益計算書

（平成14年 1月 1日から
平成14年12月31日まで）

(単位：千円)

（経常損益の部）		
営業損益の部		
売上高		57,058,603
売上原価		45,149,648
売上総利益		11,908,955
販売費及び一般管理費		11,318,271
営業利益		590,683
営業外損益の部		
営業外収益		
受取利息	2,372,730	
受取保証料	117,409	
為替差益	13,131	
その他営業外収益	29,457	2,532,727
営業外費用		
支払利息	1,783,030	
支払保証料	1,059,799	
新株発行費償却	17,086	
その他営業外費用	9,554	2,869,471
経常利益		253,940
（特別損益の部）		
特別利益		
貯蔵品不具合に係る補償収入	25,209	
貸倒引当金戻入	1,800	
その他特別利益	241	27,251
特別損失		
転籍者に係る退職給付引当金積立不足額繰入	92,146	
投資有価証券処分損	21,592	
貯蔵品廃棄損	24,636	
固定資産除却損	5,266	143,642
税引前当期利益		137,549
法人税、住民税及び事業税		8,400
当期利益		129,149
前期繰越損失		15,695,477
当期未処理損失		15,566,327

重要な会計方針

1. 有価証券の評価基準及び評価方法

子会社株式

移動平均法に基づく原価法

その他有価証券

時価のないもの・・・移動平均法に基づく原価法

2. 棚卸資産の評価基準及び評価方法

商品・・・移動平均法に基づく低価法によっております。

3. 有形固定資産の減価償却の方法・・・法人税法に基づく定額法によっております。

4. 無形固定資産の減価償却の方法

法人税法に基づく定額法によっております。

ただし、ソフトウェアのうち自社利用分については、社内における利用可能期間（5年）に基づく定額法によっております。

5. 繰延資産の処理方法

新株発行費・・・商法の規定に基づく期間均等償却を行っております。

6. 引当金の計上方法

(1) 貸倒引当金

債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。

(2) 退職給付引当金

従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。

(3) 賞与引当金

従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。

7. 消費税等の処理方法・・・消費税等の会計処理は税抜方式によっております。

貸借対照表注記

1. 記載金額は千円未満を切り捨てて表示しております。

2. 子会社に対する金銭債権債務

短期金銭債権	201,463,878 千円	長期金銭債権	290,975 千円
短期金銭債務	698,536 千円		

3. 有形固定資産の減価償却累計額　202,174 千円

4. 貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、事務機器、LAN 設備、電話交換機、及び自動車があります。

5. 取締役・監査役に対する金銭債務　61,882 千円

6. 保証債務残高　796,233 千円

7. ストックオプション

ストックオプションのために付与した新株引受権の残高

発行すべき株式の内容	新株発行予定残数	発行価格
当社無額面普通株式	158,128 株	1 株につき 92,000 円と公募価格のいずれか低い金額

8. 1 株当たりの当期利益　32 円 82 銭

損益計算書注記

1. 記載金額は千円未満を切り捨てて表示しております。

2. 子会社との取引高

売上高		46,780,282 千円
営業取引以外の取引	受取利息	2,346,510 千円
	受取保証料	67,486 千円

損失処理案

（単位：円）

当期未処理損失	15,566,327,999
これを次のとおり処理します。	
次期繰越損失	15,566,327,999

監査報告書

平成１５年2月１４日

株式会社ジュピターテレコム
監査役会
監査役　小　林　孔　次　殿
監査役　吉　田　幸　弘　殿
監査役　ダリル・ドーリントン　殿
監査役　スー・プロヴァン　殿

朝日監査法人

代表社員
関与社員　公認会計士　野々口　浩之

関与社員　公認会計士　水谷　英滋

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第２条の規定に基づき、株式会社ジュピターテレコムの平成１４年1月１日から平成１４年１２月３１日までの第９期営業年度の貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び損失処理案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。なお、この監査手続は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(3) 損失処理案は、法令及び定款に適合しているものと認める。
(4) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

決算期後に生じた会社の状況に関する重要な事実として、プロジェクトファイナンスによる借入を合意した旨が営業報告書の（８）決算期後に生じた重要な事実に記載されている。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査報告書

当監査役会は、平成１４年1月１日から平成１４年１２月３１日までの第９期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成しましたので、以下の通り報告します。

１．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針等に従い、取締役会その他重要な会議に出席するほか、取締役等から営業の報告を受け、重要な書類を閲覧し、会社の業績及び財産の状況を調査し、子会社についても、必要に応じて業務及び財産の状況を調査しました。また、会計監査人からその監査に関する報告と説明を受け、計算書類及び附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等から報告を求め、会計記録に基づく調査を実施しました。

２．監査の結果

（１）会計監査人である朝日監査法人の監査の方法及び結果は、相当であると認めます。

（２）営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

（３）損失処理に関する議案は、会社の財産の状況その他の事情に照らして相当であり、指摘すべき事項は認められません。

（４）附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

（５）取締役の職務の執行に関し、不正の行為または法令もしくは定款に違反する重大な事実は認められません。なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても、取締役の義務違反はないものと認めます。

３．後発事象

会社は、平成15年1月31日、市中シンジケート銀行団（銀行団）と、100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる、1,080億円の長期シニア借入及び主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社と 1,820 億円の劣後借入契約に合意した旨、取締役から報告がありました。

尚、プロジェクトファイナンスの担保として子会社株式（対象会社部分）、建物、土地その他を銀行団に供した旨、報告がありました。

以上は、監査役全員一致の意見によるものであります。

平成15年2月21日

株式会社ジュピターテレコム監査役会

常任監査役　（常勤）　小林　孔次

監査役　（非常勤）　ダリル・ドーリントン

監査役　（非常勤）　スー・プロヴァン

監査役　（非常勤）　吉田　幸弘

（注）監査役小林孔次、監査役スー・プロヴァン、監査役吉田幸弘は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

第２号議案　定款一部変更の件

１．変更の理由

「商法等の一部を改正する法律」（平成１３年法律第１２８号）（平成１４年４月１日施行）及び「商法及び株式会社の監査等に関する商法の特例に関する法律の一部を改正する法律」（平成１３年法律第１４９号）（平成１４年５月１日施行）の施行に伴い、関係条文を整備いたすものであります。

２．変更の内容

変更の内容は次のとおりであります。

（下線は変更部分）

現行定款	変 更 案	変更の理由
第９条（基準日） 当会社は、毎決算期現在の株主名簿（実質株主を含む。以下同じ。）に記載された株主（実質株主を含む。以下同じ。）をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。 ② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。	第９条（基準日） 当会社は、毎決算期現在の株主名簿（実質株主を含む。以下同じ。）に記載又は記録された株主（実質株主を含む。以下同じ。）をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。 ② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。	会社関係書類の電子化（IT化）に伴う条文整備
第１１条（招集者及び議長） 株主総会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。	第１１条（招集者及び議長） 株主総会は、取締役会の決議に基づき、取締役社長が招集し、その議長となる。取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる	条文整備のため
第１３条（議決権の代理行使）	第１３条（議決権の代理行使）	

株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、代理人は代理権を証する書面を当会社に提出しなければならない。	株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、株主又は代理人は代理権を証する書面を当会社に提出しなければならない。	条文整備のため
第１８条（取締役会） 取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。 ② 取締役会の招集通知は、各取締役及び各監査役に対し、会日の２週間前までに発する。但し、緊急のときは、この期間を短縮することができる。 ③ 取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。	第１８条（取締役会） 取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。 ② 取締役会の招集通知は、各取締役及び各監査役に対し、会日の２週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全取締役及び全監査役の同意を得て召集手続を省略することができる。 ③ 取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。	条文整備の為
第２１条（任期） 監査役の任期は、就任後３年内の最終の決算期に関する定時株主総会終結のときまでとする。 ② 補欠のため選任された監査役の任期は、退任した監査役の残任期間とする。	第２１条（任期） 監査役の任期は、就任後４年内の最終の決算期に関する定時株主総会終結のときまでとする。 ② 補欠として選任された監査役の任期は、退任した監査役の残任期間とする。	商法改正に伴う監査役の任期に関する変更 条文整備の為
第２３条（監査役会） 監査役会招集の通知は、各監査役に対し、会日の２週間前までに発する。但し、緊急のときはこの期間を短縮することができる。 ② 監査役会の運営その他に関する事項については、監査役会の定める	第２３条（監査役会） 監査役会招集の通知は、各監査役に対し、会日の２週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全監査役の同意を得て、召集手続を省略することができる。 ② 監査役会の運営その他に関する	条文整備の為

監査役会規程による。	事項については、監査役会の定める監査役会規程による。	
第２６条（利益配当） 利益配当は、毎決算期現在の株主名簿に記載された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。	第２６条（利益配当） 利益配当は、毎決算期現在の株主名簿に記載又は記録された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。	条文整備のため
第２９条（配当金の除斥期間） 利益配当金又は中間配当金が、支払開始の日から満３年を経過しても受領されないときは、当会社はその支払の義務を免れる。	第２９条（配当金の除斥期間） 利益配当金又は中間配当金が、支払開始の日から満３年を経過してもなお受領されないときは、当会社はその支払の義務を免れる。	会社関係書類の電子化（IT化）に伴う条文整備
（新設）	第７章　附　　則 第３０条（監査役の任期に関する経過措置） 第２１条第１項の規定にかかわらず、平成１４年5月１日後最初の決算期に関する定時株主総会の終結前に在任する監査役については、なお従前のとおり任期は３年とする。	商法改正に伴う監査役の任期に関して経過措置の附則を新設

第３号議案　取締役全員任期満了に伴い取締役13名選任の件

本総会終結の時をもって取締役全員が任期満了のため、取締役 13 名を選任する。
取締役候補者は次のとおり。
Candidates for Directors

氏名	生年月日	略歴	
森 泉 知 行 Tomoyuki MORIIZUMI	1948年1月3日生	1970年 4月	住友商事㈱入社
		1993年 1月	米国住友商事会社　SCOA投資事業部
		1995年 1月	米国住友商事会社　Phoenixcor Inc. 会長
		1996年10月	ジュピター・ショップチャンネル㈱代表取締役
		2000年 2月	㈱ジュピター・プログラミング代表取締役 ジュピターサテライト放送㈱代表取締役
		2003年 1月	当社社長付（現在）
グレゴリー アームストロング Gregory ARMSTRONG	1946年9月27日生	1971年 1月	Viacom Cablevision of SF入社
		1994年 8月	Tele-Communications International, Inc. 入社 Senior Vice President of Cable Operations
		1998年 1月	Liberty Media International, Inc. Managing Director, Latin America
		2000年 9月	On Command Corporation Executive Vice President and Chief Operating Officer
		2002年 1月	当社代表取締役副社長就任(現在)
吉 田 幸 弘 Yukihiro YOSHIDA	1945年8月10日生	1968年 4月	住友商事㈱入社
		1991年 6月	同社 投資事業本部海外事業部長
		1996年 2月	米国住友商事会社（同社投資事業部長）
		1998年 4月	住友商事㈱理事 兼 米国住友商事会社（同社副社長）
		1999年 4月	同社 理事 メディア事業本部副本部長
		2001年 4月	同社 理事 情報産業総括部長
		2002年 3月	当社監査役就任（現在）
庄 子 進 Susumu SHOJI	1942年2月12日生	1965年 4月	住友商事㈱入社
		1994年 7月	同社 機電経理部長
		1996年 6月	当社取締役就任
		1997年 9月	当社常務取締役就任(現在)
平 山 泰 史 Yasufumi HIRAYAMA	1944年1月9日生	1967年 4月	住友商事㈱入社
		1988年 3月	米国住友商事会社
		1996年 1月	当社社長室長
		1996年 6月	当社取締役就任
		1997年 9月	当社常務取締役就任(現在)
中 井 戸 信 英 Nobuhide NAKAIDO	1946年11月1日生	1971年 4月	住友商事㈱入社
		1992年 6月	同社 機械システム部長
		1997年 4月	米国住友商事会社（同社サンフランシスコ支店長兼サンタクララ駐在員事務所長）
		1998年 4月	住友商事㈱理事 エレクトロニクス本部副本部長
		1998年 6月	同社 取締役 エレクトロニクス本部副本部長
		1999年 4月	同社 取締役 エレクトロニクス本部長
		2001年 4月	同社 取締役 ネットワーク事業本部長 ｅビジネス事業部担当
		2002年 4月	同社 代表取締役常務 情報産業事業部門長補佐 ネットワーク事業本部長 ｅビジネス事業担当（現在）
吉 井 伸 吾 Shingo YOSHII	1947年8月23日生	1971年 4月	住友商事㈱入社
		1995年 8月	同社 名古屋支社機電部長
		1998年 4月	同社 情報通信第一事業部長 兼 中部支社機電部長
		2000年 4月	同社 理事 メディア事業本部副本部長 情報産業業務部長 情報通信第一事業部長
		2001年 4月	同社 理事 ネットワーク事業本部副本部長 ｅビジネス事業部副担当
		2002年 4月	同社 理事 メディア事業本部長（現在）

氏名	生年月日	略歴	
青 木 二 仁 Tsuguhito AOKI	1947年3月13日生	1970年 5月	住友商事㈱入社
		1998年12月	同社 ケーブルテレビ事業部長
		1999年 3月	当社取締役就任(現在)
		2001年 4月	同社 理事 メディア事業本部副本部長 ケーブルテレビ・衛星事業部長
		2002年 4月	同社 理事 情報産業事業部門長付 (現在)
ミランダ カーチス Miranda CURTIS	1955年11月26日生	1992年 5月	TCI International, Inc.入社
		1995年 1月	当社取締役就任(現在)
		1996年 9月	同社 Executive Vice President
		1999年 2月	Liberty Media International, Inc. President (現在)
グラハム ホリス Graham HOLLIS	1952年1月9日生	1994年 7月	TCI International, Inc.入社
		1995年 5月	同社(現 Liberty Media International, Inc.) Executive Vice President & CFO(現在)
		1998年 3月	当社監査役就任
		2000年 9月	当社取締役就任(現在)
西 村 泰 重 Yasushige NISHIMURA	1935年10月25日生	1959年 4月	住友商事㈱入社
		1995年 1月	当社代表取締役社長
		1998年 3月	当社顧問
		1998年11月	Liberty Media Corp.在日顧問(現在)
		2000年 9月	当社取締役就任(現在)
ヘンリー ヴィジル Henry VIGIL	1958年1月9日生	1995年 9月	Microsoft Corp. General Manager, Internet Commerce Business Unit
		1997年 1月	同社 Senior Director, Digital Television Group
		1999年 1月	同社 Vice President, Consumer Strategy & Partnerships (現在)
		2000年 9月	当社取締役就任(現在)
サンジェイ チェッダ Sanjay CHHEDA	1966年11月24日生	1988年 8月	Salomon Brothers Corporate Financial Analyst
		1992年 9月	Microsoft Corp. Product Manager, Consumer Division
		1995年 8月	同社 Product Planning Manager, MSN
		1996年10月	同社 Program Manager, Internet Platforms and Tools Division, Commercial Systems Division
		1998年 5月	Group Program Manager, Platforms Division
		1999年 1月	Director, Business Development and Investments
		2001年 5月	Managing Director, Corporate Development (現在)

第４号議案　監査役スー・プロヴァン任期満了に伴い監査役１名選任及び監査役吉田幸弘辞任に伴い監査役１名選任の件

本総会終結の時をもって監査役スー・プロヴァンが任期満了のため並びに監査役吉田幸弘辞任のため、監査役２名を選任する。

監査役候補者は次のとおり。なお、本議案の提出については、監査役会の同意済み。
Candidates for Auditors

氏名	生年月日	略歴	
林　正　俊 Masatoshi HAYASHI	1956年1月20日	1978年 4月	住友商事㈱入社
		1996年 7月	同社 メディア事業本部長付
		2000年 5月	同社 情報産業業務部長付
		2001年 4月	同社 情報産業総括部長付
		2002年 4月	同社 メディア事業本部映像メディア事業部長
		2003年 3月	同社 情報産業総括部長（現在）
スー プロヴァン Sue PROVAN	1965年5月28日生	1995年 7月	TCI International, Inc. Controller
		1998年 7月	Liberty Media International, Inc. Director of Finance（現在）
		2000年 9月	当社監査役就任(現在)

第５号議案　退任取締役に対し退職慰労金贈呈の件

本総会終結の時をもって取締役を退任される石橋庸敏氏に対し、在任中の労に報いるため、当社の役員退職慰労金支給内規に基づく相当額の範囲内で、退職慰労金を贈呈致したく存じます。その具体的金額、贈呈時期等につきましては、取締役会にご一任願います。

RECEIVED
2004 JUN -3 A 11:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2004年3月12日

株主各位

東京都港区芝大門一丁目1番30号
株式会社ジュピターテレコム
代表取締役社長　森泉知行

定時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。

さて、弊社定時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。

なお、当日ご出席願えない場合には、同封委任状にご記入ご捺印乃至ご署名の上、株主総会開催までに当社に到着するようご送付の程お願い申し上げます。

敬具

記

1. 日　時:　2004年3月29日(月)　午前9時30分

2. 場　所:　東京都港区芝大門一丁目1番30号　当社本店会議室

3. 会議の目的事項:

《報告事項》

第10期営業報告書、貸借対照表及び損益計算書報告の件

《決議事項》

第1号議案　第10期損失処理案承認の件
第2号議案　取締役2名辞任に伴い取締役2名選任の件
第3号議案　監査役3名任期満了につき監査役2名選任の件
第4号議案　退任取締役に対し退職慰労金贈呈の件

以上

第10期　　営業報告書

自　平成１５年 １ 月 １ 日

至　平成１５年１２月３１日

株式会社ジュピターテレコム

東京都港区芝大門一丁目１番30号

代表取締役社長　森 泉　知 行

営業報告書

平成15年1月1日から
平成15年12月31日まで

I．営業の概況

（1）営業の経過及び成果

企業をめぐる経済環境

当事業年度は、世界情勢が3月のイラク戦争とその後のイラク情勢の混乱が続く中で、日本経済は若干の明るさが見えてまいりました。りそなを除く大手銀行の大幅増益ニュースに加え、日本政府によるりそな銀行への思い切った公的資金投入措置、年後半では足利銀行の国有化などにより日本の銀行業界にも一応底打ち感は出てまいりました。日本経済の全般的な回復とは云い難いものの、最高益を更新する企業も多く、業界や企業別の優勝劣敗の傾向が顕著になりつつあるように見えます。

メディア・テレコム業界では、日本テレコムのリップルウッドへの売却やIIJのNTTグループ入り、CWCの行き詰まりなど業界の淘汰と再編は留まることなく進んでおります。一方、放送業界ではプラットフォームの一つプラットワンの早くも脱落のニュースなどはあったものの、12月に東京、名古屋、関西の三大都市圏で開始された地上波デジタルが話題を独占したといって過言ではないでしょう。

当社の営業の経過及び成果

このような背景の中で、私どもは、従来の戦略を一部見直しし、よりサービス面に重点を置き、来るべき新たな展開に備えるべく努力を積み重ねてまいりました。

ケーブルテレビサービス

ケーブルテレビにつきましては、チャネルラインアップの充実に見合ったベィシック料金の改定を略計画どおりに実施いたしました。更にお客様に喜んでいただける強力コンテンツとして、11月からデイズニーチャネルの放送を開始いたしました。或いは、コミュニティチャネルを最大限顧客獲得に活用すべくジェイコムチャネルの見直しも行いました。12月には、地上波デジタル放送が開始されましたがアンテナ受信による視聴範囲が極めて限定されているため、ケーブルテレビのネットワークを活用してより広範囲に視聴者に地上波デジタル放送を提供すべく再送信サービスを開始いたしました。

高速インターネットサービス

高速インターネット接続サービスにつきましては、ADSLに続いて、NTTグループのBフレッツなど光ファイバーの高速接続サービスも本格的に市場に参入し激しいシェア争い、価格競争の戦国時代が続いております。私どもは、サービス内容の充実に重点をおき、極力価格競争の埒外に身を置くように努めました。9月からは順次運営局において30Mbサービスを開始し、顧客から好評を得ております。

電話サービス

電話サービスにつきましては、従来の計画に則ってホームパスを拡げ、当期末には前期末日比46%増の4,216千世帯となりました。

以上のような営業活動の結果、当期末においては、ケーブルテレビ、高速インターネット接続サービス及び電話サービスの当社運営局の加入者数は、夫々、1,551千世帯、640千世帯、555千世帯となりました。また、いずれかのサービスに加入頂いている世帯数は1,782千世帯となり、一接続世帯当たりのサービスの数は1.54となりました。

損益の状況

当期の売上高は対前期比約7%減少の52,965百万円となりました。ケーブルテレビの加入者増加に伴う運営局向けの番組代売上は約20%増加したものの、幹線の工事は一段落し、また電話関係ホームパス工事も進んだため、運営局向けの工事資機材の売上高が大きく減ったためであります。しかしながら、加入者増による運営局からのマネージメントフィー収入の増加があり、また販売費及び一般管理費の伸びが対前期比2%増加に抑えられたこと、などから営業利益は対前期比約127%増加の1,340百万円を計上できました。また、シンジケート借入に関わる諸費用の償却費を含めた純金融費用が対前期比約213百万円改善したこともあり、経常損益は対前期比約360%増の1,167百万円となりました。特別損益の部では、過去の電話機器の不具合に対する補償金収入など98百万円の利益を計上し、また、デジタル関連の仕様変更に因る既購入ソフトの除却損等の損失を142百万円を計上し、税引き前当期純利益は1,123百万円となりました。法人税等の負担は対前期比約3百万円増加しましたが、当期純損益は対前期比760%増の1,112百万円となりました。

財務活動面では、平成15年1月、2年半に及ぶ努力の結果、漸く複数の有力銀行を主幹事とし、当社並びに当社運営局（福岡ケーブルネットワーク、ケーブルビジョン２１、及び調布ケーブルテレビを除く）を対象とした総枠1,400億円のシニアローンのシンジケート借入れ契約を締結いたしました。12月に至り、長年の懸案であったケーブルビジョン２１の財務再建も計画通り推し進め、同社もシンジケート借り入れ対象局に加えることが出来ました。

設備投資・資金調達の状況

平成15年1月末、当社はビーエーアジアリミテド、東京三菱銀行、シティバンクN. A.、みずほコーポレート銀行、三井住友銀行を主幹事とする銀行団と総枠1,400億円のシニアローン借入れ契約を締結いたしました。本契約に従い、当社は2月、住商フィナンシャルマネジメントを始めとする当該時点での借入債務230,518百万円を全額返済し、同時に当社の主要株主であるリバーティメディア、住友商事、マイクロソフトから1,500億円並びに320億円（トランシェB）の長期劣後借入金を借り入れました。また、シンジケート融資団からは100%子会社である有限会社ジェイコムファイナンス（JCF）にて総額530億円の長期の借入れを実行いたしました。当期末現在JCFのシニアローンの残高は530億円であり、全額長期借入金であります。

平成15年5月、普通株式750,250株を第三者割当方式にてリバーティメディア及び住友商事に発行し、両社からの長期劣後借入金のうち約322億6千万円を当社の普通株式に転換いたしました。払い込み資金のうち半額を資本金に組み入れ残額を資本準備金としました。この結果、当社の資本金は約63,133百万円となりました。

（2）当社が対処すべき課題

平成15年は愈々デジタル放送時代の幕が切って落とされました。地上波デジタル放送の開始は私どもMSOとしても追風と受け留め、ケーブルテレビのネットワークの利便性を十分に活かしお客様の期待に応えたいと考えております。またそのためには私どもはインフラを持ったサービス産業であることをもっともっと自覚し、サービス内容の充実に努めてまいります。ビデオ配信の新たな形態の競争相手も出現しつつあります。コンテンツを含めたサービス内容の充実が他の競争相手との差別化を可能にさせ、ジュピターの価値を高めるものと信じます。その為には先ず「隗より始めよ」で、従業員教育の徹底から始め具体的な諸施策を早めに打ち出して株主の皆様の期待に応えたい所存であります。
株主の皆様には引き続きご支援を賜りますようお願い申し上げます。

（3）営業成績及び財産の状況の推移

	第7期	第8期	第9期	第10期
売上高	36,718百万円	50,294百万円	57,058百万円	52,965百万円
当期純利益	△988百万円	△4,999百万円	129百万円	1,112百万円
一株当たりの当期純利益	△251円19銭	△1,270円68銭	32円82銭	252円26銭
純資産	37,943百万円	32,944百万円	33,073百万円	66,446百万円
総資産	54,591百万円	232,900百万円	272,159百万円	229,738百万円

(注) 1. 1株当たりの当期損益は、第9期まで期末発行済株式総数に基づき算出しておりましたが、第10期より期中平均発行済株式総数に基づき算出しております。

2．会社の概況　(平成15年12月31日現在)

（1）主要な事業内容　　有線テレビジョン放送事業

（2）主要な事業所　　(本店) 東京都豊島区東池袋4－41－24

（3）株式の状況

①会社が発行する株式の総数　15,000,000株

②発行済株式の総数　4,684,535.74株

③当期中の株式の発行数　750,250株

④株主数　12名

⑤大株主（上位8名）

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
住友商事株式会社	1,490,657.00株	31.82%	ー株	ー%
Liberty Japan, Inc.	1,101,600.00株	23.52%	ー株	ー%
Microsoft Holdings V, Inc.	605,296.06株	12.92%	ー株	ー%
Liberty Japan Ⅳ, Inc	375,125.00株	8.01%	ー株	ー%
Liberty Kanto, Inc.	314,743.00株	6.72%	ー株	ー%
日興シティ信託銀行株式会社	303,500.00株	6.48%	ー株	ー%
Liberty Jupiter, Inc	275,400.00株	5.88%	ー株	ー%
三井物産株式会社	78,694.00株	1.68%	ー株	ー%
松下電器産業株式会社	78,694.00株	1.68%	ー株	ー%

（4）従業員の状況

区分	従業員数	前期末比増加	平均年齢	平均勤続年数
男子	1,602名	153名	35.1才	4.9年
女子	465名	92名	33.9才	5.3年
合計	2,067名	245名	34.5才	5.1年

(注) 従業員には受入出向者54名を含む。

（5）企業結合の状況

○重要な子会社等の状況

会社名	資本金	当社の持株比率	主要な事業内容
㈱ジェイコム関東	30,004 百万円	100.00%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱ジェイコム関西	15,500 百万円	84.17%	同上
㈱ジェイコム東京	10,075 百万円	80.07%	同上
アットネットホーム㈱	7,800 百万円	87.43%	インターネット事業
㈱ジェイコム湘南	5,772 百万円	79.49%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱スーパーネットワークユー	3,395 百万円	59.09%	同上
㈱メディアさいたま	2,993 百万円	50.38%	同上
㈱ケーブルネット神戸芦屋	2,900 百万円	52.62%	同上
㈱ケーブルビジョン21	2,767 百万円	97.95%	同上
北摂ケーブルネット㈱	2,000 百万円	55.00%	同上
福岡ケーブルネットワーク㈱ ※	2,000 百万円	45.00%	同上
関西マルチメディアサービス㈱ ※※	2,000 百万円	25.75%	インターネット事業
㈱ジェイコム北九州	1,801 百万円	81.65%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱木更津ケーブルテレビ	1,800 百万円	81.69%	同上
㈱ケーブルネットワークやちよ	1,600 百万円	58.65%	同上
浦和ケーブル・テレビ・ネットワーク㈱	1,600 百万円	50.10%	同上
土浦ケーブルテレビ㈱	1,500 百万円	70.33%	同上
㈱ジェイコム群馬	1,100 百万円	100.00%	同上
㈱ケーブルネット下関 ※	1,000 百万円	50.00%	同上
㈱ジェイコム札幌 ※※※	8,800 百万円	83.13% (83.13%)	同上
㈲ジェイコムファイナンス	3 百万円	100.00%	金融業務

（注）1. 上記のうち、※印の会社は、商法上の子会社ではありませんが、連結決算上の連結子会社であります。

2. ※※印の会社は、連結決算上の持分法適用関連会社であります。

3. ※※※印の会社は、子会社が所有する持株比率を（　）内に内数で表示しております。

○企業結合の成果

連結子会社は20社、持分法適用会社は3社であり、当期の連結売上高は152,001百万円、連結純利益は796百万円であります。

（6）取締役及び監査役

地　位	氏　名	担当又は主な職業
代表取締役社長	森泉　知行	最高経営責任者
代表取締役副社長	ｸﾞﾚｺﾞﾘｰ・ｱｰﾑｽﾄﾛﾝｸﾞ	最高執行責任者
取締役副社長	吉田　幸弘	企画・管理担当
常務取締役	庄子　　進	財務･経理特命担当
常務取締役	平山　泰史	対外企画担当
取締役（非常勤）	中井戸　信英	住友商事㈱代表取締役常務執行役員･情報産業事業部門長
取締役（非常勤）	吉井　伸吾	住友商事㈱執行役員・ﾒﾃﾞｨｱ事業本部長
取締役（非常勤）	青木　二仁	住友商事㈱理事 情報産業事業部門長付
取締役（非常勤）	ﾐﾗﾝﾀﾞ・ｶｰﾁｽ	Liberty Media International, LLC. President
取締役（非常勤）	ｸﾞﾗﾊﾑ･ﾎﾘｽ	Liberty Media International, LLC. Executive Vice President & CFO
取締役（非常勤）	西村　泰重	Liberty Media Corporation　在日顧問
取締役（非常勤）	ｻﾙﾏﾝ･ｳﾗｰ	Microsoft Corporation General Manager of Corporate Strategy
取締役(非常勤)	ｻﾝｼﾞｪｲ・ﾁｪｯﾀﾞ	Microsoft Corporation Managing Director, Corporate Development
監査役	松本　征夫	
監査役（非常勤）	林　正俊	住友商事㈱　情報産業総括部長
監査役（非常勤）	ﾀﾞﾘﾙ･ﾄﾞｰﾘﾝﾄﾝ	Liberty Media International, LLC. General Manager (Japan)
監査役（非常勤）	ｽｰ･ﾌﾞﾛｳﾞｧﾝ	Liberty Media International, LLC. Director of Finance

（注）1. 当期中の取締役および監査役の異動

○ 当社は、石橋庸敏代表取締役社長 最高経営責任者（CEO）からの平成15年3月27日付で社長を辞任する旨の申し出を受け、平成15年3月27日付で森泉知行が代表取締役社長 最高経営責任者(CEO)に就任し、また、西條温氏及び田村雄二氏が退任し、中井戸信英氏及び吉井伸吾氏が取締役に就任しました。さらに、同日付で吉田幸弘氏は監査役を辞任し、取締役副社長に就任、林　正俊氏が監査役に就任しました。

○ 平成15年5月16日付で監査役小林孔次氏が辞任し、松本征夫氏が就任しました。

○ 平成15年10月3日付で取締役ﾍﾝﾘｰ・ｳﾞｨｼﾞﾙ氏が辞任し、ｻﾙﾏﾝ･ｳﾗｰ氏が就任しました。

（注）2. 監査役林正俊氏、ｽｰ･ﾌﾞﾛｳﾞｧﾝ氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

（7）主要な借入先

借入先	借入額	借入先が有する当社の株式数
住友商事㈱	52,895 百万円	1,490,657.00 株
Liberty Jupiter Finance, Inc.	52,895 百万円	― 株
Microsoft Corporation	43,950 百万円	― 株

以上

尚、本営業報告書中の記載金額は、本年度より表示単位未満の端数を四捨五入して表示しております。

貸借対照表

(平成15年12月31日現在)

(単位：百万円)

(資産の部)		(負債の部)	
流動資産	13,002	流動負債	9,360
現金及び預金	2,476	買掛金	8,222
売掛金	10,144	未払金・未払費用	739
商品	8	賞与引当金	223
前払費用	11	未払法人税等	11
前渡金	177	その他流動負債	165
その他流動資産	188	固定負債	153,937
貸倒引当金	△2	長期借入金	149,739
固定資産	216,665	退職給付引当金	1,667
有形固定資産	1,664	役員退職慰労引当金	18
建物	961	長期未払利息	2,394
構築物	39	長期未払保証料	119
工具器具備品	235	負債合計	163,297
土地	429		
無形固定資産	1,247	(資本の部)	
商標権	4		
ソフトウェア	1,234	資本金	63,133
電話加入権	9	資本剰余金	17,768
投資その他の資産	213,754	資本準備金	17,768
投資有価証券	5,630	利益剰余金	△14,455
子会社株式・出資金	59,766	当期未処理損失	△14,455
長期貸付金	144,154		
長期前払費用	3,492		
その他投資	712		
繰延資産	76	資本合計	66,446
新株発行費	76		
資産合計	229,743	負債及び資本合計	229,743

損益計算書

平成15年 1月 1日から
平成15年12月31日まで

（単位：百万円）

（経常損益の部）		
営業損益の部		
売上高		52,965
売上原価		41,274
売上総利益		11,691
販売費及び一般管理費		10,351
営業利益		1,340
営業外損益の部		
営業外収益		
受取利息	4,066	
受取保証料	87	
為替差益	11	
その他営業外収益	56	4,220
営業外費用		
支払利息	3,492	
支払保証料	210	
長期前払費用償却費	591	
新株発行費償却	38	
その他営業外費用	62	4,393
経常利益		1,167
（特別損益の部）		
特別利益		
貯蔵品不具合に係る補償収入	86	
その他特別利益	12	98
特別損失		
デジタル事業に係る仕様変更等に伴う損失	139	
その他特別損失	3	142
税引前当期純利益		1,123
法人税、住民税及び事業税		11
当期純利益		1,112
前期繰越損失		△15,566
当期未処理損失		△14,455

重要な会計方針

1. 有価証券の評価基準及び評価方法

子会社株式

移動平均法に基づく原価法

その他有価証券

時価のないもの・・・移動平均法に基づく原価法

2. 棚卸資産の評価基準及び評価方法

商品・・・移動平均法に基づく低価法によっております。

3. 有形固定資産の減価償却の方法・・・法人税法に基づく定額法によっております。

4. 無形固定資産の減価償却の方法

法人税法に基づく定額法によっております。

ただし、ソフトウェアのうち自社利用分については、社内における利用可能期間（5年）に基づく定額法によっております。

5. 長期前払費用の償却の方法

定額法によっております。

6. 繰延資産の処理方法

新株発行費・・・商法施行規則の規定に基づく期間均等償却を行っております。

7. 引当金の計上方法

(1) 貸倒引当金

債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。

(2) 退職給付引当金

従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。

(3) 賞与引当金

従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。

(4) 役員退職慰労引当金

役員の退職慰労金の支給に備えるため、当社内規に基づく期末要支給見積額を引当計上しております。この引当金は商法施行規則43条に規定する引当金です。

8. 重要なヘッジ会計の方法

(1) ヘッジ会計の方法

繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。

(2) ヘッジ手段とヘッジ対象

ヘッジ手段：為替予約

ヘッジ対象：外貨建金銭債権債務

(3) ヘッジ方針

内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。

(4) ヘッジ有効性評価の方法

有効性の評価については、決算日（含む中間決算日）及び決済日（為替予約の実行日）に予約レートと同日の直物相場によるレート比較により評価を行っております。

9. 消費税等の処理方法・・・消費税等の会計処理は税抜方式によっております。

会計方針の変更

課金システムに係るデータ処理料は、従来、販売費及び一般管理費に計上しておりましたが、当期より売上原価に計上する方法に変更しております。

この変更は、出資関係のない運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行ったものであります。

この変更により、従来の方法によった場合と比較して売上総利益は 1, 255, 380 千円減少しておりますが、経常利益及び税引前当期純利益に与える影響はありません。

貸借対照表注記

1. 記載金額は千円未満を四捨五入して表示しております。

2. 子会社に対する金銭債権債務

短期金銭債権	7,540 百万円	長期金銭債権	143,836 百万円
短期金銭債務	502 百万円		

3. 有形固定資産の減価償却累計額　342 百万円

4. 貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、事務機器、LAN 設備、電話交換機、及び自動車があります。

5. 取締役に対する金銭債務　381 百万円

6. 保証債務残高　53,723 百万円

7. 主な担保提供資産

預金 2,476 百万円　建物及び構築物 661 百万円　土地 429 百万円　子会社株式・出資金 53,125 百万円

8. ストックオプション

ストックオプションのために付与した新株引受権の残高

発行すべき株式の内容	新株発行予定残数	発行価格
当社無額面普通株式	155,705 株	1株につき 92,000 円と公募価格のいずれか低い金額

9. 資本の欠損

商法施行規則第 92 条に規定する差額　14,455 百万円

損益計算書注記

1. 記載金額は千円未満を四捨五入して表示しております。

2. 子会社との取引高

売上高		42,750 百万円
営業取引以外の取引	受取利息	4,006 百万円
	受取保証料	78 百万円

3. 1 株当たりの当期純利益 252 円 26 銭

損失処理案

（単位：円）

当期未処理損失	14,454,576,592
これを次のとおり処理します。	
次期繰越損失	14,454,576,592

独立監査人の監査報告書

平成16年2月13日

株式会社ジュピターテレコム
　監査役会　御中

あずさ監査法人

代表社員 関与社員　公認会計士

代表社員 関与社員　公認会計士

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第2条の規定に基づき、株式会社ジュピターテレコムの平成15年1月1日から平成15年12月31日までの第10期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び損失処理案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) 重要な会計方針に記載のとおり、会社は従来、課金システムに係るデータ処理料を販売費及び一般管理費に計上していたが、当営業年度より売上原価に計上する方法に変更した。この変更は、出資関係の無い運用局にかかる当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行われたものであり、相当と認める。
(3) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(4) 損失処理案は、法令及び定款に適合しているものと認める。
(5) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査報告書

当監査役会は、平成１５年1月１日から平成15年１２月３１日までの第１０期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成しましたので、以下の通り報告いたします。

１．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針等に従い、取締役会その他重要な会議に出席するほか、取締役等から営業の報告を受け、重要な決裁書類等を閲覧し、会社の業績及び財産の状況を調査し、子会社についても、必要に応じて業務及び財産の状況を調査しました。また、会計監査人からその監査に関する報告と説明を受け、計算書類及び附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等から報告を求め、会計記録に基づく調査を実施しました。

２．監査の結果

（１） 会計監査人である あずさ監査法人の監査の方法及び結果は、相当であると認めます。

（２） 営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

（３） 損失処理に関する議案は、会社の財産の状況その他の事情に照らして相当であり、指摘すべき事項は認められません。

（４） 付属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

（５） 取締役の職務の執行に関し、不正の行為または法令もしくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても、取締役の義務違反はないものと認めます。

以上は、監査役全員一致の意見によるものであります。

平成１６年２月１９日

株式会社 ジュピターテレコム 監査役会

監査役　（常勤）　松本征夫

監査役　（非常勤）

ダリル・ドーリントン

監査役　（非常勤）

スー・プロヴァン

監査役　（非常勤）　林　正俊

（注）監査役林　正俊並びに監査役スー・プロヴァンは「株式会社の監査役等に関する商法の特例に関する法律」第１８条第１項に定める社外監査役であります。

議決権行使についての参考事項

1、　議決権に関する事項

発行済株式総数（平成15年12月31日現在）：4,684,535.74株

議決権を有する株主の数：11名

その議決権数：4,684,535株

2、　議案及び参考事項

第1号議案　第10期（平成15年1月1日～平成15年12月31日）の損失処理案承認の件

議案の内容は定時総会招集通知に添付の損失処理案記載の通りです。

第2号議案　取締役2名辞任に伴い取締役2名選任の件

本総会終結の時をもって庄子進取締役及びサルマン・ウラー取締役が辞任致しますので、その補充として取締役2名を選任するものです。

取締役候補者は次のとおりです。

Candidates for Directors

氏名	生年月日	略歴
春山昭彦 Akihiko Haruyama	1955年9月12日生	1979年 4月　伊藤忠商事㈱入社 1990年 7月　㈱日本長期信用銀行 1999年 4月　NTTドコモ㈱ 2001年 2月　CASTY Inc. 2003年11月　㈱ｼﾞｭﾋﾟﾀｰ･ﾃﾚｺﾑ　ﾁｰﾌﾌｧｲﾅﾝｼｱﾙｵﾌｨｻｰ （現職）
ﾏｰｸ･ﾌﾞﾗｳﾝ Marc Brown	1964年7月24日生	1987年　Union Bank of Switzerland 1998年5月　Goodwin, Procter&Hoar LLP 2000年1月　Manager, Microsoft Corporation 2002年8月　Senior Manager, Corporate Development Group, Microsoft Corporation　（現職）

第３号議案　監査役３名任期満了につき監査役２名選任の件

本総会終結の時をもって松本征夫監査役、林正俊監査役及びダリィル・ドリントン監査役の任期が満了致しますので、新たに監査役２名を選任するものです。

監査役候補者は次のとおりです。

氏名	生年月日	略歴	
林　正俊 Masatoshi HAYASHI	1956年1月20日	1978年 4月	住友商事㈱入社
		1996年 7月	同社 メディア事業本部長付
		2000年 5月	同社 情報産業業務部長付
		2001年 4月	同社 情報産業総括部長付
		2002年 4月	同社 メディア事業本部映像メディア事業部長
		2003年 3月	同社 情報産業総括部長（現職）
松本　征夫 Ikuo Matsumoto	1944年6月10日	1967年 4月	住友商事㈱入社
		1991年 4月	同社 衛星通信事業室参事 ㈱サテライト ジャパン
		1996年10月	同社 映像メディア事業部参事（シンガポール駐在） JAPAN ENTERTAINMENT TELEVISION PTE. LTD.
		1998年12月	同社 情報通信第二事業部参事 ㈱インタラクティブソリューションズ 兼 エンゲージテクノロジーズジャパン㈱
		2000年 2月	同社 ケーブルテレビ・衛星事業部参事 ㈱ジュピターテレコム 財務企画部（現財務部）部長
		2003年5月	㈱ジュピターテレコム　常勤監査役　（現職）

第4号議案　退任取締役に対し退職慰労金贈呈の件

本株主総会の終結時をもって庄子進取締役が退任致しますが、その在任中の功労に報いるため、当社所定の基準に従い退職慰労金を贈呈することとし、その具体的金額、支払時期・方法等は取締役の決議に一任頂きたく、お諮りするものです。

以上

当社会計監査人の名称変更についてのお知らせ

当社の会計監査人であります朝日監査法人は、平成16年1月1日に名称変更し、あずさ監査法人となりました。

委任状

私は、　　　　　　　　を代理人と定め、次の権限を委任致します。

1. 平成16年3月29日開催の株式会社ジュピターテレコム定時株主総会及び其の後の継続会又は延会に出席して議決権を行使すること、並びにこれに付帯関連する一切の件

平成16年　月　日

株主:

(Translation)

March 12, 2004

Sumitomo Corporation
Liberty Japan, Inc.
Liberty Japan IV, Inc
Microsoft Holdings V Inc.
The Nikko Citi Trust and Bank Corporation
Liberty Jupiter, Inc.
Liberty Kanto, Inc.
Mitsui & Co., Ltd.
Matsushita Electric Industrial Co., Ltd.

Notice of Convocation of Tenth Annual Shareholders Meeting

Dear Sirs,

We are pleased to invite you to attend the Ninth Annual Shareholders Meeting which will be held as written below. If you are unable to attend this meeting, please return the enclosed Proxy, after filling out the blanks and affixing your seals or signatures, to us to be received on or before one day prior to the Ninth Annual Shareholders Meeting.

1.Date : at 9:30 a.m. on March 29 (Monday), 2004

2.Place : at the Company's conference room, 1-1-30 Shiba-Daimon, Minato-ku, Tokyo

3.Agenda:

Matters to be reported:

Report of Business Report, Balance Sheet, and Profit & Loss Statement for the Tenth Fiscal Term (from January 1, 2003 to December 31, 2003)

Matters to be resolved:

First Item	: Approval of the Proposal for Disposal of Loss for the Tenth Term
Second Item	: Election of 2 Directors
Third Item	: Election of 2 Auditors
Fourth Item	: Payment of the Retirement Allowance to Mr. Shoji

Sincerely,

Tomoyuki Moriizumi
Representative Director and CEO
Jupiter Telecommunications Co., Ltd.

-Translation from Japanese-

Business Report
From January, 2003
To December 31, 2003

I . About our business

(1) In general

This fiscal period is a year, in the middle of Iraqi turmoil following the Iraqi War in March 2003, when we could sense the recovery, though still feeble, of Japanese economy. Adding to news of large profit increases of Japanese leading banks, save Risona Financial Group, resolute Government policies such as substantial infusion of government money into Risona Bank and the nationalization of the Ashikaga Bank in later part of the year have given a relief impression that the Japanese banking industry has already hit the bottom. While such incidents are not a proof of general recovery of Japanese economy, the very facts that many companies are renewing their record profit will suggest that severe sieving process of winner or loser is proceeding by industry and by business.

In the media and telecommunication industries, merger and acquisition activities continue to be active, as we witnessed the Lipple Wood's acquisition of Japan Telecom, IIJ's render to NTT Group, and/or downfall of CWC. In the broadcasting industry, commencements of the terrestrial digital broadcasting in the three major metropolitan areas, Tokyo, Kansai and Nagoya, almost exclusively occupied the center of spotlights of the news, shadowing other topics such as unexpectedly early failure of one of the digital CS platforms, Plat-One.

With those backdrops, we had made some adjustments to our strategy to emphasize more service aspect, and have endeavored to prepare ourselves for new development in future.

In video services, we have successfully completed basic price adjustments to justify our full-valued channel line-ups. Furthermore, we added Disney Channel, an extremely popular content, to our basic channel line-up in November. For the purpose of gaining maximum number of customers, we re-aligned Community Channels also. Although the terrestrial digital broadcasting started in December, the viewable areas by antenna reception are being very limited. Therefore, we began re-transmission service of the broadcasting to facilitate the potential digital broadcasting viewers, by fully utilizing our network.

Speaking of high-speed Internet access connection service, fiercely competitive market condition still continues, for more market shares and for lower prices as participations of the optical fiber service providers like NTT after ADSL service providers in the broadband market further have further intensified the competition.

We have tried to distance ourselves from price cutting wars as much as possible, and placed weight on better customer services. The 30 Mbs. Access service, gradually rolled out throughout our managed systems starting from September has been highly appreciated among our subscribers.

With regard to telephony service, we expanded telephony homes passed according to our plan. Thus, the number of telephony homes passed became 4,216 thousand homes at the end of the year, 46% growth from that of the previous year.

At the end of the year, the numbers of subscribers of video service, high-speed Internet connection service and telephony of our managed franchises were, 1,551 thousand, 640 thousand, and 555 thousand. The number of homes who take any one of our services was 1,782 thousand, and the number of services per connected home was 1.54.

As for financial activities, after 2 and half years of strenuous negotiations, in February we finally managed to close the Senior Facilities Agreement, which facilitates 140 billion yen, with certain number of syndicated lenders. The Eligible Group for the loan comprises Jupiter and its all managed franchises except for FCN, CV21 and Chofu. In late December, we completed long desired financial restructure of CV21 and

successfully included CV21 into the Eligible Group.

Profit and loss

Gross revenue for the period was 52,965 million yen, which was about 7% less than that of the previous year. Although program sales revenue to our managed systems grew about 20% thanks to increase of the subscribers, decrease of construction and equipment sales to the managed franchises because of near completion of the network roll-out and because of progress of telephony homes passed is attributable to this decrease. We managed to record, however, 1,340 million yen of Operating Profit, about 127% increase from the year earlier, thanks to increase of the management fee revenue contributed by subscriber growth, and thanks to only 2% increase of Selling, General and Administrative Expenses. After Non-operating Income and Expenses, of which net financial expenses including amortization of the syndication related expenses improved about 213 million yen from the previous year, the Recurring Profit was 1,167 million yen, which is about 3.6 time of that of the previous period. After the Extra-ordinary items, which include 98 million yen gain as compensations for quality claims of telephony equipment and write-off for 142 million yen of Open TV digital middle-ware, which had become useless, Net profit before tax was 1,123 million yen. Net profit after tax was 1,112 million yen, 760% increase compared with the previous period, despite about 3 million yen increase of Income Tax Expenses.

Issues the Company needs to tackle

In 2003, curtain for digital broadcasting era was opened up. We, as MSO, believe the start of the digital terrestrial broadcasting as a following wind for our business, and will try to meet expectations by our customers by fully leveraging the benefits of CATV network. Toward that end, we need to strengthen our services with clear consciousness that our business is a service business possessing strong infrastructure. Competitors with new types of video distribution service are emerging. We need to differentiate ourselves from other competitors by strengthening and enhancing our services, including contents, and thus we will be able to add more value to our business. To achieve these goals, we have to start with ourselves, that is, to thoroughly educate our employees, and then to take various actions required. Thus, we believe, we can meet shareholders' expectations.

We solicit you shareholders' continued support and guidance.

(2) Capital expenditures and funding

At the end of January 2003, we signed the Senior Loan Facilities Agreement with syndicated lenders, with BA Asia Limited, the Bank of Tokyo Mitsubishi, Citibank, N.A., Mizuho Corporate Banking Corp. and the Sumitomo Mitsui Banking Corp. as lead arrangers, for the amount of 140 billion yen. Pursuant to the Agreement, in February, we fully paid off the total debt at that time for 230,518 million yen to all the lenders including Sumisho Financial Management, then, simultaneously borrowed long-term Subordinated Loans for 150 billion yen and 32 billion yen (Tranche B) from principal shareholders of Jupiter, Liberty Media (LM), Sumitomo Corporation (SC) and Microsoft. J-Com Finance Company (JCF), a 100% subsidiary of Jupiter, drew down a term loan of total 53 billion yen from the Syndicated Lenders. At the end of the fiscal year, the balance of the senior loan by JCF is 53 billion yen, all of which is long-term.

In May 2003, we issued common stock for 750,250 shares by the third party allotment to LM and SC, and converted their long-term Subordinated Loan for 32.26 billion yen to equity. Half of the paid-in amount was added to the paid-in capital and the balance was set aside as a capital reserve. Consequently, Jupiter's paid-in capital became about 63.133 billion yen.

(3) Business Results and Changes of Assets

(Million Yen except Net Profit Per Share)

	7th Term (Dec-2000)	8th Term (Dec-2001)	9th Term (Dec-2002)	10th Term (Dec-2003)
Sales Revenue	¥36,718	¥50,294	¥57,058	¥52,965
Net Profit	△¥988	△¥4,999	¥129	¥1,112
Net Profit Per Share (Yen)	△¥251.19	△¥1,270.68	¥32.82	¥237.32
Stockholders' Equity	¥37,943	¥32,944	¥33,073	¥66,446
Total Assets	¥54,591	¥232,900	¥272,159	¥229,738

(Note) 1. Net Profit per share is calculated with the weighted average number of shares.

2. Current Company Profile (As of December 31, 2003)

(1) Main Business — Cable television broadcasting service
(2) Main Office — Head Office:4-41-24 Higashi Ikebukuro Toshima-ku, Tokyo

(3) Shares
① Number of Shares to be issued: 15,000,000.00 shares
② Number of Shares issued: 4,684,535.74 shares
③ Number of Shares issued during 2003 750,250.00 shares
④ Number of Shareholders 12
⑤ Major Shareholders and Respective Shareholdings

Holders	Shareholding in the Company		Shares held By the Company	
	No. of shares	(%)	No. of shares	(%)
Sumitomo Corp.	1,490,657.00	31.82%	None	None
Liberty Japan, Inc.	1,101,600.00	23.52%	None	None
Microsoft Holdings V, Inc.	605,296.06	12.92%	None	None
Liberty Japan IV, Inc.	375,125.00	8.01%	None	None
Liberty Kanto, Inc.	314,743.00	6.72%	None	None
Cititrust , Inc.	303,500.00	6.48%	None	None
Liberty Jupiter, Inc.	275,400.00	5.88%	None	None
Mitsui & Co.,Ltd.	78,694.00	1.68%	None	None
Matsushita Electric Industrial Co.,Ltd.	78,694.00	1.68%	None	None

(4) Employees

	Number of Employees	Changes	Average Age	Average Years of Service
Male	1602	153	35.1	4.9
Female	465	92	33.9	5.3
Total	2,067	245	34.5	5.1

(Note) 1. Number of Employees includes 54 loan employees.

(5) Consolidation

Important Subsidiaries

Names		Capital Million Yen	Company's Shareholding	Main Business
Jcom Kanto		¥30,004	100.00%	CATV Business
Jcom Kansai		¥15,500	84.17%	Same as the above
Jcom Tokyo		¥10,075	80.07%	Same as the above
At Net Home		¥7,800	87.43%	Internet Provider
Jcom Shonan		¥5,772	79.49%	CATV Business
Super Network You		¥3,995	59.09%	Same as the above
Media Saitama		¥2,993	50.38%	Same as the above
Cablenet Kobe Ashiya		¥2,900	52.62%	Same as the above
Cable Vision 21		¥2,767	97.95%	Same as the above
Hokusetsu Cable Net		¥2,000	55.00%	Same as the above
Fukuoka Cable Network	※	¥2,000	45.00%	Same as the above
Kansai Multimedia Service	※※	¥2,000	25.75%	Internet Provider
Jcom Kitakyushu		¥1,801	81.65%	CATV Business
Kisarazu Cable Television		¥1,800	81.69%	Same as the above
Cable Network Yachiyo		¥1,600	58.65%	Same as the above
Urawa Cable TV Network		¥1,600	50.10%	Same as the above
Tsuchiura Cable TV		¥1,500	70.33%	Same as the above
Jcom Gunma		¥1,100	100.00%	Same as the above
Cable Net Shimonoseki	※	¥1,000	50.00%	Same as the above
Jcom Sapporo (Sub.of Jcom Kanto)	※※※	¥8,800	83.13%	Same as the above
Jcom Finance		¥3	100.00%	Financial Business

(Notes) 1. ※: not subsidiaries defined in the Commercial Code Term, but financially consolidated subsidiaries.

2. ※※: equity method basis affiliates.

3. ※※※: shareholding ratio by our subsidiary.

Result of consolidations

With 20 consolidated subsidiaries and 3 equity method affiliates, the consolidated gross revenue was yen 152,001 million, and the consolidated net profit was yen 796 million for the year.

(6) Directors and Statutory Auditors

Position	Name	In Charge or Main Occupation
Representative Director, President & CEO	Tomoyuki Moriizumi	
Representative Director, EVP & COO	Gregory Armstrong	
EVP & CAO	Yukihiro Yoshida	Planning & Administration
Managing Director	Susumu Shoji	Finance & Accounting
Managing Director	Yasufumi Hirayama	External Relations Planning
Director (non-executive)	Nobuhide Nakaido	Managing Executive Officer General Manager, Media, Electronics & Network Business Unit, Sumitomo Corp.
Director (non-executive)	Shingo Yoshii	Executive Officer General Manager, Media Division Sumitomo Corp.
Director (non-executive)	Tsuguhito Aoki	Corporate Officer and Assistant to General Manager Media, Electronics & Network Business Unit, Sumitomo Corp.
Director (non-executive)	Miranda Curtis	President, Liberty Media International, LLC.
Director (non-executive)	Graham Hollis	Executive Vice President & CFO, Liberty Media International, LLC.
Director (non-executive)	Yasushige Nishimura	A consultant to Liberty Media Corp.
Director (non-executive)	Salman Ullah	General Manager of Corporate Strategy, Microsoft Corp.
Director (non-executive)	Sanjay Chheda	Managing Director, Corporate Development Microsoft Corp.
Standing Statutory Auditor	Ikuo Matsumoto	
Statutory Auditor (non full time)	Masatoshi Hayashi	General Manager Planning & Administration Dept. Media, Electronics & Network Business Unit, Sumitomo Corp.
Statutory Auditor (non full time)	Darryl Dorrington	General Manager (Japan) Liberty Media International, LLC.
Statutory Auditor (non full time)	Suzanne Provan	Director of Finance Liberty Media International, LLC.

(Notes)

1. The changes in the Board during 2003.
   *Mr. Tsunetoshi Ishibashi resigned from his position of President & CFO, Mr. Tomoyuki Moriizumi succeeded the position of President & CEO, Mr. Yukihiro Yoshida resigned from Statutory Auditor and elected as Executive Vice President & COO, Mr. Atshi Nishijo and Mr. Yuji Tamura resigned from Director. Mr. Nobuhide Nakaido and Mr. Shingo Yoshii elected as Director, Mr. Masatoshi Hayashi elected Statutory Auditor effective March 27, 2003.
   *Mr. Koji Kobayashi resigned from Statutory Auditor as of May 16, 2003. Mr. Ikuo Matsumoto replaced the seat.
   *Mr. Henry Vigil resigned from Director as of October 3, 2003. Mr. Salman Ullah replaced the seat.

2. Statutory auditors: Mr. Masatoshi Hayashi and Ms. Suzanne Provan are outside auditors as prescribed in Article 18-1 of the Law for Special Exceptions to the Commercial Code.

(7) Loans

Lender	Loan Amount (Million Yen)	Shareholding in the Company
Sumitomo Corporation	52,895	1,490,657.00
Liberty Jupiter Finance, Inc.	52,895	—
Microsoft Corporation	43,950	—

The amounts in this business report are presented in respective designated units rounding off fraction thereof.

BALANCE SHEET

(As of December 31, 2003)

(unit : Million Yen)

(ASSETS)		(LIABILITIES)	
Current Assets	**13,002**	**Current Liabilities**	**9,360**
Cash & Deposit	2,476	Account Payable-Trade	8,222
Account Receivable -Trade	10,144	Account Payable-Other	739
Merchandise	8	Reserve for Bonus	223
Prepaid Expenses	11	Provision for Income Taxes	11
Short-term Loan	177	Other Current Liabilities	165
Other Current Assets	188	**Fixed Liabilities**	**153,937**
Allowance for Bad Debts	△2	Long term Debts	149,739
Fixed Assets	**216,665**	Reserve for Retiring Benefits	1,685
Tangible Fixed Assets	**1,664**	Long term accrued expense	2,513
Building	961	**Total Liabilities**	**163,297**
Equipment	39		
Tools, Furniture & Fixtures	235	(STOCKHOLDER'S EQUITY)	
Land	429		
Intangible Fixed Assets	**1,247**	**Paid-in Capital**	**63,133**
Software	1,234	**Statutory Reserve**	**17,768**
Trademark	4	Capital Surplus	17,768
Telephone Subscription Rights	9	**Deficit**	**14,455**
Investments	**213,754**		
Securities for Investment	5,630	Cumulative Losses	14,455
Stock	59,766		
Long-Term Loan	144,154		
Long-Term Prepaid Expense	3,492		
Security Deposit	712		
Deferred Charges	**76**	**Total Stockholder's Equity**	**66,446**
Stock Issue Charges	76		
Total Assets	**229,743**	**Total Liabilities & Stockholders' Equity**	**229,743**

PROFIT and LOSS STATEMENT
(From January 1, 2003 to December 31,2003)

(unit : Million Yen)

(ORDINARY PROFIT/LOSS)		
Operating Profit/Loss		
Sales		52,965
Cost of Sales		41,274
Gross Income		11,691
Selling, General & Admin. Expenses		10,351
Operating Income		1,340
Non-Operating Profit/Loss		
Non-Operating Profit		
Interest Income	4,153	
Other Non-Operating Income	67	4,220
Non-Operating Charges		
Interest Expense	3,702	
Other Non-Operating Expenses	691	4,393
Ordinary Income		**1,167**
(EXTRA ORDINARY ITEM)		
Extra ordinary gain	98	
Extra ordinary losses	142	
Net Income before Taxes		**1,123**
Income Taxes & Inhabitant Taxes		11
Net Income after Taxes		**1,112**
Accumulated Loss as of December 31, 2002		**15,566**
Accumulated Losses		**14,455**

Significant Accounting Policies

1. Securities Valuation Method
   (1) Marketable Securities
   Lower of cost or market price by the moving average method
   (2) Non-marketable Securities
   Acquisition cost by the moving average method
2. Inventory Valuation
   Merchandise ・・・lower of cost or market by the moving average method
3. Depreciation Method of Tangible Fixed Assets
   Straight-line method as designated in the Corporate Income Tax Law
4. Amortization Method of Intangible Fixed Assets
   Straight-line method pursuant to the Corporate Income Tax Law.
   With regard to software for in-house use, straight-line method over estimated in-house useful life.
5. Amortization Method of Long-Term Prepaid Expense
   Straight-line method.
6. Deferred Charges
   Stock Issue Charges ;
   Amortized equally in three years pursuant to the provisions of the Commercial Code
7. Allowance and Reserve
   (1) Allowance for Bad debts
   By specific considerations on particular doubtfulness, and by historical rate on other general receivables.
   (2) Reserve for Retiring Benefits
   Set aside estimated retirement benefit liabilities at the year-end using actuarial calculations.
   (3) Reserve for Bonus
   Set aside estimated Bonus payment liabilities at the year-end according to previous calculations.
8. Hedge Accounting
   (1) Hedge Accounting Method
   Deferral Hedge
   (2) Hedge instrument and object
   Hedge instrument ; Exchange contract
   Hedge object ; Monetary receivable and payable in foreign currency
   (3) Hedge Policy
   Averting risk of foreign exchange contract according to internal regulations.
   (4) Evaluation of effectiveness
   We evaluate effectiveness comparing the contract rate and the spot rate at year-end and execution date of exchange contract.
9. Consumption Taxes
   Consumption taxes are excluded from income and expenses in Profit and Loss Statement, and net of payable / receivable of Consumption Taxes are recorded in Balance Sheet.

Accounting Change

Formerly we disclosed Data Processing Fee for billing system in Selling and General Administration cost. But we changed the section from SGA to Cost of Goods Sold, because the cost to non-consolidated company becomes to be material. By this change, Gross Income decreased ¥1,255million but Operating Income and Net Income before Taxes are not effected.

Notes to Balance Sheet

1. Amounts presented as thousand yen with fractions rounded off.

2. Monetaty Receivables from & Payables to Subsidiaries

   Short-term monetary receivables ¥7,540 million Long-term ¥143,836 million

   Short-term monetary payable ¥502 million

3. Accumulated depreciation of Tangible Fixed Assets ¥342 million

4. Besides the fixed assets presented in the balance sheet, material fixed assets used through lease agreements are office equipment, LAN facilities, PBX and automobiles.

5. Material Liabilities to Director and Statutory Auditor. ¥381 million

6. Balance of contingent liabilities: Guarantee obligation ¥53,723 million

7. Pledged Assets

   Deposit ¥2,476 million Buildings ¥661 million Land ¥429 million Stock ¥53,125 million

8. Stock Option

   Granted Balance of new stock subscription rights

Shares to be issued	Balance of new shares to be issued	Issuing Price
non-par value common share of Jupiter Telecommunication	155,705 shares	lower of ¥92,000/share or public offer price

9. Deficit

   The difference defined by the Commercial Code Execution Regulation 92. ¥14,455 million

Notes to Profit and Loss Statement

1. Amounts presented as thousand yen with fractions rounded off.

2. Transactions with Subsidiaries

   Sales ¥42,750 million

   Other Interest Income ¥4,084 million

3. Net Income per Share for the Current Term ¥252.26

Proposal of Cumulative Losses

(Unit : Yen)

Cumulative Losses for the current term	14,454,576,592
Above loss is disposed as follows:	
Loss carried forward to the next term	14,454,576,592

平成15年9月18日

株主各位

東京都豊島区東池袋4－41－24
株式会社ジュピターテレコム
代表取締役社長　森泉　知行

臨時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。

さて、弊社臨時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。

なお、当日ご出席願えない場合は、書面により議決権の行使をすることができます。後記参考書類をご検討いただき、同封の議決権行使書に賛否のご表示を賜りご捺印又はご署名のうえ、株主総会開催の前日までに当社に到着するようご返送くださいますようお願い申し上げます。

敬　具

記

1．日　時：　平成15年10月3日（金）　午前9時30分

2．場　所：　東京都豊島区東池袋四丁目41番24号　当社本店会議室

3．会議の目的事項：

《決議事項》

第1号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

第2号議案　定款一部変更の件

第3号議案　取締役ヘンリー・ヴィジル辞任に伴い取締役1名選任の件

以　上

◎お願い　当日ご出席の際は、お手数ながら同封の議決権行使書面を会場受付へご提出くださいますようお願い申し上げます。

議決権行使についての参考書類

1.　総株主の議決権の数　4,684,535個

2.　議案及び参考事項

第1号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

商法第280条ノ19及び第280条ノ21の規定に基づき、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員の当社の業績向上に対する意欲や士気を一層高めることを目的として、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して、別紙記載の要領により特に有利な条件をもって新株予約権を発行するものであります。

(1)　新株予約権の割当を受ける者

当社及び下記に掲げる当社の子会社又は関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てる。以下、新株予約権の割当を受ける者を「割当対象者」という。

記

株式会社ジェイコム札幌
株式会社ジェイコム関東
株式会社ジェイコム東京
株式会社ジェイコム湘南
株式会社木更津ケーブルテレビ
株式会社ジェイコム群馬
土浦ケーブルテレビ株式会社
浦和ケーブルテレビネットワーク株式会社
株式会社メディアさいたま
株式会社ケーブルネットワークやちよ
株式会社スーパーネットワークユー
株式会社ジェイコム関西
北摂ケーブルネット株式会社
株式会社ケーブルネット神戸芦屋
株式会社ケーブルビジョン二十一
福岡ケーブルネットワーク株式会社
株式会社ジェイコム北九州
株式会社ケーブルネット下関

(2)　新株予約権の目的たる株式の種類及び数

当社普通株式41,958株を上限とする。
なお、当社が株式の分割又は併合を行う場合には、次の算式により新株予約権の目的たる株式数を調整し、調整の結果生じる1株未満の端数は、これを切り捨てる。

調整後株式数＝調整前株式数×分割(又は併合)の比率

但し、上記株式数の調整は、その時点で割当対象者が行使していない新株予約権の目的たる株式数についてのみ行われるものとする。

(3)　発行する新株予約権の総数

6,993個(新株予約権1個あたりの目的たる株式数6株)とする。但し、上記(2)の規定に従い新株予約権の目的たる株式数の調整を行った場合には、新株予約権1個あたりの目的たる株式数についても同様の調整を行うものとする。

(4)　新株予約権の発行価額

無償とする。

(5)　新株予約権行使時に払込みをなすべき金額

各新株予約権の行使に際して払込みをなすべき金額は、下記①及び②により決定される1株あたりの権利行使価額に、上記(3)に定める新株予約権1個あたりの目的たる株式数(上記(3)但書の規定に従い調整を行った場合は、調整後の株式数)を乗じた金額とする。

① 当初の権利行使価額は92,000円とする。但し、当社の国内における新規株式公開(下記(7)①に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。

② 当社が株式の分割又は併合を行う場合には、次の算式により権利行使価額を調整し、調整の結果生じる1円未満の端数は、これを切り捨てる。

$$\text{調整後権利行使価額} = \text{調整前権利行使価額} \times \frac{1}{\text{分割(又は併合)の比率}}$$

(6)　新株予約権の権利行使期間

平成15年12月12日から平成24年8月23日まで。

(7)　新株予約権の行使の条件

① 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、新株予約権を行使することができる。

② 新株予約権は、下記⑥の場合を除き、割当対象者に限り行使することができる。

③ 割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成16年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができる。なお以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とする。

(ア) 平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができる。

(イ) 平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができる。

(ウ) 平成18年9月12日から平成19年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができる。

(エ) 平成19年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができる。

④ 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成17

年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができる。

⑤ 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記③及び④の定めにかかわらず、下記⑧記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとする。

⑥ 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めるが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記⑧記載の「新株予約権割当契約」に定めるところによるものとする。

⑦ 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的たる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとする。

⑧ 上記の他、割当対象者が当社又は当社グループ事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及びその細目については、平成15年9月18日開催の取締役会決議及び本株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによる。

(8) 新株予約権の消却事由及び条件

① 新株予約権発行後、当社が消滅会社となる合併、又は当社が完全子会社となる株式交換若しくは株式移転が行われる場合、取締役会決議をもって新株予約権の全部を無償で消却することができる。

② 新株予約権者が新株予約権を行使する前に上記(7)⑧記載の「新株予約権割当契約」に定めるところにより新株予約権を行使できなくなった場合、取締役会決議をもって当該未行使の新株予約権を無償で消却することができる。

(9) 新株予約権の譲渡制限

新株予約権を譲渡するには取締役会の承認を要する。

第２号議案　定款一部変更の件

平成１６年２月１６日(月)をもって定款第３条を下記のとおり変更すること。

記

現行	変更案
第３条（本店の所在地） 当会社は、本店を東京都豊島区に置く。	第３条（本店の所在地） 当会社は、本店を東京都港区に置く。

第３号議案　取締役ヘンリー・ヴィジル辞任に伴い取締役１名選任の件

本総会終結の時をもって取締役ヘンリー・ヴィジル辞任のため、取締役１名を選任する。取締役候補者は次のとおり。

役名及び職名	氏名（生年月日）	略歴
取締役	サルマン・ウラー氏 (1964年 1月 15日生)	1993年2月 マッキンゼー・アンド・カンパニー社 エンゲージメント マネージャー 1997年5月 マイクロソフト社　コーポレートデベロップメント シニア・ディレクター 2001年5月 当社取締役就任 2002年7月 マイクロソフト社　コーポレートストラテジー ゼネラル・マネージャー（現在）

(Translation)

September 18, 2003

Sumitomo Corporation
Liberty Jupiter, Inc.
Liberty Japan, Inc.
Liberty Japan II, Inc.
Liberty Japan IV, Inc.
Liberty Kanto, Inc.
Microsoft Holdings V Inc.
Nikko Citi Trust and Banking Corporation
Mitsui & Co., Ltd.
Matsushita Electric Industrial Co., Ltd.
Mr. Lee A. Daniels

Notice of Convocation of Extraordinary Shareholders Meeting

Dear Sirs,

We are pleased to invite you to attend the Extraordinary Shareholders Meeting which will be held as written below. Should you be unable to attend this meeting, you can exercise the voting rights in writing. In such case, please review the attached Reference Materials, and return to us the enclosed Form of Exercise of Voting Rights, after indicating indicate Yes or No to the Proposal and affixing your seal or signature, no later than the day immediately preceding the below-mentioned date of the Extraordinary Shareholders Meeting.

1.Date : at 9:30 a.m. on October 3 (Friday), 2003

2.Place : at the Company's conference room, 4-41-24 Higashi-Ikebukuro Center-Bldg., Higashi-Ikebukuro, Toshima-ku, Tokyo

3.Agenda:

Matters to be resolved:

First Item: To issue share purchase warrants (shinkabu-yoyakuken) to the directors, auditors and employees of the Company and its subsidiaries and affiliates upon especially favorable terms

Second Item: Alternation of the Articles of Incorporation

Third Item: To elect one Director of the Company due to the resignation of Mr. Vigil

Sincerely,

Tomoyuki Moriizumi
Representative Director and CEO
Jupiter Telecommunications Co., Ltd.

Note: Please submit the enclosed Form of Exercise of Voting Rights at the reception if you attend the shareholders' meeting in person. Thank you.

(1) Persons to whom Share Purchase Warrants are to be allocated

The Company shall allocate share purchase warrants (*shinkabu-yoyakuken*) (the "Share Purchase Warrants") to the directors, auditors and employees of the Company and its subsidiaries and affiliates listed below. Persons to whom the Share Purchase Warrants are to be allocated shall be hereinafter referred to as "Eligible Persons".

J-COM SAPPORO

J-COM KANTO

J-COM TOKYO

J-COM SHONAN

J-COM KISARADU

J-COM GUNMA

J-COM IBARAKI

J-COM URAWA-YONO

J-COM MEDIA SAITAMA

J-COM YY YACHIYO

J-COM URAYASU

J-COM KANSAI

J-COM HOKUSETSU

J-COM KOBE-ASHIYA

J-COM FUKUOKA (CV21)

J-COM FUKUOKA

J-COM KITAKYUSHU

J-COM SHIMONOSEKI

(2) Type and the number of shares subject to the Share Purchase Warrants

Up to 41,958 shares of the common stock of the Company.

In implementing any stock split or reverse stock split, the Company shall make adjustments to the number of shares subject to the Stock Purchase Warrants by using the following calculation formula, and shall omit any fractions smaller than one (1) share resulting from such adjustments.

(Adjusted number of shares) = (Number of shares before adjustment) x
(Ratio of stock split (or reverse stock split))

Provided, however, that the adjustment of the number of shares set forth above shall be conducted only in connection with the number of shares subject to the Share Purchase Warrants that have not been exercised at the time of the stock split or reverse stock split.

(3) Total number of Share Purchase Warrants to be issued

The total number of Share Purchase Warrants to be issued is 6,993 (the number of shares subject to one (1) Share Purchase Warrant is six (6)). Provided, however, that if the number of shares subject to the Share Purchase Warrants is adjusted in accordance with (2) above, then the number of shares subject to one (1) Share Purchase Warrant shall be adjusted accordingly.

(4) Issue price of the Share Purchase Warrants

The issue price of the Share Purchase Warrants shall be zero (0).

(5) Amount to be paid in upon the exercise of the Share Purchase Warrants

The amount to be paid in upon the exercise of each Share Purchase Warrant shall be the amount equal to the Exercise Price per share (to be fixed in accordance with ① and ② below) multiplied by the number of shares subject to one (1) Share Purchase Warrant (if adjusted in accordance with the proviso of (3) above, such adjusted number of shares).

① The Exercise Price per share shall be 92,000 yen. Provided, however, that if the offer price in the IPO (as defined in (7) ① below) of the Company in Japan (i.e., the issue price per share in the public offering) is determined to be a price below the Exercise Price, then in effect, the Exercise Price shall be the amount equal to such offer price.

② In implementing any stock split or reverse stock split, the Company shall make adjustments to the Exercise Price using the following calculation formula, and shall omit any fractions smaller than one (1) yen resulting from such adjustments.

(Adjusted Exercise Price) = (Exercise Price before adjustment) x
1 / (Ratio of stock split (or reverse stock split))

(6) Exercise period for the Share Purchase Warrants

The exercise period shall be from December 12, 2003, to August 23, 2012.

(7) Terms for the exercise of the Share Purchase Warrants

① Eligible Persons may exercise the Share Purchase Warrants only when the Company's stocks have been registered with the Japan Securities Dealers Association as

over-the-counter-listed securities, or have been listed on any of the stock exchanges (the "IPO").

② Only Eligible Persons may exercise the Share Purchase Warrants, except in the circumstances set forth in ⑥ below.

③ Eligible Persons (excluding those listed in the "List of Eligible Persons" as "non-managers") may exercise as follows the Share Purchase Warrants allocated to each of them, in whole or in part, on and after September 12, 2004. When calculating the exercisable number of Share Purchase Warrants, fractions smaller than one (1) Share Purchase Warrant shall be rounded up to one (1) Share Purchase Warrant.

(a) For the period from September 12, 2004 to September 11, 2005, one quarter of the number of Share Purchase Warrants allocated to each Eligible Person shall be exercisable by that Eligible Person.

(b) For the period from September 12, 2005, to September 11, 2006, one half of the number of Share Purchase Warrants allocated to each Eligible Person shall be exercisable by that Eligible Person.

(c) For the period from September 12, 2006, to September 11, 2007, three quarters of the number of Share Purchase Warrants allocated to each Eligible Person shall be exercisable by that Eligible Person.

(d) For the period from September 12, 2007 to August 23, 2012, all of the Share Purchase Warrants allocated to each Eligible Person shall be exercisable by that Eligible Person.

④ Those who are listed on the List of Eligible Persons as "non-managers" may exercise the Share Purchase Warrants on and after September 12, 2005, and may thereafter exercise the Share Purchase Warrants allocated to each of them in whole or in part until August 23, 2012.

⑤ If, after the issuance of the Share Purchase Warrants, (i) any Eligible Person ceases to be an officer or employee of the Company or its group company, or (ii) a substantial change occurs in the composition of the Company's major shareholders, the exercise of Share Purchase Warrants by the relevant Eligible Person may be treated in accordance with the provisions of the "Share Purchase Warrants Allocation Agreement" referred to in ⑧ below, irrespective of the provisions under ③ and ④ above.

⑥ If, after the issuance of the Share Purchase Warrants, any Eligible Person dies without forfeiting the Share Purchase Warrants, the relevant heir may exercise such Eligible Person's Share Purchase Warrants. However, the exercisable number of Share Purchase Warrants, the exercise period and the other terms of exercise of the Share Purchase Warrants shall be otherwise treated in accordance with the "Share Purchase Warrants Allocation Agreement" referred to in ⑧ below.

⑦ If, after the issuance of the Share Purchase Warrants, (i) the Company is merged or consolidated with another company, (ii) the Company implements a stock swap (*kabushiki-koukan*) or stock transfer (*kabushiki-iten*), or (iii) any other event occurs requiring adjustments, the Company may (a) make such reasonable adjustments as it

deems necessary (without granting additional substantial financial benefits to the holders of the Share Purchase Warrants) to the number of shares subject to the Share Purchase Warrants, the Exercise Price, the exercise period and other terms, (b) restrict the exercise of the Share Purchase Warrants, or (c) invalidate any unexercised Share Purchase Warrants.

⑧ In addition to the above, if any Eligible Person ceases to be an officer or employee of the Company or its group company, the exercisable number of Share Purchase Warrants, the exercise period, the reasons for forfeiture of the Share Purchase Warrants and the other terms of exercise of the Share Purchase Warrants and the details thereof shall be treated in accordance with the "Share Purchase Warrants Allocation Agreement" to be concluded between the Company and each Eligible Person, based on the resolution of the board of directors' meeting held on September 18, 2003 and the resolution of this shareholders' meeting.

(8) Event of, and the conditions for, cancellation of the Share Purchase Warrants

① If, after the issuance of the Share Purchase Warrants, either of the following occur: (i) a merger, by which the Company is dissolved, or (ii) a stock swap (*kabushiki-koukan*) or stock transfer (*kabushiki-iten*), by which the Company becomes a wholly-owned subsidiary (*kanzen-kogaisha*); the Company may cancel all of the Share Purchase Warrants without compensation by a resolution of the board of directors' meeting.

② If a holder of Share Purchase Warrants becomes unable to exercise his/her Share Purchase Warrants before exercising them in accordance with the provisions of the "Share Purchase Warrants Allocation Agreement" referred to in (7) ⑧ above, the Company may cancel such unexercised Share Purchase Warrants without compensation by a resolution of the board of directors' meeting.

(9) Restriction on the transfer of the Share Purchase Warrants

Any transfer of the Share Purchase Warrants shall be subject to the approval of the board of directors.

Second Item: Alternation of the Articles of Incorporation

The Company proposes the following alternation of the Articles of Incorporation subject to effect date as of February 16, 2005:

Current	Proposal
ARTICLE 3. LOCATION OF HEAD OFFICE The Company shall have its head office in Toshima-ku, Tokyo, Japan.	ARTICLE 3. LOCATION OF HEAD OFFICE The Company shall have its head office in Minato-ku, Tokyo, Japan.

Third Item: To elect one Director of the Company due to the resignation of Mr. Vigil

The Company proposes the following candidate for Director:

Salman Ullah	January 15, 1964	1993年2月	Mckinsey & Co. Engagement Manager
		1997年5月	Microsoft Corp. Senior Director of Corporate Development
		2001年5月	Director of our company
		2002年7月	Microsoft Corp. General Manager of Corporate Strategy

２００３年５月１日

株主各位

東京都豊島区東池袋４－４１－２４
株式会社ジュピターテレコム
代表取締役社長　森泉　知行

臨時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。

さて、弊社臨時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。

なお、当日ご出席願えない場合は、書面により議決権の行使をすることができます。後記参考書類をご検討いただき、同封の議決権行使書に賛否のご表示を賜りご捺印又はご署名のうえ、株主総会開催の前日までに当社に到着するようご返送くださいますようお願い申し上げます。

敬　具

記

１．日　時：　２００３年５月１６日（金）　午前９時００分

２．場　所：　東京都豊島区東池袋四丁目４１番２４号　当社本店会議室

３．会議の目的事項：

《決議事項》

第１号議案　監査役小林孔次辞任に伴い監査役１名選任の件

以　上

◎お願い　当日ご出席の際は、お手数ながら同封の議決権行使書面を会場受付へご提出くださいますようお願い申し上げます。

議決権行使についての参考書類

1. 総株主の議決権の数 3, 934, 285 個

2. 議案及び参考事項

第 1 号議案 監査役小林孔次辞任に伴い監査役 1 名選任の件

本総会終結の時をもって監査役小林孔次辞任のため、監査役 1 名を選任する。監査役候補者は次のとおり。なお、本議案の提出については、監査役会の同意済み。

Candidates for Auditors

氏名	生年月日	略歴	
松本 征夫 Ikuo Matsumoto	1944年6月10日	1967年 4月 1991年 4月 1996年10月 1998年12月 2000年 2月	住友商事㈱入社 同社 衛星通信事業室参事 ㈱サテライト ジャパン 同社 映像メディア事業部参事 (シンガポール駐在) JAPAN ENTERTAINMENT TELEVISION PTE. LTD. 同社 情報通信第二事業部参事 ㈱インタラクティブソリューションズ 兼 エンゲージテクノ ロジーズジャパン㈱ 同社 ケーブルテレビ・衛星事業部参事 ㈱ジュピターテレコム 財務企画部 (現資金部) 部長 (現任)

(Translation)

April 2, 2003

To: Shareholders of
Jupiter Telecommunications Co., Ltd.

Notice of Convocation of Extraordinary Meeting of Shareholders

Dear Sirs,

We are pleased to invite you to attend out Extraordinary Meeting of Shareholders, as scheduled below. Should you be unable to attend this meeting, you can exercise the voting rights in writing. In such case, please review the attached Reference Materials, and return to us the enclosed Form of Exercise of Voting Rights, after indicating indicate Yes or No to the Proposal and affixing your seal or signature, no later than the day immediately preceding the below-mentioned date of the Extraordinary Meeting of Shareholders.

Extraordinary Meeting of Shareholders

1. **Time and Date:** 9:30 a.m., Thursday, April 17, 2003
2. **Place:** Conference Room at our Head Office, located at 4-41-24 Higashi-Ikebukuro, Toshima-ku, Tokyo
3. **Agenda:**

   Matter For Resolution

   Proposal 1: *Approval of Issue of New Shares At Issue Price Specially Favorable to Purchasers (Otherwise Than Through Pro Rata Allocation to Shareholders)*

Sincerely,

Tomoyuki Moriizumi
Representative Director and CEO
Jupiter Telecommunications Co., Ltd.

Note: Please submit the enclosed Form of Exercise of Voting Rights at the reception if you attend the shareholders' meeting in person. Thank you.

Reference Materials For Exercise of Voting Rights
<u>This revised draft is subject to Jupiter review.</u>

1. Number of Voting Rights of All Shareholders: 3,934,285 voting rights

2. Proposal and Relevant Matters

Proposal 1: *Approval of Issue of New Shares At Issue Price Specially Favorable to Purchasers (Otherwise Than Through Pro Rata Allocation to Shareholders)*

(a) Reason for New Share Issue at a Preferential Price

[We borrowed Jupiter Subordinated Loans (in the total principal amounts of 150 billion yen) from the three principal shareholders, including Sumitomo Corporation ("<u>Sumitomo</u>"), in a principal amount of 56,889 million yen, and Liberty Media Corporation acting through one of its subsidiaries, Liberty Jupiter Finance, Inc. ("<u>Liberty Jupiter</u>"), in a principal amount of 56,889 million yen, (with Sumitomo's and Liberty Media's portions being a total of 113,778 million yen). Liberty Jupiter is in a process of transferring a portion of such subordinated loan to Liberty Japan IV, Inc. in a principal amount of 16,130,375,000 yen.][2]

It will be important for our future business growth to be able to improve our financial position through the debt-for-equity conversion currently contemplated. Upon consultation with Sumitomo and Liberty Japan IV, with reference to the current projection for our fiscal year 2003 results and the share-price-to-EBITDA ratio of similarly situated companies in the United States, it would be acceptable to both parties to convert such subordinated loans into equity at a price of Yen 43,000 per share

(b) Reason for Proposal for Voting

We believe that such issue price is reasonable and fair. There is a potential appearance, however, that such a price may be viewed as preferential to the purchasers, when the issue price is compared with the purchase price of shares in a tender offer recently carried out from February 24, 2003 through March 24, 2003, which was Yen 54,000 per share (and which, according to the 2003 tender offer registration statement, was reported to have been determined with reference to the purchaser price in a tender offer carried out in February 2002). Accordingly, out of caution and for the avoidance of possible doubt in respect of this new share issue, we hereby seek the shareholder approval for this new share issue at such price. *(For the particulars of this new share issue, please refer to the exhibit attached hereto.)*

(c) The outline of new issue for which we seek your approval is as follows:

(i) Number and Type of New Shares:	750,250 shares of common stock	
(ii) Minimum Issue Price:	Yen 43,000 per share	
(iii) Purchasers:	Sumitomo Corporation	375,125 shares
	Liberty Japan IV, Inc.	375,125 shares

<u>Provided</u>, that this new share issue will subject to (i) the registration of this new share issuance under the Securities and Exchange Law becoming effective and (ii) the completion of appraisal procedure by a court-appointed inspector with respect to the payment-in-kind for this new share issue, or issuance of a fairness certificate by attorneys with respect thereto or completion of such other procedure as required by the Commercial Code.

[1] To Elisa: can we say that the transfer is completed as of April 2, the date of the convocation notice?

[2] This first paragraph is simplified without the amount of long term borrowing as of March 31, because Jupiter cannot have such information available by April 2. To illustrate (as an introduction) the amount of long term loans, we can quote the amount of shareholder subordinated loans.

(Translation)

Exhibit

Particulars of New Share Issue

1. Number and Type of New Shares: 750,250 shares of common stock
2. Issue Price: 43,000 yen per share
3. Total Issue Price: 32,260,750,000 yen
4. Amount of Issue Price Not Counted for Stated Capital: 21,500 yen per share
5. Application Date: *[Wednesday, May 14, 2003]*
6. Payment Date: *[Thursday, May 15, 2003]*
7. Commencement of Dividend Calculation Period: January 1, 2003
8. Purchasers and Number of Shares: All new shares being issued will be allotted to and purchased by the persons named in "9. Matters concerning Payment-in-Kind" below.
9. Matters concerning Payment-in-Kind

(a) Names of Purchasers Who Make Payment-in-Kind

Sumitomo Corporation ("Sumitomo")
Liberty Japan IV, Inc. ("Liberty Japan IV")

(b) Assets to be Delivered in Payment-in-Kind and Their Value

(i) Such portion of Jupiter Subordinated Loan (total principal amount of 56,889 million yen) made by Sumitomo as of February 6, 2003 as is equivalent to the principal amount of 16,130,375,000 yen. The value of such portion of the Loan is 16,130,375,000 yen.

(ii) Such portion of Jupiter Subordinated Loan (total principal amount of 56,889 million yen) made by Liberty Jupiter Finance, Inc. as of February 6, 2003 as is equivalent to the principal amount of 16,130,375,000 yen and was transferred to Liberty Japan IV. The value of such portion of the Loan is 16,130,375,000 yen.

(c) Number and Type of New Shares Allotted to Purchasers Who Make Payment-in-Kind

375,125 shares of common stock will be allotted to each of the above mentioned purchasers, with the total new shares being 750,250 shares of common stock.

10. This new share issue will be subject to (i) the resolution to be adopted at an extraordinary meeting of shareholders scheduled for April 17, 2003, approving the issue of new shares at an issue price specially favorable to purchasers (otherwise than through pro rata allocation to shareholders); (ii) the completion of appraisal procedure by a court-appointed inspector with respect to the payment-in-kind for this new share issue, or issuance of a fairness certificate by attorneys with respect thereto or completion of such other procedure as required by the Commercial Code; and (iii) and the registration of this new share issuance under the Securities and Exchange Law becoming effective. Please note that, depending upon the timing of completion of such procedures, the payment date for this new share issue may be changed pursuant to the board resolution.

(Translation)

[Form of Exercise of Voting Rights to be attached]

(Translation) May 1, 2003

Sumitomo Corporation
Liberty Japan, Inc.
Microsoft Holdings V Inc.
Nikko Citi Trust and Banking Corporation
Liberty Jupiter, Inc.
Liberty Jupiter II, Inc.
Mitsui & Co., Ltd.
Matsushita Electric Industrial Co., Ltd.
Mr. Lee A. Daniels

Notice of Convocation of Extraordinary Shareholders Meeting

Dear Sirs,

We are pleased to invite you to attend the Extraordinary Shareholders Meeting which will be held as written below. Should you be unable to attend this meeting, you can exercise the voting rights in writing. In such case, please review the attached Reference Materials, and return to us the enclosed Form of Exercise of Voting Rights, after indicating indicate Yes or No to the Proposal and affixing your seal or signature, no later than the day immediately preceding the below-mentioned date of the Extraordinary Shareholders Meeting.

1.Date : at 9:00 a.m. on May 16 (Friday), 2003

2.Place : at the Company's conference room,4-41-24 Higashi-Ikebukuro Center-Bldg., Higashi-Ikebukuro, Toshima-ku, Tokyo

3.Agenda:

Matters to be resolved:

First Item : Election of 1 Auditor

Sincerely,

Tomoyuki Moriizumi
Representative Director and CEO
Jupiter Telecommunications Co., Ltd.

Note: Please submit the enclosed Form of Exercise of Voting Rights at the reception if you attend the shareholders' meeting in person. Thank you.

Reference Materials For Exercise of Voting Rights

Election of 1 Auditor

Candidates for Auditors

氏名	生年月日	略歴
松木　征夫 Ikuo Matsumoto	1944年6月10日	1967年 4月　住友商事㈱入社 1991年 4月　同社 衛星通信事業室参事 ㈱サテライト ジャパン 1996年10月　同社 映像メディア事業部参事（シンガポール駐在） JAPAN ENTERTAINMENT TELEVISION PTE. LTD. 1998年12月　同社 情報通信第二事業部参事 ㈱インタラクティブソリューションズ 兼 エンゲージテクノロジーズジャパン㈱ 2000年 2月　同社 ケーブルテレビ事業部参事 ㈱ジュピターテレコム 財務企画部（現資金部）部長（現任）

[Form of Exercise of Voting Rights to be attached]

2003年4月2日

株主各位

東京都豊島区東池袋4－41－24
株式会社ジュピターテレコム
代表取締役社長　森泉　知行

臨時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。

さて、弊社臨時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。

なお、当日ご出席願えない場合は、書面により議決権の行使をすることができます。後記参考書類をご検討いただき、同封の議決権行使書に賛否のご表示を賜りご捺印又はご署名のうえ、株主総会開催の前日までに当社に到着するようご返送くださいますようお願い申し上げます。

敬　具

記

1．日　時：　2003年4月17日（木）　午前9時30分

2．場　所：　東京都豊島区東池袋四丁目41番24号　当社本店会議室

3．会議の目的事項：

《決議事項》

第1号議案　株主以外の者に対する特に有利な発行価額による新株式発行承認の件

以　上

◎お願い　当日ご出席の際は、お手数ながら同封の議決権行使書面を会場受付へご提出くださいますようお願い申し上げます。

議決権行使についての参考書類

1. 総株主の議決権の数 3,934,285 個

2. 議案及び参考事項

第 1 号議案 株主以外の者に対する特に有利な発行価額による新株式発行承認の件

(1) 特に有利な発行価額をもって新株を発行する理由

当社は、住友商事株式会社（以下「住友商事」）及びリバティ・メディアの子会社である Liberty Jupiter Finance, Inc. （以下「リバティ・ジュピター」）からの株主劣後融資（元本額各 568 億 89 百万円、元本額の合計 1,137 億 78 百万円）の劣後借入れを含む主要 3 株主からの劣後借入れを元本額の合計 1,500 億円を実施し、平成 15 年 3 月末現在での主要株主からの長期借入金は合計 1,820 億円となっております（なお、リバティ・ジュピターは債権の一部（16,130,375,000 円）をリバティ・ジャパン IV インク（以下「リバティ・ジャパン IV」）に譲渡手続中）。

今般住友商事及びリバティ・ジャパン IV からの上記劣後借入れを株式化することにより財務体質の強化を図ることは、当社の今後の事業展開にとって重要な意味を持っております。そこで両社と協議しました結果、平成 15 年度の当社の事業見通しを踏まえ、また米国における類似事業者の株価水準を考慮して、1 株当たり 43,000 円の発行価額にて債務の株式化をお引受いただけることになりました。

(2) 提案の理由

当社としてはかかる発行価額は適正であり、合理性があると考えておりますが、他方、本年 2 月 24 日から 3 月 24 日に実施されました当社株式の公開買付けにおける買付け価格が 1 株当たり 54,000 円（公開買付け届出書の記載によれば、平成 14 年 2 月の買付け価格を参考として決定された）でありましたことから、単純に価格だけを比較した場合、上記発行価額での新株式発行は外見上特に有利な発行価額による新株式の発行とみられる余地もありえることに鑑み、今回の新株式発行（新株発行の概要は別紙をご参照ください。）に関して慎重を期し、疑義を残さないように、株主の皆様のご承認をお願いする次第であります。

(3) 株主総会での承認を求める新株式の発行要領は次のとおりであります。

新株式発行要領

① 新株式の種類及び数	普通株式 750,250 株	
② 最低発行価額	1 株につき 金 43,000 円	
③ 割当先	住友商事株式会社	375,125 株
	Liberty Japan IV, Inc.	375,125 株

なお、本新株発行は、証券取引法上の届出の効力発生を条件とするとともに、現物出資による新株式発行につき、裁判所の選任にかかる検査役による調査手続の完了又は弁護士等の証明書その他の商法上必要とされる手続の完了を条件とします。

(別　紙)

新株発行の概要

1. 発行する新株の種類及び数	普通株式 750,250 株
2. 新株の発行価額	1株につき 金 43,000 円
3. 発行価額の総額	金 32,260,750,000 円
4. 発行価額中資本に組入れない額	1株につき 21,500 円
5. 申込期日	平成 15 年 5 月 14 日（水曜日）
6. 払込期日	平成 15 年 5 月 15 日（木曜日）
7. 配当起算日	平成 15 年 1 月 1 日
8. 割当先及び割当株式数	下記「9. 現物出資に関する事項」に記載する現物出資者に対して、発行する新株式全部を割り当てる。

9. 現物出資に関する事項

①現物出資をする者の氏名

（1）住友商事株式会社（以下「住友商事」）

（2）Liberty Japan IV, Inc.（以下「リバティ・ジャパン IV」）

②出資の目的たる財産及びその価格

（1）平成 15 年 2 月 6 日に住友商事が当社に対して実行した貸付けである Jupiter Subordinated Loan（元本額 568 億 89 百万円）のうち、その一部である元本金 16,130,375,000 円相当分
その価格は 16,130,375,000 円

（2）平成 15 年 2 月 6 日に Liberty Jupiter Finance, Inc. が当社に対して実行した貸付けである Jupiter Subordinated Loan（元本額 568 億 89 百万円）のうち、その後リバティ・ジャパン IV に譲渡された元本金 16,130,375,000 円相当分
その価格は 16,130,375,000 円

現物出資の目的たる財産の価格の合計　　金 32,260,750,000 円

③現物出資者に対して与える新株式の種類及び数

上記各現物出資者に対して、それぞれ普通株式 375,125 株（合計　普通株式 750,250 株）を与える。

10. 本新株発行は、平成 15 年 4 月 17 日開催予定の臨時株主総会において、株主以外の者に対して特に有利な発行価額をもって新株を発行することの承認が得られること、並びに現物出資による新株発行につき裁判所の選任にかかる検査役の調査手続の完了又は弁護士の証明書その他の商法上必要とされる手続の完了、及び証券取引法による届出の効力発生を条件とする。なお、これらの手続完了の時期により、取締役会決議により払込期日を変更することがある。

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成15年９月26日
【中間会計期間】	第10期中(自　平成15年１月１日　至　平成15年６月30日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【縦覧に供する場所】	該当事項はありません。

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第8期上半期	第9期上半期	第10期上半期	第8期	第9期
会計期間		自 平成13年1月1日 至 平成13年6月30日	自 平成14年1月1日 至 平成14年6月30日	自 平成15年1月1日 至 平成15年6月30日	自 平成13年1月1日 至 平成13年12月31日	自 平成14年1月1日 至 平成14年12月31日
売上高	(千円)	41,318,067	59,235,541	72,159,775	92,206,714	125,501,750
経常利益(又は損失△)	(千円)	△11,115,049	△5,999,878	105,590	△23,589,166	△10,839,005
中間(当期)純損失	(千円)	10,489,273	6,004,815	644,241	23,445,406	11,088,569
純資産額	(千円)	△19,200,979	△38,162,847	△11,629,269	△32,157,112	△43,245,681
総資産額	(千円)	202,874,332	247,558,366	258,556,682	229,993,780	255,605,684
1株当たり純資産額	(円)	△4,880.42	△9,700.07	△2,482.48	△8,173.56	△10,992.00
1株当たり中間(当期)純損失	(円)	2,666.12	1,526.28	156.18	5,959.25	2,818.45
潜在株式調整後1株当たり中間(当期)純利益	(円)	―	―	―	―	―
自己資本比率	(%)	△9.46	△15.42	△4.50	△13.98	△16.91
営業活動によるキャッシュ・フロー	(千円)	△4,286,616	4,253,921	15,580,233	545,421	15,043,471
投資活動によるキャッシュ・フロー	(千円)	△35,112,118	△32,687,846	△17,921,403	△66,796,090	△56,666,938
財務活動によるキャッシュ・フロー	(千円)	41,042,707	29,612,549	3,013,547	71,328,141	40,559,815
現金及び現金同等物の中間期末(期末)残高	(千円)	5,319,215	9,931,338	8,361,439	8,752,714	7,689,062
従業員数	(名)	2,123 (2,289)	2,247 (3,251)	2,713 (3,438)	2,108 (2,560)	2,360 (2,973)

(注) 1 売上高には消費税等は含まれておりません。

2 第10期上半期より、1株当たり純資産額、1株当たり中間(当期)純損失金額及び潜在株式調整後1株当たり中間(当期)純利益金額の算定に当たっては、「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。

3 第8期上半期、第9期上半期、第10期上半期及び第8期、第9期の潜在株式調整後1株当たり中間(当期)純利益については、中間(当期)純損失を計上しているため、記載しておりません。

4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

(2) 提出会社の経営指標等

回次		第８期上半期	第９期上半期	第10期上半期	第８期	第９期
会計期間		自 平成13年1月1日 至 平成13年6月30日	自 平成14年1月1日 至 平成14年6月30日	自 平成15年1月1日 至 平成15年6月30日	自 平成13年1月1日 至 平成13年12月31日	自 平成14年1月1日 至 平成14年12月31日
売上高	(千円)	21,489,346	30,044,169	23,417,499	50,294,647	57,058,603
経常利益(又は損失△)	(千円)	△219,303	190,382	186,631	162,505	253,940
中間(当期)純利益(又は損失△)	(千円)	△370,619	63,393	281,182	△4,999,230	129,149
資本金	(千円)	47,002,622	47,002,622	63,132,997	47,002,622	47,002,622
発行済株式総数	(株)	3,934,285	3,934,285	4,684,535.74	3,934,285	3,934,285
純資産額	(千円)	37,573,346	33,008,128	65,615,817	32,944,735	33,073,884
総資産額	(千円)	195,480,190	259,159,545	226,156,468	232,900,078	272,159,537
１株当たり純資産額	(円)	9,550.23	8,389.87	14,006.90	8,373.75	8,406.57
１株当たり中間(当期)純利益（又は損失△)	(円)	△94.20	17.19	68.17	△1,270.68	32.82
潜在株式調整後１株当たり中間(当期)純利益	(円)	―	―	―	―	―
１株当たり中間(年間)配当額	(円)	―	―	―	―	―
自己資本比率	(%)	19.22	12.74	29.01	14.15	12.15
従業員数	(名)	330(62)	360(368)	464(307)	351(60)	363(387)

(注) 1　売上高には消費税等は含まれておりません。
2　第８期上半期及び第８期の潜在株式調整後１株当たり中間(当期)純利益については、中間(当期)純損失を計上しているため、記載しておりません。
3　第10期上半期より、１株当たり純資産額、１株当たり中間(当期)純利益(又は損失)金額及び潜在株式調整後１株当たり中間(当期)純利益金額の算定に当たっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。
4　第９期上半期、第10期上半期及び第９期の潜在株式調整後１株当たり中間(当期)純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。
5　従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

2 【事業の内容】

当中間連結会計期間において、当社グループ(当社及び当社の連結子会社)が営む事業の内容について、重要な変更はありません。

平成15年6月30日現在の、各傘下局毎のケーブルテレビ、電話、高速インターネット接続サービスのホームパス世帯数(ケーブルテレビ、電話、高速インターネット回線を敷設した地域の中で接続可能な一戸建て及び集合住宅における世帯数)、加入世帯数及び加入率(%、加入世帯数÷ホームパス世帯数)は次の通りです。

(当社グループ局加入世帯数) (平成15年6月30日現在)

グループ局名	ケーブルテレビ			電話			高速インターネット接続		
	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2
運営局(連結子会社)									
㈱ジェイコム東京	739,500	203,100	27.5	739,500	111,500	15.1	739,500	77,600	10.5
㈱木更津ケーブルテレビ	72,100	26,100	36.2	-	-	-	72,100	8,400	11.7
㈱ジェイコム群馬	115,700	16,000	13.8	-	-	-	115,700	7,800	6.7
㈱ケーブルビジョン二十一	171,100	38,100	22.3	82,400	6,300	7.6	171,100	11,000	6.4
福岡ケーブルネットワーク㈱	395,300	80,700	20.4	172,600	13,900	8.1	395,300	25,200	6.4
㈱ジェイコム北九州	244,000	55,400	22.7	124,500	9,800	7.9	244,000	15,600	6.4
北摂ケーブルネット㈱	175,200	43,100	24.6	83,900	8,100	9.7	175,200	21,300	12.2
土浦ケーブルテレビ㈱	102,500	35,100	34.2	-	-	-	101,200	11,700	11.6
浦和ケーブル・テレビ・ネットワーク㈱	200,600	57,000	28.4	89,000	6,900	7.8	200,500	22,700	11.3
㈱ケーブルネット下関	67,200	21,300	31.7	30,600	3,800	12.4	67,200	6,300	9.4
㈱ジェイコム関西	1,275,800	288,900	22.6	823,700	88,000	10.7	1,275,700	115,900	9.1
㈱ジェイコム湘南	410,000	152,000	37.1	218,100	26,900	12.3	410,000	39,500	9.6
㈱ケーブルネット神戸芦屋	231,600	57,700	24.9	98,400	7,500	7.6	231,600	21,800	9.4
㈱メディアさいたま	251,700	56,500	22.4	115,200	7,800	6.8	251,700	25,000	9.9
㈱ケーブルネットワークやちよ	42,000	15,700	37.4	22,600	2,100	9.3	42,000	4,600	11.0
㈱スーパーネットワークユー	58,100	18,200	31.3	29,000	1,900	6.6	58,100	6,500	11.2
㈱ジェイコム関東	1,007,200	218,100	21.7	989,700	151,900	15.3	1,007,200	126,600	12.6
㈱ジェイコム札幌	332,200	70,700	21.3	-	-	-	293,200	13,900	4.7
運営局(連結子会社)計	5,891,800	1,453,700	24.7	3,619,200	446,400	12.3	5,851,300	561,400	9.6
運営局(その他)									
調布ケーブルテレビジョン㈱	122,100	22,000	18.0	-	-	-	122,100	6,000	4.9
運営局(その他)計	122,100	22,000	18.0	-	-	-	122,100	6,000	4.9
運営局 計	6,013,900	1,475,700	24.5	3,619,200	446,400	12.3	5,973,400	567,400	9.5
(非運営局)									
㈱ケーブルテレビ神戸	171,600	32,600	19.0	-	-	-	171,600	11,800	6.9
関西ケーブルネット㈱ (注)1	605,800	146,700	24.2	-	-	-	605,800	54,400	9.0
阪神シティケーブル㈱	448,000	59,200	13.2	-	-	-	448,000	28,000	6.2
グリーンシティケーブルテレビ㈱	124,000	16,600	13.4	-	-	-	124,000	9,000	7.3
非運営局 計	1,349,400	255,100	19.0	-	-	-	1,349,400	103,200	7.6
合計	7,363,300	1,730,800	23.5	3,619,200	446,400	12.3	7,322,800	670,600	9.2

(注) 1　関西ケーブルネット㈱には、同社傘下の吹田ケーブルテレビジョン㈱、豊中コミュニティケーブルテレビ㈱、高槻ケーブルネットワーク㈱、池田マルチメディア㈱、東大阪ケーブルテレビ㈱、守口・門真ケーブルテレビ㈱の6社を合算計上しております。

2　加入率(%) ＝ $\frac{\text{加入世帯数}}{\text{ホームパス世帯数}} \times 100$

3　各サービスの加入世帯数は、当該サービス以外のサービスにも加入している世帯を含めております。

3 【関係会社の状況】

当中間連結会計期間において、重要な関係会社の異動はありません。

4 【従業員の状況】

(1) 連結会社の状況

(平成15年6月30日現在)

従業員数(名)	2,713

(注) 1 従業員数は就業人員であります。

2 上記の他、臨時従業員数は平均3,438名であります。

3 従業員数の増加は主としてカスタマーセンターの拡充によるものです。

(2) 提出会社の状況

(平成15年6月30日現在)

従業員数(名)	464

(注) 1 従業員数には関係会社へ出向中の従業員1,540名、臨時従業員平均307名を含めず、社外からの出向者42名を含めております。

2 従業員数の増加は主としてカスタマーセンターの拡充によるものです。

(3) 労働組合の状況

当社内に労働組合は結成されておりませんが、労使関係は円満に推移しております。

第２ 【事業の状況】

１ 【業績等の概要】

(1) 業績

当中間連結会計期間のわが国経済は、イラクをめぐる緊迫した情勢とその後の戦争、に加え、重症性呼吸器症候群(SARS)による経済活動の一時的な停滞という懸念要因が発生し、世界経済への先行き不透明感が広がったこともあり、引き続き力強さを欠いたものになりました。経営不安のある金融機関の3月決算発表をひかえて株価が急落、日経平均は4月28日の終値で7,607円88銭と、1982年11月以来の安値をつけるに至りました。5月17日、イラク戦争も一応終結し、また政府は一部大手銀行に対する資金供給を決定しました。投資家の懸念も一部緩和され、海外投資家主導による日本株買いの動きが強まり、6月中旬には日経平均は9,000円台を回復しました。好業績の決算発表を行っている会社数が増えつつある印象や、久々の夏季賞与の増額ニュースなど明るい材料はいくつか見られるものの、全体としては一進一退の景況が続いております。

多チャンネル放送事業では、ワールドカップ・サッカーが日韓で開催された昨年と比べ、注目度の高いイベントが不足したことなどにより、新規加入者獲得は低迷いたしました。地上デジタル放送が12月から、東京、名古屋、大阪地区で段階的に開始される予定であるものの、既存アナログ放送との明確な差別化が見られない中で、大きなモーメンタムを形成するには至っていません。

このような中で、スカイパーフェクTVがNTTのFTTHを利用したMDU向けの多チャンネル放送会社オプティキャストによる本年12月の放送開始の発表、ヤフーBBによるADSLを使用した多チャンネル放送開始等、多チャンネル市場への新たな競争が始まっております。

電気通信業界においては、ADSL、ケーブルモデム、FTTH等による高速インターネット接続が、5月末には1,000万世帯の大台突破するなど、ブロードバンド化への流れは加速しました。とりわけADSLは価格・接続速度競争に加え、激しい販促キャンペーンにより、6月末の加入世帯数が、前年比2.5倍となる8,257千世帯に達しました。一方、ケーブルインターネット接続は、同期間に、37％増となる2,224千世帯に、FTTHも7万世帯足らずだったものが、458千世帯を超え、本格的な普及が始まっています。また、引き続き高速インターネットへの付加的サービスとしてのIP電話利用も拡大しています。

こうした環境にのもと、当社グループは積極的な対応すべく展開してまいりました。

ケーブルテレビサービス事業においては、全体の加入率が約25％となり、運営局の一部には加入率が40％を超す局も現れました。加入率の浸透と多チャンネルサービスの競争激化の中で新たなマーケティング手法が求められています。当社は営業担当員の商品知識の強化、顧客サービス重視の徹底等、一層のトレーニングを行いました。5月末にはさいたま市において、コミュニティチャンネルを利用して、ケーブルテレビの未加入者にCS人気番組の無料視聴によるキャンペーンの実施、或いは、スターチャンネルとのタイアップによる割安な有料「スタームービーセット」サービスの提供等、新たなマーケテイングを展開いたしました。多チャンネルテレビの魅力を未加入世帯にアピールする目的で、5月31日、㈱メディア埼玉と浦和ケーブル・テレビ・ネットワーク㈱で約13時間、通常は地域情報などを放送しているコミュニティチャンネルでCS放送の人気チャンネルを無料で放送し、加入獲得に効果をもたらしました。同様な無料放送は8月に全国規模に拡大

して実施いたしました。

電話事業は、当連結会計期間において、新たに電話サービスを開始した運営局はありませんが、平成15年6月末現在、ホームパス世帯数を3,619千世帯へと前年同期比で981千世帯拡大し、加入世帯数も446千世帯へと78.4%増加いたしました。

高速インターネット接続サービスに事業においては、他のプロバイダーとの差別化を図りコンテンツの充実・システムの安定に努めました。また、各地で無料インターネット教室の開催などにより地域に密着した顧客層の開拓を行いました。 7月29日、下り最大30Mbps、上り最大2Mbpsの仕様を有するDOCSIS機器を利用した高速インターネット接続サービス「J-COM Net プレミア」を9月1日からジェイコムブロードバンド東京を皮切に開始提供することを発表しました。

当中間連結会計期間の売上高は、前年同期に比較して 21.8%増加の72,160百万円となりました。各サービスにおける加入者数の増加 ならびに大部分の局におけるケーブルテレビベーシック料金の改訂によるものであります。この間高速インターネット接続サービス並びに電話サービスにつきましては一顧客一月当たりの収入が若干低下しております。

売上総利益は、売上原価の伸びを低く抑えることが出来たため、前年同期比40%増加しました。また販売費及び一般管理費は概ね前年同期並であったため 営業利益は前年同期比7,858百万円の大幅な改善となり3,214百万円の黒字に転換致しました。

営業外損益では、本年2月に締結したシンジケートローンの借入に伴う純金利負担が前年同期に比較して93.4%増加の2,848百万円となりました。しかしながら、経常利益は前年同期と比較して 6,105百万円改善し106百万円の利益を計上致しました。

中間純損益につきましては、ジェイコム札幌における貸倒引当金の繰入、当期純損益が黒字に転じて来た連結対象会社の増加に伴う少数株主持分利益の計上に因り 644百万円の損失となりました。即ち 前年同期に比較して5,361百万円 損失額が縮小致しました。

資金調達に関しましては、本年1月、内外の主要銀行との間で総額1,400億円のシニアシンジケートローン契約を締結、2月12日にかかる融資枠に基づく借り入れを実行しました。これに先立ち、当社の主要株主であるリバティメディアグループ、住友商事株式会社、マイクロソフト社との間で、総額1,500億円及び320億円の劣後借り入れ契約も締結し、全額借り入れを実行しました。今回の資金調達は当社グループのこれまでの成長とその将来性が金融機関から高く評価されたことにより実現したもので、これにより、一層自立的な長期安定資金が確保されました。

4月17日に開催された株主総会では、資本の充実をはかるために、リバティメディアグループ、住友商事株式会社からの劣後融資の一部を株式に転換するために、第三者割当による新株発行増資を決定し、5月15日に払込が完了いたしました。増資後の資本金は631億円、資本準備金が178億円となりました。

3月27日に開催された定時株主総会後の取締役会において新たに、代表取締役社長 最高経営責任者(CEO)として森泉知行、取締役副社長に吉田幸弘が選任され、就任いたしました。

当中間連結会計期間において、あらたに、当社グループに加わった連結対象となる運営局はありません。

当社が提供しております各サービスの運営局における概況は、以下の通りであります。

○ケーブルテレビサービス

前述の営業努力の結果、平成15年6月末現在、ケーブルテレビの加入者数はホームパス世帯6,014千世帯(調布を除く連結子会社のみでは5,892千世帯)に対して1,476千世帯(前年同期比約12%増ー調布を除く連結子会社のみでは1,454千世帯ー前年同期比約10%増)となりました。うち、BSデジタル放送加入者数が24千世帯となっています。

○電話サービス

電話サービスのホームパスは、6月末には3,619千世帯へと拡大し、サービス・エリアの拡大、営業努力の結果、加入者数は446千世帯(対前年同期比約78%増)に増加いたしました。

○高速インターネット接続サービス

高速インターネット接続サービスのホームパスは6月末時点で5,973千世帯(調布を除く連結子会社のみでは5,851千世帯)となり、加入者数は567千世帯(対前年同期比約35%増ー調布を除く連結子会社のみでは561千世帯対前年同期比約34%増)となりました。

(2) キャッシュ・フローの状況

当中間連結会計期間末における連結ベースの現金及び現金同等物(以下「資金」という)は、対前年同期末比1,570百万円減少致しました。主要な設備投資が一段落し、新たな借り入れによる資金調達額が大幅に減少したためであります。

(営業活動によるキャッシュ・フロー)

営業活動によるキャッシュ・フローは、税金等調整前中間純利益が、前年同期に比較して6,354百万円増加し、また減価償却費が同じく1,852百万円増加したこと、ジェイコム関東の加入者売掛金の入金が早まったこと等の要因により、前年同期比11,326百万円増加の15,580百万円となりました。

(投資活動によるキャッシュ・フロー)

投資活動によるキャッシュ・フローは主として連結対象会社における幹線敷設工事やアップグレード工事、電話サービスなどの新たなサービスの為の主要設備投資が一段落したこと、また加入者設備接続工事件数が前年同期を下廻っていること等の理由により 前年同期に比較して 14,766百万円少ない17,921百万円の支出となりました。

(財務活動によるキャッシュ・フロー)

本年1月に締結のシンジケート銀行団との契約に基づき、シンジケートに参加する連結対象会社の融資実行日時点に於ける既存の借入金は、原則として日本政策投資銀行からの借入金を除いて全て返済し、シンジケート団からの借入金ならびに当社の主要株主であるリバティメディアグループ、住友商事株式会社 及びマ

イクロソフト社からの長期劣後借入金に切り替えました。その後 5月中旬、リバティメディアグループ及び住友商事株式会社からの長期劣後借入金の一部 32,261百万円を資本金及び資本剰余金に転換しました。しかしながら、当中間連結決算期においては、大きな追加資金の需要がなかったため 財務活動によるキャッシュ・フローは前年同期に比べ 26,599百万円少ない3,014百万円のキャッシュインとなりました。

以上により、当中間連結会計期間末の資金は 8,361百万円となりました。

2 【販売の状況】

当中間連結会計期間の販売実績は次のとおりであります。

区分	金額(千円)	前年同期比(%)
利用料収入等(注) 3	63,452,217	130.4
その他の収入(注) 4	8,707,558	82.3
合計	72,159,775	121.8

(注) 1 金額には、消費税等は含まれておりません。

2 主な相手先別の販売実績については総販売実績に対する割合が10%以上の相手先はありませんので記載を省略しております。

3 利用料収入等の主な内訳は、加入者利用料収入62,458,946千円であります。

4 その他の収入の主な内訳は、設備工事負担金収入783,673千円、引込線工事収入1,556,321千円、電波障害維持管理収入1,064,953千円、電話工事収入707,666千円、インターネット工事収入727,457千円であります。

3 【対処すべき課題】

当社グループの重要課題の一つは、引き続き、加入世帯数の更なる拡大にあります。このためには、各サービスの加入率（ホームパスに対する加入世帯数の割合）を高めることが肝要と考えています。加入率を高めることで競争力を強化し、投資効率の高いオペレーションが可能になると考えています。

主力サービスであるケーブルテレビの加入率をさらに高めるためには、良質のコンテンツ提供が不可欠であり、番組提供会社との協力関係を強化しつつ、これを実現したいと考えております。

地上波デジタル放送、デジタル双方向サービスについては、2004年前半を目処に、関東エリアと関西エリアの全J-COM Broadband局（14社）において地上デジタル放送の再送信サービス等を開始することを決定いたしました。VODにつきましても2004年春頃より商業テストに取り掛かる計画です。

また、生産性・効率性追求の観点から、コールセンター機能の充実・強化を図っており、コールセンターを通じた加入獲得にも注力してまいります。

資金面では、シンジケートローン方式による借入を実現しましたが、更に、株式市場が回復次第、株式上場の実現に積極的に取り組む所存であります。

4 【経営上の重要な契約等】

(1) MSO契約

契約の名称	相手先名	契約内容	契約期間
「基本契約書」及び「覚書」	当社運営局(注)	当社による当社運営局に対する経営・業務協力	相手先毎に異なりますが、通常10年であり、契約満了の30日前までに見直しの申し入れがない限り、更に1年毎に延長されます。

(注) ㈱ジェイコム東京、㈱ジェイコム関西、㈱ジェイコム関東、㈱ジェイコム札幌他15局

当社は当社運営局に対しMSO契約に基づき、以下の経営、運営指導サービスを提供しています。

- 事業計画と予算作成の支援や指導を含む全ての営業と管理サービス
- 番組の選定と調達
- 総合研修や支援を含むセールスとマーケティング・プログラム
- 一元化した包括的な顧客管理サービス(カスタマーサービス、課金・代金回収システムの構築を含む)
- ネットワークのデザイン・建設・保守の支援などを含む専門技術
- ネットワーク機器や建設資材の仕様や調達に対する支援
- 標準化された会計・財務システムの整備及び統合運営
- 人事・総務に関わる体制の整備及び運営管理の支援

さらに、各運営局の社長を当社から派遣しております（調布ケーブルテレビジョン㈱を除く）。各運営局の取締役及び上級職員は毎月、当社の取締役と定例会議を開き財務、業績、営業、マーケティングに関し打合わせています。

当社運営局はJ-COM Broadbandブランドの下でサービスを提供し、上記経営、運営指導等サービスの対価として、当社に毎月加入接続世帯数に応じた手数料並びに機材調達に関する手数料の支払いを行います。当社の上記サービスにより顧客獲得等当社運営局の業績を向上させることができると考えています。

(2) 番組供給契約

契約の名称	相手先名	契約内容	契約期間
「有線テレビジョン放送番組供給契約書」等	番組供給事業者(注)	当社傘下局に対する衛星を経由した番組供給	相手先毎に異なりますが、通常1年であり、契約満了の3ヶ月以上前に他の当事者に対する書面による本契約の変更あるいは解約の通知がない限り、更に1年間延長されます。

(注) ㈱ケーブル・ソフト・ネットワーク、ジュピターゴルフネットワーク㈱他39社

(3) 相互接続協定

契約の名称	相手先名	契約内容	契約期間
「相互接続協定書」等	電気通信事業者(注)	電気通信事業法に基づく、当社傘下局と他の電気通信事業者との相互接続	相手先毎に異なりますが、通常特に定めておらず、解除の場合は一定の期間前までに相手方に書面で通知することとなっています。

(注) 東日本電信電話㈱、西日本電信電話㈱等、合計50社

上記のほか、電話サービスを開始した当社傘下局間でも相互接続協定を締結しています。

5 【研究開発活動】

該当事項はありません。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

2 【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末において計画中であった重要な設備の新設、拡充、改修、除却、売却等について、重要な変更はありません。

当中間連結会計期間において、前連結会計年度末において計画中であった重要な設備の新設、拡充、改修、除却、売却等のうち、完了したものはありません。

当中間連結会計期間において、新たに重要な設備の新設、拡充、改修、除却、売却等の計画は確定しておりません。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
計	15,000,000

②【発行済株式】

種類	中間会計期間末現在発行数(株)(平成15年６月30日)	提出日現在発行数(株)(平成15年９月26日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	4,684,535.74	4,684,535.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式
計	4,684,535.74	4,684,535.74	―	―

(2)【新株予約権等の状況】

①　新株予約権

平成14年７月８日開催の臨時株主総会決議によるもの

	中間会計期間末現在(平成15年６月30日)	提出日の前月末現在(平成15年８月31日)
新株予約権の数(個)	4,851	4,838
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	29,106 (新株予約権１個当たりの目的となる株式の数　６株)	29,028 (新株予約権１個当たりの目的となる株式の数　６株)
新株予約権の行使時の払込金額	新株予約権１個につき 552,000円	同左
新株予約権の行使期間	自　平成14年９月12日 至　平成24年８月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　92,000円 資本組入額　46,000円	同左
新株予約権の行使の条件	※	※
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※　新株予約権行使の条件

1　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という。)に限り、新株予約権を行使することができます。

2　新株予約権は、下記６の場合を除き、割当対象者に限り行使することができます。

3　割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成15年９月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に１個に満たない端数がある場合には、１個に切り上げた数とします。

(ア)平成15年9月12日から平成16年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができます。
(イ)平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができます。
(ウ)平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができます。
(エ)平成18年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4　割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記3及び4の定めにかかわらず、下記8記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記8記載の「新株予約権割当契約」に定めるところによるものとします。

7　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8　上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年6月18日開催の当社取締役会議及び平成14年7月8日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

② 商法等の一部を改正する法律（平成13年法律第128号）による改正前の商法（以下「旧商法」という。）第280条ノ19の規定に基づくストックオプションの内容等は次のとおりであります。

平成１２年８月２３日開催の臨時株主総会決議によるもの

	中間会計期間末現在 （平成15年６月30日）	提出日の前月末現在 （平成15年８月31日）
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	2,088	同左
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成12年９月11日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※　新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者(但し、非管理職を除く。)は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には１株に切り上げた数とします。

(ア)平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

(イ)平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

(ウ)平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

(エ)平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　新株引受権付与後、被付与者が、当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には、上記３及び４の定めに拘らず、下記７記載の「新株引受権付与契約」の定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

6　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記７記載の「新株引受権付与契約」に定めるところによるものとします。

7　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他新株引受権の行使の条件及び細目については、平成12年８月23日開催の当社臨時株主総会決議及び同日開催の当社取締役会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

8　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、または株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し、被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

平成１３年５月１日開催の臨時株主総会決議によるもの

	中間会計期間末現在 (平成15年６月30日)	提出日の前月末現在 (平成15年８月31日)
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	126,382	125,962
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成13年９月12日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※　新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という)に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者(但し、非管理職を除く。)は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には１株に切り上げた数とします。

(ア)平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

(イ)平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

(ウ)平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

(エ)平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　上記３及び４の定めに拘らず、被付与者のうち、新株引受権付与時点において、当社又は当社のグループ事業会社の役員若しくは従業員の地位を退任若しくは退職している認定支援者で当社が特に指定した者については、会社の新規株式公開の日又は平成13年９月12のいずれか後に到来する日から２年間に限り、付与された新株引受権の全部又は一部を行使することができます。

6　新株引受権付与後、被付与者が、当社又は当社のグループ会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が招じた場合には、上記３及び４の定めに拘らず、下記８記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

7　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記８記載の「新株引受権付与契約」に定めるところによるものとします。

8　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他新株引受権の行使の条件及び細目については、平成13年４月27日開催の取締役会決議及び平成13年５月１日開催の当社臨時株主総会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

9　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、または株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し、被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（株）	発行済株式総数残高（株）	資本金増減額（千円）	資本金残高（千円）	資本準備金増減額（千円）	資本準備金残高（千円）
平成15年1月1日～平成15年6月30日	750,250	4,684,535.74	16,130,375	63,132,997	16,130,375	17,767,964

（注）平成15年5月16日に住友商事㈱及びLiberty Japan Ⅳ, Inc.への第三者割当増資（1株の発行価額 43,000円。発行価額中資本組入額 21,500円）により750,250株の新株式を発行しました。

(4) 【大株主の状況】

平成15年6月30日現在

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（%）
住友商事㈱	東京都中央区晴海1－8－11	1,490,657.00	31.82
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	23.52
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052-6399. USA	605,296.06	12.92
Liberty Japan Ⅳ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	375,125.00	8.01
Liberty Kanto, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	314,743.00	6.72
日興シティ信託銀行㈱	東京都品川区2－3－14 シティコープセンター	303,500.00	6.48
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	5.88
三井物産㈱	東京都千代田区大手町1－2－1	78,694.00	1.68
松下電器産業㈱	大阪府門真市大字門真1006	78,694.00	1.68
Liberty Japan Ⅱ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.07
リー　ダニエルズ	東京都渋谷区大山町33－9	10,480.34	0.22
計	―	4,684,535.40	100.00

(5) 【議決権の状況】

① 【発行済株式】

平成15年6月30日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	—	—	—
完全議決権株式(その他)	普通株式 4,684,535.00	4,684,535	権利内容に何ら限定のない当社における標準的な株式
端株	普通株式 0.74	—	同上
発行済株式総数	4,684,535.74	—	—
総株主の議決権	—	4,684,535	—

② 【自己株式等】

平成15年6月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
—	—	—	—	—	—
計	—	—	—	—	—

2 【株価の推移】

当社株式は、非上場であり、かつ店頭登録もしておりませんので、該当事項はありません。

3 【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までの役員の異動は次のとおりであります。

(1) 新任役員

役名	職名	氏名	生年月日	略歴		所有株式数(株)	就任年月日
監査役 常勤	—	松本征夫	昭和19年6月10日生	昭和42年4月 平成3年4月 平成8年10月 平成10年12月 平成12年2月 平成15年5月	住友商事㈱入社 同社衛星通信事業室参事 ㈱サテライトジャパン事務従事 同社映像メディア事業部参事 (シンガポール駐在) JAPAN ENTERTAINENT TELEVISION PTE. LTD. 事務従事 同社情報通信第二事業部参事 ㈱インタラクティブソリューションズ兼エンゲージテクノロジーズジャパン㈱　事務従事 同社ケーブルテレビ・衛星事業部参事 当社財務企画部（現資金部）部長 当社監査役就任(現在)	—	平成15年5月16日

(2) 退任役員

役名	職名	氏名	退任年月日
監査役 常勤	—	小林孔次	平成15年5月16日

第５【経理の状況】

１　中間連結財務諸表及び財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)に基づいて作成しております。

なお、前中間連結会計期間(平成14年１月１日から平成14年６月30日まで)は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間(平成15年１月１日から平成15年６月30日まで)は、改正後の中間連結財務諸表規則に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に基づいて作成しております。

なお、前中間会計期間(平成14年１月１日から平成14年６月30日まで)は、改正前の中間財務諸表等規則に基づき、当中間会計期間(平成15年１月１日から平成15年６月30日まで)は、改正後の中間財務諸表等規則に基づいて作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間(平成14年１月１日から平成14年６月30日まで)及び前中間会計期間(平成14年１月１日から平成14年６月30日まで)並びに当中間連結会計期間(平成15年１月１日から平成15年６月30日まで)及び当中間会計期間(平成15年１月１日から平成15年６月30日まで)の中間連結財務諸表及び中間財務諸表について、朝日監査法人により監査を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間末(平成14年6月30日)			当中間連結会計期間末(平成15年6月30日)			前連結会計年度要約連結貸借対照表(平成14年12月31日)		
		金額(千円)		構成比(%)	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(資産の部)										
I 流動資産										
1 現金及び預金			9,931,338			8,361,439			4,989,062	
2 受取手形及び売掛金			8,528,661			6,250,231			8,692,023	
3 たな卸資産			5,861,612			3,100,957			4,595,656	
4 その他			3,192,900			2,570,016			5,292,740	
貸倒引当金			△125,427			△243,765			△243,805	
流動資産合計			27,389,084	11.1		20,038,878	7.8		23,325,676	9.1
II 固定資産										
1 有形固定資産										
(1) 建物及び構築物	※1,2,3		101,347,522			100,632,452			101,724,443	
(2) 機械装置及び運搬具	※1,2,3		17,941,612			20,252,179			19,877,583	
(3) その他	※1,2		5,111,483			4,115,902			4,758,317	
有形固定資産合計			124,400,617	50.2		125,000,533	48.3		126,360,343	49.4
2 無形固定資産										
(1) 連結調整勘定			8,440,839			5,530,791			6,897,550	
(2) その他			1,495,598			2,739,669			2,490,041	
無形固定資産合計			9,936,437	4.0		8,270,460	3.2		9,387,591	3.7
3 投資その他の資産										
(1) 長期前払費用			77,926,712			96,747,251			88,039,326	
(2) その他			7,939,523			8,629,796			8,561,408	
貸倒引当金			△85,068			△243,646			△85,146	
投資その他の資産合計			85,781,167	34.7		105,133,401	40.7		96,515,588	37.8
固定資産合計			220,118,221	88.9		238,404,394	92.2		232,263,522	90.9
III 繰延資産			51,061	0.0		113,410	0.0		16,486	0.0
資産合計			247,558,366	100.0		258,556,682	100.0		255,605,684	100.0

区分	注記番号	前中間連結会計期間末（平成14年6月30日）金額（千円）	構成比（%）	当中間連結会計期間末（平成15年6月30日）金額（千円）	構成比（%）	前連結会計年度要約連結貸借対照表（平成14年12月31日）金額（千円）	構成比（%）
（負債の部）							
I 流動負債							
1 買掛金		10,506,461		9,535,782		14,535,581	
2 短期借入金		226,577,770		10,821,280		238,925,140	
3 その他		7,636,737		6,370,567		6,202,297	
流動負債合計		244,720,968	98.8	26,727,629	10.3	259,663,018	101.6
II 固定負債							
1 長期借入金	※6	29,496,885		230,391,795		28,096,985	
2 退職給付引当金		1,367,480		1,838,469		1,663,892	
3 その他		5,756,333		6,697,254		5,422,908	
固定負債合計		36,620,698	14.8	238,927,518	92.4	35,183,785	13.8
負債合計		281,341,666	113.6	265,655,147	102.7	294,846,803	115.4
（少数株主持分）							
少数株主持分		4,379,547	1.8	4,530,804	1.8	4,004,562	1.6
（資本の部）							
I 資本金	※5	47,002,623	19.0	—	—	47,002,623	18.4
II 資本準備金		1,637,590	0.7	—	—	1,637,590	0.6
III 欠損金		86,802,140	△35.1	—	—	91,885,894	△35.9
IV その他有価証券評価差額金		△920	△0.0	—	—	—	
資本合計		△38,162,847	△15.4	—	—	△43,245,681	△16.9
負債、少数株主持分及び資本合計		247,558,366	100.0	—	—	255,605,684	100.0
I 資本金	※5			63,132,997	24.4		
II 資本剰余金				17,767,965	6.9		
III 利益剰余金				△92,530,135	△35.8		
IV その他有価証券評価差額金				△96	△0.0		
資本合計				△11,629,269	△4.5		
負債、少数株主持分及び資本合計				258,556,682	100.0		

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日) 金額(千円)		百分比(%)	当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日) 金額(千円)		百分比(%)	前連結会計年度 要約連結損益計算書 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		百分比(%)
Ⅰ 売上高			59,235,541	100.0		72,159,775	100.0		125,501,750	100.0
Ⅱ 売上原価			38,571,317	65.1		43,236,658	59.9		80,328,706	
売上総利益			20,664,224	34.9		28,923,117	40.1		45,173,044	
Ⅲ 販売費及び一般管理費										
1 給料・諸手当		14,024,866			14,066,654			28,382,566		
2 設備賃借料		2,201,808			2,213,649			4,454,761		
3 連結調整勘定償却額		1,635,872			1,369,859			3,284,773		
4 その他		7,445,333	25,307,879	42.7	8,058,910	25,709,072	35.6	16,843,606	52,965,706	42.2
営業利益又は損失(△)			△4,643,655	△7.8		3,214,045	4.4		△7,792,662	△6.2
Ⅳ 営業外収益										
1 受取利息		3,839			4,962			15,503		
2 持分法による投資利益		121,680			—			139,498		
3 その他		345,401	470,920	0.8	311,428	316,390	0.4	718,047	873,048	0.7
Ⅴ 営業外費用										
1 支払利息		1,476,492			2,853,223			2,036,312		
2 持分法による投資損失		—			14,260			—		
3 その他		350,651	1,827,143	3.1	557,362	3,424,845	4.7	1,883,079	3,919,391	3.1
経常利益又は損失(△)			△5,999,878	△10.1		105,590	0.1		△10,839,005	△8.6
Ⅵ 特別利益										
1 補助金収入		315,114			288,833			487,689		
2 商品不具合に係る補償収入		—			46,948			25,209		
3 その他		12,276	327,390	0.6	51,650	387,431	0.5	12,785	525,683	0.4
Ⅶ 特別損失										
1 固定資産除却損	※1	638,831			221,822			1,156,979		
2 貸倒引当金繰入額		—			190,000			—		
3 その他		—	638,831	1.1	38,893	450,715	0.6	46,421	1,203,400	1.0
税金等調整前中間(当期)純利益(又は損失(△))			△6,311,319	△10.6		42,306	0.0		△11,516,722	△9.2
法人税、住民税及び事業税			39,794	0.1		160,305	0.2	332,524		
法人税等調整額			—			—		△32,482	300,042	0.2
少数株主利益(又は損失(△))			△346,298	0.6		526,242	△0.7		△728,195	0.6
中間(当期)純損失			6,004,815	△10.1		644,241	△0.9		11,088,569	△8.8

③ 【中間連結剰余金計算書】

区分	注記番号	前中間連結会計期間（自 平成14年１月１日 至 平成14年６月30日）金額（千円）		当中間連結会計期間（自 平成15年１月１日 至 平成15年６月30日）金額（千円）		前連結会計年度 連結剰余金計算書（自 平成14年１月１日 至 平成14年12月31日）金額（千円）	
Ⅰ 欠損金期首残高			80,797,325		―		80,797,325
Ⅱ 中間(当期)純損失			6,004,815		―		11,088,569
Ⅲ 欠損金中間期末(期末)残高			86,802,140		―		91,885,894
(資本剰余金の部)							
Ⅰ 資本剰余金期首残高					1,637,590		
Ⅱ 資本剰余金増加高							
1. 増資による新株式の発行					16,130,375		
Ⅲ 資本剰余金減少高					―		
Ⅳ 資本剰余金中間期末残高					17,767,965		
(利益剰余金の部)							
Ⅰ 利益剰余金期首残高					△91,885,894		
Ⅱ 利益剰余金増加高					―		
Ⅲ 利益剰余金減少高							
中間純損失					△644,241		
Ⅳ 利益剰余金中間期末残高					△92,530,135		

④ 【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日) 金額(千円)	当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日) 金額(千円)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前中間(当期)純利益(又は損失(△))		△6,311,319	42,306	△11,516,722
2 減価償却費		10,327,008	12,179,261	21,751,559
3 連結調整勘定償却額		1,635,872	1,369,859	3,284,773
4 新株発行費償却		31,038	17,413	60,056
5 貸倒引当金の増加額(又は減少額(△))		△1,270	158,460	117,186
6 受取利息及び受取配当金		△4,982	△6,204	△16,717
7 支払利息		1,476,492	2,696,984	2,036,312
8 支払保証料		—	156,239	1,059,799
9 持分法による投資利益(△)(又は投資損失)		△121,680	14,260	△139,498
10 固定資産除却損		638,831	221,822	1,156,979
11 売上債権の減少額(又は増加額(△))		△735,850	3,024,540	△900,092
12 たな卸資産の増加額(△)(又は減少額)		△205,356	1,494,699	1,060,600
13 仕入債務の減少額		△4,748,954	△5,654,747	△64,886
14 その他の流動資産の減少額(又は増加額(△))		890,749	△552,139	△107,167
15 補助金収入		△315,114	△288,833	△487,689
16 営業権償却		62,080	62,080	124,157
17 その他		2,925,488	2,476,365	349,767
小計		5,543,033	17,412,365	17,768,417
18 利息及び配当金の受取額		4,982	57,704	16,717
19 利息の支払額		△1,910,872	△1,542,142	△2,024,939
20 保証料の支払額		—	△333,574	△1,493,324
21 補助金の受取額		707,810	314,523	841,695
22 法人税等の支払額		△91,032	△328,643	△65,095
営業活動によるキャッシュ・フロー		4,253,921	15,580,233	15,043,471
Ⅱ 投資活動によるキャッシュ・フロー				
1 有形固定資産の取得による支出		△13,361,268	△6,452,755	△21,715,928
2 長期前払費用の支払額		△16,814,332	△11,533,886	△32,042,019
3 投資有価証券の取得による支出		△2,593,448	△3,100	△2,684,033
4 その他		81,202	68,338	△224,958
投資活動によるキャッシュ・フロー		△32,687,846	△17,921,403	△56,666,938

		前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自 平成14年1月1日 至 平成14年12月31日)
区分	注記番号	金額(千円)	金額(千円)	金額(千円)
Ⅲ 財務活動によるキャッシュ・フロー				
1 短期借入金の純増加額(又は純減少額(△))		27,378,535	△228,103,860	39,899,320
2 長期借入れによる収入		3,330,000	377,724,071	3,330,000
3 長期借入金の返済による支出		△1,101,140	△143,168,530	△2,674,455
4 長期前払費用の支払額		—	△3,323,707	—
5 その他		5,154	△114,427	4,950
財務活動によるキャッシュ・フロー		29,612,549	3,013,547	40,559,815
Ⅳ 現金及び現金同等物に係る換算差額		—	—	—
Ⅴ 現金及び現金同等物の増加額		1,178,624	672,377	△1,063,652
Ⅵ 現金及び現金同等物の期首残高		8,752,714	7,689,062	8,752,714
Ⅶ 現金及び現金同等物の中間期末(期末)残高		9,931,338	8,361,439	7,689,062

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間連結会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　連結の範囲に関する事項 連結子会社　21社 全ての子会社を連結の範囲に含めております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当中間連結会計期間における新規設立により、㈲ジェイコムファイナンスを連結子会社としております。 平成14年6月30日現在の連結子会社は、「第1　企業の概況　2　事業の内容」に掲載しております「当社傘下局加入世帯数」の表に記載の運営局の他、アットネットホーム㈱及び㈲ジェイコムファイナンスとなっております。 アットネットホーム㈱は平成14年6月1日にアットホームジャパン㈱から商号変更しております。	1　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 平成15年6月30日現在の連結子会社は、「第1　企業の概況　2　事業の内容」に掲載しております「当社傘下局加入世帯数」の表に記載の運営局(連結子会社)の他、アットネットホーム㈱及び㈲ジェイコムファイナンスとなっております。	1　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1　企業の概況　4　関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱及び和泉シーエーティヴィ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当連結会計年度における新規設立により、㈲ジェイコムファイナンスを新たに連結子会社としております。 前連結会計年度において連結子会社であったアットホームジャパン㈱は、当連結会計年度に、アットネットホーム㈱と商号を変更しております。

前中間連結会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間連結会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
2　持分法の適用に関する事項 全ての関連会社(4社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸 関西マルチメディアサービス㈱ ケーブルスカイネット企画㈱ グリーンシティケーブルテレビ㈱ 当中間連結会計期間における株式の新規取得により㈱グリーンシティケーブルテレビを新規に持分法適用会社としております。	2　持分法の適用に関する事項 全ての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸 関西マルチメディアサービス㈱ グリーンシティケーブルテレビ㈱	2　持分法の適用に関する事項 全ての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸 関西マルチメディアサービス㈱ グリーンシティケーブルテレビ㈱ 当連結会計年度における株式の新規取得により㈱グリーンシティケーブルテレビを新規に持分法適用会社としております。 前連結会計年度において持分法適用会社であったケーブルスカイネット企画㈱は当連結会計年度において清算しております。
3　連結子会社の中間決算日等に関する事項 全ての連結子会社の中間決算日は、中間連結決算日と一致しております。	3　連結子会社の中間決算日等に関する事項 同左	3　連結子会社の事業年度等に関する事項 全ての連結子会社の事業年度の末日は、連結決算日と一致しております。
4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）によっております。 時価のないもの 移動平均法に基づく原価法によっております。 ロ　たな卸資産 主として移動平均法に基づく低価法によっております。	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ロ　たな卸資産 同左	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法（評価差額は全部資本注入法により処理し、売却原価は主として移動平均法により算定）によっております。 時価のないもの 同左 ロ　たな卸資産 同左

前中間連結会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間連結会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 定額法によっております。 なお耐用年数及び残存価額については法人税法に規定する方法と同一の基準によっておりますが、「建物及び構築物」に含めております幹線・分配線については、見積耐用年数(15年)に基づいております。 ロ　無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 営業権 商法に基づく期間均等償却を行っております。 ハ　長期前払費用 定額法によっております。 (償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)	(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 同左 ロ　無形固定資産 ソフトウェア 同左 営業権 同左 ハ　長期前払費用 定額法によっております。 償却期間については、支出の効果の及ぶ期間に基づいております。(引込線に係わる費用については見積耐用年数(10年)に基づいております。)	(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 同左 ロ　無形固定資産 ソフトウェア 同左 営業権 同左 ハ　長期前払費用 定額法によっております。 (償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)
(3) 重要な引当金の計上基準 イ　貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。 ロ　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、数理計算上の差異は当中間連結会計期間に一括費用処理しております。	(3) 重要な引当金の計上基準 イ　貸倒引当金 同左 ロ　退職給付引当金 同左	(3) 重要な引当金の計上基準 イ　貸倒引当金 同左 ロ　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。 また、数理計算上の差異は当連結会計年度に一括費用処理しております。
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

前中間連結会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間連結会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。 (6) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段 ：為替予約 ヘッジ対象 ：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日(含む中間決算日)及び決済日(為替予約の実行日)に予約レートと同日の直物相場によるレート比較により評価を行っております。 (7) その他の中間連結財務諸表作成のための重要な事項 消費税等の会計処理 税抜方式によっております。 5　中間連結キャッシュ・フロー計算書における資金の範囲 中間連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。	(5) 重要なリース取引の処理方法 同左 (6) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段 ：為替予約、金利キャップ、金利スワップ ヘッジ対象 ：外貨建金銭債権債務、変動金利借入金利息 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスク及び借入金利率変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 為替予約の有効性の評価については、決算日(含む中間決算日)及び決済日(為替予約の実行日)に予約レートと同日の直物相場によるレート比較により評価を行っております。 金利キャップ、金利スワップ取引については、ヘッジ対象となる金利リスクが減殺されていることをもって有効性の評価に替えております。 (7) その他の中間連結財務諸表作成のための重要な事項 消費税等の会計処理 同左 5　中間連結キャッシュ・フロー計算書における資金の範囲 同左	(5) 重要なリース取引の処理方法 同左 (6) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段 ：為替予約 ヘッジ対象 ：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。 (7) その他の連結財務諸表作成のための重要な事項 消費税等の会計処理 同左 5　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。

次へ

(セグメント情報)

【事業の種類別セグメント情報】

前中間連結会計期間(自　平成14年1月1日　至　平成14年6月30日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業の種類別セグメント情報の記載は省略しております。

当中間連結会計期間(自　平成15年1月1日　至　平成15年6月30日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業の種類別セグメント情報の記載は省略しております。

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業の種類別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前中間連結会計期間(自　平成14年1月1日　至　平成14年6月30日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

当中間連結会計期間(自　平成15年1月1日　至　平成15年6月30日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

【海外売上高】

前中間連結会計期間(自　平成14年1月1日　至　平成14年6月30日)

当社連結グループは海外売上高がないため、該当事項はありません。

当中間連結会計期間(自　平成15年1月1日　至　平成15年6月30日)

当社連結グループは海外売上高がないため、該当事項はありません。

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは海外売上高がないため、該当事項はありません。

（１株当たり情報）

前中間連結会計期間	当中間連結会計期間	前連結会計年度
１株当たり純資産額 △9,700.07円 １株当たり中間純損失 1,526.28円 なお、潜在株式調整後１株当たり中間純利益については、中間純損失の計上であるため、記載しておりません。	１株当たり純資産額 △2,482.48円 １株当たり中間純損失 156.18円 なお、潜在株式調整後１株当たり中間純利益については、中間純損失の計上であるため、記載しておりません。 (追加情報) 当中間連結会計期間から「１株当たり当期純利益に関する会計基準」(企業会計基準第２号　平成14年９月25日　企業会計基準委員会)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号　平成14年９月25日企業会計基準委員会)を適用しております。 なお、同会計基準及び適用指針を前連結会計年度及び前中間連結会計期間に適用して算定した場合の１株当たり情報については、影響はありません。	１株当たり純資産額 △10,992.00円 １株当たり当期純損失 2,818.45円 なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。

（重要な後発事象）

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
ストックオプションの決議 平成14年７月８日開催の臨時株主総会において、当社の取締役、監査役及び従業員並びに、当社の子会社及び関連会社の取締役、監査役及び従業員に対して、ストックオプションを付与することを決議しました。 この詳細については「第４　提出会社の状況１　株式等の状況(2) 新株予約権等の状況①新株予約権」に記載しております。	――――――	１　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２．株式の公開買付 当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28％ 住友商事㈱　28.35％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.27％ 100.00％

(2) 【その他】

該当事項はありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間末 (平成14年6月30日)			当中間会計期間末 (平成15年6月30日)			前事業年度 要約貸借対照表 (平成14年12月31日)		
区分	注記番号	金額(千円)		構成比 (%)	金額(千円)		構成比 (%)	金額(千円)		構成比 (%)
(資産の部)										
I 流動資産										
1 現金及び預金			4,925,936			1,745,371			383,603	
2 売掛金			7,710,690			7,046,734			8,549,460	
3 たな卸資産			207,420			257,117			419,842	
4 短期貸付金			182,073,000			5,808,000			194,529,000	
5 その他			493,679			1,021,238			3,314,488	
貸倒引当金			△3,053,201			△3,075,723			△3,065,076	
流動資産合計			192,357,525	74.2		12,802,739	5.7		204,131,319	75.0
II 固定資産										
1 有形固定資産	※1		1,729,241	0.7		1,721,299	0.8		1,751,590	0.6
2 無形固定資産			501,790	0.2		1,255,359	0.5		1,084,798	0.4
3 投資その他の資産										
(1) 関係会社株式			60,636,090			60,733,790			60,730,690	
(2) 関係会社長期貸付金			—			142,016,095			334,406	
(3) その他			4,095,252			7,667,975			4,283,354	
貸倒引当金			△168,898			△145,476			△156,623	
投資その他の資産合計			64,562,444	24.9		210,272,385	93.0		65,191,828	24.0
固定資産合計			66,793,476	25.8		213,249,043	94.3		68,028,218	25.0
III 繰延資産			8,543	0.0		104,685	0.0		—	—
資産合計			259,159,545	100.0		226,156,468	100.0		272,159,537	100.0

区分	注記番号	前中間会計期間末（平成14年6月30日）金額（千円）	構成比（%）	当中間会計期間末（平成15年6月30日）金額（千円）	構成比（%）	前事業年度要約貸借対照表（平成14年12月31日）金額（千円）	構成比（%）
（負債の部）							
I 流動負債							
1 買掛金		6,562,834		4,974,482		7,821,833	
2 短期借入金		217,235,000		2,300,000		228,785,000	
3 その他	※2	1,411,477		882,503		1,203,025	
流動負債合計		225,209,311	86.9	8,156,985	3.6	237,809,858	87.4
II 固定負債							
1 長期借入金		—		43,950,000		—	
2 関係会社長期借入金		—		105,789,250		—	
3 その他		942,104		2,644,414		1,275,794	
固定負債合計		942,104	0.4	152,383,664	67.4	1,275,794	0.4
負債合計		226,151,416	87.3	160,540,650	71.0	239,085,653	87.8
（資本の部）							
I 資本金	※5	47,002,622	18.1	—	—	47,002,622	17.3
II 資本準備金		1,637,589	0.6	—	—	1,637,589	0.6
III 欠損金							
中間(当期)未処理損失		15,632,083	△6.0	—	—	15,566,327	△5.7
資本合計		33,008,128	12.7	—	—	33,073,884	12.2
I 資本金	※5			63,132,997	27.9		
II 資本剰余金							
資本準備金				17,767,964	7.9		
III 利益剰余金							
中間未処理損失				15,285,145	△6.8		
資本合計				65,615,817	29.0		
負債及び資本合計		259,159,545	100.0	226,156,468	100.0	272,159,537	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間（自 平成14年1月1日 至 平成14年6月30日）金額(千円)		百分比(%)	当中間会計期間（自 平成15年1月1日 至 平成15年6月30日）金額(千円)		百分比(%)	前事業年度要約損益計算書（自 平成14年1月1日 至 平成14年12月31日）金額(千円)		百分比(%)
Ⅰ 売上高			30,044,169	100.0		23,417,499	100.0		57,058,603	100.0
Ⅱ 売上原価			24,281,887	80.8		17,936,469	76.6		45,149,648	79.1
売上総利益			5,762,281	19.2		5,481,029	23.4		11,908,955	20.9
Ⅲ 販売費及び一般管理費	※5		5,283,356	17.6		5,138,577	21.9		11,318,271	19.8
営業利益			478,925	1.6		342,451	1.5		590,683	1.1
Ⅳ 営業外収益	※1		1,201,671	4.0		2,049,175	8.7		2,532,727	4.4
Ⅴ 営業外費用	※2		1,490,214	5.0		2,204,996	9.4		2,869,471	5.0
経常利益			190,382	0.6		186,631	0.8		253,940	0.5
Ⅵ 特別利益	※3		1,400	0.0		98,597	0.4		27,251	0.0
Ⅶ 特別損失	※4		124,137	0.4		—	—		143,642	0.3
税引前中間(当期)純利益			67,644	0.2		285,228	1.2		137,549	0.2
法人税、住民税及び事業税			4,251	0.0		4,046	0.0		8,400	0.0
中間(当期)純利益			63,393	0.2		281,182	1.2		129,149	0.2
前期繰越損失			15,695,477			15,566,327			15,695,477	
中間(当期)未処理損失			15,632,083			15,285,145			15,566,327	

中間財務諸表作成の基本となる重要な事項

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前事業年度 （自　平成14年１月１日 至　平成14年12月31日）
１　資産の評価基準及び評価方法 (1) 有価証券 ①　子会社株式及び関連会社株式 移動平均法による原価法 ②　その他有価証券 時価のないもの 移動平均法による原価法 (2) たな卸資産 移動平均法に基づく低価法によっております。	１　資産の評価基準及び評価方法 (1) 有価証券 ①　子会社株式及び関連会社株式 同左 ②　その他有価証券 時価のないもの 同左 (2) たな卸資産 同左	１　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 移動平均法に基づく原価法 その他有価証券 時価のないもの： 移動平均法に基づく原価法 ２　たな卸資産の評価基準及び評価方法 移動平均法に基づく低価法
２　固定資産の減価償却の方法 (1) 有形固定資産 定額法によっております。 (2) 無形固定資産 定額法によっております。 ただし、ソフトウェア（自社利用分）については、社内における利用可能期間（５年）に基づく定額法によっております。 (3) 長期前払費用 定額法によっております。	２　固定資産の減価償却の方法 (1) 有形固定資産 定額法によっております。 耐用年数と残存価額は法人税法の規定によっております。 (2) 無形固定資産 同左 (3) 長期前払費用 定額法によっております。 償却期間については、支出の効果の及ぶ期間に基づいております。	３　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間（５年）に基づく定額法によっております。 (3) 長期前払費用 定額法によっております。
３　引当金の計上基準 (1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については、財務内容評価法により計上しております。 (2) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 なお、数理計算上の差異は当会計年度で一括費用処理しております。	３　引当金の計上基準 (1) 貸倒引当金 同左 (2) 退職給付引当金 同左	４　引当金の計上基準 (1) 貸倒引当金 同左 (2) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当会計期間末において発生していると認められる額を計上しております。 なお、数理計算上の差異は当会計年度で一括費用処理しております。

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前事業年度 （自　平成14年１月１日 至　平成14年12月31日）
４　外貨建ての資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	４　外貨建ての資産及び負債の本邦通貨への換算基準 同左	５　外貨建ての資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
５　重要なヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 (3) ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 (4) ヘッジ有効性評価の方法 有効性の評価については、決算日（含む中間決算日）及び決済日（為替予約の実行日）に予約レートと同日の直物相場によるレート比較により評価を行っております。	５　重要なヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左	６　重要なヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左
６　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	６　リース取引の処理方法 同左	７　リース取引の処理方法 同左
７　その他中間財務諸表作成のための基本となる事項 消費税等の会計処理について 税抜方式によっております。	７　その他中間財務諸表作成のための基本となる事項 同左	８　消費税等の処理方法 税抜方式によっております。

追加情報

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）
――――――	（中間貸借対照表） 中間財務諸表等規則の改正により当中間会計期間から「資本準備金」は「資本剰余金」の内訳として、「中間未処理損失」は「利益剰余金」の内訳として表示しております。 （自己株式及び法定準備金取崩等に関する会計基準） 当中間会計期間から「企業会計基準第１号　自己株式及び法定準備金の取崩等に関する会計基準」（平成14年２月21日　企業会計基準委員会）を適用しております。 この変更に伴う損益に与える影響はありません。

表示方法の変更

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）
――――――	（中間貸借対照表） 前中間会計期間において投資その他の資産の「その他」に含めて表示しておりました「関係会社長期貸付金」（前中間会計期間 307,925千円）については、資産総額の100分の５超となったため、当中間会計期間より区分掲記しております。

会計方針の変更

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前事業年度 （自　平成14年１月１日 至　平成14年12月31日）
――――――	課金システムに係るデータ処理料は、従来、販売費及び一般管理費に計上しておりましたが、当期より売上原価に計上する方法に変更しております。 この変更は、出資関係のない運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行ったものであります。 この変更により、従来の方法によった場合と比較して売上総利益は611,424千円減少しておりますが、営業利益、経常利益及び税引前当期純利益に与える影響はありません。	――――――

次へ

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成14年６月30日）	当中間会計期間末 （平成15年６月30日）	前事業年度末 （平成14年12月31日）
※１　有形固定資産の減価償却累計額 158,455千円 ※２　消費税等の取扱 仮払消費税等及び仮受消費税等は相殺のうえ、流動負債のその他に含めて表示しております。 ３　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　672,942千円 摘要　銀行借入保証 ――――――	※１　有形固定資産の減価償却累計額 256,560千円 ※２　消費税等の取扱 仮払消費税等及び仮受消費税等は相殺のうえ、流動資産のその他に含めて表示しております。 ３　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　144,291千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　603,539千円 摘要　銀行借入保証 ４　担保資産 プロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社が所有する資産を担保に供しております。 対象となる主要な資産の当中間連結期間末の簿価は次のとおりであります。 預金　1,745,371千円 建物及び構築物　660,889 土地　429,042 関係会社株式　52,924,573 計　55,759,875千円 ※５　発行済株式総数 普通株式 4,684,535.74株	※１　有形固定資産の減価償却累計額 202,174千円 ―――――― ３　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証 ――――――

(中間損益計算書関係)

前中間会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前事業年度 (自 平成14年1月1日 至 平成14年12月31日)
※1 営業外収益の主要項目 受取利息 1,116,039千円	※1 営業外収益の主要項目 受取利息 1,891,088千円	※1 営業外収益の主要項目 受取利息 2,372,730千円
※2 営業外費用の主要項目 支払利息 824,526千円 支払保証料 538,310千円	※2 営業外費用の主要項目 支払利息 1,785,052千円 長期前払費用償却費 253,367千円 支払保証料 156,238千円	※2 営業外費用の主要項目 支払利息 1,783,030千円 支払保証料 1,059,799千円
※3 ―	※3 特別利益の主要項目 商品不具合に係る補償収入 46,948千円	※3 ―
※4 特別損失の主要項目 転籍者に係る退職給付引当金不足額繰入 92,146千円 関係会社株式評価損 26,724千円	※4 ―	※4 特別損失の主要項目 転籍者に係る退職給付引当金不足額繰入 92,146千円 投資有価証券処分損 21,592千円 商品廃棄損 24,636千円
※5 減価償却実施額 有形固定資産 39,116千円 無形固定資産 43,076千円	※5 減価償却実施額 有形固定資産 54,386千円 無形固定資産 141,170千円	※5 減価償却実施額 有形固定資産 82,835千円 無形固定資産 111,048千円

次へ

(リース取引関係)

前中間会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前事業年度 (自 平成14年1月1日 至 平成14年12月31日)
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係る注記	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 1．借主側	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 1．借主側
(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額（関係会社への転貸分を除く）	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額（関係会社への転貸分を除く）

前中間会計期間

	取得価額相当額(千円)	減価償却累計額相当額(千円)	中間期末残高相当額(千円)
有形固定資産(車輛運搬具)	1,842	384	1,458
有形固定資産(工具・器具及び備品)	663,689	278,888	384,800
無形固定資産	95,515	32,073	63,441
合計	761,047	311,346	449,700

当中間会計期間

	取得価額相当額(千円)	減価償却累計額相当額(千円)	中間期末残高相当額(千円)
有形固定資産(車輛運搬具)	1,845	754	1,091
有形固定資産(工具・器具及び備品)	657,110	301,249	355,861
無形固定資産	98,515	52,346	46,168
合計	757,470	354,350	403,120

前事業年度

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
有形固定資産(車輛運搬具)	1,845	569	1,275
有形固定資産(工具・器具及び備品)	669,402	274,213	395,189
無形固定資産	98,515	42,135	56,379
合計	769,763	316,918	452,844

前中間会計期間	当中間会計期間	前事業年度
(2) 未経過リース料中間期末残高相当額 一年内 155,459千円 一年超 304,558 合計 460,017	(2) 未経過リース料中間期末残高相当額(関係会社への転貸分を含む) 一年内 674,343千円 一年超 1,763,594 合計 2,437,937	(2) 未経過リース料期末残高相当額(関係会社への転貸分を含む) 一年内 610,010千円 一年超 1,714,972 合計 2,324,983
(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 86,818千円 減価償却費相当額 79,335 支払利息相当額 8,279	(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く） 支払リース料 97,672千円 減価償却費相当額 89,705 支払利息相当額 8,724	(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く） 支払リース料 181,436千円 減価償却費相当額 166,116 支払利息相当額 17,329
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	(5) 利息相当額の算定方法 同左	(5) 利息相当額の算定方法 同左
	2．貸主側（関係会社への転貸） 未経過リース料中間期末残高相当額 一年内 510,252千円 一年超 1,512,468 合計 2,022,720	2．貸主側（関係会社への転貸） 未経過リース料期末残高相当額 一年内 440,680千円 一年超 1,419,926 合計 1,860,606

前へ　　次へ

（有価証券関係）

前中間会計期間（平成14年６月30日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

当中間会計期間（平成15年６月30日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

前事業年度（平成14年12月31日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

前へ　次へ

（１株当たり情報）

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前事業年度 （自　平成14年１月１日 至　平成14年12月31日）
１株当たり純資産額　8,389.87円 １株当たり中間純利益　17.19円 なお、潜在株式調整後１株当たり中間純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。	１株当たり純資産額　14,006.90円 １株当たり中間純利益　68.17円 なお、潜在株式調整後１株当たり中間純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。 （追加情報） 当中間会計期間から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。 なお、同会計基準及び適用指針を前会計年度及び前中間会計期間に適用して算定した場合の１株当たり情報については、影響はありません。	１株当たり純資産額　8,406.57円 １株当たり当期純利益　32.82円 なお、潜在株式調整後１株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。

（重要な後発事象）

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前事業年度 （自　平成14年１月１日 至　平成14年12月31日）
ストックオプションの決議 平成14年７月８日開催の臨時株主総会において、当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して、ストックオプションを付与することを決議しました。 この詳細については「第４　提出会社の状況１　株式等の状況(2) 新株予約権等の状況①新株予約権」に記載しております。	――――――	１　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式（但し対象会社部分）、建物、土地、その他。 ２　株式の公開買付 当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28％ 住友商事㈱　28.35％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.27％ 100.00％

前へ

第６【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

有価証券報告書 及びその添付書類	事業年度 （第９期）	自　平成14年１月１日 至　平成14年12月31日	平成15年３月28日 関東財務局長に提出
訂正報告書	上記に係る訂正報告書であります。		平成15年４月11日 関東財務局長に提出
有価証券届出書 及びその添付書類			平成15年５月１日 関東財務局長に提出

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

中間監査報告書

平成14年９月27日

株式会社ジュピターテレコム
　代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征二郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの連結会計年度の中間連結会計期間(平成14年１月１日から平成14年６月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年６月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成14年１月１日から平成14年６月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中　間　監　査　報　告　書

平成15年９月26日

株式会社ジュピターテレコム
　代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征　二　郎	㊞
代表社員 関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年１月１日から平成15年12月31日までの連結会計年度の中間連結会計期間(平成15年１月１日から平成15年６月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成15年６月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成15年１月１日から平成15年６月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中 間 監 査 報 告 書

平成14年９月27日

株式会社ジュピターテレコム

代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員
関与社員　　公認会計士　野　口　征二郎　㊞

関与社員　　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の中間会計期間(平成14年１月１日から平成14年６月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が株式会社ジュピターテレコムの平成14年６月30日現在の財政状態及び同日をもって終了する中間会計期間(平成14年１月１日から平成14年６月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中 間 監 査 報 告 書

平成15年９月26日

株式会社ジュピターテレコム

代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征 二 郎　㊞

代表社員
関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年１月１日から平成15年12月31日までの第10期事業年度の中間会計期間(平成15年１月１日から平成15年６月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、下記事項を除き前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

記

会計方針の変更に記載のとおり、会社は従来、課金システムに係るデータ処理料を販売費及び一般管理費に計上していたが、当期より売上原価に計上する方法に変更した。この変更は、出資関係の無い運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行われたものであり、正当な理由に基づく変更と認めた。この変更により、従来の方法によった場合と比較して売上総利益は611,424千円減少しているが、営業利益、経常利益及び税引前当期純利益に与える影響はない。

よって、当監査法人は、上記の中間財務諸表が株式会社ジュピターテレコムの平成15年６月30日現在の財政状態及び同日をもって終了する中間会計期間(平成15年１月１日から平成15年６月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

前期連結財務諸表に対する監査報告書

当期連結財務諸表に対する監査報告書

前期財務諸表に対する監査報告書

当期財務諸表に対する監査報告書

中間監査報告書

平成14年9月27日

株式会社ジュピターテレコム
　代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征二郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの連結会計年度の中間連結会計期間(平成14年１月１日から平成14年６月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年６月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成14年１月１日から平成14年６月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中　間　監　査　報　告　書

平成15年９月26日

株式会社ジュピターテレコム
代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征二郎　㊞

代表社員
関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年１月１日から平成15年12月31日までの連結会計年度の中間連結会計期間(平成15年１月１日から平成15年６月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成15年６月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成15年１月１日から平成15年６月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中　間　監　査　報　告　書

平成14年9月27日

株式会社ジュピターテレコム
代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員
関与社員　　公認会計士　野　口　征二郎　㊞

関与社員　　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の中間会計期間(平成14年１月１日から平成14年６月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が株式会社ジュピターテレコムの平成14年６月30日現在の財政状態及び同日をもって終了する中間会計期間(平成14年１月１日から平成14年６月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中 間 監 査 報 告 書

平成15年9月26日

株式会社ジュピターテレコム

代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員　公認会計士　野　口　征二郎　㊞

代表社員 関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年１月１日から平成15年12月31日までの第10期事業年度の中間会計期間（平成15年１月１日から平成15年６月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、下記事項を除き前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号）の定めるところに準拠しているものと認められた。

記

会計方針の変更に記載のとおり、会社は従来、課金システムに係るデータ処理料を販売費及び一般管理費に計上していたが、当期より売上原価に計上する方法に変更した。この変更は、出資関係の無い運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行われたものであり、正当な理由に基づく変更と認めた。この変更により、従来の方法によった場合と比較して売上総利益は611,424千円減少しているが、営業利益、経常利益及び税引前当期純利益に与える影響はない。

よって、当監査法人は、上記の中間財務諸表が株式会社ジュピターテレコムの平成15年６月30日現在の財政状態及び同日をもって終了する中間会計期間（平成15年１月１日から平成15年６月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の2第1項
【提出先】	関東財務局長
【提出日】	平成15年4月11日
【事業年度】	第9期(自　平成14年1月1日　至　平成14年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【縦覧に供する場所】	該当事項はありません。

1 【有価証券報告書の訂正報告書の提出理由】

平成15年３月28日に提出いたしました第９期（自　平成14年１月１日　至　平成14年12月31日）の有価証券報告書の記載事項の一部に誤りがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第５　経理の状況

1　連結財務諸表等

(1) 連結財務諸表

注記事項

（重要な後発事象）

2　財務諸表

(1) 財務諸表

注記事項

（重要な後発事象）

3 【訂正箇所】

訂正箇所は_____を付して示しております。

第一部 【企業情報】

第５ 【経理の状況】

１ 【連結財務諸表等】

(1) 【連結財務諸表】

注記事項

（重要な後発事象）

（訂正前）

前連結会計年度 （自 平成13年１月１日 至 平成13年12月31日）	当連結会計年度 （自 平成14年１月１日 至 平成14年12月31日）
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化（各36.28%）することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱ 36.28% リバティメディアグループ 36.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%	１ プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２.株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ 44.28% 住友商事㈱ 28.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%

（訂正後）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
株式の公開買付 当社の発行済株式総数の35％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化（各36.28％）することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28％ リバティメディアグループ　36.28％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.34％ 100.00％	1　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 2、株式の公開買付 当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28％ 住友商事㈱　28.35％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.27％ 100.00％

2 【財務諸表等】

(1) 【財務諸表】

注記事項

(重要な後発事象)

(訂正前)

前事業年度 (自 平成13年1月1日 至 平成13年12月31日)	当事業年度 (自 平成14年1月1日 至 平成14年12月31日)
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年3月28日現在の新株主構成は下記の通りです。 住友商事㈱ 36.28% リバティメディアグループ 36.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%	1 プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、JCFが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のJCFへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、JCFからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式(但し対象会社部分)、建物、土地、その他。 2 株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ 44.28% 住友商事㈱ 28.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%

（訂正後）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）	当事業年度 （自　平成14年１月１日 至　平成14年12月31日）
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化（各36.28%）することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28% リバティメディアグループ　36.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	1　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式（但し対象会社部分）、建物、土地、その他。 2　株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.35% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.27% 100.00%

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第1項
【提出先】	関東財務局長
【提出日】	平成16年3月30日
【事業年度】	第10期(自　平成15年1月1日　至　平成15年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　　知　行
【本店の所在の場所】	東京都港区芝大門一丁目1番30号 (平成16年2月16日に東京都豊島区東池袋四丁目41番24号より変更)
【電話番号】	(03)6765－8100
【事務連絡者氏名】	常務取締役　チーフフィナンシャルオフィサー 春　山　　昭　彦
【最寄りの連絡場所】	東京都港区芝大門一丁目1番30号
【電話番号】	(03)6765－8100
【事務連絡者氏名】	常務取締役　チーフフィナンシャルオフィサー 春　山　　昭　彦
【縦覧に供する場所】	該当事項はありません。

次

第一部 【企業情報】

第1 【企業の概況】

【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第6期	第7期	第8期	第9期	第10期
決算年月		平成11年12月	平成12年12月	平成13年12月	平成14年12月	平成15年12月
売上高	(千円)	30,741,492	54,315,831	92,206,714	125,501,750	152,001,096
経常利益又は損失(△)	(千円)	△12,799,783	△21,559,405	△23,589,166	△10,839,005	2,409,434
当期純利益又は損失(△)	(千円)	△11,134,796	△20,978,878	△23,445,406	△11,088,569	796,529
純資産額	(千円)	3,538,435	△8,711,706	△32,157,112	△43,245,681	△10,188,197
総資産額	(千円)	98,637,597	176,456,509	229,993,780	255,605,684	263,686,330
1株当たり純資産額	(円)	4,434.13	△2,214.30	△8,173.56	△10,992.00	△2,174.86
1株当たり当期純利益又は損失(△)	(円)	△15,308.99	△12,458.49	△5,959.25	△2,818.45	180.74
潜在株式調整後1株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	3.59	△4.93	△13.98	△16.91	△3.86
自己資本利益率	(%)	—	—	—	—	—
株価収益率	(倍)	—	—	—	—	—
営業活動によるキャッシュ・フロー	(千円)	△362,192	△1,809,154	545,421	15,043,471	38,370,683
投資活動によるキャッシュ・フロー	(千円)	△25,248,159	△40,225,676	△66,796,090	△56,666,938	△35,159,631
財務活動によるキャッシュ・フロー	(千円)	24,800,965	42,310,364	71,328,141	40,559,815	△1,196,352
現金及び現金同等物の期末残高	(千円)	2,053,524	3,675,242	8,752,714	7,689,062	9,703,762
従業員数	(名)	1,124 (830)	1,939 (1,546)	2,108 (2,560)	2,360 (2,973)	2,725 (2,960)

(注) 1 売上高には消費税等は含まれておりません。

2 平成11年12月期の潜在株式調整後1株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期から平成14年12月期の潜在株式調整後1株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。また、平成15年12月期の潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。

3 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。

4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

5 当連結会計年度から「1株当たり当期純利益に関する会計基準」(企業会計基準委員会 平成14年9月25日 企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準委員会 平成14年9月25日 企業会計基準適用指針第4号)を適用しております。
なお、同基準及び適用指針の適用に伴う影響については、第5経理の状況1連結財務諸表等(1)連結財務諸表の(1株当たり情報)注記事項をご参照ください。

2) 提出会社の経営指標等

回次		第6期	第7期	第8期	第9期	第10期
決算年月		平成11年12月	平成12年12月	平成13年12月	平成14年12月	平成15年12月
売上高	(千円)	16,149,173	36,718,673	50,294,647	57,058,603	52,964,892
経常利益(又は損失△)	(千円)	△792,781	39,933	162,505	253,940	1,167,278
当期純利益 (又は損失△)	(千円)	△798,283	△988,264	△4,999,230	129,149	1,111,751
資本金	(千円)	39,900,000	47,002,622	47,002,622	47,002,622	63,132,998
発行済株式総数	(株)	798,000	3,934,285	3,934,285	3,934,285	4,684,535
純資産額	(千円)	30,192,017	37,943,965	32,944,735	33,073,884	66,446,386
総資産額	(千円)	37,893,930	54,591,476	232,900,078	272,159,537	229,743,000
1株当たり純資産額	(円)	37,834.60	9,644.43	8,373.75	8,406.57	14,184.20
1株当たり配当額 (内、1株当たり 中間配当額)	(円) (円)	— (—)	— (—)	— (—)	— (—)	— (—)
1株当たり当期純利益 (又は損失△)	(円)	△1,097.54	△586.88	△1,270.68	32.82	252.27
潜在株式調整後 1株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	79.68	69.51	14.15	12.15	28.92
自己資本利益率	(%)	—	—	—	0.39	1.67
株価収益率	(倍)	—	—	—	—	—
配当性向	(%)	—	—	—	—	—
従業員数	(名)	104 (27)	211 (16)	351 (60)	363 (387)	520 (199)

(注) 1 売上高には消費税等は含まれておりません。
2 平成11年12月期の潜在株式調整後1株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期及び平成13年12月期の潜在株式調整後1株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。また、平成14年12月期及び平成15年12月期の潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。
3 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。
4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。
5 当事業年度から「1株当たり当期純利益に関する会計基準」(企業会計基準委員会　平成14年9月25日　企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準委員会　平成14年9月25日　企業会計基準適用指針第4号)を適用しております。
なお、同基準及び適用指針の適用に伴う影響については、第5経理の状況2財務諸表等(1)財務諸表の(1株当たり情報)注記事項をご参照ください。

【沿革】

平成7年1月 住友商事㈱とTele-Communications International, Inc.(TINTA;現Liberty Media International, Inc.)の合弁で㈱ジュピターテレコムを設立。
(注)TINTA側の出資会社はTCI Japan, Inc.(現Liberty Japan, Inc.)
平成7年3月 杉並ケーブルテレビ㈱、㈱ケーブルテレビネリマ、㈱シティケーブルビジョン府中、㈱小金井市民テレビの株式を住友商事㈱から取得。
平成7年8月 ㈱ジュピター群馬設立。
平成7年11月 福岡ケーブルネットワーク㈱設立。
平成8年1月 ㈱木更津ケーブルテレビ取得。
㈱ジュピター宝塚川西設立。
平成8年4月 北摂ケーブルネット㈱設立。
㈱ケーブルビジョン二十一(平成15年3月㈱ケーブルビジョン21に商号変更)及び㈱ケーブルステーション北九州を取得。
平成8年6月 ㈱ジュピターりんくう設立。
平成8年7月 ㈱ジュピターかわち設立。
平成8年9月 ㈱ジュピター和歌山、㈱ケーブルネット下関設立。
平成8年10月 土浦ケーブルテレビ㈱の株式を住友商事㈱から取得。
杉並ケーブルテレビ㈱が第一種電気通信事業(電話事業)の郵政省許可を取得。
平成8年12月 決算期を3月から12月に変更。
浦和ケーブル・テレビ・ネットワーク㈱の株式を住友商事㈱から取得。
平成9年2月 ㈱ジュピターいばらき(平成11年8月アットホームジャパン㈱に商号変更)を設立。
関西地区の統括会社として㈱ジュピター関西設立。
平成9年6月 寒川ケーブルテレビ㈱を買収及び㈱テレビちがさきの株式を住友商事㈱から取得。
平成9年7月 杉並ケーブルテレビ㈱による電話サービス開始。
平成10年3月 大阪ケーブルテレビ㈱の株式を住友商事㈱から取得。
㈲ジュピターインターネット設立。
平成10年4月 関西マルチメディアサービス㈱へ出資。
平成10年8月 ㈱シーエーティーヴィ横須賀の株式を住友商事㈱から買取。
堺ケーブルテレビ㈱取得。
平成10年9月 こうべケーブルテレビ㈱の株式を住友商事㈱から取得。
㈲ジェイコムインターネット設立。
平成10年11月 北九州ケーブルテレビ㈱取得。
平成10年12月 吹田ケーブルテレビジョン㈱の株式を住友商事㈱から取得。
平成11年1月 大阪ケーブルテレビ㈱によるインターネットサービス開始。
杉並ケーブルテレビ㈱と㈱ケーブルテレビネリマが合併、㈱ジェイコム東京となる。
㈱テレビちがさきと寒川ケーブルテレビ㈱が合併、㈱ジェイコム湘南となる。
㈱ジュピター宝塚川西、㈱ジュピターかわち、㈱ジュピター和歌山と㈱ジュピター関西が合併、㈱ジェイコム関西となる。
藤沢ケーブルテレビ㈱の株式を住友商事㈱から取得。

成11年3月	㈱ユーアイネット埼玉(平成12年7月㈱メディアさいたまに商号変更)の株式を住友商事㈱から取得。
	㈱ケーブルテレビ神戸及び㈱チャンネルウェーブあまがさきの株式を住友商事㈱から取得。
成11年7月	㈱ケーブルコミュニケーション芦屋の株式を住友商事㈱から取得。
成11年8月	㈱ケーブルステーション北九州と北九州ケーブルテレビ㈱が合併、㈱ジェイコム北九州となる。
成11年9月	アットホームジャパン㈱へ出資。
	㈱ジェイコム関西が㈱ジュピターりんくうを吸収合併。
平成11年10月	㈱ジェイコム東京が㈱シティケーブルビジョン府中と㈱ケーブルコミュニケーション小金井・国分寺(旧㈱小金井市民テレビ)を吸収合併。
平成12年1月	こうベケーブルテレビ㈱と㈱ケーブルコミュニケーション芦屋が合併、㈱ケーブルネット神戸芦屋となる。
平成12年4月	㈱チャンネルウェーブあまがさきが㈱ケーブルビジョンアイ、㈱ケーブルビジョン西宮と合併、阪神シティケーブル㈱となる。
	㈱ジェイコム東京が㈲ジェイコムインターネットを吸収合併。
平成12年9月	株式交換により㈱タイタス・コミュニケーションズを統合、同社発行済全株式を取得。
	㈱タイタス・スキャットが㈱ジェイコム札幌に商号を変更。
平成12年10月	吹田ケーブルテレビジョン㈱の株式移転により、関西ケーブルネット㈱株式を取得。
平成12年12月	㈲ジュピターインターネット清算。
	ケーブルスカイネット企画㈱へ出資。
平成13年1月	㈱ジェイコム関西が堺ケーブルテレビ㈱を吸収合併。
平成13年3月	㈱ケーブルネットワークやちよ取得。
平成13年4月	藤沢ケーブルテレビ㈱が㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、商号を㈱ジェイコム湘南と変更。
平成13年7月	和泉シーエーティヴィ㈱取得。
平成13年8月	㈱スーパーネットワークユー取得。
平 年9月	㈱ジュピター群馬が㈱ジェイコム群馬に商号変更。
	㈱タイタス・コミュニケーションズが㈱ジェイコム関東に商号変更。
	㈱タイタス相鉄が㈱ジェイコム大和に商号変更。
平成14年1月	㈱ジェイコム関西が大阪ケーブルテレビ㈱を吸収合併。
平成14年2月	㈲ジェイコムファイナンス設立。
	㈱ジェイコム関東が㈱ジェイコム大和を吸収合併。
平成14年4月	グリーンシティケーブルテレビ㈱株式を住友商事㈱から取得。
	アットホームジャパン㈱(平成14年6月 アットネットホーム㈱に商号変更)を子会社化。
平成14年7月	ケーブルスカイネット企画㈱清算。
平成14年8月	㈱ジェイコム関東が前橋局の営業権を㈱ジェイコム群馬に譲渡。
平成14年11月	㈱ジェイコム関西が和泉シーエーティヴィ㈱を吸収合併。

【事業の内容】

当社は、19の運営局を通じて、「ワン・ストップ・ショップ」として、ケーブルテレビ、電話、高速インターネット接続サービスを当社グループのブロードバンド（高速・大容量）・ネットワークを通じ総合的に提供することを主な事業としております。なお、運営局以外では4の非運営局に投資しております。

○ケーブルテレビサービス

加入者に対して、ニュース、スポーツ、映画、その他人気番組などを含む基本ケーブル・サービス（「基本チャンネル」）に加えて様々なプレミアム・サービス（「有料チャンネル」）を提供するものであります。

基本チャンネルは、地上波テレビ放送番組、地域コミュニティ番組、衛星放送番組等約45のチャンネルにより構成されています。一般的なチャンネルのラインナップには、映画専門チャンネルのCSN1ムービーチャンネル、テレビショッピングのショップチャンネル、スポーツチャンネルのJスカイスポーツ1、2、3、ディスカバリーチャンネル、ゴルフネットワークが含まれています。有料チャンネルは、プレミアム映画、スポーツ、競馬、その他特別イベントなどの娯楽番組を提供しており、これらは番組供給会社等から提供を受けております。

○電話サービス

話サービスは平成15年12月31日現在、㈱ジェイコム札幌、㈱木更津ケーブルテレビ、㈱ジェイコム群馬、土浦ケーブルテレビ㈱、調布ケーブルテレビジョン㈱をのぞく14の運営局で提供しており、サービスエリアを順次拡大してまいります。当社グループの電話サービスは市内・長距離電話サービスにおいて、NTT及び他の地域系通信事業者とほぼ同等のサービスを加入者に提供するものであります。

当社グループは、市内・長距離、国際通信事業者、携帯電話、PHS事業者等との間で相互接続協定を締結しております。

○高速インターネット接続サービス

平成15年12月31日現在、高速インターネット接続サービスはすべての運営局で提供しており、平成15年9月からはより高速の“プレミア”サービスも提供を開始しました。

当社グループはアットネットホーム(株)（旧アットホームジャパン㈱）をインターネット接続事業者とする高速インターネット接続サービスを、平成12年6月にJ-COM@NetHomeのブランドで導入しました。このサービスは、高速インターネット接続と豊富なブロードバンド・コンテンツを提供するウェブ・ポータルから成り、当社グループが所有する高速大容量ネットワークとアットネットホーム(株)が構築するバックボーンを直結していることから、バックボーンを一般に開放されたインターネット網に依存する場合に頻繁に起こる通信の混雑は避けられるものと考えています。

○ 局への運営サービス

当社はMSO契約(傘下のケーブルテレビ局との間で締結する全般的な経営指導サービス提供契約)に基づき、19の運営局全てにJ-COM Broadbandブランドと、共通のビジネス戦略に基づいた運営サービスを提供しております。

平成15年12月31日現在の、各地域毎のケーブルテレビ、電話、高速インターネット接続サービスのホームパス世帯数(ケーブルテレビ、電話、高速インターネット回線を敷設した地域の中で接続可能な一戸建て及び集合住宅における世帯数)、加入世帯数及び加入率(%、加入世帯数÷ホームパス世帯数)は以下の通りです。

当社グループ局加入世帯数〉（平成15年12月31日現在）

グループ局名	ケーブルテレビ			電話			高速インターネット接続		
	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2
局(連結子会社)									
ジェイコム東京	739,500	210,000	28.4%	739,500	119,000	16.1%	739,500	86,700	11.7%
木更津ケーブルテレビ	72,100	26,500	36.8%	-	-	-	72,100	9,300	12.9%
ジェイコム群馬	117,700	16,400	14.0%	-	-	-	117,700	8,500	7.3%
ケーブルビジョン21	171,200	39,200	22.9%	109,000	9,100	8.4%	171,200	12,500	7.3%
岡ケーブルネットワーク㈱	401,400	85,300	21.3%	240,300	21,500	9.0%	401,300	29,000	7.2%
ジェイコム北九州	244,400	57,200	23.4%	157,600	14,700	9.3%	244,400	17,600	7.2%
摂ケーブルネット㈱	175,200	44,300	25.3%	118,900	12,700	10.7%	175,200	23,100	13.2%
浦ケーブルテレビ㈱	126,000	38,600	30.6%	-	-	-	126,000	13,500	10.7%
和ケーブル・テレビ・ネットワーク㈱	200,600	59,100	29.5%	130,200	11,600	8.9%	200,600	25,200	12.5%
㈱ケーブルネット下関	68,100	22,700	33.4%	42,800	5,700	13.3%	68,100	7,400	10.9%
㈱ジェイコム関西	1,283,600	300,400	23.4%	1,042,000	116,900	11.2%	1,283,600	129,100	10.1%
㈱ジ ム湘南	409,900	157,000	38.3%	270,500	37,300	13.8%	409,900	46,200	11.3%
㈱ケーブルネット神戸芦屋	232,700	59,800	25.7%	137,800	11,600	8.4%	232,700	24,100	10.4%
㈱メディアさいたま	253,300	59,600	23.5%	160,900	13,100	8.2%	253,300	27,400	10.8%
㈱ケーブルネットワークやちよ	47,700	17,600	36.8%	25,300	3,400	13.4%	47,700	5,600	11.7%
㈱スーパーネットワークユー	58,500	20,300	34.6%	33,700	3,200	9.6%	58,500	7,500	12.8%
㈱ジェイコム関東	1,024,700	238,900	23.3%	1,007,000	174,800	17.4%	1,024,700	141,900	13.8%
㈱ジェイコム札幌	332,200	73,800	22.2%	-	-	-	320,600	18,300	5.7%
運営局(連結子会社) 計	5,958,800	1,526,700	25.6%	4,215,500	554,600	13.2%	5,947,100	632,900	10.6%
運営局(その他)									
調布ケーブルテレビジョン㈱	163,800	24,700	15.1%	-	-	-	163,800	7,000	4.3%
運営局(その他) 計	163,800	24,700	15.1%	-	-	-	163,800	7,000	4.3%
運営局 計	6,122,600	1,551,400	25.3%	4,215,500	554,600	13.2%	6,110,900	639,900	10.5%
(非運営局)									
㈱ケーブルテレビ神戸	171,600	33,800	19.7%	-	-	-	171,600	12,300	7.2%
関西ケーブルネット㈱ (注)1	636,200	172,700	27.2%	-	-	-	636,200	65,200	10.2%
阪神シティケーブル㈱	448,000	61,300	13.7%	-	-	-	448,000	30,100	6.7%
グリ ティケーブルテレビ㈱	124,000	16,500	13.3%	-	-	-	124,000	9,300	7.5%
非運営局 計	1,379,800	284,400	20.6%	-	-	-	1,379,800	116,900	8.5%
合計	7,502,400	1,835,800	24.5%	4,215,500	554,600	13.2%	7,490,700	756,800	10.1%

(注) 1 関西ケーブルネット㈱には、同社傘下の吹田ケーブルテレビジョン㈱、豊中コミュニティケーブルテレビ㈱、高槻ケーブルネットワーク㈱、池田マルチメディア㈱、東大阪ケーブルテレビ㈱、守口・門真ケーブルテレビ㈱の6社を合算計上しております。

2 $加入率(\%) = \frac{加入世帯数}{ホームパス世帯数} \times 100$

3 各サービスの加入世帯数は、当該サービス以外のサービスにも加入している世帯を含めております。

4 平成15年12月31日現在、当社運営局(連結子会社)における総加入世帯数(少なくともひとつのサービスに加入している世帯数)は、1,754,900世帯となっております。

5 ケーブルテレビ加入世帯数に、「電波障害、ケーブルテレビ対応の集合住宅等で地上波及びJ-COMチャンネルのみをケーブルテレビ網を通して視聴している世帯数」を加えたケーブル接続世帯数は、平成15年12月31日現在、当社運営局(連結子会社)で推定4,200,800世帯となっております。

＜系統図＞ （平成15年12月31日現在）



加入者
ケーブルテレビ
電話
高速インターネット接続
「パッケージ販売」
利用料収入
傘下局23局
非運営局4局
（持分法適用関連会社）
㈱ケーブルテレビ神戸
（その他）
関西ケーブルネット㈱
運営局19局
（連結子会社）
㈱ジェイコム東京
㈱ジェイコム群馬
㈱ジェイコム北九州
㈱ジェイコム関西
福岡ケーブルネットワーク㈱
浦和ケーブル・テレビ・ネットワーク㈱
㈱ケーブルネット下関
㈱ジェイコム湘南
㈱ケーブルネット神戸芦屋
㈱メディアさいたま
㈱ケーブルネットワークやちよ
㈱スーパーネットワークユー
㈱ジェイコム関東
㈱ジェイコム札幌
（その他）
相互接続協定
接続料
市内電話・長距離電話、国際電話、携帯電話、PHSの各事業者
インターネット接続事業者
（連結子会社）
アットネットホーム㈱
（持分法適用関連会社）
関西マルチメディアサービス㈱
（対運営局のみ）
番組料金
経営指導料
（対象局）
資金援助
金融子会社
（連結子会社）
㈱ジェイコムファイナンス
㈱ジュピターテレコム
（当社）
番組等
番組料金
番組供給会社
住友商事㈱
（その他の関係会社）
Liberty Japan Inc.
（その他の関係会社）
Microsoft Holdings V,Inc.
（その他の関係会社）

（注） 矢印 ⇨ は、サービス等の提供の流れを示しております。
矢印 ⬅ は、サービス等の提供の対価の流れを示しております。
矢印 ➾ は、資金援助の流れを示しております。

【関係会社の状況】

(平成15年12月31日現在)

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合又は被所有割合(注)1(%)	関係内容				摘要
					役員の兼任等(人)		資金援助(注)2	MSO契約(注)3	
					当社役員	当社職員			
(連結子会社)									
㈱ジェイコム東京	東京都練馬区	10,075	ケーブルテレビ事業	80.07	1	6	有	有	特定子会社(注)6
㈱木更津ケーブルテレビ	千葉県木更津市	1,800	ケーブルテレビ事業	81.69	0	7	有	有	
㈱ジェイコム群馬	群馬県高崎市	1,100	ケーブルテレビ事業	100.00	1	5	有	有	
㈱ケーブルビジョン21	福岡市中央区	3,165	ケーブルテレビ事業	97.95	2	8	有	有	
福岡ケーブルネットワーク㈱	福岡市中央区	2,000	ケーブルテレビ事業	45.00	2	3	無	有	
㈱ジェイコム北九州	北九州市八幡東区	1,801	ケーブルテレビ事業	81.65	2	7	有	有	
北摂ケーブルネット㈱	大阪府箕面市	2,000	ケーブルテレビ事業	55.00	1	4	有	有	
土浦ケーブルテレビ㈱	茨城県土浦市	1,500	ケーブルテレビ事業	70.33	1	4	有	有	
浦和 ル・テレビ・ネッ ノーク㈱	埼玉県さいたま市	1,600	ケーブルテレビ事業	50.10	1	7	有	有	
㈱ケーブルネット下関	山口県下関市	1,000	ケーブルテレビ事業	50.00	2	5	有	有	
㈱ジェイコム関西	大阪市天王寺区	15,500	ケーブルテレビ事業	84.17	2	11	有	有	特定子会社(注)6
㈱ジェイコム湘南	神奈川県横須賀市	5,771	ケーブルテレビ事業	79.50	2	9	有	有	
㈱ケーブルネット神戸芦屋	神戸市中央区	2,900	ケーブルテレビ事業	52.63	1	7	有	有	
㈱メディアさいたま	埼玉県さいたま市	2,993	ケーブルテレビ事業	50.39	2	5	有	有	
㈱ケーブルネットワークやちよ	千葉県八千代市	1,600	ケーブルテレビ事業	58.66	1	6	有	有	
㈱スーパーネットワークユー	千葉県浦安市	3,395	ケーブルテレビ事業	59.09	1	6	有	有	
㈱ジェイコム関東	東京都豊島区	30,004	ケーブルテレビ事業	100.00	2	7	有	有	特定子会社(注)6
㈱ジェイコム札幌	札幌市豊平区	8,800	ケーブルテレビ事業	83.13 (83.13)	2	7	有	有	特定子会社
アットネットホーム㈱	東京都目黒区	7,800	インターネット事業	87.44	4	1	無	無	特定子会社(注)5
㈲ジ コムファイナンス	東京都豊島区	3	金融業務	100.00	1		有	無	
(持分法適用関連会社)									
㈱ケーブルテレビ神戸	神戸市長田区	2,000	ケーブルテレビ事業	20.44	1	4	無	無	
関西マルチメディアサービス㈱	大阪市西区	2,000	インターネット事業	25.75	1	1	無	無	
グリーンシティケーブルテレビ㈱	名古屋市守山区	1,000	ケーブルテレビ事業	20.00	1	1	無	無	
(その他の関係会社)									
住友商事㈱	東京都中央区	169,431	総合商社	31.82	1	—	無	—	(注)5
Liberty Japan, Inc.	米国コロラド州	US$ 1,000	当社への投資持株会社	23.52	—	—	無	—	
Microsoft Holdings V, Inc.	米国ワシントン州	US$ 1,000	当社への投資持株会社	12.92	—	—	無	—	(注)4

(注) 1 「議決権の所有割合又は被所有割合」欄の( )は内書で間接所有割合であります。

2 「資金援助」の「有」は、㈲ジェイコムファイナンス経由及び当社の直接貸付による資金援助を示しております。

3 MSO契約に関しては、「第2 事業の状況 4 経営上の重要な契約等」を参照願います。

4　Microsoft Holdings V, Inc. の議決権の所有割合には日興シティ信託銀行㈱に議決権信託をした株を含めておりません。

5　上記関係会社の内、住友商事㈱, アットネットホーム㈱は、有価証券報告書を提出しております。

6　㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム関西については、売上高（連結会社相互間の内部売上高を除く）の連結売上高に占める割合が10％を超えております。

主な損益情報等

㈱ジェイコム東京	① 売上高	22, 893, 166千円
	② 経常損失	211, 344
	③ 当期純損失	196, 805
	④ 純資産額	△7, 664, 332
	⑤ 総資産額	35, 759, 289
㈱ジェイコム関東	① 売上高	28, 227, 427千円
	② 経常損失	658, 851
	③ 当期純損失	850, 328
	④ 純資産額	△8, 226, 488
	⑤ 総資産額	53, 415, 213
㈱ジェイコム関西	① 売上高	30, 410, 690千円
	② 経常利益	868, 315
	③ 当期純利益	745, 388
	④ 純資産額	8, 828, 353
	⑤ 総資産額	48, 186, 913

7　連結財務諸表に重要な影響を与えている債務超過の関係会社は以下の通りであります。

関係会社名	債務超過の額
㈱ジェイコム関東	8, 226, 488千円
㈱ジェイコム東京	7, 664, 332
㈱ジェイコム北九州	2, 906, 238
㈱ジェイコム群馬	2, 103, 577

5 【従業員の状況】

(1) 連結会社の状況

（平成15年12月31日現在）

従業員数(名)	2, 725

（注）1　従業員数は就業人員であります。主な連結子会社の従業員数は「第3　設備の状況」に記載しております。

2　上記の他、臨時従業員数は平均2, 960名であります。

(2) 提出会社の状況

（平成15年12月31日現在）

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(千円)
520	34. 5	5. 1	6, 471

（注）1　従業員数は就業人員であります。従業員数には関係会社へ出向中の従業員1, 547名、臨時従業員平均199名を含めず、社外からの出向者54名を含めております。

2　平均年齢、平均勤続年数、平均年間給与は、関係会社へ出向中の従業員を含め、社外からの出向者を除き、平成15年12月末の数値を算出しております。

3　平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社及び連結子会社内に労働組合は結成されておりませんが、労使関係は円満に推移しております。

2 【事業の状況】

【業績等の概要】

(1) 業績

当連結会計年度は、世界情勢が3月のイラク戦争とその後のイラク情勢の混乱が続く中で、日本経済は若干の明るさが見えてまいりました。主要大手銀行の大幅増益ニュースに加え、日本政府によるりそな銀行への思い切った公的資金投入措置、年後半では足利銀行の国有化などにより日本の銀行業界にも一応底打ち感は出てまいりました。日経平均株価は４月に20年来の低値を付けましたが年末には10,677円まで上昇しました。日本経済の全般的な回復とは云い難いものの、最高益を更新する企業も多く、業界や企業別の優勝劣敗の傾向が顕著になりつつあるように見えます。

メディア・テレコム業界では、日本テレコムのリップルウッドへの売却やIIJのNTTグループ入り、CWCの行き詰まりなど業界の淘汰と再編は留まることなく進んでおります。一方、放送業界ではプラットフォームの一つプラットワンの早くも脱落のニュースなどはあったものの、12月に東京、名古屋、関西の三大都市圏で開始された地上波デジタルが話題を独占した　っても過言ではないでしょう。

このような背景の中で、当社グループは従来の戦略を一部見直しし、よりサービス面に重点を置き、来るべき新たな展開に備えるべく努力を積み重ねてまいりました。

加入者の獲得については、戸別訪問を営業活動の中心とするものの、コールセンター機能をさらに拡充・強化するとともに、ケーブルテレビ、高速インターネットサービス、電話の３サービスのバンドル化を進め、積極的な営業展開を行いました。

以上の活動の結果、当連結会計年度の連結売上高は、前年同期比26,499百万円、21%増加の152,001百万円となりました。これは、ケーブルテレビ・高速インターネット接続・電話の各サービスの加入者増加、ケーブルテレビベーシック料金改定の浸透によるものであります。

スケールメリットの追求と経営努力により売上原価の伸びを前年同期比12%に抑えることが出来たため、売上総利益は前年同期比37%増加しました。 また、販売費及び一般管理費は前年同期比2%減少し、その結果、営業利益は前年同期比17,692百万円改善し、[illegible]0百万円の黒字に転換致しました。

営業外損益では、本年1月に締結したシンジケートローンの借入に伴う純金利負担が前年同期に比較して88%増加の5,805百万円となりました。しかしながら、経常利益は前年同期と比較して13,248百万円改善し 2,409百万円の利益を計上致しました。

特別利益では、補助金収入が124百万円減少したものの、特別損失では 幹線のアップグレード工事が完了したこともあり、当期の固定資産除却損は 584百万円と、前年同期比573百万円減少しました。

上記により、税金等調整前当期純利益は前年同期比 13,810百万円改善して2,293百万円となり、これに法人税等や少数株主損益を加減した当期純利益は797百万円と、設立以来初の黒字転換を果たしました。

資金調達に関しましては、本年1月、内外の主要銀行との間で総額1,400億円のシニアシンジケートローン契約を締結、2月12日に本融資枠に基づく借り入れを実行しました。これに先立ち、当社の主要株主であるリバティメディアグループ、住友商事株式会社、マイク

ロソフト社との間で、総額1,500億円の劣後借り入れ契約も締結し、全額借り入れを実行しました。今回の資金調達は当社グループのこれまでの成長とその将来性が金融機関から高く評価されたことにより実現したもので、これにより、一層自立的な長期安定資金が確保されました。

4月17日に開催された臨時株主総会においては、資本の充実をはかるために、リバティメディア社、住友商事株式会社からの劣後融資の一部を株式に転換するために、第三者割当による新株発行増資を決定し、5月15日に払込が完了いたしました。増資後の資本金は631億円、資本剰余金が178億円となりました。

3月27日に開催された定時株主総会後の取締役会において新たに、代表取締役社長 最高経営責任者(CEO)として森泉知行、取締役副社長に吉田幸弘が選任され、就任いたしました。

当連結会計期間において、新たに当社グループに加わった連結対象となる運営局はありません。

ーブルテレビサービス

当連結会計年度において、チャンネルラインアップの充実に見合ったベーシック料金の改定を計画どおりに実施いたしました。更にお客様に喜んでいただける強力コンテンツとして、11月からディズニーチャンネルの放送を開始いたしました。さらに、コミュニティチャンネルを顧客獲得に最大限活用すべくジェイコムチャンネルの見直しも行いました。12月には地上波デジタル放送が開始されましたがアンテナ受信による視聴範囲が極めて限定されているため、ケーブルテレビのネットワークを活用してより広範囲に視聴者に地上波デジタル放送を提供すべく再送信サービスを開始いたしました。

ケーブルテレビの期末ホームパス数は5,959千世帯（前年同期比2.6％増）となり、ベーシックサービス加入者数は1,527千世帯（同7.3％増）となりました。

○電話サービス

電話サービスにつきましては、従来の計画に則ってホームパスを拡げ、当期末には前年同期比46％増の4,216千世帯となり、加入世帯数は555千世帯（平成14年12月末比約59％増）に増加いたしました。

高速インターネット接続サービス

高速インターネット接続サービスにつきましては、ADSLに続いて、NTTグループのBフレッツなど光ファイバーの高速接続サービスも本格的に市場に参入し激しいシェア争い、価格競争の戦国時代が続いております。私どもは、サービス内容の充実に重点をおき、極力価格競争の埒外に身を置くように努めました。9月からは順次運営局において30Mbサービスを開始し、顧客から好評を得ております。高速インターネット接続サービスのホームパス世帯数は、5,947千世帯にまで拡大し、加入者数は633千となりました。

これらの結果、いずれかのサービスに加入している総加入世帯数は、1,755千世帯（10.3％増）となり、また加入世帯当たりのサービス提供数は1.55に達しました。

なお、事業の種類別セグメントの業績は、当社グループが単一セグメントのケーブルテレビ事業を行っているため、開示しておりません。また、所在地別業績については、本邦以外の国又は地域に所在する連結子会社及び重要な在外支店がないため、記載を省略しております。

(2) キャッシュ・フローの状況

(営業活動によるキャッシュ・フロー)

営業活動によるキャッシュ・フローは税金等調整前当期純利益が前連結会計年度と比較して13,810百万円増加し、また減価償却費が同じく3,294百万円増加したこと、一部利用料収入入金の早期化等の要因により、前年同期比23,327百万円増加の38,371百万円となりました。

(投資活動によるキャッシュ・フロー)

投資活動によるキャッシュ・フローは主として連結対象会社における幹線敷設工事やアップグレード工事、電話サービスなどの新たなサービスの為の主要設備投資が一段落したこと、また加入者設備接続工事件数が前連結会計年度を下廻っていること等の理由により前連結会計年度と比較して 21,507百万円少ない35,160百万円の支出となりました。

(財務活動によるキャッシュ・フロー)

1月に締結のシンジケート銀行団との契約に基づき、シンジケートに参加する連結対象会社の融資実行日時点に於ける既存の借入金は、原則として日本政策投資銀行からの借入金を除いて全て返済し、シンジケート団からの借入金ならびに当社の主要株主であるリバティメディアグループ、住友商事株式会社 及びマイクロソフト社からの長期劣後借入金に切り替えました。その後 5月中旬、リバティメディアグループ及び住友商事株式会社からの長期劣後借入金の一部 32,261百万円は現物出資による新株発行により資本金及び資本剰余金に転換されました。しかしながら、当連結会計年度」においては、大きな追加資金の需要がなかったため 財務活動によるキャッシュ・フローは前連結会計年度に比べ 41,756百万円少ない1,196百万円のキャッシュアウトとなりました。

以上により、当連結会計年度末の資金は9,704百万円となりました。

【販売の状況】

当連結会計年度の販売実績は次のとおりであります。

区分	金額(千円)	前年同期比(%)
利用料収入等(注)3	132,446,438	126.0
その他の収入(注)4	19,554,658	95.9
合計	152,001,096	121.1

(注) 1 金額には、消費税等は含まれておりません。
2 主な相手先別の販売実績については総販売実績に対する割合が10%以上の相手先はありませんので記載を省略しております。
3 利用料収入等の主な内訳は、加入者利用料収入130,448,962千円であります。
4 その他の収入の主な内訳は、設備工事負担金収入1,568,746千円、引込線工事収入3,210,481千円、電波障害維持管理収入2,061,470千円、電話工事収入1,361,914千円、インターネット工事収入1,430,710千円であります。

3 処すべき課題】

当社グループの重要課題の一つは、引き続き、加入世帯数の更なる拡大にあります。このためには、各サービスの加入率(ホームパスに対する加入世帯数の割合)を高めることが肝要と考えています。加入率を高めることで競争力を強化し、投資効率の高いオペレーションが可能になると考えています。

主力サービスであるケーブルテレビの加入率をさらに高めるためには、良質のコンテンツ提供が不可欠であり、番組提供会社との協力関係を強化しつつ、これを実現したいと考えております。

地上波デジタル放送、デジタル双方向サービスについては、平成16年前半を目処に、関東エリアと関西エリアの全J-COM Broadband局(14社)において地上デジタル放送の再送信サービス等を開始いたします。VODにつきましても平成16年春頃よりサービス開始の予定です。

また、生産性・効率性追求の観点から、コールセンター機能の充実・強化を図り、コールセンターを通じた加入獲得にも注力してまいります。

資金面では、シンジケートローン方式による借入を実現しましたが、更に、株式市場が回復次第、株式上場の実現に積極的に取り組む所存であります。

【経営上の重要な契約等】

(1) MSO契約

契約の名称	相手先名	契約内容	契約期間
「基本契約書」及び「覚書」	当社運営局(注)	当社による当社運営局に対する経営・業務協力	相手先毎に異なりますが、通常1年であり、契約満了の30日前までに見直しの申し入れがない限り、更に1年延長されます。

(注) ㈱ジェイコム東京、㈱ジェイコム関西、㈱ジェイコム関東、㈱ジェイコム札幌他15局

当社は当社運営局に対しMSO契約に基づき、以下の経営、運営指導サービスを提供しています。

・事業計画と予算作成の支援や指導を含む全ての営業と管理サービス
・番組の選定と調達
・総合研修や支援を含むセールスとマーケティング・プログラム
・一元化した包括的な顧客管理サービス(カスタマーサービス、課金・代金回収システムの構築を含む)
・ネットワークのデザイン・建設・保守の支援などを含む専門技術
・ネットワーク機器や建設資材の仕様や調達に対する支援
・[illegible]化された会計・財務システムの整備及び統合運営
・人事・総務に関わる体制の整備及び運営管理の支援

さらに、各運営局の社長を当社から派遣しております。各運営局の取締役及び上級職員は毎月、当社の取締役と定例会議を開き財務、業績、営業、マーケティングに関し打合わせています。

当社運営局はJ-COM Broadbandブランドの下でサービスを提供し、上記経営、運営指導等サービスの対価として、当社に毎月加入者数に応じた手数料並びに機材調達に関する手数料の支払いを行います。当社の上記サービスにより顧客獲得等当社運営局の業績を向上させることができると考えています。

(2) 番組供給契約

契約の名称	相手先名	契約内容	契約期間
「有線テレビジョン放送番組供給契約書」等	番組供給事業者(注)	当社傘下局に対する衛星等を経由した番組供給	相手先毎に異なりますが、通常1年であり、契約満了の3ヶ月以上前に他の当事者に対する書面による本契約の変更あるいは解約の通知がない限り、更に1年間延長されます。

(注) ジュピターエンタテイメント㈱、ジュピターゴルフネットワーク㈱他38社

(3) 相互接続協定

契約の名称	相手先名	契約内容	契約期間
「相互接続協定書」等	電気通信事業者(注)	電気通信事業法に基づく、当社傘下局と他の電気通信事業者との相互接続	相手先毎に異なりますが、通常特に定めておらず、解除の場合は一定の期間前までに相手方に書面で通知することとなっています。

(注) 東日本電信電話㈱、西日本電信電話㈱等、合計49社
上表のほか、電話サービスを開始した当社傘下局間でも相互接続協定を締結しています。

5 【研究開発活動】

該当事項はありません。

3 【設備の状況】

【設備投資等の概要】

当連結会計年度の設備投資は、幹線延伸工事、幹線部分の光同軸ハイブリッド方式へのアップグレード工事、デジタルヘッドエンド設備、電話事業にかかる交換機及びホストデジタルターミナル並びに加入者設備工事を中心に実施しました。

幹線延伸工事については、㈱ジェイコム関西の各地域、㈱ケーブルネット神戸芦屋、福岡ケーブルネットワーク㈱、㈱ジェイコム関東等の各営業地域において、幹線部分を約1,503km延伸し、平成15年12月末現在の総延長は約34,362kmとなりました。

この結果、当社運営局のケーブルテレビサービスのホームパス世帯数は、平成15年12月末現在で5,959千世帯となり前年度末比149千世帯の増加となりました。

次連結会計年度も引き続き幹線延伸による営業地域の拡大に努め、総額2,418百万円を投入し、幹線を約910km延伸する計画であります。

- プグレード工事は、多彩なブロードバンド（広帯域）サービスを提供するインフラとして、幹線を従来の450MHzの同軸方式から750MHzの光同軸ハイブリッド（HFC）方式へ移行させるもので、平成15年12月末現在当社運営局の幹線部分の100％が完了しております。

工事が完了した地域より、順次高速インターネット接続サービスを開始し、平成15年12月末には高速インターネット接続サービスのホームパス世帯数は5,947千世帯（前年度末比197千世帯増）、同じく電話サービスでは4,216千世帯（同1,333千世帯増）となっております。

次連結会計年度では、総額で2,476百万円を投入し、当連結会計年度から継続工事中の ·部地域を含む、残る地域の電話対応工事（幹線）並びに集合住宅（ＭＤＵ）の双方向化対応工事を推進する計画であります。

デジタルヘッドエンド設備に対する投資は、デジタル化の計画が遅れたため、約1,907百万円の実績となりました。

電話サービスについては、当連結会計年度では新たに開始した局はなく拡張のみでした。これら電話サービスの提供地域拡大のため、交換機、ホストデジタルターミナル及び伝送装置として4,547百万円の設備投資を行いました。

次連結会計年度については、さらにサービス提供地域を拡大すべく約5,447百万円の投資を行う計画であります。

加入者設備工事（集合住宅（ＭＤＵ）への引込線工事を含む）は、接続数が当初計画の68％（グロス）に留まり、当初計画の [illegible]39百万円に対し、約21,664百万円の実績となりました。引き続き加入者の獲得に最大限の努力をし、次連結会計年度の加入者設備工事には19,695百万円程度を投入する計画であります。

【主要な設備の状況】

当社グループ(当社及び連結子会社)の当連結会計年度(平成15年12月31日現在)における主要な設備は、次の通りであります。

(1) 提出会社

(平成15年12月31日現在)

事業所名(所在地)	設備の内容	帳簿価額(千円)					従業員数(名)
		建物及び構築物	機械装置及び運搬具	土地(面積千㎡)	その他	合計	
本社(東京都豊島区)	事務所設備・その他	17,687	―	―(―)	166,888	184,575	219
ジェイコムメディアセンター(東京都練馬区)	その他設備	240,376	―	―(―)	21,013	261,389	29
ジェイコムメディアプラザ(福岡市中央区)	事務所設備	660,089	―	429,042(2)	3,431	1,092,562	103

(注) 1 主な賃借設備

本社事務所　支払賃料 134,345千円(平成15年1月1日から平成15年12月31日までの支払額)

ジェイコムメディアセンター　支払賃料 108,000千円(平成15年1月1日から平成15年12月31日までの支払額)

2 ジェイコムメディアプラザは当社九州事務所の他、連結子会社である㈱ケーブルビジョン21及び福岡ケーブルネットワーク㈱が入居(賃貸)しております。

3 その他は工具・器具及び備品であります。

2) 国内子会社

（平成15年12月31日現在）

会社名 （所在地）	設備の内容	帳簿価額（千円）					従業員数 （名）
		建物 及び構築物	機械装置 及び運搬具	土地 （面積千㎡）	その他	合計	
㈱ジェイコム東京 （東京都練馬区）	ケーブルテレビ 放送設備等	11,622,830	3,776,534	－ （－）	172,346	15,571,710	288
㈱ジェイコム群馬 （群馬高崎市）	同上	2,832,602	136,290	－ （－）	41,629	3,010,521	38
福岡ケーブル ネットワーク㈱ （福岡市中央区）	同上	4,761,503	2,401,469	122,382 （1）	96,981	5,842,931	150
㈱ジェイコム北九州 （北九州市八幡東区）	同上	4,796,883	628,143	320,924 （0）	96,981	5,842,931	75
土浦ケーブルテレビ㈱ （茨城県土浦市）	同上	3,405,286	618,089	－ （－）	13,885	4,037,260	69
浦和ケーブル・テレビ ・ネットワーク㈱ （埼玉県さいたま市）	同上	3,125,798	687,781	－ （－）	46,467	3,860,046	65
㈱ジ　’コム関西 （大　　天王寺区）	同上	19,668,246	5,989,745	99,917 （　）	107,254	25,865,162	331
㈱ジェイコム湘南 （神奈川県横須賀市）	同上	9,684,810	2,393,371	197,160 （1）	124,220	12,399,561	164
㈱ケーブルネット 神戸芦屋 （神戸市中央区）	同上	3,527,570	495,071	52,300 （0）	71,249	4,146,190	46
㈱メディアさいたま （埼玉県さいたま市）	同上	4,637,621	664,618	－ （－）	14,988	5,317,227	60
㈱ジェイコム関東 （東京都豊島区）	同上	18,894,041	2,288,148	193,941 （3）	241,051	21,617,181	350
㈱ジェイコム札幌 （札幌市豊平区）	同上	7,122,613	616,826	372,558 （4）	102,061	8214,058	88

（注）1　主な賃借設備

九州電力㈱　福岡市博多区・西区光ファイバー心線（幹線設備）

年間リース料 25,771千円　リース契約残高　431,672千円

2　その他は工具・器具及び備品並びに建設仮勘定であります。

【設備の新設、除却等の計画】

(1) 重要な設備の新設等

会社名	所在地	設備の内容	投資予定額(千円) 総額	投資予定額(千円) 既支払額	資金調達方法	着手年月	完了予定年月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱ジェイコム湘南 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都港区 東京都練馬区 神奈川県横須賀市 福岡市中央区	加入者設備工事	15,437,995	―	自己資金及び借入	平成16年1月	平成16年12月
土浦ケーブルテレビ㈱ ㈱ジェイコム関西 ㈱木更津ケーブルテレビ ㈱ジェイコム東京 他1	茨城県土浦市 大阪市天王寺区 千葉県木更津市 東京都練馬区	幹線延伸工事(タップ増設を含む)	2,418,491	―	自己資金及び借入	平成16年1月	平成16年12月
㈱ジェイコム関西 ㈱ジェイコム湘南 ㈱メディアさいたま 他14社	大阪市天王寺区 神奈川県横須賀市 さいたま市高鼻町	電話事業対応アップグレード	1,653,384	―	自己資金及び借入	平成16年1月	平成16年12月
㈱ジェイコム関西 ㈱ジェイコム東京 ㈱スーパーネットワークユー 他15社	大阪市天王寺区 東京都練馬区 千葉県浦安市	集合住宅設備のインターネット事業対応アップグレード	822,604	―	自己資金及び借入	平成16年1月	平成16年12月
㈱ジェイコム東京 ㈱ジェイコム関西 福岡ケーブルネットワーク㈱ 他15社	東京都練馬区 大阪市天王寺区 福岡市中央区	デジタル化対応設備投資	3,422,939	―	自己資金及び借入	平成16年1月	平成16年12月
㈱ジェイコム関西 ㈱メディアさいたま 浦和ケーブル・テレビ・ネットワーク㈱ 北　ーブルネット㈱ ㈱ジェイコム湘南 他13社	大阪市天王寺区 埼玉県さいたま市 埼玉県さいたま市 大阪府箕面市 神奈川県横須賀市	集合住宅への引込線工事及び電話事業対応	3,433,664	―	自己資金及び借入	平成16年1月	平成16年12月
㈱ジェイコム札幌 ㈱ジェイコム東京 ㈱ジェイコム湘南 ㈱ジェイコム関東 他13社	札幌市豊平区 東京都練馬区 神奈川県横須賀市 東京都港区	電話事業に係る交換機及びホストデジタルターミナルおよび伝送装置等	5,446,711	―	自己資金及び借入	平成16年1月	平成16年12月

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の除却等

該当事項はありません。

4 【提出会社の状況】

【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
計	15,000,000

② 【発行済株式】

種類	事業年度末現在発行数(株)(平成15年12月31日)	提出日現在発行数(株)(平成16年3月30日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	4,684,535.74	4,684,535.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式(注)
計	4,684,535.74	4,684,535.74	—	—

(注) 発行済株式数には現物出資による発行株式750,250株が含まれております。

(2) 【新株予約権等の状況】

① 新株予約権

平成15年10月3日開催の臨時株主総会決議によるもの

	事業年度末現在(平成15年12月31日)	提出日の前月末現在(平成16年2月29日)
新株予約権の数(個)	6,787	6,780
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	40,722 (新株予約権1個当たりの目的となる株式の数　6株)	40,680 (新株予約権1個当たりの目的となる株式の数　6株)
新株予約権の行使時の払込金額	新株予約権1個につき 552,000円	同左
新株予約権の行使期間	自　平成14年9月12日 至　平成24年8月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株予約権の行使の条件	※	同左
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※新株予約権行使の条件

1　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株予約権を行使することができます。

2　新株予約権は、下記6の場合を除き、割当対象者に限り行使することができます。

3　割当対象者（但し、新株予約権の割当に際して取締役会が定める割当対象者名簿（以下、単に「割当対象者名簿」という。）に「非管理職」として記載されている割当対象者を除く。）は、平成16年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とします。

(ア)　平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができます。

(イ)　平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができます。

(ウ)　平成18年9月12日から平成19年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができます。

(エ)　平成19年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4　割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記3及び4の定めにかかわらず、下記8記載の「新株予約権割当契約」に定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記8記載の「新株予約権割当契約」に定めるところによるものとします。

7　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8　上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

平成14年7月8日開催の臨時株主総会決議によるもの

	事業年度末現在 (平成15年12月31日)	提出日の前月末現在 (平成16年2月29日)
新株予約権の数(個)	4,808	4,691
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	28,848 (新株予約権1個当たりの目的となる株式の数　6株)	28,146 (新株予約権1個当たりの目的となる株式の数　6株)
新株予約権の行使時の払込金額	新株予約権1個につき 552,000円	同左
新株予約権の行使期間	自　平成14年9月12日 至　平成24年8月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株予約権の行使の条件	※	同左
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※新株予約権行使の条件

1　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株予約権を行使することができます。

2　新株予約権は、下記6の場合を除き、割当対象者に限り行使することができます。

3　割当対象者（但し、新株予約権の割当に際して取締役会が定める割当対象者名簿（以下、単に「割当対象者名簿」という。）に「非管理職」として記載されている割当対象者を除く。）は、平成15年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とします。

（ア）　平成15年9月12日から平成16年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができます。

（イ）　平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができます。

（ウ）　平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができます。

（エ）　平成18年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4　割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記3及び4の定めにかかわらず、下記8記載の「新株予約権割当契約」に定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記8記載の「新株予約権割当契約」に定めるところによるものとします。

7　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8　上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

② 商法等の一部を改正する法律(平成13年法律第128号)による改正前の商法(以下「旧商法」という。)第280条ノ19の規定に基づくストックオプションの内容等は次のとおりであります。

平成12年8月23日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成15年12月31日)	提出日の前月末現在 (平成16年2月29日)
新株引受権の数	—	—
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	2,088	2,088
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成12年9月11日 至　平成22年8月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者（但し、非管理職を除く。）は、平成13年9月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が1株に満たない端数がある場合には、1株に切り上げた数とします。

(ア)　平成13年9月12日から平成14年9月11日までは、付与株式数の4分の1について、行使することができる。

(イ)　平成14年9月12日から平成15年9月11日までは、付与株式数の4分の2について、行使することができる。

(ウ)　平成15年9月12日から平成16年9月11日までは、付与株式数の4分の3について、行使することができる。

(エ)　平成16年9月12日から平成22年8月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年9月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年8月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　新株引受権付与後、被付与者が、当社又は当社グループ事業会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記3及び4の定めに拘らず、下記7記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

6　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記７記載の「新株引受権付与契約」に定めるところによるものとします。

7　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成12年８月23日開催の当社臨時株主総会決議及び同日開催の当社取締役会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

8　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

平成13年５月１日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成15年12月31日)	提出日の前月末現在 (平成16年２月29日)
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	117,982	105,790
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成13年９月12日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者（但し、非管理職を除く。）は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には、１株に切り上げた数とします。

（ア）　平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

(イ)　平成14年9月12日から平成15年9月11日までは、付与株式数の4分の2について、行使することができる。

(ウ)　平成15年9月12日から平成16年9月11日までは、付与株式数の4分の3について、行使することができる。

(エ)　平成16年9月12日から平成22年8月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年9月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年8月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　上記3及び4の定めにかかわらず、被付与者のうち、新株引受権付与時点において、当社又は当社のグループ事業会社の役員若しくは従業員の地位を退任若しくは退職している認定支援者で当社が特に指定した者については、会社の新規株式公開の日又は平成13年9月12日のいずれか後に到来する日から2年間に限り、付与された新株引受権の全部又は一部を行使することができます。

6　新株引受権付与後、被付与者が、当社又は当社グループ会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記3及び4の定めに拘らず、下記8記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

7　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株予約権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記8記載の「新株引受権付与契約」に定めるところによるものとします。

8　上記の他、被付与者が当社又は当社のグループ事業会社の役員又は従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成13年4月27日開催の取締役会決議及び平成13年5月1日開催の当社臨時株主総会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

9　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成11年7月28日 (注)1	124,000.00	798,000.00	6,200,000	39,900,000	—	—
平成12年2月26日 (注)2	54,000.00	852,000.00	2,700,000	42,600,000	—	—
平成12年5月10日 (注)3	66,000.00	918,000.00	3,300,000	45,900,000	—	—
平成12年9月1日 (注)4	393,428.58	1,311,428.58	1,100,000	47,000,000	1,637,589	1,637,589
平成12年9月30日 (注)5	2,622,857.16	3,934,285.74	2,622	47,002,622	—	1,637,589
平成15年5月16日 (注)6	750,250	4,684,535.74	16,130,375	63,132,997	16,130,375	17,767,964

(注) 1 有償株主割当(674：124) 発行価格 50,000円
資本組入額 50,000円
2 有償株主割当(798：54) 発行価格 50,000円
資本組入額 50,000円
3 有償株主割当(852：66) 発行価格 50,000円
資本組入額 50,000円
4 ㈱タイタス・コミュニケーションズ(現㈱ジェイコム関東)との株式交換(交換比率1：約0.32)
5 有償株主割当(1：2) 発行価格 1円
資本組入額 1円
6 現物出資 発行価格 43,000円
資本組入額 21,500円

(4) 【所有者別状況】

(平成15年12月31日現在)

区分	株式の状況								単元未満株式の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数(人)	—	1	—	3	7	1	—	12	—
所有株式数(株)	—	303,500	—	1,648,045	2,732,990	10,480	—	4,684,535	0.74
所有株式数の割合(%)	—	6.48	—	35.18	58.34	0.27	—	100.00	—

5) 【大株主の状況】

(平成15年12月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
友商事㈱	東京都中央区晴海１－８－１１	1,490,657.00	31.82
iberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	23.52
icrosoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052-6399, USA	605,296.06	12.92
iberty Japan IV, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	375,125.00	8.01
iberty Kanto, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	314,743.00	6.72
日興シティ信託銀行㈱	東京都品川区東品川２－３－１４ シティコープセンター	303,500.00	6.48
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	5.88
三井物産㈱	東京都千代田区大手町１－２－１	78,694.00	1.68
松[illegible]産業㈱	大阪府門真市大字門真１００６	78,694.00	1.68
Liberty Japan II, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.07
リー ダニエルズ	東京都渋谷区大山町３３－９	10,480.34	0.22
計	―	4,684,535.40	100.00

6) 【議決権の状況】

① 【発行済株式】

(平成15年12月31日現在)

区分	株式数(株)	議決権の数(個)	内容
議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	—	—	—
完全議決権株式(その他)	普通株式 4,684,535.00	4,684,535	権利内容に何ら限定のない当社における標準的な株式
単元未満株式	普通株式 0.74	—	同上
発行済株式総数	4,684,535.74	—	—
総株主の議決権	—	4,684,535	—

② 【自己株式等】

(平成15年12月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
—	—	—	—	—	—
計	—	—	—	—	—

(7) 【ストックオプション制度の内容】

① 平成15年10月3日開催の臨時株主総会決議によるもの

平成15年9月18日開催の当社取締役会決議及び平成15年10月3日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てました。

決議年月日	平成15年10月3日臨時株主総会決議
付与対象者の区分及び人数	当社取締役5名、当社監査役1名、当社従業員465名、当社の子会社及び関連会社の取締役、監査役及び従業員134名
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株予約権の行使時の払込金額	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

② 平成14年7月8日開催の臨時株主総会決議によるもの

平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てました。

決議年月日	平成14年7月8日臨時株主総会決議
付与対象者の区分及び人数	当社取締役1名、当社監査役1名、当社従業員499名、当社の子会社及び関連会社の取締役、監査役及び従業員246名
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株予約権の行使時の払込金額	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

③ 平成12年8月23日開催の臨時株主総会決議によるもの

平成12年8月23日開催の当社臨時株主総会の特別決議及び同日開催の当社取締役会決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与いたしました。

決議年月日	平成12年8月23日臨時株主総会決議
付与対象者の区分及び人数	平成12年8月23日開催の当社臨時株主総会終結時に在任または在籍する当社の取締役7名、従業員378名、平成12年9月1日付けで新たに当社の取締役として就任した者6名及び同日付で新たに当社の従業員として入社した者6名並びに新事業創出促進法第11条の5第2項に定める当社認定支援者1,505名
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新　受権の譲渡に関する事項	同上

④ 平成13年5月1日開催の臨時株主総会決議によるもの

平成13年4月27日開催の当社取締役会の決議及び平成13年5月1日開催の当社臨時株主総会の特別決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与致しました。

決議年月日	平成13年5月1日臨時株主総会決議
付与対象者の区分及び人数	平成13年5月1日開催の当社臨時株主総会の特別決議に基づく新株引受権にかかる権利付与日において当社に在任または在職する当社の取締役12名、従業員461名、及び新事業創出促進法第11条ノ5第2項に定める当社認定支援者1,397名。但し、付与対象者のうち、平成12年8月23日開催の当社臨時株主総会の特別決議に基づき商法第280条ノ19及び新事業創出促進法第11条ノ5第2項に定める新株引受権を付与された者については、当社の求めに従って、所定の期間内に当該新株引受権全てにつき放棄を行ったことを条件とします。
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

【自己株式の取得等の状況】

(1) 【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3 【配当政策】

当社は株主に対する利益還元を経営の重要な課題の一つとして位置付けています。しかしながら、当社は累積損失を計上し、設立以来配当を実施しておらず、内部留保資金もありません。また当面は当社事業の確立、発展のために多くの資金を必要としておりますので、当社は、配当金による株主への利益還元は当面実施しない予定であります。

4 【株価の推移】

当社株式は、非上場であり、かつ店頭登録もしておりませんので、該当事項はありません。

【役員の状況】

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役社長 代表取締役		森泉知行	昭和23年1月3日生	昭和45年4月	住友商事㈱入社	—
				平成5年1月	米国住友商事会社 SCOA投資事業部	
				平成7年1月	米国住友商事会社 Phoenixcor Inc. 会長	
				平成8年10月	ジュピター・ショップチャンネル㈱代表取締役	
				平成12年2月	㈱ジュピター・プログラミング代表取締役 ジュピターサテライト放送㈱代表取締役	
				平成15年1月	当社社長付	
				平成15年3月	当社代表取締役社長就任（現在）	
取締役副社長 代表取締役		グレゴリー アームストロング	昭和21年9月27日生	昭和46年1月	Viacom Cablevision of SF入社	—
				平成6年8月	Tele-Communications International, Inc. 入社 Senior Vice President of Cable Operation	
				平成10年1月	Liberty Media International, Inc. Managing Director, Latin America	
				平成12年9月	On Command Corporation Executive Vice President and Chief Operating Officer	
				平成14年1月	当社代表取締役副社長就任(現在)	
取締役副社長	企画・管理担当	吉田幸弘	昭和20年8月10日生	昭和43年4月	住友商事㈱入社	—
				平成3年6月	同投資事業本部海外事業部長	
				平成8年2月	米国住友商事会社(同社投資事業部長)	
				平成10年4月	住友商事㈱理事兼米国住友商事会社(同社副社長)	
				平成11年4月	同理事 メディア事業本部副本部長	
				平成13年4月	同理事 情報産業総括部長(現任)	
				平成14年3月	当社監査役就任	
				平成15年3月	当社取締役副社長就任（現在）	
常務取締役	チーフフィナンシャルオフィサー	春山昭彦	昭和30年9月12日生	昭和54年4月	伊藤忠商事㈱入社	—
				平成2年7月	㈱日本長期信用銀行	
				平成11年4月	NTTドコモ㈱	
				平成13年2月	CASTY Inc.	
				平成15年11月	当社チーフフィナンシャルオフィサー	
				平成16年3月	当社常務取締役就任（現在）	
常務取締役	対外企画担当	平山泰史	昭和19年1月9日生	昭和42年4月	住友商事㈱入社	—
				昭和63年3月	米国住友商事	
				平成8年1月	当社社長室長	
				平成8年6月	当社取締役就任	
				平成9年9月	当社常務取締役就任(現在)	

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		中井戸 信英	昭和21年年11月1日生	昭和46年4月 平成4年6月 平成9年4月 平成10年4月 平成10年6月 平成11年4月 平成13年4月 平成14年4月 平成15年3月	住友商事(株)入社 同社 機械システム部長 米国住友商事会社(同社サンフランシスコ支店長兼サンタクララ駐在員事務所長) 住友商事(株)理事 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部長 同社 取締役 ネットワーク事業本部長 eビジネス事業部担当 同社 代表取締役常務 情報産業事業部門長補佐 ネットワーク事業本部長 eビジネス事業担当(現在) 当社取締役就任(現在)	—
取締役		吉井 伸吾	昭和22年年8月23日生	昭和46年4月 平成7年8月 平成10年4月 平成12年4月 平成13年4月 平成14年4月 平成15年3月	住友商事(株)入社 同社 名古屋支社機電部長 同社 情報通信第一事業部長 兼 中部支社機電部長 同社 理事 メディア事業本部副本部長 情報産業業務部長 情報通信第一事業部長 同社 理事 ネットワーク事業本部副本部長 eビジネス事業部副担当 同社 理事 メディア事業本部長(現在) 当社取締役就任(現在)	—
取締役		青木 二仁	昭和22年3月13日生	昭和45年5月 平成10年12月 平成11年3月 平成11年4月 平成13年4月 平成14年4月	住友商事(株)入社 住友商事(株)ケーブルテレビ事業部長 当社取締役就任(現在) 住友商事(株)ケーブルテレビ・衛星事業部長 同社理事 メディア事業本部副本部長 ケーブルテレビ・衛星事業部長(現在) 同社理事 情報産業事業部門長付(現在)	—
取締役		ミランダ カーチス	昭和30年11月26日生	平成4年5月 平成7年1月 平成8年9月 平成11年2月	TCI International, Inc.入社 当社取締役就任(現在) 同社 Executive Vice President Liberty Media International, Inc. President(現在)	—
取締役		グラハム ホリス	昭和27年1月9日生	平成6年7月 平成7年5月 平成10年3月 平成12年9月	TCI International, Inc.入社 同社(現 Liberty Media International, Inc.) Executive Vice President & CFO(現在) 当社監査役就任 当社取締役就任(現在)	—
取締役		西村 泰重	昭和10年10月25日生	昭和34年4月 平成7年1月 平成10年3月 平成10年11月 平成12年9月	住友商事(株)入社 当社代表取締役社長 当社顧問 Liberty Media Corp.在日顧問(現在) 当社取締役就任(現在)	—

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		マーク ブラウン	昭和39年7月24日生	昭和62年 平成10年5月 平成12年1月 平成14年8月 平成16年3月	Union Bank of Switzerland Goodwin, Procter&Hoar LLP Manager, Microsoft Corporation Senior Manager, Corporate Development Group, Microsoft Corporation 当社取締役就任(現在)	—
取締役		サンジェイ チェッダ	昭和41年11月24日生	昭和63年8月 平成4年9月 平成7年8月 平成8年10月 平成10年5月 平成11年1月 平成13年5月 平成15年3月	Salomon Brothers Corporate Financial Analyst Microsoft Corp. Product Manager, Consumer Division 同社 Product Planning Manager, MSN 同社 Program Manager, Internet Platforms and Tools Division, Commercial Systems Division Group Program Manager, Platforms Division Director, Business Development and Investments Managing Director, Corporate Development (現在) 当社取締役就任 (現在)	—
監査役 常勤		松本 征夫	昭和19年6月10日生	昭和42年4月 平成3年4月 平成8年10月 平成10年12月 平成12年2月 平成15年5月	住友商事㈱入社 同社衛星通信事業室参事 ㈱サテライトジャパン事務従事 同社映像メディア事業部参事 (シンガポール駐在) JAPAN ENTERTAINMENT TELEVISION PTE. LTD. 事務従事 同社情報通信第二事業部参事 ㈱インタラクティブソリューションズ兼エンゲージテクノロジーズジャパン㈱ 事務従事 同社ケーブルテレビ・衛星事業部参事 当社財務企画部(現資金部)部長 当社監査役就任(現在)	—
[illegible]役		林 正俊	昭和31年1月20日	昭和53年4月 平成8年7月 平成12年5月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 メディア事業本部長付 同社 情報産業業務部長付 同社 情報産業総括部長付 同社 メディア事業本部映像メディア事業部長 同社 情報産業総括部長 (現在) 当社監査役就任 (現在)	—
監査役		スー ブロヴァン	昭和40年5月28日生	平成7年7月 平成10年7月 平成12年9月	TCI International, Inc. Controller Liberty Media International, Inc. Director of Finance(現在) 当社監査役就任(現在)	—
			計			—

(注) 監査役 林 正俊、スー ブロヴァンは「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

5 【経理の状況】

連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しております。

なお、前連結会計年度(平成14年1月1日から平成14年12月31日まで)は、改正前の連結財務諸表規則に基づき、当連結会計年度(平成15年1月1日から平成15年12月31日まで)は、改正後の連結財務諸表規則に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しております。

なお、前事業年度(平成14年1月1日から平成14年12月31日まで)は、改正前の財務諸表等規則に基づき、当事業年度(平成15年1月1日から平成15年12月31日まで)は、改正後の財務諸表等規則に基づいて作成しております。

2 監査証明について

当社は、証券取引法第193条の2の規定に基づき、前連結会計年度(平成14年1月1日から平成14年12月31日まで)及び前事業年度(平成14年1月1日から平成14年12月31日まで)の連結財務諸表及び財務諸表について、朝日監査法人の監査を受けており、当連結会計年度(平成15年1月1日から平成15年12月31日まで)及び当事業年度(平成15年1月1日から平成15年12月31日まで)の連結財務諸表及び財務諸表について、あずさ監査法人の監査を受けております。

なお、従来から当社が監査証明を受けている朝日監査法人は、平成16年1月1日に名称を変更し、あずさ監査法人となりました。

【連結財務諸表等】

(1)【連結財務諸表】

①【連結貸借対照表】

区分	注記番号	前連結会計年度(平成14年12月31日) 金額(千円)		構成比(%)	当連結会計年度(平成15年12月31日) 金額(千円)		構成比(%)
(資産の部)							
I 流動資産							
1 現金及び預金			4,989,062			9,703,762	
2 受取手形及び売掛金			8,692,023			8,443,598	
3 たな卸資産			4,595,656			1,783,773	
4 その他			5,292,740			1,695,231	
貸倒引当金			△243,805			△250,478	
流動資産合計			23,325,676	9.1		21,375,886	8.1
II 固定資産							
1 有形固定資産							
(1) 建物及び構築物	※2,3	144,005,585			149,422,439		
減価償却累計額		△42,281,142	101,724,443		△49,971,909	99,450,530	
(2) 機械装置及び運搬具	※2,3	32,720,710			39,041,701		
減価償却累計額		△12,843,127	19,877,583		△16,732,255	22,309,446	
(3) 工具・器具及び備品	※2	2,561,197			2,671,482		
減価償却累計額		△1,364,982	1,196,215		△1,579,081	1,092,401	
(4) 土地	※2		1,981,230			1,982,167	
(5) 建設仮勘定			1,580,872			446,631	
有形固定資産合計			126,360,343	49.4		125,281,175	47.6
2 無形固定資産							
(1) 営業権			261,517			137,359	
(2) 連結調整勘定			6,897,550			3,863,650	
(3) ソフトウェア			2,160,174			2,598,579	
(4) その他			68,350			69,998	
無形固定資産合計			9,387,591	3.7		6,669,586	2.5
3 投資その他の資産							
(1) 投資有価証券	※1		3,901,406			4,246,252	
(2) 長期貸付金			546,527			516,934	
(3) 長期前払費用			88,039,326			101,918,871	
(4) その他			4,113,475			3,843,413	
貸倒引当金			△85,146			△242,564	
投資その他の資産合計			96,515,588	37.8		110,282,906	41.8
固定資産合計			232,263,522	90.9		242,233,667	91.9
III 繰延資産							
1 開業費			466			259	
2 新株発行費			16,020			76,518	
繰延資産合計			16,486	0.0		76,777	0.0
資産合計			255,605,684	100.0		263,686,330	100.0

区分	注記番号	前連結会計年度（平成14年12月31日）金額（千円）	構成比（%）	当連結会計年度（平成15年12月31日）金額（千円）	構成比（%）
（負債の部）					
Ⅰ 流動負債					
1 買掛金		14,535,581		14,893,104	
2 短期借入金	※2	238,925,140		10,661,320	
3 未払法人税等		323,917		167,865	
4 賞与引当金		654,948		679,267	
5 その他		5,223,432		5,869,422	
流動負債合計		259,663,018	101.6	32,270,978	12.3
Ⅱ 固定負債					
1 長期借入金	※2	28,096,985		225,821,075	
2 退職給付引当金		1,663,892		2,075,454	
3 役員退職慰労引当金		—		17,695	
4 その他		5,422,908		8,310,671	
固定負債合計		35,183,785	13.8	236,224,895	89.6
負債合計		294,846,803	115.4	268,495,873	101.9
（少数株主持分）					
少数株主持分		4,004,562	1.6	5,378,654	2.0
（資本の部）					
Ⅰ 資本金		47,002,623	18.4	—	—
Ⅱ 資本準備金		1,637,590	0.6	—	—
Ⅲ 欠損金		91,885,894	△35.9	—	—
資本合計		△43,245,681	△16.9	—	—
Ⅰ 資本金		—	—	63,132,998	23.9
Ⅱ 資本剰余金		—	—	17,767,965	6.8
Ⅲ 利益剰余金		—	—	△91,089,365	△34.6
Ⅳ その他有価証券評価差額金		—	—	205	0.0
資本合計		—	—	△10,188,197	△3.9
負債、少数株主持分及び資本合計		255,605,684	100.0	263,686,330	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		百分比(%)	当連結会計年度 (自 平成15年1月1日 至 平成15年12月31日) 金額(千円)		百分比(%)
売上高			125,501,750	100.0		152,001,096	100.0
Ⅰ 売上原価			80,328,706	64.0		90,249,688	59.4
売上総利益			45,173,044	36.0		61,751,408	40.6
Ⅲ 販売費及び一般管理費							
1 給料・諸手当		28,382,566			28,266,770		
2 設備賃借料		4,454,761			4,395,048		
3 連結調整勘定償却額		3,284,773			2,732,686		
4 その他		16,843,606	52,965,706	42.2	16,457,294	51,851,798	34.1
営業利益又は損失(△)			△7,792,662	△6.2		9,899,610	6.5
Ⅳ 営業外収益							
1 受取利息		15,503			16,438		
2 受取配当金		1,214			1,242		
3 持分法による投資利益		139,498			31,683		
4 損害保険受取金		35,685			58,134		
5 その他		681,148	873,048	0.7	433,225	540,722	0.3
Ⅴ 営業外費用							
1 支払利息		2,036,312			5,611,506		
2 支払保証料		1,059,799			209,582		
3 営業権償却		124,157			124,159		
4 たな卸資産処分損		80,923			134,581		
5 新株発行費償却		60,056			53,792		
6 その他		558,144	3,919,391	3.1	1,897,278	8,030,898	5.3
経常利益又は損失(△)			△10,839,005	△8.6		2,409,434	1.5
Ⅵ 特別利益							
1 補助金収入		487,689			363,533		
2 商品不具合に係る補償収入		—			86,498		
3 その他		37,994	525,683	[illegible]4	411,600	861,631	0.6
Ⅶ 特別損失							
1 固定資産除却損	※1	1,156,979			584,413		
2 貸倒引当金繰入額		—			194,386		
3 デジタル事業に係る仕様変更等に伴う損失		—			139,015		
4 その他		46,421	1,203,400	1.0	59,868	977,682	0.6
税金等調整前当期純利益又は損失(△)			△11,516,722	△9.2		[illegible]293,383	1.5
法人税、住民税及び事業税		332,524			295,150		
法人税等調整額		△32,482	300,042	0.[illegible]	833	295,983	0.2
少数株主損益			△728,195	0.[illegible]		[illegible]1,200,871	△0.8
当期純利益又は損失(△)			△11,088,569	△8.8		796,529	0.5

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日) 金額(千円)		当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日) 金額(千円)	
Ⅰ　欠損金期首残高			80,797,325		—
Ⅱ　欠損金増加高			—		—
Ⅲ　当期純損失			11,088,569		—
Ⅳ　欠損金期末残高			91,885,894		—
(資本剰余金の部)					
Ⅰ　資本剰余金期首残高					
資本準備金期首残高		—	—	1,637,590	1,637,590
Ⅱ　資本剰余金増加高					
1　増資による新株の発行		—	—	16,130,375	16,130,375
Ⅲ　資本剰余金期末残高			—		17,767,965
(利益剰余金の部)					
Ⅰ　利益剰余金期首残高					
欠損金期首残高		—	—	△91,885,894	△91,885,894
Ⅱ　利益剰余金増加高					
1　当期純利益		—	—	796,529	796,529
Ⅲ　利益剰余金期末残高			—		△91,089,365

④ 【連結キャッシュ・フロー計算書】

		前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)	当連結会計年度 (自 平成15年1月1日 至 平成15年12月31日)
区分	注記番号	金額(千円)	金額(千円)
営業活動によるキャッシュ・フロー			
1 税金等調整前当期純利益(又は損失(△))		△11,516,722	2,293,383
2 減価償却費		21,751,559	25,045,056
3 連結調整勘定償却額		3,284,773	2,732,686
4 新株発行費償却		60,056	53,792
5 貸倒引当金の増加額		117,186	164,091
6 受取利息及び受取配当金		△16,717	△17,680
7 支払利息		2,036,312	5,611,506
8 支払保証料		1,059,799	209,582
9 持分法による投資利益(△)		△139,498	△31,683
10 固定資産除却損		1,156,979	584,413
11 売上債権の減少額(又は増加額(△))		△900,092	275,638
12 たな卸資産の減少額		1,060,600	2,811,883
13 仕入債務の増加額(又は減少額(△))		△64,886	667,144
14 その他の流動資産の減少額(又は増加額(△))		△107,167	325,192
15 補助金収入		△487,689	△363,533
16 営業権償却		124,157	124,159
17 その他		349,767	1,275,156
小計		17,768,417	41,760,785
18 利息及び配当金の受取額		16,717	69,180
19 利息の支払額		△2,024,939	△3,071,629
20 保証料の支払額		△1,493,324	△333,574
21 補助金の受取額		841,695	397,956
22 法人税等の支払額		△65,095	△452,035
営業活動によるキャッシュ・フロー		15,043,471	38,370,683
Ⅱ 投資活動によるキャッシュ・フロー			
1 有形固定資産の取得による支出		△21,715,928	△13,102,722
2 長期前払費用の支払額		△32,042,019	△22,159,770
3 投資有価証券の取得による支出		△2,684,033	△35,978
4 その他		△224,958	138,839
投資活動によるキャッシュ・フロー		△56,666,938	△35,159,631
Ⅲ 財務活動によるキャッシュ・フロー			
1 短期借入金の純増加額(または純減少額(△))		39,899,320	△228,263,820
2 長期借入れによる収入		3,330,000	239,263,000
3 長期借入金の返済による支出		△2,674,455	△8,778,160
4 長期前払費用の支払額		—	△3,303,082
5 その他		4,950	△114,290
財務活動によるキャッシュ・フロー		40,559,815	△1,196,352
Ⅳ 現金及び現金同等物に係る換算差額			
Ⅴ 現金及び現金同等物の増加額(又は減少額(△))		△1,063,652	2,014,700
Ⅵ 現金及び現金同等物の期首残高		8,752,714	7,689,062
Ⅶ 現金及び現金同等物の期末残高		7,689,062	9,703,762

継続企業の前提に重要な疑義を抱かせる事象又は状況

当連結会計年度(自　平成15年1月1日　至　平成15年12月31日)

当社連結グループは、当連結会計年度において、10,188,197千円の債務超過になっております。当該状況により、継続企業の前提に関する重要な疑義が存在します。

当社連結グループの累積損失は、一般的に初期設備投資負担が大きく、また加入者獲得等の営業活動のための投資が先行するこの業界の特徴を反映しておりますが、加入者数の増加と付加価値サービスの提供により累積損失を解消していく予定です。過去数年、経常損失は加入者数の伸びと共に減少してきており、当連結会計年度で創業以来初めて連結当期純利益を計上しました。また、営業キャッシュフローは平成13年度から黒字に転じており，当連結会計年度におきましても対前年比で増加しております。今後、一層の経営努力により、この傾向は当分継続する予定です。

一方、資金手当て面では、当連結会計年度において初のプロジェクトファイナンスによる銀行シンジケート団からの借入枠契約を締結し、また当社の主要株主からの劣後長期借入金の借入や平成15年5月に実施した32,260,750千円の増資により当面予想される資金需要分は十分に確保されています。

連結財務諸表は継続企業を前提に作成されており、このような重要な疑義の影響を連結財務諸表には反映しておりません。

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1 企業の概況 4 関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった(株)ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ(株)及び和泉シーエーティヴィ(株)を吸収合併しております。 前連結会計年度において連結子会社であった(株)ジェイコム関東は、同じく連結子会社であった(株)ジェイコム大和を吸収合併しております。 当連結会計年度における新規設立により、(有)ジェイコムファイナンスを新たに連結子会社としております。 前連結会計年度において連結子会社であったアットホームジャパン(株)は、当連結会計年度に、アットネットホーム(株)と商号を変更しております。	1　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1 企業の概況 4 関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった(株)ケーブルビジョンニ十一は、当連結会計年度に、(株)ケーブルビジョン21と商号を変更しております。
2　持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 (株)ケーブルテレビ神戸、関西マルチメディアサービス(株)、グリーンシティケーブルテレビ(株) 当連結会計年度における株式の新規取得により、グリーンシティケーブルテレビ(株)を新たに持分法適用会社としております。 前連結会計年度において持分法適用会社であったケーブルスカイネット企画(株)は当連結会計年度において清算しております。	2　持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 (株)ケーブルテレビ神戸、関西マルチメディアサービス(株)、グリーンシティケーブルテレビ(株)
3　連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。	3　連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法（評価差額は全部資本注入法により処理し、売却原価は主として移動平均法により算定）によっております。 時価のないもの 移動平均法に基づく原価法によっております。 ロ　たな卸資産 主として移動平均法に基づく低価法によっております。 (2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 定額法によっております。なお、耐用年数及び残存価額については法人税法に規定する方法と同一の基準によっておりますが、「建物及び構築物」に含めております幹線・分配線については、見積耐用年数(15年)に基づいております。 ロ　無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 営業権 商法に基づく期間均等償却を行っております。 ハ　長期前払費用 定額法によっております。(償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。) (3) 繰延資産の処理方法 イ　開業費 商法に基づく期間均等償却を行っております。 ロ　新株発行費 商法に基づく期間均等償却を行っております。 重要な引当金の計上基準 イ　貸倒引当金 債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。 ロ　賞与引当金 従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。 ハ　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上しております。	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ロ　たな卸資産 同左 (2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 同左 ロ　無形固定資産 ソフトウェア 同左 営業権 商法施行規則に基づく期間均等償却を行っております。 ハ　長期前払費用 同左 (3) 重要な繰延資産の処理方法 イ　開業費 商法施行規則に基づく期間均等償却を行っております。 ロ　新株発行費 商法施行規則に基づく期間均等償却を行っております。 (4) 重要な引当金の計上基準 イ　貸倒引当金 同左 ロ　賞与引当金 同左 ハ　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上しております。 また、数理計算上の差異は当連結会計年度に一括費用処理しております。 ニ　役員退職慰労金引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく期末要支給見積額を引当計上しております。

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左
(6) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められる以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(6) 重要なリース取引の処理方法 同左
(7) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	(7) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約、金利キャップ、金利スワップ ヘッジ対象：外貨建金銭債権債務、変動金利借入金利息 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスク及び借入金利率変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 為替予約の有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。 金利キャップ、金利スワップ取引については、ヘッジ対象となる金利リスクが減殺されていることをもって有効性の評価に替えております。
(8) 消費税等の会計処理 税抜方式によっております。	(8) その他連結財務諸表作成のための重要な事項 イ　消費税等の会計処理 税抜方式によっております。 ロ　連結貸借対照表 連結財務諸表規則の改正により当連結会計年度から「資本準備金」は「資本剰余金」と、「剰余金」及び「欠損金」は「利益剰余金」として表示しております。 ハ　連結剰余金計算書 (イ) 連結財務諸表規則の改正により当連結会計年度から連結剰余金計算書を資本剰余金の部及び利益剰余金の部に区分して記載しております。 (ロ) 連結財務諸表規則の改正により当連結会計年度から「欠損金期首残高」は「利益剰余金期首残高」、「欠損金期末残高」は「利益剰余金期末残高」と表示しております。 また、前連結会計年度において独立掲記しておりました当期純損失につきましては、当期より利益の計上となり、「利益剰余金増加高」の内訳として表示しております。

前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)	当連結会計年度 (自 平成15年1月1日 至 平成15年12月31日)
	二 1株当たり当期純利益に関する会計基準 当連結会計年度より「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。なお、同会計基準及び適用指針の適用に伴う影響については、(1株当たり情報)注記事項に記載のとおりであります。
5 連結子会社の資産及び負債の評価に関する事項 連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	5 連結子会社の資産及び負債の評価に関する事項 同左
6 連結調整勘定の償却に関する事項 連結調整勘定の償却については、原則として5年間の均等償却としております。	6 連結調整勘定の償却に関する事項 同左
7 利益処分項目等の取扱いに関する事項 連結剰余金計算書は、連結会計年度中に確定した連結会社の損失処理に基づいて作成しております。	7 利益処分項目等の取扱いに関する事項 連結剰余金計算書は、連結会計年度中に確定した連結会社の利益処分並びに損失処理に基づいて作成しております。
8 連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。	8 連結キャッシュ・フロー計算書における資金の範囲 同左

(表示方法の変更)

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
(連結損益計算書) 前連結会計年度において営業外費用の「支払利息」に含めておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため、「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。 (連結キャッシュフロー計算書) 前連結会計年度において、営業活動によるキャッシュ・フローの「支払利息」に含めて表示しておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。	(連結損益計算書) 前連結会計年度において特別利益の「その他」に含めておりました商品不具合による補償収入は、当連結会計年度より、重要性が増したため、「商品不具合による補償収入」として区分掲記しております。 なお、前連結会計年度の商品不具合による補償収入は、25,209千円であります。 ―――

(追加情報)

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
(賞与引当金) 従来、流動負債の「その他」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年2月14日)が公表されたことにより、当連結会計年度から「賞与引当金」として表示しております。なお、前連結会計年度末の未払従業員賞与は583,587千円であります。	―――

次へ

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成14年12月31日)	当連結会計年度 (平成15年12月31日)
※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　1,373,784千円 ※2　担保資産 このうち設備資金借入金7,424,815千円(長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　4,125,748千円 機械装置及び運搬具　259,770 土地　433,990 計　4,819,508	※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　1,353,967千円 ※2　担保資産 このうち設備資金借入金5,354,735千円(長期借入金4,716,755千円、一年内返済予定の長期借入金637,980千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　5,262,403千円 機械装置及び運搬具　420,058 土地　429,837 計　6,112,298 上記の他、平成15年1月31日に合意されたプロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社及び当社の特定の連結子会社が所有する資産を担保に供しております。対象となる主要な資産の当連結会計年度末の簿価は、次のとおりであります。 預金　5,662,487千円 建物及び構築物　94,274,694 機械装置及び運搬具　19,341,805 土地　1,859,785 計　121,138,771
※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。 4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証	※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は2,683,216千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物2,458,286千円、機械装置及び運搬具224,930千円であります。 4　保証債務 被保証先　関西ケーブルネット㈱ 金額　579,404千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　143,127千円 摘要　銀行借入保証 ※5　発行済株式総数 普通株式　4,684,535.74株 ※6　平成15年1月31日に(有)ジェイコムファイナンス並びに当社は、上記プロジェクトファイナンスによる借入の一環として市中シンジケート銀行団との間に貸出コミットメント契約を締結しております。 当該貸出コミットメント契約に係る借入未実行残高は次のとおりであります。 貸出コミットメントライン契約総額　108,000,000千円 借入実行額　53,000,000 借入未実行残高　55,000,000

次へ

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成14年12月31日)	当連結会計年度 (平成15年12月31日)
※1 関連会社に対するものは、次の通りであります。 投資有価証券(株式) 1,373,784千円	※1 関連会社に対するものは、次の通りであります。 投資有価証券(株式) 1,353,967千円
※2 担保資産 このうち設備資金借入金7,424,815千円(長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物 4,125,748千円 機械装置及び運搬具 259,770 土地 433,990 計 4,819,508	※2 担保資産 このうち設備資金借入金5,354,735千円(長期借入金4,716,755千円、一年内返済予定の長期借入金637,980千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物 5,262,403千円 機械装置及び運搬具 420,058 土地 429,837 計 6,112,298 上記の他、平成15年1月31日に合意されたプロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社及び当社の特定の連結子会社が所有する資産を担保に供しております。対象となる主要な資産の当連結会計年度末の簿価は、次のとおりであります。 預金 5,662,487千円 建物及び構築物 94,274,694 機械装置及び運搬具 19,341,805 土地 1,859,785 計 121,138,771
※3 過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。	※3 過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は2,683,216千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物2,458,286千円、機械装置及び運搬具224,930千円であります。
4 保証債務 被保証先 (株)ケーブルテレビ神戸 金額 145,455千円 摘要 銀行借入保証 被保証先 関西ケーブルネット(株) 金額 650,778千円 摘要 銀行借入保証	4 保証債務 被保証先 関西ケーブルネット(株) 金額 579,404千円 摘要 銀行借入保証 被保証先 (株)ケーブルテレビ神戸 金額 143,127千円 摘要 銀行借入保証
	※5 発行済株式総数 普通株式 4,684,535.74株
	※6 平成15年1月31日に(有)ジェイコムファイナンス並びに当社は、上記プロジェクトファイナンスによる借入の一環として市中シンジケート銀行団との間に貸出コミットメント契約を締結しております。 当該貸出コミットメント契約に係る借入未実行残高は次のとおりであります。 貸出コミットメントライン契約総額 108,000,000千円 借入実行額 53,000,000 借入未実行残高 55,000,000

次へ

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成14年12月31日)	当連結会計年度 (平成15年12月31日)
1 関連会社に対するものは、次の通りであります。 投資有価証券(株式) 1,373,784千円 2 担保資産 このうち設備資金借入金7,424,815千円(長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物 4,125,748千円 機械装置及び運搬具 259,770 土地 433,990 計 4,819,508	※1 関連会社に対するものは、次の通りであります。 投資有価証券(株式) 1,353,967千円 ※2 担保資産 このうち設備資金借入金5,354,735千円(長期借入金4,716,755千円、一年内返済予定の長期借入金637,980千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物 5,262,403千円 機械装置及び運搬具 420,058 土地 429,837 計 6,112,298 上記の他、平成15年1月31日に合意されたプロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社及び当社の特定の連結子会社が所有する資産を担保に供しております。対象となる主要な資産の当連結会計年度末の簿価は、次のとおりであります。 預金 5,662,487千円 建物及び構築物 94,274,694 機械装置及び運搬具 19,341,805 土地 1,859,785 計 121,138,771
※3 過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。 4 保証債務 被保証先 ㈱ケーブルテレビ神戸 金額 145,455千円 摘要 銀行借入保証 被保証先 関西ケーブルネット㈱ 金額 650,778千円 摘要 銀行借入保証	※3 過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は2,683,216千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物2,458,286千円、機械装置及び運搬具224,930千円であります。 4 保証債務 被保証先 関西ケーブルネット㈱ 金額 579,404千円 摘要 銀行借入保証 被保証先 ㈱ケーブルテレビ神戸 金額 143,127千円 摘要 銀行借入保証 ※5 発行済株式総数 普通株式 4,684,535.74株 ※6 平成15年1月31日に(有)ジェイコムファイナンス並びに当社は、上記プロジェクトファイナンスによる借入の一環として市中シンジケート銀行団との間に貸出コミットメント契約を締結しております。 当該貸出コミットメント契約に係る借入未実行残高は次のとおりであります。 貸出コミットメントライン契約総額 108,000,000千円 借入実行額 53,000,000 借入未実行残高 55,000,000

次へ

(連結損益計算書関係)

前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)	当連結会計年度 (自 平成15年1月1日 至 平成15年12月31日)
※1 固定資産除却損の内容は、次の通りであります。 建物及び構築物 975,736千円 機械装置及び運搬具 57,571 工具・器具及び備品 65,214 建設仮勘定 33,875 ソフトウェア 24,583 計 1,156,979 2 当期に実施した補助金及び工事負担金による圧縮記帳額は、39,661千円であります。	※1 固定資産除却損の内容は、次の通りであります。 建物及び構築物 410,416千円 機械装置及び運搬具 120,214 工具・器具及び備品 11,706 ソフトウェア 42,077 計 584,413

(連結キャッシュ・フロー計算書関係)

前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)	当連結会計年度 (自 平成15年1月1日 至 平成15年12月31日)
1 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高 4,989,062千円 預け金 2,700,000 現金及び現金同等物期末残高 7,689,062	1 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高 9,703,762千円 現金及び現金同等物期末残高 9,703,762 2 重要な非資金取引の内容 当社は平成15年5月15日にデットエクイティスワップ(借入金の株式化)を実施いたしました。 借入金の減少額 32,260,750千円 資本金の増加額 16,130,375千円 資本準備金の増加額 16,130,375千円

(リース取引関係)

前連結会計年度
(自 平成14年1月1日 至 平成14年12月31日)

1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
建物及び構築物	3,810,526	331,325	3,479,201
機械装置及び運搬具	908,311	469,216	439,095
工具・器具及び備品	44,229,766	16,359,900	27,869,866
ソフトウェア	654,083	259,610	394,473
合計	49,602,686	17,420,051	32,182,635

(2) 未経過リース料期末残高相当額

1年内	7,952,299千円
1年超	26,091,865
合計	34,044,164

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	8,801,240千円
減価償却費相当額	7,841,109
支払利息相当額	1,300,476

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2 オペレーティングリース取引

未経過リース料

1年内	604,227千円
1年超	5,491,674
合計	6,095,901

当連結会計年度
(自 平成15年1月1日 至 平成15年12月31日)

1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
建物及び構築物	3,815,067	519,633	3,295,434
機械装置及び運搬具	878,193	576,156	302,037
工具・器具及び備品	47,313,483	21,515,649	25,797,834
ソフトウェア	666,134	374,173	291,961
合計	52,672,877	22,985,611	29,687,266

(2) 未経過リース料期末残高相当額

1年内	8,416,728千円
1年超	22,488,565
合計	30,905,293

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	9,622,059千円
減価償却費相当額	8,546,744
支払利息相当額	1,225,400

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

2 オペレーティングリース取引

未経過リース料

1年内	624,501千円
1年超	4,976,803
合計	5,601,304

前へ　次へ

(有価証券関係)

前連結会計年度(平成14年12月31日現在)

有価証券

.時価のある有価証券

区分	取得原価(千円)	連結貸借対照表計上額(千円)	差額(千円)
その他有価証券			
株式	662	662	0
合計	662	662	0

2.時価評価されていない有価証券

内容	連結貸借対照表計上額(千円)
その他有価証券	
非上場株式(店頭売買株式を除く)	3,900,744
合計	3,900,744

当連結会計年度(平成15年12月31日現在)

有価証券

1.時価のある有価証券

区分	取得原価(千円)	連結貸借対照表計上額(千円)	差額(千円)
その他有価証券			
株式	107	312	205
合計	107	312	205

2.時価評価されていない有価証券

内容	連結貸借対照表計上額(千円)
その他有価証券	
非上場株式(店頭売買株式を除く)	4,245,940
合計	4,245,940

前へ　次へ

(デリバティブ取引関係)

1　取引の状況に関する事項

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を行なっております。 その他のデリバティブ取引はありません。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 (ヘッジ手段とヘッジ対象) ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 、　ジ方針) 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 (ヘッジ有効性評価の方法) 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	(1) 取引の内容及び利用目的等 当社連結グループは営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を、また借入金金利の変動リスクを回避する目的で金利キャップ取引及び金利スワップ取引を行なっております。 その他のデリバティブ取引はありません。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 (ヘッジ手段とヘッジ対象) ヘッジ手段：為替予約、金利キャップ、 金利スワップ ヘッジ対象：外貨建金銭債権債務、 変動金利借入金利息 (ヘッジ方針) 内規に基づき、外貨建金銭債権債務の為替変動リスク及び借入金利率変動リスクを回避する目的で行っております。 (ヘッジ有効性評価の方法) 為替予約の有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。 金利キャップ、金利スワップ取引については、ヘッジ対象となる金利リスクが減殺されていることをもって有効性の評価に替えております。
(2) 取引に対する取組方針 当社連結グループは、相場変動リスクにさらされている資産・負債に係るリスクを回避する目的にのみ、デリバティブ取引を利用する方針をとっております。	(2) 取引に対する取組方針 同左
(3) 取引に関わるリスクの内容 当社連結グループの先物為替予約取引は、為替相場の変動によるリスクをヘッジする目的で行なっておりま　為替予約取引は、取引実行後の為替変動による、,の機会を失うことを除き、市場リスクを有しておりません。 なお、当社連結グループは信用度の高い金融機関のみを取引相手として為替予約取引を行なっており、信用リスクはほとんどないと判断しております。	(3) 取引に関わるリスクの内容 当社連結グループのデリバティブ取引は、相場変動によるリスクをヘッジする目的で行なっております。為替予約取引は、取引実行後の為替変動による利得の機会を失うことを除き、市場リスクを有しておりません。 なお、当社連結グループは信用度の高い金融機関のみを取引相手としてデリバティブ取引を行なっており、信用リスクはほとんどないと判断しております。
(4) 取引に係るリスク管理体制 当社連結グループは、外貨建の営業債務等発生の都度、財務部が為替持高規程に基づき、原則当該営業債務等と見合いの金額に紐付きで為替予約を付しております。	(4) 取引に係るリスク管理体制 当社連結グループは、外貨建の営業債務等発生の都度、財務部が為替持高規程に基づき、原則当該営業債務等と見合いの金額に紐付きで為替予約を付しております。 また、金利スワップ取引及び金利キャップ取引については、限定された取引以外発生しないため管理規程は特に設けておりませんが、取引内容及び有効性の評価について定期的に経営者に報告しており、一定限度を超えるリスクは発生しない体制となっております。
(5) 取引の時価等に関する事項についての補足説明 為替予約取引のうち、期末に外貨建金銭債権債務等に振り当てたことにより、当該外貨建金銭債権債務等の換算を通じて連結財務諸表に計上されているものは、時価等の開示の対象に含まれておりません。	(5) 取引の時価等に関する事項についての補足説明 為替予約取引のうち、期末に外貨建金銭債権債務等に振り当てたことにより、当該外貨建金銭債権債務等の換算を通じて連結財務諸表に計上されているものは、時価等の開示の対象に含まれておりません。

2　取引の時価等に関する事項

前連結会計年度末(平成14年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

当連結会計年度末(平成15年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

(退職給付関係)

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。	1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。
2　退職給付債務に関する事項 ①　退職給付債務　1,663,892千円 ②　退職給付引当金　1,663,892千円 (注1)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注2)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は1,484,390千円であります。	2　退職給付債務に関する事項 ①　退職給付債務　2,075,454千円 ②　退職給付引当金　2,075,454千円 (注1)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注2)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は1,631,326千円であります。
3　退職給付費用に関する事項 ①　勤務費用　225,228千円 ②　利息費用　38,093千円 ③　数理計算上の差異の費用処理額　166,868千円 ④　退職給付費用　430,249千円	3　退職給付費用に関する事項 ①　勤務費用　271,189千円 ②　利息費用　41,597千円 ③　数理計算上の差異の費用処理額　155,662千円 ④　退職給付費用　468,448千円
4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率2.5% ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。	4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率2.0% ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。

(税効果会計関係)

前連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)	当連結会計年度 (自 平成15年1月1日 至 平成15年12月31日)
繰延税金資産の発生の主な原因別の内訳 税務上の繰越欠損金 39,663,097千円 その他 4,788,944 繰延税金資産小計 44,452,041 評価性引当額 △44,452,041 繰延税金資産合計 ―	1 繰延税金資産の発生の主な原因別の内訳 税務上の繰越欠損金 31,901,829千円 その他 1,947,238 繰延税金資産小計 33,849,067 評価性引当額 △33,817,419 繰延税金資産合計 31,648 2 法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳 法定実効税率 42.0% (調整) 繰越欠損金 △118.8 評価性引当額 37.3 連結調整勘定償却 50.0 住民税均等割等 3.8 交際費等永久に損金算入されない項目 2.1 その他 △3.5 税効果会計適用後の法人税等の負担率 12.9 3 「地方税法等の一部を改正する法律」(平成15年法律第9号)が平成15年3月31日に交付されたことに伴い、当連結会計年度の繰延税金資産及び繰延税金負債の計算(ただし、平成17年1月1日以降解消が見込まれるものに限る。)においては適用する法定実効税率を変更しております。 この変更が損益に与える影響は軽微であります。

前へ

(セグメント情報)

【事業の種類別セグメント情報】

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

当連結会計年度(自　平成15年1月1日　至　平成15年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

当連結会計年度(自　平成15年1月1日　至　平成15年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

【海外売上高】

前連結会計年度（自　平成14年１月１日　至　平成14年12月31日）

当社連結グループは海外売上高が発生しないため、記載を省略しております。

当連結会計年度（自　平成15年１月１日　至　平成15年12月31日）

当社連結グループは海外売上高が発生しないため、記載を省略しております。

【関連当事者との取引】

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接36.28	兼任2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	66,722,000	―	―
									保証料の支払	734,116	未払費用	36,452
その他の関係会社	Liberty Japan, Inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接28.00	―	当社への投資	営業取引以外の取引	資金の借入	39,650,000	短期借入金	39,650,000
									利息の支払	300,698	未払費用	54,624
									被債務保証	97,150,000	―	―
									保証料の支払	407,264	未払費用	108,112
その他の関係会社	Microsoft Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接15.39	―	当社への投資	営業取引以外の取引	資金の借入	6,613,000	短期借入金	6,613,000
									利息の支払	27,515	未払費用	5,729
									被債務保証	64,913,000	―	―
									保証料の支払	351,944	未払費用	98,736

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント㈱	東京都中央区	800,000	住商グループを中心とした融資等	―	―	短期資金の供給	営業取引以外の取引	資金の借入	7,022,000	短期借入金	34,722,000
									利息の支払	289,919	未払費用	2,036

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

当連結会計年度（自　平成15年１月１日　至　平成15年12月31日）

1）親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金（千円）	事業の内容又は職業	議決権等の被所有割合（%）	関係内容		取引の内容		取引金額（千円）	科目	期末残高（千円）
						役員の兼任等（名）	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接 31.82	兼任 2	一般の商取引・当社への投資	営業取引以外の取引	資金の借入	52,894,625	長期借入金	52,894,625
									利息の支払	1,166,599	未払費用	1,881
											長期未払利息	856,741
									保証料の支払	84,223	長期未払保証料	47,432
その他の関係会社	berly pan, Inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接 23.52	―	当社への投資	営業取引以外の取引	資金の借入	52,894,625	長期借入金	52,894,625
									利息の支払	1,215,098	未払費用	1,881
											長期未払利息	856,741
									保証料の支払	73,469	長期未払保証料	46,456
その他の関係会社	Microsoft, Holdings V. Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接 12.92	―	当社への投資	営業取引以外の取引	資金の借入	43,950,000	長期借入金	43,950,000
									利息の支払	881,492	未払費用	1,198
											長期未払利息	679,952
									保証料の支払	51,890	長期未払保証料	25,421

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

（1株当たり情報）

前連結会計年度 （自　平成14年1月1日 至　平成14年12月31日）	当連結会計年度 （自　平成15年1月1日 至　平成15年12月31日）
1株当たり純資産額　△10,992.00円 1株当たり当期純損失　2,818.45円 なお、潜在株式調整後1株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。	1株当たり純資産額　△2,174.86円 1株当たり当期純利益　180.74円 潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。 当連結会計年度より「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。 なお、同会計基準及び適用指針を前連結会計年度に適用した場合の1株当たり情報については、影響はありません。

(注)　1株当たり当期純利益額の算定上の基礎は以下の通りであります。

項目	前連結会計年度 （自　平成14年1月1日 至　平成14年12月31日）	当連結会計年度 （自　平成15年1月1日 至　平成15年12月31日）
当期純利益（千円）	—	796,529
普通株主に帰属しない金額	—	—
普通株式に係る当期純利益（千円）	—	796,529
普通株式の期中平均株式数（株）	—	4,407,046.01

(重要な後発事象)

前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	当連結会計年度 (自　平成15年1月1日 至　平成15年12月31日)
1　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 2. 株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	――――――

⑤ 【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高(千円)	当期末残高(千円)	平均利率(%)	返済期限
短期借入金	236,395,000	8,040,000	1.45	—
1年以内に返済予定の長期借入金	2,530,140	2,621,320	0.6373	—
長期借入金(1年以内に返済予定のものを除く。)(注)2,3	28,096,985	225,821,075	2.1845	平成30年
その他の有利子負債	—	—	—	—
合計	267,022,125	236,482,395	—	—

(注) 1 「平均利率」については、期末借入金残高に対する加重平均利率を記載しております。
2 日本政策投資銀行からの無利息による長期借入金が21,350,655千円含まれております。
3 長期借入金(1年以内に返済予定のものを除く)に係る返済スケジュールは次の通りであります。

返済スケジュール	金額
平成17年12月期	3,039,300千円
平成18年12月期	3,032,960千円
平成19年12月期	2,836,200千円
平成20年12月期	2,599,210千円

(2) 【その他】

該当事項はありません。

【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	前事業年度 (平成14年12月31日) 金額(千円)		構成比 (%)	当事業年度 (平成15年12月31日) 金額(千円)		構成比 (%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金	※2		383,603			2,476,443	
2 売掛金	※1		8,549,460			10,144,361	
3 商品			419,842			8,147	
4 前払費用			44,761			10,508	
5 前渡金			368,434			177,196	
6 短期貸付金	※1		194,529,000			-	
7 その他			2,901,293			187,193	
貸倒引当金			△3,065,076			△2,000	
流動資産合計			204,131,319	75.0		13,001,848	5.7
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物	※2	1,178,561			1,179,112		
減価償却累計額		122,854	1,055,707		218,270	960,842	
(2) 構築物	※2	48,577			48,577		
減価償却累計額		6,687	41,890		9,382	39,195	
(3) 工具・器具及び備品		297,584			349,310		
減価償却累計額		72,632	224,951		114,189	235,121	
(4) 土地	※2		429,042			429,042	
有形固定資産合計			1,751,590	0.6		1,664,200	0.7
2 無形固定資産							
(1) 商標権			6,352			4,242	
(2) ソフトウェア			1,069,267			1,233,755	
(3) 電話加入権			9,178			8,747	
無形固定資産合計			1,084,798	0.4		1,246,743	0.5
3 投資その他の資産							
(1) 投資有価証券			2,504,155			2,867,241	
(2) 関係会社株式	※2		60,730,690			62,525,790	
(3) 関係会社出資金	※2		3,000			3,000	
(4) 長期貸付金			290,975			318,494	
(5) 関係会社長期貸付金			334,406			143,836,060	
(6) 長期前払費用			741,127			3,492,284	
(7) 差入保証金			389,497			621,124	
(8) その他投資			354,600			90,482	
貸倒引当金			△156,623			△400	
投資その他の資産合計			65,191,828	24.0		213,754,075	93.0
固定資産合計			68,028,218	25.0		216,665,018	94.3
Ⅲ 繰延資産							
1 新株発行費			—			76,135	
繰延資産合計			—	—		76,135	0.0
資産合計			272,159,537	100.0		229,743,000	100.0

区分	注記番号	前事業年度 (平成14年12月31日) 金額(千円)		構成比(%)	当事業年度 (平成15年12月31日) 金額(千円)		構成比(%)
(負債の部)							
Ⅰ　流動負債							
1　買掛金			7,821,833			8,221,849	
2　短期借入金	※1		228,785,000			—	
3　未払金			181,020			340,491	
4　未払費用			712,376			398,866	
5　未払法人税等			8,400			11,200	
6　預り金			38,336			103,753	
7　賞与引当金			199,402			223,297	
8　その他			63,490			60,299	
流動負債合計			237,809,858	87.4		9,359,755	4.1
Ⅱ　固定負債							
1　関係会社長期借入金			—			149,739,250	
2　退職給付引当金			1,275,794			1,667,170	
3　役員退職慰労引当金			—			17,695	
4　長期未払利息			—			2,393,435	
5　長期未払保証料			—			119,309	
固定負債合計			1,275,794	0.4		153,936,858	67.0
負債合計			239,085,653	87.8		163,296,614	71.1
(資本の部)							
Ⅰ　資本金	※3		47,002,622	17.3			
Ⅱ　資本準備金			1,637,589	0.6			
Ⅲ　欠損金							
1　当期未処理損失			15,566,327				
欠損金合計			15,566,327	△5.7			
資本合計			33,073,884	12.2			
Ⅰ　資本金			—	—		63,132,998	27.5
Ⅱ　資本剰余金							
資本準備金		—			17,767,965		
資本剰余金合計			—	—		17,767,965	7.7
Ⅲ　利益剰余金							
当期未処理損失		—			△14,454,577		
利益剰余金合計			—	—		△14,454,577	△6.3
資本合計			—	—		66,446,386	28.9
負債及び資本合計			272,159,537	100.0		229,743,000	100.0

② 【損益計算書】

区分	注記番号	前事業年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		百分比(%)	当事業年度 (自 平成15年1月1日 至 平成15年12月31日) 金額(千円)		百分比(%)
Ⅰ 売上高	※1		57,058,603	100.0		52,964,892	100.0
Ⅱ 売上原価							
1 商品期首たな卸高		586,017			419,842		
2 当期商品仕入高		44,983,473			40,861,999		
合計		45,569,490					
3 商品期末たな卸高		419,842	45,149,648	79.1	8,147	41,273,694	77.9
売上総利益			11,908,955	20.9		11,691,198	22.1
Ⅲ 販売費及び一般管理費							
1 俸給諸給与		2,946,970			3,230,580		
2 賞与引当金繰入額		199,402			223,297		
3 退職給付費用		428,385			457,113		
4 福利厚生費		1,467,910			1,676,444		
5 地代家賃		515,129			560,492		
6 業務委託費		4,257,541			2,593,846		
7 減価償却費		203,483			443,174		
8 雑費		1,299,449	11,318,271	19.8	1,166,226	10,351,173	19.5
営業利益			590,683	1.1		1,340,025	2.5
Ⅳ 営業外収益							
1 受取利息	※1	2,372,730			4,065,581		
2 受取保証料	※1	117,409			87,226		
3 為替差益		13,131			11,162		
4 その他		29,457	2,532,727	4.4	56,188	4,220,156	8.0
Ⅴ 営業外費用							
1 支払利息	※1	1,783,030			3,492,159		
2 支払保証料	※1	1,059,799			209,582		
3 長期前払費用償却		—			551,926		
4 新株発行費償却		17,086			38,067		
5 その他		9,554	2,869,471	5.0	101,168	4,392,902	8.3
経常利益			253,940	0.5		1,167,278	2.2
Ⅵ 特別利益							
1 商品不具合に係る補償収入		25,209			86,498		
2 貸倒引当金戻入益		1,800			—		
その他		241	27,251	0.0	11,600	98,098	0.2
Ⅶ 特別損失							
1 デジタル事業に係る仕様変更等に伴う損失		—			139,015		
2 投資有価証券処分損		21,592			—		
3 転籍者に係る退職給付引当金積立不足額繰入		92,146			—		
4 固定資産除却損	※3	5,266			—		
5 商品廃棄損		24,636			—		
6 その他		—	143,642	0.3	3,409	142,425	0.3
税引前当期純利益			137,549	0.2		1,122,951	2.1
法人税、住民税及び事業税	※2		8,400	0.0		11,200	0.0
当期純利益			129,149	0.2		1,111,751	2.1
前期繰越損失			15,695,477			15,566,328	
当期未処理損失			15,566,327			14,454,577	

③ 【損失処理計算書】

区分	注記番号	前事業年度 (平成15年3月27日) 金額(千円)		当事業年度 (平成16年3月29日) 金額(千円)	
Ⅰ 当期未処理損失			15,566,327		14,454,577
Ⅱ 損失処理額			―		―
Ⅲ 次期繰越損失			15,566,327		14,454,577

(注) 日付は株主総会承認年月日であります。

重要な会計方針

前事業年度 (自　平成14年1月1日 至　平成14年12月31日)	当事業年度 (自　平成15年1月1日 至　平成15年12月31日)
1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 移動平均法に基づく原価法 その他有価証券 時価のないもの…移動平均法に基づく原価法	1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 同左 その他有価証券 同左
2　たな卸資産の評価基準及び評価方法 移動平均法に基づく低価法によっております。	2　たな卸資産の評価基準及び評価方法 同左
3　固定資産の減価償却の方法 イ　有形固定資産：定額法によっております。 耐用年数と残存価額は法人税法の規定によっております。 ロ　無形固定資産： ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 ハ　長期前払費用：定額法によっております。	3　固定資産の減価償却の方法 イ　有形固定資産：同左 ロ　無形固定資産： ソフトウェア 同左 ハ　長期前払費用：同左
4　繰延資産の処理方法 新株発行費：商法に基づく期間均等償却を行なっております。	4　繰延資産の処理方法 新株発行費：商法施行規則に基づく期間均等償却を行なっております。
5　引当金の計上基準 イ　貸倒引当金：債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。 ロ　賞与引当金：従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。 ハ　退職給付引当金：従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。	5　引当金の計上基準 イ　貸倒引当金：同左 ロ　賞与引当金：同左 ハ　退職給付引当金：従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。 また、数理計算上の差異は当期に一括費用処理しております。 ニ　役員退職慰労引当金：役員の退職慰労金の支給に備えるため、当社内規に基づく期末要支給見積額を引当計上しております。
6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法：同左 ロ　ヘッジ手段とヘッジ対象：同左 ハ　ヘッジ方針：同左 ニ　ヘッジ有効性評価の方法：同左

前事業年度 (自　平成14年１月１日 至　平成14年12月31日)	当事業年度 (自　平成15年１月１日 至　平成15年12月31日)
7　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	7　リース取引の処理方法 同左
8　消費税等の処理方法 税抜方式によっております。	8　その他財務諸表作成のための基本となる重要な事項 (1) 消費税等の処理方法 税抜方式によっております。 (2) 資本の部の表示 財務諸表等規則の改正により、当事業年度における貸借対照表の資本の部については、改正後の財務諸表等規則により作成しております。 (3) １株当たり情報 当事業年度より「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。なお、同会計基準及び適用指針の適用に伴う影響については(１株当たり情報)注記事項に記載の通りであります。

(会計方針の変更)

前事業年度 (自　平成14年１月１日 至　平成14年12月31日)	当事業年度 (自　平成15年１月１日 至　平成15年12月31日)
――――――	課金システムに係るデータ処理料は、従来、販売費及び一般管理費に計上しておりましたが、当事業年度より売上原価に計上する方法に変更しております。 この変更は、出資関係のない運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行ったものであります。 この変更により、従来の方法によった場合と比較して売上総利益は1,255,380千円減少しておりますが、営業利益、経常利益及び税引前当期純利益に与える影響はありません。

(追加情報)

前事業年度 (自　平成14年１月１日 至　平成14年12月31日)	当事業年度 (自　平成15年１月１日 至　平成15年12月31日)
(賞与引当金) 従来、流動負債の「未払費用」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年２月14日)が公表されたことにより、当事業年度末から「賞与引当金」として表示しております。なお、前事業年度末の未払従業員賞与は126,782千円であります。 また、この変更に伴い、販売費及び一般管理費の「賞与引当金繰入額」を当事業年度より区分掲記しております。なお、前事業年度は「俸給諸給与」に126,782千円含まれております。	――――――

次へ

注記事項

(貸借対照表関係)

<table>
<tr><th>前事業年度
(平成14年12月31日)</th><th>当事業年度
(平成15年12月31日)</th></tr>
<tr><td>※1　関係会社に対する資産・負債
売掛金　8,202,494千円
短期貸付金　194,529,000千円
短期借入金　46,263,000千円</td><td>※1　関係会社に対する資産・負債
売掛金　8,131,906千円
長期未払利息　2,393,435千円

※2　担保資産
プロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社が所有する資産を担保に供しております。
対象となる主要な資産の当事業年度末の簿価は次のとおりであります。
預金　2,476,443千円
建物及び構築物　660,889
土地　429,042
関係会社株式　54,914,453
計　58,480,827千円</td></tr>
<tr><td>※3　会社が発行する株式の総数　15,000,000株
発行済株式総数　3,934,285.74株

4　保証債務
被保証先　関西ケーブルネット㈱
金額　650,778千円
摘要　銀行借入保証

被保証先　㈱ケーブルテレビ神戸
金額　145,454千円
摘要　銀行借入保証</td><td>※3　会社が発行する株式の総数　普通株式　15,000,000株
発行済株式総数　普通株式　4,684,535.74株

4　保証債務
被保証先　(有)ジェイコムファイナンス
金額　53,000,000千円
摘要　銀行借入保証

被保証先　関西ケーブルネット㈱
金額　579,404千円
摘要　銀行借入保証

被保証先　㈱ケーブルテレビ神戸
金額　143,127千円
摘要　銀行借入保証
5　資本の欠損の額　14,454,577千円</td></tr>
</table>

(損益計算書関係)

<table>
<tr><th>前事業年度
(自　平成14年1月1日
至　平成14年12月31日)</th><th>当事業年度
(自　平成15年1月1日
至　平成15年12月31日)</th></tr>
<tr><td>※1　関係会社との取引に係るものが次のとおり含まれております。
関係会社への売上高　52,116,334千円
関係会社よりの受取利息　2,363,833千円
関係会社よりの受取保証料　117,409千円
関係会社への支払利息　328,212千円
関係会社への支払保証料　1,059,799千円
※2　住民税の均等割額であります。
※3　固定資産除却損の内容
建物　817千円
工具・器具及び備品　4,448千円
計　5,266千円</td><td>※1　関係会社との取引に係るものが次のとおり含まれております。
関係会社への売上高　46,532,183千円
関係会社よりの受取利息　4,006,460千円
関係会社よりの受取保証料　87,226千円
関係会社への支払利息　3,263,188千円
関係会社への支払保証料　209,582千円
※2　同左</td></tr>
</table>

次へ

(リース取引関係)

前事業年度 (自 平成14年1月1日 至 平成14年12月31日)	当事業年度 (自 平成15年1月1日 至 平成15年12月31日)
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
1.借主側	1.借主側
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額(関係会社への転貸分を除く)	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額(関係会社への転貸分を除く)

前事業年度

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
車輌運搬具	1,845	569	1,275
工具・器具及び備品	669,402	274,213	395,189
ソフトウェア	98,515	42,135	56,379
合計	769,763	316,918	452,844

当事業年度

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
車輌運搬具	1,845	939	906
工具・器具及び備品	691,781	348,817	342,964
ソフトウェア	106,915	48,958	57,957
合計	800,541	398,714	401,827

前事業年度	当事業年度
(2) 未経過リース料期末残高相当額(関係会社への転貸分を含む)	(2) 未経過リース料期末残高相当額(関係会社への転貸分を含む)
一年以内 610,010千円	一年以内 926,643千円
一年超 1,714,972	一年超 2,796,030
合計 2,324,983	合計 3,722,673
(3) 支払リース料、減価償却費相当額及び支払利息相当額(関係会社への転貸分を除く)	(3) 支払リース料、減価償却費相当額及び支払利息相当額(関係会社への転貸分を除く)
支払リース料 181,436千円	支払リース料 195,167千円
減価償却費相当額 166,116	減価償却費相当額 179,164
支払利息相当額 17,329	支払利息相当額 16,872
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	(5) 利息相当額の算定方法 同左
2.貸主側(関係会社への転貸) 未経過リース料期末残高相当額	2.貸主側(関係会社への転貸) 未経過リース料期末残高相当額
1年以内 440,680千円	1年以内 765,556千円
1年超 1,419,926	1年超 2,543,083
合計 1,860,606	合計 3,308,639

(有価証券関係)

前事業年度及び当事業年度における子会社及び関連会社株式で時価のあるものはありません。

前へ 次へ

(税効果会計関係)

前事業年度 (自 平成14年1月1日 至 平成14年12月31日)		当事業年度 (自 平成15年1月1日 至 平成15年12月31日)	
繰延税金資産の発生の主な原因別の内訳		1 繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	1,559,525千円	税務上の繰越欠損金	1,650,167千円
貸倒引当金繰入限度超過額	1,182,551	退職給付引当金繰入限度超過	657,465
関係会社株式評価損	747,600	その他	349,596
その他	659,478	繰延税金資産小計	2,657,228
繰延税金資産小計	4,149,155	評価性引当額	△2,657,228
評価性引当額	△4,149,155	繰延税金資産合計	—
繰延税金資産合計	—		
		2 法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳	
		法定実効税率	42.0%
		(調整)	
		評価性引当額	△40.8
		受取配当金等	△1.9
		住民税均等割等	1.0
		交際費等永久に損金算入されない項目	0.7
		税効果会計適用後の法人税等の負担率	1.0

（1株当たり情報）

前事業年度 （自　平成14年1月1日 至　平成14年12月31日）	当事業年度 （自　平成15年1月1日 至　平成15年12月31日）
1株当たり純資産額　8,406.57円 1株当たり当期純利益　32.82円 なお、潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。	1株当たり純資産額　14,184.20円 1株当たり当期純利益　252.27円 潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。 当事業年度から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。 なお、同会計基準及び適用指針を前事業年度に適用して算定した場合の1株当たり情報については、影響はありません。

（注）　1株当たり当期純利益額の算定上の基礎は以下の通りであります。

項目	前事業年度 （自　平成14年1月1日 至　平成14年12月31日）	当事業年度 （自　平成15年1月1日 至　平成15年12月31日）
当期純利益（千円）	—	1,111,751
普通株主に帰属しない金額	—	—
普通株式に係る当期純利益（千円）	—	1,111,751
普通株式の期中平均株式数（株）	—	4,407,046.01

(重要な後発事象)

前事業年度 (自 平成14年1月1日 至 平成14年12月31日)	当事業年度 (自 平成15年1月1日 至 平成15年12月31日)
1 プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、JCFが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のJCFへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、JCFからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式(但し対象会社部分)、建物、土地、その他。 2 株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ 44.28% 住友商事㈱ 28.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%	─────

前へ

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(千円)
(投資有価証券)		
その他有価証券		
ケーブルネット埼玉(株)	1,000	50,000
関西ケーブルネット(株)	16,508	2,088,537
阪神シティケーブル(株)	8,440	728,704
計	25,948	2,867,241

【有形固定資産等明細表】

資産の種類	前期末残高(千円)	当期増加額(千円)	当期減少額(千円)	当期末残高(千円)	当期末減価償却累計額又は償却累計額(千円)	当期償却額(千円)	差引当期末残高(千円)
有形固定資産							
建物	1,178,561	550	—	1,179,112	218,270	95,416	960,842
構築物	48,577	0	—	48,577	9,382	2,695	39,195
工具・器具及び備品	297,584	51,726	—	349,310	114,189	41,557	235,121
土地	429,042	—	—	429,042	—	—	429,042
有形固定資産計	1,953,765	52,276	—	2,006,041	341,842	139,668	1,664,200
無形固定資産							
[illegible]権	—	—	—	21,108	16,866	2,110	4,242
ソフトウェア	—	—	—	1,801,254	567,499	297,396	1,233,755
電話加入権	—	—	—	8,747	—	—	8,747
無形固定資産計	—	—	—	1,831,109	584,365	299,506	1,246,743
長期前払費用	785,127	3,303,082	—	4,088,209	595,925	551,926	3,492,284
繰延資産							
新株発行費	—	114,202	—	114,202	38,067	38,067	76,135
繰延資産計	—	114,202	—	114,202	38,067	38,067	76,135

(注) 1 当期増加額のうち主なものは次のとおりであります。

長期前払費用　　融資主幹事行手数料　　3,303,082千円

2 無形固定資産については、資産総額の1％以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金(千円)			47,002,622	16,130,375	—	63,132,997
資本金のうち既発行株式	普通株式	(株)	(3,934,285.74)	(750,250)	(—)	(4,684,535.74)
	普通株式	(千円)	47,002,622	16,130,375	—	63,132,997
	計	(株)	(3,934,285.74)	(750,250)	(—)	(4,684,535.74)
	計	(千円)	47,002,622	16,130,375	—	63,132,997
資本準備金及びその他資本剰余金	(資本準備金) 株式払込剰余金	(千円)	1,637,589	16,130,375	—	17,767,964
	計	(千円)	1,637,589	16,130,375	—	17,767,964
利益準備金及び任意積立金		(千円)	—	—	—	—
	計	(千円)	—	—	—	—

(注)　資本金及び株式払込剰余金の増加の原因は、現物出資によるものであります。

【引当金明細表】

区分	前期末残高 (千円)	当期増加額 (千円)	当期減少額 (目的使用) (千円)	当期減少額 (その他) (千円)	当期末残高 (千円)
貸倒引当金	3,221,700	2,400	3,220,000	1,700	2,400
賞与引当金	199,402	223,297	199,402	—	223,297
役員退職慰労引当金	—	17,695	—	—	17,695

(注)　貸倒引当金の当期減少額の「その他」欄の金額は、法人税法の規定による洗替額であります。

(2) 【主な資産及び負債の内容】

a　資産の部

イ　現金及び預金

区分	金額(千円)
現金	—
普通預金	2,476,442
合計	2,476,442

ロ　売掛金

(イ) 相手先別内訳

相手先	金額(千円)
㈱　　コム関西	1,759,383
㈱ジェイコム関東	1,372,354
エイジェイシーシー㈱	1,073,955
㈱ジェイコム東京	833,987
㈱ジェイコム湘南	808,082
土浦ケーブルテレビ㈱	515,682
その他	3,780,918
合計	10,144,361

(ロ) 売掛金滞留状況

期　高(千円) (A)	当期発生高(千円) (B)	当期回収高(千円) (C)	当期末残高(千円) (D)	回収率(%) $\frac{(C)\times 100}{(A)+(B)}$	滞留期間(日) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
8,549,460	55,613,137	54,018,236	10,144,361	84%	61.3日

(注)　当期発生高には、消費税等が含まれております。

ハ　商品

区分	金額(千円)
ケーブルテレビ局向けの資機材	8,147
合計	

ニ　関係会社株式

区分	金額(千円)
㈱ジェイコム関西	18,503,355
㈱ジェイコム東京	8,423,918
㈱ジェイコム湘南	7,655,347
アットネットホーム㈱	5,348,563
㈱ジェイコム北九州	2,776,420
㈱ジェイコム関東	2,737,590
㈱ケーブルネット神戸芦屋	2,198,259
㈱スーパーネットワークユー	2,006,250
㈱ケーブルビジョン21	1,977,880
㈱メディアさいたま	1,582,789
その他	9,315,419
合計	62,525,790

ホ　関係会社長期貸付金

区分	金額(千円)
(有)ジェイコムファイナンス	143,836,060

b　負債の部

イ　買掛金

相手先	金額(千円)
住商エレクトロニクス㈱	1,341,582
アリスインターナショナルジャパン㈱	1,003,194
TELLABS Ltd.	657,268
㈱ワウワウ	598,657
㈱ブロードネットマックス	399,029
その他	4,222,119
合計	8,221,849

ロ　関係会社長期借入金

相手先	金額(千円)
住友商事㈱	52,894,625
Liberty Jupiter Finance, Inc.	52,894,625
Microsoft Corporation	43,950,000
合計	149,739,250

(3)　【その他】

該当事項はありません。

第6 【提出会社の株式事務の概要】

決算期	12月31日
定時株主総会	毎決算期の翌日から3ヶ月以内
株主名簿閉鎖の期間	─────
基準日	12月31日
株券の種類	1株券、10株券、100株券、1,000株券
中間配当基準日	6月30日
1単元の株式数	─────
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目4番4号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目5番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目5番33号 住友信託銀行株式会社
名義書換手数料	無料
新券交付手数料	一枚当たり　印紙税相当額
端株の買取り	
取扱場所	東京都千代田区丸の内一丁目4番4号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目5番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目5番33号 住友信託銀行株式会社
買取手数料	無料
公告掲載新聞名	日本経済新聞
株主に対する特典	該当事項はありません。

(注)　当社は、商法220条ノ2第1項に規定する端株原簿を作成しております。

第7 【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1)	有価証券報告書 及びその添付書類	事業年度 (第9期)	自 平成14年1月1日 至 平成14年12月31日	平成15年3月28日 関東財務局長に提出。
(2)	有価証券報告書の 訂正報告書	(1)の有価証券報告書に係る訂正報告書であります。		平成15年4月11日 関東財務局長に提出
(3)	有価証券届出書 及びその添付書類			平成15年5月1日 関東財務局長に提出
(4)	半期報告書	(第10期中)	自 平成15年1月1日 至 平成15年6月30日	平成15年9月26日 関東財務局長に提出。
(5)	有価証券届出書 及びその添付書類			平成15年10月7日 関東財務局長に提出

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

前期連結財務諸表に対する監査報告書

当期連結財務諸表に対する監査報告書

前期財務諸表に対する監査報告書

当期財務諸表に対する監査報告書

監査報告書

平成15年３月28日

株式会社ジュピターテレコム
　代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員	公認会計士	野口征二郎	㊞
関与社員	公認会計士	水谷英滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成16年3月29日

株式会社ジュピターテレコム
取締役会　御中

あずさ監査法人

代表社員 関与社員　公認会計士　野　口　征二郎

代表社員 関与社員　公認会計士　水　谷　英　滋

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年1月1日から平成15年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社ジュピターテレコム及び連結子会社の平成15年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

継続企業の前提に関する注記に記載されているとおり、会社は当連結会計年度において10,188,197千円の債務超過となっており、継続企業の前提に関する重要な疑義が存在している。当該状況に対する経営計画等は当該注記に記載されている。連結財務諸表は、継続企業を前提として作成されており、このような重要な疑義の影響を連結財務諸表には反映していない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

監査報告書

平成15年3月28日

株式会社ジュピターテレコム
　代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征　二　郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成14年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成16年3月29日

株式会社ジュピターテレコム
取締役会　御中

あずさ監査法人

代表社員 関与社員　公認会計士　野口　征二郎

代表社員 関与社員　公認会計士　水谷　英滋

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年1月1日から平成15年12月31日までの第10期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社ジュピターテレコムの平成15年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

会計方針の変更に記載されているとおり、会社は課金システムに係るデータ処理料の会計処理を変更した。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

定時株主総会招集のご通知

２００４年３月１２日

株主各位

東京都港区芝大門一丁目１番３０号
株式会社ジュピターテレコム
代表取締役社長　森泉知行

定時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。
さて、弊社定時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。
なお、当日ご出席願えない場合には、同封委任状にご記入ご捺印乃至ご署名の上、株主総会開催までに当社に到着するようご送付の程お願い申し上げます。

敬具

記

１．日　時：　２００４年３月２９日（月）　午前９時３０分

２．場　所：　東京都港区芝大門一丁目１番３０号　当社本店会議室

３．会議の目的事項：

《報告事項》
第１０期営業報告書、貸借対照表及び損益計算書報告の件

《決議事項》
第１号議案　第１０期損失処理案承認の件
第２号議案　取締役２名辞任に伴い取締役２名選任の件
第３号議案　監査役３名任期満了につき監査役２名選任の件
第４号議案　退任取締役に対し退職慰労金贈呈の件

以上

平成 16 年 3 月 29 日午前 9 時 30 分開催の当社第 10 回定時株主総会において、当社第 10 期営業報告書、貸借対照表及び損益計算書を報告し、また、第 10 期損失処理案については、議案どおり承認されました。

営業報告書

平成15年１月１日から
平成15年12月31日まで

1．営業の概況

(1) 営業の経過及び成果

企業をめぐる経済環境

当事業年度は、世界情勢が3月のイラク戦争とその後のイラク情勢の混乱が続く中で、日本経済は若干の明るさが見えてまいりました。りそなを除く大手銀行の大幅増益ニュースに加え、日本政府によるりそな銀行への思い切った公的資金投入措置、年後半では足利銀行の国有化などにより日本の銀行業界にも一応底打ち感は出てまいりました。日本経済の全般的な回復とは云い難いものの、最高益を更新する企業も多く、業界や企業別の優勝劣敗の傾向が顕著になりつつあるように見えます。

メディア・テレコム業界では、日本テレコムのリップルウッドへの売却やIIJのNTTグループ入り、CWCの行き詰まりなど業界の淘汰と再編は留まることなく進んでおります。一方、放送業界ではプラットフォームの一つプラットワンの早くも脱落のニュースなどはあったものの、12月に東京、名古屋、関西の三大都市圏で開始された地上波デジタルが話題を独占したといって過言ではないでしょう。

当社の営業の経過及び成果

このような背景の中で、私どもは、従来の戦略を一部見直しし、よりサービス面に重点を置き、来るべき新たな展開に備えるべく努力を積み重ねてまいりました。

ケーブルテレビサービス

ケーブルテレビにつきましては、チャネルラインアップの充実に見合ったベィシック料金の改定を略計画どおりに実施いたしました。更にお客様に喜んでいただける強力コンテンツとして、11月からデイズニーチャネルの放送を開始いたしました。或いは、コミュニティチャネルを最大限顧客獲得に活用すべくジェイコムチャネルの見直しも行いました。12月には、地上波デジタル放送が開始されましたがアンテナ受信による視聴範囲が極めて限定されているため、ケーブルテレビのネットワークを活用してより広範囲に視聴者に地上波デジタル放送を提供すべく再送信サービスを開始いたしました。

高速インターネットサービス

高速インターネット接続サービスにつきましては、ADSLに続いて、NTTグループのBフレッツなど光ファイバーの高速接続サービスも本格的に市場に参入し激しいシェア争い、価格競争の戦国時代が続いております。私どもは、サービス内容の充実に重点をおき、極力価格競争の埒外に身を置くように努めました。9月からは順次運営局において３０Mbサービスを開始し、顧客から好評を得ております。

電話サービス

電話サービスにつきましては、従来の計画に則ってホームパスを拡げ、当期末には前期末日比46%増の4,216千世帯となりました。

以上のような営業活動の結果、当期末においては、ケーブルテレビ、高速インターネット接続サービス及び電話サービスの当社運営局の加入者数は、夫々、1,551千世帯、640千世帯、555千世帯となりました。また、いずれかのサービスに加入頂いている世帯数は1,782千世帯となり、一接続世帯当たりのサービスの数は1.54となりました。

損益の状況

当期の売上高は対前期比約7%減少の52,965百万円となりました。ケーブルテレビの加入者増加に伴う運営局向けの番組代売上は約20%増加したものの、幹線の工事は一段落し、また電話関係ホームパス工事も進んだため、運営局向けの工事資機材の売上高が大きく減ったためであります。しかしながら、加入者増による運営局からのマネージメントフィー収入の増加があり、また販売費及び一般管理費の伸びが対前期比2%増加に抑えられたこと、などから営業利益は対前期比約127%増加の1,340百万円を計上できました。また、シンジケート借入に関わる諸費用の償却費を含めた純金融費用が対前期比約213百万円改善したこともあり、経常損益は対前期比約360%増の1,167百万円となりました。特別損益の部では、過去の電話機器の不具合に対する補償金収入など98百万円の利益を計上し、また、デジタル関連の仕様変更に因る既購入ソフトの除却損等の損失を142百万円を計上し、税引き前当期純利益は1,123百万円となりました。法人税等の負担は対前期比約3百万円増加しましたが、当期純損益は対前期比760%増の1,112百万円となりました。

財務活動面では、平成15年1月、2年半に及ぶ努力の結果、漸く複数の有力銀行を主幹事とし、当社並びに当社運営局（福岡ケーブルネットワーク、ケーブルビジョン２１、及び調布ケーブルテレビを除く）を対象とした総枠1,400億円のシニアローンのシンジケート借入れ契約を締結いたしました。12月に至り、長年の懸案であったケーブルビジョン２１の財務再建も計画通り推し進め、同社もシンジケート借り入れ対象局に加えることが出来ました。

設備投資・資金調達の状況

平成15年1月末、当社はビーエーアジアリミテド、東京三菱銀行、シティバンクN. A.、みずほコーポレート銀行、三井住友銀行を主幹事とする銀行団と総枠1,400億円のシニアローン借入れ契約を締結いたしました。本契約に従い、当社は2月、住商フィナンシャルマネジメントを始めとする当該時点での借入債務230,518百万円を全額返済し、同時に当社の主要株主であるリバーティメディア、住友商事、マイクロソフトから1,500億円並びに320億円（トランシェB）の長期劣後借入金を借り入れました。また、シンジケート融資団からは100%子会社である有限会社ジェイコムファイナンス（JCF）にて総額530億円の長期の借入れを実行いたしました。当期末現在JCFのシニアローンの残高は530億円であり、全額長期借入金であります。

平成15年5月、普通株式750,250株を第三者割当方式にてリバーティメディア及び住友商事に発行し、両社からの長期劣後借入金のうち約322億6千万円を当社の普通株式に転換いたしました。払い込み資金のうち半額を資本金に組み入れ残額を資本準備金としました。この結果、当社の資本金は約63,133百万円となりました。

（2）当社が対処すべき課題

平成15年は愈々デジタル放送時代の幕が切って落とされました。地上波デジタル放送の開始は私どもMSOとしても追風と受け留め、ケーブルテレビのネットワークの利便性を十分に活かしお客様の期待に応えたいと考えております。またそのためには私どもはインフラを持ったサービス産業であることをもっともっと自覚し、サービス内容の充実に努めてまいります。ビデオ配信の新たな形態の競争相手も出現しつつあります。コンテンツを含めたサービス内容の充実が他の競争相手との差別化を可能にさせ、ジュピターの価値を高めるものと信じます。その為には先ず「隗より始めよ」で、従業員教育の徹底から始め具体的な諸施策を早めに打ち出して株主の皆様の期待に応えたい所存であります。
株主の皆様には引き続きご支援を賜りますようお願い申し上げます。

（3）営業成績及び財産の状況の推移

	第7期	第8期	第9期	第10期
売上高	36,718百万円	50,294百万円	57,058百万円	52,965百万円
当期純利益	△988百万円	△4,999百万円	129百万円	1,112百万円
一株当たりの当期純利益	△251円19銭	△1,270円68銭	32円82銭	252円26銭
純資産	37,943百万円	32,944百万円	33,073百万円	66,446百万円
総資産	54,591百万円	232,900百万円	272,159百万円	229,738百万円

（注）1．1株当たりの当期損益は、第9期まで期末発行済株式総数に基づき算出しておりましたが、第10期より期中平均発行済株式総数に基づき算出しております。

2．会社の概況　（平成15年12月31日現在）

（1）主要な事業内容　　有線テレビジョン放送事業

（2）主要な事業所　　（本店）東京都豊島区東池袋4－41－24

（3）株式の状況

①会社が発行する株式の総数　　15,000,000株

②発行済株式の総数　　4,684,535.74株

③当期中の株式の発行数　　750,250株

④株主数　　12名

⑤大株主（上位8名）

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
住友商事株式会社	1,490,657.00株	31.82%	－株	－%
Liberty Japan, Inc.	1,101,600.00株	23.52%	－株	－%
Microsoft Holdings V, Inc.	605,296.06株	12.92%	－株	－%
Liberty Japan Ⅳ, Inc	375,125.00株	8.01%	－株	－%
Liberty Kanto, Inc.	314,743.00株	6.72%	－株	－%
日興シティ信託銀行株式会社	303,500.00株	6.48%	－株	－%
Liberty Jupiter, Inc	275,400.00株	5.88%	－株	－%
三井物産株式会社	78,694.00株	1.68%	－株	－%
松下電器産業株式会社	78,694.00株	1.68%	－株	－%

（4）従業員の状況

区分	従業員数	前期末比増加	平均年齢	平均勤続年数
男子	1,602名	153名	35.1才	4.9年
女子	465名	92名	33.9才	5.3年
合計	2,067名	245名	34.5才	5.1年

（注）従業員には受入出向者54名を含む。

（5）企業結合の状況

○重要な子会社等の状況

会社名	資本金	当社の持株比率	主要な事業内容
㈱ジェイコム関東	30,004 百万円	100.00%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱ジェイコム関西	15,500 百万円	84.17%	同上
㈱ジェイコム東京	10,075 百万円	80.07%	同上
アットネットホーム㈱	7,800 百万円	87.43%	インターネット事業
㈱ジェイコム湘南	5,772 百万円	79.49%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱スーパーネットワークユー	3,395 百万円	59.09%	同上
㈱メディアさいたま	2,993 百万円	50.38%	同上
㈱ケーブルネット神戸芦屋	2,900 百万円	52.62%	同上
㈱ケーブルビジョン２１	2,767 百万円	97.95%	同上
北摂ケーブルネット㈱	2,000 百万円	55.00%	同上
福岡ケーブルネットワーク㈱ ※	2,000 百万円	45.00%	同上
関西マルチメディアサービス㈱ ※※	2,000 百万円	25.75%	インターネット事業
㈱ジェイコム北九州	1,801 百万円	81.65%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱木更津ケーブルテレビ	1,800 百万円	81.69%	同上
㈱ケーブルネットワークやちよ	1,600 百万円	58.65%	同上
浦和ケーブル・テレビ・ネットワーク㈱	1,600 百万円	50.10%	同上
土浦ケーブルテレビ㈱	1,500 百万円	70.33%	同上
㈱ジェイコム群馬	1,100 百万円	100.00%	同上
㈱ケーブルネット下関 ※	1,000 百万円	50.00%	同上
㈱ジェイコム札幌 ※※※	8,800 百万円	83.13% (83.13%)	同上
㈲ジェイコムファイナンス	3 百万円	100.00%	金融業務

（注）1. 上記のうち、※印の会社は、商法上の子会社ではありませんが、連結決算上の連結子会社であります。

2. ※※印の会社は、連結決算上の持分法適用関連会社であります。

3. ※※※印の会社は、子会社が所有する持株比率を（　）内に内数で表示しております。

○企業結合の成果

連結子会社は20社、持分法適用会社は3社であり、当期の連結売上高は152,001百万円、連結純利益は796百万円であります。

（6）取締役及び監査役

地　位	氏　名	担当又は主な職業
代表取締役社長	森泉　知行	最高経営責任者
代表取締役副社長	ｸﾞﾚｺﾞﾘｰ・ｱｰﾑｽﾄﾛﾝｸﾞ	最高執行責任者
取締役副社長	吉田　幸弘	企画・管理担当
常務取締役	庄子　　進	財務・経理特命担当
常務取締役	平山　泰史	対外企画担当
取締役（非常勤）	中井戸　信英	住友商事㈱代表取締役常務執行役員・情報産業事業部門長
取締役（非常勤）	吉井　伸吾	住友商事㈱執行役員・ﾒﾃﾞｨｱ事業本部長
取締役（非常勤）	青木　二仁	住友商事㈱理事 情報産業事業部門長付
取締役（非常勤）	ﾐﾗﾝﾀﾞ・ｶｰﾁｽ	Liberty Media International, LLC. President
取締役（非常勤）	ｸﾞﾗﾊﾑ・ﾎﾘｽ	Liberty Media International, LLC. Executive Vice President & CFO
取締役（非常勤）	西村　泰重	Liberty Media Corporation　在日顧問
取締役（非常勤）	ｻﾙﾏﾝ・ｳﾗｰ	Microsoft Corporation General Manager of Corporate Strategy
取締役(非常勤)	ｻﾝｼﾞｪｲ・ﾁｪｯﾀﾞ	Microsoft Corporation Managing Director, Corporate Development
監査役	松本　征夫	
監査役（非常勤）	林　正俊	住友商事㈱　情報産業総括部長
監査役（非常勤）	ﾀﾞﾘﾙ・ﾄﾞｰﾘﾝﾄﾝ	Liberty Media International, LLC. General Manager (Japan)
監査役（非常勤）	ｽｰ・ﾌﾞﾛｳﾞｧﾝ	Liberty Media International, LLC. Director of Finance

（注）1. 当期中の取締役および監査役の異動

○ 当社は、石橋庸敏代表取締役社長 最高経営責任者（CEO）からの平成15年3月27日付で社長を辞任する旨の申し出を受け、平成15年3月27日付で森泉知行が代表取締役社長 最高経営責任者(CEO)に就任し、また、西條温氏及び田村雄二氏が退任し、中井戸信英氏及び吉井伸吾氏が取締役に就任しました。さらに、同日付で吉田幸弘氏は監査役を辞任し、取締役副社長に就任、林　正俊氏が監査役に就任しました。

○ 平成15年5月16日付で監査役小林孔次氏が辞任し、松本征夫氏が就任しました。

○ 平成15年10月3日付で取締役ﾍﾝﾘｰ・ｳﾞｨｼﾞﾙ氏が辞任し、ｻﾙﾏﾝ・ｳﾗｰ氏が就任しました。

（注）2. 監査役林正俊氏、ｽｰ・ﾌﾞﾛｳﾞｧﾝ氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

（7）主要な借入先

借入先	借入額	借入先が有する当社の株式数
住友商事㈱	52,895 百万円	1,490,657.00 株
Liberty Jupiter Finance, Inc.	52,895 百万円	一 株
Microsoft Corporation	43,950 百万円	一 株

以上

尚、本営業報告書中の記載金額は、本年度より表示単位未満の端数を四捨五入して表示しております。

貸借対照表

(平成15年12月31日現在)

(単位：百万円)

(資産の部)		(負債の部)	
流動資産	13,002	流動負債	9,360
現金及び預金	2,476	買掛金	8,222
売掛金	10,144	未払金・未払費用	739
商品	8	賞与引当金	223
前払費用	11	未払法人税等	11
前渡金	177	その他流動負債	165
その他流動資産	188	固定負債	153,937
貸倒引当金	△2	長期借入金	149,739
固定資産	216,665	退職給付引当金	1,667
有形固定資産	1,664	役員退職慰労引当金	18
建物	961	長期未払利息	2,394
構築物	39	長期未払保証料	119
工具器具備品	235	負債合計	163,297
土地	429		
無形固定資産	1,247	(資本の部)	
商標権	4		
ソフトウェア	1,234	資本金	63,133
電話加入権	9	資本剰余金	17,768
投資その他の資産	213,754	資本準備金	17,768
投資有価証券	5,630	利益剰余金	△14,455
子会社株式・出資金	59,766	当期未処理損失	△14,455
長期貸付金	144,154		
長期前払費用	3,492		
その他投資	712		
繰延資産	76	資本合計	66,446
新株発行費	76		
資産合計	229,743	負債及び資本合計	229,743

損益計算書

平成15年 1月 1日から
平成15年12月31日まで

（単位：百万円）

（経常損益の部）		
営業損益の部		
売上高		52,965
売上原価		41,274
売上総利益		11,691
販売費及び一般管理費		10,351
営業利益		1,340
営業外損益の部		
営業外収益		
受取利息	4,066	
受取保証料	87	
為替差益	11	
その他営業外収益	56	4,220
営業外費用		
支払利息	3,492	
支払保証料	210	
長期前払費用償却費	591	
新株発行費償却	38	
その他営業外費用	62	4,393
経常利益		1,167
（特別損益の部）		
特別利益		
貯蔵品不具合に係る補償収入	86	
その他特別利益	12	98
特別損失		
デジタル事業に係る仕様変更等に伴う損失	139	
その他特別損失	3	142
税引前当期純利益		1,123
法人税、住民税及び事業税		11
当期純利益		1,112
前期繰越損失		△15,566
当期未処理損失		△14,455

重要な会計方針

1. 有価証券の評価基準及び評価方法

子会社株式
移動平均法に基づく原価法
その他有価証券
時価のないもの・・・移動平均法に基づく原価法

2. 棚卸資産の評価基準及び評価方法
商品・・・移動平均法に基づく低価法によっております。

3. 有形固定資産の減価償却の方法・・・法人税法に基づく定額法によっております。

4. 無形固定資産の減価償却の方法

法人税法に基づく定額法によっております。

ただし、ソフトウェアのうち自社利用分については、社内における利用可能期間（5年）に基づく定額法によっております。

5. 長期前払費用の償却の方法

定額法によっております。

6. 繰延資産の処理方法
新株発行費・・・商法施行規則の規定に基づく期間均等償却を行っております。

7. 引当金の計上方法

(1) 貸倒引当金
債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。

(2) 退職給付引当金
従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。

(3) 賞与引当金
従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。

(4) 役員退職慰労引当金

役員の退職慰労金の支給に備えるため、当社内規に基づく期末要支給見積額を引当計上しております。この引当金は商法施行規則43条に規定する引当金です。

8. 重要なヘッジ会計の方法

(1) ヘッジ会計の方法

繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。

(2) ヘッジ手段とヘッジ対象

ヘッジ手段：為替予約

ヘッジ対象：外貨建金銭債権債務

(3) ヘッジ方針

内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。

(4) ヘッジ有効性評価の方法

有効性の評価については、決算日（含む中間決算日）及び決済日（為替予約の実行日）に予約レートと同日の直物相場によるレート比較により評価を行っております。

9. 消費税等の処理方法・・・消費税等の会計処理は税抜方式によっております。

会計方針の変更

課金システムに係るデータ処理料は、従来、販売費及び一般管理費に計上しておりましたが、当期より売上原価に計上する方法に変更しております。

この変更は、出資関係のない運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行ったものであります。

この変更により、従来の方法によった場合と比較して売上総利益は 1,255,380 千円減少しておりますが、経常利益及び税引前当期純利益に与える影響はありません。

貸借対照表注記

1. 記載金額は千円未満を四捨五入して表示しております。

2. 子会社に対する金銭債権債務

短期金銭債権	7,540 百万円	長期金銭債権	143,836 百万円
短期金銭債務	502 百万円		

3. 有形固定資産の減価償却累計額　342 百万円

4. 貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、事務機器、LAN 設備、電話交換機、及び自動車があります。

5. 取締役に対する金銭債務　381 百万円

6. 保証債務残高　53,723 百万円

7. 主な担保提供資産

預金 2,476 百万円　建物及び構築物 661 百万円　土地 429 百万円　子会社株式・出資金 53,125 百万円

8. ストックオプション

ストックオプションのために付与した新株引受権の残高

発行すべき株式の内容	新株発行予定残数	発行価格
当社無額面普通株式	155,705 株	1 株につき 92,000 円と公募価格のいずれか低い金額

9. 資本の欠損

商法施行規則第 92 条に規定する差額　14,455 百万円

損益計算書注記

1. 記載金額は千円未満を四捨五入して表示しております。

2. 子会社との取引高

売上高		42,750 百万円
営業取引以外の取引	受取利息	4,006 百万円
	受取保証料	78 百万円

3. 1 株当たりの当期純利益 252 円 26 銭

損失処理案

（単位 ： 円）

当期未処理損失	14,454,576,592
これを次のとおり処理します。	
次期繰越損失	14,454,576,592

独立監査人の監査報告書

平成16年2月13日

株式会社ジュピターテレコム
監査役会　御中

あずさ監査法人

代表社員
関与社員　公認会計士　野口　[signature]

代表社員
関与社員　公認会計士　水谷英滋　[signature]

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第2条の規定に基づき、株式会社ジュピターテレコムの平成15年1月1日から平成15年12月31日までの第10期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び損失処理案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) 重要な会計方針に記載のとおり、会社は従来、課金システムに係るデータ処理料を販売費及び一般管理費に計上していたが、当営業年度より売上原価に計上する方法に変更した。この変更は、出資関係の無い運用局にかかる当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行われたものであり、相当と認める。
(3) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(4) 損失処理案は、法令及び定款に適合しているものと認める。
(5) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査報告書（謄本）

当監査役会は、平成１５年１月１日から平成１５年１２月３１日までの第１０期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成しましたので、以下の通り報告いたします。

１．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針等に従い、取締役会その他重要な会議に出席するほか、取締役等から営業の報告を受け、重要な決裁書類等を閲覧し、会社の業績及び財産の状況を調査し、子会社についても、必要に応じて業務及び財産の状況を調査しました。また、会計監査人からその監査に関する報告と説明を受け、計算書類及び附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等から報告を求め、会計記録に基づく調査を実施しました。

２．監査の結果

（１）　会計監査人である あずさ監査法人の監査の方法及び結果は、相当であると認めます。

（２）　営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

（３）　損失処理に関する議案は、会社の財産の状況その他の事情に照らして相当であり、指摘すべき事項は認められません。

（４）　付属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

（５）　取締役の職務の執行に関し、不正の行為または法令もしくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても、取締役の義務違反はないものと認めます。

以上は、監査役全員一致の意見によるものであります。

平成１６年２月１９日

株式会社 ジュピターテレコム 監査役会

監査役　（常勤）　　松本　征夫

監査役　（非常勤）　ダリル・ドーリントン

監査役　（非常勤）　スー・プロヴァン

監査役　（非常勤）　林　　正俊

（注）監査役林　正俊並びに監査役スー・プロヴァンは「株式会社の監査役等に関する商法の特例に関する法律」第１８条第１項に定める社外監査役であります。

議決権行使についての参考事項

1、　議決権に関する事項

発行済株式総数（平成15年12月31日現在）：4,684,535.74株

議決権を有する株主の数：11名

その議決権数：4,684,535株

2、　議案及び参考事項

第1号議案　第10期（平成15年1月1日～平成15年12月31日）の損失処理案承認の件

議案の内容は定時総会招集通知に添付の損失処理案記載の通りです。

第2号議案　取締役2名辞任に伴い取締役2名選任の件

本総会終結の時をもって庄子進取締役及びサルマン・ウラー取締役が辞任致しますので、その補充として取締役2名を選任するものです。

取締役候補者は次のとおりです。

Candidates for Directors

氏名	生年月日	略歴
春山昭彦 Akihiko Haruyama	1955年9月12日生	1979年 4月　伊藤忠商事(株)入社 1990年 7月　(株)日本長期信用銀行 1999年 4月　NTTドコモ(株) 2001年 2月　CASTY Inc. 2003年11月　(株)ｼﾞｭﾋﾟﾀｰ・ﾃﾚｺﾑ　ﾁｰﾌﾌｧｲﾅﾝｼｱﾙｵﾌｨｻｰ（現職）
ﾏｰｸ・ﾌﾞﾗｳﾝ Marc Brown	1964年7月24日生	1987年　Union Bank of Switzerland 1998年5月　Goodwin, Procter&Hoar LLP 2000年1月　Manager, Microsoft Corporation 2002年8月　Senior Manager, Corporate Development Group, Microsoft Corporation（現職）

第３号議案　監査役３名任期満了につき監査役２名選任の件

本総会終結の時をもって松本征夫監査役、林正俊監査役及びダリィル・ドリントン監査役の任期が満了致しますので、新たに監査役２名を選任するものです。

監査役候補者は次のとおりです。

氏名	生年月日	略歴	
林　正俊 Masatoshi HAYASHI	1956年1月20日	1978年 4月	住友商事㈱入社
		1996年 7月	同社 メディア事業本部長付
		2000年 5月	同社 情報産業業務部長付
		2001年 4月	同社 情報産業総括部長付
		2002年 4月	同社 メディア事業本部映像メディア事業部長
		2003年 3月	同社 情報産業総括部長（現職）
松本　征夫 Ikuo Matsumoto	1944年6月10日	1967年 4月	住友商事㈱入社
		1991年 4月	同社 衛星通信事業室参事 ㈱サテライト ジャパン
		1996年10月	同社 映像メディア事業部参事（シンガポール駐在） JAPAN ENTERTAINMENT TELEVISION PTE. LTD.
		1998年12月	同社 情報通信第二事業部参事 ㈱インタラクティブソリューションズ 兼 エンゲージテクノロジーズジャパン㈱
		2000年 2月	同社 ケーブルテレビ・衛星事業部参事 ㈱ジュピターテレコム 財務企画部（現財務部）部長
		2003年5月	㈱ジュピターテレコム　常勤監査役　（現職）

第4号議案　退任取締役に対し退職慰労金贈呈の件

本株主総会の終結時をもって庄子進取締役が退任致しますが、その在任中の功労に報いるため、当社所定の基準に従い退職慰労金を贈呈することとし、その具体的金額、支払時期・方法等は取締役の決議に一任頂きたく、お諮りするものです。

以上

当社会計監査人の名称変更についてのお知らせ

当社の会計監査人であります朝日監査法人は、平成16年1月1日に名称変更し、あずさ監査法人となりました。

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第1項
【提出先】	関東財務局長
【提出日】	平成15年3月28日
【事業年度】	第9期(自　平成14年1月1日　至　平成14年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03) 5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03) 5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【縦覧に供する場所】	該当事項はありません。

次

RECEIVED
2004 JUN -3 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第5期	第6期	第7期	第8期	第9期
決算年月		平成10年12月	平成11年12月	平成12年12月	平成13年12月	平成14年12月
売上高	(千円)	13,794,084	30,741,492	54,315,831	92,206,714	125,501,750
経常損失	(千円)	7,750,538	12,799,783	21,559,405	23,589,166	10,839,005
当期純損失	(千円)	9,758,392	11,134,796	20,978,878	23,445,406	11,088,569
純資産額	(千円)	8,473,231	3,538,435	△8,711,706	△32,157,112	△43,245,681
総資産額	(千円)	43,012,022	98,637,597	176,456,509	229,993,780	255,605,684
1株当たり純資産額	(円)	12,571.56	4,434.13	△2,214.30	△8,173.56	△10,992.00
1株当たり当期純損失	(円)	15,010.37	15,308.99	12,458.49	5,959.25	2,818.45
潜在株式調整後1株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	19.70	3.59	△4.93	△13.98	△16.91
自己資本利益率	(%)	—	—	—	—	—
株価収益率	(倍)	—	—	—	—	—
営業活動によるキャッシュ・フロー	(千円)	△4,966,722	△362,192	△1,809,154	545,421	15,043,471
投資活動によるキャッシュ・フロー	(千円)	△15,009,764	△25,248,159	△40,225,676	△66,796,090	△56,666,938
財務活動によるキャッシュ・フロー	(千円)	17,493,045	24,800,965	42,310,364	71,328,141	40,559,815
現金及び現金同等物の期末残高	(千円)	1,384,504	2,053,524	3,675,242	8,752,714	7,689,062
従業員数	(名)	1,036 (326)	1,124 (830)	1,939 (1,546)	2,108 (2,560)	2,360 (2,973)

(注) 1 売上高には消費税等は含まれておりません。
2 平成10年12月期のキャッシュ・フローにつきましては、証券取引法第193条の2の規定に基づく会計監査を受けておりません。
3 平成10年12月期及び平成11年12月期の潜在株式調整後1株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期から平成14年12月期の潜在株式調整後1株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。
4 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。
5 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

(2) 提出会社の経営指標等

回次		第5期	第6期	第7期	第8期	第9期
決算年月		平成10年12月	平成11年12月	平成12年12月	平成13年12月	平成14年12月
売上高	(千円)	12,634,475	16,149,173	36,718,673	50,294,647	57,058,603
経常利益(又は損失△)	(千円)	△2,523,636	△792,781	39,933	162,505	253,940
当期純利益(又は損失△)	(千円)	△2,528,736	△798,283	△988,264	△4,999,230	129,149
資本金	(千円)	33,700,000	39,900,000	47,002,622	47,002,622	47,002,622
発行済株式総数	(株)	674,000	798,000	3,934,285	3,934,285	3,934,285
純資産額	(千円)	24,790,300	30,192,017	37,943,965	32,944,735	33,073,884
総資産額	(千円)	26,594,150	37,893,930	54,591,476	232,900,078	272,159,537
1株当たり純資産額	(円)	36,780.86	37,834.60	9,644.43	8,373.75	8,406.57
1株当たり配当額 (内、1株当たり中間配当額)	(円) (円)	— (—)	— (—)	— (—)	— (—)	— (—)
1株当たり当期純利益(又は損失△)	(円)	△3,889.70	△1,097.54	△586.88	△1,270.68	32.82
潜在株式調整後1株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	93.22	79.68	69.51	14.15	12.15
自己資本利益率	(%)	—	—	—	—	0.39
株価収益率	(倍)	—	—	—	—	—
配当性向	(%)	—	—	—	—	—
従業員数	(名)	115(37)	104(27)	211(16)	351(60)	363(387)

(注) 1 売上高には消費税等は含まれておりません。
2 平成10年12月期及び平成11年12月期の潜在株式調整後1株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期及び平成13年12月期の潜在株式調整後1株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。また、平成14年12月期の潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。
3 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。
4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

【沿革】

平成７年１月　住友商事㈱とTele-Communications International, Inc.（TINTA；現Liberty Media International, Inc.）の合弁で㈱ジュピターテレコムを設立。
（注）TINTA側の出資会社はTCI Japan, Inc.（現Liberty Japan, Inc.）

平成７年３月　杉並ケーブルテレビ㈱、㈱ケーブルテレビネリマ、㈱シティケーブルビジョン府中、㈱小金井市民テレビの株式を住友商事㈱から取得。

平成７年８月　㈱ジュピター群馬設立。

平成７年11月　福岡ケーブルネットワーク㈱設立。

平成８年１月　㈱木更津ケーブルテレビ取得。
㈱ジュピター宝塚川西設立。

平成８年４月　北摂ケーブルネット㈱設立。
㈱ケーブルビジョン二十一及び㈱ケーブルステーション北九州を取得。

平成８年６月　㈱ジュピターりんくう設立。

平成　年７月　㈱ジュピターかわち設立。

平成８年９月　㈱ジュピター和歌山、㈱ケーブルネット下関設立。

平成８年10月　土浦ケーブルテレビ㈱の株式を住友商事㈱から取得。
杉並ケーブルテレビ㈱が第一種電気通信事業（電話事業）の郵政省許可を取得。

平成８年12月　決算期を３月から12月に変更。
浦和ケーブル・テレビ・ネットワーク㈱の株式を住友商事㈱から取得。

平成９年２月　㈱ジュピターいばらき（平成11年８月アットホームジャパン㈱に商号変更）を設立。
関西地区の統括会社として㈱ジュピター関西設立。

平成９年６月　寒川ケーブルテレビ㈱を買収及び㈱テレビちがさきの株式を住友商事㈱から取得。

平成９年７月　杉並ケーブルテレビ㈱による電話サービス開始。

平成10年３月　大阪ケーブルテレビ㈱の株式を住友商事㈱から取得。
㈲ジュピターインターネット設立。

平成10年４月　関西マルチメディアサービス㈱へ出資。

平成10年８月　㈱シーエーティーヴィ横須賀の株式を住友商事㈱から買取。
堺ケーブルテレビ㈱取得。

平成10年９月　こうべケーブルテレビ㈱の株式を住友商事㈱から取得。
㈲ジェイコムインターネット設立。

平成10年11月　北九州ケーブルテレビ㈱取得。

平成10年12月　吹田ケーブルテレビジョン㈱の株式を住友商事㈱から取得。

平成11年１月　大阪ケーブルテレビ㈱によるインターネットサービス開始。
杉並ケーブルテレビ㈱と㈱ケーブルテレビネリマが合併、㈱ジェイコム東京となる。
㈱テレビちがさきと寒川ケーブルテレビ㈱が合併、㈱ジェイコム湘南となる。
㈱ジュピター宝塚川西、㈱ジュピターかわち、㈱ジュピター和歌山と㈱ジュピター関西が合併、㈱ジェイコム関西となる。
藤沢ケーブルテレビ㈱の株式を住友商事㈱から取得。

平成11年3月　㈱ユーアイネット埼玉（平成12年7月㈱メディアさいたまに商号変更）の株式を住友商事㈱から取得。
㈱ケーブルテレビ神戸及び㈱チャンネルウェーブあまがさきの株式を住友商事㈱から取得。

平成11年7月　㈱ケーブルコミュニケーション芦屋の株式を住友商事㈱から取得。

平成11年8月　㈱ケーブルステーション北九州と北九州ケーブルテレビ㈱が合併、㈱ジェイコム北九州となる。

平成11年9月　アットホームジャパン㈱へ出資。
㈱ジェイコム関西が㈱ジュピターりんくうを吸収合併。

平成11年10月　㈱ジェイコム東京が㈱シティケーブルビジョン府中と㈱ケーブルコミュニケーション小金井・国分寺（旧㈱小金井市民テレビ）を吸収合併。

平成12年1月　こうべケーブルテレビ㈱と㈱ケーブルコミュニケーション芦屋が合併、㈱ケーブルネット神戸芦屋となる。

平成12年4月　㈱チャンネルウェーブあまがさきが㈱ケーブルビジョンアイ、㈱ケーブルビジョン西宮と合併、阪神シティケーブル㈱となる。
㈱ジェイコム東京が㈲ジェイコムインターネットを吸収合併。

平成12年9月　株式交換により㈱タイタス・コミュニケーションズを統合、同社発行済全株式を取得。
㈱タイタス・スキャットが㈱ジェイコム札幌に商号を変更。

平成12年10月　吹田ケーブルテレビジョン㈱の株式移転により、関西ケーブルネット㈱株式を取得。

平成12年12月　㈲ジュピターインターネット清算。
ケーブルスカイネット企画㈱へ出資。

平成13年1月　㈱ジェイコム関西が堺ケーブルテレビ㈱を吸収合併。

平成13年3月　㈱ケーブルネットワークやちよ取得。

平成13年4月　藤沢ケーブルテレビ㈱が㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、商号を㈱ジェイコム湘南と変更。

平成13年7月　和泉シーエーティヴィ㈱取得。

平成13年8月　㈱スーパーネットワークユー取得。

平成13年9月　㈱ジュピター群馬が㈱ジェイコム群馬に商号変更。
㈱タイタス・コミュニケーションズが㈱ジェイコム関東に商号変更。
㈱タイタス相鉄が㈱ジェイコム大和に商号変更。

平成14年1月　㈱ジェイコム関西が大阪ケーブルテレビ㈱を吸収合併。

平成14年2月　㈲ジェイコムファイナンス設立。
㈱ジェイコム関東が㈱ジェイコム大和を吸収合併。

平成14年4月　グリーンシティケーブルテレビ㈱株式を住友商事㈱から取得。
アットホームジャパン㈱（平成14年6月　アットネットホーム㈱に商号変更）を子会社化。

平成14年7月　ケーブルスカイネット企画㈱清算。

平成14年8月　㈱ジェイコム関東が前橋局の営業権を㈱ジェイコム群馬に譲渡。

平成14年11月　㈱ジェイコム関西が和泉シーエーティヴィ㈱を吸収合併。

【事業の内容】

当社は、19の運営局を通じて、「ワン・ストップ・ショップ」として、ケーブルテレビ、電話、高速インターネット接続サービスを当社グループのブロードバンド(高速・大容量)・ネットワークを通じ総合的に提供することを主な事業としております。なお、19の運営局以外に、4の非運営局に投資しております。

○ケーブルテレビサービス

加入者に対して、ニュース、スポーツ、映画、その他人気番組などを含む基本ケーブル・サービス(「基本チャンネル」)に加えて様々なプレミアム・サービス(「有料チャンネル」)を提供するものであります。

基本チャンネルは、地上波テレビ放送番組、地域コミュニティ番組、衛星放送番組等約45のチャンネルにより構成されています。一般的なチャンネルのラインナップには、映画専門チャンネルのCSN1ムービーチャンネル、テレビショッピングのショップチャンネル、スポーツチャンネルのJスカイスポーツ1、2、3、ディスカバリーチャンネル、ゴルフネットワークが含まれています。有料チャンネルは、プレミアム映画、スポーツ、競馬、その他特別イベントなどの娯楽番組を提供しており、これらは番組供給会社等から提供を受けております。

○電話サービス

電話サービスは平成14年12月31日現在、㈱ジェイコム札幌、㈱木更津ケーブルテレビ、㈱ジェイコム群馬、土浦ケーブルテレビ㈱、調布ケーブルテレビジョン㈱をのぞく14の運営局で提供しており、サービスエリアを順次拡大してまいります。当社グループの電話サービスは市内・長距離電話サービスにおいて、NTT及び他の地域系通信事業者とほぼ同等のサービスを加入者に提供するものであります。

当社グループは、市内・長距離、国際通信事業者、携帯電話、PHS事業者等との間で相互接続協定を締結しております。

○高速インターネット接続サービス

平成14年12月31日現在、高速インターネット接続サービスはすべての運営局で提供しております。

当社グループはアットネットホーム(株)(旧アットホームジャパン㈱)をインターネット接続事業者とする高速インターネット接続サービスを、平成12年6月にJ-COM@NetHomeのブランドで導入しました。このサービスは、高速インターネット接続と豊富なブロードバンド・コンテンツを提供するウェブ・ポータルから成り、当社グループが所有する高速大容量ネットワークとアットネットホーム(株)が構築するバックボーンを直結していることから、バックボーンを一般に開放されたインターネット網に依存する場合に頻繁に起こる通信の混雑は避けられるものと考えています。

○運営局への運営サービス

当社はMSO契約(傘下のケーブルテレビ局との間で締結する全般的な経営指導サービス提供契約)に基づき、19の運営局全てにJ-COM Broadbandブランドと、共通のビジネス戦略に基づいた運営サービスを提供しております。

平成14年12月31日現在の、各地域毎のケーブルテレビ、電話、高速インターネット接続サービスのホームパス世帯数(ケーブルテレビ、電話、高速インターネット回線を敷設した地域の中で接続可能な一戸建て及び集合住宅における世帯数)、加入世帯数及び加入率(%、加入世帯数÷ホームパス世帯数)は以下の通りです。

〈当社グループ局加入世帯数〉（平成14年12月31日現在）

グループ局名	ケーブルテレビ			電話			高速インターネット接続		
	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2
運営局（連結子会社）									
㈱ジェイコム東京	739,500	201,900	27.3%	724,500	105,000	14.5%	739,500	70,800	9.6%
㈱木更津ケーブルテレビ	72,100	26,100	36.2%	—	—	—	72,100	7,800	10.8%
㈱ジェイコム群馬	115,700	16,200	14.0%	—	—	—	115,700	7,500	6.5%
㈱ケーブルビジョン二十一	171,100	38,700	22.6%	58,200	4,000	6.9%	171,100	9,800	5.7%
福岡ケーブルネットワーク㈱	392,400	79,400	20.2%	109,600	8,100	7.4%	392,400	22,400	5.7%
㈱ジェイコム北九州	244,000	54,900	22.5%	71,000	5,800	8.2%	244,000	14,000	5.7%
北摂ケーブルネット㈱	173,700	44,000	25.3%	45,400	4,700	10.4%	173,700	20,100	11.6%
土浦ケーブルテレビ㈱	100,900	34,900	34.6%	—	—	—	100,900	11,000	10.9%
浦和ケーブル・テレビ・ネットワーク㈱	200,600	57,000	28.4%	62,800	3,200	5.1%	200,600	20,900	10.4%
㈱ケーブルネット下関	67,100	20,200	30.1%	17,700	2,100	12.1%	67,100	5,400	8.0%
㈱ジェイコム関西	1,233,700	285,700	23.2%	599,000	61,800	10.3%	1,233,700	104,800	8.5%
㈱ジェイコム湘南	409,900	148,400	36.2%	137,000	16,700	12.2%	409,900	34,400	8.4%
㈱ケーブルネット神戸芦屋	229,600	58,600	25.5%	41,400	4,400	10.6%	229,600	19,900	8.7%
㈱メディアさいたま	251,700	54,200	21.5%	37,100	3,000	8.1%	251,700	23,000	9.1%
㈱ケーブルネットワークやちよ	41,300	15,300	37.0%	13,500	900	6.7%	41,300	3,900	9.4%
㈱スーパーネットワークユー	57,600	16,900	29.3%	5,400	600	11.1%	57,600	5,600	9.8%
㈱ジェイコム関東	977,300	202,900	20.8%	960,000	129,600	13.5%	977,300	113,700	11.6%
㈱ジェイコム札幌	332,200	67,500	20.3%	—	—	—	271,600	9,500	3.5%
運営局（連結子会社） 計	5,810,400	1,422,800	24.5%	2,882,600	349,900	12.1%	5,749,800	504,500	8.8%
運営局（その他）									
調布ケーブルテレビジョン㈱	122,000	18,800	15.4%	—	—	—	96,500	5,400	5.6%
運営局（その他） 計	122,000	18,800	15.4%	—	—	—	96,500	5,400	5.6%
運営局 計	5,932,400	1,441,600	24.3%	2,882,600	349,900	12.1%	5,846,300	509,900	8.7%
（非運営局）									
㈱ケーブルテレビ神戸	160,000	31,800	19.8%	—	—	—	160,000	11,000	6.9%
関西ケーブルネット㈱ （注）1	539,000	130,300	24.2%	—	—	—	539,000	46,800	8.7%
阪神シティケーブル㈱	448,000	57,000	12.7%	—	—	—	448,000	27,600	6.2%
グリーンシティケーブルテレビ㈱	124,000	16,100	13.0%	—	—	—	124,000	8,400	6.8%
非運営局 計	1,271,000	235,200	18.5%	—	—	—	1,271,000	93,800	7.4%
合計	7,203,400	1,676,800	23.3%	2,882,600	349,900	12.1%	7,117,300	603,700	8.5%

（注）1 関西ケーブルネット㈱には、同社傘下の吹田ケーブルテレビジョン㈱、豊中コミュニティケーブルテレビ㈱、高槻ケーブルネットワーク㈱、池田マルチメディア㈱、東大阪ケーブルテレビ㈱、守口・門真ケーブルテレビ㈱の6社を合算計上しております。

2 $加入率(\%) = \frac{加入世帯数}{ホームパス世帯数} \times 100$

3 各サービスの加入世帯数は、当該サービス以外のサービスにも加入している世帯を含めております。

4 平成14年12月31日現在、当社運営局（連結子会社）における総加入世帯数（少なくともひとつのサービスに加入している世帯数）は、1,590,800世帯となっております。

5 ケーブルテレビ加入世帯数に、「電波障害、ケーブルテレビ対応の集合住宅等で地上波及びJ-COMチャンネルのみをケーブルテレビ網を通して視聴している世帯数」を加えたケーブル接続世帯数は、平成14年12月31日現在、当社運営局（連結子会社）で推定3,846,600世帯となっております。

<系統図>　(平成14年12月31日現在)


加入者
ケーブルテレビ
電話
高速インターネット接続
利用料収入
「パッケージ販売」
傘下局23局
非運営局4局
(持分法適用関連会社)
㈱ケーブルテレビ神戸
グリーンシティケーブルテレビ㈱
(その他)
関西ケーブルネット㈱
阪神シティケーブル㈱
運営局19局
(連結子会社)
㈱ジェイコム東京
㈱木更津ケーブルテレビ
㈱ジェイコム群馬
㈱ケーブルビジョン二十一
㈱ジェイコム北九州
北摂ケーブルネット㈱
土浦ケーブルテレビ㈱
㈱ジェイコム関西
福岡ケーブルネットワーク㈱
浦和ケーブル・テレビ・ネットワーク㈱
㈱ケーブルネット下関
㈱ジェイコム湘南
㈱ケーブルネット神戸芦屋
㈱メディアさいたま
㈱ケーブルネットワークやちよ
㈱スーパーネットワークユー
㈱ジェイコム関東
㈱ジェイコム札幌
(その他)
調布ケーブルテレビジョン㈱
相互接続協定
接続料
市内電話・長距離電話、国際電話、携帯電話、PHSの各事業者
相互接続協定
接続料
インターネット接続事業者
(連結子会社)
アットネットホーム㈱
(持分法適用関連会社)
関西マルチメディアサービス㈱
(対運営局のみ)
番組等
番組料金
MSO契約に基づく運営サービス
経営指導料
(対象局)
資金援助
資金援助
資金援助
金融子会社
(連結子会社)
㈱ジェイコムファイナンス
㈱ジュピターテレコム
(当社)
住友商事㈱
(その他の関係会社)
Liberty Japan Inc.
(その他の関係会社)
Microsoft Holdings V,Inc.
(その他の関係会社)
番組等
番組料金
番組供給会社

(注)　矢印 ⇒ は、サービス等の提供の流れを示しております。
矢印 ← は、サービス等の提供の対価の流れを示しております。
矢印 ⇐ は、資金援助の流れを示しております。

4 【関係会社の状況】

(平成14年12月31日現在)

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合又は被所有割合(注)1(%)	関係内容 役員の兼任等(人) 当社役員	当社職員	資金援助(注)2	MSO契約(注)3	摘要
(連結子会社)									
㈱ジェイコム東京	東京都練馬区	10,075	ケーブルテレビ事業	80.03	2	5	有	有	特定子会社(注)6
㈱木更津ケーブルテレビ	千葉県木更津市	1,800	ケーブルテレビ事業	81.69	1	5	有	有	
㈱ジェイコム群馬	群馬県高崎市	1,100	ケーブルテレビ事業	100.00	1	5	有	有	
㈱ケーブルビジョン二十一	福岡市中央区	3,165	ケーブルテレビ事業	59.47	3	7	有	有	
福岡ケーブルネットワーク㈱	福岡市中央区	2,000	ケーブルテレビ事業	45.00	2	2	無	有	
㈱ジェイコム北九州	北九州市八幡東区	1,801	ケーブルテレビ事業	81.65	3	6	有	有	
北摂ケーブルネット㈱	大阪府箕面市	2,000	ケーブルテレビ事業	55.00	1	3	有	有	
土浦ケーブルテレビ㈱	茨城県土浦市	1,500	ケーブルテレビ事業	70.00	2	4	有	有	
浦和ケ ブル・テレビ・ネッ ワーク㈱	埼玉県さいたま市	1,600	ケーブルテレビ事業	50.10	3	3	有	有	
㈱ケーブルネット下関	山口県下関市	1,000	ケーブルテレビ事業	50.00	2	5	有	有	
㈱ジェイコム関西	大阪市天王寺区	15,500	ケーブルテレビ事業	84.14	2	12	有	有	特定子会社(注)6
㈱ジェイコム湘南	神奈川県横須賀市	5,771	ケーブルテレビ事業	79.48	2	9	有	有	特定子会社
㈱ケーブルネット神戸芦屋	神戸市中央区	2,900	ケーブルテレビ事業	52.62	3	6	有	有	
㈱メディアさいたま	埼玉県さいたま市	2,993	ケーブルテレビ事業	50.38	2	4	有	有	
㈱ケーブルネットワークやちよ	千葉県八千代市	1,600	ケーブルテレビ事業	58.65	1	6	有	有	
㈱スーパーネットワークユー	千葉県浦安市	3,395	ケーブルテレビ事業	59.09	1	6	無	有	
㈱ジェイコム関東	東京都豊島区	30,004	ケーブルテレビ事業	100.00	2	4	有	有	特定子会社(注)6
㈱ジェイコム札幌	札幌市豊平区	8,800	ケーブルテレビ事業	81.94 (81.94)	2	6	無	有	特定子会社
アットネットホーム㈱	東京都目黒区	7,800	インターネット事業	87.43	3	1	無	無	特定子会社(注)5
㈲ジ コムファイナンス	東京都豊島区	3	金融業務	100.00	1		有	無	
(持分法適用関連会社)									
㈱ケーブルテレビ神戸	神戸市長田区	2,000	ケーブルテレビ事業	20.44	2	3	無	無	
関西マルチメディアサービス㈱	大阪市西区	2,000	インターネット事業	25.75	1	1	無	無	
グリーンシティケーブルテレビ㈱	名古屋市守山区	1,000	ケーブルテレビ事業	20.00	1	1	無	無	
(その他の関係会社)									
住友商事㈱	東京都中央区	169,431	総合商社	36.28	2	—	無	—	(注)5
Liberty Japan, Inc.	米国コロラド州	US$ 1,000	当社への投資持株会社	28.00	—	—	無	—	
Microsoft Holdings V, Inc.	米国ワシントン州	US$ 1,000	当社への投資持株会社	15.39	—	—	無	—	(注)4

(注) 1 「議決権の所有割合又は被所有割合」欄の( )は内書で間接所有割合であります。

2 「資金援助」の「有」は、㈲ジェイコムファイナンス経由及び当社の直接貸付による資金援助を示しております。

3 MSO契約に関しては、「第2 事業の状況 4 経営上の重要な契約等」を参照願います。

4 Microsoft Holdings V, Inc. の議決権の所有割合には日興シティ信託銀行㈱に議決権信託をした303,500株を含めておりません。
5 上記関係会社の内、住友商事㈱、アットネットホーム㈱は、有価証券報告書を提出しております。
6 ㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム関西については、売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えております。
主な損益情報等

㈱ジェイコム東京	①	売上高	20,334,626千円
	②	経常損失	1,757,300
	③	当期純損失	1,767,563
	④	純資産額	△7,467,527
	⑤	総資産額	37,691,833
㈱ジェイコム関東	①	売上高	22,819,657千円
	②	経常損失	2,540,243
	③	当期純損失	2,124,714
	④	純資産額	△7,376,160
	⑤	総資産額	54,349,929
㈱ジェイコム関西	①	売上高	24,622,134千円
	②	経常損失	2,080,796
	③	当期純損失	2,154,527
	④	純資産額	8,082,964
	⑤	総資産額	46,531,518

7 連結財務諸表に重要な影響を与えている債務超過の関係会社は以下の通りであります。

関係会社名	債務超過の額
㈱ジェイコム東京	7,467,527千円
㈱ジェイコム関東	7,376,160
㈱ケーブルビジョン二十一	5,604,135
㈱ジェイコム北九州	2,737,075
㈱ジェイコム群馬	1,350,807

5 【従業員の状況】

(1) 連結会社の状況

(平成14年12月31日現在)

従業員数(名)	2,360

(注) 1 従業員数は就業人員であります。主な連結子会社の従業員数は「第3 設備の状況」に記載しております。
2 上記の他、臨時従業員数は平均2,973名であります。

(2) 提出会社の状況

(平成14年12月31日現在)

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(千円)
363	34.0	4.4	6,526

(注) 1 従業員数は就業人員であります。従業員数には関係会社へ出向中の従業員1,459名、臨時従業員平均387名を含めず、社外からの出向者49名を含めております。
2 平均年齢、平均勤続年数、平均年間給与は、関係会社へ出向中の従業員を含め、社外からの出向者を除き、平成14年12月末の数値を算出しております。
3 平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社内に労働組合は結成されておりませんが、労使関係は円満に推移しております。

なお、子会社で唯一労働組合が結成されていた㈱ケーブルビジョン二十一の労働組合は平成14年4月12日付にて自主的に解散致しました。

第2 【事業の状況】

1 【業績等の概要】

(1) 業績

当連結会計年度のわが国経済は、内閣府による5月の月例経済報告で景気底入れ宣言が出されたものの、デフレ色、金融機関への不信は払拭されず、株式市場が一段と調整色を強めたこともあり、銀行の経営健全化問題が緊急の課題視されることとなりました。１２月には完全失業率が、再び5.5％の過去最悪水準となり、同月の月例経済報告でも景気の低迷色を認める内容となりました。海外においても、米国で企業の不正会計問題が、金融市場への不信を拡大するなど、景気回復を遅らせる要因ともなりました。また、世界各地でテロ事件が多発、中東情勢の緊迫化もあり、全般的に厳しい経済環境のもとに推移しました。

多チャンネル放送事業では、ワールドカップ・サッカー効果を期待した大規模な投資・販促キャンペーンも行われましたが、総じて一年を通じた新規加入獲得は期待に反したと言えましょう。放送のデジタル化移行問題が、いわゆるアナアナ変換も含め大きな関心を集めたものの、デジタル放送普及の時期については、当初の見込みから大幅に後退したものになりました。

通信領域では、高速インターネットサービスにおいて、ブロードバンド化が、さらに鮮明となりました。とりわけDSLサービスは低価格化・高速化に加え、激しい競合、販促キャンペーンによって普及が進み、年末には565万世帯にまで加入者を増やしました。一方、ケーブルモデムを使ったインターネットも対前年比５０％以上増加し、年末には200万世帯に迫りました。高速インターネットにおける競合はIP電話へとその範囲を広げております。

このような、一般的な経済の低迷状況及び業界環境の中、当社は引き続き着実に実績を伸ばしてまいりました。

4月には、アットネットホーム㈱を子会社化し、また、初めて名古屋地区においてグリーンシティケーブルテレビ㈱の株式２０％を取得しました。傘下の組織面では、オペレーションの合理化の一環として、２月に㈱ジェイコム関東の１００％子会社であった㈱ジェイコム大和を㈱ジェイコム関東に吸収合併し、８月には㈱ジェイコム関東の前橋局を㈱ジェイコム群馬と営業譲渡により統合、また、大阪ケーブルテレビ㈱を１月に㈱ジェイコム関西に吸収合併し、更に１１月、和泉シーエーティヴィ㈱をジェイコム関西に吸収合併しました。この結果、平成14年12月31日現在、運営局会社数は前年末比３社減少９社となっています。

加入者の獲得については、戸別訪問を営業活動の中心とするものの、コールセンター機能をさらに拡充・強化するとともに、ケーブルテレビ、高速インターネットサービス、電話の３サービスのバンドル化を進め、積極的な営業展開を行いました。

こうした日々の営業活動に加え、J-COM Broadbandブランドの更なる浸透を図り、より効果的な販売を実現するため、4月及び9月にテレビの全国放送網において、人気タレントを使ったコマーシャル・フィルムを放映いたしました。

以上の活動の結果、当連結会計年度の連結売上高は、対前期比33,295百万円、36.1%増加の125,502百万円となりました。これは、ケーブルテレビ高速インターネット接続、電話の各サービスの加入者増加によるものであります。

売上原価は、番組購入費、高速インターネット接続料、電話の接続料等、変動費の伸びが、ケーブルテレビサービス、高速インターネット接続サービス及び電話サービスの各売上高の伸び率を下回り、また、電柱使用料の引き下げもあり、対前期比19.6%増の80,329百万円となりました。販売費及び一般管理費は、前期に引き続き営業派遣社員による戸別訪問を中心とした積極的な営業政策を実施、コールセンターの拡大等により、給料・諸手当は対前期比18.5%の増加があったものの全体として対前期比17%の増加に留まりました。この結果、営業損失は対前期比12,400百万円(61.4%)減少し、7,793百万円となりました。

営業外損益では、関連会社の業績向上により持分損益がプラスに転じ、また棚卸資産処分損も減少したため、対前期比350百万円の改善となりました。これらの結果、経常損失は対前期比12,750百万円(54.1%)改善した10,839百万円まで減少しました。

特別利益では、補助金収入が734百万円減少したものの、特別損失では幹線のアップグレード工事がほぼ一段落したこともあり、当期の固定資産除却損失は1,157百万円と、対前期比1,268百万円減少しました。

従いまして、税金等調整前当期純損失は、対前期比13,430百万円改善した11,517百万円となり、これに法人税等や少数株主持分を加減した当期純損失は、対前期比52.7%減少の11,089百万円となりました。

当期における重要な設備投資は、集合住宅への各種サービス提供のための引込線工事等、加入者系の設備投資30,812百万円が中心でありますが、それ以外に札幌における幹線のアップグレード工事、新座市への延伸工事等の幹線・分配線設備に9,448百万円、従来からの方針に沿った関西、福岡、湘南等における電話事業拡大に関わる支出7,701百万円、福岡のメディアセンター他へのデジタルヘッドエンド設置等1,674百万円があります。

なお、財務面では、従来より進めて来たプロジェクトファイナンスによるシンジケーション借入交渉が大きく進捗致しました。また、株式上場は市場環境の一層の悪化のため見送らざるを得ませんでした。

当社が提供しております各サービスの概況は以下の通りであります。

ケーブルテレビサービス

当会計年度において、㈱ジェイコム関東における幹線建設もあり、平成14年12月31日現在のケーブルテレビのホームパス世帯数は5,810千世帯となり、加入世帯数は1,423千世帯(前期末比約19%増)となりました。今後のデジタル化のための投資、コンテンツの充実、顧客サービス体制強化等に備えるべく、11月から一部の地域からベーシック料金の値上げを実施しました。

○電話サービス

九州地区を始め関東及び関西の新たな地域で電話事業を開始し、電話事業のホームパス世帯数は2,883千世帯に拡大，加入世帯数は350千世帯（前期末比約110％増）に増加いたしました。

○高速インターネット接続サービス

高速インターネット接続サービスのホームパス世帯数は、㈱ジェイコム湘南、㈱ジェイコム札幌を中心とした積極的な展開により、ケーブルテレビのホームパスに対して９９％となる5,750千世帯にまで拡大しました。加入世帯数は505千世帯（前期末比約57.3％増）と、５０万件を突破致しました。１１月には、一部の地域から若干の値下げを実施しました。

これらの結果、いずれかのサービスに加入している総加入世帯数は、1,591千世帯（前期末比約23.2％増）となり，また加入世帯当たりのサービス提供数は1.43 に達しました。

なお、事業の種類別セグメントの業績は、当社グループが単一セグメントのケーブルテレビ事業を行っているため、開示しておりません。また、所在地別業績については、本邦以外の国又は地域に所在する連結子会社及び重要な在外支店がないため、記載を省略しております。

(2) キャッシュ・フローの状況

(営業活動によるキャッシュ・フロー)

当期の税金等調整前当期純損失は、加入者数の拡大や接続世帯当りのサービス数の着実な伸びに伴い減価償却費は3,314百万円増加したにも拘らず対前期比53.8％、13,430百万円減少しました。この結果、借入金増加に因る支払利息及び支払保証料の増加(655百万円)はあったものの、棚卸資産の減少等による運転資本の改善(558百万円)、補助金収入の増加(13百万円)も加わり、対前期比14,498百万円改善した15,043百万円となりました。

(投資活動によるキャッシュ・フロー)

加入者設備関係の投資は引き続き活発に行った結果、対前期比5,026百万円増加しましたが、幹線延伸やアップグレード工事が山を越えたこと、新たなケーブルテレビ局の取得も当年度中は活発に行わなかったこと等の理由により、全体としての投資活動によるキャッシュ・フローは前期と比べ10,129百万円少ない56,667百万円となりました。

務活動によるキャッシュ・フロー)

営業活動によるキャッシュ・フローの大幅な増加と投資活動の一段落により当期中の短期ならびに長期の借入は大きく減少し、前期と比べ30,768百万円少ない40,560百万円の増加に留まりました。また借入金の圧縮と手元現金残高の縮小に努めた結果、当連結会計年度における連結ベースの現金及び現金同等物残高は、期首残高より1,064百万円少ない7,689百万円となりました。

【販売の状況】

当連結会計年度の販売実績は次のとおりであります。

区分	金額(千円)	前年同期比(%)
利用料収入等(注) 3	105,117,782	144.8%
その他の収入(注) 4	20,383,968	104.1%
合計	125,501,750	136.1%

(注) 1　金額には、消費税等は含まれておりません。

2　主な相手先別の販売実績については総販売実績に対する割合が10%以上の相手先はありませんので記載を省略しております。

3　利用料収入等の主な内訳は、加入者利用料収入103,545,711千円等であります。

4　その他の収入の主な内訳は、設備工事負担金収入2,800,974千円、引込線工事収入3,387,798千円、電波障害維持管理収入2,788,271千円等であります。

3 【対処すべき課題】

引き続き、加入者数の更なる拡大が当社にとって、第一の課題です。このためにも、各サービスの加入率を出来るだけ短期間に高めることが必要だと考えております。営業活動においては、ダイレクトマーケティングを柱としながらも、生産性の一層の向上を図るため、コールセンターによるマーケティング力の強化が急務と考えております。

デジタル化については、平成15年後半には、地上波のデジタル放送が3大都市圏で開始される予定でありますが、衛星デジタル、双方向サービス等の本格的普及・展開は当初の期待からは相当遅延しております。今後、欧米の動向や国内の衛星放送、地上波放送等の動きに十分注意しつつ、慎重に取り進めることとしています。

資金面では、安定資金の確保のために続けてきましたシンジケートローン交渉が大詰めを迎えました。さらに、株式市場が回復次第、懸案の株式上場を実現したいと考えております。

【経営上の重要な契約等】

(1) MSO契約

契約の名称	相手先名	契約内容	契約期間
「基本契約書」及び「覚書」	当社運営局(注)	当社による当社運営局に対する経営・業務協力	相手先毎に異なりますが、通常1年であり、契約満了の30日前までに見直しの申し入れがない限り、更に1年延長されます。

(注) ㈱ジェイコム東京、㈱ジェイコム関西、㈱ジェイコム関東、㈱ジェイコム札幌他15局

当社は当社運営局に対しMSO契約に基づき、以下の経営、運営指導サービスを提供しています。

・事業計画と予算作成の支援や指導を含む全ての営業と管理サービス

・番組の選定と調達

・総合研修や支援を含むセールスとマーケティング・プログラム

・一元化した包括的な顧客管理サービス(カスタマーサービス、課金・代金回収システムの構築を含む)

・ネットワークのデザイン・建設・保守の支援などを含む専門技術

・ネットワーク機器や建設資材の仕様や調達に対する支援

・一元化された会計・財務システムの整備及び統合運営

さらに、各運営局の社長を当社から派遣しております(調布ケーブルテレビジョン㈱を除く)。各運営局の取締役及び上級職員は毎月、当社の取締役と定例会議を開き財務、業績、営業、マーケティングに関し打合わせています。

当社運営局はJ-COM Broadbandブランドの下でサービスを提供し、上記経営、運営指導等サービスの対価として、当社に毎月加入者数に応じた手数料並びに機材調達に関する手数料の支払いを行います。当社の上記サービスにより顧客獲得等当社運営局の業績を向上させることができると考えています。

(2) 番組供給契約

契約の名称	相手先名	契約内容	契約期間
「有線テレビジョン放送番組供給契約書」等	番組供給事業者(注)	当社傘下局に対する衛星を経由した番組供給	相手先毎に異なりますが、通常1年であり、契約満了の3ヶ月以上前に他の当事者に対する書面による本契約の変更あるいは解約の通知がない限り、更に1年間延長されます。

(注) ㈱ケーブル・ソフト・ネットワーク、ジュピターゴルフネットワーク㈱他40社

(3) 相互接続協定

契約の名称	相手先名	契約内容	契約期間
「相互接続協定書」等	電気通信事業者(注)	電気通信事業法に基づく、当社傘下局と他の電気通信事業者との相互接続	相手先毎に異なりますが、通常特に定めておらず、解除の場合は一定の期間前までに相手方に書面で通知することとなっています。

(注) 東日本電信電話㈱、西日本電信電話㈱等、合計49社

上表のほか、電話サービスを開始した当社傘下局間でも相互接続協定を締結しています。

【研究開発活動】

該当事項はありません。

; 3 【設備の状況】

【設備投資等の概要】

当連結会計年度の設備投資は、幹線延伸工事、幹線部分の光同軸ハイブリッド方式へのアップグレード工事、デジタルヘッドエンド設備、電話事業にかかる交換機及びホストデジタルターミナル並びに加入者設備工事を中心に実施しました。

幹線延伸工事については、㈱ジェイコム関西の各地域、ジェイコム関東㈱、浦和ケーブル・テレビ・ネットワーク㈱等の各営業地域において、幹線部分を約923km延伸し、平成14年12月末現在の総延長は約32,859kmとなりました。

この結果、当社運営局のケーブルテレビサービスのホームパス世帯数は、平成14年12月末現在で5,810千世帯となり前年度末比204千世帯の増加となりました。

次連結会計年度も引き続き幹線延伸による営業地域の拡大に努め、総額3,385百万円を投入し、幹線を約1,188km延伸する計画であります。

アップグレード工事は、多彩なブロードバンド（広帯域）サービスを提供するインフラとして、幹線を従来の450MHzの同軸方式から750MHzの光同軸ハイブリッド（HFC）方式へ移行させるもので、平成14年12月末現在当社運営局の幹線部分の約98%が完了しております。

工事が完了した地域より、順次高速インターネット接続サービスを開始し、平成14年12月末には高速インターネット接続サービスのホームパス世帯数は5,750千世帯（前年度末比396千世帯増）、同じく電話サービスでは2,883千世帯（同1,095千世帯増）となっております。

次連結会計年度では、総額で4,392百万円を投入し、当連結会計年度から継続工事中の一部地域を含む残る地域のアップグレード工事並びに集合住宅（ＭＤＵ）の双方向化対応工事を推進する計画であります。

デジタルヘッドエンド設備に対する投資は、デジタル化の計画が遅れたため、約1,000百万円の実績となりました。

電話サービスについては、平成13年度では㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム大和、㈱ジェイコム関西並びに㈱ジェイコム湘南の5社がサービス提供をしていましたが、当連結会計年度では、新たに10局でサービス提供を開始しました。これら電話サービスの提供地域拡大のため、交換機、ホストデジタルターミナル及び伝送装置として7,696百万円の設備投資を行いました。

次連結会計年度については、さらにサービス提供地域を拡大すべく約5,514百万円の投資を行う計画であります。

入者設備工事（集合住宅（ＭＤＵ）への引込線工事を含む）は、当初計画より加入者数が89%増加（グロス）し、当初計画の30,992百万円に対し、約30,812百万円の実績となりました。引き続き加入者の獲得に最大限の努力をし、次連結会計年度の加入者設備工事には28,539百万円程度を投入する計画であります。

【主要な設備の状況】

当社グループ(当社及び連結子会社)の当連結会計年度(平成14年12月31日現在)における主要な設備は、次の通りであります。

(1) 提出会社

(平成14年12月31日現在)

事業所名(所在地)	設備の内容	帳簿価額(千円)					従業員数(名)
		建物及び構築物	機械装置及び運搬具	土地(面積千㎡)	その他	合計	
本社(東京都豊島区)	事務所設備・その他	64,497	—	—(—)	153,329	217,826	208
ジェイコムメディアセンター(東京都練馬区)	その他設備	260,880	—	—(—)	17,283	278,163	29
ジェイコムメディアプラザ(福岡市中央区)	事務所設備	685,913	—	429,042(2)	5,583	1,120,538	45

(注) 1 主な賃借設備

本社事務所　支払賃料123,150千円(平成14年1月1日から平成14年12月31日までの支払額)

ジェイコムメディアセンター　支払賃料108,000千円(平成14年1月1日から平成14年12月31日までの支払額)

2 ジェイコムメディアプラザは当社九州事務所の他、連結子会社である㈱ケーブルビジョン二十一及び福岡ケーブルネットワーク㈱が入居(賃貸)しております。

3 その他は工具・器具及び備品であります。

(2) 国内子会社

(平成14年12月31日現在)

会社名 (所在地)	設備の内容	帳簿価額(千円)					従業員数 (名)
		建物 及び構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計	
㈱ジェイコム東京 (東京都練馬区)	ケーブルテレビ 放送設備等	12,234,445	3,739,539	— (—)	148,207	16,122,191	269
㈱ジェイコム群馬 (群馬高崎市)	同上	2,938,078	183,678	— (—)	50,990	3,172,746	34
㈱ジェイコム北九州 (北九州市小倉南区)	同上	5,021,203	541,771	320,924 (0)	32,525	5,916,423	87
土浦ケーブルテレビ㈱ (茨城県土浦市)	同上	2,951,531	327,975	— (—)	54,494	3,334,000	56
㈱ジェイコム関西 (大阪市天王寺区)	同上	19,818,798	5,187,192	99,917 (1)	521,557	25,627,464	428
福岡ケーブル ネットワーク㈱ (福岡市中央区)	同上	4,965,474	2,342,880	121,445 (1)	95,977	7,525,776	148
浦和ケーブル・テレビ ・ネットワーク㈱ (埼玉県さいたま市)	同上	3,122,705	537,458	— (—)	120,266	3,780,429	59
㈱ジェイコム湘南 (神奈川県横須賀市)	同上	9,791,013	1,992,388	197,160 (1)	274,303	12,254,864	172
㈱ケーブルネット 神戸芦屋 (神戸市中央区)	同上	3,570,486	268,851	52,300 (0)	195,842	4,087,479	43
㈱メディアさいたま (埼玉県さいたま市)	同上	4,641,491	437,212	— (—)	50,183	5,128,886	57
㈱ジェイコム関東 (東京都豊島区)	同上	19,177,719	2,363,233	193,941 (3)	498,680	22,233,573	318
㈱ジェイコム札幌 (札幌市豊平区)	同上	7,100,827	630,342	372,558 (4)	277,299	8,381,026	93

(注) 1 主な賃借設備
九州電力㈱ 福岡市博多区・西区光ファイバー心線(幹線設備)
年間リース料 25,771千円 リース契約残高 457,444千円
2 その他は工具・器具及び備品並びに建設仮勘定であります。

【設備の新設、除却等の計画】

(1) 重要な設備の新設等

会社名	所在地	設備の内容	投資予定額(千円) 総額	既支払額	資金調達方法	着手年月	完了予定年月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱ジェイコム湘南 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都豊島区 東京都練馬区 神奈川県横須賀市 福岡市中央区	加入者設備工事	20,981,083	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関東 土浦ケーブルテレビ㈱ ㈱ジェイコム湘南 ㈱ジェイコム東京 他13社	東京都豊島区 茨城県土浦市 神奈川県横須賀市 東京都練馬区	幹線延伸工事(タップ増設を含む)	3,384,523	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム札幌 ㈱ジェイコム関西 ㈱メディアさいたま 他13社	札幌市豊平区 大阪市天王寺区 さいたま市高鼻町	幹線の広帯域化・電話事業対応アップグレード	3,249,035	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム札幌 ㈱メディアさいたま ㈱ジェイコム関西 他14社	札幌市豊平区 さいたま市高鼻町 大阪市天王寺区	集合住宅設備のインターネット事業対応アップグレード	1,143,956	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム東京 ㈱ジェイコム関西 福岡ケーブルネットワーク㈱ 他15社	東京都練馬区 大阪市天王寺区 福岡市中央区	デジタル化対応設備投資	2,521,976	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱メディアさいたま 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都豊島区 東京都練馬区 さいたま市高鼻町 福岡市中央区	集合住宅への引込線工事及び電話事業対応	6,414,160	―	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関西 ㈱ジェイコム東京 ㈱ジェイコム関東 ㈱ジェイコム湘南 他14社	大阪市天王寺区 東京都練馬区 東京都豊島区 神奈川県横須賀市	電話事業に係る交換機及びホストデジタルターミナルおよび伝送装置等	5,513,630	―	自己資金及び借入	平成15年1月	平成15年12月

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の除却等

該当事項はありません。

当社は同軸ケーブルの幹線部分のアップグレードを実施しており、既存の設備の一部は工事の進展に伴い置き換えられる予定です。

第4 【提出会社の状況】

1 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
計	15,000,000

② 【発行済株式】

種類	事業年度末現在発行数(株)(平成14年12月31日)	提出日現在発行数(株)(平成15年3月28日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	3,934,285.74	3,934,285.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式(注)
計	3,934,285.74	3,934,285.74	—	—

(2) 【新株予約権等の状況】

① 新株予約権

平成14年7月8日開催の臨時株主総会決議によるもの

	事業年度末現在(平成14年12月31日)	提出日の前月末現在(平成15年2月28日)
新株予約権の数(個)	4,889	4,875
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	29,334 (新株予約権1個当たりの目的となる株式の数 6株)	29,250 (新株予約権1個当たりの目的となる株式の数 6株)
新株予約権の行使時の払込金額	新株予約権1個につき 552,000円	同左
新株予約権の行使期間	自 平成14年9月12日 至 平成24年8月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額 92,000円 資本組入額 46,000円	同左
新株予約権の行使の条件	※	同左
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※新株予約権行使の条件

1 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という。)に限り、新株予約権を行使することができます。

2 新株予約権は、下記6の場合を除き、割当対象者に限り行使することができます。

3 割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成15年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができ

ます。なお、以下の計算の結果、行使可能な新株予約権に１個に満たない端数がある場合には、１個に切り上げた数とします。

(ア) 平成15年９月12日から平成16年９月11日までは、割当を受けた新株予約権の個数の４分の１について、行使することができます。

(イ) 平成16年９月12日から平成17年９月11日までは、割当を受けた新株予約権の個数の４分の２について、行使することができます。

(ウ) 平成17年９月12日から平成18年９月11日までは、割当を受けた新株予約権の個数の４分の３について、行使することができます。

(エ) 平成18年９月12日から平成24年８月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年９月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年８月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記３及び４の定めにかかわらず、下記８記載の「新株予約権割当契約」に定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記８記載の「新株予約権割当契約」に定めるところによるものとします。

7 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8 上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年６月18日開催の当社取締役会決議及び平成14年７月８日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

② 商法等の一部を改正する法律(平成13年法律第128号)による改正前の商法(以下「旧商法」という。)第280条ノ19の規定に基づくストックオプションの内容等は次のとおりであります。

平成12年8月23日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成14年12月31日)	提出日の前月末現在 (平成15年2月28日)
新株引受権の数	—	—
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	2,088	2,088
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自 平成12年9月11日 至 平成22年8月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額 92,000円 資本組入額 46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1 被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合に限り、新株引受権を行使することができます。

2 新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3 被付与者(但し、非管理職を除く。)は、平成13年9月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が1株に満たない端数がある場合には、1株に切り上げた数とします。

(ア)平成13年9月12日から平成14年9月11日までは、付与株式数の4分の1について、行使することができる。

(イ)平成14年9月12日から平成15年9月11日までは、付与株式数の4分の2について、行使することができる。

(ウ)平成15年9月12日から平成16年9月11日までは、付与株式数の4分の3について、行使することができる。

(エ)平成16年9月12日から平成22年8月23日までは、付与株式数のすべてについて、行使することができる。

4 被付与者のうち非管理職については、平成14年9月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年8月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5 新株引受権付与後、被付与者が、当社又は当社グループ事業会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記3及び4の定めに拘らず、下記7記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

6 新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記7記載の「新株引受権付与契約」に定めるところによるものとします。

7 上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成12年8月23日開催の当社臨時株主総会決議及び同日開催の当社取締役会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

8 また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付

与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

平成13年5月1日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成14年12月31日)	提出日の前月末現在 (平成15年2月28日)
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	126,706	126,586
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成13年9月12日 至　平成22年8月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という。)に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者(但し、非管理職を除く。)は、平成13年9月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が1株に満たない端数がある場合には、1株に切り上げた数とします。

(ア) 平成13年9月12日から平成14年9月11日までは、付与株式数の4分の1について、行使することができる。

(イ) 平成14年9月12日から平成15年9月11日までは、付与株式数の4分の2について、行使することができる。

(ウ) 平成15年9月12日から平成16年9月11日までは、付与株式数の4分の3について、行使することができる。

(エ) 平成16年9月12日から平成22年8月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年9月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年8月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　上記3及び4の定めにかかわらず、被付与者のうち、新株引受権付与時点において、当社又は当社のグループ事業会社の役員若しくは従業員の地位を退任若しくは退職している認定支援者で当社が特に指定した者については、会社の新規株式公開の日又は平成13年9月12日のいずれか後に到来する日から2年間に限り、付与された新株引受権の全部又は一部を行使することができます。

6　新株引受権付与後、被付与者が、当社又は当社グループ会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記3及び4の定めに拘らず、下記8記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

7　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株予約権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記8記載の「新株引受権付与契約」に定めるところによるものとします。

8　上記の他、被付与者が当社又は当社のグループ事業会社の役員又は従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成13年4月27日開催の取

締役会決議及び平成13年５月１日開催の当社臨時株主総会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

9　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成10年1月21日(注)1	40,000.00	594,000.00	2,000,000	29,700,000	—	—
平成10年4月10日(注)2	80,000.00	674,000.00	4,000,000	33,700,000	—	—
平成11年7月28日(注)3	124,000.00	798,000.00	6,200,000	39,900,000	—	—
平成12年2月26日(注)4	54,000.00	852,000.00	2,700,000	42,600,000	—	—
平成12年5月10日(注)5	66,000.00	918,000.00	3,300,000	45,900,000	—	—
平成12年9月1日(注)6	393,428.58	1,311,428.58	1,100,000	47,000,000	1,637,589	1,637,589
平成12年9月30日(注)7	2,622,857.16	3,934,285.74	2,622	47,002,622	—	1,637,589

(注) 1 有償株主割当(554:40) 発行価格 50,000円 資本組入額 50,000円
2 有償株主割当(594:80) 発行価格 50,000円 資本組入額 50,000円
3 有償株主割当(674:124) 発行価格 50,000円 資本組入額 50,000円
4 有償株主割当(798:54) 発行価格 50,000円 資本組入額 50,000円
5 有償株主割当(852:66) 発行価格 50,000円 資本組入額 50,000円
6 ㈱タイタス・コミュニケーションズ(現㈱ジェイコム関東)との株式交換(交換比率1:約0.32)
7 有償株主割当(1:2) 発行価格 1円 資本組入額 1円

(4) 【所有者別状況】

(平成14年12月31日現在)

区分	株式の状況								端株の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数(人)	—	1	—	3	5	1	—	9	—
所有株式数(株)	—	303,500	—	1,584,734	2,046,051	13,409	—	3,934,285	0.74
所有株式数の割合(%)	—	7.71	—	40.28	52.01	0.34	—	100.00	—

(注) 自己株式0.34株は「端株の状況」に含めて記載しております。

(5) 【大株主の状況】

(平成14年12月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
住友商事㈱	東京都中央区晴海１－８－１１	1,427,346.00	36.28
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	28.00
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052-6399, USA	605,296.06	15.39
シティトラスト信託銀行㈱	東京都品川区２－３－１４ シティコープセンター	303,500.00	7.71
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	7.00
三井物産㈱	東京都千代田区大手町１－２－１	78,694.00	2.00
松下電器産業㈱	大阪府門真市大字門真１００６	78,694.00	2.00
Liberty Japan Ⅱ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.28
リー　ダニエルズ	東京都渋谷区大山町３３－９	13,409.34	0.34
計	－	3,934,285.40	100.00

(注) Liberty Japan Ⅱ, Inc. の所有株式50,346株は、住友商事㈱から平成14年３月28日付で証券取引法に基づく公開買付により取得したものです。

(6) 【議決権の状況】

① 【発行済株式】

(平成14年12月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	―	―	―
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	―	―	―
完全議決権株式(その他)	普通株式 3,934,285.00	3,934,285	権利内容に何ら限定のない当社における標準的な株式
端株	普通株式 0.74	―	同上 (注)
発行済株式総数	3,934,285.74	―	―
総株主の議決権	―	3,934,285	―

(注) 端株には、当社所有の自己株式0.34株が含まれております。

② 【自己株式等】

(平成14年12月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
―	―	―	―	―	―
計	―	―	―	―	―

(7) 【ストックオプション制度の内容】

① 平成14年7月8日開催の臨時株主総会決議によるもの

平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てました。

決議年月日	平成14年7月8日臨時株主総会決議
付与対象者の区分及び人数	当社取締役1名、当社監査役1名、当社従業員499名、当社の子会社及び関連会社の取締役、監査役及び従業員246名
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株予約権の行使時の払込金額	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

② 平成12年８月23日開催の臨時株主総会決議によるもの

平成12年８月23日開催の当社臨時株主総会の特別決議及び同日開催の当社取締役会決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与いたしました。

決議年月日	平成12年８月23日臨時株主総会決議
付与対象者の区分及び人数	平成12年８月23日開催の当社臨時株主総会終結時に在任または在籍する当社の取締役７名、従業員378名、平成12年９月１日付けで新たに当社の取締役として就任した者６名及び同日付で新たに当社の従業員として入社した者６名並びに新事業創出促進法第11条の５第２項に定める当社認定支援者1,505名
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

③ 平成13年５月１日開催の臨時株主総会決議によるもの

平成13年４月27日開催の当社取締役会の決議及び平成13年５月１日開催の当社臨時株主総会の特別決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与致しました。

決議年月日	平成13年５月１日臨時株主総会決議
付与対象者の区分及び人数	平成13年５月１日開催の当社臨時株主総会の特別決議に基づく新株引受権にかかる権利付与日において当社に在任または在職する当社の取締役12名、従業員461名、及び新事業創出促進法第11条ノ５第２項に定める当社認定支援者1,397名。但し、付与対象者のうち、平成12年８月23日開催の当社臨時株主総会の特別決議に基づき商法第280条ノ19及び新事業創出促進法第11条ノ５第２項に定める新株引受権を付与された者については、当社の求めに従って、所定の期間内に当該新株引受権全てにつき放棄を行ったことを条件とします。
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

【自己株式の取得等の状況】

(1) 【定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況等】
該当事項はありません。

【配当政策】

当社は株主に対する利益還元を経営の重要な課題の一つとして位置付けています。しかしながら、当社は累積損失を計上し、設立以来配当を実施しておらず、内部留保資金もありません。また当面は当社事業の確立、発展のために多くの資金を必要としておりますので、当社は、配当金による株主への利益還元は当面実施しない予定であります。

【株価の推移】

当社株式は、非上場であり、かつ店頭登録もしておりませんので、該当事項はありません。

【役員の状況】

役名	職名	氏名	生年月日	略歴	所有株式数(株)
取締役社長 代表取締役		森泉知行	昭和23年1月3日生	昭和45年4月 住友商事(株)入社 平成5年1月 米国住友商事会社 SCOA投資事業部 平成7年1月 米国住友商事会社 Phoenixcor Inc. 会長 平成8年10月 ジュピター・ショップチャンネル(株)代表取締役 平成12年2月 (株)ジュピター・プログラミング代表取締役 ジュピターサテライト放送(株)代表取締役 平成15年1月 当社社長付 平成15年3月 当社代表取締役社長就任（現在）	—
取締役副社長 代表取締役		グレゴリー アームストロング	昭和21年9月27日生	昭和46年1月 Viacom Cablevision of SF入社 平成6年8月 Tele-Communications International, Inc. 入社 Senior Vice President of Cable Operation 平成10年1月 Liberty Media International, Inc. Managing Director, Latin America 平成12年9月 On Command Corporation Executive Vice President and Chief Operating Officer 平成14年1月 当社代表取締役副社長就任(現在)	—
取締役副社長	企画・管理担当	吉田峯弘	昭和20年8月10日生	昭和43年4月 住友商事(株)入社 平成3年6月 同投資事業本部海外事業部長 平成8年2月 米国住友商事会社(同社投資事業部長) 平成10年4月 住友商事(株)理事兼米国住友商事会社(同社副社長) 平成11年4月 同理事 メディア事業本部副本部長 平成13年4月 同理事 情報産業総括部長(現在) 平成14年3月 当社監査役就任 平成15年3月 当社取締役副社長就任（現在）	—
常務取締役	財務・経理担当	庄子進	昭和17年2月12日生	昭和40年4月 住友商事(株)入社 平成6年7月 同社機電経理部長 平成8年6月 当社取締役就任 平成9年9月 当社常務取締役就任(現在)	—
常務取締役	対外企画担当	平山泰史	昭和19年1月9日生	昭和42年4月 住友商事(株)入社 昭和63年3月 米国住友商事 平成8年1月 当社社長室長 平成8年6月 当社取締役就任 平成9年9月 当社常務取締役就任(現在)	—

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		中井戸 信英	昭和21年年11月1日生	昭和46年4月 平成4年6月 平成9年4月 平成10年4月 平成10年6月 平成11年4月 平成13年4月 平成14年4月 平成15年3月	住友商事(株)入社 同社 機械システム部長 米国住友商事会社(同社サンフランシスコ支店長兼サンタクララ駐在員事務所長) 住友商事(株)理事 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部長 同社 取締役 ネットワーク事業本部長 eビジネス事業部担当 同社 代表取締役常務 情報産業事業部門長補佐 ネットワーク事業本部長 eビジネス事業担当(現在) 当社取締役就任(現在)	—
取締役		吉井 伸吾	昭和22年年8月23日生	昭和46年4月 平成7年8月 平成10年4月 平成12年4月 平成13年4月 平成14年4月 平成15年3月	住友商事(株)入社 同社 名古屋支社機電部長 同社 情報通信第一事業部長 兼 中部支社機電部長 同社 理事 メディア事業本部副本部長 情報産業業務部長 情報通信第一事業部長 同社 理事 ネットワーク事業本部副本部長 eビジネス事業部副担当 同社 理事 メディア事業本部長(現在) 当社取締役就任(現在)	—
取締役		青木 二仁	昭和22年3月13日生	昭和45年5月 平成10年12月 平成11年3月 平成11年4月 平成13年4月 平成14年4月	住友商事(株)入社 住友商事(株)ケーブルテレビ事業部長 当社取締役就任(現在) 住友商事(株)ケーブルテレビ・衛星事業部長 同社理事 メディア事業本部副本部長 ケーブルテレビ・衛星事業部長(現在) 同社理事 情報産業事業部門長付(現在)	—
取締役		ミランダ カーチス	昭和30年11月26日生	平成4年5月 平成7年1月 平成8年9月 平成11年2月	TCI International, Inc. 入社 当社取締役就任(現在) 同社 Executive Vice President Liberty Media International, Inc. President(現在)	—
取締役		グラハム ホリス	昭和27年1月9日生	平成6年7月 平成7年5月 平成10年3月 平成12年9月	TCI International, Inc. 入社 同社(現 Liberty Media International, Inc.) Executive Vice President & CFO(現在) 当社監査役就任 当社取締役就任(現在)	—
取締役		西村 泰重	昭和10年10月25日生	昭和34年4月 平成7年1月 平成10年3月 平成10年11月 平成12年9月	住友商事(株)入社 当社代表取締役社長 当社顧問 Liberty Media Corp. 在日顧問(現在) 当社取締役就任(現在)	—

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		ヘンリー ヴィジル	昭和33年1月9日生	平成7年9月	Microsoft Corp. General Manager, Internet Commerce Business Unit	—
				平成9年1月	同社 Senior Director, Digital Television Grp.	
				平成11年1月	同社 Vice President, Consumer Strategy & Partnerships(現任)	
				平成12年9月	当社取締役就任(現任)	
取締役		サンジェイ チェッダ	昭和41年11月24日生	昭和63年8月	Salomon Brothers Corporate Financial Analyst	—
				平成4年9月	Microsoft Corp. Product Manager, Consumer Division	
				平成7年8月	同社 Product Planning Manager, MSN	
				平成8年10月	同社 Program Manager, Internet Platforms and Tools Division, Commercial Systems Division	
				平成10年5月	Group Program Manager, Platforms Division	
				平成11年1月	Director, Business Development and Investments	
				平成13年5月	Managing Director, Corporate Development (現任)	
				平成15年3月	当社取締役就任(現任)	
監査役 常勤		小林孔次	昭和22年4月4日生	昭和45年4月	住友商事㈱入社	—
				昭和61年5月	米国住友商事会社(ニューヨーク駐在)	
				平成4年4月	同社財経本部資金部長付	
				平成7年12月	同社財務グループ財務部参事(シンガポール駐在) SUMICORP CAPITAL ASIA PTE. LTD. 事務従事	
				平成11年6月	同社財務グループ参事(ロンドン駐在) SUMITOMO CORPORATION CAPITAL EUROPE PLC事務従事	
				平成14年1月	同社メディア事業本部参事(現任)	
				平成14年3月	当社監査役就任(現任)	
監査役		林 正俊	昭和31年1月20日	昭和53年4月	住友商事㈱入社	—
				平成8年7月	同社 メディア事業本部長付	
				平成12年5月	同社 情報産業業務部長付	
				平成13年4月	同社 情報産業総括部長付	
				平成14年4月	同社 メディア事業本部映像メディア事業部長	
				平成15年3月	同社 情報産業総括部長 (現任) 当社監査役就任 (現任)	
監査役		ダリル ドーリントン	昭和19年3月9日生	平成8年1月	㈱ジュピタープログラミングCOO就任	—
				平成10年3月	当社取締役就任	
				平成10年5月	Liberty Media International, Inc. General Manager (Japan) (現任)	
				平成12年9月	当社監査役就任(現任)	
監査役		スー プロヴァン	昭和40年5月28日生	平成7年7月	TCI International, Inc. Controller	—
				平成10年7月	Liberty Media International, Inc. Director of Finance(現任)	
				平成12年9月	当社監査役就任(現任)	
		計				—

(注) 監査役小林孔次、林 正俊、スー プロヴァンは「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

第5 【経理の状況】

1　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しております。

なお、前事業年度(平成13年1月1日から平成13年12月31日まで)は、改正前の財務諸表等規則に基づき、当事業年度(平成14年1月1日から平成14年12月31日まで)は、改正後の財務諸表等規則に基づいて作成しております。

2　監査証明について

当社は、証券取引法第193条の2の規定に基づき、前連結会計年度(平成13年1月1日から平成13年12月31日まで)及び前事業年度(平成13年1月1日から平成13年12月31日まで)並びに当連結会計年度(平成14年1月1日から平成14年12月31日まで)及び当事業年度(平成14年1月1日から平成14年12月31日まで)の連結財務諸表及び財務諸表について、朝日監査法人の監査を受けております。

【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度 (平成13年12月31日) 金額(千円)		構成比 (%)	当連結会計年度 (平成14年12月31日) 金額(千円)		構成比 (%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			8, 752, 714			4, 989, 062	
2 受取手形及び売掛金			7, 792, 846			8, 692, 023	
3 たな卸資産			5, 656, 256			4, 595, 656	
4 その他			4, 050, 220			5, 292, 740	
貸倒引当金			△151, 840			△243, 805	
流動資産合計			26, 100, 196	11. 4		23, 325, 676	9. 1
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物及び構築物	※2, 3	136, 965, 470			144, 005, 585		
減価償却累計額		△35, 451, 612	101, 513, 858		△42, 281, 142	101, 724, 443	
(2) 機械装置及び運搬具	※2, 3	23, 111, 329			32, 720, 710		
減価償却累計額		△9, 408, 536	13, 702, 793		△12, 843, 127	19, 877, 583	
(3) 工具・器具及び備品	※2	2, 692, 331			2, 561, 197		
減価償却累計額		△1, 508, 627	1, 183, 704		△1, 364, 982	1, 196, 215	
(4) 土地	※2		1, 630, 886			1, 981, 230	
(5) 建設仮勘定			2, 278, 578			1, 580, 872	
有形固定資産合計			120, 309, 819	52. 3		126, 360, 343	49. 4
2 無形固定資産							
(1) 営業権			386, 692			261, 517	
(2) 連結調整勘定			9, 634, 753			6, 897, 550	
(3) ソフトウェア			894, 649			2, 160, 174	
(4) その他			63, 430			68, 350	
無形固定資産合計			10, 979, 524	4. 8		9, 387, 591	3. 7
3 投資その他の資産							
(1) 投資有価証券	※1		3, 182, 051			3, 901, 406	
(2) 長期貸付金			575, 767			546, 527	
(3) 長期前払費用			65, 373, 203			88, 039, 326	
(4) その他			3, 440, 288			4, 113, 475	
貸倒引当金			△59, 925			△85, 146	
投資その他の資産合計			72, 511, 384	31. 5		96, 515, 588	37. 8
固定資産合計			203, 800, 727	88. 6		232, 263, 522	90. 9
Ⅲ 繰延資産							
1 開業費			11, 831			466	
2 新株発行費			81, 026			16, 020	
繰延資産合計			92, 857	0. 0		16, 486	0. 0
資産合計			229, 993, 780	100. 0		255, 605, 684	100. 0

区分	注記番号	前連結会計年度 (平成13年12月31日) 金額(千円)	構成比 (%)	当連結会計年度 (平成14年12月31日) 金額(千円)	構成比 (%)
(負債の部)					
Ⅰ 流動負債					
1 買掛金		15,255,415		14,535,581	
2 短期借入金	※2	199,199,235		238,925,140	
3 賞与引当金		—		654,948	
4 未払法人税等		88,970		323,917	
5 その他		7,207,710		5,223,432	
流動負債合計		221,751,330	96.4	259,663,018	101.6
Ⅱ 固定負債					
1 長期借入金	※2	27,268,025		28,096,985	
2 退職給付引当金		1,269,767		1,663,892	
3 その他		5,574,250		5,422,908	
固定負債合計		34,112,042	14.8	35,183,785	13.8
負債合計		255,863,372	111.3	294,846,803	115.4
(少数株主持分)					
少数株主持分		6,287,520	2.7	4,004,562	1.6
(資本の部)					
Ⅰ 資本金		47,002,623	20.4	47,002,623	18.4
Ⅱ 資本準備金		1,637,590	0.7	1,637,590	0.6
Ⅲ 欠損金		80,797,325	△35.1	91,885,894	△35.9
資本合計		△32,157,112	△14.0	△43,245,681	△16.9
負債、少数株主持分及び資本合計		229,993,780	100.0	255,605,684	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日) 金額(千円)		百分比(%)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		百分比(%)
Ⅰ 売上高			92,206,714	100.0		125,501,750	100.0
Ⅱ 売上原価			67,144,761	72.8		80,328,706	64.0
売上総利益			25,061,953	27.2		45,173,044	36.0
Ⅲ 販売費及び一般管理費							
1 給料・諸手当		23,951,001			28,382,566		
2 設備賃借料		3,959,784			4,454,761		
3 連結調整勘定償却額		4,315,349			3,284,773		
4 その他		13,028,935	45,255,069	49.1	16,843,606	52,965,706	42.2
営業損失			20,193,116	△21.9		7,792,662	△6.2
Ⅳ 営業外収益							
1 受取利息		16,274			15,503		
2 受取配当金		203			1,214		
3 持分法による投資利益		―			139,498		
4 損害保険受取金		24,986			35,685		
5 その他		504,689	546,152	0.6	681,148	873,048	0.7
Ⅴ 営業外費用							
1 支払利息		2,694,666			2,036,312		
2 支払保証料		―			1,059,799		
3 持分法による投資損失		247,797			―		
4 営業権償却		88,406			124,157		
5 たな卸資産処分損		262,079			80,923		
6 新株発行費償却		92,649			60,056		
7 その他		556,605	3,942,202	4.3	558,144	3,919,391	3.1
経常損失			23,589,166	△25.6		10,839,005	△8.6
Ⅵ 特別利益							
1 補助金収入		1,221,369			487,689		
2 その他		229,395	1,450,764	1.6	37,994	525,683	0.4
Ⅶ 特別損失							
1 固定資産除却損	※1	2,425,428			1,156,979		
2 退職給付会計基準変更時差異償却		309,478			―		
3 その他		73,683	2,808,589	3.0	46,421	1,203,400	1.0
税金等調整前当期純損失			24,946,991	△27.0		11,516,722	△9.2
法人税、住民税及び事業税			89,872	0.1	332,524		
法人税等調整額			―		△32,482	300,042	0.2
少数株主損失			1,591,457	1.7		728,195	0.6
当期純損失			23,445,406	△25.4		11,088,569	△8.8

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日) 金額(千円)		当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)	
Ⅰ 欠損金期首残高			57,351,919		80,797,325
Ⅱ 欠損金増加高			—		—
Ⅲ 当期純損失			23,445,406		11,088,569
Ⅳ 欠損金期末残高			80,797,325		91,885,894

④ 【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日) 金額(千円)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日) 金額(千円)
Ⅰ　営業活動によるキャッシュ・フロー			
1　税金等調整前当期純損失		△24,946,991	△11,516,722
2　減価償却費		18,437,704	21,751,559
3　連結調整勘定償却額		4,315,349	3,284,773
4　新株発行費償却		92,649	60,056
5　貸倒引当金の増加額(又は減少額(△))		△127,327	117,186
6　受取利息及び受取配当金		△16,477	△16,717
7　支払利息		2,694,666	2,036,312
8　支払保証料		—	1,059,799
9　持分法による投資利益(△) (又は投資損失)		247,797	△139,498
10　固定資産除却損		2,425,428	1,156,979
11　売上債権の増加額		△562,600	△900,092
12　たな卸資産の減少額		75,486	1,060,600
13　仕入債務の減少額(△)		△699,841	△64,886
14　その他の流動資産の減少額 (又は増加額(△))		376,502	△107,167
15　補助金収入		△1,221,369	△487,689
16　営業権償却		88,406	124,157
17　その他		1,438,236	349,767
小計		2,617,618	17,768,417
18　利息及び配当金の受取額		16,477	16,717
19　利息の支払額		△2,863,525	△2,024,939
20　保証料の支払額		—	△1,493,324
21　補助金の受取額		828,673	841,695
22　法人税等の支払額		△53,822	△65,095
営業活動によるキャッシュ・フロー		545,421	15,043,471
Ⅱ　投資活動によるキャッシュ・フロー			
1　有形固定資産の取得による支出		△31,062,567	△21,715,928
2　長期前払費用の支払額		△27,015,700	△32,042,019
3　投資有価証券の取得による支出		△5,076,853	△2,684,033
4　連結の範囲の変更を伴う子会社株式の取得による支出		△2,721,114	—
5　その他		△919,856	△224,958
投資活動によるキャッシュ・フロー		△66,796,090	△56,666,938
Ⅲ　財務活動によるキャッシュ・フロー			
1　短期借入金の純増加額		73,439,980	39,899,320
2　長期借入れによる収入		5,541,620	3,330,000
3　長期借入金の返済による支出		△7,593,526	△2,674,455
4　その他		△59,933	4,950
財務活動によるキャッシュ・フロー		71,328,141	40,559,815
Ⅳ　現金及び現金同等物に係る換算差額		—	
Ⅴ　現金及び現金同等物の増加額		5,077,472	△1,063,652
Ⅵ　現金及び現金同等物の期首残高		3,675,242	8,752,714
Ⅶ　現金及び現金同等物の期末残高		8,752,714	7,689,062

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
1 連結の範囲に関する事項 連結子会社 22社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1 企業の概況 4 関係会社の状況」に記載しております。 前連結会計年度において持分法適用会社であったアットホームジャパン㈱は、当連結会計年度中の株式の追加取得により、連結子会社となっております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった堺ケーブルテレビ㈱を吸収合併しております。 [illegible]連結会計年度において持分法適用会社であった㈱[illegible]沢ケーブルテレビは、当連結会計年度における株式の追加取得により連結子会社となり、同じく連結子会社であった㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、㈱ジェイコム湘南と商号を変更しております。 当連結会計年度における株式の新規取得により、㈱和泉シーエーティヴィ、㈱ケーブルネットワークやちよ、㈱スーパーネットワークユーの3社を新たに連結子会社としております。 前連結会計年度において連結子会社であった㈱ジュピター群馬は㈱ジェイコム群馬に、同じく連結子会社であった㈱タイタス・コミュニケーションズは㈱ジェイコム関東に、同じく連結子会社であった㈱タイタス相鉄は㈱ジェイコム大和に商号を変更しております。	1 連結の範囲に関する事項 連結子会社 20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1 企業の概況 4 関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱及び和泉シーエーティヴィ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当連結会計年度における新規設立により、㈲ジェイコムファイナンスを新たに連結子会社としております。 前連結会計年度において連結子会社であったアットホームジャパン㈱は、当連結会計年度に、アットネットホーム㈱と商号を変更しております。
2 [illegible]分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、ケーブルスカイネット企画㈱	2 持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、グリーンシティケーブルテレビ㈱ 当連結会計年度における株式の新規取得により、グリーンシティケーブルテレビ㈱を新たに持分法適用会社としております。 前連結会計年度において持分法適用会社であったケーブルスカイネット企画㈱は当連結会計年度において清算しております。
3 連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。	3 連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。

前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
4 会計処理基準に関する事項	4 会計処理基準に関する事項
(1) 重要な資産の評価基準及び評価方法 イ 有価証券 その他有価証券 移動平均法に基づく原価法によっております。	(1) 重要な資産の評価基準及び評価方法 イ 有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法(評価差額は全部資本注入法により処理し、売却原価は主として移動平均法により算定)によっております。 時価のないもの 移動平均法に基づく原価法によっております。
ロ たな卸資産 主として移動平均法に基づく低価法によっております。	ロ たな卸資産 同左
(2) 重要な減価償却資産の減価償却の方法 イ 有形固定資産 定額法によっております。なお、耐用年数及び残存価額については法人税法に規定する方法と同一の基準によっておりますが、「建物及び構築物」に含めております幹線・分配線については、見積耐用年数(15年)に基づいております。	(2) 重要な減価償却資産の減価償却の方法 イ 有形固定資産 同左
ロ 無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間に基づく定額法によっております。 営業権 商法に基づく期間均等償却を行っております。	ロ 無形固定資産 ソフトウェア 同左 営業権 同左
ハ 長期前払費用 定額法によっております。(償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)	ハ 長期前払費用 同左
(3) 繰延資産の処理方法 イ 開業費 商法に基づく期間均等償却を行っております。 ロ 新株発行費 商法に基づく期間均等償却を行っております。	(3) 繰延資産の処理方法 イ 開業費 同左 ロ 新株発行費 同左
(4) 重要な引当金の計上基準 イ 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。	(4) 重要な引当金の計上基準 イ 貸倒引当金 同左
	ロ 賞与引当金:従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。
ロ 退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上しております。	ハ 退職給付引当金 同左

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左
(6) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められる以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(6) 重要なリース取引の処理方法 同左
(7) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	(7) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左 ロ　ヘッジ手段とヘッジ対象 同左 ハ　ヘッジ方針 同左 ニ　ヘッジ有効性評価の方法 同左
(8) 消費税等の会計処理 税抜方式によっております。	(8) 消費税等の会計処理 同左
5　連結子会社の資産及び負債の評価に関する事項 連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	5　連結子会社の資産及び負債の評価に関する事項 同左
6　連結調整勘定の償却に関する事項 連結調整勘定の償却については、原則として5年間の均等償却としております。	6　連結調整勘定の償却に関する事項 同左
7　利益処分項目等の取扱いに関する事項 剰余金計算書は、連結会計年度中に確定した連結会社の損失処理に基づいて作成しております。	7　利益処分項目等の取扱いに関する事項 同左
8　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。	8　連結キャッシュ・フロー計算書における資金の範囲 同左

(表示方法の変更)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
―――――	(連結損益計算書) 前連結会計年度において営業外費用の「支払利息」に含めておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため、「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。 (連結キャッシュフロー計算書) 前連結会計年度において、営業活動によるキャッシュ・フローの「支払利息」に含めて表示しておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。

(追加情報)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(退職給付会計) 当連結会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会　平成10年6月16日))を適用しております。会計基準変更時差異につきましては、当連結会計期間に一括して特別損失に計上しております。 この結果、従来の方法によった場合に比べ、当連結会計期間の退職給付費用が426,107千円増加し、経常損失は116,629千円、税金等調整前当期純損失は426,107千円それぞれ増加しております。 また、「退職給与引当金」は「退職給付引当金」に含めて表示しております。	――――――
(金融商品会計) 当連結会計期間から、金融商品に係る会計基準(金融商品　係る会計基準の設定に関する意見書(企業会計審議会　平成11年1月22日))を適用し、有価証券の評価の方法及び貸倒引当金の設定方法等について変更しております。この変更が損益に及ぼす影響は軽微であります。 また、期首時点で保有する有価証券の保有目的を検討し、全ての有価証券は投資有価証券(投資その他の資産の「その他」に含む)として表示しております。これにより流動資産の有価証券から投資有価証券に期首時点で2,505千円振り替えております。 当連結会計期間において、その他有価証券のうち時価のあるものについては、平成12年大蔵省令第9号附則第3項により、時価評価は行っておりません。 なお、当連結会計期間末日におけるその他有価証券に係る貸借対照表計上額は2,505千円、時価は1,591千円、その他有価証券評価差額金相当額は△530千円、及び繰延税金資産相当額は384千円であります。	――――――
(外貨建取引等会計処理基準) 当連結会計期間から改定後外貨建取引会計処理基準(「　建取引会計処理基準の改定に関する意見書」(企業会計審議会　平成11年10月22日))を適用しております。この変更による影響はありません。	――――――
――――――	(賞与引当金) 従来、流動負債の「その他」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年2月14日)が公表されたことにより、当連結会計年度から「賞与引当金」として表示しております。なお、前連結会計年度末の未払従業員賞与は583,587千円であります。

次へ

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成13年12月31日)	当連結会計年度 (平成14年12月31日)
※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　928,842千円 ※2　担保資産 このうち設備資金借入金7,915,980千円(長期借入金7,424,815千円、一年内返済予定の長期借入金491,165千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　6,301,015千円 機械装置及び運搬具　317,509 土地　433,990 計　7,052,514 ※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,432,741千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,181,996千円、機械装置及び運搬具250,745千円であります。 4　保証債務 被保証先　(株)ケーブルテレビ神戸 金額　101,818千円 摘要　銀行借入保証 被保証先　関西ケーブルネット(株) 金額　715,960千円 摘要　銀行借入保証	※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　1,373,784千円 ※2　担保資産 このうち設備資金借入金7,424,815千円(長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　4,125,748千円 機械装置及び運搬具　259,770 土地　433,990 計　4,819,508 ※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。 4　保証債務 被保証先　(株)ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット(株) 金額　650,778千円 摘要　銀行借入保証

次へ

(連結損益計算書関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
※1　固定資産除却損の内容は、次の通りであります。	※1　固定資産除却損の内容は、次の通りであります。
建物及び構築物　1,901,126千円	建物及び構築物　975,736千円
機械装置及び運搬具　59,434	機械装置及び運搬具　57,571
工具・器具及び備品　83,170	工具・器具及び備品　65,214
建設仮勘定　108,117	建設仮勘定　33,875
ソフトウェア　273,581	ソフトウェア　24,583
計　2,425,428	計　1,156,979
	2　当期に実施した補助金及び工事負担金による圧縮記帳額は、39,661千円であります。

前へ　　次へ

(連結キャッシュ・フロー計算書関係)

前連結会計年度
(自　平成13年1月1日
至　平成13年12月31日)

1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

現金及び預金期末残高	8,752,714千円
現金及び現金同等物期末残高	8,752,714

2　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳

株式の取得により新たに㈱藤沢ケーブルテレビ、㈱ケーブルネットワークやちよ、和泉シーエーティヴィ㈱、アットホームジャパン㈱及び㈱スーパーネットワークユーを連結したことに伴う連結開始時の資産及び負債の内訳並びに当該株式の取得価額と取得のための支出(純額)との関係は次の通りであります。

流動資産	5,526,318千円
固定資産	7,151,440
繰延資産	4,576
連結調整勘定	5,231,222
流動負債	△4,947,030
固定負債	△2,053,667
少数株主持分	△2,670,533
株式の取得価額	8,242,326
期首株式取得価額	△1,166,551
当期取得価額	7,075,775
被合併会社の現金及び現金同等物	△4,354,661
差引:取得のための支出	2,721,114

当連結会計年度
(自　平成14年1月1日
至　平成14年12月31日)

1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

現金及び預金期末残高	4,989,062千円
預け金	2,700,000
現金及び現金同等物期末残高	7,689,062

（リース取引関係）

前連結会計年度
（自　平成13年１月１日
至　平成13年12月31日）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1)　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
建物及び構築物	2,695,636	110,579	2,585,057
機械装置及び運搬具	979,244	446,135	533,109
工具・器具及び備品	35,939,990	10,912,015	25,027,975
ソフトウェア	465,436	142,652	322,784
合計	40,080,306	11,611,381	28,468,925

(2)　未経過リース料期末残高相当額

1年内	6,510,845千円
1年超	23,358,679
合計	29,869,524

(3)　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	6,519,899千円
減価償却費相当額	5,724,653
支払利息相当額	1,074,568

(4)　減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5)　利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2　オペレーティングリース取引

未経過リース料

1年内	201,481千円
1年超	1,350,655
合計	1,552,136

当連結会計年度
（自　平成14年１月１日
至　平成14年12月31日）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1)　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
建物及び構築物	3,810,526	331,325	3,479,201
機械装置及び運搬具	908,311	469,216	439,095
工具・器具及び備品	44,229,766	16,359,900	27,869,866
ソフトウェア	654,083	259,610	394,473
合計	49,602,686	17,420,051	32,182,635

(2)　未経過リース料期末残高相当額

1年内	7,952,299千円
1年超	26,091,865
合計	34,044,164

(3)　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	8,801,240千円
減価償却費相当額	7,841,109
支払利息相当額	1,300,476

(4)　減価償却費相当額の算定方法

同左

(5)　利息相当額の算定方法

同左

2　オペレーティングリース取引

未経過リース料

1年内	604,227千円
1年超	5,491,674
合計	6,095,901

前へ　　次へ

（有価証券関係）

前連結会計年度（平成13年12月31日現在）

有価証券

時価評価されていない有価証券

内容	連結貸借対照表計上額（千円）
その他有価証券	
非上場株式（店頭売買株式を除く）	3,179,546
合計	3,179,546

当連結会計年度（平成14年12月31日現在）

有価証券

1．時価のある有価証券

区分	取得原価（千円）	連結貸借対照表計上額（千円）	差額（千円）
その他有価証券			
株式	662	662	0
合計	662	662	0

2．時価評価されていない有価証券

内容	連結貸借対照表計上額（千円）
その他有価証券	
非上場株式（店頭売買株式を除く）	3,900,744
合計	3,900,744

前へ　　次へ

（デリバティブ取引関係）

1　取引の状況に関する事項

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引（個別予約）を行なっております。 その他のデリバティブ取引はありません。	(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引（個別予約）を行なっております。 その他のデリバティブ取引はありません。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 （ヘッジ手段とヘッジ対象） ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 （ヘッジ方針） 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 （ヘッジ有効性評価の方法） 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。
(2) 取引に対する取組方針 当社連結グループは、相場変動リスクにさらされている資産・負債に係るリスクを回避する目的にのみ、デリバティブ取引を利用する方針をとっております。	(2) 取引に対する取組方針 同左
(3) 取引に関わるリスクの内容 当社連結グループの先物為替予約取引は、為替相場の変動によるリスクをヘッジする目的で行なっております。為替予約取引は、取引実行後の為替変動による利得の機会を失うことを除き、市場リスクを有しておりません。 なお、当社連結グループは信用度の高い金融機関のみを取引相手として為替予約取引を行なっており、信用リスクはほとんどないと判断しております。	(3) 取引に関わるリスクの内容 同左
(4) 取引に係るリスク管理体制 当社連結グループは、外貨建の営業債務等発生の都度、財務部が為替持高規程に基づき、原則当該営業債務と見合いの金額に紐付きで為替予約を付しております。	(4) 取引に係るリスク管理体制 同左
(5) 取引の時価等に関する事項についての補足説明 為替予約取引のうち、期末に外貨建金銭債権債務等に振り当てたことにより、当該外貨建金銭債権債務等の換算を通じて連結財務諸表に計上されているものは、時価等の開示の対象に含まれておりません。	(5) 取引の時価等に関する事項についての補足説明 同左

2　取引の時価等に関する事項

前連結会計年度末（平成13年12月31日現在）

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

当連結会計年度末（平成14年12月31日現在）

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

(退職給付関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 2　退職給付債務に関する事項 ①　退職給付債務　1,269,767千円 ②　退職給付引当金　1,269,767千円 (注1)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注2)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は729,595千円であります。 3　退職給付費用に関する事項 ①　勤務費用　135,959千円 ②　利息費用　33,039千円 ③　会計基準変更時差異の費用処理額　309,478千円 ④　数理計算上の差異の費用処理額　123,679千円 ⑤　退職給付費用　602,245千円 4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率3％ ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。 ⑤　会計基準変更時差異の処理年数 会計基準変更時差異は発生年度に一括費用処理しております。	1　採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 2　退職給付債務に関する事項 ①　退職給付債務　1,663,892千円 ②　退職給付引当金　1,663,892千円 (注1)　連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 (注2)　当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は1,484,390千円であります。 3　退職給付費用に関する事項 ①　勤務費用　225,228千円 ②　利息費用　38,093千円 ③　数理計算上の差異の費用処理額　166,868千円 ④　退職給付費用　430,249千円 4　退職給付債務等の計算の基礎に関する事項 ①　退職給付見込額の期間配分方法 期間定額基準 ②　割引率2.5％ ③　過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④　数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。

(税効果会計関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)		当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)	
繰延税金資産の発生の主な原因別の内訳		繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	39,948,329千円	税務上の繰越欠損金	39,663,097千円
その他	1,760,862	その他	4,788,944
繰延税金資産小計	41,709,191	繰延税金資産小計	44,452,041
評価性引当額	△41,709,191	評価性引当額	△44,452,041
繰延税金資産合計	―	繰延税金資産合計	―

前へ

(セグメント情報)

【事業の種類別セグメント情報】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報は該当ありません。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報は該当ありません。

【海外売上高】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

当社連結グループは海外売上高が発生しないため、記載を省略しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは海外売上高が発生しないため、記載を省略しております。

【関連当事者との取引】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事(株)	東京都中央区	169,431,637	総合商社	直接 37.56	兼任 2	一般の商取引・当社への投資	営業取引以外の取引	支払保証料	450,088	支払保証料	—
その他の関係会社	住友商事(株)	東京都中央区	169,431,637	総合商社	直接 37.56	兼任 2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	59,700,000	—	—
その他の関係会社	Liberty Japan, inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接 28.00	—	当社への投資	営業取引以外の取引	被債務保証	75,000,000	—	—
その他の関係会社	Microsoft Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接 15.39	—	当社への投資	営業取引以外の取引	被債務保証	56,300,000	—	—

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント(株)	東京都中央区	800,000	住商グループを中心とした融資等	—	—	短期資金の供給	営業取引以外の取引	資金の借入	17,645,000	短期借入金	27,700,000
									利息の支払	527,873	未払費用	3,167

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接36.28	兼任2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	66,722,000	—	—
									保証料の支払	734,116	未払費用	36,452
その他の関係会社	Liberty Japan, Inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接28.00	—	当社への投資	営業取引以外の取引	資金の借入	39,650,000	短期借入金	39,650,000
									利息の支払	300,698	未払費用	54,624
									被債務保証	97,150,000	—	—
									保証料の支払	407,264	未払費用	108,112
その他の関係会社	Microsoft, Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接15.39	—	当社への投資	営業取引以外の取引	資金の借入	6,613,000	短期借入金	6,613,000
									利息の支払	27,515	未払費用	5,729
									被債務保証	64,913,000	—	—
									保証料の支払	351,944	未払費用	98,736

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント㈱	東京都中央区	800,000	住商グループを中心とした融資等	—	—	短期資金の供給	営業取引以外の取引	資金の借入	7,022,000	短期借入金	34,722,000
									利息の支払	289,919	未払費用	2,036

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

(1株当たり情報)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1株当たり純資産額　△8,173.56円	1株当たり純資産額　△10,992.00円
1株当たり当期純損失　5,959.25円	1株当たり当期純損失　2,818.45円
なお、潜在株式調整後1株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。	なお、潜在株式調整後1株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。

(重要な後発事象)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
株式の公開買付 社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年3月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28% リバティメディアグループ　36.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	1　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、JCFが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のJCFへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、JCFからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 2.株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%

⑤ 【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高 (千円)	当期末残高 (千円)	平均利率 (%)	返済期限
短期借入金	197,023,460	236,395,000	1.0162	—
1年以内に返済予定の長期借入金	2,175,775	2,530,140	0.8214	—
長期借入金(1年以内に返済予定のものを除く。)(注)2,3	27,628,025	28,096,985	0.4997	平成29年
その他の有利子負債	—	—	—	—
合計	226,467,260	267,022,125	—	—

(注) 1 「平均利率」については、期末借入金残高に対する加重平均利率を記載しております。

2 日本政策投資銀行からの無利息による長期借入金が22,246,915千円含まれております。

3 長期借入金(1年以内に返済予定のものを除く)に係る返済スケジュールは次の通りであります。

返済スケジュール	金額
平成16年12月期	2,950,430千円
平成17年12月期	3,136,550千円
平成18年12月期	4,991,000千円
平成19年12月期	2,389,000千円

(2) 【その他】

該当事項はありません。

【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	前事業年度 (平成13年12月31日) 金額(千円)		構成比(%)	当事業年度 (平成14年12月31日) 金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			270,110			383,603	
2 売掛金	※1		7,801,771			8,549,460	
3 商品			586,017			419,842	
4 前払費用			40,021			44,761	
5 前渡金			140,000			368,434	
6 短期貸付金	※1		163,733,000			194,529,000	
7 その他			117,211			2,901,293	
貸倒引当金			△3,034,316			△3,065,076	
流動資産合計			169,653,816	72.8		204,131,319	75.0
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物		1,079,644			1,178,561		
減価償却累計額		△72,573	1,007,070		122,854	1,055,707	
(2) 構築物		48,077			48,577		
減価償却累計額		△4,001	44,075		6,687	41,890	
(3) 工具・器具及び備品		130,239			297,584		
減価償却累計額		△43,752	86,487		72,632	224,951	
(4) 土地			429,042			429,042	
有形固定資産合計			1,566,675	0.7		1,751,590	0.6
2 無形固定資産							
(1) 商標権			8,463			6,352	
(2) ソフトウェア			314,041			1,069,267	
(3) 電話加入権			8,717			9,178	
無形固定資産合計			331,222	0.2		1,084,798	0.4
3 投資その他の資産							
(1) 投資有価証券			2,224,915			2,504,155	
(2) 関係会社株式			57,845,607			60,730,690	
(3) 関係会社出資金			—			3,000	
(4) 長期貸付金			349,967			290,975	
(5) 関係会社長期貸付金			324,875			334,406	
(6) 長期前払費用			542,361			741,127	
(7) 差入保証金			232,734			389,497	
(8) その他投資			—			354,600	
貸倒引当金			△189,183			△156,623	
投資その他の資産合計			61,331,276	26.3		65,191,828	24.0
固定資産合計			63,229,175	27.2		68,028,218	25.0
Ⅲ 繰延資産							
1 新株発行費			17,086			—	
繰延資産合計			17,086	0.0		—	—
資産合計			232,900,078	100.0		272,159,537	100.0

区分	注記番号	前事業年度(平成13年12月31日) 金額(千円)		構成比(%)	当事業年度(平成14年12月31日) 金額(千円)		構成比(%)
(負債の部)							
Ⅰ 流動負債							
1 買掛金	※1		6,246,714			7,821,833	
2 短期借入金			188,200,000			228,785,000	
3 1年以内返済長期借入金			2,800,000			—	
4 未払金			846,686			181,020	
5 未払費用			1,160,518			712,376	
6 未払法人税等			8,502			8,400	
7 預り金			32,712			38,336	
8 賞与引当金			—			199,402	
9 その他			104,897			63,490	
流動負債合計			199,400,031	85.6		237,809,858	87.4
Ⅱ 固定負債							
1 退職給付引当金			555,311			1,275,794	
固定負債合計			555,311	0.2		1,275,794	0.4
負債合計			199,955,343	85.8		239,085,653	87.8
(資本の部)							
Ⅰ 資本金	※2		47,002,622	20.2		47,002,622	17.3
Ⅱ 資本準備金			1,637,589	0.7		1,637,589	0.6
Ⅲ 欠損金							
1 当期未処理損失			15,695,477			15,566,327	
欠損金合計			15,695,477	△6.7		15,566,327	△5.7
資本合計			32,944,735	14.2		33,073,884	12.2
負債及び資本合計			232,900,078	100.0		272,159,537	100.0

② 【損益計算書】

区分	注記番号	前事業年度 (自 平成13年1月1日 至 平成13年12月31日) 金額(千円)		百分比(%)	当事業年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		百分比(%)
Ⅰ 売上高	※1		50,294,647	100.0		57,058,603	100.0
Ⅱ 売上原価							
1 商品期首たな卸高		216,860			586,017		
2 当期商品仕入高		41,009,925			44,983,473		
合計		41,226,785			45,569,490		
3 商品期末たな卸高		586,017	40,640,768	80.8	419,842	45,149,648	79.1
売上総利益			9,653,879	19.2		11,908,955	20.9
Ⅲ 販売費及び一般管理費							
1 俸給諸給与		2,943,966			2,946,970		
2 賞与引当金繰入額		—			199,402		
3 退職給付費用		97,770			428,385		
4 福利厚生費		864,095			1,467,910		
5 地代家賃		426,264			515,129		
6 業務委託費		3,390,186			4,257,541		
7 減価償却費		125,862			203,483		
8 雑費		1,120,207	8,968,353	17.8	1,299,449	11,318,271	19.8
営業利益			685,525	1.4		590,683	1.1
Ⅳ 営業外収益							
1 受取利息	※1	1,204,582			2,372,730		
2 受取保証料	※1	326,293			117,409		
3 為替差益		—			13,131		
4 その他		32,034	1,562,911	3.1	29,457	2,532,727	4.4
Ⅴ 営業外費用							
1 支払利息	※1	1,029,374			1,783,030		
2 支払保証料	※1	877,740			1,059,799		
3 新株発行費償却		32,064			17,086		
4 為替差損		120,601			—		
5 その他		26,150	2,085,930	4.2	9,554	2,869,471	5.0
経常利益			162,505	0.3		253,940	0.5
Ⅵ 特別利益							
1 商品不具合に係る補償収入		—			25,209		
2 貸倒引当金戻入益		27,800			1,800		
3 その他		—	27,800	0.1	241	27,251	0.0
Ⅶ 特別損失							
1 貸倒引当金繰入額		3,220,000			—		
2 関係会社株式評価損		1,780,000			—		
3 投資有価証券処分損		—			21,592		
4 退職給付会計基準変更時差異償却		177,464			—		
5 転籍者に係る退職給付引当金積立不足額繰入		—			92,146		
6 固定資産除却損	※3	3,569			5,266		
7 商品廃棄損		—	5,181,034	10.3	24,636	143,642	0.3
税引前当期純利益(損失(△))			△4,990,728	△9.9		137,549	0.2
法人税、住民税及び事業税	※2		8,502	0.0		8,400	0.0
当期純利益(損失(△))			△4,999,230	△9.9		129,149	0.2
前期繰越損失			10,696,246			15,695,477	
当期未処理損失			15,695,477			15,566,327	

③ 【損失処理計算書】

区分	注記番号	前事業年度 (平成14年3月26日) 金額(千円)		当事業年度 (平成15年3月27日) 金額(千円)	
Ⅰ 当期未処理損失			15,695,477		15,566,327
Ⅱ 損失処理額			—		—
Ⅲ 次期繰越損失			15,695,477		15,566,327

(注) 日付は株主総会承認年月日であります。

重要な会計方針

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)	当事業年度 (自　平成14年1月1日 至　平成14年12月31日)
1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 移動平均法に基づく原価法 その他有価証券 時価のないもの…移動平均法に基づく原価法	1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 同左 その他有価証券 同左
2　たな卸資産の評価基準及び評価方法 移動平均法に基づく低価法によっております。	2　たな卸資産の評価基準及び評価方法 同左
3　固定資産の減価償却の方法 イ　有形固定資産：定額法によっております。 耐用年数と残存価額は法人税法の規定によっております。	3　固定資産の減価償却の方法 イ　有形固定資産：同左
ロ　無形固定資産： ソフトウェア 自社利用分については、社内における利用可能期間に基づく定額法によっております。	ロ　無形固定資産： ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。
ハ　長期前払費用：定額法によっております。	ハ　長期前払費用：同左
4　繰延資産の処理方法 新株発行費：商法に基づく期間均等償却を行なっております。	4　繰延資産の処理方法 新株発行費：同左
5　引当金の計上基準 イ　貸倒引当金：債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。	5　引当金の計上基準 イ　貸倒引当金：同左
	ロ　賞与引当金：従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。
ロ　退職給付引当金：従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。	ハ　退職給付引当金：同左
6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。	6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法：同左
ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務	ロ　ヘッジ手段とヘッジ対象：同左
ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。	ハ　ヘッジ方針：同左
ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	ニ　ヘッジ有効性評価の方法：同左
7　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	7　リース取引の処理方法 同左
8　消費税等の処理方法 税抜方式によっております。	8　消費税等の処理方法 同左

(追加情報)

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)	当事業年度 (自　平成14年1月1日 至　平成14年12月31日)
(退職給付会計) 当会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年6月16日))を適用しております。 会計基準変更時差異につきましては、当会計期間に一括して特別損失に計上しております。 この結果、従来の方法によった場合に比べ、退職給付費用が212,810千円増加し、経常損失は35,346千円、税引前当期純損失は212,810千円それぞれ増加しております。	(賞与引当金) 従来、流動負債の「未払費用」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年2月14日)が公表されたことにより、当事業年度末から「賞与引当金」として表示しております。なお、前事業年度末の未払従業員賞与は126,782千円であります。 また、この変更に伴い、販売費及び一般管理費の「賞与引当金繰入額」を当事業年度より区分掲記しております。なお、前事業年度は「俸給諸給与」に126,782千円含まれております。
(金融商品関係) 当会計期間から、金融商品に係る会計基準(金融商品に係る会計基準の設定に関する意見書(企業会計審議会平成11年1月22日))を適用し、貸倒引当金の設定方法等について変更しております。 この変更が損益に及ぼす影響は軽微であります。	――――――――
(外貨建取引等会計処理基準) 当会計期間から改定後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改定に関する意見書」(企業会計審議会　平成11年10月22日))を適用しております。この変更による影響はありません。	――――――――

次へ

主記事項

(貸借対照表関係)

前事業年度 (平成13年12月31日)			当事業年度 (平成14年12月31日)		
※1	関係会社に対する資産・負債		※1	関係会社に対する資産・負債	
	売掛金	7,053,967千円		売掛金	8,202,494千円
	短期貸付金	163,733,000千円		短期貸付金	194,529,000千円
	買掛金	231,368千円		短期借入金	46,263,000千円
※2	会社が発行する株式の総数	15,000,000株	※2	会社が発行する株式の総数	15,000,000株
	発行済株式総数	3,934,285.74株		発行済株式総数	3,934,285.74株
3	保証債務		3	保証債務	
	被保証先	関西ケーブルネット㈱		被保証先	関西ケーブルネット㈱
	金額	715,960千円		金額	650,778千円
	摘要	銀行借入保証		摘要	銀行借入保証
	被保証先	㈱ケーブルテレビ神戸		被保証先	㈱ケーブルテレビ神戸
	金額	101,818千円		金額	145,454千円
	摘要	銀行借入保証		摘要	銀行借入保証

次へ

(損益計算書関係)

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)	当事業年度 (自　平成14年1月1日 至　平成14年12月31日)
※1　関係会社に対する売上高　43,213,283千円	※1　関係会社との取引に係るものが次のとおり含まれております。 関係会社への売上高　52,116,334千円 関係会社よりの受取利息　2,363,833千円 関係会社よりの受取保証料　117,409千円 関係会社への支払利息　328,212千円 関係会社への支払保証料　1,059,799千円
※2　住民税の均等割額であります。	※2　同左
※3　固定資産除却損の内容 建物　2,068千円 工具・器具及び備品　1,501千円 計　3,569千円	※3　固定資産除却損の内容 建物　817千円 工具・器具及び備品　4,448千円 計　5,266千円

(リース取引関係)

前事業年度 (自 平成13年1月1日 至 平成13年12月31日)	当事業年度 (自 平成14年1月1日 至 平成14年12月31日)
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 1.借主側 (1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 1.借主側 (1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額(関係会社への転貸分を除く)

前事業年度:

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
車輌運搬具	4,097	2,267	1,829
工具・器具及び備品	533,585	237,024	296,561
ソフトウェア	95,515	22,162	73,352
合計	633,198	261,454	371,743

当事業年度:

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
車輌運搬具	1,845	569	1,275
工具・器具及び備品	669,402	274,213	395,189
ソフトウェア	98,515	42,135	56,379
合計	769,763	316,918	452,844

前事業年度	当事業年度
(2) 未経過リース料期末残高相当額 一年以内 127,855千円 一年超 253,408 合計 381,263	(2) 未経過リース料期末残高相当額(関係会社への転貸分を含む) 一年以内 610,010千円 一年超 1,714,972 合計 2,324,983
(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 142,310千円 減価償却費相当額 129,153 支払利息相当額 14,786	(3) 支払リース料、減価償却費相当額及び支払利息相当額(関係会社への転貸分を除く) 支払リース料 181,436千円 減価償却費相当額 166,116 支払利息相当額 17,329
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	(5) 利息相当額の算定方法 同左
――――	2.貸主側(関係会社への転貸) 未経過リース料期末残高相当額 1年以内 440,680千円 1年超 1,419,926 合計 1,860,606

(有価証券関係)

前事業年度及び当事業年度における子会社及び関連会社株式で時価のあるものはありません。

前へ 次へ

(税効果会計関係)

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)		当事業年度 (自　平成14年1月1日 至　平成14年12月31日)	
繰延税金資産の発生の主な原因別の内訳		繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	2,960,714千円	税務上の繰越欠損金	1,559,525千円
貸倒引当金繰入限度超過額	1,137,156	貸倒引当金繰入限度超過額	1,182,551
関係会社株式評価損	747,600	関係会社株式評価損	747,600
その他	292,788	その他	659,478
繰延税金資産小計	5,138,258	繰延税金資産小計	4,149,155
評価性引当額	△5,138,258	評価性引当額	△4,149,155
繰延税金資産合計	－	繰延税金資産合計	－

(1株当たり情報)

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)		当事業年度 (自　平成14年1月1日 至　平成14年12月31日)	
1株当たり純資産額	8,373.75円	1株当たり純資産額	8,406.57円
1株当たり当期純損失	1,270.68円	1株当たり当期純利益	32.82円
なお、潜在株式調整後1株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。		なお、潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。	

(重要な後発事象)

前事業年度 (自 平成13年1月1日 至 平成13年12月31日)	当事業年度 (自 平成14年1月1日 至 平成14年12月31日)
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年3月28日現在の新株主構成は下記の通りです。 住友商事㈱ 36.28% リバティメディアグループ 36.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%	1 プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、JCFが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のJCFへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、JCFからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式(但し対象会社部分)、建物、土地、その他。 2 株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ 44.28% 住友商事㈱ 28.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%

前へ

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(千円)
(投資有価証券)		
その他有価証券		
ケーブルネット埼玉(株)	1,000	50,000
関西ケーブルネット(株)	13,553	1,733,937
阪神シティケーブル(株)	8,280	720,218
計	22,833	2,504,155

【有形固定資産等明細表】

資産の種類	前期末残高(千円)	当期増加額(千円)	当期減少額(千円)	当期末残高(千円)	当期末減価償却累計額又は償却累計額(千円)	当期償却額(千円)	差引当期末残高(千円)
有形固定資産							
建物	1,079,644	100,308	1,391	1,178,561	122,854	50,854	1,055,707
構築物	48,077	500	―	48,577	6,687	2,685	41,890
工具・器具及び備品	130,239	172,208	4,863	297,584	72,632	29,295	224,951
土地	429,042	―	―	429,042	―	―	429,042
建設仮勘定	―	104,809	104,809	―	―	―	―
有形固定資産計	1,687,003	377,826	111,065	1,953,765	202,174	82,835	1,751,590
無形固定資産							
商標権	―	―	―	21,108	14,756	2,110	6,352
ソフトウェア	―	―	―	1,339,370	270,103	108,937	1,069,267
電話加入権	―	―	―	9,178	―	―	9,178
無形固定資産計	―	―	―	1,369,656	284,859	111,048	1,084,798
長期前払費用	576,761	213,225	4,859	785,127	44,000	9,600	741,127
繰延資産							
新株発行費	96,194	―	―	96,194	96,194	17,086	―
繰延資産計	96,194	―	―	96,194	96,194	17,086	―

(注) 無形固定資産については、資産総額の１％以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金(千円)			47,002,622	—	—	47,002,622
資本金のうち既発行株式	普通株式	(株)	(3,934,285.74)	(—)	(—)	(3,934,285.74)
	普通株式	(千円)	47,002,622	—	—	47,002,622
	計	(株)	(3,934,285.74)	(—)	(—)	(3,934,285.74)
	計	(千円)	47,002,622	—	—	47,002,622
資本準備金及びその他の資本剰余金	(資本準備金)株式払込剰余金	(千円)	1,637,589	—	—	1,637,589
	計	(千円)	1,637,589	—	—	1,637,589
利益準備金及び任意積立金		(千円)	—	—	—	—
	計	(千円)	—	—	—	—

(注) 当期末における自己株式は0.34株であります。

【引当金明細表】

区分	前期末残高(千円)	当期増加額(千円)	当期減少額(目的使用)(千円)	当期減少額(その他)(千円)	当期末残高(千円)
貸倒引当金	3,223,500	3,221,700	—	3,223,500	3,221,700
賞与引当金	—	199,402	—	—	199,402

(注) 貸倒引当金の当期減少額の「その他」欄の金額は、法人税法の規定による洗替額であります。

(2) 【主な資産及び負債の内容】

a　資産の部

イ　現金及び預金

区分	金額(千円)
現金	―
普通預金	383,603
合計	383,603

ロ　売掛金

(イ) 相手先別内訳

相手先	金額(千円)
㈱ジ　イコム関西	1,944,322
㈱ジェイコム関東	1,109,351
㈱ジェイコム東京	757,497
㈱ジェイコム札幌	712,601
㈱ジェイコム湘南	502,785
その他	3,522,904
合計	8,549,460

(ロ) 売掛金滞留状況

期首残高(千円) (A)	当期発生高(千円) (B)	当期回収高(千円) (C)	当期末残高(千円) (D)	回収率(%) $\frac{(C)\times 100}{(A)+(B)}$	滞留期間(日) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
7,801,771	59,911,533	59,163,844	8,549,460	87%	49.8日

(注)　当期発生高には、消費税等が含まれております。

ハ　商品

区分	金額(千円)
ケーブルテレビ局向けの資機材	419,842
合計	419,842

ニ　短期貸付金

区分	金額(千円)
(有)ジェイコムファイナンス	188,811,000
(株)ケーブルビジョンニナー	5,718,000
合計	194,529,000

ホ　関係会社株式

区分	金額(千円)
(株)ジェイコム関西	18,498,355
(株)ジェイコム東京	8,419,918
(株)ジ　イコム湘南	7,654,247
アットネットホーム(株)	5,348,563
(株)ジェイコム北九州	2,776,420
(株)ジェイコム関東	2,737,589
(株)ケーブルネット神戸芦屋	2,198,259
(株)スーパーネットワークユー	2,006,250
(株)メディアさいたま	1,582,788
(株)木更津ケーブルテレビ	1,149,000
その他	8,359,299
合計	60,730,690

b　負債の部

イ　買掛金

相手先	金額(千円)
アリスインターナショナルジャパン㈱	1,106,365
IELLABS Ltd.	748,625
㈱ブロードネットマックス	727,796
日本電気㈱	630,029
㈱ワウワウ	540,949
その他	4,068,067
合計	7,821,833

ロ　短期借入金

相手先	金額(千円)
住友信託銀行㈱	60,000,000
Liberty Japan, Inc.	39,650,000
住友商事フィナンシャルマネジメント㈱	34,722,000
㈱三井住友銀行	29,100,000
㈱みずほコーポレート銀行	19,700,000
㈱東京三菱銀行	16,500,000
シティバンク銀行東京支店	15,000,000
バンク・オブ・アメリカ・エヌ・エイ東京支店	7,500,000
Microsoft Holdings V, Inc.	6,613,000
合計	228,785,000

(注)　㈱富士銀行、㈱日本興業銀行、㈱第一勧業銀行は平成14年4月1日に統合し、㈱みずほコーポレート銀行となっております。

(3) 【その他】

該当事項はありません。

6 【提出会社の株式事務の概要】

決算期	12月31日
定時株主総会	毎決算期の翌日から3ヶ月以内
株主名簿閉鎖の期間	―――――
基準日	12月31日
株券の種類	1株券、10株券、100株券、1,000株券
中間配当基準日	6月30日
1単元の株式数	―――――
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目4番4号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目5番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目5番33号 住友信託銀行株式会社
名義書換手数料	無料
新券交付手数料	一枚当たり　印紙税相当額
端株の買取り	
取扱場所	東京都千代田区丸の内一丁目4番4号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目5番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目5番33号 住友信託銀行株式会社
買取手数料	無料
公告掲載新聞名	日本経済新聞
株主に対する特典	該当事項はありません。

(注)　当社は、商法220条ノ2第1項に規定する端株原簿を作成しております。

7 【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1) 臨時報告書　平成14年1月4日
関東財務局長に提出。
証券取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第2項第9号の規定(代表取締役の異動)に基づく臨時報告書であります。

(2) 臨時報告書　平成14年2月25日
関東財務局長に提出。
証券取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第2項第3号の規定(特定子会社の異動)に基づく臨時報告書であります。

(3) 有価証券報告書 及びその添付書類	事業年度 (第8期)	自 平成13年1月1日 至 平成13年12月31日	平成14年3月29日 関東財務局長に提出。
(4) 有価証券届出書 及びその添付書類			平成14年7月9日 関東財務局長に提出。
(5) 半期報告書	(第9期中)	自 平成14年1月1日 至 平成14年6月30日	平成14年9月27日 関東財務局長に提出。

二部 【提出会社の保証会社等の情報】

該当事項はありません。

前期連結財務諸表に対する監査報告書

当期連結財務諸表に対する監査報告書

前期財務諸表に対する監査報告書

当期財務諸表に対する監査報告書

監 査 報 告 書

平成14年３月29日

株式会社ジュピターテレコム
　代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征　二　郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成13年１月１日から平成13年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成13年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当連結会計年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により連結財務諸表を作成している。

以　上

※　上記は、当社（有価証券報告書提出会社）が提出した有価証券報告書に綴り込まれた前連結会計年度の監査報告書に記載された事項を電子化したものであります。

監査報告書

平成15年３月28日

株式会社ジュピターテレコム
代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征二郎　㊞

関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

監 査 報 告 書

平成14年３月29日

株式会社ジュピターテレコム
代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員
関与社員　　公認会計士　野　口　征 二 郎　㊞

関与社員　　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成13年１月１日から平成13年12月31日までの第８期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成13年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当事業年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前事業年度の監査報告書に記載された事項を電子化したものであります。

監査報告書

平成15年3月28日

株式会社ジュピターテレコム
代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征二郎　㊞

関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成14年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

定時株主総会招集のご通知

定款

２００３年３月１２日

株主各位

東京都豊島区東池袋４－４１－２４
株式会社ジュピターテレコム
代表取締役社長　石橋 庸敏

定時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。
さて、弊社定時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。
なお、当日ご出席願えない場合には、同封委任状にご記入ご捺印乃至ご署名の上、株主総会開催までに当社に到着するようご送付の程お願い申し上げます。

敬具

記

１．日　時：　２００３年３月２７日（木）　午前９時３０分

２．場　所：　東京都豊島区東池袋四丁目４１番２４号　当社本店会議室

３．会議の目的事項：

《報告事項》
第９期営業報告書、貸借対照表及び損益計算書報告の件

《決議事項》
第１号議案　第９期損失処理案承認の件
第２号議案　定款一部変更の件
第３号議案　取締役全員任期満了に伴い取締役１３名選任の件
第４号議案　監査役スー・プロヴァン任期満了に伴い監査役１名選任及び監査役吉田幸弘辞任に伴い監査役１名選任の件
第５号議案　退任取締役に対し退職慰労金贈呈の件

以上

平成 15 年3月 27 日午前9時 30 分開催の当社第9回定時株主総会において、当社第9期営業報告書、貸借対照表及び損益計算書を報告し、また、第9期損失処理案については、議案どおり承認されました。

営業報告書

平成14年１月１日から
平成14年12月31日まで

1．営業の概況

（1）営業の経過及び成果

企業をめぐる経済環境

当事業年度中の世界経済は、所謂 IT バブル崩壊の後遺症が続いた年でありました。欧米のメディア・テレコム業界の主要な企業であったワールドコム、アデルフィア等が、過大な債務を背負って行き詰まりました。そのような混乱に加え、会計処理に関する重大な疑問点も露呈し、投資家の不信感を煽る中で、歴史ある名門会計事務所であったアーサーアンダーセンが短時日のうちに消え去る事態にまで発展したことは記憶に鮮明なところです。

日本経済については、引き続き金融業界を中心として明るい材料が乏しい１年でありました。年末の日経平均株価は 8,578 円と１９８２年来の安値にて大納会を終えました。また、我々のテレコム業界に目を転じますと、放送のデジタル化問題はマスコミ界を賑わしましたが、BS デジタルの放送開始後 1000 日で１０百万件の加入者獲得目標は実質取り下げられた形となり、2002 年の４月及び７月に新たな CS デジタル放送が開始されましたが視聴者数の伸びは期待を完全に裏切る結果となっています。いずれデジタル化は避けられないとの見方は一致しているものの、具体的な普及の時期については、当初の見込みから大幅に後退したスローペースのものとなっています。

有料テレビチャネルの加入状況についてみると、６月に日韓共同で開催されたサッカーのワールドカップ大会も、日本チームの活躍で大きな盛り上がりを見せたものの、スカイパーフェク TV の加入者の一時的な急増があったにとどまり、ワウワウについては１１月連続の加入者純減が続き、昨年１２月にいたって漸く２千件強の純増が得られた低迷ぶりでした。

インターネットについてみますと、ヤフーBB の極めて野心的なマーケティングが牽引車となり、世の中はADSL のインターネット加入者が年末で５００万加入者を越え、すっかりブロードバンドのイメージを定着させた感があります。然し乍ら熾烈な価格競争や提供スピード競争は依然続いております。

当社の営業の経過及び成果

このような一般情勢及び業界環境の中で、我々は着実に前進しました。４月には、アットネットホームを子会社化し、また初の名古屋地区における橋頭堡としてグリーンシティケーブルテレビの株式２０%を取得しました。傘下の組織面では、大阪ケーブルテレビを１月にジェイコム関西に合併し、２月にジェイコム関東の１００%子会社であったジェイコム大和をジェイコム関東に吸収しました。また、８月にはジェイコム関東の前橋局をジェイコム群馬と統合し、更に１１月、和泉ケーブルテレビをジェイコム関西に統合しました。この結果、事業年度末時点で、運営局会社数は１８社となりました。

ケーブルテレビサービス

ジェイコム関東の板橋局、西東京局等の幹線建設もあり、期末時点のホームパスは約 5,800 千世帯となりました。ベーシックの加入者数は対前年同期比 19.4%増加の約 1,423 千世帯となり、ホームパスに対する加入者率は 24.5 %となりました。また今後のデジタル化の為の投資・コンテンツの充実・顧客サービスの体制の強化等の投資に備える為、１１月、一部の地域からベーシック料金の値上げを実施致しました。

高速インターネットサービス

高速インターネット接続サービスのホームパスも、ジェイコム湘南、ジェイコム札幌を中心とした積極的な展開により、ケーブルテレビのそれの約 99%相当の約 5,750 千世帯となり、加入者数は約 505 千世帯と、５０万件を突破致しました。

インターネット接続サービスは、ＡＤＳＬを中心とした激しい値下げと提供スピード競争が繰り広げられる中、私共は、品質・サービス向上に重点を置き、価格の維持に努めました。１１月には、一部の地域から若干の値下げを実施致しましたが、基本的に私共の戦略は、顧客の確かな評価を得たものと考えております。

電話サービス

当事業年度では、九州地区を始め関東及び関西の新たな地域で電話事業を開始しました。電話のホームパスは対前年同期比約 61%増の 2,883 千世帯となりました。加入者数も対前年同期比約 184 千世帯増加（約 110%増）の約 350 千世帯となりました。

これらの結果、いずれかのサービスに加入している接続世帯数は、約 1,591 千世帯（23%増）となり、また一接続世帯当たりのサービス提供数は 1.43 に到りました。

損益

売上高は、対前年比 約１３%増加の 57,058 百万円となりました。新たな幹線建設は一部の地域を除いて殆どなくなりましたが、電話事業の展開に伴う工事資機材や、加入者数の伸長に伴う番組売上等が貢献しました。また、マネジメントフィー収入は、対前年比 約４４%の伸びとなりました。この結果、売上総利益は、約２３%増加の 11,908 百万円を計上しました。しかしながら、コールセンター機能の充実、ネットワークの安定性の確保等の為、人件費が増加し、また、長らく交渉を続けている銀行借入業務関連費用の継続的な発生もあって、販売費、一般管理費は、対前年比 ２６%の増加となり、営業利益は１４%減少の５９０百万円にとどまりました。営業外損益では、金融費用が対前年比 若干改善したこともあり、経常利益は、対前年比９１百万円改善の２５３百万円を計上出来ました。特別損益につきましては、ケーブルテレビ局社員の当社への転籍に因る退職給付債務引当不足分の追加計上９２百万円などがありましたが、総じて大口の案件はありませんでした。これらの結果、当社設立以来初めて、当期利益１２９百万円を計上いたしました。

設備投資・投資

顧客管理システム開発を前年に引き続いて行ない、ソフトウェアに７４４百万円、設備投資致しました。投資活動面では、平成 14 年４月に株式会社アットネットホーム（旧称 株式会社アットホームジャパン）の株式を買い増し、子会社化致しました。また、４月に名古屋のグリーンシティケーブルテレビの株式２０%を買い取り、或いはメディアさいたまに増資する等、３，５４９百万円をこれらの投資活動に支出致しました。

（２）資金調達の状況

当期中、市中銀行や主要株主から 37,785 百万円の借り増しを行いました。主要な使途は、傘下ケーブル局の主として設備投資資金の貸付と、上述の当社の投資資金であります。借り増し分は、全て 主要株主からの直接借り入れ、ないし、保証書差し入れに依る借入であります。この結果、年度末の借入残高は、228,785 百万円となりました。平行して、シニアローンの借入れを引き続き銀行団と交渉中であります。

（3）当社が対処すべき課題

私共の事業の収益基盤は基本的に、顧客をおいて有り得ませんので、顧客数の更なる拡大が第一の課題であります。出来るだけ早い時機に加入率をまず３０％まで引き上げることが当面の目標であります。積極的な戸別訪問による直接マーケティング活動を柱としながらも、生産性の一層の向上を企らねばなりません。更にコールセンターによるマーケティング力の強化であります。一部の局では４０％の加入率も射程圏内に見えており、今後はコールセンターの強化育成が一層求められます。またこのためには、より正確な市場データの整備が前提されることは言うまでもありません。

次にデジタル化への取り組みであります。２００３年後半には、地上波のデジタル放送が３大都市圏で開始される予定でありますが、衛星デジタル、双方向サービス等の本格的普及・展開は些か当初の期待からは相当遅延しております。欧米の動向や国内のＤＴＨ、地上波放送等の動きに十分注意しつつ、慎重に取り進めます。

電話事業につきましては、基本的に、従来の方針に沿って推進して参ります。しかしながらＩＰ電話の検討も、技術的・現実的な面に加えマーケティング的側面も引き続き進めて行きます。

資金調達につきましては、2 年数ヶ月に亘る銀行借入交渉が主要株主各位の暖かい、かつ力強いご支援を得て、漸く決着に近づきました。一旦借入契約を実行した以上は、ジュピターグループが一体となって、十分な注意を払いつつ、かつ意欲的にその履行に努力して参ります。

引き続き、株主各位には御支援、御指導を賜ります様お願い申し上げます。

（4）営業成績及び財産の状況の推移

	第6期	第7期	第8期	第9期
売上高	16,149百万円	36,718百万円	50,294百万円	57,058百万円
当期損益	△798百万円	△988百万円	△4,999百万円	129百万円
一株当たりの当期損益	△1,000円35銭	△251円19銭	△1,270円68銭	32円82銭
純資産	30,192百万円	37,943百万円	32,944百万円	33,073百万円
総資産	37,893百万円	54,591百万円	232,900百万円	272,159百万円

(注) 1. 1株当たりの当期損益は、期末日現在の発行済株式数を使用し計算しております。

2．会社の概況　(平成14年12月31日現在)

（1）主要な事業内容　　有線テレビジョン放送事業

（2）主要な事業所　　(本店) 東京都豊島区東池袋4－41－24

（3）株式の状況

①会社が発行する株式の総数　　15,000,000株

②発行済株式の総数　　3,934,285.74株

③株主数　　9名

④大株主（上位8名）

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
住友商事株式会社	1,427,346.00株	36.28%	ー株	ー%
Liberty Japan, Inc.	1,101,600.00株	28.00%	ー株	ー%
Microsoft Holdings V, Inc.	605,296.06株	15.39%	ー株	ー%
シティトラスト信託銀行株式会社	303,500.00株	7.71%	ー株	ー%
Liberty Jupiter, Inc.	275,400.00株	7.00%	ー株	ー%
三井物産株式会社	78,694.00株	2.00%	ー株	ー%
松下電器産業株式会社	78,694.00株	2.00%	ー株	ー%
Liberty Japan II, Inc.	50,346.00株	1.28%	ー株	ー%

(注)　Liberty Japan II, Inc.の所有株式50,346株は、住友商事㈱から平成14年3月28日付で譲渡されたものです。

（4）従業員の状況

区分	従業員数	前期末比増加	平均年齢	平均勤続年数
男子	1,449 名	595 名	34.3 才	4.3 年
女子	373 名	160 名	32.5 才	4.7 年
合計	1,822 名	755 名	34.0 才	4.4 年

(注) 1. 従業員には出向受入者 49 名を含む。

2. 第 8 期比での従業員増加の主因は、関係会社からの転籍によるものです。

（5）企業結合の状況

○重要な子会社等の状況

会社名	資本金	当社の持株比率	主要な事業内容
㈱ジェイコム関東	30,004 百万円	100.00%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱ジェイコム関西	15,500 百万円	84.14%	同上
㈱ジェイコム東京	10,075 百万円	80.03%	同上
アットネットホーム㈱	7,800 百万円	87.43%	インターネット事業
㈱ジェイコム湘南	5,771 百万円	79.48%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱スーパーネットワークユー	3,395 百万円	59.09%	同上
㈱ケーブルビジョン二十一	3,165 百万円	69.47%	同上
㈱ケーブルネット神戸芦屋	2,900 百万円	52.62%	同上
㈱メディアさいたま	2,993 百万円	50.38%	同上
北摂ケーブルネット㈱	2,000 百万円	55.00%	同上
福岡ケーブルネットワーク㈱ ※	2,000 百万円	45.00%	同上
関西マルチメディアサービス㈱ ※※	2,000 百万円	25.75%	インターネット事業
㈱ジェイコム北九州	1,801 百万円	81.65%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱木更津ケーブルテレビ	1,800 百万円	81.69%	同上
㈱ケーブルネットワークやちよ	1,600 百万円	58.65%	同上
浦和ケーブル・テレビ・ネットワーク㈱	1,600 百万円	50.10%	同上
土浦ケーブルテレビ㈱	1,500 百万円	70.00%	同上
㈱ジェイコム群馬	1,100 百万円	100.00%	同上
㈱ケーブルネット下関 ※	1,000 百万円	50.00%	同上
㈱ジェイコム札幌 ※※※	8,800 百万円	81.94% (81.94%)	同上
㈲ジェイコムファイナンス	3 百万円	100.00%	金融業務

(注) 1. 上記のうち、※印の会社は、商法上の子会社ではありませんが、連結決算上の連結子会社であります。

2. ※※印の会社は、連結決算上の持分法適用関連会社であります。

3. ※※※印の会社は、子会社が所有する持株比率を（　）内に内数で表示しております。

4. なお、平成 14 年 1 月に大阪ケーブルテレビ㈱が、平成 14 年 11 月に和泉ｼｰｴｰﾃｨｰｳﾞｨ㈱がそれぞれ㈱ジェイコム関西に吸収合併され、平成 14 年 2 月 1 日付にて㈱ジェイコム大和は㈱ジェイコム関東に吸収合併されております。また、株式の追加取得により、平成 14 年 1 月に㈱メディアさいたま、2 月に浦和ケーブルネットワーク㈱が、商法上の子会社となりました。さらに平成 14 年 2 月に当社 100% 出資の金融子会社である㈲ジェイコムファイナンスを設立しました。

○企業結合の成果

連結子会社は 20 社、持分法適用会社は 3 社であり、当期の連結売上高は 125,501 百万円、連結純損失は 11,088 百万円であります。

（6）取締役及び監査役

地　位	氏　名	担当又は主な職業
代表取締役社長	石橋　庸敏	最高経営責任者
代表取締役副社長	ｸﾞﾚｺﾞﾘｰ・ｱｰﾑｽﾄﾛﾝｸﾞ	最高執行責任者
常務取締役	庄子　　進	財務・経理担当
常務取締役	平山　泰史	オペレーション･企画・管理担当
取締役（非常勤）	西條　　温	住友商事㈱取締役副社長　米州総支配人　米国住友商事会社社長
取締役（非常勤）	田村　雄二	住友商事㈱代表取締役常務　情報産業事業部門長
取締役（非常勤）	青木　二仁	住友商事㈱理事 情報産業事業部門長付
取締役（非常勤）	ﾐﾗﾝﾀﾞ･ｶｰﾁｽ	Liberty Media International, Inc. President
取締役（非常勤）	ｸﾞﾗﾊﾑ･ﾎﾘｽ	Liberty Media International, Inc. Executive Vice President & CFO
取締役（非常勤）	西村　泰重	Liberty Media Corporation　在日顧問
取締役（非常勤）	ﾍﾝﾘｰ・ｳﾞｨｼﾞﾙ	Microsoft Corporation Vice President of Consumer Strategy & Partnerships
取締役（非常勤）	ｻﾙﾏﾝ･ｳﾗｰ	Microsoft Corporation General Manager of Corporate Strategy
監査役	小林　孔次	
監査役（非常勤）	吉田　幸弘	住友商事㈱ 理事 情報産業総括部長
監査役（非常勤）	ﾀﾞﾘﾙ･ﾄﾞｰﾘﾝﾄﾝ	Liberty Media International, Inc. General Manager (Japan)
監査役（非常勤）	ｽｰ･ﾌﾟﾛｳﾞｧﾝ	Liberty Media International, Inc. Director of Finance

（注）1. 当期中の取締役および監査役の異動

○当社は、ｳﾞｧｰﾉﾝ A. ﾁｪﾝﾊﾞﾚﾝ代表取締役社長からの平成 14 年 1 月 4 日付で社長を辞任する旨の申し出を受け、平成 14 年 1 月 4 日付で石橋庸敏代表取締役会長 最高経営責任者(CEO)が代表取締役社長 最高経営責任者(CEO)に就任し、また、同日付でｸﾞﾚｺﾞﾘｰ B. ｱｰﾑｽﾄﾛﾝｸﾞ氏を代表取締役副社長 最高執行責任者(COO)に迎える人事を決定しました。なお、同日付でｳﾞｧｰﾉﾝ A. ﾁｪﾝﾊﾞﾚﾝ氏は非常勤取締役に就任しました。

○平成 14 年 3 月 26 日に監査役大久保正紀氏、住友裕郎氏が退任し、小林孔次氏、吉田幸弘氏が就任しました。

○平成 14 年 12 月 31 日付で取締役ｳﾞｧｰﾉﾝ A・ﾁｪﾝﾊﾞﾚﾝ氏は辞任しました。

（注）2. 監査役小林孔次氏、吉田幸弘氏、ｽｰ･ﾌﾟﾛｳﾞｧﾝ氏は、「株式会社の監査等に関する商法の特例に関する法律」第 18 条第 1 項に定める社外監査役であります。

（7）主要な借入先

借入先	借入額	借入先が有する当社の株式数
住友信託銀行㈱	60,000 百万円	一 株
Liberty Japan, Inc.	39,650 百万円	1,101,600.00 株
住友商事フィナンシャルマネジメント㈱	34,722 百万円	一 株
㈱三井住友銀行	29,100 百万円	一 株
㈱みずほコーポレート銀行	19,700 百万円	一 株
㈱東京三菱銀行	16,500 百万円	一 株
シティバンク銀行東京支店	15,000 百万円	一 株
バンク・オブ・アメリカ・エヌ・エイ・東京支店	7,500 百万円	一 株
Microsoft Holdings V, Inc.	6,613 百万円	605,296.06 株

なお、㈱富士銀行、㈱日本興業銀行、㈱第一勧業銀行は平成14年4月1日に統合し、㈱みずほコーポレート銀行となっております。

（8）決算期後に生じた重要な事実

プロジェクトファイナンスによる借入の合意

1.その旨

平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる1,080億円の長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社と1,820億円の劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。

2.担保の内容

重要な提供資産の種類　：子会社株式（但し対象会社部分）、建物、土地、その他

以上

尚、本営業報告書中の記載金額は、表示単位未満の端数を切り捨てて表示しております。

貸借対照表

(平成14年12月31日現在)

(単位：千円)

(資産の部)		(負債の部)	
流動資産	204, 131, 319	流動負債	237, 809, 858
現金及び預金	383, 603	買掛金	7, 821, 833
売掛金	8, 549, 460	短期借入金	228, 785, 000
商品	419, 842	未払金・未払費用	893, 396
前払費用	44, 761	賞与引当金	199, 402
短期貸付金	194, 529, 000	未払法人税等	8, 400
その他流動資産	3, 269, 727	その他流動負債	101, 827
貸倒引当金	△ 3, 065, 076		
固定資産	68, 028, 218	固定負債	1, 275, 794
有形固定資産	1, 751, 590	退職給付引当金	1, 275, 794
建物	1, 055, 707		
構築物	41, 890	負債合計	239, 085, 653
工具器具備品	224, 951		
土地	429, 042		
無形固定資産	1, 084, 798	(資本の部)	
商標権	6, 352		
ソフトウェア	1, 069, 267	資本金	47, 002, 622
電話加入権	9, 178	法定準備金	1, 637, 589
投資等	65, 191, 828	資本準備金	1, 637, 589
投資有価証券	5, 266, 929	欠損金	15, 566, 327
子会社株式・出資金	57, 970, 916	当期未処理損失	15, 566, 327
長期貸付金	625, 381	(うち当期利益)	(129, 149)
長期前払費用	741, 127		
その他投資	744, 097		
貸倒引当金	△ 156, 623	資本合計	33, 073, 884
資産合計	272, 159, 537	負債及び資本合計	272, 159, 537

損 益 計 算 書

平成14年 1月 1日から
平成14年12月31日まで

(単位：千円)

（ 経 常 損 益 の 部 ）		
営業損益の部		
売上高		57,058,603
売上原価		45,149,648
売上総利益		11,908,955
販売費及び一般管理費		11,318,271
営 業 利 益		590,683
営業外損益の部		
営業外収益		
受取利息	2,372,730	
受取保証料	117,409	
為替差益	13,131	
その他営業外収益	29,457	2,532,727
営業外費用		
支払利息	1,783,030	
支払保証料	1,059,799	
新株発行費償却	17,086	
その他営業外費用	9,554	2,869,471
経 常 利 益		253,940
（ 特 別 損 益 の 部 ）		
特別利益		
貯蔵品不具合に係る補償収入	25,209	
貸倒引当金戻入	1,800	
その他特別利益	241	27,251
特別損失		
転籍者に係る退職給付引当金積立不足額繰入	92,146	
投資有価証券処分損	21,592	
貯蔵品廃棄損	24,636	
固定資産除却損	5,266	143,642
税引前当期利益		137,549
法人税、住民税及び事業税		8,400
当 期 利 益		129,149
前期繰越損失		15,695,477
当期未処理損失		15,566,327

重要な会計方針

1. 有価証券の評価基準及び評価方法

子会社株式
移動平均法に基づく原価法
その他有価証券
時価のないもの・・・移動平均法に基づく原価法

2. 棚卸資産の評価基準及び評価方法
商品・・・移動平均法に基づく低価法によっております。

3. 有形固定資産の減価償却の方法・・・法人税法に基づく定額法によっております。

4. 無形固定資産の減価償却の方法

法人税法に基づく定額法によっております。

ただし、ソフトウェアのうち自社利用分については、社内における利用可能期間（5年）に基づく定額法によっております。

5. 繰延資産の処理方法
新株発行費・・・商法の規定に基づく期間均等償却を行っております。

6. 引当金の計上方法

(1) 貸倒引当金
債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。

(2) 退職給付引当金
従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。

(3) 賞与引当金
従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。

7. 消費税等の処理方法・・・消費税等の会計処理は税抜方式によっております。

貸借対照表注記

1. 記載金額は千円未満を切り捨てて表示しております。

2. 子会社に対する金銭債権債務

短期金銭債権	201,463,878 千円	長期金銭債権	290,975 千円
短期金銭債務	698,536 千円		

3. 有形固定資産の減価償却累計額　202,174 千円

4. 貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、事務機器、LAN 設備、電話交換機、及び自動車があります。

5. 取締役・監査役に対する金銭債務　61,882 千円

6. 保証債務残高　796,233 千円

7. ストックオプション

ストックオプションのために付与した新株引受権の残高

発行すべき株式の内容	新株発行予定残数	発行価格
当社無額面普通株式	158,128 株	1 株につき 92,000 円と公募価格のいずれか低い金額

8. 1 株当たりの当期利益　32 円 82 銭

損益計算書注記

1. 記載金額は千円未満を切り捨てて表示しております。

2. 子会社との取引高

売上高		46,780,282 千円
営業取引以外の取引	受取利息	2,346,510 千円
	受取保証料	67,486 千円

損失処理案

（単位 ： 円）

当期未処理損失	15,566,327,999
これを次のとおり処理します。	
次期繰越損失	15,566,327,999

監 査 報 告 書

平成１５年2月１４日

株式会社ジュピターテレコム
　監査役会
　　監査役　小　林　孔　次　殿
　　監査役　吉　田　幸　弘　殿
　　監査役　ダリル・ドーリントン　殿
　　監査役　スー・プロヴァン　殿

朝　日　監　査　法　人

代表社員
関与社員　公認会計士　野口佐三郎

関与社員　公認会計士　水谷英滋

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第２条の規定に基づき、株式会社ジュピターテレコムの平成１４年1月1日から平成１４年１２月３１日までの第９期営業年度の貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び損失処理案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。なお、この監査手続は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(3) 損失処理案は、法令及び定款に適合しているものと認める。
(4) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

決算期後に生じた会社の状況に関する重要な事実として、プロジェクトファイナンスによる借入を合意した旨が営業報告書の（８）決算期後に生じた重要な事実に記載されている。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査報告書

謄　本

当監査役会は、平成１４年１月１日から平成１４年１２月３１日までの第９期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成しましたので、以下の通り報告します。

１．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針等に従い、取締役会その他重要な会議に出席するほか、取締役等から営業の報告を受け、重要な書類を閲覧し、会社の業績及び財産の状況を調査し、子会社についても、必要に応じて業務及び財産の状況を調査しました。また、会計監査人からその監査に関する報告と説明を受け、計算書類及び附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等から報告を求め、会計記録に基づく調査を実施しました。

２．監査の結果

（１）会計監査人である朝日監査法人の監査の方法及び結果は、相当であると認めます。

（２）営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

（３）損失処理に関する議案は、会社の財産の状況その他の事情に照らして相当であり、指摘すべき事項は認められません。

（４）附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

（５）取締役の職務の執行に関し、不正の行為または法令もしくは定款に違反する重大な事実は認められません。なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても、取締役の義務違反はないものと認めます。

３．後発事象

会社は、平成 15 年 1 月 31 日、市中シンジケート銀行団（銀行団）と、100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる、1,080 億円の長期シニア借入及び主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社と 1,820 億円の劣後借入契約に合意した旨、取締役から報告がありました。

尚、プロジェクトファイナンスの担保として子会社株式（対象会社部分）、建物、土地その他を銀行団に供した旨、報告がありました。

以上は、監査役全員一致の意見によるものであります。

平成15年2月21日

株式会社ジュピターテレコム監査役会

常任監査役	（常勤）	小林　孔次	(印)
監査役	（非常勤）	ダリル・ドーリントン	(印)
監査役	（非常勤）	スー・プロヴァン	(印)
監査役	（非常勤）	吉田　幸弘	(印)

（注）監査役小林孔次、監査役スー・プロヴァン、監査役吉田幸弘は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

（別紙）

議案の要領及び参考資料

第１号議案　第９期（平成１４年1月１日から平成１４年１２月３１日まで）損失処理案承認の件

当期未処理損失 15,566,327,999 円全額を、次期繰越損失として処理する。

第２号議案　定款一部変更の件

１．変更の理由

「商法等の一部を改正する法律」（平成１３年法律第１２８号）（平成14年4月１日施行）及び「商法及び株式会社の監査等に関する商法の特例に関する法律の一部を改正する法律」（平成１３年法律第１４９号）（平成 14年5月1日施行）の施行に伴い、関係条文を整備いたすものであります。

２．変更の内容

変更の内容は次のとおりであります。

（下線は変更部分）

現行定款	変 更 案	変更の理由
第９条（基準日） 当会社は、毎決算期現在の株主名簿（実質株主を含む。以下同じ。）に記載された株主（実質株主を含む。以下同じ。）をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。 ② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。	第９条（基準日） 当会社は、毎決算期現在の株主名簿（実質株主を含む。以下同じ。）に記載又は記録された株主（実質株主を含む。以下同じ。）をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。 ② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。	会社関係書類の電子化（IT 化）に伴う条文整備
第１１条（招集者及び議長） 株主総会は、取締役会長が招集し、	第１１条（招集者及び議長） 株主総会は、取締役会の決議に基づ	条文整備のため

その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。	き、取締役社長が招集し、その議長となる。取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる	
第１３条（議決権の代理行使） 株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、代理人は代理権を証する書面を当会社に提出しなければならない。	第１３条（議決権の代理行使） 株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、株主又は代理人は代理権を証する書面を当会社に提出しなければならない。	
第１８条（取締役会） 取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。 ② 取締役会の招集通知は、各取締役及び各監査役に対し、会日の２週間前までに発する。但し、緊急のときは、この期間を短縮することができる。 ③ 取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。	第１８条（取締役会） 取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。 ② 取締役会の招集通知は、各取締役及び各監査役に対し、会日の２週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全取締役及び全監査役の同意を得て召集手続を省略することができる。 ③ 取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。	条文整備の為
第２１条（任期） 監査役の任期は、就任後３年内の最終の決算期に関する定時株主総会終結のときまでとする。 ② 補欠のため選任された監査役の任期は、退任した監査役の残任期	第２１条（任期） 監査役の任期は、就任後４年内の最終の決算期に関する定時株主総会終結のときまでとする。 ② 補欠として選任された監査役の任期は、退任した監査役の残任期間と	商法改正に伴う監査役の任期に関する変更 条文整備の為

間とする。	する。	
第２３条（監査役会） 監査役会招集の通知は、各監査役に対し、会日の２週間前までに発する。但し、緊急のときはこの期間を短縮することができる。 ② 監査役会の運営その他に関する事項については、監査役会の定める監査役会規程による。	第２３条（監査役会） 監査役会招集の通知は、各監査役に対し、会日の２週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全監査役の同意を得て、召集手続を省略することができる。 ② 監査役会の運営その他に関する事項については、監査役会の定める監査役会規程による。	条文整備の為
第２６条（利益配当） 利益配当は、毎決算期現在の株主名簿に記載された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。	第２６条（利益配当） 利益配当は、毎決算期現在の株主名簿に記載又は記録された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。	会社関係書類の電子化（IT 化）に伴う条文整備
第２９条（配当金の除斥期間） 利益配当金又は中間配当金が、支払開始の日から満３年を経過しても受領されないときは、当会社はその支払の義務を免れる。	第２９条（配当金の除斥期間） 利益配当金又は中間配当金が、支払開始の日から満３年を経過してもなお受領されないときは、当会社はその支払の義務を免れる。	会社関係書類の電子化（IT 化）に伴う条文整備
（新設）	第７章　附　　　則 第３０条（監査役の任期に関する経過措置） 第２１条第１項の規定にかかわらず、平成１４年５月１日後最初の決算期に関する定時株主総会の終結前に在任する監査役については、なお従前のとおり任期は３年とする。	商法改正に伴う監査役の任期に関して経過措置の附則を新設

第３号議案　　取締役全員任期満了に伴い取締役13名選任の件

本総会終結の時をもって取締役全員が任期満了のため、取締役 13 名を選任する。
取締役候補者は次のとおり。

氏名	生年月日	略歴	
森 泉 知 行	1948年1月3日生	1970年 4月 1993年 1月 1995年 1月 1996年10月 2000年 2月 2003年 1月	住友商事㈱入社 米国住友商事会社　SCOA投資事業部 米国住友商事会社　Phoenixcor Inc. 会長 ジュピター・ショップチャンネル㈱代表取締役 ㈱ジュピター・プログラミング代表取締役 ジュピターサテライト放送㈱代表取締役 当社社長付（現在）
グレゴリー アームストロング	1946年9月27日生	1971年 1月 1994年 8月 1998年 1月 2000年 9月 2002年 1月	Viacom Cablevision of SF入社 Tele-Communications International, Inc. 入社 Senior Vice President of Cable Operations Liberty Media International, Inc. Managing Director, Latin America On Command Corporation Executive Vice President and Chief Operating Officer 当社代表取締役副社長就任（現在）
吉 田 幸 弘	1945年8月10日生	1968年 4月 1991年 6月 1996年 2月 1998年 4月 1999年 4月 2001年 4月 2002年 3月	住友商事㈱入社 同社 投資事業本部海外事業部長 米国住友商事会社（同社投資事業部長） 住友商事㈱理事 兼 米国住友商事会社（同社副社長） 同社 理事 メディア事業本部副本部長 同社 理事 情報産業総括部長 当社監査役就任（現在）
庄 子 進	1942年2月12日生	1965年 4月 1994年 7月 1996年 6月 1997年 9月	住友商事㈱入社 同社 機電経理部長 当社取締役就任 当社常務取締役就任(現在)
平 山 泰 史	1944年1月9日生	1967年 4月 1988年 3月 1996年 1月 1996年 6月 1997年 9月	住友商事㈱入社 米国住友商事会社 当社社長室長 当社取締役就任 当社常務取締役就任(現在)
中 井 戸 信 英	1946年11月1日生	1971年 4月 1992年 6月 1997年 4月 1998年 4月 1998年 6月 1999年 4月 2001年 4月 2002年 4月	住友商事㈱入社 同社 機械システム部長 米国住友商事会社（同社サンフランシスコ支店長兼サンタク ララ駐在員事務所長） 住友商事㈱理事 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部長 同社 取締役 ネットワーク事業本部長 e ビジネス事業部担当 同社 代表取締役常務 情報産業事業部門長補佐 ネットワーク事業本部長 e ビジネス事業担当（現在）
吉 井 伸 吾	1947年8月23日生	1971年 4月 1995年 8月 1998年 4月 2000年 4月 2001年 4月 2002年 4月	住友商事㈱入社 同社 名古屋支社機電部長 同社 情報通信第一事業部長 兼 中部支社機電部長 同社 理事 メディア事業本部副本部長 情報産業業務部長 情報通信第一事業部長 同社 理事 ネットワーク事業本部副本部長 e ビジネス事業部副担当 同社 理事 メディア事業本部長（現在）

氏名	生年月日	略歴	
青　木　二　仁	1947年3月13日生	1970年 5月	住友商事㈱入社
		1998年12月	同社 ケーブルテレビ事業部長
		1999年 3月	当社取締役就任(現在)
		2001年 4月	同社 理事 メディア事業本部副本部長 ケーブルテレビ･衛星事業部長
		2002年 4月	同社 理事 情報産業事業部門長付 (現在)
ミランダ カーチス	1955年11月26日生	1992年 5月	TCI International, Inc.入社
		1995年 1月	当社取締役就任(現在)
		1996年 9月	同社 Executive Vice President
		1999年 2月	Liberty Media International, Inc. President (現在)
グラハム ホリス	1952年1月9日生	1994年 7月	TCI International, Inc.入社
		1995年 5月	同社(現 Liberty Media International, Inc.) Executive Vice President & CFO(現在)
		1998年 3月	当社監査役就任
		2000年 9月	当社取締役就任(現在)
西　村　泰　重	1935年10月25日生	1959年 4月	住友商事㈱入社
		1995年 1月	当社代表取締役社長
		1998年 3月	当社顧問
		1998年11月	Liberty Media Corp.在日顧問(現在)
		2000年 9月	当社取締役就任(現在)
ヘンリー ヴィジル	1958年1月9日生	1995年 9月	Microsoft Corp. General Manager, Internet Commerce Business Unit
		1997年 1月	同社 Senior Director, Digital Television Group
		1999年 1月	同社 Vice President, Consumer Strategy & Partnerships (現在)
		2000年 9月	当社取締役就任(現在)
サンジェイ チェッダ	1966年11月24日生	1988年 8月	Salomon Brothers Corporate Financial Analyst
		1992年 9月	Microsoft Corp. Product Manager, Consumer Division
		1995年 8月	同社 Product Planning Manager, MSN
		1996年10月	同社 Program Manager, Internet Platforms and Tools Division, Commercial Systems Division
		1998年 5月	Group Program Manager, Platforms Division
		1999年 1月	Director, Business Development and Investments
		2001年 5月	Managing Director, Corporate Development (現在)

第４号議案　　監査役スー・プロヴァン任期満了に伴い監査役１名選任及び監査役吉田幸弘辞任に伴い監査役１名選任の件

本総会終結の時をもって監査役スー・プロヴァンが任期満了のため並びに監査役吉田幸弘辞任のため、監査役２名を選任する。
監査役候補者は次のとおり。

氏名	生年月日	略歴	
林　正　俊	1956年1月20日	1978年 4月	住友商事㈱入社
		1996年 7月	同社 メディア事業本部長付
		2000年 5月	同社 情報産業業務部長付
		2001年 4月	同社 情報産業総括部長付
		2002年 4月	同社 メディア事業本部映像メディア事業部長
		2003年 3月	同社 情報産業総括部長（現在）
スー プロヴァン	1965年5月28日生	1995年 7月	TCI International, Inc. Controller
		1998年 7月	Liberty Media International, Inc. Director of Finance（現在）
		2000年 9月	当社監査役就任(現在)

第５号議案　　退任取締役に対し退職慰労金贈呈の件

本総会終結の時をもって取締役を退任される石橋庸敏氏に対し、在任中の労に報いるため、当社の役員退職慰労金支給内規に基づく相当額の範囲内で、退職慰労金を贈呈致したく存じます。その具体的金額、贈呈時期等につきましては、取締役会にご一任願います。

謄本

株式会社ジュピターテレコム　定款

定款認証　平成6年12月6日
会社設立　平成7年1月18日
定款変更　平成14年3月26日
定款変更　平成15年3月27日

原本と相違ないことを証明致します。
平成　年　月　日
株式会社ジュピターテレコム
代表取締役　森泉　知行

定　款

第1章　総則

第1条（商号）

当会社は、株式会社ジュピターテレコムと称し、英文では、Jupiter Telecommunications Co., Ltd.と表示する。

第2条（目的）

当会社は、次の事業を営むことを目的とする。

1. 有線テレビジョン放送事業、有線ラジオ放送事業
2. 電気通信事業法に基づく電気通信事業
3. 放送法による委託放送業務並びに通信衛星を利用した番組の供給事業
4. 有線テレビジョン放送施設及び電気通信設備の設計、施工及び保守
5. 有線テレビジョン放送及び電気通信に関する機器及びソフトウェアの開発、販売、賃貸及び修理
6. 広告代理業務
7. 出版物の発行及び販売
8. 有線テレビジョン放送施設のチャンネル貸与に関する業務
9. 画像、音声の収録スタジオ及びその付属機器の賃貸
10. 放送関連技術者の指導、育成及び放送関連技術の開発、販売
11. テレビ放送用映画、ビデオテープの輸出入に関する業務
12. 前各号に関する事業を行なう会社に対する投資及びコンサルティング業務
13. 前各号に付帯する業務及び関連する一切の業務

第3条（本店の所在地）

当会社は、本店を東京都豊島区に置く。

第4条（公告方法）

当会社の公告は、日本経済新聞に掲載する。

第2章　株式

第5条（発行する株式の総数）

当会社が発行する株式の総数は、15，000，000株とする。

第6条（新株引受権の特例）

当会社は、取締役または従業員に商法第280条ノ19の規定による新株引受権を付与することができる。

② 当会社は、新事業創出促進法第11条の5第2項の規定による新株引受権を付与することができる。

第7条（株式取扱規程）

当会社の発行する株券の種類並びに株式の名義書換、端株の買取請求の取扱、その他株式及び端株に関する手続並びに手数料は、取締役会の定める株式取扱規程による。

第8条（名義書換代理人）

当会社は、株式及び端株につき名義書換代理人を置く。

② 名義書換代理人及びその事務取扱場所は、取締役会の決議によって選定する。

③ 当会社の株主名簿（実質株主名簿を含む。以下同じ。）及び端株原簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、質権の登録、信託財産の表示、株券の交付、届出の受理、端株の買取請求の取扱等株式及び端株に関する事務は、名義書換代理人に取扱わせ、当会社においては、これを取扱わない。

第9条（基準日）

当会社は、毎決算期現在の株主名簿(実質株主を含む。以下同じ。)に記載又は記録された株主(実質株主を含む。以下同じ。)をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。

② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。

第3章　株主総会

第10条（招集の時期）

当会社の定時株主総会は、毎決算期の翌日から3カ月以内にこれを招集し、臨時株主総会は必要ある場合、随時これを招集する。

第11条（招集者及び議長）

株主総会は、取締役会の決議に基づき、取締役社長が招集し、その議長となる。取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。

第12条（普通決議の要件）

株主総会の決議は、法令又は本定款に別段の定めがある場合を除き、出席した株主の議決権の過半数をもってする。

第13条（議決権の代理行使）

株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、株主又は代理人は代理権を証する書面を当会社に提出しなければならない。

第14条（議事録）

株主総会の議事の経過の要領及びその結果は、これを議事録に記載し、議長並びに出席した取締役が記名捺印する。

第4章　取締役及び取締役会

第15条（選任）

取締役は3名以上とし、株主総会において選任する。

② 取締役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもってする。

③ 取締役の選任については、累積投票によらないものとする。

第16条（任期）

取締役の任期は、就任後2年内の最終の決算期に関する定時株主総会終結のときまでとする。

② 補欠又は増員のため選任された取締役の任期は、現任取締役の残任期間とする。

第17条（代表取締役及び役付取締役）

取締役会の決議により、当会社を代表すべき取締役若干名を定める。

② 取締役会の決議により、取締役会長及び取締役社長各1名、取締役副会長、取締役副社長、専務取締役及び常務取締役各若干名を定めることができる。

第18条（取締役会）

取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。

②取締役会の招集通知は、各取締役及び各監査役に対し、会日の2週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全取締役及び全監査役の同意を得て召集手続を省略することができる。

③取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。

第19条（報酬）

取締役の報酬及び退職慰労金は、株主総会の決議をもってこれを定める。

第5章　監査役及び監査役会

第20条（選任）

監査役は3名以上とし、株主総会において選任する。

② 監査役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもってする。

第21条（任期）

監査役の任期は、就任後4年内の最終の決算期に関する定時株主総会終結のときまでとする。

②補欠として選任された監査役の任期は、退任した監査役の残任期間とする。

第22条（常勤監査役）

監査役はその互選により常勤監査役若干名を定める。

②監査役はその互選により常任監査役を定めることができる。

第23条（監査役会）

監査役会招集の通知は、各監査役に対し、会日の2週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全監査役の同意を得て、召集手続を省略することができる。

② 監査役会の運営その他に関する事項については、監査役会の定める監査役会規程による。

第24条（報酬）

監査役の報酬および退職慰労金は、株主総会の決議をもってこれを定める。

第6章　計算

第25条（営業年度）

当会社の営業年度は、毎年1月1日から12月31日までとし、毎営業年度末に決算を行なう。

第26条（利益配当）

利益配当は、毎決算期現在の株主名簿に記載又は記録された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。

第27条（中間配当）

取締役会の決議により、毎年6月30日現在の株主名簿に記載された株主又は登録質権者及び同日現在の端株原簿に記載された端株主に対し、中間配当を行うことができる。

第28条（転換社債の転換の時期）

転換社債の転換により発行された株式に対する最初の利益配当金又は中間配当金については、転換の請求が1月1日から6月30日までの間になされたときは1月1日に、7月1日から12月31日までの間になされたときは7月1日に、それぞれ転換があったものとみなしてこれを支払う。

第29条（配当金の除斥期間）

利益配当金又は中間配当金が、支払開始の日から満3年を経過してもなお受領されないときは、当会社はその支払の義務を免れる。

第7章　附　　　則

第30条（監査役の任期に関する経過措置）

第21条第1項の規定にかかわらず、平成14年5月1日後最初の決算期に関する定時株主総会の終結前に在任する監査役については、なお従前のとおり任期は3年とする。

003G6174

RECEIVED
2004 JUN -3 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

関東
財務局接受
15.10.-7
統証第479号

有価証券届出書

縦

株式会社ジュピターテレコム

(681112)

有価証券届出書

関東財務局長 殿

平成15年10月7日提出

会社名	株式会社ジュピターテレコム
英訳名	Jupiter Telecommunications Co., Ltd.
代表者の役職氏名	代表取締役社長　森　泉　知　行

本店の所在の場所　東京都豊島区東池袋四丁目41番24号　電話番号　(03) 5953－5110

連絡者　常務取締役　庄　子　　進

最寄りの連絡場所　同上　電話番号　同上

連絡者　同上

届出の対象とした募集

募集有価証券の種類	新株予約権証券	
募集金額	その他の者に対する割当	0円
	(発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額)	3,860,136,000円

(注) 1　本募集は、平成15年9月18日開催の当社取締役会決議及び平成15年10月3日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社の取締役及び従業員に対して新株予約権を割当てるものであります。

2　発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額は、本有価証券届出書提出時の見込額です。当社の国内における新規株式公開に際しての公募価格（一般募集における新株の発行価格をいう。）がその時点において有効な新株予約権の権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とするため、発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額は減少します。また、新株予約権の権利行使期間内に行使が行われない場合及び新株予約権が消却された場合にも、発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額は減少します。さらに、新株予約権発行後に当社が株式の分割若しくは併合を行う場合、又はその他の事由により調整の必要が生じた場合には、新株予約権の目的となる株式の数及び権利行使価額は調整され、それに伴い発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額は変動します。

安定操作に関する事項

該当事項はありません。

有価証券届出書の写しを縦覧に供する場所

名称	所在地

該当事項はありません。

（本書面の枚数　表紙共92枚）

目　次

頁

第10期中 半期報告書

第一部　証券情報

第1　募集要項

1　新規発行新株予約権証券

(1) 募集の条件

発行数	6,993個
発行価額の総額	0円
発行価格	0円
申込手数料	該当事項はありません
申込単位	1個
申込期間	自　平成15年10月31日 至　平成15年11月28日
申込証拠金	該当事項はありません
申込取扱場所	株式会社ジュピターテレコム　管理・人事統括部
払込期日	該当事項はありません。但し、発行日は平成15年12月11日とします。
払込取扱場所	該当事項はありません
摘要	1　平成15年9月18日開催の取締役会決議及び平成15年10月3日開催の臨時株主総会の特別決議によっております。 2　申込者は新株予約権申込証を申込取扱場所に提出するものとします。

(注)　本募集は、平成15年9月18日開催の当社取締役会決議及び平成15年10月3日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社の取締役及び従業員に対して新株予約権を割当するものであります。
本募集による新株予約権の割当の概要は次の通りであります。

割当対象者	新株予約権の個数
当社取締役 (5名)	4,410個
当社監査役 (1名)	80個
当社従業員(管理職) (143名)	1,912個
当社従業員(非管理職) (322名)	322個
当社の完全子会社の取締役及び従業員 (2名)	4個
当社の完全子会社以外の子会社の取締役及び従業員 (132名)	265個

なお、当社の子会社及び関連会社の取締役及び従業員の所属会社別内訳は次の通りであります。

所属会社	役職等	対象者数	割当個数
㈱ジェイコム東京	取締役	1名	6個
	従業員(管理職)	11名	54個
	従業員(非管理職)	5名	5個
㈱ジェイコム湘南	従業員(非管理職)	4名	4個
㈱木更津ケーブルテレビ	従業員(管理職)	2名	13個
㈱ジェイコム群馬	従業員(管理職)	2名	4個
土浦ケーブルテレビ㈱	取締役	1名	6個
	従業員(非管理職)	1名	1個
浦和ケーブル・テレビ・ネットワーク㈱	従業員(管理職)	3名	18個
	従業員(非管理職)	8名	8個
㈱メディアさいたま	従業員(管理職)	2名	16個
	従業員(非管理職)	42名	42個
㈱ケーブルネットワークやちよ	取締役	2名	12個
㈱ジェイコム関西	従業員(管理職)	1名	6個
	従業員(非管理職)	14名	14個
福岡ケーブルネットワーク㈱	従業員(管理職)	3名	12個
	従業員(非管理職)	17名	17個
㈱ジェイコム北九州	従業員(管理職)	3名	6個
	従業員(非管理職)	6名	6個
㈱ケーブルネットワーク下関	取締役	1名	6個
	従業員(非管理職)	3名	3個
㈱ジェイコム札幌	従業員(管理職)	2名	10個
合計	取締役	5名	30個
	従業員(管理職)	29名	139個
	従業員(非管理職)	100名	100個
	総合計	134名	269個

(注) 本表に記載の所属会社は全て当社の連結子会社であり、㈱ジェイコム群馬は完全子会社であります。

(2) 新株予約権の内容等

新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	41,958株　（注）1 （新株予約権1個あたりの目的となる株式の数　6株）　（注）2
新株予約権の行使時の払込金額	新株予約権1個につき　552,000円　（注）3
新株予約権の行使により株式を発行する場合の株式の発行価額の総額	3,860,136,000円　（注）4
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　92,000円　（注）5 資本組入額　46,000円　（注）6
新株予約権の行使期間	自　平成15年12月12日 至　平成24年8月23日
新株予約権の行使請求の受付場所、取次場所及び払込取扱場所	受付場所　東京都豊島区東池袋四丁目41番24号 株式会社ジュピターテレコム管理・人事統括部 払込取扱場所　東京都千代田区丸の内一丁目4番4号 住友信託銀行株式会社東京営業部
新株予約権の行使の条件	（注）7
新株予約権の消却事由及び消却の条件	（注）8
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する
摘要	1　新株予約権行使の効力は、新株予約権行使請求書及び(新株予約権証券が発行されている場合には)新株予約権証券が新株予約権の行使請求の受付場所に提出され、かつ新株予約権行使時の払込金額の全額が新株予約権の行使請求の払込取扱場所に払い込まれた時に生じるものとします。 2　新株予約権の行使により発行された当社株式に関する最初の利益配当金又は中間配当金は、新株予約権の行使が毎年1月1日から6月30日までになされたときは当該年の1月1日に、毎年7月1日から12月31日までになされたときは当該年の7月1日に、それぞれ株式の発行があったものとみなしてこれを支払います。 3　株券は、新株予約権行使手続終了後速やかに交付します。

（注）1　当社が株式の分割又は併合を行う場合には、次の算式により新株予約権の目的となる株式数を調整し、調整の結果生じる1株未満の株式は、これを切り捨てます。

調整後株式数　＝　調整前株式数　×　分割(又は併合)の比率

上記株式数の調整は、その時点で割当対象者が新株予約権を行使していない新株予約権の目的となる株式数についてのみ行われるものとします。

2　上記＊1の規定に従い新株予約権の目的となる株式の数の調整を行った場合には、新株予約権1個あたりの目的となる株式の数についても同様の調整を行うものとします。

3　新株予約権行使時に払込をなすべき金額は、下記①及び②により決定される1株あたりの権利行使価額に、新株予約権1個あたりの目的となる株式数(上記＊1に従い調整を行った場合には、調整後の株式数)を乗じた金額として決定されます。従って、権利行使価額が調整された場合又は新株予約権1個あたりの目的となる株式数が調整された場合には、新株予約権の行使時の払込金額もまた調整されます。

① 当初の権利行使価額は92,000円とする。但し、当社の国内における新規株式公開(下記＊7①に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とします。

② 当社が、株式の分割又は併合を行う場合には、次の算式により権利行使価額を調整し、調整の結果生じる1円未満の端数は、これを切り捨てます。

$$調整後権利行使価額 = 調整前権利行使価額 \times \frac{1}{分割(又は併合)の比率}$$

4　新株予約権の行使により株式を発行する場合の株式の発行価額の総額は、本有価証券届出書提出時の見込額です。当社の国内における新規株式公開に際しての公募価格(一般募集における新株の発行価格をいう。)が、その時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とするため発行価額の総額は減少します。また、新株予約権の行使期間内に行使が行なわれない場

合及び新株予約権が消却された場合にも発行価額の総額は減少します。さらに、新株予約権発行後に当社が株式の分割若しくは併合を行う場合、又はその他の事由により調整の必要が生じた場合には、新株予約権の目的となる株式の数及び権利行使価額は調整され、それに伴い発行価額の総額は変動します。

5　新株予約権の発行は無償で行われるため、新株予約権の行使により発行する株式の発行価格は権利行使価額であり、従って、権利行使価額が調整されると新株予約権の行使により発行する株式の発行価格もそれに伴い調整されます。

6　新株予約権の行使により新株を発行する場合の当該株式の発行価格中資本組入額は、権利行使価額(但し、権利行使価額について調整が行われた場合は、調整後の金額)の２分の１とし、計算の結果、１円未満の端数が生じた場合は、その端数を切り上げた額とします。

7　新株予約権行使の条件

①　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という。)に限り、新株予約権を行使することができます。

②　新株予約権は、下記⑥の場合を除き、割当対象者に限り行使することができます。

③　割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成16年９月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に１個に満たない端数がある場合には、１個に切り上げた数とします。

(ア)平成16年９月12日から平成17年９月11日までは、割当を受けた新株予約権の個数の４分の１について、行使することができます。

(イ)平成17年９月12日から平成18年９月11日までは、割当を受けた新株予約権の個数の４分の２について、行使することができます。

(ウ)平成18年９月12日から平成19年９月11日までは、割当を受けた新株予約権の個数の４分の３について、行使することができます。

(エ)平成19年９月12日から平成24年８月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

④　割当対象者名簿に「非管理職」として記載されている割当対象者については、平成17年９月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年８月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

⑤　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記③及び④の定めにかかわらず、下記⑧記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

⑥　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記⑧記載の「新株予約権割当契約」に定めるところによるものとします。

⑦　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

⑧　上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成15年９月18日開催の当社取締役会決議及び平成15年10月３日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

8　①　新株予約権発行後、当社が消滅会社となる合併、又は当社が完全子会社となる株式交換若しくは株式移転が行われる場合、取締役会決議をもって新株予約権の全部を無償で消却できるものとします。

②　新株予約権者が新株予約権を行使する前に上記＊７⑧記載の「新株予約権割当契約」に定めるところにより新株予約権を行使することができなくなった場合、取締役会決議をもって当該未行使の新株予約権を無償で消却することができるものとします。

(3) 新株予約権証券の引受け

該当事項はありません。

2　新規発行による手取金の使途

(1) 新規発行による手取金の額

払込金額の総額	発行諸費用の概算額	差引手取概算額
円 3,860,136,000	円 53,800,000	円 3,806,336,000

(注) 1　払込金額の総額は、発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額を記載しております。

2　当社の国内における新規株式公開に際しての公募価格(一般募集における新株の発行価格をいう。)が、その時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とするため、払込金額の総額は減少します。また、新株予約権の行使期間内に行使が行われない場合、新株予約権が消却された場合及び新株予約権の割当対象者がその権利を喪失した場合にも、払込金額の総額は減少します。さらに、新株予約権発行後に当社が株式の分割若しくは併合を行う場合、又はその他の事由により調整の必要が生じた場合には、新株予約権の目的となる株式の数及び権利行使価額は調整され、それに伴い払込金額の総額は変動します。

3　発行諸費用の概算額には、消費税等は含まれておりません。

(2) 手取金の使途

今回の募集は無償にて行われるため該当事項はありませんが、新株予約権の行使による手取金については、今回の募集が当社、当社の子会社及び関連会社の取締役、監査役及び従業員の当社業績向上に対する意欲や志気を高めることにより、その能力を発揮させることを目的として実施するものであり、資金調達を主たる目的とはしていないこと、また、新株予約権の行使による資金の払込は、新株予約権を割当てられた者の判断によること、さらに、新株発行によらず自己株式を調達する場合には調達費用が発生することから、現時点でその金額及び時期を資金計画に織込むことは困難であります。

従いまして、新株予約権の行使による手取金は、運転資金あるいは設備資金に充当する予定ではありますが、具体的な金額については、払込のなされた時点の資金繰り状況に応じて決定します。

第2　その他の記載事項

該当事項はありません。

第二部　追完情報

平成15年５月15日を払込期日とする第三者割当増資の実施に伴い、本有価証券届出書に組込情報として綴じ込まれている第９期事業年度に係る有価証券報告書中の「第一部　企業情報　第４　提出会社の状況　１　株式等の状況」に記載の「(1) 株式の総数等　②　発行済株式」、「(3) 発行済株式総数、資本金等の推移」及び「(5) 大株主の状況」は本有価証券届出書提出日現在次の通り変更となっております。

１　発行済株式

種類	事業年度末現在発行数(株)(平成14年12月31日)	提出日現在発行数(株)(平成15年10月７日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	3,934,285.74	4,684,535.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式
計	3,934,285.74	4,684,535.74	―	―

２　発行済株式総数、資本金等の推移

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成10年１月21日 (注)１	40,000.00	594,000.00	2,000,000	29,700,000	―	―
平成10年４月10日 (注)２	80,000.00	674,000.00	4,000,000	33,700,000	―	―
平成11年７月28日 (注)３	124,000.00	798,000.00	6,200,000	39,900,000	―	―
平成12年２月26日 (注)４	54,000.00	852,000.00	2,700,000	42,600,000	―	―
平成12年５月10日 (注)５	66,000.00	918,000.00	3,300,000	45,900,000	―	―
平成12年９月１日 (注)６	393,428.58	1,311,428.58	1,100,000	47,000,000	1,637,589	1,637,589
平成12年９月30日 (注)７	2,622,857.16	3,934,285.74	2,622	47,002,622	―	1,637,589
平成15年5月16日 (注)８	750,250.00	4,684,535.74	16,130,375	63,132,997	16,130,375	17,767,964

(注) １　有償株主割当(554：40)　発行価格　50,000円
資本組入額　50,000円
２　有償株主割当(594：80)　発行価格　50,000円
資本組入額　50,000円
３　有償株主割当(674：124)　発行価格　50,000円
資本組入額　50,000円
４　有償株主割当(798：54)　発行価格　50,000円
資本組入額　50,000円
５　有償株主割当(852：66)　発行価格　50,000円
資本組入額　50,000円
６　㈱タイタス・コミュニケーションズ(現㈱ジェイコム関東)との株式交換(交換比率１：約0.32)
７　有償株主割当(１:２)　発行価格　１円
資本組入額　１円
８　有償第三者割当　発行価格　43,000円
資本組入額　21,500円

3　大株主の状況

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
住友商事㈱	東京都中央区晴海１－８－１１	株 1,490,657.00	31.82%
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	23.52%
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052 USA	605,296.06	12.92%
Liberty Japan Ⅳ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	375,125.00	8.01%
Liberty Kanto, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	314,743.00	6.72%
日興シティ信託銀行㈱	東京都品川区２－１３－１４ シティコープセンター	303,500.00	6.48%
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	5.88%
三井物産㈱	東京都千代田区大手町１－２－１	78,694.00	1.68%
松下電器産業㈱	大阪府門真市大字門真１００６	78,694.00	1.68%
Liberty Japan Ⅱ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.07%
Lee A. Daniels	東京都渋谷区大山町３３－９ 大山ハウスウエスト	10,480.34	0.22%
計	―	4,684,535.40	100.00%

（注）１　Liberty Japan Ⅱ, Inc.の所有株式50,346株は、住友商事㈱から平成14年３月28日付で証券取引法に基づく公開買付により取得したものです。

２　Liberty Japan Kanto, Inc.の所有株式314,743株は、住友商事㈱及びLee A. Danielsから平成15年３月27日付で証券取引法に基づく公開買付により取得したものです。

３　平成15年５月15日を払込期日とする第三者割当増資により、住友商事㈱とLiberty Japan Ⅳ, Inc.は各々375,125株を取得しております。

第三部　組込情報

次に掲げる書類の写しを綴じ込んでいる。

有価証券報告書 及びその添付書類	事業年度 (第９期)	自　平成14年１月１日 至　平成14年12月31日	平成15年３月28日 関東財務局長に提出

訂正報告書(上記有価証券報告書の訂正報告書)を平成15年４月11日に関東財務局長に提出

半期報告書	(第10期中)	自　平成15年１月１日 至　平成15年６月30日	平成15年９月26日 関東財務局長に提出

証券取引法第24条第１項に基づく有価証券報告書、同法第24条の２第１項に基づく有価証券報告書の訂正報告書及び同法第24条の５第１項に基づく半期報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成15年３月28日、同年４月11日及び同年９月26日に提出したデータを出力・印刷したものである。

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成15年３月28日
【事業年度】	第９期(自　平成14年１月１日　至　平成14年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【縦覧に供する場所】	該当事項はありません。

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第5期	第6期	第7期	第8期	第9期
決算年月		平成10年12月	平成11年12月	平成12年12月	平成13年12月	平成14年12月
売上高	(千円)	13,794,084	30,741,492	54,315,831	92,206,714	125,501,750
経常損失	(千円)	7,750,538	12,799,783	21,559,405	23,589,166	10,839,005
当期純損失	(千円)	9,758,392	11,134,796	20,978,878	23,445,406	11,088,569
純資産額	(千円)	8,473,231	3,538,435	△8,711,706	△32,157,112	△43,245,681
総資産額	(千円)	43,012,022	98,637,597	176,456,509	229,993,780	255,605,684
1株当たり純資産額	(円)	12,571.56	4,434.13	△2,214.30	△8,173.56	△10,992.00
1株当たり当期純損失	(円)	15,010.37	15,308.99	12,458.49	5,959.25	2,818.45
潜在株式調整後1株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	19.70	3.59	△4.93	△13.98	△16.91
自己資本利益率	(%)	—	—	—	—	—
株価収益率	(倍)	—	—	—	—	—
営業活動によるキャッシュ・フロー	(千円)	△4,966,722	△362,192	△1,809,154	545,421	15,043,471
投資活動によるキャッシュ・フロー	(千円)	△15,009,764	△25,248,159	△40,225,676	△66,796,090	△56,666,938
財務活動によるキャッシュ・フロー	(千円)	17,493,045	24,800,965	42,310,364	71,328,141	40,559,815
現金及び現金同等物の期末残高	(千円)	1,384,504	2,053,524	3,675,242	8,752,714	7,689,062
従業員数	(名)	1,036 (326)	1,124 (830)	1,939 (1,546)	2,108 (2,560)	2,360 (2,973)

(注) 1 売上高には消費税等は含まれておりません。

2 平成10年12月期のキャッシュ・フローにつきましては、証券取引法第193条の2の規定に基づく会計監査を受けておりません。

3 平成10年12月期及び平成11年12月期の潜在株式調整後1株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期から平成14年12月期の潜在株式調整後1株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。

4 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。

5 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

(2) 提出会社の経営指標等

回次		第5期	第6期	第7期	第8期	第9期
決算年月		平成10年12月	平成11年12月	平成12年12月	平成13年12月	平成14年12月
売上高	(千円)	12,634,475	16,149,173	36,718,673	50,294,647	57,058,603
経常利益(又は損失△)	(千円)	△2,523,636	△792,781	39,933	162,505	253,940
当期純利益(又は損失△)	(千円)	△2,528,736	△798,283	△988,264	△4,999,230	129,149
資本金	(千円)	33,700,000	39,900,000	47,002,622	47,002,622	47,002,622
発行済株式総数	(株)	674,000	798,000	3,934,285	3,934,285	3,934,285
純資産額	(千円)	24,790,300	30,192,017	37,943,965	32,944,735	33,073,884
総資産額	(千円)	26,594,150	37,893,930	54,591,476	232,900,078	272,159,537
1株当たり純資産額	(円)	36,780.86	37,834.60	9,644.43	8,373.75	8,406.57
1株当たり配当額 (内、1株当たり中間配当額)	(円) (円)	— (—)	— (—)	— (—)	— (—)	— (—)
1株当たり当期純利益(又は損失△)	(円)	△3,889.70	△1,097.54	△586.88	△1,270.68	32.82
潜在株式調整後1株当たり当期純利益	(円)	—	—	—	—	—
自己資本比率	(%)	93.22	79.68	69.51	14.15	12.15
自己資本利益率	(%)	—	—	—	—	0.39
株価収益率	(倍)	—	—	—	—	—
配当性向	(%)	—	—	—	—	—
従業員数	(名)	115(37)	104(27)	211(16)	351(60)	363(387)

(注) 1 売上高には消費税等は含まれておりません。

2 平成10年12月期及び平成11年12月期の潜在株式調整後1株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため、記載しておりません。平成12年12月期及び平成13年12月期の潜在株式調整後1株当たり当期純利益については、当期純損失を計上しているため、記載しておりません。また、平成14年12月期の潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。

3 当社株式は非上場であり、かつ店頭登録もしておりませんので、株価収益率を記載しておりません。

4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

2 【沿革】

平成７年１月	住友商事㈱とTele-Communications International, Inc.(TINTA ; 現Liberty Media International, Inc.)の合弁で㈱ジュピターテレコムを設立。 (注)TINTA側の出資会社はTCI Japan, Inc.(現Liberty Japan, Inc.)
平成７年３月	杉並ケーブルテレビ㈱、㈱ケーブルテレビネリマ、㈱シティケーブルビジョン府中、㈱小金井市民テレビの株式を住友商事㈱から取得。
平成７年８月	㈱ジュピター群馬設立。
平成７年11月	福岡ケーブルネットワーク㈱設立。
平成８年１月	㈱木更津ケーブルテレビ取得。 ㈱ジュピター宝塚川西設立。
平成８年４月	北摂ケーブルネット㈱設立。 ㈱ケーブルビジョン二十一及び㈱ケーブルステーション北九州を取得。
平成８年６月	㈱ジュピターりんくう設立。
平成８年７月	㈱ジュピターかわち設立。
平成８年９月	㈱ジュピター和歌山、㈱ケーブルネット下関設立。
平成８年10月	土浦ケーブルテレビ㈱の株式を住友商事㈱から取得。 杉並ケーブルテレビ㈱が第一種電気通信事業(電話事業)の郵政省許可を取得。
平成８年12月	決算期を３月から12月に変更。 浦和ケーブル・テレビ・ネットワーク㈱の株式を住友商事㈱から取得。
平成９年２月	㈱ジュピターいばらき(平成11年８月アットホームジャパン㈱に商号変更)を設立。 関西地区の統括会社として㈱ジュピター関西設立。
平成９年６月	寒川ケーブルテレビ㈱を買収及び㈱テレビちがさきの株式を住友商事㈱から取得。
平成９年７月	杉並ケーブルテレビ㈱による電話サービス開始。
平成10年３月	大阪ケーブルテレビ㈱の株式を住友商事㈱から取得。 ㈲ジュピターインターネット設立。
平成10年４月	関西マルチメディアサービス㈱へ出資。
平成10年８月	㈱シーエーティーヴィ横須賀の株式を住友商事㈱から買取。 堺ケーブルテレビ㈱取得。
平成10年９月	こうべケーブルテレビ㈱の株式を住友商事㈱から取得。 ㈲ジェイコムインターネット設立。
平成10年11月	北九州ケーブルテレビ㈱取得。
平成10年12月	吹田ケーブルテレビジョン㈱の株式を住友商事㈱から取得。
平成11年１月	大阪ケーブルテレビ㈱によるインターネットサービス開始。 杉並ケーブルテレビ㈱と㈱ケーブルテレビネリマが合併、㈱ジェイコム東京となる。 ㈱テレビちがさきと寒川ケーブルテレビ㈱が合併、㈱ジェイコム湘南となる。 ㈱ジュピター宝塚川西、㈱ジュピターかわち、㈱ジュピター和歌山と㈱ジュピター関西が合併、㈱ジェイコム関西となる。 藤沢ケーブルテレビ㈱の株式を住友商事㈱から取得。

平成11年３月　㈱ユーアイネット埼玉（平成12年７月㈱メディアさいたまに商号変更）の株式を住友商事㈱から取得。
㈱ケーブルテレビ神戸及び㈱チャンネルウェーブあまがさきの株式を住友商事㈱から取得。
平成11年７月　㈱ケーブルコミュニケーション芦屋の株式を住友商事㈱から取得。
平成11年８月　㈱ケーブルステーション北九州と北九州ケーブルテレビ㈱が合併、㈱ジェイコム北九州となる。
平成11年９月　アットホームジャパン㈱へ出資。
㈱ジェイコム関西が㈱ジュピターりんくうを吸収合併。
平成11年10月　㈱ジェイコム東京が㈱シティケーブルビジョン府中と㈱ケーブルコミュニケーション小金井・国分寺（旧㈱小金井市民テレビ）を吸収合併。
平成12年１月　こうべケーブルテレビ㈱と㈱ケーブルコミュニケーション芦屋が合併、㈱ケーブルネット神戸芦屋となる。
平成12年４月　㈱チャンネルウェーブあまがさきが㈱ケーブルビジョンアイ、㈱ケーブルビジョン西宮と合併、阪神シティケーブル㈱となる。
㈱ジェイコム東京が㈲ジェイコムインターネットを吸収合併。
平成12年９月　株式交換により㈱タイタス・コミュニケーションズを統合、同社発行済全株式を取得。
㈱タイタス・スキャットが㈱ジェイコム札幌に商号を変更。
平成12年10月　吹田ケーブルテレビジョン㈱の株式移転により、関西ケーブルネット㈱株式を取得。
平成12年12月　㈲ジュピターインターネット清算。
ケーブルスカイネット企画㈱へ出資。
平成13年１月　㈱ジェイコム関西が堺ケーブルテレビ㈱を吸収合併。
平成13年３月　㈱ケーブルネットワークやちよ取得。
平成13年４月　藤沢ケーブルテレビ㈱が㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、商号を㈱ジェイコム湘南と変更。
平成13年７月　和泉シーエーティヴィ㈱取得。
平成13年８月　㈱スーパーネットワークユー取得。
平成13年９月　㈱ジュピター群馬が㈱ジェイコム群馬に商号変更。
㈱タイタス・コミュニケーションズが㈱ジェイコム関東に商号変更。
㈱タイタス相鉄が㈱ジェイコム大和に商号変更。
平成14年１月　㈱ジェイコム関西が大阪ケーブルテレビ㈱を吸収合併。
平成14年２月　㈲ジェイコムファイナンス設立。
㈱ジェイコム関東が㈱ジェイコム大和を吸収合併。
平成14年４月　グリーンシティケーブルテレビ㈱株式を住友商事㈱から取得。
アットホームジャパン㈱（平成14年６月　アットネットホーム㈱に商号変更）を子会社化。
平成14年７月　ケーブルスカイネット企画㈱清算。
平成14年８月　㈱ジェイコム関東が前橋局の営業権を㈱ジェイコム群馬に譲渡。
平成14年11月　㈱ジェイコム関西が和泉シーエーティヴィ㈱を吸収合併。

3 【事業の内容】

当社は、19の運営局を通じて、「ワン・ストップ・ショップ」として、ケーブルテレビ、電話、高速インターネット接続サービスを当社グループのブロードバンド(高速・大容量)・ネットワークを通じ総合的に提供することを主な事業としております。なお、19の運営局以外に、4の非運営局に投資しております。

○ケーブルテレビサービス

加入者に対して、ニュース、スポーツ、映画、その他人気番組などを含む基本ケーブル・サービス(「基本チャンネル」)に加えて様々なプレミアム・サービス(「有料チャンネル」)を提供するものであります。

基本チャンネルは、地上波テレビ放送番組、地域コミュニティ番組、衛星放送番組等約45のチャンネルにより構成されています。一般的なチャンネルのラインナップには、映画専門チャンネルのCSN1ムービーチャンネル、テレビショッピングのショップチャンネル、スポーツチャンネルのJスカイスポーツ1、2、3、ディスカバリーチャンネル、ゴルフネットワークが含まれています。有料チャンネルは、プレミアム映画、スポーツ、競馬、その他特別イベントなどの娯楽番組を提供しており、これらは番組供給会社等から提供を受けております。

○電話サービス

電話サービスは平成14年12月31日現在、㈱ジェイコム札幌、㈱木更津ケーブルテレビ、㈱ジェイコム群馬、土浦ケーブルテレビ㈱、調布ケーブルテレビジョン㈱をのぞく14の運営局で提供しており、サービスエリアを順次拡大してまいります。当社グループの電話サービスは市内・長距離電話サービスにおいて、NTT及び他の地域系通信事業者とほぼ同等のサービスを加入者に提供するものであります。

当社グループは、市内・長距離、国際通信事業者、携帯電話、PHS事業者等との間で相互接続協定を締結しております。

○高速インターネット接続サービス

平成14年12月31日現在、高速インターネット接続サービスはすべての運営局で提供しております。

当社グループはアットネットホーム(株)(旧アットホームジャパン㈱)をインターネット接続事業者とする高速インターネット接続サービスを、平成12年6月にJ-COM@NetHomeのブランドで導入しました。このサービスは、高速インターネット接続と豊富なブロードバンド・コンテンツを提供するウェブ・ポータルから成り、当社グループが所有する高速大容量ネットワークとアットネットホーム(株)が構築するバックボーンを直結していることから、バックボーンを一般に開放されたインターネット網に依存する場合に頻繁に起こる通信の混雑は避けられるものと考えています。

○運営局への運営サービス

当社はMSO契約(傘下のケーブルテレビ局との間で締結する全般的な経営指導サービス提供契約)に基づき、19の運営局全てにJ-COM Broadbandブランドと、共通のビジネス戦略に基づいた運営サービスを提供しております。

平成14年12月31日現在の、各地域毎のケーブルテレビ、電話、高速インターネット接続サービスのホームパス世帯数(ケーブルテレビ、電話、高速インターネット回線を敷設した地域の中で接続可能な一戸建て及び集合住宅における世帯数)、加入世帯数及び加入率(%、加入世帯数÷ホームパス世帯数)は以下の通りです。

（当社グループ局加入世帯数）（平成14年12月31日現在）

グループ局名	ケーブルテレビ			電話			高速インターネット接続		
	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2
運営局(連結子会社)									
㈱ジェイコム東京	739,500	201,900	27.3%	724,500	105,000	14.5%	739,500	70,800	9.6%
㈱木更津ケーブルテレビ	72,100	26,100	36.2%	—	—	—	72,100	7,800	10.8%
㈱ジェイコム群馬	115,700	16,200	14.0%	—	—	—	115,700	7,500	6.5%
㈱ケーブルビジョン二十一	171,100	38,700	22.6%	58,200	4,000	6.9%	171,100	9,800	5.7%
福岡ケーブルネットワーク㈱	392,400	79,400	20.2%	109,600	8,100	7.4%	392,400	22,400	5.7%
㈱ジェイコム北九州	244,000	54,900	22.5%	71,000	5,800	8.2%	244,000	14,000	5.7%
北摂ケーブルネット㈱	173,700	44,000	25.3%	45,400	4,700	10.4%	173,700	20,100	11.6%
土浦ケーブルテレビ㈱	100,900	34,900	34.6%	—	—	—	100,900	11,000	10.9%
浦和ケーブル・テレビ・ネットワーク㈱	200,600	57,000	28.4%	62,800	3,200	5.1%	200,600	20,900	10.4%
㈱ケーブルネット下関	67,100	20,200	30.1%	17,700	2,100	12.1%	67,100	5,400	8.0%
㈱ジェイコム関西	1,233,700	285,700	23.2%	599,000	61,800	10.3%	1,233,700	104,800	8.5%
㈱ジェイコム湘南	409,900	148,400	36.2%	137,000	16,700	12.2%	409,900	34,400	8.4%
㈱ケーブルネット神戸芦屋	229,600	58,600	25.5%	41,400	4,400	10.6%	229,600	19,900	8.7%
㈱メディアさいたま	251,700	54,200	21.5%	37,100	3,000	8.1%	251,700	23,000	9.1%
㈱ケーブルネットワークやちよ	41,300	15,300	37.0%	13,500	900	6.7%	41,300	3,900	9.4%
㈱スーパーネットワークユー	57,600	16,900	29.3%	5,400	600	11.1%	57,600	5,600	9.8%
㈱ジェイコム関東	977,300	202,900	20.8%	960,000	129,600	13.5%	977,300	113,700	11.6%
㈱ジェイコム札幌	332,200	67,500	20.3%	—	—	—	271,600	9,500	3.5%
運営局(連結子会社)　計	5,810,400	1,422,800	24.5%	2,882,600	349,900	12.1%	5,749,800	504,500	8.8%
運営局(その他)									
調布ケーブルテレビジョン㈱	122,000	18,800	15.4%	—	—	—	96,500	5,400	5.6%
運営局(その他)　計	122,000	18,800	15.4%	—	—	—	96,500	5,400	5.6%
運営局　計	5,932,400	1,441,600	24.3%	2,882,600	349,900	12.1%	5,846,300	509,900	8.7%
(非運営局)									
㈱ケーブルテレビ神戸	160,000	31,800	19.8%	—	—	—	160,000	11,000	6.9%
関西ケーブルネット㈱　(注)1	539,000	130,300	24.2%	—	—	—	539,000	46,800	8.7%
阪神シティケーブル㈱	448,000	57,000	12.7%	—	—	—	448,000	27,600	6.2%
グリーンシティケーブルテレビ㈱	124,000	16,100	13.0%	—	—	—	124,000	8,400	6.8%
非運営局　計	1,271,000	235,200	18.5%	—	—	—	1,271,000	93,800	7.4%
合計	7,203,400	1,676,800	23.3%	2,882,600	349,900	12.1%	7,117,300	603,700	8.5%

（注）1　関西ケーブルネット㈱には、同社傘下の吹田ケーブルテレビジョン㈱、豊中コミュニティケーブルテレビ㈱、高槻ケーブルネットワーク㈱、池田マルチメディア㈱、東大阪ケーブルテレビ㈱、守口・門真ケーブルテレビ㈱の６社を合算計上しております。

2　$加入率(\%) = \frac{加入世帯数}{ホームパス世帯数} \times 100$

3　各サービスの加入世帯数は、当該サービス以外のサービスにも加入している世帯を含めております。

4　平成14年12月31日現在、当社運営局(連結子会社)における総加入世帯数(少なくともひとつのサービスに加入している世帯数)は、1,590,800世帯となっております。

5　ケーブルテレビ加入世帯数に、「電波障害、ケーブルテレビ対応の集合住宅等で地上波及びJ-COMチャンネルのみをケーブルテレビ網を通して視聴している世帯数」を加えたケーブル接続世帯数は、平成14年12月31日現在、当社運営局(連結子会社)で推定3,846,600世帯となっております。

<系統図>　（平成14年12月31日現在）


加入者
ケーブルテレビ
電話
高速インターネット接続
利用料収入
「パッケージ販売」
傘下局23局
非運営局４局
（持分法適用関連会社）
㈱ケーブルテレビ神戸
グリーンシティケーブルテレビ㈱
（その他）
関西ケーブルネット㈱
阪神シティケーブル㈱
運営局19局
（連結子会社）
㈱ジェイコム東京
㈱木更津ケーブルテレビ
㈱ジェイコム群馬
㈱ケーブルビジョン二十一
㈱ジェイコム北九州
北摂ケーブルネット㈱
土浦ケーブルテレビ㈱
㈱ジェイコム関西
福岡ケーブルネットワーク㈱
浦和ケーブル・テレビ・ネットワーク㈱
㈱ケーブルネット下関
㈱ジェイコム湘南
㈱ケーブルネット神戸芦屋
㈱メディアさいたま
㈱ケーブルネットワークやちよ
㈱スーパーネットワークユー
㈱ジェイコム関東
㈱ジェイコム札幌
（その他）
調布ケーブルテレビジョン㈱
相互接続協定
接続料
市内電話・長距離電話、国際電話、携帯電話、PHSの各事業者
相互接続協定
接続料
インターネット接続事業者
（連結子会社）
アットネットホーム㈱
（持分法適用関連会社）
関西マルチメディアサービス㈱
（対運営局のみ）
番組等
番組料金
MSO契約に基づく運営サービス
経営指導料
（対象局）
資金援助
資金援助
資金援助
金融子会社
（連結子会社）
㈲ジェイコムファイナンス
㈱ジュピターテレコム
（当社）
住友商事㈱
（その他の関係会社）
Liberty Japan Inc.
（その他の関係会社）
Microsoft Holdings V,Inc.
（その他の関係会社）
番組等
番組料金
番組供給会社

（注）　矢印（白抜き矢印）は、サービス等の提供の流れを示しております。
　　　　矢印（黒矢印・左向き）は、サービス等の提供の対価の流れを示しております。
　　　　矢印（黒矢印・右向き）は、資金援助の流れを示しております。

4 【関係会社の状況】

(平成14年12月31日現在)

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合又は被所有割合(注)1(%)	関係内容 役員の兼任等(人) 当社役員	当社職員	資金援助(注)2	MSO契約(注)3	摘要
(連結子会社)									
㈱ジェイコム東京	東京都練馬区	10,075	ケーブルテレビ事業	80.03	2	5	有	有	特定子会社(注)6
㈱木更津ケーブルテレビ	千葉県木更津市	1,800	ケーブルテレビ事業	81.69	1	5	有	有	
㈱ジェイコム群馬	群馬県高崎市	1,100	ケーブルテレビ事業	100.00	1	5	有	有	
㈱ケーブルビジョン二十一	福岡市中央区	3,165	ケーブルテレビ事業	69.47	3	7	有	有	
福岡ケーブルネットワーク㈱	福岡市中央区	2,000	ケーブルテレビ事業	45.00	2	2	無	有	
㈱ジェイコム北九州	北九州市八幡東区	1,801	ケーブルテレビ事業	81.65	3	6	有	有	
北摂ケーブルネット㈱	大阪府箕面市	2,000	ケーブルテレビ事業	55.00	1	3	有	有	
土浦ケーブルテレビ㈱	茨城県土浦市	1,500	ケーブルテレビ事業	70.00	2	4	有	有	
浦和ケーブル・テレビ・ネットワーク㈱	埼玉県さいたま市	1,600	ケーブルテレビ事業	50.10	3	3	有	有	
㈱ケーブルネット下関	山口県下関市	1,000	ケーブルテレビ事業	50.00	2	5	有	有	
㈱ジェイコム関西	大阪市天王寺区	15,500	ケーブルテレビ事業	84.14	2	12	有	有	特定子会社(注)6
㈱ジェイコム湘南	神奈川県横須賀市	5,771	ケーブルテレビ事業	79.48	2	9	有	有	特定子会社
㈱ケーブルネット神戸芦屋	神戸市中央区	2,900	ケーブルテレビ事業	52.62	3	6	有	有	
㈱メディアさいたま	埼玉県さいたま市	2,993	ケーブルテレビ事業	50.39	2	4	有	有	
㈱ケーブルネットワークやちよ	千葉県八千代市	1,600	ケーブルテレビ事業	58.65	1	6	有	有	
㈱スーパーネットワークユー	千葉県浦安市	3,395	ケーブルテレビ事業	59.09	1	6	無	有	
㈱ジェイコム関東	東京都豊島区	30,004	ケーブルテレビ事業	100.00	2	4	有	有	特定子会社(注)6
㈱ジェイコム札幌	札幌市豊平区	8,800	ケーブルテレビ事業	81.94 (81.94)	2	6	無	有	特定子会社
アットネットホーム㈱	東京都目黒区	7,800	インターネット事業	87.43	3	1	無	無	特定子会社(注)5
㈲ジェイコムファイナンス	東京都豊島区	3	金融業務	100.00	1		有	無	
(持分法適用関連会社)									
㈱ケーブルテレビ神戸	神戸市長田区	2,000	ケーブルテレビ事業	20.44	2	3	無	無	
関西マルチメディアサービス㈱	大阪市西区	2,000	インターネット事業	25.75	1	1	無	無	
グリーンシティケーブルテレビ㈱	名古屋市守山区	1,000	ケーブルテレビ事業	20.00	1	1	無	無	
(その他の関係会社)									
住友商事㈱	東京都中央区	169,431	総合商社	36.28	2	—	無	—	(注)5
Liberty Japan, Inc.	米国コロラド州	US$ 1,000	当社への投資持株会社	28.00	—	—	無	—	
Microsoft Holdings V, Inc.	米国ワシントン州	US$ 1,000	当社への投資持株会社	15.39	—	—	無	—	(注)4

(注) 1　「議決権の所有割合又は被所有割合」欄の( )は内書で間接所有割合であります。

2　「資金援助」の「有」は、㈲ジェイコムファイナンス経由及び当社の直接貸付による資金援助を示しております。

3　MSO契約に関しては、「第2　事業の状況　4　経営上の重要な契約等」を参照願います。

4 Microsoft Holdings V, Inc. の議決権の所有割合には日興シティ信託銀行㈱に議決権信託をした303,500株を含めておりません。

5 上記関係会社の内、住友商事㈱、アットネットホーム㈱は、有価証券報告書を提出しております。

6 ㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム関西については、売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えております。

主な損益情報等

㈱ジェイコム東京	①	売上高	20,334,626千円
	②	経常損失	1,757,300
	③	当期純損失	1,767,563
	④	純資産額	△7,467,527
	⑤	総資産額	37,691,833
㈱ジェイコム関東	①	売上高	22,819,657千円
	②	経常損失	2,540,243
	③	当期純損失	2,124,714
	④	純資産額	△7,376,160
	⑤	総資産額	54,349,929
㈱ジェイコム関西	①	売上高	24,622,134千円
	②	経常損失	2,080,796
	③	当期純損失	2,154,527
	④	純資産額	8,082,964
	⑤	総資産額	46,531,518

7 連結財務諸表に重要な影響を与えている債務超過の関係会社は以下の通りであります。

関係会社名	債務超過の額
㈱ジェイコム東京	7,467,527千円
㈱ジェイコム関東	7,376,160
㈱ケーブルビジョン二十一	5,604,135
㈱ジェイコム北九州	2,737,075
㈱ジェイコム群馬	1,350,807

5 【従業員の状況】

(1) 連結会社の状況

(平成14年12月31日現在)

従業員数(名)	2,360

(注) 1 従業員数は就業人員であります。主な連結子会社の従業員数は「第3 設備の状況」に記載しております。

2 上記の他、臨時従業員数は平均2,973名であります。

(2) 提出会社の状況

(平成14年12月31日現在)

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(千円)
363	34.0	4.4	6,526

(注) 1 従業員数は就業人員であります。従業員数には関係会社へ出向中の従業員1,459名、臨時従業員平均387名を含めず、社外からの出向者49名を含めております。

2 平均年齢、平均勤続年数、平均年間給与は、関係会社へ出向中の従業員を含め、社外からの出向者を除き、平成14年12月末の数値を算出しております。

3 平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社内に労働組合は結成されておりませんが、労使関係は円満に推移しております。

なお、子会社で唯一労働組合が結成されていた㈱ケーブルビジョン二十一の労働組合は平成14年4月12日付にて自主的に解散致しました。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当連結会計年度のわが国経済は、内閣府による５月の月例経済報告で景気底入れ宣言が出されたものの、デフレ色、金融機関への不信は払拭されず、株式市場が一段と調整色を強めたこともあり、銀行の経営健全化問題が緊急の課題視されることとなりました。１２月には完全失業率が、再び5.5%の過去最悪水準となり、同月の月例経済報告でも景気の低迷色を認める内容となりました。海外においても、米国で企業の不正会計問題が、金融市場への不信を拡大するなど、景気回復を遅らせる要因ともなりました。また、世界各地でテロ事件が多発、中東情勢の緊迫化もあり、全般的に厳しい経済環境のもとに推移しました。

多チャンネル放送事業では、ワールドカップ・サッカー効果を期待した大規模な投資・販促キャンペーンも行われましたが、総じて一年を通じた新規加入獲得は期待に反したと言えましょう。放送のデジタル化移行問題が、いわゆるアナアナ変換も含め大きな関心を集めたものの、デジタル放送普及の時期については、当初の見込みから大幅に後退したものになりました。

通信領域では、高速インターネットサービスにおいて、ブロードバンド化が、さらに鮮明となりました。とりわけDSLサービスは低価格化・高速化に加え、激しい競合、販促キャンペーンによって普及が進み、年末には565万世帯にまで加入者を増やしました。一方、ケーブルモデムを使ったインターネットも対前年比５０％以上増加し、年末には200万世帯に迫りました。高速インターネットにおける競合はIP電話へとその範囲を広げております。

このような、一般的な経済の低迷状況及び業界環境の中、当社は引き続き着実に実績を伸ばしてまいりました。

4月には、アットネットホーム㈱を子会社化し、また、初めて名古屋地区においてグリーンシティケーブルテレビ㈱の株式２０％を取得しました。傘下の組織面では、オペレーションの合理化の一環として、２月に㈱ジェイコム関東の１００％子会社であった㈱ジェイコム大和を㈱ジェイコム関東に吸収合併し、８月には㈱ジェイコム関東の前橋局を㈱ジェイコム群馬と営業譲渡により統合、また、大阪ケーブルテレビ㈱を１月に㈱ジェイコム関西に吸収合併し、更に１１月、和泉シーエーティヴィ㈱をジェイコム関西に吸収合併しました。この結果、平成14年12月31日現在、運営局会社数は前年末比３社減少し１９社となっています。

加入者の獲得については、戸別訪問を営業活動の中心とするものの、コールセンター機能をさらに拡充・強化するとともに、ケーブルテレビ、高速インターネットサービス、電話の３サービスのバンドル化を進め、積極的な営業展開を行いました。

こうした日々の営業活動に加え、J-COM Broadbandブランドの更なる浸透を図り、より効果的な販売を実現するため、4月及び9月にテレビの全国放送網において、人気タレントを使ったコマーシャル・フィルムを放映いたしました。

以上の活動の結果、当連結会計年度の連結売上高は、対前期比33,295百万円、36.1％増加の125,502百万円となりました。これは、ケーブルテレビ高速インターネット接続、電話の各サービスの加入者増加によるものであります。

売上原価は、番組購入費、高速インターネット接続料、電話の接続料等、変動費の伸びが、ケーブルテレビサービス、高速インターネット接続サービス及び電話サービスの各売上高の伸び率を下回り、また、電柱使用料の引き下げもあり、対前期比19.6％増の80,329百万円となりました。販売費及び一般管理費は、前期に引き続き営業派遣社員による戸別訪問を中心とした積極的な営業政策を実施、コールセンターの拡大等により、給料・諸手当は対前期比18.5％の増加があったものの全体として対前期比17％の増加に留まりました。この結果、営業損失は対前期比12,400百万円(61.4％)減少し、7,793百万円となりました。

営業外損益では、関連会社の業績向上により持分損益がプラスに転じ、また棚卸資産処分損も減少したため、対前期比350百万円の改善となりました。これらの結果、経常損失は対前期比12,750百万円(54.1％)改善した10,839百万円まで減少しました。

特別利益では、補助金収入が734百万円減少したものの、特別損失では幹線のアップグレード工事がほぼ一段落したこともあり、当期の固定資産除却損失は1,157百万円と、対前期比1,268百万円減少しました。

従いまして、税金等調整前当期純損失は、対前期比13,430百万円改善した11,517百万円となり、これに法人税等や少数株主持分を加減した当期純損失は、対前期比52.7％減少の11,089百万円となりました。

当期における重要な設備投資は、集合住宅への各種サービス提供のための引込線工事等、加入者系の設備投資30,812百万円が中心でありますが、それ以外に札幌における幹線のアップグレード工事、新座市への延伸工事等の幹線・分配線設備に9,448百万円、従来からの方針に沿った関西、福岡、湘南等における電話事業拡大に関わる支出7,701百万円、福岡のメディアセンター他へのデジタルヘッドエンド設置等1,674百万円があります。

なお、財務面では、従来より進めて来たプロジェクトファイナンスによるシンジケーション借入交渉が大きく進捗致しました。また、株式上場は市場環境の一層の悪化のため見送らざるを得ませんでした。

当社が提供しております各サービスの概況は以下の通りであります。

○ケーブルテレビサービス

当会計年度において、㈱ジェイコム関東における幹線建設もあり、平成14年12月31日現在のケーブルテレビのホームパス世帯数は5,810千世帯となり、加入世帯数は1,423千世帯(前期末比約19％増)となりました。今後のデジタル化のための投資、コンテンツの充実、顧客サービス体制強化等に備えるべく、11月から一部の地域からベーシック料金の値上げを実施しました。

○電話サービス

九州地区を始め関東及び関西の新たな地域で電話事業を開始し、電話事業のホームパス世帯数は2,883千世帯に拡大、加入世帯数は350千世帯（前期末比約110%増）に増加いたしました。

○高速インターネット接続サービス

高速インターネット接続サービスのホームパス世帯数は、㈱ジェイコム湘南、㈱ジェイコム札幌を中心とした積極的な展開により、ケーブルテレビのホームパスに対して９９％となる5,750千世帯にまで拡大しました。加入世帯数は505千世帯（前期末比約57.3%増）と、５０万件を突破致しました。１１月には、一部の地域から若干の値下げを実施しました。

これらの結果、いずれかのサービスに加入している総加入世帯数は、1,591千世帯（前期末比約23.2%増）となり、また加入世帯当たりのサービス提供数は1.43 に達しました。

なお、事業の種類別セグメントの業績は、当社グループが単一セグメントのケーブルテレビ事業を行っているため、開示しておりません。また、所在地別業績については、本邦以外の国又は地域に所在する連結子会社及び重要な在外支店がないため、記載を省略しております。

(2) キャッシュ・フローの状況

（営業活動によるキャッシュ・フロー）

当期の税金等調整前当期純損失は、加入者数の拡大や接続世帯当りのサービス数の着実な伸びに伴い減価償却費は3,314百万円増加したにも拘らず対前期比53.8%、13,430百万円減少しました。この結果、借入金増加に因る支払利息及び支払保証料の増加(655百万円)はあったものの、棚卸資産の減少等による運転資本の改善(558百万円)、補助金収入の増加(13百万円)も加わり、対前期比14,498百万円改善した15,043百万円となりました。

（投資活動によるキャッシュ・フロー）

加入者設備関係の投資は引き続き活発に行った結果、対前期比5,026百万円増加しましたが、幹線延伸やアップグレード工事が山を越えたこと、新たなケーブルテレビ局の取得も当年度中は活発に行わなかったこと等の理由により、全体としての投資活動によるキャッシュ・フローは前期と比べ10,129百万円少ない56,667百万円となりました。

（財務活動によるキャッシュ・フロー）

営業活動によるキャッシュ・フローの大幅な増加と投資活動の一段落により当期中の短期ならびに長期の借入は大きく減少し、前期と比べ30,768百万円少ない40,560百万円の増加に留まりました。また借入金の圧縮と手元現金残高の縮小に努めた結果、当連結会計年度における連結ベースの現金及び現金同等物残高は、期首残高より1,064百万円少ない7,689百万円となりました。

2 【販売の状況】

当連結会計年度の販売実績は次のとおりであります。

区分	金額(千円)	前年同期比(%)
利用料収入等(注)3	105,117,782	144.8%
その他の収入(注)4	20,383,968	104.1%
合計	125,501,750	136.1%

(注) 1 金額には、消費税等は含まれておりません。

2 主な相手先別の販売実績については総販売実績に対する割合が10%以上の相手先はありませんので記載を省略しております。

3 利用料収入等の主な内訳は、加入者利用料収入103,545,711千円等であります。

4 その他の収入の主な内訳は、設備工事負担金収入2,800,974千円、引込線工事収入3,387,798千円、電波障害維持管理収入2,788,271千円等であります。

3 【対処すべき課題】

引き続き、加入者数の更なる拡大が当社にとって、第一の課題です。このためにも、各サービスの加入率を出来るだけ短期間に高めることが必要だと考えております。営業活動においては、ダイレクトマーケティングを柱としながらも、生産性の一層の向上を図るため、コールセンターによるマーケティング力の強化が急務と考えております。

デジタル化については、平成15年後半には、地上波のデジタル放送が3大都市圏で開始される予定でありますが、衛星デジタル、双方向サービス等の本格的普及・展開は当初の期待からは相当遅延しております。今後、欧米の動向や国内の衛星放送、地上波放送等の動きに十分注意しつつ、慎重に取り進めることとしています。

資金面では、安定資金の確保のために続けてきましたシンジケートローン交渉が大詰めを迎えました。さらに、株式市場が回復次第、懸案の株式上場を実現したいと考えております。

4 【経営上の重要な契約等】

(1) MSO契約

契約の名称	相手先名	契約内容	契約期間
「基本契約書」及び「覚書」	当社運営局(注)	当社による当社運営局に対する経営・業務協力	相手先毎に異なりますが、通常1年であり、契約満了の30日前までに見直しの申し入れがない限り、更に1年延長されます。

(注) ㈱ジェイコム東京、㈱ジェイコム関西、㈱ジェイコム関東、㈱ジェイコム札幌他15局

当社は当社運営局に対しMSO契約に基づき、以下の経営、運営指導サービスを提供しています。

・事業計画と予算作成の支援や指導を含む全ての営業と管理サービス

・番組の選定と調達

・総合研修や支援を含むセールスとマーケティング・プログラム

・一元化した包括的な顧客管理サービス(カスタマーサービス、課金・代金回収システムの構築を含む)

・ネットワークのデザイン・建設・保守の支援などを含む専門技術

・ネットワーク機器や建設資材の仕様や調達に対する支援

・標準化された会計・財務システムの整備及び統合運営

さらに、各運営局の社長を当社から派遣しております(調布ケーブルテレビジョン㈱を除く)。各運営局の取締役及び上級職員は毎月、当社の取締役と定例会議を開き財務、業績、営業、マーケティングに関し打合わせています。

当社運営局はJ-COM Broadbandブランドの下でサービスを提供し、上記経営、運営指導等サービスの対価として、当社に毎月加入者数に応じた手数料並びに機材調達に関する手数料の支払いを行います。当社の上記サービスにより顧客獲得等当社運営局の業績を向上させることができると考えています。

(2) 番組供給契約

契約の名称	相手先名	契約内容	契約期間
「有線テレビジョン放送番組供給契約書」等	番組供給事業者(注)	当社傘下局に対する衛星を経由した番組供給	相手先毎に異なりますが、通常1年であり、契約満了の3ヶ月以上前に他の当事者に対する書面による本契約の変更あるいは解約の通知がない限り、更に1年間延長されます。

(注) ㈱ケーブル・ソフト・ネットワーク、ジュピターゴルフネットワーク㈱他40社

(3) 相互接続協定

契約の名称	相手先名	契約内容	契約期間
「相互接続協定書」等	電気通信事業者(注)	電気通信事業法に基づく、当社傘下局と他の電気通信事業者との相互接続	相手先毎に異なりますが、通常特に定めておらず、解除の場合は一定の期間前までに相手方に書面で通知することとなっています。

(注) 東日本電信電話㈱、西日本電信電話㈱等、合計49社

上表のほか、電話サービスを開始した当社傘下局間でも相互接続協定を締結しています。

5 【研究開発活動】

該当事項はありません。

第３　【設備の状況】

１　【設備投資等の概要】

当連結会計年度の設備投資は、幹線延伸工事、幹線部分の光同軸ハイブリッド方式へのアップグレード工事、デジタルヘッドエンド設備、電話事業にかかる交換機及びホストデジタルターミナル並びに加入者設備工事を中心に実施しました。

幹線延伸工事については、㈱ジェイコム関西の各地域、ジェイコム関東㈱、浦和ケーブル・テレビ・ネットワーク㈱等の各営業地域において、幹線部分を約923km延伸し、平成14年12月末現在の総延長は約32,859kmとなりました。

この結果、当社運営局のケーブルテレビサービスのホームパス世帯数は、平成14年12月末現在で5,810千世帯となり前年度末比204千世帯の増加となりました。

次連結会計年度も引き続き幹線延伸による営業地域の拡大に努め、総額3,385百万円を投入し、幹線を約1,188km延伸する計画であります。

アップグレード工事は、多彩なブロードバンド（広帯域）サービスを提供するインフラとして、幹線を従来の450MHzの同軸方式から750MHzの光同軸ハイブリッド（HFC）方式へ移行させるもので、平成14年12月末現在当社運営局の幹線部分の約98％が完了しております。

工事が完了した地域より、順次高速インターネット接続サービスを開始し、平成14年12月末には高速インターネット接続サービスのホームパス世帯数は5,750千世帯（前年度末比396千世帯増）、同じく電話サービスでは2,883千世帯（同1,095千世帯増）となっております。

次連結会計年度では、総額で4,392百万円を投入し、当連結会計年度から継続工事中の一部地域を含む残る地域のアップグレード工事並びに集合住宅（ＭＤＵ）の双方向化対応工事を推進する計画であります。

デジタルヘッドエンド設備に対する投資は、デジタル化の計画が遅れたため、約1,000百万円の実績となりました。

電話サービスについては、平成13年度では㈱ジェイコム東京、㈱ジェイコム関東、㈱ジェイコム大和、㈱ジェイコム関西並びに㈱ジェイコム湘南の5社がサービス提供をしていましたが、当連結会計年度では、新たに10局でサービス提供を開始しました。これら電話サービスの提供地域拡大のため、交換機、ホストデジタルターミナル及び伝送装置として7,696百万円の設備投資を行いました。

次連結会計年度については、さらにサービス提供地域を拡大すべく約5,514百万円の投資を行う計画であります。

加入者設備工事（集合住宅（ＭＤＵ）への引込線工事を含む）は、当初計画より加入者数が89%増加（グロス）し、当初計画の30,992百万円に対し、約30,812百万円の実績となりました。引き続き加入者の獲得に最大限の努力をし、次連結会計年度の加入者設備工事には28,539百万円程度を投入する計画であります。

2 【主要な設備の状況】

当社グループ(当社及び連結子会社)の当連結会計年度(平成14年12月31日現在)における主要な設備は、次の通りであります。

(1) 提出会社

(平成14年12月31日現在)

事業所名 (所在地)	設備の内容	帳簿価額(千円)					従業員数 (名)
		建物 及び構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計	
本社 (東京都豊島区)	事務所設備・ その他	64,497	—	— (—)	153,329	217,826	208
ジェイコム メディアセンター (東京都練馬区)	その他設備	260,880	—	— (—)	17,263	278,163	29
ジェイコム メディアプラザ (福岡市中央区)	事務所設備	685,913	—	429,042 (2)	5,583	1,120,538	45

(注) 1 主な賃借設備

本社事務所　支払賃料123,150千円(平成14年1月1日から平成14年12月31日までの支払額)

ジェイコムメディアセンター　支払賃料108,000千円(平成14年1月1日から平成14年12月31日までの支払額)

2 ジェイコムメディアプラザは当社九州事務所の他、連結子会社である㈱ケーブルビジョン二十一及び福岡ケーブルネットワーク㈱が入居(賃貸)しております。

3 その他は工具・器具及び備品であります。

(2) 国内子会社

(平成14年12月31日現在)

会社名 (所在地)	設備の内容	帳簿価額(千円)					従業員数 (名)
		建物 及び構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計	
㈱ジェイコム東京 (東京都練馬区)	ケーブルテレビ 放送設備等	12,234,445	3,739,539	— (—)	148,207	16,122,191	269
㈱ジェイコム群馬 (群馬高崎市)	同上	2,938,078	183,678	— (—)	50,990	3,172,746	34
㈱ジェイコム北九州 (北九州市小倉南区)	同上	5,021,203	541,771	320,924 (0)	32,525	5,916,423	87
土浦ケーブルテレビ㈱ (茨城県土浦市)	同上	2,951,531	327,975	— (—)	54,494	3,334,000	56
㈱ジェイコム関西 (大阪市天王寺区)	同上	19,818,798	5,187,192	99,917 (1)	521,557	25,627,464	428
福岡ケーブル ネットワーク㈱ (福岡市中央区)	同上	4,965,474	2,342,880	121,445 (1)	95,977	7,525,776	148
浦和ケーブル・テレビ ・ネットワーク㈱ (埼玉県さいたま市)	同上	3,122,705	537,458	— (—)	120,266	3,780,429	59
㈱ジェイコム湘南 (神奈川県横須賀市)	同上	9,791,013	1,992,388	197,160 (1)	274,303	12,254,864	172
㈱ケーブルネット 神戸芦屋 (神戸市中央区)	同上	3,570,486	268,851	52,300 (0)	195,842	4,087,479	43
㈱メディアさいたま (埼玉県さいたま市)	同上	4,641,491	437,212	— (—)	50,183	5,128,886	57
㈱ジェイコム関東 (東京都豊島区)	同上	19,177,719	2,363,233	193,941 (3)	498,680	22,233,573	318
㈱ジェイコム札幌 (札幌市豊平区)	同上	7,100,827	630,342	372,558 (4)	277,299	8,381,026	93

(注) 1　主な賃借設備

九州電力㈱　福岡市博多区・西区光ファイバー心線（幹線設備）

年間リース料　25,771千円　リース契約残高　457,444千円

2　その他は工具・器具及び備品並びに建設仮勘定であります。

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

会社名	所在地	設備の内容	投資予定額(千円) 総額	投資予定額(千円) 既支払額	資金調達方法	着手年月	完了予定年月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱ジェイコム湘南 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都豊島区 東京都練馬区 神奈川県横須賀市 福岡市中央区	加入者設備工事	20,981,083	—	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関東 土浦ケーブルテレビ㈱ ㈱ジェイコム湘南 ㈱ジェイコム東京 他13社	東京都豊島区 茨城県土浦市 神奈川県横須賀市 東京都練馬区	幹線延伸工事(タップ増設を含む)	3,384,523	—	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム札幌 ㈱ジェイコム関西 ㈱メディアさいたま 他13社	札幌市豊平区 大阪市天王寺区 さいたま市高鼻町	幹線の広帯域化・電話事業対応アップグレード	3,249,035	—	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム札幌 ㈱メディアさいたま ㈱ジェイコム関西 他14社	札幌市豊平区 さいたま市高鼻町 大阪市天王寺区	集合住宅設備のインターネット事業対応アップグレード	1,143,956	—	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム東京 ㈱ジェイコム関西 福岡ケーブルネットワーク㈱ 他15社	東京都練馬区 大阪市天王寺区 福岡市中央区	デジタル化対応設備投資	2,521,976	—	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関西 ㈱ジェイコム関東 ㈱ジェイコム東京 ㈱メディアさいたま 福岡ケーブルネットワーク㈱ 他13社	大阪市天王寺区 東京都豊島区 東京都練馬区 さいたま市高鼻町 福岡市中央区	集合住宅への引込線工事及び電話事業対応	6,414,160	—	自己資金及び借入	平成15年1月	平成15年12月
㈱ジェイコム関西 ㈱ジェイコム東京 ㈱ジェイコム関東 ㈱ジェイコム湘南 他14社	大阪市天王寺区 東京都練馬区 東京都豊島区 神奈川県横須賀市	電話事業に係る交換機及びホストデジタルターミナルおよび伝送装置等	5,513,630	—	自己資金及び借入	平成15年1月	平成15年12月

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の除却等

該当事項はありません。

当社は同軸ケーブルの幹線部分のアップグレードを実施しており、既存の設備の一部は工事の進展に伴い置き換えられる予定です。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
計	15,000,000

② 【発行済株式】

種類	事業年度末現在発行数(株)(平成14年12月31日)	提出日現在発行数(株)(平成15年３月28日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	3,934,285.74	3,934,285.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式(注)
計	3,934,285.74	3,934,285.74	—	—

(2) 【新株予約権等の状況】

① 新株予約権

平成14年７月８日開催の臨時株主総会決議によるもの

	事業年度末現在(平成14年12月31日)	提出日の前月末現在(平成15年２月28日)
新株予約権の数(個)	4,889	4,875
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	29,334 (新株予約権１個当たりの目的となる株式の数 ６株)	29,250 (新株予約権１個当たりの目的となる株式の数 ６株)
新株予約権の行使時の払込金額	新株予約権１個につき 552,000円	同左
新株予約権の行使期間	自 平成14年９月12日 至 平成24年８月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額 92,000円 資本組入額 46,000円	同左
新株予約権の行使の条件	※	同左
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※新株予約権行使の条件

1 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株予約権を行使することができます。

2　新株予約権は、下記6の場合を除き、割当対象者に限り行使することができます。

3　割当対象者（但し、新株予約権の割当に際して取締役会が定める割当対象者名簿（以下、単に「割当対象者名簿」という。）に「非管理職」として記載されている割当対象者を除く。）は、平成15年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とします。

（ア）平成15年9月12日から平成16年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができます。

（イ）平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができます。

（ウ）平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができます。

（エ）平成18年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4　割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記3及び4の定めにかかわらず、下記8記載の「新株予約権割当契約」に定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記8記載の「新株予約権割当契約」に定めるところによるものとします。

7　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8　上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

② 商法等の一部を改正する法律(平成13年法律第128号)による改正前の商法(以下「旧商法」という。)第280条ノ19の規定に基づくストックオプションの内容等は次のとおりであります。

平成12年8月23日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成14年12月31日)	提出日の前月末現在 (平成15年2月28日)
新株引受権の数	—	—
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	2,088	2,088
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成12年9月11日 至　平成22年8月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者(但し、非管理職を除く。)は、平成13年9月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が1株に満たない端数がある場合には、1株に切り上げた数とします。

(ア) 平成13年9月12日から平成14年9月11日までは、付与株式数の4分の1について、行使することができる。

(イ) 平成14年9月12日から平成15年9月11日までは、付与株式数の4分の2について、行使することができる。

(ウ) 平成15年9月12日から平成16年9月11日までは、付与株式数の4分の3について、行使することができる。

(エ) 平成16年9月12日から平成22年8月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年9月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年8月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　新株引受権付与後、被付与者が、当社又は当社グループ事業会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記3及び4の定めに拘らず、下記7記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

6　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記７記載の「新株引受権付与契約」に定めるところによるものとします。

7　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成12年８月23日開催の当社臨時株主総会決議及び同日開催の当社取締役会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

8　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

平成13年５月１日開催の臨時株主総会の特別決議によるもの

	事業年度末現在 (平成14年12月31日)	提出日の前月末現在 (平成15年２月28日)
新株引受権の数	—	—
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	126,706	126,586
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成13年９月12日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合（以下、「新規株式公開」という。）に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者（但し、非管理職を除く。）は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には、１株に切り上げた数とします。

（ア）平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

（イ）平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

（ウ）平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

（エ）平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　上記３及び４の定めにかかわらず、被付与者のうち、新株引受権付与時点において、当社又は当社のグループ事業会社の役員若しくは従業員の地位を退任若しくは退職している認定支援者で当社が特に指定した者については、会社の新規株式公開の日又は平成13年９月12日のいずれか後に到来する日から２年間に限り、付与された新株引受権の全部又は一部を行使することができます。

6　新株引受権付与後、被付与者が、当社又は当社グループ会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には上記３及び４の定めに拘らず、下記８記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

7　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株予約権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記８記載の「新株引受権付与契約」に定めるところによるものとします。

8　上記の他、被付与者が当社又は当社のグループ事業会社の役員又は従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他の新株引受権の行使の条件及び細目については、平成13年４月27日開催の取締役会決議及び平成13年５月１日開催の当社臨時株主総会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

9　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成10年1月21日 (注)1	40,000.00	594,000.00	2,000,000	29,700,000	―	―
平成10年4月10日 (注)2	80,000.00	674,000.00	4,000,000	33,700,000	―	―
平成11年7月28日 (注)3	124,000.00	798,000.00	6,200,000	39,900,000	―	―
平成12年2月26日 (注)4	54,000.00	852,000.00	2,700,000	42,600,000	―	―
平成12年5月10日 (注)5	66,000.00	918,000.00	3,300,000	45,900,000	―	―
平成12年9月1日 (注)6	393,428.58	1,311,428.58	1,100,000	47,000,000	1,637,589	1,637,589
平成12年9月30日 (注)7	2,622,857.16	3,934,285.74	2,622	47,002,622	―	1,637,589

(注) 1 有償株主割当(554:40) 発行価格 50,000円
資本組入額 50,000円
2 有償株主割当(594:80) 発行価格 50,000円
資本組入額 50,000円
3 有償株主割当(674:124) 発行価格 50,000円
資本組入額 50,000円
4 有償株主割当(798:54) 発行価格 50,000円
資本組入額 50,000円
5 有償株主割当(852:66) 発行価格 50,000円
資本組入額 50,000円
6 ㈱タイタス・コミュニケーションズ(現㈱ジェイコム関東)との株式交換(交換比率1:約0.32)
7 有償株主割当(1:2) 発行価格 1円
資本組入額 1円

(4) 【所有者別状況】

(平成14年12月31日現在)

区分	株式の状況								端株の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数(人)	―	1	―	3	5	1	―	9	―
所有株式数(株)	―	303,500	―	1,584,734	2,046,051	13,409	―	3,934,285	0.74
所有株式数の割合(%)	―	7.71	―	40.28	52.01	0.34	―	100.00	―

(注) 自己株式0.34株は「端株の状況」に含めて記載しております。

RECEIVED
2004 JUN -3 A 11: 24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(5) 【大株主の状況】

(平成14年12月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
住友商事㈱	東京都中央区晴海１－８－１１	1,427,346.00	36.28
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	28.00
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052-6399, USA	605,296.06	15.39
シティトラスト信託銀行㈱	東京都品川区２－３－１４ シティコーブセンター	303,500.00	7.71
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	7.00
三井物産㈱	東京都千代田区大手町１－２－１	78,694.00	2.00
松下電器産業㈱	大阪府門真市大字門真１００６	78,694.00	2.00
Liberty Japan Ⅱ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.28
リー ダニエルズ	東京都渋谷区大山町３３－９	13,409.34	0.34
計	―	3,934,285.40	100.00

(注) Liberty Japan Ⅱ, Inc. の所有株式50,346株は、住友商事㈱から平成14年３月28日付で証券取引法に基づく公開買付により取得したものです。

(6) 【議決権の状況】

① 【発行済株式】

(平成14年12月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	—	—	—
完全議決権株式(その他)	普通株式 3,934,285.00	3,934,285	権利内容に何ら限定のない当社における標準的な株式
端株	普通株式 0.74	—	同上 (注)
発行済株式総数	3,934,285.74	—	—
総株主の議決権	—	3,934,285	—

(注) 端株には、当社所有の自己株式0.34株が含まれております。

② 【自己株式等】

(平成14年12月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
—	—	—	—	—	—
計	—	—	—	—	—

(7) 【ストックオプション制度の内容】

① 平成14年7月8日開催の臨時株主総会決議によるもの

平成14年6月18日開催の当社取締役会決議及び平成14年7月8日開催の当社臨時株主総会の特別決議に基づく当社ストックオプション制度に従って、当社が当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てました。

決議年月日	平成14年7月8日臨時株主総会決議
付与対象者の区分及び人数	当社取締役1名、当社監査役1名、当社従業員499名、当社の子会社及び関連会社の取締役、監査役及び従業員246名
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株予約権の行使時の払込金額	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

② 平成12年８月23日開催の臨時株主総会決議によるもの

平成12年８月23日開催の当社臨時株主総会の特別決議及び同日開催の当社取締役会決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与いたしました。

決議年月日	平成12年８月23日臨時株主総会決議
付与対象者の区分及び人数	平成12年８月23日開催の当社臨時株主総会終結時に在任または在籍する当社の取締役７名、従業員378名、平成12年９月１日付けで新たに当社の取締役として就任した者６名及び同日付で新たに当社の従業員として入社した者６名並びに新事業創出促進法第11条の５第２項に定める当社認定支援者1,505名
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

③ 平成13年５月１日開催の臨時株主総会決議によるもの

平成13年４月27日開催の当社取締役会の決議及び平成13年５月１日開催の当社臨時株主総会の特別決議に基づき、当社は旧商法第280条ノ19及び新事業創出促進法の規定により新株引受権を付与致しました。

決議年月日	平成13年５月１日臨時株主総会決議
付与対象者の区分及び人数	平成13年５月１日開催の当社臨時株主総会の特別決議に基づく新株引受権にかかる権利付与日において当社に在任または在職する当社の取締役12名、従業員461名、及び新事業創出促進法第11条ノ５第２項に定める当社認定支援者1,397名。但し、付与対象者のうち、平成12年８月23日開催の当社臨時株主総会の特別決議に基づき商法第280条ノ19及び新事業創出促進法第11条ノ５第２項に定める新株引受権を付与された者については、当社の求めに従って、所定の期間内に当該新株引受権全てにつき放棄を行ったことを条件とします。
新株引受権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数	同上
新株引受権の行使時の払込金額	同上
新株引受権の行使期間	同上
新株引受権の行使の条件	同上
新株引受権の譲渡に関する事項	同上

2 【自己株式の取得等の状況】

(1) 【定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

該当事項はありません。

②【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

②【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3 【配当政策】

当社は株主に対する利益還元を経営の重要な課題の一つとして位置付けています。しかしながら、当社は累積損失を計上し、設立以来配当を実施しておらず、内部留保資金もありません。また当面は当社事業の確立、発展のために多くの資金を必要としておりますので、当社は、配当金による株主への利益還元は当面実施しない予定であります。

4 【株価の推移】

当社株式は、非上場であり、かつ店頭登録もしておりませんので、該当事項はありません。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴	所有株式数(株)
取締役社長 代表取締役		森 泉 知 行	昭和23年1月3日生	昭和45年4月 住友商事㈱入社 平成5年1月 米国住友商事会社 SCOA投資事業部 平成7年1月 米国住友商事会社 Phoenixcor Inc. 会長 平成8年10月 ジュピター・ショップチャンネル㈱代表取締役 平成12年2月 ㈱ジュピター・プログラミング代表取締役 ジュピターサテライト放送㈱代表取締役 平成15年1月 当社社長付 平成15年3月 当社代表取締役社長就任（現在）	—
取締役副社長 代表取締役		グレゴリー アームストロング	昭和21年9月27日生	昭和46年1月 Viacom Cablevision of SF入社 平成6年8月 Tele-Communications International, Inc.入社 Senior Vice President of Cable Operation 平成10年1月 Liberty Media International, Inc. Managing Director, Latin America 平成12年9月 On Command Corporation Executive Vice President and Chief Operating Officer 平成14年1月 当社代表取締役副社長就任(現在)	—
取締役副社長	企画・管理担当	吉 田 幸 弘	昭和20年8月10日生	昭和43年4月 住友商事㈱入社 平成3年6月 同投資事業本部海外事業部長 平成8年2月 米国住友商事会社(同社投資事業部長) 平成10年4月 住友商事㈱理事兼米国住友商事会社(同社副社長) 平成11年4月 同理事 メディア事業本部副本部長 平成13年4月 同理事 情報産業総括部長(現在) 平成14年3月 当社監査役就任 平成15年3月 当社取締役副社長就任（現在）	—
常務取締役	財務・経理担当	庄 子 進	昭和17年2月12日生	昭和40年4月 住友商事㈱入社 平成6年7月 同社機電経理部長 平成8年6月 当社取締役就任 平成9年9月 当社常務取締役就任(現在)	—
常務取締役	対外企画担当	平 山 泰 史	昭和19年1月9日生	昭和42年4月 住友商事㈱入社 昭和63年3月 米国住友商事 平成8年1月 当社社長室長 平成8年6月 当社取締役就任 平成9年9月 当社常務取締役就任(現在)	—

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		中井戸　信英	昭和21年年11月1日生	昭和46年4月 平成4年6月 平成9年4月 平成10年4月 平成10年6月 平成11年4月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 機械システム部長 米国住友商事会社（同社サンフランシスコ支店長兼サンタクララ駐在員事務所長） 住友商事㈱理事 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部副本部長 同社 取締役 エレクトロニクス本部長 同社 取締役 ネットワーク事業本部長 eビジネス事業部担当 同社 代表取締役常務 情報産業事業部門長補佐 ネットワーク事業本部長 eビジネス事業担当（現在） 当社取締役就任（現在）	—
取締役		吉井　伸吾	昭和22年年8月23日生	昭和46年4月 平成7年8月 平成10年4月 平成12年4月 平成13年4月 平成14年4月 平成15年3月	住友商事㈱入社 同社 名古屋支社機電部長 同社 情報通信第一事業部長 兼中部支社機電部長 同社 理事 メディア事業本部副本部長 情報産業業務部長 情報通信第一事業部長 同社 理事 ネットワーク事業本部副本部長 eビジネス事業部副担当 同社 理事 メディア事業本部長（現在） 当社取締役就任（現在）	—
取締役		青木　二仁	昭和22年3月13日生	昭和45年5月 平成10年12月 平成11年3月 平成11年4月 平成13年4月 平成14年4月	住友商事㈱入社 住友商事㈱ケーブルテレビ事業部長 当社取締役就任(現在) 住友商事㈱ケーブルテレビ・衛星事業部長 同社理事　メディア事業本部副本部長　ケーブルテレビ・衛星事業部長(現在) 同社理事　情報産業事業部門長付(現在)	—
取締役		ミランダ カーチス	昭和30年11月26日生	平成4年5月 平成7年1月 平成8年9月 平成11年2月	TCI International, Inc.入社 当社取締役就任(現在) 同社 Executive Vice President Liberty Media International, Inc. President(現在)	—
取締役		グラハム ホリス	昭和27年1月9日生	平成6年7月 平成7年5月 平成10年3月 平成12年9月	TCI International, Inc.入社 同社(現 Liberty Media International, Inc.) Executive Vice President & CFO(現在) 当社監査役就任 当社取締役就任(現在)	—
取締役		西村　泰重	昭和10年10月25日生	昭和34年4月 平成7年1月 平成10年3月 平成10年11月 平成12年9月	住友商事㈱入社 当社代表取締役社長 当社顧問 Liberty Media Corp.在日顧問(現在) 当社取締役就任(現在)	—

役名	職名	氏名	生年月日	略歴		所有株式数(株)
取締役		ヘンリー ヴィジル	昭和33年1月9日生	平成7年9月	Microsoft Corp. General Manager, Internet Commerce Business Unit	—
				平成9年1月	同社 Senior Director, Digital Television Grp.	
				平成11年1月	同社 Vice President, Consumer Strategy & Partnerships(現在)	
				平成12年9月	当社取締役就任(現在)	
取締役		サンジェイ チェッダ	昭和41年11月24日生	昭和63年8月	Salomon Brothers Corporate Financial Analyst	—
				平成4年9月	Microsoft Corp. Product Manager, Consumer Division	
				平成7年8月	同社 Product Planning Manager, MSN	
				平成8年10月	同社 Program Manager, Internet Platforms and Tools Division, Commercial Systems Division	
				平成10年5月	Group Program Manager, Platforms Division	
				平成11年1月	Director, Business Development and Investments	
				平成13年5月	Managing Director, Corporate Development (現在)	
				平成15年3月	当社取締役就任 (現在)	
監査役 常勤		小 林 孔 次	昭和22年4月4日生	昭和45年4月	住友商事㈱入社	—
				昭和61年5月	米国住友商事会社(ニューヨーク駐在)	
				平成4年4月	同社財経本部資金部長付	
				平成7年12月	同社財務グループ財務部参事(シンガポール駐在) SUMICORP CAPITAL ASIA PTE. LTD. 事務従事	
				平成11年6月	同社財務グループ参事(ロンドン駐在) SUMITOMO CORPORATION CAPITAL EUROPE PLC事務従事	
				平成14年1月	同社メディア事業本部参事(現在)	
				平成14年3月	当社監査役就任(現在)	
監査役		林 正 俊	昭和31年1月20日	昭和53年4月	住友商事㈱入社	—
				平成8年7月	同社 メディア事業本部長付	
				平成12年5月	同社 情報産業業務部長付	
				平成13年4月	同社 情報産業総括部長付	
				平成14年4月	同社 メディア事業本部映像メディア事業部長	
				平成15年3月	同社 情報産業総括部長 (現在) 当社監査役就任 (現在)	
監査役		ダリル ドーリントン	昭和19年3月9日生	平成8年1月	㈱ジュピタープログラミングCOO就任	—
				平成10年3月	当社取締役就任	
				平成10年5月	Liberty Media International, Inc. General Manager (Japan) (現在)	
				平成12年9月	当社監査役就任(現在)	
監査役		スー プロヴァン	昭和40年5月28日生	平成7年7月	TCI International, Inc. Controller	—
				平成10年7月	Liberty Media International, Inc. Director of Finance(現在)	
				平成12年9月	当社監査役就任(現在)	
計						—

(注) 監査役小林孔次、林 正俊、スー プロヴァンは「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

第５　【経理の状況】

1　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しております。

なお、前事業年度(平成13年１月１日から平成13年12月31日まで)は、改正前の財務諸表等規則に基づき、当事業年度(平成14年１月１日から平成14年12月31日まで)は、改正後の財務諸表等規則に基づいて作成しております。

2　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度(平成13年１月１日から平成13年12月31日まで)及び前事業年度(平成13年１月１日から平成13年12月31日まで)並びに当連結会計年度(平成14年１月１日から平成14年12月31日まで)及び当事業年度(平成14年１月１日から平成14年12月31日まで)の連結財務諸表及び財務諸表について、朝日監査法人の監査を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

		前連結会計年度 (平成13年12月31日)			当連結会計年度 (平成14年12月31日)		
区分	注記番号	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			8,752,714			4,989,062	
2 受取手形及び売掛金			7,792,846			8,692,023	
3 たな卸資産			5,656,256			4,595,656	
4 その他			4,050,220			5,292,740	
貸倒引当金			△151,840			△243,805	
流動資産合計			26,100,196	11.4		23,325,676	9.1
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物及び構築物	※2,3	136,965,470			144,005,585		
減価償却累計額		△35,451,612	101,513,858		△42,281,142	101,724,443	
(2) 機械装置及び運搬具	※2,3	23,111,329			32,720,710		
減価償却累計額		△9,408,536	13,702,793		△12,843,127	19,877,583	
(3) 工具・器具及び備品	※2	2,692,331			2,561,197		
減価償却累計額		△1,508,627	1,183,704		△1,364,982	1,196,215	
(4) 土地	※2		1,630,886			1,981,230	
(5) 建設仮勘定			2,278,578			1,580,872	
有形固定資産合計			120,309,819	52.3		126,360,343	49.4
2 無形固定資産							
(1) 営業権			386,692			261,517	
(2) 連結調整勘定			9,634,753			6,897,550	
(3) ソフトウェア			894,649			2,160,174	
(4) その他			63,430			68,350	
無形固定資産合計			10,979,524	4.8		9,387,591	3.7
3 投資その他の資産							
(1) 投資有価証券	※1		3,182,051			3,901,406	
(2) 長期貸付金			575,767			546,527	
(3) 長期前払費用			65,373,203			88,039,326	
(4) その他			3,440,288			4,113,475	
貸倒引当金			△59,925			△85,146	
投資その他の資産合計			72,511,384	31.5		96,515,588	37.8
固定資産合計			203,800,727	88.6		232,263,522	90.9
Ⅲ 繰延資産							
1 開業費			11,831			466	
2 新株発行費			81,026			16,020	
繰延資産合計			92,857	0.0		16,486	0.0
資産合計			229,993,780	100.0		255,605,684	100.0

区分	注記番号	前連結会計年度（平成13年12月31日） 金額（千円）		構成比（%）	当連結会計年度（平成14年12月31日） 金額（千円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
1　買掛金			15,256,415			14,535,581	
2　短期借入金	※2		199,199,235			238,925,140	
3　賞与引当金			—			654,948	
4　未払法人税等			88,970			323,917	
5　その他			7,207,710			5,223,432	
流動負債合計			221,751,330	96.4		259,663,018	101.6
Ⅱ　固定負債							
1　長期借入金	※2		27,268,025			28,096,985	
2　退職給付引当金			1,269,767			1,663,892	
3　その他			5,574,250			5,422,908	
固定負債合計			34,112,042	14.8		35,183,785	13.8
負債合計			255,863,372	111.3		294,846,803	115.4
（少数株主持分）							
少数株主持分			6,287,520	2.7		4,004,562	1.6
（資本の部）							
Ⅰ　資本金			47,002,623	20.4		47,002,623	18.4
Ⅱ　資本準備金			1,637,590	0.7		1,637,590	0.6
Ⅲ　欠損金			80,797,325	△35.1		91,885,894	△35.9
資本合計			△32,157,112	△14.0		△43,245,681	△16.9
負債、少数株主持分及び資本合計			229,993,780	100.0		255,605,684	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度（自 平成13年1月1日 至 平成13年12月31日）金額(千円)		百分比(%)	当連結会計年度（自 平成14年1月1日 至 平成14年12月31日）金額(千円)		百分比(%)
Ⅰ 売上高			92,206,714	100.0		125,501,750	100.0
Ⅱ 売上原価			67,144,761	72.8		80,328,706	64.0
売上総利益			25,061,953	27.2		45,173,044	36.0
Ⅲ 販売費及び一般管理費							
1 給料・諸手当		23,951,001			28,382,566		
2 設備賃借料		3,959,784			4,454,761		
3 連結調整勘定償却額		4,315,349			3,284,773		
4 その他		13,028,935	45,255,069	49.1	16,843,606	52,965,706	42.2
営業損失			20,193,116	△21.9		7,792,662	△6.2
Ⅳ 営業外収益							
1 受取利息		16,274			15,503		
2 受取配当金		203			1,214		
3 持分法による投資利益		―			139,498		
4 損害保険受取金		24,986			35,685		
5 その他		504,689	546,152	0.6	681,148	873,048	0.7
Ⅴ 営業外費用							
1 支払利息		2,694,666			2,036,312		
2 支払保証料		―			1,059,799		
3 持分法による投資損失		247,797			―		
4 営業権償却		88,406			124,157		
5 たな卸資産処分損		262,079			80,923		
6 新株発行費償却		92,649			60,056		
7 その他		556,605	3,942,202	4.3	558,144	3,919,391	3.1
経常損失			23,589,166	△25.6		10,839,005	△8.6
Ⅵ 特別利益							
1 補助金収入		1,221,369			487,689		
2 その他		229,395	1,450,764	1.6	37,994	525,683	0.4
Ⅶ 特別損失							
1 固定資産除却損	※1	2,425,428			1,156,979		
2 退職給付会計基準変更時差異償却		309,478			―		
3 その他		73,683	2,808,589	3.0	46,421	1,203,400	1.0
税金等調整前当期純損失			24,946,991	△27.0		11,516,722	△9.2
法人税、住民税及び事業税			89,872	0.1	332,524		
法人税等調整額			―		△32,482	300,042	0.2
少数株主損失			1,591,457	1.7		728,195	0.6
当期純損失			23,445,406	△25.4		11,088,569	△8.8

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日) 金額(千円)		当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)	
Ⅰ 欠損金期首残高			57,351,919		80,797,325
Ⅱ 欠損金増加高			—		—
Ⅲ 当期純損失			23,445,406		11,088,569
Ⅳ 欠損金期末残高			80,797,325		91,885,894

④ 【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日） 金額(千円)	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日） 金額(千円)
Ⅰ　営業活動によるキャッシュ・フロー			
1　税金等調整前当期純損失		△24,946,991	△11,516,722
2　減価償却費		18,437,704	21,751,559
3　連結調整勘定償却額		4,315,349	3,284,773
4　新株発行費償却		92,649	60,056
5　貸倒引当金の増加額(又は減少額(△))		△127,327	117,186
6　受取利息及び受取配当金		△16,477	△16,717
7　支払利息		2,694,666	2,036,312
8　支払保証料		—	1,059,799
9　持分法による投資利益(△)(又は投資損失)		247,797	△139,498
10　固定資産除却損		2,425,428	1,156,979
11　売上債権の増加額		△562,600	△900,092
12　たな卸資産の減少額		75,486	1,060,600
13　仕入債務の減少額(△)		△699,841	△64,886
14　その他の流動資産の減少額(又は増加額(△))		376,502	△107,167
15　補助金収入		△1,221,369	△487,689
16　営業権償却		88,406	124,157
17　その他		1,438,236	349,767
小計		2,617,618	17,768,417
18　利息及び配当金の受取額		16,477	16,717
19　利息の支払額		△2,863,525	△2,024,939
20　保証料の支払額		—	△1,493,324
21　補助金の受取額		828,673	841,695
22　法人税等の支払額		△53,822	△65,095
営業活動によるキャッシュ・フロー		545,421	15,043,471
Ⅱ　投資活動によるキャッシュ・フロー			
1　有形固定資産の取得による支出		△31,062,567	△21,715,928
2　長期前払費用の支払額		△27,015,700	△32,042,019
3　投資有価証券の取得による支出		△5,076,853	△2,684,033
4　連結の範囲の変更を伴う子会社株式の取得による支出		△2,721,114	—
5　その他		△919,856	△224,958
投資活動によるキャッシュ・フロー		△66,796,090	△56,666,938
Ⅲ　財務活動によるキャッシュ・フロー			
1　短期借入金の純増加額		73,439,980	39,899,320
2　長期借入れによる収入		5,541,620	3,330,000
3　長期借入金の返済による支出		△7,593,526	△2,674,455
4　その他		△59,933	4,950
財務活動によるキャッシュ・フロー		71,328,141	40,559,815
Ⅳ　現金及び現金同等物に係る換算差額		—	
Ⅴ　現金及び現金同等物の増加額		5,077,472	△1,063,652
Ⅵ　現金及び現金同等物の期首残高		3,675,242	8,752,714
Ⅶ　現金及び現金同等物の期末残高		8,752,714	7,689,062

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　連結の範囲に関する事項 連結子会社　22社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1　企業の概況　4　関係会社の状況」に記載しております。 前連結会計年度において持分法適用会社であったアットホームジャパン㈱は、当連結会計年度中の株式の追加取得により、連結子会社となっております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった堺ケーブルテレビ㈱を吸収合併しております。 前連結会計年度において持分法適用会社であった㈱藤沢ケーブルテレビは、当連結会計年度における株式の追加取得により連結子会社となり、同じく連結子会社であった㈱ジェイコム湘南及び㈱シーエーティーヴィ横須賀を吸収合併し、㈱ジェイコム湘南と商号を変更しております。 当連結会計年度における株式の新規取得により、㈱和泉シーエーティヴィ、㈱ケーブルネットワークやちよ、㈱スーパーネットワークユーの3社を新たに連結子会社としております。 前連結会計年度において連結子会社であった㈱ジュピター群馬は㈱ジェイコム群馬に、同じく連結子会社であった㈱タイタス・コミュニケーションズは㈱ジェイコム関東に、同じく連結子会社であった㈱タイタス相鉄は㈱ジェイコム大和に商号を変更しております。	1　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1　企業の概況　4　関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱及び和泉シーエーティヴィ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当連結会計年度における新規設立により、㈲ジェイコムファイナンスを新たに連結子会社としております。 前連結会計年度において連結子会社であったアットホームジャパン㈱は、当連結会計年度に、アットネットホーム㈱と商号を変更しております。
2　持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、ケーブルスカイネット企画㈱	2　持分法の適用に関する事項 すべての関連会社(3社)に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸、関西マルチメディアサービス㈱、グリーンシティケーブルテレビ㈱ 当連結会計年度における株式の新規取得により、グリーンシティケーブルテレビ㈱を新たに持分法適用会社としております。 前連結会計年度において持分法適用会社であったケーブルスカイネット企画㈱は当連結会計年度において清算しております。
3　連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。	3　連結子会社の事業年度等に関する事項 すべての連結子会社の事業年度の末日は、連結決算日と一致しております。

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 移動平均法に基づく原価法によっております。	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法(評価差額は全部資本注入法により処理し、売却原価は主として移動平均法により算定)によっております。 時価のないもの 移動平均法に基づく原価法によっております。
ロ　たな卸資産 主として移動平均法に基づく低価法によっております。	ロ　たな卸資産 同左
(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 定額法によっております。なお、耐用年数及び残存価額については法人税法に規定する方法と同一の基準によっておりますが、「建物及び構築物」に含めております幹線・分配線については、見積耐用年数(15年)に基づいております。	(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 同左
ロ　無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間に基づく定額法によっております。 営業権 商法に基づく期間均等償却を行っております。	ロ　無形固定資産 ソフトウェア 同左 営業権 同左
ハ　長期前払費用 定額法によっております。(償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)	ハ　長期前払費用 同左
(3) 繰延資産の処理方法 イ　開業費 商法に基づく期間均等償却を行っております。 ロ　新株発行費 商法に基づく期間均等償却を行っております。	(3) 繰延資産の処理方法 イ　開業費 同左 ロ　新株発行費 同左
(4) 重要な引当金の計上基準 イ　貸倒引当金 債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。	(4) 重要な引当金の計上基準 イ　貸倒引当金 同左 ロ　賞与引当金：従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。
ロ　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上しております。	ハ　退職給付引当金 同左

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左
(6) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められる以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(6) 重要なリース取引の処理方法 同左
(7) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	(7) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左 ロ　ヘッジ手段とヘッジ対象 同左 ハ　ヘッジ方針 同左 ニ　ヘッジ有効性評価の方法 同左
(8) 消費税等の会計処理 税抜方式によっております。	(8) 消費税等の会計処理 同左
5　連結子会社の資産及び負債の評価に関する事項 連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	5　連結子会社の資産及び負債の評価に関する事項 同左
6　連結調整勘定の償却に関する事項 連結調整勘定の償却については、原則として５年間の均等償却としております。	6　連結調整勘定の償却に関する事項 同左
7　利益処分項目等の取扱いに関する事項 連結剰余金計算書は、連結会計年度中に確定した連結会社の損失処理に基づいて作成しております。	7　利益処分項目等の取扱いに関する事項 同左
8　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。	8　連結キャッシュ・フロー計算書における資金の範囲 同左

（表示方法の変更）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
――――――	（連結損益計算書） 前連結会計年度において営業外費用の「支払利息」に含めておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため、「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。 （連結キャッシュフロー計算書） 前連結会計年度において、営業活動によるキャッシュ・フローの「支払利息」に含めて表示しておりました支払保証料は当連結会計年度より、より明瞭な表示を行うため「支払保証料」として区分掲記しております。 なお、前連結会計年度の支払保証料は、877,740千円であります。

（追加情報）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
（退職給付会計） 当連結会計期間から退職給付に係る会計基準（「退職給付に係る会計基準の設定に関する意見書」（企業会計審議会　平成10年６月16日））を適用しております。会計基準変更時差異につきましては、当連結会計期間に一括して特別損失に計上しております。 この結果、従来の方法によった場合に比べ、当連結会計期間の退職給付費用が426,107千円増加し、経常損失は116,629千円、税金等調整前当期純損失は426,107千円それぞれ増加しております。 また、「退職給与引当金」は「退職給付引当金」に含めて表示しております。	――――――
（金融商品会計） 当連結会計期間から、金融商品に係る会計基準（金融商品に係る会計基準の設定に関する意見書（企業会計審議会　平成11年１月22日））を適用し、有価証券の評価の方法及び貸倒引当金の設定方法等について変更しております。この変更が損益に及ぼす影響は軽微であります。 また、期首時点で保有する有価証券の保有目的を検討し、全ての有価証券は投資有価証券（投資その他の資産の「その他」に含む）として表示しております。これにより流動資産の有価証券から投資有価証券に期首時点で2,505千円振り替えております。 当連結会計期間において、その他有価証券のうち時価のあるものについては、平成12年大蔵省令第９号附則第３項により、時価評価は行っておりません。 なお、当連結会計期間末日におけるその他有価証券に係る貸借対照表計上額は2,505千円、時価は1,591千円、その他有価証券評価差額金相当額は△530千円、及び繰延税金資産相当額は384千円であります。	――――――
（外貨建取引等会計処理基準） 当連結会計期間から改定後外貨建取引会計処理基準（「外貨建取引会計処理基準の改定に関する意見書」（企業会計審議会　平成11年10月22日））を適用しております。この変更による影響はありません。	――――――
――――――	（賞与引当金） 従来、流動負債の「その他」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会平成13年２月14日）が公表されたことにより、当連結会計年度から「賞与引当金」として表示しております。なお、前連結会計年度末の未払従業員賞与は583,587千円であります。

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成13年12月31日）	当連結会計年度 （平成14年12月31日）
※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　928,842千円	※1　関連会社に対するものは、次の通りであります。 投資有価証券(株式)　1,373,784千円
※2　担保資産 このうち設備資金借入金7,915,980千円(長期借入金7,424,815千円、一年内返済予定の長期借入金491,165千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　6,301,015千円 機械装置及び運搬具　317,509 土地　433,990 計　7,052,514	※2　担保資産 このうち設備資金借入金7,424,815千円(長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円)の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　4,125,748千円 機械装置及び運搬具　259,770 土地　433,990 計　4,819,508
※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,432,741千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,181,996千円、機械装置及び運搬具250,745千円であります。	※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なおその内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。
4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　101,818千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　715,960千円 摘要　銀行借入保証	4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証

(連結損益計算書関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
※1　固定資産除却損の内容は、次の通りであります。 建物及び構築物　1,901,126千円 機械装置及び運搬具　59,434 工具・器具及び備品　83,170 建設仮勘定　108,117 ソフトウェア　273,581 計　2,425,428	※1　固定資産除却損の内容は、次の通りであります。 建物及び構築物　975,736千円 機械装置及び運搬具　57,571 工具・器具及び備品　65,214 建設仮勘定　33,875 ソフトウェア　24,583 計　1,156,979 2　当期に実施した補助金及び工事負担金による圧縮記帳額は、39,661千円であります。

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高　8,752,714千円 現金及び現金同等物期末残高　8,752,714 ２　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに㈱藤沢ケーブルテレビ、㈱ケーブルネットワークやちよ、和泉シーエーティヴィ㈱、アットホームジャパン㈱及び㈱スーパーネットワークユーを連結したことに伴う連結開始時の資産及び負債の内訳並びに当該株式の取得価額と取得のための支出(純額)との関係は次の通りであります。 流動資産　5,526,318千円 固定資産　7,151,440 繰延資産　4,576 連結調整勘定　5,231,222 流動負債　△4,947,030 固定負債　△2,053,667 少数株主持分　△2,670,533 株式の取得価額　8,242,326 期首株式取得価額　△1,166,551 当期取得価額　7,075,775 被合併会社の現金及び現金同等物　△4,354,661 差引：取得のための支出　2,721,114	１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金期末残高　4,989,062千円 預け金　2,700,000 現金及び現金同等物期末残高　7,689,062

(リース取引関係)

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前連結会計年度

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
建物及び構築物	2,695,636	110,579	2,585,057
機械装置及び運搬具	979,244	446,135	533,109
工具・器具及び備品	35,939,990	10,912,015	25,027,975
ソフトウェア	465,436	142,652	322,784
合計	40,080,306	11,611,381	28,468,925

当連結会計年度

	取得価額相当額(千円)	減価償却累計額相当額(千円)	期末残高相当額(千円)
建物及び構築物	3,810,526	331,325	3,479,201
機械装置及び運搬具	908,311	469,216	439,095
工具・器具及び備品	44,229,766	16,359,900	27,869,866
ソフトウェア	654,083	259,610	394,473
合計	49,602,686	17,420,051	32,182,635

前連結会計年度		当連結会計年度	
(2) 未経過リース料期末残高相当額		(2) 未経過リース料期末残高相当額	
1年内	6,510,845千円	1年内	7,952,299千円
1年超	23,358,679	1年超	26,091,865
合計	29,869,524	合計	34,044,164
(3) 支払リース料、減価償却費相当額及び支払利息相当額		(3) 支払リース料、減価償却費相当額及び支払利息相当額	
支払リース料	6,519,899千円	支払リース料	8,801,240千円
減価償却費相当額	5,724,653	減価償却費相当額	7,841,109
支払利息相当額	1,074,568	支払利息相当額	1,300,476
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。		(4) 減価償却費相当額の算定方法 同左	
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。		(5) 利息相当額の算定方法 同左	
2　オペレーティングリース取引 未経過リース料		2　オペレーティングリース取引 未経過リース料	
1年内	201,481千円	1年内	604,227千円
1年超	1,350,655	1年超	5,491,674
合計	1,552,136	合計	6,095,901

（有価証券関係）

前連結会計年度(平成13年12月31日現在)

有価証券

時価評価されていない有価証券

内容	連結貸借対照表計上額(千円)
その他有価証券	
非上場株式(店頭売買株式を除く)	3,179,546
合計	3,179,546

当連結会計年度(平成14年12月31日現在)

有価証券

1．時価のある有価証券

区分	取得原価(千円)	連結貸借対照表計上額(千円)	差額(千円)
その他有価証券			
株式	662	662	0
合計	662	662	0

2．時価評価されていない有価証券

内容	連結貸借対照表計上額(千円)
その他有価証券	
非上場株式(店頭売買株式を除く)	3,900,744
合計	3,900,744

(デリバティブ取引関係)

1　取引の状況に関する事項

前連結会計年度 (自　平成13年1月1日 至　平成13年12月31日)	当連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を行なっております。 その他のデリバティブ取引はありません。	(1) 取引の内容及び利用目的等 当社連結グループは外貨建営業債務に係る将来の為替レートの変動リスクを回避する目的で先物為替予約取引(個別予約)を行なっております。 その他のデリバティブ取引はありません。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 (ヘッジ手段とヘッジ対象) ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 (ヘッジ方針) 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 (ヘッジ有効性評価の方法) 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。
(2) 取引に対する取組方針 当社連結グループは、相場変動リスクにさらされている資産・負債に係るリスクを回避する目的にのみ、デリバティブ取引を利用する方針をとっております。	(2) 取引に対する取組方針 同左
(3) 取引に関わるリスクの内容 当社連結グループの先物為替予約取引は、為替相場の変動によるリスクをヘッジする目的で行なっております。為替予約取引は、取引実行後の為替変動による利得の機会を失うことを除き、市場リスクを有しておりません。 なお、当社連結グループは信用度の高い金融機関のみを取引相手として為替予約取引を行なっており、信用リスクはほとんどないと判断しております。	(3) 取引に関わるリスクの内容 同左
(4) 取引に係るリスク管理体制 当社連結グループは、外貨建の営業債務等発生の都度、財務部が為替持高規程に基づき、原則当該営業債務等と見合いの金額に紐付きで為替予約を付しております。	(4) 取引に係るリスク管理体制 同左
(5) 取引の時価等に関する事項についての補足説明 為替予約取引のうち、期末に外貨建金銭債権債務等に振り当てたことにより、当該外貨建金銭債権債務等の換算を通じて連結財務諸表に計上されているものは、時価等の開示の対象に含まれておりません。	(5) 取引の時価等に関する事項についての補足説明 同左

2　取引の時価等に関する事項

前連結会計年度末(平成13年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

当連結会計年度末(平成14年12月31日現在)

当社連結グループのデリバティブ取引は全てヘッジ会計が適用されているため記載を省略しております。

（退職給付関係）

前連結会計年度 （自 平成13年１月１日 至 平成13年12月31日）	当連結会計年度 （自 平成14年１月１日 至 平成14年12月31日）
１ 採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 ２ 退職給付債務に関する事項 ① 退職給付債務 1,269,767千円 ② 退職給付引当金 1,269,767千円 （注１） 連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 （注２） 当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は729,595千円であります。 ３ 退職給付費用に関する事項 ① 勤務費用 135,959千円 ② 利息費用 33,039千円 ③ 会計基準変更時差異の費用処理額 309,478千円 ④ 数理計算上の差異の費用処理額 123,679千円 ⑤ 退職給付費用 602,245千円 ４ 退職給付債務等の計算の基礎に関する事項 ① 退職給付見込額の期間配分方法 期間定額基準 ② 割引率３％ ③ 過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④ 数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。 ⑤ 会計基準変更時差異の処理年数 会計基準変更時差異は発生年度に一括費用処理しております。	１ 採用している退職給付制度の概要 当社連結グループでは退職金制度は退職一時金を採用しております。 なお、当社はこの他に住商連合厚生年金基金に加入しております。 ２ 退職給付債務に関する事項 ① 退職給付債務 1,663,892千円 ② 退職給付引当金 1,663,892千円 （注１） 連結子会社においては退職給付債務の算定にあたり簡便法を採用しております。 （注２） 当社及び連結子会社は連合設立型厚生年金基金に加入していることから、自社の拠出に対応する年金資産の額の合理的な計算が困難であるため、同基金に係る年金資産は算出しておりません。なお、掛金拠出割合に基づき計算した同基金に係る年金資産の額は1,484,390千円であります。 ３ 退職給付費用に関する事項 ① 勤務費用 225,228千円 ② 利息費用 38,093千円 ③ 数理計算上の差異の費用処理額 166,868千円 ④ 退職給付費用 430,249千円 ４ 退職給付債務等の計算の基礎に関する事項 ① 退職給付見込額の期間配分方法 期間定額基準 ② 割引率2.5％ ③ 過去勤務債務の額の処理年数 過去勤務債務は発生年度に一括費用処理しております。 ④ 数理計算上の差異の処理年数 数理計算上の差異は発生年度に一括費用処理しております。

（税効果会計関係）

前連結会計年度 （自 平成13年１月１日 至 平成13年12月31日）		当連結会計年度 （自 平成14年１月１日 至 平成14年12月31日）	
繰延税金資産の発生の主な原因別の内訳		繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	39,948,329千円	税務上の繰越欠損金	39,663,097千円
その他	1,760,862	その他	4,788,944
繰延税金資産小計	41,709,191	繰延税金資産小計	44,452,041
評価性引当額	△41,709,191	評価性引当額	△44,452,041
繰延税金資産合計	―	繰延税金資産合計	―

（セグメント情報）

【事業の種類別セグメント情報】

前連結会計年度（自　平成13年１月１日　至　平成13年12月31日）

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

当連結会計年度（自　平成14年１月１日　至　平成14年12月31日）

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報は該当ありません。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報は該当ありません。

【海外売上高】

前連結会計年度(自　平成13年1月1日　至　平成13年12月31日)

当社連結グループは海外売上高が発生しないため、記載を省略しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループは海外売上高が発生しないため、記載を省略しております。

【関連当事者との取引】

前連結会計年度(自　平成13年１月１日　至　平成13年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接37.56	兼任2	一般の商取引・当社への投資	営業取引以外の取引	支払保証料	450,088	支払保証料	―
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接37.56	兼任2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	59,700,000	―	―
その他の関係会社	Liberty Japan, inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接28.00	―	当社への投資	営業取引以外の取引	被債務保証	75,000,000	―	―
その他の関係会社	Microsoft, Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接15.39	―	当社への投資	営業取引以外の取引	被債務保証	56,300,000	―	―

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント㈱	東京都中央区	800,000	住商グループを中心とした融資等	―	―	短期資金の供給	営業取引以外の取引	資金の借入	17,645,000	短期借入金	27,700,000
									利息の支払	527,873	未払費用	3,167

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

当連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社	住友商事㈱	東京都中央区	169,431,637	総合商社	直接 36.28	兼任2	一般の商取引・当社への投資	営業取引以外の取引	被債務保証	66,722,000	—	—
									保証料の支払	734,116	未払費用	36,452
その他の関係会社	Liberty Japan, Inc.	米国コロラド州	US$1,000	当社への投資持株会社	直接 28.00	—	当社への投資	営業取引以外の取引	資金の借入	39,650,000	短期借入金	39,650,000
									利息の支払	300,698	未払費用	54,624
									被債務保証	97,150,000	—	—
									保証料の支払	407,264	未払費用	108,112
その他の関係会社	Microsoft, Holdings V, Inc	米国ワシントン州	US$1,000	当社への投資持株会社	直接 15.39	—	当社への投資	営業取引以外の取引	資金の借入	6,613,000	短期借入金	6,613,000
									利息の支払	27,515	未払費用	5,729
									被債務保証	64,913,000	—	—
									保証料の支払	351,944	未払費用	98,736

(2) 役員及び個人主要株主等

該当事項はありません。

(3) 子会社等

該当事項はありません。

(4) 兄弟会社等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の被所有割合(%)	関係内容		取引の内容		取引金額(千円)	科目	期末残高(千円)
						役員の兼任等(名)	事業上の関係					
その他の関係会社の子会社	住友商事フィナンシャルマネジメント㈱	東京都中央区	800,000	住商グループを中心とした融資等	—	—	短期資金の供給	営業取引以外の取引	資金の借入	7,022,000	短期借入金	34,722,000
									利息の支払	289,919	未払費用	2,036

取引条件及び取引条件の決定方針等

資金の借入については、他の市中金融機関の条件と比較考慮して、決定しております。

（１株当たり情報）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
１株当たり純資産額　△8,173.56円	１株当たり純資産額　△10,992.00円
１株当たり当期純損失　5,959.25円	１株当たり当期純損失　2,818.45円
なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。	なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。

（重要な後発事象）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28% リバティメディアグループ　36.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	１　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２．株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.35% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.27% 100.00%

⑤ 【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高 (千円)	当期末残高 (千円)	平均利率 (%)	返済期限
短期借入金	197,023,460	236,395,000	1.0162	—
１年以内に返済予定の長期借入金	2,175,775	2,530,140	0.8214	—
長期借入金(１年以内に返済予定のものを除く。)(注)２，３	27,628,025	28,096,985	0.4997	平成29年
その他の有利子負債	—	—	—	—
合計	226,467,260	267,022,125	—	—

(注) 1　「平均利率」については、期末借入金残高に対する加重平均利率を記載しております。

2　日本政策投資銀行からの無利息による長期借入金が22,246,915千円含まれております。

3　長期借入金(１年以内に返済予定のものを除く)に係る返済スケジュールは次の通りであります。

返済スケジュール	金額
平成16年12月期	2,950,430千円
平成17年12月期	3,136,550千円
平成18年12月期	4,991,000千円
平成19年12月期	2,389,000千円

(2) 【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

		前事業年度 (平成13年12月31日)			当事業年度 (平成14年12月31日)		
区分	注記番号	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			270,110			383,603	
2 売掛金	※1		7,801,771			8,549,460	
3 商品			586,017			419,842	
4 前払費用			40,021			44,761	
5 前渡金			140,000			368,434	
6 短期貸付金	※1		163,733,000			194,529,000	
7 その他			117,211			2,901,293	
貸倒引当金			△3,034,316			△3,065,076	
流動資産合計			169,653,816	72.8		204,131,319	75.0
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物		1,079,644			1,178,561		
減価償却累計額		△72,573	1,007,070		122,854	1,055,707	
(2) 構築物		48,077			48,577		
減価償却累計額		△4,001	44,075		6,687	41,890	
(3) 工具・器具及び備品		130,239			297,584		
減価償却累計額		△43,752	86,487		72,632	224,951	
(4) 土地			429,042			429,042	
有形固定資産合計			1,566,675	0.7		1,751,590	0.6
2 無形固定資産							
(1) 商標権			8,463			6,352	
(2) ソフトウェア			314,041			1,069,267	
(3) 電話加入権			8,717			9,178	
無形固定資産合計			331,222	0.2		1,084,798	0.4
3 投資その他の資産							
(1) 投資有価証券			2,224,915			2,504,155	
(2) 関係会社株式			57,845,607			60,730,690	
(3) 関係会社出資金			—			3,000	
(4) 長期貸付金			349,967			290,975	
(5) 関係会社長期貸付金			324,875			334,406	
(6) 長期前払費用			542,361			741,127	
(7) 差入保証金			232,734			389,497	
(8) その他投資			—			354,600	
貸倒引当金			△189,183			△156,623	
投資その他の資産合計			61,331,276	26.3		65,191,828	24.0
固定資産合計			63,229,175	27.2		68,028,218	25.0
Ⅲ 繰延資産							
1 新株発行費			17,086			—	
繰延資産合計			17,086	0.0		—	—
資産合計			232,900,078	100.0		272,159,537	100.0

区分	注記番号	前事業年度（平成13年12月31日）金額（千円）		構成比（%）	当事業年度（平成14年12月31日）金額（千円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
1　買掛金	※1		6,246,714			7,821,833	
2　短期借入金			188,200,000			228,785,000	
3　1年以内返済長期借入金			2,800,000			―	
4　未払金			846,686			181,020	
5　未払費用			1,160,518			712,376	
6　未払法人税等			8,502			8,400	
7　預り金			32,712			38,336	
8　賞与引当金			―			199,402	
9　その他			104,897			63,490	
流動負債合計			199,400,031	85.6		237,809,858	87.4
Ⅱ　固定負債							
1　退職給付引当金			555,311			1,275,794	
固定負債合計			555,311	0.2		1,275,794	0.4
負債合計			199,955,343	85.8		239,085,653	87.8
（資本の部）							
Ⅰ　資本金	※2		47,002,622	20.2		47,002,622	17.3
Ⅱ　資本準備金			1,637,589	0.7		1,637,589	0.6
Ⅲ　欠損金							
1　当期未処理損失			15,695,477			15,566,327	
欠損金合計			15,695,477	△6.7		15,566,327	△5.7
資本合計			32,944,735	14.2		33,073,884	12.2
負債及び資本合計			232,900,078	100.0		272,159,537	100.0

② 【損益計算書】

		前事業年度 （自 平成13年1月1日 至 平成13年12月31日）			当事業年度 （自 平成14年1月1日 至 平成14年12月31日）		
区分	注記番号	金額（千円）		百分比（%）	金額（千円）		百分比（%）
Ⅰ 売上高	※1		50,294,647	100.0		57,058,603	100.0
Ⅱ 売上原価							
1 商品期首たな卸高		216,860			586,017		
2 当期商品仕入高		41,009,925			44,983,473		
合計		41,226,785			45,569,490		
3 商品期末たな卸高		586,017	40,640,768	80.8	419,842	45,149,648	79.1
売上総利益			9,653,879	19.2		11,908,955	20.9
Ⅲ 販売費及び一般管理費							
1 俸給諸給与		2,943,966			2,946,970		
2 賞与引当金繰入額		—			199,402		
3 退職給付費用		97,770			428,385		
4 福利厚生費		864,095			1,467,910		
5 地代家賃		426,264			515,129		
6 業務委託費		3,390,186			4,257,541		
7 減価償却費		125,862			203,483		
8 雑費		1,120,207	8,968,353	17.8	1,299,449	11,318,271	19.8
営業利益			685,525	1.4		590,683	1.1
Ⅳ 営業外収益							
1 受取利息	※1	1,204,582			2,372,730		
2 受取保証料	※1	326,293			117,409		
3 為替差益		—			13,131		
4 その他		32,034	1,562,911	3.1	29,457	2,532,727	4.4
Ⅴ 営業外費用							
1 支払利息	※1	1,029,374			1,783,030		
2 支払保証料	※1	877,740			1,059,799		
3 新株発行費償却		32,064			17,086		
4 為替差損		120,601			—		
5 その他		26,150	2,085,930	4.2	9,554	2,869,471	5.0
経常利益			162,505	0.3		253,940	0.5
Ⅵ 特別利益							
1 商品不具合に係る補償収入		—			25,209		
2 貸倒引当金戻入益		27,800			1,800		
3 その他		—	27,800	0.1	241	27,251	0.0
Ⅶ 特別損失							
1 貸倒引当金繰入額		3,220,000			—		
2 関係会社株式評価損		1,780,000			—		
3 投資有価証券処分損		—			21,592		
4 退職給付会計基準変更時差異償却		177,464			—		
5 転籍者に係る退職給付引当金積立不足額繰入		—			92,146		
6 固定資産除却損	※3	3,569			5,266		
7 商品廃棄損		—	5,181,034	10.3	24,636	143,642	0.3
税引前当期純利益（損失（△））			△4,990,728	△9.9		137,549	0.2
法人税、住民税及び事業税	※2		8,502	0.0		8,400	0.0
当期純利益（損失（△））			△4,999,230	△9.9		129,149	0.2
前期繰越損失			10,696,246			15,695,477	
当期未処理損失			15,695,477			15,566,327	

③ 【損失処理計算書】

区分	注記番号	前事業年度 (平成14年３月26日) 金額(千円)		当事業年度 (平成15年３月27日) 金額(千円)	
Ⅰ 当期未処理損失			15,695,477		15,566,327
Ⅱ 損失処理額			—		—
Ⅲ 次期繰越損失			15,695,477		15,566,327

(注) 日付は株主総会承認年月日であります。

重要な会計方針

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)	当事業年度 (自　平成14年1月1日 至　平成14年12月31日)
1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 移動平均法に基づく原価法 その他有価証券 時価のないもの…移動平均法に基づく原価法	1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 同左 その他有価証券 同左
2　たな卸資産の評価基準及び評価方法 移動平均法に基づく低価法によっております。	2　たな卸資産の評価基準及び評価方法 同左
3　固定資産の減価償却の方法 イ　有形固定資産：定額法によっております。 耐用年数と残存価額は法人税法の規定によっております。 ロ　無形固定資産： ソフトウェア 自社利用分については、社内における利用可能期間に基づく定額法によっております。 ハ　長期前払費用：定額法によっております。	3　固定資産の減価償却の方法 イ　有形固定資産：同左 ロ　無形固定資産： ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 ハ　長期前払費用：同左
4　繰延資産の処理方法 新株発行費：商法に基づく期間均等償却を行なっております。	4　繰延資産の処理方法 新株発行費：同左
5　引当金の計上基準 イ　貸倒引当金：債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。 ロ　退職給付引当金：従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。	5　引当金の計上基準 イ　貸倒引当金：同左 ロ　賞与引当金：従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。 ハ　退職給付引当金：同左
6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。	6　重要なヘッジ会計の方法 イ　ヘッジ会計の方法：同左 ロ　ヘッジ手段とヘッジ対象：同左 ハ　ヘッジ方針：同左 ニ　ヘッジ有効性評価の方法：同左
7　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	7　リース取引の処理方法 同左
8　消費税等の処理方法 税抜方式によっております。	8　消費税等の処理方法 同左

（追加情報）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）	当事業年度 （自　平成14年１月１日 至　平成14年12月31日）
（退職給付会計） 当会計期間から退職給付に係る会計基準（「退職給付に係る会計基準の設定に関する意見書」（企業会計審議会平成10年６月16日））を適用しております。 会計基準変更時差異につきましては、当会計期間に一括して特別損失に計上しております。 この結果、従来の方法によった場合に比べ、退職給付費用が212,810千円増加し、経常損失は35,346千円、税引前当期純損失は212,810千円それぞれ増加しております。	（賞与引当金） 従来、流動負債の「未払費用」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会平成13年２月14日）が公表されたことにより、当事業年度末から「賞与引当金」として表示しております。なお、前事業年度末の未払従業員賞与は126,782千円であります。 また、この変更に伴い、販売費及び一般管理費の「賞与引当金繰入額」を当事業年度より区分掲記しております。なお、前事業年度は「俸給諸給与」に126,782千円含まれております。
（金融商品関係） 当会計期間から、金融商品に係る会計基準（金融商品に係る会計基準の設定に関する意見書（企業会計審議会平成11年１月22日））を適用し、貸倒引当金の設定方法等について変更しております。 この変更が損益に及ぼす影響は軽微であります。	――――――
（外貨建取引等会計処理基準） 当会計期間から改定後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改定に関する意見書」（企業会計審議会　平成11年10月22日））を適用しております。この変更による影響はありません。	――――――

注記事項

（貸借対照表関係）

前事業年度 （平成13年12月31日）	当事業年度 （平成14年12月31日）
※1　関係会社に対する資産・負債 売掛金　7,053,967千円 短期貸付金　163,733,000千円 買掛金　231,368千円 ※2　会社が発行する株式の総数　15,000,000株 発行済株式総数　3,934,285.74株 3　保証債務 被保証先　関西ケーブルネット㈱ 金額　715,960千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　101,818千円 摘要　銀行借入保証	※1　関係会社に対する資産・負債 売掛金　8,202,494千円 短期貸付金　194,529,000千円 短期借入金　46,263,000千円 ※2　会社が発行する株式の総数　15,000,000株 発行済株式総数　3,934,285.74株 3　保証債務 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証 被保証先　㈱ケーブルテレビ神戸 金額　145,454千円 摘要　銀行借入保証

（損益計算書関係）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）	当事業年度 （自　平成14年１月１日 至　平成14年12月31日）
※１　関係会社に対する売上高　43,213,283千円	※１　関係会社との取引に係るものが次のとおり含まれております。 関係会社への売上高　52,116,334千円 関係会社よりの受取利息　2,363,833千円 関係会社よりの受取保証料　117,409千円 関係会社への支払利息　328,212千円 関係会社への支払保証料　1,059,799千円
※２　住民税の均等割額であります。	※２　同左
※３　固定資産除却損の内容 建物　2,068千円 工具・器具及び備品　1,501千円 計　3,569千円	※３　固定資産除却損の内容 建物　817千円 工具・器具及び備品　4,448千円 計　5,266千円

（リース取引関係）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）	当事業年度 （自　平成14年１月１日 至　平成14年12月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
1. 借主側	1. 借主側
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額（関係会社への転貸分を除く）

前事業年度

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
車輛運搬具	4, 097	2, 267	1, 829
工具・器具及び備品	533, 585	237, 024	296, 561
ソフトウェア	95, 515	22, 162	73, 352
合計	633, 198	261, 454	371, 743

当事業年度

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
車輛運搬具	1, 845	569	1, 275
工具・器具及び備品	669, 402	274, 213	395, 189
ソフトウェア	98, 515	42, 135	56, 379
合計	769, 763	316, 918	452, 844

前事業年度	当事業年度
(2) 未経過リース料期末残高相当額 一年以内　127, 855千円 一年超　253, 408 合計　381, 263	(2) 未経過リース料期末残高相当額（関係会社への転貸分を含む） 一年以内　610, 010千円 一年超　1, 714, 972 合計　2, 324, 983
(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　142, 310千円 減価償却費相当額　129, 153 支払利息相当額　14, 786	(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く） 支払リース料　181, 436千円 減価償却費相当額　166, 116 支払利息相当額　17, 329
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	(5) 利息相当額の算定方法 同左
――――――	2. 貸主側（関係会社への転貸） 未経過リース料期末残高相当額 1年以内　440, 680千円 1年超　1, 419, 926 合計　1, 860, 606

（有価証券関係）

前事業年度及び当事業年度における子会社及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）		当事業年度 （自　平成14年１月１日 至　平成14年12月31日）	
繰延税金資産の発生の主な原因別の内訳		繰延税金資産の発生の主な原因別の内訳	
税務上の繰越欠損金	2,960,714千円	税務上の繰越欠損金	1,559,525千円
貸倒引当金繰入限度超過額	1,137,156	貸倒引当金繰入限度超過額	1,182,551
関係会社株式評価損	747,600	関係会社株式評価損	747,600
その他	292,788	その他	659,478
繰延税金資産小計	5,138,258	繰延税金資産小計	4,149,155
評価性引当額	△5,138,258	評価性引当額	△4,149,155
繰延税金資産合計	―	繰延税金資産合計	―

（１株当たり情報）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）		当事業年度 （自　平成14年１月１日 至　平成14年12月31日）	
１株当たり純資産額	8,373.75円	１株当たり純資産額	8,406.57円
１株当たり当期純損失	1,270.68円	１株当たり当期純利益	32.82円
なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。		なお、潜在株式調整後１株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。	

(重要な後発事象)

前事業年度 (自　平成13年1月1日 至　平成13年12月31日)	当事業年度 (自　平成14年1月1日 至　平成14年12月31日)
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年3月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28% リバティメディアグループ　36.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	1　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のＪＣＦへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式(但し対象会社部分)、建物、土地、その他。 2　株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.35% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.27% 100.00%

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(千円)
(投資有価証券)		
その他有価証券		
ケーブルネット埼玉(株)	1,000	50,000
関西ケーブルネット(株)	13,553	1,733,937
阪神シティケーブル(株)	8,280	720,218
計	22,833	2,504,155

【有形固定資産等明細表】

資産の種類	前期末残高(千円)	当期増加額(千円)	当期減少額(千円)	当期末残高(千円)	当期末減価償却累計額又は償却累計額(千円)	当期償却額(千円)	差引当期末残高(千円)
有形固定資産							
建物	1,079,644	100,308	1,391	1,178,561	122,854	50,854	1,055,707
構築物	48,077	500	—	48,577	6,687	2,685	41,890
工具・器具及び備品	130,239	172,208	4,863	297,584	72,632	29,295	224,951
土地	429,042	—	—	429,042	—	—	429,042
建設仮勘定	—	104,809	104,809	—	—	—	—
有形固定資産計	1,687,003	377,826	111,065	1,953,765	202,174	82,835	1,751,590
無形固定資産							
商標権	—	—	—	21,108	14,756	2,110	6,352
ソフトウェア	—	—	—	1,339,370	270,103	108,937	1,069,267
電話加入権	—	—	—	9,178	—	—	9,178
無形固定資産計	—	—	—	1,369,656	284,859	111,048	1,084,798
長期前払費用	576,761	213,225	4,859	785,127	44,000	9,600	741,127
繰延資産							
新株発行費	96,194	—	—	96,194	96,194	17,086	—
繰延資産計	96,194	—	—	96,194	96,194	17,086	—

(注) 無形固定資産については、資産総額の1%以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金(千円)			47,002,622	—	—	47,002,622
資本金のうち既発行株式	普通株式	(株)	(3,934,285.74)	(—)	(—)	(3,934,285.74)
	普通株式	(千円)	47,002,622	—	—	47,002,622
	計	(株)	(3,934,285.74)	(—)	(—)	(3,934,285.74)
	計	(千円)	47,002,622	—	—	47,002,622
資本準備金及びその他の資本剰余金	(資本準備金)株式払込剰余金	(千円)	1,637,589	—	—	1,637,589
	計	(千円)	1,637,589	—	—	1,637,589
利益準備金及び任意積立金		(千円)	—	—	—	—
	計	(千円)	—	—	—	—

(注) 当期末における自己株式は0.34株であります。

【引当金明細表】

区分	前期末残高(千円)	当期増加額(千円)	当期減少額(目的使用)(千円)	当期減少額(その他)(千円)	当期末残高(千円)
貸倒引当金	3,223,500	3,221,700	—	3,223,500	3,221,700
賞与引当金	—	199,402	—	—	199,402

(注) 貸倒引当金の当期減少額の「その他」欄の金額は、法人税法の規定による洗替額であります。

(2) 【主な資産及び負債の内容】

a 資産の部

イ 現金及び預金

区分	金額(千円)
現金	—
普通預金	383,603
合計	383,603

ロ 売掛金

(イ)相手先別内訳

相手先	金額(千円)
㈱ジェイコム関西	1,944,322
㈱ジェイコム関東	1,109,351
㈱ジェイコム東京	757,497
㈱ジェイコム札幌	712,601
㈱ジェイコム湘南	502,785
その他	3,522,904
合計	8,549,460

(ロ)売掛金滞留状況

期首残高(千円) (A)	当期発生高(千円) (B)	当期回収高(千円) (C)	当期末残高(千円) (D)	回収率(%) $\frac{(C)\times 100}{(A)+(B)}$	滞留期間(日) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
7,801,771	59,911,533	59,163,844	8,549,460	87%	49.8日

(注) 当期発生高には、消費税等が含まれております。

ハ 商品

区分	金額(千円)
ケーブルテレビ局向けの資機材	419,842
合計	419,842

ニ　短期貸付金

区分	金額(千円)
(有)ジェイコムファイナンス	188,811,000
㈱ケーブルビジョン二十一	5,718,000
合計	194,529,000

ホ　関係会社株式

区分	金額(千円)
㈱ジェイコム関西	18,498,355
㈱ジェイコム東京	8,419,918
㈱ジェイコム湘南	7,654,247
アットネットホーム㈱	5,348,563
㈱ジェイコム北九州	2,776,420
㈱ジェイコム関東	2,737,589
㈱ケーブルネット神戸芦屋	2,198,259
㈱スーパーネットワークユー	2,006,250
㈱メディアさいたま	1,582,788
㈱木更津ケーブルテレビ	1,149,000
その他	8,359,299
合計	60,730,690

b　負債の部

イ　買掛金

相手先	金額(千円)
アリスインターナショナルジャパン㈱	1,106,365
TELLABS Ltd.	748,625
㈱ブロードネットマックス	727,796
日本電気㈱	630,029
㈱ワウワウ	540,949
その他	4,068,067
合計	7,821,833

ロ　短期借入金

相手先	金額(千円)
住友信託銀行㈱	60,000,000
Liberty Japan, Inc.	39,650,000
住友商事フィナンシャルマネジメント㈱	34,722,000
㈱三井住友銀行	29,100,000
㈱みずほコーポレート銀行	19,700,000
㈱東京三菱銀行	16,500,000
シティバンク銀行東京支店	15,000,000
バンク・オブ・アメリカ・エヌ・エイ東京支店	7,500,000
Microsoft Holdings V. Inc.	6,613,000
合計	228,785,000

(注)　㈱富士銀行、㈱日本興業銀行、㈱第一勧業銀行は平成14年4月1日に統合し、㈱みずほコーポレート銀行となっております。

(3) 【その他】

該当事項はありません。

第６　【提出会社の株式事務の概要】

決算期	12月31日
定時株主総会	毎決算期の翌日から３ヶ月以内
株主名簿閉鎖の期間	――――
基準日	12月31日
株券の種類	１株券、10株券、100株券、1,000株券
中間配当基準日	６月30日
１単元の株式数	――――
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
名義書換手数料	無料
新券交付手数料	一枚当たり　印紙税相当額
端株の買取り	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
代理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
買取手数料	無料
公告掲載新聞名	日本経済新聞
株主に対する特典	該当事項はありません。

（注）　当社は、商法220条ノ２第１項に規定する端株原簿を作成しております。

第７　【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1) 臨時報告書　　平成14年１月４日
関東財務局長に提出。

証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第９号の規定(代表取締役の異動)に基づく臨時報告書であります。

(2) 臨時報告書　　平成14年２月25日
関東財務局長に提出。

証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第３号の規定(特定子会社の異動)に基づく臨時報告書であります。

(3) 有価証券報告書及びその添付書類	事業年度(第８期)	自　平成13年１月１日 至　平成13年12月31日	平成14年３月29日 関東財務局長に提出。
(4) 有価証券届出書及びその添付書類			平成14年７月９日 関東財務局長に提出。
(5) 半期報告書	(第９期中)	自　平成14年１月１日 至　平成14年６月30日	平成14年９月27日 関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

監査報告書

平成14年３月29日

株式会社ジュピターテレコム

代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征 二 郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成13年１月１日から平成13年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成13年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当連結会計年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により連結財務諸表を作成している。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前連結会計年度の監査報告書に記載された事項を電子化したものであります。

監　査　報　告　書

平成15年３月28日

株式会社ジュピターテレコム
　代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征二郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

監査報告書

平成14年３月29日

株式会社ジュピターテレコム

代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征二郎　㊞

関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成13年１月１日から平成13年12月31日までの第８期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成13年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当事業年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

※　上記は、当社（有価証券報告書提出会社）が提出した有価証券報告書に綴り込まれた前事業年度の監査報告書に記載された事項を電子化したものであります。

監 査 報 告 書

平成15年３月28日

株式会社ジュピターテレコム
代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征 二 郎	㊞
関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社ジュピターテレコムの平成14年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成15年４月11日
【事業年度】	第９期(自　平成14年１月１日　至　平成14年12月31日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　　進
【縦覧に供する場所】	該当事項はありません。

1 【有価証券報告書の訂正報告書の提出理由】

平成15年３月28日に提出いたしました第９期(自　平成14年１月１日　至　平成14年12月31日)の有価証券報告書の記載事項の一部に誤りがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第５　経理の状況

１　連結財務諸表等

(1) 連結財務諸表

注記事項

(重要な後発事象)

２　財務諸表

(1) 財務諸表

注記事項

(重要な後発事象)

3 【訂正箇所】

訂正箇所は＿＿＿を付して示しております。

第一部 【企業情報】

第5 【経理の状況】

1 【連結財務諸表等】

(1) 【連結財務諸表】

注記事項

(重要な後発事象)

(訂正前)

前連結会計年度 (自 平成13年1月1日 至 平成13年12月31日)	当連結会計年度 (自 平成14年1月1日 至 平成14年12月31日)
株式の公開買付 当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年3月28日現在の新株主構成は下記の通りです。 住友商事㈱ 36.28% リバティメディアグループ 36.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%	1 プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、JCFが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のJCFへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、JCFからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 2.株式の公開買付 当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年3月28日現在の新株主構成は下記の通りです。 リバティメディアグループ 44.28% 住友商事㈱ 28.28% Microsoft Holdings V, Inc 15.39% 日興シティ信託銀行㈱ 7.71% 三井物産㈱ 2.00% 松下電器産業㈱ 2.00% リー ダニエルズ 0.34% 100.00%

（訂正後）

前連結会計年度 （自　平成13年１月１日 至　平成13年12月31日）	当連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
株式の公開買付 　当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。 　平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28% リバティメディアグループ　36.28% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.34% 100.00%	１　プロジェクトファイナンスによる借入の合意 　平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 　重要な担保提供資産の種類は下記のとおりです。 　幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 ２．株式の公開買付 　当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 　平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.35% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.27% 100.00%

2 【財務諸表等】

(1) 【財務諸表】

注記事項

(重要な後発事象)

(訂正前)

<table>
<tr><th>前事業年度
(自 平成13年1月1日
至 平成13年12月31日)</th><th>当事業年度
(自 平成14年1月1日
至 平成14年12月31日)</th></tr>
<tr><td>株式の公開買付
当社の発行済株式総数の35%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化(各36.28%)することを目的として、証券取引法に基づく公開買付を実施致しました。

平成14年3月28日現在の新株主構成は下記の通りです。
住友商事㈱ 36.28%
リバティメディアグループ 36.28%
Microsoft Holdings V, Inc 15.39%
日興シティ信託銀行㈱ 7.71%
三井物産㈱ 2.00%
松下電器産業㈱ 2.00%
リー ダニエルズ 0.34%
100.00%</td><td>1 プロジェクトファイナンスによる借入の合意
平成15年1月31日、当社は市中シンジケート銀行団(銀行団)と、当社、当社の100%子会社である有限会社ジェイコムファイナンス(JCF)並びに特定のジュピターグループケーブルテレビ会社(対象会社)を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、JCFが実施し、当社の劣後借入金(ただし当社が使途する部分を差引いた金額)のJCFへの貸付部分と合わせ、対象会社の所要資金(日本政策投資銀行融資分は除く)に、JCFからインターカンパニーローンとして貸付けられることになります。
重要な担保提供資産の種類は下記のとおりです。
関係会社株式(但し対象会社部分)、建物、土地、その他。

2 株式の公開買付
当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。

平成15年3月28日現在の新株主構成は下記の通りです。
リバティメディアグループ 44.28%
住友商事㈱ 28.28%
Microsoft Holdings V, Inc 15.39%
日興シティ信託銀行㈱ 7.71%
三井物産㈱ 2.00%
松下電器産業㈱ 2.00%
リー ダニエルズ 0.34%
100.00%</td></tr>
</table>

（訂正後）

前事業年度 （自　平成13年１月１日 至　平成13年12月31日）	当事業年度 （自　平成14年１月１日 至　平成14年12月31日）
株式の公開買付 当社の発行済株式総数の35％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、住友商事㈱との持分比率を均等化（各36.28％）することを目的として、証券取引法に基づく公開買付を実施致しました。 平成14年３月28日現在の新株主構成は下記の通りです。 住友商事㈱　36.28％ リバティメディアグループ　36.28％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.34％ 100.00％	１　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 関係会社株式（但し対象会社部分）、建物、土地、その他。 ２　株式の公開買付 当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱及びリー　ダニエルズから当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28％ 住友商事㈱　28.35％ Microsoft Holdings V, Inc　15.39％ 日興シティ信託銀行㈱　7.71％ 三井物産㈱　2.00％ 松下電器産業㈱　2.00％ リー　ダニエルズ　0.27％ 100.00％

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成15年9月26日
【中間会計期間】	第10期中(自　平成15年1月1日　至　平成15年6月30日)
【会社名】	株式会社ジュピターテレコム
【英訳名】	Jupiter Telecommunications Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　森　泉　知　行
【本店の所在の場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【最寄りの連絡場所】	東京都豊島区東池袋四丁目41番24号
【電話番号】	(03)5953－5110
【事務連絡者氏名】	常務取締役財務・経理担当　　庄　子　　進
【縦覧に供する場所】	該当事項はありません。

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第8期上半期	第9期上半期	第10期上半期	第8期	第9期
会計期間		自 平成13年1月1日 至 平成13年6月30日	自 平成14年1月1日 至 平成14年6月30日	自 平成15年1月1日 至 平成15年6月30日	自 平成13年1月1日 至 平成13年12月31日	自 平成14年1月1日 至 平成14年12月31日
売上高	(千円)	41,318,067	59,235,541	72,159,775	92,206,714	125,501,750
経常利益(又は損失△)	(千円)	△11,115,049	△5,999,878	105,590	△23,589,166	△10,839,005
中間(当期)純損失	(千円)	10,489,273	6,004,815	644,241	23,445,406	11,088,569
純資産額	(千円)	△19,200,979	△38,162,847	△11,629,269	△32,157,112	△43,245,681
総資産額	(千円)	202,874,332	247,558,366	258,556,682	229,993,780	255,605,684
1株当たり純資産額	(円)	△4,880.42	△9,700.07	△2,482.48	△8,173.56	△10,992.00
1株当たり中間(当期)純損失	(円)	2,666.12	1,526.28	156.18	5,959.25	2,818.45
潜在株式調整後1株当たり中間(当期)純利益	(円)	—	—	—	—	—
自己資本比率	(%)	△9.46	△15.42	△4.50	△13.98	△16.91
営業活動によるキャッシュ・フロー	(千円)	△4,286,616	4,253,921	15,580,233	545,421	15,043,471
投資活動によるキャッシュ・フロー	(千円)	△35,112,118	△32,687,846	△17,921,403	△66,796,090	△56,666,938
財務活動によるキャッシュ・フロー	(千円)	41,042,707	29,612,549	3,013,547	71,328,141	40,559,815
現金及び現金同等物の中間期末(期末)残高	(千円)	5,319,215	9,931,338	8,361,439	8,752,714	7,689,062
従業員数	(名)	2,123 (2,289)	2,247 (3,251)	2,713 (3,438)	2,108 (2,560)	2,360 (2,973)

(注) 1 売上高には消費税等は含まれておりません。
2 第10期上半期より、1株当たり純資産額、1株当たり中間(当期)純損失金額及び潜在株式調整後1株当たり中間(当期)純利益金額の算定に当たっては、「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。
3 第8期上半期、第9期上半期、第10期上半期及び第8期、第9期の潜在株式調整後1株当たり中間(当期)純利益については、中間(当期)純損失を計上しているため、記載しておりません。
4 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

(2) 提出会社の経営指標等

回次		第８期上半期	第９期上半期	第10期上半期	第８期	第９期
会計期間		自 平成13年 1月1日 至 平成13年 6月30日	自 平成14年 1月1日 至 平成14年 6月30日	自 平成15年 1月1日 至 平成15年 6月30日	自 平成13年 1月1日 至 平成13年 12月31日	自 平成14年 1月1日 至 平成14年 12月31日
売上高	(千円)	21,489,346	30,044,169	23,417,499	50,294,647	57,058,603
経常利益(又は損失△)	(千円)	△219,303	190,382	186,631	162,505	253,940
中間(当期)純利益(又は損失△)	(千円)	△370,619	63,393	281,182	△4,999,230	129,149
資本金	(千円)	47,002,622	47,002,622	63,132,997	47,002,622	47,002,622
発行済株式総数	(株)	3,934,285	3,934,285	4,684,535.74	3,934,285	3,934,285
純資産額	(千円)	37,573,346	33,008,128	65,615,817	32,944,735	33,073,884
総資産額	(千円)	195,480,190	259,159,545	226,156,468	232,900,078	272,159,537
1株当たり純資産額	(円)	9,550.23	8,389.87	14,006.90	8,373.75	8,406.57
1株当たり中間(当期)純利益(又は損失△)	(円)	△94.20	17.19	68.17	△1,270.68	32.82
潜在株式調整後1株当たり中間(当期)純利益	(円)	―	―	―	―	―
1株当たり中間(年間)配当額	(円)	―	―	―	―	―
自己資本比率	(%)	19.22	12.74	29.01	14.15	12.15
従業員数	(名)	330(62)	360(368)	464(307)	351(60)	363(387)

(注) 1 売上高には消費税等は含まれておりません。
2 第８期上半期及び第８期の潜在株式調整後１株当たり中間(当期)純利益については、中間(当期)純損失を計上しているため、記載しておりません。
3 第10期上半期より、１株当たり純資産額、１株当たり中間(当期)純利益(又は損失)金額及び潜在株式調整後１株当たり中間(当期)純利益金額の算定に当たっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。
4 第９期上半期、第10期上半期及び第９期の潜在株式調整後１株当たり中間(当期)純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。
5 従業員数には、他社への出向者を含めておりません。( )内は臨時従業員の平均雇用人員数であり、外数であります。

2 【事業の内容】

当中間連結会計期間において、当社グループ(当社及び当社の連結子会社)が営む事業の内容について、重要な変更はありません。

平成15年6月30日現在の、各傘下局毎のケーブルテレビ、電話、高速インターネット接続サービスのホームパス世帯数(ケーブルテレビ、電話、高速インターネット回線を敷設した地域の中で接続可能な一戸建て及び集合住宅における世帯数)、加入世帯数及び加入率(%、加入世帯数÷ホームパス世帯数)は次の通りです。

(当社グループ局加入世帯数)(平成15年6月30日現在)

グループ局名	ケーブルテレビ			電話			高速インターネット接続		
	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2	ホームパス世帯数	加入世帯数	加入率(注)2
運営局(連結子会社)									
㈱ジェイコム東京	739,500	203,100	27.5	739,500	111,500	15.1	739,500	77,600	10.5
㈱木更津ケーブルテレビ	72,100	26,100	36.2	-	-	-	72,100	8,400	11.7
㈱ジェイコム群馬	115,700	16,000	13.8	-	-	-	115,700	7,800	6.7
㈱ケーブルビジョン二十一	171,100	38,100	22.3	82,400	6,300	7.6	171,100	11,000	6.4
福岡ケーブルネットワーク㈱	395,300	80,700	20.4	172,600	13,900	8.1	395,300	25,200	6.4
㈱ジェイコム北九州	244,000	55,400	22.7	124,500	9,800	7.9	244,000	15,600	6.4
北摂ケーブルネット㈱	175,200	43,100	24.6	83,900	8,100	9.7	175,200	21,300	12.2
土浦ケーブルテレビ㈱	102,500	35,100	34.2	-	-	-	101,200	11,700	11.6
浦和ケーブル・テレビ・ネットワーク㈱	200,600	57,000	28.4	89,000	6,900	7.8	200,500	22,700	11.3
㈱ケーブルネット下関	67,200	21,300	31.7	30,600	3,800	12.4	67,200	6,300	9.4
㈱ジェイコム関西	1,275,800	288,900	22.6	823,700	88,000	10.7	1,275,700	115,900	9.1
㈱ジェイコム湘南	410,000	152,000	37.1	218,100	26,900	12.3	410,000	39,500	9.6
㈱ケーブルネット神戸芦屋	231,600	57,700	24.9	98,400	7,500	7.6	231,600	21,800	9.4
㈱メディアさいたま	251,700	56,500	22.4	115,200	7,800	6.8	251,700	25,000	9.9
㈱ケーブルネットワークやちよ	42,000	15,700	37.4	22,600	2,100	9.3	42,000	4,600	11.0
㈱スーパーネットワークユー	58,100	18,200	31.3	29,000	1,900	6.6	58,100	6,500	11.2
㈱ジェイコム関東	1,007,200	218,100	21.7	989,700	151,900	15.3	1,007,200	126,600	12.6
㈱ジェイコム札幌	332,200	70,700	21.3	-	-	-	293,200	13,900	4.7
運営局(連結子会社)計	5,891,800	1,453,700	24.7	3,619,200	446,400	12.3	5,851,300	561,400	9.6
運営局(その他)									
調布ケーブルテレビジョン㈱	122,100	22,000	18.0	-	-	-	122,100	6,000	4.9
運営局(その他)計	122,100	22,000	18.0	-	-	-	122,100	6,000	4.9
運営局 計	6,013,900	1,475,700	24.5	3,619,200	446,400	12.3	5,973,400	567,400	9.5
(非運営局)									
㈱ケーブルテレビ神戸	171,600	32,600	19.0	-	-	-	171,600	11,800	6.9
関西ケーブルネット㈱ (注)1	605,800	146,700	24.2	-	-	-	605,800	54,400	9.0
阪神シティケーブル㈱	448,000	59,200	13.2	-	-	-	448,000	28,000	6.2
グリーンシティケーブルテレビ㈱	124,000	16,600	13.4	-	-	-	124,000	9,000	7.3
非運営局 計	1,349,400	255,100	19.0	-	-	-	1,349,400	103,200	7.6
合計	7,363,300	1,730,800	23.5	3,619,200	446,400	12.3	7,322,800	670,600	9.2

(注) 1　関西ケーブルネット㈱には、同社傘下の吹田ケーブルテレビジョン㈱、豊中コミュニティケーブルテレビ㈱、高槻ケーブルネットワーク㈱、池田マルチメディア㈱、東大阪ケーブルテレビ㈱、守口・門真ケーブルテレビ㈱の6社を合算計上しております。

2　$加入率(\%) = \frac{加入世帯数}{ホームパス世帯数} \times 100$

3　各サービスの加入世帯数は、当該サービス以外のサービスにも加入している世帯を含めております。

3 【関係会社の状況】

当中間連結会計期間において、重要な関係会社の異動はありません。

4 【従業員の状況】

(1) 連結会社の状況

(平成15年6月30日現在)

従業員数(名)	2,713

(注) 1 従業員数は就業人員であります。

2 上記の他、臨時従業員数は平均3,438名であります。

3 従業員数の増加は主としてカスタマーセンターの拡充によるものです。

(2) 提出会社の状況

(平成15年6月30日現在)

従業員数(名)	464

(注) 1 従業員数には関係会社へ出向中の従業員1,540名、臨時従業員平均307名を含めず、社外からの出向者42名を含めております。

2 従業員数の増加は主としてカスタマーセンターの拡充によるものです。

(3) 労働組合の状況

当社内に労働組合は結成されておりませんが、労使関係は円満に推移しております。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当中間連結会計期間のわが国経済は、イラクをめぐる緊迫した情勢とその後の戦争、に加え、重症性呼吸器症候群(SARS)による経済活動の一時的な停滞という懸念要因が発生し、世界経済への先行き不透明感が広がったこともあり、引き続き力強さを欠いたものになりました。経営不安のある金融機関の3月決算発表をひかえて株価が急落、日経平均は4月28日の終値で7,607円88銭と、1982年11月以来の安値をつけるに至りました。5月17日、イラク戦争も一応終結し、また政府は一部大手銀行に対する資金供給を決定しました。投資家の懸念も一部緩和され、海外投資家主導による日本株買いの動きが強まり、6月中旬には日経平均は9,000円台を回復しました。好業績の決算発表を行っている会社数が増えつつある印象や、久々の夏季賞与の増額ニュースなど明るい材料はいくつか見られるものの、全体としては一進一退の景況が続いております。

多チャンネル放送事業では、ワールドカップ・サッカーが日韓で開催された昨年と比べ、注目度の高いイベントが不足したことなどにより、新規加入者獲得は低迷いたしました。地上デジタル放送が12月から、東京、名古屋、大阪地区で段階的に開始される予定であるものの、既存アナログ放送との明確な差別化が見られない中で、大きなモーメンタムを形成するには至っていません。

このような中で、スカイパーフェクTVがNTTのFTTHを利用したMDU向けの多チャンネル放送会社オプティキャストによる本年12月の放送開始の発表、ヤフーBBによるADSLを使用した多チャンネル放送開始等、多チャンネル市場への新たな競争が始まっております。

電気通信業界においては、ADSL、ケーブルモデム、FTTH等による高速インターネット接続が、5月末には1,000万世帯の大台突破するなど、ブロードバンド化への流れは加速しました。とりわけADSLは価格・接続速度競争に加え、激しい販促キャンペーンにより、6月末の加入世帯数が、前年比2.5倍となる8,257千世帯に達しました。一方、ケーブルインターネット接続は、同期間に、37%増となる2,224千世帯に、FTTHも7万世帯足らずだったものが、458千世帯を超え、本格的な普及が始まっています。また、引き続き高速インターネットへの付加的サービスとしてのIP電話利用も拡大しています。

こうした環境にのもと、当社グループは積極的な対応すべく展開してまいりました。

ケーブルテレビサービス事業においては、全体の加入率が約25%となり、運営局の一部には加入率が40%を超す局も現れました。加入率の浸透と多チャンネルサービスの競争激化の中で新たなマーケティング手法が求められています。当社は営業担当員の商品知識の強化、顧客サービス重視の徹底等、一層のトレーニングを行いました。5月末にはさいたま市において、コミュニティチャンネルを利用して、ケーブルテレビの未加入者にCS人気番組の無料視聴によるキャンペーンの実施、或いは、スターチャンネルとのタイアップによる割安な有料「スタームービーセット」サービスの提供等、新たなマーケテイングを

展開いたしました。多チャンネルテレビの魅力を未加入世帯にアピールする目的で、5月31日、㈱メディア埼玉と浦和ケーブル・テレビ・ネットワーク㈱で約13時間、通常は地域情報などを放送しているコミュニティチャンネルでCS放送の人気チャンネルを無料で放送し、加入獲得に効果をもたらしました。同様な無料放送は8月に全国規模に拡大して実施いたしました。

電話事業は、当連結会計期間において、新たに電話サービスを開始した運営局はありませんが、平成15年6月末現在、ホームパス世帯数を3,619千世帯へと前年同期比で981千世帯拡大し、加入世帯数も446千世帯へと78.4%増加いたしました。

高速インターネット接続サービスに事業においては、他のプロバイダーとの差別化を図りコンテンツの充実・システムの安定に努めました。また、各地で無料インターネット教室の開催などにより地域に密着した顧客層の開拓を行いました。 7月29日、下り最大30Mbps、上り最大2Mbpsの仕様を有するDOCSIS機器を利用した高速インターネット接続サービス「J-COM Net プレミア」を9月1日からジェイコムブロードバンド東京を皮切に開始提供することを発表しました。

当中間連結会計期間の売上高は、前年同期に比較して 21.8%増加の72,160百万円となりました。各サービスにおける加入者数の増加 ならびに大部分の局におけるケーブルテレビベーシック料金の改訂によるものであります。この間高速インターネット接続サービス並びに電話サービスにつきましては一顧客一月当たりの収入が若干低下しております。

売上総利益は、売上原価の伸びを低く抑えることが出来たため、前年同期比40%増加しました。また販売費及び一般管理費は概ね前年同期並であったため 営業利益は前年同期比7,858百万円の大幅な改善となり3,214百万円の黒字に転換致しました。

営業外損益では、本年2月に締結したシンジケートローンの借入に伴う純金利負担が前年同期に比較して93.4%増加の2,848百万円となりました。しかしながら、経常利益は前年同期と比較して 6,105百万円改善し 106百万円の利益を計上致しました。

中間純損益につきましては、ジェイコム札幌における貸倒引当金の繰入、当期純損益が黒字に転じて来た連結対象会社の増加に伴う少数株主持分利益の計上に因り 644百万円の損失となりました。即ち前年同期に比較して5,361百万円 損失額が縮小致しました。

資金調達に関しましては、本年1月、内外の主要銀行との間で総額1,400億円のシニアシンジケートローン契約を締結、2月12日にかかる融資枠に基づく借り入れを実行しました。これに先立ち、当社の主要株主であるリバティメディアグループ、住友商事株式会社、マイクロソフト社との間で、総額1,500億円及び320億円の劣後借り入れ契約も締結し、全額借り入れを実行しました。今回の資金調達は当社グループのこれまでの成長とその将来性が金融機関から高く評価されたことにより実現したもので、これにより、一層自立的な長期安定資金が確保されました。

4月17日に開催された株主総会では、資本の充実をはかるために、リバティメディアグループ、住友商事株式会社からの劣後融資の一部を株式に転換するために、第三者割当による新株発行増資を決定し、5月15日に払込が完了いたしました。増資後の資本金は631億円、資本準備金が178億円となりました。

3月27日に開催された定時株主総会後の取締役会において新たに、代表取締役社長 最高経営責任者(CEO)として森泉知行、取締役副社長に吉田幸弘が選任され、就任いたしました。

当中間連結会計期間において、あらたに、当社グループに加わった連結対象となる運営局はありません。

当社が提供しております各サービスの運営局における概況は、以下の通りであります。

○ケーブルテレビサービス

前述の営業努力の結果、平成15年6月末現在、ケーブルテレビの加入者数はホームパス世帯6,014千世帯(調布を除く連結子会社のみでは5,892千世帯)に対して1,476千世帯(前年同期比約12%増－調布を除く連結子会社のみでは1,454千世帯一前年同期比約10%増)となりました。うち、BSデジタル放送加入者数が24千世帯となっています。

○電話サービス

電話サービスのホームパスは、6月末には3,619千世帯へと拡大し、サービス・エリアの拡大、営業努力の結果、加入者数は446千世帯(対前年同期比約78%増)に増加いたしました。

○高速インターネット接続サービス

高速インターネット接続サービスのホームパスは6月末時点で5,973千世帯(調布を除く連結子会社のみでは5,851千世帯)となり、加入者数は567千世帯(対前年同期比約35%増－調布を除く連結子会社のみでは561千世帯対前年同期比約34%増)となりました。

(2) キャッシュ・フローの状況

当中間連結会計期間末における連結ベースの現金及び現金同等物(以下「資金」という)は、対前年同期末比1,570百万円減少致しました。主要な設備投資が一段落し、新たな借り入れによる資金調達額が大幅に減少したためであります。

(営業活動によるキャッシュ・フロー)

営業活動によるキャッシュ・フローは、税金等調整前中間純利益が、前年同期に比較して6,354百万円増加し、また減価償却費が同じく1,852百万円増加したこと、ジェイコム関東の加入者売掛金の入金が早まったこと等の要因により、前年同期比11,326百万円増加の15,580百万円となりました。

(投資活動によるキャッシュ・フロー)

投資活動によるキャッシュ・フローは主として連結対象会社における幹線敷設工事やアップグレード工事、電話サービスなどの新たなサービスの為の主要設備投資が一段落したこと、また加入者設備接続工事件数が 前年同期を下廻っていること等の理由により 前年同期に比較して 14,766百万円少ない17,921百万円の支出となりました。

(財務活動によるキャッシュ・フロー)

本年1月に締結のシンジケート銀行団との契約に基づき、シンジケートに参加する連結対象会社の融資実行日時点に於ける既存の借入金は、原則として日本政策投資銀行からの借入金を除いて全て返済し、シンジケート団からの借入金ならびに当社の主要株主であるリバティメディアグループ、住友商事株式会社 及びマイクロソフト社からの長期劣後借入金に切り替えました。その後 5月中旬、リバティメディアグループ及び住友商事株式会社からの長期劣後借入金の一部 32,261百万円を資本金及び資本剰余金に転換しました。しかしながら、当中間連結決算期においては、大きな追加資金の需要がなかったため 財務活動によるキャッシュ・フローは前年同期に比べ 26,599百万円少ない3,014百万円のキャッシュインとなりました。

以上により、当中間連結会計期間末の資金は 8,361百万円となりました。

2 【販売の状況】

当中間連結会計期間の販売実績は次のとおりであります。

区分	金額(千円)	前年同期比(%)
利用料収入等(注)3	63,452,217	130.4
その他の収入(注)4	8,707,558	82.3
合計	72,159,775	121.8

(注) 1 金額には、消費税等は含まれておりません。

2 主な相手先別の販売実績については総販売実績に対する割合が10%以上の相手先はありませんので記載を省略しております。

3 利用料収入等の主な内訳は、加入者利用料収入62,458,946千円であります。

4 その他の収入の主な内訳は、設備工事負担金収入783,673千円、引込線工事収入1,556,321千円、電波障害維持管理収入1,064,953千円、電話工事収入707,666千円、インターネット工事収入727,457千円であります。

3 【対処すべき課題】

当社グループの重要課題の一つは、引き続き、加入世帯数の更なる拡大にあります。このためには、各サービスの加入率（ホームパスに対する加入世帯数の割合）を高めることが肝要と考えています。加入率を高めることで競争力を強化し、投資効率の高いオペレーションが可能になると考えています。

主力サービスであるケーブルテレビの加入率をさらに高めるためには、良質のコンテンツ提供が不可欠であり、番組提供会社との協力関係を強化しつつ、これを実現したいと考えております。

地上波デジタル放送、デジタル双方向サービスについては、2004年前半を目処に、関東エリアと関西エリアの全J-COM Broadband局（14社）において地上デジタル放送の再送信サービス等を開始することを決定いたしました。VODにつきましても2004年春頃より商業テストに取り掛かる計画です。

また、生産性・効率性追求の観点から、コールセンター機能の充実・強化を図っており、コールセンターを通じた加入獲得にも注力してまいります。

資金面では、シンジケートローン方式による借入を実現しましたが、更に、株式市場が回復次第、株式上場の実現に積極的に取り組む所存であります。

4 【経営上の重要な契約等】

(1) MSO契約

契約の名称	相手先名	契約内容	契約期間
「基本契約書」及び「覚書」	当社運営局(注)	当社による当社運営局に対する経営・業務協力	相手先毎に異なりますが、通常10年であり、契約満了の30日前までに見直しの申し入れがない限り、更に1年毎に延長されます。

(注) ㈱ジェイコム東京、㈱ジェイコム関西、㈱ジェイコム関東、㈱ジェイコム札幌他15局

当社は当社運営局に対しMSO契約に基づき、以下の経営、運営指導サービスを提供しています。

・事業計画と予算作成の支援や指導を含む全ての営業と管理サービス

・番組の選定と調達

・総合研修や支援を含むセールスとマーケティング・プログラム

・一元化した包括的な顧客管理サービス(カスタマーサービス、課金・代金回収システムの構築を含む)

・ネットワークのデザイン・建設・保守の支援などを含む専門技術

・ネットワーク機器や建設資材の仕様や調達に対する支援

・標準化された会計・財務システムの整備及び統合運営

・人事・総務に関わる体制の整備及び運営管理の支援

さらに、各運営局の社長を当社から派遣しております(調布ケーブルテレビジョン㈱を除く)。各運営局の取締役及び上級職員は毎月、当社の取締役と定例会議を開き財務、業績、営業、マーケティングに関し打合わせています。

当社運営局はJ-COM Broadbandブランドの下でサービスを提供し、上記経営、運営指導等サービスの対価として、当社に毎月加入接続世帯数に応じた手数料並びに機材調達に関する手数料の支払いを行います。当社の上記サービスにより顧客獲得等当社運営局の業績を向上させることができると考えています。

(2) 番組供給契約

契約の名称	相手先名	契約内容	契約期間
「有線テレビジョン放送番組供給契約書」等	番組供給事業者(注)	当社傘下局に対する衛星を経由した番組供給	相手先毎に異なりますが、通常1年であり、契約満了の3ヶ月以上前に他の当事者に対する書面による本契約の変更あるいは解約の通知がない限り、更に1年間延長されます。

(注) ㈱ケーブル・ソフト・ネットワーク、ジュピターゴルフネットワーク㈱他39社

(3) 相互接続協定

契約の名称	相手先名	契約内容	契約期間
「相互接続協定書」等	電気通信事業者（注）	電気通信事業法に基づく、当社傘下局と他の電気通信事業者との相互接続	相手先毎に異なりますが、通常特に定めておらず、解除の場合は一定の期間前までに相手方に書面で通知することとなっています。

(注) 東日本電信電話㈱、西日本電信電話㈱等、合計50社

上記のほか、電話サービスを開始した当社傘下局間でも相互接続協定を締結しています。

5 【研究開発活動】

該当事項はありません。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

2 【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末において計画中であった重要な設備の新設、拡充、改修、除却、売却等について、重要な変更はありません。

当中間連結会計期間において、前連結会計年度末において計画中であった重要な設備の新設、拡充、改修、除却、売却等のうち、完了したものはありません。

当中間連結会計期間において、新たに重要な設備の新設、拡充、改修、除却、売却等の計画は確定しておりません。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
計	15,000,000

②　【発行済株式】

種類	中間会計期間末現在発行数(株)(平成15年６月30日)	提出日現在発行数(株)(平成15年９月26日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	4,684,535.74	4,684,535.74	非上場・非登録	権利内容に何ら限定のない当社における標準的な株式
計	4,684,535.74	4,684,535.74	―	―

(2)　【新株予約権等の状況】

①　新株予約権

平成14年７月８日開催の臨時株主総会決議によるもの

	中間会計期間末現在(平成15年６月30日)	提出日の前月末現在(平成15年８月31日)
新株予約権の数(個)	4,851	4,838
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	29,106 （新株予約権１個当たりの目的となる株式の数　６株）	29,028 （新株予約権１個当たりの目的となる株式の数　６株）
新株予約権の行使時の払込金額	新株予約権１個につき 552,000円	同左
新株予約権の行使期間	自　平成14年９月12日 至　平成24年８月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　92,000円 資本組入額　46,000円	同左
新株予約権の行使の条件	※	※
新株予約権の譲渡に関する事項	譲渡には取締役会の承認を要する。	同左

※　新株予約権行使の条件

1　割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という。)に限り、新株予約権を行使することができます。

2　新株予約権は、下記６の場合を除き、割当対象者に限り行使することができます。

3　割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成15年９月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができます。なお、以下の計算の結果、行使可能な新株予約権に１個に満たない端数がある場合には、１個に切り上げた数とします。

(ア)平成15年９月12日から平成16年９月11日までは、割当を受けた新株予約権の個数の４分の１について、行使することができます。
(イ)平成16年９月12日から平成17年９月11日までは、割当を受けた新株予約権の個数の４分の２について、行使することができます。
(ウ)平成17年９月12日から平成18年９月11日までは、割当を受けた新株予約権の個数の４分の３について、行使することができます。
(エ)平成18年９月12日から平成24年８月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができます。

4　割当対象者名簿に「非管理職」として記載されている割当対象者については、平成16年９月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年８月23日まで、割当を受けた新株予約権の一部又は全部を行使することができます。

5　新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記３及び４の定めにかかわらず、下記８記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとします。

6　新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めますが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記８記載の「新株予約権割当契約」に定めるところによるものとします。

7　新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的となる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとします。

8　上記の他、割当対象者が当社又は当社のグループの事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及び細目については、平成14年６月18日開催の当社取締役会議及び平成14年７月８日開催の当社臨時株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによるものとします。

② 商法等の一部を改正する法律（平成13年法律第128号）による改正前の商法（以下「旧商法」という。）第280条ノ19の規定に基づくストックオプションの内容等は次のとおりであります。

平成１２年８月２３日開催の臨時株主総会決議によるもの

	中間会計期間末現在 （平成15年６月30日）	提出日の前月末現在 （平成15年８月31日）
新株引受権の数	―	―
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	2,088	同左
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成12年９月11日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※　新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者(但し、非管理職を除く。)は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には１株に切り上げた数とします。

(ア)平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

(イ)平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

(ウ)平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

(エ)平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　新株引受権付与後、被付与者が、当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には、上記３及び４の定めに拘らず、下記７記載の「新株引受権付与契約」の定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

6　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記７記載の「新株引受権付与契約」に定めるところによるものとします。

7　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他新株引受権の行使の条件及び細目については、平成12年８月23日開催の当社臨時株主総会決議及び同日開催の当社取締役会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

8　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、または株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し、被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

平成１３年５月１日開催の臨時株主総会決議によるもの

	中間会計期間末現在 (平成15年６月30日)	提出日の前月末現在 (平成15年８月31日)
新株引受権の数	—	—
新株引受権の目的となる株式の種類	普通株式	同左
新株引受権の目的となる株式の数(株)	126,382	125,962
新株引受権の行使時の払込金額	92,000円	同左
新株引受権の行使期間	自　平成13年９月12日 至　平成22年８月23日	同左
新株引受権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　　92,000円 資本組入額　46,000円	同左
新株引受権の行使の条件	※	同左
新株引受権の譲渡に関する事項	譲渡することはできない。	同左

※　新株引受権行使の条件

1　被付与者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場された場合(以下、「新規株式公開」という)に限り、新株引受権を行使することができます。

2　新株引受権の譲渡、質入れ及び一切の処分は認めないものとします。

3　被付与者(但し、非管理職を除く。)は、平成13年９月12日以降、新株引受権の行使が可能となるものとし、以下の区分に従って、付与された新株引受権の一部又は全部を行使することができます。なお以下の計算の結果、行使可能な株式数が１株に満たない端数がある場合には１株に切り上げた数とします。

(ア)平成13年９月12日から平成14年９月11日までは、付与株式数の４分の１について、行使することができる。

(イ)平成14年９月12日から平成15年９月11日までは、付与株式数の４分の２について、行使することができる。

(ウ)平成15年９月12日から平成16年９月11日までは、付与株式数の４分の３について、行使することができる。

(エ)平成16年９月12日から平成22年８月23日までは、付与株式数のすべてについて、行使することができる。

4　被付与者のうち非管理職については、平成14年９月12日以降、新株引受権の行使が可能となるものとし、同日以降、平成22年８月23日まで、付与された新株引受権の一部又は全部を行使することができます。

5　上記３及び４の定めに拘らず、被付与者のうち、新株引受権付与時点において、当社又は当社のグループ事業会社の役員若しくは従業員の地位を退任若しくは退職している認定支援者で当社が特に指定した者については、会社の新規株式公開の日又は平成13年９月12のいずれか後に到来する日から２年間に限り、付与された新株引受権の全部又は一部を行使することができます。

6　新株引受権付与後、被付与者が、当社又は当社のグループ会社の役員若しくは従業員の地位を喪失した場合及び当社の大株主の構成に重大な変更が生じた場合には、上記３及び４の定めに拘らず、下記８記載の「新株引受権付与契約」に定めるところにより、新株引受権の行使につき別に取り扱うことができるものとします。

7　新株引受権付与後、新株引受権を喪失することなく被付与者が死亡した場合には、その相続人による新株引受権の行使を認めますが、権利行使可能な株式数、権利行使可能な期間その他の権利行使の条件については、下記８記載の「新株引受権付与契約」に定めるところによるものとします。

8　上記の他、被付与者が当社又は当社のグループ事業会社の役員若しくは従業員の地位を喪失した場合の権利行使可能な株式数及び権利行使可能な期間等、新株引受権の喪失事由その他新株引受権の行使の条件及び細目については、平成13年４月27日開催の取締役会決議及び平成13年５月１日開催の当社臨時株主総会決議に基づき、当社と当社取締役、従業員及び認定支援者との間で締結する「新株引受権付与契約」に定めるところによります。

9　また新株引受権付与後、当社が他社と吸収合併若しくは新設合併を行う場合、または株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、但し、被付与者に追加の実質的な経済的利益を与えることなく、新株引受権の付与株式数、発行価額、行使期間その他について必要と認める調整を行い、また権利行使を制限し、未行使の新株引受権を失効させることができるものとします。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成15年1月1日 ～平成15年6月30日	750,250	4,684,535.74	16,130,375	63,132,997	16,130,375	17,767,964

(注) 平成15年5月16日に住友商事㈱及びLiberty Japan Ⅳ, Inc.への第三者割当増資(1株の発行価額 43,000円。発行価額中資本組入額 21,500円)により750,250株の新株式を発行しました。

(4) 【大株主の状況】

平成15年6月30日現在

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
住友商事㈱	東京都中央区晴海1－8－11	1,490,657.00	31.82
Liberty Japan, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	1,101,600.00	23.52
Microsoft Holdings V, Inc.	One Microsoft Way, Redmond, Washington 98052-6399, USA	605,296.06	12.92
Liberty Japan Ⅳ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	375,125.00	8.01
Liberty Kanto, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	314,743.00	6.72
日興シティ信託銀行㈱	東京都品川区2－3－14 シティコープセンター	303,500.00	6.48
Liberty Jupiter, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	275,400.00	5.88
三井物産㈱	東京都千代田区大手町1－2－1	78,694.00	1.68
松下電器産業㈱	大阪府門真市大字門真1006	78,694.00	1.68
Liberty Japan Ⅱ, Inc.	12300 Liberty Boulevard, Englewood, Colorado 80112 USA	50,346.00	1.07
リー ダニエルズ	東京都渋谷区大山町33－9	10,480.34	0.22
計	―	4,684,535.40	100.00

(5) 【議決権の状況】

① 【発行済株式】

平成15年6月30日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	—	—	—
完全議決権株式(その他)	普通株式 4,684,535.00	4,684,535	権利内容に何ら限定のない当社における標準的な株式
端株	普通株式 0.74	—	同上
発行済株式総数	4,684,535.74	—	—
総株主の議決権	—	4,684,535	—

② 【自己株式等】

平成15年6月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
—	—	—	—	—	—
計	—	—	—	—	—

2 【株価の推移】

当社株式は、非上場であり、かつ店頭登録もしておりませんので、該当事項はありません。

3 【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までの役員の異動は次のとおりであります。

(1)新任役員

役名	職名	氏名	生年月日	略歴		所有株式数(株)	就任年月日
監査役 常勤	—	松 本 征 夫	昭和19年6月10日生	昭和42年4月 平成3年4月 平成8年10月 平成10年12月 平成12年2月 平成15年5月	住友商事㈱入社 同社衛星通信事業室参事 ㈱サテライトジャパン事務従事 同社映像メディア事業部参事 (シンガポール駐在) JAPAN ENTERTAINENT TELEVISION PTE. LTD. 事務従事 同社情報通信第二事業部参事 ㈱インタラクティブソリューションズ兼エンゲージテクノロジーズジャパン㈱ 事務従事 同社ケーブルテレビ・衛星事業部 参事 当社財務企画部(現資金部)部長 当社監査役就任(現在)	—	平成15年 5月16日

(2)退任役員

役名	職名	氏名	退任年月日
監査役 常勤	—	小 林 孔 次	平成15年5月16日

第５　【経理の状況】

１　中間連結財務諸表及び財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しております。

なお、前中間連結会計期間(平成14年１月１日から平成14年６月30日まで)は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間(平成15年１月１日から平成15年６月30日まで)は、改正後の中間連結財務諸表規則に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

なお、前中間会計期間(平成14年１月１日から平成14年６月30日まで)は、改正前の中間財務諸表等規則に基づき、当中間会計期間(平成15年１月１日から平成15年６月30日まで)は、改正後の中間財務諸表等規則に基づいて作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間(平成14年１月１日から平成14年６月30日まで)及び前中間会計期間(平成14年１月１日から平成14年６月30日まで)並びに当中間連結会計期間(平成15年１月１日から平成15年６月30日まで)及び当中間会計期間(平成15年１月１日から平成15年６月30日まで)の中間連結財務諸表及び中間財務諸表について、朝日監査法人により監査を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間末 (平成14年6月30日)			当中間連結会計期間末 (平成15年6月30日)			前連結会計年度 要約連結貸借対照表 (平成14年12月31日)		
区分	注記番号	金額(千円)		構成比(%)	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金			9,931,338			8,361,439			4,989,062	
2 受取手形及び売掛金			8,528,661			6,250,231			8,692,023	
3 たな卸資産			5,861,612			3,100,957			4,595,656	
4 その他			3,192,900			2,570,016			5,292,740	
貸倒引当金			△125,427			△243,765			△243,805	
流動資産合計			27,389,084	11.1		20,038,878	7.8		23,325,676	9.1
Ⅱ 固定資産										
1 有形固定資産										
(1) 建物及び構築物	※1,2,3		101,347,522			100,632,452			101,724,443	
(2) 機械装置及び運搬具	※1,2,3		17,941,612			20,252,179			19,877,583	
(3) その他	※1,2		5,111,483			4,115,902			4,758,317	
有形固定資産合計			124,400,617	50.2		125,000,533	48.3		126,360,343	49.4
2 無形固定資産										
(1) 連結調整勘定			8,440,839			5,530,791			6,897,550	
(2) その他			1,495,598			2,739,669			2,490,041	
無形固定資産合計			9,936,437	4.0		8,270,460	3.2		9,387,591	3.7
3 投資その他の資産										
(1) 長期前払費用			77,926,712			96,747,251			88,039,326	
(2) その他			7,939,523			8,629,796			8,561,408	
貸倒引当金			△85,068			△243,646			△85,146	
投資その他の資産合計			85,781,167	34.7		105,133,401	40.7		96,515,588	37.8
固定資産合計			220,118,221	88.9		238,404,394	92.2		232,263,522	90.9
Ⅲ 繰延資産			51,061	0.0		113,410	0.0		16,486	0.0
資産合計			247,558,366	100.0		258,556,682	100.0		255,605,684	100.0

		前中間連結会計期間末 （平成14年６月30日）		当中間連結会計期間末 （平成15年６月30日）		前連結会計年度 要約連結貸借対照表 （平成14年12月31日）	
区分	注記番号	金額（千円）	構成比 （％）	金額（千円）	構成比 （％）	金額（千円）	構成比 （％）
（負債の部）							
Ⅰ　流動負債							
1　買掛金		10,506,461		9,535,782		14,535,581	
2　短期借入金		226,577,770		10,821,280		238,925,140	
3　その他		7,636,737		6,370,567		6,202,297	
流動負債合計		244,720,968	98.8	26,727,629	10.3	259,663,018	101.6
Ⅱ　固定負債							
1　長期借入金	※6	29,496,885		230,391,795		28,096,985	
2　退職給付引当金		1,367,480		1,838,469		1,663,892	
3　その他		5,756,333		6,697,254		5,422,908	
固定負債合計		36,620,698	14.8	238,927,518	92.4	35,183,785	13.8
負債合計		281,341,666	113.6	265,655,147	102.7	294,846,803	115.4
（少数株主持分）							
少数株主持分		4,379,547	1.8	4,530,804	1.8	4,004,562	1.6
（資本の部）							
Ⅰ　資本金	※5	47,002,623	19.0	－	－	47,002,623	18.4
Ⅱ　資本準備金		1,637,590	0.7	－	－	1,637,590	0.6
Ⅲ　欠損金		86,802,140	△35.1	－	－	91,885,894	△35.9
Ⅳ　その他有価証券評価差額金		△920	△0.0	－	－	－	
資本合計		△38,162,847	△15.4	－	－	△43,245,681	△16.9
負債、少数株主持分及び資本合計		247,558,366	100.0	－	－	255,605,684	100.0
Ⅰ　資本金	※5			63,132,997	24.4		
Ⅱ　資本剰余金				17,767,965	6.9		
Ⅲ　利益剰余金				△92,530,135	△35.8		
Ⅳ　その他有価証券評価差額金				△96	△0.0		
資本合計				△11,629,269	△4.5		
負債、少数株主持分及び資本合計				258,556,682	100.0		

② 【中間連結損益計算書】

		前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日)			当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日)			前連結会計年度 要約連結損益計算書 (自 平成14年1月1日 至 平成14年12月31日)		
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)	金額(千円)		百分比(%)
Ⅰ 売上高			59,235,541	100.0		72,159,775	100.0		125,501,750	100.0
Ⅱ 売上原価			38,571,317	65.1		43,236,658	59.9		80,328,706	
売上総利益			20,664,224	34.9		28,923,117	40.1		45,173,044	
Ⅲ 販売費及び一般管理費										
1 給料・諸手当		14,024,866			14,066,654			28,382,566		
2 設備賃借料		2,201,808			2,213,649			4,454,761		
3 連結調整勘定償却額		1,635,872			1,369,859			3,284,773		
4 その他		7,445,333	25,307,879	42.7	8,058,910	25,709,072	35.6	16,843,606	52,965,706	42.2
営業利益又は損失(△)			△4,643,655	△7.8		3,214,045	4.4		△7,792,662	△6.2
Ⅳ 営業外収益										
1 受取利息		3,839			4,962			15,503		
2 持分法による投資利益		121,680			—			139,498		
3 その他		345,401	470,920	0.8	311,428	316,390	0.4	718,047	873,048	0.7
Ⅴ 営業外費用										
1 支払利息		1,476,492			2,853,223			2,036,312		
2 持分法による投資損失		—			14,260			—		
3 その他		350,651	1,827,143	3.1	557,362	3,424,845	4.7	1,883,079	3,919,391	3.1
経常利益又は損失(△)			△5,999,878	△10.1		105,590	0.1		△10,839,005	△8.6
Ⅵ 特別利益										
1 補助金収入		315,114			288,833			487,689		
2 商品不具合に係る補償収入		—			46,948			25,209		
3 その他		12,276	327,390	0.6	51,650	387,431	0.5	12,785	525,683	0.4
Ⅶ 特別損失										
1 固定資産除却損	※1	638,831			221,822			1,156,979		
2 貸倒引当金繰入額		—			190,000			—		
3 その他		—	638,831	1.1	38,893	450,715	0.6	46,421	1,203,400	1.0
税金等調整前中間(当期)純利益(又は損失(△))			△6,311,319	△10.6		42,306	0.0		△11,516,722	△9.2
法人税、住民税及び事業税			39,794	0.1		160,305	0.2	332,524		
法人税等調整額			—			—		△32,482	300,042	0.2
少数株主利益(又は損失(△))			△346,298	0.6		526,242	△0.7		△728,195	0.6
中間(当期)純損失			6,004,815	△10.1		644,241	△0.9		11,088,569	△8.8

③ 【中間連結剰余金計算書】

		前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前連結会計年度 連結剰余金計算書 (自 平成14年1月1日 至 平成14年12月31日)
区分	注記番号	金額(千円)	金額(千円)	金額(千円)
Ⅰ 欠損金期首残高		80,797,325	—	80,797,325
Ⅱ 中間(当期)純損失		6,004,815	—	11,088,569
Ⅲ 欠損金中間期末(期末)残高		86,802,140	—	91,885,894
(資本剰余金の部)				
Ⅰ 資本剰余金期首残高			1,637,590	
Ⅱ 資本剰余金増加高				
1. 増資による新株式の発行			16,130,375	
Ⅲ 資本剰余金減少高			—	
Ⅳ 資本剰余金中間期末残高			17,767,965	
(利益剰余金の部)				
Ⅰ 利益剰余金期首残高			△91,885,894	
Ⅱ 利益剰余金増加高			—	
Ⅲ 利益剰余金減少高				
中間純損失			△644,241	
Ⅳ 利益剰余金中間期末残高			△92,530,135	

④ 【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自 平成14年1月1日 至 平成14年12月31日)
区分	注記番号	金額(千円)	金額(千円)	金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前中間(当期)純利益(又は損失(△))		△6,311,319	42,306	△11,516,722
2 減価償却費		10,327,008	12,179,261	21,751,559
3 連結調整勘定償却額		1,635,872	1,369,859	3,284,773
4 新株発行費償却		31,038	17,413	60,056
5 貸倒引当金の増加額(又は減少額(△))		△1,270	158,460	117,186
6 受取利息及び受取配当金		△4,982	△6,204	△16,717
7 支払利息		1,476,492	2,696,984	2,036,312
8 支払保証料		—	156,239	1,059,799
9 持分法による投資利益(△)(又は投資損失)		△121,680	14,260	△139,498
10 固定資産除却損		638,831	221,822	1,156,979
11 売上債権の減少額(又は増加額(△))		△735,850	3,024,540	△900,092
12 たな卸資産の増加額(△)(又は減少額)		△205,356	1,494,699	1,060,600
13 仕入債務の減少額		△4,748,954	△5,654,747	△64,886
14 その他の流動資産の減少額(又は増加額(△))		890,749	△552,139	△107,167
15 補助金収入		△315,114	△288,833	△487,689
16 営業権償却		62,080	62,080	124,157
17 その他		2,925,488	2,476,365	349,767
小計		5,543,033	17,412,365	17,768,417
18 利息及び配当金の受取額		4,982	57,704	16,717
19 利息の支払額		△1,910,872	△1,542,142	△2,024,939
20 保証料の支払額		—	△333,574	△1,493,324
21 補助金の受取額		707,810	314,523	841,695
22 法人税等の支払額		△91,032	△328,643	△65,095
営業活動によるキャッシュ・フロー		4,253,921	15,580,233	15,043,471
Ⅱ 投資活動によるキャッシュ・フロー				
1 有形固定資産の取得による支出		△13,361,268	△6,452,755	△21,715,928
2 長期前払費用の支払額		△16,814,332	△11,533,886	△32,042,019
3 投資有価証券の取得による支出		△2,593,448	△3,100	△2,684,033
4 その他		81,202	68,338	△224,958
投資活動によるキャッシュ・フロー		△32,687,846	△17,921,403	△56,666,938

		前中間連結会計期間 (自 平成14年1月1日 至 平成14年6月30日)	当中間連結会計期間 (自 平成15年1月1日 至 平成15年6月30日)	前連結会計年度の 要約連結キャッシュ・フロー計算書 (自 平成14年1月1日 至 平成14年12月31日)
区分	注記番号	金額(千円)	金額(千円)	金額(千円)
Ⅲ 財務活動によるキャッシュ・フロー				
1 短期借入金の純増加額(又は純減少額(△))		27,378,535	△228,103,860	39,899,320
2 長期借入れによる収入		3,330,000	377,724,071	3,330,000
3 長期借入金の返済による支出		△1,101,140	△143,168,530	△2,674,455
4 長期前払費用の支払額		—	△3,323,707	—
5 その他		5,154	△114,427	4,950
財務活動によるキャッシュ・フロー		29,612,549	3,013,547	40,559,815
Ⅳ 現金及び現金同等物に係る換算差額		—	—	—
Ⅴ 現金及び現金同等物の増加額		1,178,624	672,377	△1,063,652
Ⅵ 現金及び現金同等物の期首残高		8,752,714	7,689,062	8,752,714
Ⅶ 現金及び現金同等物の中間期末(期末)残高		9,931,338	8,361,439	7,689,062

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間連結会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
1　連結の範囲に関する事項 連結子会社　21社 全ての子会社を連結の範囲に含めております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当中間連結会計期間における新規設立により、㈲ジェイコムファイナンスを連結子会社としております。 平成14年6月30日現在の連結子会社は、「第1　企業の概況　2　事業の内容」に掲載しております「当社傘下局加入世帯数」の表に記載の運営局の他、アットネットホーム㈱及び㈲ジェイコムファイナンスとなっております。 アットネットホーム㈱は平成14年6月1日にアットホームジャパン㈱から商号変更しております。	1　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 平成15年6月30日現在の連結子会社は、「第1　企業の概況　2　事業の内容」に掲載しております「当社傘下局加入世帯数」の表に記載の運営局（連結子会社）の他、アットネットホーム㈱及び㈲ジェイコムファイナンスとなっております。	1　連結の範囲に関する事項 連結子会社　20社 全ての子会社を連結の範囲に含めております。 連結子会社については、「第1　企業の概況　4　関係会社の状況」に記載しております。 前連結会計年度において連結子会社であった㈱ジェイコム関西は、同じく連結子会社であった大阪ケーブルテレビ㈱及び和泉シーエーティヴィ㈱を吸収合併しております。 前連結会計年度において連結子会社であった㈱ジェイコム関東は、同じく連結子会社であった㈱ジェイコム大和を吸収合併しております。 当連結会計年度における新規設立により、㈲ジェイコムファイナンスを新たに連結子会社としております。 前連結会計年度において連結子会社であったアットホームジャパン㈱は、当連結会計年度に、アットネットホーム㈱と商号を変更しております。

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
２　持分法の適用に関する事項 全ての関連会社（４社）に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸 関西マルチメディアサービス㈱ ケーブルスカイネット企画㈱ グリーンシティケーブルテレビ㈱ 当中間連結会計期間における株式の新規取得により㈱グリーンシティケーブルテレビを新規に持分法適用会社としております。	２　持分法の適用に関する事項 全ての関連会社（３社）に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸 関西マルチメディアサービス㈱ グリーンシティケーブルテレビ㈱	２　持分法の適用に関する事項 全ての関連会社（３社）に対する投資について持分法を適用しております。 持分法適用会社は次の通りであります。 ㈱ケーブルテレビ神戸 関西マルチメディアサービス㈱ グリーンシティケーブルテレビ㈱ 当連結会計年度における株式の新規取得により㈱グリーンシティケーブルテレビを新規に持分法適用会社としております。 前連結会計年度において持分法適用会社であったケーブルスカイネット企画㈱は当連結会計年度において清算しております。
３　連結子会社の中間決算日等に関する事項 全ての連結子会社の中間決算日は、中間連結決算日と一致しております。	３　連結子会社の中間決算日等に関する事項 同左	３　連結子会社の事業年度等に関する事項 全ての連結子会社の事業年度の末日は、連結決算日と一致しております。
４　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）によっております。 時価のないもの 移動平均法に基づく原価法によっております。 ロ　たな卸資産 主として移動平均法に基づく低価法によっております。	４　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ロ　たな卸資産 同左	４　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 イ　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法（評価差額は全部資本注入法により処理し、売却原価は主として移動平均法により算定）によっております。 時価のないもの 同左 ロ　たな卸資産 同左

前中間連結会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間連結会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 定額法によっております。 なお耐用年数及び残存価額については法人税法に規定する方法と同一の基準によっておりますが、「建物及び構築物」に含めております幹線・分配線については、見積耐用年数(15年)に基づいております。 ロ　無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間(5年)に基づく定額法によっております。 営業権 商法に基づく期間均等償却を行っております。 ハ　長期前払費用 定額法によっております。 (償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)	(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 同左 ロ　無形固定資産 ソフトウェア 同左 営業権 同左 ハ　長期前払費用 定額法によっております。 償却期間については、支出の効果の及ぶ期間に基づいております。(引込線に係わる費用については見積耐用年数(10年)に基づいております。)	(2) 重要な減価償却資産の減価償却の方法 イ　有形固定資産 同左 ロ　無形固定資産 ソフトウェア 同左 営業権 同左 ハ　長期前払費用 定額法によっております。 (償却期間については、法人税法に規定する方法と同一の基準によっておりますが、引込線に係わる費用については見積耐用年数(10年)に基づいております。)
(3) 重要な引当金の計上基準 イ　貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。 ロ　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、数理計算上の差異は当中間連結会計期間に一括費用処理しております。	(3) 重要な引当金の計上基準 イ　貸倒引当金 同左 ロ　退職給付引当金 同左	(3) 重要な引当金の計上基準 イ　貸倒引当金 同左 ロ　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。 また、数理計算上の差異は当連結会計年度に一括費用処理しております。
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

前中間連結会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間連結会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前連結会計年度 (自　平成14年1月1日 至　平成14年12月31日)
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同左	(5) 重要なリース取引の処理方法 同左
(6) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段 ：為替予約 ヘッジ対象 ：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日(含む中間決算日)及び決済日(為替予約の実行日)に予約レートと同日の直物相場によるレート比較により評価を行っております。	(6) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段 ：為替予約、金利キャップ、金利スワップ ヘッジ対象 ：外貨建金銭債権債務、変動金利借入金利息 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスク及び借入金利率変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 為替予約の有効性の評価については、決算日(含む中間決算日)及び決済日(為替予約の実行日)に予約レートと同日の直物相場によるレート比較により評価を行っております。 金利キャップ、金利スワップ取引については、ヘッジ対象となる金利リスクが減殺されていることをもって有効性の評価に替えております。	(6) 重要なヘッジ会計の方法 イ　ヘッジ会計の方法 同左 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段 ：為替予約 ヘッジ対象 ：外貨建金銭債権債務 ハ　ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 ニ　ヘッジ有効性評価の方法 有効性の評価については、決算日及び決済日に予約レートと同日の直物相場によるレート比較により評価を行っております。
(7) その他の中間連結財務諸表作成のための重要な事項 消費税等の会計処理 税抜方式によっております。	(7) その他の中間連結財務諸表作成のための重要な事項 消費税等の会計処理 同左	(7) その他の連結財務諸表作成のための重要な事項 消費税等の会計処理 同左
5　中間連結キャッシュ・フロー計算書における資金の範囲 中間連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。	5　中間連結キャッシュ・フロー計算書における資金の範囲 同左	5　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。

追加情報

前中間連結会計期間 (自　平成14年１月１日 至　平成14年６月30日)	当中間連結会計期間 (自　平成15年１月１日 至　平成15年６月30日)	前連結会計年度 (自　平成14年１月１日 至　平成14年12月31日)
――――――	(自己株式及び法定準備金取崩等会計) 当中間連結会計期間から「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第１号　平成14年２月21日　企業会計基準委員会)を適用しております。 なお、この変更に伴う損益に与える影響はありません。	――――――
――――――	(税効果関係) 「地方税法等の一部を改正する法律」(平成15年法律第９号)が平成15年３月31日に交付されたことに伴い、当中間連結会計期間の繰延税金資産及び繰延税金負債の計算(ただし、平成17年1月1日以降解消が見込まれるものに限る。)においては適用する法定実効税率を変更しております。 この変更が損益に与える影響は軽微であります。	――――――
(金融商品会計) 当中間連結会計期間からその他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会　平成11年１月22日))を適用しております。この結果、その他有価証券評価差額金△920千円が計上されております。	――――――	――――――
――――――	――――――	(賞与引当金) 従来、流動負債の「その他」に含めて表示しておりました未払従業員賞与は、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会平成13年２月14日)が公表されたことにより、当連結会計年度から「賞与引当金」として表示しております。なお、前連結会計年度末の未払従業員賞与は583,587千円であります。

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
――――――	（中間連結貸借対照表） 　中間連結財務諸表規則の改正により当中間連結会計期間から「資本準備金」は「資本剰余金」と「欠損金」は「利益剰余金」として表示しております。	――――――
――――――	（中間連結剰余金計算書） 1　中間連結財務諸表規則の改正により当中間連結会計期間から中間連結剰余金計算書を資本剰余金の部及び利益剰余金の部に区分して記載しております。 2　中間連結財務諸表規則の改正により当中間連結会計期間から「欠損金期首残高」は「利益剰余金期首残高」、「欠損金増加高」は「利益剰余金減少高」、「欠損金中間期末残高」は「利益剰余金中間期末残高」と表示しております。 　また、前中間連結会計期間において独立掲記しておりました中間純損失につきましては「利益剰余金減少高」の内訳として表示しております。	――――――

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間末 (平成14年6月30日)	当中間連結会計期間末 (平成15年6月30日)	前連結会計年度末 (平成14年12月31日)
※1　有形固定資産の減価償却累計額 51,782,302千円	※1　有形固定資産の減価償却累計額 62,551,626千円	※1　有形固定資産の減価償却累計額 56,489,251千円
※2　担保資産 このうち設備資金借入金7,715,045千円（長期借入金7,117,515千円、一年内返済予定の長期借入金597,530千円）の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　6,301,015千円 機械装置及び運搬具　317,509 土地　433,990 計　7,052,514千円	※2　担保資産 このうち設備資金借入金9,395,415千円（長期借入金8,592,635千円、一年内返済予定の長期借入金802,780千円）の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　6,547,945千円 機械装置及び運搬具　474,589 土地　433,990 計　7,456,524千円 上記の他、プロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社及び当社の特定の連結子会社が所有する資産を担保に供しております。対象となる主要な資産の当中間連結期間末の簿価は次の通りであります。 預金　4,783,986千円 建物及び構築物　93,737,468 機械装置及び運搬具　17,656,831 土地　1,855,631 計　118,033,916千円	※2　担保資産 このうち設備資金借入金7,424,815円（長期借入金6,821,075千円、一年内返済予定の長期借入金603,740千円）の担保として財団抵当に供している資産は次の通りであります。 建物及び構築物　4,125,748千円 機械装置及び運搬具　259,770 土地　433,990 計　4,819,508千円
※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,432,732千円であり、中間連結貸借対照表計上額はこの圧縮額を控除しております。 なお、その内訳は建物及び構築物3,181,987千円、機械装置及び運搬具250,745千円であります。	※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,458,530千円であり、中間連結貸借対照表計上額はこの圧縮額を控除しております。 なお、その内訳は建物及び構築物3,204,004千円、機械装置及び運搬具254,526千円であります。	※3　過年度に取得した資産のうち、補助金及び工事負担金による圧縮記帳額は3,462,344千円であり、連結貸借対照表計上額はこの圧縮額を控除しております。 なお、その内訳は建物及び構築物3,207,498千円、機械装置及び運搬具254,846千円であります。
4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　672,942千円 摘要　銀行借入保証	4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　144,291千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　603,539千円 摘要　銀行借入保証	4　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証

前中間連結会計期間末 (平成14年６月30日)	当中間連結会計期間末 (平成15年６月30日)	前連結会計年度末 (平成14年12月31日)
※５ ――――――	※５　発行済株式総数 普通株式　4,684,535.74株	※５ ――――――
※６ ――――――	※６　(有)ジェイコムファイナンス並びに当社は市中シンジケート銀行団との間に貸出コミットメントライン契約を締結しております。 当該貸出コミットメントに係る借入未実行残高は次のとおりであります。 貸出コミットメントライン契約総額　108,000,000千円 借入実行残高　53,000,000 差引額　55,000,000	※６ ――――――

（中間連結損益計算書関係）

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
※１　固定資産除却損の内容は、次の通りであります。 建物及び構築物　559,381千円 機械装置及び運搬具　33,167 工具・器具及び備品　43,376 ソフトウェア　2,907 計　638,831千円	※１　固定資産除却損の内容は、次の通りであります。 建物及び構築物　159,432千円 機械装置及び運搬具　59,704 工具・器具及び備品　2,548 ソフトウェア　138 計　221,822千円 ※２　当中間連結会計期間における税金費用については簡便法による税効果会計を適用しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示しております。	※１　固定資産除却損の内容は、次の通りであります。 建物及び構築物　975,736千円 機械装置及び運搬具　57,571 工具・器具及び備品　65,214 建設仮勘定　33,875 ソフトウェア　24,583 計　1,156,979千円 ２　当期に実施した補助金及び工事負担金による圧縮記帳額は、39,661千円であります。

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金　9,931,338千円 現金及び現金同等物　9,931,338	1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金　8,361,439千円 現金及び現金同等物　8,361,439	1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金　4,989,062千円 預け金　2,700,000 現金及び現金同等物　7,689,062

（リース取引関係）

前中間連結会計期間
（自　平成14年１月１日
至　平成14年６月30日）

１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
有形固定資産（建物及び構築物）	3,742,441	236,826	3,505,615
有形固定資産（機械装置及び運搬具）	1,048,775	514,449	534,326
有形固定資産（工具・器具及び備品）	41,402,969	13,547,988	27,854,981
無形固定資産その他	582,270	197,842	384,428
合計	46,776,455	14,497,105	32,279,350

(2) 未経過リース料中間期末残高相当額

一年内	7,501,744千円
一年超	26,535,182
合計	34,036,926

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	4,189,909千円
減価償却費相当額	3,707,052千円
支払利息相当額	638,703千円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

２　オペレーティングリース取引

未経過リース料

一年内	591,193千円
一年超	5,687,461
合計	6,278,654

当中間連結会計期間
（自　平成15年１月１日
至　平成15年６月30日）

１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
有形固定資産（建物及び構築物）	3,813,267	423,437	3,389,830
有形固定資産（機械装置及び運搬具）	913,597	534,910	378,687
有形固定資産（工具・器具及び備品）	45,314,384	18,879,268	26,435,116
無形固定資産その他	656,940	324,900	332,040
合計	50,698,188	20,162,515	30,535,673

(2) 未経過リース料中間期末残高相当額

一年内	8,139,303千円
一年超	23,578,327
合計	31,717,630

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	4,759,690千円
減価償却費相当額	4,224,836千円
支払利息相当額	633,032千円

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

２　オペレーティングリース取引

未経過リース料

一年内	621,844千円
一年超	5,266,371
合計	5,888,215

前連結会計年度
（自　平成14年１月１日
至　平成14年12月31日）

１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
有形固定資産（建物及び構築物）	3,810,526	331,325	3,479,201
有形固定資産（機械装置及び運搬具）	908,311	469,216	439,095
有形固定資産（工具・器具及び備品）	44,229,766	16,359,900	27,869,866
無形固定資産その他	654,083	259,610	394,473
合計	49,602,686	17,420,051	32,182,635

(2) 未経過リース料期末残高相当額

一年内	7,952,299千円
一年超	26,091,865
合計	34,044,164

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	8,801,240千円
減価償却費相当額	7,841,109千円
支払利息相当額	1,300,476千円

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

２　オペレーティングリース取引

未経過リース料

一年内	604,227千円
一年超	5,491,674
合計	6,095,901

（有価証券関係）

前中間連結会計期間末（平成14年６月30日現在）

有価証券

1　時価のある有価証券

区分	取得原価（千円）	中間連結貸借対照表計上額（千円）	差額（千円）
その他有価証券			
株式	2,505	1,585	△920
合計	2,505	1,585	△920

2　時価評価されていない有価証券

内容	中間連結貸借対照表計上額（千円）
その他有価証券	
非上場株式（店頭売買株式を除く）	3,891,040
合計	3,891,040

当中間連結会計期間末（平成15年６月30日現在）

有価証券

1　時価のある有価証券

区分	取得原価（千円）	中間連結貸借対照表計上額（千円）	差額（千円）
その他有価証券			
株式	662	566	△96
合計	662	566	△96

2　時価評価されていない有価証券

内容	中間連結貸借対照表計上額（千円）
その他有価証券	
非上場株式（店頭売買株式を除く）	4,189,584
合計	4,189,584

前連結会計年度末(平成14年12月31日現在)

有価証券

1　時価のある有価証券

区分	取得原価(千円)	連結貸借対照表計上額(千円)	差額(千円)
その他有価証券			
株式	662	662	0
合計	662	662	0

2　時価評価されていない有価証券

内容	連結貸借対照表計上額(千円)
その他有価証券	
非上場株式(店頭売買株式を除く)	3,900,744
合計	3,900,744

(デリバティブ取引関係)

前中間連結会計期間(自　平成14年1月1日　至　平成14年6月30日)

当社連結グループのデリバティブ取引は、全てヘッジ会計が適用されているため、記載を省略しております。

当中間連結会計期間(自　平成15年1月1日　至　平成15年6月30日)

当社連結グループのデリバティブ取引は、全てヘッジ会計が適用されているため、記載を省略しております。

前連結会計年度(自　平成14年1月1日　至　平成14年12月31日)

当社連結グループのデリバティブ取引は、全てヘッジ会計が適用されているため、記載を省略しております。

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（自　平成14年１月１日　至　平成14年６月30日）

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業の種類別セグメント情報の記載は省略しております。

当中間連結会計期間（自　平成15年１月１日　至　平成15年６月30日）

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業の種類別セグメント情報の記載は省略しております。

前連結会計年度（自　平成14年１月１日　至　平成14年12月31日）

当社連結グループは単一のケーブルテレビ事業を行っていると認められるため、事業の種類別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前中間連結会計期間（自　平成14年１月１日　至　平成14年６月30日）

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

当中間連結会計期間（自　平成15年１月１日　至　平成15年６月30日）

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

前連結会計年度（自　平成14年１月１日　至　平成14年12月31日）

当社連結グループは本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、所在地別セグメント情報につき該当事項はありません。

【海外売上高】

前中間連結会計期間（自　平成14年１月１日　至　平成14年６月30日）

当社連結グループは海外売上高がないため、該当事項はありません。

当中間連結会計期間（自　平成15年１月１日　至　平成15年６月30日）

当社連結グループは海外売上高がないため、該当事項はありません。

前連結会計年度（自　平成14年１月１日　至　平成14年12月31日）

当社連結グループは海外売上高がないため、該当事項はありません。

（１株当たり情報）

前中間連結会計期間	当中間連結会計期間	前連結会計年度
１株当たり純資産額 △9,700.07円 １株当たり中間純損失 1,526.28円 なお、潜在株式調整後１株当たり中間純利益については、中間純損失の計上であるため、記載しておりません。	１株当たり純資産額 △2,482.48円 １株当たり中間純損失 156.18円 なお、潜在株式調整後１株当たり中間純利益については、中間純損失の計上であるため、記載しておりません。 （追加情報） 当中間連結会計期間から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号　平成14年９月25日　企業会計基準委員会）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号　平成14年９月25日　企業会計基準委員会）を適用しております。 なお、同会計基準及び適用指針を前連結会計年度及び前中間連結会計期間に適用して算定した場合の１株当たり情報については、影響はありません。	１株当たり純資産額 △10,992.00円 １株当たり当期純損失 2,818.45円 なお、潜在株式調整後１株当たり当期純利益については、当期純損失の計上であるため、記載しておりません。

（重要な後発事象）

前中間連結会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間連結会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前連結会計年度 （自　平成14年１月１日 至　平成14年12月31日）
ストックオプションの決議 平成14年７月８日開催の臨時株主総会において、当社の取締役、監査役及び従業員並びに、当社の子会社及び関連会社の取締役、監査役及び従業員に対して、ストックオプションを付与することを決議しました。 この詳細については「第４　提出会社の状況１　株式等の状況(2) 新株予約権等の状況①新株予約権」に記載しております。	――――	1　プロジェクトファイナンスによる借入の合意 平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100％子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 重要な担保提供資産の種類は下記のとおりです。 幹線・分配線設備、ヘッドエンド設備、建物、土地、その他。 2．株式の公開買付 当社の発行済株式総数の36.28％を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 平成15年３月28日現在の新株主構成は下記の通りです。

リバティメディアグループ	44.28%
住友商事㈱	28.35%
Microsoft Holdings V, Inc	15.39%
日興シティ信託銀行㈱	7.71%
三井物産㈱	2.00%
松下電器産業㈱	2.00%
リー　ダニエルズ	0.27%
	100.00%

(2) 【その他】

該当事項はありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間末 (平成14年6月30日)			当中間会計期間末 (平成15年6月30日)			前事業年度 要約貸借対照表 (平成14年12月31日)		
区分	注記 番号	金額(千円)		構成比 (%)	金額(千円)		構成比 (%)	金額(千円)		構成比 (%)
(資産の部)										
I 流動資産										
1 現金及び預金			4,925,936			1,745,371			383,603	
2 売掛金			7,710,690			7,046,734			8,549,460	
3 たな卸資産			207,420			257,117			419,842	
4 短期貸付金			182,073,000			5,808,000			194,529,000	
5 その他			493,679			1,021,238			3,314,488	
貸倒引当金			△3,053,201			△3,075,723			△3,065,076	
流動資産合計			192,357,525	74.2		12,802,739	5.7		204,131,319	75.0
II 固定資産										
1 有形固定資産	※1		1,729,241	0.7		1,721,299	0.8		1,751,590	0.6
2 無形固定資産			501,790	0.2		1,255,359	0.5		1,084,798	0.4
3 投資その他の資産										
(1) 関係会社株式			60,636,090			60,733,790			60,730,690	
(2) 関係会社長期貸付金			—			142,016,095			334,406	
(3) その他			4,095,252			7,667,975			4,283,354	
貸倒引当金			△168,898			△145,476			△156,623	
投資その他の資産合計			64,562,444	24.9		210,272,385	93.0		65,191,828	24.0
固定資産合計			66,793,476	25.8		213,249,043	94.3		68,028,218	25.0
III 繰延資産			8,543	0.0		104,685	0.0		—	—
資産合計			259,159,545	100.0		226,156,468	100.0		272,159,537	100.0

区分	注記番号	前中間会計期間末（平成14年６月30日） 金額（千円）		構成比（%）	当中間会計期間末（平成15年６月30日） 金額（千円）		構成比（%）	前事業年度要約貸借対照表（平成14年12月31日） 金額（千円）		構成比（%）
（負債の部）										
Ⅰ 流動負債										
1 買掛金			6,562,834			4,974,482			7,821,833	
2 短期借入金			217,235,000			2,300,000			228,785,000	
3 その他	※2		1,411,477			882,503			1,203,025	
流動負債合計			225,209,311	86.9		8,156,985	3.6		237,809,858	87.4
Ⅱ 固定負債										
1 長期借入金			—			43,950,000			—	
2 関係会社長期借入金			—			105,789,250			—	
3 その他			942,104			2,644,414			1,275,794	
固定負債合計			942,104	0.4		152,383,664	67.4		1,275,794	0.4
負債合計			226,151,416	87.3		160,540,650	71.0		239,085,653	87.8
（資本の部）										
Ⅰ 資本金	※5		47,002,622	18.1		—	—		47,002,622	17.3
Ⅱ 資本準備金			1,637,589	0.6		—	—		1,637,589	0.6
Ⅲ 欠損金										
中間（当期）未処理損失			15,632,083	△6.0		—	—		15,566,327	△5.7
資本合計			33,008,128	12.7		—	—		33,073,884	12.2
Ⅰ 資本金	※5					63,132,997	27.9			
Ⅱ 資本剰余金										
資本準備金						17,767,964	7.9			
Ⅲ 利益剰余金										
中間未処理損失						15,285,145	△6.8			
資本合計						65,615,817	29.0			
負債及び資本合計			259,159,545	100.0		226,156,468	100.0		272,159,537	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間 (自 平成14年1月1日 至 平成14年6月30日) 金額(千円)		百分比(%)	当中間会計期間 (自 平成15年1月1日 至 平成15年6月30日) 金額(千円)		百分比(%)	前事業年度 要約損益計算書 (自 平成14年1月1日 至 平成14年12月31日) 金額(千円)		百分比(%)
Ⅰ 売上高			30,044,169	100.0		23,417,499	100.0		57,058,603	100.0
Ⅱ 売上原価			24,281,887	80.8		17,936,469	76.6		45,149,648	79.1
売上総利益			5,762,281	19.2		5,481,029	23.4		11,908,955	20.9
Ⅲ 販売費及び一般管理費	※5		5,283,356	17.6		5,138,577	21.9		11,318,271	19.8
営業利益			478,925	1.6		342,451	1.5		590,683	1.1
Ⅳ 営業外収益	※1		1,201,671	4.0		2,049,175	8.7		2,532,727	4.4
Ⅴ 営業外費用	※2		1,490,214	5.0		2,204,996	9.4		2,869,471	5.0
経常利益			190,382	0.6		186,631	0.8		253,940	0.5
Ⅵ 特別利益	※3		1,400	0.0		98,597	0.4		27,251	0.0
Ⅶ 特別損失	※4		124,137	0.4		—	—		143,642	0.3
税引前中間(当期)純利益			67,644	0.2		285,228	1.2		137,549	0.2
法人税、住民税及び事業税			4,251	0.0		4,046	0.0		8,400	0.0
中間(当期)純利益			63,393	0.2		281,182	1.2		129,149	0.2
前期繰越損失			15,695,477			15,566,327			15,695,477	
中間(当期)未処理損失			15,632,083			15,285,145			15,566,327	

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前事業年度 (自　平成14年1月1日 至　平成14年12月31日)
1　資産の評価基準及び評価方法 (1) 有価証券 ①　子会社株式及び関連会社株式 移動平均法による原価法 ②　その他有価証券 時価のないもの 移動平均法による原価法 (2) たな卸資産 移動平均法に基づく低価法によっております。	1　資産の評価基準及び評価方法 (1) 有価証券 ①　子会社株式及び関連会社株式 同左 ②　その他有価証券 時価のないもの 同左 (2) たな卸資産 同左	1　有価証券の評価基準及び評価方法 子会社株式及び関連会社株式 移動平均法に基づく原価法 その他有価証券 時価のないもの： 移動平均法に基づく原価法 2　たな卸資産の評価基準及び評価方法 移動平均法に基づく低価法
2　固定資産の減価償却の方法 (1) 有形固定資産 定額法によっております。	2　固定資産の減価償却の方法 (1) 有形固定資産 定額法によっております。 耐用年数と残存価額は法人税法の規定によっております。	3　固定資産の減価償却の方法 (1) 有形固定資産 同左
(2) 無形固定資産 定額法によっております。 ただし、ソフトウェア(自社利用分)については、社内における利用可能期間(5年)に基づく定額法によっております。	(2) 無形固定資産 同左	(2) 無形固定資産 ソフトウェア 自社利用分については、社内における利用可能期間（5年）に基づく定額法によっております。
(3) 長期前払費用 定額法によっております。	(3) 長期前払費用 定額法によっております。 償却期間については、支出の効果の及ぶ期間に基づいております。	(3) 長期前払費用 定額法によっております。
3　引当金の計上基準 (1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については、財務内容評価法により計上しております。	3　引当金の計上基準 (1) 貸倒引当金 同左	4　引当金の計上基準 (1) 貸倒引当金 同左
(2) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 なお、数理計算上の差異は当会計年度で一括費用処理しております。	(2) 退職給付引当金 同左	(2) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当会計期間末において発生していると認められる額を計上しております。 なお、数理計算上の差異は当会計年度で一括費用処理しております。

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前事業年度 （自　平成14年１月１日 至　平成14年12月31日）
4　外貨建ての資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	4　外貨建ての資産及び負債の本邦通貨への換算基準 同左	5　外貨建ての資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
5　重要なヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建金銭債権債務 (3) ヘッジ方針 内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。 (4) ヘッジ有効性評価の方法 有効性の評価については、決算日（含む中間決算日）及び決済日（為替予約の実行日）に予約レートと同日の直物相場によるレート比較により評価を行っております。	5　重要なヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左	6　重要なヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左
6　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	6　リース取引の処理方法 同左	7　リース取引の処理方法 同左
7　その他中間財務諸表作成のための基本となる事項 消費税等の会計処理について 税抜方式によっております。	7　その他中間財務諸表作成のための基本となる事項 同左	8　消費税等の処理方法 税抜方式によっております。

追加情報

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）
――――――	（中間貸借対照表） 中間財務諸表等規則の改正により当中間会計期間から「資本準備金」は「資本剰余金」の内訳として、「中間未処理損失」は「利益剰余金」の内訳として表示しております。 （自己株式及び法定準備金取崩等に関する会計基準） 当中間会計期間から「企業会計基準第１号　自己株式及び法定準備金の取崩等に関する会計基準」（平成14年２月21日　企業会計基準委員会）を適用しております。 この変更に伴う損益に与える影響はありません。

表示方法の変更

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）
――――――	（中間貸借対照表） 前中間会計期間において投資その他の資産の「その他」に含めて表示しておりました「関係会社長期貸付金」（前中間会計期間 307,925千円）については、資産総額の100分の５超となったため、当中間会計期間より区分掲記しております。

会計方針の変更

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前事業年度 （自　平成14年１月１日 至　平成14年12月31日）
――――――	課金システムに係るデータ処理料は、従来、販売費及び一般管理費に計上しておりましたが、当期より売上原価に計上する方法に変更しております。 この変更は、出資関係のない運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行ったものであります。 この変更により、従来の方法によった場合と比較して売上総利益は611,424千円減少しておりますが、営業利益、経常利益及び税引前当期純利益に与える影響はありません。	――――――

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成14年６月30日）	当中間会計期間末 （平成15年６月30日）	前事業年度末 （平成14年12月31日）
※１　有形固定資産の減価償却累計額 158,455千円 ※２　消費税等の取扱 仮払消費税等及び仮受消費税等は相殺のうえ、流動負債のその他に含めて表示しております。 ３　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　672,942千円 摘要　銀行借入保証 ――――――	※１　有形固定資産の減価償却累計額 256,560千円 ※２　消費税等の取扱 仮払消費税等及び仮受消費税等は相殺のうえ、流動資産のその他に含めて表示しております。 ３　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　144,291千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　603,539千円 摘要　銀行借入保証 ４　担保資産 プロジェクトファイナンスによる借入金の担保として、貸付対象会社である当社が所有する資産を担保に供しております。 対象となる主要な資産の当中間連結期間末の簿価は次のとおりであります。 預金　1,745,371千円 建物及び構築物　660,889 土地　429,042 関係会社株式　52,924,573 計　55,759,875千円 ※５　発行済株式総数 普通株式 4,684,535.74株	※１　有形固定資産の減価償却累計額 202,174千円 ―――――― ３　保証債務 被保証先　㈱ケーブルテレビ神戸 金額　145,455千円 摘要　銀行借入保証 被保証先　関西ケーブルネット㈱ 金額　650,778千円 摘要　銀行借入保証 ――――――

(中間損益計算書関係)

前中間会計期間 (自　平成14年1月1日 至　平成14年6月30日)	当中間会計期間 (自　平成15年1月1日 至　平成15年6月30日)	前事業年度 (自　平成14年1月1日 至　平成14年12月31日)
※1　営業外収益の主要項目 受取利息　1,116,039千円	※1　営業外収益の主要項目 受取利息　1,891,088千円	※1　営業外収益の主要項目 受取利息　2,372,730千円
※2　営業外費用の主要項目 支払利息　824,526千円 支払保証料　538,310千円	※2　営業外費用の主要項目 支払利息　1,785,052千円 長期前払費用償却費　253,367千円 支払保証料　156,238千円	※2　営業外費用の主要項目 支払利息　1,783,030千円 支払保証料　1,059,799千円
※3　―	※3　特別利益の主要項目 商品不具合に係る補償収入 46,948千円	※3　―
※4　特別損失の主要項目 転籍者に係る退職給付引当金不足額繰入 92,146千円 関係会社株式評価損 26,724千円	※4　―	※4　特別損失の主要項目 転籍者に係る退職給付引当金不足額繰入 92,146千円 投資有価証券処分損 21,592千円 商品廃棄損 24,636千円
※5　減価償却実施額 有形固定資産　39,116千円 無形固定資産　43,076千円	※5　減価償却実施額 有形固定資産　54,386千円 無形固定資産　141,170千円	※5　減価償却実施額 有形固定資産　82,835千円 無形固定資産　111,048千円

（リース取引関係）

前中間会計期間（自　平成14年1月1日　至　平成14年6月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係る注記

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
有形固定資産（車輌運搬具）	1,842	384	1,458
有形固定資産（工具・器具及び備品）	663,689	278,888	384,800
無形固定資産	95,515	32,073	63,441
合計	761,047	311,346	449,700

(2) 未経過リース料中間期末残高相当額

一年内	155,459千円
一年超	304,558
合計	460,017

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	86,818千円
減価償却費相当額	79,335
支払利息相当額	8,279

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

当中間会計期間（自　平成15年1月1日　至　平成15年6月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1．借主側

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額（関係会社への転貸分を除く）

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
有形固定資産（車輌運搬具）	1,845	754	1,091
有形固定資産（工具・器具及び備品）	657,110	301,249	355,861
無形固定資産	98,515	52,346	46,168
合計	757,470	354,350	403,120

(2) 未経過リース料中間期末残高相当額（関係会社への転貸分を含む）

一年内	674,343千円
一年超	1,763,594
合計	2,437,937

(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く）

支払リース料	97,672千円
減価償却費相当額	89,705
支払利息相当額	8,724

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

2．貸主側（関係会社への転貸）

未経過リース料中間期末残高相当額

一年内	510,252千円
一年超	1,512,468
合計	2,022,720

前事業年度（自　平成14年1月1日　至　平成14年12月31日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1．借主側

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額（関係会社への転貸分を除く）

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
有形固定資産（車輌運搬具）	1,845	569	1,275
有形固定資産（工具・器具及び備品）	669,402	274,213	395,189
無形固定資産	98,515	42,135	56,379
合計	769,763	316,918	452,844

(2) 未経過リース料期末残高相当額（関係会社への転貸分を含む）

一年内	610,010千円
一年超	1,714,972
合計	2,324,983

(3) 支払リース料、減価償却費相当額及び支払利息相当額（関係会社への転貸分を除く）

支払リース料	181,436千円
減価償却費相当額	166,116
支払利息相当額	17,329

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

2．貸主側（関係会社への転貸）

未経過リース料期末残高相当額

一年内	440,680千円
一年超	1,419,926
合計	1,860,606

（有価証券関係）

前中間会計期間（平成14年６月30日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

当中間会計期間（平成15年６月30日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

前事業年度（平成14年12月31日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

（1株当たり情報）

前中間会計期間 （自　平成14年1月1日 至　平成14年6月30日）	当中間会計期間 （自　平成15年1月1日 至　平成15年6月30日）	前事業年度 （自　平成14年1月1日 至　平成14年12月31日）
1株当たり純資産額　8,389.87円 1株当たり中間純利益　17.19円 なお、潜在株式調整後1株当たり中間純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。	1株当たり純資産額　14,006.90円 1株当たり中間純利益　68.17円 なお、潜在株式調整後1株当たり中間純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。 （追加情報） 当中間会計期間から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。 なお、同会計基準及び適用指針を前会計年度及び前中間会計期間に適用して算定した場合の1株当たり情報については、影響はありません。	1株当たり純資産額　8,406.57円 1株当たり当期純利益　32.82円 なお、潜在株式調整後1株当たり当期純利益については、当社株式は非上場であり、かつ店頭登録もしておりませんので、記載しておりません。

（重要な後発事象）

前中間会計期間 （自　平成14年１月１日 至　平成14年６月30日）	当中間会計期間 （自　平成15年１月１日 至　平成15年６月30日）	前事業年度 （自　平成14年１月１日 至　平成14年12月31日）
ストックオプションの決議 　平成14年７月８日開催の臨時株主総会において，当社の取締役、監査役及び従業員並びに当社の子会社及び関連会社の取締役、監査役及び従業員に対して、ストックオプションを付与することを決議しました。 　この詳細については「第４　提出会社の状況１　株式等の状況(2) 新株予約権等の状況①新株予約権」に記載しております。	――――――	１　プロジェクトファイナンスによる借入の合意 　平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社との劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。 　重要な担保提供資産の種類は下記のとおりです。 　関係会社株式（但し対象会社部分）、建物、土地、その他。 ２　株式の公開買付 　当社の発行済株式総数の36.28%を有する株主であるリバティ・メディア・インターナショナル・インクがその子会社である公開買付者を通じて、住友商事㈱から当社株式を買い付けることにより、証券取引法に基づく公開買付を実施致しました。 　平成15年３月28日現在の新株主構成は下記の通りです。 リバティメディアグループ　44.28% 住友商事㈱　28.35% Microsoft Holdings V, Inc　15.39% 日興シティ信託銀行㈱　7.71% 三井物産㈱　2.00% 松下電器産業㈱　2.00% リー　ダニエルズ　0.27% 　100.00%

(2) 【その他】

該当事項はありません。

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

有価証券報告書 及びその添付書類	事業年度 （第９期）	自　平成14年１月１日 至　平成14年12月31日	平成15年３月28日 関東財務局長に提出
訂正報告書	上記に係る訂正報告書であります。		平成15年４月11日 関東財務局長に提出
有価証券届出書 及びその添付書類			平成15年５月１日 関東財務局長に提出

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

中　間　監　査　報　告　書

平成14年９月27日

株式会社ジュピターテレコム
　代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員 関与社員	公認会計士	野	口	征 二 郎	㊞
関与社員	公認会計士	水	谷	英	滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの連結会計年度の中間連結会計期間（平成14年１月１日から平成14年６月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成14年６月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成14年１月１日から平成14年６月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中間監査報告書

平成15年９月26日

株式会社ジュピターテレコム

代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員 関与社員	公認会計士	野　口　征 二 郎	㊞
代表社員 関与社員	公認会計士	水　谷　英　滋	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年１月１日から平成15年12月31日までの連結会計年度の中間連結会計期間(平成15年１月１日から平成15年６月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社ジュピターテレコム及び連結子会社の平成15年６月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成15年１月１日から平成15年６月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中 間 監 査 報 告 書

平成14年9月27日

株式会社ジュピターテレコム

代表取締役社長　石　橋　庸　敏　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征 二 郎　㊞

関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成14年１月１日から平成14年12月31日までの第９期事業年度の中間会計期間(平成14年１月１日から平成14年６月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が株式会社ジュピターテレコムの平成14年６月30日現在の財政状態及び同日をもって終了する中間会計期間(平成14年１月１日から平成14年６月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中間監査報告書

平成15年９月26日

株式会社ジュピターテレコム

代表取締役社長　森　泉　知　行　殿

朝日監査法人

代表社員
関与社員　公認会計士　野　口　征二郎　㊞

代表社員
関与社員　公認会計士　水　谷　英　滋　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ジュピターテレコムの平成15年１月１日から平成15年12月31日までの第10期事業年度の中間会計期間(平成15年１月１日から平成15年６月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、下記事項を除き前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

記

会計方針の変更に記載のとおり、会社は従来、課金システムに係るデータ処理料を販売費及び一般管理費に計上していたが、当期より売上原価に計上する方法に変更した。この変更は、出資関係の無い運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行われたものであり、正当な理由に基づく変更と認めた。この変更により、従来の方法によった場合と比較して売上総利益は611,424千円減少しているが、営業利益、経常利益及び税引前当期純利益に与える影響はない。

よって、当監査法人は、上記の中間財務諸表が株式会社ジュピターテレコムの平成15年６月30日現在の財政状態及び同日をもって終了する中間会計期間(平成15年１月１日から平成15年６月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

第四部　提出会社の保証会社等の情報

該当事項はありません。

第五部　特別情報

該当事項はありません。

臨時株主総会議事録

２００３年１０月３日
株式会社ジュピターテレコム

原本と相違ないことを証明致します。

平成15年10月7日

株式会社ジュピターテレコム
代表取締役　　　森泉　知行

臨時株主総会議事録

平成15年10月3日午前9時30分より、東京都豊島区東池袋4丁目41番24号、当社本店会議室において臨時株主総会を開催した。

平成15年10月3日現在	
当社の株主総数	11名
この有する議決権の総数	4,684,535個
発行済株式総数	4,684,535.74株
出席株主数	9名
(議決権行使書提出による出席株主8名を含む)	
この有する議決権の総数	4,370,555個
(議決権行使書提出による株主の議決権2,879,898個を含む)	

以上のとおり株主の出席があったので、定款の規定により代表取締役社長森泉 知行は議長席につき、本株主総会は適法に成立したので開会する旨を宣し、直ちに議事に入った。

決議事項

第1号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

議長は、本総会の第1号議案は、商法第280条ノ19及び第280条ノ21の規定に基づき、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員の当社の業績向上に対する意欲や士気を一層高めることを目的として、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して、別紙記載の要領により特に有利な条件をもって新株予約権を発行することについて審議承認することである旨説明し、これを議場に諮ったところ、満場一致をもって、第1号議案は、原案のとおり承認可決された。

第2号議案　定款一部変更の件

議長は、本店を諸般の事情により移転する必要が生じた旨を詳細に説明し、平成16年2月16日(月)をもって定款第3条を下記のとおり変更したい旨を説明し、その賛否を議場に諮ったところ、原案のとおり満場一致により承認可決された。

記

現行	変更案
第3条(本店の所在地) 当会社は、本店を東京都豊島区に置く。	第3条(本店の所在地) 当会社は、本店を東京都港区に置く。

第３号議案　取締役１名選任の件

議長は、上記議案の付議を宣し、取締役ヘンリー・ヴィジル氏が本総会終結の時をもって取締役を辞任したい旨の申し出があったので、補欠として後任の新任取締役候補としてサルマン・ウラー氏(経歴書添付)を選任願いたい旨を説明、その賛否を諮ったところ、満場一致をもって承認可決した。なお、サルマン・ウラー氏からは予め就任承諾書を受領している。

以上をもって本総会の全議案の審議を終了したので、議長は午前10時00分閉会を宣した。

以上の決議を明確にするため、ここに議事録を作成し、議長及び出席取締役が記名捺印する。

平成15年10月3日

株式会社ジュピターテレコム

(議長)　　代表取締役　森泉　知行

出席取締役　グレゴリー　アームストロング

出席取締役　庄子　　進

(別紙)

(1)　新株予約権の割当を受ける者

当社及び下記に掲げる当社の子会社又は関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てる。以下、新株予約権の割当を受ける者を「割当対象者」という。

記

株式会社ジェイコム札幌
株式会社ジェイコム関東
株式会社ジェイコム東京
株式会社ジェイコム湘南
株式会社木更津ケーブルテレビ
株式会社ジェイコム群馬
土浦ケーブルテレビ株式会社
浦和ケーブルテレビネットワーク株式会社
株式会社メディアさいたま
株式会社ケーブルネットワークやちよ
株式会社スーパーネットワークユー
株式会社ジェイコム関西
北摂ケーブルネット株式会社
株式会社ケーブルネット神戸芦屋
株式会社ケーブルビジョン二十一
福岡ケーブルネットワーク株式会社
株式会社ジェイコム北九州
株式会社ケーブルネット下関

(2)　新株予約権の目的たる株式の種類及び数

当社普通株式 59,172 株を上限とする。
なお、当社が株式の分割又は併合を行う場合には、次の算式により新株予約権の目的たる株式数を調整し、調整の結果生じる 1 株未満の端数は、これを切り捨てる。

調整後株式数＝調整前株式数×分割(又は併合)の比率

但し、上記株式数の調整は、その時点で割当対象者が行使していない新株予約権の目的たる株式数についてのみ行われるものとする。

(3)　発行する新株予約権の総数

9,862 個(新株予約権 1 個あたりの目的たる株式数 6 株)とする。但し、上記(2)の規定に従い新株予約権の目的たる株式数の調整を行った場合には、新株予約権 1 個あたりの目的たる株式数についても同様の調整を行うものとする。

(4)　新株予約権の発行価額

無償とする。

(5)　新株予約権行使時に払込みをなすべき金額

各新株予約権の行使に際して払込みをなすべき金額は、下記①及び②により決定される1株あたりの権利行使価額に、上記(3)に定める新株予約権1個あたりの目的たる株式数(上記(3)但書の規定に従い調整を行った場合は、調整後の株式数)を乗じた金額とする。

① 当初の権利行使価額は92,000円とする。但し、当社の国内における新規株式公開(下記(7)①に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。
② 当社が株式の分割又は併合を行う場合には、次の算式により権利行使価額を調整し、調整の結果生じる1円未満の端数は、これを切り捨てる。

$$調整後権利行使価額 = 調整前権利行使価額 \times \frac{1}{分割(又は併合)の比率}$$

(6)　新株予約権の権利行使期間

平成15年12月12日から平成24年8月23日まで。

(7)　新株予約権の行使の条件

① 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、新株予約権を行使することができる。
② 新株予約権は、下記⑥の場合を除き、割当対象者に限り行使することができる。
③ 割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成16年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができる。なお以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とする。
(ア) 平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができる。
(イ) 平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができる。
(ウ) 平成18年9月12日から平成19年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができる。
(エ) 平成19年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができる。
④ 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成17年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができる。

⑤ 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記③及び④の定めにかかわらず、下記⑧記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとする。

⑥ 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めるが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記⑧記載の「新株予約権割当契約」に定めるところによるものとする。

⑦ 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的たる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとする。

⑧ 上記の他、割当対象者が当社又は当社グループ事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及びその細目については、平成15年9月18日開催の取締役会決議及び本株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによる。

(8) 新株予約権の消却事由及び条件

① 新株予約権発行後、当社が消滅会社となる合併、又は当社が完全子会社となる株式交換若しくは株式移転が行われる場合、取締役会決議をもって新株予約権の全部を無償で消却することができる。

② 新株予約権者が新株予約権を行使する前に上記(7)⑧記載の「新株予約権割当契約」に定めるところにより新株予約権を行使できなくなった場合、取締役会決議をもって当該未行使の新株予約権を無償で消却することができる。

(9) 新株予約権の譲渡制限

新株予約権を譲渡するには取締役会の承認を要する。

第 3 号議案 取締役ヘンリー・ヴィジル辞任に伴い取締役1名選任の件

本総会終結の時をもって取締役ヘンリー・ヴィジル辞任のため、取締役 1 名を選任する。取締役候補者は次のとおり。

Candidates for Directors

役名及び職名	氏名 (生年月日)	略歴	
取締役	サルマン・ウラー氏 (1964年 1月 15日生)	1989年	ヴァージニア大学 理論物理学研究・従事
		1991年	シカゴ大学 理論物理学研究・従事
		1993年2月	マッキンゼー・アンド・カンパニー社 エンゲージメント マネージャー
		1997年5月	マイクロソフト社　コーポレートデベロップメント シニア・ディレクター
		2001年5月	当社取締役就任
		2002年7月	マイクロソフト社 コーポレートストラテジー ゼネラル・マネージャー(現在)

取締役会議事録

２００３年９月１８日
株式会社ジュピターテレコム

原本と相違ないことを証明致します。

平成15年10月7日

株式会社ジュピターテレコム
代表取締役　　　森泉　知行

取締役会議事録

１．日時　　平成１５年９月１８日（木曜日）　午後３時３０分

２．開催場所

東京都練馬区高野台五丁目22番1号　ジェイコム東京本店会議室

３．出席取締役及び監査役

取締役　　１０名（取締役総数　１３名）
監査役　　　３名（監査役総数　　４名）

４．議長　　代表取締役社長　森泉 知行

５．決議事項

第1号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

議長は、平成15年10月3日開催予定の当社臨時株主総会における第1号議案(当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件)が可決されることを条件として、平成15年12月11日、別紙1記載の要領により、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して、それぞれと添付1の新株予約権割当契約書(管理職用)又は添付2の新株予約権割当契約書(非管理職用)の様式による新株予約権割当契約を同日までに締結の上、特に有利な条件をもって新株予約権を発行したい旨説明し、これを議場に諮ったところ、満場一致をもって、本議案は、原案のとおり承認可決された。

なお、取締役森泉知行、吉田幸弘、中井戸信英、吉井伸吾は当該新株予約権の割当を受ける者に含まれており、本議案につき特別利害関係を有しているので、この決議に参加せず、また定足数算定の基礎にも算入されない。

第2号議案　本店移転の件

議長は、平成15年10月3日開催予定の当社臨時株主総会における第2号議案(定款一部変更の件)が可決されることを条件として、本店移転の時期及び本店の具体的な所在場所を次のとおりとしたい旨提案し、議場に諮ったところ、満場一致をもってこれを承認可決した。

1.　移　転　日：平成１６年2月１６日(月)
2.　新所在場所：東京都港区芝大門一丁目１番３０号 芝NBFタワー（８階及び９階）

第3号議案　取締役候補選任の件

議長は、平成15年10月3日開催予定の当社臨時株主総会の終結をもって、取締役ヘンリー・ヴィジル氏が辞任するので、その後任の取締役候補としてサルマン・ウラー氏を選任したい旨提案し、議場に諮ったところ、満場一致をもってこれを承認可決した。

第４号議案　臨時株主総会開催に関する件

議長は、下記の要領で臨時株主総会を開催したい旨の提案を行うとともに、下記臨時株主総会に出席できない株主が書面を以ってその議決権を行使できるようにしたい旨を述べ、その承認をもとめたところ、満場一致をもって当議案は承認可決された。

記

1. 日　　時　　平成15年10月3日（金曜日）午前9時30分

2. 場　　所　　当社本店会議室

3. 会議の目的　　第１号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

当社及び当社の子会社又は関連会社の取締役、監査役及び従業員の当社の業績向上に対する意欲や士気を一層高めることを目的として、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して、別紙１記載の要領により特に有利な条件をもって新株予約権を発行すること。

第２号議案　定款一部変更の件

平成１６年２月１６日(月)をもって定款第３条を下記のとおり変更すること。

記

現行	変更案
第３条（本店の所在地） 当会社は、本店を東京都豊島区に置く。	第３条（本店の所在地） 当会社は、本店を東京都港区に置く。

第３号議案　取締役１名選任の件

取締役ヘンリー・ヴィジルの辞任に伴い、その後任としてサルマン・ウラー氏（経歴書添付）を取締役に選任すること

６．閉会　　午後４時００分

本取締役会の経過及び結果を明らかにするため本議事録を作成し、出席した取締役及び監査役は記名捺印する。

平成１５年９月１８日

株式会社ジュピターテレコム

（議長）　　代表取締役　森泉　知行

出席取締役　グレゴリー・アームストロング

出席取締役　吉田　幸弘

出席取締役　庄子　　進

出席取締役　平山　泰史

出席取締役　吉井　伸吾

出席取締役　青木　二仁

出席取締役　ミランダ・カーチス

出席取締役　グラハム・ホリス

出席取締役　西村　泰重

出席監査役　松本　征夫

出席監査役　林　　正俊

出席監査役　ダリル・ドーリントン

(別紙)

(1) 新株予約権の割当を受ける者

当社及び下記に掲げる当社の子会社又は関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てる。以下、新株予約権の割当を受ける者を「割当対象者」という。

記

株式会社ジェイコム札幌
株式会社ジェイコム関東
株式会社ジェイコム東京
株式会社ジェイコム湘南
株式会社木更津ケーブルテレビ
株式会社ジェイコム群馬
土浦ケーブルテレビ株式会社
浦和ケーブルテレビネットワーク株式会社
株式会社メディアさいたま
株式会社ケーブルネットワークやちよ
株式会社スーパーネットワークユー
株式会社ジェイコム関西
北摂ケーブルネット株式会社
株式会社ケーブルネット神戸芦屋
株式会社ケーブルビジョン二十一
福岡ケーブルネットワーク株式会社
株式会社ジェイコム北九州
株式会社ケーブルネット下関

(2) 新株予約権の目的たる株式の種類及び数

当社普通株式 41,958 株を上限とする。

なお、当社が株式の分割又は併合を行う場合には、次の算式により新株予約権の目的たる株式数を調整し、調整の結果生じる 1 株未満の端数は、これを切り捨てる。

調整後株式数＝調整前株式数×分割(又は併合)の比率

但し、上記株式数の調整は、その時点で割当対象者が行使していない新株予約権の目的たる株式数についてのみ行われるものとする。

(3) 発行する新株予約権の総数

6,993 個(新株予約権 1 個あたりの目的たる株式数 6 株)とする。但し、上記(2)の規定に従い新株予約権の目的たる株式数の調整を行った場合には、新株予約権 1 個あたりの目的たる株式数についても同様の調整を行うものとする。

(4) 新株予約権の発行価額

無償とする。

(5) 新株予約権行使時に払込みをなすべき金額

各新株予約権の行使に際して払込みをなすべき金額は、下記①及び②により決定される 1 株あたりの権利行使価額に、上記(3)に定める新株予約権 1 個あたりの目的たる株式数(上

記(3)但書の規定に従い調整を行った場合は、調整後の株式数)を乗じた金額とする。

① 当初の権利行使価額は92,000円とする。但し、当社の国内における新規株式公開(下記(7)①に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。
② 当社が株式の分割又は併合を行う場合には、次の算式により権利行使価額を調整し、調整の結果生じる1円未満の端数は、これを切り捨てる。

$$調整後権利行使価額 = 調整前権利行使価額 \times \frac{1}{分割(又は併合)の比率}$$

(6) 新株予約権の権利行使期間

平成15年12月12日から平成24年8月23日まで。

(7) 新株予約権の行使の条件

① 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、新株予約権を行使することができる。
② 新株予約権は、下記⑥の場合を除き、割当対象者に限り行使することができる。
③ 割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成16年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができる。なお以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とする。
 (ア) 平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができる。
 (イ) 平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができる。
 (ウ) 平成18年9月12日から平成19年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができる。
 (エ) 平成19年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができる。
④ 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成17年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができる。
⑤ 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記③及び④の定めにかかわらず、下記⑧記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとする。
⑥ 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めるが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記⑧記載の「新株予約権割当契約」に定めるところによるものとする。
⑦ 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的

たる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとする。

⑧ 上記の他、割当対象者が当社又は当社グループ事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及びその細目については、本取締役会決議及び平成15年10月3開催の株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによる。

(8) 新株予約権の消却事由及び条件

① 新株予約権発行後、当社が消滅会社となる合併、又は当社が完全子会社となる株式交換若しくは株式移転が行われる場合、取締役会決議をもって新株予約権の全部を無償で消却することができる。

② 新株予約権者が新株予約権を行使する前に上記(7)⑧記載の「新株予約権割当契約」に定めるところにより新株予約権を行使できなくなった場合、取締役会決議をもって当該未行使の新株予約権を無償で消却することができる。

(9) 新株予約権の譲渡制限

新株予約権を譲渡するには取締役会の承認を要する。

(1) 新株予約権の割当を受ける者、割り当てる新株予約権の数、及び発行条件

別紙3「割当対象者名簿」記載の、当社の取締役1名、監査役2名及び従業員499名、並びに当社の子会社又は関連会社の取締役11名、監査役1名及び従業員234名の合計748名に対して、以下の(2)から(14)までの条件で、それぞれ別紙3「割当対象者名簿」に記載する数の新株予約権を割り当てる。以下、新株予約権の割当を受ける者を「割当対象者」という。

(2) 新株予約権の目的たる株式の種類及び数

当社普通株式41,958株を上限とする。

なお、当社が株式の分割又は併合を行う場合には、次の算式により新株予約権の目的たる株式数を調整し、調整の結果生じる1株未満の端数は、これを切り捨てる。

調整後株式数＝調整前株式数×分割(又は併合)の比率

但し、上記株式数の調整は、その時点で割当対象者が行使していない新株予約権の目的たる株式数についてのみ行われるものとする。

(3) 発行する新株予約権の総数

6,993個(新株予約権1個あたりの目的たる株式数6株)とする。但し、上記(2)の規定に従い新株予約権の目的たる株式数の調整を行った場合には、新株予約権1個あたりの目的たる株式数についても同様の調整を行うものとする。

(4) 新株予約権の発行価額及び発行日

新株予約権の発行価額は無償とし、新株予約権の発行日は平成15年12月11日とする。

(5) 新株予約権行使時に払込みをなすべき金額

各新株予約権の行使に際して払込みをなすべき金額は、下記①及び②により決定される1株あたりの権利行使価額に、上記(3)に定める新株予約権1個あたりの目的たる株式数(上記(3)但書の規定に従い調整を行った場合は、調整後の株式数)を乗じた金額とする。

① 当初の権利行使価額は92,000円とする。但し、当社の国内における新規株式公開(下記(7)①に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。

② 当社が株式の分割又は併合を行う場合には、次の算式により権利行使価額を調整し、調整の結果生じる1円未満の端数は、これを切り捨てる。

$$\text{調整後権利行使価額} = \text{調整前権利行使価額} \times \frac{1}{\text{分割(又は併合)の比率}}$$

(6) 新株予約権の権利行使期間

平成15年12月12日から平成24年8月23日まで。

(7) 新株予約権の行使の条件

① 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、又は

いずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、新株予約権を行使することができる。

② 新株予約権は、下記⑥の場合を除き、割当対象者に限り行使することができる。

③ 割当対象者(但し、割当対象者名簿に「非管理職」として記載されている割当対象者を除く。)は、平成16年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができる。なお以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とする。

(ア) 平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができる。

(イ) 平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができる。

(ウ) 平成18年9月12日から平成19年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができる。

(エ) 平成19年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて行使することができる。

④ 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成17年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができる。

⑤ 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記③及び④の定めにかかわらず、下記⑧記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとする。

⑥ 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めるが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記⑧記載の「新株予約権割当契約」に定めるところによるものとする。

⑦ 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的たる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとする。

⑧ 上記の他、割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及びその細目については、本取締役会決議及び平成15年10月3日開催予定の当社臨時株主総会の決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによる。

(8) 新株予約権の消却事由及び条件

① 新株予約権発行後、当社が消滅会社となる合併、又は当社が完全子会社となる株式交換若しくは株式移転が行われる場合、取締役会決議をもって新株予約権の全部を無償で消却することができる。

② 新株予約権者が新株予約権を行使する前に上記(7)⑧記載の「新株予約権割当契約」に定めるところにより新株予約権を行使できなくなった場合、取締役会決議をもって当該未行使の新株予約権を無償で消却することができる。

(9) 新株予約権の譲渡制限

新株予約権を譲渡するには取締役会の承認を要する。

(10)　新株予約権証券の発行

新株予約権者の請求があるときに限り、新株予約権証券を発行する。

(11)　新株予約権の行使により新株を発行する場合の当該株式の発行価額中資本に組み入れない額

権利行使価額（但し、権利行使価額について調整が行なわれた場合は、調整後の権利行使価額）の2分の1とし、計算の結果、1円未満の端数が生じた場合は、その端数を切り捨てた額とする。

(12)　新株予約権の行使により新株を発行する場合の当該株式に対する配当起算日

新株予約権の行使により新株を発行する場合の当該株式に対する最初の利益配当金又は中間配当金については、新株予約権の行使が毎年1月1日から6月30日までになされたときは当該年の1月1日に、毎年7月1日から12月31日までになされたときは当該年の7月1日に、それぞれ株式の発行があったものとみなしてこれを支払う。

(13)　払込を取扱う銀行及びその取扱場所

住友信託銀行株式会社 東京営業部
東京都千代田区丸の内一丁目4番4号

役員

取締役,監査役	6名		（合計	4,490 単位）	
氏　名	単位数	氏　名	単位数	氏　名	単位数
森泉 知行	1,980	吉田 幸弘	1,980	中井戸　信英	150
吉井　伸吾	150	Sanjay Chheda	150	林　正俊	80

JT従業員

従業員合計	465 名	2,234 単位

従業員(管理職)	143 名		(合計		1,912 単位)
氏名	単位数	氏名	単位数	氏名	単位数
加藤 徹	198	川端 雅和	100	伊藤 聰	98
入江 徳次	98	櫻井 隆	98	高橋 進	98
黒川 裕夫	76	畠山 靖男	76	林 尚樹	76
平田 義	76	武田 敦	50	谷脇 繁樹	50
中川 優	50	上田 哲弘	50	髙橋 眞理	26
上村 忠	26	黒木 正博	16	板東 茂	16
宮田 政志	16	長瀬 徹	16	岩崎 賢一	16
平川 公士	16	森戸 祐一	10	山本 智史	10
脇阪 博人	10	藤本 法秀	8	江間 忠	8
柳沢 雅之	8	松永 高明	8	北川 実	8
甘利 匠	8	窪田 鉄郎	8	阪口 守利	8
鎌田 賢一	6	小俣 仁志	6	吉田 功一	6
新谷 卓史	6	松本 佳之	6	河村 幸治	6
羽倉 千重子	6	田中 龍一郎	6	田中 正則	6
田北 忠友	6	鷲巣 功	5	内山 智詞	5
鶴田 健司	5	中島 隆志	5	長谷川 陽治	5
粟津 昌典	5	織田 茂	5	横内 智実	5
山手 伸祐	5	川端 功	5	赤城 真也	5
由布 光紀	5	川村 美津子	5	牛房 由美	5
山田 研	5	赤井澤 康昭	5	阿部 太	5
森 昭修	5	武田 正光	5	平野 進	5
上林 元昭	5	松野 紀志人	5	馬﨑 浩一	5
鴻江 和久	5	三木 信裕	5	西田 秀史	5
高木 直子	5	郡司 卓宗	5	松原 本琪	5
方城 まちこ	5	根本 伸広	5	遠藤 久	5
渡部 城次	5	佐々木 俊英	5	中西 亮太	5
大西 崇之	5	塚本 成保	5	尾崎 圭	5
川村 豊	5	前田 泰洋	5	山村 聡	5
内山 富士夫	5	上島 真二	5	松元 堅一	5
國井 正三	5	竹生 信	5	鈴木 健司	5
林 紀満	5	雨尾 俊英	5	山田 耕司	5
森竹 大輔	5	吉村 大二	5	樫本 雅徳	5
山口 和正	5	駒崎 涼太郎	5	下村 典子	5
中島 良昭	5	小林 勝	5	黒田 敬一	5
上田 康夫	5	加藤 勝一	5	田邉 直樹	5
沼 健一郎	5	溝口 和之	5	佐藤 孝洋	5
田中 俊紀	5	藤波 源太	5	乙部 玲治	5
大木 美子	5	仲川 光弘	5	三松 健志	5
熊谷 利恵	5	山本 周	2	大林 秀和	2
菊池 孝太郎	2	橋本 祐一	2	大関 啓二	2
吉澤 克也	2	馬橋 聖明	2	立枕 浩実	2
山口 英二	2	雲田 誠史	2	亀井 啓充	2
渡邊 典昭	2	野橋 和弘	2	石原 哲也	2
東條 由美	2	菊川 義章	2	木村 亜弓	2
渡部 誠司	2	草竹 薫	2	茶谷 尚土	2
堀士 裕芳	2	江原 司	2	松森 英治	2
井上 剛	2	浅野 晃一	2	粂野 靖男	2
加藤 昭朗	2	青木 穂	2		

従業員(非管理職)	322 名				322 単位)
氏名	単位数	氏名	単位数	氏名	単位数
尾上 彩子	1	齋藤 陽二	1	浅倉 芳典	1

中村 亜利沙	1	吉田 圭吾	1	小嶋 大輔	1
東 晃平	1	鈴木 晶子	1	平井 智士豪	1
大谷 知樹	1	藤田 恭史	1	香月 敬一	1
左地 弘枝	1	西浦 恒	1	原田 英和	1
古沢 優子	1	水本 省二	1	宮東 正裕	1
箕浦 千恵	1	矢野 千香子	1	松村 多恵子	1
山岡 直弘	1	皆川 悟	1	石田 英之	1
浦川 直行	1	高名 宏治	1	増田 光利	1
西谷 裕	1	名倉 守	1	石田 博康	1
久保川 孝則	1	居嶋 昌弘	1	我妻 勝利	1
成松 亮	1	石井 義浩	1	今泉 有加里	1
山上 巧	1	山田 明彦	1	澤野 勉	1
小野木 啓	1	小村 俊太	1	清澤 正	1
田子 剛人	1	明田 将博	1	乾 耕三	1
嶋田 治樹	1	大澤 拓矢	1	河野 渡	1
渋谷 雄一郎	1	敦賀 丈仁	1	市川 華子	1
羽富 修	1	仁科 圭介	1	大西 賢	1
公平 政美	1	川人 育江	1	入澤 亜具里	1
熊切 千帆	1	堀口 正一	1	清水 晃	1
榎本 恵美	1	椛山 正義	1	永瀬 鉄平	1
森元 優子	1	佐野 ゆう子	1	尾上 英之	1
大迫 恵美	1	小林 由香	1	谷口 浩樹	1
松本 恭彰	1	深井 明彦	1	久保田　淳一	1
阪上 愛	1	穂積 夕佳	1	永瀬 健司	1
山本 久美子	1	辰野　文夫	1	岡本 賢司	1
東 良子	1	松﨑　純一	1	平馬 新	1
西川 忠道	1	伊波　竜広	1	平賀 博孝	1
廣渡 みち恵	1	片本　勝信	1	鈴木　貴弘	1
藤崎 義人	1	笹尾　明	1	岩佐　有子	1
高杉 亜希子	1	塚中　太作	1	辻　俊博	1
江藤 友紀	1	利川　和也	1	石井　伸幸	1
嶋田 弘志	1	赤木　寛枝	1	山城　公人	1
白石 未来	1	重松　義隆	1	三ツ木　麻子	1
山﨑 信義	1	吉村 亜矢子	1	朝井 拓二	1
笠岡 大和	1	松村 信明	1	村田 憲	1
中谷 清美	1	富岡 洋平	1	中島 港人	1
藏満 武志	1	山﨑 幸太郎	1	田口 高顕	1
中嶋 英雄	1	遠藤 憲和	1	横山 克也	1
徳田 寛之	1	岩並 淳	1	寺尾 弘一	1
中尾 太来真	1	小津 立子	1	荻野 泰司	1
佐藤 義則	1	小坂 道直	1	新田 清子	1
辻 亨	1	田中 景子	1	山本 昌人	1
坂本 真理	1	伊與久 佳恵	1	岡田 久司	1
船奥 昌弘	1	島橋 德生	1	植田 誠	1
橋本 翼	1	中西 信人	1	金森 尚子	1
坂本 英之	1	馬返 一裕	1	飯田 幸憲	1
藤澤 いづみ	1	田表 航	1	濱田 泰成	1
菅原 秀樹	1	倉片 哲也	1	末岡 兼司	1
廣島 勝	1	小山 広資	1	森園 忠雄	1
田村 絵里香	1	兵頭 正之	1	新野 勉	1
田村 卓久	1	川村 珠生	1	髙橋 直巳	1
西出 鈴子	1	伊藤 武	1	一ノ瀬 雄仁	1
宮﨑 匡	1	石塚 高宏	1	内田 英二	1
進藤 圭太	1	佐藤 浩史	1	瀬山 充良	1
乾 ルリ	1	田口 智則	1	関口 和幸	1
高橋 優子	1	佐藤 誠	1	鈴木 秀雄	1
梅山 剛	1	吉田 知彦	1	河野 博子	1

本田 かおり	1	菊池 加織	1	佐藤 直子	1
吉田 良子	1	荒木 由美子	1	前田 耕治	1
岩崎 和子	1	岩城 克幸	1	中村 一寛	1
鈴木 琢也	1	矢代 信博	1	長辻 健史	1
遠藤 仁子	1	古田 忠雄	1	高木 伸明	1
内海 正之	1	細谷 友則	1	杉山 誠	1
佐藤 健一	1	松成 潤子	1	樋渡 哲也	1
藤木 直人	1	青木 博則	1	五十嵐 智子	1
津田 孝義	1	小木曽 恵	1	林田 亜希子	1
井上 聖基	1	愛甲 信文	1	関口 大輔	1
平川 雅途	1	藤崎 和拓	1	和嶋 秀治	1
松尾 正人	1	堀田 悦子	1	樋口健一	1
知野 真寿美	1	鈴木 亨	1	坂上 学	1
北野 隆史	1	北山 直徳	1	原田 達也	1
菅原 譲	1	宇津木 豊光	1	伊東 賢	1
立花 敏久	1	渡邊 安太郎	1	秋山 喜弘	1
坂口 武志	1	田中 保彦	1	山下 真由美	1
上杉 芳寛	1	吉田 論史	1	奥村 哲	1
木瀬 彰	1	柏倉 猛	1	山崎 享扶	1
渕上 耕治	1	岩田 隆弥	1	片岡 勝典	1
水野 実	1	畠 昌義	1	中瀬 智子	1
谷口 智政	1	宮崎 恭彦	1	井戸 明世	1
吉田 政志	1	伊東 僚一	1	米田 聡	1
入角 健也	1	藤原 將智	1	清川 智道	1
能登 哲	1	高橋 清一	1	穴井 孝史	1
長谷川 憲幸	1	武田 芳典	1	今福 崇穂	1
澤城 雄一	1	成迫 昭太	1	松田 道哉	1
鏡堂 慎	1	濱田 隆典	1	橋本 好史	1
柳井 豪	1	鈴木 祐介	1	梅尾 一輪	1
市原 系	1	岸 正彦	1	小暮 達也	1
山本 要	1	中山 尚巌	1	鷲見 恵美	1
大杉 幸代	1	松本 浩城	1	飯塚 春美	1
田中 克一	1	石田 活衛	1	野村 道子	1
齋藤 務	1	家入 寛史	1	田澤 優子	1
廣瀬 幸太	1	佐熊 英明	1	澁川 浩司	1
松本 直樹	1	樋口 一郎	1	中山 早苗	1
岩根 栄治	1	佐藤 則文	1	中村 久美恵	1
尾堂 啓	1	斉田 裕司	1	島崎 茜	1
成島 研一	1	山下 勲	1	坂入 淳子	1
瀬戸 博	1	渡辺 岳	1	森本 百合子	1
安武 大賀	1	正谷 嘉朗	1	青野 敬男	1
堀口 秀司	1	松元 範次	1	石垣 行一	1
土井 博司	1	山本 忠和	1	植木 有紀子	1
尾崎 史生	1	新垣 稔	1	藤本 朝美	1
齋藤 雄	1	中津 明広	1	梅沢 美友紀	1
坂内 博昭	1	森崎 彰	1	何谷 勝	1
國塩 文雄	1	宮ヶ原 義英	1	星野 聡	1
谷水 晃力	1	堤 英三	1	草野 智美	1
菊地 清人	1	庄司 利徳	1	中村 英貴	1
菅原 桂樹	1				

(株)ジェイコム東京 関係者） 17 名	65 単位

管理職 12 名		（合計		60 単位）	
氏　名	単位数	氏　名	単位数	氏　名	単位数
青木　恒男	6	大野　静子	16	鈴木　太郎	2
増田　稔	2	海老沢　孝一	2	金谷　巧一郎	2
浅見　英雄	5	柴田　力	5	樋山　一隆	5
洲崎　忍	5	小野沢　聡	5	加瀬　秀一	5

非管理職 5 名		（合計		5 単位）	
氏　名	単位数	氏　名	単位数	氏　名	単位数
福田　茂樹	1	吉田　勉	1	兼松　佐和子	1
小林　慶行	1	菅沼　章	1		

(㈱ジェイコム湘南 関係者)	4名	4単位

非管理職	4名	(合計		4単位)	
氏　名	単位数	氏　名	単位数	氏　名	単位数
溝口　正明	1	吉田　英雄	1	上坪　智彦	1
契約	1				

(㈱木更津ケーブルテレビ 関係者)	2名	13単位

管理職	2名	(合計	13単位)		
氏　名	単位数	氏　名	単位数	氏　名	単位数
國井　武司	8	斉藤　豊彦	5		

(株)ジェイコム群馬 関係者)	2名	4単位

管理職	2名	（合計		4単位）	
氏　名	単位数	氏　名	単位数	氏　名	単位数
高山　正一	2	八木　善啓	2		

TCT

(土浦ケーブルテレビ㈱関係者)	2名	7単位

管理職	1名	（合計			6単位）
氏　名	単位数	氏　名	単位数	氏　名	単位数
村上　善正	6				

非管理職	1名	（合計			1単位）
氏　名		氏　名	単位数	氏　名	単位数
杉浦　水香	1				

(浦和ケーブル・テレビ・ネットワーク㈱ 関係者)	11 名	26 単位

管理職	3 名	(合計		18 単位)	
氏　名	単位数	氏　名	単位数	氏　名	単位数
高篠　一昭	8	松澤　常喜	5	澤　幸孝	5

非管理職	8 名	(合計		8 単位)	
氏　名	単位数	氏　名	単位数	氏　名	単位数
今野　実緒	1	吉田　浩子	1	須藤　英雄	1
田中　聡	1	川田　恭代	1	渡辺　沙織	1
小林　慶子	1	星　恵美子	1		

(株)メディアさいたま	
関係者） 44 名	58 単位

認定支援(管理職) 2 名			(合計 16 単位)		
氏　名	単位数	氏　名	単位数	氏　名	単位数
平田　純一	8	森田　昭市	8		

認定支援(非管理職) 42 名			(合計 42 単位)		
氏　名	単位数	氏　名	単位数	氏　名	単位数
堀口　敦子	1	山田　悦子	1	田中　一章	1
小林　康則	1	米倉　浩司	1	赤木　淳一	1
瀬倉　貴光	1	住田　進	1	有本　洋一	1
長谷川　栄	1	佐藤　文吉	1	大山　久美子	1
今野　直正	1	坂主　奈津子	1	山根　一央	1
吉田　純一	1	青木　浩和	1	佐藤　大然久	1
会田　直樹	1	加藤　寛文	1	近野　瑞穂	1
富岡　喬	1	小牟田　誠一	1	田中　美玲	1
中村　真理	1	松下　和弘	1	梅村　幸一	1
小澤　由実子	1	掛川　陽平	1	新保　慶介	1
館野　直人	1	中島　啓安	1	小俣　邦夫	1
戸井　將貴	1	臼倉　美奈	1	佐藤　正晃	1
丸山　勤	1	小林　創	1	伊藤　英樹	1
渡邊　陽子	1	瀬川　大樹	1	山口　由里子	1

(株)ジェイコム関西 関係者)	15 名	20 単位

管理職	1 名	(合計	6 単位)		
氏　名	単位数	氏　名	単位数	氏　名	単位数
堀内　靖雄	6				

非管理職	14 名	(合計	14 単位)		
氏　名	単位数	氏　名	単位数	氏　名	単位数
門上　武司	1	金城　徹	1	川越　竜一	1
井上　浩二	1	小野　睦海	1	磯山　利之	1
下町　俊彦	1	藤原　直人	1	越中谷　翔	1
西岡　慎司	1	寺西　正善	1	村上 正剛	6
酒井　永二郎	1	荻原　純子	1		

（福岡ケーブルネットワーク㈱ 関係者）	20 名	29 単位

管理職	3 名		（合計		12 単位）
氏　名	単位数	氏　名	単位数	氏　名	単位数
西中　留美子	8	横尾　利文	2	久間　正弘	2

非管理職	17 名		（合計		17 単位）
氏　名	単位数	氏　名	単位数	氏　名	単位数
坂田　輝子	1	江原　由香	1	川添　真紀	1
平田　香名子	1	原口　佳子	1	仲西　友昭	1
生野　明子	1	中村　綾子	1	長谷川　誠	1
大野　恵	1	小塩　清華	1	荒尾　亮子	1
永田　典子	1	楠田　典子	1	橋本　貴之	1
南　範子	1	金丸　貴和	1		

(株)ジェイコム北九州 関係者) 9名	12単位

管理職 3名		(合計			6単位)
氏　名	単位数	氏　名	単位数	氏　名	単位数
中村　淳子	2	高尾　晃	2	牧野　孝輔	2

非管理職 6名		(合計			6単位)
氏　名	単位数	氏　名	単位数	氏　名	単位数
村上　佳与子	1	大久保　智美	1	吉木　恵子	1
岩崎　智子	1	大庭　浩幸	1	津民　華奈	1

CNS

(株)ケーブルネット下関 関係者) 4 名	9 単位

管理職 1 名		(合計			6 単位)
氏 名	単位数	氏 名	単位数	氏 名	単位数
清原 生郎	6				

非管理職 3 名		(合計			3 単位)
氏 名	単位数	氏 名	単位数	氏 名	単位数
藤田 洋之	1	大庭 恵美子	1	山下 真由美	1

札幌

(株)ジェイコム札幌関係者) 2名	10単位

認定支援(管理職) 2名				（合計 10単位）	
氏　名	単位数	氏　名	単位数	氏　名	単位数
宮田　裕之	5	小玉　眞一	5		

やちよ

(株)ケーブルネットワークやちよ 関係者)	2名	12単位

管理職	2名	（合計	12単位）		
氏　名	単位数	氏　名	単位数	氏　名	単位数
村山　勝弘	6	長田　泰男	6		

管理職用

新株予約権割当契約書

株式会社ジュピターテレコム(以下「甲」という。)及び______________(以下「乙」という。)は、平成15年9月18日開催の甲の取締役会及び同年10月3日開催の甲の臨時株主総会の決議に基づく新株予約権の割当に関して、以下のとおり合意する。

(新株予約権の割当)

第1条　甲は、次に掲げる内容の新株予約権(以下「本新株予約権」という。)____個を乙に割当て、乙はこれを引受ける。

(1)　本新株予約権の目的たる株式の種類

甲の発行する普通株式(以下「株式」という。)

(2)　1個の本新株予約権の目的たる株式数

6株

(3)　1株あたりの権利行使価額

権利行使価額は92,000円とする。但し、甲の国内における新規株式公開(下記(5)に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。

(4)　本新株予約権行使時に払込みをなすべき価額

1個の本新株予約権の行使に際して払込みをなすべき価額(以下「払込価額」という。)は、上記(2)に定める1個の本新株予約権の目的たる株式数に権利行使価額を乗じた金額とする。但し、1個の本新株予約権の目的たる株式数又は権利行使価額につき本条第3項その他の条項による調整が行われた場合には、調整後の株式数又は権利行使価額により計算する。

(5)　本新株予約権の権利行使期間

平成15年12月12日から平成24年8月23日までとする。

但し、甲の株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、本新株予約権を行使できるものとする。

2　甲は、平成15年12月11日に、乙を引受人として、無償で本新株予約権を発行する。

3　乙は、ここに、本新株予約権に係る新株予約権証券の発行請求権を放棄し、甲に対してその発行を請求しないことに同意する。

4　次の各号の場合には別紙に定めるところにより、1個の本新株予約権の目的たる株式数、権利行使価額、その他本新株予約権の条件が調整され、又は本新株予約権の行使が制限され、若しくは本

新株予約権が失効させられるものとする。

(1) 甲の株式の分割又は併合が行われる場合。

(2) 甲が、他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合。

(権利行使期間別の行使可能な新株予約権の数)

第２条 甲の株券が店頭登録有価証券として日本証券業協会に登録され、またはいずれかの証券取引所に上場されている場合は、乙は、次の各号に掲げる期間の区分に従い、既に行使した新株予約権の個数を含めて、当該各号に掲げる割合の限度において、本新株予約権を行使することができる。なお、各号の場合において、乙が行使可能な新株予約権に 1 個に満たない端数がある場合には、1個に切り上げた数とする。

(1) 平成 16 年 9 月 12 日から平成 17 年 9 月 11 日までは、割当を受けた新株予約権の個数の 4 分の 1 について、行使することができる。

(2) 平成 17 年 9 月 12 日から平成 18 年 9 月 11 日までは、割当を受けた新株予約権の個数の 4 分の 2 について、行使することができる。

(3) 平成 18 年 9 月 12 日から平成 19 年 9 月 11 日までは、割当を受けた新株予約権の個数の 4 分の 3 について、行使することができる。

(4) 平成 19 年 9 月 12 日から平成 24 年 8 月 23 日までは、割当を受けた新株予約権の個数のすべてについて、行使することができる。

2 次の各号のいずれかに該当する場合は、前項の規定を適用しないものとし、平成 15 年 12 月 12 日以降、割当を受けた新株予約権のすべてにつき、本新株予約権の行使が可能となるものとする。

(1) 乙が第 6 条第 3 項(長期疾病等)又は第 4 項(定年退職)に該当した場合。

(2) 乙が死亡し、第 7 条第 1 項の規定により、本新株予約権が相続された場合。

(3) 本契約締結日現在において甲の総株主の有する議決権の総数の20%以上を実質的に所有する企業グループが所有する甲の株式数の合計が、甲の総株主の有する議決権の総数の3分の1を下回り、前項の規定を適用しないことが適切であると甲の取締役会が判断し、その旨乙に通知した場合。

(本新株予約権の行使)

第３条 本新株予約権は、1 個の整数倍の個数で、これを行使することができる。

2 乙は、本新株予約権を行使する場合には、甲が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印のうえ、これを甲の人事部宛に提出するものとする。

3 乙は、前項の請求書の提出とともに、本新株予約権の行使により払込みをなすべき価額の全額を、現金にて甲の指定する口座に甲の指定する日時までに振り込むものとする。

4　乙が前項の払込をなした場合、甲は、遅滞なく、乙に対して新株を発行し、又は甲が有する自己の株式を移転する。新株の発行又は自己株式の移転のいずれによるかは、甲の選択によるものとする。

5　乙が本新株予約権の行使により受ける経済的利益に対して課される所得税に関して、甲が源泉徴収義務を負う場合には、乙は、甲の請求に基づき、甲の指定する日時までに、甲の指定する口座に源泉徴収税額を振り込むものとする。

(利益配当金の取扱い)

第4条　本新株予約権の行使により新株を発行する場合の当該株式に対する最初の利益配当金又は中間配当金については、本新株予約権の行使が毎年1月1日から6月30日までになされたときは当該年の1月1日に、毎年7月1日から12月31日までになされたときは当該年の7月1日に、それぞれ株式の発行があったものとみなしてこれを支払う。

(株券の保管の委託)

第5条　甲は、乙が本新株予約権の行使により取得する株券を、乙が甲の指定する証券会社(以下「指定証券会社」という。)に開設する乙名義の当該株券の管理口座(次項において「口座」という。)に直接交付するものとする。

2　乙は、口座の約款に従い、指定証券会社に株券の保管の委託をするものとする。

(本新株予約権の喪失)

第6条　乙は、次の各号に掲げる場合には、何らの手続を要せずに直ちに本新株予約権を喪失する。また、乙が本条第2項、第3項又は第4項に該当した後、本項各号に該当することとなった場合も同様とする。

(1)　乙が解任により、甲又は甲のグループ事業会社の役員(取締役及び監査役をいうものとし、以下同様とする。)の地位を喪失した場合。

(2)　乙が甲と競業関係にある会社(甲のグループ事業会社を除く。)の役員、従業員又はコンサルタント等に就いた場合。但し、甲の取締役会において、事前に承認された場合はこの限りではない。

(3)　乙が法令又は社内諸規則等に違反し、甲に対する背信行為があった場合。

(4)　乙が本契約の規定に違反した場合。

(5)　乙が、甲に対して、甲所定の書面により、本新株予約権の全部又は一部の放棄若しくは本契約の解除を申し出た場合。

2　乙は、任期満了、辞任、依願退職その他これに類する事由により、甲又は甲のグループ事業会社の役員又は従業員の地位を失った場合には、次の各号に定める本新株予約権の区分により、当該各

号に定める期日をもって、本新株予約権を喪失する。但し、甲の取締役会において、乙に不利にならない範囲において本項の全部又は一部を適用しないことを決定した場合は、当該決定に定めるところによる。また、第1号の場合において、当該権利の喪失日が第1条第1項第5号に定める行使期間の最終日(平成24年8月23日。以下「行使期間最終日」という。)を超える場合は、行使期間最終日をもって本新株予約権を喪失する。

(1) 地位喪失日において、第2条第1項の規定により行使可能な本新株予約権
当該地位喪失日から30日経過した日

(2) 地位喪失日において、第2条第1項の規定により行使できない本新株予約権
当該地位喪失日

3 乙は、長期疾病その他これに類する事由により、甲又は甲のグループ事業会社の役員又は従業員の地位を失った場合には、当該地位喪失日又は平成16年9月12日のいずれか後に到来する日より12ヶ月経過した日をもって、本新株予約権を喪失する。但し、当該権利の喪失日が行使期間最終日を超える場合は、行使期間最終日をもって本新株予約権を喪失する。

4 乙は、定年退職の理由により、甲又は甲のグループ事業会社の従業員の地位を失った場合には、当該地位喪失日又は平成16年9月12日のいずれか後に到来する日より24ヶ月経過した日又は、甲の取締役会でこれより長い期間を承認した場合は、当該期間の経過した日をもって、本新株予約権を喪失する。但し、当該権利の喪失日が行使期間最終日を超える場合は、行使期間最終日をもって本新株予約権を喪失する。乙が前各項のいずれかに該当した場合であっても、甲の取締役会において特に承認された場合には、乙は本項の適用を受けることができるものとする。

5 前4項に定める甲のグループ事業会社の範囲については、連結財務諸表規則に定める子会社及び甲の取締役会で定める関連会社とする。但し、甲の取締役会において、本契約の適用上、甲のグループ事業会社から除外することが決定された子会社又は関連会社については、この限りではない。

(本新株予約権の消却)

第7条 甲は、次の各号に掲げる場合には、商法第280条の36の規定に従って、本新株予約権の全部又は一部を無償で消却することができる。

(1) 甲が消滅会社となる合併が行われる場合。

(2) 甲が完全子会社となる株式交換又は株式移転が行われる場合。

(3) 乙が第6条の規定により本新株予約権を喪失した場合。

(4) 第8条の定めるところにより、乙又は乙の相続人のいずれも本新株予約権を行使することができないことが確定した場合。

(本新株予約権の相続)

第８条　乙が死亡した場合には、乙の相続人は、本規定及びその他甲の定める条件に従い、未行使の本新株予約権を行使することができる。但し、乙が、甲所定の書面により、甲に対し、相続人による権利行使を希望しない旨を事前に届け出ていた場合には、この限りでない。

2　乙の相続人が複数である場合には、本新株予約権を承継する相続人（以下「承継者」という。）を１人に限定しなければならない。但し、甲の取締役会において特に承認された場合には、その決定の定めるところにより、乙の相続人のうち、複数の相続人を承継者とすることができる。

3　承継者につき、相続が開始された場合には、その相続人は本新株予約権を承継せず、本新株予約権は何ら手続きを要せず直ちに失効する。

4　承継者は、相続開始の日又は平成16年9月12日のいずれか後に到来する日から12ヶ月経過した日までの間（以下「承継期間」という。）、本条第１項に定めるところにより承継した未行使の本新株予約権の全部又は一部を行使することができるものとする。但し、乙が死亡する以前に、第６条第２項、第３項又は第４項のいずれかに該当していた場合には、承継者の本新株予約権の行使可能な期間は、死亡前に乙に適用された本新株予約権の喪失日、承継期間の最終日又は行使期間最終日のいずれか最初に到来する日までとする。

5　乙の相続人は、その全員が共同して、相続開始後、速やかに下記の事項及び書類を甲に届出若しくは提出しなければならない。

(1)　戸籍謄本等(発行後３ヶ月以内のものに限る。)

(2)　相続人の印鑑証明書(発行後３ヶ月以内のものに限る。)

(3)　遺産分割協議書又はこれに類する遺産の分割を証明するのに必要な書類

(4)　承継者の氏名及び住所を証する書面、また承継者が日本国外に居住する場合には、承継者の国内連絡先

(5)　その他甲の指定する事項及び書類

6　乙の相続人において遺産分割協議が整わないときは、速やかに相続人の代表者を定めてその旨甲に届け出るものとする。この場合において、遺産分割協議が整い次第、前項の書類を甲に提出するものとする。

7　第１項本文の場合においては、「乙」を「乙の承継者」と読み替えて、本条を除く本契約の各条項をその趣旨に反しない限りにおいて適用するものとする。

(本新株予約権の処分禁止)

第９条　乙は、本新株予約権の全部又は一部につき、第三者に対して譲渡、質入れ及び一切の処分をすることができない。

(費用の負担)

第10条 乙による本新株予約権の行使に係る株式の取得及び当該取得した株式の売却その他の処分に関連して発生する租税その他の費用は、すべて乙の負担とする。

(関係法令・社内規定の遵守)

第11条 乙は、本新株予約権の行使、甲が発行又は移転した株式の売却、売却前後の株式の買付等に関連して、証券取引法、商法、税法その他の関係法令及び諸規則並びに甲の内部者取引管理規程、その他の社内規程を遵守するものとする。

(損害賠償請求等の放棄)

第12条 乙は、理由の如何を問わず、本契約に関連して甲、甲の取締役等及び指定証券会社に対し、損失補填、利益追加、損害賠償請求その他の一切の責任追及を行わないものとする。

(通知)

第13条 本契約に基づく甲の乙に対する通知は、乙が甲又は甲のグループ事業会社の役員又は従業員として在任・在籍している限り、乙の所属部署宛に電話、書面又は電子メールにより行う。乙が死亡以外の理由で、甲又は甲のグループ事業会社に役員及び従業員として在任・在籍しなくなったときは、乙は甲の人事部宛に乙の連絡先を変更の都度書面にて通知する。かかる通知を怠ったことにより、甲において乙の所在・連絡先が不明になったときは、甲の乙に対する通知は、書面を甲の人事部に備置することをもって本契約上の有効な通知があったものとみなす。

2 本契約に基づく乙の甲に対する通知は、甲の人事部宛に書面により行う。

(契約の変更)

第14条 本契約を締結した後、商法、証券取引法、税法等の関係法令及び諸規則の改正等が行われた場合において、甲が本契約の修正の必要があると認めたときには、乙は、これに同意するものとする。

(細則制定権)

第15条 甲は、本契約の実施に関する細目を規定するため、「新株予約権割当契約に関する細則」(以下「細則」という。)を制定しこれを改廃することができる。

2 甲は、前項により細則を制定しこれを改廃した場合、速やかにこれを公示しなければならない。

3 前項の公示は、甲がその本店に所要事項を掲示してこれを行う。

4 乙及びその承継者は、甲に対し、その営業時間中、細則の閲覧を請求し、自らの費用によりこれを謄写することができる。

管理職用

(規定外事由の処理)

第 16 条 本契約に定めなき事項については、甲及び乙が協議のうえ、信義誠実の原則に従いこれを決定するものとする。

上記合意の証として本契約書 1 通を作成し、甲及び乙が記名捺印の上、甲は正本を、乙はその写しをそれぞれ保有するものとする。

平成 15 年 12 月 11 日

甲

東京都豊島区東池袋四丁目 41 番 24 号

株式会社 ジュピターテレコム

代表取締役　　森 泉 知 行

乙

住所:________________________________

氏名:________________________________

非管理職用

新株予約権割当契約書

株式会社ジュピターテレコム(以下「甲」という。)及び＿＿＿＿＿＿＿＿(以下「乙」という。)は、平成15年9月18日開催の甲の取締役会及び同年10月3日開催の甲の臨時株主総会の決議に基づく新株予約権の割当に関して、以下のとおり合意する。

(新株予約権の割当)

第1条　甲は、次に掲げる内容の新株予約権(以下「本新株予約権」という。)＿＿個を乙に割当て、乙はこれを引受ける。

(1)　本新株予約権の目的たる株式の種類
甲の発行する普通株式(以下「株式」という。)

(2)　1個の本新株予約権の目的たる株式数
6株

(3)　1株あたりの権利行使価額
権利行使価額は92,000円とする。但し、甲の国内における新規株式公開(下記(5)に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。

(4)　本新株予約権行使時に払込みをなすべき価額
1個の本新株予約権の行使に際して払込みをなすべき価額(以下「払込価額」という。)は、上記(2)に定める1個の本新株予約権の目的たる株式数に権利行使価額を乗じた金額とする。但し、1個の本新株予約権の目的たる株式数又は権利行使価額につき本条第3項その他の条項による調整が行われた場合には、調整後の株式数又は権利行使価額により計算する。

(5)　本新株予約権の権利行使期間
平成15年12月12日から平成24年8月23日までとする。
但し、甲の株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、本新株予約権を行使できるものとする。

2　甲は、平成15年12月11日に、乙を引受人として、無償で本新株予約権を発行する。

3　乙は、ここに、本新株予約権に係る新株予約権証券の発行請求権を放棄し、甲に対してその発行を請求しないことに同意する。

4　次の各号の場合には別紙に定めるところにより、1個の本新株予約権の目的たる株式数、権利行使価額、その他本新株予約権の条件が調整され、又は本新株予約権の行使が制限され、若しくは本

新株予約権が失効させられるものとする。

(1) 甲の株式の分割又は併合が行われる場合。

(2) 甲が、他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合。

(権利行使期間別の行使可能な新株予約権の数)

第2条 甲の株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場されている場合は、乙は、平成17年9月12日以降、本新株予約権の行使が可能となるものとし、同日以降、割当を受けた新株予約権の一部又は全部を行使することができる。

2 次の各号のいずれかに該当する場合は、前項の規定を適用しないものとし、平成15年12月12日以降、割当を受けた新株予約権のすべてにつき、本新株予約権の行使が可能となるものとする。

(1) 乙が第6条第3項(長期疾病等)又は第4項(定年退職)に該当した場合。

(2) 乙が死亡し、第7条第1項の規定により、本新株予約権が相続された場合。

(3) 本契約締結日現在において甲の総株主の有する議決権の総数の20%以上を実質的に所有する企業グループが所有する甲の株式数の合計が、甲の総株主の有する議決権の総数の3分の1を下回り、前項の規定を適用しないことが適切であると甲の取締役会が判断し、その旨乙に通知した場合。

(本新株予約権の行使)

第3条 本新株予約権は、1個の整数倍の個数で、これを行使することができる。

2 乙は、本新株予約権を行使する場合には、甲が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印のうえ、これを甲の人事部宛に提出するものとする。

3 乙は、前項の請求書の提出とともに、本新株予約権の行使により払込みをなすべき価額の全額を、現金にて甲の指定する口座に甲の指定する日時までに振り込むものとする。

4 乙が前項の払込をなした場合、甲は、遅滞なく、乙に対して新株を発行し、又は甲が有する自己の株式を移転する。新株の発行又は自己株式の移転のいずれによるかは、甲の選択によるものとする。

5 乙が本新株予約権の行使により受ける経済的利益に対して課される所得税に関して、甲が源泉徴収義務を負う場合には、乙は、甲の請求に基づき、甲の指定する日時までに、甲の指定する口座に源泉徴収税額を振り込むものとする。

(利益配当金の取扱い)

第4条 本新株予約権の行使により新株を発行する場合の当該株式に対する最初の利益配当金又は中間配当金については、本新株予約権の行使が毎年1月1日から6月30日までになされたときは当該

年の1月1日に、毎年7月1日から12月31日までになされたときは当該年の7月1日に、それぞれ株式の発行があったものとみなしてこれを支払う。

(株券の保管の委託)

第5条　甲は、乙が本新株予約権の行使により取得する株券を、乙が甲の指定する証券会社(以下「指定証券会社」という。)に開設する乙名義の当該株券の管理口座(次項において「口座」という。)に直接交付するものとする。

2　乙は、口座の約款に従い、指定証券会社に株券の保管の委託をするものとする。

(本新株予約権の喪失)

第6条　乙は、次の各号に掲げる場合には、何らの手続を要せずに直ちに本新株予約権を喪失する。また、乙が本条第2項、第3項又は第4項に該当した後、本項各号に該当することとなった場合も同様とする。

(1)　乙が解任により、甲又は甲のグループ事業会社の役員(取締役及び監査役をいうものとし、以下同様とする。)の地位を喪失した場合。

(2)　乙が甲と競業関係にある会社(甲のグループ事業会社を除く。)の役員、従業員又はコンサルタント等に就いた場合。但し、甲の取締役会において、事前に承認された場合はこの限りではない。

(3)　乙が法令又は社内諸規則等に違反し、甲に対する背信行為があった場合。

(4)　乙が本契約の規定に違反した場合。

(5)　乙が、甲に対して、甲所定の書面により、本新株予約権の全部又は一部の放棄若しくは本契約の解除を申し出た場合。

2　乙は、任期満了、辞任、依願退職その他これに類する事由により、甲又は甲のグループ事業会社の役員又は従業員の地位を失った場合には、次の各号に定める本新株予約権の区分により、当該各号に定める期日をもって、本新株予約権を喪失する。但し、甲の取締役会において、乙に不利にならない範囲において本項の全部又は一部を適用しないことを決定した場合は、当該決定に定めるところによる。また、第1号の場合において、当該権利の喪失日が第1条第1項第5号に定める行使期間の最終日(平成24年8月23日。以下「行使期間最終日」という。)を超える場合は、行使期間最終日をもって本新株予約権を喪失する。

(1)　地位喪失日において、第2条第1項の規定により行使可能な本新株予約権
　　当該地位喪失日から30日経過した日

(2)　地位喪失日において、第2条第1項の規定により行使できない本新株予約権
　　当該地位喪失日

3　乙は、長期疾病その他これに類する事由により、甲又は甲のグループ事業会社の役員又は従業員

の地位を失った場合には、当該地位喪失日又は平成16年9月12日のいずれか後に到来する日より12ヶ月経過した日をもって、本新株予約権を喪失する。但し、当該権利の喪失日が行使期間最終日を超える場合は、行使期間最終日をもって本新株予約権を喪失する。

4　乙は、定年退職の理由により、甲又は甲のグループ事業会社の従業員の地位を失った場合には、当該地位喪失日又は平成16年9月12日のいずれか後に到来する日より24ヶ月経過した日又は、甲の取締役会でこれより長い期間を承認した場合は、当該期間の経過した日をもって、本新株予約権を喪失する。但し、当該権利の喪失日が行使期間最終日を超える場合は、行使期間最終日をもって本新株予約権を喪失する。乙が前各項のいずれかに該当した場合であっても、甲の取締役会において特に承認された場合には、乙は本項の適用を受けることができるものとする。

5　前4項に定める甲のグループ事業会社の範囲については、連結財務諸表規則に定める子会社及び甲の取締役会で定める関連会社とする。但し、甲の取締役会において、本契約の適用上、甲のグループ事業会社から除外することが決定された子会社又は関連会社については、この限りではない。

(本新株予約権の消却)

第7条　甲は、次の各号に掲げる場合には、商法第280条の36の規定に従って、本新株予約権の全部又は一部を無償で消却することができる。

(1)　甲が消滅会社となる合併が行われる場合。

(2)　甲が完全子会社となる株式交換又は株式移転が行われる場合。

(3)　乙が第6条の規定により本新株予約権を喪失した場合。

(4)　第8条の定めるところにより、乙又は乙の相続人のいずれも本新株予約権を行使することができないことが確定した場合。

(本新株予約権の相続)

第8条　乙が死亡した場合には、乙の相続人は、本規定及びその他甲の定める条件に従い、未行使の本新株予約権を行使することができる。但し、乙が、甲所定の書面により、甲に対し、相続人による権利行使を希望しない旨を事前に届け出ていた場合には、この限りでない。

2　乙の相続人が複数である場合には、本新株予約権を承継する相続人(以下「承継者」という。)を1人に限定しなければならない。但し、甲の取締役会において特に承認された場合には、その決定の定めるところにより、乙の相続人のうち、複数の相続人を承継者とすることができる。

3　承継者につき、相続が開始された場合には、その相続人は本新株予約権を承継せず、本新株予約権は何ら手続きを要せず直ちに失効する。

4　承継者は、相続開始の日又は平成16年9月12日のいずれか後に到来する日から12ヶ月経過した日までの間(以下「承継期間」という。)、本条第1項に定めるところにより承継した未行使の本新株

予約権の全部又は一部を行使することができるものとする。但し、乙が死亡する以前に、第6条第2項、第3項又は第4項のいずれかに該当していた場合には、承継者の本新株予約権の行使可能な期間は、死亡前に乙に適用された本新株予約権の喪失日、承継期間の最終日又は行使期間最終日のいずれか最初に到来する日までとする。

5 乙の相続人は、その全員が共同して、相続開始後、速やかに下記の事項及び書類を甲に届出若しくは提出しなければならない。

(1) 戸籍謄本等(発行後3ヶ月以内のものに限る。)

(2) 相続人の印鑑証明書(発行後3ヶ月以内のものに限る。)

(3) 遺産分割協議書又はこれに類する遺産の分割を証明するのに必要な書類

(4) 承継者の氏名及び住所を証する書面、また承継者が日本国外に居住する場合には、承継者の国内連絡先

(5) その他甲の指定する事項及び書類

6 乙の相続人において遺産分割協議が整わないときは、速やかに相続人の代表者を定めてその旨甲に届け出るものとする。この場合において、遺産分割協議が整い次第、前項の書類を甲に提出するものとする。

7 第1項本文の場合においては、「乙」を「乙の承継者」と読み替えて、本条を除く本契約の各条項をその趣旨に反しない限りにおいて適用するものとする。

(本新株予約権の処分禁止)

第9条 乙は、本新株予約権の全部又は一部につき、第三者に対して譲渡、質入れ及び一切の処分をすることができない。

(費用の負担)

第10条 乙による本新株予約権の行使に係る株式の取得及び当該取得した株式の売却その他の処分に関連して発生する租税その他の費用は、すべて乙の負担とする。

(関係法令・社内規定の遵守)

第11条 乙は、本新株予約権の行使、甲が発行又は移転した株式の売却、売却前後の株式の買付等に関連して、証券取引法、商法、税法その他の関係法令及び諸規則並びに甲の内部者取引管理規程、その他の社内規程を遵守するものとする。

(損害賠償請求等の放棄)

第12条 乙は、理由の如何を問わず、本契約に関連して甲、甲の取締役等及び指定証券会社に対し、損失補填、利益追加、損害賠償請求その他の一切の責任追及を行わないものとする。

(通知)

第13条 本契約に基づく甲の乙に対する通知は、乙が甲又は甲のグループ事業会社の役員又は従業員として在任・在籍している限り、乙の所属部署宛に電話、書面又は電子メールにより行う。乙が死亡以外の理由で、甲又は甲のグループ事業会社に役員及び従業員として在任・在籍しなくなったときは、乙は甲の人事部宛に乙の連絡先を変更の都度書面にて通知する。かかる通知を怠ったことにより、甲において乙の所在・連絡先が不明になったときは、甲の乙に対する通知は、書面を甲の人事部に備置することをもって本契約上の有効な通知があったものとみなす。

2 本契約に基づく乙の甲に対する通知は、甲の人事部宛に書面により行う。

(契約の変更)

第14条 本契約を締結した後、商法、証券取引法、税法等の関係法令及び諸規則の改正等が行われた場合において、甲が本契約の修正の必要があると認めたときには、乙は、これに同意するものとする。

(細則制定権)

第15条 甲は、本契約の実施に関する細目を規定するため、「新株予約権割当契約に関する細則」(以下「細則」という。)を制定しこれを改廃することができる。

2 甲は、前項により細則を制定しこれを改廃した場合、速やかにこれを公示しなければならない。

3 前項の公示は、甲がその本店に所要事項を掲示してこれを行う。

4 乙及びその承継者は、甲に対し、その営業時間中、細則の閲覧を請求し、自らの費用によりこれを謄写することができる。

(規定外事由の処理)

第16条 本契約に定めなき事項については、甲及び乙が協議のうえ、信義誠実の原則に従いこれを決定するものとする。

上記合意の証として本契約書１通を作成し、甲及び乙が記名捺印の上、甲は正本を、乙はその写しをそれぞれ保有するものとする。

平成 15 年 12 月 11 日

甲
東京都豊島区東池袋四丁目 41 番 24 号
株式会社 ジュピターテレコム
代表取締役　　森 泉 知 行

乙
住所：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

氏名：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

平成 15 年 9 月 18 日

株主各位

東京都豊島区東池袋４－４１－２４
株式会社ジュピターテレコム
代表取締役社長　森泉　知行

臨時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。

さて、弊社臨時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。

なお、当日ご出席願えない場合は、書面により議決権の行使をすることができます。後記参考書類をご検討いただき、同封の議決権行使書に賛否のご表示を賜りご捺印又はご署名のうえ、株主総会開催の前日までに当社に到着するようご返送くださいますようお願い申し上げます。

敬　具

記

１．日　時：　平成１５年１０月３日（金）　午前９時３０分

２．場　所：　東京都豊島区東池袋四丁目４１番２４号　当社本店会議室

３．会議の目的事項：

《決議事項》

第１号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

第２号議案　定款一部変更の件

第３号議案　取締役ヘンリー・ヴィジル辞任に伴い取締役１名選任の件

以　上

◎お願い　当日ご出席の際は、お手数ながら同封の議決権行使書面を会場受付へご提出くださいますようお願い申し上げます。

議決権行使についての参考書類

1.　総株主の議決権の数　4,684,535 個

2.　議案及び参考事項

第 1 号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

商法第 280 条ノ 19 及び第 280 条ノ 21 の規定に基づき、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員の当社の業績向上に対する意欲や士気を一層高めることを目的として、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して、別紙記載の要領により特に有利な条件をもって新株予約権を発行するものであります。

(1)　新株予約権の割当を受ける者

当社及び下記に掲げる当社の子会社又は関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てる。以下、新株予約権の割当を受ける者を「割当対象者」という。

記

株式会社ジェイコム札幌
株式会社ジェイコム関東
株式会社ジェイコム東京
株式会社ジェイコム湘南
株式会社木更津ケーブルテレビ
株式会社ジェイコム群馬
土浦ケーブルテレビ株式会社
浦和ケーブルテレビネットワーク株式会社
株式会社メディアさいたま
株式会社ケーブルネットワークやちよ
株式会社スーパーネットワークユー
株式会社ジェイコム関西
北摂ケーブルネット株式会社
株式会社ケーブルネット神戸芦屋
株式会社ケーブルビジョン二十一
福岡ケーブルネットワーク株式会社
株式会社ジェイコム北九州
株式会社ケーブルネット下関

(2)　新株予約権の目的たる株式の種類及び数

当社普通株式 41,958 株を上限とする。

なお、当社が株式の分割又は併合を行う場合には、次の算式により新株予約権の目的たる株式数を調整し、調整の結果生じる 1 株未満の端数は、これを切り捨てる。

調整後株式数＝調整前株式数×分割(又は併合)の比率

但し、上記株式数の調整は、その時点で割当対象者が行使していない新株予約権の目的たる株式数についてのみ行われるものとする。

(3)　発行する新株予約権の総数

6,993 個(新株予約権 1 個あたりの目的たる株式数 6 株)とする。但し、上記(2)の規定に従い新株予約権の目的たる株式数の調整を行った場合には、新株予約権 1 個あたりの目的たる株式数についても同様の調整を行うものとする。

(4)　新株予約権の発行価額

無償とする。

(5)　新株予約権行使時に払込みをなすべき金額

各新株予約権の行使に際して払込みをなすべき金額は、下記①及び②により決定される 1 株あたりの権利行使価額に、上記(3)に定める新株予約権 1 個あたりの目的たる株式数(上記(3)但書の規定に従い調整を行った場合は、調整後の株式数)を乗じた金額とする。

① 当初の権利行使価額は 92,000 円とする。但し、当社の国内における新規株式公開(下記(7)①に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。
② 当社が株式の分割又は併合を行う場合には、次の算式により権利行使価額を調整し、調整の結果生じる 1 円未満の端数は、これを切り捨てる。

$$調整後権利行使価額 = 調整前権利行使価額 \times \frac{1}{分割(又は併合)の比率}$$

(6)　新株予約権の権利行使期間

平成 15 年 12 月 12 日から平成 24 年 8 月 23 日まで。

(7)　新株予約権の行使の条件

① 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、新株予約権を行使することができる。
② 新株予約権は、下記⑥の場合を除き、割当対象者に限り行使することができる。
③ 割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成 16 年 9 月 12 日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができる。なお以下の計算の結果、行使可能な新株予約権に 1 個に満たない端数がある場合には、1 個に切り上げた数とする。
　(ア) 平成 16 年 9 月 12 日から平成 17 年 9 月 11 日までは、割当を受けた新株予約権の個数の 4 分の 1 について、行使することができる。
　(イ) 平成 17 年 9 月 12 日から平成 18 年 9 月 11 日までは、割当を受けた新株予約権の個数の 4 分の 2 について、行使することができる。
　(ウ) 平成 18 年 9 月 12 日から平成 19 年 9 月 11 日までは、割当を受けた新株予約権の個数の 4 分の 3 について、行使することができる。
　(エ) 平成 19 年 9 月 12 日から平成 24 年 8 月 23 日までは、割当を受けた新株予約権の個数のすべてについて、行使することができる。
④ 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成 17

年 9 月 12 日以降、新株予約権の行使が可能となるものとし、同日以降、平成 24 年 8 月 23 日まで、割当を受けた新株予約権の一部又は全部を行使することができる。

⑤ 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記③及び④の定めにかかわらず、下記⑧記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとする。

⑥ 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めるが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記⑧記載の「新株予約権割当契約」に定めるところによるものとする。

⑦ 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的たる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとする。

⑧ 上記の他、割当対象者が当社又は当社グループ事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及びその細目については、平成 15 年 9 月 18 日開催の取締役会決議及び本株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによる。

(8) 新株予約権の消却事由及び条件

① 新株予約権発行後、当社が消滅会社となる合併、又は当社が完全子会社となる株式交換若しくは株式移転が行われる場合、取締役会決議をもって新株予約権の全部を無償で消却することができる。

② 新株予約権者が新株予約権を行使する前に上記(7)⑧記載の「新株予約権割当契約」に定めるところにより新株予約権を行使できなくなった場合、取締役会決議をもって当該未行使の新株予約権を無償で消却することができる。

(9) 新株予約権の譲渡制限

新株予約権を譲渡するには取締役会の承認を要する。

第２号議案　定款一部変更の件

平成１６年２月１６日(月)をもって定款第３条を下記のとおり変更すること。

記

現行	変更案
第３条（本店の所在地） 当会社は、本店を東京都豊島区に置く。	第３条（本店の所在地） 当会社は、本店を東京都港区に置く。

第３号議案　取締役ヘンリー・ヴィジル辞任に伴い取締役１名選任の件

本総会終結の時をもって取締役ヘンリー・ヴィジル辞任のため、取締役 1 名を選任する。取締役候補者は次のとおり。

役名及び職名	氏名（生年月日）	略歴
取締役	サルマン・ウラー氏 (1964年 1月 15日生)	1993年2月 マッキンゼー・アンド・カンパニー社 エンゲージメント マネージャー 1997年5月 マイクロソフト社　コーポレートデベロップメント シニア・ディレクター 2001年5月 当社取締役就任 2002年7月 マイクロソフト社　コーポレートストラテジー ゼネラル・マネージャー（現在）

謄本

株式会社ジュピターテレコム　定款

定款認証　平成6年12月6日
会社設立　平成7年1月18日
定款変更　平成14年3月26日
定款変更　平成15年3月27日

原本と相違ないことを証明致します。
平成15年10月 6日
株式会社ジュピターテレコム
代表取締役　森泉　知行

定　款

第1章　総則

第1条(商号)

当会社は、株式会社ジュピターテレコムと称し、英文では、Jupiter Telecommunications Co., Ltd.と表示する。

第2条(目的)

当会社は、次の事業を営むことを目的とする。

1. 有線テレビジョン放送事業、有線ラジオ放送事業
2. 電気通信事業法に基づく電気通信事業
3. 放送法による委託放送業務並びに通信衛星を利用した番組の供給事業
4. 有線テレビジョン放送施設及び電気通信設備の設計、施工及び保守
5. 有線テレビジョン放送及び電気通信に関する機器及びソフトウェアの開発、販売、賃貸及び修理
6. 広告代理業務
7. 出版物の発行及び販売
8. 有線テレビジョン放送施設のチャンネル貸与に関する業務
9. 画像、音声の収録スタジオ及びその付属機器の賃貸
10. 放送関連技術者の指導、育成及び放送関連技術の開発、販売
11. テレビ放送用映画、ビデオテープの輸出入に関する業務
12. 前各号に関する事業を行なう会社に対する投資及びコンサルティング業務
13. 前各号に付帯する業務及び関連する一切の業務

第3条(本店の所在地)

当会社は、本店を東京都豊島区に置く。

第4条(公告方法)

当会社の公告は、日本経済新聞に掲載する。

第2章　株式

第5条(発行する株式の総数)

当会社が発行する株式の総数は、15，000，000株とする。

第6条（新株引受権の特例）

当会社は、取締役または従業員に商法第280条ノ19の規定による新株引受権を付与することができる。

② 当会社は、新事業創出促進法第11条の5第2項の規定による新株引受権を付与することができる。

第7条（株式取扱規程）

当会社の発行する株券の種類並びに株式の名義書換、端株の買取請求の取扱、その他株式及び端株に関する手続並びに手数料は、取締役会の定める株式取扱規程による。

第8条（名義書換代理人）

当会社は、株式及び端株につき名義書換代理人を置く。

② 名義書換代理人及びその事務取扱場所は、取締役会の決議によって選定する。

③ 当会社の株主名簿（実質株主名簿を含む。以下同じ。）及び端株原簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、質権の登録、信託財産の表示、株券の交付、届出の受理、端株の買取請求の取扱等株式及び端株に関する事務は、名義書換代理人に取扱わせ、当会社においては、これを取扱わない。

第9条（基準日）

当会社は、毎決算期現在の株主名簿（実質株主を含む。以下同じ。）に記載又は記録された株主（実質株主を含む。以下同じ。）をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。

② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。

第3章　株主総会

第10条（招集の時期）

当会社の定時株主総会は、毎決算期の翌日から3カ月以内にこれを招集し、臨時株主総会は必要ある場合、随時これを招集する。

第11条（招集者及び議長）

株主総会は、取締役会の決議に基づき、取締役社長が招集し、その議長となる。取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。

第12条（普通決議の要件）

株主総会の決議は、法令又は本定款に別段の定めがある場合を除き、出席した株主の議決権の過半数をもってする。

第13条（議決権の代理行使）

株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、株主又は代理人は代理権を証する書面を当会社に提出しなければならない。

第14条（議事録）

株主総会の議事の経過の要領及びその結果は、これを議事録に記載し、議長並びに出席した取締役が記名捺印する。

第4章　取締役及び取締役会

第15条（選任）

取締役は3名以上とし、株主総会において選任する。

② 取締役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもってする。

③ 取締役の選任については、累積投票によらないものとする。

第16条（任期）

取締役の任期は、就任後2年内の最終の決算期に関する定時株主総会終結のときまでとする。

② 補欠又は増員のため選任された取締役の任期は、現任取締役の残任期間とする。

第17条（代表取締役及び役付取締役）

取締役会の決議により、当会社を代表すべき取締役若干名を定める。

② 取締役会の決議により、取締役会長及び取締役社長各1名、取締役副会長、取締役副社長、専務取締役及び常務取締役各若干名を定めることができる。

第18条（取締役会）

取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。

②取締役会の招集通知は、各取締役及び各監査役に対し、会日の2週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全取締役及び全監査役の同意を得て召集手続を省略することができる。

③取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。

第19条（報酬）

取締役の報酬及び退職慰労金は、株主総会の決議をもってこれを定める。

第5章　監査役及び監査役会

第20条（選任）

監査役は3名以上とし、株主総会において選任する。

② 監査役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもってする。

第21条（任期）

監査役の任期は、就任後4年内の最終の決算期に関する定時株主総会終結のときまでとする。

②補欠として選任された監査役の任期は、退任した監査役の残任期間とする。

第22条（常勤監査役）

監査役はその互選により常勤監査役若干名を定める。

②監査役はその互選により常任監査役を定めることができる。

第23条（監査役会）

監査役会招集の通知は、各監査役に対し、会日の2週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全監査役の同意を得て、召集手続を省略することができる。

② 監査役会の運営その他に関する事項については、監査役会の定める監査役会規程による。

第24条（報酬）

監査役の報酬および退職慰労金は、株主総会の決議をもってこれを定める。

第6章　計算

第25条（営業年度）

当会社の営業年度は、毎年1月1日から12月31日までとし、毎営業年度末に決算を行なう。

第26条（利益配当）

利益配当は、毎決算期現在の株主名簿に記載又は記録された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。

第27条（中間配当）

取締役会の決議により、毎年6月30日現在の株主名簿に記載された株主又は登録質権者及び同日現在の端株原簿に記載された端株主に対し、中間配当を行うことができる。

第28条(転換社債の転換の時期)

転換社債の転換により発行された株式に対する最初の利益配当金又は中間配当金については、転換の請求が1月1日から6月30日までの間になされたときは1月1日に、7月1日から12月31日までの間になされたときは7月1日に、それぞれ転換があったものとみなしてこれを支払う。

第29条(配当金の除斥期間)

利益配当金又は中間配当金が、支払開始の日から満3年を経過してもなお受領されないときは、当会社はその支払の義務を免れる。

第7章　附　　　則

第30条(監査役の任期に関する経過措置)

第21条第1項の規定にかかわらず、平成14年5月1日後最初の決算期に関する定時株主総会の終結前に在任する監査役については、なお従前のとおり任期は3年とする。

June 29, 2004
Jupiter Telecommunications Co., Ltd.
J-COM Kansai Co., Ltd.

J-COM'S KANSAI AND IZUMIOTSU CABLE SYSTEMS TO MERGE

Effective August 1st, Both Systems Will Operate as One, adding to J-COM's Largest Local Operations Company

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM), the largest broadband and cable service provider in Japan based on the number of customers served, today announced of the merger of two of its local operations - J-COM Kansai, one of J-COM's premier cable system companies serving over 305,000 local customers, and Izumiotsu CATV, Inc., a recently acquired local cable operator developing multichannel television and Internet access services in Izumiotsu shi, Osaka prefecture. The two operations will be merged into a single unit on August 1, 2004, with J-COM Kansai being the surviving entity.

The newly-combined system, which will be led by J-COM Broadband Kansai's current President Satoru Nozaki, is expected to have 15.5 billion yen in capital and will be headquartered in Tennoji-ku, Osaka in J-COM Kansai's current offices.

J-COM Broadband Kansai's service area includes:

Osaka pref.	Osaka-shi: Tennoji-ku, Ikuno-ku, Abeno-ku, Sumiyoshi-ku, Higashi-Sumiyoshi-ku, Hirano-ku, Sakai-shi, Kaizuka-shi, Yao-shi, Izumisano-shi, Matsubara-shi, Kashiwara-shi, Habikino-shi, Fujiidera-shi, Sennan-shi, Hannan-shi, Izumi-shi, Kumatori-cho, Tajiri-cho, Misaki-cho
Hyogo pref.	Takarazuka-shi, Kawanishi-shi, Sanda-shi, Inagawa-cho
Wakayama pref.	Wakayama-shi, Kainan-shi, Iwade-shi, Kishigawa-cho

Izumiotsu CATV's service area includes:
Osaka pref.: Izumiotsu-shi

Subscribing households (As of the end of March, 2004)

	Number of franchise homes	J-COM TV Number of subscribing households	J-COM PhoneNumber of subscribing households	J-COM NetNumber of subscribing households
J-COM Broadband Kansai	1,408,000	299,800	129,300	134,400
Izumiotsu CATV	30,300	2,200	—	1,000
Total	1,438,300	302,000	129,300	135,400

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,799,100 subscribing households (as of March 31, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 20 managed franchises operating at the local level. The number of serviceable households "homes passed" in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6.2 million (as of March 31, 2004). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of March 31, 2004).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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June 16, 2004
Jupiter Telecommunications Co., Ltd.

J-COM Increases the Internet Security Provisions for J-COM Net, Leading the Market in Protection Services for Internet Customers

J-COM Net to Provide 5 Security Services to All J-COM Net Customers for No Additional Fee

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM), the largest broadband and cable service provider in Japan based on the number of customers served, announced an expansion of its security and virus protections for customers of J-COM Net, the company's high-speed cable Internet service. J-COM Net is rolling out two additional virus and spam protection services to its customers for no additional charge, including a Homepage Virus Scan Service and a spam-blocker service to block unsolicited e-mail, bringing the total number of protection services provided to five. The two new services will be available in late June and early July to J-COM Net customers (see more information below).

To date, J-COM Net has been offering several security services to its customers, including e-mail virus scanning, "Parent Eye" (a content filtering service), and personal firewall protection (to prevent unwanted access) for no additional charge In constant consideration of the spread of new viruses and the increase in spam complaints, J-COM has decided to add the two new services to the J-COM Net lineup to enable its customers to continue to securely enjoy broadband Internet access. By introducing these services, J-COM Net customers will be able to use 5 kinds of security services as part of their monthly subscription, and J-COM Broadband will become only Internet Service Provider (ISP) that offers this complete a security package as part of its regular Internet service.

The spam-blocking service is expected to launch on June 23, 2004. This service is designed to block and/or transfer unsolicited e-mails for J-COM Net users. Users will be able to specify which e-mails to block by selecting certain sender names, mail addresses and domains; by selecting e-mails with randomly specified keywords in the titles or by filtering out unsolicited advertising messages. The Homepage Virus Scan Service is expected to launch in trial mode on July 6, 2004, testing the service's proxy ability to prevent HTTP protocol viruses from infecting computers when certain homepage addresses are opened

To activate the above-mentioned services, each J-COM Net customer will need to apply for the desired services through the J-COM Net subscriber support website. Additionally, as part of the company's commitment to provide continual protection for J-COM Net customers, each of the J-COM Net protection services is automatically updated and maintained to keep virus definitions and protections updated.

J-COM Net is offered in all 30 of J-COM's cable systems across Japan.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,799,100 subscribing households (as of March 31, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 20 managed franchises operating at the local level. The number of serviceable households "homes passed" in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6.2 million (as of March 31, 2004). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of March 31, 2004).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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■ News Release

J-COM Broadband Group

June 9, 2004

Jupiter Telecommunications Co., Ltd.
its communications Inc.
Japan Cablenet Ltd.

CABLE TV HIJACKS SHIBUYA TOWN!
"ShibuDigi" NOW ON CABLE Event
~3 Major CATV Companies Join Forces to Embark on Promotion of Digital Subscriptions~

Jupiter Telecommunications Co., Ltd. (J-COM Broadband, Head Office: Minato-ku, Tokyo; President: Tomoyuki Moriizumi), its communications Inc. (Headquarters: Shibuya-ku, Tokyo; President: Hirofumi Nomoto), and Japan Cablenet Ltd. (Headquarters: Chuo-ku, Tokyo; President: Jun Higuchi) have cooperated together to promote cable TV digital service subscriptions and will hold the event outlined below. This will be a large-scale event that will dynamically unfold in the vicinity of Shibuya Station. It will include stamp rallies in a total of five locations including the Big Echo Shibuya Station store and the Book First Shibuya store, and stages and exhibitions involving booths that utilize an event site will be specially set up at Mark City and an event site in front of Shibuya 109, as well as a visual display at the three big screens in front of the station, which is known as the 'trademark' for Shibuya.

In particular, on the Shibuya 109 stage, which will be the main stage, with the contribution of program distribution companies, the theme of "Digital TV by cable" will be promoted in tandem with a mixture of a collection of numerous popular music program exhibits and talk shows involving famous TV personalities.

Going forward, the three companies will jointly study and plan new cable TV services and cooperate in implementing these services at an early stage in order to overcome competition with various services such as satellite broadcasting and IP broadcasting. They will also continue to respond to the development of the cable TV industry and diverse customer needs by working together to provide various kinds of advanced services that utilize cable TV networks, such as digital broadcasting, high-speed Internet, and telephony.

"ShibuDigi!" NOW ON CABLE

Time:	June 26 (Sat.) and 27 (Sun.), 2004 11:00 ~ 18:00
Venue:	Area in vicinity of Shibuya Station
Sponsors:	Jupiter Telecommunications Co., Ltd. (J-COM) its communications Inc. Japan Cablenet Ltd.

Events: -Various promotional events aimed at promotion of cable TV
-subscriptions, stage events, character stores, stamp rallies, and sampling exhibition

<Stage Performances: Specially set-up stage in front of Shibuya 109>

June 26	June 27
AT-X Music Live Sky-A Station Announcers Talk Show J-Sports Talk Show AT-X Talent Talk Show Family Theater Program Personality Talk Show	Music Air Mini Live Space Shower TV Program Open Taping Sports-I Street Ball Performance Fighting TV Samurai Talk Show TBS-I Program Open Taping

Stage Performances: Mark City specially set-up stage

June 26	June 27
NHK Domokun Character Show Kids Station Anison mini Family Theater Ultraman Seven Quiz Animax Baabapapa Show	NHK Domokun Greeting Kids Station Character Talk MTV Program Open Taping Music on TV Mini Live

▼ Cable TV experience corners and 5.1 channel surround experience (Mark City site) stamp rallies will be conducted on respective stages.

RECEIVED
2004 JUL -8 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

■ News Release

J-COM Broadband Group

June 7, 2004
Jupiter Telecommunications Co., Ltd.

FREE DISNEY CHANNEL VIEWING DAY

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband, Head Office: Minato-ku, Tokyo; President and CEO: Tomoyuki Moriizumi) will offer free Disney Channel viewing days in June and July. After the well-received response in May, we have collected popular youth dramas and classic animations. In the case of animations, we will show "Fun and Fancy Free" (1943), in which you can hear the voice of Walt Disney himself, "Dumbo", which received an Academy Music Award, and "The Aristocats", in which cats have adventures in Paris. We have collected a Mickey's version double-feature of "Jack and the Beanstalk" and "The Disney Paradise," which reveals Disney's secrets, as well as youth dramas and an SF comedy. This project can be enjoyed by the whole family, and is held every month so that even non-subscribers can experience the fun of J-COM TV services and fully enjoy the multichannel services. (Please note that some TV stations are not participating in this project. Also, some stations have different programming than the following.)

Programming for Free Disney Channel Viewing Day (Sun. June 20)

17:00	Drama (Youth)	Boy Meets World	A popular youth drama that shows how Cory grows up.
17:30	Drama (SF Comedy)	Micro Kids	TV version of the hit movie "Micro Kids" (1989).
18:30	Drama (Family)	Dinosaur Family	B.C. 60,000,003. A family comedy with a dinosaur family, the Sinclairs.
19:00	Drama (Youth)	Lizzie McGuire	Middle school student Lizzie's life with love and family. The main characters' fashions are fun to watch too.
19:30	Variety	Disney Paradise	A variety show that introduces Disney's secrets and mysteries. Movies, animations, theme parks, and

			characters (Kumiko Mori, etc.).
20:00	Animation	The Aristocats	Adventures and friendship of the cats in Paris in 1910. 79 min. 1970.
21:30	Animation	Fun and Fancy Free	A double-feature omnibus animation with the voice of Walt Disney. "Bongo," which describes the adventure of a cub that escaped from a circus. "Mickey and his Beanstalk" which is Mickey's version of "Jack and the beanstalk". 73 min. 1943.

May 26, 2004
Jupiter Telecommunications Co., Ltd.

J-COM AND JPC TO TEST VOD CONTENT FROM NHK
Agreement is Big First Step in Promoting Japan's Digital Offerings

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM), the largest broadband and cable service provider in Japan based on the number of customers served, and Jupiter Programming Co., Ltd. (JPC), the largest multi-channel television programming and content provider in Japan, today announced a Video on Demand (VOD) commercial test in which J-COM and JPC will be utilizing NHK content.

In April, J-COM and JPC started the technical test for the companies' new VOD service in J-COM Broadband's Tokyo system, enabling customers to watch programming however and whenever they like. After this technical test is completed, both companies are planning to begin the VOD commercial (paid) test to a selected part of their customer base by this July. The major genres of NHK content being used in the test include drama programs, documentaries, animation, hobby shows and general entertainment.

This VOD test is important to both J-COM and JPC in promoting both companies' digital services (including J-COM TV Digital) to Japanese consumers, increasing their understanding of and interest in the new offerings. Both companies expect that NHK's content will increase the value of VOD and its digital services, contributing to the promotion of Japan's terrestrial digital choices and digitization overall.

Jupiter VOD Co., Ltd. (J-VOD), a content supplier company for VOD established by Sumitomo Corp., Liberty Media International, J-COM Broadband, and JPC, will cooperate in the VOD commercial test.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,781,800 subscribing households (as of March 31, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 20 managed franchises operating at the local level. The number of serviceable households "homes passed" in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6.2 million (as of March 31, 2004). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of March 31, 2004).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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■ News Release

J-COM Broadband Group

May 25, 2004
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND INITIATES ORIGINAL SERVICES FOR NEW SUBSCRIBERS USING THE "J-COM CARD"

Jupiter Telecommunications Co., Ltd. (J-COM Broadband, Head Office: Minato-ku, Tokyo; President and CEO: Tomoyuki Moriizumi) and 32 stations of the 20 companies operated by J-COM Broadband have teamed up with Sumisho Card Inc. (Head Office: Chuo-ku, Tokyo; President: Toshihiro Sekiguchi), a 100%-owned subsidiary of Sumitomo Corporation, and will issue the J-COM Card—a VISA credit card with no annual fee—to J-COM Broadband customers starting May 26.

J-COM Broadband customers will be able to accumulate points if they use the card to settle their subscriber accounts, in addition to making purchases. The accumulated points can then be used in the "cash-back service," in which customers receive cash back from the card statement amount according to the amount of the accumulated points. The card can also be used to make purchases at all VISA affiliated stores around the world, and can take advantage of various services, such as cash advances and loans. In addition, card holders can take advantage of supplemental card services, including various types of insurance and lifestyle-related complimentary services.

In commemoration of the start of the new service, the company is now holding an original "Welcome Cash-Back" promotion, immediately awarding all new subscribers with a ¥1,000 (200 points). In addition, a "Happy Bonus Gift" of ¥500 is awarded six months after becoming a card member, and another ¥500 is awarded after twelve months (for a total of ¥1,000, or 200 points).

A major benefit of the card is that the more the card is used, the more points accumulate, and the more cash the customer can get back from the card statement amount.

J-COM Broadband will actively continue to provide all of their customers with original services and endeavor to increase customer satisfaction.

Overview of the "J-COM Card"

Qualifications:	Any subscriber of J-COM Broadband at least 18 years old
Annual fee:	No annual fee for J-COM service subscribers
Credit limit:	¥100,000 – ¥500,000
Benefits of using the J-COM card:	Cash-back service based on the settlement amount for card usage charges.

(Others)	▼ Various insurance services:	Shopping protection and various insurance services, including overseas travel accident insurance
	▼ Lifestyle-related services:	Consultations regarding concerns about health, medicine,

nursing and living; discounted moving fees; etc.

▼ Points program:	• Earn 1 point for every ¥1,000 of purchases • As "Happy Bonus Gifts," earn 100 points six months after becoming a card member, and another 100 points after 12 months, for a total of 200 points (accumulated points can be used for cash back from the total statement amount).
▼ New member promotion:	New members earn 200 points in a "Welcome Cash-Back" promotion

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

May 13, 2004

JPC, J-COM BROADBAND, SUMITOMO CORPORATION AND LIBERTY MEDIA INTERNATIONAL ESTABLISH JAPAN'S FIRST VOD CONTENT COMPANY

Jupiter VOD Co., Ltd., The Platform-Neutral On Demand Content Company for Japan To Be Established; Trials to Begin This Summer

Tokyo, JAPAN – Jupiter Programming Co., Ltd. (JPC), the largest multi-channel television programming and content provider in Japan; Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan; Sumitomo Corporation (Sumitomo) and Liberty Media International, Inc. (Liberty) announced today that they have agreed to create a new company named Jupiter VOD Co., Ltd. (J-VOD). J-VOD will be a national aggregator for Video-on-Demand content offering a platform-neutral service to distributors throughout Japan. The four companies in the new entity will be as follows: JPC (48%); J-COM Broadband (32%); Sumitomo (10%) and Liberty (10%).

J-VOD will be a full-service operation, playing an active role in defining the on demand product offering, negotiating with rights owners, encoding and distributing content to each platform's master headend. The intended content set will include a wide variety of Japanese and Western movie titles as well as other shorter form programming which may be offered individually or as part of a subscription and/or free on demand service. Platform operators will be responsible for server management, sales promotion and billing.

J-VOD will conduct a technical trial with J-COM Broadband this summer with a target date of January for a full-scale service launch. J-VOD will also begin negotiations with other platform operators later this year.

"VOD is becoming more widely available and popular as part of digital cable services in the United States. We are excited to be establishing and driving Japan's entry into the VOD business as digital cable is introduced in this country," said Tetsuro Takeoka, President of JPC. "VOD is considered a key driver to introduce digital cable TV services in Japan, where terrestrial digital broadcast was launched last December. Our consortium of investing companies will help give VOD in Japan a strong head start and help grow the digital TV business as it is deployed nationwide. We are very optimistic that our efforts will result in a more robust platform of digital television offerings."

Tomoyuki Moriizumi, President & CEO of J-COM Broadband added: "To maintain its leadership position, J-COM Broadband is committed to continuous improvement in its product set. We see on demand services as an important component in our digital proposition, alongside high definition digital terrestrial television, broadband internet and telephony. We are delighted to be participating in the first large scale VOD deployment in Japan through our investment in J-VOD."

J-VOD will be headed by President & CEO Toru Araki, most recently president of Sumitomo subsidiary Crossbeam, a distributor of hardware for cable systems. Andrew Shaw, currently Director, Strategic Development for JPC, will be Executive Vice President and COO of the new company.

·ABOUT JPC

Based in Tokyo, Jupiter Programming Co., Ltd (JPC), is a 50/50 joint venture between Liberty Media International, the international subsidiary of Liberty Media Corporation (a leading United States media company providing programming services and operating television, telephone and Internet distribution networks around the world) and Japan's Sumitomo Corporation, a leader in multimedia applications. JPC was formed in March 1996 to develop, manage and distribute television programming and content to cable and satellite distributors in Japan. Now the leading company of its kind in the country, JPC's collection of programming assets has established a solid foundation of high quality television programming and content, specifically designed for the Japanese consumer. With strategic investments in several of Japan's most popular services, JPC is dedicated to continually identifying new programming and content opportunities, and to remaining at the forefront of Japan's expanding media marketplace. JPC operates or invests in 15 channels in Japan: MoviePlus, LaLa TV, Golf Network, Shop Channel, Discovery Channel, Animal Planet, the 3 channel J Sports multiplex, AXN, Nihon Eiga (Japanese movie channel), Jidaigeki (Samurai drama channel), Kids Station, Anime Theater-X, and Nikkei CNBC. For more information on JPC and the Japan market, see the company website at www.jpc.co.jp.

·ABOUT J-COM BROADBAND

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,781,800 subscribing households (as of March 31, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 20 managed franchises operating at the local level. The number of serviceable households "homes passed" in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6.1 million (as of March 31, 2004). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of March 31, 2004).

·ABOUT SUMITOMO CORPORATION

Sumitomo Corporation, one of the leading integrated business enterprises well known as "sogo shosha", not only conducts commodity transactions in all industries utilizing worldwide networks, but also provides related customers with various financing, serves as an organizer and a coordinator for various projects, and invests in businesses from the information industry to the retailing industry. Sumitomo Corporation, including group companies, employs about 32,000 people worldwide and had gross trading profit of approximately $4.1 billion in the fiscal year ended March 2003. For additional information, please visit the Sumitomo Corporation home page at www.sumitomocorp.co.jp/english/index.htm

·ABOUT LIBERTY MEDIA INTERNATIONAL

Liberty Media International is the international division of Liberty Media Corporation, a holding company that owns interests in a broad range of electronic retailing, media, communications and entertainment businesses operating in the United States, Europe, South America and Asia. Liberty Media International, which is in the process of being spun off from its parent, will be comprised of Liberty Media's interests in various broadband and content businesses operating principally in Europe, Japan and Latin America. These businesses include UnitedGlobalCom, Inc., Jupiter Telecommunications, Co., Ltd., Jupiter Programming Co., Ltd., and Liberty Cablevision of Puerto Rico, Inc. among others. For more information visit Liberty Media Corporation's web site at www.libertymedia.com.

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■ News Release

J-COM Broadband Group

May 11, 2004
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND GIVES J-COM PHONE SERVICE A BIG BOOST

Jupiter Telecommunications Co., Ltd. (J-COM Broadband, Head Office: Minato-ku, Tokyo; President and CEO: Tomoyuki Moriizumi) will give a big boost to the "J-COM Phone" service, which is the name of the telephone service provided by the company, and will roll out services starting in June.

1. The connection charges from a J-COM Phone to a mobile phone have been greatly reduced.

Customers can take advantage of the lowest-cost connection charges in the industry without using any bothersome prefix number. The connection charges per three minutes to the major mobile phone carriers are as follows.

• NTT DoCoMo	• au	• Tu-Ka	• Vodafone
¥52.5 [¥55.125 with tax]	¥54 [¥56.7 with tax]	¥54 [¥56.7 with tax]	¥54 [¥56.7 with tax]
(¥17.5/60 seconds)	(¥18/60 seconds)	(¥18/60 seconds)	(¥18/60 seconds)

- Numbers in parentheses ( ) are the unit charges (before tax).
- These charges do not depend on the day of the week, the time of the day or regions of the mobile phone carrier.
- The tables below present a comparison with the current charge schedule, and the charge schedules of several major communications carriers.
- Some telephone calls are excluded, such as remote control of voicemail services for various mobile phone carriers.

2. Lots of variety – Option Pack (tentative name) – Monthly charge of ¥400 (¥420 with tax)

For a monthly charge of only ¥400, all of the following various optional services can be utilized:

▼ Touchtone dialing ("Push line")
▼ Caller ID display
▼ Nuisance number blocking
▼ Speed dialing
▼ Call waiting
▼ Call forwarding
▼ Caller ID announcement
▼ Three-way calling

3. In-Network All-You-Can-Dial plan (tentative name) – Monthly charge of ¥250 (¥263 with tax) (scheduled to start in August)

For a monthly charge of only ¥250 (¥263 with tax), in-network telephone calls among subscribers in all J-COM Phone service areas are free up to a total of ¥10,000 (¥10,500 with tax).

4. Start of Service

Service will start on Tuesday, June 1, 2004 (the discount plan for in-network telephone calls is scheduled to start in August).

J-COM Phone is a fixed telephone service that utilizes the fiber-optic cables and coaxial cables laid for cable television. The monthly basic charge is ¥1,330 (¥1,397 with tax) without any NTT basic charges. In addition, whereas callers must dial certain prefix numbers when using a discount dialing plan to dial from an ordinary telephone service to a mobile phone, the J-COM Phone service allows customers to take advantage of the new rates without dialing any prefix numbers.

Tables:

- Telephone charge schedule for dialing from J-COM Phone to various mobile phone companies, and charge schedule for dialing from major telecommunications carriers to various mobile phone companies.
- Each table is for in-region weekday daytime charges for 3 minutes by various mobile phone carriers.
- The numbers in parentheses ( ) on the bottom line are the charges including tax.

(Comparison of new and old J-COM Phone rates)

To / From	Prefix needed when dialing?	NTT DoCoMo	au	Tu-Ka	Vodafone
J-COM Phone (New rates)	No	¥52.5 (¥55.125)	¥54 (¥56.7)	¥54 (¥56.7)	¥54 (¥56.7)
J-COM Phone (Current rates)	No	¥70 (¥73.5)	¥90 (¥94.5)	¥120 (¥126)	¥120 (¥126)

(Rates of other companies)

NTT East Corp. NTT West Corp.*1	Prefix needed when dialing? No	¥70 (¥73.5)	¥90 (¥94.5)	¥120 (¥126)	¥120 (¥126)
NTT East Corp.	Yes	¥52.5 (¥55.125)	¥57 (¥59.85)	¥63 (¥66.15)	¥63 (¥66.15)
NTT West Corp.	Yes	¥54 (¥56.7)	¥57 (¥59.85)	¥63 (¥66.15)	¥63 (¥66.15)
NTT Communications	Yes	¥54 (¥56.7)	¥54 (¥56.7)	¥54 (¥56.7)	¥54 (¥56.7)

*1: These are the connection charge schedules set by various mobile phone carriers.

■ News Release

J-COM Broadband Group

April 19, 2004
Jupiter Telecommunications Co., Ltd.

J-COM CLUB OFF

J-COM Club Off is now available for the customers of J-COM Broadband.
You can apply for the service via internet.
The service is extended to your families and friends.

Jupiter Telecommunications Co., Ltd. (J-COM Broadband, Head Office: Minato-ku, Tokyo; President and CEO: Tomoyuki Moriizumi) will start J-COM Club Off benefit service for its customers from April 26, 2004 in partnership with Relax Communications (Tokyo, President: Kenji Koshinaga), a subsidiary of Relo Holding, which provides the management of customers' benefits. "J-COM Club Off" is the service that offers special discount rates for hotels, sports clubs, and movers to the customers of J-COM Broadband. The discount rates are applicable also to the families and friends who accompany the registered customers. The two types of services are available: the standard type which requires no membership fee and the VIP type which offers more benefits for the monthly membership fee of 500 yen (525 yen after tax).

The outline of benefits of "J-COM Club Off" include:

Resort

- ▼ Approximately 500 resort facilities in Japan
- ▼ Approximately 19,000 hotels in 3,300 cities throughout the world
- ▼ Package tours: max. 10% discount
- ▼ Approximately 800 business hotels

Sports

- ▼ Sports clubs, tennis schools, scuba diving, rafting, and indoor ski runs
- ▼ Reservations for golf courses, golf practice ranges, golf schools

Enjoy

- ▼ More than 250 theme parks (special discount)
- ▼ Approximately 100 spas, health centers and Kurhaus (special discount)

Life Support

- ▼ Nippon Rent-a-Car: up to 51% off (20%-51% discount)
- ▼ Shopping (special discount)
- ▼ Moving (special discount)

J-COM Broadband has developed J-COM Club Off service so that its customers can use a variety of facilities and services for the leisure time with their families and friends while saving money.

Applications for the service is currently only available via internet, but applications by mail and fax will be available in future. More services will be added in future.

We hope you will enjoy these services with your families and friends.

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

April 14, 2004
Jupiter Telecommunications Co., Ltd.

JUPITER TELECOMMUNICATIONS ANNOUNCES FIRST QUARTER 2004 FIGURES
J-COM's Subscribing Households Across Japan Have Increased by 10.6 Percent,

Tokyo, JAPAN — Jupiter Telecommunications Co., Ltd. (J-COM), the largest broadband and cable service provider in Japan based on the number of customers served, today released its subscribing household figures for the first quarter of 2004 (excluding Izumiotsu CATV Inc.). J-COM owns and/or operates 20 local cable franchises throughout Japan, utilizing advanced broadband network technology to bring television, telephone and Internet services to homes and businesses across Japan. J-COM's subscribing households, the number of households subscribing to at least one J-COM service through J-COM's broadband system network, increased by 172,800 year-over-year to 1,799,100 as of March 31, 2004, an increase of 10.6 percent since March 31, 2003.

"J-COM's broadband network has the capacity, reliability and flexibility to deliver ever-more varied and valuable products to Japanese consumers," said Tomoyuki Moriizumi, President and CEO of J-COM. "Our customer satisfaction levels are increasing due to the concentrated efforts of each of our local Presidents, and our local systems are continually introducing and growing new services as we develop them."

Between January 1, 2004 and March 31, 2004, the number of households subscribing to J-COM TV increased by 4,700. The number of households subscribing to J-COM Phone increased by 55,200 during the quarter, and the number of households subscribing to J-COM Net increased by 27,100 during the same period of time. The year-over-year comparisons are detailed below:

	Number of Households Subscribing to:			Number of Households Subscribing to at Least 1 J-COM Broadband Service
	J-COM TV	J-COM Phone	J-COM Net	
As of March 31, 2004	1,556,100	609,800	667,000	1,799,100
As of March 31, 2003	1,441,600	395,600	532,700	1,626,300
Number of Increase	114,500	214,200	134,300	172,800
Percent Increase	7.9%	54.1%	25.2%	10.6%

Click here to see J-COM Broadband Data (as of March 31, 2004)

* excludes the customers and results tied to Izumiotsu CATV Inc.J-COM acquired 66.67 percent of the outstanding shares of Izumiotsu CATV, Inc. on March 31, 2004.

Demonstrating the effectiveness of J-COM's packaged-services approach, the average number of services subscribed to by each J-COM subscribing household increased to 1.57 as of March 31, 2004, up from 1.46 as of March 31, 2003

Based in Tokyo, J-COM provides broadband services through 20 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available. These services are provided through J-COM's advanced broadband fiber and cable network, which carries information, content and services directly to homes throughout Japan.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,799,100 subscribing households (as of March 31, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 20 managed franchises operating at the local level. The number of serviceable households "homes passed" in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6.1 million (as of March 31, 2004). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of March 31, 2004).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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April 14, 2004

GUNMA PREFECTURE'S TAKASAKI CITY TO INVEST IN J-COM'S GUNMA OPERATIONS

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM), the largest broadband and cable service provider in Japan based on the number of customers served, today announced an investment from Takasaki city in one of J-COM's local properties, J-COM Gunma Co., Ltd. One of 20 managed franchises operated by J-COM across Japan, J-COM Gunma has received a one million yen investment from Takasaki city in Gunma prefecture, in exchange for newly issued shares in J-COM Gunma Co., Ltd. The exchange was officially completed on April 13, 2004.

J-COM Gunma will begin full-fledged digital services including terrestrial digital broadcasting on April 15, 2004. With the investment from Takasaki city, J-COM Broadband Gunma has plans to strengthen its partnership with the community and make every effort to offer services that local citizens consider useful, convenient and valuable.

J-COM Gunma's offices are in Takasaki city, Gunma prefecture. The company is capitalized to a total of 1,101 million yen (as of April 14, 2004), there are 262,000 franchise households in J-COM Gunma's service territory, 117,700 of which have J-COM Gunma services available to them (homes passed). J-COM Gunma has 16,400 J-COM TV (cable television) subscribing households (as of December 31, 2003) and 8,500 J-COM Net (broadband Internet) subscribing households (as of December 31, 2003).

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,799,100 subscribing households (as of March 31, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 20 managed franchises operating at the local level. The number of serviceable households "homes passed" in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6.1 million (as of March 31, 2004). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of March 31, 2004).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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■ News Release J-COM Broadband Group

April 12, 2004
Jupiter Telecommunications Co., Ltd.
J-COM Braodband

THE FREE BROADCAST DAY OF APRIL 2004
"Oldie TV dramas and variety shows"

Jupiter Telecommunications Co., Ltd. (J-COM Broadband, Head Office: Minato-ku, Tokyo; President and CEO: Tomoyuki Moriizumi) has scheduled the following programs for the free broadcast day in April. The theme of the free broadcasting in April is "Oldie TV dramas and variety shows; Welcome to the Family Theatre!." On April 25, 2004, from 17:00 to 22:00, a variety of oldie TV programs will be broadcast on the community channel (J-COM Channel) where normally local information is broadcast. Such classics such as "Drifters' Show," "The West Police Part II" starring Tomokazu Miura (1st episode), and "G Men" will be shown.

This monthly project has been planned so that the viewers can experience the fun of J-COM Broadband TV Service.

Even those who are not J-COM Broadband customers can fully enjoy the free broadcasting. (Please note that some TV stations are not participating in this project and that some stations may have different programming than the following.)

The programs for Free Broadcast Day (April 25, 2004)

Time	Genre	Title of the program	Channel
17:00	drama	"Shout for the Sun"	Family Theatre
18:00	drama	"Our Medals (new print edition)"	Family Theatre
19:00	drama	"The West Police Part III"	Family Theatre
20:00	special	"All about Ultra-Seven"	Family Theatre
20:30	variety	"Drifters' Show"	Family Theatre
22:00	drama	"G-men'75"	Family Theatre

April 1, 2004
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND REASSIGNS EXECUTIVES TO NEW POSITIONS

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, has announced that several of its executives have been reassigned to new positions, both at the corporate headquarters and within some of its subsidiaries.

J-COM Kanto Co., Ltd.

Mr. Kazuo Nakata has been assigned to the position of Director & Assistant to the President for J-COM Kanto from his previous position as Director, General Manager, Itabashi system.
Mr. Hiroyuki Watanabe has been assigned to the position of General Manager, Itabashi system from his previous position as Manager of the Marketing Department at Jupiter Telecommunications Co., Ltd. Both changes were effective March 1, 2004.

Cable Net Kobe Ashiya Co., Ltd.

Mr. Toru Hasegawa has been assigned to the position of President from his previous positions as Director, and Director & Assistant to the President. Mr. Akira Shima retired from the position of President. Both changes were effective March 26, 2004.

Jupiter Telecommunications Co., Ltd.

Mr. Akihiko Haruyama has been assigned to the position of Managing Director and Chief Financial Officer from his previous position as Chief Financial Officer. Mr. Susumu Shoji retired as Managing Director. Both changes were effective March 29, 2004.

J-COM Shonan Co., Ltd.

Mr. Tokuji Irie has been assigned to the position of Executive Vice President & General Manager, Shonan system from his previous position as Director & General Manager, Shonan system. Mr. Kazuo Nakata has been assigned to the full-time position of Auditor from his previous position as Director & Assistant to the President for J-COM Kanto Co., Ltd. Both changes were effective March 30, 2004.

J-COM Kanto Co., Ltd.

Mr. Hiroyuki Watanabe has been assigned to the position of Director & General Manager, Itabashi system from his previous position as General Manager, Itabashi system, effective March 31, 2004.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,781,800 subscribing households (as of December 31, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households "homes passed" in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6 million (as of December 31, 2003). J-COM Broadband's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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March 31, 2004
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND ACQUIRES INTEREST IN IZUMIOTSU CABLE COMPANY

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced its acquisition of 66.67 percent of the outstanding shares of Izumiotsu CATV, Inc., a local cable operator developing multichannel television and Internet access services in Izumiotsu city, Osaka prefecture.
Izumiotsu CATV, Inc. reaches 30,300 households within its franchise area, serving approximately 2,400 cable television subscribing households and 1,000 Internet service subscribing households (as of February 29, 2004). With this acquisition, Izumiotsu CATV, Inc. has joined the J-COM Broadband group of companies, now totaling 20, operated by J-COM Broadband throughout Japan.

"J-COM is looking forward to working with the team in Izumiotsu, expanding the reach of advanced broadband services to customers in new parts of Osaka," said Tomoyuki Moriizumi, President and CEO of J-COM Broadband.

Mr. Satoru Nozaki, President of J-COM Kansai, will assume the additional position of President of Izumiotsu CATV, Inc., effective March 31, 2004.

The acquisition was completed on March 29, 2004, and financial details of the acquisition were not disclosed.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,781,800 subscribing households (as of December 31, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households "homes passed" in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6 million (as of December 31, 2003). J-COM Broadband's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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March 31, 2004
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND TO EXPAND E-MAIL FUNCTIONALITY AND SECURITY FOR J-COM NET IN APRIL

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, has announced that it will be expanding the functionality of its broadband e-mail service provided by J-COM Net. Effective April 13, three new options will be available to J-COM Net customers in the Sapporo, Kanot and Kyshu areas, including increasing e-mail capacity, introducing e-mail codes for added security, and e-mail identification services. All are being added to J-COM Net's broadband e-mail service at no additional cost to customers.

The enhancements will allow added levels of security and functionality to J-COM Net's already robust service. J-COM Net's e-mail capacity increase will allow subscribers up to 50 Megabytes of storage space per e-mail account for e-mails and file attachments, up from a 10 Megabyte cap previously. The e-mail code introduction will allow subscribers to code communications across multiple servers, enhancing the security of e-mail correspondence and transactions. J-COM Net's e-mail identification service will allow subscribers to use a password when sending e-mail, which can be used for secure remote access of the subscriber's e-mail account from outside of the J-COM Net network.

In Kansai, where J-COM Net has a large number of existing J-COM Net subscribers, unlimited e-mail capacity has been introduced as an additional benefit along with the remote access e-mail identification service. Kansai does not have the e-mail code service available at present, though it is currently under consideration.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,781,800 subscribing households (as of December 31, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households "homes passed" in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6 million (as of December 31, 2003). J-COM Broadband's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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March 25, 2004
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND ACQUIRES @NetHome SHARES FROM SUMITOMO
Acquisition Increases J-COM Broadband's Shareholding to 100 Percent

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced its acquisition of 12.56 percent of @NetHome Co., Ltd, a high-speed cable Internet service provider and consolidated subsidiary of J-COM Broadband, from Sumitomo Corporation. With the acquisition, J-COM Broadband increases its shareholding in @NetHome to 100 percent from the 87.44 percent it held previously. The acquisition was completed on March 25, 2004, and financial details of the acquisition were not disclosed.

"The purpose of this acquisition is to meet the demands of the highly competitive digital technology environment by improving the efficiency of @NetHome's broadband internet operations," said Tomoyuki Moriizumi, President and CEO of J-COM Broadband. "From this point forward, both J-COM Broadband and @NetHome will be able to coordinate their activities more closely to serve Japan's high-speed Internet customers more immediately and more completely. We expect @NetHome to continue to be active as Japan's largest cable internet provider, based on the number of cable systems served."

@NetHome is an Internet Service Provider (ISP) offering high-speed broadband Internet services to over 150 cable systems throughout Japan (as of December 31, 2003). @NetHome acts as an Internet interconnector, connecting customers and networks to national Internet access points, building national and international high-speed backbone networks, operating the networks, and offering a variety of broadband Internet content.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,781,800 subscribing households (as of December 31, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed internet access and telephony services to customers across Japan. The number of serviceable households "homes passed" in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6 million (as of December 31, 2003). J-COM Broadband's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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RECEIVED
2004 JUL -8 A 11: 5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

■ News Release

J-COM Broadband Group

January 22, 2004
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND STARTS TO ACCEPT CREDIT CARD PAYMENT

19 branches of J-COM Broadband managed by Jupiter Telecommunications Co., Ltd. (J-COM Broadband, Head Office: Toshima-ku, Tokyo, President and CEO: Tomoyuki Moriizumi) has started to accept credit card payments for cable television, telephony, and high-speed internet service charges in association with six credit card companies (Mitsui-Sumitomo Card, JCB, Diners Club, Credit Saison, KC Card, UFJ Card) on January 27 with J-COM Broadband Tokyo, and in the end of February with all other stations. VISA, Master, JCB, American Express and Diners Club brand cards can be used.

It is said that the Japanese have more than 1.8 credit cards per person. Requests for payment by credit card have increased among the existing customers as well as the new customers applying for the service with J-COM Broadband. In addition, a more flexible settlement system is necessary in order to accommodate the future spread of interactive digital services such as PPV and VOD. Under these circumstances, J-COM Broadband decided to accept the credit card payment.

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

January 22, 2004
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND ANNOUNCES FOURTH QUARTER 2003 FIGURES
J-COM Broadband's Subscribing Households Have Increased by 12.0 Percent For the Year Ended December 31, 2003

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today released its subscribing household figures for fourth quarter 2003. J-COM Broadband's subscribing households, the number of households subscribing to at least one J-COM Broadband service, increased by 191,000 year-over-year to 1,781,800 as of December 31, 2003, an increase of 12.0 percent since December 31, 2002.

"Consistent growth has been a hallmark for J-COM Broadband over the past year, and we are proud to have continued that trend through the fourth quarter," said Tomoyuki Moriizumi, President and CEO of J-COM Broadband. "We have been making a concerted effort to improve customer satisfaction, and we believe that the consistent growth demonstrates that the higher levels of both quality of service and reliability are being acknowledged by our subscribers."

Based in Tokyo, J-COM Broadband provides broadband services through 19 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available.

Between October 1, 2003, and December 31, 2003, the number of households subscribing to J-COM TV increased by 45,200. The number of households subscribing to J-COM Phone increased by 58,400 during this quarter, and the number of households subscribing to J-COM Net increased by 42,800 during the same period of time.

	Number of Households Subscribing to:			Number of Households Subscribing to at Least
	J-COM TV	J-COM Phone	J-COM Net	1 J-COM Broadband Service
As of December 31, 2003	1,551,400	554,600	639,900	1,781,800
As of December 31, 2002	1,422,800	349,900	504,500	1,590,800
Number of Increase	128,600	204,700	135,400	191,000
Percent Increase	9.0%	58.5%	26.8%	12.0%

Click here to see J-COM Broadband Data (as of December 31, 2003)

Demonstrating the effectiveness of J-COM Broadband's packaged-services approach, the average number of services subscribed to by each J-COM Broadband subscribing household increased to 1.54 as of December 31, 2003, up from 1.43 as of December 31, 2002. Additionally, J-COM Broadband recently launched the Disney Channel on its analog lineup, and beginning in December 2003, the company began offering digital broadcasting services, including terrestrial digital broadcasting, to subscribers in 14 J-COM Broadband managed franchises in the Kanto and Kansai regions.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,781,800 subscribing households (as of December 31, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed internet access and telephony services to customers across Japan. The number of serviceable households "homes passed" in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6 million (as of December 31, 2003). J-COM Broadband's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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■ News Release J-COM Broadband Group

November 20, 2003
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND KISARAZU AND J-COM BROADBAND IBARAGI TO LAUNCH HIGH-QUALITY, LOW-COST J-COM PHONE SERVICE

In addition to existing cable television (J-COM TV) and high-speed internet connection services (J-COM Net), Kisarazu Cable Television Co., Ltd. (J-COM Broadband Kisarazu; Head Office: Kisarazu-shi, Chiba; President: Fujinami Youjirou) and Tsuchiura Cable Television Co., Ltd. (J-COM Broadband Ibaraki; Head Office: Tsuchiura-shi, Ibaraki), both operated by Jupiter Telecommunications Co., Ltd. (J-COM Broadband; Head Office: Toshima-ku, Tokyo; President and CEO: Tomoyuki Moriizumi), the largest broadband and cable service provider in Japan based on the number of customers served, will progressively introduce low-cost J-COM Phone services commencing January 8, 2004. These services will be almost equal in quality to telephony services provided by NTT East and NTT West and will enable dialing to emergency numbers 119 and 110.

J-COM Phone will provide almost identical functions and services to NTT at a lower cost (see Attachment). Services will include subscription free of charge, a monthly telephone line charge of 1,330 yen, 3-minute weekday local calls for 7.9 yen, 3-minute calls between subscribers for 5 yen as well as the optional service of a touch-tone line. Subscribers can use existing telephone sets and indoor cabling and will be able to make local and long distance calls, international calls, and calls to cellular and PHS phones.

J-COM Phone will also provide "A Number Portability Service," where new subscribers will not have to change their NTT numbers but can continue using them. (However, there are a certain number of NTT exchanges where the Number Portability Service cannot be provided to some existing telephone connections.)

Commencing January 8, the service will be introduced in Kisarazu and Kimitsu in Chiba Prefecture and in Tsuchiura, Ushiku and part of Chiyoda-machi in Ibaraki Prefecture, and will cover approximately 97,000 households in total. As of the end of September 2003, 496,200 households had subscribed to J-COM Phone.

-"J-COM Phone" basic charge etc.-

■ Comparison between J-COM Phone and NTT East Japan

	J-COM Phone	NTT East Japan
Subscription Fee	Free of charge	72,800 yen
Basic Telephone Charges (Monthly cost for residential use)	1,330 yen (665 yen for a second line)	1,450 – 1,750 yen

Telephone charges (example) Local **daytime 3-minute call	Calls to other providers such as NTT 7.9 yen/3-min. Calls to J-COM subscribers* 5.0 yen/3 min.	8.5 yen/3min.

(* Calls to J-COM subscribers do not include calls to other J-COM subscribers without direct connections to the J-COM Broadband network.)
(**Local means within the same area.)
(Click here for a table comparing costs for 3-minute calls.)

■ Installation Charges

Apartments and complex housing: from 10,000 yen / Single dwellings: from 20,000 yen

■ Optional Service Charges

- Optional services include touch tone line, call waiting, number display, diversion, nuisance call blocking, etc. (These services are provided at a cost of 200 yen for each service for a combination of any two services, and at 100 yen per service for the third and each additional service.)
- * Touch line service is provided free of charge when used in combination with other optional services.

■ Number Portability Application Fee: 2,000 yen

The J-COM Phone Number Portability Service allows you to keep the same number without changing your NTT number. (However, there are a certain number of NTT exchanges where the Number Portability Service cannot be provided to some existing telephone connections.)

■ J-COM Service Areas as of January 8, 2004

*Apart from some sections of the following administrative areas

	Scope of the Kanto area where calls between subscribers apply
J-COM Broadband Tokyo	Suginami, Nerima, Fuchu, Kogane and Kokubunji in Tokyo; Wako and Niiza, Saitama Prefecture.
J-COM Broadband Shonan	Yokosuka, Fujisawa, Chigasaki and Samukawa in Kanagawa Prefecture
J-COM Broadband Kisarazu	Kisarazu and Kimitsu in Chiba Prefecture;
J-COM Broadband Ibaraki	Tsuchiura, Ushiku and Chiyoda-machi, Ibraki Prefecture
J-COM Broadband Urawa & Yono	Saitama, Saitama Prefecture (in part)
J-COM Broadband Media Saitama	Saitama, Saitama Prefecture (in part)
J-COM Broadband YY Yachiyo	Yachiyo, Chiba Prefecture
J-COM Broadband Urayasu	Urayasu, Chiba Prefecture

J-COM Broadband Yamato	Yamato, Kanagawa Prefecture
J-COM Broadband Higashi Kanto	Kashiwa, Abiko, Kamagaya and Shonan, Chiba Prefecture
J-COM Broadband Nishi Tokyo	Kodaira, Nishi Tokyo, Higashi Kurume, Higashi Murayama and Kiyose, Tokyo
J-COM Broadband Sagamihara	Sagamihara, Kanagawa Prefecture
J-COM Broadband Itabashi	Itabashi, Tokyo

	Scope of the Kansai area where calls between subscribers apply
J-COM Broadband Kansai	Abeno, Osaka (city); Sakai, Yao, Habikino, Kaizuka, Sennan, Hannan, Misaki, Osaka (Fu); Takarazuka, Kawanishi, Mita, Inagawa, Hyogo Prefecture; Wakayama, Wakayama Prefecture
J-COM Broadband Hokusetsu	Ibaraki, Mino and Settsu, Osaka (Fu)
J-COM Broadband Kobe & Ashiya	Kobe and Ashiya, Hyogo Prefecture

	Scope of the Kitakyushu area where calls between subscribers apply
J-COM Broadband Fukuoka	Higashi-ku, Sawara-ku and Nishi-ku, in Fukuoka (city) , Fukuoka Prefecture
J-COM Broadband Fukuoka (Cable Vision)	Minami-ku in Fukuoka (city), Fukuoka Prefecture
J-COM Broadband Kita Kyushu	Tobata-ku, Kokura Kita-ku, Yawata Higashi-ku and Yawata Nishi-ku in Kita Kyushu (city), Fukuoka Prefecture
J-COM Broadband Shimonoseki	Shimonseki, Yamaguchi Prefecture

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

■ News Release

J-COM Broadband Group

November 17, 2003
Japan Cable Network Co., Ltd.
Jupiter Telecommunications Co., Ltd.
Tepco Cable Television Inc.
Japan Digital Serve Corp.

LAUNCH OF DIGITAL TERRESTRIAL BROADCASTING SERVICES BY KANTO AREA CABLE TV PROVIDERS

Jupiter Telecommunications Co., Ltd. (Head Office: Toshima-ku, Tokyo; President and CEO: Tomoyuki Moriizumi) ("J-COM Broadband"), the largest broadband and cable service provider in Japan based on the number of customers served, Japan Cable Network Co., Ltd (Head Office: Chuo-ku, Tokyo; President Jun Higuchi) ("JCN"), Tepco Cable Television Inc. (Head Office: Saitama-shi, Saitama; President Mr. Murakami) ("T-CAT"), and Japan Digital Serve Corp. (Head Office: Shibuya, Tokyo; President: Hiroshi Kawamura) ("JDS") will launch a new digital terrestrial broadcasting service for the Kanto area using joint receiver facilities.

It is hoped that digital terrestrial broadcasting will result in the development of a true digital broadcasting service that will provide not only high quality and high functionality, but also provide broadcasting of regional community-based data. Although there were plans to launch the service in December this year in the Kanto area, the area that can currently receive digital terrestrial broadcasting via direct transmission is limited to only part of the Tokyo metropolitan area. Nevertheless, all cable television providers are hoping to launch digital terrestrial services for their subscribers at an early stage.

To achieve this, the four companies — JCN, J-COM Broadband, T-CAT and JDS — have agreed on the joint use of a receiving station to be established in an area (Koto-ku, Tokyo) where digital terrestrial broadcasting can be received by direct transmission and transmitting facilities from the receiving base to each network. As a result, it will be possible to re-broadcast digital broadcasts in areas where direct transmission cannot reach its intended destination through the use of their respective networks. This is expected to contribute to the early widespread availability of digital terrestrial broadcasting and a reduction in capital investment for each of the providers as they move towards digital terrestrial broadcasting.

By using a set-top-box, subscribers located in the areas of the cable television providers will not need to install a UHF antenna and subscribers of certain cable television providers will be able to receive digital terrestrial broadcasting using televisions that support digital terrestrial broadcasting.

With a December launch of digital terrestrial broadcasting in mind, 11 providers of T-CAT and J-COM Broadband, 12 JCN providers and 26 JDS Kanto area providers will

commence services in stages following the completion of technical field testing at T-CAT. Each company will continue to devote efforts to the development of cable television by promoting joint initiatives in the area of CATV digital broadcasting and will meet the diverse needs of its subscribers.

November 12, 2003
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND WILL BEGIN OFFERING TERRESTRIAL DIGITAL SERVICES
December Debut of Terrestrial Digital Services Marks Key Technological Milestone for Japanese Marketplace

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced its upcoming introduction of digital broadcasting services, delivered via its cable network. Beginning in December 2003, J-COM Broadband will be offering digital broadcasting services, including terrestrial digital broadcasting, to subscribers in 14 J-COM Broadband managed franchises in the Kanto and Kansai regions.

The digital broadcast offerings will include more than 50 channels, including currently available terrestrial broadcasting channels, Communications Satellite (CS)-delivered basic digital channels, CS premier digital channels and Broadcast Satellite (BS) digital broadcasting as well as an electronic programming guide to help viewers navigate the extensive choices available to them. High definition (HDTV) services are also included in the digital services offering. HDTV technology provides video and audio that is clearer, sharper and more vibrant than standard analog television transmissions. In addition to digital broadcast and HDTV services, J-COM Broadband is planning to add pay-per-view options and several new CS digital basic channels to the offering in the spring of 2004. More details will be provided as they become available.

J-COM Broadband expects to make its digital broadcasting services available to subscribers for 5,480 yen, which includes the lease fee for the upgraded set-top box required to receive the services. Subscribers to the service need only the advanced set-top box (provided by J-COM Broadband) and a high-definition television set (*1), an HDTV-ready set(*2) or an analog television set(*3).

"High-definition programming is of great interest to our subscriber base and to the larger Japanese marketplace overall," said Tomoyuki Moriizumi, President and CEO of J-COM Broadband. "The new digital broadcasting package that J-COM Broadband is introducing offers a complete sampling of the high-definition product available today alongside new terrestrial digital services that are just now being introduced. The digital platform for entertainment is becoming very popular as the quality of picture and sound are unlike any other television experience."

Though terrestrial digital broadcasting signals are initially available in only limited geographic areas, J-COM Broadband plans to utilize its extensive fiber networks to offer the services to subscribers who live in areas unable to receive the terrestrial digital signals directly over the air.

Based in Tokyo J-COM Broadband provides broadband services in 19 managed franchises including cable television services (J-COM TV) high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available.

(*1) An HDTV television set with a built-in BS digital tuner; a set with a D3, D4 terminal
(*2) A television set available for high-definition without a built-in high-definition tuner; a set with a D3, D4 terminal
(*3) A television set (including those with a 16x9 aspect ration with a D1, D2 terminal) without the capabilities mentioned above.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,722,700 subscribing households (as of September 30, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6 million (as of September 30, 2003). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of September 30, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and

unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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■ News Release

J-COM Broadband Group

October 28, 2003
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND PLANNING "RESEARCH LABORATORY FOR COMBATIVE SPORTS OF THE NEAR FUTURE" JOINT EVENT WITH 3 SPORTS CHANNELS

Jupiter Telecommunications Co., Ltd. (J-COM Broadband, Head Office: Toshimaku-ku, Tokyo; President and CEO: Tomoyuki Moriizumi), the largest broadband and cable service provider in Japan based on the number of customers served, plans to hold events related to combative sports in cooperation with three companies: J SPORTS Broadcasting, which operates the sports channel "J SPORTS 1+2+3"; SKY A Co., Ltd., which operates "SKY A"; and Space Vision Network Co., Ltd., which operates "GAORA." The events will include a talk show hosted by combative sports fighters and will be called "Research Laboratory for Combative Sports of the Near Future." The program will make its debut in Shibuya, Tokyo on November 8 in a talk show hosted by wrestler Keiji Mutoh of All Japan Pro-Wrestling. The event will be broadcast by all J-COM channels (community channels) and will be the first original program where J-COM Broadband viewers can enjoy the appearance of famous sports personalities.

The new program, "Research Laboratory for Combative Sports of the Near Future," will introduce subscribers to the excitement of television viewing of combative sports and will respond to the current popularity of combative sports, including Pancrase, All Japan Pro-wrestling and World Wrestling Entertainment (WWE). J-COM Broadband's purpose in introducing these programs is to increase the satisfaction of existing customers in a multi-channel era made possible through digitalization, and at the same time to increase the number of new subscribers.

Overview of the first "Research Laboratory for Combative Sports of the Near Future" Event:

Date: Saturday, November 8, 2003, 14:00 ~ 16:30
Place: WOMB, 2-16 Maruyama-cho, Shibuya-ku, Tokyo
Event Overview:
Talk Show: Part 1: Yuki Kondo of Pancrase
Part 2: Keiji Mutoh of All Japan Pro-wrestling
(Click here for the profile of the above fighters)
Attendance: By lottery (The audience, including participants who reside outside of J-COM Broadband's areas, has already been selected.)
*Media groups are welcome to attend and may proceed directly to the venue.

Planned broadcasting on J-COM channels:
The program will be broadcast by community channels of all J-COM stations.
Program Name: "Research Laboratory for Combative Sports of the Near Future" (30 minutes)

Combative sports programs popular among J-COM TV subscribers:
J SPORTS: "World Wrestling Entertainment" (WWE)
SKY A: "Pancrase Hybrid Hour"
GAORO: "All Japan Pro-wrestling"

Profile of Yuki Kondo of Pancrase:

Jul. 1975	Born in Nagaoka-city, Niigata prefecture.
May 1994	Acquired Level 2 in Shorinji Kempo. Passed the second entry test and joined Pancrase.
Jan. 1996	Made a stunning winning debut by defeating his opponent with a TKO in a debut match in 141 seconds: defeated Minoru Suzuki in the fifth match since his debut in June and was dubbed the "Wonder Newcomer."
1996	Admirably won the championship of the Neo Blood Tournament, the gateway to success for young fighters; in September, defeated Frank Shamrock, who ranked No. 1 at the time with a KO and later recorded 9 consecutive wins. Received the Newcomer Award in the Tokyo Pro-wrestling Newspaper's Pro-wrestling Grand Award category.
Apr. 1997	Won the belt for the 5th championship only one and a half years after his debut, but the title was recaptured by former champion Masakatsu Funaki at the end of the year.
Apr. 1999	Defeated the Dutch karate champion Semmy Schilt and regained the championship title after a year and four months
May 2000	Participated in the "Coliseum 2000" event held at Tokyo Dome and defeated Rickson Gracie's No. 1 student Saulo Riberio. Also participated in the UFC major event.
Dec. 2001	Won an overwhelming victory over Akihiro Gono, the lucky adventurer of GRABAKA, and his potential was recognized anew.
2003	Developed further as a fighter through an historical Pancrase fierce fight against Sanae Kikuta and a match against Nippon Pro-Wrestling fighter Josh Barnett in the title belt for the open weight division. With his motto "Steadfast Spirit," Kondo is attracting public attention as a mover and shaker of the combative sports world.

Profile for All Japan Pro-wrestling fighter Keiji Mutoh:

Dec. 1962	Born in Fujiyoshida, Yamanashi Prefecture.
1984	Joined New Japan Pro-wrestling and in the same year made his debut in a match against Chono.
1995	Shone as the 17th IWGP Heavyweight Champion. Won the championship in the G1.
2000	Played an active part in WCW in the US.
2001	Formed the Super Group Unit BATT. Realized his destiny in appearing in the All Japan Pro-wrestling for the first time at the Tokyo Dome. Reigned as the 27th Triple Crown Heavyweight Champion, the 45th World Tag Champion, and the 42nd IWGP Tag Champion.

2002	Triple Crown recaptured by Kawada at the Budokan Hall.
Feb. 26	Joined All Japan Pro-wrestling.
	Participated in the Champion Carnival for the first time and won his first championship in the carnival.
Sep. 30	Became President and CEO of the All Japan Pro-wrestling Co., Ltd..
Oct. 27	Reigned as the 30th Triple Crown Champion under the wrestling name of "The Great Muta" after defeating Tenryu at the Nihon Budokan Hall.
2003	Fought with Shinya Hashimoto of ZERO-ONE in a summit deciding match that was suddenly decided. Suffered an unexpected defeat and lost the Triple Crown Championship. Suffered a defeat to Arashi in the semi-final of the Champion Carnival in an attempt to win his second championship. We are hoping that Keiji Mutoh will make a comeback with a vengeance.

October 20, 2003
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND ANNOUNCES THIRD QUARTER 2003 FIGURES
J-COM Broadband&'s Subscribing Households Have Increased by 13.1 Percent Within the Last 12 Months

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today released its subscribing household figures for third quarter 2003. J-COM Broadband's subscribing households, the number of households subscribing to at least one J-COM Broadband service, increased by 199,000 year-over-year to 1,722,700 as of the end of September 2003, an increase of 13.1 percent since the end of September 2002.

"We're very pleased with the steady growth that we continue to experience in all three of our product categories – multichannel cable television, broadband telephone service and high speed data delivery," said Tomoyuki Moriizumi, President and CEO of J-COM Broadband. "Competition for every customer is fierce, and we firmly believe that J-COM Broadband offers Japanese consumers the best value in the marketplace with the variety, availability and ease of our packaged offerings. We look forward to expanding our product line further and offering J-COM Broadband customers a growing number of new choices as advancing technologies and content options become practical to introduce."

Based in Tokyo, J-COM Broadband provides broadband services in 19 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available.

Between July 1, 2003, and September 30, 2003, the number of households subscribing to J-COM TV increased by 30,500. The number of households subscribing to J-COM Phone increased by 49,800 during the quarter, and the number of households subscribing to J-COM Net increased by 29,700 during the same period of time.

	Number of Households Subscribing to:			Number of Households Subscribing to at Least
	J-COM TV	J-COM Phone	J-COM Net	1 J-COM Broadband Service
As of September 30, 2003	1,506,200	496,200	597,100	1,722,700
As of September 30, 2002	1,373,500	299,600	463,200	1,523,700
Number of Increase	132,700	196,600	133,900	199,000
Percent Increase	9.7%	65.5%	28.9%	13.1%

Demonstrating the effectiveness of J-COM Broadband's packaged-services approach, the average number of services subscribed to by each J-COM Broadband subscriber increased to 1.51 as of September 30, 2003, up from 1.40 as of the end of September 2002.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,722,700 subscribing households (as of September 30, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6 million (as of September 30, 2003). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of September 30, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or

achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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■ News Release

J-COM Broadband Group

October 16, 2003
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND ANNOUNCES LOCAL MANAGEMENT CHANGES AND APPOINTMENTS

Jupiter Telecommunications Co., Ltd. (J-COM Broadband, Head Office: Toshima-ku, Tokyo; President and CEO: Tomoyuki Moriizumi), the largest broadband and cable service provider in Japan based on the number of customers served, today announced a number of changes in staff at the following consolidated subsidiaries:

J-COM Tokyo Co., Ltd.

- Mr. Shigeru Okada to East Area Manager (from Director for J-COM Kansai and General Manager for the Rinkuu system).

J-COM Kansai, Co. Ltd.

- Mr. Akatsuki Nozaki to President and CEO (from company Auditor of Hokusetsu Cable Net Co., Ltd.).
- Mr. Hiroshi Inoue to President, General Manager for the Southern Area, General Manager for the Osaka system, and General Manager for the Kawachi system (from President and CEO and General Manager for the Takarazuka Kawanishi system).
- Mr. Minoru Saito to Director, Manager of Administration and Personnel and Accounting Manager (from Director and General Manager for the Osaka system).
- Mr. Yoshitaka Toyoshima to Director and General Manager for the Takarazuka Kawanishi system (from Director and General Manager for the Kawachi system).
- Mr. Kuninori Nakajima to General Manager for the Rinkuu system (from Rinkuu Adviser).
- Mr. Katsuki Kyo to Deputy General Manager for the Kawachi system (from Deputy General Manager for the Takarazuka Kawanishi system).

Hokusetu Cablenet Co., Ltd.

- Mr. Tabuchi Susumu to Auditor (from Managing Director and Manager of Administration and Personnel for J-COM Kansai Co., Ltd.).

September 17, 2003

J-COM BROADBAND TO ADD DISNEY CHANNEL TO BASIC LINEUP
J-COM TV Subscribers Across Japan Will Have Disney Channel Programming Available Starting November 18, 2003

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served; and Walt Disney Television International Japan (Disney) today announced an agreement whereby Disney Channel will be distributed via J-COM Broadband's cable television network beginning November 18, 2003. J-COM TV customers throughout J-COM Broadband's 19 franchise areas will have access to the Disney Channel on their basic cable service lineup for no additional charge.

"Disney will be a great addition to J-COM Broadband's basic lineup," said Tomoyuki Moriizumi, President and CEO, J-COM Broadband. "J-COM TV offers a number of widely popular television brands that offer valuable variety to cable customers across Japan and, especially with the addition of networks like Disney, will encourage Japanese television viewers to sample and enjoy the rich content available on cable's ever-advancing platform."

"Disney Channel will feature a unique mix of entertainment specifically tailored for Japanese kids and families," said Paul Candland, Managing Director, Walt Disney Television International Japan. "As well as being able to enjoy movies, animated series and live action series we will also be investing in new Japan original shows to be produced at our new studio. I am extremely pleased that this unique offering will now be available to J-COM TV subscribers and look forward to working with J-COM Broadband to continue the development and expansion of the multi-channel television world in Japan."

As part of the agreement, both companies will be involved in co-marketing campaigns to promote the Disney Channel and its availability on J-COM TV.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,677,800 subscribing households (as of June 30, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6 million (as of June 30, 2003). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of June 30, 2003).

Walt Disney Television International is responsible for all The Walt Disney Company's free and pay television activities outside the U.S.A. These activities include branded and non-branded programme distribution through Buena Vista International Television (BVITV), production and broadcasting, including the development and management of Disney Channels and other media investments.

WDTV-I is renowned for its locally produced entertainment through both Disney Channels and terrestrial branded programmes. Since 1995, 21 Channels have been successfully launched worldwide and are seen in 63 countries - Disney Channel UK, Disney Channel France, Disney Channel Italy, Disney Channel Germany, Disney Channel Spain, Disney Channel Malaysia, Disney Channel Brunei, Disney Channel Singapore, Disney Channel Philippines, Disney Channel Taiwan, Disney Channel Australia, 2 Disney Channels in Latin America, Disney Channel Middle East, Disney Channel Brazil, Disney Channel Portugal, Disney Channel South Korea and Disney Channel Indonesia. Disney Channel Scandinavia was launched in February 2003 and Disney Channel Japan will be launched in November 2003. Each Disney Channel provides unique quality programming specifically designed for its local audience and entirely dedicated to kids and their families.

With 84 branded shows per week in 60 countries, WDTV-I's branded programming reaches 600 million viewers around the world each week: Diggin' It on GMTV in the UK; Disney! on TF1 in France and Disney Clubs in all the major markets. Disney was the first US Studio to adopt a local approach to production, tailoring content to specific audiences.

Disney Channel also co-produces Art Attack, the unique multi-award winning art show. Art Attack is an international co-production with programmes produced locally in eight languages: English, French, German,

Spanish, Italian, Greek, Arabic, and Portuguese.

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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September 9, 2003

J-COM BROADBAND AND SKY PerfecTV! TEAM UP TO ADVANCE DIGITAL BROADCASTING SERVICES IN JAPAN

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, and SKY Perfect Communications Inc., Japan's digital multi-channel broadcasting services company, today announced an agreement whereby J-COM Broadband will utilize SKY PerfecTV!'s function of digital encoding of broadcast signals, the satellite-delivered multi-channel entertainment platform, to provide J-COM Broadband cable customers digital cable television services beginning next year.

With plans to introduce digital multi-channel services in 2004, J-COM Broadband systems will use SKY PerfecTV!'s digital technology to locally re-multiplex digital signals it receives from SKY PerfecTV!'s satellite platform to offer J-COM TV customers a new digital cable service. J-COM Broadband will be able to offer its customers an efficient and effective digital product - including pay-per-view services and electronic program guide (EPG) options not currently available.

J-COM Broadband is planning to launch CS digital multi-channel broadcasting services by the end of June 2004. The first areas to introduce the approximately 60-channel service (and the accompanying digital options including pay-per-view and EPG) include J-COM Broadband Tokyo, J-COM Broadband Kansai (the Kawachi system), and J-COM Broadband Fukuoka.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,677,800 subscribing households (as of June 30, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6 million (as of June 30, 2003). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of June 30, 2003).

About SKY Perfect Communications Inc.:
SKY Perfect Communications Inc. (TSE MOTHERS: 4795) had total assets as of March 31, 2003 of approximately US$1,101 million and total annual revenues of approximately US$596 million. SKY Perfect Communications offers a digital multi-channel satellite broadcasting service in Japan and engages in subscriber management and marketing as a platform carrier. Aggressive subscriber acquisition has created overwhelming dominance in Japan.

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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July 29, 2003
Jupiter Telecommunications Co., Ltd.

J-COM NET ANNOUNCES NEW "J-COM NET PREMIER" HIGH SPEED DATA SERVICE
With Cable Modems Providing Up to 30 Mbps Maximum Download Speed, New Service Debuts in Tokyo September 1st

Tokyo, JAPAN — Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced the introduction of "J-COM Net Premier", a new high-speed cable Internet service which allows subscribers data download speeds of up to 30 Mbps (per the specification of the cable modems used). The service will initially launch in J-COM Broadband's Tokyo system September 1, 2003, and is expected to become available in additional service areas before the end of the year, with anticipated full-company availability by January 2004.

The J-COM Net Premier service package includes 24-hour high-speed access through the subscribers' cable connection at download speeds up to 30 Mbps (per the specification of the cable modems used) and standard upload speeds of up to 2 Mbps (per the specification of the cable modems used), DOCSIS certified cable modem rental, virus detection services and 5 e-mail accounts for a monthly fee of 5500 yen. In conjunction with the launch of J-COM Net Premier, J-COM Broadband is reducing the monthly fee for its standard high-speed access service, J-COM Net, which offers subscribers high-speed Internet access at speeds of up to 8 Mbps (per the specification of the cable modems used). As J-COM Net Premier is introduced in each service area, J-COM Net subscribers will have the option of upgrading their service to the Premier package for 5,500 yen, or they may continue their regular J-COM Net service for a reduced fee of 4,980 yen per month.

Those J-COM Net subscribers who also subscribe to either television or phone services from the company (80 percent of J-COM Net subscribers subscribe to a bundled-service package from J-COM Broadband) will continue to enjoy a discounted rate for multiple service subscriptions, though the rate varies depending on the subscriber's location and the services subscribed to.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,677,800 subscribing households (as of June 30, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6 million (as of June 30, 2003). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of June 30, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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July 22, 2003
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND TO OFFER TERRESTRIAL DIGITAL BROADCASTING SERVICE
Customers in Kanto and Kansai Can Enjoy Terrestrial Digital Broadcast Services and HDTV via J-COM TV in 2004

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced its intention to begin retransmission of terrestrial digital broadcasting signals in J-COM Broadband's Kanto and Kansai area franchises by mid-2004. As terrestrial digital broadcasting is introduced as an over-the-air service in these areas of Japan, J-COM Broadband will make the service available over its broadband network in the Kanto and Kansai regions. J-COM TV serves more than 1.2 million customers in these two regions.

J-COM TV subscribers will have access to terrestrial digital broadcast signals via their current high-definition television set (*1), a television set available for high-definition (*2) or an analog television set (*3) by using a new digital set-top box leased to them by J-COM Broadband.

"With the rapidly increasing demand for HDTV, J-COM Broadband plans to aggressively develop the terrestrial digital broadcasting service through which subscribers will be able to enjoy specially-designed HDTV content," said Tomoyuki Moriizumi, President and CEO of J-COM Broadband. "The J-COM Broadband subscriber using this terrestrial digital service in conjunction with their current high-definition television set (*1) or a television set available for high-definition (*2) will be able to enjoy high definition video programming and the engaging and compelling television experience that comes with it."

Though terrestrial digital broadcasting signals are expected to reach only limited geographic areas upon initial introduction, J-COM Broadband is planning to utilize its fiber networks to offer terrestrial digital broadcasting services to a wider selection of customers who live in areas not able to directly receive the terrestrial digital signals over the air.

(*1) High-definition television set: television set with built in BS digital tuner, television set with D3, D4 terminal
(*2) Television set available for high-definition (not built-in high-definition tuner): television set with D3, D4 terminal
(*3) Analog television set: television set (including 16 x 9 television set with D1, D2 terminal) except for the television sets mentioned above. Customers with standard, low-tech analog television sets (not equipped for high definition) will be able to receive the terrestrial digital service if desired, though the high definition experience will not be available.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,677,800 subscribing households (as of June 30, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6 million (as of June 30, 2003). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of June 30, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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July 22, 2003
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND ANNOUNCES SECOND QUARTER 2003 FIGURES
J-COM Broadband's Subscribing Households Have Increased by Over 15 Percent Within the Last 12 Months

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today released its subscribing household figures for second quarter 2003. J-COM Broadband's subscribing households, the number of households subscribing to at least one J-COM Broadband service, increased by 224,900 year-over-year to 1,677,800 as of the end of June 2003, an increase of 15.5 percent since the end of June 2002.

"J-COM Broadband has been focusing its resources on growing our three business lines over the past several months, and we are pleased that our subscribing household penetration is expanding respectably in this increasingly competitive marketplace," said Tomoyuki Moriizumi, President and CEO of J-COM Broadband. "We firmly believe in packaging our services and providing both convenience and value to our customers, and we plan to continue this approach as we explore new technology developments and service options for our customers in the future."

Based in Tokyo, J-COM Broadband provides broadband services in 19 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available.

Between April 1, 2003, and June 30, 2003, the number of households subscribing to J-COM TV increased by 34,100. The number of households subscribing to J-COM Phone increased by 50,800 during the quarter, and the number of households subscribing to J-COM Net increased by 34,700 during the same period of time.

	Number of Households Subscribing to:			Number of Households Subscribing to at Least
	J-COM TV	J-COM Phone	J-COM Net	1 J-COM Broadband Service
As of June 30, 2003	1,475,700	446,400	567,400	1,677,800
As of June 30, 2002	1,320,400	250,200	419,800	1,452,900
Number of Increase	155,300	196,200	147,600	224,900
Percent Increase	11.8%	78.4%	35.2%	15.5%

Click here to see J-COM Broadband Data (as of June 30, 2003)

Demonstrating the effectiveness of J-COM Broadband's packaged-services approach, the average number of services subscribed to by each J-COM Broadband subscriber increased to 1.48 as of June 30, 2003, up from 1.37 as of the end of June 2002.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,677,800 subscribing households (as of June 30, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6 million (as of June 30, 2003). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of June 30, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and

unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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July 10, 2003

FOR IMMEDIATE RELEASE

For more information contact:

October Strategies, Inc., 303-627-4545 or 303-471-4511

J-COM BROADBAND AND STAR CHANNEL TO OFFER NEW "STAR MOVIE SET" PACKAGE FOR MULTICHANNEL MOVIE ENTHUSIASTS

Beginning August 1st, the "Star Movie Set" Package Will Be Available to J-COM TV Subscribers for 5,550 Yen Per Month

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, and Star Channel Inc., one of Japan's popular movie channels, today announced the creation of a new J-COM TV package, the "Star Movie Set", which combines J-COM TV's basic subscription service with Star Channel for a discounted subscription price of 5, 550 yen per month. The new "Star Movie Set" offers subscribers a savings of 230 yen over current a la carte prices, and the package will be available beginning August 1, 2003.

Star Channel is a 24-hour movie channel focusing on Hollywood selections that subscribers can view approximately one year prior to their airing on terrestrial television channels. Star Channel offers the largest selection (This means that the broadcasting length of Hollywood movies is longest in Japan, according to Star Channel.) of Hollywood movies available in Japan and the service enjoys a significant satisfaction rate amongst current J-COM TV subscribers who also subscribe to Star Channel. According to J-COM Broadband marketing research (conducted by a research company), nearly 80 percent of J-COM TV subscribers who also subscribe to Star Channel are satisfied with the channel.

As a part of its introductory promotion, J-COM Broadband is offering new J-COM TV subscribers who subscribe to the "Star Movie Set" package a free initial month viewing (if the new subscriptions begin before June 30, 2004), and is offering current J-COM TV subscribers who sign up for the new "Star Movie Set" the same free month offer, though only for new Star Movie Set subscribers who sign up prior to August 31, 2003. Additionally, the two companies plan to jointly promote the new package via free preview opportunities through J-COM Broadband's community channels and by co-sponsoring select marketing events.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,626,300 subscribing households (as of March 31, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.85 million (as of March 31, 2003). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of March 31, 2003). For more information, visit J-COM Broadband's website at http://www.jcom.co.jp/corporate/english.html

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June 16, 2003
Jupiter Telecommunications Co., Ltd.

TEMPORARY INTERRUPTION IN J-COM PHONE SERVICE IN NISHI-TOYKO AND ITABASHI RESOLVED

Emergency "110" and "119" Calls Were Not Affected

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, has released a statement regarding a recent telephony interruption and resumption of its J-COM Phone service in the Nishi-Tokyo and Itabashi systems of J-COM Kanto Co., Ltd., an operating unit of J-COM Broadband.

The telephony service outage began at approximately 3:15 PM on Saturday, June 14th, and affected outgoing calls in J-COM Broadband Itabashi and J-COM Broadband Nishi-Tokyo to Kodaira, Higashimurayama, Kiyose, Higashikurume, Nishi-Tokyo, Kokubunji, Koganei and Fuchu until approximately 3:55 AM on June 15th, and incoming calls in parts of J-COM Broadband Nishi-Tokyo until approximately 11:45 PM on June 14th. A switchboard problem was determined to be the cause of the interruptions, and J-COM Broadband fixed the problem within hours of its detection.

Emergency call functions (i.e., "110" and "119" numbers) were not affected by the telephony service outage.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,626,300 subscribing households (as of March 31, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.97 million (as of March 31, 2003). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of March 31, 2003).

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June 2, 2003
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND REASSIGNS EXECUTIVES TO NEW POSITIONS

Tokyo, JAPAN — Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, has announced that several of its executives have been reassigned to new positions, both at the corporate headquarters and within some of its subsidiaries.

The reassignments are part of a company-wide effort to align personnel more effectively with responsibilities as J-COM Broadband evolves and grows.

The reassignments are as follows:

Effective May 16, 2003:
Jupiter Telecommunications Co., Ltd.
Mr. Ikuo Matsumoto to Full-time Auditor from Vice President-Treasury Department.
Mr. Koji Kobayashi to Vice President-Treasury Department, from Full-time Auditor

Effective May 28, 2003:
J-COM Gunma Co., Ltd.
Mr. Shinichi Miyazawa to President from Vice President-Procurement Department, Jupiter Telecommunications Co., Ltd.
Mr. Tadahiko Shaura retired as President

Media Saitama Co., Ltd.
Mr. Tadahiko Shaura to Full-time Auditor from President, J-COM Gunma Co., Ltd.
Mr. Shigeru Kamio to Advisor from Full-time Auditor

Effective May 30, 2003:
Jupiter Telecommunications Co., Ltd.
Mr. Yasufumi Hirayama to Managing Director-External Relations Planning (Jupiter Telecommunications Co., Ltd., based in Fukuoka) and President, Fukuoka Cable Network Co., Ltd., from Managing Director-External Relations Planning, Jupiter Telecommunications Co., Ltd.

Fukuoka Cable Network Co., Ltd.
Mr. Yasufumi Hirayama to President and Managing Director-External Relations Planning (Jupiter Telecommunications Co., Ltd., in Fukuoka) from Managing Director-External Relations Planning, Jupiter Telecommunications Co., Ltd.
Mr. Toshiyuki Tsuzuki retired as President

Effective June 1, 2003:
J-COM Tokyo Co., Ltd.
Mr. Yusuke Ujimoto to General Manager-West Area, from General Manager-West Area and Vice President-Engineering Department

J-COM Shonan Co., Ltd.
Mr. Shigeru Shimamura to Managing Director and General Manager, Yokosuka system, from Managing Director and General Manager, Shonan system
Mr. Tokuji Irie to Director and General Manager, Shonan system from Director and General Manager, Yokosuka system

J-COM Kansai Co., Ltd.
Mr. Hiroshi Inoue to President, J-COM Kansai Co., Ltd., and General Manager, Takarazuka-Kawanishi system of J-COM Kansai Co., Ltd., from President, J-COM Kansai Co., Ltd.
Mr. Takeshi Nishio to Director and Vice President-Engineering Department, from Director and General Manager, Takarazuka- Kawanishi system of J-COM Kansai Co., Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,626,300 subscribing households (as of March 31, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.97 million (as of March 31, 2003). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of March 31, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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May 21, 2003
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND TO OFFER FREE MULTICHANNEL CABLE PREVIEW ON MAY 31, 2003

Urawa Yono and Media Saitama Systems To Preview Select Cable Programming For Potential Subscribers

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced a free preview day for Urawa Cable Network Co., Ltd. (J-COM Broadband Urawa Yono) and Media Saitama Co., Ltd. (J-COM Broadband Media Saitama) on May 31, 2003. The preview day will allow television viewers connected to the J-COM Broadband network in these regions to receive multichannel cable programming from popular networks including Animax, Discovery Channel, AXN, Golf Network and FOX on the systems' community channel. J-COM Broadband is providing the free preview from 9:00 AM to 9:45 PM on May 31, 2003 to showcase cable programming for approximately 200,000 potential subscribers in these regions. The preview will only be able to be seen by cable-connected television households (including multiple dwelling units) in these regions, as the programming is provided via J-COM Broadband's multichannel network.

During the preview programming, the two operators will broadcast a toll free number on the screen to promote possible subscription for interested viewers.

System name / toll free number	Community Channel for Preview Viewing	Area
J-COM Broadband Urawa Yono 0120-164-041	9	A part of Saitama
J-COM Broadband Media Saitama 0120-893-315	9	A part of Saitama, Ageo, Ina-cho

The following chart lists a selection of expected programs and a detailed program list outlining the expected schedule is here.

Cable Network	Category	Featured Programming
Animax	Animation	Dragon Ball GT/Best Battle Special
Discovery Channel	Documentary	Super Legend "Mount Everest"
AXN	Cinema	"The Hacker" 1999 US
Golf Network	Sports	"You are Single Player!"
FOX	Foreign Drama	"Boston Public"

For questions regarding the preview or to receive subscription information, local viewers should contact J-COM Broadband Urawa Yono's customer service office at 0120-164-041 or J-COM Broadband Media Saitama's customer service office at 0120-893-315.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,626,300 subscribing households (as of March 31, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.85 million (as of March 31, 2003). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of March 31, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

April 22, 2003
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND REACHES 1.6 MILLION HOUSEHOLDS AS OF MARCH 31, 2003

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today released its subscribing household figures for first quarter 2003. J-COM Broadband's subscribing households, the number of households subscribing to at least one J-COM Broadband service, increased by 271,000 year-over-year to 1,626,300 as of the end of March 2003, an increase of 20.0 percent since the end of March 2002.

"The cable industry in Japan is experiencing some of the same dynamics as in other parts of the world, with video subscriptions cooling off and high-speed data and cable telephony leading the product and subscriber growth for the industry," said Tomoyuki Moriizumi, President and CEO of J-COM Broadband. "Our packaging approach has been very successful as customers appreciate the value of having multiple services provided by J-COM Broadband as a single broadband source, and as we continue to increase service levels we look forward to growing our customer base across all three product lines."

Based in Tokyo, J-COM Broadband provides broadband services to customers in 19 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available. In calculating its first quarter 2003 figures, J-COM Broadband has included the number of subscribing households in J-COM Broadband Chofu-Setagaya which is not a subsidiary of Jupiter Telecommunications Co. Ltd. Jupiter Telecommunications has no ownership interest in J-COM Broadband Chofu-Setagaya but Jupiter Telecommunications is supporting its management and operations. Chofu-Setagaya is offering the services under "J-COM Broadband" brand from first quarter 2003.

Between January 1, 2003, and March 31, 2003, the number of households subscribing to J-COM TV is unchanged. The number of households subscribing to J-COM Phone increased by 45,700 during the quarter, and the number of households subscribing to J-COM Net increased by 22,800 during the same period of time.

	Number of Households Subscribing to:			Number of Households Subscribing to at Least
	J-COM TV	J-COM Phone	J-COM Net	1 J-COM Broadband Service
As of March 31, 2003	1,441,600	395,600	532,700	1,626,300
As of March 31, 2002	1,241,800	200,700	364,100	1,355,300
Number of Increase	199,800	194,900	168,600	271,000
Percent Increase	16.1%	97.1%	46.3%	20.0%

The number of households subscribing to two or more services from J-COM Broadband steadily increased during the quarter, as J-COM Broadband continues to package its product offerings effectively. The average number of services subscribed to by each J-COM Broadband subscriber increased to 1.46 as of March 31, 2003, up from 1.33 as of the end of March 2002.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,626,300 subscribing households (as of March 31, 2003) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.85 million (as of March 31, 2003). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of March 31, 2003).

Certain statements in this news release may constitute "forward-looking statements," which involve known and

unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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April 17, 2003
Jupiter Telecommunications Co., Ltd.

LIBERTY MEDIA AND SUMITOMO TO INCREASE SHAREHOLDING IN J-COM
J-COM Changes Its Capital Structure, Issuing New Shares to Accommodate Changes

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM), the largest broadband and cable service provider in Japan based on the number of customers served, today announced that it will be issuing new shares to Liberty Media Corporation (Liberty) and Sumitomo Corporation (Sumitomo), currently J-COM's two primary shareholders, in exchange for a portion of the subordinated loans owed by J-COM Broadband to Liberty and Sumitomo. This new share issue was approved at recent board and shareholders' meetings.

According to such board and shareholder approval, Liberty and Sumitomo will be each equally allotted 375,125 shares of common stock, increasing their shareholdings in J-COM to 45.2% and 31.8%, respectively. The shares are being allocated in exchange for a portion of the subordinated loans from Liberty and Sumitomo to J-COM amounting to 32,260 yen million in total, at a price of Yen 43,000 per share. This transaction is expected to be completed by May 15, 2003, subject to the registration of new shares becoming effective and completion of such other legal requirements.

After the issuance of the new shares, J-COM will have 4,684,535 shares of common stock outstanding within its ownership group, changing the percentage ownership of the shareholders to the following:

Liberty Media Group	45.2%
Sumitomo Corporation	31.8%
Microsoft Group	19.4%
Mitsui & Co., Ltd.	1.7%
Matsushita Electric Industrial Co., Ltd.	1.7%

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,590,800 subscribing households (as of December 31, 2002) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed cable Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.8 million (as of December 31, 2002). J-COM Broadband's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2002).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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March 31, 2003
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

J-COM BROADBAND ANNOUNCES LOCAL MANGEMENT APPOINTMENTS AND CHANGES

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, announced a number of local management appointments and changes decided at company shareholders' meetings and board meetings held between March 19 and March 31, 2003.

Mr. Masahiko Tanaka has been named President, Hokusetsu Cable Net Co., Ltd. from his position of Auditor for the company. Mr. Akira Shima has been appointed to the position of President, Cablenet Kobe Ashiya Co., Ltd. from his former position as Director and General Manager for J-COM Kansai's Izumi system. Mr. Tadashi Takahashi has been named President, J-COM Tokyo, Co. Ltd. with the retirement of Mr. Toshihiko Takagi.

Additional, several appointments have been made within J-COM Kansai Co., Ltd. and J-COM Kanto, Co., Ltd., including:

J-COM Kansai Co., Ltd.

- Mr. Hiroshi Inoue to President from President, Cablenet Kobe Ashiya Co., Ltd.
- Mr. Susumu Tabuchi to Senior Managing Director from Senior Managing Director and General Manager for J-COM Kansai's Osaka system
- Mr. Masaru Nakagawa to Director and General Manager for the Wakayama system from Manager, Technical Department
- Mr. Shigeru Okada to Director and General Manager for the Rinkuu system from General Manager, Rinkuu system
- Mr. Minoru Saito to Director and General Manager for the Osaka system from President, Hokusetsu Cable Net Co., Ltd.
- Mr. Kazuyoshi Minami to Director and General Manager of both the Sakai and Izumi systems from his position as General Manager of the Wakayama and Sakai systems.
- Mr. Teruhiko Shimizu to Senior Advisor from President.

J-COM Kanto Co., Ltd.

- Mr. Susumu Takahashi to Director and General Manager of the Higashi Kanto system from General Manager of the Higashi Kanto system
- Mr. Daiichi Kobayashi to Director and General Manager of the Nishi Tokyo system from Executive Vice President, J-COM Tokyo Co., Ltd. and General Manager of the Nishi Tokyo system of J-COM Kanto Co., Ltd.
- Mr. Hideaki Sawa to Director and General Manager of the Sagamihara and Yamato systems from General Manager of the same two systems
- Mr. Kazuo Nakata to Director and General Manager of the Itabashi system from General Manager of the same

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,590,800 subscribing households (as of December 31, 2002) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed cable Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.8 million (as of December 31, 2002). J-COM Broadband's principal shareholders are Sumitomo Corporation, Liberty Media Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2002). For more information, visit J-COM Broadband's website at http://www.jcom.co.jp/jupiter/index_en.html.

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March 27, 2003
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

J-COM BROADBAND FORMALIZES MANAGEMENT TEAM AT RECENT SHAREHOLDERS MEETING

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today released formal decisions and appointments made at the company's recent board meeting, held following its annual shareholders' meeting on March 27, 2003.

Tomoyuki Moriizumi has been formally appointed to the position of President and Chief Executive Officer, Greg Armstrong will continue in his role as Executive Vice President and Chief Operating Officer (COO), Yukihiro Yoshida has been named to the position of Executive Vice President and Chief Administrative Officer (CAO), and Tsunetoshi Ishibashi, formerly President and Chief Executive Officer has assumed the position of Senior Advisor. Additionally, Susumu Shoji will continue in his role as Managing Director in charge of finance and accounting, and Yasufumi Hirayama will continue as the company's Managing Director in charge of external relations planning.

Mr. Moriizumi most recently served as J-COM Broadband's Special Adviser to the President, having joined the company from his position as President and Chief Executive Officer of Jupiter Programming Company. Mr. Armstrong has been with J-COM Broadband since January 2002, and Mr. Yoshida joined J-COM Broadband in March 2002.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,590,800 subscribing households (as of December 31, 2002) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed cable Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.8 million (as of December 31, 2002). J-COM Broadband's principal shareholders are Sumitomo Corporation, Liberty Media Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2002). For more information, visit J-COM Broadband's website at http://www.jcom.co.jp/jupiter/index_en.html.

March 24, 2003
Jupiter Telecommunications Co., Ltd.

J-COM NET TO TEST 30 MBPS DOWNSTREAM DATA SPEED IN TOKYO

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced that its high speed data service unit, J-COM Net, will begin testing a new data service specification that can deliver Internet services at speeds of up to 30 Mbps. J-COM Net currently offers downstream data delivery speeds up to 8 Mbps throughout all of its service areas. The new service will begin testing in May in part of J-COM Broadband Tokyo's service area.

J-COM Net will be monitoring the new service's performance by selecting 500 households to participate in the test from applicants who volunteer to participate in the test.

J-COM Net is testing the new data platform to verify its technical capabilities and to explore the potential for developing a commercial service. DOCSIS 2.0 equipment will be used for the test, and the upstream data speed will not change from its current capacity of up to 2 Mbps.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,590,800 subscribing households (as of December 31, 2002) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed cable Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.8 million (as of December 31, 2002). J-COM Broadband's principal shareholders are Sumitomo Corporation, Liberty Media Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2002).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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March 14, 2003
Jupiter Telecommunications Co., Ltd.

JUPITER TELECOMMUNICATIONS APPOINTS NEW PRESIDENT
Tomoyuki Moriizumi To Lead Japan's Largest MSO

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced that its Board of Directors nominated Tomoyuki Moriizumi as President and Chief Executive Officer of Jupiter Telecommunications, Co., Ltd. at a board meeting held March 13th. Mr. Moriizumi, currently Special Adviser to the President, will assume the new position on March 27th following the completion of all appointment procedures at annual shareholders' meeting and another board meeting. He will be replacing Mr. Tsunetoshi Ishibashi, who will become Senior Advisor on the same day.

The 55-year old Moriizumi, was born in Tokyo in 1948, graduated from Sophia University with a major in languages in March of 1970, and joined Sumitomo Corporation in April of the same year. Prior to his current position at J-COM Broadband, Mr. Moriizumi served at Jupiter Programming Co., Ltd. (JPC) as President and Chief Executive Officer, overseeing the company's growth and expansion as one of the primary multichannel programming suppliers in Japan. Prior to joining JPC in February of 2000, Mr. Moriizumi was the founding president of the JPC's Shop Channel, Japan's ground-breaking 24-hour television home shopping service. Under his leadership, Shop Channel gained access to 9 million homes, increased sales five-fold in approximately three years, and reached profitability, providing a foundation for the company's continued growth and success as a stand-alone enterprise.

"J-COM Broadband has been offering cable television, telephony, and high-speed Internet access services as one-stop-shop, and the company has successfully established a strong customer base of more than 1.5 million households across Japan," said Mr. Moriizumi. "I am looking forward to working with the talented executives and employees of J-COM Broadband to advance our relationships with our customers further, listening to their voices more and more, and offering the best combination of services to both meet their needs and to become a trusted resource within local communities."

During the course of his career, Mr. Moriizumi has held a variety of key executive positions within Sumitomo Corporation, including Chairman of Phoenixcor, Inc. in Norwalk, Connecticut, a U.S. equipment leasing company that is now part of GE Capital. Prior to his tenure at Phoenixcor, Mr. Moriizumi was with Sumitomo subsidiary Sumisho Tire, Inc., of Toronto, Canada.

Mr. Moriizumi will be assuming the position currently held by Tsunetoshi Ishibashi, who has been part of Jupiter Telecommunications, Inc.'s executive leadership since March of 1998. Mr. Ishibashi has been involved in growing the company by increasing the number of subscribing households of each system of J-COM Broadband, introducing new products and packages to the Japanese marketplace and expanding the recognition of J-COM Broadband as one of Japan's cable television leaders. Mr. Ishibashi will continue his involvement with the company in the position of Senior Advisor.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,590,800 subscribing households (as of December 31, 2002) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed cable Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.8 million (as of December 31, 2002). J-COM Broadband's principal shareholders are Sumitomo Corporation, Liberty Media Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2002).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any

future results, performance or achievements expressed or implied by such forward-looking statements.

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February 24, 2003
Jupiter Telecommunications Co., Ltd.

J-COM NET ADDS FREE-OF-CHARGE MOBILE ACCESS SERVICES STARTING MARCH 6TH

E-mail Access to J-COM Net Accounts Will Be Available Via Cellular Phones, PHS and Wireline Phones for No Additional Charge

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced addition of mobile e-mail access for customers of J-COM Net, J-COM Broadband's high-speed cable Internet service, beginning March 6, 2003. Most J-COM Net customers will be able to access their J-COM Net e-mail via cellular phones, wireline phones or PHS for no additional charge.

As part of the service upgrade, J-COM Net customers will be able to send and receive e-mails and browse the Internet from any location using wireline or wireless technology. J-COM Net customers can use whatever dial-up method they prefer, and will be charged only for the phone call cost, as the e-mail use and access will be provided to them by J-COM Net for no additional fee. Virus scan services and J-COM Net's new "Parental Eyes" filtering service will also be available for dial-up mobile users.

J-COM Net customers using J-COM Phone or NTT phone services can use the remote access dial-up option to access their J-COM Net service, J-COM Net customers using au, Tu-Ka, NTT DoCoMo, or NTT DoCoMo FOMA services can access their J-COM Net service via cell phone, and J-COM Net customers using DDI Pocket H" or DDI Pocket Air H" services can access their J-COM Net service via PHS. J-COM Net's mobile access service will only be available to J-COM Net customers who utilize one or more of these services.

"Many of our customers travel extensively or wish to access their J-COM Net accounts when they are away from home," said Tsunetoshi Ishibashi, President and CEO of J-COM Broadband. "Though mobile or dial-up access cannot perform as well as J-COM Net's high-speed service, remote access to e-mail is important to certain segments of our customer base and we are providing these options as an added value to J-COM Net customers."

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,590,800 subscribing households (as of December 31, 2002) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed cable Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.8 million (as of December 31, 2002). J-COM Broadband's principal shareholders are Sumitomo Corporation, Liberty Media Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2002).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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February 12, 2003
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND SECURES SYNDICATED LOAN TO REFINANCE EXISTING DEBT

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced the completion of a syndicated loan agreement between J-COM Broadband and a consortium of 13 banks, led by Bank of America, N.A., The Bank of Tokyo-Mitsubishi, Ltd., Citibank, N.A., Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation.

Under the terms of the loan agreement, which is structured as a project finance transaction and which consists of an approximately-six year term loan and revolving credit line, J-COM Broadband, including 16 of its owned and managed franchises, may borrow up to an aggregate of 140 billion yen with a floating interest rate based on the then-prevailing market rate. J-COM Broadband made its initial borrowing on February 12, 2003.

Separately, J-COM Broadband agreed with its principal shareholders, Liberty Media Corporation, Microsoft Corporation and Sumitomo Corporation, on a 150 billion yen term loan.

The majority of the loan funds will be used to refinance existing debt facilities.

"Until this point, J-COM Broadband has been financed by and under the guarantee of our major shareholders, Liberty Media Corporation, Microsoft Corporation. and Sumitomo Corporation.," said Tsunetoshi Ishibashi, President and CEO of J-COM Broadband. "We expect this new arrangement will enable us to secure stable, long-term funds which are needed for J-COM Broadband's development. The participating financial institutions and J-COM Broadband's shareholders supported the completion of this financial package based on an extensive evaluation of our growth and achievements, and we are very pleased to complete this financing and move forward as planned."

In addition to the lead banks identified above, additional financial instititions participating in the syndicated loan agreement are ABN Amro Bank, N.V., Aozora Bank, Ltd., The Sumitomo Trust and Banking Co., Ltd., BNP Paribas, Credit Lyonnais, Diamond Lease Company Limited, ING Bank, N.V., and The Norinchukin Bank.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,590,800 subscribing households (as of December 31, 2002) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed cable Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.8 million (as of December 31, 2002). J-COM Broadband's principal shareholders are Sumitomo Corporation, Liberty Media Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2002).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

January 17, 2003
Jupiter Telecommunications Co., Ltd.

J-COM BROADBAND ANNOUNCES 2002 SUBSCRIBER FIGURES

Tokyo, JAPAN — Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today released its subscribing household figures for fourth quarter 2002. J-COM Broadband's subscribing households, the number of households subscribing to at least one J-COM Broadband service, increased by 300,000 year-over-year to 1,590,800 as of the end of December 2002, an increase of 23.2 percent since the end of December 2001. From October 1, 2002 to December 31, 2002, J-COM Broadband's subscribing households increased by 67,100, or 4.4 percent.

Based in Tokyo, J-COM Broadband provides broadband services to subscribers in 18 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available. Between October 1, 2002 and December 31, 2002, the number of households subscribing to J-COM TV increased by 49,300, or 3.6 percent. The number of households subscribing to J-COM Phone increased by 50,300, or 16.8 percent, during the quarter, and the number of households subscribing to J-COM Net increased by 41,300 or 8.9 percent, during the same period of time.

	Number of Households Subscribing to:			Number of Households Subscribing to at Least 1 J-COM Broadband Service
	J-COM TV	J-COM Phone	J-COM Net	
As of December 31, 2002	1,422,800	349,900	504,500	1,590,800
As of December 31, 2001	1,191,600	166,300	320,700	1,290,800
Number of Increase	231,200	183,600	183,800	300,000
Percent Increase	19.4%	110.4%	57.3%	23.2%

As of the end of December 2002, the number of households subscribing to J-COM TV increased 19.4 percent, or 231,200 households, since the end of December 2001. The number of households subscribing to J-COM Phone and J-COM Net, as of the end of December 2002, increased by 110.4 percent, or 183,600; and 57.3 percent, or 183,800, respectively, over the same period of time.

"The Japanese market is developing very quickly and competitively surrounding information and entertainment services," said Tsunetoshi Ishibashi, CEO of J-COM Broadband. "With J-COM Broadband's network, we provide video, voice and high-speed cable Internet services through a single connection, offering convenience, value and choice. While competition has continued to be intense, broadband technology and its product offerings have proven to be in demand."

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator (MSO) based on the number of customers served, serving 1,590,800 subscribing households (as of December 31, 2002) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband provides cable television, high-speed cable Internet access and telephony services to customers across Japan. The number of serviceable households ("homes passed") in J-COM Broadband franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 5.8 million (as of December 31, 2002). J-COM Broadband's principal shareholders are Sumitomo Corporation, Liberty Media Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2002).

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

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EXHIBIT G

Public Notice, dated March 30, 2004. This notice sets forth certain information regarding the balance sheet and profit and loss statement for the fiscal year ended December 31, 2003.

10th Term Financial Statements

(In accordance with Japanese GAAP) Translation from Japanese

March 30, 2004

Broadband
Great things...done simply.

Jupiter Telecommunications Co., Ltd.

Balance Sheets (Condensed)

(As of December 31, 2003)

(unit: million yen)

Account	Amount	Account	Amount
(Assets)		**(Liabilities)**	
Current assets	13,002	**Current Liabilities**	9,360
Cash and Deposit	2,476	Account Payable-Trade	8,222
Account Receivable-Trade	10,144	Other Current Liabilities	1,138
Other Current Assets	382	**Fixed Liabilities**	153,937
Fixed Assets	216,665	Long-term Debts	149,739
Tangible Fixed Assets	1,664	Others	4,198
Intangible Fixed Assets	1,247	**Total Liabilities**	163,297
Investments and Other Assets	213,754		
Deferred Charges	76	**(Stockholders' Equity)**	
		Paid-in Capital	63,133
		Legal Reserve	17,768
		Deficit	(14,455)
		Total Stockholders' Equity	66,446
Total Assets	229,743	**Total Liabilities and Stockholders' Equity**	229,743

* 1. Accumulated depreciation of tangible fixed assets 342 million yen
2. Net income for the period per share 252.26 yen
3. Amount as prescribed in Article 92 of Commercial Law Enforcement Regulations 14,455 million yen

Statements of Income (Condensed)

(From January 1, 2003 to December 31, 2003)

(unit: million yen)

Account	Amount
Revenue	52,965
Operating Costs and Expenses	(51,625)
Operating Income	1,340
Non-Operating Income	4,220
Non-Operating Expenses	(4,393)
Ordinary Income	1,167
Extraordinary Gain	98
Extraordinary Loss	(142)
Income before Taxes	1,123
Income Taxes	(11)
Net Income	1,112
Accumulated Loss or Deficit at Beginning of Year	(15,566)
Accumulated Loss or Deficit at End of Year	(14,455)

Fractions under million yen are rounded off.

Consolidated Balance Sheets (Condensed)

(As of December 31, 2003)

(unit: million yen)

Account	Amount	Account	Amount
(Assets)		**(Liabilities)**	
Current assets	21,376	**Current Liabilities**	32,270
Cash and Deposit	9,704	Account Payable-Trade	14,893
Account Receivable-Trade	8,443	Short Term Debts	10,661
Other Current Assets	3,229	Other Current Liabilities	6,716
Fixed Assets	242,234	**Fixed Liabilities**	236,225
Tangible Fixed Assets	125,281	**Total Liabilities**	268,495
Intangible Fixed Assets	6,670	**(Minority Interest)**	
Investments and Other Assets	110,283	**Minority Interest in Consolidated Subsidiaries**	5,379
Deferred Charges	76		
		(Stockholders' Equity)	
		Paid-in Capital	63,133
		Legal Reserve	17,768
		Deficit	(91,089)
		Total Stockholders' Equity	(10,188)
Total Assets	263,686	**Total Liabilities, Minority Interest and Stockholders' Equity**	263,686

Consolidated subsidiaries: 20 (as of December 31, 2003)
Affiliates by equity method: 3 (as of December 31, 2003)

Consolidated Statements of Income (Condensed)

(From January 1, 2003 to December 31, 2003)

(unit: million yen)

Account	Amount
Revenue	152,001
Operating Costs and Expenses	(142,101)
Operating Income	9,900
Non-Operating Income	540
Non-Operating Expenses	(8,031)
Ordinary Income	2,409
Extraordinary Gain	862
Extraordinary Loss	(978)
Income before Taxes and Adjusments	2,293
Income Taxes	295
Income Taxes Adjustments	1
Minority Interest in Earnings of Consolidated Subsidiaries	(1,201)
Net Income	796

Fractions under million yen are rounded off.

EXHIBIT H

Public Notice, dated March 28, 2003. This notice sets forth certain information regarding the balance sheet and profit and loss statement for the fiscal year ended December 31, 2002.

9th Term Financial Statements

(in accordance with Japanese GAAP) Translation from Japanese

March 28, 2003

Broadband
Great things...done simply.

Jupiter Telecommunications Co., Ltd.

Balance Sheets (Condensed)

(As of December 31, 2002)

(unit: million yen)

Account	Amount	Account	Amount
(Assets)		(Liabilities)	
Current assets	204,131	Current Liabilities	237,809
Cash and Deposit	383	Account Payable-Trade	7,821
Account Receivable-Trade	8,549	Short Term Debts	228,785
Other Current Assets	195,198	Other Current Liabilities	1,203
Fixed Assets	68,028	Fixed Liabilities	1,275
Tangible Fixed Assets	1,751	Total Liabilities	239,085
Intangible Fixed Assets	1,084	(Stockholders' Equity)	
Investments and Other Assets	65,191	Paid-in Capital	47,002
		Legal Reserve	1,637
		Deficit	(15,566)
		Net Income for the Current Year	129
		Total Stockholders' Equity	33,073
Total Assets	272,159	Total Liabilities and Stockholders' Equity	272,159

* 1. Accumulated depreciation of tangible fixed 202 million yen

2. Loss for the period per share 32.82 yen

Statements of Income (Condensed)

(From January 1, 2002 to December 31, 2002)

(unit: million yen)

Account	Amount
Revenue	57,058
Operating Costs and Expenses	(56,467)
Operating Income	590
Non-Operating Income	2,532
Non-Operating Expenses	(2,869)
Ordinary Income	253
Extraordinary Gain	27
Extraordinary Loss	(143)
Income before Taxes	137
Income Taxes	(8)
Net Income	129
Accumulated Loss or Deficit at Beginning of Year	(15,695)
Accumulated Loss or Deficit at End of Year	(15,566)

Fractions under million yen are dropped.

Consolidated Balance Sheets (Condensed)

(As of December 31, 2002)

(unit: million yen)

Account	Amount	Account	Amount
(Assets)		(Liabilities)	
Current assets	23,326	Current Liabilities	259,663
Cash and Deposit	4,989	Account Payable-Trade	14,536
Account Receivable-Trade	8,690	Short Term Debts	238,925
Other Current Assets	9,647	Other Current Liabilities	6,201
Fixed Assets	232,264	Fixed Liabilities	35,184
Tangible Fixed Assets	126,360	Total Liabilities	294,846
Intangible Fixed Assets	9,388	(Minority Interests)	
Investments and Other Assets	96,516	Minority Interests in Equity	4,005
Deferred Charges	16	(Stockholder's Equity)	
		Paid-in Capital	47,003
		Legal Reserve	1,638
		Deficit	(91,886)
		Net Loss for the Current Year	(11,089)
		Total Stockholders' Equity	(43,245)
Total Assets	255,606	Total Liabilities, Minority Interests and Stockholders' Equity	255,606

Consolidated subsidiaries: 20 (as of December 31, 2002)

Affiliates by equity method: 3 (as of December 31, 2002)

Consolidated Statements of Income (Condensed)

(From January 1, 2002 to December 31, 2002)

(unit: million yen)

Account	Amount
Revenue	125,502
Operating Costs and Expenses	(133,295)
Operating Loss	(7,793)
Non-Operating Income	873
Non-Operating Expenses	(3,919)
Ordinary Loss	(10,839)
Extraordinary Gain	525
Extraordinary Loss	(1,203)
Loss before Taxes and Adjustments	(11,517)
Income Taxes	(332)
Minority Interests in Net Losses of Consolidated Subsidiaries	728
Net Loss	(11,089)

Fractions under million yen are rounded off.

(Translation) March 12, 2004

Sumitomo Corporation
Liberty Japan, Inc.
Liberty Japan IV, Inc
Microsoft Holdings V Inc.
The Nikko Citi Trust and Bank Corporation
Liberty Jupiter, Inc.
Liberty Kanto, Inc.
Mitsui & Co., Ltd.
Matsushita Electric Industrial Co., Ltd.

Notice of Convocation of Tenth Annual Shareholders Meeting

Dear Sirs,

We are pleased to invite you to attend the Ninth Annual Shareholders Meeting which will be held as written below. If you are unable to attend this meeting, please return the enclosed Proxy, after filling out the blanks and affixing your seals or signatures, to us to be received on or before one day prior to the Ninth Annual Shareholders Meeting.

1.Date : at 9:30 a.m. on March 29 (Monday), 2004

2.Place : at the Company's conference room, 1-1-30 Shiba-Daimon, Minato-ku, Tokyo

3.Agenda:

Matters to be reported:

Report of Business Report, Balance Sheet, and Profit & Loss Statement for the Tenth Fiscal Term (from January 1, 2003 to December 31, 2003)

Matters to be resolved:

First Item	: Approval of the Proposal for Disposal of Loss for the Tenth Term
Second Item	: Election of 2 Directors
Third Item	: Election of 2 Auditors
Fourth Item	: Payment of the Retirement Allowance to Mr. Shoji

Sincerely,

Tomoyuki Moriizumi
Representative Director and CEO
Jupiter Telecommunications Co., Ltd.

Business Report
From January, 2003
To December 31, 2003

I . About our business

(1) In general

This fiscal period is a year, in the middle of Iraqi turmoil following the Iraqi War in March 2003, when we could sense the recovery, though still feeble, of Japanese economy. Adding to news of large profit increases of Japanese leading banks, save Risona Financial Group, resolute Government policies such as substantial infusion of government money into Risona Bank and the nationalization of the Ashikaga Bank in later part of the year have given a relief impression that the Japanese banking industry has already hit the bottom. While such incidents are not a proof of general recovery of Japanese economy, the very facts that many companies are renewing their record profit will suggest that severe sieving process of winner or loser is proceeding by industry and by business.

In the media and telecommunication industries, merger and acquisition activities continue to be active, as we witnessed the Lipple Wood's acquisition of Japan Telecom, IIJ's render to NTT Group, and/or downfall of CWC. In the broadcasting industry, commencements of the terrestrial digital broadcasting in the three major metropolitan areas, Tokyo, Kansai and Nagoya, almost exclusively occupied the center of spotlights of the news, shadowing other topics such as unexpectedly early failure of one of the digital CS platforms, Plat-One.

With those backdrops, we had made some adjustments to our strategy to emphasize more service aspect, and have endeavored to prepare ourselves for new development in future.

In video services, we have successfully completed basic price adjustments to justify our full-valued channel line-ups. Furthermore, we added Disney Channel, an extremely popular content, to our basic channel line-up in November. For the purpose of gaining maximum number of customers, we re-aligned Community Channels also. Although the terrestrial digital broadcasting started in December, the viewable areas by antenna reception are being very limited. Therefore, we began re-transmission service of the broadcasting to facilitate the potential digital broadcasting viewers, by fully utilizing our network.

Speaking of high-speed Internet access connection service, fiercely competitive market condition still continues, for more market shares and for lower prices as participations of the optical fiber service providers like NTT after ADSL service providers in the broadband market further have further intensified the competition.

We have tried to distance ourselves from price cutting wars as much as possible, and placed weight on better customer services. The 30 Mbs. Access service, gradually rolled out throughout our managed systems starting from September has been highly appreciated among our subscribers.

With regard to telephony service, we expanded telephony homes passed according to our plan. Thus, the number of telephony homes passed became 4,216 thousand homes at the end of the year, 46% growth from that of the previous year.

At the end of the year, the numbers of subscribers of video service, high-speed Internet connection service and telephony of our managed franchises were, 1,551 thousand, 640 thousand, and 555 thousand. The number of homes who take any one of our services was 1,782 thousand, and the number of services per connected home was 1.54.

As for financial activities, after 2 and half years of strenuous negotiations, in February we finally managed to close the Senior Facilities Agreement, which facilitates 140 billion yen, with certain number of syndicated lenders. The Eligible Group for the loan comprises Jupiter and its all managed franchises except for FCN, CV21 and Chofu. In late December, we completed long desired financial restructure of CV21 and

successfully included CV21 into the Eligible Group.

Profit and loss

Gross revenue for the period was 52,965 million yen, which was about 7% less than that of the previous year. Although program sales revenue to our managed systems grew about 20% thanks to increase of the subscribers, decrease of construction and equipment sales to the managed franchises because of near completion of the network roll-out and because of progress of telephony homes passed is attributable to this decrease. We managed to record, however, 1,340 million yen of Operating Profit, about 127% increase from the year earlier, thanks to increase of the management fee revenue contributed by subscriber growth, and thanks to only 2% increase of Selling, General and Administrative Expenses. After Non-operating Income and Expenses, of which net financial expenses including amortization of the syndication related expenses improved about 213 million yen from the previous year, the Recurring Profit was 1,167 million yen, which is about 3.6 time of that of the previous period. After the Extra-ordinary items, which include 98 million yen gain as compensations for quality claims of telephony equipment and write-off for 142 million yen of Open TV digital middle-ware, which had become useless, Net profit before tax was 1,123 million yen. Net profit after tax was 1,112 million yen, 760% increase compared with the previous period, despite about 3 million yen increase of Income Tax Expenses.

Issues the Company needs to tackle

In 2003, curtain for digital broadcasting era was opened up. We, as MSO, believe the start of the digital terrestrial broadcasting as a following wind for our business, and will try to meet expectations by our customers by fully leveraging the benefits of CATV network. Toward that end, we need to strengthen our services with clear consciousness that our business is a service business possessing strong infrastructure. Competitors with new types of video distribution service are emerging. We need to differentiate ourselves from other competitors by strengthening and enhancing our services, including contents, and thus we will be able to add more value to our business. To achieve these goals, we have to start with ourselves, that is, to thoroughly educate our employees, and then to take various actions required. Thus, we believe, we can meet shareholders' expectations.

We solicit you shareholders' continued support and guidance.

(2) Capital expenditures and funding

At the end of January 2003, we signed the Senior Loan Facilities Agreement with syndicated lenders, with BA Asia Limited, the Bank of Tokyo Mitsubishi, Citibank, N.A., Mizuho Corporate Banking Corp. and the Sumitomo Mitsui Banking Corp. as lead arrangers, for the amount of 140 billion yen. Pursuant to the Agreement, in February, we fully paid off the total debt at that time for 230,518 million yen to all the lenders including Sumisho Financial Management, then, simultaneously borrowed long-term Subordinated Loans for 150 billion yen and 32 billion yen (Tranche B) from principal shareholders of Jupiter, Liberty Media (LM), Sumitomo Corporation (SC) and Microsoft. J-Com Finance Company (JCF), a 100% subsidiary of Jupiter, drew down a term loan of total 53 billion yen from the Syndicated Lenders. At the end of the fiscal year, the balance of the senior loan by JCF is 53 billion yen, all of which is long-term.

In May 2003, we issued common stock for 750,250 shares by the third party allotment to LM and SC, and converted their long-term Subordinated Loan for 32.26 billion yen to equity. Half of the paid-in amount was added to the paid-in capital and the balance was set aside as a capital reserve. Consequently, Jupiter's paid-in capital became about 63.133 billion yen.

(3) Business Results and Changes of Assets

(Million Yen except Net Profit Per Share)

	7th Term (Dec-2000)	8th Term (Dec-2001)	9th Term (Dec-2002)	10th Term (Dec-2003)
Sales Revenue	¥36,718	¥50,294	¥57,058	¥52,965
Net Profit	△¥988	△¥4,999	¥129	¥1,112
Net Profit Per Share (Yen)	△¥251.19	△¥1,270.68	¥32.82	¥237.32
Stockholders' Equity	¥37,943	¥32,944	¥33,073	¥66,446
Total Assets	¥54,591	¥232,900	¥272,159	¥229,738

(Note) 1. Net Profit per share is calculated with the weighted average number of shares.

2. Current Company Profile (As of December 31, 2003)

(1) Main Business — Cable television broadcasting service

(2) Main Office — Head Office:4-41-24 Higashi Ikebukuro
Toshima-ku, Tokyo

(3) Shares

① Number of Shares to be issued: 15,000,000.00 shares

② Number of Shares issued: 4,684,535.74 shares

③ Number of Shares issued during 2003 750,250.00 shares

④ Number of Shareholders 12

⑤ Major Shareholders and Respective Shareholdings

Holders	Shareholding in the Company		Shares held By the Company	
	No. of shares	(%)	No. of shares	(%)
Sumitomo Corp.	1,490,657.00	31.82%	None	None
Liberty Japan, Inc.	1,101,600.00	23.52%	None	None
Microsoft Holdings V, Inc.	605,296.06	12.92%	None	None
Liberty Japan IV, Inc.	375,125.00	8.01%	None	None
Liberty Kanto, Inc.	314,743.00	6.72%	None	None
Cititrust , Inc.	303,500.00	6.48%	None	None
Liberty Jupiter, Inc.	275,400.00	5.88%	None	None
Mitsui & Co.,Ltd.	78,694.00	1.68%	None	None
Matsushita Electric Industrial Co.,Ltd.	78,694.00	1.68%	None	None

(4) Employees

	Number of Employees	Changes	Average Age	Average Years of Service
Male	1602	153	35.1	4.9
Female	465	92	33.9	5.3
Total	2,067	245	34.5	5.1

(Note) 1. Number of Employees includes 54 loan employees.

(5) Consolidation

Important Subsidiaries

Names		Capital Million Yen	Company's Shareholding	Main Business
Jcom Kanto		¥30,004	100.00%	CATV Business
Jcom Kansai		¥15,500	84.17%	Same as the above
Jcom Tokyo		¥10,075	80.07%	Same as the above
At Net Home		¥7,800	87.43%	Internet Provider
Jcom Shonan		¥5,772	79.49%	CATV Business
Super Network You		¥3,995	59.09%	Same as the above
Media Saitama		¥2,993	50.38%	Same as the above
Cablenet Kobe Ashiya		¥2,900	52.62%	Same as the above
Cable Vision 21		¥2,767	97.95%	Same as the above
Hokusetsu Cable Net		¥2,000	55.00%	Same as the above
Fukuoka Cable Network	※	¥2,000	45.00%	Same as the above
Kansai Multimedia Service	※※	¥2,000	25.75%	Internet Provider
Jcom Kitakyushu		¥1,801	81.65%	CATV Business
Kisarazu Cable Television		¥1,800	81.69%	Same as the above
Cable Network Yachiyo		¥1,600	58.65%	Same as the above
Urawa Cable TV Network		¥1,600	50.10%	Same as the above
Tsuchiura Cable TV		¥1,500	70.33%	Same as the above
Jcom Gunma		¥1,100	100.00%	Same as the above
Cable Net Shimonoseki	※	¥1,000	50.00%	Same as the above
Jcom Sapporo (Sub.of Jcom Kanto)	※※※	¥8,800	83.13%	Same as the above
Jcom Finance		¥3	100.00%	Financial Business

(Notes) 1. ※: not subsidiaries defined in the Commercial Code Term, but financially consolidated subsidiaries.

2. ※※: equity method basis affiliates.

3. ※※※: shareholding ratio by our subsidiary.

Result of consolidations

With 20 consolidated subsidiaries and 3 equity method affiliates, the consolidated gross revenue was yen 152,001 million, and the consolidated net profit was yen 796 million for the year.

(6) Directors and Statutory Auditors

Position	Name	In Charge or Main Occupation
Representative Director, President & CEO	Tomoyuki Moriizumi	
Representative Director, EVP & COO	Gregory Armstrong	
EVP & CAO	Yukihiro Yoshida	Planning & Administration
Managing Director	Susumu Shoji	Finance & Accounting
Managing Director	Yasufumi Hirayama	External Relations Planning
Director (non-executive)	Nobuhide Nakaido	Managing Executive Officer General Manager, Media, Electronics & Network Business Unit, Sumitomo Corp.
Director (non-executive)	Shingo Yoshii	Executive Officer General Manager, Media Division Sumitomo Corp.
Director (non-executive)	Tsuguhito Aoki	Corporate Officer and Assistant to General Manager Media, Electronics & Network Business Unit, Sumitomo Corp.
Director (non-executive)	Miranda Curtis	President, Liberty Media International, LLC.
Director (non-executive)	Graham Hollis	Executive Vice President & CFO, Liberty Media International, LLC.
Director (non-executive)	Yasushige Nishimura	A consultant to Liberty Media Corp.
Director (non-executive)	Salman Ullah	General Manager of Corporate Strategy, Microsoft Corp.
Director (non-executive)	Sanjay Chheda	Managing Director, Corporate Development Microsoft Corp.
Standing Statutory Auditor	Ikuo Matsumoto	
Statutory Auditor (non full time)	Masatoshi Hayashi	General Manager Planning & Administration Dept. Media, Electronics & Network Business Unit, Sumitomo Corp.
Statutory Auditor (non full time)	Darryl Dorrington	General Manager (Japan) Liberty Media International, LLC.
Statutory Auditor (non full time)	Suzanne Provan	Director of Finance Liberty Media International, LLC.

(Notes)

1. The changes in the Board during 2003.
   *Mr. Tsunetoshi Ishibashi resigned from his position of President & CFO, Mr. Tomoyuki Moriizumi succeeded the position of President & CEO, Mr. Yukihiro Yoshida resigned from Statutory Auditor and elected as Executive Vice President & COO, Mr. Atshi Nishijo and Mr. Yuji Tamura resigned from Director. Mr. Nobuhide Nakaido and Mr. Shingo Yoshii elected as Director, Mr. Masatoshi Hayashi elected Statutory Auditor effective March 27, 2003.
   *Mr. Koji Kobayashi resigned from Statutory Auditor as of May 16, 2003. Mr. Ikuo Matsumoto replaced the seat.
   *Mr. Henry Vigil resigned from Director as of October 3, 2003. Mr. Salman Ullah replaced the seat.

2. Statutory auditors: Mr. Masatoshi Hayashi and Ms. Suzanne Provan are outside auditors as prescribed in Article 18-1 of the Law for Special Exceptions to the Commercial Code.

(7) Loans

Lender	Loan Amount (Million Yen)	Shareholding in the Company
Sumitomo Corporation	52,895	1,490,657.00
Liberty Jupiter Finance, Inc.	52,895	—
Microsoft Corporation	43,950	—

The amounts in this business report are presented in respective designated units rounding off fraction thereof.

BALANCE SHEET

(As of December 31, 2003)

(unit：Million Yen)

(ASSETS)		(LIABILITIES)	
Current Assets	**13,002**	**Current Liabilities**	**9,360**
Cash & Deposit	2,476	Account Payable-Trade	8,222
Account Receivable -Trade	10,144	Account Payable-Other	739
Merchandise	8	Reserve for Bonus	223
Prepaid Expenses	11	Provision for Income Taxes	11
Short-term Loan	177	Other Current Liabilities	165
Other Current Assets	188	**Fixed Liabilities**	**153,937**
Allowance for Bad Debts	△2	Long term Debts	149,739
Fixed Assets	**216,665**	Reserve for Retiring Benefits	1,685
Tangible Fixed Assets	**1,664**	Long term accrued expense	2,513
Building	961	**Total Liabilities**	**163,297**
Equipment	39		
Tools, Furniture & Fixtures	235	(STOCKHOLDER'S EQUITY)	
Land	429		
Intangible Fixed Assets	**1,247**	**Paid-in Capital**	**63,133**
Software	1,234	**Statutory Reserve**	**17,768**
Trademark	4	Capital Surplus	17,768
Telephone Subscription Rights	9	**Deficit**	**14,455**
Investments	**213,754**		
Securities for Investment	5,630	Cumulative Losses	14,455
Stock	59,766		
Long-Term Loan	144,154		
Long-Term Prepaid Expense	3,492		
Security Deposit	712		
Deferred Charges	**76**	**Total Stockholder's Equity**	**66,446**
Stock Issue Charges	76		
Total Assets	**229,743**	**Total Liabilities & Stockholders' Equity**	**229,743**

PROFIT and LOSS STATEMENT
(From January 1, 2003 to December 31,2003)

(unit : Million Yen)

(ORDINARY PROFIT/LOSS)		
Operating Profit/Loss		
Sales		52,965
Cost of Sales		41,274
Gross Income		11,691
Selling, General & Admin. Expenses		10,351
Operating Income		**1,340**
Non-Operating Profit/Loss		
Non-Operating Profit		
Interest Income	4,153	
Other Non-Operating Income	67	4,220
Non-Operating Charges		
Interest Expense	3,702	
Other Non-Operating Expenses	691	4,393
Ordinary Income		**1,167**
(EXTRA ORDINARY ITEM)		
Extra ordinary gain	98	
Extra ordinary losses	142	
Net Income before Taxes		**1,123**
Income Taxes & Inhabitant Taxes		11
Net Income after Taxes		**1,112**
Accumulated Loss as of December 31, 2002		**15,566**
Accumulated Losses		**14,455**

Significant Accounting Policies

1. Securities Valuation Method
  (1) Marketable Securities
    Lower of cost or market price by the moving average method
  (2) Non-marketable Securities
    Acquisition cost by the moving average method
2. Inventory Valuation
    Merchandise ・・・ lower of cost or market by the moving average method
3. Depreciation Method of Tangible Fixed Assets
    Straight-line method as designated in the Corporate Income Tax Law
4. Amortization Method of Intangible Fixed Assets
    Straight-line method pursuant to the Corporate Income Tax Law.
    With regard to software for in-house use, straight-line method over estimated in-house useful life.
5. Amortization Method of Long-Term Prepaid Expense
    Straight-line method.
6. Deferred Charges
    Stock Issue Charges ;
    Amortized equally in three years pursuant to the provisions of the Commercial Code
7. Allowance and Reserve
  (1) Allowance for Bad debts
    By specific considerations on particular doubtfulness, and by historical rate on other general receivables.
  (2) Reserve for Retiring Benefits
    Set aside estimated retirement benefit liabilities at the year-end using actuarial calculations.
  (3) Reserve for Bonus
    Set aside estimated Bonus payment liabilities at the year-end according to previous calculations.
8. Hedge Accounting
  (1) Hedge Accounting Method
    Deferral Hedge
  (2) Hedge instrument and object
    Hedge instrument ; Exchange contract
    Hedge object ; Monetary receivable and payable in foreign currency
  (3) Hedge Policy
    Averting risk of foreign exchange contract according to internal regulations.
  (4) Evaluation of effectiveness
    We evaluate effectiveness comparing the contract rate and the spot rate at year-end and execution date of exchange contract.
9. Consumption Taxes
    Consumption taxes are excluded from income and expenses in Profit and Loss Statement, and net of payable / receivable of Consumption Taxes are recorded in Balance Sheet.

Accounting Change

Formerly we disclosed Data Processing Fee for billing system in Selling and General Administration cost. But we changed the section from SGA to Cost of Goods Sold, because the cost to non-consolidated company becomes to be material. By this change, Gross Income decreased ¥1,255million but Operating Income and Net Income before Taxes are not effected.

Notes to Balance Sheet

1. Amounts presented as thousand yen with fractions rounded off.

2. Monetaty Receivables from & Payables to Subsidiaries

Short-term monetary receivables	¥7,540 million	Long-term	¥143,836 million
Short-term monetary payable	¥502 million		

3. Accumulated depreciation of Tangible Fixed Assets ¥342 million

4. Besides the fixed assets presented in the balance sheet, material fixed assets used through lease agreements are office equipment, LAN facilities, PBX and automobiles.

5. Material Liabilities to Director and Statutory Auditor. ¥381 million

6. Balance of contingent liabilities: Guarantee obligation ¥53,723 million

7. Pledged Assets

Deposit ¥2,476 million Buildings ¥661 million Land ¥429 million Stock ¥53,125 million

8. Stock Option

Granted Balance of new stock subscription rights

Shares to be issued	Balance of new shares to be issued	Issuing Price
non-par value common share of Jupiter Telecommunication	155,705 shares	lower of ¥92,000/share or public offer price

9. Deficit

The difference defined by the Commercial Code Execution Regulation 92. ¥14,455 million

Notes to Profit and Loss Statement

1. Amounts presented as thousand yen with fractions rounded off.

2. Transactions with Subsidiaries

Sales		¥42,750 million
Other	Interest Income	¥4,084 million

3. Net Income per Share for the Current Term ¥252.26

Proposal of Cumulative Losses

(Unit : Yen)

Cumulative Losses for the current term	14,454,576,592
Above loss is disposed as follows:	
Loss carried forward to the next term	14,454,576,592

2004年3月12日

株主各位

東京都港区芝大門一丁目1番30号
株式会社ジュピターテレコム
代表取締役社長　森泉知行

定時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。
さて、弊社定時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。
なお、当日ご出席願えない場合には、同封委任状にご記入ご捺印乃至ご署名の上、株主総会開催までに当社に到着するようご送付の程お願い申し上げます。

敬具

記

1. 日　時:　2004年3月29日(月)　午前9時30分

2. 場　所:　東京都港区芝大門一丁目1番30号　当社本店会議室

3. 会議の目的事項:

《報告事項》
第10期営業報告書、貸借対照表及び損益計算書報告の件

《決議事項》
第1号議案　第10期損失処理案承認の件
第2号議案　取締役2名辞任に伴い取締役2名選任の件
第3号議案　監査役3名任期満了につき監査役2名選任の件
第4号議案　退任取締役に対し退職慰労金贈呈の件

以上

第10期　営業報告書

自　平成１５年　１　月　１　日

至　平成１５年１２月３１日

株式会社ジュピターテレコム

東京都港区芝大門一丁目１番30号

代表取締役社長　森 泉　知 行

営業報告書

平成15年1月1日から
平成15年12月31日まで

1．営業の概況

（1）営業の経過及び成果

企業をめぐる経済環境

当事業年度は、世界情勢が3月のイラク戦争とその後のイラク情勢の混乱が続く中で、日本経済は若干の明るさが見えてまいりました。りそなを除く大手銀行の大幅増益ニュースに加え、日本政府によるりそな銀行への思い切った公的資金投入措置、年後半では足利銀行の国有化などにより日本の銀行業界にも一応底打ち感は出てまいりました。日本経済の全般的な回復とは云い難いものの、最高益を更新する企業も多く、業界や企業別の優勝劣敗の傾向が顕著になりつつあるように見えます。

メディア・テレコム業界では、日本テレコムのリップルウッドへの売却やIIJのNTTグループ入り、CWCの行き詰まりなど業界の淘汰と再編は留まることなく進んでおります。一方、放送業界ではプラットフォームの一つプラットワンの早くも脱落のニュースなどはあったものの、12月に東京、名古屋、関西の三大都市圏で開始された地上波デジタルが話題を独占したといって過言ではないでしょう。

当社の営業の経過及び成果

このような背景の中で、私どもは、従来の戦略を一部見直しし、よりサービス面に重点を置き、来るべき新たな展開に備えるべく努力を積み重ねてまいりました。

ケーブルテレビサービス

ケーブルテレビにつきましては、チャネルラインアップの充実に見合ったベィシック料金の改定を略計画どおりに実施いたしました。更にお客様に喜んでいただける強力コンテンツとして、11月からディズニーチャネルの放送を開始いたしました。或いは、コミュニティチャネルを最大限顧客獲得に活用すべくジェイコムチャネルの見直しも行いました。12月には、地上波デジタル放送が開始されましたがアンテナ受信による視聴範囲が極めて限定されているため、ケーブルテレビのネットワークを活用してより広範囲に視聴者に地上波デジタル放送を提供すべく再送信サービスを開始いたしました。

高速インターネットサービス

高速インターネット接続サービスにつきましては、ADSLに続いて、NTTグループのBフレッツなど光ファイバーの高速接続サービスも本格的に市場に参入し激しいシェア争い、価格競争の戦国時代が続いております。私どもは、サービス内容の充実に重点をおき、極力価格競争の埒外に身を置くように努めました。9月からは順次運営局において３０Mbサービスを開始し、顧客から好評を得ております。

電話サービス

電話サービスにつきましては、従来の計画に則ってホームパスを拡げ、当期末には前期末日比46%増の4,216千世帯となりました。

以上のような営業活動の結果、当期末においては、ケーブルテレビ、高速インターネット接続サービス及び電話サービスの当社運営局の加入者数は、夫々、1,551千世帯、640千世帯、555千世帯となりました。また、いずれかのサービスに加入頂いている世帯数は1,782千世帯となり、一接続世帯当たりのサービスの数は1.54となりました。

損益の状況

当期の売上高は対前期比約7%減少の52,965百万円となりました。ケーブルテレビの加入者増加に伴う運営局向けの番組代売上は約20%増加したものの、幹線の工事は一段落し、また電話関係ホームパス工事も進んだため、運営局向けの工事資機材の売上高が大きく減ったためであります。しかしながら、加入者増による運営局からのマネージメントフィー収入の増加があり、また販売費及び一般管理費の伸びが対前期比2%増加に抑えられたこと、などから営業利益は対前期比約127%増加の1,340百万円を計上できました。また、シンジケート借入に関わる諸費用の償却費を含めた純金融費用が対前期比約213百万円改善したこともあり、経常損益は対前期比約360%増の1,167百万円となりました。特別損益の部では、過去の電話機器の不具合に対する補償金収入など98百万円の利益を計上し、また、デジタル関連の仕様変更に因る既購入ソフトの除却損等の損失を142百万円を計上し、税引き前当期純利益は1,123百万円となりました。法人税等の負担は対前期比約3百万円増加しましたが、当期純損益は対前期比760%増の1,112百万円となりました。

財務活動面では、平成15年1月、2年半に及ぶ努力の結果、漸く複数の有力銀行を主幹事とし、当社並びに当社運営局（福岡ケーブルネットワーク、ケーブルビジョン２１、及び調布ケーブルテレビを除く）を対象とした総枠1,400億円のシニアローンのシンジケート借入れ契約を締結いたしました。12月に至り、長年の懸案であったケーブルビジョン２１の財務再建も計画通り推し進め、同社もシンジケート借り入れ対象局に加えることが出来ました。

設備投資・資金調達の状況

平成15年1月末、当社はビーエーアジアリミテド、東京三菱銀行、シティバンクN. A.、みずほコーポレート銀行、三井住友銀行を主幹事とする銀行団と総枠1,400億円のシニアローン借入れ契約を締結いたしました。本契約に従い、当社は2月、住商フィナンシャルマネジメントを始めとする当該時点での借入債務230,518百万円を全額返済し、同時に当社の主要株主であるリバーティメディア、住友商事、マイクロソフトから1,500億円並びに320億円（トランシェB）の長期劣後借入金を借り入れました。また、シンジケート融資団からは100%子会社である有限会社ジェイコムファイナンス（JCF）にて総額530億円の長期の借入れを実行いたしました。当期末現在JCFのシニアローンの残高は530億円であり、全額長期借入金であります。

平成15年5月、普通株式750,250株を第三者割当方式にてリバーティメディア及び住友商事に発行し、両社からの長期劣後借入金のうち約322億6千万円を当社の普通株式に転換いたしました。払い込み資金のうち半額を資本金に組み入れ残額を資本準備金としました。この結果、当社の資本金は約63,133百万円となりました。

（2）当社が対処すべき課題

平成15年は愈々デジタル放送時代の幕が切って落とされました。地上波デジタル放送の開始は私どもMSOとしても追風と受け留め、ケーブルテレビのネットワークの利便性を十分に活かしお客様の期待に応えたいと考えております。またそのためには私どもはインフラを持ったサービス産業であることをもっともっと自覚し、サービス内容の充実に努めてまいります。ビデオ配信の新たな形態の競争相手も出現しつつあります。コンテンツを含めたサービス内容の充実が他の競争相手との差別化を可能にさせ、ジュピターの価値を高めるものと信じます。その為には先ず「隗より始めよ」で、従業員教育の徹底から始め具体的な諸施策を早めに打ち出して株主の皆様の期待に応えたい所存であります。
株主の皆様には引き続きご支援を賜りますようお願い申し上げます。

（3）営業成績及び財産の状況の推移

	第7期	第8期	第9期	第10期
売上高	36,718百万円	50,294百万円	57,058百万円	52,965百万円
当期純利益	△988百万円	△4,999百万円	129百万円	1,112百万円
一株当たりの当期純利益	△251円19銭	△1,270円68銭	32円82銭	252円26銭
純資産	37,943百万円	32,944百万円	33,073百万円	66,446百万円
総資産	54,591百万円	232,900百万円	272,159百万円	229,738百万円

(注) 1. 1株当たりの当期損益は、第9期まで期末発行済株式総数に基づき算出しておりましたが、第10期より期中平均発行済株式総数に基づき算出しております。

2．会社の概況　(平成15年12月31日現在)

（1）主要な事業内容　　有線テレビジョン放送事業

（2）主要な事業所　　(本店) 東京都豊島区東池袋4－41－24

（3）株式の状況

①会社が発行する株式の総数　　15,000,000株

②発行済株式の総数　　4,684,535.74株

③当期中の株式の発行数　　750,250株

④株主数　　12名

⑤大株主（上位8名）

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
住友商事株式会社	1,490,657.00株	31.82%	－株	－%
Liberty Japan, Inc.	1,101,600.00株	23.52%	－株	－%
Microsoft Holdings V, Inc.	605,296.06株	12.92%	－株	－%
Liberty Japan Ⅳ,Inc	375,125.00株	8.01%	－株	－%
Liberty Kanto, Inc.	314,743.00株	6.72%	－株	－%
日興シティ信託銀行株式会社	303,500.00株	6.48%	－株	－%
Liberty Jupiter, Inc	275,400.00株	5.88%	－株	－%
三井物産株式会社	78,694.00株	1.68%	－株	－%
松下電器産業株式会社	78,694.00株	1.68%	－株	－%

（4）従業員の状況

区分	従業員数	前期末比増加	平均年齢	平均勤続年数
男子	1,602名	153名	35.1才	4.9年
女子	465名	92名	33.9才	5.3年
合計	2,067名	245名	34.5才	5.1年

(注) 従業員には受入出向者54名を含む。

（5）企業結合の状況

○重要な子会社等の状況

会社名		資本金	当社の持株比率	主要な事業内容
㈱ジェイコム関東		30,004 百万円	100.00%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱ジェイコム関西		15,500 百万円	84.17%	同上
㈱ジェイコム東京		10,075 百万円	80.07%	同上
アットネットホーム㈱		7,800 百万円	87.43%	インターネット事業
㈱ジェイコム湘南		5,772 百万円	79.49%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱スーパーネットワークユー		3,395 百万円	59.09%	同上
㈱メディアさいたま		2,993 百万円	50.38%	同上
㈱ケーブルネット神戸芦屋		2,900 百万円	52.62%	同上
㈱ケーブルビジョン21		2,767 百万円	97.95%	同上
北摂ケーブルネット㈱		2,000 百万円	55.00%	同上
福岡ケーブルネットワーク㈱	※	2,000 百万円	45.00%	同上
関西マルチメディアサービス㈱	※※	2,000 百万円	25.75%	インターネット事業
㈱ジェイコム北九州		1,801 百万円	81.65%	有線ﾃﾚﾋﾞｼﾞｮﾝ放送事業
㈱木更津ケーブルテレビ		1,800 百万円	81.69%	同上
㈱ケーブルネットワークやちよ		1,600 百万円	58.65%	同上
浦和ケーブル・テレビ・ネットワーク㈱		1,600 百万円	50.10%	同上
土浦ケーブルテレビ㈱		1,500 百万円	70.33%	同上
㈱ジェイコム群馬		1,100 百万円	100.00%	同上
㈱ケーブルネット下関	※	1,000 百万円	50.00%	同上
㈱ジェイコム札幌	※※※	8,800 百万円	83.13% (83.13%)	同上
㈲ジェイコムファイナンス		3 百万円	100.00%	金融業務

（注）1. 上記のうち、※印の会社は、商法上の子会社ではありませんが、連結決算上の連結子会社であります。

2. ※※印の会社は、連結決算上の持分法適用関連会社であります。

3. ※※※印の会社は、子会社が所有する持株比率を（　）内に内数で表示しております。

○企業結合の成果

連結子会社は20社、持分法適用会社は3社であり、当期の連結売上高は152,001百万円、連結純利益は796百万円であります。

（6）取締役及び監査役

地　位	氏　名	担当又は主な職業
代表取締役社長	森泉　知行	最高経営責任者
代表取締役副社長	ｸﾞﾚｺﾞﾘｰ・ｱｰﾑｽﾄﾛﾝｸﾞ	最高執行責任者
取締役副社長	吉田　幸弘	企画・管理担当
常務取締役	庄子　　進	財務･経理特命担当
常務取締役	平山　泰史	対外企画担当
取締役（非常勤）	中井戸　信英	住友商事㈱代表取締役常務執行役員･情報産業事業部門長
取締役（非常勤）	吉井　伸吾	住友商事㈱執行役員・ﾒﾃﾞｨｱ事業本部長
取締役（非常勤）	青木　二仁	住友商事㈱理事 情報産業事業部門長付
取締役（非常勤）	ﾐﾗﾝﾀﾞ･ｶｰﾁｽ	Liberty Media International, LLC. President
取締役（非常勤）	ｸﾞﾗﾊﾑ･ﾎﾘｽ	Liberty Media International, LLC. Executive Vice President & CFO
取締役（非常勤）	西村　泰重	Liberty Media Corporation　在日顧問
取締役（非常勤）	ｻﾙﾏﾝ･ｳﾗｰ	Microsoft Corporation General Manager of Corporate Strategy
取締役(非常勤)	ｻﾝｼﾞｪｲ・ﾁｪｯﾀﾞ	Microsoft Corporation Managing Director, Corporate Development
監査役	松本　征夫	
監査役（非常勤）	林　正俊	住友商事㈱　情報産業総括部長
監査役（非常勤）	ﾀﾞﾘﾙ･ﾄﾞｰﾘﾝﾄﾝ	Liberty Media International, LLC. General Manager (Japan)
監査役（非常勤）	ｽｰ･ﾌﾞﾛｳﾞｧﾝ	Liberty Media International, LLC. Director of Finance

（注）1. 当期中の取締役および監査役の異動

○ 当社は、石橋庸敏代表取締役社長 最高経営責任者（CEO）からの平成15年3月27日付で社長を辞任する旨の申し出を受け、平成15年3月27日付で森泉知行が代表取締役社長 最高経営責任者(CEO)に就任し、また、西條温氏及び田村雄二氏が退任し、中井戸信英氏及び吉井伸吾氏が取締役に就任しました。さらに、同日付で吉田幸弘氏は監査役を辞任し、取締役副社長に就任、林　正俊氏が監査役に就任しました。

○ 平成15年5月16日付で監査役小林孔次氏が辞任し、松本征夫氏が就任しました。

○ 平成15年10月3日付で取締役ﾍﾝﾘｰ・ｶﾞｲｼﾞﾙ氏が辞任し、ｻﾙﾏﾝ･ｳﾗｰ氏が就任しました。

（注）2. 監査役林正俊氏、ｽｰ･ﾌﾞﾛｳﾞｧﾝ氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

（7）主要な借入先

借入先	借入額	借入先が有する当社の株式数
住友商事㈱	52,895 百万円	1,490,657.00 株
Liberty Jupiter Finance, Inc.	52,895 百万円	― 株
Microsoft Corporation	43,950 百万円	― 株

以上

尚、本営業報告書中の記載金額は、本年度より表示単位未満の端数を四捨五入して表示しております。

貸借対照表

(平成15年12月31日現在)

(単位：百万円)

(資産の部)		(負債の部)	
流動資産	13,002	流動負債	9,360
現金及び預金	2,476	買掛金	8,222
売掛金	10,144	未払金・未払費用	739
商品	8	賞与引当金	223
前払費用	11	未払法人税等	11
前渡金	177	その他流動負債	165
その他流動資産	188	固定負債	153,937
貸倒引当金	△2	長期借入金	149,739
固定資産	216,665	退職給付引当金	1,667
有形固定資産	1,664	役員退職慰労引当金	18
建物	961	長期未払利息	2,394
構築物	39	長期未払保証料	119
工具器具備品	235	負債合計	163,297
土地	429		
無形固定資産	1,247	(資本の部)	
商標権	4		
ソフトウェア	1,234	資本金	63,133
電話加入権	9	資本剰余金	17,768
投資その他の資産	213,754	資本準備金	17,768
投資有価証券	5,630	利益剰余金	△14,455
子会社株式・出資金	59,766	当期未処理損失	△14,455
長期貸付金	144,154		
長期前払費用	3,492		
その他投資	712		
繰延資産	76	資本合計	66,446
新株発行費	76		
資産合計	229,743	負債及び資本合計	229,743

損益計算書

平成15年 1月 1日から
平成15年12月31日まで

(単位：百万円)

（経常損益の部）		
営業損益の部		
売上高		52,965
売上原価		41,274
売上総利益		11,691
販売費及び一般管理費		10,351
営業利益		1,340
営業外損益の部		
営業外収益		
受取利息	4,066	
受取保証料	87	
為替差益	11	
その他営業外収益	56	4,220
営業外費用		
支払利息	3,492	
支払保証料	210	
長期前払費用償却費	591	
新株発行費償却	38	
その他営業外費用	62	4,393
経常利益		1,167
（特別損益の部）		
特別利益		
貯蔵品不具合に係る補償収入	86	
その他特別利益	12	98
特別損失		
デジタル事業に係る仕様変更等に伴う損失	139	
その他特別損失	3	142
税引前当期純利益		1,123
法人税、住民税及び事業税		11
当期純利益		1,112
前期繰越損失		△15,566
当期未処理損失		△14,455

重要な会計方針

1. 有価証券の評価基準及び評価方法

子会社株式
移動平均法に基づく原価法
その他有価証券
時価のないもの・・・移動平均法に基づく原価法

2. 棚卸資産の評価基準及び評価方法
商品・・・移動平均法に基づく低価法によっております。

3. 有形固定資産の減価償却の方法・・・法人税法に基づく定額法によっております。

4. 無形固定資産の減価償却の方法

法人税法に基づく定額法によっております。

ただし、ソフトウェアのうち自社利用分については、社内における利用可能期間（5年）に基づく定額法によっております。

5. 長期前払費用の償却の方法

定額法によっております。

6. 繰延資産の処理方法
新株発行費・・・商法施行規則の規定に基づく期間均等償却を行っております。

7. 引当金の計上方法

(1) 貸倒引当金
債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。

(2) 退職給付引当金
従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。

(3) 賞与引当金
従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。

(4) 役員退職慰労引当金

役員の退職慰労金の支給に備えるため、当社内規に基づく期末要支給見積額を引当計上しております。この引当金は商法施行規則43条に規定する引当金です。

8. 重要なヘッジ会計の方法

(1) ヘッジ会計の方法

繰延ヘッジ処理を採用しております。なお、為替予約について振当処理の要件を満たしている場合は振当処理を採用しております。

(2) ヘッジ手段とヘッジ対象

ヘッジ手段：為替予約

ヘッジ対象：外貨建金銭債権債務

(3) ヘッジ方針

内規に基づき、外貨建金銭債権債務の為替変動リスクを回避する目的で行っております。

(4) ヘッジ有効性評価の方法

有効性の評価については、決算日（含む中間決算日）及び決済日（為替予約の実行日）に予約レートと同日の直物相場によるレート比較により評価を行っております。

9. 消費税等の処理方法・・・消費税等の会計処理は税抜方式によっております。

会計方針の変更

課金システムに係るデータ処理料は、従来、販売費及び一般管理費に計上しておりましたが、当期より売上原価に計上する方法に変更しております。

この変更は、出資関係のない運営局に係る当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行ったものであります。

この変更により、従来の方法によった場合と比較して売上総利益は1,255,380千円減少しておりますが、経常利益及び税引前当期純利益に与える影響はありません。

貸借対照表注記

1. 記載金額は千円未満を四捨五入して表示しております。

2. 子会社に対する金銭債権債務

短期金銭債権	7,540 百万円	長期金銭債権	143,836 百万円
短期金銭債務	502 百万円		

3. 有形固定資産の減価償却累計額　342 百万円

4. 貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、事務機器、LAN 設備、電話交換機、及び自動車があります。

5. 取締役に対する金銭債務　381 百万円

6. 保証債務残高　53,723 百万円

7. 主な担保提供資産

預金 2,476 百万円　建物及び構築物 661 百万円　土地 429 百万円　子会社株式・出資金 53,125 百万円

8. ストックオプション

ストックオプションのために付与した新株引受権の残高

発行すべき株式の内容	新株発行予定残数	発行価格
当社無額面普通株式	155,705 株	1株につき 92,000 円と公募価格のいずれか低い金額

9. 資本の欠損

商法施行規則第 92 条に規定する差額　14,455 百万円

損益計算書注記

1. 記載金額は千円未満を四捨五入して表示しております。

2. 子会社との取引高

売上高		42,750 百万円
営業取引以外の取引	受取利息	4,006 百万円
	受取保証料	78 百万円

3. 1株当たりの当期純利益 252 円 26 銭

損失処理案

（単位 ： 円）

当期未処理損失	14, 454, 576, 592
これを次のとおり処理します。	
次期繰越損失	14, 454, 576, 592

独立監査人の監査報告書

平成16年2月13日

株式会社ジュピターテレコム
　監査役会　御中

あずさ監査法人

代表社員
関与社員　公認会計士　野口[illegible]

代表社員
関与社員　公認会計士　水谷英滋

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第２条の規定に基づき、株式会社ジュピターテレコムの平成15年1月1日から平成15年12月31日までの第10期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び損失処理案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) 重要な会計方針に記載のとおり、会社は従来、課金システムに係るデータ処理料を販売費及び一般管理費に計上していたが、当営業年度より売上原価に計上する方法に変更した。この変更は、出資関係の無い運用局にかかる当該データ処理料が発生してきたことに伴い、売上原価の範囲の見直しを行った結果、損益計算区分をより適切に表示するために行われたものであり、相当と認める。
(3) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(4) 損失処理案は、法令及び定款に適合しているものと認める。
(5) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査報告書

当監査役会は、平成１５年１月１日から平成１５年１２月３１日までの第１０期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成しましたので、以下の通り報告いたします。

１．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針等に従い、取締役会その他重要な会議に出席するほか、取締役等から営業の報告を受け、重要な決裁書類等を閲覧し、会社の業績及び財産の状況を調査し、子会社についても、必要に応じて業務及び財産の状況を調査しました。また、会計監査人からその監査に関する報告と説明を受け、計算書類及び附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等から報告を求め、会計記録に基づく調査を実施しました。

２．監査の結果

（１） 会計監査人である あずさ監査法人の監査の方法及び結果は、相当であると認めます。

（２） 営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

（３） 損失処理に関する議案は、会社の財産の状況その他の事情に照らして相当であり、指摘すべき事項は認められません。

（４） 付属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

（５） 取締役の職務の執行に関し、不正の行為または法令もしくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても、取締役の義務違反はないものと認めます。

以上は、監査役全員一致の意見によるものであります。

平成１６年２月１９日

株式会社 ジュピターテレコム 監査役会

監査役　（常勤）　松本征夫

監査役　（非常勤）

ﾀﾞﾘﾙ･ﾄﾞｰﾘﾝﾄﾝ

監査役　（非常勤）

ｽｰ･ﾌﾟﾛｳﾞｧﾝ

監査役　（非常勤）　林　正俊

（注）監査役林　正俊並びに監査役スー・プロヴァンは「株式会社の監査役等に関する商法の特例に関する法律」第１８条第１項に定める社外監査役であります。

議決権行使についての参考事項

1、　議決権に関する事項

発行済株式総数（平成 15 年 12 月 31 日現在）：4,684,535.74 株

議決権を有する株主の数：11 名

その議決権数：4,684,535 株

2、　議案及び参考事項

第１号議案　第 10 期（平成 15 年 1 月 1 日～平成 15 年 12 月 31 日）の損失処理案承認の件

議案の内容は定時総会招集通知に添付の損失処理案記載の通りです。

第２号議案　取締役２名辞任に伴い取締役２名選任の件

本総会終結の時をもって庄子進取締役及びサルマン・ウラー取締役が辞任致しますので、その補充として取締役２名を選任するものです。

取締役候補者は次のとおりです。

Candidates for Directors

氏名	生年月日	略歴
春 山 昭 彦 Akihiko Haruyama	1955年9月12日生	1979年 4月　伊藤忠商事㈱入社 1990年 7月　㈱日本長期信用銀行 1999年 4月　NTTドコモ㈱ 2001年 2月　CASTY Inc. 2003年11月　㈱ジュピター・テレコム　チーフファイナンシアルオフィサー（現職）
マーク・ブラウン Marc Brown	1964年7月24日生	1987年　Union Bank of Switzerland 1998年5月　Goodwin, Procter&Hoar LLP 2000年1月　Manager, Microsoft Corporation 2002年8月　Senior Manager, Corporate Development Group, Microsoft Corporation（現職）

第３号議案　監査役３名任期満了につき監査役２名選任の件

本総会終結の時をもって松本征夫監査役、林正俊監査役及びダリィル・ドリントン監査役の任期が満了致しますので、新たに監査役２名を選任するものです。

監査役候補者は次のとおりです。

氏名	生年月日	略歴	
林　正　俊 Masatoshi HAYASHI	1956年1月20日	1978年 4月 1996年 7月 2000年 5月 2001年 4月 2002年 4月 2003年 3月	住友商事㈱入社 同社 メディア事業本部長付 同社 情報産業業務部長付 同社 情報産業総括部長付 同社 メディア事業本部映像メディア事業部長 同社 情報産業総括部長（現職）
松本　征夫 Ikuo Matsumoto	1944年6月10日	1967年 4月 1991年 4月 1996年10月 1998年12月 2000年 2月 2003年5月	住友商事㈱入社 同社 衛星通信事業室参事 ㈱サテライト ジャパン 同社 映像メディア事業部参事（シンガポール駐在） JAPAN ENTERTAINMENT TELEVISION PTE.LTD. 同社 情報通信第二事業部参事 ㈱インタラクティブソリューションズ 兼 エンゲージテクノ ロジーズジャパン㈱ 同社 ケーブルテレビ・衛星事業部参事 ㈱ジュピターテレコム 財務企画部（現財務部）部長 ㈱ジュピターテレコム　常勤監査役　（現職）

第4号議案　退任取締役に対し退職慰労金贈呈の件

本株主総会の終結時をもって庄子進取締役が退任致しますが、その在任中の功労に報いるため、当社所定の基準に従い退職慰労金を贈呈することとし、その具体的金額、支払時期・方法等は取締役の決議に一任頂きたく、お諮りするものです。

以上

当社会計監査人の名称変更についてのお知らせ

当社の会計監査人であります朝日監査法人は、平成 16 年１月１日に名称変更し、あずさ監査法人となりました。

委任状

私は、　　　　　　　　　を代理人と定め、次の権限を委任致します。

1. 平成16年3月29日開催の株式会社ジュピターテレコム定時株主総会及び其の後の継続会又は延会に出席して議決権を行使すること、並びにこれに付帯関連する一切の件

平成16年　　月　　日

株主:

(Translation)

March 12, 2003

Sumitomo Corporation
Liberty Japan, Inc.
Microsoft Holdings V Inc.
The Nikko Citi Trust and Bank Corporation
Liberty Jupiter, Inc.
Liberty Jupiter II, Inc.
Mitsui & Co., Ltd.
Matsushita Electric Industrial Co., Ltd.
Mr. Lee A. Daniels

Notice of Convocation of Ninth Annual Shareholders Meeting

Dear Sirs,

We are pleased to invite you to attend the Ninth Annual Shareholders Meeting which will be held as written below. If you are unable to attend this meeting, please return the enclosed Proxy, after filling out the blanks and affixing your seals or signatures, to us to be received on or before one day prior to the Ninth Annual Shareholders Meeting.

1.Date : at 9:30 a.m. on March 27 (Thursday), 2003

2.Place : at the Company's conference room,4-41-24 Higashi-Ikebukuro Center-Bldg., Higashi-Ikebukuro, Toshima-ku, Tokyo

3.Agenda:

Matters to be reported:

Report of Business Report, Balance Sheet, and Profit & Loss Statement for the Ninth Fiscal Term (from January 1, 2002 to December 31, 2002)

Matters to be resolved:

First Item	: Approval of the Proposal for Disposal of Loss for the Ninth Term
Second Item	: Alternation of the Articles of Incorporation
Third Item	: Election of 13 Directors
Fourth Item	: Election of 2 Auditors
Fifth Item	: Payment of the Retirement Allowance to Mr. Ishibashi

Sincerely,

Tsunetoshi Ishibashi
Representative Director and CEO
Jupiter Telecommunications Co., Ltd.

(Reference)

1. **First Item of business**

Approval of the Proposal for Disposal of Loss for the Ninth Fiscal term (from January 1, 2002 to December 31, 2002)

The loss of 15,566,327,999yen shall be carried forward to the next fiscal term.

5. **Fifth Item of Business**

Authorization to the Board of Directors to make a payment of the Retirement Benefit to Mr. Ishibashi in line with the Retirement Benefit Plan

[*TRANSLATION*]

ARTICLES OF INCORPORATION

OF

JUPITER TELECOMMUNICATIONS CO., LTD.

(As amended on March 27~~6~~, 2003~~2~~)

[*TRANSLATION*]

ARTICLES OF INCORPORATION

OF

JUPITER TELECOMMUNICATIONS CO., LTD.

CHAPTER I. GENERAL PROVISIONS

ARTICLE 1. CORPORATE NAME

The name of the Company shall be "**Kabushiki Kaisha Jyupitaterekomu**", which shall be expressed in English as "**Jupiter Telecommunications Co., Ltd.**"

ARTICLE 2. BUSINESS OBJECTIVES

The objectives and purposes of the Company shall be to engage in the following businesses and services:

1. Cable television broadcasting service and cable radio broadcasting service;
2. Telecommunication service under the Telecommunications Law;
3. Consigned broadcasting service under the Broadcasting Law and supply of programs through telecommunication satellites;
4. Design, constructing and maintenance of cable television broadcasting facilities and telecommunications facilities;
5. Development, sales, lease and repair of machinery and tools and software relating to cable television broadcasting and telecommunications;
6. Acting as advertisement agency;
7. Publication and sale of publications;
8. Channel lease of cable television broadcasting facilities;
9. Renting studios for audio and video recording and any incidental equipment;
10. Guidance and training of broadcasting engineers; development and sale of broadcasting technology;
11. Import and export of films and videotapes for broadcast by TV;
12. Investment in corporations engaged in the businesses and services set forth above and consulting with regard to such businesses and services; and;
13. All other businesses and services incidental and related to those set forth above.

ARTICLE 3. LOCATION OF HEAD OFFICE

The Company shall have its head office in Toshima-ku, Tokyo, Japan.

ARTICLE 4. METHOD OF PUBLIC NOTICE

All public notices by the Company shall be made in the "**Nihon Keizai Shinbun**".

CHAPTER II. SHARES

ARTICLE 5. TOTAL NUMBER OF SHARES

The total number of shares authorized to be issued by the Company shall be 15,000,000 shares.

ARTICLE 6. SPECIAL EXCEPTION TO SUBSCRIPTION RIGHT

[1] The Company may grant to its Directors or employees the subscription right for shares as provided for in Article 280-19 of the Commercial Code.

[2] The Company may grant subscription rights of new shares pursuant to the provision under Article 11-5-2 of the New Business Creation Promotion Law.

ARTICLE 7. SHARE HANDLING RULES

The denomination of share certificates to be issued by the Company, registration of transfers of shares, handling of requests for purchase of fractional shares and any other procedures for shares and fractional shares, as well as fees and charges therefor, shall be governed by the Share Handling Rules established by the Board of Directors.

ARTICLE 8. TRANSFER AGENT

(1) The Company shall have a transfer agent for its shares and fractional shares.

(2) The transfer agent and its place of business shall be designated by resolution of the Board of Directors.

(3) The shareholders' register (as used herein, this term includes the register of beneficial shareholders) and the register of fractional shares of the Company shall be kept at the place of business of the transfer agent, and any clerical matters for shares and fractional shares, such as registration of transfers of shares, registration of pledges, recordation of trust assets, delivery of share certificates, acceptance of notifications and requests for purchase of fractional shares, shall be handled by the transfer agent and not directly by the Company.

ARTICLE 9. RECORD DATE

(1) The Company shall regard those shareholders (as used herein, this term includes beneficial shareholders) whose names have been entered or recorded in the last shareholders' register (as used herein, this term includes beneficial shareholders) as at the closing of accounts of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the closing of accounts for the year.

(2) In addition to the preceding paragraph, the Company may temporarily fix a record date by giving prior public notice if so required to determine those entitled to exercise their right as shareholders, registered pledgees or holders of fractional shares.

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS

ARTICLE 10. TIME OF CONVOCATION

An ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day next following the date of the closing of accounts

of each year and an extraordinary general meeting of shareholders shall be convened from time to time whenever necessary.

ARTICLE 11. CONVENER AND CHAIRMAN

Pursuant to the resolution of the Board of Directors, t~~T~~he general meetings of shareholders shall be convened by the President~~Chairman~~, and he shall act as chairman at such meetings. Should~~ the Chairman be unable to act, the President shall act in his place, if~~ the President is u~~i~~nable to act, another Director, by order determined in advance by the Board of Directors, shall act in his place.

ARTICLE 12. REQUIREMENT FOR ORDINARY RESOLUTIONS

Except as otherwise provided by law, regulation or these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present at such meeting.

ARTICLE 13. EXERCISE OF VOTING RIGHT BY PROXY

Any shareholder may exercise his/her voting right by appointing, as its proxy, another shareholder having voting rights in the Company. In such case, the shareholder or the proxy shall be required to submit to the Company a document evidencing his/her power of representation.

ARTICLE 14. MINUTES

The substance of he proceedings of the general meetings of shareholders and the results thereof must be recorded in the minutes of the meetings, and the chairman and the Directors present must sign, and affix their seals to these minutes.

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

ARTICLE 15. ELECTION

(1) Not less than three (3) Directors shall be elected at a general meeting of shareholders.

(2) The election of Directors shall be resolved by a majority of the votes of the shareholders present who hold and represent one-third (1/3) or more of the total number of voting rights.

(3) The election of Directors shall not be by cumulative voting.

ARTICLE 16. TERM OF OFFICE OF DIRECTORS

(1) The term of office of each Director shall expire upon the close of the ordinary general meeting of shareholders in respect of the last of the fiscal years ending within two (2) years after their assumption of office.

(2) The term of office of a Director elected to fill a vacancy or to increase the number of Directors shall be the same as the unexpired term of office of the other Directors then in office.

ARTICLE 17. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS

(1) By resolution of the Board of Directors, some of the Representative Directors shall be appointed to represent the Company.

(2) By resolution of the Board of Directors, a Chairman of the Board of Directors, a President and a certain number of Vice-Chairman, Executive Vice-Presidents, Senior Managing Directors and Managing Directors may be appointed.

ARTICLE 18. MEETINGS OF THE BOARD OF DIRECTORS

(1) A meeting of the Board of Directors shall be convened by the Chairman, and he shall act as chairman at such meeting. If the Company does not have a Chairman or if the Chairman is unable to act, the President shall act in his place; if the President is unable to act, another Director, by order determined in advance by the Board of Directors, shall act in his place.

(2) A notice of a meeting of the Board of Directors shall be sent to each Director and Statutory Auditor two (2) weeks prior to the date of the meeting, provided that this period may be shortened in case of urgent necessity or may be omitted subject to all the consents of the Directors and Statutory Auditors.

(3) The management of and other matters for the Board of Directors shall be governed by the Rules of the Board of Directors established by the Board of Directors.

ARTICLE 19. REMUNERATION

The amount of remuneration and retirement allowance to be paid to Directors shall be determined by the resolution of a general meeting of shareholders.

CHAPTER V. STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS

ARTICLE 20. ELECTION OF STATUTORY AUDITORS

(1) Not less than three (3) Statutory Auditors shall be elected at a general meeting of shareholders.

(2) The election of Statutory Auditors shall be resolved by a majority of the votes of the shareholders present who hold and represent one-third (1/3) or more of the total number of voting rights.

ARTICLE 21. TERM OF OFFICE OF STATUTORY AUDITORS

(1) The term of office of Statutory Auditors shall expire upon the close of the ordinary general meeting of shareholders in respect of the last of the fiscal years ending within ~~three~~ four (~~3~~4) years after their assumption of office.

(2) The term of office of a Statutory Auditor elected to fill a vacancy shall be the unexpired term of his predecessor.

ARTICLE 22. FULL-TIME STATUTORY AUDITORS

(1) The Statutory Auditors shall elect from among themselves one (1) or more full-time Statutory Auditors.

(2) The Statutory Auditors may elect from among themselves standing Statutory Auditor(s).

ARTICLE 23. MEETING OF BOARD OF STATUTORY AUDITORS

(1) A notice of a meeting of the Board of Statutory Auditors shall be sent to each Statutory Auditor two (2) weeks prior to the date of the meeting, provided that this period may be shortened in case of urgent necessity or may be omitted subject to all the consents of the Statutory Auditors.

(2) The management of and other matters for the Board of Statutory Auditors shall be governed by the Rules of the Board of Statutory Auditors established by the Board of Statutory Auditors.

ARTICLE 24. REMUNERATION

The amount of remuneration and retirement allowance to be paid to Statutory Auditors shall be determined by the resolutions of a general meeting of shareholders.

CHAPTER VI. ACCOUNTING

ARTICLE 25. BUSINESS YEAR

The business year of the Company shall be from January 1 of each year through December 31 of the same year, and its accounts shall be closed at the end of each business year.

ARTICLE 26. DIVIDENDS

Dividends may be paid to the shareholders or registered pledgees whose names have been entered or recorded in the shareholders' register and to the holders of fractional shares whose names have been entered in the register of fractional shares, as at the closing of accounts of each fiscal year.

ARTICLE 27. INTERIM DIVIDENDS

The Company may, subject to resolution of the Board of Directors, make interim dividends to the shareholders or registered pledgees whose names have been entered in the last shareholders' register and to the holders of fractional shares whose names have been entered in the register of fractional shares, as of June 30 of each year.

ARTICLE 28. TIME OF CONVERSION OF CONVERTIBLE BONDS

The initial dividends or interim dividends on shares issued upon conversion of convertible bonds shall be paid as though conversion occurred on January 1, if the request for conversion is made during the period from January 1 to June 30, or as though conversion occurred on July 1, if the request for conversion is made during the period from July 1 to December 31.

ARTICLE 29. PRESCRIPTION TIME FOR PAYMENT OF DIVIDENDS

If receipt of any dividends and/or interim dividends has not been made after the lapse of three (3) full years from the date of commencement of payment, the Company shall be exempt from the obligation to make such payment.

CHAPTER VII. SUPPLEMENTARY PROVISIONS

ARTICLE 30. TERM OF OFFICE OF STATUTORY AUDITORS

As for the term of office of Statutory Auditors, who are elected before the close of the ordinary general meeting of shareholders in respect of the fiscal year ending any day before May 1, 2002, "within four (4) years after their assumption of office" in Article 21 shall be read as "within three (3) years after their assumption of office"..

-Translation from Japanese-

Business Report
From January, 2002
To December 31, 2002

1. Business Overview

(1) Business Operation and the Results

Economic Environment surrounding Company:

The world economy of this year can be described as a year of continuous suffering from after-effects of IT bubble burst. Major·media-telecom companies in Europe and U.S.A., such as World-communications and Adelphia collapsed crushed by huge debt. The news still stays clearly in our mind that during such chaotic period, as seriously questionable accounting practice were revealed, Arthur Andersen, one of the revered accounting firms with prestigious history has disappeared in a blink of time.
Japanese economy continued to remain lackluster, pivoting around financial industry. The stock market closed its year end market at Nikkei average of 8,578 yen, which was the lowest since 1982.
Speaking of media-telecommunication industry where we belong, despite boisterous media coverage of broadcast digitalization, once proclaimed target of gaining 10 million subscribers within 1000 days after the start of BS digital broadcasting has in effect been withdrawn, and the growth of viewers of CS digital broadcastings, which started in April and July, completely betrayed the expectations. While general view is that the digitalization of broadcasting is inevitable, their actual dissipation is far slower than earlier expectation.
Regarding pay TV services, while the World Cup Soccer Tournament in 2002, co-sponsored by Japan and Korea, enticed great enthusiasm thanks to Japanese team's game performance, Sky-PerfecTV gained only short lived customer growth, and WOWOW had kept losing subscribers for 11 consecutive months till December to gain only over 2 thousand subscribers.
In the Internet arena, with Yahoo BB's ambitious marketing as a locomotive, the number of ADSL subscribers exceeded 5 million by the end of the year, so the image of the broadband seems to have grasped solid ground. Fierce battling in price and service speed, however, is still taking place.

Company's Business Operation and Achievement:

Under such general and industry environment, we have achieved steady growth.
In April we made @NetHome a subsidiary of ours, purchased 20% stake of Green City CATV, our first foothold in Nagoya area. Within our organization, we merged Osaka Cable TV with Jcom Kansai in January, J-com Yamato, 100% subsidiary of Jcom Kanto, into Jcom Kanto in February, integrated Maebashi system of Jcom Kanto with Jcom Gunma in August, and then merged Izumi Cable TV into Jcom Kansai in November. Accordingly, the number of our managed systems decreased to 18 franchises at the year end.

Cable TV Service:

The number of homes passed was approximately 5,800 thousand homes at the year end, added by new built areas in part of Itabashi and Nishi-Tokyo franchises of

Jcom Kanto. The number of basic subscribers was about 1,423 thousand, 19.4% growth over the year earlier, and the penetration became 24.5%. In November, we raised basic rate in certain franchises in order to facilitate us for investments in digitalization, enhancement of contents, reinforcement customer supporting system and other needs.

High Speed Internet Access Service:

The number of homes passed for high speed Internet access service became about 5,750 thousand, which is approximately 99% of that of cable TV, owing to aggressive market development in Jcom Shonan and Jcom Sapporo areas. The number of subscribers, exceeding a half million, became about 505 thousand.
Amid fierce price competition and provider speed increase races in this high speed Internet access service arena, among ADSL service providers in particular, our strategy was more emphasis on improved quality and service, and to sustain the price. Even though we were necessitated to lower the price in November, starting in limited franchises, we firmly believe our strategy has been generally supported by customers.

Telephony:

In the year, we newly started telephony services in Kyushu and expanded in Kanto and Kansai service areas. The number of homes passed became 2,883 thousand homes, which is about 61% increase from that of previous year. The number of the subscribers has grown to 350 thousand, which is 184 thousand increase (about 110% increase) from the year earlier.

As a result, the number of homes connected, that is, subscribing to any one or more of our services, became 1,591 thousand (23% increase), and the number of services provided to a connected home has grown to 1.43 services.

Profit and Loss:

Sales revenue was 57,058 million yen, about 13% increase from the previous year. While new network construction has drastically decreased with a few exceptional areas, material and equipment sales associated with deployment of telephony service areas and growth of programs thanks to increase of the subscribers contributed to the sales revenue. Management Fee revenue increased as much as 44% from the previous year. Thus, the gross sales profit was 11,908 million yen, about 23% increase. S,G & A expenses, however, increased as much as 26% over the previous year, partly because of labor cost increases in connection with enhancement of call center functions, ensuring network stability and others, and partly because of fees continuously incurring in connection with long negotiated senior debt transactions. Therefore, the operation profit was only 590 million yen, 14% decrease from the previous year. The recurring profit was 253 million yen, 91 million yen improvement from the year earlier, thanks to improvement in finance cost in non-operation items. As to extraordinary gain and loss, there was no significant item, except for 92 million yen of additional provision for the retirement benefit for those employees transferred to Jupiter from franchises during the year. Consequently, we recorded net profit for 129 million yen, for the first time since inception.

Capital expenditures, Investments:

We continued to develop the customer management system following the previous year and spent approximately 744 million yen in the software. In investment activities, we purchased additional shares of @Net Home (formerly @Home Japan) and added it to our subsidiaries in April. Further, we purchased 20% shares of Green City CATV in Nagoya. Our spending in such investments, including capital call by Media Saitama, was approximately 3,549 million yen.

(2) Funding

During the year, we increased our borrowings from banks and/or our principal shareholders by 37,785 million yen. Major usage was our managed franchises' capital expenditures and our investment activities as mentioned earlier. Such debt increase portion was without exception supported by letters of guarantee of the principal shareholders, or direct loan from them. Thus debt balance at the year end was 228,785 million yen. Contemporaneously, we have continued negotiations with certain banks for senior loan.

(3) Challenge

As our revenue stream base is fundamentally no where else but our customers, further increase of our customers is priority number one task. To bring up the basic penetration to 30% as early as possible is the immediate target. We need to improve productivity of marketing activities, while we still place door-to-door visit as the central force of marketing activities. We also need to further strengthen marketing functions of call center operation as we can see 40% penetration within a firing range in several franchises. Toward that end, however, we need to make our market data more accurate and reliable.

Next challenge will be digitalization. Even though it is said that terrestrial digital broadcasting will start in three metropolitan areas in later part of 2003, proliferation of digital services, satellite broadcasting or inter-active services are much slower than general expectations. We will take cautions approach toward deployment of this service, carefully studying the trends in Europe and the U.S.A., DTH in Japan and/or movement of terrestrial broadcasters.

We will be proceeding with our telephony business as planned. However, we continue study technical, economical and marketing aspects of VoIP phone also.

With regard to funding, we believe we are very close to conclusion of syndicated finance after almost 2 and half years of negotiations with banks, thanks to warm and strong supports by our principal shareholders. Once the deal is successfully closed, we, as a unified group of Jupiter, are committed to make every effort to implement the contracts with due care and diligence.

As always, we solicit you shareholders' strong support and guidance.

(4) Business Results and Changes of Assets

(Million Yen except Net Profit Per Share)

	6th Term (Dec-1999)	7th Term (Dec-2000)	8th Term (Dec-2001)	9th Term (Dec-2002)
Sales Revenue	¥16,149	¥36,718	¥50,294	¥57,058
Net Profit	△¥798	△¥988	△¥4,999	¥129
Net Profit Per Share (Yen)	△¥1,000.35	△¥251.19	△¥1,270.68	¥32.82
Stockholders' Equity	¥30,192	¥37,943	¥32,944	¥33,073
Total Assets	¥37,893	¥54,591	¥232,900	¥272,159

(Note) 1. Net Profit per share is calculated with the number of shares issued at the year end.

2. Current Company Profile (As of December 31, 2002)

(1) Main Business — Cable television broadcasting service

(2) Main Office — Head Office:4-41-24 Higashi Ikebukuro Toshima-ku, Tokyo

(3) Shares

① Number of Shares to be issued: 15,000,000.00 shares

② Number of Shares issued: 3,934,285.74 shares

③ Number of Shareholders 9

④ Major Shareholders and Respective Shareholdings

Holders	Shareholding in the Company		Shares held By the Company	
	No. of shares	(%)	No. of shares	(%)
Sumitomo Corp.	1,427,346.00	36.28%	None	None
Liberty Japan, Inc.	1,101,600.00	28.00%	None	None
Microsoft Holdings V, Inc	605,296.06	15.39%	None	None
Cititrust , Inc.	303,500.00	7.71%	None	None
Liberty Jupiter, Inc.	275,400.00	7.00%	None	None
Mitsui & Co.,Ltd.	78,694.00	2.00%	None	None
Matsushita Electric Industrial Co.,Ltd.	78,694.00	2.00%	None	None
Liberty Japan Ⅱ, Inc.	50,346.00	1.28%	None	None

(Note) 50, 346 shares owned by Liberty Japan Ⅱ, Inc

Liberty Japan Ⅱ, Inc acquired them from Sumitomo Corp. as of March 28 2002.

(4) Employees

	Number of Employees	Changes	Average Age	Average Years of Service
Male	1,149	595	34.3	4.3
Female	373	160	32.5	4.7
Total	1,822	755	34.0	4.4

(Note) 1. Number of Employees includes 49 secondees from shareholders.

2. The main reason for the increase from Dec 2001 is the shift from affiliated companies.

(5) Consolidation

Important Subsidiaries

Names		Capital Million Yen	Company's Shareholding	Main Business
Jcom Kanto		¥30,004	100.00%	CATV Business
Jcom Kansai		¥15,500	84.14%	Same as the above
Jcom Tokyo		¥10,075	80.03%	Same as the above
At Net Home		¥7,800	87.43%	Internet Provider
Jcom Shonan		¥5,771	79.48%	CATV Business
Super Network You		¥3,995	59.09%	Same as the above
Cable Vision 21		¥3,165	69.47%	Same as the above
Cablenet Kobe Ashiya		¥2,900	52.62%	Same as the above
Media Saitama		¥2,993	50.38%	Same as the above
Hokusetsu Cable Net		¥2,000	55.00%	Same as the above
Fukuoka Cable Network	※	¥2,000	45.00%	Same as the above
Kansai Multimedia Service	※※	¥2,000	25.75%	Internet Provider
Jcom Kitakyushu		¥1,801	81.65%	CATV Business
Kisarazu Cable Television		¥1,800	81.69%	Same as the above
Cable Network Yachiyo		¥1,600	58.65%	Same as the above
Urawa Cable TV Network		¥1,600	50.10%	Same as the above
Tsuchiura Cable TV		¥1,500	70.00%	Same as the above
Jcom Gunma		¥1,100	100.00%	Same as the above
Cable Net Shimonoseki	※	¥1,000	50.00%	Same as the above
Jcom Sapporo (Sub.of Jcom Kanto)	※※※	¥8,800	81.94%	Same as the above
Jcom Finance		¥3	100.00%	Financial Business

(Notes)
1. ※: not subsidiaries defined in the Commercial Code Term, but financially consolidated subsidiaries.
2. ※※: equity method basis affiliates.
3. ※※※: shareholding ratio by our subsidiary.
4. Osaka Cable TV was merged into J-com Kansai in January 1, 2002. Izumi CATV was merged into J-com Kansai in November, 2002. J-com Yamato was merged into J-com Kanto in February, 2002. Media Saitama by issuing additional shares to Jupiter in January 2002, and Urawa Cable TV Network by acquisition of additional shares by Jupiter in February 2002 became subsidiaries in the Commercial Code Term. And we established Jcom Finance in February 2002.

Result of consolidations

With 20 consolidated subsidiaries and 3 equity method affiliates, the consolidated gross revenue was yen 125,501 million, and the consolidated net loss was yen 11,088 million for the year.

(6) Directors and Statutory Auditors

Position	Name	In Charge or Main Occupation
Representative Director, President & CEO	Tsunetoshi Ishibashi	
Representative Director, President & COO	Gregory Armstrong	
Managing Director	Susumu Shoji	Finance & Accounting
Managing Director	Yasufumi Hirayama	Planning & Administration
Director (non-executive)	Atsushi Nishijo	General Manager for the America Executive Vice President, Sumitomo Corp.
Director (non-executive)	Yuji Tamura	Managing Director and General Manager Media , Electronics & Network Business Unit, Sumitomo Corp.
Director (non-executive)	Tsuguhito Aoki	Corporate Officer and Assistant to General Manager Media, Electronics & Network Business Unit, Sumitomo Corp.
Director (non-executive)	Miranda Curtis	President, Liberty Media International, Inc.
Director (non-executive)	Graham Hollis	Executive Vice President & CFO, Liberty Media International, Inc.
Director (non-executive)	Yasushige Nishimura	A consultant to Liberty Media Corp.
Director (non-executive)	Henry Vigil	Vice President, Consumer Strategy & Partnership, Microsoft Corp.
Director (non-executive)	Salman Ullah	General Manager of Corporate Strategy, Microsoft Corp.
Standing Statutory Auditor	Koji Kobayashi	
Statutory Auditor (non full time)	Yukihiro Yoshida	Corporate Officer and General Manager Planning & Administration Dept., Media, Electronics & Network Business Unit, Sumitomo Corp.
Statutory Auditor (non full time)	Darryl Dorrington	General Manager (Japan) Liberty Media International, Inc.
Statutory Auditor (non full time)	Suzanne Provan	Director of Finance Liberty Media International, Inc.

(Notes)

1. The changes in the Board during 2002.
   *Mr. Vernon Chamberlin resigned from his position of President & COO and became Part-Time Director, effective January 4, 2002. Mr. Tsunetoshi Ishibashi, Ex-Chairman & CEO, succeeded the position of President & CEO and Mr. Gregory Armstrong was elected as Executive Vice President & COO, effective January 4, 2002
   *Mr. Masaki Ookubo and Mr. Hiroo Sumitomo resigned from Statutory Auditor as of March 26, 2002. Mr. Koji Kobayashi and Mr. Yukihiro Yoshida replaced the seat.
   *Mr. Vernon Chamberlin resigned from Director as of December 31, 2002.

2. Statutory auditors: Mr. Koji Kobayashi and Mr. Yukihiro Yoshida, and Ms. Suzanne Provan are outside auditors as prescribed in Article 18-1 of the Law for Special Exceptions to the Commercial Code.

(7)Loans

Lender	Loan Amount (Million Yen)	Shareholding in the Company
The Sumitomo Trust & Banking Co., Ltd	60,000	—
Liberty Japan, Inc.	39,650	1,101,600.00
Sumitomo Shoji Financial Management Co., Ltd..	34,722	—
Sumitomo Mitsui Banking Corporation	29,100	—
Mizuho Corporate Bank, Ltd	19,700	—
The Bank of Tokyo-Mitsubishi	16,500	—
Citi Bank, N.A.	15,000	—
Bank of America, N.A.	7,500	—
Microsoft Holdings V, Inc.	6,613	605,296.06

Note: Fuji Bank and Industrial Bank of Japan, and Daiichi Kangyo Bank merged and became Mizuho Corporate Bank as of April 1, 2002.

(8)Significant Subsequent Events

1. Event

On January 31, 2003, we came to an agreement with certain syndicated financing group (Bank Group) as to certain project financing scheme for long-term senior loan facility of 108 billion Japanese yen with Jupiter Telecommunications Co. (Jupiter), its 100% subsidiary company, Jcom Finance Company (JCF) and certain managed cable TV franchises (Eligible Franchises) as debtors. At the same time, we also agreed with Sumitomo Corporation, Liberty Media Group and Microsoft Corporation (collectively, Principal Shareholders) as to their subordinated loans of 182 billion Japanese yen.

JCF is to borrow the senior loan from the Bank Group, and is going to fund the cash requirement (other than those expected to be funded by the Development Bank of Japan) of the Eligible Franchises as inter-company loans, using the senior loans and the subordinated loans (after deducting Jupiter's own use) to be lent by Jupiter.

2. Collateral Securities

Securities to be granted : Share Certificates of subsidiary companies (Only those of Eligible Franchises), Buildings, Land, and Others.

The amounts in this business report are presented in respective designated units rounding off fraction thereof.

BALANCE SHEET

(As of December 31, 2002)

(unit : Thousand Yen)

(ASSETS)		(LIABILITIES)	
Current Assets	**204,131,319**	**Current Liabilities**	**237,809,858**
Cash & Deposit	383,603	Account Payable-Trade	7,821,833
Account Receivable -Trade	8,654,925	Short Term Debts	228,785,000
Merchandise	419,842	Account Payable-Other	1,092,798
Prepaid Expenses	44,761	Provision for Income Taxes	8,400
Short-term Loan	194,529,000	Other Current Liabilities	101,827
Other Current Assets	3,164,262		
Allowance for Bad Debts	△3,065,076	**Fixed Liabilities**	**1,275,794**
Fixed Assets	**68,028,218**	Reserve for Retiring Benefits	1,275,794
Tangible Fixed Assets	**1,751,590**		
Building	1,055,707	**Total Liabilities**	**239,085,653**
Equipment	41,890		
Tools, Furniture & Fixtures	224,951	(STOCKHOLDER'S EQUITY)	
Land	429,042		
Intangible Fixed Assets	**1,084,798**	**Paid-in Capital**	**47,002,622**
Software	1,069,267	**Statutory Reserve**	**1,637,589**
Trademark	6,352	Capital Surplus	1,637,589
Telephone Subscription Rights	9,178	**Deficit**	**15,566,327**
Investments	**65,191,828**		
Securities for Investment	5,266,929	Cumulative Losses	15,566,327
Stock	57,970,916	(Net income for the current year)	(129,149)
Long-Term Loan	625,381		
Long-Term Prepaid Expense	741,127	**Total Stockholder's Equity**	**33,073,884**
Security Deposit	744,097		
Allowance for Bad Debts	△156,623		
Total Assets	**272,159,537**	**Total Liabilities & Stockholders' Equity**	**272,159,537**

PROFIT and LOSS STATEMENT
(From January 1, 2002 to December 31,2002)

(unit : Thousand Yen)

(ORDINARY PROFIT/LOSS)		
Operating Profit/Loss		
Sales		57,058,603
Cost of Sales		45,149,648
Gross Income		11,908,955
Selling, General & Admin. Expenses		11,318,271
Operating Income		**590,683**
Non-Operating Profit/Loss		
Non-Operating Profit		
Interest Income	2,490,139	
Gain on Foreign Exchange	13,131	
Other Non-Operating Income	29,457	2,532,727
Non-Operating Charges		
Interest Expense	2,842,829	
Amortization of Stock Issue Charges	17,086	
Other Non-Operating Expenses	9,554	2,869,471
Ordinary Income		**253,940**
(EXTRA ORDINARY ITEM)		
Extra ordinary gain	27,251	
Extra ordinary losses	143,642	
Net Income before Taxes		**137,549**
Income Taxes & Inhabitant Taxes		8,400
Net Income after Taxes		**129,149**
Accumulated Loss as of December 31, 2001		**15,695,477**
Accumulated Losses		**15,566,327**

Significant Accounting Policies

1. Securities Valuation Method
 (1) Marketable Securities
  Lower of cost or market price by the moving average method
 (2) Non-marketable Securities
  Acquisition cost by the moving average method

2. Inventory Valuation
  Merchandise・・・lower of cost or market by the moving average method

3. Depreciation Method of Tangible Fixed Assets
  Straight-line method as designated in the Corporate Tax Law

4. Amortization Method of Intangible Fixed Assets
  Straight-line method pursuant to the Corporate Tax Law.
  With regard to software for in-house use, straight-line method over estimated in-house use life.

5. Deferred Charges
  Stock Issue Charges
  Amortized equally in three years pursuant to the provisions of the Commercial Code

6. Allowance and Reserve
 (1) Allowance for Bad debts
  By specific considerations on particular doubtfuls, and by historical rate on other general receivables.
 (2) Reserve for Retiring Benefits
  Set aside estimated retirement benefit liabilities at the year end using actuarial culculations.

7. Consumption Taxes
  Consumption taxes are excluded from income and expenses in Profit and Loss Statement, and net of payable / receivable of Consumption Taxes are recorded in Balance Sheet.

Notes to Balance Sheet

1. Amounts presented as thousand yen with fractions rounded off.

2. Monetaty Receivables from & Payables to Subsidiaries

Short-term monetary receivables	¥201,463,878 Thousand	Long-term	¥290,975 Thousand
Short-term monetary payable	¥698,536 Thousand		

3. Accumulated depreciation of Tangible Fixed Assets ¥202,174 Thousand

4. Besides the fixed assets presented in the balance sheet, material fixed assets used through lease agreements are office equipment, LAN facilities, PBX and automobiles.

5. Material Liabilities to Director and Statutory Auditor. ¥61,882 Thousand

6. Balance of contingent liabilities: ¥796,233 thousand

7. Stock Option

Granted Balance of new stock subscription rights

Shares to be issued	Balance of new shares to be issued	Issuing Price
non-par value common share of Jupiter Telecommunication	158,128 shares	lower of ¥92,000/share or public offer price

8. Net Income per Share for the Current Term ¥32.82

Notes to Profit and Loss Statement

1. Amounts presented as thousand yen with fractions rounded off.

2. Transactions with Subsidiaries

Sales		¥46,780,282 Thousand
Other	Interest Income	¥2,413,996 Thousand

Proposal of Cumulative Losses

(Unit : Yen)

Cumulative Losses for the current term	15,566,327,999
Above loss is disposed as follows:	
Loss carried forward to the next term	15,566,327,999

２００３年３月１２日

株主各位

東京都豊島区東池袋４－４１－２４
株式会社ジュピターテレコム
代表取締役社長　石橋 庸敏

定時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。
さて、弊社定時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。
なお、当日ご出席願えない場合には、同封委任状にご記入ご捺印乃至ご署名の上、株主総会開催までに当社に到着するようご送付の程お願い申し上げます。

敬具

記

１．日　時：　２００３年３月２７日（木）　午前９時３０分

２．場　所：　東京都豊島区東池袋四丁目４１番２４号　当社本店会議室

３．会議の目的事項：

《報告事項》
第９期営業報告書、貸借対照表及び損益計算書報告の件

《決議事項》
第１号議案　第９期損失処理案承認の件
第２号議案　定款一部変更の件
第３号議案　取締役全員任期満了に伴い取締役１３名選任の件
第４号議案　監査役スー・プロヴァン任期満了に伴い監査役１名選任及び監査役吉田幸弘辞任に伴い監査役１名選任の件
第５号議案　退任取締役に対し退職慰労金贈呈の件

以上

営業報告書

平成14年1月1日から
平成14年12月31日まで

1．営業の概況

（1）営業の経過及び成果

企業をめぐる経済環境

当事業年度中の世界経済は、所謂 IT バブル崩壊の後遺症が続いた年でありました。欧米のメディア・テレコム業界の主要な企業であったワールドコム、アデルフィア等が、過大な債務を背負って行き詰まりました。そのような混乱に加え、会計処理に関する重大な疑問点も露呈し、投資家の不信感を煽る中で、歴史ある名門会計事務所であったアーサーアンダーセンが短時日のうちに消え去る事態にまで発展したことは記憶に鮮明なところです。

日本経済については、引き続き金融業界を中心として明るい材料が乏しい1年でありました。年末の日経平均株価は 8,578 円と１９８２年来の安値にて大納会を終えました。また、我々のテレコム業界に目を転じますと、放送のデジタル化問題はマスコミ界を賑わしましたが、BS デジタルの放送開始後 1000 日で１０百万件の加入者獲得目標は実質取り下げられた形となり、2002 年の４月及び７月に新たな CS デジタル放送が開始されましたが視聴者数の伸びは期待を完全に裏切る結果となっています。いずれデジタル化は避けられないとの見方は一致しているものの、具体的な普及の時期については、当初の見込みから大幅に後退したスローペースのものとなっています。

有料テレビチャネルの加入状況についてみると、6月に日韓共同で開催されたサッカーのワールドカップ大会も、日本チームの活躍で大きな盛り上がりを見せたものの、スカイパーフェク TV の加入者の一時的な急増があったにとどまり、ワウワウについては１１月連続の加入者純減が続き、昨年１２月にいたって漸く２千件強の純増が得られた低迷ぶりでした。

インターネットについてみますと、ヤフーBB の極めて野心的なマーケティングが牽引車となり、世の中はADSL のインターネット加入者が年末で５００万加入者を越え、すっかりブロードバンドのイメージを定着させた感があります。然し乍ら熾烈な価格競争や提供スピード競争は依然続いております。

当社の営業の経過及び成果

このような一般情勢及び業界環境の中で、我々は着実に前進しました。４月には、アットネットホームを子会社化し、また初の名古屋地区における橋頭堡としてグリーンシティケーブルテレビの株式２０％を取得しました。傘下の組織面では、大阪ケーブルテレビを１月にジェイコム関西に合併し、２月にジェイコム関東の１００％子会社であったジェイコム大和をジェイコム関東に吸収しました。また、8 月にはジェイコム関東の前橋局をジェイコム群馬と統合し、更に１１月、和泉ケーブルテレビをジェイコム関西に統合しました。この結果、事業年度末時点で、運営局会社数は１８社となりました。

ケーブルテレビサービス

ジェイコム関東の板橋局、西東京局等の幹線建設もあり、期末時点のホームパスは約 5,800 千世帯となりました。ベーシックの加入者数は対前年同期比 19.4％増加の約 1,423 千世帯となり、ホームパスに対する加入者率は 24.5 ％となりました。また今後のデジタル化の為の投資・コンテンツの充実・顧客サービスの体制の強化等の投資に備える為、１１月、一部の地域からベーシック料金の値上げを実施致しました。

高速インターネットサービス

高速インターネット接続サービスのホームパスも、ジェイコム湘南、ジェイコム札幌を中心とした積極的な展開により、ケーブルテレビのそれの約 99%相当の約 5,750 千世帯となり、加入者数は約 505 千世帯と、５０万件を突破致しました。

インターネット接続サービスは、ＡＤＳＬを中心とした激しい値下げと提供スピード競争が繰り広げられる中、私共は、品質・サービス向上に重点を置き、価格の維持に努めました。１１月には、一部の地域から若干の値下げを実施致しましたが、基本的に私共の戦略は、顧客の確かな評価を得たものと考えております。

電話サービス

当事業年度では、九州地区を始め関東及び関西の新たな地域で電話事業を開始しました。電話のホームパスは対前年同期比約 61%増の 2,883 千世帯となりました。加入者数も対前年同期比約 184 千世帯増加（約 110%増）の約 350 千世帯となりました。

これらの結果、いずれかのサービスに加入している接続世帯数は、約 1,591 千世帯（23%増）となり、また一接続世帯当たりのサービス提供数は 1.43 に到りました。

損益

売上高は、対前年比 約１３%増加の 57,058 百万円となりました。新たな幹線建設は一部の地域を除いて殆どなくなりましたが、電話事業の展開に伴う工事資機材や、加入者数の伸長に伴う番組売上等が貢献しました。また、マネジメントフィー収入は、対前年比 約４４%の伸びとなりました。この結果、売上総利益は、約２３%増加の 11,908 百万円を計上しました。しかしながら、コールセンター機能の充実、ネットワークの安定性の確保等の為、人件費が増加し、また、長らく交渉を続けている銀行借入業務関連費用の継続的な発生もあって、販売費、一般管理費は、対前年比 ２６%の増加となり、営業利益は１４%減少の５９０百万円にとどまりました。営業外損益では、金融費用が対前年比 若干改善したこともあり、経常利益は、対前年比９１百万円改善の２５３百万円を計上出来ました。特別損益につきましては、ケーブルテレビ局社員の当社への転籍に因る退職給付債務引当不足分の追加計上９２百万円などがありましたが、総じて大口の案件はありませんでした。これらの結果、当社設立以来初めて、当期利益１２９百万円を計上いたしました。

設備投資・投資

顧客管理システム開発を前年に引き続いて行ない、ソフトウェアに７４４百万円、設備投資致しました。投資活動面では、平成 14 年 4 月に株式会社アットネットホーム（旧称 株式会社アットホームジャパン）の株式を買い増し、子会社化致しました。また、4 月に名古屋のグリーンシティケーブルテレビの株式２０%を買い取り、或いはメディアさいたまに増資する等、３，５４９百万円をこれらの投資活動に支出致しました。

（2）資金調達の状況

当期中、市中銀行や主要株主から 37,785 百万円の借り増しを行いました。主要な使途は、傘下ケーブル局の主として設備投資資金の貸付と、上述の当社の投資資金であります。借り増し分は、全て 主要株主からの直接借り入れ、ないし、保証書差し入れに依る借入であります。この結果、年度末の借入残高は、228,785 百万円となりました。平行して、シニアローンの借入れを引き続き銀行団と交渉中であります。

(３) 当社が対処すべき課題

私共の事業の収益基盤は基本的に、顧客をおいて有り得ませんので、顧客数の更なる拡大が第一の課題であります。出来るだけ早い時機に加入率をまず３０％まで引き上げることが当面の目標であります。積極的な戸別訪問による直接マーケティング活動を柱としながらも、生産性の一層の向上を企らねばなりません。更にコールセンターによるマーケティング力の強化であります。一部の局では４０％の加入率も射程圏内に見えており、今後はコールセンターの強化育成が一層求められます。またこのためには、より正確な市場データの整備が前提されることは言うまでもありません。

次にデジタル化への取り組みであります。２００３年後半には、地上波のデジタル放送が３大都市圏で開始される予定でありますが、衛星デジタル、双方向サービス等の本格的普及・展開は些か当初の期待からは相当遅延しております。欧米の動向や国内のＤＴＨ、地上波放送等の動きに十分注意しつつ、慎重に取り進めます。

電話事業につきましては、基本的に、従来の方針に沿って推進して参ります。しかしながらＩＰ電話の検討も、技術的・現実的な面に加えマーケティング的側面も引き続き進めて行きます。

資金調達につきましては、2 年数ヶ月に亘る銀行借入交渉が主要株主各位の暖かい、かつ力強いご支援を得て、漸く決着に近づきました。一旦借入契約を実行した以上は、ジュピターグループが一体となって、十分な注意を払いつつ、かつ意欲的にその履行に努力して参ります。

引き続き、株主各位には御支援、御指導を賜ります様お願い申し上げます。

（4）営業成績及び財産の状況の推移

	第6期	第7期	第8期	第9期
売上高	16,149百万円	36,718百万円	50,294百万円	57,058百万円
当期損益	△798百万円	△988百万円	△4,999百万円	129百万円
一株当たりの当期損益	△1,000円35銭	△251円19銭	△1,270円68銭	32円82銭
純資産	30,192百万円	37,943百万円	32,944百万円	33,073百万円
総資産	37,893百万円	54,591百万円	232,900百万円	272,159百万円

(注) 1. 1株当たりの当期損益は、期末日現在の発行済株式数を使用し計算しております。

2．会社の概況　(平成14年12月31日現在)

（1）主要な事業内容　　有線テレビジョン放送事業

（2）主要な事業所　　(本店) 東京都豊島区東池袋4−41−24

（3）株式の状況

①会社が発行する株式の総数　　15,000,000株

②発行済株式の総数　　3,934,285.74株

③株主数　　9名

④大株主（上位8名）

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
住友商事株式会社	1,427,346.00株	36.28%	ー株	ー%
Liberty Japan, Inc.	1,101,600.00株	28.00%	ー株	ー%
Microsoft Holdings V, Inc.	605,296.06株	15.39%	ー株	ー%
シティトラスト信託銀行株式会社	303,500.00株	7.71%	ー株	ー%
Liberty Jupiter, Inc.	275,400.00株	7.00%	ー株	ー%
三井物産株式会社	78,694.00株	2.00%	ー株	ー%
松下電器産業株式会社	78,694.00株	2.00%	ー株	ー%
Liberty Japan II, Inc.	50,346.00株	1.28%	ー株	ー%

(注)　Liberty Japan II, Inc. の所有株式50,346株は、住友商事㈱から平成14年3月28日付で譲渡されたものです。

(4) 従業員の状況

区分	従業員数	前期末比増加	平均年齢	平均勤続年数
男子	1,449 名	595 名	34.3 才	4.3 年
女子	373 名	160 名	32.5 才	4.7 年
合計	1,822 名	755 名	34.0 才	4.4 年

(注) 1. 従業員には出向受入者 49 名を含む。

2. 第8期比での従業員増加の主因は、関係会社からの転籍によるものです。

(5) 企業結合の状況

○重要な子会社等の状況

会社名		資本金	当社の持株比率	主要な事業内容
㈱ジェイコム関東		30,004 百万円	100.00%	有線テレビジョン放送事業
㈱ジェイコム関西		15,500 百万円	84.14%	同上
㈱ジェイコム東京		10,075 百万円	80.03%	同上
アットネットホーム㈱		7,800 百万円	87.43%	インターネット事業
㈱ジェイコム湘南		5,771 百万円	79.48%	有線テレビジョン放送事業
㈱スーパーネットワークユー		3,395 百万円	59.09%	同上
㈱ケーブルビジョン二十一		3,165 百万円	69.47%	同上
㈱ケーブルネット神戸芦屋		2,900 百万円	52.62%	同上
㈱メディアさいたま		2,993 百万円	50.38%	同上
北摂ケーブルネット㈱		2,000 百万円	55.00%	同上
福岡ケーブルネットワーク㈱	※	2,000 百万円	45.00%	同上
関西マルチメディアサービス㈱	※※	2,000 百万円	25.75%	インターネット事業
㈱ジェイコム北九州		1,801 百万円	81.65%	有線テレビジョン放送事業
㈱木更津ケーブルテレビ		1,800 百万円	81.69%	同上
㈱ケーブルネットワークやちよ		1,600 百万円	58.65%	同上
浦和ケーブル・テレビ・ネットワーク㈱		1,600 百万円	50.10%	同上
土浦ケーブルテレビ㈱		1,500 百万円	70.00%	同上
㈱ジェイコム群馬		1,100 百万円	100.00%	同上
㈱ケーブルネット下関	※	1,000 百万円	50.00%	同上
㈱ジェイコム札幌	※※※	8,800 百万円	81.94% (81.94%)	同上
㈲ジェイコムファイナンス		3 百万円	100.00%	金融業務

(注) 1. 上記のうち、※印の会社は、商法上の子会社ではありませんが、連結決算上の連結子会社であります。

2. ※※印の会社は、連結決算上の持分法適用関連会社であります。

3. ※※※印の会社は、子会社が所有する持株比率を( )内に内数で表示しております。

4. なお、平成14年1月に大阪ケーブルテレビ㈱が、平成14年11月に和泉シーエーティーヴィ㈱がそれぞれ㈱ジェイコム関西に吸収合併され、平成14年2月1日付にて㈱ジェイコム大和は㈱ジェイコム関東に吸収合併されております。また、株式の追加取得により、平成14年1月に㈱メディアさいたま、2月に浦和ケーブルネットワーク㈱が、商法上の子会社となりました。さらに平成14年2月に当社100%出資の金融子会社である㈲ジェイコムファイナンスを設立しました。

○企業結合の成果

連結子会社は20社、持分法適用会社は3社であり、当期の連結売上高は125,501百万円、連結純損失は11,088百万円であります。

（6）取締役及び監査役

地　位	氏　名	担当又は主な職業
代表取締役社長	石橋　庸敏	最高経営責任者
代表取締役副社長	ｸﾞﾚｺﾞﾘｰ・ｱｰﾑｽﾄﾛﾝｸﾞ	最高執行責任者
常務取締役	庄子　　進	財務・経理担当
常務取締役	平山　泰史	オペレーション・企画・管理担当
取締役（非常勤）	西條　　温	住友商事㈱取締役副社長　米州総支配人　米国住友商事会社社長
取締役（非常勤）	田村　雄二	住友商事㈱代表取締役常務　情報産業事業部門長
取締役（非常勤）	青木　二仁	住友商事㈱理事　情報産業事業部門長付
取締役（非常勤）	ﾐﾗﾝﾀﾞ・ｶｰﾁｽ	Liberty Media International, Inc. President
取締役（非常勤）	ｸﾞﾗﾊﾑ・ﾎﾘｽ	Liberty Media International, Inc. Executive Vice President & CFO
取締役（非常勤）	西村　泰重	Liberty Media Corporation　在日顧問
取締役（非常勤）	ﾍﾝﾘｰ・ｳﾞｨｼﾞﾙ	Microsoft Corporation Vice President of Consumer Strategy & Partnerships
取締役（非常勤）	ｻﾙﾏﾝ・ｳﾗｰ	Microsoft Corporation General Manager of Corporate Strategy
監査役	小林　孔次	
監査役（非常勤）	吉田　幸弘	住友商事㈱ 理事 情報産業総括部長
監査役（非常勤）	ﾀﾞﾘﾙ・ﾄﾞｰﾘﾝﾄﾝ	Liberty Media International, Inc. General Manager (Japan)
監査役（非常勤）	ｽｰ・ﾌﾞﾛｳﾞｧﾝ	Liberty Media International, Inc. Director of Finance

（注）1．当期中の取締役および監査役の異動

○当社は、ｳﾞｧｰﾉﾝ A. ﾁｪﾝﾊﾞﾚﾝ代表取締役社長からの平成14年1月4日付で社長を辞任する旨の申し出を受け、平成14年1月4日付で石橋庸敏代表取締役会長 最高経営責任者(CEO)が代表取締役社長 最高経営責任者(CEO)に就任し、また、同日付でｸﾞﾚｺﾞﾘｰ B. ｱｰﾑｽﾄﾛﾝｸﾞ氏を代表取締役副社長 最高執行責任者(COO)に迎える人事を決定しました。なお、同日付でｳﾞｧｰﾉﾝ A. ﾁｪﾝﾊﾞﾚﾝ氏は非常勤取締役に就任しました。

○平成14年3月26日に監査役大久保正紀氏、住友裕郎氏が退任し、小林孔次氏、吉田幸弘氏が就任しました。

○平成14年12月31日付で取締役ｳﾞｧｰﾉﾝ A・ﾁｪﾝﾊﾞﾚﾝ氏は辞任しました。

（注）2．監査役小林孔次氏、吉田幸弘氏、ｽｰ・ﾌﾞﾛｳﾞｧﾝ氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

（7）主要な借入先

借入先	借入額	借入先が有する当社の株式数
住友信託銀行㈱	60,000 百万円	― 株
Liberty Japan, Inc.	39,650 百万円	1,101,600.00 株
住友商事フィナンシャルマネジメント㈱	34,722 百万円	― 株
㈱三井住友銀行	29,100 百万円	― 株
㈱みずほコーポレート銀行	19,700 百万円	― 株
㈱東京三菱銀行	16,500 百万円	― 株
シティバンク銀行東京支店	15,000 百万円	― 株
バンク・オブ・アメリカ・エヌ・エイ・東京支店	7,500 百万円	― 株
Microsoft Holdings V, Inc.	6,613 百万円	605,296.06 株

なお、㈱富士銀行、㈱日本興業銀行、㈱第一勧業銀行は平成14年4月1日に統合し、㈱みずほコーポレート銀行となっております。

（8）決算期後に生じた重要な事実

プロジェクトファイナンスによる借入の合意

1.その旨

平成15年1月31日、当社は市中シンジケート銀行団（銀行団）と、当社、当社の100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる1,080億円の長期シニア借入について合意いたしました。また同時に、当社の主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社と1,820億円の劣後借入契約に合意しました。シニア借入については、ＪＣＦが実施し、当社の劣後借入金（ただし当社が使途する部分を差引いた金額）のＪＣＦへの貸付部分と合わせ、対象会社の所要資金（日本政策投資銀行融資分は除く）に、ＪＣＦからインターカンパニーローンとして貸付けられることになります。

2.担保の内容

重要な提供資産の種類 ：子会社株式（但し対象会社部分）、建物、土地、その他

以上

尚、本営業報告書中の記載金額は、表示単位未満の端数を切り捨てて表示しております。

貸借対照表

(平成14年12月31日現在)

(単位：千円)

(資産の部)		(負債の部)	
流動資産	204, 131, 319	流動負債	237, 809, 858
現金及び預金	383, 603	買掛金	7, 821, 833
売掛金	8, 549, 460	短期借入金	228, 785, 000
商品	419, 842	未払金・未払費用	893, 396
前払費用	44, 761	賞与引当金	199, 402
短期貸付金	194, 529, 000	未払法人税等	8, 400
その他流動資産	3, 269, 727	その他流動負債	101, 827
貸倒引当金	△ 3, 065, 076		
固定資産	68, 028, 218	固定負債	1, 275, 794
有形固定資産	1, 751, 590	退職給付引当金	1, 275, 794
建物	1, 055, 707		
構築物	41, 890	負債合計	239, 085, 653
工具器具備品	224, 951		
土地	429, 042		
無形固定資産	1, 084, 798	(資本の部)	
商標権	6, 352		
ソフトウェア	1, 069, 267	資本金	47, 002, 622
電話加入権	9, 178	法定準備金	1, 637, 589
投資等	65, 191, 828	資本準備金	1, 637, 589
投資有価証券	5, 266, 929	欠損金	15, 566, 327
子会社株式･出資金	57, 970, 916	当期未処理損失	15, 566, 327
長期貸付金	625, 381	(うち当期利益)	(129, 149)
長期前払費用	741, 127		
その他投資	744, 097		
貸倒引当金	△ 156, 623	資本合計	33, 073, 884
資産合計	272, 159, 537	負債及び資本合計	272, 159, 537

損益計算書

平成14年 1月 1日から
平成14年12月31日まで

(単位：千円)

(経常損益の部)		
営業損益の部		
売上高		57,058,603
売上原価		45,149,648
売上総利益		11,908,955
販売費及び一般管理費		11,318,271
営業利益		590,683
営業外損益の部		
営業外収益		
受取利息	2,372,730	
受取保証料	117,409	
為替差益	13,131	
その他営業外収益	29,457	2,532,727
営業外費用		
支払利息	1,783,030	
支払保証料	1,059,799	
新株発行費償却	17,086	
その他営業外費用	9,554	2,869,471
経常利益		253,940
(特別損益の部)		
特別利益		
貯蔵品不具合に係る補償収入	25,209	
貸倒引当金戻入	1,800	
その他特別利益	241	27,251
特別損失		
転籍者に係る退職給付引当金積立不足額繰入	92,146	
投資有価証券処分損	21,592	
貯蔵品廃棄損	24,636	
固定資産除却損	5,266	143,642
税引前当期利益		137,549
法人税、住民税及び事業税		8,400
当期利益		129,149
前期繰越損失		15,695,477
当期未処理損失		15,566,327

重要な会計方針

1. 有価証券の評価基準及び評価方法

子会社株式

移動平均法に基づく原価法

その他有価証券

時価のないもの・・・移動平均法に基づく原価法

2. 棚卸資産の評価基準及び評価方法

商品・・・移動平均法に基づく低価法によっております。

3. 有形固定資産の減価償却の方法・・・法人税法に基づく定額法によっております。

4. 無形固定資産の減価償却の方法

法人税法に基づく定額法によっております。

ただし、ソフトウェアのうち自社利用分については、社内における利用可能期間（5年）に基づく定額法によっております。

5. 繰延資産の処理方法

新株発行費・・・商法の規定に基づく期間均等償却を行っております。

6. 引当金の計上方法

(1) 貸倒引当金

債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については財務内容評価法により計上しております。

(2) 退職給付引当金

従業員の退職給付に備えるため、当会計年度末における退職給付債務の見込額に基づき当会計年度末において発生していると認められる額を計上しております。

(3) 賞与引当金

従業員の賞与の支払いに備えるため、過去の支給実績を勘案し、当期に負担すべき実際支給見込額を計上しております。

7. 消費税等の処理方法・・・消費税等の会計処理は税抜方式によっております。

貸借対照表注記

1. 記載金額は千円未満を切り捨てて表示しております。

2. 子会社に対する金銭債権債務

短期金銭債権	201,463,878 千円	長期金銭債権	290,975 千円
短期金銭債務	698,536 千円		

3. 有形固定資産の減価償却累計額　202,174 千円

4. 貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、事務機器、LAN 設備、電話交換機、及び自動車があります。

5. 取締役・監査役に対する金銭債務　61,882 千円

6. 保証債務残高　796,233 千円

7. ストックオプション

ストックオプションのために付与した新株引受権の残高

発行すべき株式の内容	新株発行予定残数	発行価格
当社無額面普通株式	158,128 株	1 株につき 92,000 円と公募価格のいずれか低い金額

8. 1 株当たりの当期利益　32 円 82 銭

損益計算書注記

1. 記載金額は千円未満を切り捨てて表示しております。

2. 子会社との取引高

売上高		46,780,282 千円
営業取引以外の取引	受取利息	2,346,510 千円
	受取保証料	67,486 千円

損失処理案

（単位 ： 円）

当期未処理損失	15,566,327,999
これを次のとおり処理します。	
次期繰越損失	15,566,327,999

監 査 報 告 書

平成１５年2月１４日

株式会社ジュピターテレコム
　監査役会
　　監査役　小　林　孔　次　殿
　　監査役　吉　田　幸　弘　殿
　　監査役　ダリル・ドーリントン　殿
　　監査役　スー・プロヴァン　殿

朝　日　監　査　法　人

代表社員
関与社員　公認会計士

関与社員　公認会計士

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第２条の規定に基づき、株式会社ジュピターテレコムの平成１４年1月１日から平成１４年１２月３１日までの第９期営業年度の貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び損失処理案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。なお、この監査手続は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。

(2) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。

(3) 損失処理案は、法令及び定款に適合しているものと認める。

(4) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

決算期後に生じた会社の状況に関する重要な事実として、プロジェクトファイナンスによる借入を合意した旨が営業報告書の（８）決算期後に生じた重要な事実に記載されている。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査報告書

当監査役会は、平成１４年1月１日から平成１４年１２月３１日までの第９期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成しましたので、以下の通り報告します。

１．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針等に従い、取締役会その他重要な会議に出席するほか、取締役等から営業の報告を受け、重要な書類を閲覧し、会社の業績及び財産の状況を調査し、子会社についても、必要に応じて業務及び財産の状況を調査しました。また、会計監査人からその監査に関する報告と説明を受け、計算書類及び附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等から報告を求め、会計記録に基づく調査を実施しました。

２．監査の結果

（1）会計監査人である朝日監査法人の監査の方法及び結果は、相当であると認めます。

（2）営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

（3）損失処理に関する議案は、会社の財産の状況その他の事情に照らして相当であり、指摘すべき事項は認められません。

（4）附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

（5）取締役の職務の執行に関し、不正の行為または法令もしくは定款に違反する重大な事実は認められません。なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても、取締役の義務違反はないものと認めます。

３．後発事象

会社は、平成15年1月31日、市中シンジケート銀行団（銀行団）と、100%子会社である有限会社ジェイコムファイナンス（JCF）並びに特定のジュピターグループケーブルテレビ会社（対象会社）を債務者とするプロジェクトファイナンスによる、1,080億円の長期シニア借入及び主要株主である住友商事株式会社、リバティメディアグループ並びにマイクロソフト社と1,820億円の劣後借入契約に合意した旨、取締役から報告がありました。

尚、プロジェクトファイナンスの担保として子会社株式（対象会社部分）、建物、土地その他を銀行団に供した旨、報告がありました。

以上は、監査役全員一致の意見によるものであります。

平成15年2月21日

株式会社ジュピターテレコム監査役会

常任監査役	（常勤）	小林　孔次
監査役	（非常勤）	ダリル・ドーリントン
監査役	（非常勤）	スー・プロヴァン
監査役	（非常勤）	吉田　幸弘

（注）監査役小林孔次、監査役スー・プロヴァン、監査役吉田幸弘は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

第２号議案　定款一部変更の件

１．変更の理由
「商法等の一部を改正する法律」（平成１３年法律第１２８号）（平成14年４月１日施行）及び「商法及び株式会社の監査等に関する商法の特例に関する法律の一部を改正する法律」（平成１３年法律第１４９号）（平成 14年５月１日施行）の施行に伴い、関係条文を整備いたすものであります。

２．変更の内容
変更の内容は次のとおりであります。

（下線は変更部分）

現行定款	変 更 案	変更の理由
第９条（基準日） 当会社は、毎決算期現在の株主名簿（実質株主を含む。以下同じ。）に記載された株主(実質株主を含む。以下同じ。)をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。 ② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。	第９条（基準日） 当会社は、毎決算期現在の株主名簿（実質株主を含む。以下同じ。）に記載<u>又は記録</u>された株主（実質株主を含む。以下同じ。）をもって、その決算期に関する定時株主総会において権利を行使すべき株主とみなす。 ② 前項のほか、株主、登録質権者又は端株主として権利を行使すべき者を定めるため必要あるときは、あらかじめ公告して、臨時に基準日を定めることができる。	会社関係書類の電子化（IT化）に伴う条文整備
第１１条（招集者及び議長） 株主総会は、取締役<u>会長</u>が招集し、その議長となる。<u>取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、</u>取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。	第１１条（招集者及び議長） 株主総会は、<u>取締役会の決議に基づき、</u>取締役<u>社長</u>が招集し、その議長となる。取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる	条文整備のため
第１３条（議決権の代理行使）	第１３条（議決権の代理行使）	

株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、代理人は代理権を証する書面を当会社に提出しなければならない。	株主は、当会社の議決権を有する他の株主を代理人としてその議決権を行使することができる。この場合、株主又は代理人は代理権を証する書面を当会社に提出しなければならない。	条文整備のため
第１８条（取締役会） 取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。 ② 取締役会の招集通知は、各取締役及び各監査役に対し、会日の２週間前までに発する。但し、緊急のときは、この期間を短縮することができる。 ③ 取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。	第１８条（取締役会） 取締役会は、取締役会長が招集し、その議長となる。取締役会長を置かないとき又は取締役会長に事故があるときは、取締役社長がこれに代わり、取締役社長に事故があるときは、取締役会であらかじめ定めた順序により他の取締役がこれに代わる。 ② 取締役会の招集通知は、各取締役及び各監査役に対し、会日の２週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全取締役及び全監査役の同意を得て召集手続を省略することができる。 ③ 取締役会の運営その他に関する事項については、取締役会の定める取締役会規程による。	 条文整備の為
第２１条（任期） 監査役の任期は、就任後３年内の最終の決算期に関する定時株主総会終結のときまでとする。 ② 補欠のため選任された監査役の任期は、退任した監査役の残任期間とする。	第２１条（任期） 監査役の任期は、就任後４年内の最終の決算期に関する定時株主総会終結のときまでとする。 ② 補欠として選任された監査役の任期は、退任した監査役の残任期間とする。	商法改正に伴う監査役の任期に関する変更 条文整備の為
第２３条（監査役会） 監査役会招集の通知は、各監査役に対し、会日の２週間前までに発する。但し、緊急のときはこの期間を短縮することができる。 ② 監査役会の運営その他に関する事項については、監査役会の定める	第２３条（監査役会） 監査役会招集の通知は、各監査役に対し、会日の２週間前までに発する。ただし、緊急のときはこの期間を短縮し、又は全監査役の同意を得て、召集手続を省略することができる。 ② 監査役会の運営その他に関する	条文整備の為

監査役会規程による。	事項については、監査役会の定める監査役会規程による。	
第２６条（利益配当） 利益配当は、毎決算期現在の株主名簿に記載された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。	第２６条（利益配当） 利益配当は、毎決算期現在の株主名簿に記載又は記録された株主又は登録質権者及び同決算期現在の端株原簿に記載された端株主に対しこれを行う。	条文整備のため
第２９条（配当金の除斥期間） 利益配当金又は中間配当金が、支払開始の日から満３年を経過しても受領されないときは、当会社はその支払の義務を免れる。	第２９条（配当金の除斥期間） 利益配当金又は中間配当金が、支払開始の日から満３年を経過してもなお受領されないときは、当会社はその支払の義務を免れる。	会社関係書類の電子化（IT化）に伴う条文整備
（新設）	第７章　附　　則 第３０条（監査役の任期に関する経過措置） 第２１条第１項の規定にかかわらず、平成１４年５月１日後最初の決算期に関する定時株主総会の終結前に在任する監査役については、なお従前のとおり任期は３年とする。	商法改正に伴う監査役の任期に関して経過措置の附則を新設

第３号議案　取締役全員任期満了に伴い取締役13名選任の件

本総会終結の時をもって取締役全員が任期満了のため、取締役 13 名を選任する。
取締役候補者は次のとおり。
Candidates for Directors

氏名	生年月日	略歴
森 泉 知 行 Tomoyuki MORIIZUMI	1948年1月3日生	1970年 4月　住友商事㈱入社 1993年 1月　米国住友商事会社　SCOA投資事業部 1995年 1月　米国住友商事会社　Phoenixcor Inc. 会長 1996年10月　ジュピター・ショップチャンネル㈱代表取締役 2000年 2月　㈱ジュピター・プログラミング代表取締役 ジュピターサテライト放送㈱代表取締役 2003年 1月　当社社長付（現在）
グレゴリー アームストロング Gregory ARMSTRONG	1946年9月27日生	1971年 1月　Viacom Cablevision of SF入社 1994年 8月　Tele-Communications International, Inc. 入社 Senior Vice President of Cable Operations 1998年 1月　Liberty Media International, Inc. Managing Director, Latin America 2000年 9月　On Command Corporation Executive Vice President and Chief Operating Officer 2002年 1月　当社代表取締役副社長就任（現在）
吉 田 幸 弘 Yukihiro YOSHIDA	1945年8月10日生	1968年 4月　住友商事㈱入社 1991年 6月　同社 投資事業本部海外事業部長 1996年 2月　米国住友商事会社（同社投資事業部長） 1998年 4月　住友商事㈱理事 兼 米国住友商事会社（同社副社長） 1999年 4月　同社 理事 メディア事業本部副本部長 2001年 4月　同社 理事 情報産業総括部長 2002年 3月　当社監査役就任（現在）
庄 子 進 Susumu SHOJI	1942年2月12日生	1965年 4月　住友商事㈱入社 1994年 7月　同社 機電経理部長 1996年 6月　当社取締役就任 1997年 9月　当社常務取締役就任（現在）
平 山 泰 史 Yasufumi HIRAYAMA	1944年1月9日生	1967年 4月　住友商事㈱入社 1988年 3月　米国住友商事会社 1996年 1月　当社社長室長 1996年 6月　当社取締役就任 1997年 9月　当社常務取締役就任（現在）
中 井 戸 信 英 Nobuhide NAKAIDO	1946年11月1日生	1971年 4月　住友商事㈱入社 1992年 6月　同社 機械システム部長 1997年 4月　米国住友商事会社（同社サンフランシスコ支店長兼サンタクララ駐在員事務所長） 1998年 4月　住友商事㈱理事 エレクトロニクス本部副本部長 1998年 6月　同社 取締役 エレクトロニクス本部副本部長 1999年 4月　同社 取締役 エレクトロニクス本部長 2001年 4月　同社 取締役 ネットワーク事業本部長 e ビジネス事業部担当 2002年 4月　同社 代表取締役常務 情報産業事業部門長補佐 ネットワーク事業本部長 e ビジネス事業担当（現在）
吉 井 伸 吾 Shingo YOSHII	1947年8月23日生	1971年 4月　住友商事㈱入社 1995年 8月　同社 名古屋支社機電部長 1998年 4月　同社 情報通信第一事業部長 兼 中部支社機電部長 2000年 4月　同社 理事 メディア事業本部副本部長 情報産業業務部長 情報通信第一事業部長 2001年 4月　同社 理事 ネットワーク事業本部副本部長 e ビジネス事業部副担当 2002年 4月　同社 理事 メディア事業本部長（現在）

氏名	生年月日	略歴	
青木二仁 Tsuguhito AOKI	1947年3月13日生	1970年 5月	住友商事㈱入社
		1998年12月	同社 ケーブルテレビ事業部長
		1999年 3月	当社取締役就任(現在)
		2001年 4月	同社 理事 メディア事業本部副本部長 ケーブルテレビ・衛星事業部長
		2002年 4月	同社 理事 情報産業事業部門長付 (現在)
ミランダ カーチス Miranda CURTIS	1955年11月25日生	1992年 5月	TCI International, Inc. 入社
		1995年 1月	当社取締役就任(現在)
		1996年 9月	同社 Executive Vice President
		1999年 2月	Liberty Media International, Inc. President (現在)
グラハム ホリス Graham HOLLIS	1952年1月9日生	1994年 7月	TCI International, Inc. 入社
		1995年 5月	同社(現 Liberty Media International, Inc.) Executive Vice President & CFO(現在)
		1998年 3月	当社監査役就任
		2000年 9月	当社取締役就任(現在)
西村泰重 Yasushige NISHIMURA	1935年10月25日生	1959年 4月	住友商事㈱入社
		1995年 1月	当社代表取締役社長
		1998年 3月	当社顧問
		1998年11月	Liberty Media Corp. 在日顧問(現在)
		2000年 9月	当社取締役就任(現在)
ヘンリー ヴィジル Henry VIGIL	1958年1月9日生	1995年 9月	Microsoft Corp. General Manager, Internet Commerce Business Unit
		1997年 1月	同社 Senior Director, Digital Television Group
		1999年 1月	同社 Vice President, Consumer Strategy & Partnerships (現在)
		2000年 9月	当社取締役就任(現在)
サンジェイ チェッダ Sanjay CHHEDA	1966年11月24日生	1988年 8月	Salomon Brothers Corporate Financial Analyst
		1992年 9月	Microsoft Corp. Product Manager, Consumer Division
		1995年 8月	同社 Product Planning Manager, MSN
		1996年10月	同社 Program Manager, Internet Platforms and Tools Division, Commercial Systems Division
		1998年 5月	Group Program Manager, Platforms Division
		1999年 1月	Director, Business Development and Investments
		2001年 5月	Managing Director, Corporate Development (現在)

第４号議案　監査役スー・プロヴァン任期満了に伴い監査役１名選任及び監査役吉田幸弘辞任に伴い監査役１名選任の件

本総会終結の時をもって監査役スー・プロヴァンが任期満了のため並びに監査役吉田幸弘辞任のため、監査役２名を選任する。
監査役候補者は次のとおり。なお、本議案の提出については、監査役会の同意済み。
Candidates for Auditors

氏名	生年月日	略歴	
林　正俊 Masatoshi HAYASHI	1956年1月20日	1978年 4月	住友商事㈱入社
		1996年 7月	同社 メディア事業本部長付
		2000年 5月	同社 情報産業業務部長付
		2001年 4月	同社 情報産業総括部長付
		2002年 4月	同社 メディア事業本部映像メディア事業部長
		2003年 3月	同社 情報産業総括部長（現在）
スー プロヴァン Sue PROVAN	1965年5月28日生	1995年 7月	TCI International, Inc. Controller
		1998年 7月	Liberty Media International, Inc. Director of Finance (現在)
		2000年 9月	当社監査役就任(現在)

第５号議案　退任取締役に対し退職慰労金贈呈の件

本総会終結の時をもって取締役を退任される石橋庸敏氏に対し、在任中の労に報いるため、当社の役員退職慰労金支給内規に基づく相当額の範囲内で、退職慰労金を贈呈致したく存じます。その具体的金額、贈呈時期等につきましては、取締役会にご一任願います。

(Translation)

September 18, 2003

Sumitomo Corporation
Liberty Jupiter, Inc.
Liberty Japan, Inc.
Liberty Japan II, Inc.
Liberty Japan IV, Inc.
Liberty Kanto, Inc.
Microsoft Holdings V Inc.
Nikko Citi Trust and Banking Corporation
Mitsui & Co., Ltd.
Matsushita Electric Industrial Co., Ltd.
Mr. Lee A. Daniels

Notice of Convocation of Extraordinary Shareholders Meeting

Dear Sirs,

We are pleased to invite you to attend the Extraordinary Shareholders Meeting which will be held as written below. Should you be unable to attend this meeting, you can exercise the voting rights in writing. In such case, please review the attached Reference Materials, and return to us the enclosed Form of Exercise of Voting Rights, after indicating indicate Yes or No to the Proposal and affixing your seal or signature, no later than the day immediately preceding the below-mentioned date of the Extraordinary Shareholders Meeting.

1.Date : at 9:30 a.m. on October 3 (Friday), 2003

2.Place : at the Company's conference room, 4-41-24 Higashi-Ikebukuro Center-Bldg., Higashi-Ikebukuro, Toshima-ku, Tokyo

3.Agenda:

Matters to be resolved:

First Item: To issue share purchase warrants (shinkabu-yoyakuken) to the directors, auditors and employees of the Company and its subsidiaries and affiliates upon especially favorable terms

Second Item: Alternation of the Articles of Incorporation

Third Item: To elect one Director of the Company due to the resignation of Mr. Vigil

Sincerely,

Tomoyuki Moriizumi
Representative Director and CEO
Jupiter Telecommunications Co., Ltd.

Note: Please submit the enclosed Form of Exercise of Voting Rights at the reception if you attend the shareholders' meeting in person. Thank you.

Reference Materials For Exercise of Voting Rights

(1) Persons to whom Share Purchase Warrants are to be allocated

The Company shall allocate share purchase warrants (shinkabu-yoyakuken) (the "Share Purchase Warrants") to the directors, auditors and employees of the Company and its subsidiaries and affiliates listed below. Persons to whom the Share Purchase Warrants are to be allocated shall be hereinafter referred to as "Eligible Persons".

J-COM SAPPORO

J-COM KANTO

J-COM TOKYO

J-COM SHONAN

J-COM KISARADU

J-COM GUNMA

J-COM IBARAKI

J-COM URAWA-YONO

J-COM MEDIA SAITAMA

J-COM YY YACHIYO

J-COM URAYASU

J-COM KANSAI

J-COM HOKUSETSU

J-COM KOBE-ASHIYA

J-COM FUKUOKA (CV21)

J-COM FUKUOKA

J-COM KITAKYUSHU

J-COM SHIMONOSEKI

(2) Type and the number of shares subject to the Share Purchase Warrants

Up to 41,958 shares of the common stock of the Company.

In implementing any stock split or reverse stock split, the Company shall make adjustments to the number of shares subject to the Stock Purchase Warrants by using the following calculation formula, and shall omit any fractions smaller than one (1) share resulting from such adjustments.

(Adjusted number of shares) = (Number of shares before adjustment) x
(Ratio of stock split (or reverse stock split))

Provided, however, that the adjustment of the number of shares set forth above shall be conducted only in connection with the number of shares subject to the Share Purchase Warrants that have not been exercised at the time of the stock split or reverse stock split.

(3) Total number of Share Purchase Warrants to be issued

The total number of Share Purchase Warrants to be issued is 6,993 (the number of shares subject to one (1) Share Purchase Warrant is six (6)). Provided, however, that if the number of shares subject to the Share Purchase Warrants is adjusted in accordance with (2) above, then the number of shares subject to one (1) Share Purchase Warrant shall be adjusted accordingly.

(4) Issue price of the Share Purchase Warrants

The issue price of the Share Purchase Warrants shall be zero (0).

(5) Amount to be paid in upon the exercise of the Share Purchase Warrants

The amount to be paid in upon the exercise of each Share Purchase Warrant shall be the amount equal to the Exercise Price per share (to be fixed in accordance with ① and ② below) multiplied by the number of shares subject to one (1) Share Purchase Warrant (if adjusted in accordance with the proviso of (3) above, such adjusted number of shares).

① The Exercise Price per share shall be 92,000 yen. Provided, however, that if the offer price in the IPO (as defined in (7) ① below) of the Company in Japan (i.e., the issue price per share in the public offering) is determined to be a price below the Exercise Price, then in effect, the Exercise Price shall be the amount equal to such offer price.

② In implementing any stock split or reverse stock split, the Company shall make adjustments to the Exercise Price using the following calculation formula, and shall omit any fractions smaller than one (1) yen resulting from such adjustments.

(Adjusted Exercise Price) = (Exercise Price before adjustment) x
1 / (Ratio of stock split (or reverse stock split))

(6) Exercise period for the Share Purchase Warrants

The exercise period shall be from December 12, 2003, to August 23, 2012.

(7) Terms for the exercise of the Share Purchase Warrants

① Eligible Persons may exercise the Share Purchase Warrants only when the Company's stocks have been registered with the Japan Securities Dealers Association as

over-the-counter-listed securities, or have been listed on any of the stock exchanges (the "IPO").

② Only Eligible Persons may exercise the Share Purchase Warrants, except in the circumstances set forth in ⑥ below.

③ Eligible Persons (excluding those listed in the "List of Eligible Persons" as "non-managers") may exercise as follows the Share Purchase Warrants allocated to each of them, in whole or in part, on and after September 12, 2004. When calculating the exercisable number of Share Purchase Warrants, fractions smaller than one (1) Share Purchase Warrant shall be rounded up to one (1) Share Purchase Warrant.

(a) For the period from September 12, 2004 to September 11, 2005, one quarter of the number of Share Purchase Warrants allocated to each Eligible Person shall be exercisable by that Eligible Person.

(b) For the period from September 12, 2005, to September 11, 2006, one half of the number of Share Purchase Warrants allocated to each Eligible Person shall be exercisable by that Eligible Person.

(c) For the period from September 12, 2006, to September 11, 2007, three quarters of the number of Share Purchase Warrants allocated to each Eligible Person shall be exercisable by that Eligible Person.

(d) For the period from September 12, 2007 to August 23, 2012, all of the Share Purchase Warrants allocated to each Eligible Person shall be exercisable by that Eligible Person.

④ Those who are listed on the List of Eligible Persons as "non-managers" may exercise the Share Purchase Warrants on and after September 12, 2005, and may thereafter exercise the Share Purchase Warrants allocated to each of them in whole or in part until August 23, 2012.

⑤ If, after the issuance of the Share Purchase Warrants, (i) any Eligible Person ceases to be an officer or employee of the Company or its group company, or (ii) a substantial change occurs in the composition of the Company's major shareholders, the exercise of Share Purchase Warrants by the relevant Eligible Person may be treated in accordance with the provisions of the "Share Purchase Warrants Allocation Agreement" referred to in ⑧ below, irrespective of the provisions under ③ and ④ above.

⑥ If, after the issuance of the Share Purchase Warrants, any Eligible Person dies without forfeiting the Share Purchase Warrants, the relevant heir may exercise such Eligible Person's Share Purchase Warrants. However, the exercisable number of Share Purchase Warrants, the exercise period and the other terms of exercise of the Share Purchase Warrants shall be otherwise treated in accordance with the "Share Purchase Warrants Allocation Agreement" referred to in ⑧ below.

⑦ If, after the issuance of the Share Purchase Warrants, (i) the Company is merged or consolidated with another company, (ii) the Company implements a stock swap (*kabushiki-koukan*) or stock transfer (*kabushiki-iten*), or (iii) any other event occurs requiring adjustments, the Company may (a) make such reasonable adjustments as it

deems necessary (without granting additional substantial financial benefits to the holders of the Share Purchase Warrants) to the number of shares subject to the Share Purchase Warrants, the Exercise Price, the exercise period and other terms, (b) restrict the exercise of the Share Purchase Warrants, or (c) invalidate any unexercised Share Purchase Warrants.

⑧ In addition to the above, if any Eligible Person ceases to be an officer or employee of the Company or its group company, the exercisable number of Share Purchase Warrants, the exercise period, the reasons for forfeiture of the Share Purchase Warrants and the other terms of exercise of the Share Purchase Warrants and the details thereof shall be treated in accordance with the "Share Purchase Warrants Allocation Agreement" to be concluded between the Company and each Eligible Person, based on the resolution of the board of directors' meeting held on September 18, 2003 and the resolution of this shareholders' meeting.

(8) Event of, and the conditions for, cancellation of the Share Purchase Warrants

① If, after the issuance of the Share Purchase Warrants, either of the following occur: (i) a merger, by which the Company is dissolved, or (ii) a stock swap (*kabushiki-koukan*) or stock transfer (*kabushiki-iten*), by which the Company becomes a wholly-owned subsidiary (*kanzen-kogaisha*); the Company may cancel all of the Share Purchase Warrants without compensation by a resolution of the board of directors' meeting.

② If a holder of Share Purchase Warrants becomes unable to exercise his/her Share Purchase Warrants before exercising them in accordance with the provisions of the "Share Purchase Warrants Allocation Agreement" referred to in (7) ⑧ above, the Company may cancel such unexercised Share Purchase Warrants without compensation by a resolution of the board of directors' meeting.

(9) Restriction on the transfer of the Share Purchase Warrants

Any transfer of the Share Purchase Warrants shall be subject to the approval of the board of directors.

Second Item: Alternation of the Articles of Incorporation

The Company proposes the following alternation of the Articles of Incorporation subject to effect date as of February 16, 2005:

Current	Proposal
ARTICLE 3. LOCATION OF HEAD OFFICE The Company shall have its head office in Toshima-ku, Tokyo, Japan.	ARTICLE 3. LOCATION OF HEAD OFFICE The Company shall have its head office in Minato-ku, Tokyo, Japan.

Third Item: To elect one Director of the Company due to the resignation of Mr. Vigil

The Company proposes the following candidate for Director:

Salman Ullah	January 15, 1964	1993年2月	Mckinsey & Co. Engagement Manager
		1997年5月	Microsoft Corp. Senior Director of Corporate Development
		2001年5月	Director of our company
		2002年7月	Microsoft Corp. General Manager of Corporate Strategy

平成15年9月18日

株主各位

東京都豊島区東池袋４－４１－２４
株式会社ジュピターテレコム
代表取締役社長　森泉　知行

臨時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。

さて、弊社臨時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。

なお、当日ご出席願えない場合は、書面により議決権の行使をすることができます。後記参考書類をご検討いただき、同封の議決権行使書に賛否のご表示を賜りご捺印又はご署名のうえ、株主総会開催の前日までに当社に到着するようご返送くださいますようお願い申し上げます。

敬　具

記

１．日　時：　平成１５年１０月３日（金）　午前９時３０分

２．場　所：　東京都豊島区東池袋四丁目４１番２４号　当社本店会議室

３．会議の目的事項：

《決議事項》

第１号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

第２号議案　定款一部変更の件

第３号議案　取締役ヘンリー・ヴィジル辞任に伴い取締役１名選任の件

以　上

◎お願い　当日ご出席の際は、お手数ながら同封の議決権行使書面を会場受付へご提出くださいますようお願い申し上げます。

議決権行使についての参考書類

1.　総株主の議決権の数　4,684,535 個

2.　議案及び参考事項

第 1 号議案　当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して特に有利な条件をもって新株予約権を発行する件

商法第 280 条ノ 19 及び第 280 条ノ 21 の規定に基づき、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員の当社の業績向上に対する意欲や士気を一層高めることを目的として、当社及び当社の子会社又は関連会社の取締役、監査役及び従業員に対して、別紙記載の要領により特に有利な条件をもって新株予約権を発行するものであります。

(1)　新株予約権の割当を受ける者

当社及び下記に掲げる当社の子会社又は関連会社の取締役、監査役及び従業員に対して新株予約権を割り当てる。以下、新株予約権の割当を受ける者を「割当対象者」という。

記

株式会社ジェイコム札幌
株式会社ジェイコム関東
株式会社ジェイコム東京
株式会社ジェイコム湘南
株式会社木更津ケーブルテレビ
株式会社ジェイコム群馬
土浦ケーブルテレビ株式会社
浦和ケーブルテレビネットワーク株式会社
株式会社メディアさいたま
株式会社ケーブルネットワークやちよ
株式会社スーパーネットワークユー
株式会社ジェイコム関西
北摂ケーブルネット株式会社
株式会社ケーブルネット神戸芦屋
株式会社ケーブルビジョン二十一
福岡ケーブルネットワーク株式会社
株式会社ジェイコム北九州
株式会社ケーブルネット下関

(2)　新株予約権の目的たる株式の種類及び数

当社普通株式 41,958 株を上限とする。
なお、当社が株式の分割又は併合を行う場合には、次の算式により新株予約権の目的たる株式数を調整し、調整の結果生じる 1 株未満の端数は、これを切り捨てる。

調整後株式数＝調整前株式数×分割(又は併合)の比率

但し、上記株式数の調整は、その時点で割当対象者が行使していない新株予約権の目的たる株式数についてのみ行われるものとする。

(3)　発行する新株予約権の総数

6,993個(新株予約権1個あたりの目的たる株式数6株)とする。但し、上記(2)の規定に従い新株予約権の目的たる株式数の調整を行った場合には、新株予約権1個あたりの目的たる株式数についても同様の調整を行うものとする。

(4)　新株予約権の発行価額

無償とする。

(5)　新株予約権行使時に払込みをなすべき金額

各新株予約権の行使に際して払込みをなすべき金額は、下記①及び②により決定される1株あたりの権利行使価額に、上記(3)に定める新株予約権1個あたりの目的たる株式数(上記(3)但書の規定に従い調整を行った場合は、調整後の株式数)を乗じた金額とする。

① 当初の権利行使価額は92,000円とする。但し、当社の国内における新規株式公開(下記(7)①に定義される。)に際しての公募価格(一般募集における新株の発行価格をいう。)がその時点において有効な権利行使価額を下回る額に定められた場合には、当該公募価格を権利行使価額とする。

② 当社が株式の分割又は併合を行う場合には、次の算式により権利行使価額を調整し、調整の結果生じる1円未満の端数は、これを切り捨てる。

$$\text{調整後権利行使価額} = \text{調整前権利行使価額} \times \frac{1}{\text{分割(又は併合)の比率}}$$

(6)　新株予約権の権利行使期間

平成15年12月12日から平成24年8月23日まで。

(7)　新株予約権の行使の条件

① 割当対象者は、当社株券が店頭登録有価証券として日本証券業協会に登録され、又はいずれかの証券取引所に上場された場合(「新規株式公開」という。)に限り、新株予約権を行使することができる。

② 新株予約権は、下記⑥の場合を除き、割当対象者に限り行使することができる。

③ 割当対象者(但し、新株予約権の割当に際して取締役会が定める割当対象者名簿(以下、単に「割当対象者名簿」という。)に「非管理職」として記載されている割当対象者を除く。)は、平成16年9月12日以降、新株予約権の行使が可能となるものとし、以下の区分に従って、割当を受けた新株予約権の一部又は全部を行使することができる。なお以下の計算の結果、行使可能な新株予約権に1個に満たない端数がある場合には、1個に切り上げた数とする。

(ア) 平成16年9月12日から平成17年9月11日までは、割当を受けた新株予約権の個数の4分の1について、行使することができる。

(イ) 平成17年9月12日から平成18年9月11日までは、割当を受けた新株予約権の個数の4分の2について、行使することができる。

(ウ) 平成18年9月12日から平成19年9月11日までは、割当を受けた新株予約権の個数の4分の3について、行使することができる。

(エ) 平成19年9月12日から平成24年8月23日までは、割当を受けた新株予約権の個数のすべてについて、行使することができる。

④ 割当対象者名簿に「非管理職」として記載されている割当対象者については、平成17

年9月12日以降、新株予約権の行使が可能となるものとし、同日以降、平成24年8月23日まで、割当を受けた新株予約権の一部又は全部を行使することができる。

⑤ 新株予約権発行後に割当対象者が当社又は当社のグループ事業会社の取締役、監査役又は従業員の地位を喪失した場合、及び当社の大株主の構成に重大な変更が生じた場合には、上記③及び④の定めにかかわらず、下記⑧記載の「新株予約権割当契約」の定めるところにより、新株予約権の行使につき別に取り扱うことができるものとする。

⑥ 新株予約権発行後、新株予約権を喪失することなく割当対象者が死亡した場合には、その相続人による新株予約権の行使を認めるが、行使可能な新株予約権の個数、行使可能な期間その他の新株予約権の行使の条件については、下記⑧記載の「新株予約権割当契約」に定めるところによるものとする。

⑦ 新株予約権発行後、当社が他社と吸収合併若しくは新設合併を行う場合、又は株式交換若しくは株式移転を行う場合、その他調整の必要が生じた場合は、合理的な範囲で、ただし割当対象者に追加の実質的な経済的利益を与えることなく、新株予約権の目的たる株式数、権利行使価額、権利行使期間その他について必要と認める調整を行い、権利行使を制限し、又は未行使の新株予約権を失効させることができるものとする。

⑧ 上記の他、割当対象者が当社又は当社グループ事業会社の取締役、監査役又は従業員の地位を喪失した場合の行使可能な新株予約権の個数、行使可能な期間等、新株予約権の喪失事由その他の新株予約権の行使の条件及びその細目については、平成15年9月18日開催の取締役会決議及び本株主総会決議に基づき、当社と割当対象者との間で締結する「新株予約権割当契約」に定めるところによる。

(8) 新株予約権の消却事由及び条件

① 新株予約権発行後、当社が消滅会社となる合併、又は当社が完全子会社となる株式交換若しくは株式移転が行われる場合、取締役会決議をもって新株予約権の全部を無償で消却することができる。

② 新株予約権者が新株予約権を行使する前に上記(7)⑧記載の「新株予約権割当契約」に定めるところにより新株予約権を行使できなくなった場合、取締役会決議をもって当該未行使の新株予約権を無償で消却することができる。

(9) 新株予約権の譲渡制限

新株予約権を譲渡するには取締役会の承認を要する。

第２号議案　定款一部変更の件

平成１６年２月１６日(月)をもって定款第３条を下記のとおり変更すること。

記

現行	変更案
第３条（本店の所在地） 当会社は、本店を東京都豊島区に置く。	第３条（本店の所在地） 当会社は、本店を東京都港区に置く。

第３号議案　取締役ヘンリー・ヴィジル辞任に伴い取締役１名選任の件

本総会終結の時をもって取締役ヘンリー・ヴィジル辞任のため、取締役 1 名を選任する。取締役候補者は次のとおり。

役名及び職名	氏名（生年月日）	略歴
取締役	サルマン・ウラー氏 (1964年 1月 15日生)	1993年2月 マッキンゼー・アンド・カンパニー社 エンゲージメント マネージャー 1997年5月 マイクロソフト社　コーポレートデベロップメント シニア・ディレクター 2001年5月 当社取締役就任 2002年7月 マイクロソフト社　コーポレートストラテジー ゼネラル・マネージャー（現在）

(Translation)

May 1, 2003

Sumitomo Corporation
Liberty Japan, Inc.
Microsoft Holdings V Inc.
Nikko Citi Trust and Banking Corporation
Liberty Jupiter, Inc.
Liberty Jupiter II, Inc.
Mitsui & Co., Ltd.
Matsushita Electric Industrial Co., Ltd.
Mr. Lee A. Daniels

Notice of Convocation of Extraordinary Shareholders Meeting

Dear Sirs,

We are pleased to invite you to attend the Extraordinary Shareholders Meeting which will be held as written below. Should you be unable to attend this meeting, you can exercise the voting rights in writing. In such case, please review the attached Reference Materials, and return to us the enclosed Form of Exercise of Voting Rights, after indicating indicate Yes or No to the Proposal and affixing your seal or signature, no later than the day immediately preceding the below-mentioned date of the Extraordinary Shareholders Meeting.

1.Date : at 9:00 a.m. on May 16 (Friday), 2003

2.Place : at the Company's conference room,4-41-24 Higashi-Ikebukuro Center-Bldg., Higashi-Ikebukuro, Toshima-ku, Tokyo

3.Agenda:

Matters to be resolved:

First Item : Election of 1 Auditor

Sincerely,

Tomoyuki Moriizumi
Representative Director and CEO
Jupiter Telecommunications Co., Ltd.

Note: Please submit the enclosed Form of Exercise of Voting Rights at the reception if you attend the shareholders' meeting in person. Thank you.

Reference Materials For Exercise of Voting Rights

Election of 1 Auditor

Candidates for Auditors

氏名	生年月日	略歴	
松本　征夫 Ikuo Matsumoto	1944年6月10日	1967年 4月	住友商事㈱入社
		1991年 4月	同社 衛星通信事業室参事 ㈱サテライト ジャパン
		1996年10月	同社 映像メディア事業部参事（シンガポール駐在） JAPAN ENTERTAINMENT TELEVISION PTE. LTD.
		1998年12月	同社 情報通信第二事業部参事 ㈱インタラクティブソリューションズ 兼 エンゲージテクノロジーズジャパン㈱
		2000年 2月	同社 ケーブルテレビ事業部参事 ㈱ジュピターテレコム 財務企画部（現資金部）部長（現任）

[Form of Exercise of Voting Rights to be attached]

２００３年５月１日

株主各位

東京都豊島区東池袋４－４１－２４
株式会社ジュピターテレコム
代表取締役社長　森泉　知行

臨時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。

さて、弊社臨時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。

なお、当日ご出席願えない場合は、書面により議決権の行使をすることができます。後記参考書類をご検討いただき、同封の議決権行使書に賛否のご表示を賜りご捺印又はご署名のうえ、株主総会開催の前日までに当社に到着するようご返送くださいますようお願い申し上げます。

敬　具

記

１．日　時：　２００３年５月１６日（金）午前９時００分

２．場　所：　東京都豊島区東池袋四丁目４１番２４号　当社本店会議室

３．会議の目的事項：

《決議事項》

第１号議案　監査役小林孔次辞任に伴い監査役１名選任の件

以　上

◎お願い　当日ご出席の際は、お手数ながら同封の議決権行使書面を会場受付へご提出くださいますようお願い申し上げます。

議決権行使についての参考書類

1. 総株主の議決権の数 3,934,285 個

2. 議案及び参考事項

第１号議案 監査役小林孔次辞任に伴い監査役１名選任の件

本総会終結の時をもって監査役小林孔次辞任のため、監査役１名を選任する。監査役候補者は次のとおり。なお、本議案の提出については、監査役会の同意済み。

Candidates for Auditors

氏名	生年月日	略歴	
松本 征夫 Ikuo Matsumoto	1944年6月10日	1967年 4月	住友商事㈱入社
		1991年 4月	同社 衛星通信事業室参事 ㈱サテライト ジャパン
		1996年10月	同社 映像メディア事業部参事（シンガポール駐在） JAPAN ENTERTAINMENT TELEVISION PTE.LTD.
		1998年12月	同社 情報通信第二事業部参事 ㈱インタラクティブソリューションズ 兼 エンゲージテクノロジーズジャパン㈱
		2000年 2月	同社 ケーブルテレビ・衛星事業部参事 ㈱ジュピターテレコム 財務企画部（現資金部）部長（現任）

(Translation)

April 2, 2003

To: Shareholders of

Jupiter Telecommunications Co., Ltd.

Notice of Convocation of Extraordinary Meeting of Shareholders

Dear Sirs,

We are pleased to invite you to attend out Extraordinary Meeting of Shareholders, as scheduled below. Should you be unable to attend this meeting, you can exercise the voting rights in writing. In such case, please review the attached Reference Materials, and return to us the enclosed Form of Exercise of Voting Rights, after indicating indicate Yes or No to the Proposal and affixing your seal or signature, no later than the day immediately preceding the below-mentioned date of the Extraordinary Meeting of Shareholders.

Extraordinary Meeting of Shareholders

1. **Time and Date:** 9:30 a.m., Thursday, April 17, 2003
2. **Place:** Conference Room at our Head Office, located at 4-41-24 Higashi-Ikebukuro, Toshima-ku, Tokyo
3. **Agenda:**

   Matter For Resolution

   Proposal 1: *Approval of Issue of New Shares At Issue Price Specially Favorable to Purchasers (Otherwise Than Through Pro Rata Allocation to Shareholders)*

Sincerely,

Tomoyuki Moriizumi
Representative Director and CEO
Jupiter Telecommunications Co., Ltd.

Note: Please submit the enclosed Form of Exercise of Voting Rights at the reception if you attend the shareholders' meeting in person. Thank you.

(Translation)

Reference Materials For Exercise of Voting Rights
<u>This revised draft is subject to Jupiter review.</u>

1. Number of Voting Rights of All Shareholders: 3,934,285 voting rights

2. Proposal and Relevant Matters

Proposal 1: *Approval of Issue of New Shares At Issue Price Specially Favorable to Purchasers (Otherwise Than Through Pro Rata Allocation to Shareholders)*

(a) Reason for New Share Issue at a Preferential Price

[We borrowed Jupiter Subordinated Loans (in the total principal amounts of 150 billion yen) from the three principal shareholders, including Sumitomo Corporation ("Sumitomo"), in a principal amount of 56,889 million yen, and Liberty Media Corporation acting through one of its subsidiaries, Liberty Jupiter Finance, Inc. ("Liberty Jupiter"), in a principal amount of 56,889 million yen, (with Sumitomo's and Liberty Media's portions being a total of 113,778 million yen). Liberty Jupiter is in a process of transferring a portion of such subordinated loan to Liberty Japan IV, Inc. in a principal amount of 16,130,375,000 yen.][2]

It will be important for our future business growth to be able to improve our financial position through the debt-for-equity conversion currently contemplated. Upon consultation with Sumitomo and Liberty Japan IV, with reference to the current projection for our fiscal year 2003 results and the share-price-to-EBITDA ratio of similarly situated companies in the United States, it would be acceptable to both parties to convert such subordinated loans into equity at a price of Yen 43,000 per share

(b) Reason for Proposal for Voting

We believe that such issue price is reasonable and fair. There is a potential appearance, however, that such a price may be viewed as preferential to the purchasers, when the issue price is compared with the purchase price of shares in a tender offer recently carried out from February 24, 2003 through March 24, 2003, which was Yen 54,000 per share (and which, according to the 2003 tender offer registration statement, was reported to have been determined with reference to the purchaser price in a tender offer carried out in February 2002). Accordingly, out of caution and for the avoidance of possible doubt in respect of this new share issue, we hereby seek the shareholder approval for this new share issue at such price. *(For the particulars of this new share issue, please refer to the exhibit attached hereto.)*

(c) The outline of new issue for which we seek your approval is as follows:

(i) Number and Type of New Shares:	750,250 shares of common stock	
(ii) Minimum Issue Price:	Yen 43,000 per share	
(iii) Purchasers:	Sumitomo Corporation	375,125 shares
	Liberty Japan IV, Inc.	375,125 shares

<u>Provided</u>, that this new share issue will subject to (i) the registration of this new share issuance under the Securities and Exchange Law becoming effective and (ii) the completion of appraisal procedure by a court-appointed inspector with respect to the payment-in-kind for this new share issue, or issuance of a fairness certificate by attorneys with respect thereto or completion of such other procedure as required by the Commercial Code.

---

[1] To Elisa: can we say that the transfer is completed as of April 2, the date of the convocation notice?

[2] This first paragraph is simplified without the amount of long term borrowing as of March 31, because Jupiter cannot have such information available by April 2. To illustrate (as an introduction) the amount of long term loans, we can quote the amount of shareholder subordinated loans.

(Translation)

Exhibit

Particulars of New Share Issue

1. Number and Type of New Shares:	750,250 shares of common stock
2. Issue Price:	43,000 yen per share
3. Total Issue Price:	32,260,750,000 yen
4. Amount of Issue Price Not Counted for Stated Capital:	21,500 yen per share
5. Application Date:	[*Wednesday, May 14, 2003]*
6. Payment Date:	*[Thursday, May 15, 2003]*

7. Commencement of Dividend Calculation Period: January 1, 2003

8. Purchasers and Number of Shares: All new shares being issued will be allotted to and purchased by the persons named in "9. Matters concerning Payment-in-Kind" below.

9. Matters concerning Payment-in-Kind

(a) Names of Purchasers Who Make Payment-in-Kind

Sumitomo Corporation ("Sumitomo")
Liberty Japan IV, Inc. ("Liberty Japan IV")

(b) Assets to be Delivered in Payment-in-Kind and Their Value

(i) Such portion of Jupiter Subordinated Loan (total principal amount of 56,889 million yen) made by Sumitomo as of February 6, 2003 as is equivalent to the principal amount of 16,130,375,000 yen. The value of such portion of the Loan is 16,130,375,000 yen.

(ii) Such portion of Jupiter Subordinated Loan (total principal amount of 56,889 million yen) made by Liberty Jupiter Finance, Inc. as of February 6, 2003 as is equivalent to the principal amount of 16,130,375,000 yen and was transferred to Liberty Japan IV. The value of such portion of the Loan is 16,130,375,000 yen.

(c) Number and Type of New Shares Allotted to Purchasers Who Make Payment-in-Kind
375,125 shares of common stock will be allotted to each of the above mentioned purchasers, with the total new shares being 750,250 shares of common stock.

10. This new share issue will be subject to (i) the resolution to be adopted at an extraordinary meeting of shareholders scheduled for April 17, 2003, approving the issue of new shares at an issue price specially favorable to purchasers (otherwise than through pro rata allocation to shareholders); (ii) the completion of appraisal procedure by a court-appointed inspector with respect to the payment-in-kind for this new share issue, or issuance of a fairness certificate by attorneys with respect thereto or completion of such other procedure as required by the Commercial Code; and (iii) and the registration of this new share issuance under the Securities and Exchange Law becoming effective. Please note that, depending upon the timing of completion of such procedures, the payment date for this new share issue may be changed pursuant to the board resolution.

(Translation)

[Form of Exercise of Voting Rights to be attached]

２００３年４月２日

株主各位

東京都豊島区東池袋４－４１－２４
株式会社ジュピターテレコム
代表取締役社長　森泉　知行

臨時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。

さて、弊社臨時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。

なお、当日ご出席願えない場合は、書面により議決権の行使をすることができます。後記参考書類をご検討いただき、同封の議決権行使書に賛否のご表示を賜りご捺印又はご署名のうえ、株主総会開催の前日までに当社に到着するようご返送くださいますようお願い申し上げます。

敬　具

記

１．日　時：　２００３年４月１７日（木）　午前９時３０分

２．場　所：　東京都豊島区東池袋四丁目４１番２４号　当社本店会議室

３．会議の目的事項：

《決議事項》

第１号議案　株主以外の者に対する特に有利な発行価額による新株式発行承認の件

以　上

◎お願い　当日ご出席の際は、お手数ながら同封の議決権行使書面を会場受付へご提出くださいますようお願い申し上げます。

議決権行使についての参考書類

1. 総株主の議決権の数　　3,934,285 個

2. 議案及び参考事項

第 1 号議案　株主以外の者に対する特に有利な発行価額による新株式発行承認の件

(1) 特に有利な発行価額をもって新株を発行する理由

当社は、住友商事株式会社（以下「住友商事」）及びリバティ・メディアの子会社であるLiberty Jupiter Finance, Inc.（以下「リバティ・ジュピター」）からの株主劣後融資（元本額各 568 億 89 百万円、元本額の合計 1,137 億 78 百万円）の劣後借入れを含む主要 3 株主からの劣後借入れを元本額の合計 1,500 億円を実施し、平成 15 年 3 月末現在での主要株主からの長期借入金は合計 1,820 億円となっております（なお、リバティ・ジュピターは債権の一部（16,130,375,000 円）をリバティ・ジャパン IV インク（以下「リバティ・ジャパン IV」）に譲渡手続中）。

今般住友商事及びリバティ・ジャパン IV からの上記劣後借入れを株式化することにより財務体質の強化を図ることは、当社の今後の事業展開にとって重要な意味を持っております。そこで両社と協議しました結果、平成 15 年度の当社の事業見通しを踏まえ、また米国における類似事業者の株価水準を考慮して、1 株当たり 43,000 円の発行価額にて債務の株式化をお引受いただけることになりました。

(2) 提案の理由

当社としてはかかる発行価額は適正であり、合理性があると考えておりますが、他方、本年 2 月 24 日から 3 月 24 日に実施されました当社株式の公開買付けにおける買付け価格が 1 株当たり 54,000 円（公開買付け届出書の記載によれば、平成 14 年 2 月の買付け価格を参考として決定された）でありましたことから、単純に価格だけを比較した場合、上記発行価額での新株式発行は外見上特に有利な発行価額による新株式の発行とみられる余地もありえることに鑑み、今回の新株式発行（新株発行の概要は別紙をご参照ください。）に関して慎重を期し、疑義を残さないように、株主の皆様のご承認をお願いする次第であります。

(3) 株主総会での承認を求める新株式の発行要領は次のとおりであります。

新株式発行要領

① 新株式の種類及び数	普通株式 750,250 株	
② 最低発行価額	1 株につき 金 43,000 円	
③ 割当先	住友商事株式会社	375,125 株
	Liberty Japan IV, Inc.	375,125 株

なお、本新株発行は、証券取引法上の届出の効力発生を条件とするとともに、現物出資による新株式発行につき、裁判所の選任にかかる検査役による調査手続の完了又は弁護士等の証明書その他の商法上必要とされる手続の完了を条件とします。

（別　紙）

新株発行の概要

1.	発行する新株の種類及び数	普通株式 750,250 株
2.	新株の発行価額	1株につき 金 43,000 円
3.	発行価額の総額	金 32,260,750,000 円
4.	発行価額中資本に組入れない額	1株につき 21,500 円
5.	申込期日	平成 15 年 5 月 14 日（水曜日）
6.	払込期日	平成 15 年 5 月 15 日（木曜日）
7.	配当起算日	平成 15 年 1 月 1 日
8.	割当先及び割当株式数	下記「9. 現物出資に関する事項」に記載する現物出資者に対して、発行する新株式全部を割り当てる。

9. 現物出資に関する事項

①現物出資をする者の氏名

(1) 住友商事株式会社（以下「住友商事」）

(2) Liberty Japan IV, Inc.（以下「リバティ・ジャパン IV」）

②出資の目的たる財産及びその価格

(1) 平成 15 年 2 月 6 日に住友商事が当社に対して実行した貸付けである Jupiter Subordinated Loan（元本額 568 億 89 百万円）のうち、その一部である元本金 16,130,375,000 円相当分
その価格は 16,130,375,000 円

(2) 平成 15 年 2 月 6 日に Liberty Jupiter Finance, Inc. が当社に対して実行した貸付けである Jupiter Subordinated Loan（元本額 568 億 89 百万円）のうち、その後リバティ・ジャパン IV に譲渡された元本金 16,130,375,000 円相当分
その価格は 16,130,375,000 円

現物出資の目的たる財産の価格の合計　　金 32,260,750,000 円

③現物出資者に対して与える新株式の種類及び数

上記各現物出資者に対して、それぞれ普通株式 375,125 株（合計　普通株式 750,250 株）を与える。

10. 本新株発行は、平成 15 年 4 月 17 日開催予定の臨時株主総会において、株主以外の者に対して特に有利な発行価額をもって新株を発行することの承認が得られること、並びに現物出資による新株発行につき裁判所の選任にかかる検査役の調査手続の完了又は弁護士の証明書その他の商法上必要とされる手続の完了、及び証券取引法による届出の効力発生を条件とする。なお、これらの手続完了の時期により、取締役会決議により払込期日を変更することがある。

RECEIVED
2004 JUL -8 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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